As filed with the Securities and Exchange Commission on October 30, 2009
Registration No. 333-161075
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2

to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CAMBIUM LEARNING GROUP, INC.
(formerly known as Cambium-Voyager Holdings, Inc.)
(Exact name of registrant as specified in its charter)

Delaware	2741	27-0587428
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Cambium Learning Group, Inc.
c/o Veronis Suhler Stevenson
350 Park Avenue
New York, New York 10022
(212) 935-4990

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Scott J. Troeller
President
Cambium Learning Group, Inc.
c/o Veronis Suhler Stevenson
350 Park Avenue
New York, New York 10022
(212) 935-4990

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven E. Siesser Peter H. Ehrenberg Lowenstein Sandler PC 1251 Avenue of the Americas New York, New York 10020	Phillip Gordon John R. Thomas Perkins Coie LLP 131 South Dearborn Street, Suite 1700 Chicago, Illinois 60603-5559

Approximate date of commencement of proposed sale to the public:  As promptly as practicable after this registration statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class		Proposed	Proposed
of Securities to be	Amount to be	Maximum Offering	Maximum Aggregate	Amount of
Registered	Registered	Price Per Share	Offering Price	Registration Fee
Common Stock, par value $0.001 per share	30,008,655(1)	Not Applicable(2)	$132,788,298.38(2)	$7,409.59(3)

(1)	Represents the number of shares of common stock, par value $0.001 per share, of the registrant (“Holdings Common Stock”) equal to the product obtained by multiplying (a) (x) 29,874,145 shares of common stock, par value $0.001 per share, of Voyager Learning Company (“Voyager Common Stock”) estimated to be outstanding immediately prior to the closing of the mergers described in this registration statement, plus (y) 134,510 shares of Voyager Common Stock subject to stock options that are exercisable prior to the expected closing of the mergers, which sum is the maximum number of shares of Voyager Common Stock convertible into shares of Holdings Common Stock in connection with the Voyager merger described in this registration statement, by (b) the applicable exchange ratio of 1.0.

(2)	Pursuant to Rules 457(c) and 457(f)(1) under the Securities Act and solely for purposes of calculating the registration fee, the proposed maximum aggregate offering price is based upon the product obtained by multiplying (a) $4.425, which is the average of the high and low prices per share of Voyager Common Stock on August 3, 2009 (this registration statement was initially filed on August 6, 2009), as quoted on the Pink Sheets Electronic Quotation Service on such date, by (b) 30,008,655 shares of Voyager Common Stock, which is the maximum number of shares of Voyager Common Stock that could be exchanged for Holdings Common Stock in the Voyager merger (which includes all shares of Holdings Common Stock that may be issued upon the exercise of Voyager stock options prior to the closing of the Voyager merger).

(3)	This amount is calculated by multiplying the estimated maximum aggregate offering price of the Holdings Common Stock to be registered hereunder by 0.00005580. The registrant previously paid this amount in connection with the initial filing of this registration statement on August 6, 2009.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. Holdings may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 30, 2009

Dear Fellow Stockholders,

You are cordially invited to attend a special meeting of stockholders of Voyager Learning Company, a Delaware corporation (“Voyager”), to be held on [          ], 2009, at 8:00 a.m. local time, at Voyager’s corporate headquarters, 1800 Valley View Lane, Suite 400, Dallas, Texas. At the special meeting, you will be asked to consider and vote on a proposal to adopt the Agreement and Plan of Mergers, dated as of June 20, 2009 (the “merger agreement”), by and among Cambium Learning Group, Inc., a Delaware corporation (formerly known as Cambium-Voyager Holdings, Inc. and referred to in this document as “Holdings”), Voyager, Vowel Acquisition Corp., a Delaware corporation, VSS-Cambium Holdings II Corp., a Delaware corporation (“Cambium”), Consonant Acquisition Corp., a Delaware corporation, and Vowel Representative, LLC, a Delaware limited liability company (“Stockholders’ Representative”). Upon completion of the two mergers contemplated by the merger agreement:

•	Voyager and Cambium will become wholly owned subsidiaries of Holdings, a newly formed holding company;

•	each holder of Voyager common stock outstanding immediately prior to the effective time of the mergers will be entitled to receive, for each share of common stock of Voyager held, merger consideration equal to:

•	at the election of the stockholder, either:

•	one share of Holdings common stock, or

•	$6.50 in cash, subject to proration rules described in the accompanying proxy statement/prospectus; plus, regardless of the election made,

•	an amount in cash equal to the amount of specified tax refunds received by Voyager prior to the closing of the mergers (reduced by the amount of the Voyager tax refunds contractually required to be placed in escrow at closing), divided by the total number of shares of Voyager common stock outstanding immediately prior to the effective time of the mergers; plus

•	a contingent value right entitling the recipient to receive cash in an amount equal to the aggregate amount of specified Voyager tax refunds received after the closing of the mergers and various other amounts deposited in escrow on or after the closing date, as reduced by any payments to be made under an escrow agreement to be entered into in connection with the merger, with respect to agreed contingencies, a potential working capital adjustment and Stockholders’ Representative expenses, divided by the total number of shares of Voyager common stock outstanding immediately prior to the effective time of the mergers; and

•	the sole stockholder of Cambium will receive 20,454,312 shares of Holdings common stock, based upon the ascribed value of $6.50 per share, and a warrant to purchase a number of shares of Holdings common stock determined by a formula set forth in the merger agreement; upon completion of the mergers, the sole stockholder of Cambium will hold 24,300,466 shares of Holdings common stock, 3,846,154 of which shares will be purchased for $25 million in cash immediately prior to the effective time of the mergers.

A copy of an election form, by which you have the right to make the election described above, is enclosed. You are encouraged to read carefully the accompanying proxy statement/prospectus in its entirety, including the section entitled “Risk Factors” beginning on page 31.

No public market exists for Holdings common stock. Holdings has applied to have its common stock listed on the NASDAQ Global Market under the symbol “ABCD.”

After careful consideration, the Voyager board of directors has determined that the transactions contemplated by the merger agreement are in the best interests of the stockholders of Voyager. Accordingly, the board of directors has unanimously approved the merger agreement and recommends that all Voyager stockholders vote for the adoption of the merger agreement. In making that determination, the board of directors took into account, among other things, the written opinion, dated June 20, 2009, of Allen & Company, LLC and the written opinion, dated June 20, 2009, of Houlihan, Smith & Company, Inc., financial advisors to Voyager.

Whether or not you plan to attend the special meeting in person, please be sure to complete, sign and return the enclosed proxy card as soon as possible in the enclosed postage-paid envelope, or submit your proxy by telephone or the Internet prior to the special meeting, so that your shares are represented at the special meeting and voted in accordance with your wishes. If your shares are held in a stock brokerage account or by a bank or other nominee, please follow the instructions that you receive from your broker, bank or other nominee to vote your shares. You may, of course, attend the special meeting and vote in person, even if you have previously returned your proxy card.

The only securities covered by the accompanying proxy statement/prospectus are the shares of Holdings common stock to be issued to Voyager’s stockholders pursuant to the merger agreement. For each share of Voyager common stock that is converted into Holdings common stock pursuant to the election and proration rules described in the accompanying proxy statement/prospectus, one share of, Holdings common stock will be issued. The maximum number of shares of Holdings common stock which may be issued to Voyager’s stockholders pursuant to the merger agreement is 30,008,655 shares.

Sincerely,

William E. Oberndorf
Chairman of the Board of Directors

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying proxy statement/prospectus or determined that the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated [  ], 2009 and is first being mailed to the stockholders of Voyager on or about [  ], 2009.

1800 Valley View Lane, Suite 400
Dallas, Texas 75234
(214) 932-9500

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [          ], 2009

To the Stockholders of Voyager Learning Company:

A special meeting of stockholders of Voyager Learning Company, a Delaware corporation (“Voyager”), will be held on [          ], 2009 at 8:00 a.m., at Voyager’s corporate headquarters, 1800 Valley View Lane, Suite 400, Dallas, Texas. Only stockholders who hold shares of Voyager common stock at the close of business on [          ], 2009, the record date for the special meeting, are entitled to vote at the special meeting and any adjournments or postponements of the special meeting.

At the special meeting, you will be asked to consider and vote upon:

•	the adoption of the Agreement and Plan of Mergers, dated as of June 20, 2009 (the “merger agreement”), by and among Cambium Learning Group, Inc., a Delaware corporation (formerly known as Cambium-Voyager Holdings, Inc. and referred to in this document as “Holdings”), Voyager, Vowel Acquisition Corp., a Delaware corporation (“Voyager merger sub”), VSS-Cambium Holdings II Corp., a Delaware corporation (“Cambium”), Consonant Acquisition Corp., a Delaware corporation (“Cambium merger sub”), and Vowel Representative, LLC, a Delaware limited liability company; and

•	the adjournment of the Voyager special meeting, if necessary, to allow time for further solicitation of proxies if there are insufficient votes present at the meeting, in person or by proxy, to adopt the merger agreement.

No other business will be conducted at the special meeting. These proposals are described more fully in the accompanying proxy statement/prospectus.

Voyager’s board of directors has unanimously approved the merger of Voyager merger sub with and into Voyager, the merger agreement and the transactions contemplated thereby and recommends that Voyager stockholders vote “FOR” the adoption of the merger agreement and “FOR” the proposal to adjourn the meeting if necessary to solicit additional proxies.

The accompanying proxy statement/prospectus contains detailed information about Voyager, Cambium, Holdings and the proposed mergers of Voyager merger sub with and into Voyager and of Cambium merger sub with and into Cambium. We urge you to read the proxy statement/prospectus carefully and in its entirety. For specific instructions on how to vote your shares, see “THE SPECIAL MEETING OF VOYAGER STOCKHOLDERS” on page 46 of the accompanying proxy statement/prospectus.

The adoption of the merger agreement requires the approval of the holders of a majority of the outstanding shares of Voyager’s common stock entitled to vote thereon as of the record date for the special meeting. Even if you plan to attend the special meeting in person, we request that you complete, sign, date and return the enclosed proxy in the envelope provided, or submit your proxy by telephone or the Internet prior to the special meeting, and thus ensure that your shares will be represented at the special meeting if you are unable to attend. If your shares are held in a stock brokerage account or by a bank or other nominee, please follow the instructions that you receive from your broker, bank or other nominee to vote your shares.

If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be voted in favor of the adoption of the merger agreement and in favor of the proposal to adjourn the meeting if necessary to solicit additional proxies. If you fail to return your proxy card or fail to submit your proxy by telephone or the Internet, or fail to instruct your broker how to vote, and do not attend the special meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the special meeting and, if a quorum is present, will have the same effect as a vote against the adoption of the merger agreement. If you are a stockholder of record and you attend the special meeting and wish to vote in person, you may withdraw your proxy and vote in person.

By Order of the Board of Directors,

Todd W. Buchardt
Senior Vice President, General Counsel
and Corporate Secretary
Voyager Learning Company

[          ], 2009

i

v

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus forms a part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission by Cambium Learning Group, Inc., which was formerly known as Cambium-Voyager Holdings, Inc., and which we refer to as “Holdings” or “the combined company” in this proxy statement/prospectus. It constitutes a prospectus of Holdings under Section 5 of the Securities Act of 1933, as amended, and the rules thereunder, with respect to the securities of Holdings described below to be issued or issuable to the holders of securities of Voyager Learning Company, which we refer to as “Voyager,” in connection with the proposed mergers described in this proxy statement/prospectus. In addition, it constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, and a notice of meeting with respect to the Voyager special meeting of stockholders, at which Voyager stockholders will consider and vote on the merger agreement described herein. In this proxy statement/prospectus, we generally refer to the U.S. Securities and Exchange Commission as the SEC, the Securities Act of 1933, as amended, as the Securities Act, the Securities Exchange Act of 1934, as amended, as the Exchange Act and the registration statement on Form S-4 of which this proxy statement/prospectus is a part as the registration statement.

The securities to be issued or issuable to the stockholders of Voyager in the mergers are registered hereunder and consist of up to 30,008,655 shares of Holdings common stock. This number is calculated on the assumption that none of the Voyager stockholders elect to receive cash pursuant to the cash election provisions of the merger agreement, and includes all shares of Voyager common stock subject to stock options that are exercisable prior to the expected closing of the mergers.

The securities to be issued or issuable in the mergers to the sole stockholder of VSS-Cambium Holdings II Corp., which we refer to as “Cambium,” are not being registered hereunder. These securities consist of: (i) 3,846,154 shares of Holdings common stock that will be purchased by the sole stockholder of Cambium immediately prior to the effective time of the proposed mergers at a price of $6.50 per share (for an aggregate purchase price of $25 million); (ii) 20,454,312 shares of Holdings common stock issuable upon completion of the Cambium merger; (iii) a warrant for the purchase of shares of Holdings common stock, having an exercise price of $0.01 per share, which we sometimes refer to as the “Holdings Warrant,” to be issued to the sole stockholder of Cambium in connection with the Cambium merger; and (iv) the shares of Holdings common stock for which the Holdings Warrant may be exercised. We estimate that the number of shares of Holdings common stock that will be issuable pursuant to the Holdings Warrant will range between 492,268 and 894,460 shares, as more particularly described in this proxy statement/prospectus.

Cambium has supplied all information contained in this proxy statement/prospectus relating to Cambium and Holdings, and Voyager has supplied all information contained in this proxy statement/prospectus relating to Voyager. If you would like to request documents from Cambium or Voyager, please send a request in writing or by telephone to either Cambium or Voyager at the following address or telephone number, as applicable:

If you are requesting additional information regarding Holdings, Cambium or Cambium’s subsidiaries:	If you are requesting additional information regarding Voyager or Voyager’s subsidiaries:
Cambium Learning, Inc. 313 Speen Street Natick, Massachusetts 01760 Attn: David Cappellucci Telephone: (508) 647-1340	Voyager Learning Company 1800 Valley View Lane, Suite 400 Dallas, Texas 75234 Attn: Todd W. Buchardt, Esq. Telephone: (214) 932-9500

See “WHERE YOU CAN FIND MORE INFORMATION” on page 261 for additional sources of information regarding Voyager.

Please note that copies of the documents provided to you will not include exhibits. To obtain timely delivery of requested documents prior to the Voyager special meeting, you must request them no later than [          ], 2009.

Information contained on the websites of Voyager and Cambium is expressly not incorporated by reference into this proxy statement/prospectus.

Note regarding trademarks

Voyager Passporttm, Passport Reading Journeystm, Voyager Pasaportetm, Learning A-Ztm, Reading A-Ztm, Raz-Kidstm, Reading-tutorstm, Vocabulary A-Ztm, Writing A-Ztm, ExploreLearningtm, Science A-Z tm and LearningPagetm are trademarks of Voyager. The Voyager logo and Voyager Universal Literacy System®, TimeWarp® Plus, Ticket to Read®, Vmath®, VmathLive® and VoyagerU® are registered trademarks of Voyager.

Language!tm, Cambium Learning Technologiestm, mBooktm and Classroom Suitetm are trademarks of Cambium. The Cambium logo and Cambium Learning®, Colleague in the Classroom®, The Herman Method®, IntelliKeys®, IntelliTools®, Kurzweil 3000 Learnstation®, Kurzweil Educational Systems®, LANGUAGE!®, LETRS®, Problem Solving Step By Step®, Read Well®, Reading Central®, Rewards® and Sopris West® are registered trademarks of Cambium.

This proxy statement/prospectus also may include trademarks and trade names owned by other parties, and all other such trademarks and trade names mentioned in this proxy statement/prospectus are the property of their respective owners.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements that involve risks and uncertainties, as well as assumptions, that, if proven incorrect or do not materialize, could cause the results of Cambium, Voyager or the combined company following the mergers to differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements generally are identified by the words “intend,” “plan,” “may,” “should,” “will,” “project,” “estimate,” “anticipate,” “believe,” “expect,” “continue,” “potential,” “opportunity” and similar expressions, or the opposites of those words or expressions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings and approvals related to the mergers or the closing of the mergers; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include:

•	the risk that the transactions contemplated by the merger agreement will not be completed, including the risk that required stockholder approvals for the transaction may not be obtained;

•	the possibility that expected synergies and cost savings will not be realized;

•	the possibility that the costs of combining Cambium and Voyager are higher than expected;

•	the possibility that Holdings may not be able to integrate successfully the business, operations and employees of Cambium and Voyager;

•	the possibility that revenues following the mergers are lower than expected;

•	the possibility that competition will increase in the industries or markets in which Cambium and Voyager operate and in which the combined company will operate;

•	the possibility that capital market conditions, including the recent global economic crisis, interest rate volatility and other limitations on the availability of capital could have an adverse effect on the combined company’s cost of capital and its ability to access the capital markets to support requirements for working capital and the repayment of maturing debt;

•	the possibility of adverse changes in the political or educational environments;

•	the possibility that technological changes are more difficult or expensive to implement than anticipated;

•	the possibility of adverse changes in the securities markets;

•	the potential loss of key personnel following the mergers;

•	the possibility that Holdings’ securities may not be listed on the NASDAQ Global Market; and

•	other risks and uncertainties described in the section entitled “RISK FACTORS” on page 31.

If any of these risks or uncertainties materializes or any of these assumptions prove incorrect, results of Holdings, Cambium and Voyager could differ materially from the expectations in these statements. The forward-looking statements included in this proxy statement/prospectus are made only as of the date of this proxy statement/prospectus, and neither Holdings, Cambium nor Voyager is under any obligation to update its respective forward-looking statements and neither Holdings, Cambium nor Voyager intends, and expressly disclaims any obligation, to do so.

QUESTIONS AND ANSWERS ABOUT THE MERGERS
AND THE SPECIAL MEETING OF VOYAGER STOCKHOLDERS

The following are some of the questions that you, as a stockholder of Voyager, may have regarding the proposed mergers and the special meeting of Voyager stockholders, which we refer to in this proxy statement/prospectus as the Voyager special meeting, and brief answers to those questions. Please note that the questions and answers set forth below highlight only selected information from this proxy statement/prospectus and do not contain all of the information that may be important to you. Before you decide how to vote on the adoption of the merger agreement, you are urged to read carefully the entirety of this proxy statement/prospectus, and the annexes attached to this proxy statement/prospectus, in order to understand the transaction, the voting procedures for the Voyager special meeting and the procedures for making cash and share elections.

Q:	What is the proposed transaction upon which I am being asked to vote?

A:	You, as a holder of Voyager common stock, are being asked to vote to adopt a merger agreement, to which Voyager is a party. Subject to the terms and conditions of the merger agreement, Cambium and Voyager will enter into contemporaneous mergers with newly formed subsidiaries of Holdings, and after the mergers Cambium and Voyager each will be a wholly owned subsidiary of Holdings.

Q:	Why am I receiving this proxy statement/prospectus?

A:	In order to complete the mergers, Voyager stockholders must adopt the merger agreement and all of the other conditions to the completion of the mergers under the merger agreement must be satisfied or waived. Voyager will hold the Voyager special meeting to obtain the required approval of the holders of its common stock. This proxy statement/prospectus contains important information about Holdings, Cambium and Voyager, the merger agreement, the Voyager special meeting, and the Voyager merger and the Cambium merger, which we refer to together as the mergers. You should read this proxy statement/prospectus carefully before deciding how to vote on the adoption of the merger agreement.

Q:	How many votes do I have?

A:	Each holder of Voyager common stock will be entitled to one vote for each share held as of the record date on all matters to be voted upon at the Voyager special meeting.

Q:	What will I receive in the merger?

A:	Each holder of Voyager common stock outstanding immediately prior to the effective time of the mergers will be entitled to receive, for each share of common stock of Voyager held, merger consideration equal to:

• at the election of the stockholder, either:

•	one share of Holdings common stock, or

•	$6.50 in cash, subject to proration rules referred to below; plus, regardless of the election made,

• an amount in cash equal to the amount of specified tax refunds received by Voyager prior to the closing of the mergers (reduced by the amount of the Voyager tax refunds contractually required to be placed in escrow at closing), divided by the total number of shares of Voyager common stock outstanding immediately prior to the effective time of the mergers, which we estimate to be 29,874,145 shares; plus

• a contingent value right, which we sometimes refer to as a CVR, which represents the right to receive cash in an amount equal to the aggregate amount of specified tax refunds received after the closing of the mergers and various other amounts deposited in escrow on or after the closing date, reduced by any payments to be made under an escrow agreement to be entered into in connection with the mergers, with respect to agreed contingencies, a potential working capital adjustment and Stockholders’ Representative expenses, divided by the total number of shares of Voyager common stock outstanding immediately prior to the effective time of the mergers. The maximum value of the CVR cannot be determined at this time. However, the total amount of the CVR is expected to be not more than $11 million, and may be substantially less than $11 million depending on various factors, including events beyond management’s control.

For more information regarding the determination of fair value for each of the components of the CVR, please see Note 4 of the Notes to Unaudited Pro Forma Condensed Combined Financial Statements as presented under the caption “UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS.”

The amount of cash available to satisfy cash elections by Voyager stockholders will be determined by an agreed formula that is primarily dependent on the cash generated by Voyager prior to closing, but the amount of cash available for cash elections is limited to a maximum of $67.5 million in the aggregate. If the amount of cash available for the cash elections is insufficient to accommodate all of the cash elections made by the Voyager stockholders, then the stockholders electing to exchange shares for cash will be subject to a pro-rata reduction in accordance with agreed procedures set forth in the merger agreement and described in this proxy statement/prospectus. The shares of Voyager common stock that are not exchanged for cash will be exchanged for shares of Holdings common stock. There is no comparable limit on the extent to which Holdings will honor stock elections. Thus, if a Voyager stockholder elects to receive Holdings stock in exchange for all of the stockholder’s shares of Voyager common stock, that stockholder will not be subject to proration under the merger agreement and will receive only Holdings common stock.

Neither the amount of the tax refund distribution nor the maximum value of the CVR can be determined at this time. However, the total amount payable in respect of the pre-closing tax refunds and the CVR, on a combined basis, is expected to be not less than $0.52 per share and not more than $0.89 per share, and may be substantially less than $0.89 per share depending on various factors specified in the merger agreement. The expected minimum amount payable of $0.52 per share is based on specified tax refunds of $15.5 million received by Voyager prior to signing the merger agreement. The expected maximum amount payable of not more than $0.89 per share is based on the $15.5 million of specified tax refunds received prior to signing the merger agreement, plus any pre-closing tax refunds received between the signing of the merger agreement and the closing of the mergers to the extent such amount exceeds $4 million, plus the anticipated maximum amount of the CVR, which amount is primarily dependent upon Voyager’s success in collecting tax refunds no later than 18 months after the effective time of the mergers, the return of amounts that Voyager is required to deposit with an escrow agent related to potential liabilities arising under Section 280G of the Internal Revenue Code, and amounts paid out of the CVR escrow fund for, among other things, tax refunds that are not ultimately collected, payment of specified tax liabilities, third party expenses associated with collecting the tax refunds and defending against the specified tax liabilities, working capital adjustments, and Stockholders’ Representative expenses. The anticipated amount of tax refunds to be received by Voyager after June 30, 2009 is based on management’s analysis of Voyager’s tax position.

Q:	What percentage of Holdings will be owned by the former stockholders of Voyager?

A:	The answer to this question will depend upon the elections made by Voyager stockholders and the amount of cash available for distribution to Voyager stockholders. The following table shows the amount of cash and stock consideration that would be received by Voyager stockholders, in the aggregate, if the cash available for cash elections is as set forth at the various assumed levels in the table. The amount of cash available for elections can not exceed the maximum level in the table, but could be less than the minimum level in the table, depending principally upon Voyager’s cash needs during the period prior to the closing. The table also shows the hypothetical percentage ownership in Holdings that would be held by the Voyager stockholders at the specified assumed levels of cash available for cash elections. The table does not include the amount of cash to be paid to Voyager stockholders from specified tax refunds received prior to closing and from the CVRs described above. The amounts provided are based on 29,874,145 Voyager shares of common stock outstanding on June 30, 2009, and 24,300,466 shares of Holdings to be held by the sole stockholder of Cambium upon completion of the mergers, 3,846,154 of which shares will be purchased by the Cambium stockholder immediately prior to the effective time of the mergers for a total of $25 million in cash. These amounts also assume that each stockholder elects to receive cash for each share of Voyager common stock held by the stockholder and that no stockholder exercises appraisal rights described elsewhere in this proxy statement/prospectus. The percentages set forth below assume that no portion of the Holdings Warrant has been exercised.

	Shares of	Percentage of
	Holdings Common	Holdings Common
	Stock to be	Stock to be Owned
	Issued to Voyager	by Voyager
Amount of Cash Available for Cash Election	Stockholders	Stockholders

$67,500,000	19,489,530	44.5%
$65,000,000	19,874,145	45.0%
$62,500,000	20,258,761	45.5%

The number of shares of Holdings common stock issuable pursuant to the Holdings Warrant is based upon the calculation of three separate amounts, described elsewhere herein as the Cambium Specified Asset Recoupment Amount, the Additional Share Amount and the Formula Amount, which are summarized as follows:

•	The Cambium Specified Asset Recoupment Amount is based upon the net amount of recoveries that Cambium receives on and after June 1, 2009, including periods after the effective time of the mergers, with respect to an embezzlement matter that was discovered by Cambium in April 2008. To date, Cambium has received net recoveries of approximately $535,000 with respect to this matter and, although we cannot assure you of the actual amount of net recoveries that Cambium will receive, management believes that it is likely that the maximum amount it will be able to recover is $4,250,000. The Cambium Specified Asset Recoupment Amount equals 0.45 multiplied by the quotient of the aggregate net recoveries divided by $6.50. Thus, for purposes of calculating the Base Amount and Likely Maximum Amount described below, we have included 37,038 shares in the Base Amount (correlating to a net recovery of $535,000) and 294,230 shares in the Likely Maximum Amount (correlating to a net recovery of $4,250,000) with respect to the Cambium Specified Asset Recoupment Amount.

•	The Additional Share Amount will be calculated over a period commencing at the effective time of the mergers and ending two years thereafter. The Additional Share Amount will equal the number of shares of Voyager common stock, if any, that are surrendered upon consummation of the Voyager merger in excess of the sum of the 29,874,145 shares that are known to be currently outstanding plus the number of shares of Voyager common stock that are issued upon the exercise of options known to be currently outstanding, provided that the maximum Additional Share Amount is capped at a maximum of 145,000 shares. At present, we do not believe that any such additional shares will be surrendered. Accordingly, for purposes of calculating the Base Amount below, we have not included any shares with respect to the Additional Share Amount. Because the parties agreed to limit the Additional Share Amount to a maximum of 145,000 shares, we have included 145,000 shares in the Likely Maximum Amount with respect to the Additional Share Amount.

•	The Formula Amount adds shares to the Holdings Warrant only if, prior to completion of the mergers, equity cure payments are made under Cambium’s existing credit agreements, debt is retired under those agreements or payments are made to obtain default-related waivers under those agreements. To date, the only applicable event is an equity cure payment of $2,959,000 made in August 2009, as disclosed elsewhere in this proxy statement/prospectus. Cambium does not anticipate making any further payments covered by the Formula Amount between the date of this proxy statement/prospectus and the completion of the mergers. Subject to qualifications that are not relevant to the equity cure payment that has previously been made, the Formula Amount equals the equity cure payment of $2,959,000 divided by $6.50, or 455,230 shares. Because the equity cure payment has been made and Cambium does not anticipate making any additional payments that will impact the Formula Amount, we have included 455,230 shares in both the Base Amount described below and the Likely Maximum Amount described below with respect to the Formula Amount.

For the reasons set forth above, we believe that the minimum number of shares of Holdings common stock to be covered by the Holdings Warrant (the “Base Amount”) is 492,268 shares and the likely maximum number of shares of Holdings common stock to be covered by the Holdings Warrant (the “Likely Maximum Amount”) is 894,460 shares. For further information regarding the calculation of the shares to be covered by the Holdings Warrant, see “THE MERGER AGREEMENT — Merger Consideration — Cambium consideration.”

The table above assumes that the Holdings Warrant is not exercised. The table below is based on the same assumptions that underlie the table above except that the table below shows the percentage of Holdings common stock to be owned by Voyager stockholders if the Holdings Warrant is exercised with respect to the Base Amount of 492,268 shares, the Likely Maximum Amount of 894,460 shares and the midpoint amount of 693,364 shares (the “Midpoint Amount,” which reflects the midpoint in shares between 492,268 shares and 894,460 shares):

Amount of Cash Available for Cash Election	Percentage of Holdings Common Stock to be Owned by Voyager Stockholders Assuming that the Holdings Warrant is exercised for:
	492,268	693,364	894,460
	Shares	Shares	Shares
	(Base Amount)	(Midpoint Amount)	(Likely Maximum Amount)

$67,500,000	44.0%	43.8%	43.6%
$65,000,000	44.5%	44.3%	44.1%
$62,500,000	45.0%	44.8%	44.6%

The following table shows the amount of cash and stock consideration that would be received by a Voyager stockholder owning 1,000 shares of Voyager common stock if the cash available for cash elections is as set forth at the various assumed levels in the table. The table does not include the amount of cash to be paid to Voyager stockholders from certain tax refunds received prior to closing and from the CVRs described above. The amounts shown are based on 29,874,145 shares of Voyager common stock outstanding as of June 30, 2009. These amounts also assume that each Voyager stockholder elects to receive cash for each share of Voyager common stock held by the stockholder and that no stockholder exercises appraisal rights.

Amount of Cash Available for		Shares of Holdings
Cash Elections	Cash Consideration	Common Stock

$67,500,000	$2,255.50	653
$65,000,000	$2,171.00	666
$62,500,000	$2,086.50	679

Q:	How and when do I make a cash election or a share election?

A:	We have mailed a form of election to Voyager stockholders together with this proxy statement/prospectus. You should carefully review and follow the instructions accompanying the form of election. To make a cash election or a share election, Voyager stockholders of record must properly complete and sign the form of election and must send the completed form of election to Wells Fargo Bank, N.A., the exchange agent, to one of the following addresses:

By U.S. Mail to:	By Overnight Courier or Hand-Delivery to:

Wells Fargo Shareowner Services Corporate Actions Department P.O. Box 64858 St. Paul, MN 55164-0858	Wells Fargo Shareowner Services Corporate Actions Department 161 North Concord Exchange South St. Paul, MN 55075

The election form must be received by the exchange agent on or before 5:00 p.m., New York City time, on [ ], 2009, the business day immediately prior to the date of the Voyager special meeting. We refer to that time and date as the election deadline. Any questions regarding the process for making cash or share elections should be directed to:
Wells Fargo Bank, N.A.
Shareholder Relations Department
1-877-262-8260

If you own Voyager shares of common stock in “street name” through a bank, broker or other nominee and you wish to make an election, you will receive or should seek instructions from the financial institution holding your shares concerning how to make your election. “Street name” holders may be subject to an election deadline earlier than the general deadline of the business day immediately prior to the date of the Voyager special meeting. Therefore, you should carefully read any materials you receive from your bank, broker or other nominee.

The conversion of Voyager shares into the right to receive the applicable merger consideration will occur automatically at the effective time of the mergers. The exchange agent will, as soon as reasonably practicable after the effective time of the mergers, exchange Voyager shares for the applicable merger consideration to be received in the mergers pursuant to the terms of the merger agreement.

Q:	Can I elect to receive cash consideration for a portion of my Voyager shares and stock consideration for my remaining Voyager shares?

A:	Yes. The form of election allows you to make an election for cash consideration or share consideration for all or any portion of your shares of Voyager common stock.

Q:	Can I change my election after the form of election has been submitted to the exchange agent?

A:	Yes. Voyager stockholders may change their election prior to the election deadline by submitting a written notice of revocation to the exchange agent or by submitting new election materials bearing a later date. Revocations must specify the name in which shares are registered on Voyager’s stock transfer books and other information that the exchange agent may request. If Voyager stockholders wish to submit a new election, they must do so in accordance with the election procedures described in this proxy statement/prospectus and the form of election. Voyager stockholders who instruct a broker, bank or other nominee to submit an election for their shares must follow the directions of the broker, bank or other nominee for changing those instructions. Whether you change your election by submitting a written notice of revocation or by submitting new, later-dated election materials, the notice or materials must be received by the exchange agent by the election deadline in order for the revocation to be valid.

Q:	Can I sell or otherwise transfer my shares of Voyager common stock after I make an election?

A:	Yes. However, by selling or otherwise transferring your shares, you will be deemed to have revoked your election. The buyer or transferee will be deemed to have made no election unless the buyer or transferee submits a form of election prior to the election deadline.

Q:	What will happen if I do not make an election or my form of election is not received by the exchange agent before the election deadline?

A:	If the exchange agent does not receive a properly completed form of election from you before the election deadline, or if you submit an election form but do not make an election between stock or cash, your shares will be deemed to be “No Election Shares” and you will be treated in the same manner as if you had elected to receive solely Holdings common stock upon completion of the mergers in exchange for all of your Voyager common stock.

If you are a Voyager stockholder and you do not make a valid election with respect to Voyager shares you own of record and have not exercised your appraisal rights, then, after completion of the mergers, you will receive written instructions from the exchange agent on how to exchange your Voyager stock certificates for the shares of Holdings common stock that you are entitled to receive in the mergers as a non-electing Voyager stockholder.

Q:	May I submit a form of election if I vote against the adoption of the merger agreement?

A:	Yes. Voyager stockholders may submit a form of election even if they vote against the adoption of the merger agreement.

Q:	When do you expect the mergers to be completed?

A:	The parties are working to complete the mergers promptly after the Voyager stockholder meeting is completed, assuming that the requisite stockholder vote for adopting the merger agreement is obtained. It is possible, however, that factors outside of the control of Cambium, Voyager or Holdings could require the parties to complete the mergers at a later time, or prevent the parties from completing the mergers at all.

Q:	What effects will the proposed mergers have on Voyager?

A:	Upon completion of the proposed mergers, Voyager will cease to be a publicly traded company and will be wholly owned by Holdings, which means that Holdings will be the only stockholder of Voyager. As a result, if you receive shares of Holdings common stock upon completion of the Voyager merger, you will own shares in Holdings only and will not directly own any shares in Voyager. Following completion of the mergers, the registration of Voyager’s common stock and its reporting obligations with respect to its common stock under the Exchange Act will be terminated. In addition, upon completion of the proposed mergers, shares of Voyager common stock will no longer be quoted on the Pink Sheets Electronic Quotation Service, which we refer to as the Pink Sheets, or any other stock exchange or quotation system. Although you will no longer be a stockholder of Voyager, if you receive Holdings common stock as part of your merger consideration, you will continue to have an indirect interest in Voyager and you also will have an indirect interest in Cambium, in both cases through your ownership of Holdings common stock. If you become a Holdings stockholder, you can expect that the value of your investment will depend upon the performance of both Cambium and Voyager, and Holdings’ ability to integrate the two companies.

Q:	What effects will the proposed mergers have on Holdings?

A:	Upon completion of the proposed mergers, Holdings will become the holding company of Cambium and Voyager and will become a new public company. Although not required as a condition to closing, Holdings expects that the shares of Holdings common stock issued in connection with the mergers to the stockholders of Cambium and Voyager will be listed on the NASDAQ Global Market.

Q:	What happens if the mergers are not completed?

A:	If the merger agreement is not approved by Voyager stockholders, or if the mergers are not completed for any other reason, Voyager stockholders will not receive any payment for their shares of Voyager common stock pursuant to the merger agreement or otherwise. Instead, Voyager will remain a public company and Voyager expects that its common stock will continue to be registered under the Exchange Act and traded or quoted on the Pink Sheets or other stock exchange or automated quotation system. In specified circumstances, either Voyager or Cambium may be required to pay to the other party a termination fee, in each case as described in “THE MERGER AGREEMENT — Termination and Termination Fees” on page 135.

Q:	Where can I find information about Cambium and Voyager?

A:	You can find information about Cambium and Voyager by reading this proxy statement/prospectus, including the sections entitled “INFORMATION ABOUT CAMBIUM’S BUSINESS” and “INFORMATION ABOUT VOYAGER’S BUSINESS” on pages 199 and 242, respectively. You can also find information about Voyager in the documents described in the section entitled “WHERE YOU CAN FIND MORE INFORMATION” on page 283.

Q:	What stockholder approvals are required to complete the transaction?

A:	A majority of the outstanding shares of Voyager common stock entitled to vote at the Voyager special meeting must vote “FOR” the adoption of the merger agreement in order for the transaction to be completed.

Q:	What will happen to options to acquire Voyager common stock?

A:	Each option to purchase shares of Voyager common stock granted under Voyager’s employee and director equity compensation plans or otherwise that is not terminated as of the effective time of the mergers will, upon completion of the mergers, be converted into an option to acquire, on the same terms and conditions

(including applicable vesting provisions) as were applicable under the Voyager stock option, that number of shares of Holdings common stock equal to the number of shares of Voyager common stock subject to the Voyager stock option immediately prior to the effective time of the transaction, at a price per share equal to the per-share exercise price applicable to the Voyager stock option, and the converted option will be assumed by Holdings upon completion of the transaction. For additional information, see “THE MERGER AGREEMENT — Treatment of Voyager Stock Options and Stock Appreciation Rights” on page 118.

Q:	What do I need to do now?

A:	After you carefully read this proxy statement/prospectus, you should mail your signed proxy card in the enclosed return envelope, or submit your proxy by telephone or through the Internet in accordance with the instructions on the proxy card. In order to assure that your vote is recorded, please vote your proxy as soon as possible even if you plan to attend the Voyager special meeting in person. If you own your shares in “street name” through a bank, broker or other nominee, you must instruct your bank, broker or other nominee how to vote your shares using the enclosed voting instruction card. As mentioned, for your convenience, Internet and telephone voting is available in accordance with the instructions on the voting instruction card. You should also make sure that you submit your election to receive cash and/or shares of Holdings common stock prior to the election deadline.

Q:	How does my participation in the Voyager special meeting in person or by proxy affect quorum requirements?

A:	The transaction of Voyager business at the Voyager special meeting requires a quorum, which will be established by the presence in person or by proxy of a majority of the outstanding shares of Voyager common stock entitled to vote at the Voyager special meeting. If you do not return your proxy card or submit your proxy by telephone or through the Internet or vote in person at the Voyager special meeting, it will be more difficult for Voyager to obtain the necessary quorum to transact business at the Voyager special meeting. In addition, your failure to participate in the Voyager special meeting in person or by proxy will have the same effect as a vote against the adoption of the merger agreement.

Q:	How does the Voyager board of directors recommend I vote?

A:	After careful consideration, Voyager’s board of directors unanimously recommends that Voyager stockholders vote “FOR” the proposal to adopt the merger agreement. For a description of the reasons underlying the recommendation of Voyager’s board of directors, see “THE MERGERS — Voyager’s Reasons for the Voyager Merger; Consideration of the Voyager Merger by Voyager’s Board of Directors” on page 77. Voyager’s board also unanimously recommends that Voyager stockholders vote “FOR” the proposal to approve the adjournment of the Voyager special meeting, if necessary, to allow time for further solicitation of proxies if there are insufficient votes present at the meeting, in person or by proxy, to adopt the merger agreement.

Q:	How many shares of Voyager common stock are beneficially owned by Voyager’s directors and executive officers as of the record date?

A:	Directors and executive officers of Voyager beneficially owned an aggregate of [ ] shares of Voyager common stock on the record date, including outstanding options to purchase [ ] shares of common stock, all of which are exercisable. All of these shares represent approximately [ ]% of the total voting power of Voyager’s common stock as of the record date.

Q:	Have any Voyager stockholders committed to vote in favor of the merger agreement?

A:	Yes. In connection with the transactions contemplated by the merger agreement, SPO Partners II, L.P. and various SPO related parties and Keystone Group, L.P. and a Keystone related party, each of which is a Voyager stockholder, have each entered into a voting and support agreement with Holdings and Cambium, under which each stockholder has granted a proxy to a current and a former officer of Veronis Suhler Stevenson, or VSS, and has undertaken to vote its shares in favor of the Voyager merger and the merger agreement, unless the merger agreement has been terminated. The shares of Voyager common stock covered by these agreements represented 20.5% of the outstanding shares of Voyager common stock as of the date the merger agreement was signed and [ ]% as of the record date for the Voyager special meeting.

Q:	As a Voyager stockholder, how can I vote?

A:	You may vote “FOR” or “AGAINST” or abstain from voting for any of the proposals submitted to Voyager stockholders. Votes will be counted by the inspector of elections appointed for the Voyager special meeting. Registered stockholders as of the record date may vote in person at the Voyager special meeting or by one of the following methods:

• completing, signing and dating the enclosed proxy card and returning it in the enclosed prepaid envelope;

• calling the toll-free telephone number on the proxy card and following the recorded instructions; or

• through the Internet by following the instructions provided on the proxy card.

Stockholders who hold shares of Voyager common stock in “street name” may vote by following the instructions provided by the bank, broker or other nominee holding their shares, including by one of the following methods:

• Voting instruction card. Please complete, sign, date and return the voting instruction card in the enclosed pre-addressed envelope.

• Other methods listed on your voting instruction card or other information forwarded by your bank, broker or other nominee. Please consult the voting instruction card sent to you by your bank, broker or other nominee to determine whether you may vote by telephone or electronically through the Internet.

• In person at the Voyager special meeting with a legal proxy from your bank, broker or other nominee. Please consult the voting instruction card sent to you by your bank, broker or other nominee to determine how to obtain a legal proxy in order to vote in person at the Voyager special meeting.

For a more detailed explanation of voting procedures, see “THE SPECIAL MEETING OF VOYAGER STOCKHOLDERS — How You Can Vote” on page 49.

Q:	What does it mean if I receive more than one proxy card or more than one e-mail instructing me to vote?

A:	If you receive more than one proxy card or more than one email instructing you to vote, that means that your shares are registered in more than one name or are registered in different accounts. Please complete, date, sign and return each proxy card, and respond to each e-mail, to ensure that all of your shares are voted.

Q:	What happens if I do not indicate how to vote on my proxy card?

A:	If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be counted as a vote “FOR” the proposal to adopt the merger agreement and “FOR” the proposal to adjourn the special meeting if necessary to solicit additional proxies.

Q:	If my shares are held in “street name,” will my broker vote my shares for me?

A:	If you provide your broker, bank or other nominee with instructions on how to vote your “street name” shares on a timely basis, your broker, bank or other nominee will be permitted to vote your shares in accordance with your instructions. If you fail to instruct your broker, bank or other nominee to vote your shares and the broker, bank or other nominee submits an unvoted proxy, the resulting “broker non-votes” will be counted toward a quorum at the Voyager special meeting, but they will not be voted on any of the proposals and will have the same effect as a vote against the adoption of the merger agreement.

Q:	Can I change my vote after I have mailed my proxy card?

A:	Yes. You can change your vote at any time before your proxy is voted at the Voyager special meeting. You can do this in one of three ways:

• timely delivery of a valid, later dated proxy by mail, or a later dated proxy by telephone or through the Internet;

• timely delivery of a written, dated notice to Voyager’s Secretary before the Voyager special meeting stating that you have revoked your proxy; or

• voting by ballot at the Voyager special meeting (but note that your attendance at the Voyager special meeting alone will not revoke your proxy).

If you have instructed a bank, broker or other nominee to vote your shares by executing a voting instruction card or by using the telephone or Internet, you must follow directions from your bank, broker or other nominee to change those instructions.

Q:	When and where is the Voyager special meeting to be held?

A:	The Voyager special meeting will begin promptly at 8:00 a.m., local time, on [ ], 2009, at Voyager’s corporate headquarters, 1800 Valley View Lane, Suite 400, Dallas, Texas. For additional information, see “THE SPECIAL MEETING OF VOYAGER STOCKHOLDERS — Date, Time and Place of the Voyager Special Meeting” on page 48.

Q:	Can I attend the Voyager special meeting?

A:	Yes. You are entitled to attend the Voyager special meeting if you were a Voyager stockholder as of the close of business on [ ], 2009, the record date for the Voyager special meeting, or you hold a valid proxy for the Voyager special meeting. You should be prepared to present valid government-issued photo identification, such as a driver’s license or passport, for admittance to the Voyager special meeting. In addition, if you are a record holder of Voyager common stock, your name will be verified against the list of record holders as of the record date for the meeting prior to being admitted to the meeting. If you are not a record holder, but rather hold your shares through a broker, bank or other nominee (i.e., in “street name”), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to the record date or other similar evidence of ownership. If you do not provide valid government-issued photo identification or comply with the other procedures outlined above upon request, you may not be admitted to the Voyager special meeting. For additional information, see “THE SPECIAL MEETING OF VOYAGER STOCKHOLDERS — Admission to the Voyager Special Meeting” on page 48.

Q:	As a Voyager stockholder, will I be able to trade any shares of Holdings common stock that I receive as consideration in connection with the transaction?

A:	Yes, subject to certain restrictions applicable to affiliates of Holdings. Although not required as a condition to closing, Holdings expects that, upon completion of the mergers, the shares of Holdings common stock issued in connection with the mergers will be listed on the NASDAQ Global Market.

Q:	Will I be able to trade the CVRs that I receive in connection with the Voyager merger?

A:	No. The CVRs will not be listed on any exchange or otherwise be freely tradeable, and Holdings will be required to recognize transfers of CVRs only in very limited circumstances. For additional information, see “RELATED AGREEMENTS — Contingent Value Rights Agreement” on page 144.

Q:	As a stockholder of Voyager, am I entitled to appraisal rights?

A:	Yes. Under Delaware law, you have the right to dissent from the Voyager merger and to receive payment in cash for the fair value of your shares of Voyager common stock as determined by the Court of Chancery of the State of Delaware, which we refer to as the Delaware Court of Chancery, together with a fair rate of interest, if any, to be paid on the amount determined by the court to be the fair value of your shares, in lieu of the consideration you would otherwise be entitled to receive pursuant to the merger agreement. These rights are known as appraisal rights. Voyager stockholders electing to exercise appraisal rights must strictly comply with the provisions of Section 262 of the Delaware General Corporation Law, which we refer to as the DGCL, in order to perfect their rights. For additional information, see “THE MERGERS — Appraisal Rights” on page 102 and Section 262 of the DGCL, a copy of which is attached as Annex B to this proxy statement/prospectus.

Q:	What are the material federal income tax consequences of the mergers to me?

A:	Tax matters are complicated and the tax consequences of the transaction to you will depend on your individual circumstances. You should consult your tax advisor to determine the specific tax consequences of the mergers to you. For additional information, see “THE MERGERS — Material U.S. Federal Income Tax Consequences of the Mergers” on page 105.

Q:	Should I send in my stock certificates now?

A:	No. Please do not send in your stock certificates with your proxy. Shortly after the transaction is completed, you will receive a letter of transmittal with instructions informing you how to send in your stock certificates to the exchange agent in order to receive the merger consideration for your shares of Voyager common stock. If you hold your shares in “street name” through a broker, bank or other nominee, then you will receive instructions from your broker, bank or other nominee as to how to exchange your “street name” shares for the merger consideration.

Q:	How can I find out the results of the vote?

A:	Voyager will publicly announce final voting results as promptly as practicable after the Voyager special meeting is completed. Preliminary voting results may be announced at the Voyager special meeting.

Q:	Who is paying for this proxy solicitation?

A:	The entire cost of soliciting proxies in connection with the Voyager special meeting will be paid by Voyager. If the mergers are completed, that cost will be paid by Voyager to the extent that Voyager has excess cash to pay its transaction expenses, and may be paid by Holdings to the extent that Voyager does not have enough excess cash to pay its and Cambium’s transaction expenses. Voyager’s directors, officers, other employees and any other solicitors that Voyager may retain may solicit proxies personally, by telephone or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. Voyager will provide copies of its solicitation materials to banks, brokerage houses, fiduciaries and custodians that hold beneficially owned shares of Voyager common stock for distribution to the beneficial owners. Voyager has retained Georgeson Inc. to aid in Voyager’s proxy solicitation process. Voyager estimates that its proxy solicitor fees will be approximately $8,000 plus out-of-pocket expenses incurred by the proxy solicitor. Voyager also will reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners of Voyager common stock.

Q:	Who can help answer any questions I have as a Voyager stockholder?

A:	If you are a Voyager stockholder and you have questions, including questions about the mergers or any related transactions, the Voyager special meeting or the procedures for voting your shares, you should contact:
Shannan Overbeck
Voyager Learning Company
Public and Investor Relations
1800 Valley View Lane, Suite 400
Dallas, Texas 75234
Telephone: 214-932-9476
E-mail: soverbeck@voyagerlearning.com

If you need additional copies of this proxy statement/prospectus or voting materials, you should contact Public and Investor Relations at Voyager, as described above, by letter, telephone or e-mail.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the mergers and the transactions contemplated by the merger agreement fully and for a more complete description of the terms and conditions of these transactions, you should read carefully this proxy statement/prospectus in its entirety, including the merger agreement, which is attached as Annex A to this proxy statement/prospectus, the other annexes attached to this proxy statement/prospectus, and the other documents to which we have referred you. See “WHERE YOU CAN FIND MORE INFORMATION” on page 283. Page references are included in this summary to direct you to a more complete description of various topics in this proxy statement/prospectus. For a discussion of the risk factors that you should consider in evaluating the mergers, see “RISK FACTORS” on page 31.

Parties to the Mergers

Cambium

Cambium is a Delaware corporation headquartered in Natick, Massachusetts. Cambium is a leading provider of learning intervention solutions, which include both specialized instructional materials as well as implementation-related services, designed specifically for the pre-kindergarten through twelfth grade, or Pre-K-12, at-risk and special education markets. Cambium’s research-based offerings integrate content, services and technology to address the unique needs of at-risk and special education student populations. From initial concept development to continuing program sales and support, Cambium utilizes experienced and renowned researchers and authors as the foundation for its intervention programs and services. The address of Cambium’s principal executive offices is 313 Speen Street, Natick, Massachusetts, and its telephone number is (508) 647-1340.

For additional information about Cambium and its business, see “INFORMATION ABOUT CAMBIUM’S BUSINESS” on page 199.

For purposes of this proxy statement/prospectus, unless the context indicates otherwise, all references to Cambium include Cambium and its subsidiaries assuming completion of the internal reorganization which we refer to as the Holdings III Merger Transactions. The Holdings III Merger Transactions will occur prior to the effective time of the mergers. For more information on the Holdings III Merger Transactions, see “THE MERGERS — Diagrams — Repositioning the Owner of Cambium” on page 57.

The internal reorganization, which we also refer to as repositioning the owner of Cambium, consists of interposing certain newly formed holding companies as direct or indirect equity owners of Cambium Learning and its immediate parent entity. These steps, which will occur prior to the completion of the mergers, were designed to enable Cambium Learning to participate in the mergers without violating restrictions in Cambium Learning’s senior secured credit agreement and senior unsecured credit agreement and without the need to seek a waiver or consent from Cambium Learning’s lenders. As described under “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR CAMBIUM — Liquidity and Capital Resources — Long-Term Debt” on page 229, the parties subsequently arranged, pursuant to the terms of the amendments to the credit agreements, for the lenders to ratify and approve the mergers and related transactions.

Voyager

Voyager is a Delaware corporation headquartered in Dallas, Texas. Voyager is a publisher of education solutions serving the kindergarten through twelfth grade, or K-12, education market through three business units: Voyager Expanded Learning, Learning A-Z and ExploreLearning. Voyager has more than 50 years of experience in information aggregation and dissemination, content development and educational publishing. The address of Voyager’s principal executive offices is 1800 Valley View Lane, Suite 400, Dallas, Texas 75234, and its telephone number is (214) 932-9500.

For additional information about Voyager and its business, see “WHERE YOU CAN FIND MORE INFORMATION” on page 283 and “INFORMATION ABOUT VOYAGER’S BUSINESS” on page 242.

For purposes of this proxy statement/prospectus, unless the context indicates otherwise, all references to Voyager include Voyager and its subsidiaries.

Holdings

Holdings was incorporated under the laws of the State of Delaware in 2009. Holdings was originally incorporated under the name Cambium-Voyager Holdings, Inc. In order to build on the Cambium brand, the board of Holdings and its sole stockholder determined to change Holdings’ name to Cambium Learning Group, Inc., which new name became effective on October 29, 2009, upon filing an amended and restated certificate of incorporation with the Delaware Secretary of State on that date. To date, Holdings has not conducted any business or activities other than those incidental to its formation, the execution of the merger agreement and related agreements and the preparation and filing of this proxy statement/prospectus. Upon completion of the mergers described in this proxy statement/prospectus, Holdings will become the holding company of both Cambium and Voyager. The address of Holdings’ principal executive offices will be, upon completion of the mergers, 1800 Valley View Lane, Suite 400, Dallas, Texas 75234, and its telephone number is (214) 932-9500.

For purposes of this proxy statement/prospectus, unless the context indicates otherwise, all references to Holdings assumes the completion of the mergers.

Strategies

Holdings intends to capitalize upon potential strategic, operational and financial synergies to generate significant cash flow and strengthen the leadership position of Cambium and Voyager in education solutions for the pre-K-12 market. Holdings believes that these synergies derive from the following factors:

Strategic Synergies

Ability to Benefit from the Complementary Nature of the Companies’ Products.  The product offerings of Cambium and Voyager are complementary in nature for the most part. Many school districts classify their approaches to responding to the needs of children who are struggling with core curriculum in terms of three tiers, with Tier 1 requiring the least intervention and Tier 3 requiring the most intensive intervention. Cambium’s products primarily target Tier 1 and Tier 3 students, while Voyager’s products primarily target Tier 2 students. Holdings believes that in combining these two companies, there will be little product overlap, since the core products of each company target different tiers of intervention. Holdings believes that the complementary nature of the combined company’s product offerings will allow the combined company to offer its customers expanded “one-stop shopping” and will enhance the combined company’s ability to compete with other market participants.

Ability to Enhance Certain Products with Minimal Development Costs.  Holdings believes that the combined company will be able to create new offerings and enhance the value proposition of certain existing products by repurposing content previously developed by Cambium or Voyager. Holdings expects that it will be able to create these new offerings and achieve these enhancements with lower developmental cost than either company would incur to create or enhance its products on its own.

Ability to Leverage the Combined Implementation Services Capabilities.  The combined customer training and implementation support services teams will enjoy a more comprehensive geographic and product coverage, thereby enabling greater staff utilization. The combination of Voyager’s and Cambium’s implementation services capabilities will provide customers with a single, dedicated organization for ongoing training and implementation support for most of their literacy, math and behavioral intervention needs and, by leveraging Voyager’s underlying technology platform, will provide enhanced data reporting on student outcomes.

Capacity to Share and Employ Robust Technological Capabilities.  Both Cambium and Voyager define themselves in large part in terms of their abilities to employ technology to improve student outcomes. Upon completion of the mergers, Holdings expects to:

•	leverage the existing learning technologies of the combined company, such as using Voyager’s Ticket to Read and VMath Live learning technologies in Cambium’s core intervention programs to improve student time on task and the practice components of those programs;

•	consolidate the best of both data management systems into a single data management and progress monitoring system for all key intervention programs and assessments; and

•	consolidate the best of the combined company’s on-line and distance education content and technologies to offer an enhanced suite of education services for the educators and administrators served by Holdings.

Ability to Achieve Critical Mass in Certain Markets.  Holdings expects that the mergers will enable the combined company to achieve the critical mass necessary to take advantage of certain opportunities typically not presented to smaller market participants. Holdings believes that its combined offerings coupled with its expanded national sales presence will provide it with advantages in selected state adoptions of intervention solutions, which generally reward a larger sales presence and focus in that state during adoption years.

Operational Synergies

Experienced Management Team.  By combining the Voyager and Cambium management teams, the combined company will possess enhanced leadership experience and expertise. Holdings expects to realize additional benefits through the combination of the respective management teams by:

•	adopting “best practices” from each of Cambium and Voyager;

•	attracting leading authors and programs; and

•	acquiring and integrating additional product lines and businesses as opportunities arise that provide a compelling strategic fit and attractive economics.

Ability to Expand Sales and Marketing Reach.  As a result of the mergers, the combined company will have an expanded sales and marketing reach. Specifically, a combination of the two outside sales forces will be capable of covering a larger geographical area within the pre-K-12 grade intervention market than the area either company could cover independently.

Ability to Facilitate the Cross-Selling of Each Other’s Products to Established Customers.  Both Cambium and Voyager have long-standing relationships with customers in the education market for intervention products. Holdings expects that these valuable customer relationships will allow it to cross-sell existing products to customers who have a relationship with one company but not the other.

Capacity to Increase Sales into Existing and New Markets of Certain Products through Complementary Sales Channels.  In addition to the consolidated outside sales force, Holdings will be positioned to leverage the complementary sales channels of Cambium and Voyager. For example, the combined company expects to utilize Cambium’s reseller network to market Voyager’s learning technology products and to utilize Voyager’s inside sales force to market Cambium’s core intervention offerings.

Continue to Invest in Certain Areas of the Business.  Holdings intends to use a portion of the expected cost savings to hire additional executive leadership, increase marketing, expand the inside sales team and expand Cambium’s supplementary interventions business.

Realignment of Administrative Operations.  The combined company intends to rationalize a considerable amount of back office and administrative processes utilizing the best processes and systems from both companies. As a result of the complementary nature of the respective businesses, Holdings believes these process improvement measures will pose minimal risk and disruption to the overall business while at the same time improving the effectiveness of these processes.

Financial Synergies

Cost Synergies.  In an effort to minimize certain costs associated with the business, the combined company expects to be able to recognize cost synergies and eliminate duplicative investments. The combined company has identified areas within the combined business where it believes operating cost reductions can be achieved without sacrificing revenue opportunities. Cost synergies are expected to yield approximately $10 million per year in cost savings once fully realized in 2010.

Voyager Special Meeting of Stockholders (see page 48)

The Voyager special meeting will be held at Voyager’s corporate headquarters, 1800 Valley View Lane, Suite 400, Dallas, Texas, on [          ], 2009, starting at 8:00 a.m., local time.

You may vote at the Voyager special meeting if you owned shares of Voyager common stock at the close of business on [          ], 2009, the record date for the Voyager special meeting. On that date, [          ] shares of Voyager common stock were outstanding and entitled to vote at the Voyager special meeting. You may cast one vote for each share of Voyager common stock you owned as of the Voyager record date.

In connection with the execution of the merger agreement, certain Voyager stockholders entered into voting and support agreements with Holdings pursuant to which, among other things, each of these stockholders has agreed to vote all of the shares of Voyager common stock owned by the stockholder in favor of the adoption of the merger agreement. As of the Voyager record date, these stockholders beneficially owned [          ] shares of Voyager common stock, in the aggregate, which represent [     ]% of the outstanding shares of Voyager common stock entitled to be voted at the special meeting. We have attached the form of agreement which these stockholders signed as Annex I to this proxy statement/prospectus.

As of the Voyager record date, in addition to the shares covered by the above-mentioned voting and support agreements, Voyager directors and executive officers and their affiliates owned and were entitled to vote approximately [     ]% of the outstanding shares of Voyager common stock. The directors and executive officers who own these shares have expressed their intention to vote these shares in favor of the merger agreement.

The Mergers (see page 53)

Holdings and its two subsidiaries, Consonant Acquisition Corp. and Vowel Acquisition Corp., were established for the purpose of combining the businesses of Cambium and Voyager. The combination, structured as the simultaneous mergers of Consonant Acquisition Corp. with and into Cambium and Vowel Acquisition Corp. with and into Voyager, is illustrated elsewhere in this proxy statement/prospectus. See “THE MERGER — Diagrams — Overall Structure of the Mergers” on page 54.

As illustrated in the diagrams appearing elsewhere in this proxy statement/prospectus, Cambium and Voyager will be the surviving corporations in the two mergers and each will become a direct, wholly owned subsidiary of Holdings. The respective subsidiaries of Cambium and Voyager will, immediately after the mergers are completed, be direct or indirect, wholly owned subsidiaries of Cambium or Voyager, as applicable, and will become indirect, wholly owned subsidiaries of Holdings. See “THE MERGER — Diagrams — Transfer of Voyager’s Subsidiaries” on page 62, “THE MERGER AGREEMENT — Voyager Expanded Learning and Related Matters” on page 131 and “THE MERGER AGREEMENT — LAZEL Spinoff” on page 130.

In connection with the mergers, the sole stockholder of Cambium will receive 24,300,466 shares of Holdings common stock, including 3,846,154 shares issuable in exchange for a $25 million cash capital contribution to be made by the sole stockholder of Cambium immediately prior to the effective time of the mergers. Each share of Voyager common stock will be converted into merger consideration consisting of:

•	at the election of the stockholder, either:

•	one share of Holdings common stock, or

•	$6.50 in cash, subject to proration rules referred to below; plus, regardless of the election made,

•	an amount in cash equal to the amount of specified tax refunds received by Voyager prior to the closing of the mergers (reduced by the amount of the Voyager tax refunds contractually required to be placed in escrow at closing), divided by the total number of shares of Voyager common stock outstanding immediately prior to the effective time of the mergers, which we estimate to be 29,874,145 shares; plus

•	a CVR to receive cash in an amount equal to the aggregate amount of specified tax refunds received after the closing of the mergers and various other amounts deposited in escrow on or after the closing date, reduced by any payments to be made under an escrow agreement to be entered into in connection with the mergers, with respect to agreed contingencies, a potential working capital adjustment and Stockholders’ Representative expenses, divided by the total number of shares of Voyager common stock outstanding immediately prior to the effective time of the mergers.

The Stockholders’ Representative may withdraw funds from the CVR Escrow Fund to cover its reasonable costs and expenses, to purchase insurance to provide indemnification protection to itself and to provide itself reasonable compensation for the performance of its services. The indemnification insurance to be provided to the present and former officers and directors of Voyager as described under “THE MERGERS — Interests of Voyager’s Directors and Officers in the Mergers — Indemnification and Insurance” on page 99 is also expected to cover the Stockholders’ Representative for the term of the insurance. The Stockholders’ Representative will be compensated at a rate of $810 per hour. The total amount of the Stockholders’ Representative’s reasonable costs and expenses and compensation cannot be estimated because they will depend in large part on whether the Stockholders’ Representative is required to initiate (or defend) a dispute or to take any other actions authorized by the merger agreement, the escrow agreement or other transaction documents to which the Stockholders’ Representative is a party.

The amount of cash available to satisfy cash elections by Voyager stockholders will be determined by an agreed formula that is primarily dependent on the cash generated by Voyager prior to closing, but the amount of cash available for cash elections is limited to a maximum of $67.5 million in the aggregate. If the amount of cash available for the cash elections is insufficient to accommodate all of the cash elections made by the Voyager stockholders, then the stockholders electing to exchange shares for cash will be subject to a pro rata reduction in accordance with agreed procedures set forth in the merger agreement and described in this proxy statement/prospectus. The shares of Voyager common stock that are not exchanged for cash will be exchanged for shares of Holdings common stock. There is no comparable limit on the extent to which Holdings will honor stock elections. Thus, if a Voyager stockholder elects to receive Holdings stock in exchange for all of the stockholder’s shares of Voyager common stock, that stockholder will not be subject to proration pursuant to the merger agreement and will receive only Holdings common stock. See “THE MERGER AGREEMENT — Election Procedures for Voyager Stockholders” on page 116 for a description of the procedures applicable to the elections to be made by Voyager stockholders.

The Merger Agreement (see page 111)

The merger agreement is attached as Annex A to this proxy statement/prospectus. You are strongly encouraged to read carefully the merger agreement in its entirety. For information regarding the background leading up to the execution of the merger agreement, see “THE MERGERS — Background of the Mergers” on page 69.

Management of Holdings Following the Mergers (see page 171)

Upon completion of the mergers, the board of directors of Holdings is expected to consist of nine members, four of whom have been designated by Voyager and five of whom have been or will be designated by the sole stockholder of Cambium. To date, Cambium’s sole stockholder has only designated three members of the board. If the remaining positions are not filled prior to the effective time, in addition to his own vote, Jeffrey T. Stevenson will have one vote on the board for each such vacant position. Mr. Stevenson is Holding’s chairman of the board and also the Managing Partner and Co-Chief Executive Officer of VSS. The principal executive officers of Holdings will be:

•	Ronald Klausner, the President of Voyager Expanded Learning, Inc., who will be Chief Executive Officer of Holdings;

•	David F. Cappellucci, the Chief Executive Officer of Cambium, who will be President of Holdings;

•	Bradley C. Almond, the Chief Financial Officer of Voyager, who will be Chief Financial Officer of Holdings;

•	John Campbell, the Chief Operating Officer of Voyager Expanded Learning, Inc., who will be Senior Vice President and the President of the Cambium Learning Technologies business unit of Holdings and

•	George A. Logue, an Executive Vice President of Cambium, who will be Executive Vice President and the President of the Supplemental Solutions business unit of Holdings.

Some or all of these executive officers may also retain executive positions with Cambium and/or Voyager after the effective time.

Comparison of Stockholder Rights (see page 191)

The rights of Voyager stockholders are governed by the Delaware General Corporation Law, or DGCL, and Voyager’s certificate of incorporation and bylaws. The rights of Cambium’s stockholder are governed by the DGCL and Cambium’s certificate of incorporation and bylaws. Upon completion of the mergers, the rights of Cambium’s stockholder and the rights of all Voyager stockholders that receive shares of Holdings common stock in the transaction will be governed by the DGCL, Holdings’ certificate of incorporation and bylaws and a stockholders agreement to be entered into at the closing of the mergers. Holdings’ certificate of incorporation and bylaws are attached as Annex C and Annex D, respectively, to this proxy statement/prospectus, and the stockholders agreement is attached as Annex L to this proxy statement/prospectus. For a description of how the rights of a Holdings stockholder will be different than the rights of a Voyager stockholder, see “COMPARISON OF STOCKHOLDER RIGHTS” on page 191.

Comparative Market Prices and Dividend Information (see page 149)

Shares of Voyager common stock are quoted on the Pink Sheets Electronic Quotation Service, which we refer to as the Pink Sheets. The shares of Cambium common stock are privately held and, as a result, no established trading market exists for the Cambium shares. There currently is also no public market for the shares of Holdings common stock.

The following table presents the last reported closing sales price per share of Voyager common stock, as quoted on the Pink Sheets on June 19, 2009, the last full trading day before the public announcement of the mergers, and on [          ], 2009, the last practicable date for which closing prices were available prior to the date of this proxy statement/prospectus.

Voyager Common
Stock Close

June 19, 2009	$2.15
[ ], 2009	$ [ ]

Neither Cambium nor Voyager has, during the past five fiscal years, declared or paid any cash dividends on its capital stock. Holdings does not anticipate paying any cash dividends on its common stock for the foreseeable future after completion of the mergers.

Each share of Voyager common stock that is converted into Holdings common stock pursuant to the Voyager merger will be converted into one share of Holdings common stock, as well as into a cash amount and a CVR. Since both Cambium and Holdings are private companies and there is no trading market for the shares of either company, it is not possible to determine the equivalent implied value of a share of Holdings common stock.

Recommendation of the Voyager Board of Directors (see page 48)

Voyager’s board of directors has unanimously approved the merger of Voyager merger sub with and into Voyager, the merger agreement and the transactions contemplated thereby and recommends that Voyager stockholders vote “FOR” the adoption of the merger agreement and “FOR” the proposal to adjourn the meeting if necessary to solicit additional proxies.

Opinions of Voyager’s Financial Advisors (see page 80)

Each of Allen & Company LLC, which we refer to as Allen & Company, and Houlihan Smith & Company Inc., which we refer to as Houlihan Smith, acted as financial advisor to Voyager in connection with the transactions contemplated by the merger agreement. Allen & Company has provided Voyager’s board of directors with an opinion that concludes that the merger consideration to be received by the Voyager stockholders is fair, from a financial point of view, to the Voyager stockholders in the Voyager merger. Houlihan Smith has provided Voyager’s board of directors with an opinion that concludes that after and giving effect to the mergers, Holdings will be a solvent entity. We have attached a copy of the Allen & Company fairness opinion and the Houlihan Smith solvency opinion to this proxy statement/prospectus as Annex E and Annex F, respectively. We have also provided a description of the analyses undertaken by Voyager’s financial advisors on page 80.

Interests of Certain Persons in the Mergers (see page 94)

When considering the recommendation of the Voyager board of directors with respect to the Voyager merger and the merger agreement, you should be aware that some of Voyager’s executive officers and directors have interests in the Voyager merger that are different than, or in addition to, those of other Voyager stockholders. These interests include:

•	the retention of some of the officers of Voyager as officers or employees of Holdings or its subsidiaries;

•	the designation of two officers and a director of Voyager as directors of Holdings;

•	continuation of various indemnification and insurance obligations for the benefit of Voyager’s directors and executive officers;

•	the treatment of stock options and stock appreciation rights held by Voyager executive officers and directors at the effective time of the mergers; and

•	with respect to the executive officers of Voyager, the receipt of severance, retention, change in control or other payments, which are expected to be in the following aggregate amounts:

Name	Title	Amount

Richard Surratt	President and Chief Executive Officer of Voyager	$5,111,060
Ronald Klausner	President of Voyager Expanded Learning	$1,826,056
Todd W. Buchardt	Senior Vice President and General Counsel of Voyager	$660,059
Bradley C. Almond	Chief Financial Officer of Voyager	$345,000
John Campbell	Chief Operating Officer of Voyager Expanded Learning	$265,500

Please see “THE MERGERS — Interests of Voyager’s Directors and Officers in the Mergers — Change in Control, Severance, Retention and Other Payments” for additional information regarding these estimated payments.

You should also be aware that the executive officers of Cambium’s operating subsidiary, Cambium Learning, and Cambium’s directors have interests in the Cambium merger that are different than, or in addition to, those of the Cambium stockholder. These interests include:

•	the retention of various officers of Cambium Learning as officers or employees of Holdings or its subsidiaries;

•	the designation of an officer of Cambium Learning and all of the directors of Cambium as directors of Holdings; and

•	the treatment of interests held by Cambium Learning’s officers in a management incentive plan of one of Cambium’s subsidiaries at the effective time of the mergers, since these interests will terminate upon completion of the mergers and, upon or following the closing of the mergers, the officers of Cambium who were participants in the management incentive plan may be granted options to purchase shares of Holdings common stock under Holdings’ equity compensation plans.

In addition to the equity and compensation items described above, the following table sets forth the number of options to be granted to executive officers of Cambium and Voyager at the effective time. The options listed below are options to acquire Holdings common stock under the terms of the 2009 Incentive Plan (which we describe on page 177). Other than the options described below, the Holdings board of directors has not yet made any determinations with respect to options to be granted to Voyager’s or Cambium’s executive officers.

Name	Title	Options

Ronald Klausner	Chief Executive Officer	750,000
David F. Cappellucci	President	600,000
John Campbell	Senior Vice President and President of Cambium Learning Technologies	300,000
Bradley C. Almond	Chief Financial Officer	250,000
George A. Logue	Executive Vice President and President of Supplemental Solutions	250,000

	Total:	2,150,000

VSS is the principal equity owner of Cambium’s stockholder. VSS also has certain interests that are different than, or in addition to, the interests of Cambium’s stockholder. Upon the completion of the mergers, Holdings will enter into a consulting fee agreement with VSS entitling VSS to a fee equal to 1% of the gross proceeds of any debt or equity financing undertaken by Holdings and a fee equal to 1% of the enterprise value of any entities acquired or disposed of by Holdings. These fee obligations will remain in effect until the earlier of the date on which funds managed by VSS cease to beneficially own at least 10% of the outstanding Holdings common stock or, unless Holdings’ audit committee renews the consulting fee agreement, January 1, 2015. Further, an affiliate of VSS will be entitled to receive a fee in the amount of $3.0 million from Holdings upon completion of the mergers in consideration of providing advisory services with respect to the mergers. This fee will be payable $1,000,000 in cash at closing, and the balance becomes payable if and when Cambium Learning’s ratio of total outstanding debt to adjusted EBITDA drops below 3.0:1. Three-quarters of this remaining balance will be allocated pro rata among, and paid to, VSS and certain of the other equity owners of Cambium’s stockholder. In addition, under the terms of a stockholders agreement to be executed at the closing, subject to specified exempt issuances, for so long as Cambium’s stockholder and funds managed or controlled by VSS beneficially own in the aggregate at least 25% of the outstanding shares of Holdings common stock, Cambium’s stockholder and funds managed or controlled by VSS have preemptive rights to purchase common stock of Holdings (or other securities that may be approved by the audit committee of Holdings’ board of directors), in connection with any proposed securities offering by Holdings. These preemptive rights will allow Cambium’s stockholder and funds managed by VSS to maintain their same respective percentage ownership in Holdings following any such securities offering. The stockholders agreement will also grant Cambium’s stockholder and funds managed or controlled by VSS a subscription right entitling them to purchase, at a 10% discount to market price, at any time and from time to time at or before the 24-month anniversary of the effective time of the mergers, a number of shares of Holdings common stock equal to up to the lesser of (i) 7,500,000 shares of common stock or (ii) the number of shares of common stock that Cambium’s stockholder and funds managed or controlled by VSS may purchase from time to time during the 24-month subscription period for an aggregate purchase price of $20 million.

Risk Factors (see page 31)

There are numerous risk factors you should carefully consider before deciding how to cast your vote on the adoption of the merger agreement. See “RISK FACTORS” on page 31 for a discussion of these risks and uncertainties.

Required Quorum and Vote (see page 50)

The transaction of business at the Voyager special meeting requires a quorum, which will be established by the presence in person or by proxy of the holders of a majority of the outstanding shares of Voyager common stock entitled to vote at the Voyager special meeting. The affirmative vote of holders of a majority of the outstanding shares of Voyager common stock entitled to vote at the Voyager special meeting is required to adopt the merger agreement. The affirmative vote of holders of a majority of the shares of Voyager common stock present and entitled to vote at the Voyager special meeting is required in order to approve the proposal to adjourn the meeting if necessary to solicit additional proxies. As of the record date for the Voyager special meeting, Voyager’s directors, executive officers and their affiliates, as a group, beneficially owned and were entitled to vote an aggregate of [          ] shares of Voyager common stock, or [     ]% of the total outstanding shares of Voyager common stock.

Financing (see page 101)
Immediately following the Voyager merger, Cambium Learning will acquire one of Voyager’s operating subsidiaries, Voyager Expanded Learning, Inc., as a “Permitted Acquisition” under Cambium Learning’s credit agreements. Cambium Learning will deliver to Voyager aggregate consideration of $75 million, including approximately $10 million to $15 million in cash drawn from revolving loans under the senior secured credit agreement, and $60 million to $65 million of membership interests in a Holdings subsidiary, VSS-Cambium Holdings IV, LLC. No additional financing for this acquisition or for the mergers is presently anticipated other than $25 million in cash which Cambium’s sole stockholder will contribute to Holdings immediately prior to the effective time of the mergers. Under the terms of the recent amendments to the credit agreements, the “Permitted Acquisition” baskets are being reset after giving effect to the acquisition of Voyager Expanded Learning, Inc. The “Permitted Acquisition” basket will, when the amendment becomes effective, be reset to a cumulative $150 million. However, any single acquisition is limited to $20 million until the leverage ratio decreases below stated thresholds, at which point the per acquisition threshold becomes $100 million. See “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR CAMBIUM — Liquidity and Capital Resources — Long-Term Debt” on page 229.

Regulatory Approvals (see page 102)

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the HSR Act, the mergers cannot be completed until the companies have made required notifications and provided certain information and materials to the Federal Trade Commission, which we refer to as the FTC, and the Antitrust Division of the U.S. Department of Justice, and the specified waiting period has expired or been terminated. Cambium and Voyager filed the required notification and report forms with the FTC and the Antitrust Division of the U.S. Department of Justice on July 9, 2009. The FTC announced on July 20, 2009 that the waiting period was terminated immediately, thus completing the FTC’s review of the mergers.

Listing on the NASDAQ Global Market of Holdings Shares Issued Pursuant to the Mergers (see page 105)

Under the terms of the merger agreement, Holdings has applied to have its common stock listed on the NASDAQ Global Market. Holdings common stock currently is not traded or quoted on a stock exchange or quotation system. Listing of the shares on the NASDAQ Global Market is not required as a condition to completion of the mergers.

Deregistration of Voyager Common Stock after the Mergers (see page 105)

When the mergers described in this proxy statement/prospectus are completed, the Voyager common stock currently quoted on the Pink Sheets will cease to be quoted on the Pink Sheets and will be deregistered under the Exchange Act.

Appraisal Rights (see page 102)

In connection with the mergers, record holders of Voyager common stock who comply with the procedures of Section 262 of the DGCL, which we refer to as Section 262, will have appraisal rights and will be entitled, in lieu of receiving the merger consideration, to be paid in cash the “fair value” of their shares at the effective time of the mergers as determined by the Delaware Court of Chancery.

Stockholders of record who desire to exercise their appraisal rights must satisfy all of the conditions of Section 262. Among other things, a stockholder who desires to exercise appraisal rights must not vote in favor of the adoption of the merger agreement and must deliver a written demand for appraisal of the stockholder’s shares to Voyager before the vote on the adoption of the merger agreement at the Voyager special meeting.

A copy of Section 262 of the DGCL is attached to this proxy statement/prospectus as Annex B.

Accounting Treatment of the Mergers (see page 109)

The transaction will be accounted for as a “purchase” of Voyager by Cambium, as that term is used under U.S. generally accepted accounting principles, or GAAP, for accounting and financial reporting purposes. As a result, the historical financial statements of Cambium will become the historical financial statements of Holdings.

Material U.S. Federal Income Tax Consequences of the Mergers (see page 105)

It is intended that the exchange of Voyager common stock for Holdings common stock, cash and CVRs, and the exchange of Cambium common stock for Holdings common stock and the Holdings Warrant, pursuant to the merger agreement, taken together, will constitute an exchange described in Section 351 of the Internal Revenue Code. Assuming that the mergers, taken together, constitute an exchange described in Section 351 of the Internal Revenue Code: (1) it is expected that a Voyager stockholder who exchanges shares of Voyager common stock for a combination of Holdings common stock, cash and CVRs will not recognize a loss and will recognize a gain only up to an amount equal to the sum of the amount of cash and the fair market value of the CVRs received, and (2) it is expected that a Voyager stockholder who exchanges shares of Voyager common stock solely for cash and CVRs will recognize a gain or loss equal to the difference between an amount equal to the sum of the amount of cash and the fair market value of the CVRs received and the stockholder’s tax basis in the shares of Voyager common stock surrendered.

You are urged to consult with your own tax advisor for a full understanding of the tax consequences to you of the mergers, including the effects of U.S. federal, state and local, foreign and other applicable tax laws.

Selected Historical and Pro Forma Financial Data

The following financial information is provided to assist you in your analysis of the financial aspects of the mergers. The following tables present (1) selected historical financial data of Cambium, (2) selected historical financial data of Voyager, and (3) selected unaudited pro forma condensed combined financial data of Holdings reflecting the mergers. The historical financial data show the financial results actually achieved by Cambium and Voyager for the periods indicated. The unaudited pro forma condensed combined financial data show statement of operations data as if the mergers had taken place on January 1, 2008 and balance sheet data as if the mergers had taken place on June 30, 2009.

Selected Historical Financial Data of Cambium

The tables below present summary selected historical consolidated financial data of Cambium prepared in accordance with GAAP. You should read the information set forth below in conjunction with Cambium’s consolidated financial statements and related notes, Cambium’s management’s discussion and analysis of financial condition and results of operations and other financial information regarding Cambium presented elsewhere in this proxy statement/prospectus.

The summary selected historical consolidated financial data for the year ended December 31, 2006, the period from January 1, 2007 through April 11, 2007 (the “2007 predecessor period”), the period from January 29, 2007 through December 31, 2007 (the “2007 successor period”) and the year ended December 31, 2008 have been derived from Cambium’s audited consolidated financial statements. The summary selected historical consolidated financial data for the years ended December 31, 2004 and 2005 have been derived from Cambium’s unaudited consolidated financial statements prepared on a basis consistent with the accounting policies used for Cambium’s audited financial statements. The summary selected historical consolidated financial data for the interim six month periods ended June 30, 2008 and 2009 have been derived from Cambium’s unaudited interim condensed consolidated financial statements prepared on a basis consistent with the accounting policies used for Cambium’s audited financial statements. In the opinion of Cambium’s management, this unaudited interim financial information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results for the interim periods. The results of operations for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. Cambium did not declare or pay any cash dividends on its common stock during any of the periods presented.

				Successor
				Period from
				January 29,	Predecessor
				2007	Period from
				(Inception)	January 1,	Predecessor	Predecessor	Predecessor
	Six Months Ended:		Year Ended	through	2007 through	Year Ended	Year Ended	Year Ended
	June 30,	June 30,	December 31,	December 31,	April 11,	December 31,	December 31,	December 31,
(in thousands)	2009	2008	2008	2007(1)	2007	2006	2005	2004
	(unaudited)	(unaudited)					(unaudited)	(unaudited)
Statement of Operations Data:
Product sales	$32,259	$41,267	$89,207	$71,266	$15,238	$92,881	$75,430	$36,204
Service revenues	4,511	5,525	10,524	9,581	3,176	13,542	9,726	6,852

Net sales	36,770	46,792	99,731	80,847	18,414	106,424	85,156	43,056
Total operating expenses	(45,202)	(53,518)	(104,648)	(81,306)	(32,179)	(97,955)	(81,017)	(52,878)
Acquired in-process research and development	—	—	—	(890)	—	—	(500)	—
Embezzlement and related expenses(2)	120	(6,504)	(7,254)	(5,732)	(1,000)	(3,261)	(290)	(1,913)
Goodwill and other intangible asset impairment(3)	(9,105)	—	(75,966)	—	—	—	(4,132)	(207)
(Loss) income before interest, other income (expense), and income taxes	(17,417)	(13,230)	(88,137)	(7,081)	(14,765)	5,208	(783)	(11,942)
Gain from settlement with previous stockholders(4)	—	—	30,202	—	—	—	—	—
Net (loss) income	(20,747)	(13,777)	(69,560)	(13,931)	(11,812)	440	(1,212)	(8,454)

	As of:
				Predecessor	Predecessor	Predecessor
	June 30,	December 31,	December 31,	December 31,	December 31,	December 31,
(in thousands)	2009	2008	2007	2006	2005	2004
	(unaudited)				(unaudited)	(unaudited)
Cash and cash equivalents	$6,387	$2,418	$1,206	$1,642	$9,823	$545
Total current assets	37,307	31,617	26,601	25,007	32,672	18,060
Total assets	254,921	270,478	369,138	138,028	115,034	80,235
Total current liabilities	29,457	16,360	16,849	26,871	12,416	9,521
Total long term debt, less current portion	150,813	153,787	176,402	17,500	17,500	17,500
Total liabilities	207,464	202,274	239,058	59,133	49,414	42,902
Total members’ interest and shareholders’ equity	47,457	68,204	130,080	78,895	65,620	37,333

(1)	On January 29, 2007, VSS-Cambium Holdings, LLC was formed for the purpose of acquiring all of the capital stock of Cambium Learning. That acquisition was completed on April 12, 2007. The Cambium consolidated financial statements and/or financial data set forth in this proxy statement/prospectus present VSS-Cambium Holdings, LLC as of June 30, 2009, December 31, 2008 and December 31, 2007 on a successor basis reflecting the activity of VSS-Cambium Holdings, LLC from January 29, 2007 and the activity of Cambium Learning and its subsidiaries from April 12, 2007 and present Cambium Learning and its subsidiaries on a predecessor basis as of and for the years ended December 31, 2004, 2005 and 2006 and for the period January 1, 2007 through April 11, 2007, representing all periods prior to the time that VSS-Cambium Holdings, LLC acquired Cambium Learning.

(2)	Cambium discovered in 2008 that a former employee had perpetrated a significant misappropriation of assets during a period beginning in 2004 and extending through April 2008.

(3)	Reflects the non-cash effect of the impairment write-down of goodwill and other intangible assets as of June 30, 2009, December 31, 2008, December 31, 2005 and December 2004 resulting from a reduction in the fair value of assets.

(4)	For fiscal 2008, Cambium received a settlement from previous stockholders of Cambium relating to the embezzlement suffered by Cambium. For further information, see Note A to Cambium’s Consolidated Financial Statements included elsewhere in this proxy statement/prospectus.

Selected Historical Financial Data of Voyager

The tables below present summary selected historical consolidated financial data of Voyager prepared in accordance with GAAP. You should read the information set forth below in conjunction with Voyager’s consolidated financial statements and related notes, Voyager’s management’s discussion and analysis of financial condition and results of operations and other financial information regarding Voyager presented elsewhere in this proxy statement/prospectus.

The summary selected historical consolidated financial data for fiscal years 2004, 2005, 2006, 2007 and 2008 have been derived from Voyager’s audited consolidated financial statements. The summary selected historical consolidated financial data for the six-month periods ended June 30, 2008 and 2009 have been derived from Voyager’s unaudited interim condensed consolidated financial statements prepared on a basis consistent with the accounting policies used for Voyager’s annual audited financial statements. In the opinion of Voyager’s management, this unaudited financial information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results for the interim periods. The results of operations for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. Voyager did not declare or pay any cash dividends on its common stock during any of the periods presented.

	Six Months Ended:		Fiscal Year Ended:
	June 30,	June 30,	December 31,	December 29,	December 30,	December 31,	January 1,
	2009	2008	2008	2007	2006	2005	2005
	(in thousands, except per share amounts)

Continuing Operations Data:(1)(2)
Net sales	$47,009	$49,151	$98,531	$109,612	$115,051	$90,967	$1,837
Total operating expenses(3)	(53,963)	(64,922)	(126,993)	(146,781)	(159,175)	(104,099)	(18,467)
Goodwill impairment(4)	(21,984)	—	(43,141)	(67,232)	(42,496)	—	—
Lease termination costs(5)	—	(11,673)	(11,673)	—	—	—	—
Loss from continuing operations before interest, other income (expense), and income taxes	(28,938)	(27,444)	(83,276)	(104,401)	(86,620)	(13,132)	(16,630)
Net loss from continuing operations(6)	(27,722)	(26,233)	(81,504)	(87,262)	(50,021)	(30,269)	(42,105)
Net loss from continuing operations per common share (basic and diluted)	(0.93)	(0.88)	(2.73)	(2.92)	(1.68)	(1.03)	(1.47)
Average number of common shares and equivalents outstanding (basic and diluted)	29,874	29,871	29,871	29,858	29,816	29,650	28,515

	As of:
	June 30,	December 31,	December 29,	December 30,	December 31,	January 1,
	2009	2008	2007	2006	2005	2005
	(in thousands)

Cash and cash equivalents	$71,224	$67,302	$53,868	$39,902	$30,957	$4,313
Total current assets	108,967	143,477	161,228	220,568	196,373	139,765
Total assets	242,205	304,097	402,727	836,141	917,114	535,968
Total current liabilities(7)	37,938	70,894	50,329	387,366	829,131	298,531
Total debt and capital leases(7)	154	245	1,599	60,664	516,149	154,185
Total liabilities(7)	57,383	91,338	112,397	519,721	965,561	587,041
Total shareholders’ equity (deficit)(8)	184,822	212,759	290,330	316,420	(48,447)	(51,073)

(1)	On January 31, 2005, Voyager acquired all the outstanding ownership interest in Voyager Expanded Learning, Inc., or VEL. The results of VEL’s operations subsequent to the acquisition on January 31, 2005 are combined with the results of two minor acquisitions (ExploreLearning and Learning A-Z), one made in 2004 and one made in 2005, to form the Voyager Education segment reported as continuing operations in Voyager’s consolidated financial statements.

(2)	Voyager implemented a plan to sell its ProQuest Business Solution, or PQBS, and ProQuest Information and Learning, or PQIL, operations during the second quarter of 2006. The sale of PQBS was completed in November 2006 and the sale of PQIL was completed in February 2007. Results of operations for PQBS and PQIL are excluded from results from continuing operations for all periods presented.

(3)	In 2008, 2007 and 2006, respectively, operating expenses include corporate costs of $14.9 million, $34.1 million, and $46.2 million, the majority of which are associated with the closing of Voyager’s Ann Arbor offices, financial restatements, and completion of the sale of PQBS and PQIL. The transition of corporate offices from Ann Arbor, Michigan to Dallas, Texas was completed by year-end 2008.

(4)	The required annual or interim testing for impairment of goodwill resulted in goodwill impairment for the Voyager Education business unit for the second quarter of 2009 and for 2008, 2007 and 2006.

(5)	In 2008, Voyager entered into a series of agreements with its landlord regarding the termination of certain obligations in relation to the long term leases for its facilities in Ann Arbor, Michigan. Voyager terminated and was released from all obligations relating to these leases on March 7, 2008, resulting in a total charge to expense in the first quarter of 2008 for all lease termination costs.

(6)	Net loss from continuing operations for 2004 includes a deferred tax expense of $25.1 million to reflect the impact of establishing a valuation allowance against deferred tax assets as a result of restatement adjustments.

(7)	Upon closing on the sale of PQBS on November 28, 2006, Voyager made a pro rata payment of 89% of the principal then outstanding under Voyager’s 5.45% senior notes due October 1, 2012, Voyager’s 5.38% senior notes due January 31, 2015 and Voyager’s 2005 five-year unsecured revolving credit facility. Upon closing on the sale of PQIL on February 9, 2007, Voyager paid its remaining balances owed to its bank lenders and noteholders and was released from all obligations under its 2002 note purchase agreement, its 2005 note purchase agreement, and its five-year unsecured revolving credit facility.

(8)	Shareholders’ equity for 2006 reflects the $347.7 million gain from the sale of PQBS. Shareholders’ equity for 2007 reflects the $46.6 million gain from the sale of PQIL.

Selected Unaudited Pro Forma Condensed Combined Financial Data

The following selected unaudited pro forma condensed combined financial data are intended to show how the acquisition of Cambium and Voyager by Holdings might have affected historical financial statements if the mergers had been completed on June 30, 2009 for balance sheet data and on January 1, 2008 for statement of operations data. The following summary unaudited pro forma condensed combined financial data were prepared based on the historical financial results reported by Cambium and Voyager. The following should be read in conjunction with “UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION” on page 141, and the Cambium and Voyager consolidated financial statements which are included in this proxy statement/prospectus.

The selected unaudited pro forma condensed combined financial data are presented for illustrative purposes only and are not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the entities been a single entity during these periods.

	Six Months Ended	Year Ended
	June 30, 2009	December 31, 2008
	(in thousands, except per share amounts)

Net sales	$83,556	$188,810
Total operating expenses	(91,265)	(224,583)
Goodwill impairment	(31,089)	(119,107)
Embezzlement and related expenses	120	(7,254)
Lease termination costs	—	(11,673)
Loss from operations before interest, other income (expense), and income taxes	(38,678)	(173,807)
Gain from settlement with previous stockholders	—	30,202
Net loss	(47,713)	(154,396)
Net loss per common share (basic and diluted)	(1.09)	(3.53)
Average number of common shares and equivalents outstanding (basic and diluted)	43,790	43,790

As of
June 30,
2009
(in thousands)

Cash and cash equivalents	$904
Total current assets	71,168
Total assets	422,982
Total current liabilities	70,040
Total long-term debt and capital lease obligations, less current maturities	150,848
Total liabilities	267,989
Total shareholders’ equity	154,993

Comparative Historical and Unaudited Pro Forma Per Share Data

The following table reflects (1) the historical per share loss from continuing operations and book value per share of Cambium common stock, (2) the historical per share loss from continuing operations and book value per share of Voyager common stock and (3) the pro forma per share loss from continuing operations and book value per share of Holdings reflecting the mergers. The comparative historical and pro forma per share data should be read in conjunction with the unaudited pro forma condensed combined financial statements and related notes, the historical consolidated financial statements of Cambium and related notes, and the historical consolidated financial statements of Voyager and related notes, all of which information is included elsewhere in this proxy statement/prospectus.

The pro forma condensed combined financial data are not necessarily indicative of the operating results of future operations or the actual results that would have occurred had the mergers been completed at the beginning of the periods presented.

Pro forma book value per share was computed by dividing pro forma stockholders’ equity by the pro forma number of shares of common stock which would have been outstanding had the mergers been completed as of June 30, 2009.

Neither Cambium nor Voyager declared or paid any cash dividends on its common stock during the periods presented. Holdings does not anticipate paying dividends on its common stock in the foreseeable future.

	Six Months Ended June 30, 2009			Year Ended December 31, 2008
			Pro Forma			Pro Forma
			Cambium			Cambium
	Cambium(1)	Voyager(2)	and Voyager	Cambium(1)	Voyager(2)	and Voyager

Basic loss per common share	$(1.01)	$(0.93)	$(1.09)	$(3.40)	$(2.73)	$(3.53)
Diluted loss per common share	$(1.01)	$(0.93)	$(1.09)	$(3.40)	$(2.73)	$(3.53)
Book value per common share at period end	$2.32	$6.19	$3.54	$3.33	$7.12	— (3)
Shares used to compute book value per share	20,454,312	29,874,145	43,789,995	20,454,312	29,874,145	43,789,995

(1)	Cambium shares represent the number of shares of Holdings common stock to be received by Cambium’s sole stockholder upon completion of the mergers, not including the 3,846,154 shares of Holdings common stock to be purchased by the sole stockholder of Cambium immediately prior to the effective time of the mergers or the shares issuable upon exercise of the Holdings Warrant.

(2)	Voyager shares used for book value per share are the number of shares outstanding as of June 30, 2009.

(3)	Information regarding the pro forma book value per common share at December 31, 2008 is not available.

Comparative Historical and Unaudited EBITDA and Adjusted EBITDA Data

The historical net losses for both Cambium and Voyager as reported on a GAAP basis include material non-recurring and non-operational items. Holdings believes that earnings (loss) from operations before interest and other income (expense), income taxes, and depreciation and amortization, or EBITDA, and adjusted EBITDA, which further excludes non-recurring and non-operational items, referred to in this proxy statement/prospectus as Adjusted EBITDA, provide useful information for investors to assess the results of the ongoing business of the combined company.

EBITDA and Adjusted EBITDA are not prepared in accordance with GAAP and may be different from non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Holdings believes that Adjusted EBITDA provides useful information to investors because it reflects the underlying performance of the ongoing operations of the combined company and provides investors with a view of the combined company’s operations from management’s perspective. Adjusted EBITDA excludes items that do not reflect the underlying performance of the combined company by removing significant one-time or certain non-cash items from earnings. Holdings uses Adjusted EBITDA to monitor and evaluate the operating performance of the combined company and as the basis to set and measure progress towards performance targets, which directly affect compensation for employees and executives. Holdings generally uses these non-GAAP measures as measures of operating performance and not as measures of Holdings’ liquidity.

Below is a reconciliation between net loss and Adjusted EBITDA for Cambium and Voyager individually on an historical basis and on a pro forma condensed combined basis for the six months ended June 30, 2009 and the year ended December 31, 2008.

	Six Months Ended June 30, 2009
			Pro Forma	Pro Forma
	Cambium	Voyager	Adjustments	Combined
	(in thousands)

Net loss	$(20,747)	$(27,722)	$756	$(47,713)
Reconciling items between net loss and EBITDA:
Income tax benefit	(6,416)	(447)	6,863	—
Interest and other (income) expenses, net	9,746	(769)	58	9,035
Depreciation and amortization	13,057	9,683	(4,142)	18,598

Earnings (loss) from operations before interest and other income (expense), income taxes, depreciation and amortization (EBITDA)	(4,360)	(19,255)	3,535	(20,080)
Non-recurring or non-operating costs included in EBITDA but excluded from Adjusted EBITDA:
Goodwill impairment(8)	9,105	21,984	—	31,089
Embezzlement and related expenses(1)	(120)	—	—	(120)
IntelliTools office closure(2)	40	—	—	40
Merger related costs(3)	934	5,103	(6,037)	—
Non-recurring Voyager corporate overhead costs primarily related to Voyager’s delinquent SEC filings and transition of the corporate office	—	1,040	—	1,040
Temporary purchase accounting impact of the reduction in Voyager’s deferred revenues and related deferred costs(5)	—	—	189	189
Stock based compensation expense(10)	—	134	474	608

Adjusted EBITDA	$5,599	$9,006	$(1,839)	$12,766

	Year Ended December 31, 2008
			Pro Forma	Pro Forma
	Cambium	Voyager	Adjustments	Combined
	(in thousands)

Net loss	$(69,560)	$(81,504)	$(3,332)	$(154,396)
Reconciling items between net loss and EBITDA:
Income tax benefit	(13,422)	(1,160)	184	(14,398)
Interest and other income (expenses), net	19,415	(612)	754	19,557
Gain from settlement with previous stockholders(6)	(30,202)	—	—	(30,202)
Loss on extinguishment of debt(7)	5,632	—	—	5,632
Depreciation and amortization	27,419	21,358	(11,138)	37,639

Loss from operations before interest and other income (expense), income taxes, depreciation and amortization (EBITDA)	(60,718)	(61,918)	(13,532)	(136,168)
Non-recurring or non-operating costs excluded from Adjusted EBITDA:
Goodwill impairment(8)	75,966	43,141	—	119,107
Embezzlement and related expenses(1)	7,254	—	—	7,254
Lease termination costs(9)	—	11,673	—	11,673
IntelliTools office closure(2)	287	—	—	287
Merger related costs(3)	26	—	(26)	—
Non-recurring Voyager corporate overhead costs primarily related to Voyager’s delinquent SEC filings and transition of the corporate office	—	18,947	—	18,947
Temporary purchase accounting impact of the reduction in Voyager’s deferred revenues and related deferred costs(5)	—	—	8,054	8,054
Non-recurring change in control payments(11)	—	—	2,690	2,690
Stock based compensation expense(10)	—	878	947	1,825

Adjusted EBITDA	$22,815	$12,721	$(1,867)	$33,669

(1)	During 2008, Cambium discovered certain irregularities relating to the control and use of cash and certain other general ledger items which resulted in a substantial misappropriation of assets over a period of more than four years. These irregularities were perpetrated by a former employee, resulting in embezzlement losses, net of recoveries. For further information, see Note A to Cambium’s Consolidated Financial Statements included in this proxy statement/prospectus.

(2)	In late 2007, Cambium decided to close its IntelliTools office in Petaluma, California. In fiscal 2008, Cambium leased a smaller facility in Petaluma, California, and, in fiscal 2009, the Petaluma office was closed. The expenses added back in the table above represent the rent and other operating costs for the Petaluma office from January 2008 until its closure.

(3)	Adjustment is to eliminate external incremental costs incurred by Cambium and Voyager that are directly related to the merger transaction. In the Unaudited Pro Forma Condensed Combined Statements of Operations included in this proxy statement/prospectus, these costs are eliminated as a pro forma adjustment in calculating the pro forma combined net loss.

(4)	Represents corporate overhead costs for Voyager that are primarily related to the restatement of Voyager’s financial statements and the related activities for Voyager to become current with its SEC filings, costs to transition Voyager’s corporate office from Ann Arbor, Michigan to Dallas, Texas, and internal costs required to complete the strategic alternatives process that culminated in the proposed merger transaction. Going forward, Holdings expects to incur ongoing corporate overhead and public company costs of approximately $4 million annually. For the year ended December 31, 2008, the adjustment represents the total costs of these activities less the $4 million estimate which Holdings considers to be ongoing. Because Voyager’s restatement process and the relocation of Voyager’s corporate headquarters were substantially completed by the end of fiscal 2008, non-recurring corporate costs for the six months ended June 30, 2009 are primarily related to internal costs of Voyager’s strategic alternative process.

(5)	Under SFAS No. 141(R), an acquiring entity is required to recognize all of the assets acquired and liabilities assumed in a transaction at the acquisition date fair value. For purposes of the Pro Forma Unaudited

Condensed Combined Statement of Operations for the Year Ended December 31, 2008 on page 153 and the Pro Forma Unaudited Condensed Combined Statement of Operations for the Six Months Ended June 30, 2009 on page 154, net sales have been reduced by $9.5 million and $0.2 million, respectively, due to the pro forma write-down of deferred revenue to its estimated fair value as of January 1, 2008. The write-down was determined by estimating the cost to fulfill the related future customer obligations plus a normal profit margin. Related deferred costs have been written to a fair value of zero, resulting in a partially offsetting reduction to cost of sales of $1.4 million for the year ended December 31, 2008 and $34,000 for the six months ended June 30, 2009. The net sales adjustment less the cost of sales adjustment is presented above. The adjustment of deferred revenue and deferred costs to fair value is required only at the purchase accounting date; therefore, its impact on net sales and costs of sales is non-recurring.

(6)	For fiscal 2008, Cambium received a settlement payment from previous stockholders of Cambium relating to the embezzlement suffered by Cambium. For further information, see Note A to Cambium’s Consolidated Financial Statements included in this proxy statement/prospectus.

(7)	For fiscal 2008, Cambium recorded a loss on the extinguishment of debt related to the modification of its senior secured credit facility and subordinated promissory notes resulting from the execution of an amendment of those documents and the delivery by the lenders of a permanent waiver. The associated unamortized deferred financing costs and amendment fees related to the permanent waiver are included in the loss on extinguishment of debt. For further information, see Note G to Cambium’s Consolidated Financial Statements included in this proxy statement/prospectus.

(8)	For additional information on goodwill impairment charges, see Note F to Cambium’s Consolidated Financial Statements included in this proxy statement/prospectus, Note 5 to Voyager’s Year-End Consolidated Financial Statements, and Note 8 to Voyager’s Interim Consolidated Financial Statements included in this proxy statement/prospectus.

(9)	Lease termination charges are for the discontinuance of office space and other leases resulting from the transition of Voyager’s corporate headquarters from Ann Arbor, Michigan to Dallas, Texas. For further information, see Note 16 to Voyager’s Consolidated Financial Statements included in this proxy statement/prospectus.

(10)	For the period from January 1, 2007 through April 11, 2007, Cambium held in escrow $0.6 million in connection with stock-based awards accounted for in accordance with SFAS No. 123(R). As a result of the settlement with the former stockholders in 2008, the rights to the $0.6 million held in escrow were foregone. This amount was recorded as income in interest and other expenses in Cambium’s historical statement of operations for 2008 and, accordingly, is excluded from EBITDA. Cambium had no stock-based compensation expense for the six months ended June 30, 2009. Voyager’s historical statements of operations include stock-based compensation expense of $0.9 million for 2008 and $0.1 million for the six months ended June 30, 2009, accounted for in accordance with SFAS No. 123(R). The Unaudited Pro Forma Condensed Consolidated Statements of Operations include an adjustment of $0.9 million for 2008 and $0.5 million for the six months ended June 30, 2009 for estimated stock-based compensation expense related to the employment agreements between Holdings and Messrs. Klausner and Cappellucci.

(11)	The Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2008 includes a pro forma adjustment to record certain contractual obligations, retention and other payments that become payable as a result of the merger, subject to subsequent service requirements of up to one year.

Cambium Learning’s senior unsecured credit agreement contains a financial covenant regarding Cambium Learning’s minimum adjusted EBITDA (calculated as set forth in the credit agreements) as of the end of each fiscal quarter. All of the adjustments shown in the Adjusted EBITDA for Cambium in the table above are adjustments used in determining adjusted EBITDA pursuant to Cambium Learning’s credit agreements. Furthermore, Cambium Learning’s credit agreements allow additional adjustments that permit the add-back of specified non-operational expenses that, in the view of the lenders, are reasonable adjustments to EBITDA. These are shown in the table below. Holdings has not presented these additional adjustments as part of the Comparative Historical and Unaudited EBITDA and Adjusted EBITDA Data because they are adjustments that management would not commonly make in internal use of Adjusted EBITDA for establishing and measuring operational performance targets. These additional adjustments are set forth in the table below to provide a reconciliation of the adjusted EBITDA allowed by Cambium Learning’s credit agreements to Holdings’ Adjusted EBITDA as presented in the Comparative Historical and Unaudited EBITDA and Adjusted EBITDA Data. The calculation of

EBITDA under the credit agreements will be modified to increase the adjustments effective as of the effective date of the mergers pursuant to the terms of the amendments to the credit agreements. See “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR CAMBIUM — Liquidity and Capital Resources — Long-Term Debt” on page 229.

	Six Months Ended June 30, 2009
			Pro Forma	Pro Forma
	Cambium	Voyager	Adjustments	Combined
	(in thousands)

Adjusted EBITDA	$5,599	$9,006	$(1,839)	$12,766
Additional adjustments allowed to EBITDA per the Cambium credit agreement:
Equity cure	2,959	—	—	2,959
Certain operating taxes	349	—	—	349
Management fees	100	—	42	142
Employee severance	37	—	—	37
Certain legal costs	40	—	—	40
Other	16	—	—	16

Adjusted EBITDA per the Cambium credit agreement	$9,100	$9,006	$(1,797)	$16,309

	Year Ended December 31, 2008
			Pro Forma	Pro Forma
	Cambium	Voyager	Adjustments	Combined
	(in thousands)

Adjusted EBITDA	$22,815	$12,721	$(1,867)	$33,669
Additional adjustments allowed to EBITDA per the Cambium credit agreement:
Certain operating taxes	703	—	—	703
Management fees	199	—	(51)	148
Employee severance	604	—	—	604
Certain legal costs	292	—	—	292
Restructuring expense	507	—	—	507
Interest income	86	—	—	86
Other	183	—	—	183

Adjusted EBITDA per the Cambium credit agreement	$25,389	$12,721	$(1,918)	$36,192

Cambium Learning’s senior secured and senior unsecured credit agreements are material to Cambium, with $170.0 million in borrowings outstanding as of June 30, 2009. The senior secured credit agreement contains a financial covenant requiring a total leverage ratio of 6.5:1 or less as of the end of each fiscal quarter. Cambium Learning’s senior unsecured credit agreement contains a financial covenant requiring minimum adjusted EBITDA (calculated as set forth in the credit agreements) for the trailing four fiscal quarters to be at least $25.0 million. As of August 14, 2009, Cambium was in non-compliance with both of these covenants. On August 14, 2009, Cambium notified both its senior secured lenders and senior unsecured debt holders that Cambium’s stockholder intended to cure the non-compliance. On August 17, 2009, $3.0 million of capital was contributed to Cambium Learning by its stockholder to fund the cure. On August 20, 2009, the $3.0 million was paid by Cambium Learning to the senior secured lenders and the principal amount outstanding under Cambium’s senior secured credit agreement was reduced by a corresponding amount. Cambium Learning is permitted one such cure right in each fiscal year. An uncured default with respect to either of these financial covenants could, if not waived by the lenders and the noteholders, result in acceleration of the indebtedness under Cambium Learning’s credit facilities. Cambium Learning may not have sufficient funds to repay the indebtedness, and there may not be equity or debt financing opportunities available to Cambium Learning on acceptable terms, or at all. Based on Cambium Learning’s performance to date, Cambium Learning expects to be in compliance with its financial covenants for the quarter ended September 30, 2009 and the quarter ending December 31, 2009.

RISK FACTORS

You should carefully read and consider the following risk factors before deciding how to vote on the adoption of the merger agreement. These factors should be considered in conjunction with the other information included in, and found in the annexes attached to, this proxy statement/prospectus, including the matters addressed in the section entitled “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS” on page vii. These risks and uncertainties relate to the mergers and the combined company after completion of the mergers, as well as to Cambium and Voyager as the constituent companies in the mergers. All of the risk factors set forth below are important and the occurrence of any of these risks could materially and adversely affect the business, operating results, financial condition or liquidity of any or all of Holdings, Cambium or Voyager. Please note that, as indicated elsewhere in this proxy statement/prospectus, Holdings has not conducted any business to date but, if the transaction is completed, Holdings’ business immediately following the mergers will combine the businesses conducted by Cambium and Voyager immediately prior to the mergers. As a result, the risks described below under “— Risks Related to Holdings and Its Business” reflect the material risks to which the businesses of Cambium and Voyager currently are or may be subject.

Risks Related to the Mergers

Because the exchange ratio is fixed, the market value of Holdings common stock issued to you if you receive Holdings common stock in the mergers may be less than the value of your shares of Voyager common stock.

Voyager stockholders who receive shares of Holdings common stock in the mergers will receive a fixed number of shares of common stock of Holdings, rather than a number of shares with a particular fixed market value, as determined by the 1:1 exchange ratio set forth in the merger agreement. The market value of Voyager common stock at the time of the closing of the mergers may vary significantly from its price on the date the merger agreement was executed, the date of this proxy statement/prospectus or the date on which Voyager stockholders vote on the merger agreement. Because the exchange ratio will not be adjusted to reflect any changes in the market value of Voyager common stock, the market value of Holdings common stock issued in the mergers may be higher or lower than the value of the shares of Voyager common stock surrendered in the transaction, and may be higher or lower than the $6.50 per share of Voyager common stock to be paid to Voyager stockholders that receive cash merger consideration with respect to all or a portion of their shares of Voyager common stock. Stock price changes may result from a variety of factors that are beyond the control of Voyager or Holdings, including changes in business, operations and prospects, regulatory considerations and general and industry specific market and economic conditions. Voyager is not permitted to terminate the merger agreement solely because of changes in the market price of its common stock.

Voyager’s obligation to pay a termination fee under specified circumstances, which fee may be greater than termination fees payable by Cambium, and the restrictions on Voyager’s ability to solicit other acquisition proposals may discourage other companies from attempting to acquire Voyager.

Until the mergers are completed or the merger agreement is terminated, subject to limited exceptions, the merger agreement prohibits Voyager from entering into or soliciting any acquisition proposal or offer for a merger or other business combination with a party other than Cambium. In addition, Voyager has agreed to pay Cambium a termination fee of up to $7.5 million in specified circumstances, including upon termination of the merger agreement following a failure by Voyager’s board to recommend adoption of the merger agreement or upon termination by Voyager to accept a superior acquisition proposal. These provisions could discourage other parties from attempting to acquire Voyager for a higher price. Although Voyager would, under specified circumstances, have the right to terminate the merger agreement to accept a superior proposal prior to a stockholder vote on the merger agreement, it may only do so if it pays the $7.5 million termination fee, first receives the proposal after the SEC declares the registration statement effective and complies with other detailed requirements contained in the merger agreement.

In addition, although Cambium also may be required to pay a termination fee under the merger agreement in specified circumstances, its termination fee obligations generally are lower than the $7.5 million fee referred to above. In most instances where Cambium is required to pay a termination fee, the termination fee is limited to a maximum of $4.5 million. Moreover, Cambium has the right to terminate the merger agreement at any time, for any reason not otherwise specified in the merger agreement, subject only to its obligation to pay to Voyager this amount. Voyager has no comparable right to terminate. For additional information regarding termination fees that may be payable by Voyager and Cambium under the merger agreement, see “THE MERGER AGREEMENT — Termination and Termination Fees” on page 135.

Some directors and officers of Cambium and Voyager have interests in the mergers that may conflict with, or be different from or in addition to, the interests of the stockholders of their respective companies.

Executive officers of Cambium and Voyager negotiated the terms of the merger agreement and the boards of directors of Cambium and Voyager approved the merger agreement and unanimously recommend that their respective stockholders vote in favor of the mergers. Some directors and officers of Cambium and Voyager have interests in the mergers that may be different from or in addition to, or could be perceived as being in conflict with, the interests of their respective stockholders.

Voyager stockholders should be aware of these interests when they consider the recommendation of Voyager’s board of directors to vote in favor of the adoption of the merger agreement and when they make their decisions as to how to vote. See “THE MERGERS — Interests of Voyager’s Directors and Officers in the Mergers” on page 94 and “THE MERGERS — Interests of Cambium’s Directors and Officers in the Mergers” on page 100. VSS is the principal equity owner of Cambium’s stockholder. For information regarding interests that VSS may have in the mergers, see “MANAGEMENT OF HOLDINGS FOLLOWING THE MERGERS — Related Party Transactions” on page 182.

The combined company may never realize the anticipated benefits from the mergers.

The mergers involves the integration of two companies that have previously operated independently and are geographically remote from each other. Although the parties believe that the combination of Cambium and Voyager has the potential to result in substantial financial and operating benefits, including increased revenues, cost savings and other benefits, Holdings does not assure you regarding when, whether or the extent to which the combined company will be able to realize increased revenues, cost savings or other benefits, if at all. In this regard, see also the additional risk factors set forth under “RISK FACTORS — Risks Related to Holdings and Its Business” below.

Voyager stockholders will have a reduced ownership and voting interest after the mergers and will exercise less influence over management of the combined company.

After the completion of the transaction, Voyager stockholders will own a smaller percentage of the combined company than they currently own of Voyager. Upon completion of the mergers, assuming that the maximum amount of cash payable in the mergers is paid to Voyager stockholders and assuming no exercise of appraisal rights, the former stockholder of Cambium will own approximately 55.5%, and former Voyager stockholders (excluding the effect of stock options and excluding the effect of the Holdings Warrant) will own approximately 44.5%, of Holdings common stock issued and outstanding at the time of completion of the mergers. Consequently, Voyager stockholders, as a group, will have significantly reduced ownership and voting power in the combined company compared to their ownership and voting power in Voyager prior to the completion of the transactions. In particular, Voyager stockholders, as a group, will have less than a majority of the ownership and voting power of Holdings and, therefore, will be able to exercise significantly less influence over the management and policies of the combined company than they currently exercise over the management and policies of Voyager.

The Cambium stockholder and the Voyager stockholders may not realize a benefit from the mergers commensurate with the ownership dilution they will experience in connection with the mergers.

Cambium and Voyager anticipate that the market value of the percentage of common stock of Holdings owned by the companies’ respective existing stockholders following completion of the mergers will be roughly equivalent to the market value of the aggregate common stock of each respective company prior to completion of the transaction, after giving effect to the payment of cash and the distribution of CVRs as part of the merger consideration payable to Voyager stockholders. However, if Holdings is unable to realize the strategic financial benefits currently anticipated from the mergers, the stockholders of Cambium and Voyager will have experienced substantial dilution of their respective ownership interests without receiving the commensurate benefit.

The proposed transaction may not be completed, which may significantly harm the market price of Voyager’s common stock and its future business and financial results.

Although Cambium and Voyager have signed the merger agreement in furtherance of the proposed mergers of Cambium and Voyager with and into newly formed subsidiaries of Holdings, the completion of the transaction is subject to stockholder and regulatory approvals and other closing conditions, and there is no assurance that all of the conditions to closing will be met or that the mergers will be completed on a timely basis or at all. In addition, Cambium and Voyager each may unilaterally terminate the merger agreement without the payment of a fee if the mergers are not completed on or before December 31, 2009, and Cambium has the right to terminate the merger agreement at any time, for any reason not otherwise specified in the merger agreement, subject only to its obligation to pay to Voyager a termination fee of $4.5 million. The merger agreement may also be terminated for several other reasons, all as more fully described under “THE MERGER AGREEMENT — Termination and Termination Fees” on page 135.

Although Voyager expects to continue operations if the transaction is not completed for any reason, it may be harmed in a number of ways, including the following:

•	to the extent that the current market price of Voyager common stock reflects an increase resulting from a market assumption that the transaction will be completed, the market price of Voyager common stock may decline by the value attributed to this assumption, or could decline even more;

•	Voyager may be required to pay a termination fee of up to $7.5 million if the mergers are terminated under specified circumstances, and if any of this fee were to be paid, Voyager would experience a material negative effect on its financial condition and results of operations;

•	an adverse reaction from Voyager’s investors and potential investors may reduce future opportunities for financings or business combinations;

•	the pendency of the mergers, as well as customary covenants in the merger agreement that limit each party’s ability to take specified actions without the other party’s consent, may cause Voyager to defer or potentially lose business opportunities that it might have otherwise pursued;

•	matters relating to the mergers require substantial commitments of time and resources by Voyager’s management, which could otherwise have been devoted to other opportunities that may have been beneficial to Voyager; and

•	Voyager’s costs and expenses related to the transaction, including legal and accounting fees and fees payable to Voyager’s financial advisors, as well as expenses relating to printing of proxy materials and solicitation of proxies, must be paid even if the mergers are not completed.

In addition, Voyager could be subject to litigation related to any failure to complete the mergers. If the mergers are not completed, any of these risks may materialize and may materially and adversely affect the stock price of Voyager and its financial results and ongoing business.

Risks Related to Ownership of Holdings Common Stock

The Holdings common stock may not be listed for trading on NASDAQ, or on any other national securities exchange, at the time that the mergers are completed. Even if the Holdings common stock is listed upon completion of the mergers, the absence of a historical trading market for Holdings common stock creates uncertainty about future trading prices of its common stock.

Holdings has applied to list its common stock on the NASDAQ Global Market. However, under the terms of the merger agreement, the listing of Holdings common stock on NASDAQ is not a condition to completion of the mergers. It is possible that upon completion of the mergers, the Holdings common stock will not be listed for trading on the NASDAQ Global Market or any other national securities exchange. If the Holdings common stock is not listed for trading upon completion of the mergers, Holdings cannot predict when, if ever, the shares will be listed. If, upon completion of the mergers or later, the Holdings common stock is listed on NASDAQ, or another national securities exchange or automated quotation system, Holdings common stock will begin trading publicly for the first time. Although this proxy statement/prospectus contains information regarding the historical market prices of Voyager’s common stock, those prices are not necessarily relevant to the market prices at which Holdings common stock may trade, since Holdings will combine the operations of both Cambium and Voyager. Holdings cannot predict the extent to which a trading market will develop in its common stock after completion of the mergers, whether that market will be active or how liquid that market might become, since its common stock may or may not be listed on NASDAQ or another national securities exchange or automated quotation system and has no independent trading history.

The combined company’s stock price may be volatile, and the market price of the Holdings common stock may decline in value following the transaction.

There may be significant fluctuations in the market price of Holdings common stock, both initially before an orderly trading market develops and after that time. Historically, the market price of Voyager’s common stock has fluctuated, and the common stock of Cambium never has been publicly traded, listed on a stock exchange or quoted on a quotation system. Any price fluctuations of Holdings common stock may be unrelated or disproportionate to the actual operating performance of the combined company, and may be due to factors beyond Holdings’ control. Moreover, if the market price of the combined company’s common stock becomes subject to significant fluctuations following the mergers, the value of the shares of Holdings’ common stock at any given point in time could be less than the value of Holdings common stock immediately after completion of the transaction.

Broad market and industry factors, as well as factors specifically relating to Holdings and its business, may adversely affect the market price of Holdings common stock. Some of the factors that may cause the market price of the combined company’s common stock to fluctuate include:

•	actual or anticipated variations in Holdings’ financial results;

•	changes in estimates or recommendations by securities analysts, if any, covering Holdings’ common stock;

•	the failure of the combined company to meet analysts’ expectations;

•	conditions or trends in the industry in which Cambium and Voyager operate, including governmental or regulatory changes affecting education;

•	announcements by Holdings or its competitors of significant acquisitions, strategic partnerships or divestitures;

•	additions or departures of key personnel of the combined company;

•	the entry into, or termination of, key agreements or arrangements affecting Holdings’ business or operations; and

•	future sales of Holdings’ securities, including sales of common stock by its directors and officers or its strategic investors.

The factors that affect the price of Holdings common stock may be different from the factors that have affected the price of Voyager common stock to the extent the business of the combined company differs from Voyager’s business.

Moreover, the stock markets in general have experienced substantial and unprecedented volatility in recent years, which volatility generally has been unrelated to the operating performance of individual companies. Should this market volatility continue, these broad market fluctuations could materially and adversely affect the trading price of Holdings common stock. In the past, companies that have experienced significant volatility in the market price of their stock have been the objects of securities class action litigation. If Holdings were to become the object of securities class action litigation, it could result in substantial costs and a diversion of its management’s attention and resources.

Holdings does not expect to pay dividends on its common stock in the short term.

Holdings has not yet determined its dividend policy, but it is unlikely that Holdings will pay any dividends to holders of its common stock in the short term, and it may never pay any dividends. The combined company anticipates that it will retain its earnings, if any, for future growth. Any determination to pay dividends in the future will be at the discretion of Holdings’ board of directors and will depend upon Holdings’ results of operations, financial condition, contractual limitations, restrictions imposed by applicable law, business and investment strategy and any other factors that Holdings’ board of directors deems relevant. As a result, the appreciation, if any, of the price of Holdings’ common stock may be the only source of a return to stockholders.

The existence of a majority stockholder may adversely affect the market price of Holdings’ common stock and could delay, hinder or prevent a change in corporate control or result in the entrenchment of management and the board of directors, and Holdings’ majority stockholder will have a contractual right to maintain or increase its percentage ownership in Holdings following the closing.

While the precise percentage of Holdings common stock that will be controlled by Cambium’s sole stockholder cannot be determined until the amount of cash available for distribution in the Voyager merger and the amount of cash elected by Voyager stockholders is ascertained, it is expected that the sole stockholder of Cambium, VSS-Cambium Holdings III, LLC, will own a majority of Holdings’ outstanding common stock upon completion of the mergers. As a result, VSS-Cambium Holdings III, LLC will likely have the ability to determine the outcome of matters submitted to Holdings’ stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the combined company’s assets. In addition, VSS-Cambium Holdings III, LLC will likely have the ability to control the management, affairs and operations of Holdings. Accordingly, this concentration of ownership may harm the market price of Holdings common stock by delaying, deferring or preventing a change in control or impeding a merger, consolidation, takeover or other business combination involving the combined company.

The ownership of a large block of stock by a single stockholder may also reduce liquidity in the market for Holdings common stock. Should VSS-Cambium Holdings III, LLC determine to sell any of its position in the future, sales of substantial amounts of Holdings common stock on the market, or even the possibility of these sales, may adversely affect the market price of its common stock. These sales, or even the possibility of these sales, also may make it more difficult for Holdings to raise capital through the issuance of equity securities at a time and at a price it deems appropriate.

Moreover, VSS-Cambium Holdings III, LLC will have a contractual right to maintain or increase its percentage ownership in Holdings following the mergers. Specifically, under the terms of a stockholders agreement that Holdings will enter into at the closing of the mergers, if Holdings were to engage in a new issuance of its securities following the closing, VSS-Cambium Holdings III, LLC and funds managed or controlled by VSS would have preemptive rights to purchase an amount of Holdings securities that would enable them to maintain their same collective percentage ownership in Holdings following the new issuance. VSS-Cambium Holdings III, LLC and funds managed or controlled by VSS would have these preemptive rights for so long as those entities collectively beneficially own, in the aggregate, at least 25% of the outstanding shares of Holdings common stock. Thus, while other holders of Holdings securities would risk suffering a reduction in percentage ownership in connection with a new issuance of securities by Holdings, VSS-Cambium Holdings III, LLC and funds managed or controlled by VSS would have the opportunity to avoid a reduction in percentage ownership.

VSS-Cambium Holdings III, LLC and funds managed or controlled by VSS also will have the opportunity to increase their percentage ownership in Holdings at a discount from market price following completion of the mergers. Under the stockholders agreement, at any time and from time to time at or prior to the 24-month anniversary of the effective time of the mergers, VSS-Cambium Holdings III, LLC and funds managed or controlled by VSS have the right to purchase from Holdings, in cash, at a 10% discount from market price, up to the lesser of 7,500,000 shares of Holdings common stock or shares of Holdings common stock with an aggregate purchase price of $20 million. Any purchases of stock by these entities may dilute the ownership percentage of all other Holdings stockholders.

Holdings may be a “controlled company” within the meaning of the NASDAQ rules and, as a result, may qualify for, and rely on, exemptions from various corporate governance standards, which may limit the presence of independent directors on the board of directors or board committees of Holdings.

As we have described above, it is expected that VSS-Cambium Holdings III, LLC will own a majority of Holdings’ outstanding common stock upon completion of the mergers. As a result, Holdings may be deemed to be a “controlled company” for purposes of NASDAQ Rule 5615(c)(2). Under this rule, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a “controlled company” and is exempt from certain NASDAQ corporate governance requirements, including requirements that a majority of the board of directors consist of independent directors, that compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee that is composed entirely of independent directors and that director nominees be selected or recommended for selection by a majority of the independent directors or by a nominating committee composed solely of independent directors. Holdings intends to rely upon these exemptions. Accordingly, Holdings’ stockholders may not have the same protections afforded to stockholders of other companies that are required to comply fully with the NASDAQ rules.

Holdings’ board of directors has adopted an audit committee charter which will govern its audit committee. Since the “controlled company” exemption does not extend to the composition of audit committees, Holdings is required to have an audit committee that consists of at least three directors, each of whom must be “independent” based on independence criteria set forth in Rule 10A-3 of the Exchange Act. These three directors must also satisfy the requirements set forth in NASDAQ Market Rule 5605(a) and (c). Rule 10A-3 of the Exchange Act allows Holdings to “phase in” the independence requirements applicable to audit committees. Accordingly, the board of directors expects to establish an audit committee composed of three independent directors within the phase-in rule described above.

The failure of the original Cambium Learning investors to own at least 35% of Holdings common stock or the sale by the VSS Funds of more than 15% of their Holdings common stock would constitute an event of default under the Cambium Learning credit agreements, entitling the lenders to accelerate the repayment of all outstanding indebtedness.

Cambium Learning’s senior secured and senior unsecured credit agreements contain various restrictions on changes in the direct or indirect ownership or control of Cambium Learning. These restrictions are embodied in the credit agreements’ “Change in Control” definition and under their “Events of Default” provisions. In addition to customary ownership and control changes, a “Change in Control” would occur if at least 35% of Holdings’ common stock were not owned by at least one of the original investors in Cambium Learning or if the VSS Funds sold more than 15% of the Holdings common stock owned by them (through VSS-Cambium Holdings III, LLC). Immediately following the mergers, the original Cambium Learning investors, through VSS-Cambium Holdings III, LLC, are expected to own approximately 55.5% of Holdings’ common stock. Future issuances of common or other capital stock by Holdings could dilute the original Cambium Learning investors’ ownership percentage below the requisite 35% amount.

However, the investment funds controlled by VSS which were among the original Cambium Learning investors, have the contractual right (but not the obligation) to subscribe for additional shares of Holdings’ common stock in order to preserve their ownership level and thereby prevent unwanted dilution. This contractual right requires these investment funds to pay consideration to acquire any such additional shares. Holdings does not assure you that these funds will at any time elect to exercise their subscription right. For additional information regarding these subscription agreements, see “RELATED AGREEMENTS — Stockholders Agreement.”

The occurrence of a “Change in Control” would constitute an “Event of Default” under the credit agreements. Either the administrative agent or a majority of the lenders have the right, upon the occurrence of an “Event of Default,” to terminate all commitments to make revolving loans, and to accelerate all outstanding revolving and term loans by declaring them immediately due and payable. Holdings and its subsidiaries are not expected to have sufficient cash on hand to repay these loans in full upon such an acceleration.

Holdings may seek to raise additional funds, finance additional acquisitions or develop strategic relationships by issuing additional securities, including capital stock.

In the future, Holdings may seek to raise additional funds, finance additional acquisitions or develop or engage in strategic relationships by issuing equity or debt securities. The issuance of equity securities, including debt securities that are convertible into equity, would reduce the percentage ownership of Holdings’ existing stockholders. Furthermore, any newly issued equity securities could have rights, preferences and privileges senior to those of the holders of Holdings common stock. The issuance of new debt securities could subject Holdings and its subsidiaries to covenants which constrain Holdings’ ability to grow or otherwise take steps that may be favored by holders of Holdings common stock.

Under the terms of a stockholders agreement that Holdings will sign at the closing, so long as Cambium’s stockholder and funds controlled by VSS beneficially own in the aggregate at least 25% of the outstanding shares of Holdings common stock, they will have preemptive rights which generally give them the opportunity to purchase an amount of Holdings securities in a new issuance of securities by Holdings that would enable them to maintain their same collective percentage ownership in Holdings following the new issuance. Thus, while other stockholders risk suffering a reduction in percentage ownership in connection with an issuance of securities by Holdings, Cambium’s sole stockholder and funds managed or controlled by VSS will have the opportunity to avoid a reduction in percentage ownership. In addition, under the stockholders agreement, until the 24 month anniversary of the effective time, Cambium’s stockholder and funds managed or controlled by VSS will have the right to purchase from Holdings, in cash, at a 10% discount from market price, up to the lesser of 7,500,000 shares of Holdings common stock or shares of Holdings common stock with a discounted purchase price of $20 million. Any purchases of stock at a discount from the market price may dilute the ownership percentage and equity ownership of all other Holdings stockholders.

Provisions of Holdings’ organizational documents and Delaware law may delay or deter a change of control of Holdings.

Following the mergers, Holdings’ organizational documents will contain provisions that may have the effect of discouraging, delaying or preventing a change of control of, or unsolicited acquisition proposals for, the combined company. These include provisions that:

•	vest Holdings’ board of directors with the sole power to set the number of directors of the combined company;

•	provide that Holdings’ board of directors will be elected on a staggered term basis, so that generally only one-third of the board will be elected at each annual meeting of stockholders;

•	limit the persons that may call special meetings of stockholders;

•	establish advance notice requirements for stockholder proposals and director nominations; and

•	limit stockholder action by written consent.

For a more detailed description of these provisions, see “DESCRIPTION OF HOLDINGS’ CAPITAL STOCK” on page 186, as well as the certificate of incorporation and bylaws of Holdings attached as Annexes C and D, respectively, to this proxy statement/prospectus.

Also, Holdings’ board of directors has the authority to issue shares of preferred stock in one or more series and to fix the rights and preferences of these shares, all without stockholder approval. Any series of preferred stock of Holdings is likely to be senior to its common stock with respect to dividends, liquidation rights and, possibly, voting rights. The ability of Holdings’ board of directors to issue preferred stock also could have the effect of discouraging unsolicited acquisition proposals, thus adversely affecting the market price of Holdings common stock.

In addition, Delaware corporate law makes it difficult for stockholders that recently have acquired a large interest in a corporation to cause the merger or acquisition of the corporation against the directors’ wishes. Under Section 203 of the DGCL, a Delaware corporation such as Holdings may not engage in any merger or other business combination with an interested stockholder or such stockholder’s affiliates or associates for a period of three years following the date that such stockholder became an interested stockholder, except in limited circumstances, including by approval of the corporation’s board of directors. See “COMPARISON OF STOCKHOLDER RIGHTS” on page 191.

Cambium Learning has a significant amount of senior secured and senior unsecured debt and will have the obligation to make principal and interest payments on that debt, and to comply with restrictions contained in credit agreements with its senior secured and senior unsecured lenders.

Cambium Learning has an aggregate of approximately $170.0 million of outstanding senior secured and senior unsecured debt as of June 30, 2009, consisting of $101.6 million under senior secured term loans, $53.4 million under senior unsecured notes, and $15.0 million drawn under a revolving credit facility. The amount of leverage could have important consequences for holders of Holdings’ securities, including:

•	a substantial portion of the cash provided from operations will be committed to the payment of Cambium Learning’s debt service and will not be available for other purposes;

•	the combined company’s ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions may be limited; and

•	the level of indebtedness of the combined company may limit its flexibility in reacting to changes in the combined company’s business environment.

Cambium Learning’s senior secured and senior unsecured term loan facilities mature on April 11, 2013 and April 11, 2014, respectively, and must be either repaid, refinanced or extended on those respective dates. Cambium Learning may not be able to extend the debt at that time (or prior thereto in the case of acceleration) and equity or debt financing may not be available to Cambium Learning to replace some or all of the maturing debt on acceptable terms, if at all.

It is expected that, after giving effect to the merger transactions, a certain amount of Voyager’s earnings will be included in Cambium Learning’s adjusted EBITDA for purposes of calculating compliance with the financial covenants under the credit agreements. This contribution is expected to increase Cambium Learning’s adjusted EBITDA and, therefore, increase the likelihood that such financial covenants will be satisfied.

Upon completion of the mergers, Voyager will be part of a company that has substantial credit obligations, in contrast to its current position where its exposure to long-term indebtedness is immaterial.

As of June 30, 2009, Voyager reported $71,224,000 in cash and cash equivalents, and no long-term debt for borrowed money other than capital lease obligations of $35,000. Of these cash and cash equivalents, Voyager will use $42.5 million to fund a portion of the merger consideration, approximately $22 million to fund certain pension, benefit and severance liabilities at or before the effective time, and the balance to fund transaction expenses. Following completion of the mergers, Voyager’s operating subsidiary will become a subsidiary of Cambium Learning, and a guarantor of its indebtedness. Voyager’s operating subsidiary will rely upon Cambium Learning’s revolving credit facility, in addition to cash generated from combined operations, to fund its working capital needs and provide liquidity. If the revolving credit facility or cash generated from combined operations is not sufficient to fund the working capital needs and liquidity of Voyager’s operating subsidiary, as well as the interest expense under Cambium Learning’s indebtedness, Voyager will not have other readily available sources of capital.

Cambium was in non-compliance with the financial covenants in its senior secured and senior unsecured credit facilities for the period ended June 30, 2009 and made a $3.0 million cure payment.

Cambium Learning’s senior secured credit agreement contains a financial covenant regarding Cambium Learning’s total leverage ratio as of the end of each fiscal quarter. Cambium Learning’s senior unsecured credit agreement contains a financial covenant regarding Cambium Learning’s minimum adjusted EBITDA (calculated as set forth in the credit agreements) as of the end of each fiscal quarter. For the fiscal quarter ended June 30, 2009, Cambium Learning’s total leverage ratio was greater than the maximum permitted 6.5:1, and Cambium Learning’s adjusted EBITDA was less than the minimum required $25 million. On August 14, 2009, Cambium notified both its senior secured lenders and its senior unsecured debt holders that VSS-Cambium Holdings intended to cure the non-compliance. On August 17, 2009, $3.0 million of capital was contributed to Cambium Learning by its stockholder to fund the cure. On August 20, 2009, the $3.0 million was paid by Cambium Learning to the senior secured lenders and the principal amount outstanding on Cambium Learning’s senior secured credit agreement was reduced by a corresponding amount. For purposes of calculating covenant compliance, the amount of the capital contribution is added to the adjusted EBITDA for the four fiscal quarters ended June 30, 2009. Cambium Learning is permitted one such cure right in each fiscal year. Therefore, under the existing credit agreements, Cambium Learning is not entitled to any additional cure right with respect to future quarterly tests in this fiscal year. If such a default were to occur, Cambium Learning’s lenders may accelerate the indebtedness under the credit agreements and, upon any such acceleration, Cambium Learning would be required to repay or refinance all of such indebtedness. Cambium Learning may not have sufficient funds to repay the indebtedness, and there may not be equity or debt financing opportunities available to Cambium Learning on acceptable terms, or at all. Based on Cambium Learning’s performance to date, Cambium Learning expects to be in compliance with its financial covenants for the quarter ended September 30, 2009 and the quarter ending December 31, 2009.

In the event of such a default, Voyager would not be obligated to close the mergers. See “THE MERGER AGREEMENT — Conditions to the Voyager Merger and the Cambium Merger.” Holdings has presented elsewhere in this proxy statement/prospectus a reconciliation among net loss, EBITDA, adjusted EBITDA as calculated by Holdings for purposes of measuring operating performance and adjusted EBITDA as calculated for purposes of Cambium Learning’s senior unsecured credit agreement. See “SUMMARY — Comparative Historical and Unaudited EBITDA and Adjusted EBITDA Data.” The calculation of adjusted EBITDA used for purposes of the senior unsecured credit agreement supplements the adjustments to EBITDA used by Holdings for purposes of measuring operating performance with additional adjustments to EBITDA recognized by Cambium Learning’s lenders. Under the credit agreements the method for calculating EBITDA was modified in the amendments. These modifications will become effective upon closing of the mergers. See “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR CAMBIUM — Liquidity and Capital Resources — Long-Term Debt” on page 229.

Cambium Learning’s ability to satisfy its debt service and maintain compliance with loan covenants in the future will depend in part on the operating performance of the combined company, which will in turn be affected in part by prevailing economic conditions in the markets Cambium Learning and Voyager serve and other factors, many of which are beyond Cambium’s or Voyager’s control.

For a more detailed discussion of Cambium Learning’s credit facilities, see “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR CAMBIUM — Liquidity and Capital Resources — Long-Term Debt.”

If Holdings is unable to favorably assess the effectiveness of its internal control over financial reporting, or if its auditors are unable to provide an unqualified attestation report on Holdings’ internal control over financial reporting, the stock price of Holdings’ common stock could be adversely affected.

Pursuant to Sections 302 and 404 of the Sarbanes-Oxley Act of 2002, Holdings’ management will be required to certify to and report on, and Holdings’ auditors will be required to attest to, the effectiveness of the combined company’s internal control over financial reporting. The rules governing the standards that must be met for management to assess Holdings’ internal control over financial reporting are complex, and require significant documentation, testing and possible remediation. Because the closing of the mergers is expected to occur near the end of the 2009 fiscal year, Holdings’ management does not anticipate being able to fully complete an assessment of internal control over financial reporting for the fiscal year ending December 31, 2009. Therefore, Holdings’ management expects to complete an assessment and certification on, and for its auditors to attest to, the effectiveness of internal control over financial reporting beginning with Holdings’ annual report on Form 10-K for the fiscal year ending December 31, 2010.

Compliance with regulatory requirements relating to internal controls is expensive and may cause Holdings to focus a significant amount of management time and other internal resources on these matters.

Holdings also may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of its internal control over financial reporting. In addition, in connection with the attestation process by its auditors, Holdings may encounter problems or delays in completing the implementation of any identified improvements or receiving a favorable attestation. If Holdings cannot favorably assess the effectiveness of its internal control over financial reporting, or if its auditors are unable to provide an unqualified attestation report on internal control over financial reporting, investor confidence and the market price of Holdings common stock could be adversely affected.

This proxy statement/prospectus contains forward-looking statements that may not be accurate indicators of future performance.

Some statements under the captions “SUMMARY — Strategy,” “THE MERGERS — Cambium’s and Holdings’ Reasons for the Mergers; Consideration of the Mergers by Cambium’s Board of Directors and Holdings’ Board of Directors,” “THE MERGERS — Voyager’s Reasons for the Voyager Merger; Consideration of the Voyager Merger by Voyager’s Board of Directors,” “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR CAMBIUM,” “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR VOYAGER” and elsewhere in this proxy statement/prospectus are forward-looking statements. These forward-looking statements include, but are not limited to, statements about Holdings’ plans, objectives, expectations and intentions and other statements contained in this proxy statement/prospectus that are not historical facts. When used in this proxy statement/prospectus, the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks” and “estimates” and similar expressions, and the negatives of those words and expressions, are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including Holdings’ plans, objectives, expectations and intentions and other factors discussed in this proxy statement/prospectus.

Risks Related to Holdings and Its Business

Changes in funding for public schools could cause the demand for Holdings’ products to decrease.

Holdings will derive a significant portion of its revenues from public schools, which are heavily dependent on federal, state and local government funding. In addition, the school appropriations process is often slow, unpredictable and subject to many factors outside of Holdings’ control. Budget cuts, curtailments, delays, changes in leadership, shifts in priorities or general reductions in funding could reduce or delay Holdings’ revenues. Funding difficulties experienced by schools, which have been exacerbated by the current economic downturn and state budget deficits, could also cause those institutions to demand price reductions and could slow or reduce purchases of intervention products, which in turn could materially harm Holdings’ business.

Holdings’ business may be adversely affected by changes in state educational funding, resulting from changes in legislation, both at the federal and state levels, changes in the state procurement process, changes in government leadership, emergence of other priorities and changes in the condition of the local, state or U.S. economy. While in the past few years the availability of state and federal funding for elementary and high school education has increased as a result of legislation such as the No Child Left Behind Act and its “Reading First” initiative, recent reductions in related appropriations and other declines in budgeted revenues in states that have traditionally purchased products and services from Cambium and Voyager have caused some school districts to reduce spending on the types of products and services that Cambium and Voyager sell, and both Cambium and Voyager have been affected by these reductions. Moreover, future reductions in federal funding and the state and local tax bases could create an unfavorable environment, leading to budget shortfalls resulting in further decreases in educational funding. Any decreased funding for public schools may harm Holdings’ recurring and new business materially if its customers are not able to find and obtain alternative sources of funding.

Both Voyager and Cambium receive significant sales from certain states and reductions in public school education spending in those states could cause the demand for Holdings’ products to decrease.

In 2008, Voyager derived more than 10% of its sales from the following three states in the following approximate percentages: California — 12%; Florida — 17%; and Texas — 16%. Cambium derived more than 10% of its sales in 2008 from the following two states in the following approximate percentages: California — 12%; and Florida — 10%. California is experiencing significant budget problems in 2009 as a result of the current economic downturn and has announced it anticipates reductions in its 2009/2010 spending for education relative to fiscal 2008/2009 levels. To the extent that the economic situation in any of these states causes reductions in public school spending, Holdings’ sales to these states could be materially reduced which could harm Holdings’ business and financial condition.

Both Voyager and Cambium participate in state adoptions and sales may be materially reduced if the businesses are not able to replace sales in years subsequent to the first year of adoption or if states elect to defer or eliminate adoption purchases.

Both Voyager and Cambium participate in state-wide adoptions for education products, as well as intervention products when states issue specific adoption calls for intervention products. The cost of participating in such adoptions is high, with no guarantee of future sales. In addition, sales are traditionally high in the first year of adoption but decline in subsequent years, making it difficult to replace first year sales. After an adoption has occurred, states may elect to allow school districts to use adoption funds for alternative purposes other than the purposes stated in the initial adoption, as has occurred in Florida in 2009. Postponements of district-level adoptions could also limit market potential in other states, notably California, where the state has withheld more than $4 billion in scheduled allocations to school districts year-to-date in 2009 pending enactment of a budget for the fiscal year that began on July 1, 2009. Holdings may not be able to recover costs it incurs for participating in adoptions and sales may be materially reduced if it is not able to replace sales in years subsequent to adoption years or if states elect to defer or eliminate adoption purchases.

Changes in school procurement policies may adversely affect Holdings’ business.

Many school districts have de-centralized their purchasing of educational products. Increasingly, purchasing decisions are being made at the school or classroom level, rather than at the school district level. This change has caused some educational product manufacturers to market through catalogs or other direct sales channels, rather than through distributors and sales representatives. Additionally, educational products are marketed over the Internet. If Holdings is not able to respond to these new and evolving marketing techniques, its sales could suffer materially.

Holdings’ failure to expand its customer base could diminish incremental revenues from certain products.

Both Cambium and Voyager sell products that may be purchased by their customers for use over multiple school years. Repeat sales to these customers during the use cycle typically consist of replenishing consumables and replacements which are typically considerably less than the initial sale. Therefore, Holdings’ ability to maintain and grow sales and profitability will depend significantly upon the ability to acquire new customers or increase sales to existing customers. Acquiring new customers or expanding student use within existing customers could prove challenging as a result of competition from larger competitors, reductions in state and local funding, customer preferences and any requirement to provide enhancements to product capabilities. Holdings may also be adversely affected by existing customers who reduce or discontinue use of Cambium or Voyager products and services, which may occur if the combined company’s product offering is less competitive with those of the combined company’s competitors, or a result of budgetary constraints which have become increasingly acute in the current economic downturn. If the combined company is not successful in continuing to acquire additional customers or expanding business from the existing customers, Holdings’ earnings may be adversely affected.

Holdings’ sales growth and profitability will depend, in part, on its ability to attract and retain productive resellers.

Historically, Cambium has used resellers as a sales channel for certain products, and Voyager may use resellers as a means to grow market share. Entities that resell Cambium or Voyager products may discontinue selling the products or choose to substitute a competing product, or they may not dedicate sufficient attention and resources to Cambium or Voyager products that they are selling. Should any of Cambium’s or Voyager’s current or future resellers perform below expectations, or should Cambium lose one or more relationships with its current resellers, or fail to establish relationships with additional or replacement resellers, sales and profitability of the combined company could be adversely affected.

Following the mergers, the combined company may be unable to integrate successfully the businesses of Cambium and Voyager and realize the anticipated benefits of the mergers.

The mergers involve the combination of two companies which currently operate as independent companies. The combined company will be required to devote significant management attention and resources to integrating its business practices and operations. Potential difficulties the combined company may encounter in the integration process include the following:

•	the inability to successfully combine the businesses of Cambium and Voyager in a manner that permits the combined company to achieve the cost savings and revenue synergies anticipated to result from the mergers, which would result in the anticipated benefits of the mergers not being realized partly or wholly in the time frame currently anticipated or at all;

•	lost sales and customers as a result of certain customers of either of the two companies deciding not to do business with the combined company;

•	complexities associated with managing the combined businesses;

•	integrating personnel from the two companies while maintaining focus on providing consistent, high quality products and customer service;

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the mergers; and

•	performance shortfalls at one or both of the two companies as a result of the diversion of management’s attention caused by completing the mergers.

In addition, Cambium and Voyager have operated and, until the completion of the mergers, will continue to operate, independently. It is possible that the integration process could result in the diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in products, services, standards, controls, procedures and policies, any of which could adversely affect the ability of the combined company to maintain relationships with customers and employees or its ability to achieve the anticipated benefits of the mergers, or could reduce the earnings or otherwise adversely affect the business and financial results of the combined company. The integration process may be difficult, unpredictable and subject to substantial delay because the businesses of Cambium and Voyager are complex, were developed independently and were designed without regard to such integration. Moreover, Cambium and Voyager are presently headquartered in different geographical regions, which may further complicate integration efforts and make integration of the two companies more challenging. In some instances, Cambium and Voyager serve the same customers, and some of these customers may decide that it is desirable to seek out additional or different vendors in order to keep Holdings competitive with other companies. If Holdings cannot successfully integrate these businesses and continue to provide customers with products, services and new features on a timely basis in the future, Holdings may lose customers and its business and results of operations may be harmed materially.

Future results of Holdings may differ materially from the pro forma financial statements presented in this proxy statement/prospectus.

Future results of Holdings may be materially different from those shown in the pro forma financial statements, which are designed to show a combination of the historical results of Cambium and Voyager. The combined company will incur various charges, including acquisition-related charges and purchase accounting adjustments. These charges may be higher or lower than Holdings has estimated, depending upon how costly or difficult it is to integrate the combined company. Furthermore, these charges may decrease the capital of the combined company that could be used for profitable, income-earning activities in the future.

Holdings will incur significant transaction and merger-related costs in connection with the mergers.

Cambium and Voyager will incur legal, accounting and other transaction fees and other costs related to the mergers, anticipated to equal an aggregate of between $17 million and $19 million. All but approximately $5.5 million of these costs are payable regardless of whether the mergers are completed. Moreover, under specified circumstances, Cambium or Voyager may be required to pay termination fees or to reimburse expenses in connection with the termination of the merger agreement. See “THE MERGER AGREEMENT — Termination and Termination Fees.” Additional unanticipated costs may be incurred in the integration of the businesses of Cambium and Voyager.

Although the parties expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset these transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

Holdings’ sales and profitability will depend on its ability to continue to develop new products and services that appeal to customers and end users and respond to changing customer preferences.

Both Voyager and Cambium operate in markets that are characterized by continuous and rapid change, including product introductions and enhancements, changes in customer demands and evolving industry standards. In a period of rapid change, the technological and curriculum life cycles of Cambium’s and Voyager’s products are difficult to estimate. The demand for some of the more “mature” products and services of both Cambium and Voyager has begun to migrate to other, newer products and services. As a result, Holdings will need to continuously reassess its product and service offerings. Holdings could make investments in new products and services that may not be profitable, or whose profitability may be significantly lower than Cambium or Voyager have experienced historically. If it is unable to anticipate trends and develop new products or services responding to changing customer preferences, Holdings’ revenues and profitability could be adversely affected. Holdings’ business could be harmed if it is unable to develop new products and invest in existing products in an appropriate balance to keep the combined company competitive in the marketplace.

Holdings’ business is anticipated to be seasonal and its operating results are anticipated to fluctuate seasonally.

Holdings’ business is likely to be subject to seasonal fluctuations. Historically, revenue and income from operations for Cambium and Voyager have been higher during the second and third calendar quarters. In addition, the quarterly results of operations of Cambium and Voyager have fluctuated in the past, and Holdings’ quarterly results of operations can be expected to continue to fluctuate in the future, as a result of many factors, including:

•	general economic trends;

•	state and local budgets for education;

•	the traditional cyclical nature of educational material sales;

•	school, library and consumer purchasing decisions;

•	unpredictable funding of schools and libraries by federal, state and local governments;

•	consumer preferences and spending trends;

•	the need to increase inventories in advance of the primary selling season; and

•	the timing of introductions of new products and services.

If Holdings is unable to compete effectively, Holdings may be unable to successfully attract and retain customers and its profitability could be materially harmed.

The market for Cambium and Voyager products and services is highly competitive and is characterized by frequent product developments and enhancements of existing products. Holdings does not assure you that products or services introduced by others will not be harmful to the combined company and its business.

Many companies, both privately and publicly owned, develop products and services similar to the combined company’s products. These competitors include both basal suppliers, such as Houghton Mifflin/Harcourt (Riverdeep), Scott Foresman (Pearson), and McGraw-Hill, which offer, often as part of their core reading programs, intervention products, and supplemental suppliers, such as Scientific Learning Corporation and Scholastic Corporation. Several of the combined company’s competitors have substantially greater financial, research and development, manufacturing and marketing resources than the combined company as well as greater name recognition and larger customer bases. Accordingly, the combined company’s competitors may be able to respond more quickly to new technologies and changes in customer requirements, have more favorable access to suppliers and devote greater resources to the development and sale of their products and services. These competitors may be successful in developing products and services that are more effective or less costly than any products or services that the combined company may provide currently or may develop in the future. Any incursions by competitors could materially and adversely affect the combined company’s ability to attract and retain customers and thus may materially harm its business.

Holdings’ intellectual property protection may be inadequate, which may allow others to use its technologies and thereby reduce its ability to compete.

The technology underlying Holdings’ services and products may be vulnerable to attack by its competitors. Holdings will rely on a combination of trademark, copyright and trade secret laws, employee and third party nondisclosure agreements and other contracts to establish and protect its technology and other intellectual property rights. The steps that Cambium and Voyager have taken prior to the mergers, and that Holdings will take after the mergers, in order to protect their proprietary technology may not be adequate to prevent misappropriation of their technology or to prevent third parties from developing similar technology independently.

Technology content licensed from third parties may not continue to be available.

Cambium and Voyager license from third parties technology content upon which they rely to deliver products and services to customers. This technology may not continue to be available to Holdings on commercially reasonable terms or at all. Moreover, Holdings may face claims from persons who claim that Holdings’ licensed technologies infringe upon or violate those persons’ proprietary rights. These types of claims, regardless of the outcome, may be costly to defend and may divert management’s efforts and resources.

Holdings’ products could infringe on the intellectual property of others, which may cause it to engage in costly litigation and to pay substantial damages or restrict or prohibit Holdings from selling its products.

Third parties may assert infringement or other intellectual property claims against Holdings based on their intellectual property rights. If any of these claims are successful, Holdings may be required to pay substantial damages, possibly including treble damages, for past infringement on the part of Cambium or Voyager. Holdings also may be prohibited from selling its products or providing certain content without first obtaining a license from the third party, which, if available at all, may require Holdings to pay additional fees or royalties to the third party. Even if infringement claims against Holdings are without merit, defending a lawsuit takes significant time, is often expensive and may divert management attention away from other business concerns.

Holdings’ success will depend in part on its ability to attract and retain key personnel.

Holdings’ success depends in part on its ability to attract and retain highly qualified executives and management, as well as creative and technical personnel. Members of Holdings’ senior management team have substantial industry experience that is critical to the execution of Holdings’ business plan. If they or other key employees were to leave the combined company, and Holdings were unable to find qualified and affordable replacements for these individuals, Holdings’ business could be harmed materially.

Holdings’ customer contracts are not likely to insulate Holdings from potential reductions in revenues.

Cambium and Voyager provide products and services to several governmental agencies, school districts and educational facilities under contractual arrangements that, in most cases, are terminable at-will. The combined company may have no recourse in the event of a customer’s cancellation of a contract that is terminable at-will. In addition, contracts awarded pursuant to a procurement process are subject to challenge by competitors and other parties during and after that process. The termination or successful challenge of significant contracts could materially and adversely affect Holdings’ business, financial condition, results of operations and liquidity.

Increases in operating costs and expenses, many of which are beyond Holdings’ control, could materially and adversely affect Holdings’ operating performance.

Holdings must control its employee compensation expenses and its printing, paper and distribution (such as postage, shipping and fuel) costs in order to be profitable. Holdings’ ability to control compensation expenses is limited by its need to offer its employees competitive salaries and benefit packages in order to attract and retain the quality of employees required to grow and expand its business. Holdings’ ability to control compensation expenses is also limited by general economic factors, including those affecting costs of health insurance, as well as by trends specific to the employee skills that Holdings requires.

Paper prices fluctuate based on worldwide demand and supply for paper, in general, as well as for the specific types of paper used by Holdings. If there is a significant disruption in the supply of paper or a significant increase in paper costs, which would generally be beyond the control of Holdings, or if Holdings’ strategies to manage these costs are ineffective, Holdings’ results of operations could be materially and adversely affected.

Acquisitions, if completed, could adversely affect Holdings’ operations.

Holdings may seek potential acquisitions of products, technologies and businesses in the education industry that could complement or expand Cambium’s and Voyager’s current product and service offerings and businesses. In the event that Holdings identifies appropriate acquisition candidates, Holdings may not be able to successfully negotiate, finance or integrate the acquired products, technologies or businesses. Furthermore, such an acquisition could cause a diversion of management’s time and resources. Any particular acquisition, when completed, may materially and adversely affect Holdings’ business, results of operations, financial condition or liquidity.

The failure to manage growth properly could have a material adverse effect upon Holdings’ business, results of operations, financial condition or liquidity.

The educational products industry is a fragmented industry. If this industry becomes more concentrated over time, it will be important for Holdings to grow and to manage its growth effectively. Holdings’ ability to manage its growth, if any, will require it to expand its management team and assure that its systems and controls are designed to support this growth. Any measurable growth in business will result in additional demands on customer support, sales, marketing, administrative and technical resources, and upon Holdings’ systems and controls. Holdings may not be able to successfully address these additional demands, and Holdings’ operating and financial control systems may not be adequate to support its future operations and anticipated growth.

Holdings will use the Internet extensively, and federal or state governments may adopt laws or regulations that could expose it to substantial liability and/or taxation in connection with these activities.

As a result of increasing usage of the Internet, federal and state governments may adopt laws or regulations regarding commercial online services, the Internet, user privacy, intellectual property rights, content and taxation of online communications. Laws and regulations directly applicable to online commerce or

Internet communications are becoming more prevalent and could expose Holdings to substantial liability. Furthermore, various proposals at the federal, state and local levels could impose additional taxes on Internet sales. These laws, regulations and proposals could decrease Internet commerce and other Internet uses and adversely affect the success of the combined company’s online products and business.

Holdings could experience system failures, software errors or capacity constraints, any of which would cause interruptions in the delivery of electronic content to customers and ultimately may cause Holdings to lose customers.

Any significant delays, disruptions or failures in the systems, or errors in the software, that Holdings will use for the technology-based component of its products, as well as for internal operations, could harm its business materially. Voyager and Cambium have occasionally suffered computer and telecommunication outages or related problems in the past. The growth of Holdings’ customer base, as well as the number of websites it may provide, could strain its systems in the future and will likely magnify the consequences of any computer and telecommunications problems that Holdings may experience.

Many of the systems that Holdings will use to deliver its services to customers are located in multiple facilities across several states. However, destruction or disruption at a single site can cause a system-wide failure. Although Holdings will maintain property insurance on these premises, claims for any system failure could exceed its coverage. In addition, its products could be affected by failures associated with third party hosting providers or by failures of third party technology used in its products, and Holdings may have no control over remedying these failures.

Any failures or problems with its systems or software could force Holdings to incur significant costs to remedy the failure or problem, decrease customer demand for its products, tarnish its reputation and harm its business materially.

Holdings’ systems will face security risks and Holdings needs to ensure the privacy of its customers.

Holdings’ systems and websites may be vulnerable to unauthorized access by hackers, computer viruses and other disruptive problems. Any security breaches or problems could lead to misappropriation of its customers’ information, its websites, its intellectual property and other rights, as well as disruption in the use of its systems and websites. Any security breach related to Holdings’ websites could tarnish its reputation and expose the combined company to damages and litigation. Holdings also may incur significant costs to maintain its security precautions or to correct problems caused by security breaches. Furthermore, to maintain these security measures, Holdings may be required to monitor its customers’ access to its websites, which may cause disruption to customers’ use of Holdings’ systems and websites. These disruptions and interruptions could harm Holdings’ business materially.

Holdings may be adversely affected either by a determination to combine Voyager’s and Cambium’s distribution centers into a single facility or by a determination to operate two separate distribution centers.

At present, Voyager and Cambium each operate a separate warehouse, one in Dallas, Texas and one in Frederick, Colorado, to store and distribute the majority of their printed materials. It is anticipated that, initially, Holdings will continue to maintain the two separate facilities until it has determined the best way to optimize operations. After that review has been completed, Holdings may decide to continue to operate two separate facilities, in which case the combined company may incur duplicative costs. Alternatively, if Holdings decides to consolidate into a single warehouse and if that warehouse were damaged or destroyed, Holdings would likely experience significant delays in responding to customer requests. Customers often purchase materials very close to the beginning of the school year, and any delivery delays could cause Holdings’ customers to turn to competitors for products that they need immediately. Although Holdings believes that it will maintain adequate property insurance on its distribution center or centers, the loss of customers could have a long-term, detrimental impact on its reputation and business.

The complexity of Holdings’ distribution operations may subject them to technological risk.

Cambium’s and Voyager’s distribution centers are highly automated, which means that their operations are complicated and may be subject to a number of risks related to computer viruses, the proper operation of software and hardware, electronic or power interruptions and other system failures. Risks associated with upgrading or expanding these centers may significantly disrupt or increase the cost of operating these centers.

Holdings’ business may not grow as anticipated if it is not able to maintain and enhance its brands.

Holdings believes that maintaining and enhancing its brands is important to attracting and retaining customers. Its success in growing brand awareness will depend in part on its ability to continually provide high quality programs and solutions that enhance the learning process. Competitors may offer goods and services similar to those offered by the combined company, which may diminish the value of its brand. In addition, some of Holdings’ brand names are new, or have changed or may be changed, and Holdings may not successfully maintain and grow its brand equity.

Failure to efficiently manage its direct marketing initiatives could negatively affect Holdings’ business.

Holdings will use various direct marketing strategies to market its products, including direct mailings, catalogs, online marketing and telemarketing. In each case, Holdings will rely on its customer list, which is a database containing information about its current and prospective customers. Holdings will use this database to develop and implement its direct marketing campaigns. Managing the frequency of its direct marketing campaigns and delivering appropriately tailored products in these campaigns is crucial to maintaining and increasing Holdings’ customer base and achieving adequate results from its direct marketing efforts. Holdings also faces the risk of unauthorized access to its customer database or the corruption of its database as a result of technology failure or otherwise. Enhancing and refreshing the database, maintaining the ability to use the information available from the database, and properly using the available information will be vital to the success of Holdings’ business, and its failure to do so could lead to decreased sales and could materially and adversely affect its results of operations, financial condition and liquidity.

Both Cambium and Voyager have been subjected to material accounting irregularities in recent years, which could result in enhanced regulatory scrutiny in the future and could undermine the confidence that some investors may have in the integrity of Holdings’ financial statements.

During 2008, Cambium discovered certain irregularities relating to the control and use of cash and certain other general ledger items which revealed a substantial misappropriation of assets spanning fiscal 2004 through fiscal 2008. These irregularities were perpetrated by a former employee, resulting in embezzlement losses, before the effect of income taxes, amounting to $14.0 million. See “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR CAMBIUM — Embezzlement Loss” on page 205. In early 2006, Voyager (then known as ProQuest Company) announced that it had identified potential material irregularities in its accounting that were to be investigated by Voyager’s audit committee, with the assistance of outside experts. In July 2006, Voyager announced that its audit committee had completed its investigation and issued a statement that detailed the key findings, including that the evidence indicated that a single individual was responsible for the misstatements. After completion of that investigation, Voyager restated certain of its previously filed financial statements. See Note 18 of the Notes to Voyager’s Year-End Consolidated Financial Statements included elsewhere in this proxy statement/prospectus. The fact that both Cambium and Voyager have experienced material accounting irregularities within the past six years could result in enhanced regulatory scrutiny and could impair the confidence of investors and potential acquirers in the integrity of Holdings’ financial statements.

THE SPECIAL MEETING OF VOYAGER STOCKHOLDERS

General Description

Voyager is furnishing this proxy statement/prospectus to Voyager stockholders in connection with the solicitation of proxies by the Voyager board of directors for use at the Voyager special meeting, including any adjournment or postponement of the Voyager special meeting.

Date, Time and Place of the Voyager Special Meeting

Voyager will hold the Voyager special meeting on [          ], 2009, promptly at 8:00 a.m., local time, at Voyager’s corporate headquarters, 1800 Valley View Lane, Suite 400, Dallas, Texas 75234.

Purpose of the Voyager Special Meeting

At the Voyager special meeting, including any adjournment or postponement of the special meeting, Voyager stockholders will be asked to consider and vote upon the following proposals:

•	the adoption of the merger agreement; and

•	the adjournment of the Voyager special meeting, if necessary, to allow time for further solicitation of proxies if there are insufficient votes present at the meeting, in person or by proxy, to adopt the merger agreement.

The Voyager stockholders must approve the adoption of the merger agreement for the mergers to occur. If the Voyager stockholders fail to approve the adoption of the merger agreement, the mergers will not occur. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus. Voyager stockholders are encouraged to read the merger agreement in its entirety.

The matters to be considered at the Voyager special meeting are important to Voyager stockholders. Accordingly, Voyager stockholders are urged to read and carefully consider the information presented in this proxy statement/prospectus and to complete, date, sign and promptly return the enclosed proxy card in the enclosed pre-addressed, postage-paid envelope or to follow the instructions described in the enclosed proxy card or in other materials that have been provided to you regarding voting by telephone or over the Internet.

Recommendation of the Voyager Board of Directors

After careful consideration, the Voyager board of directors has determined that the mergers, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Voyager and its stockholders, and has unanimously approved the merger agreement and the transactions contemplated thereby. The Voyager board of directors unanimously recommends that the Voyager stockholders vote “FOR” the proposal to adopt the merger agreement and “FOR” the proposal to adjourn the meeting if necessary to solicit additional proxies.

In considering this recommendation, Voyager stockholders should be aware that some Voyager directors and officers have interests in the mergers that are different from, or in addition to, those of Voyager stockholders generally. See “THE MERGER — Interests of Voyager’s Directors and Officers in the Mergers” on page 74.

If your submitted proxy card is signed, but does not specify how you want to vote your shares, your shares will be voted “FOR” the proposal to adopt the merger agreement and “FOR” the proposal to adjourn the meeting if necessary to solicit additional proxies.

Admission to the Voyager Special Meeting

Voyager stockholders as of the close of business on [          ], 2009, the Voyager record date, and other persons holding valid proxies for the Voyager special meeting are entitled to attend the Voyager special meeting. Voyager stockholders and their proxies should be prepared to present valid government-issued photo identification at the Voyager special meeting. Voyager stockholders who are not record holders but hold shares through a bank, broker or other nominee (i.e., in “street name”) should also be prepared to provide proof of beneficial ownership as of the record date for the Voyager special meeting, such as their most recent account statement prior to [          ], 2009, or another similar evidence of ownership. Anyone who does not upon request provide valid government-issued photo identification or comply with the other procedures outlined above may not be admitted to the Voyager special meeting.

Record Date and Stockholders Entitled to Vote

Record Holders

Record holders of Voyager common stock at the close of business on [          ], 2009, the Voyager record date, may vote at the Voyager special meeting. On the Voyager record date, Voyager had [          ] outstanding shares of common stock, which were held by approximately [          ] record holders.

Registered Stockholders

If your shares are registered directly in your name with Voyager’s transfer agent, Computershare Investor Services, which we refer to as Computershare, you are considered, with respect to those shares, the stockholder of record, and this proxy statement/prospectus is being sent to you by Voyager. As a stockholder of record, you have the right to grant your voting proxy directly to Voyager or to vote in person at the Voyager special meeting.

“Street Name” Stockholders

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name.” These proxy materials are being forwarded to you by your bank, broker or other nominee, who is considered, with respect to those shares, the record holder. As a beneficial owner of shares, you have the right to direct your bank, broker or other nominee how to vote the shares, and you are also invited to attend the Voyager special meeting. Your bank, broker or other nominee has enclosed a voting instruction card for you to use. Since you are not the record holder, you may not vote these shares in person at the Voyager special meeting unless you follow your bank’s, broker’s or other nominee’s procedures for obtaining a legal proxy.

A complete list of the stockholders entitled to vote at the Voyager special meeting will be available for examination by any stockholder for any purpose relevant to the Voyager special meeting, during ordinary business hours for a period of at least 10 days prior to the Voyager special meeting, at the offices of Voyager, located at 1800 Valley View Lane, Suite 400, Dallas, Texas 75234. This list will also be available for examination at the Voyager special meeting.

How You Can Vote

You can only vote your shares if you are either represented by a proxy or eligible to vote your shares in person at the Voyager special meeting. You may vote by proxy in any of the following ways:

•	on the Internet, as described on the proxy card;

•	by telephone, as described on the proxy card; or

•	by mail, by completing and returning the enclosed proxy card.

If you return a properly signed proxy card, the proxies named on the card will vote your shares as you direct.

If you hold shares through a bank, broker or other nominee, please provide your voting instructions by Internet, telephone or mail in accordance with the instructions contained on your voting instruction card.

Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, stockholders who hold shares in more than one brokerage account may receive a separate voting instruction card for each brokerage account in which shares are held. Stockholders of record whose shares are registered in more than one name will receive more than one proxy card. Therefore, the Voyager board of directors urges Voyager stockholders to complete, sign, date and return each proxy card and voting instruction card they receive for the Voyager special meeting.

Adjournment and Postponement

Voyager’s bylaws provide that, in the absence of a quorum, any meeting of the stockholders may be adjourned from time to time by the vote of a majority of the shares represented at the meeting. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting at which a quorum is present or represented, Voyager may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned Voyager special meeting, a notice of the adjourned Voyager special meeting will be given to each stockholder of record entitled to vote at the Voyager special meeting.

Required Quorum, Vote, Abstentions and Broker Non-Votes

The transaction of business at the Voyager special meeting requires a quorum, which will be established by the presence in person or by proxy of the holders of a majority of the outstanding shares of Voyager common stock entitled to vote at the Voyager special meeting. The affirmative vote by the holders of record of a majority of the outstanding shares of Voyager common stock is required to adopt the merger agreement. The affirmative vote of holders of a majority of the shares of Voyager common stock present and entitled to vote is required to approve the proposal to adjourn the meeting to allow time for further solicitation of proxies if there are insufficient votes present at the meeting, in person or by proxy, to adopt the merger agreement. On the Voyager record date, [          ] shares of Voyager common stock were outstanding and entitled to vote at the Voyager special meeting.

In determining whether the adoption of the merger agreement has received the requisite number of affirmative votes, abstentions and broker non-votes will have the same effect as a vote AGAINST the merger agreement. Abstentions will count as shares present and entitled to vote on the proposal to adjourn the meeting. Broker non-votes, however, will not count as shares entitled to vote on the proposal to adjourn the meeting. As a result, abstentions will have the same effect as a vote against the proposal to adjourn the meeting and broker non-votes will have no effect on the vote to adjourn the special meeting.

Votes cast by proxy or in person at the Voyager special meeting will be counted by the person appointed by Voyager to act as inspector of elections for the meeting. The inspector of elections will treat broker non-votes as shares that are present and entitled to vote for purposes of determining the presence of a quorum. However, for purposes of determining the outcome of any matter as to which the broker has indicated in writing on the proxy card that it does not have discretionary authority to vote, the shares represented by that proxy will be treated as not present and not entitled to vote with respect to that matter (even though those shares may be entitled to vote on other matters).

Voting by Voyager Directors and Executive Officers

As of the Voyager record date, Voyager’s directors and executive officers, as a group, beneficially owned and were entitled to vote [          ] shares of Voyager common stock, or [     ]% of the total outstanding shares of Voyager common stock. Voyager’s directors and executive officers have advised us that they intend to vote in favor of the merger agreement.

In connection with the execution of the merger agreement, some Voyager stockholders entered into voting and support agreements with Holdings pursuant to which, among other things, each of these stockholders has agreed to vote all of the stockholder’s shares of Voyager common stock in favor of the adoption of the merger agreement. On the date the merger agreement was signed, these stockholders beneficially owned and were entitled to vote 6,121,497 shares of Voyager common stock, in the aggregate, which represented the power to vote 20.5% of the outstanding shares of Voyager common stock on the date the merger agreement was signed. As of the Voyager record date, these stockholders beneficially owned [          ] shares of Voyager common stock, in the aggregate, which represent the power to vote [     ]% of the outstanding shares of Voyager common stock at the special meeting. These shares include [          ] shares beneficially owned by Voyager’s directors and executive officers.

Revoking Your Proxy

You can change your vote or revoke your proxy at any time before the final vote at the Voyager special meeting. To do so, if you are the record holder, you may:

•	send a written, dated notice to the Secretary of Voyager at Voyager’s principal executive offices stating that you are revoking your proxy;

•	complete, date and submit a new later-dated proxy card;

•	vote at a later date by telephone or by using the Internet; or

•	vote in person at the Voyager special meeting. However, your attendance alone will not revoke your proxy.

Written notices of revocation to the Secretary of Voyager should be addressed to:

Todd W. Buchardt, Corporate Secretary
Voyager Learning Company
1800 Valley View Lane, Suite 400
Dallas, Texas 75234

If you hold shares through a bank, broker or other nominee, you must contact your bank, broker or other nominee for information on how to revoke your proxy or change your vote. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

Any Voyager stockholder who has a question about the mergers, the adoption of the merger agreement or the transactions contemplated by the merger agreement, or how to vote or revoke a proxy, or who wishes to obtain additional copies of this proxy statement/prospectus, should contact:

Shannan Overbeck
Voyager Learning Company
Public and Investor Relations
1800 Valley View Lane, Suite 400
Dallas, TX 75234
Telephone: 214-932-9476
Email: soverbeck@voyagerlearning.com

Please do not send in your stock certificates with your proxy card. If the transaction is completed, a separate letter of transmittal will be mailed to you if you are a stockholder of record that will enable you to receive the merger consideration in exchange for your Voyager stock certificates.

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers, banks or other nominees) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as householding, potentially means extra convenience for stockholders and cost savings for companies.

A number of brokers with account holders who are Voyager stockholders will be householding Voyager’s proxy materials. A single proxy statement/prospectus will be delivered to multiple Voyager stockholders sharing an address unless contrary instructions have been received from the affected stockholders. If you are a Voyager stockholder, once you have received notice from your broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If you no longer wish to participate in householding and would prefer to receive a separate proxy statement/prospectus, please notify Voyager. Direct your written request to the attention of Shannan Overbeck at the address, telephone number or e-mail address noted above. Voyager stockholders who receive multiple copies of this proxy statement/prospectus at their addresses and would like to request householding of their communications should contact their respective brokers or Voyager at the address set forth above.

Other Matters

Other than the proposals described in this proxy statement/prospectus, the Voyager board of directors knows of no other matters to be acted upon at the Voyager special meeting. If any other matters should be duly presented at the Voyager special meeting upon which a vote properly may be taken, shares represented by all proxies received by Voyager will be voted with respect thereto in accordance with the judgment of the persons named as representatives in the proxies.

Solicitation of Proxies and Expenses

The entire cost of soliciting proxies in connection with the Voyager special meeting will be paid by Voyager. If the Voyager merger is completed, that cost will be paid by Voyager to the extent that Voyager has excess cash to pay its transaction expenses, and may be paid by Holdings to the extent that Voyager does not have enough excess cash to pay its and Cambium’s transaction expenses. The directors, officers, employees and agents of Voyager may solicit proxies from Voyager stockholders by telephone, Internet, facsimile transmission, in person or by mail. Some of these individuals may have interests in the mergers that are different from, or in addition to, the interests of Voyager stockholders generally. See “THE MERGER — Interests of Voyager’s Directors and Officers in the Mergers” on page 94. Brokerage houses and other custodians, nominees and fiduciaries will be requested to forward soliciting materials to the beneficial owners of shares held of record by these persons, and Voyager will reimburse them for their reasonable out-of-pocket expenses incurred in sending proxy materials to beneficial owners. Voyager may use several of its regular employees, who will not be specially compensated, to solicit proxies from Voyager stockholders, either in person or by telephone, Internet, facsimile or mail. For further information regarding the payment of transaction expenses upon completion of the mergers, see “THE MERGER AGREEMENT — Termination and Termination Fees.”

THE MERGERS

The following is a description of the material aspects of the proposed mergers and related transactions. The following description may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus, including the section entitled “RISK FACTORS” on page 31, and the other documents we refer to in this proxy statement/prospectus for a more complete understanding of the mergers and related transactions and the material risks related to the mergers.

General Description of the Mergers

As discussed more fully elsewhere in this proxy statement/prospectus, Cambium and Voyager have entered into a merger agreement that provides that they will combine their businesses through a series of mergers under a single holding company, Holdings. The net effect of the mergers will be that Cambium and Voyager will become wholly owned subsidiaries of Holdings, and the respective subsidiaries of Cambium and Voyager will become indirect, wholly owned subsidiaries of Holdings.

In connection with the mergers, each share of Cambium common stock will be converted into the right to receive 0.8448961 of a share of Holdings common stock and a prorated portion of the Holdings Warrant. Each share of Voyager common stock will be converted into the right to receive:

•	at the holder’s election, either:

•	one share of Holdings common stock, or

•	$6.50 in cash, subject to proration rules referred to below; plus, regardless of the election made,

•	an amount in cash equal to the amount of specified tax refunds received by Voyager prior to the closing of the mergers (as reduced by the amount of the Voyager tax refunds contractually required to be placed in escrow at closing), divided by the total number of shares of Voyager common stock outstanding immediately prior to the effective time of the mergers; plus

•	a CVR, which represents the right to receive cash in an amount equal to the aggregate amount of specified tax refunds received after the closing of the mergers and various other amounts deposited in escrow on or after the closing date, as reduced by any payments to be made under the escrow agreement with respect to agreed contingencies, a working capital adjustment and Stockholders’ Representative expenses, divided by the total number of shares of Voyager common stock outstanding immediately prior to the effective time of the mergers.

The amount of cash available to satisfy cash elections by Voyager stockholders will be determined by an agreed formula that is dependent on, among other things, the cash generated by Voyager prior to closing, but the amount of cash available for cash elections is limited to a maximum of $67.5 million in the aggregate. If the amount of cash available for the cash elections is insufficient to accommodate all of the aggregate cash elections made by the Voyager stockholders, then the stockholders electing to exchange shares for cash will be subject to a pro rata reduction in accordance with agreed procedures set forth in the merger agreement and described in this proxy statement/prospectus. The shares of Voyager common stock that are subject to this pro rata reduction and therefore are not exchanged for cash will be exchanged for shares of Holdings common stock. There is no comparable limit on the extent to which Holdings will honor stock elections. Thus, if a Voyager stockholder elects to receive Holdings stock in exchange for all of the stockholder’s shares of Voyager common stock, that stockholder will not be subject to proration pursuant to the merger agreement and will receive only Holdings common stock.

Neither the amount of the tax refund distribution nor the maximum value of the CVR can be determined at this time. However, the total amount payable in respect of these two forms of consideration on a combined basis is not expected to be less than $0.52 per share or greater than $0.89 per share and may be substantially less than $0.89 per share, depending on various factors specified in the merger agreement.

The merger agreement is described in greater detail under “THE MERGER AGREEMENT” on page 109, and a copy of the merger agreement is attached as Annex A to this proxy statement/prospectus.

Cambium and Voyager stockholders who receive Holdings common stock in the mergers will become Holdings stockholders and their rights as stockholders will be governed by the certificate of incorporation and bylaws of Holdings (copies of which are attached as Annex C and Annex D, respectively, to this proxy statement/prospectus), Delaware law and a stockholders agreement to be entered into at the closing of the mergers (a copy of which is attached as Annex L to this proxy statement/prospectus). The rights of holders of Holdings common stock will be different in certain respects from the rights of holders of Cambium common stock and holders of Voyager common stock. The rights pertaining to Holdings’ common stock and Holdings’ certificate of incorporation and bylaws are described under “DESCRIPTION OF HOLDINGS’ CAPITAL STOCK” on page 186. For information regarding the material differences between the rights of holders of Voyager common stock prior to the mergers and the rights of holders of Holdings common stock after the mergers, see “COMPARISON OF STOCKHOLDER RIGHTS” on page 191.

Diagrams

We have set forth below a series of diagrams designed to depict several steps that will be taken in connection with the mergers.

Overall Structure of the Mergers

The first set of diagrams reflects the overall structure of the merger agreement:

• In step 1A, an investor associated with VSS formed Holdings.

• In step 1B, Holdings formed two wholly owned subsidiaries, Voyager merger sub and Cambium merger sub.

• In step 1C, a step that will be taken after all conditions to closing have been satisfied or waived, Voyager merger sub will merge with and into Voyager and Cambium merger sub will merge with and into Cambium. As a result of step 1C, Voyager and Cambium will each become wholly owned subsidiaries of Holdings upon completion of these mergers.

• In step 1D, upon completion of the mergers:

• Holdings will issue common stock and the Holdings Warrant to VSS-Cambium Holdings III, LLC, which will become the sole stockholder of Cambium pursuant to the transactions described below under “— Repositioning the Owner of Cambium,” in exchange for all of the outstanding capital stock of Cambium; and

• Holdings will issue common stock and/or cash, as elected, additional cash and a CVR to the stockholders of Voyager in exchange for all of the outstanding capital stock of Voyager.

• Step 1E reflects the ownership structure of Holdings following the completion of the mergers (excluding any subsidiaries of Cambium or Voyager).

Overall Structure Diagrams

Step 1A

Step 1B

Step 1C

Step 1D

Step 1E

Repositioning the Owner of Cambium

In 2007, Cambium Learning, Inc., which we refer to as Cambium Learning, and which is to be distinguished from Cambium Learning Group, Inc., which we refer to as “Holdings,” was acquired in a leveraged buy-out transaction by, and became a subsidiary of, VSS-Cambium Holdings, LLC. As described elsewhere in this proxy statement/prospectus, Cambium Learning is a party to senior secured and senior unsecured credit agreements entered into in connection with the leveraged buy-out transaction. These credit agreements contain specified restrictions on Cambium Learning’s operations, including its ability to participate in merger transactions similar to the mergers. In order for Cambium Learning to be able to participate in the mergers without violating the credit agreements’ restrictions and without the need to seek a waiver or consent from its lenders, it became necessary to reposition Cambium Learning and its immediate parent entity. Generally, the credit agreements’ restrictions do not apply to the equity owners of VSS-Cambium Holdings, LLC; thus, by interposing additional holding companies as direct or indirect equity owners of VSS-Cambium Holdings, LLC, and having those holding companies act as the direct participants in the mergers, the credit agreements were not affected. However, the credit agreements do prohibit various changes in the ownership of VSS-Cambium Holdings, LLC and Cambium Learning through customary change in control restrictions. In summary, the change in control restrictions require the original owners of VSS-Cambium Holdings, LLC to continue to own at least 35% of its outstanding equity and control a majority of its board of managers. The original owners of VSS-Cambium Holdings, LLC will continue to own a majority of the outstanding equity and control the board of directors of VSS-Cambium Holdings, LLC upon completion of the mergers.

During the course of the merger transaction process, counsel for Holdings and Cambium Learning periodically consulted with counsel to the administrative agents under both credit agreements, and representatives of Cambium periodically consulted with representatives of the agents, and in each case, obtained their verbal concurrence that the completion of the mergers, as structured, and Cambium Learning, as re-positioned, did not violate the credit agreements’ restrictions or require a waiver or consent from the agents or lenders.

This repositioning also resulted in the creation of VSS-Cambium Holdings III, LLC, the vehicle through which VSS will own equity in and control Holdings after the mergers, and through which VSS owns equity in and controls Cambium and its subsidiaries prior to the mergers. Prior to the mergers, VSS-Cambium

Holdings III, LLC is the sole stockholder of Cambium, and, as such and as a result of negotiations with Voyager, entered into the Cambium voting and support agreement with Voyager pursuant to which it agreed to vote all of its shares of Cambium common stock in favor of the mergers. After the mergers, VSS-Cambium Holdings III, LLC will be the majority stockholder of Holdings, and since VSS-Cambium Holdings III, LLC is managed by VSS, VSS will thereby control Holdings. This pre- and post-merger ownership and control of Cambium and its subsidiaries is intended to comply with the change in control restrictions under Cambium’s credit agreements. In addition, the requisite lenders have, pursuant to the amendments, ratified and approved the mergers and the related transactions. See “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR CAMBIUM — Liquidity and Capital Resources — Long-Term Debt” on page 229.

In connection with the execution of the merger agreement, the steps described below will occur in sequence to implement the re-positioning. The sequencing is dictated by the organizational documents of each of the entities and the credit agreements.

• In step 2A, VSS-Cambium Holdings, LLC contributed the capital stock of Cambium Learning to VSS-Cambium Holdings, IV, LLC, a newly formed, wholly owned subsidiary of VSS-Cambium Holdings, LLC; concurrently, VSS-Cambium Holdings IV, LLC assumed the obligations of VSS-Cambium Holdings, LLC under Cambium Learning’s senior secured and senior unsecured credit agreements.

• In step 2B, VSS formed a wholly owned subsidiary, VSS-Cambium Holdings III, LLC, which in turn formed two wholly owned subsidiaries, VSS-Cambium Holdings III Acquisition, LLC and VSS-Cambium Holdings II Corp.

• In step 2C, VSS-Cambium Holdings III, LLC entered into an agreement providing for VSS-Cambium Holdings, LLC to merge into VSS-Cambium Holdings III Acquisition, LLC, with VSS-Cambium Holdings, LLC being the surviving entity; upon completion of that merger, VSS-Cambium Holdings III, LLC will own, directly or indirectly, 100% of VSS-Cambium Holdings, LLC, VSS-Cambium Holdings IV, LLC, Cambium Learning and its subsidiaries, and VSS-Cambium Holdings II Corp.

• In step 2D, VSS-Cambium Holdings III, LLC entered into a contribution agreement pursuant to which it has agreed to transfer its interests in VSS-Cambium Holdings, LLC (acquired upon completion of the merger described in step 2C) to VSS-Cambium Holdings II Corp., which will, upon completion of this contribution, own, directly or indirectly, 100% of VSS-Cambium Holdings, LLC, VSS-Cambium Holdings IV, LLC, and Cambium Learning and its subsidiaries, as illustrated in step 2E. The merger described in step 2C and the contribution described in section 2D must take place prior to the effective time.

• Step 2E reflects the ownership structure of VSS-Cambium Holdings II Corp. immediately prior to the completion of the mergers.

We have set forth below diagrams outlining these steps. For purposes of this proxy statement/prospectus, we have utilized the term “Cambium” to refer to VSS-Cambium Holdings, LLC before steps 2A, 2B, 2C and 2D are taken and VSS-Cambium Holdings II Corp. after these steps are taken. VSS-Cambium Holdings II Corp. will become a direct, wholly owned subsidiary of Holdings upon completion of the mergers.

Repositioning Diagrams

Step 2A

Step 2B

Step 2C

Step 2D

Step 2E

Transfer of Voyager’s Subsidiaries

The merger agreement contemplates that Voyager’s subsidiaries will be repositioned through the following steps:

• In step 3A, immediately prior to the completion of the mergers, Voyager’s operating company, Voyager Expanded Learning, Inc., will contribute its Learning A-Z and ExploreLearning business units to a newly formed, wholly owned subsidiary named LAZEL, Inc.

• In step 3B, also immediately prior to the completion of the mergers, Voyager Expanded Learning, Inc. will transfer all of the capital stock of LAZEL, Inc. to Voyager.

• Step 3C reflects the ownership structure of Voyager’s subsidiaries immediately following the contribution of LAZEL, Inc.’s common stock to Voyager.

• In step 3D, contemporaneously with the completion of the mergers, VSS-Cambium Holdings IV, LLC, a wholly owned subsidiary of VSS-Cambium Holdings, LLC, will contribute to Cambium Learning approximately $60 million to $65 million of membership interests in VSS-Cambium Holdings IV, LLC.

• In step 3E, Cambium Learning will buy 100% of the outstanding capital stock of Voyager Expanded Learning, Inc., in exchange for $75 million, consisting of approximately $10 million to $15 million of cash and the balance in membership interests of VSS-Cambium Holdings IV, LLC.

• Step 3F reflects the ownership structure of Holdings following the purchase by Cambium Learning of Voyager Expanded Learning, Inc.

• Step 3G reflects the LAZEL, Inc. dropdown, as required by the amendments to the credit agreements.

We have set forth below diagrams outlining these steps. Upon completion of these steps, Voyager Expanded Learning, Inc. and LAZEL, Inc. each will be a wholly owned subsidiary of Cambium Learning and Voyager will not have any subsidiaries.

Subsidiary Diagrams

Step 3A

Step 3B

Step 3C

Step 3D

Step 3E

Step 3F

Step 3G

Background of the Mergers

As early as 2004, when Voyager Expanded Learning, Inc., which we refer to as VEL, was engaged in a process that ultimately resulted in VEL’s acquisition by Voyager (then known as ProQuest Company), Cambium Learning had expressed an interest in combining with VEL at that time. Nevertheless, meaningful discussions between the parties regarding a potential business combination did not occur until late in the 2007 calendar year.

In the second half of 2007, the Voyager board of directors determined that Voyager would benefit from the resources and analysis provided by financial advisors familiar with the company and the businesses in which it is engaged. In October 2007, Voyager engaged Allen & Company as Voyager’s financial advisor to assess Voyager’s business, and to assist in the evaluation of strategic alternatives, including assisting management and the board of directors in reviewing and analyzing potential inquiries from parties interested in acquiring all or a portion of the company.

In October 2007, at the direction of the Voyager board of directors, Allen & Company began contacting potential strategic buyers and financial investors who might be interested in a potential transaction with Voyager. During the period from October 2007 through April 2008, Allen & Company contacted more than 80 potential acquirers, of which Voyager engaged in management meetings with fourteen.

In December 2007, representatives of Allen & Company approached Cambium Learning’s principal equity owner, private equity firm VSS, to discuss a potential strategic business combination transaction involving Cambium Learning and Voyager. The parties acknowledged the manner in which the product lines of the two companies complemented each other and the benefits that could be available to both businesses if they joined in a company having greater size than either Cambium Learning or Voyager enjoyed on its own.

On December 17, 2007, Voyager entered into a confidentiality agreement with Cambium Learning and VSS, which we refer to as the first confidentiality agreement, covering the communication of certain limited confidential information by Voyager to Cambium Learning and VSS. Following the execution of the first confidentiality agreement, Allen & Company delivered a copy of Voyager’s confidential information memorandum to Cambium Learning and VSS and a process letter requiring any preliminary proposal to be submitted to Allen & Company no later than 5:00 p.m. on December 19, 2007.

In response, on December 19, 2007, VSS submitted a written preliminary non-binding proposal to Allen & Company on behalf of Cambium Learning to acquire all of the stock of Voyager in a tender offer transaction for $275 million to $290 million in cash.

In early 2008, Voyager provided VSS with limited business and financial due diligence materials. With this information, VSS and Cambium Learning pursued their business and financial due diligence examination of Voyager.

On March 1, 2008, Voyager entered into negotiations with VSS and Cambium Learning regarding the terms of a new confidentiality agreement, expanding the scope of confidential information and relating to a possible strategic transaction between the parties, which would replace the first confidentiality agreement. On March 11, 2008, Voyager, VSS and Cambium Learning entered into a confidentiality agreement which superseded in its entirety the first confidentiality agreement.

On March 29, 2008, Voyager began providing additional due diligence materials to VSS and Cambium Learning.

On April 2, 2008, Ronald Klausner, Bradley Almond and John Campbell, respectively, the President of VEL, the Chief Financial Officer of VEL (and, as of January 1, 2009, the Chief Financial Officer of Voyager) and the Chief Operating Officer of VEL, made a presentation with respect to the business of Voyager at the offices of Allen & Company in New York to David Cappellucci, Cambium Learning’s President and Chief Executive Officer, David Caron, Cambium Learning’s former Chief Financial Officer, Steve Zukowski, Cambium Learning’s former Chief Operating Officer, Scott Troeller, a partner of VSS, Eric Van Ert, formerly a Managing Director of VSS, and representatives of Barclays and Credit Suisse. Representatives of Allen & Company also attended the presentation.

During the week of April 14, 2008, Voyager provided additional due diligence materials to VSS and Cambium Learning in response to due diligence requests made by VSS and Cambium Learning. On April 14, 2008, Allen & Company hosted a teleconference among Mr. Almond of Voyager, Mr. Van Ert and Ankeet Kansupada, of VSS, and Mr. Cappellucci and Mr. Caron of Cambium Learning, during which Voyager financial due diligence matters were discussed. Following the call, Allen & Company sent VSS a letter outlining the next steps in the process, which required further proposals to be submitted to Allen & Company no later than 5:00 p.m. on April 21, 2008.

On April 18, 2008, Allen & Company received indications of interest from four potential bidders, other than VSS.

On April 20, 2008, Mr. Troeller, Mr. Van Ert, Mr. Cappellucci and Mr. Caron discussed via teleconference their business and financial due diligence findings with respect to Voyager and the proposed purchase price range to be contained in any proposal submitted to Allen & Company. Based on their knowledge of the industry, the economic environment and the results of their due diligence review, they concluded that such price range would be materially reduced from the $275 million to $290 million cash price range set forth in VSS’ December 19, 2007 proposal, to $175 million to $200 million cash, excluding excess cash and corporate liabilities of Voyager.

On April 21, 2008, a representative of VSS communicated to representatives of Allen & Company that VSS would submit a second written preliminary non-binding proposal to Allen & Company which, based upon its business and financial due diligence review and the value it assigned to Voyager, would reflect a material reduction to the proposed purchase price from its December 19, 2007 proposal. Later that day, VSS submitted its second written preliminary non-binding proposal to Allen & Company on behalf of Cambium Learning to acquire all of the outstanding stock of Voyager in a tender offer transaction for $175 million to $200 million in cash, excluding cash and corporate liabilities of Voyager.

On April 25, 2008, the Voyager board of directors convened for a telephonic board meeting. Allen & Company provided an update on the sale process and the second round of bids received for Voyager, all of which had materially declined from the initial valuation indications in December 2007. Reasons for the decline in valuation included the deteriorating economic environment, weakness in the education sector, and concern regarding the ability to complete a transaction given that Voyager was not current with its periodic filings with the SEC. Allen & Company recommended inviting five parties, including VSS, to continue with due diligence of Voyager and recommended inviting one additional party back into the process. Perkins Coie LLP, Voyager’s legal counsel, which we refer to as Perkins Coie, provided an overview of alternative structures that Voyager might consider in pursuing a business combination transaction.

Following the Voyager board meeting on April 25, 2008, of the four parties, other than VSS, participating in the process, two parties declined to continue their participation shortly following their bid submissions. Of the remaining two parties, one party continued to communicate with Allen & Company regarding due diligence and other matters through May 2008, at which point that party opted to end its participation in the process. The remaining party continued to conduct due diligence on Voyager, including review of the dataroom materials and conference calls to discuss the diligence materials provided. This party also attended a management meeting at the Voyager offices in June 2008. Additionally, in August, 2008, another party contacted Allen & Company to express interest in Voyager. This party signed a confidentiality agreement in August 2008 and began reviewing diligence materials regarding Voyager. Allen & Company communicated with both parties regarding financial and business diligence and transaction structure through the third and early fourth quarter of 2008. However, both parties expressed significant concerns over the uncertain market environment in general and with the education sector specifically. In November 2008, Allen & Company recommended to the board of directors of Voyager that it continue to negotiate with all three parties (including VSS). However, in early December 2008, negotiations with the two parties other than VSS ceased after the two parties provided revised valuation indications that, because they were significantly lower than the valuation proposed in the transaction contemplated with VSS, were not competitive. As reasons for the reduced valuations, each party cited continued weakness and uncertainty in the overall market and in the education market specifically, which affected the party’s ability to finance a proposed transaction, as well as declining equity market valuations across all industries. In addition, one party expressed discomfort with proceeding on a timely basis, even at the reduced valuation indications, due to these market uncertainties and the potential effect on the Voyager near-term financial results.

On May 7, 2008, Mr. Troeller informed representatives of Allen & Company that VSS and Cambium Learning would not be continuing with the proposed transaction because Cambium Learning and VSS needed to focus on Cambium Learning’s internal matters. At that time, Cambium Learning was engaged in an internal investigation which ultimately revealed that Cambium Learning had suffered a material embezzlement. Given the pendency of that investigation, VSS and Cambium Learning concluded that it was an inopportune time to negotiate a business combination. See “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR CAMBIUM — Embezzlement Loss” on page 205. After discussions with VSS were terminated in May 2008, Allen & Company continued negotiations with the two other parties until, as discussed above, negotiations terminated in December 2008.

On August 18, 2008, after the matters underlying Cambium Learning’s internal investigation had been resolved, Mr. Troeller contacted Allen & Company and proposed a resumption of discussions regarding evaluating a potential transaction with Voyager. Mr. Troeller indicated that VSS and Cambium Learning would be willing to discuss a transaction with Voyager which would be structured as a merger as opposed to a tender offer, and requested an opportunity to discuss a possible transaction at a meeting. On the call, Mr. Troeller outlined a few key investment/merger theses which were further developed in the October 16, 2008 presentation described below. A merger structure was favored over a tender by VSS and Cambium Learning primarily because, having just negotiated concessions from its lenders with respect to its own internal financial investigation, Cambium Learning did not want to seek a further amendment to its credit agreements to increase the size of its permitted acquisition basket, which would have been required under a tender offer structure, but which would not be required under a merger structure.

On August 22, 2008, as a condition to scheduling the meeting on October 16, 2008 and potentially re-engaging in the negotiation process to evaluate a potential transaction with Voyager, VSS and Cambium Learning entered into an amendment to the March 11, 2008 confidentiality agreement. The amendment extended the employee non-solicitation period. A second, similar amendment was executed on September 25, 2008.

On October 16, 2008, Mr. Cappellucci of Cambium Learning presented the proposed merger of Cambium Learning and Voyager and a description and financial overview of Cambium Learning to representatives of Allen & Company and Richard Surratt, Chief Executive Officer of Voyager, at the VSS offices in New York. Messrs. Troeller, Van Ert and Kansupada of VSS were also present at that meeting. On October 21, 2008, representatives of Allen & Company indicated to Mr. Troeller that Voyager was interested in exploring a potential merger transaction with Cambium Learning.

During the week of October 22, 2008, Voyager and Cambium Learning exchanged financial due diligence materials.

On November 5, 2008, the Voyager board of directors met for a regularly scheduled board meeting in Dallas. At the meeting, representatives of Allen & Company provided the Voyager board with an update on discussions with three parties concerning a possible transaction, including a possible business combination with Cambium Learning.

Between November 10, 2008 and November 24, 2008, Allen & Company and VSS discussed a number of potential structures for a possible transaction, including discussions regarding valuation, amount of cash contributed by VSS and treatment of Voyager liabilities. The primary issues negotiated were the amount of cash to be received by Voyager stockholders, including both cash available on the Voyager balance sheet at closing and the amount of cash to be contributed by VSS, and the price per share to be received by Voyager stockholders. Although Allen & Company represented Voyager in the company’s negotiations with VSS and Cambium, Voyager determined the amount of consideration to accept. In the end, Allen & Company and Voyager management negotiated to obtain the greatest amount of cash per share, while Cambium sought to ensure that the combined company would commence operations at the effective time with sufficient cash to service ongoing contracts for the 2009/2010 school year. As a result of these discussions, VSS agreed to contribute $25 million in cash to Holdings, which in turn would distribute the cash to Voyager stockholders in connection with the Voyager merger, and Voyager agreed to fix the maximum cash distributed from the Voyager balance sheet at $42.5 million, which amount was generally consistent with Voyager’s expectations of cash on hand at the expected effective time, leaving sufficient working capital to service future contracts. On November 24, 2008, representatives of VSS made a presentation to VSS’ investment committee relating to the merits of pursuing a transaction with Voyager. Thereafter, on November 25, 2008, VSS sent Allen & Company a proposed exclusivity agreement and a draft Heads of Agreement setting forth potential terms of a proposed transaction in which, upon completion of a series of mergers followed by a partial cash tender offer to Voyager’s former stockholders of $67.5 million (comprised of the estimated Voyager cash on hand, net of liabilities, on December 31, 2008 plus $25 million to be contributed by entities managed or controlled by VSS), each of Voyager and Cambium Learning would be a wholly owned subsidiary of a newly formed holding company, of which the owners of Cambium Learning would own, directly or indirectly, greater than 50% of the outstanding shares. The following day, VSS sent to Allen & Company a proposed work plan for conducting initial due diligence meetings at each company’s offices.

On December 9, 2008, Voyager entered into an exclusivity agreement with Cambium Learning for a period expiring on January 30, 2009. During that period, Voyager agreed not to negotiate with any third party other than Cambium Learning and VSS. Voyager also entered into a confidentiality agreement with Cambium Learning covering the exchange of confidential information of Cambium Learning to Voyager. Additionally, on December 9, 2008, Voyager and Cambium Learning agreed to again extend the employee non-solicitation period set forth in Voyager’s confidentiality agreement. Numerous conversations between Lowenstein Sandler PC, Cambium Learning’s and VSS’s legal counsel, which we refer to as Lowenstein Sandler, and Perkins Coie regarding various transaction structures and their corresponding timing transpired throughout the balance of December 2008.

From December 9, 2008 through December 11, 2008, Messrs. Surratt, Klausner, Almond, Campbell, Buchardt and other members of the Voyager operations team met with Messrs. Cappellucci and Caron, George Logue, Executive Vice President of Cambium Learning, and other members of Cambium Learning’s operations team at Cambium Learning’s offices in Longmont, Colorado, to present product overviews and product technology for Voyager and Cambium Learning. A representative of Allen & Company, Messrs. Troeller and Van Ert and other representatives of VSS were also in attendance. These discussions continued on December 18 and 19, 2008, at Voyager’s offices in Dallas, where the parties met to discuss sales, marketing and implementation considerations for Voyager and Cambium Learning, as well as Voyager’s operations.

From December 18, 2008 through mid-February 2009, representatives of Voyager and Cambium Learning and their respective advisors conducted detailed due diligence on the other party’s assets and businesses and engaged in multiple discussions with respect to the form and structure of a potential business combination between Voyager and Cambium Learning.

On January 9, 2009, the Voyager board of directors convened for a telephonic board meeting. At the meeting, Mr. Surratt updated the Voyager board on the status of the discussions with Cambium Learning and VSS regarding a possible business combination with Voyager. Perkins Coie advised the Voyager board on the current transaction structures being contemplated by the parties, including that the transaction was being structured partly to accommodate the terms of the existing debt facility between Cambium Learning and its lenders.

On January 28, 2009, VSS and Voyager signed a client agreement formally retaining ghSMART & Company, Inc., which we refer to as ghSmart, to assist VSS and Voyager in the assessment of key Voyager and Cambium Learning management personnel. From late January through March 2009, representatives of ghSmart conducted various meetings with the management of Voyager and Cambium Learning to assist VSS in its diligence regarding management of Voyager and Cambium Learning on a combined basis.

On February 4, 2009, the Voyager board of directors convened for a telephonic board meeting. At the meeting, Mr. Surratt updated the board on the status of the discussions with VSS regarding a possible business combination with Voyager.

From that time up through and including the time when the merger agreement was signed in June 2009, representatives of the two law firms circulated numerous drafts of the merger agreement and the ancillary documents and participated in numerous telephone conversations and several in-person meetings to negotiate the specific terms of the transactions. Throughout that period, each of Voyager and Cambium Learning continued both legal and financial due diligence of the other party.

On February 25, 2009, the Voyager board of directors met for a regularly scheduled board meeting in Dallas. At the meeting, Mr. Surratt provided the board with an overview of VSS and Cambium Learning and an overview of the expected benefits of combining the companies, the proposed operations of a combined company, and the synergies expected to be realized by the combined company. Representatives of Allen & Company discussed Voyager’s strategic alternatives, the proposed terms of the potential transaction with Cambium Learning, the proposed timeline for completing the transaction and key open issues in the merger agreement. Representatives of Perkins Coie discussed the proposed timeline for completion of the transaction, the transaction structure and the terms of the then current draft of the merger agreement. Perkins Coie also summarized for the board the risks associated with the proposed transaction and the fiduciary duties of the board in considering the proposed transaction and presented a summary of the possible tax consequences of the proposed transaction prepared by representatives of McDermott, Will & Emery LLP, tax counsel to Voyager.

On February 26, 2009, Voyager engaged Houlihan Smith & Company to advise Voyager on the solvency of the combined company following the transaction. Because Voyager is expected to have no long-term debt immediately prior to the completion of the mergers, but following the mergers Voyager would become part of a combined company with a significant amount of long-term debt, the Voyager board of directors sought a solvency opinion to provide comfort that the combined company would be able to service its debt and pay its obligations as they become due.

On March 26, 2009, the Voyager board of directors convened for a telephonic board meeting to discuss the proposed transaction and an update of the negotiations of the merger agreement.

On or about April 1, 2009, representatives of VSS began discussions with Mr. Klausner regarding post-closing employment arrangements.

On April 21, 2009, the Voyager board of directors met for a telephonic board meeting to discuss the proposed transaction. At the meeting, Allen & Company updated the board on the status of the transaction, including the material terms of the merger agreement, open issues in the merger agreement, the status of key due diligence items and the financial impact of the proposed transaction. On the same day, representatives of Allen & Company spoke with VSS regarding the open issues and resolved several of these issues.

On April 24, 2009, based on the progress being made in negotiations of the open issues, Voyager reinstated its exclusivity agreement with Cambium Learning until May 7, 2009.

On May 6, 2009 and May 7, 2009, representatives of Perkins Coie and Mr. Buchardt of Voyager met with representatives of Lowenstein Sandler at Lowenstein Sandler’s offices in New York to discuss the terms of the merger agreement. Following the meetings at Lowenstein Sandler’s office, Voyager extended its exclusivity agreement with Cambium Learning until May 22, 2009.

On May 26, 2009, the Voyager board of directors convened for a telephonic board meeting to discuss the merger agreement and the proposed transaction. Following the board meeting on May 26, 2009 and continuing through the week of June 15, 2009, representatives of Voyager, Cambium, VSS, Allen & Company, Perkins Coie and Lowenstein Sandler continued to negotiate the remaining open issues related to the merger agreement, related schedules, various ancillary documents and post-closing employment arrangements.

On or about June 2, 2009, representatives of VSS began discussions with Mr. Cappellucci regarding post-closing employment arrangements.

On June 20, 2009, the Voyager board of directors met for a telephonic board meeting to review the terms of the proposed transaction and a substantially final draft of the merger agreement, and to receive a report from Perkins Coie of the legal aspects of the transaction. A representative of Perkins Coie again reviewed for the board of directors its fiduciary duties applicable to the proposed transaction. Representatives of Allen & Company presented its financial analysis and delivered to the Voyager board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion, dated June 20, 2009, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its written opinion, the consideration in the Voyager merger was fair, from a financial point of view, to the holders of Voyager common stock. The full text of the written opinion of Allen & Company, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached to this proxy statement/prospectus as Annex E. Representatives of Houlihan Smith presented its analysis and delivered to the Voyager board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion, dated June 20, 2009, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, upon completion of the mergers, the combined company would be a solvent entity. The full text of the written opinion of Houlihan Smith, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached to this proxy statement/prospectus as Annex F. The Voyager board of directors then unanimously approved the Voyager merger, the merger agreement and the transactions contemplated thereby and recommended that the Voyager stockholders approve the merger agreement.

Following the board meeting on June 20, 2009, up until the time that the merger agreement was signed, representatives of Voyager, VSS, Perkins Coie, and Lowenstein Sandler held multiple teleconferences to finalize the merger agreement, the disclosure schedules, the ancillary agreements and outstanding due diligence issues.

Effective as of June 20, 2009, each of Voyager and Cambium executed the merger agreement, and the sole stockholder of Cambium and certain stockholders of Voyager executed voting and support agreements attached to this proxy statement/prospectus as Annex H and Annex I, respectively. On the morning of Monday, June 22, 2009, Voyager and Cambium issued a joint press release announcing the transaction.

Cambium’s and Holdings’ Reasons for the Mergers; Consideration of the Mergers by Cambium’s Board of Directors and Holdings’ Board of Directors

Since Holdings was created for the purpose of effecting the business combination of Cambium and Voyager, the Cambium board of directors and the Holdings board of directors presently consist of the same persons. For information regarding the composition of the Holdings board after the effective time, see “MANAGEMENT OF HOLDINGS FOLLOWING THE MERGERS” on page 171.

Following a review and discussion of all relevant information regarding the mergers and prior to the execution of the merger agreement:

•	Cambium’s board of directors determined that the Cambium merger, the merger agreement and the transactions contemplated thereby are advisable and in the best interests of Cambium and its stockholder;

•	Holdings’ board of directors determined that the mergers, the merger agreement and the transactions contemplated thereby are advisable and in the best interests of Holdings and its stockholder; and

•	both the Cambium board of directors and the Holdings board of directors unanimously approved the merger agreement and the transactions contemplated thereby prior to the execution of the merger agreement.

In reaching their conclusions, the members of Cambium’s and Holdings’ boards relied on their personal knowledge of Cambium and the markets that it serves, the advice of management of Cambium and VSS and the advice of Cambium’s financial and legal advisors.

Cambium’s and Holdings’ boards considered many factors which, when taken as a whole, supported their respective decisions, including the following material considerations, the order of which does not necessarily reflect their relative significance:

•	the complementary nature of the product offerings of Cambium and Voyager and the minimal level of overlap in the two companies’ offerings, primarily resulting from the fact that the two companies target different tiers of intervention;

•	the scale efficiencies achievable to the combined companies by substantially expanding the size of their combined business, since Cambium and Voyager had combined 2008 revenues in excess of $198 million;

•	the likelihood that the combination would improve the combined companies’ ability to compete with other market participants, several of which are substantially larger and have access to substantially more resources than either Cambium or Voyager alone;

•	the operational synergies achievable through:

•	a larger inside and outside sales force with a national reach, capable of covering an expanded geographical scope within the pre-K-12 grade intervention market;

•	the ability to expand the business’ marketing reach across substantially all products and services sold by either Cambium or Voyager;

•	the ability to leverage the two companies’ respective strengths in math programs;

•	the ability of Voyager and Cambium to leverage each other’s sales channels, creating opportunities:

•	to increase the inside sales force and thereby help Cambium products reach smaller school districts;

•	to sell certain Voyager products through Cambium’s supplemental catalog; and

•	to sell Voyager products through Cambium Learning Technologies’ resellers;

•	the current and historical market prices of Voyager’s common stock, which demonstrated to Cambium’s board that the current price was depressed, making the acquisition a better value than it would have been had Voyager been trading at higher market prices;

•	the value of the Holdings common stock to be received by Cambium’s stockholder in the Cambium merger and to be received in exchange for a $25 million capital contribution to be made by Cambium’s stockholder immediately prior to the effective time, including the possibility that the value of Holdings common stock may increase after the completion of the mergers; in this regard, the boards of directors considered:

•	the expected combined earnings of Voyager and Cambium;

•	the potential cost savings that could result from the mergers;

•	Holdings’ expected financial position after the mergers and its ability to create future growth opportunities; and

•	that the $25 million capital contribution was required in order to achieve a relative valuation between Voyager and Cambium to enable Cambium’s stockholder to own approximately 55% of Holdings common stock immediately after the mergers;

•	the alternative of seeking to grow Cambium internally as opposed to combining with Voyager and the potential increased risks, costs and expenses associated with seeking benefits through internal growth comparable to the benefits which the boards of directors of Cambium and Holdings expect to realize through the combination of Cambium and Voyager;

•	the state of the education market and limitations on the sources of funding for customers, including the significant financial constraints on customers as a result of current macroeconomic difficulties, and the benefits associated with dealing with these challenges as a combined company;

•	the stimulus moneys to be made available pursuant to the American Recovery and Reinvestment Act and the opportunities that may be available to the combined company under that Act, since the combined company will be able to offer a wider variety of products and services, and thus will have the potential to receive a greater amount of stimulus funds than Cambium alone;

•	the fact that Voyager’s management team has resolved several significant issues that absorbed significant management attention in the past, namely the restatement of its financial statements and the settlement of class action litigation, and the fact that Voyager’s management team has demonstrated the type of leadership necessary to manage the combined company;

•	the ability and likelihood of Cambium and Voyager to complete the mergers, including their ability to obtain necessary regulatory approvals and the obligations to attempt to obtain those approvals, and measures taken by Cambium and Voyager to provide reasonable assurance to each other that the mergers will occur, including the provisions of the merger agreement that require Voyager or Cambium to compensate the other in some circumstances if the mergers do not occur;

•	the restrictions under the credit agreements and that the transactions had been structured as a merger in order to comply with those restrictions, supported by the confirmation from the administrative agents and their respective counsel that a lenders’ consent or waiver was not required in order to complete the mergers and the Holdings III Merger Transactions in light of the manner in which they were structured;

•	the ability of Cambium and Holdings to require Voyager to perform its obligations under the merger agreement, including the obligation to close the mergers if the applicable conditions to closing have been satisfied or waived, through the specific performance provision in the merger agreement, and Cambium’s right to terminate the merger agreement at any time, for any reason not otherwise specified in the merger agreement, subject only to its obligation to pay to Voyager a termination fee of $4.5 million; and

•	other terms of the merger agreement, including the representations, warranties and covenants, and the conditions to each party’s obligation to complete the mergers.

As noted above, business combinations, including the mergers, typically include some potential risks and potential disadvantages. The material potential risks and disadvantages to Holdings and Cambium include the following material matters, the order of which does not necessarily reflect their relative significance:

•	the risk that the mergers might not be completed in a timely manner or at all, and the expenses that have been and will be incurred even if the mergers are not completed;

•	Voyager’s ability to entertain a subsequent acquisition proposal if various conditions are satisfied, including that the proposal was not solicited by Voyager and Voyager’s board of directors determines that the proposal could reasonably be expected to lead to a superior proposal;

•	Voyager’s right to terminate the merger agreement, in specified circumstances before stockholder approval of the adoption of the merger agreement, in order to enter into an acquisition transaction with a third party that Voyager’s board of directors determines to be a superior proposal, if Voyager pays a termination fee of $7.5 million to Cambium;

•	the risk of diverting Cambium management’s focus from other strategic opportunities and operational matters to implementing the Cambium merger;

•	the difficulties associated with integrating Voyager and Cambium and the risk that anticipated operating synergies and cost savings will not be achieved;

•	the risk that the steps to be taken to achieve certain cost savings, such as the elimination of certain jobs, could adversely affect operating results; and

•	the interests that the managements of both Voyager and Cambium have in the proposed transaction, including offers of future employment with the combined company that may involve increased cash compensation and incentive compensation awards, and the possibility that potential conflicts of interest may affect their judgment.

The discussion above describes the material factors considered by the Cambium and Holdings boards in reaching their determinations to approve the merger agreement and authorize the transactions contemplated thereby. Because of the variety of factors considered, the boards did not find it practicable to quantify or otherwise assign relative weights to the specific factors considered in reaching their determinations and did not make specific assessments of such relative weights. The determinations were made after consideration of all of the factors together. In addition, individual members of the Cambium and Holdings boards may have given different weights to different factors.

There can be no certainty that the above benefits of the mergers anticipated by the Cambium and Holdings boards will occur. Actual results may vary materially from those anticipated. For more information on the factors that could affect actual results, see “RISK FACTORS” on page 31 and “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS” on page vii.

Recommendations of the Cambium and Holdings Boards of Directors

After careful consideration, and based on the analysis described above, the Cambium board of directors determined that the Cambium merger, the merger agreement and the transactions contemplated thereby are advisable and in the best interests of Cambium and its stockholder, and unanimously approved the Cambium merger, the merger agreement and the transactions contemplated thereby. Likewise, after careful consideration, and based on the foregoing analysis, the Holdings board of directors determined that the mergers, the merger agreement and the transactions contemplated thereby are advisable and in the best interests of Holdings and its stockholder, and unanimously approved the mergers, the merger agreement and the transactions contemplated thereby. The Cambium board of directors recommended to its stockholder that the stockholder approve the Cambium merger and the merger agreement and the Holdings board of directors recommended to its stockholder that the stockholder approve the mergers and the merger agreement.

Voyager’s Reasons for the Voyager Merger; Consideration of the Voyager Merger by Voyager’s Board of Directors

Following a review and discussion of all relevant information regarding the mergers, at a meeting on June 20, 2009, Voyager’s board of directors determined that the Voyager merger, the merger agreement and the transactions contemplated thereby are advisable and in the best interests of Voyager and its stockholders, and unanimously approved the Voyager merger, the merger agreement and the transactions contemplated thereby. In reaching this conclusion, the members of Voyager’s board of directors relied on their personal knowledge of Voyager and the markets that it serves and the advice of management and Voyager’s financial and legal advisors.

Voyager’s board of directors considered many factors that, when taken as a whole, supported its decision, including the following material considerations:

•	the historical market prices and trading information with respect to Voyager common stock, and that the implied merger consideration of $5.20 per share to $6.76 per share, based on the assumed maximum available cash of $67.5 million to be distributed to Voyager stockholders (excluding any cash from tax refunds to be distributed to Voyager stockholders) and assumed Holdings cash net income trading multiples ranging from 8.0x to 14.0x, the range of cash net income trading multiples identified by Allen & Company as the lower end of the multiple range among comparable public companies reviewed by Allen & Company for purposes of valuation, and applied by Allen & Company to calculate an implied Holdings equity value of between approximately $140 million and $245 million, represented a premium of approximately:

•	126% to 194%, based on the closing price of Voyager common stock on June 15, 2009;

•	146% to 221%, based on the average closing price of Voyager common stock for the month ended June 15, 2009; and

•	243% to 346%, based on the average closing price of Voyager common stock for the six months ended June 15, 2009;

•	the value of the merger consideration to be received by Voyager stockholders in the Voyager merger, including the fact that stockholders may receive a portion of the consideration in cash, which provides more certainty of value to stockholders than all-stock consideration;

•	the financial presentation of Allen & Company and its opinion dated June 20, 2009 to Voyager’s board of directors as to the fairness, from a financial point of view and as of that date, of the consideration to be received by Voyager stockholders in the Voyager merger, as more fully described below in “— Opinion of Voyager’s Financial Advisors” on page 80 and in the written opinion of Allen & Company attached to this proxy statement/prospectus as Annex E;

•	the presentation of Houlihan Smith and its opinion dated June 20, 2009 to Voyager’s board of directors as to the solvency of Holdings after and giving effect to the mergers, as more fully described in “— Opinion of Voyager’s Financial Advisors” on page 80 and in the written opinion of Houlihan Smith attached to this proxy statement/prospectus as Annex F;

•	the value of the merger consideration in light of the current and historical market value of Voyager, as measured by the trading prices of its common stock, which Voyager’s board of directors believed was undervalued in part due to the persisting effects of material accounting irregularities identified in 2006, compared to those of its competitors;

•	the potential that the value of Holdings common stock would increase after the completion of the mergers and that Voyager stockholders would share in any increase in that value. In this regard, the board of directors considered:

•	the expected combined earnings of Voyager and Cambium;

•	the potential cost savings that could result from the mergers; and

•	Holdings’ expected financial position after the mergers and its ability to create future growth opportunities;

•	various alternatives to the Voyager merger, including continuing to operate as an independent enterprise, and the risks associated with those alternatives, including Voyager’s size, financial resources and product lines compared to the size, financial resources and product lines of its competitors;

•	the lack of competitive solicitations of interest from other entities to engage in an acquisition transaction with Voyager received during the sale process;

•	the value of the merger consideration in light of the state of the education market and sources of funding, including the significant financial constraints on customers as a result of current macroeconomic difficulties;

•	the ability of Voyager and Cambium to use the companies’ complementary strengths not only to remedy the deficiencies that contributed to recent declines in each of Voyager’s and Cambium’s net sales and profitability in 2008 and 2007, but also to grow the combined company, including:

•	the ability to leverage the position of Cambium and its products and services in the education market together with Voyager’s established products, services and market position to expand the overall scope of product offerings and market presence for the combined company, and

•	the ability to integrate the Cambium and Voyager management teams to create a team capable of successfully leading the combined company from its inception;

•	the ability and likelihood of Voyager and Cambium to complete the mergers, including their ability to obtain necessary regulatory approvals and the obligations to attempt to obtain those approvals, and measures taken by Voyager and Cambium to provide reasonable assurance to each other that the mergers will occur, including the provisions of the merger agreement that require Voyager or Cambium to compensate the other in some circumstances if the mergers do not occur;

•	Voyager’s ability to entertain subsequent acquisition proposals if various conditions are satisfied, including that the proposal was not solicited by Voyager and Voyager’s board of directors determines that the proposal could reasonably be expected to lead to a superior proposal;

•	Voyager’s right to terminate the merger agreement, in specified circumstances before stockholder approval of the adoption of the merger agreement, in order to enter into an acquisition transaction with a third party that Voyager’s board of directors determines to be a superior proposal, if Voyager pays a termination fee of $7.5 million to Cambium;

•	the fact that the Voyager merger is not subject to any financing condition other than the absence of a default under Cambium’s credit agreements;

•	the relative benefits to Voyager stockholders of structuring the transaction as an exchange under Section 351 of the Internal Revenue Code for U.S. federal income tax purposes;

•	the fact that Voyager stockholders who receive Holdings common stock pursuant to the Voyager merger will receive registered shares of common stock;

•	the fact that the Stockholders’ Representative will act as the representative of the former Voyager stockholders to enforce obligations under the escrow agreement and other post-closing obligations of Holdings, Cambium and their respective subsidiaries;

•	the effect of the mergers on Voyager’s customers and employees, including the compatibility of the parties’ cultures and the funding of post-closing benefits to be paid to specified employees; and

•	other terms of the merger agreement, including the representations, warranties and covenants, and the conditions to each party’s obligation to complete the mergers.

The board of directors also considered a variety of risks and other potentially negative factors concerning the Voyager merger. These included the following:

•	the risk that the mergers might not be completed in a timely manner or at all, in which case Voyager will have expended significant human and financial resources on a failed transaction;

•	the merger agreement provides that:

•	the amount of cash available for cash elections is limited to a maximum of $67.5 million, including a maximum of $42.5 million to be made available by Voyager, even though Voyager’s available cash at the time of the closing may exceed that amount; and

•	if the cash elections would result in a payment of cash in excess of the maximum amount available for cash elections at the effective time of the mergers (i.e., if there is a cash oversubscription), the cash elections will be subject to proration so that, in the aggregate, the cash consideration payable to holders of Voyager common stock will not exceed the maximum cash consideration amounts;

•	the fact that the Publicly Traded Education Comparables analysis and the Comparable Precedent Transactions analysis performed by Allen & Company revealed that a portion of the range of EBITDA multiples implied by the merger consideration were in some cases lower than the range of EBITDA multiples for comparable publicly-traded education publishing companies and transaction multiples from education publishing companies, respectively;

•	the restrictions on Voyager’s ability to solicit or engage in discussions with a third party about an alternative transaction and the requirement that Voyager pay Cambium a termination fee of $7.5 million in order for Voyager’s board of directors to accept a superior proposal;

•	Cambium’s right to terminate the merger agreement at any time, for any reason not otherwise specified in the merger agreement, subject only to its obligation to pay to Voyager a termination fee of $4.5 million;

•	the potential difficulty of collecting any termination fees from Cambium, VSS or their respective affiliates and the resulting inability to receive the negotiated remedy if the merger agreement is terminated under circumstances in which Voyager is entitled to a termination fee and cannot recoup any of its costs;

•	the risk of diverting Voyager management’s focus from other strategic opportunities and operational matters to implementing the Voyager merger;

•	the potential conflicts of interest of some Voyager executive officers related to future employment and compensation (including equity compensation), and potential conflicts of interest of some Voyager executive officers and directors related to continuation of indemnification obligations, all as more fully discussed in “THE MERGERS — Interests of Voyager’s Directors and Officers in the Mergers” on page 94;

•	the fact that the Stockholders’ Representative will have a contractually limited capacity to protect the interests of the former Voyager stockholders after the closing of the Voyager merger;

•	the possibility of customer, supplier, management and employee disruption associated with the mergers;

•	the possibility that the treatment of the mergers under Cambium’s credit agreements could cause a default under the credit agreements and the possibility that Cambium could be required to repay debt outstanding under those agreements;

•	the possibility that Cambium might, prior to the closing of the mergers, default under its credit agreements;

•	the fact that Holdings’ indebtedness following the mergers could reduce Holdings’ ability to respond to changing business conditions; and

•	the difficulties in combining Voyager and Cambium and the risk that expected cost savings will not be achieved.

The discussion above describes the material factors considered by Voyager’s board of directors in reaching its decision to approve the merger agreement and authorize the transactions contemplated thereby. Because of the variety of factors considered, the board of directors did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The determination was made after consideration of all of the factors together. In addition, individual members of Voyager’s board of directors may have given different weights to different factors.

Recommendation of the Voyager Board of Directors

After careful consideration, and based on the foregoing analysis at a meeting of the Voyager board of directors held on June 20, 2009, the Voyager board of directors determined that the Voyager merger, the merger agreement and the transactions contemplated thereby are advisable and in the best interests of Voyager and its stockholders, and unanimously approved the Voyager merger, the merger agreement and the transactions contemplated thereby. The Voyager board of directors unanimously recommends that the Voyager stockholders vote “FOR” the proposal to adopt the merger agreement and “FOR” the proposal to adjourn the meeting if necessary to solicit additional proxies.

Opinions of Voyager’s Financial Advisors

Each of Allen & Company and Houlihan Smith acted as financial advisor to Voyager in connection with the transactions contemplated by the merger agreement.

Fairness Opinion

Pursuant to an engagement letter dated October 10, 2007, as amended on October 10, 2008 and June 20, 2009, Voyager engaged Allen & Company to serve as Voyager’s financial advisor and to render an opinion as to the fairness, from a financial point of view, of the merger consideration to be received by Voyager stockholders in the Voyager merger. Allen & Company represented Voyager in the company’s negotiations with VSS and Cambium; however, Voyager determined the amount of consideration to accept. On June 20, 2009, Allen & Company delivered its oral opinion to Voyager’s board of directors subsequently confirmed in writing later the same day, to the effect that, as of the date of its opinion and based upon and subject to the qualifications, limitations and assumptions set forth therein, the merger consideration to be received by Voyager stockholders in the Voyager merger was fair, from a financial point of view, to Voyager stockholders.

Allen & Company has consented to the inclusion of its written opinion, dated June 20, 2009, in this proxy statement/prospectus. This summary of Allen & Company’s written opinion is qualified in its entirety by reference to the full text of Allen & Company’s written opinion, dated June 20, 2009, attached as Annex E to this proxy statement/prospectus. You are urged to, and should, read Allen & Company’s written opinion carefully and in its entirety. Allen & Company’s written opinion addresses only the fairness, from a financial point of view, of the merger consideration to be received by Voyager stockholders in the Voyager merger, as of the date of Allen & Company’s written opinion. The opinion of Allen & Company was provided for the information and assistance of Voyager’s board in connection with its consideration of the Voyager merger and the merger agreement and does not constitute a recommendation to any Voyager stockholder as to how to vote or act on the proposed transaction or any other matter to be considered at the Voyager special meeting. The form and amount of merger consideration payable in the Voyager merger was determined through negotiations between Voyager and Cambium and were approved by the Voyager board. The Allen & Company opinion and presentation to the Voyager board was one of many factors that the Voyager board took into consideration in making its determination to approve the Voyager merger.

In arriving at its opinion, Allen & Company, among other things:

(i) reviewed and analyzed the terms and conditions of the merger agreement and related documents;

(ii) reviewed and analyzed the financial aspects of the mergers;

(iii) reviewed and analyzed the trends in the K-12 supplemental education market;

(iv) reviewed and analyzed publicly available information regarding Voyager;

(v) reviewed and analyzed the present financial and business condition and prospects of each of Voyager and Cambium based on information provided by the management of each company;

(vi) reviewed and analyzed the historical results and financial projections of each of Voyager and Cambium provided by management of each company;

(vii) reviewed and analyzed the financial projections of Holdings prepared by management of Voyager and Cambium;

(viii) reviewed and analyzed the information obtained from discussions with the management of each of Voyager and Cambium and with VSS, the financial sponsor that owns an indirect controlling interest in Cambium;

(ix) reviewed and analyzed the publicly available financial information of comparable companies in the K-12 education sector;

(x) reviewed and analyzed the publicly available financial information related to comparable transactions;

(xi) reviewed and analyzed valuation trends in the U.S. equity market;

(xii) reviewed and analyzed the auction sale process Voyager undertook to sell itself;

(xiii) reviewed and analyzed the cash consideration received per each share of Voyager common stock;

(xiv) reviewed and analyzed the implied trading value of Holdings based on publicly traded comparable companies;

(xv) reviewed and analyzed the premiums paid in certain precedent transactions;

(xvi) reviewed and analyzed the current macroeconomic environment and its relevance to previous comparable transactions in the K-12 sector; and

(xvii) conducted such other financial analyses and investigations as it deemed necessary or appropriate for the purposes of the opinion expressed therein.

In connection with its review, Allen & Company did not assume any responsibility for independent verification of any of the information utilized in its analyses and relied upon and assumed the accuracy and completeness of all of the financial, accounting, tax and other information that was available to Allen & Company from public sources or that was provided to it by Voyager and/or Cambium or their respective representatives. The information described herein comprises all of the information considered by Allen & Company in connection with its fairness opinion. With respect to financial projections provided to Allen & Company by Voyager, Cambium or their respective representatives, Allen & Company assumed that such financial projections were reasonably prepared in good faith reflecting the best currently available estimates and judgments of the management of each of Voyager and Cambium, as to the future operating and financial performance of Voyager and Cambium on a separate or combined basis. Allen & Company assumed no responsibility for and expressed no view or opinion as to such forecasts or the assumptions on which they are based.

Allen & Company also assumed, with Voyager’s consent, that the mergers would be completed in accordance with the terms and conditions set forth in the merger agreement and certain related documents that it reviewed. Allen & Company neither conducted a physical inspection of the properties and facilities of Voyager or Cambium nor, except as specifically set forth in the opinion, made or obtained any evaluations or appraisals of the assets or liabilities of Voyager or Cambium. In addition, Allen & Company did not conduct any analysis concerning the solvency of Voyager or Cambium. Allen & Company’s opinion addressed only the fairness, from a financial point of view, of the merger consideration to be received by the Voyager stockholders in the Voyager merger, and did not address any other aspect or implication of the Voyager merger or any other agreement, arrangement or understanding entered into in connection with the Voyager merger or otherwise. Allen & Company’s opinion is necessarily based upon information made available to it as of the date of its opinion, and upon financial, economic, market and other conditions as they existed and could be evaluated on the date of Allen & Company’s opinion. Allen & Company’s opinion did not address the relative merits of the Voyager merger as compared to other business strategies that might be available to Voyager, nor did it address Voyager’s underlying business decision to proceed with the transactions contemplated by the merger agreement. Allen & Company did not express an opinion about the fairness of any compensation payable to any of Voyager’s officers, directors or employees in connection with the Voyager merger, relative to the compensation payable to the Voyager stockholders. In addition, Allen & Company’s opinion did not express any opinion as to any tax or other consequences that might result from the Voyager merger, nor did its opinion address any legal, tax, regulatory or accounting matters. No limitations were imposed by Voyager on the scope of the investigation by Allen & Company.

In preparing its opinion, Allen & Company performed a number of financial and comparative analyses, including those further described below. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Allen & Company believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading view of the processes underlying its opinion. No company or transaction used in the analyses performed by Allen & Company as a comparison is identical to Voyager or the contemplated transaction. In addition, Allen & Company may have given some analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuation resulting from any particular analysis described below should not be taken to be Allen & Company’s view of the actual value of Voyager. The analyses performed by Allen & Company are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets do not purport to be appraisals or to necessarily reflect the prices at which businesses or assets may actually be sold. The analyses performed were prepared solely as part of Allen & Company’s analysis of the fairness, from a financial point of view, of the merger consideration to be received by Voyager stockholders in the Voyager merger, and were provided to Voyager’s board in connection with the delivery of Allen & Company’s opinion.

Valuation Methods and Analyses

The following is a summary of material financial analyses performed by Allen & Company in connection with the preparation of its opinion, and reviewed with Voyager’s board at its meeting held on June 20, 2009 and subsequently confirmed in writing later the same day. Certain of the following summaries of financial analyses that were performed by Allen & Company include information presented in tabular format. In order to understand fully the material financial analyses that were performed by Allen & Company, the tables should be read together with the text of each summary. The tables alone do not constitute a complete description of the material financial analyses.

Valuation of the Merger Consideration.  In determining the value of the consideration to be received by each Voyager stockholder in the Voyager merger, Allen & Company assumed that (i) the Voyager merger would close at approximately the end of the third quarter of 2009, (ii) Voyager stockholders would receive cash in the following amounts: $42.5 million of Voyager operating cash, the maximum amount available, $25 million in cash from the Cambium stockholder, and $15.2 million in cash from specified tax refunds received prior to the closing of the mergers, (iii) each Voyager stockholder would receive a pro rata amount of cash and Holdings common stock, and (iv) 29,874,145 shares of Voyager common stock would be outstanding immediately prior to the closing of the mergers. The amounts used by Allen & Company for the value of the specified tax refunds were based on information provided to Allen & Company by Voyager management and its tax advisors.

For purposes of determining the pro rata amount of cash to be distributed per share of Voyager common stock, Allen & Company divided each of (a) the Voyager operating cash, (b) the cash from the Cambium stockholder and (c) the cash from certain specified tax refunds received prior to the closing of the mergers, by the number of shares of Voyager common stock outstanding. Based on this calculation, Allen & Company determined that each Voyager stockholder would receive up to $2.26 in cash from the cash election, and up to $0.51 in cash at closing from the specified tax refunds received prior to the closing of the mergers. Allen & Company determined that each Voyager stockholder would receive additional cash in an amount up to $0.34 for each CVR held by the Voyager stockholder, resulting in aggregate cash consideration of up to $3.11 per share of Voyager common stock, which we refer to solely for purposes of this section of the proxy statement/prospectus as the cash consideration.

In order to value the Holdings common stock, Allen & Company analyzed multiples of various financial measures, including, but not limited to, multiples of net income for comparable companies in the K-12 supplemental education sector (see “Publicly-Traded Education Comparables,” below). The net income multiple range for the companies included in the K-12 supplemental education sector was from 10.7x — 34.9x. Although no company within the comparable group is directly comparable to Voyager, Allen & Company focused on companies that sell similar products targeted at a similar market and have a similar growth profile to Voyager to determine the range of 8.0x to 14.0x, which is at the low end of the comparable company trading statistics. Based on its review of these various financial measures, Allen & Company applied a range of net income multiples between 8.0x and 14.0x to Holdings’ 2009 pro forma cash net income of $17.5 million to derive an implied Holdings equity value of between approximately $140 million and $245 million. Voyager stockholders’ anticipated approximate 44.5% ownership stake in Holdings equals a pro rata equity interest in Holdings of between approximately $62.2 million and $108.9 million, resulting in a pro rata price per share of Holdings common stock between $2.09 and $3.65, which we refer to solely for purposes of this section of the proxy statement/prospectus as the stock consideration.

Allen & Company then added the value of the cash consideration to the range of implied values of the stock consideration to calculate a range of implied pro rata consideration between $5.20 and $6.76 per share of Voyager common stock, which we refer to solely for purposes of this section of the proxy statement/prospectus as the merger consideration.

Fairness Analysis.  In considering the fairness, from a financial point of view, of the merger consideration to be received by Voyager stockholders in the Voyager merger, Allen & Company used the publicly traded education comparables analysis; the comparable precedent transactions analysis; and the comparable company premiums analysis. In addition, Allen & Company reviewed the broad, publicly announced sales process undertaken by Voyager in 2007 and 2008. Allen & Company believed, based on the fact that Voyager undertook a broad, publicly announced auction process that made potential buyers aware of the opportunity to enter into a business transaction with Voyager and received no bids that were competitive with the merger consideration offered by Cambium, that other potential buyers were unwilling to pay a greater premium for Voyager.

Publicly-Traded Education Comparables.  Allen & Company analyzed the common stock prices and market multiples of the following comparable publicly-traded education companies:

	Enterprise Value/ EBITDA(1)		Equity Value / Net Income(1)
Company	LTM	2009E	LTM		2009E

Scholastic	5.4x	5.9x	42.3	x	13.6	x
K12	13.0x	10.6x	31.8	x	34.9	x
School Specialty	6.6x	6.5x	11.3	x	10.7	x
Renaissance Learning	9.4x	9.9x	19.2	x	20.4	x
Princeton Review	9.7x	9.6x	37.7	x	20.2	x
Plato Learning	5.6x	7.1x	NM		NM
Scientific Learning	12.5x	9.5x	NM		NM

(1)	Enterprise value and equity value were calculated as of June 19, 2009.

For this analysis, Allen & Company selected companies whose stock was publicly traded, that shared similar business characteristics with Voyager’s business, and for which relevant financial information was available publicly. Specifically, Allen & Company selected publicly traded companies that operated primarily in the K-12 supplemental education sector. The selected publicly-traded education companies had enterprise values ranging from $36 million to $1.2 billion. Revenue and EBITDA for the comparable companies for the last twelve months was $47 million to $1.9 billion and $3 million to $208 million, respectively. Allen & Company noted that the implied enterprise value of Voyager, based on the merger consideration, was within the range of enterprise values for the comparable publicly-traded education companies and Voyager’s financial results, including revenue and EBITDA, also fell within the range of the financial results for the comparable publicly-traded education companies. Allen & Company excluded companies that may have offered services similar to Voyager, but that also derived a large part of their revenues from businesses dissimilar to Voyager. Specifically, Allen & Company excluded the large basal textbook publishers because these companies derive a large portion of their total revenue from operations outside the K-12 supplemental education sector.

Utilizing the numbers obtained from publicly available information, Wall Street research and company press releases, for each company listed above, Allen & Company calculated the ratio of enterprise value to EBITDA and the ratio of equity value to cash net income, in each case, for the last twelve months and on a projected calendar year basis for 2009. As set forth in the table below, Allen & Company found that the range of implied pro forma merger consideration implied (i) EBITDA multiples for the last twelve months to be within the range of selected multiples from comparable companies, (ii) EBITDA multiples on a projected calendar year basis for 2009 to be below or within the range of selected multiples from comparable companies, (iii) cash net income multiples for the last twelve months to be within or slightly above the range of selected multiples from comparable companies and (iv) cash net income multiples on a projected calendar year basis for 2009 to be within the range of selected multiples from comparable companies.

Range of Selected Multiples from
	Range of Multiples Implied	Comparable Publicly-Traded
	by the Merger Consideration	Education Publishing Companies

Enterprise Value/LTM EBITDA	7.1x - 10.6x	5.4x - 13.0x
Enterprise Value/2009E EBITDA	4.6x - 6.8x	5.9x - 10.6x
Equity Value/LTM Cash Net Income	34.4x - 44.8x	11.3x - 42.3x
Equity Value/2009E Cash Net Income	19.8x - 25.8x	10.7x - 34.9x

Comparable Precedent Transactions Analysis.  Allen & Company reviewed all of the precedent transactions of which it was aware that were within the education publishing sector that had announcement dates between June 2000 and September 2008 and for which publicly available filings, Wall Street research and company press releases existed from which purchase price multiples could be derived. For each transaction, Allen & Company analyzed the enterprise value, or EV, of the acquired company compared to the EBITDA of such company for the last twelve months, or LTM, where available. Transactions analyzed included:

EV/LTM
		LTM		EBITDA
Target	Acquiror	Sales	EBITDA	Multiple

Abrams & Company Publishers	Learning Trends	NA	NA	NA
Sundance/Newbridge Publishing	Rowman & Littlefield	0.3x	NM	NA
Thomson Learning Inc	Investor Group & Others	4.6x	15.0x	14.5x
Harcourt Education	Houghton Mifflin Co. / Pearson Plc	3.0x	17.5x	16.9x
Learning Horizons Inc	Learning Horizons Holding Corp.	NA	NA	NA
JIST Publishing Inc	EMC Corp.	NA	NA	NA
Roxbury Publishing Co.	Oxford University Press Inc.	NA	NA	NA
Cambium Learning Inc.	Veronis Suhler Stevenson	3.0x	11.2x	11.2x
Von Hoffmann Corpz	RR Donnelley & Sons Co.	0.8x	NA	NA
Scientific Explorer	Elmers Products Inc.	NA	NA	NA
Houghton Mifflin, Inc.	Riverdeep Interactive Learning	2.6x	11.0x	11.2x
Delta Education Inc.	School Specialty Inc.	3.5x	15.9x	15.2x
American Guidance Services	Pearson Education	3.6x	9.1x	8.4x
Voyager Expanded Learning	ProQuest	4.0x	9.8x	8.6x
Options Publishing, Inc.	Haights Cross Communications	2.7x	16.5x	14.7x
Malmberg Investments BV	SanomaWSOY	2.6x	9.4x	7.5x
Editis (Vivendi Publishing)	Wendel	1.9x	NA	NA
Marcel Dekker	Taylor & Francis	3.3x	NA	NA
Cinar	Investor Group	1.6x	8.9x	6.2x
Houghton Mifflin Co.	Investor Consortium	1.4x	9.5x	6.0x
Editis (Vivendi Publishing)	Lagardere	1.2x	10.0x	6.2x
Houghton Mifflin Co.	Vivendi Universal	2.2x	9.0x	6.4x
Harcourt General Higher Education	Thomson Corporation	2.3x	11.0x	7.7x
Harcourt General	Reed Elsevier	2.4x	9.2x	6.4x
Tribune Education Co. & Landoll	McGraw-Hill	2.0x	11.0x	6.9x

In addition, Allen & Company indicated that because the comparable transactions occurred prior to the recent decline in equity markets, they were less relevant to the analysis and had such transactions occurred in the present economic environment, the multiples would have been discounted to reflect such declines. In order to review the precedent transactions in a manner to reflect the changed economic environment, Allen & Company analyzed the average price / earnings multiple of the Standard & Poor’s 500 Index, which is referred to in this section as the S&P 500, at the announcement date of each of the precedent transactions and compared it to the current S&P 500 price / earnings multiple. Of the precedent transactions reviewed in the education industry,

93% of the listed transactions occurred between 2000 and 2007, a period of substantially higher multiples and greater liquidity than the current environment. Using the S&P 500 price / earnings multiple as a proxy for general economic valuations, Allen & Company adjusted the precedent transaction multiples by multiplying each transaction multiple by the percentage change in the S&P 500 from the announcement date of each transaction to the current date. Using both the unadjusted and adjusted multiples for the precedent transactions, Allen & Company determined that the EBITDA multiples for Voyager were slightly below or within the range of such multiples paid in comparable transactions.

Range of Selected Transaction
	Range of Multiples implied	Multiples from Education
	by the Merger Consideration	Publishing Companies

Enterprise Value/LTM EBITDA	7.1x - 10.6x	8.9x - 17.5x
Adjusted Enterprise Value/LTM EBITDA	7.1x - 10.6x	6.0x - 16.9x

Comparable Company Premiums Analysis.  Allen & Company analyzed and examined the transaction premiums paid in completed acquisitions of companies, excluding financial institutions, which were acquired between January 1, 2006 to June 20, 2009 with an implied enterprise value between $100 million and $500 million. Allen & Company compared the range of implied pro forma merger consideration to (a) the closing price of Voyager common stock on June 15, 2009, which we refer to as the “Current Share Price,” (b) the four week average closing price of Voyager common stock, which we refer to as the “Four Week Average Share Price” and (c) the six month average closing price of Voyager common stock, which we refer to as the “Six Month Average Share Price.” As indicated in the table below, Allen & Company determined that the merger consideration represented a premium of between 126% and 194% over the Current Share Price, a premium of between 146% and 221% over the Four Week Average Share Price and a premium of between 243% and 346% over the Sixth Month Average Share Price. Allen & Company found that the range of implied pro forma merger consideration represented a premium to Voyager’s market price that was greater than 96% of the premiums paid in comparable transactions which had a one-day median premium of 27% and a four-week median premium of 32%.

		Four Week	Six Month
Range of Merger		Average	Average
Consideration per Share	Current Share Price	Share Price	Share Price

	$2.30	$2.11	$1.51
$5.20 - $6.76	126% - 194%	146% - 221%	243% - 346%

In addition to the review of premiums paid in precedent transactions, Allen & Company also reviewed the premiums implied by comparing the range of merger consideration per share to an implied value per share for Voyager on a standalone basis. As previously discussed, Allen & Company used a cash net income multiple range of 8.0x to 14.0x to determine a range of merger consideration per share. Allen & Company applied the same range of cash net income multiples to the Voyager estimated 2009 cash net income of $7.8 million to determine an implied trading price for Voyager were it to trade at that range of multiples. Across the range, the merger consideration represents a significant premium to the implied standalone trading values for Voyager at the same multiples. Based on the cash net income multiple range of 8.0x to 14.0x, the implied premiums for Voyager, on a standalone basis, ranged from 84% to 148%. This range is significantly higher than the premiums paid in transactions across multiple industries with a transaction value between $100 and $500 million, which had a one-day median premium of 27% and a four-week median premium of 32%.

General

Pursuant to Allen & Company’s engagement letter with Voyager, the Voyager board engaged Allen & Company as its financial advisor and to deliver its opinion as to the fairness, from a financial point of view, of the merger consideration to be received by the Voyager stockholders in the Voyager merger. Allen & Company was selected by the Voyager board based on Allen & Company’s qualifications and reputation. Allen & Company, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. Except as described herein, Allen & Company and its affiliates do not have and have not had any material relationships involving the payment or receipt of compensation between Allen & Company or any of its affiliates and Voyager, Cambium or any of their respective affiliates during the last two years. Allen & Company has previously served as financial advisor to Voyager in connection with its acquisition of Voyager Expanded Learning in January of 2005 and its disposition of ProQuest Business Solutions and ProQuest Information Learning in November of 2006 and February of 2007, respectively. In addition, prior to the transactions in 2004 and 2006, Allen & Company was engaged by ProQuest to provide general financial advisory services. In addition, in the ordinary course of its business as a broker-dealer and market maker, Allen & Company or its affiliates may have long or short positions, either on a discretionary or nondiscretionary basis, for its or its affiliates’ own account or for those of its clients, in the debt and equity securities (or related derivative securities) of Voyager. The opinion was approved by Allen & Company’s fairness opinion committee.

Pursuant to the terms of the engagement letter between Allen & Company and Voyager, a success fee, in the amount of $3,000,000, is contingent upon the consummation of the Voyager merger. The fee is payable by Voyager to Allen & Company upon the sale, transfer or other disposition of Voyager and/or its principal business, Voyager Expanded Learning, in the form of a sale or exchange of capital stock or assets, a merger or consolidation or a tender offer, to VSS and/or Cambium or any affiliate of VSS or Cambium. Allen & Company is due $500,000 for the delivery of its opinion to the Voyager board. The latter $500,000 fee is creditable against any success fee payable to Allen & Company upon the closing of the Voyager merger. No portion of the $500,000 fee is contingent upon either the conclusion expressed in the opinion or whether the Voyager merger is successfully completed. Voyager has also agreed to reimburse Allen & Company’s reasonable out-of-pocket expenses and to indemnify Allen & Company against certain liabilities arising out of the engagement.

Solvency Opinion

Pursuant to an engagement letter dated February 26, 2009, Voyager engaged Houlihan Smith to serve as Voyager’s financial advisor and to render an opinion as to whether, after and giving effect to the mergers:

•	on a pro forma basis, the Fair Value and Present Fair Saleable Value (as defined in the solvency opinion and described below) of the assets of Holdings, as applicable, would exceed the sum of its respective probable liabilities, including all contingent and other liabilities (as defined in the solvency opinion and described below), on its respective existing debts as such debts become absolute and matured;

•	Holdings and its subsidiaries will be able to pay their respective debts as they become due in the ordinary course of their respective businesses on a consolidated basis;

•	the capital remaining in Holdings and its subsidiaries after the mergers would not be unreasonably small for the respective business in which it is engaged, as Holdings’ management has indicated it is as of the date of the opinion and as Holdings’ management has indicated it is proposed to be conducted following the consummation of the mergers;

•	the Fair Value of Holdings’ assets exceeds the value of its liabilities, including all contingent and other liabilities, by an amount that is greater than its stated capital amount; and

•	the sum of the assets of Holdings, as applicable, at fair value is greater than all its respective debts at fair valuation.

As background for its analysis, Houlihan Smith: (i) reviewed the merger agreement, the structure of the transaction and Cambium’s credit agreements; (ii) discussed with key members of Voyager management, in detail, the transaction, the pro forma historical performance and pro forma financial projections for Holdings, and the status of outstanding legal claims and any potential financial liability in connection with these claims; (iii) reviewed and analyzed information relating to the historical and current operations of each of Voyager and Cambium, and the future outlook for Holdings; (iv) reviewed various documents related to the organization, corporate proceedings, assets and liabilities of Voyager and Cambium; (v) reviewed the status of outstanding legal claims and any potential financial liability in connection with these claims as identified by key members of Voyager’s management; (vi) discussed with Voyager’s legal counsel the status of outstanding legal claims and any potential financial liability in connection with these claims; and (vii) reviewed other publicly available economic, industry and company information. No limitations were imposed by Voyager on the scope of the investigation by Houlihan Smith.

For the purposes of Houlihan Smith’s solvency opinion, the term (i) “Fair Value” means the amount at which the equity of Holdings would change hands between a willing buyer and a willing seller, each having reasonable knowledge of the relevant facts, neither being under any compulsion to act with equity to both, (ii) “Present Fair Saleable Value” means the amount that may be realized if Holdings’ and its subsidiaries’ assets on a consolidated basis are sold as an entirety with reasonable promptness, not to exceed one year, in an arm’s length transaction under present conditions for the sale of comparable business enterprises, as those conditions could be reasonably evaluated by Houlihan Smith, (iii) “Contingent and Other Liabilities” means the stated amount of those contingent liabilities identified to Houlihan Smith by officers of Holdings, and (iv) “would not be unreasonably small amount of capital for the respective businesses in which it is engaged” and “required to pay its respective probable liabilities, including all ’Contingent and Other Liabilities’, on its respective existing debt, as such debts become absolute and matured” means that Holdings, as applicable, will be able to generate enough cash from operations, financing or a combination thereof to meet its respective obligations (including all Contingent and Other Liabilities) as they become due.

In arriving at its opinion, Houlihan Smith relied upon and assumed, without independent verification, the accuracy, completeness and reasonableness of the financial, legal, tax, and other information discussed with or reviewed by Houlihan Smith and assumed such accuracy and completeness for purposes of rendering its opinion. In addition, Houlihan Smith did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Holdings, nor was Houlihan Smith furnished with any such evaluation or appraisal. In addition, Houlihan Smith did not attempt to confirm whether Holdings had good title to its assets. Further, Houlihan Smith relied upon the assurance of Voyager’s management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to the financial information and projections utilized, Houlihan Smith assumed that such information has been reasonably prepared on a basis reflecting the best currently available estimates and judgments, and that such information provides a reasonable basis upon which it could make an analysis and form an opinion. The financial projections were prepared by Voyager’s management and are not to be interpreted as projections of future performance (or “guidance”) by Holdings’ management.

Houlihan Smith performed sensitivity analyses by using Voyager management’s financial projections of revenue, operating margin, EBITDA margin, capital expenditures (as a percentage of sales) and working capital (as a percentage of sales) as a basis from which to derive a low case, base case and high case of values that Houlihan Smith considered as part of its opinion. Houlihan Smith derived the low case and high case values by adjusting the projections provided by Voyager’s management upward to create the high case and downward to create the low case. Specifically, Houlihan’s sensitivity analyses for developing high case projections included increasing base case projected revenue growth rates, operating margins and EBITDA margins, and decreasing capital expenditure and working capital assumptions. Houlihan’s sensitivity analyses for developing low case projections included decreasing base case projected revenue growth rates, operating margins and EBITDA margins, and increased capital expenditure and working capital assumptions. Based upon the revenue, operating margin and EBITDA margin adjustments, each of the low case, base case and high case scenarios were considered in the solvency analyses.

For purposes of preparing its opinion, Houlihan Smith conducted three tests to analyze Holdings’ ability to sustain the burden of debt and the going-concern status quo: (i) the balance sheet test, (ii) the cash flow test and (iii) the capital adequacy test.

Balance Sheet Test

The balance sheet test requires an analysis of Holdings’ enterprise value as a going concern. Houlihan Smith considered the following in the balance sheet test: the extent to which assets exceed liabilities, a comparison of Holdings’ total invested capital to total liabilities after the mergers, and the determination of the

Present Fair Saleable Value and Fair Value Holdings. To determine the Present Fair Saleable Value and Fair Value of Holdings, Houlihan Smith used various methodologies, including discounted cash flow analysis and an analysis of the trading multiples for selected public companies and companies involved in merger and acquisition transactions.

The guideline public company method applies the trading multiples of publicly listed companies to the subject company to derive an indication of value. Houlihan Smith searched publicly traded companies on public exchanges and found 20 companies, including Voyager, that met the criteria for guideline public companies. Houlihan Smith segregated these companies into educational services, publishing and printing, and for-profit higher education services industry segments and calculated blended statistics. Houlihan Smith determined that Holdings is slightly larger than the median of the guideline public companies in terms of revenue and EBITDA and generally has higher margins than the guideline public companies. Houlihan Smith determined that the valuations derived from pro forma projected 2009 revenue and EBITDA multiples of the guideline public companies would provide the most meaningful indications of value.

The following table sets forth the 20 companies identified above, and the ratio of total enterprise value to 2009 revenues and to 2009 EBITDA:

The “Total Enterprise Value” of a company is equal to the sum of the company’s total equity and interest-bearing debt less the company’s excess cash.

	Total Enterprise Value /	Total Enterprise Value /
Company Name	2009 Revenue	2009 EBITDA

Educational Services:
Voyager Learning Company	NM	NM
Plato Learning, Inc.	0.8x	5.2x
Princeton Review Inc.	1.3x	11.7x
Scientific Learning Corp.	0.7x	15.1x
K12, Inc.	1.5x	11.4x
School Specialty Inc.	0.7x	6.6x
Renaissance Learning Inc.	2.1x	NM
Mean	1.2x	10.0x
Median	1.1x	11.4x
Publishing and Printing:
John Wiley & Sons Inc.	1.8x	9.5x
The McGraw-Hill Companies, Inc.	1.9x	7.6x
Scholastic Corporation	0.6x	6.1x
Mean	1.4x	7.7x
Median	1.8x	7.6x

	Total Enterprise Value /	Total Enterprise Value /
Company Name	2009 Revenue	2009 EBITDA

For-Profit Higher Education
Apollo Group Inc.	2.1x	7.1x
Capella Education Co.	2.0x	9.1x
Corinthian Colleges Inc.	1.0x	7.2x
DeVry, Inc.	2.0x	10.2x
Career Education Corp.	0.8x	6.3x
American Public Education, Inc.	3.6x	12.1x
Strayer Education Inc.	5.0x	14.1x
Lincoln Educational Services Corporation	1.1x	6.6x
ITT Educational Services Inc.	2.6x	7.0x
Universal Technical Institute Inc.	0.8x	9.8x
Mean	2.1x	9.0x
Median	2.0x	8.2x
Blended Statistics:
Mean	1.6x	8.9x
Median	1.6x	9.1x

Houlihan Smith multiplied Holdings’ pro forma projected 2009 forward looking revenue and EBITDA by the median multiples set forth above, and then added the present value of the cash taxes saved, as a result of net operating loss carry forwards, to conclude a range of enterprise values of $277.1 million to $456.2 million applying the guideline public company method.

Next Houlihan Smith applied the comparable transactions method to ascertain the enterprise value applied in the balance sheet test. The comparable transactions method is a market approach which required Houlihan Smith to analyze transactions involving target companies operating in industries similar to Holdings. Although no two companies are exactly alike, nor are any two transactions structured exactly the same, consideration is given to the similarity in capital structure, operations, size and profitability, as well as other operating characteristics of the target companies. Houlihan Smith found 21 comparable transactions (including the 2007 acquisition of Cambium Learning) and segregated these transactions into educational services, publishing and printing, and for-profit higher education services industry segments and calculated blended statistics, as shown below:

		Implied Enterprise	Implied Enterprise
Buyer / Investor	Seller	Value / Revenues	Value / EBITDA

Educational Services:
Plato Learning, Inc. (NasdaqGM:TUTR)	NetSchools Corporation	9.5x	NA
Scientific Learning Corp. (NasdaqCM:SCIL)	Soliloquy Learning, Inc.	7.5x	NA
Veronis Suhler Stevenson	Cambium Learning, Inc.	3.2x	10.5x
Bain Capital, LLC	Bright Horizons Family Solutions Inc.	1.7x	12.8x
Excelligence Learning Corp.	Thoma Bravo	0.9x	13.9x
Questar Educational Systems, Inc.	Questar Assessment, Inc. (OTCPK:QUSA)	1.2x	5.0x
Sterling Partners; Citigroup Private Equity	Educate, Inc.	1.5x	13.1x
Princeton Review Inc. (NasdaqGM:REVU)	Test Services, Inc.	2.6x	NA
Scientific Learning Corp. (NasdaqCM:SCIL)	Soliloquy Learning, Inc.	7.5x	NA
Knowledge Learning Corp.	Kindercare Learning Centers, Inc.	1.1x	6.4x

		Implied Enterprise	Implied Enterprise
Buyer / Investor	Seller	Value / Revenues	Value / EBITDA

Snap-on Inc. (NYSE: SNA)	Snap-on Business Solutions, Inc.	2.5x	8.4x
	Mean	3.6x	10.0x
	Median	2.5x	10.5x
Publishing and Printing:
John Wiley & Sons Inc. (NYSE:JW.A)	Blackwell Publishing (Holdings) Ltd.	2.3x	11.6x
Houghton Mifflin Company	Reed Elsevier plc, Harcourt US Schools Education Business	2.4x	NA
Pearson plc (LSE: PSON)	Reed Elsevier Group Plc, Harcourt Assessment, Inc. and Harcourt Education Ltd.	1.8x	NA
Boston Ventures Management, Inc.	Oakstone Publishing, LLC	1.4x	NA
Triumph Learning, LLC	Buckle Down Publishing Company	2.5x	9.9x
	Mean	2.1x	10.8x
	Median	2.3x	10.8x
For-Profit Higher Education:
DeVry, Inc. (NYSE:DV)	U.S. Education Corporation	2.0x	11.7x
CMP Technology	Think Services, Inc.	2.0x	NA
Liberty Partners	Concorde Career Colleges Inc.	1.1x	12.2x
Capella Education Co.	Various	0.5x	3.8x
MindLeaders.com	ThirdForce plc (ISE: QPO)	0.6x	4.7x
	Mean	1.2x	8.1x
	Median	1.1x	8.2x
Blended Statistics:
	Mean	2.3x	9.6x
	Median	2.0x	9.8x

Houlihan Smith applied the median enterprise value to revenue and enterprise value to EBITDA multiples of the comparable transactions to Holdings’ range of projected 2009 revenue and EBITDA values to determine an enterprise value for Holdings. Houlihan Smith then discounted the indicated enterprise values to the present and added to these values the cash taxes saved, as a result of the NOLs, to conclude a range of enterprise values of $302.0 million to $485.5 million based upon the comparable transactions method.

Houlihan Smith also considered the discounted cash flow method to ascertain the enterprise value under the balance sheet. Houlihan Smith applied the financial projections provided by management to determine the enterprise cash flows of Holdings over the projected period. The financial projections account for synergies that are anticipated to be realized over the projected period as a result of cost-savings related to “Other Cost of Sales”, which affects gross profit margins, and “Curriculum & Evaluation” and “Selling, General & Administration” (including marketing expenses), which affect operating expense margins.

Houlihan Smith determined the reasonableness of the financial projections of Holdings by reviewing the historical performance of Voyager and Cambium on a standalone basis, in addition to the past performance and expected future financial performance of the peer group of Holdings. Generally, Voyager and Cambium have historically maintained positive EBITDA as well as earnings before interest and taxes. The two companies, however, have witnessed fluctuations in profits as a result of the industry and economic environments in which each participate, and Houlihan Smith also took into account particular historical non-operating charges, such as goodwill impairment, lawsuit settlements, and embezzlement.

Houlihan Smith performed sensitivity analyses on the cash flows of Holdings by developing a high case, base case, and low case for the pro forma projected cash flows.

To calculate the enterprise value of Holdings applying the discounted cash flow method, Houlihan Smith determined the present value of Holdings’ enterprise net cash flows by applying a discount rate of 13% to the enterprise net cash flows for each year in the projected period as well as to a terminal enterprise net cash flow value.

Houlihan Smith used a discount rate based on the weighted average cost of capital for Holdings, which was determined by Houlihan Smith by taking into consideration Holdings’ targeted capital structure, the risk-free rate of return for long term United States Treasury securities, rates for the outstanding debt of Holdings, and specific industry and company risks as they relate to Holdings. Houlihan Smith used a build-up method to determine the cost of equity. The 30-year U.S. Treasury Coupon Bond yield of 4.28% was added to the equity risk premium of 5.25% (based on the 2009 Ibbotson Stocks, Bonds, Bills and Inflation Valuation Yearbook), the industry risk premium of -1.81% (based on the 2009 Ibbotson Stocks, Bonds, Bills and Inflation Valuation Yearbook), a size premium of 5.81% (based on the 2009 Ibbotson Stocks, Bonds, Bills and Inflation Valuation Yearbook) and company specific risk of 5.00% (to account for the risk of the future quality of earnings of Holdings). These items result in a cost of equity of 18.53%. Houlihan Smith assumed a cost of debt of 9.64% (based upon the weighted average interest rate of the total debt to be held by Holdings) and a tax rate of 33%, resulting in an after-tax cost of debt of 6.46%. Assuming a capital structure of 55% equity and 45% debt based upon the anticipated capital structure of Holdings, Houlihan Smith determined the weighted average cost of capital was approximately 13.0%.

Financial projections provided by Voyager’s management included projected revenue, operating expenses, depreciation and capital expenditures. After subtracting estimated taxes using a 33% effective tax rate, depreciation was added back and capital expenditures were subtracted in order to calculate net cash flows.

To determine an indicated enterprise value based upon the discounted cash flow method, for each case, Houlihan Smith summed the present value of the net cash flows and the present value of the terminal enterprise net cash flow. To these values, Houlihan Smith applied the present value of cash taxes saved based upon a net operating loss carry forward analysis. Based upon the discounted cash flow method, Houlihan Smith concluded an enterprise value range of $476.9 million to $720.5 million.

Houlihan Smith averaged the indicated enterprise values based upon the guideline public company method, comparable transaction method and discounted cash flow method, for the low, base and high case, to conclude the fair value of Holdings’ enterprise value. Houlihan Smith then added back cash to the enterprise value and reduced the enterprise value by interest-bearing debt, on a pro forma basis, to determine excess capital. Given a positive value for the excess capital in each case (low, base and high), as part of its preliminary conclusions, Houlihan Smith determined, assuming that the mergers will be completed as proposed, on a pro forma basis, after and giving effect to the mergers, that Holdings passed the balance sheet test.

Capital Adequacy and Cash Flow Tests

Houlihan Smith used a “capital adequacy test” to determine whether, on a pro forma basis, after and giving effect to the mergers, Holdings would have an unreasonably small amount of capital for the business in which it is engaged. The capital adequacy test examines whether as of the date of Houlihan Smith’s opinion, immediately after and giving effect to the completion of the mergers, Holdings has sufficient capital to continue normal business operations. This test is often combined with the cash flow test by assuming reasonable business fluctuations from the base case scenario. As part of this analysis, Houlihan Smith considered the following: (i) the extent to which assets exceed liabilities and whether there is sufficient margin to provide an adequate equity cushion; and (ii) the adequacy of Holdings’ capital to provide a safety margin to protect against unplanned asset sales, operational changes or debt restructuring.

The capital adequacy test involved the preparation of cash flow projections for Holdings and an analysis of the debt capacity of Holdings to estimate projected sources of capital to operate its business and an analysis of future capital needs of Holdings. As part of the capital adequacy test, Houlihan Smith compared the future sources of capital to Holdings to the future needs of capital of Holdings. Houlihan Smith also considered the adequacy of Holdings’ capital to provide a safety margin to protect against unplanned asset sales, operational changes or debt restructuring.

Houlihan Smith conducted a “cash flow test” to determine whether, on a pro forma basis, after and giving effect to the mergers, Holdings would be able to pay its respective liabilities as they become due. As part of the cash flow test, Houlihan Smith relied upon Voyager’s management prepared cash flow projections of the repayment of principal by Holdings and analyzed the ability of Holdings to produce free cash flow to meet its respective liabilities. The cash flow test involved a multi-step analysis of Holdings’ financial projections, consisting of the following: (i) an examination of the consistency of the projections with the historical performance of both Voyager and Cambium along with any proposed synergies, current operational and marketing strategies, and the expected operating cost structure and capital structure of Holdings; (ii) a test of the sensitivity of the projections to changes in key variables, including, but not limited to, revenue growth, EBITDA margins, and operating margins; and (iii) a test of the impact on Holdings’ cash flow resulting from possible violations of certain debt covenants. In testing cash flows, Houlihan Smith performed an extensive sensitivity analysis to determine the “safety margin” available to deal with unexpected downturns in Holdings’ ability to generate operating cash flows.

Houlihan Smith performed cash flow and capital adequacy tests, and adjusted the projections downward in Houlihan Smith’s sensitivity analyses to test Holdings’ ability to meet Holdings’ debt obligations as they mature. The tests were applied to the base and low cases.

As part of both the cash flow and capital adequacy tests, Houlihan Smith conducted a sensitivity analysis on certain debt covenants. Specifically, Houlihan Smith evaluated the impact on Holdings’ cash flow resulting from possible violations of certain debt covenants. Houlihan Smith performed sensitivity analyses to the pro forma cash flow projections of Holdings to determine if Holdings would meet requirements of an EBITDA test and leverage ratio test as required by the credit agreements. The sensitivity analyses illustrate that in both the base case and the low case, certain covenants are anticipated to be met. Houlihan Smith noted that, pursuant to the credit agreements, EBITDA for Holdings must meet a minimum value of $25 million on a consolidated basis. As indicated by the low case and base case, Holdings is anticipated to meet the EBITDA requirements of the debt covenants. Houlihan Smith also noted that, pursuant to the credit agreements, a maximum leverage ratio ranging between 6.5 and 4.0 is required to be maintained for 2009 and beyond. Both the low case and base case indicate that Holdings is anticipated to meet the leverage ratio requirements of the debt covenants.

As part of its opinion, Houlihan Smith determined, on a pro forma basis, after and giving effect to the mergers, that Holdings passed the capital adequacy and cash flow tests.

Houlihan Smith employed several analytical methodologies and applied its own experience and judgment in its analysis to arrive at its conclusions as to the solvency of Holdings on a post-transaction basis. On June 20, 2009, Houlihan Smith delivered its oral opinion to Voyager’s board of directors, and subsequently confirmed in writing, to the effect that, as of the date of its opinion, assuming that the mergers will be consummated as proposed, on a pro forma basis, after and giving effect to the mergers:

•	On a pro forma basis, the Fair Value and Present Fair Saleable Value of the assets of Holdings, as applicable, would exceed the sum of its respective probable liabilities, including all Contingent and Other Liabilities, on its respective existing debts as such debts become absolute and matured, following the consummation of the mergers;

•	Holdings and its subsidiaries will be able to pay their respective debts as they become due in the ordinary course of their respective businesses on a consolidated basis;

•	The capital remaining in Holdings and its subsidiaries after the mergers would not be unreasonably small for the respective business in which it is engaged, as Holdings’ management has indicated it is as of the date of the opinion and as Holdings’ management has indicated it is proposed to be conducted following the consummation of the mergers;

•	The Fair Value of Holdings’ assets exceeds the value of its liabilities, including all Contingent and other liabilities, by an amount that is greater than its stated capital amount; and

•	The sum of the assets of Holdings, as applicable, at fair value is greater than all its respective debts at fair valuation.

This summary of Houlihan Smith’s written opinion is qualified in its entirety by reference to the full text of Houlihan Smith’s written opinion, dated June 20, 2009, attached as Annex F to this proxy statement/prospectus. You are urged to, and should, read Houlihan Smith’s written opinion carefully and in its entirety. Houlihan Smith’s written opinion addresses only the solvency of Holdings on a post-transaction basis. The opinion of Houlihan Smith was provided for the information and assistance of Voyager’s board in connection with its consideration of the Voyager merger and the merger agreement and does not constitute a recommendation to any Voyager stockholder as to how to vote or act on the proposed transaction or any other matter to be considered at the Voyager special meeting. The Houlihan Smith opinion and presentation to the Voyager board was one of many factors that the Voyager board took into consideration in making its determination to approve the Voyager merger.

Houlihan Smith is an investment banking firm that, as part of its investment banking business, regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, corporate restructurings, private placements, and for other purposes. Voyager’s board of directors determined to use the services of Houlihan Smith because it is a recognized investment banking firm that has substantial experience in similar matters.

Pursuant to the terms of Houlihan Smith’s engagement letter, Houlihan Smith received a cash fee of $90,000 that is not contingent upon the completion of the proposed mergers. In addition, Voyager agreed to indemnify Houlihan Smith, and any of its employees, agents, officers, directors, shareholders or any other person who controls Houlihan Smith from and against any and all losses, claims, damages and liabilities related to or arising out of the mergers or Houlihan Smith’s performance of services under the engagement letter. Houlihan Smith does not beneficially own any interest in Voyager, Cambium or Holdings and has not provided any such company with any other services.

Interests of Voyager’s Directors and Officers in the Mergers

When considering the recommendation of Voyager’s board of directors with respect to the Voyager merger, you should be aware that some Voyager directors and executive officers have interests that are different from, or in addition to, those of other Voyager stockholders. These interests may present actual or potential conflicts of interest, and these interests, to the extent material, are described below. Voyager’s board of directors was aware of these interests and considered them, among other matters, in approving the Voyager merger and approving and adopting the merger agreement. These potential conflicts of interest include:

•	with respect to the executive officers of Voyager, the receipt of severance, retention, change in control and other payments;

•	the retention of some of the officers of Voyager as officers or employees of Holdings or its subsidiaries;

•	the designation of two officers and one director of Voyager as directors of Holdings;

•	continuation of various indemnification and insurance obligations;

•	the treatment of stock options and stock appreciation rights held by Voyager executive officers and directors at the effective time; and

•	the grant of options to purchase 750,000, 250,000 and 300,000 shares of Holdings common stock under the Holdings 2009 Equity Incentive Plan to Mr. Klausner, Mr. Almond and Mr. Campbell, respectively, at the effective time of the mergers.

Change in Control, Severance, Retention and Other Payments

Surratt Employment Terms.  The employment terms letter, dated May 8, 2009, between Voyager and Richard Surratt, the President and Chief Executive Officer of Voyager, amends and restates the agreement dated February 1, 2007, between Mr. Surratt and Voyager and provides for payments and other benefits if a change in control occurs and if Mr. Surratt’s employment is terminated at any time by Voyager without cause or by Mr. Surratt for good reason. Under the terms of Mr. Surratt’s employment letter, he is entitled to receive:

•	2009 Bonus: If a change in control occurs, and Mr. Surratt is terminated without cause, or terminates his employment for good reason, a pro rata portion of his guaranteed 2009 target annual bonus;

•	Change in Control Payment: If a change in control of Voyager occurs, a change in control payment in an amount equal to 50% of his base salary as in effect immediately prior to the date the payment is made, payable at the earliest of a change in control, termination of employment or December 31, 2009;

•	Severance Benefits: If Mr. Surratt is terminated without cause or resigns for good reason:

•	a lump sum severance payment in an amount equal to the sum of 150% of his then current base salary and an amount equal to accrued but unused vacation days; and

•	until the earlier of two years from the date of termination and the date on which Mr. Surratt commences other employment which offers benefits substantially similar to, or better than, those provided by Voyager to its active employees, continuation in Voyager’s medical, dental and vision plans;

•	SERP Replacement Payment: Payment in lieu of participation in Voyager’s prior supplemental executive retirement plan in an amount equal to 15% of base salary and management bonus; provided that, if Mr. Surratt is terminated for any reason other than by Voyager with cause prior to the end of a calendar year, the payment will be adjusted to reflect his pro-rated salary for the portion of the year employed, and if a change in control occurs, the payment with respect to salary and bonus earned through the date of the change in control will be paid upon the change in control; and

•	280G Payment: If any “golden parachute” excise taxes are triggered by payments made by Voyager to Mr. Surratt in connection with the change in control, a “gross-up” payment to make Mr. Surratt whole for any federal excise tax imposed on any change in control or severance payments or benefits received by Mr. Surratt.

The Voyager merger constitutes a change in control under the terms of Mr. Surratt’s employment letter. It is expected that Mr. Surratt’s employment will terminate upon completion of the mergers, in which case Mr. Surratt will be entitled to receive each of the benefits described above in the following amounts:

Payment	Amount

2009 Bonus(1)	$573,750
Change in Control Payment	337,500
Severance Benefits(2)	1,012,500
SERP Replacement Payment(1)	187,310
280G Payment(3)	3,000,000

Total	$5,111,060

(1)	This amount will be prorated if termination occurs prior to December 31, 2009.

(2)	Represents lump sum severance payment only.

(3)	Estimated potential maximum amount. This amount will be placed in escrow pursuant to the terms of an escrow agreement to be executed at the closing. See “RELATED AGREEMENTS — Escrow Agreement.”

Buchardt Employment Terms.  The employment terms letter, dated May 8, 2009, between Voyager and Todd W. Buchardt, Senior Vice President and General Counsel of Voyager, amends the terms of the letter agreement dated July 13, 2006, between Mr. Buchardt and Voyager. Mr. Buchardt’s employment letter provides that Mr. Buchardt will remain employed by Voyager from the date of the employment letter until the earlier of: (i) the date of Mr. Buchardt’s resignation; and (ii) the date that Voyager terminates Mr. Buchardt’s employment. Mr. Buchardt’s employment agreement provides for payments and other benefits if Mr. Buchardt’s employment is terminated by Voyager without cause or if Mr. Buchardt resigns, which resignation will be deemed to be a resignation for good reason. Under the terms of Mr. Buchardt’s employment terms letter, he is entitled to receive:

•	Severance Benefits: If Mr. Buchardt is terminated without cause or resigns:

•	a lump sum severance payment in an amount equal to 100% of his then current base salary;

•	continuation in Voyager’s medical, dental and vision plans for a period of 18 months; and

•	a “gross-up” payment to cover any taxes imposed on the continuation of benefits, if any, including the tax reimbursement itself;

•	2009 Bonus Payment: If a change in control occurs in 2009 prior to or in connection with Mr. Buchardt’s termination of employment and Mr. Buchardt is not terminated for cause, a lump sum payment equal to the amount of his 2009 target annual bonus, which amount will be pro-rated if Mr. Buchardt resigns without good reason prior to December 31, 2009;

•	Transition Services Payment: If Mr. Buchardt is not terminated for cause, a transition services payment in an amount equal to 50% of his annualized base salary as in effect immediately prior to the date the payment is made, payable at the earlier of termination of employment other than for cause or December 31, 2009;

•	SERP Replacement Payment: Payment in lieu of participation in Voyager’s prior supplemental executive retirement plan in an amount equal to 15% of base salary and management bonus; provided that, if Mr. Buchardt is terminated for any reason other than by Voyager with cause prior to the end of the calendar year, the payment will be adjusted to reflect his pro-rated salary for the portion of the year employed; and

•	280G Payment: If any “golden parachute” excise taxes are triggered by payments made by Voyager to Mr. Buchardt, a “gross-up” payment to make Mr. Buchardt whole for any federal excise tax imposed on any change in control or severance payments or benefits received by Mr. Buchardt.

The Voyager merger constitutes a change in control under the terms of Mr. Buchardt’s employment letter. Mr. Buchardt will be entitled to receive the Severance Benefits, Transition Services Payment and SERP Replacement Payment as described above and, if a change in control occurs in 2009, the 2009 Bonus Payment described above, each in the following amount:

Payment	Amount

Severance Benefits(1)	$296,656
2009 Bonus Payment	148,328
Transition Services Payment	148,328
SERP Replacement Payment(2)	66,747

Total	$660,059

(1)	Represents lump sum severance payment only.

(2)	This amount will be prorated if termination occurs prior to December 31, 2009.

Klausner Employment Terms.  The employment agreement, dated April 9, 2009, between Voyager and Ronald Klausner, President of Voyager Expanded Learning, was amended on August 13, 2009, by an amendment dated as of August 7, 2009, to, among other things, assign such agreement to Holdings at the effective time, and provide for payments and other benefits upon a change in control or if Mr. Klausner’s employment is terminated by the employer without cause or by Mr. Klausner for good reason. Under the terms of Mr. Klausner’s employment letter, as amended, he is entitled to receive:

•	2009 Change in Control Bonus Payment: If the mergers are completed and Mr. Klausner has not been terminated for cause or resigned other than for good reason for a period of six months following the effective time, a payment in an amount equal to $751,906;

•	Change in Control Payment: If the mergers are completed and Mr. Klausner has not been terminated for cause or resigned other than for good reason for a period of six months following the effective time, a payment in an amount equal to $805,612;

•	Retention Bonus: If the mergers are completed and Mr. Klausner has not been terminated for cause or resigned other than for good reason for a period of one year following the effective time, a payment in an amount equal to $268,538;

•	Regular Severance Benefits: If Mr. Klausner is terminated without cause or resigns for good reason:

•	after the effective time and prior to December 31, 2010, a payment equal to the greater of (i) 100% of his base salary or (ii) his target bonus for 2010; plus until the earlier of 18 months from the date of termination and the date on which Mr. Klausner commences other employment which offers benefits substantially similar to, or better than, those provided by Voyager to its active employees, continuation in Voyager’s medical, dental and vision plans; or

•	on or after January 1, 2011, salary continuation for a period of one year plus a pro rata portion of his annual bonus; plus, for 18 months from the date of termination, continuation in Voyager’s medical, dental and vision plans;

•	280G Payment: If any “golden parachute” excise taxes are triggered by payments made to Mr. Klausner in connection with the change in control, a “gross-up” payment to make Mr. Klausner whole for any federal excise tax imposed on any change in control or severance payments or benefits received by Mr. Klausner;

•	Conversion of SARs: Mr. Klausner holds stock appreciation rights, or SARs, relating to 300,000 shares of Voyager. At the effective time, 100,000 of Mr. Klausner’s SARs will be terminated and 200,000 SARs, all of which were vested as of April 24, 2009, will be equitably adjusted to become fully vested SARs of Holdings; and

•	Award under Holdings 2009 Equity Incentive Plan: At the closing of the mergers, Mr. Klausner will be granted options to purchase 750,000 shares of Holdings common stock under Holdings’ 2009 equity incentive plan, which we refer to as the 2009 Incentive Plan. For more information, see “MANAGEMENT OF HOLDINGS FOLLOWING THE MERGERS — Holdings Employment Agreements.”

If the mergers are completed and Mr. Klausner has not been terminated for cause or resigned other than for good reason for a period of six months following the effective time, he will be entitled to receive the 2009 Change in Control Bonus Payment and the Change in Control Payment and, in the case of the Retention Bonus, if Mr. Klausner has not been terminated for cause or resigned other than for good reason for a period of one year following the effective time, in each case as described above and in the following amounts:

Payment	Amount

2009 Change in Control Bonus Payment	$751,906
Retention Bonus	268,538
Change in Control Payment	805,612

Total	$1,826,056

Almond Employment Terms.  The employment terms letter, dated June 19, 2009, between Voyager and Bradley C. Almond, Chief Financial Officer of Voyager, provides for payments and other benefits upon a change in control or if Mr. Almond’s employment is terminated by the company without cause or by Mr. Almond for good reason at any other time. Under the terms of Mr. Almond’s employment letter, he is entitled to receive:

•	Acceleration of Long-Term Incentive Plan Awards: Mr. Almond’s employment terms letter provides for a cash Long Term Incentive Plan, or LTIP, award equal to $100,000 payable November 14, 2009 and $45,000 payable November 14, 2010, provided that he does not voluntarily terminate his employment without good reason prior to such payment dates;

•	Termination Without Cause LTIP Payment: If Mr. Almond is terminated without cause, any unpaid amounts under the LTIP will become immediately payable; and

•	Change in Control LTIP Payment: If a change in control occurs, all outstanding LTIP payment awards will accelerate and become due upon a change in control;

•	Regular Severance Benefits: If Mr. Almond is terminated without cause or resigns for good reason at any time:

•	salary continuation in an amount equal to the sum of his then current base salary for 12 months and an amount equal to accrued but unused vacation days; and

•	until the earlier of 12 months from the date of termination and the date on which Mr. Almond commences other employment which offers benefits substantially similar to, or better than, those provided by Voyager to its active employees, continuation in Voyager’s medical, dental and vision plans; and

•	Change in Control Bonus Payment: If a change in control occurs in 2009 and (i) Mr. Almond continues employment with Voyager, a successor or an affiliate through March 1, 2010; or (ii) Mr. Almond is terminated without cause or resigns for good reason prior to March 1, 2010, a change in control bonus payment in the amount of $200,000 is payable on March 1, 2010.

The Voyager merger constitutes a change in control under the terms of Mr. Almond’s employment letter. If a change in control occurs and Mr. Almond is employed by Voyager, Mr. Almond will be entitled to any LTIP Payment not yet made, and if a change in control occurs on or before December 31, 2009, and Mr. Almond either continues employment with Holdings through March 1, 2010 or is terminated without cause or resigns for good reason prior to that date, he will be entitled to receive the Change in Control Bonus Payment described above, each in the following amount:

Payment	Amount

LTIP Payment(1)	$145,000
Change in Control Bonus Payment	200,000

Total	$345,000

(1)	Represents amount to be paid if a change in control occurs prior to November 14, 2009 and no LTIP payment has previously been made.

Campbell Employment Terms.  The employment terms letter, dated March 3, 2009, between Voyager Expanded Learning and John Campbell, Chief Operating Officer of Voyager Expanded Learning, provides for payments and other benefits upon a change in control or if Mr. Campbell’s employment is terminated by the company without cause prior to December 31, 2009. Under the terms of Mr. Campbell’s employment letter, he is entitled to receive:

•	Change in Control Bonus Payment: If a change in control occurs in 2009 and (i) Mr. Campbell continues employment with Voyager, a successor or an affiliate through March 1, 2010; or (ii) Mr. Campbell is terminated without cause prior to March 1, 2010, a change in control bonus payment in the amount of $265,000; and

•	Enhanced Severance Benefits: If Mr. Campbell is terminated without cause prior to December 31, 2009:

•	continuation of his then current base salary for one year; and

•	until the earlier of 12 months from the date of termination and the date on which Mr. Campbell commences other employment which offers benefits substantially similar to, or better than, those provided by Voyager to its active employees, continuation in Voyager’s medical, dental and vision plans.

The Voyager merger constitutes a change in control under the terms of Mr. Campbell’s employment letter. If a change in control occurs on or before December 31, 2009, and Mr. Campbell either continues employment through March 1, 2010 or is terminated without cause prior to that date, he will be entitled to receive the Change in Control Bonus Payment in the amount of $265,500.

Employment Following the Mergers

Following the mergers, Mr. Klausner will serve as Chief Executive Officer of Holdings, Mr. Almond will serve as Chief Financial Officer of Holdings, Mr. Campbell will serve as Senior Vice President and the President of the Cambium Learning Technologies business unit of Holdings and Mr. Buchardt will serve as General Counsel of Holdings. No executive officer of Voyager other than Mr. Klausner has entered into a separate employment agreement with Holdings.

Holdings Directors

Pursuant to the terms of the merger agreement, Voyager will designate four members of the Holdings board of directors, three of whom will be Richard Surratt, Ronald Klausner and Frederick J. Schwab. Mr. Surratt and Mr. Klausner are currently executive officers of Voyager and Mr. Schwab is currently a director of Voyager. Directors who serve on the board of directors of Holdings are expected to be compensated for their service in that capacity in accordance with a customary director compensation policy. For more information, see “MANAGEMENT OF HOLDINGS FOLLOWING THE MERGERS.”

Indemnification and Insurance

For a period that extends until the statute of limitations expires with respect to claims against the present and former officers and directors of Voyager and its subsidiaries, Holdings is required to indemnify those persons against all liabilities and costs (including attorneys’ fees) arising out of actions or omissions occurring at or before the effective time (including the execution of the merger agreement) to the full extent permitted by Delaware law and the certificates of incorporation and by-laws of Voyager and its subsidiaries. Subject to various limitations described in the merger agreement, Holdings and Cambium have also agreed, on behalf of themselves and certain of their subsidiaries, to accept the contractual obligations of Voyager and its subsidiaries (to the extent that these obligations exist) under their respective certificates of incorporation and by-laws to provide exculpation from liability, indemnification and advancement of expenses with respect to their officers, directors, employees and agents.

The merger agreement contemplates that before the effective time, Voyager will purchase a six-year prepaid tail policy to cover claims under its then-existing directors’ and officers’ insurance policies and its then existing fiduciary liability insurance policies arising out of or pertaining to any action or omission occurring on or before the effective time, all on terms which, subject to various exceptions set forth in the merger agreement, will be no less favorable than the insurance then maintained in effect by Voyager. Excess insurance policies to be provided by Voyager may be used to provide coverage in place of any insolvent underlying insurer.

Stock Option and Stock Appreciation Rights Ownership

In addition to the interests of Voyager’s directors and officers described above, which may be different from, or in addition to, the interests of other Voyager stockholders, many of the directors and officers of Voyager own options to purchase Voyager common stock. Under the merger agreement, Voyager will make reasonable efforts to terminate all outstanding options to acquire Voyager common stock prior to completion of the mergers. Any options to purchase Voyager common stock that have not been terminated will, upon completion of the mergers, be converted into options to acquire shares of Holdings common stock, on the same terms and conditions that applied to the Voyager stock options including the exercise price, specified in the related Voyager equity awards. Voyager directors and executive officers will be entitled to the same rights as other option holders with respect to these ownership interests. Mr. Klausner holds SARs relating to 300,000 shares of Voyager common stock. No other director, officer or employee of Voyager holds any SARs.

Pursuant to the terms of Mr. Klausner’s SAR, vesting of his SAR will fully accelerate on occurrence of a change in control of Voyager if Mr. Klausner remains continuously employed until the change in control occurs. Pursuant to Mr. Klausner’s employment agreement, as amended, at the effective time, 100,000 of Mr. Klausner’s SARs will terminate and 200,000 of Mr. Klausner’s Voyager SARs, all of which were vested as of April 24, 2009, will convert into fully vested SARs relating to 200,000 shares of Holdings common stock.

In addition, certain executive officers of Voyager who will be serving as executive officers of Holdings following the mergers are expected to be granted, at the effective time, options to purchase shares of Holdings common stock under the 2009 Incentive Plan. Specifically, (i) Ronald Klausner, President of Voyager Expanded Learning, Inc., is expected to be granted options to purchase 750,000 shares of Holdings common stock, (ii) John Campbell, Chief Operating Officer of Voyager Expanded Learning, Inc., is expected to be granted options to purchase 300,000 shares of Holdings common stock, and (iii) Bradley C. Almond, Chief Financial Officer of Voyager, is expected to be granted options to purchase 250,000 shares of Holdings common stock. Other than these option awards, the Holdings board of directors has not yet made any determinations with respect to options to be granted to executive officers of Voyager, although the board may grant additional options in the future.

Interests of Cambium’s Directors and Officers in the Mergers

When considering the recommendation of the Cambium board of directors with respect to the Cambium merger, you should be aware that the executive officers of Cambium’s operating subsidiary, Cambium Learning, and Cambium’s directors have interests that are different from, or in addition to, those of the Cambium stockholder. These interests may present actual or potential conflicts of interest, and these interests, to the extent material, are described below. Cambium’s board of directors was aware of these interests and considered them, among other matters, in approving the Cambium merger and approving and adopting the merger agreement. These potential conflicts of interest include:

•	the retention of some of the officers of Cambium Learning as officers or employees of Holdings or its subsidiaries;

•	the designation of an officer of Cambium Learning and all of the directors of Cambium as directors of Holdings; and

•	the treatment of interests held by Cambium Learning’s officers in the Cambium Learning management incentive plan at the effective time of the mergers.

Employment Following the Mergers

Following the mergers, David Cappellucci, Cambium Learning’s Chief Executive Officer, will serve as President of Holdings, George Logue, Cambium Learning’s Executive Vice President, will serve as an Executive Vice President and the President of the Supplemental Solutions business unit of Holdings, and Alex Saltonstall, the General Manager of Cambium Learning Technologies, will continue to serve in that capacity. None of Mr. Cappellucci, Mr. Logue or Mr. Saltonstall are entitled to receive any payment upon the completion of the mergers. For more information, see “CAMBIUM EXECUTIVE COMPENSATION — 2008 Potential Payments Upon Termination or a Change in Control” on page 240.

Mr. Cappellucci is currently employed by Cambium Learning pursuant to an employment agreement dated April 12, 2007. In connection with the transactions contemplated by the mergers, on June 26, 2009, Mr. Cappellucci entered into an amendment to his employment agreement with Holdings and Cambium Learning pursuant to which, among other things, at the effective time of the mergers, he agreed to assign his employment agreement, as amended, to Holdings. Pursuant to the terms of this amendment, Mr. Cappellucci will serve as the President of Holdings. For more information see “MANAGEMENT OF HOLDINGS FOLLOWING THE MERGERS — Holdings Employment Agreements” on page 175. No executive officer of Cambium, other than Mr. Cappellucci, has entered into a separate employment agreement with Holdings. Mr. Logue is currently party to an employment agreement with Cambium Learning. Mr. Saltonstall and Mr. Logue may enter into agreements with Holdings in the future that provide for compensation, severance and other benefits commensurate with their new positions, as determined by the board of directors of Holdings. For more information, see “CAMBIUM EXECUTIVE COMPENSATION” on page 239.

Holdings Directors

Pursuant to the terms of the merger agreement, Cambium will designate five members of the Holdings board of directors, two of which will be Jeffrey T. Stevenson and Scott J. Troeller, current directors of Cambium, one of which will be Mr. Cappellucci and the remainder of which will be designated by Cambium. Pursuant to Mr. Cappellucci’s employment agreement, as amended, for so long as Mr. Cappellucci remains employed by Holdings as President or Vice Chairman, as the case may be, he will be nominated for election to the Holdings board of directors; provided, that, continuing service as a director will remain subject to election by the stockholders of Holdings and in accordance with Holdings’ governance policies and applicable law. Non-employee directors who serve on the board of directors of Holdings are expected to be compensated for their service in that capacity in accordance with a customary director compensation policy. For more information, see “MANAGEMENT OF HOLDINGS FOLLOWING THE MERGERS” on page 157.

Management Incentive Plan

In addition to the interests of Cambium’s directors and certain executive officers of Cambium Learning described above, which may be different from, or in addition to, the interests of the Cambium stockholder, certain employees of Cambium Learning, including Mr. Cappellucci, own interests in VSS-Cambium Management, LLC that were previously granted to such persons as part of a management incentive program, which we refer to as the MIP. VSS-Cambium Management, LLC currently owns a profits-only interest in VSS-Cambium Holdings, LLC. It is contemplated that prior to the effective time of the mergers, VSS-Cambium Management, LLC will cease to be a member of VSS-Consonant Holdings, LLC and will become a member of VSS-Cambium Holdings III, LLC, after which VSS-Cambium Management, LLC and the participants in the MIP will only own a profits-only interest in VSS-Cambium Holdings III, LLC and will no longer have a profits interest in, or any right to allocations or distributions from, VSS-Cambium Holdings, LLC. It is further contemplated that upon closing of the mergers, the interests of plan participants in the MIP will terminate. In connection with the closing of the mergers, in order to provide certain of such participants with equity incentive compensation in the combined company, these participants may be granted stock options under the 2009 Incentive Plan.

In addition, certain executive officers of Cambium Learning who will be serving as executive officers of Holdings following the mergers are expected to be granted options to purchase shares of Holdings common stock under the 2009 Incentive Plan at the effective time. Specifically, (i) David Cappellucci, Chief Executive Officer of Cambium Learning, is expected to be granted options to purchase 600,000 shares of Holdings common stock, and (ii) George Logue, Executive Vice President of Cambium Learning, is expected to be granted options to purchase 250,000 shares of Holdings common stock. Other than these option awards, the Holdings board of directors has not yet made any determinations with respect to options to be granted to executive officers of Cambium Learning, although the board may grant additional options in the future.

Financing

Immediately following the Voyager merger, Cambium Learning will acquire one of Voyager’s operating subsidiaries, Voyager Expanded Learning, Inc., as a “Permitted Acquisition” under Cambium Learning’s senior secured and senior unsecured credit agreements. Cambium Learning will acquire all of the capital stock of Voyager Expanded Learning, thereby making it a wholly owned subsidiary of Cambium Learning and, as such, it will become a subsidiary guarantor pursuant to the credit agreement. Cambium Learning will pay to Voyager aggregate consideration of $75 million, consisting of approximately $10 million to $15 million in cash drawn from the revolving loans under the senior secured credit agreement and the issuance of approximately $60 million to $65 million in equity by VSS-Cambium Holdings IV, LLC, an indirect wholly owned subsidiary of Cambium. See “THE MERGERS — Diagrams — Transfer of Voyagers Subsidiaries.” Holdings believes that this acquisition is structured within the credit agreement’s “Permitted Acquisition” rules, and no additional financing for this acquisition or for the mergers is presently anticipated other than $25 million in cash which

Cambium’s sole stockholder will contribute to Holdings immediately prior to the effective time. The lenders under both credit agreements have ratified and approved this acquisition pursuant to the amendments. See “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR CAMBIUM — Liquidity and Capital Resources — Long-Term Debt” on page 229.

Regulatory Approvals

Under the HSR Act and the rules promulgated under the HSR Act by the Federal Trade Commission, the mergers cannot be completed until the companies have made required notifications, provided certain information and materials to the Federal Trade Commission, or FTC, and the Antitrust Division of the U.S. Department of Justice and the specified waiting period requirements have expired or been terminated. Cambium and Voyager filed the required notification and report forms with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice on July 9, 2009. The FTC announced on July 20, 2009 that the waiting period was terminated, effective immediately, thus completing the HSR review of the mergers.

Appraisal Rights

In connection with the Voyager merger, record holders of Voyager common stock who comply with the requirements of Section 262 of the DGCL, which we refer to as Section 262, will be entitled to appraisal rights if the Voyager merger is completed. Under Section 262, as a result of completion of the Voyager merger, holders of shares of Voyager common stock with respect to which appraisal rights are properly demanded and perfected and not withdrawn or lost are entitled, in lieu of receiving the Voyager merger consideration, to have the fair value of their shares at the effective time of the Voyager merger (exclusive of any element of value arising from the accomplishment or expectation of the mergers), together with a fair rate of interest, if any, determined by the Delaware Court of Chancery and paid to them in cash by complying with the provisions of Section 262. Voyager is required to send a notice to that effect to each stockholder not less than 20 days prior to the Voyager special meeting. A copy of Section 262 must be included with the notice. This proxy statement/prospectus constitutes notice to you of the availability of appraisal rights in connection with the Voyager merger, and a copy of Section 262 is attached as Annex B to this proxy statement/prospectus.

The following is a brief summary of the material provisions of Section 262, which sets forth the procedures for demanding appraisal rights. This summary is qualified in its entirety by reference to Section 262. Failure to precisely follow any of the statutory procedures set forth in Section 262 may result in a loss of your appraisal rights.

Stockholders of record who desire to exercise their appraisal rights must satisfy all of the conditions set forth in Section 262 and described below.

A stockholder who desires to exercise appraisal rights must (1) not vote in favor of the adoption of the merger agreement and (2) deliver a written demand for appraisal of the stockholder’s shares to Voyager before the vote on the adoption of the merger agreement at the Voyager special meeting.

A demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as the stockholder’s name appears on the certificates representing shares of Voyager common stock. Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Voyager. The beneficial holder must, in these cases, have the stockholder of record, such as a broker, bank or other nominee, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand must be executed by the fiduciary. If shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by all joint owners. An authorized agent, including an agent of two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose that, in exercising the demand, the agent is acting as agent for the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the effective time of the Voyager merger.

A record owner, such as a broker, who holds shares as a nominee for others may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which the holder is the record owner. In that case, the written demand must set forth the number of shares covered by the demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares outstanding in the name of the record owner.

Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the vote on the adoption of the merger agreement at the Voyager special meeting. A holder of shares held in “street name” who desires appraisal rights with respect to those shares must take all actions that may be necessary to ensure that a timely and proper demand for appraisal is made by the record owner of the shares. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depositary. Any holder of shares desiring appraisal rights with respect to shares held through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder. The stockholder should instruct the firm, bank or institution that the demand for appraisal must be made by the record holder of the shares, which might be the nominee of a central security depositary if the shares have been so deposited.

If you hold your shares of Voyager common stock in a brokerage account or in other nominee form and you wish to exercise appraisal rights, you should consult with your broker or the other nominee to determine the appropriate procedures for the making of a demand for appraisal by the broker or other nominee.

As required by Section 262, a demand for appraisal must be in writing and must reasonably inform Voyager of the identity of the record holder (which might be a nominee as described above) and of the holder’s intention to seek appraisal of the holder’s shares.

Stockholders of record who elect to demand appraisal of their shares must mail or deliver their written demand to: Voyager Learning Company, 1800 Valley View Lane, Suite 400, Dallas, Texas, 75234, Attention: Public and Investor Relations. The written demand for appraisal should specify the stockholder’s name and mailing address and that the stockholder is demanding appraisal of the stockholder’s shares. The written demand must be received by Voyager prior to the Voyager special meeting. Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the proposal to adopt the merger agreement will alone suffice to constitute a written demand for appraisal within the meaning of Section 262. In addition, the stockholder must not vote the stockholder’s shares of common stock in favor of the adoption of the merger agreement. Because a signed proxy that does not contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the adoption of the merger agreement or abstain from voting on the adoption of the merger agreement.

Within 120 days after the effective time of the Voyager merger, but not thereafter, either the surviving corporation in the Voyager merger or any stockholder who has timely and properly demanded appraisal of the stockholder’s shares and who has complied with the requirements of Section 262 and is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of all stockholders who have properly demanded appraisal.

Within 120 days after the effective time of the Voyager merger, any stockholder who has complied with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the merger agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of those shares. The written statement will be mailed to the requesting stockholder within ten days after the written request is received by the surviving corporation or within ten days after expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing, a person who is the beneficial owner of shares of common stock held either in a voting trust or by a nominee on behalf of the person may, in the person’s own name, file a petition or request from the surviving corporation the written statement described in this paragraph.

Upon the filing of a petition for appraisal by a stockholder, service of a copy of the petition will be made upon the surviving corporation. If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice is provided to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

After the Court of Chancery determines the stockholders entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the proceeding, the Court of Chancery will determine the “fair value” of the shares of common stock, exclusive of any element of value arising from the accomplishment or expectation of the mergers, together with interest, if any, to be paid on the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective time of the Voyager merger through the date of payment of the judgment will be compounded quarterly and will accrue at five percent over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time of the Voyager merger and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that in making this determination of fair value the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation.” The Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” However, the Delaware Supreme Court noted that Section 262 provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.”

Stockholders considering seeking appraisal should bear in mind that the fair value of their shares determined under Section 262 could be more than, the same as, or less than the Voyager merger consideration they are entitled to receive pursuant to the merger agreement if they do not seek appraisal of their shares, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262.

The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and assessed among the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a stockholder seeking appraisal rights, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by the stockholder in connection with the appraisal proceeding, including, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses.

No petition timely filed in the Delaware Court of Chancery demanding appraisal will be dismissed as to any stockholders without the approval of the Delaware Court of Chancery, and that approval may be conditioned upon any terms the Delaware Court of Chancery deems just; provided, however, that at any time within 60 days after the effective time of the Voyager merger, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party has the right to withdraw the stockholder’s demand for appraisal and to accept the Voyager merger consideration to which the stockholder is entitled pursuant to the merger agreement by delivering to the surviving corporation a written withdrawal of the demand for appraisal. However, any attempt to withdraw the demand for appraisal made more than 60 days after the effective time of the Voyager merger will require written approval of the surviving corporation. If the surviving corporation does not approve a request to withdraw a demand for appraisal when that approval is required, or, except with respect to any stockholder who withdraws the stockholder’s right to appraisal in accordance with the proviso above regarding the withdrawal of the demand for appraisal, if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any appraisal proceeding, which value could be less than, equal to or more than the Voyager merger consideration being offered pursuant to the merger agreement.

If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the Voyager merger, stockholders’ rights to appraisal will cease and all stockholders will be entitled only to receive the Voyager merger consideration provided for in the merger agreement. Inasmuch as the parties to the merger agreement have no obligation to file such a petition, and have no present intention to do so, any stockholder who desires that a petition be filed is advised to file it on a timely basis.

The foregoing is a brief summary of Section 262 that sets forth the procedures for demanding statutory appraisal rights. This summary is qualified in its entirety by reference to Section 262, a copy of the text of which is attached as Annex B to this proxy statement/prospectus. Failure to timely and properly comply with all the procedures set forth in Section 262 will result in the loss of a stockholder’s statutory appraisal rights. For more information about stockholder voting, see “THE SPECIAL MEETING OF VOYAGER STOCKHOLDERS” on page 48.

In view of the complexity of Section 262, stockholders who may wish to dissent from the Voyager merger and pursue appraisal rights should consult their legal advisors.

Listing on the NASDAQ Global Market of Holdings Shares Issued Pursuant to the Mergers

Under the terms of the merger agreement, Holdings has applied to have its common stock, including those shares to be issued in connection with the mergers, listed on the NASDAQ Global Market. However, the listing of Holdings’ common stock on the NASDAQ Global Market is not a condition to the completion of the mergers. Holdings’ common stock currently is not traded or quoted on a stock exchange or quotation system.

Deregistration of Voyager Common Stock after the Mergers

Voyager common stock is quoted on the Pink Sheets under the symbol “VLCY.PK.” When the mergers described in this proxy statement/prospectus are completed, the Voyager common stock currently quoted on the Pink Sheets will cease to be quoted on the Pink Sheets and will be deregistered under the Exchange Act.

Material U.S. Federal Income Tax Consequences of the Mergers

The following discussion of the U.S. federal income tax consequences of the mergers represents the opinions of Lowenstein Sandler PC and McDermott Will & Emery LLP as to the material U.S. federal income tax consequences of the mergers to U.S. Holders (as defined below) of Voyager common stock who hold such stock as a capital asset. The discussion is based on the Internal Revenue Code of 1986, as amended, which we refer to as the Code or as the Internal Revenue Code, the Treasury Regulations thereunder, and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect.

For purposes of this discussion, the term “U.S. Holder” means:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or any of its political subdivisions;

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership holds Voyager common stock, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A partnership, or a U.S. Holder that is a partner in a partnership, holding Voyager common stock should consult its tax advisor regarding the tax treatment of the mergers.

This discussion is not a complete description of all of the tax consequences of the mergers and, in particular, may not address U.S. federal income tax considerations applicable to stockholders who are subject to special treatment under U.S. federal income tax law — including, for example, persons who are not U.S. Holders, expatriates or other former long-term residents of the U.S., financial institutions, dealers in securities, traders of securities that elect the mark-to-market method of accounting for their securities, insurance companies or tax-exempt entities, 401(k) and other tax-free qualified plans, holders who acquired Voyager common stock pursuant to the exercise of an employee stock option or right or otherwise as compensation, holders who hold Voyager common stock as part of a hedge, straddle, conversion or constructive sale transaction, holders whose functional currency is not the U.S. dollar, and holders who are subject to the alternative minimum tax. This discussion does not address the tax consequences to any person who actually or constructively owns 5% or more of Voyager common stock or any person who actually or constructively owns both Voyager common stock and Cambium common stock. Also, this discussion does not address U.S. federal income tax considerations applicable to holders of options or warrants to purchase Voyager or Holdings common stock, or holders of debt instruments convertible into Voyager common stock. In addition, no information is provided herein with respect to the tax consequences of the mergers under applicable state, local or non-U.S. laws, U.S. law other than income tax laws, or under any proposed Treasury Regulations that have not taken effect as of the date of this proxy statement/prospectus.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS ARE COMPLEX. HOLDERS OF VOYAGER COMMON STOCK ARE URGED TO CONSULT WITH THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE MERGERS TO THEM AND THE OWNERSHIP OF THE CONTINGENT VALUE RIGHTS ISSUED PURSUANT TO THE MERGERS, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE AND LOCAL, FOREIGN AND OTHER TAX LAWS.

The obligation of Cambium to complete the mergers is conditioned on the receipt of an opinion from its tax counsel, Lowenstein Sandler PC, dated the effective date of the mergers, that the mergers, taken together, will be treated for U.S. income tax purposes as a transaction described in Section 351 of the Code. The obligation of Voyager to complete the mergers is conditioned on the receipt of an opinion from its tax counsel, McDermott Will & Emery, LLP, dated the effective date of the mergers, that the mergers, taken together, will be treated for U.S. income tax purposes as a transaction described in Section 351 of the Code. In addition, in connection with the mailing of this document to U.S. Holders of Voyager common stock, each of Lowenstein Sandler PC and McDermott Will & Emery, LLP has delivered an opinion to the same effect as the opinions described above, which opinions are executed and filed with the SEC as Exhibit 8.1 and Exhibit 8.2, respectively, to the registration statement. These opinions, which we refer to as the tax opinions, are subject to customary qualifications and assumptions, including that the mergers will be completed according to the terms of the merger agreement. In rendering the tax opinions, each counsel has required and will rely upon factual representations and covenants, including those contained in the certificates of officers of Cambium, Voyager and Holdings and others, which factual representations and covenants must remain true and accurate as of the effective time of the mergers. If any of the factual representations, covenants or assumptions upon which the tax opinions are based is inaccurate, the U.S. federal income tax consequences of the mergers could differ from those described in the tax opinions. The tax opinions are not binding on the IRS or the courts, and the parties have not and do not intend to request a ruling from the IRS with respect to the mergers. Accordingly, there can be no assurance that the IRS will not challenge any of the conclusions reflected in the tax opinions or that a court will not sustain such a challenge.

Federal Income Tax Consequences to U.S. Holders of Voyager Common Stock

As a result of the mergers, taken together, being treated as an exchange described in Section 351 of the Code, U.S. Holders of Voyager common stock will be subject to the following tax consequences:

Exchange of Voyager Common Stock Solely for Cash and CVRs.  A U.S. Holder of Voyager common stock who exchanges Voyager common stock solely for cash and CVRs will generally recognize gain or loss equal to the difference between (i) the sum of (x) the total amount of cash received pursuant to the merger agreement and (y) the fair market value of the CVRs received, and (ii) the U.S. Holder’s adjusted tax basis in the Voyager common stock surrendered.

Exchange of Voyager Common Stock for a Combination of Holdings Common Stock, Cash and CVRs.  The material U.S. federal income tax consequences to U.S. Holders of Voyager common stock who receive Holdings common stock, cash and CVRs pursuant to the merger agreement are determined under Section 351 of the Code which, in general, results in the following:

•	gain will be recognized on the exchange of Voyager common stock for Holdings common stock, CVRs and cash pursuant to the merger agreement equal to the lesser of:

•	the excess of the sum of the fair market value of the Holdings common stock, the cash and the fair market value of the CVRs received pursuant to the merger agreement by such U.S. Holder over the U.S. Holder’s adjusted tax basis in the Voyager common stock surrendered pursuant to the merger agreement, and

•	the sum of the fair market value of the CVRs and the amount of cash received by the U.S. Holder pursuant to the merger agreement;

•	no loss will be recognized by a U.S. Holder of Voyager common stock who receives Holdings common stock pursuant to the merger agreement;

•	the aggregate adjusted basis of the Holdings common stock received pursuant to the merger agreement by a U.S. Holder of Voyager common stock will be equal to the aggregate adjusted basis of the Voyager common stock surrendered by a U.S. Holder of Voyager common stock, reduced by the fair market value of the CVRs and the amount of cash received pursuant to the merger agreement and increased by any amount of gain that the U.S. Holder of Voyager common stock recognizes with respect to the transaction;

•	the holding period of the Holdings common stock received pursuant to the merger agreement by a U.S. Holder of Voyager common stock will include the holding period of the Voyager common stock exchanged for that Holdings common stock; and

•	in the case of a U.S. Holder who acquired different blocks of Voyager common stock at different times and at different prices, any gain or loss will be determined separately with respect to each block of Voyager common stock, and the sum of the fair market value of the CVRs and the amount of cash received will be allocated pro rata to each such block of stock; any such U.S. Holder should consult with its tax advisor regarding the manner in which the above rules would apply to such U.S. Holder.

Federal Income Tax Consequences Associated with the CVRs

There is substantial uncertainty as to the tax treatment of the CVRs and U.S. Holders of Voyager common stock are urged to consult with their tax advisors as to the particular tax consequences to them of the receipt and ownership of the CVRs. This analysis and the analysis above assumes that the CVRs are not eligible for “open transaction” treatment or the installment method of reporting and, accordingly, that the fair market value of the CVRs must be included as part of the merger consideration on the date on which the mergers are completed.

Consistent with that treatment, a U.S. Holder’s initial tax basis in a CVR received pursuant to the merger agreement will equal the fair market value of the CVR on the date of the mergers, and the holding period for the CVR will begin on the day following the date of the mergers. Although not entirely clear, as payments are received with respect to the CVRs, a portion of each payment will likely be characterized for U.S. federal income tax purposes as “interest” which will be taxable to the U.S. Holder of the CVR as ordinary income. The portion treated as interest will equal the excess of the total amount of the payment received over its present value at the effective time of the mergers, calculated using the applicable federal rate as the discount rate. The applicable federal rate is a rate reflecting an average of market yields on Treasury debt obligations for different ranges of maturities that is published monthly by the Internal Revenue Service. The relevant applicable federal rate will be the lower of the lowest applicable federal rate in effect during the period from April 1, 2009 through June 30, 2009 or the lowest applicable federal rate in effect during the 3-month period ending with the month that includes the date of the completion of the mergers. The portion of each payment received that is not treated as interest will be treated as “principal” and applied against the U.S. Holder’s tax basis in the CVR, with any amount in excess of basis taxable to the holder as capital gain. To the extent that the ultimate amount paid with respect to the CVR that is treated as principal is less than the U.S. Holder’s tax basis in the CVR, the U.S. Holder will treat the difference as a capital loss.

Although less likely, it is possible that cash method holders of Voyager common stock may be permitted to treat the receipt of the CVRs as pursuant to an “open transaction.” In that case, a U.S. Holder would not take into account the fair market value of the CVRs in determining such U.S. Holder’s taxable gain, as described above, but rather would recognize gain, if at all, only as payments with respect to the CVRs are made. A portion of each payment received by a U.S. Holder would be characterized as interest as described in the preceding paragraph. However, because, under this approach, a U.S. Holder would not have a tax basis in the CVRs, the portion of each payment received that is not characterized as interest would be treated as capital gain.

Due to the substantial uncertainty regarding the tax treatment of the CVRs, U.S. Holders of Voyager common stock should consult their tax advisors concerning the recognition of gain, if any, resulting from the receipt and ownership of the CVRs.

Cash Instead of Fractional Shares

Holdings intends to take the position that receipt of cash instead of a fractional share of Holdings common stock by a U.S. Holder of Voyager common stock may be treated as cash received in exchange for Voyager common stock as described above. It is possible, however, that the receipt of cash instead of fractional shares may be treated as if the U.S. Holder received the fractional shares pursuant to the merger agreement and then received the cash in a redemption of the fractional shares, in which case such U.S. Holder should generally recognize gain or loss equal to the difference between the amount of the cash received instead of the fractional shares and such U.S. Holder’s tax basis allocable to such fractional shares.

Taxation of Capital Gain or Loss

Gain or loss recognized by a U.S. Holder pursuant to the merger agreement will generally constitute capital gain or loss, and any such capital gain or loss will constitute long-term capital gain or loss if such U.S. Holder’s holding period is greater than one year as of the date of the completion of the mergers. For non-corporate U.S. Holders, this long-term capital gain generally will be taxed at a maximum U.S. federal income tax rate of 15%. The deductibility of capital losses is subject to limits.

Loss Limitations

In general, the rules of Section 382 of the Code apply to limit a corporation’s ability to utilize existing net operating loss (“NOL”) carryovers once the corporation experiences an “ownership change.” An “ownership change” occurs when the percentage of stock held by five-percent shareholders increases by more than fifty percentage points during a prescribed testing period.

As a result of the mergers, the stock ownership of Voyager will change to such an extent as to cause its NOL carryovers to be subject to limitation under Section 382 of the Code. It is not expected that the mergers alone will cause the NOL carryovers of Cambium to be subject to limitation under Section 382 of the Code. However, the mergers, in combination with other transactions involving Cambium during the prescribed testing period, could cause the NOL carryovers of Cambium to be subject to limitation under Section 382 of the Code.

Backup Withholding

Backup withholding (at a current rate of 28%) may apply with respect to the cash consideration received by a U.S. Holder of Voyager common stock (including cash received pursuant to the CVRs), unless such U.S. Holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and that such U.S. Holder is a U.S. person (including a U.S. resident alien) and otherwise complies with applicable requirements of the backup withholding rules.

A U.S. Holder of Voyager common stock who does not provide Holdings (or the exchange agent) with its correct taxpayer identification number in the required manner may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such U.S. Holder’s U.S. federal income tax liability, provided that such U.S. Holder furnishes certain required information to the IRS.

Reporting Requirements

U.S. Holders of Voyager common stock receiving Holdings common stock as a result of the transaction will be required to attach to their U.S. federal income tax returns for the taxable year in which the closing of the transaction occurs, and maintain a permanent record of, a complete statement of all the facts relating to the exchange of stock in connection with the transaction. The facts to be disclosed by a U.S. Holder of Voyager common stock include the U.S. Holder’s basis in the Voyager common stock transferred to Holdings and the number of shares of Holdings common stock received pursuant to the merger agreement.

This discussion under “Material U.S. Federal Income Tax Consequences of the Transaction” does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the mergers. Tax matters are very complicated, and the tax consequences of the transaction to you will depend upon the facts of your particular situation. Accordingly, you are strongly urged to consult with a tax advisor to determine the particular U.S. federal, state, local or foreign income or other tax consequences to you of the transaction.

Accounting Treatment of the Mergers

The transaction will be accounted for as a “purchase” of Voyager by Cambium, as the term “purchase” is used under U.S. generally accepted accounting principles, for accounting and financial reporting purposes. As a result, the historical financial statements of Cambium will become the historical financial statements of Holdings. Cambium will account for the acquisition under Statement of Financial Accounting Standards No. 141R (revised), “Business Combinations,” which was issued by the Financial Accounting Standards Board in December 2007. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

SFAS No. 141R changes the accounting treatment and disclosure for certain specified items in a business combination. Under SFAS No. 141R, an acquiring entity is required to recognize all of the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value, with limited exceptions. SFAS No. 141R further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date, and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for income taxes. In addition, acquired in-process research and development is capitalized as an indefinite-lived intangible asset until completed or abandoned and then amortized over its estimated useful life as a definite-lived asset.

In accordance with business combination accounting, Cambium will allocate the purchase price of the acquired company to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The assets, including identifiable intangible assets, and liabilities (including executory contracts and other commitments) of Voyager will be recorded at their respective fair values and added to those of Cambium. Any excess of the purchase price over the net fair values of Voyager’s tangible and identifiable intangible assets will be recorded as goodwill. Financial statements of Holdings issued after the mergers will reflect these fair values and will not be restated retroactively to reflect the historical financial position or results of operations of Voyager. The results of operations of Voyager will be included in the results of operations of Holdings beginning on the effective date of the mergers. See “UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION” on page 150.

THE MERGER AGREEMENT

We have summarized below material provisions of the merger agreement. We have attached a copy of the merger agreement to this proxy statement/prospectus as Annex A, and we incorporate that Annex by reference into this document. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We encourage you to read the merger agreement carefully and in its entirety, since the rights and obligations of the parties are governed by the express terms of the merger agreement and not by this summary or any other information contained in this proxy statement/prospectus.

The description of the merger agreement in this proxy statement is included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Voyager or the other parties thereto. In particular, the assertions embodied in Voyager’s and Cambium’s representations and warranties contained in the merger agreement are qualified by information in the disclosure schedules provided by Voyager and Cambium in connection with the signing of the merger agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the merger agreement. Moreover, certain representations and warranties in the merger agreement were used for the purpose of allocating risk between Voyager and Cambium, rather than establishing matters as facts. Accordingly, investors and security holders should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about Voyager or Cambium.

Structure

The following parties have executed the merger agreement:

•	Holdings;

•	Voyager;

•	VSS Cambium Holdings II Corp., which, prior to the effective time of the mergers, will be the indirect owner of all of the outstanding capital stock of Cambium Learning;

•	Voyager merger sub, which was formed solely for the purpose of enabling Holdings to acquire Voyager;

•	Cambium merger sub, which was formed solely for the purpose of enabling Holdings to acquire Cambium; and

•	the Stockholders’ Representative, which was formed solely for the purpose of representing the Voyager stockholders after the mergers described below are completed.

Voyager and Cambium determined to combine their businesses through the execution, delivery and performance of the merger agreement. The merger agreement provides that, after the closing of the mergers is completed and the certificates of merger are filed with the Secretary of State of the State of Delaware, the following steps will occur:

•	Voyager merger sub will merge with and into Voyager. As a result of this merger, which we refer to as the “Voyager merger,” Voyager will become a wholly owned subsidiary of Holdings. By virtue of the completion of the Voyager merger, the stockholders of Voyager will cease to be stockholders of Voyager and their shares of Voyager stock will automatically be converted into the right to receive the merger consideration payable to Voyager stockholders pursuant to the merger agreement or, if they properly exercise their appraisal rights, the right to receive the consideration payable to dissenting stockholders pursuant to Section 262.

•	Cambium merger sub will merge with and into Cambium. As a result of this merger, which we refer to as the “Cambium merger,” Cambium will become a wholly owned subsidiary of Holdings. By virtue of the completion of the Cambium merger, the sole stockholder of Cambium will cease to be a stockholder of Cambium and its Cambium stock will automatically be converted into the right to receive the merger consideration payable to Cambium’s sole stockholder pursuant to the merger agreement.

We refer to the first time at which both the Voyager merger and the Cambium merger are fully effective as the “effective time” or the “effective time of the mergers.”

Merger Consideration

General

Upon completion of the Voyager merger, the stockholders of Voyager immediately prior to the effective time will be entitled to receive, for each share of Voyager common stock that they owned of record immediately prior to the effective time, the following consideration (which we refer to as the “Voyager consideration”):

•	subject to the election procedures described under “— Voyager Consideration — Stock or Cash Election” and “— Election Procedures for Voyager Stockholders,” either one share of Holdings common stock or $6.50 in cash, without interest;

•	a portion of certain agreed upon tax refunds that Voyager receives prior to the completion of the closing, which portion we refer to as the “Voyager Per Share Pre-closing Tax Refund Consideration” in this proxy statement/prospectus; and

•	a contingent value right, which we sometimes refer to as a “CVR” and which is described in additional detail below.

Upon completion of the Cambium merger, Cambium’s sole stockholder will be entitled to receive, for each share of Cambium common stock it owned of record immediately prior to the effective time, the following consideration (which we refer to as the “Cambium consideration”):

•	0.8448961 of a share of Holdings common stock; and

•	the right to purchase additional shares of Holdings common stock pursuant to a warrant, which we refer to in this proxy statement/prospectus as the “Holdings Warrant” and which is described in additional detail below.

Voyager consideration

We provide below further information regarding the three elements of the Voyager consideration:

Stock or Cash Election.  Under the election procedures described elsewhere in this proxy statement/prospectus:

•	Voyager stockholders who elect to convert some or all of their Voyager common stock into Holdings common stock pursuant to the Voyager merger will be entitled to receive one share of Holdings common stock for each share of Voyager common stock subject to that election which is owned by them immediately prior to the effective time of the Voyager merger;

•	Voyager stockholders who fail to submit their election form at or before the election deadline described elsewhere herein will be entitled to receive one share of Holdings common stock for each share of Voyager common stock owned by them immediately prior to the effective time of the Voyager merger;

•	Voyager stockholders who exercise their appraisal rights pursuant to the procedures described elsewhere in this proxy statement/prospectus, but abandon their efforts to exercise such rights before receiving cash in accordance with such procedures, will be entitled to receive one share of Holdings common stock for each share of Voyager common stock owned by them immediately prior to the effective time of the Voyager merger; and

•	Voyager stockholders who elect to convert some or all of their Voyager common stock into cash pursuant to the Voyager merger will be entitled to receive $6.50 in cash for each share of Voyager common stock that they elect to convert into cash and that is owned by them immediately prior to the effective time of the Voyager merger, subject to proration rules set forth in the merger agreement in the event that the cash payable pursuant to these elections exceeds a sum which we refer to in this proxy statement/prospectus as the “Total Cash for Cash Election.” The Total Cash for Cash Election equals $25 million plus a formula amount which we refer to in this proxy statement/prospectus as the “Available Voyager Cash for Cash Election.” To the extent that these proration rules preclude a Voyager stockholder from having all of the stockholder’s shares of Voyager common stock for which a cash election has been made converted into cash, the portion of the shares which are not converted into cash, which we refer to in this proxy statement/prospectus as the “Re-Designated Shares,” will be converted into Holdings common stock as if the stockholder had elected to have the Re-Designated Shares converted into Holdings common stock.

The parties have designated Wells Fargo Bank, N.A., to serve as the exchange agent in connection with the Voyager merger and the Cambium merger. If the Voyager stockholders elect to receive an aggregate amount of cash in excess of the Total Cash for Cash Election, then the exchange agent will denominate a portion of the shares of Voyager common stock that such stockholders elect to convert into cash as “Re-Designated Shares,” which means that those shares will be converted into Holdings common stock notwithstanding the fact that such stockholders elected to have such shares converted into cash. For each such affected stockholder, the number of such shares that will be treated as Re-Designated Shares will equal the “Cutback Number” described below, multiplied by a fraction, the numerator of which is the number of shares that such stockholder elected to have converted into cash and the denominator of which is the number of shares that all of the Voyager stockholders elected to have converted into cash. The Cutback Number constitutes the number of shares of Voyager common stock that all of the Voyager stockholders elect to have converted into cash minus the maximum number of shares of Voyager common stock that may be converted into cash pursuant to the merger agreement. That maximum number equals the Total Cash for Cash Election divided by the ascribed value of $6.50 per share. Thus, if the Total Cash for Cash Election is $65,000,000, the maximum number of shares of Voyager common stock that may be converted into cash pursuant to the merger agreement is 10,000,000 shares. In that instance, if Voyager stockholders elect to have 12,500,000 shares of Voyager common stock converted into cash, the Cutback Number would be 2,500,000 (that is, 12,500,000 minus the maximum number of shares of Voyager common stock that can be converted into cash, or 10,000,000).

The following table shows the amount of cash and stock consideration that would be received by a Voyager stockholder owning 1,000 shares of Voyager common stock if the cash available for cash elections is as set forth at the various assumed levels in the table. The amount of cash available for elections can not exceed the maximum level in the table, but could be less than the minimum level in the table, depending primarily upon Voyager’s cash needs during the period prior to the closing. The table does not include the amount of cash to be paid to Voyager stockholders from certain tax refunds received prior to closing and from the contingent value rights described below. The amounts shown are based on 29,874,145 shares of common stock outstanding as of June 30, 2009. These amounts also assume that each Voyager stockholder elects to receive cash for each share of Voyager common stock held by such stockholder and that no stockholder exercises its appraisal rights.

Amount of Cash Available for
Cash Elections (the “Total		Shares of Holdings
Cash for Cash Election”)	Cash Consideration	Common Stock

$62,500,000	$2,086.50	679
$65,000,000	$2,171.00	666
$67,500,000	$2,255.50	653

As noted above, the amount of cash available for cash elections by Voyager stockholders will equal $25,000,000 plus the Available Voyager Cash for Cash Election. The Available Voyager Cash for Cash Election equals the lesser of:

•	$42,500,000; and

•	the formula amount described below under the caption “— Closing Calculations.”

Voyager Per Share Pre-closing Tax Refund Consideration.  Voyager expects that it and its subsidiaries will receive specified tax refunds between June 20, 2009 and the eighteen month anniversary of the effective time; we refer to those tax refunds, together with $15.2 million of tax refunds received by Voyager and its subsidiaries prior to June 20, 2009, as “Voyager Tax Refunds.” As part of the merger consideration, the former Voyager stockholders will be entitled to receive, on a pro rata basis, the aggregate amount of Voyager Tax Refunds received prior to the closing less a holdback amount, which we refer to as the Voyager Tax Refund Holdback Amount, equal to the lesser of $4,000,000 and the amount of Voyager Tax Refunds received during the period from June 21, 2009 through the date of the closing. Because we are unable to determine the dollar amount of Voyager Tax Refunds that will be received prior to the closing, we do not yet know the dollar amount of the Voyager Per Share Pre-closing Tax Refund Consideration.

Contingent Value Rights (CVRs).  As part of the merger consideration, Voyager stockholders will be entitled to receive one CVR for each share of Voyager common stock owned by the Voyager stockholder immediately prior to the effective time. A CVR is a right to receive the quotient of:

•	the aggregate proceeds, if any, payable under the contingent value rights agreement described below, which represents the right to receive certain Voyager Tax Refunds received by Voyager or Holdings within the first 18 months after the effective time, the Voyager Tax Refund Holdback Amount, the remaining amount, if any, reserved under the escrow agreement described below with respect to certain liabilities under Section 280G of the Internal Revenue Code and certain other amounts contemplated in the escrow agreement, in each case net of certain agreed upon liabilities, all as further described in the contingent value rights agreement and the escrow agreement; divided by

•	the aggregate number of shares of Voyager common stock outstanding immediately prior to the effective time.

The dollar value of the CVRs cannot be determined at present. See “RELATED AGREEMENTS” on page 144 for descriptions of the contingent value rights agreement and the escrow agreement.

Cambium consideration

VSS-Cambium Holdings III, LLC, which will be the sole stockholder of Cambium immediately prior to the effective time, and which we sometimes refer to as the Cambium stockholder in this proxy statement/prospectus, will receive a total of 20,454,312 shares of Holdings common stock in the Cambium merger. Those shares, together with the 3,846,154 shares of Holdings common stock that Holdings will issue to the Cambium stockholder in exchange for a $25,000,000 capital contribution to be made by the Cambium stockholder to Holdings prior to the effective time, will represent approximately 55.5%, of the total number of shares of Holdings common stock that will be outstanding upon completion of the Voyager merger and the Cambium merger, assuming no exercise of any portion of the Holdings Warrant, assuming no exercise of appraisal rights by Voyager’s stockholders and assuming that the maximum amount of cash payable in the mergers is payable to the Voyager stockholders. The number of shares of Holdings common stock issuable to the Cambium stockholder in the Cambium merger and in connection with the $25,000,000 capital contribution assumes that there will be 29,874,145 shares of Voyager common stock outstanding immediately prior to the effective time. To the extent that the number of shares of Voyager common stock outstanding immediately prior to the effective time is greater or less than 29,874,145, the number of shares of Holdings common stock issued to the Cambium stockholder above will be increased or decreased, respectively, so that the shares of Cambium common stock owned by the Cambium stockholder will convert into the same percentage of shares of Holdings common stock immediately after the effective time as would have been the case had the number of shares of Voyager common stock outstanding immediately prior to the effective time been 29,874,145.

The Cambium stockholder will also receive a Holdings Warrant. The Holdings Warrant will entitle the Cambium stockholder to purchase shares of Holdings common stock at an exercise price of $0.01 per share (subject to adjustment). The aggregate number of shares of Holdings common stock issuable upon exercise of the Holdings Warrant will equal the sum of (i) a recoupment amount, which we refer to as the “Cambium Specified Asset Recoupment Amount” in this proxy statement/prospectus, (ii) an additional issuance amount, which we refer to as the “Additional Share Amount” in this proxy statement/prospectus, and (iii) a formula amount to be determined at the closing of the mergers, which we refer to as the “Formula Amount.” The Cambium Specified Asset Recoupment Amount, the Additional Share Amount and the Formula Amount will be determined as follows:

•	Cambium Specified Asset Recoupment Amount. On or about April 26, 2008, prior to the issuance of Cambium Learning’s 2007 year-end financial statements, Cambium Learning undertook an internal investigation that revealed irregularities involving the control and use of cash and certain other general ledger accounts, resulting from a misappropriation of assets. These irregularities were perpetrated by a former employee over more than a three-year period beginning in 2004 and continuing through April 2008. For purposes of this proxy statement/prospectus:

•	The phrase “Net Windle Proceeds” means the difference between: (i) the cash proceeds received by Cambium and its subsidiaries from and after June 1, 2009 from any indemnity payment, insurance payment or any other payment or recovery arising from or related to any judgment, arbitration, order, decree, settlement negotiation or other proceeding, whether criminal or civil in nature, in connection with the theft, fraud, malfeasance and other conduct committed by the former Cambium employee or any other person involved in such conduct with the former employee against Cambium and its subsidiaries, but only to the extent such cash proceeds are used to retire or extinguish indebtedness under Cambium’s existing credit agreements, minus (ii) any out-of-pocket costs and expenses and/or tax liabilities directly incurred from and after the closing in connection with the collection or recovery of the amounts described in the preceding clause, including, without limitation, any attorney, accountant, investigator and other professional fees.

•	To date, Cambium has recovered approximately $535,000 of Net Windle Proceeds. Cambium believes that the likely maximum amount of Net Windle Proceeds is $4,250,000, although Cambium cannot assure you that it will recover any more than it has recovered to date. Accordingly, Cambium believes that the Cambium Special Asset Recoupment Amount will be in the range of 37,038 to 294,230 shares.

•	The phrase “Cambium Specified Asset Recoupment Amount” equals 0.45, multiplied by the quotient of the Net Windle Proceeds divided by $6.50.

•	Additional Share Amount. The phrase “Additional Share Amount” equals the lesser of:

•	145,000; and

•	the number of shares of Voyager common stock in excess of 29,874,145 which are outstanding immediately prior to the effective time and which (i) do not otherwise result in an adjustment, at or prior to the effective time, to the number of shares of Holdings common stock to be issued under the merger agreement and (ii) are surrendered for exchange pursuant to the merger agreement on or prior to the second anniversary of the closing.

•	We expect that the Additional Share amount will be zero, although it could be up to 145,000 shares.

•	Formula Amount. As described below under “— Cambium’s Credit Agreements,” there are instances in which Cambium may be required by the merger agreement to make equity cure payments to cure defaults under Cambium Learning’s existing senior secured and senior unsecured credit agreements prior to the closing. There are also instances in which VSS or related entities may:

•	acquire and then retire indebtedness outstanding under Cambium Learning’s credit agreements (with a balance of approximately $170.0 million as of June 30, 2009);

•	make equity contributions which result in the retirement of indebtedness outstanding under Cambium Learning’s credit agreements; or

•	make limited payments to obtain waivers under Cambium Learnings’ credit agreements.

If Cambium makes such equity cure payments, or if such indebtedness is retired or if such limited payments are made, the Formula Amount will equal the sum of (i) the dollar amount of such equity cure payments, (ii) the dollar amount by which such debt is retired and (iii) the dollar amount (up to $1,000,000) of such limited payments, divided in each case by $6.50.

To date, $2,959,000 of such equity contributions have been made. We do not expect any further equity contributions to be made prior to the completion of the mergers, nor do we expect any other payments to be made that would increase the Formula Amount. Thus, we expect that the Formula Amount will equal 455,230 shares.

The Holdings Warrant is subject to customary registration rights in favor of the holder of the Holdings Warrant and its permitted successors and assigns. The Holdings Warrant will expire five years after the closing.

Election Procedures for Voyager Stockholders

We have mailed an election form to Voyager stockholders of record together with this proxy statement/prospectus. The election form enables each Voyager stockholder to elect to receive cash for some or all of such stockholder’s shares of Voyager common stock, to elect to receive Holdings common stock for some or all of such stockholder’s shares of Voyager common stock or to make no election with respect to some or all of such stockholder’s shares of Voyager common stock. If a Voyager stockholder does not submit an election form on a timely basis, such stockholder will be deemed to have made no election with respect to all of such stockholder’s shares of Voyager common stock.

Except with respect to shares subject to the exercise of appraisal rights, which we refer to as Dissenting Shares, each share of Voyager common stock for which a stock election is made, or for which no election is made, or which is treated as a Re-Designated Share under the allocation procedures described above, will be converted into the right to receive, upon completion of the Voyager merger, one share of Holdings common stock, the Voyager Per Share Pre-closing Tax Refund Consideration and one CVR.

Except with respect to Dissenting Shares, each share of Voyager common stock for which a valid and timely cash election is made, other than those shares which are treated as Re-Designated Shares pursuant to the allocation procedures described above, will be converted into the right to receive, upon completion of the Voyager merger, $6.50 in cash, the Voyager Per Share Pre-closing Tax Refund Consideration and one CVR.

To make a cash election or a share election, Voyager stockholders of record must properly complete and sign the form of election and must send the completed form of election to Wells Fargo Bank, National Association, the exchange agent, at the following addresses:

By U.S. Mail to:	By Overnight Courier or Hand-Delivery to:
Wells Fargo Shareowner Services	Wells Fargo Shareowner Services
Corporate Actions Department	Corporate Actions Department
P.O. Box 64858	161 North Concord Exchange
St. Paul, Minnesota 55164-0858	South St. Paul, Minnesota 55075

Any questions regarding the cash or share elections should be directed to:

Wells Fargo Bank, N.A.
Shareholder Relations Department
1-877-262-8260

The exchange agent must receive, by the election deadline, the completed and signed election form with respect to your Voyager shares. The election deadline will be 5:00 p.m., New York City time, on [          ], 2009, the business day immediately prior to the date of the special meeting at which Voyager stockholders will vote on the Voyager merger.

If you own shares of Voyager common stock in “street name” through a bank, broker or other nominee and you wish to make an election, you will receive or should seek instructions from the financial institution holding your shares concerning how to make your election. “Street name” holders may be subject to an election deadline earlier than the general deadline of the business day immediately prior to the date of the Voyager special meeting. Therefore, you should carefully read any materials you receive from your bank, broker or other nominee. If you submit your election form to your bank, broker or other nominee prior to the election deadline but your bank, broker or other nominee does not submit your election form to the exchange agent prior to the election deadline, you will be treated as if you made no election.

Voyager stockholders may change their election prior to the election deadline by submitting a written notice of revocation to the exchange agent or by submitting new election materials bearing a later date. Revocations must specify the name in which shares are registered on Voyager’s stock transfer books and other information that the exchange agent may request. If Voyager stockholders wish to submit a new election, they must do so in accordance with the election procedures described in this proxy statement/prospectus and the form of election. Voyager stockholders who instruct a broker, bank or other nominee to submit an election for their shares must follow the directions of the broker, bank or other nominee for changing those instructions. Whether you change your election by submitting a written notice of revocation or by submitting new, later-dated election materials, the notice or materials must be received by the exchange agent by the election deadline in order for the revocation to be valid.

Closing Date; Effective Time

The merger agreement requires us to conduct the closing on or before the fifth business day after all conditions to the closing, including approval of Voyager stockholders and receipt of all necessary regulatory approvals, have either been satisfied or, where permitted by law, waived. Upon completion of the closing, we will file certificates of merger relating to the Voyager merger and the Cambium merger with the Secretary of State of the State of Delaware. The effective time will occur at the first time when both of the certificates of merger have been filed.

The parties currently expect to conduct the closing promptly after the Voyager stockholder meeting is completed.

Surrender of Stock Certificates

The exchange agent will mail letters of transmittal to all holders of record of Voyager common stock and Cambium common stock promptly after the effective time. In order to receive the merger consideration, a former Voyager stockholder must either (i) surrender to the exchange agent its Voyager stock certificates, together with a properly completed letter of transmittal, or (ii) in the case of Voyager shares held in book-entry form, cause the exchange agent to receive an “agent’s message” (or such other evidence, if any, of transfer as the exchange agent may reasonably request) with respect to such shares. Upon receipt of such surrendered materials or agent’s message from a former Voyager stockholder, the exchange agent will transmit to such stockholder the following:

•	a certificate representing any shares of Holdings common stock that such stockholder is entitled to receive as merger consideration;

•	a check or wire transfer representing any cash that such stockholder is entitled to receive as merger consideration; and

•	a contingent value right.

The Cambium stockholder will receive from the exchange agent, upon receipt of its Cambium stock certificates endorsed for transfer, the following:

•	a certificate representing the shares of Holdings common stock that the Cambium stockholder is entitled to receive as merger consideration; and

•	the Holdings Warrant that the Cambium stockholder is entitled to receive as merger consideration.

No interest will be paid on any of the cash payable pursuant to the Voyager merger. Stockholders should not submit their stock certificates to the exchange agent with the enclosed proxy card or election form or otherwise at any time prior to the receipt of a letter of transmittal promptly after the effective time.

Treatment of Voyager Stock Options and Stock Appreciation Rights

Voyager has agreed to use commercially reasonable efforts to terminate all outstanding Voyager stock options and stock appreciation rights at an expense not to exceed $25,000. To the extent any such stock options or stock appreciation rights remain outstanding as of the closing date, such stock options will be converted, at the effective time, into options to acquire, on the same terms and conditions (including applicable vesting provisions) as were applicable prior to the closing, that number of shares of Holdings common stock equal to the number of shares subject to such Voyager stock options immediately prior to the effective time, at a price per share equal to the per share exercise price specified in such Voyager stock options immediately prior to the effective time, and such converted options will be assumed by Holdings. Similarly, the stock appreciation rights relating to Voyager common stock which have not been terminated as of the effective time will be converted, as of the effective time, into stock appreciation rights relating to, on the same terms and conditions (including applicable vesting provisions) as were applicable under the Voyager stock appreciation rights, that number of shares of Holdings common stock equal to the number of shares of Voyager common stock subject to such Voyager stock appreciation rights immediately prior to the effective time, at an exercise price equal to the per share exercise price specified in such Voyager stock appreciation rights immediately prior to the effective time, and such converted stock appreciation rights will be assumed by Holdings.

Holdings has agreed to register the shares of Holdings common stock covered by the Holdings stock options that replace these Voyager stock options and has agreed to maintain the effectiveness of the registration for so long as such options remain outstanding.

Representations and Warranties

Voyager has made various representations and warranties in the merger agreement that are subject, in some cases, to specified exceptions and qualifications contained in the merger agreement or in the disclosure schedules delivered in connection with the execution of the merger agreement. Voyager’s representations and warranties relate to, among other things, the following:

•	Voyager’s and its subsidiaries’ proper organization, good standing and qualification to do business, Voyager’s ownership of its subsidiaries and Voyager’s governing instruments;

•	Voyager’s capitalization, including, in particular, the number of shares of Voyager common stock, stock options and stock appreciation rights outstanding;

•	Voyager’s corporate power and authority to enter into the merger agreement and other agreements referenced in the merger agreement and, subject to stockholder approval, to complete the transactions contemplated by these agreements;

•	the approval and recommendation by Voyager’s board of directors of the merger agreement and other agreements referenced in the merger agreement and the completion of the transactions contemplated by the merger agreement, including the Voyager merger;

•	the required consents and approvals of governmental entities in connection with the transactions contemplated by the merger agreement;

•	the absence of violations of or conflicts with Voyager’s and Voyager’s subsidiaries’ governing documents, applicable law or certain agreements as a result of entering into the merger agreement and other agreements referenced in the merger agreement and consummating the Voyager merger;

•	Voyager’s SEC filings since December 31, 2005, including the financial statements contained or incorporated therein and Voyager’s internal controls and disclosure controls and procedures;

•	the conduct of the business of Voyager and its subsidiaries between December 31, 2008 and June 20, 2009;

•	the absence of undisclosed liabilities;

•	the absence of a “material adverse effect” applicable to Voyager and its subsidiaries since December 31, 2008;

•	tax matters;

•	intellectual property;

•	title to or leasehold rights in real and personal property;

•	environmental matters;

•	material contracts and the performance of obligations thereunder;

•	employee benefit plans;

•	labor and employment matters;

•	legal proceedings, compliance with laws, licenses, permits and certain indemnification claims;

•	the absence of undisclosed broker’s fees;

•	Voyager’s and its subsidiaries’ insurance policies;

•	related party transactions involving Voyager and its subsidiaries;

•	the customers and vendors of Voyager and its subsidiaries;

•	accounts receivable and inventory;

•	prebilling and prepayment practices;

•	compliance with the Foreign Corrupt Practices Act and applicable export controls;

•	software used by Voyager and its subsidiaries;

•	actions that could affect the tax treatment of the transactions contemplated by the merger agreement;

•	the fairness opinion provided by Allen & Company to Voyager;

•	the vote required by Voyager stockholders to approve the Voyager merger;

•	accuracy and compliance as to form with applicable securities laws of this proxy statement/prospectus and the registration statement;

•	the inapplicability of certain anti-takeover statutes and plans;

•	bank accounts; and

•	transaction expenses.

Many of the representations and warranties that Voyager made in the merger agreement are qualified by a “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, would have a material adverse effect on Voyager and its subsidiaries, taken as a whole) or by knowledge. For the purposes of the merger agreement, a “Voyager material adverse effect” means any change, effect, event, occurrence, state of facts, non-occurrence or omission (or any development that has had or is reasonably likely to have any effect) (i) that is materially adverse to the business, financial condition or results of operations of Voyager and its subsidiaries, taken as a whole, or (ii) would prevent or materially delay the completion of the Voyager merger.

A “Voyager material adverse effect” will not have occurred, however, as a result of any change, effect, event, occurrence, state of facts, non-occurrence, omission or development involving:

•	a disruption in financial, credit, banking or securities markets (including any disruption thereof and any decline in the price of any security or market index) or any interest rate or exchange rate changes, generally, which does not disproportionately affect Voyager and its subsidiaries, taken as a whole;

•	any material downturn in general business or economic condition to the extent it does not disproportionately affect Voyager and its subsidiaries, taken as a whole, compared to other participants in the industries in which Voyager and its subsidiaries operate;

•	any change attributable to the announcement or pendency of the transactions contemplated by the merger agreement, including any cancellations of or delays in customer agreements, any reduction in sales, any disruption in supplier, distributor, partner or similar relationships or any loss of employees, or resulting from or relating to compliance with the terms of, or the taking of any action required by, the merger agreement;

•	any change arising from or relating to any change after June 20, 2009 in generally accepted accounting principles as consistently applied by Voyager;

•	any change resulting from or relating to political or economic conditions, including acts of terrorism or war, to the extent it does not disproportionately affect Voyager and its subsidiaries, taken as a whole, compared to other participants in the industries in which Voyager and its subsidiaries operate;

•	any change arising from or relating to laws issued by any governmental authority after June 20, 2009 applicable to Voyager, Cambium and Holdings to the extent it does not disproportionately affect Voyager and its subsidiaries, taken as a whole, compared to other participants in the industries in which Voyager and its subsidiaries operate;

•	any change, in and of itself, in the market price or trading volume of Voyager common stock, provided that this factor will not exclude the underlying event or occurrence which may have caused such change in market price or trading volume;

•	the failure, in and of itself, by Voyager to meet or exceed any internal or public projections, forecasts or earnings predictions, provided that this factor will not exclude any event or occurrence which caused such failure; and

•	the taking of any action, or failure to take action, to which Cambium has expressly consented or approved in writing.

For the purposes of the merger agreement, a knowledge qualification with respect to a representation made by Voyager limits the representation to the actual knowledge after due inquiry of various senior executive officers of Voyager.

You should be aware that these representations and warranties are made by Voyager to Holdings and Cambium, may be subject to important limitations and qualifications agreed to by Holdings and Cambium, may be qualified by disclosures made to Holdings and Cambium that are not necessarily reflected in the merger agreement, may be used by the parties as a means of allocating risk to one of the parties if the statements prove to be inaccurate, may be qualified by materiality standards that are different than what may be viewed as material by you or other investors, and were made only as of the date of the merger agreement, or other date as specified in the agreement. Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time.

Cambium also made various representations and warranties in the merger agreement that are subject, in some cases, to specified exceptions and qualifications contained in the merger agreement or in the disclosure schedules it delivered in connection with the execution of the merger agreement. Cambium’s representations and warranties, which in large part are similar to Voyager’s representations and warranties, relate to, among other things, the following:

•	Cambium’s and its subsidiaries’ proper organization, good standing and qualification to do business, Cambium’s ownership of its subsidiaries and Cambium’s governing instruments;

•	Cambium’s capitalization including, in particular, the number of shares of Cambium common stock outstanding;

•	Cambium’s corporate power and authority to enter into the merger agreement and other agreements referenced in the merger agreement and to complete the transactions contemplated by these agreements;

•	the approval and recommendation by Cambium’s board of directors of the merger agreement and other agreements referenced in the merger agreement and the completion of the transactions contemplated by the merger agreement, including the Cambium merger;

•	the required consents and approvals of governmental entities in connection with the transactions contemplated by the merger agreement;

•	the absence of violations of or conflicts with Cambium’s and Cambium’s subsidiaries’ governing documents, applicable law or certain agreements as a result of entering into the merger agreement and other agreements referenced in the merger agreement and completing the Cambium merger;

•	Cambium’s financial statements and accounting/auditing practices, procedures and methodologies;

•	the conduct of the business of Cambium and its subsidiaries between December 31, 2008 and June 20, 2009;

•	the absence of undisclosed liabilities;

•	the absence of a “material adverse effect” applicable to Cambium and its subsidiaries since December 31, 2008;

•	tax matters;

•	intellectual property;

•	title to or leasehold rights in real and personal property;

•	environmental matters;

•	material contracts and the performance of obligations thereunder;

•	credit agreements;

•	employee benefit plans;

•	labor and employment matters;

•	legal proceedings, compliance with laws, licenses and permits;

•	the absence of undisclosed broker’s fees;

•	Cambium’s and its subsidiaries’ insurance policies;

•	related party transactions involving Cambium and its subsidiaries;

•	the customers and vendors of Cambium and its subsidiaries;

•	accounts receivable and inventory;

•	prebilling and prepayment practices;

•	compliance with the Foreign Corrupt Practices Act and applicable export controls;

•	software used by Cambium and its subsidiaries;

•	actions that could affect the tax treatment of the transactions contemplated by the merger agreement;

•	accuracy and compliance as to form with applicable securities laws of this proxy statement/prospectus and the registration statement;

•	the inapplicability of certain anti-takeover statutes;

•	bank accounts; and

•	transaction expenses.

Many of the representations and warranties that Cambium made in the merger agreement are, like the representations and warranties made by Voyager, qualified by a “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, would have a material adverse effect on Cambium and its subsidiaries, taken as a whole) or by knowledge. For purposes of the merger agreement, a “Cambium material adverse effect” means any change, effect, event, occurrence, state of facts, non-occurrence, omission or development (i) that is materially adverse to the business, financial condition or results of operations of Cambium and its subsidiaries, taken as a whole, or (ii) which would prevent or materially delay the completion of the Cambium merger.

A “Cambium material adverse effect” will not have occurred, however, as a result of any change, effect, event, occurrence, state of facts, non-occurrence, omission or development involving:

•	a disruption in financial, credit, banking or securities markets or any interest rate or exchange rate changes, generally, which does not disproportionately affect Cambium and its subsidiaries, taken as a whole, compared to other companies with indebtedness similar to Cambium and its subsidiaries;

•	any material downturn in general business or economic conditions to the extent it does not disproportionately affect Cambium and its subsidiaries, taken as a whole, compared to other participants in the industries in which Cambium and its subsidiaries operate;

•	any change attributable to the announcement or pendency of the transactions contemplated by the merger agreement, including any cancellations of or delays in customer agreements, any reduction in sales, any disruption in supplier, distributor, partner or similar relationships or any loss of employees, or resulting from or relating to compliance with the terms of, or the taking of any action required by, the merger agreement;

•	any change arising from or relating to any change after June 20, 2009 in generally accepted accounting principles as consistently applied by Cambium;

•	any change resulting from or relating to political or economic conditions, including acts of terrorism or war to the extent it does not disproportionately affect Cambium and its subsidiaries, taken as a whole, as compared with other participants in the industries in which Cambium and its subsidiaries operate;

•	any change arising from or relating to laws issued by any governmental authority after June 20, 2009 applicable to Cambium, Voyager and Holdings to the extent it does not disproportionately affect Cambium and its subsidiaries, taken as a whole, compared to other participants in the industries in which Cambium and its subsidiaries operate;

•	the failure, in and of itself, by Cambium to meet or exceed any internal projections, forecasts or earnings predictions, provided that this factor will not exclude any event or occurrence which caused such failure; and

•	the taking of any action, or failure to take action, to which Voyager has expressly consented or approved in writing.

For the purposes of the merger agreement, a knowledge qualification with respect to a representation made by Cambium limits the representation to the actual knowledge after due inquiry of various senior executive officers of Cambium Learning and various employees of VSS.

You should be aware that these representations and warranties are made by Cambium to Voyager and Holdings, may be subject to important limitations and qualifications agreed to by Holdings and Voyager, may be qualified by disclosures made to Holdings and Voyager and are not necessarily reflected in the merger agreement, may be used by the parties as a means of allocating risk to one of the parties if the statements prove to be inaccurate, may be qualified by materiality standards that are different than what may be viewed as material by you or other investors, and were made only as of the date of the merger agreement, or other date as specified in the agreement. Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time.

Further, Holdings made certain limited representations and warranties in the merger agreement that are subject, in some cases, to specified exceptions and qualifications contained in the merger agreement. Holdings’ representations and warranties relate to, among other things, the following:

•	Holdings’ formation, proper organization, good standing and qualification to do business and its governing documents;

•	Holdings’ capitalization, including, in particular, the number of shares of Holdings common stock outstanding;

•	Holdings’ corporate power and authority to enter into the merger agreement and other agreements referenced in the merger agreement and to complete the transactions contemplated by these agreements;

•	the required consents and approvals of governmental entities in connection with the transactions contemplated by the merger agreement;

•	the absence of violations of or conflicts with Holdings’ governing documents, applicable law or certain agreements as a result of entering into the merger agreement; and

•	accuracy and compliance as to form with applicable securities laws of this proxy statement/prospectus and the registration statement;

These representations and warranties are made by Holdings to Voyager and Cambium, may be subject to important limitations and qualifications agreed to by Voyager and Cambium, may be qualified by disclosures made to Voyager and Cambium and are not necessarily reflected in the merger agreement, may be used by the parties as a means of allocating risk to one of the parties if the statements prove to be inaccurate, may be qualified by materiality standards that are different than what may be viewed as material by you or other investors, and were made only as of the date of the merger agreement, or other date as specified in the agreement. Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time.

Conduct of the Businesses of Voyager and Cambium Pending the Closing

Under the merger agreement, Voyager and Cambium (on their own behalf and on behalf of their respective subsidiaries) have agreed that, subject to certain agreed-upon exceptions or unless the other gives its prior written consent (which consent will not be unreasonably withheld, conditioned or delayed), from June 20, 2009 through and including the effective time:

•	each will conduct business in the ordinary course of business consistent with past practice in all material respects;

•	each will use reasonable best efforts to maintain and preserve its respective business organizations and to retain the services of its respective officers and key employees and maintain its respective relationships with customers, suppliers, lessees, licensees and other third parties; and

•	Holdings will not conduct business or incur any material liabilities.

Voyager and Cambium each has also agreed that during the same time period, and again subject to certain agreed-upon exceptions or unless the other gives its prior written consent (which consent will not be unreasonably withheld, conditioned or delayed), that it will not, and will not cause its respective subsidiaries, to:

•	pay any dividends or distribution with respect to its outstanding shares of capital stock other than dividends and distributions paid to it by its respective subsidiaries;

•	split, combine or reclassify its capital stock or issue any other securities in respect of, in lieu of or in substitution for shares of its capital stock, other than any such transaction by a wholly owned subsidiary;

•	purchase, redeem or otherwise acquire any shares of its capital stock or other securities;

•	increase the compensation or other benefits payable or provided to its executive officers and/or directors; increase the compensation or other benefits payable or provided to its other employees, other than in the ordinary course of business consistent with past practice; enter into or amend in any material respect any employment or similar agreement with any of its employees, directors or officers, except for certain severance agreements entered into with employees (other than executive officers) in the ordinary course of business; or enter into or amend any collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any of its current or former directors, officers or employees;

•	make any loans to its employees, officers or directors;

•	amend its certificate of incorporation, by-laws or similar governing instruments;

•	issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock, other than in connection with its outstanding stock options, stock appreciation rights and other contractual commitments;

•	sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber or otherwise dispose of any material portion of its properties or assets, including the capital stock of subsidiaries;

•	make unbudgeted capital expenditures;

•	acquire or make any investment in any business;

•	incur indebtedness for borrowed money, except (i) transactions with or among its direct or indirect wholly owned subsidiaries, (ii) indebtedness to replace, renew, extend, refinance or refund any existing indebtedness on materially no less favorable terms and in a principal amount no greater than the outstanding principal amount of the indebtedness being replaced, renewed, extended, refinanced or refunded and (iii) indebtedness incurred pursuant to agreements in effect on June 20, 2009;

•	enter into specified related party transactions;

•	enter into, or materially amend, modify or fail to renew, any material contract or waive, release or transfer any material rights or claims under any such contracts, except that Voyager, Cambium and their respective subsidiaries will not be prohibited from (i) entering into multi-year contracts reflecting discounts and gross profitability that are consistent in all material respects with other similarly sized single-year and multi-year transactions entered into by Voyager prior to June 20, 2009 or (ii) taking other actions in the ordinary course of business consistent with past practice;

•	settle, compromise, pay or satisfy any claim, action or proceeding, other than actions involving monetary damages of not more than $2,500,000 in the aggregate since June 20, 2009;

•	make any material change in any financial accounting method or make any material tax election, other than changes and elections required by generally accepted accounting principles or applicable law;

•	purchase, sell or grant a security interest in real property, or enter into any material lease, sublease or other occupancy agreement with respect to real property or materially modify or terminate any real property lease;

•	adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other corporate reorganization;

•	in the case of Cambium, modify or obtain a waiver of any of the material terms of Cambium Learning’s senior secured or senior unsecured credit agreements or take (or omit to take) any other action under such agreements, to the extent described in a schedule agreed upon by the parties or to the extent such modification, waiver or other action would be reasonably likely to result in a Cambium material adverse effect;

•	knowingly take any action that will likely result in its representations and warranties in the merger agreement becoming false or inaccurate in any material respect; or

•	agree to take any of the foregoing actions.

Non-Solicitation of Competing Offers

Subject to exceptions described in the merger agreement, Voyager has agreed that it will not:

•	initiate, solicit, encourage or facilitate any inquiry, proposal or offer that will lead to or would constitute, or that is reasonably likely to lead to, a Voyager alternative proposal (as described below);

•	engage in any negotiations concerning, or provide information relating to Voyager in connection with, or have any discussions with any third party relating to, or that is reasonably likely to lead to, a Voyager alternative proposal;

•	approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Voyager alternative proposal or a Voyager superior proposal (as described below); or

•	enter into a letter of intent, agreement in principle or agreement relating to any Voyager alternative proposal or a Voyager superior proposal.

Notwithstanding the restrictions described above, at any time prior to the approval of the merger agreement by Voyager stockholders, Voyager may provide non-public information regarding Voyager and its subsidiaries to a third party making a Voyager alternative proposal and to its debt and equity financing sources and may participate in negotiations with such third party regarding its Voyager alternative proposal, provided that:

•	Voyager receives the Voyager alternative proposal on an unsolicited basis;

•	Voyager’s board of directors determines in good faith, after consultation with its financial advisors, that the Voyager alternative proposal constitutes or is reasonably expected to lead to a Voyager superior proposal; and

•	Voyager’s board of directors determines in good faith, after consultation with its outside legal counsel, that such action is required in order for the Voyager board to comply with its fiduciary obligations to Voyager stockholders under applicable law.

In these cases, Voyager has agreed that it (i) will not disclose any non-public information to any person without entering into a confidentiality agreement containing customary limitations on the use and disclosure of all non-public information furnished to the third party that is no less favorable to Voyager than the confidentiality agreement that Voyager entered into with Cambium, and (ii) will contemporaneously provide to Cambium any non-public information concerning Voyager or its subsidiaries provided to the third party which was not previously provided to Cambium.

Furthermore, the Voyager board will have the right to (i) withdraw or modify in a manner adverse to Cambium or publicly propose to withdraw or modify in a manner adverse to Cambium its recommendation that Voyager stockholders approve the merger agreement, or to otherwise not make the recommendation, (ii) approve or recommend any Voyager alternative proposal or (iii) approve, recommend or cause Voyager to enter into any letter of intent, agreement in principle or other agreement constituting or relating to any Voyager alternative proposal or a Voyager superior proposal, but only if:

•	Voyager receives the Voyager alternative proposal on an unsolicited basis;

•	the Voyager board determines in good faith, after consultation with its financial advisors, that the proposal constitutes a Voyager superior proposal;

•	the Voyager board determines in good faith, after consultation with its outside legal counsel, that the action is required in order for the board to comply with its fiduciary obligations to Voyager stockholders under applicable law;

•	Voyager gives Cambium and Holdings prior written notice that Voyager has received a Voyager superior proposal and the material terms of the Voyager superior proposal and the identity of the third party making the Voyager superior proposal;

•	during the four business day period following receipt by Cambium and Holdings of the notice, Voyager negotiates in good faith with Cambium and/or Holdings with respect to any adjustments that Cambium and Holdings would be willing to make to the terms and conditions of the merger agreement;

•	following the end of the four business day period, Voyager’s board determines, in good faith, after consultation with its financial advisors, taking into account any adjustments proposed by Cambium and/or Holdings to the terms of the merger agreement, that the proposal giving rise to the notice continues to constitute a Voyager superior proposal; and

•	if Voyager terminates the merger agreement in order to enter into a definitive agreement reflecting the Voyager superior proposal, Voyager pays Cambium the $7,500,000 termination fee payable in connection with the termination.

Voyager’s right to terminate the merger agreement in order to enter into a definitive agreement reflecting a Voyager superior proposal may only be exercised during the period between the date on which the registration statement becomes effective and the business day immediately preceding the special meeting of stockholders, and may only be exercised with respect to a Voyager alternative proposal that is first received by Voyager after the date on which the registration statement becomes effective. If Voyager is not permitted to terminate the merger agreement in accordance with the agreed upon conditions, then it must submit the merger agreement to its stockholders for approval at the Voyager special meeting.

Voyager has also agreed that it will:

•	notify Cambium within 24 hours of any inquiries or proposals that are reasonably expected to lead to a Voyager alternative proposal, any request for information relating thereto and any request for negotiations relating thereto;

•	keep Cambium and Holdings reasonably informed on a reasonably current basis of the status and details of any material negotiations regarding, or reasonably likely to lead to, any Voyager alternative proposal; and

•	provide Cambium and Holdings with copies of all written material communications and other material documents that reflect the terms of, or are reasonably likely to lead to, any Voyager alternative proposal.

For purposes of the merger agreement, a “Voyager alternative proposal” means, with respect to Voyager, (a) any proposal made by a third party (i) for a merger, reorganization, share exchange, exchange offer, consolidation, business combination, joint venture, sale of substantially all of the assets, recapitalization, dissolution, liquidation or similar transaction involving Voyager or any of its subsidiaries, (ii) for the acquisition by the third party of 20% or more of the consolidated total assets of Voyager and/or any of its subsidiaries, in a single transaction or series of related transactions, (iii) for the acquisition by the third party of 20% or more of the outstanding shares of capital stock of Voyager or any of its subsidiaries, in a single transaction or series of related transactions or (iv) to appoint or replace at least a majority of the board of Voyager or any of its subsidiaries or (b) any inquiry that might reasonably be expected to lead to any such proposal, in each case, other than the Voyager merger.

For purposes of the merger agreement, a “Voyager superior proposal” means a Voyager alternative proposal that the Voyager board determines in good faith, after consultation with its financial and legal advisors, and considering such factors as the board considers to be appropriate, (i) to be more favorable to Voyager and its stockholders from a financial point of view than the transactions contemplated by the merger agreement, (ii) is reasonably capable of being completed on the terms proposed, and (iii) is of such a nature that the failure to accept the Voyager alternative proposal would be a breach of the fiduciary duties of the Voyager board; provided that for purposes of the definition of “Voyager superior proposal,” the references to “20%” in the definition of Voyager alternative proposal are deemed to be references to “80%.”

Special Meeting of Voyager Stockholders

The merger agreement requires Voyager, except in the limited circumstances described above when Voyager is permitted to terminate the merger agreement in order to enter into a definitive agreement reflecting a Voyager superior proposal, as promptly as reasonably practicable after this proxy statement/prospectus is mailed to its stockholders, to hold a special meeting of Voyager stockholders to adopt the merger agreement. Voyager is required to use reasonable best efforts to mail this proxy statement/prospectus to its stockholders not later than ten days after the SEC declares the registration statement effective. Except in the limited circumstances described above when the Voyager board is permitted to change its recommendation, the Voyager board is required to recommend that Voyager stockholders vote in favor of adoption of the merger agreement.

Cambium has agreed that if Voyager has not received sufficient proxies to adopt the merger agreement at the special meeting scheduled to be held on [          ], 2009, Voyager will have the right to postpone or adjourn the special meeting to a date which is not more than 45 days after [          ], 2009. Cambium has further agreed that if Voyager continues not to receive sufficient proxies to adopt the merger agreement, Voyager may make one or more successive postponements or adjournments of the special meeting as long as the date of the special meeting is not postponed or adjourned more than an aggregate of 45 days from [          ], 2009. For information regarding a proposal to be submitted to Voyager stockholders to adjourn the meeting, see “PROPOSAL TO ADJOURN THE SPECIAL MEETING.”

Employee Benefits

For a period of one year after the closing of the mergers, Holdings has agreed that, subject to certain possible determinations by Holdings’ board and certain agreed upon exceptions, Holdings will not make any material modifications to the base compensation and incentive compensation of Voyager’s active employees or to the employee benefit plans provided to such employees immediately prior to the effective time, unless the modifications are also applicable to similarly situated employees of Cambium. For a period of one year after the closing, any active Voyager employees who are terminated without cause will be entitled to severance in an amount which is no less than what they would have received under Voyager severance plans as in effect prior to the mergers. Voyager may not amend certain of its benefits plans prior to the effective time without the prior written consent of Holdings, and after the effective time, Voyager and Holdings may not amend those plans without the prior written consent of the Stockholders’ Representative.

Holdings has agreed to credit service of Voyager employees prior to the closing under any 401(k) savings plans, welfare benefit plans and employment policies maintained by Holdings and its subsidiaries for purposes of vesting, eligibility and benefit entitlements, other than pension plan accruals, and to waive all eligibility limitations with respect to pre-existing and at-work conditions.

Cambium’s Credit Agreements

Pursuant to the terms of the merger agreement, Holdings and Cambium are obligated to notify Voyager if any default or event of default occurs under Cambium Learning’s senior secured credit agreement or senior unsecured credit agreement, both dated as of April 12, 2007, as amended. As of June 30, 2009, Cambium Learning had an aggregate outstanding principal balance under its credit agreements of approximately $170 million. If, at any time at or prior to the effective time, Cambium Learning breaches its total leverage ratio covenant under the senior secured credit agreement or the minimum EBITDA covenant under the senior unsecured credit agreement, Cambium has agreed in the merger agreement to use commercially reasonable efforts to cure the breach within the time periods permitted under these agreements by issuing equity securities or taking such other action (other than issuing debt securities) that is permitted by the credit agreements (we refer to such cure or other action as an “equity cure”), but the obligation to effect an equity cure exists under the merger agreement only if:

•	the default or event of default may be cured under the credit agreements’ equity cure provisions;

•	the amount required to be invested or paid directly to the lenders to effect the equity cure, together with any other equity cures effected by Cambium between June 20, 2009 and the effective time, does not exceed $3,000,000; and

•	at the time of the equity cure, no default or event of default exists that (i) arises under a provision of the credit agreements other than the financial default provisions (we refer to such other defaults as “general defaults”) and (ii) gives rise to a failure of any condition to Voyager’s obligation to complete the closing (as opposed to a condition jointly applicable to Voyager and Cambium or a condition applicable to Cambium) unless the condition, if disclosed to Voyager, is waived by Voyager.

Under the merger agreement, Cambium is also obligated to use its commercially reasonable efforts to cure or obtain a waiver of general defaults. However, Cambium is not obligated to pay any penalties, fees or other amounts to cure or obtain a waiver of general defaults and any failure by Cambium to cure or obtain a waiver of general defaults will not give rise to the payment of any termination fee under the merger agreement. On the other hand, if (i) a financial default occurs under the credit agreements under the criteria described above, (ii) Cambium is obligated to effect an equity cure and fails to do so and (iii) all but specified conditions to Cambium’s obligation to complete the closing (as opposed to a condition jointly applicable to Voyager and Cambium or a condition solely applicable to Voyager) have been satisfied, then Voyager will have the right to terminate the merger agreement and obtain a $9,000,000 termination fee, as described under “— Termination and Termination Fees.”

The financial covenant under Cambium Learning’s senior unsecured credit agreement requires minimum adjusted EBITDA (calculated as set forth in the credit agreements) for the trailing four fiscal quarters to be at least $25.0 million. The financial covenant under Cambium Learning’s senior secured credit agreement requires a total leverage ratio of 6.5:1 or less as of the end of each fiscal quarter. As of August 14, 2009, Cambium was in non-compliance with both of these covenants. On August 14, 2009, Cambium notified both its senior secured lenders and senior unsecured debt holders that Cambium’s stockholder intended to cure the non-compliance. On August 17, 2009, $3.0 million of capital was contributed to Cambium Learning by its stockholder to fund the cure. On August 20, 2009, the $3.0 million was paid by Cambium Learning to the senior secured lenders and reduced the principal amount outstanding under Cambium’s senior secured credit agreement by a corresponding amount. Cambium Learning is permitted one such cure right in each fiscal year. An uncured default with respect to either of these financial covenants could, if not waived by the lenders and the noteholders, result in acceleration of the indebtedness under Cambium Learning’s credit facilities. Cambium Learning may not have sufficient funds to repay the indebtedness, and there may not be equity or debt financing opportunities available to Cambium Learning on acceptable terms, or at all. Based on Cambium Learning’s performance to date, Cambium Learning expects to be in compliance with its financial covenants for the quarter ended September 30, 2009 and the quarter ending December 31, 2009. Holdings has presented elsewhere in this proxy statement/prospectus a reconciliation among net loss, EBITDA, adjusted EBITDA as calculated by Holdings for purposes of measuring operating performance and adjusted EBITDA as calculated for purposes of Cambium Learning’s senior unsecured credit agreement. See “SUMMARY — Comparative Historical and Unaudited EBITDA and Adjusted EBITDA Data.” The calculation of adjusted EBITDA used for purposes of the senior unsecured credit agreement supplements the adjustments to EBITDA used by Holdings for purposes of measuring operating performance with additional adjustments to EBITDA recognized by Cambium Learning’s lenders. The method for calculating EBITDA under the credit agreements was modified pursuant to the recent amendments to the credit agreements, to permit additional add-backs that previously were not included in the calculation. These modifications will become effective upon the closing of the mergers. See “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR CAMBIUM — Liquidity and Capital Resources — Long-Term Debt” on page 229.

Subject to specified exceptions, if, at or prior to the effective time, (i) Cambium pays any equity cure, (ii) Veronis Suhler Stevenson or any of the ultimate equity owners of Cambium acquires (and subsequently retires or extinguishes) any of the debt outstanding under Cambium Learning’s credit agreements without Cambium losing any equity interest in its wholly owned subsidiaries, (iii) funds owned, controlled or managed by Veronis Suhler Stevenson or any of the ultimate equity owners of Cambium make a capital contribution to

Holdings, Cambium or its subsidiaries that is used to reduce or retire any such outstanding debt without Cambium losing any equity interest in its wholly owned subsidiaries, or (iv) any of the ultimate equity owners of Cambium makes any other payments (up to $1,000,000) to cure or obtain waivers of any defaults under the credit agreements, then the number of shares covered by the Holdings Warrant will be increased by a number of shares of Holdings common stock equal to the aggregate amount so paid divided by $6.50. Based upon events that have occurred through October 15, 2009, including the above-mentioned cure payment, the number of shares of Holdings common stock issuable pursuant to the Holdings Warrant will not be less than 492,268 shares and is not expected to exceed 894,460 shares.

Tax Holdbacks, Refunds and Escrows

At or prior to the effective time, Voyager is required to deposit with Wells Fargo Bank, N.A., as escrow agent under the escrow agreement described elsewhere in this proxy statement/prospectus, cash in an amount equal to the lesser of $4,000,000 and the amount of tax refunds received by Voyager after June 20, 2009 and on or prior to the date of the closing. We refer to that lesser amount as the “Voyager Tax Refund Holdback Amount” in this proxy statement/prospectus. Such amount will be deposited into the “CVR Escrow Account” under the escrow agreement. From the effective time until the earlier of the 18-month anniversary of the effective time and the date when all amounts payable under the contingent value rights agreement are paid, Holdings will also deposit (or cause to be deposited) in the CVR Escrow Account any tax refunds received by Voyager or its subsidiaries on or after the date of the closing and certain other amounts set forth in the escrow agreement. Holdings will be entitled to withdraw from the CVR Escrow Account all expenses incurred in obtaining such refunds and the portion of the “agreed contingencies” (as defined below) for which Voyager is responsible under the merger agreement. To secure the obligations to make the required deposits into the CVR Escrow Account, at the closing Holdings and Voyager will enter into a security agreement granting to the Stockholders’ Representative, on behalf of the former Voyager stockholders, a security interest in the Voyager tax refunds to be deposited in the CVR Escrow Account.

Unless covered by insurance or discharged prior to the closing, Voyager is also required to deposit with the escrow agent an additional $3,000,000 relating to potential liabilities arising under Section 280G of the Internal Revenue Code, as more fully described under “THE MERGERS — Interests of Voyager’s Directors and Officers in the Mergers” in this proxy statement/prospectus. Such amount will be deposited into the “280G Escrow Account” under the escrow agreement.

Agreed Contingencies

We have attached to the merger agreement a schedule setting forth certain potential tax liabilities. We refer to such liabilities, together with reasonable, documented out-of-pocket expenses incurred subsequent to the closing with respect to such liabilities and the related tax returns, as the “agreed contingencies.” The parties have agreed to two sharing arrangements with respect to those agreed contingencies that are paid during the period from the effective time until the 18-month anniversary of the closing. One sharing arrangement relates to the so-called “Designated Tax Liability,” which is a potential tax indemnification claim identified on the schedule of agreed contingencies. The other sharing arrangement applies in the case of all of the other agreed contingencies.

With respect to all of the agreed contingencies other than the Designated Tax Liability, the amounts payable under the contingent value rights agreement will be reduced by 50% of the aggregate amount by which agreed contingencies paid by Holdings or its subsidiaries prior to the 18-month anniversary exceed a $250,000 deductible. To the extent that amounts paid on or before such anniversary in respect of the Designated Tax Liability exceeds $1,400,000 plus the then-unused portion of such $250,000 deductible, such excess shall reduce the aggregate amount payable under the contingent value rights agreement. With respect to each agreed contingency paid on or before such 18-month anniversary, Holdings is required to use commercially reasonable efforts to seek to have the agreed contingency reduced by the amount of any tax refund or credit arising from such payment and, where no such reduction is possible, to include such credit in a refund claim, tax return or amended tax return, as applicable, in each case which Holdings is required to file as soon as reasonably practicable. In general, to the extent that any such reduction is not obtained within such 18-month period, Holdings will deposit in the CVR Escrow Account 50% (or 100% in the case of the

Designated Tax Liability) of the cash amounts realized by Voyager or its subsidiaries from refunds, credits or reductions in taxes resulting from the payment of any agreed contingencies. The amounts deposited in the CVR Escrow Account will be paid out to holders of the CVRs in accordance with the terms of the CVR agreement, as more fully described in “RELATED AGREEMENTS — Contingent Value Rights Agreement.”

Closing Liabilities

We have also attached to the merger agreement a schedule describing certain contractual liabilities of Voyager, which we refer to as “Voyager closing liabilities,” and the amounts required to fund such liabilities, which we refer to as “Voyager closing funding amounts.” The merger agreement provides that Voyager will: (i) either pay in cash, retain in cash or fund into rabbi trusts the Voyager closing funding amounts, and (ii) fund $3,000,000 into the 280G Escrow Account, which amount we refer to as the 280G Returned Amount, and that Holdings and Voyager will take specified steps to assure that the Voyager closing liabilities are paid in accordance with the related Voyager contracts.

LAZEL Spinoff

The merger agreement contemplates that immediately prior to the effective time, Voyager Expanded Learning, Inc., a wholly owned subsidiary of Voyager, will transfer to a newly formed subsidiary, LAZEL, Inc., the businesses referred to as LearningA-Z.com and ExploreLearning. LearningA-Z.com provides online supplemental science, reading, writing and vocabulary lessons, books and other resources for students and teachers through a group of related websites. Explore Learning operates a subscription-based online library of interactive simulations in math and science for grades 3-12. Immediately after that transfer but prior to the effective time, Voyager Expanded Learning, Inc. will transfer, by way of a dividend, all of the capital stock of LAZEL, Inc. to Voyager, so that, immediately prior to the effective time, LAZEL, Inc. and Voyager Expanded Learning, Inc. will each be wholly owned subsidiaries of Voyager. See “THE MERGERS — Diagrams — Transfer of Voyager Subsidiaries” on page 62.

The contemplated spinoff will separate the online businesses conducted by Learning A-Z.com and ExploreLearning from the publishing business conducted by Voyager Expanded Learning, Inc. The separation is intended to achieve efficiencies in administration and management of these distinct business operations. The spinoff also is intended to provide Holdings greater flexibility to use cash flow generated from LAZEL, Inc.’s operations for any matters it determines from time to time, since LAZEL, Inc. will not, after the combination of Voyager Expanded Learning, Inc. with Cambium Learning described under “— Voyager Expanded Learning and Related Matters” below, be subject to the restrictions and covenants in Cambium Learning’s credit agreements.

The merger agreement provides that after the effective time, the stock or material assets of LAZEL, Inc. may be transferred to Holdings or a subsidiary of Holdings, including Cambium and its subsidiaries, but only if:

•	the transfer complies with Cambium Learning’s credit agreements;

•	all Voyager transaction fees are paid in full;

•	Holdings receives a solvency opinion in form and substance reasonably satisfactory to certain members of the Holdings board of directors; and

•	Holdings provides an unconditional guaranty of payment with respect to the remaining Voyager closing liabilities.

•	Pursuant to the terms of the amendments to the credit agreements, this spinoff has been approved by the lenders and is required to be completed on or before February 19, 2010.

This spinoff also will have the effect of deleveraging Cambium Learning under its credit agreements, because the contribution of the additional cash flow of an unleveraged LAZEL, Inc. to the cash flow of Cambium Learning will decrease the total leverage ratio of the combined entity. The credit agreements provide for a reduction in the interest rates charged thereunder upon a deleveraging of Cambium Learning.

Voyager Expanded Learning and Related Matters

Contemporaneously with the closing, Voyager may, through a series of transactions, transfer 100% of the equity of Voyager Expanded Learning, Inc. from Voyager to Cambium Learning. Upon completion of that transfer, Voyager Expanded Learning, Inc. would be a wholly owned subsidiary of Cambium Learning. Upon the completion of the transactions resulting in the transfer of Voyager Expanded Learning, Inc. to Cambium Learning, the corporate organizational structure of Holdings would be as set forth under “THE MERGERS — Diagrams — Transfer of Voyager’s Subsidiaries.”

This contemplated transfer is being effected in order to combine the publishing businesses conducted by Voyager Expanded Learning, Inc. with the publishing business conducted by Cambium Learning. This combination also will have the effect of deleveraging Cambium Learning under its credit agreements, because the contribution of the additional cash flow of an unleveraged Voyager Expanded Learning, Inc. to the cash flow of Cambium Learning will decrease the total leverage ratio of the combined entity. The credit agreements provide for a reduction in the interest rates charged thereunder upon a deleveraging of the borrower.

Until the Voyager closing liabilities are paid in full, Voyager’s operations are limited. It may not conduct any material business operations or incur any material liabilities or, except as expressly set forth in the merger agreement or any related document, transfer, pledge or otherwise dispose of any of its assets.

Working Capital

During the period from June 20, 2009 through the effective time, unless expressly permitted by specific provisions of the merger agreement, Voyager and its subsidiaries must manage working capital in the ordinary course of business consistent with past practices, in order to maintain a level of working capital consistent with past practices. If Voyager or its subsidiaries breach this covenant, payments under the contingent value rights agreement will be reduced by the amount by which the Available Voyager Cash for Cash Election at closing increased as a result of the breach, subject to a $400,000 deductible. The merger agreement contains procedures by which the Stockholders’ Representative may challenge any asserted breach of this requirement and by which an independent accounting firm would be retained in the event that Holdings and the Stockholders’ Representative are unable to resolve any dispute regarding whether any such breach has occurred and any dispute regarding the dollar impact of any such breach. Subject to restrictions set forth in the merger agreement with respect to the independent accounting firm’s scope of authority, the determinations of that firm will be final and binding upon Holdings, the Stockholders’ Representative and the former stockholders of Voyager.

Other Covenants and Agreements

The merger agreement contains additional agreements among the parties relating to, among other things, the following:

•	providing and continuing indemnification, insurance and comparable benefits to the present and former officers and directors of Voyager as described under “ THE MERGERS — Interests of Voyager’s Directors and Officers in the Mergers” on page 94;

•	the filing with the SEC of this proxy statement/prospectus and the registration statement, and cooperation in preparing this proxy statement/prospectus and the registration statement and in responding to any comments received from the SEC on those documents;

•	giving access to each other’s employees, facilities and books and records;

•	cooperating with respect to press releases and other public statements;

•	taking such actions as are reasonably necessary to eliminate or minimize the effect of any anti-takeover statutes and regulations that may become applicable to the transactions contemplated by the merger agreement;

•	adopting the Holdings equity incentive plan described elsewhere in this proxy statement/prospectus and registering with the SEC the Holdings common stock issuable pursuant to that plan;

•	promptly notifying each other of certain enumerated matters;

•	contesting any suits brought by any governmental entity or private party challenging any of the transactions contemplated by the merger agreement as being in violation of any law;

•	using reasonable efforts to list on the NASDAQ Global Market, or on such other national securities exchange as Holdings may determine, the shares of Holdings common stock issuable pursuant to the merger agreement, although the failure to affect this listing does not provide a basis for terminating the merger agreement; and

•	using reasonable efforts to cause the Voyager merger and the Cambium merger to be treated for tax purposes in the manner described in this proxy statement/prospectus under the caption “THE MERGERS — Material U.S. Federal Income Tax Consequences of the Transaction.”

Conditions to the Voyager Merger and the Cambium Merger

The obligations of the parties to complete the merger are subject to the satisfaction or waiver of the following mutual conditions:

•	Stockholder approval. Holders of a majority of the outstanding shares of Voyager common stock must approve the merger agreement.

•	No laws or orders. No law will have been adopted, and no order, injunction or other judgment issued by any governmental authority will be in effect which has the effect of making any of the transactions which we describe elsewhere in this proxy statement/prospectus as the “Holdings III Merger Transactions,” the Voyager merger or the Cambium merger illegal or otherwise enjoining or prohibiting the completion of any of the Holdings III Merger Transactions, the Voyager merger or the Cambium merger.

•	Regulatory Approvals. The waiting periods under the HSR Act and under any similar laws have expired or been earlier terminated. The FTC announced on July 20, 2009 that the HSR waiting period was terminated.

•	Registration Statement. The registration statement has been declared effective by the SEC (as it was on [ ], 2009), the SEC shall not have issued any stop order relating to the registration statement, and no legal proceedings have been threatened or commenced to suspend the effectiveness of the registration statement.

The obligation of Voyager to complete the Voyager merger is also subject to the satisfaction or waiver of the following additional conditions:

•	Representations and Warranties. The representations and warranties made by Holdings and Cambium must be true and correct in all material respects (or in all respects if they are qualified by materiality) as of the closing or as of the date made if expressly made as of a specified date, except that:

•	this condition will be satisfied if the failure of Holdings’ and Cambium’s representations and warranties in the aggregate to be true and correct in all (or all material, as the case may be) respects would not have a material adverse effect; and

•	any event or circumstance under Cambium’s Learning senior secured and senior unsecured credit agreements will not be considered for purposes of determining whether this condition has been satisfied.

•	Compliance with Covenants. Cambium and Holdings have performed, in all material respects, all covenants required to be performed by them under the merger agreement; provided, however, that no event or circumstance under the credit agreements will cause a failure of this condition.

•	No Material Adverse Effect. No Cambium material adverse effect has occurred.

•	Credit Agreements Default. No “default” or “event of default” is ongoing under Cambium Learning’s credit agreements.

•	Certificate. Cambium and Holdings have executed a certificate confirming that the conditions set forth above have been satisfied.

•	Tax Opinion. Voyager has received an opinion from its tax counsel that the mergers, taken together, will be treated as a transaction described in Section 351 of the Internal Revenue Code. See “THE MERGERS — Material U.S. Federal Income Tax Consequences of the Transaction.”

•	Merger Consideration. Holdings or Cambium has deposited with the exchange agent all portions of the merger consideration which they are obligated to deposit.

•	Holdings III Merger Transactions. The Holdings III Merger Transactions have been completed.

•	Documentation. Holdings, Cambium and the Veronis Suhler Stevenson funds which control Cambium have executed the transaction documents that they are required to execute.

The obligation of Cambium to complete the Cambium merger is also subject to the satisfaction or waiver of the following additional conditions:

•	Representations and Warranties. The representations and warranties made by Voyager must be true and correct in all material respects (or in all respects if they are qualified by materiality) as of the closing or as of the date made if expressly made as of a specified date, except that this condition will be satisfied if the failure of Voyager’s representations and warranties in the aggregate to be true and correct in all (or all material, as the case may be) respects would not have a Voyager material adverse effect.

•	Compliance with Covenants. Voyager has performed, in all material respects, all covenants required to be performed by it under the merger agreement.

•	No Material Adverse Effect. No Voyager material adverse effect has occurred.

•	Certificate. Voyager has executed a certificate confirming that the conditions set forth above have been satisfied.

•	Tax Opinion. Cambium has received an opinion from its tax counsel that the mergers, taken together, will be treated as a transaction described in Section 351 of the Internal Revenue Code. See “THE MERGERS — Material U.S. Federal Income Tax Consequences of the Transaction.”

•	LAZEL. The LAZEL Spinoff has been completed in accordance with the applicable documentation.

•	Cash. There is at least $12,000,000 in Available Voyager Cash for Cash Election.

•	Dissenters. The number of Dissenters’ Shares does not exceed 7.5% of the total number of shares of Voyager common stock outstanding.

•	Control. After taking into account the full effect of the Voyager merger and the Cambium merger, Cambium Learning’s original investors own at least 51% of the shares of Holdings common stock outstanding (including the shares reserved for issuance under Holdings’ new equity incentive plan).

•	Documentation. Voyager has executed the transaction documents that it is required to execute.

Other than the conditions pertaining to the approval of Voyager stockholders, the absence of governmental orders and the expiration or termination of the HSR Act and the waiting periods under any similar statutes, either Voyager, on the one hand, or Cambium and Holdings, on the other hand, may elect to waive conditions to their respective performance and complete the Voyager merger and the Cambium merger.

At present, Cambium Learning is indirectly wholly owned by VSS-Cambium Holdings, LLC, which is in turn owned in part by several funds and entities owned, controlled or managed by VSS, as well as by certain other unrelated co-investors. Prior to the closing, through a series of internal reorganizations, VSS-Cambium Holdings, LLC will become a wholly owned subsidiary of VSS-Cambium Holdings III, LLC, the sole stockholder of Cambium. We refer to these internal reorganizations as the Holdings III Merger Transactions. As noted above, completion of the Holdings III Merger Transactions is a condition to Voyager’s obligation to complete the Voyager merger. See “THE MERGERS — Diagrams — Repositioning the Owner of Cambium” on page 57 for a diagram describing the Holders III Merger Transactions.

Closing Calculations

The number of shares which Voyager stockholders may elect to convert into cash in the mergers is dependent on the amount of Voyager cash that is available for this election. This amount is referred to as the Available Voyager Cash for Cash Election, which is based on a formula that is described below. The total amount of cash that is available for the cash election, which is referred to as the Total Cash for Cash Election, is the sum of the Available Voyager Cash for Cash Election plus an incremental $25,000,000 in cash to be contributed by the Cambium stockholder. The Voyager stockholders also are entitled to receive a cash payment at closing equal to the amount of certain tax refunds received by Voyager before closing. This cash payment amount is referred to as the Tax Refund Consideration. These various amounts will be calculated at two different times prior to the closing, to enable Holdings to arrange the necessary funding logistics in time for the closing.

At least 15 business days before the Voyager special meeting, Voyager is required to deliver to Holdings a certificate based on its most recent financial information which will, among other things, set forth its estimated calculation of Available Voyager Cash for Cash Election, the Total Cash for Cash Election and the Tax Refund Consideration. Three business days before the Voyager special meeting, Voyager is required to deliver to Holdings another certificate with updated calculations using the then most currently available financial information.

Calculation of Available Voyager Cash for Cash Election.  The Available Voyager Cash for Cash Election is equal to the sum of the items described immediately below, but it is by agreement of the parties limited to, and therefore it cannot exceed, $42,500,000:

•	all cash and cash equivalents held by Voyager and its subsidiaries as of the business day immediately before the closing date (counting all agreed upon Voyager Tax Refunds received before the closing date and all cash then held in rabbi trusts for the payment of certain retirement and other benefits); plus

•	an amount representing the aggregate amount of fees, costs and expenses of Voyager’s consultants, financial advisors, attorneys, accountants and other similar agents and representatives, for services performed since November 1, 2008 in connection with the transactions contemplated by the merger agreement, in each case to the extent paid by Voyager and its subsidiaries prior to the closing (we refer to this amount as the “Voyager Expense Reimbursement Amount” in this proxy statement/prospectus);

minus the sum of the following amounts:

•	the agreed upon retirement, severance, change in control and other benefit payments Voyager is obligated to fund in connection with the closing; plus

•	any amount in excess of $650,000 used to purchase a tail insurance policy for Voyager’s directors and officers; plus

•	the amount of all agreed upon Voyager Tax Refunds received before the closing date; plus

•	$1,000,000; plus

•	30% of any amount paid to Voyager in excess of $4.5 million in the aggregate by any school authorities under any multi-year contracts.

Calculation of Total Cash for Cash Election.  Since the Available Voyager Cash for Cash Election is limited to $42,500,000, and the Total Cash for Cash Election is the sum of $25,000,000 plus the Available

Voyager Cash for Cash Election, the maximum amount of cash into which Voyager shares may be converted in the mergers is $67,500,000.

Calculation of Tax Refund Consideration.  Each Voyager stockholder is entitled to receive its pro rata share, based on the number of shares held relative to the total number of Voyager shares outstanding, of Voyager Tax Refunds received by Voyager before the closing date, less a holdback amount. The holdback amount is the lesser of $4,000,000 and the amount of tax refunds received by Voyager after June 20, 2009 and on or prior to the closing and is scheduled to be paid to the Voyager stockholders after closing pursuant to the contingent value right agreement, unless it is used by Holdings to offset agreed upon liabilities after closing and before payment. The amount payable at closing is the total amount of agreed upon Voyager Tax Refunds received by Voyager before the closing date, less the holdback amount described above.

Termination and Termination Fees

The merger agreement may be terminated and the Voyager merger and the Cambium merger may be abandoned at any time prior to the effective time, whether before or after stockholder approval has been obtained by Voyager, in a number of different scenarios. In certain instances, the termination of the merger agreement will give rise to the obligation of either Voyager or Cambium to pay a fee to the other or for Voyager to reimburse Cambium for its transaction expenses. The following table sets forth the bases for termination under the merger agreement and, where applicable, the fees payable in connection with such termination.

Termination Event	Associated Fee

Termination by mutual written consent of Voyager and Cambium.	No fee.

Termination by either Voyager or Cambium if the effective time has not occurred on or before December 31, 2009, provided that the party seeking to terminate has not breached in any material respect its obligations under the merger agreement in any manner that has been the cause of, or resulted in, the failure of the effective time to occur on or before December 31, 2009.
No fee.

Termination by either Voyager or Cambium if a court or other governmental entity has imposed a restraint permanently enjoining or otherwise prohibiting the Voyager merger, the Cambium merger or the Holdings III Merger Transactions and such order or other action is final and non-appealable, so long as the party seeking to terminate the merger agreement complied with its obligations under the merger agreement to prevent, oppose and remove such restraint (we refer to this termination as a “Restraint Termination”).
No fee.

Termination Event	Associated Fee

Termination by either Voyager or Cambium if Voyager stockholders do not approve the merger agreement at the Voyager special meeting of stockholders (we refer to this termination as a “Voyager Stockholder Non-Approval Termination”).
Voyager is obligated to pay Cambium’s expenses incurred in connection with the merger agreement and related transactions, up to a maximum of $3,000,000, in the event that (i) the merger agreement is terminated by Voyager or Cambium as a result of such non-approval or (ii) Voyager stockholders fail to approve the merger agreement at the special meeting and Voyager terminates the merger agreement for another reason, but such termination does not involve either (x) a default under Cambium Learning’s credit agreements in circumstances in which no termination fee is payable to Voyager or (y) a breach by Cambium of its covenants under the merger agreement.
If the conditions for such $3,000,000 payment exist, a Voyager alternative proposal or a Voyager superior proposal is publicly announced or otherwise communicated to Voyager’s board and within 12 months after the termination of the merger agreement, Voyager enters into, or completes, a written agreement with a third party relating to a Voyager alternative proposal or a Voyager superior proposal, then Voyager is obligated to pay Cambium a fee of $7,500,000 (less any expense reimbursement amount previously paid).

Termination by Voyager if there is a breach by Cambium or Holdings of any representations or warranties in the merger agreement such that the closing conditions would not be satisfied and such breach is incapable of being cured, or has not been cured, in all material respects by December 31, 2009, provided that Voyager is not then in material breach of any of its obligations, representations or warranties in the merger agreement.

Cambium is obligated to reimburse Voyager for any damages actually suffered by Voyager up to $4,500,000 (less any other termination fees and expenses which Cambium is otherwise obligated to pay), provided that:

• the applicable misrepresentation was a material and willful breach; and

• the misrepresentation did not arise as a result of acts or omissions occurring after June 20, 2009.

However, the dollar amount limitation described above with respect to any such misrepresentation would not relieve Cambium of liability if Cambium had acted fraudulently in making the misrepresentation.

Termination by Voyager if there is a breach by Cambium or Holdings of any covenants or agreements in the merger agreement such that the closing conditions would not be satisfied and such breach is incapable of being cured, or has not been cured, in all material respects by December 31, 2009, provided that Voyager is not then in material breach of any of its obligations, representations or warranties in the merger agreement.
Cambium is obligated to pay Voyager a fee of $4,500,000 (less any other termination fees and expenses which Cambium is otherwise obligated to pay), provided that the applicable breach does not relate to covenants made by Cambium with respect to Cambium’s credit agreements.

Termination Event	Associated Fee

Termination by Voyager if Voyager gives notice of termination, after the SEC declares the registration statement effective, in order for Voyager to enter into a transaction that constitutes a Voyager superior proposal, provided that such proposal was first received by Voyager after the SEC declares the registration statement effective.
Voyager is obligated to pay Cambium a fee of $7,500,000 (less any termination fees previously paid by Voyager in connection with a failure of Voyager stockholders to approve the merger agreement at the Voyager special meeting).

Termination by Voyager if the closing does not occur (including, for example, because the $25 million has not been funded by the Cambium stockholder or if Voyager does not have sufficient excess cash to fund its transaction expenses and Holdings fails to make up the shortfall) within 11 business days after all of the conditions to Cambium’s obligations to close, including the conditions that are jointly applicable to both Cambium and Voyager but excluding conditions which, by their nature, cannot be satisfied until the closing, have been satisfied or waived, provided that Voyager may not rely upon this basis for termination until the earlier of December 31, 2009 and the date on which Voyager notifies Cambium that all of the conditions to Voyager’s obligations to close, including the conditions that are jointly applicable to both Cambium and Voyager but excluding certain specified conditions within Cambium’s control, have been satisfied or waived.
Cambium is obligated to pay Voyager a fee of $4,500,000.

Termination by Voyager if Cambium is obligated to, and fails to, effect the equity cure of the total leverage covenant under Cambium’s credit agreement.	Cambium is obligated to pay Voyager a fee of $9,000,000.

Termination by Voyager if, on the date of the closing, the Holdings III Merger Transactions have not been completed in accordance with the terms of the merger agreement.	Cambium is obligated to pay Voyager a fee of $4,500,000, except that such fee will not be payable if the merger agreement may then be terminated pursuant to a Restraint Termination or pursuant to a Cambium Dissenting Share Termination.

Termination by Cambium if there is a breach by Voyager of any representations or warranties in the merger agreement such that the closing conditions would not be satisfied and such breach is incapable of being cured, or has not been cured, in all material respects by December 31, 2009, provided that Cambium is not then in material breach of any of its obligations, representations or warranties in the merger agreement.

Voyager is obligated to reimburse Cambium for any damages actually suffered by Cambium up to $4,500,000 (less any other termination fees and expenses which Voyager is otherwise obligated to pay), provided that:

• the applicable misrepresentation was a material and willful breach; and

• the misrepresentation did not arise as a result of acts or omissions occurring after June 20, 2009.

However, the dollar amount limitation described above with respect to any such misrepresentation would not relieve Voyager of liability if Voyager had acted fraudulently in making the misrepresentation.

Termination Event	Associated Fee

Termination by Cambium if there is a breach by Voyager of any covenants or agreements in the merger agreement such that the closing conditions would not be satisfied and such breach is incapable of being cured, or has not been cured, in all material respects by December 31, 2009, provided that Cambium is not then in material breach of any of its obligations, representations or warranties in the merger agreement.
Voyager is obligated to pay Cambium a fee of $4,500,000 (less any other termination fees and expenses which Voyager is otherwise obligated to pay).

Termination by Cambium if any of the following events occur:

• the Voyager board or any committee of the Voyager board withdraws or modifies, in a manner adverse to Cambium, the recommendation to Voyager stockholders to approve the merger agreement, or approves or recommends any Voyager alternative proposal or Voyager superior proposal;
Voyager is obligated to pay Cambium a fee of $7,500,000 (less any termination fees previously paid by Voyager in connection with the failure of Voyager stockholders to approve the merger agreement at the special meeting), provided that Cambium terminates the merger agreement within seven days after receipt of notice from Voyager that an event giving rise to such a termination has occurred.
• Voyager does not include such board recommendation in this proxy statement/prospectus;
• a tender or exchange offer relating to Voyager common stock is made and Voyager fails to send to its stockholders, within ten business days after commencement of the offer, a statement recommending the rejection of such offer;

• a Voyager alternative proposal or Voyager superior proposal is publicly announced, and Voyager fails to issue, within ten business days after the proposal is announced, a press release that reaffirms the Voyager board’s recommendation that the Voyager stockholders approve the merger agreement;

• the Voyager board or any committee of the Voyager board fails to reject a Voyager alternative proposal within ten business days after receiving such a proposal or approves or publicly recommends a Voyager alternative proposal;

• Voyager enters into a letter of intent or agreement accepting any Voyager superior proposal; or
• Voyager materially breaches specified obligations set forth in the merger agreement relating to competing transactions, the filing of this proxy statement/prospectus, the Voyager voting agreements described below and the conduct of the Voyager special meeting.

Termination Event	Associated Fee

Termination by Cambium if the number of Dissenting Shares equals or exceeds 7.5% of the shares of Voyager common stock outstanding at the effective time; we refer to this as a “Cambium Dissenting Share Termination.”
No fee.

Termination by Cambium if Cambium elects to terminate the merger agreement at any time for any other reason.	Cambium is obligated to pay Voyager a fee of $4,500,000.

If a party is obligated to pay any of the amounts set forth above, other than damages associated with a termination due to misrepresentations in the merger agreement, and fails to pay any such amounts promptly, then the breaching party will be obligated to pay to the other party out-of-pocket costs and expenses incurred by the other party in collecting such amounts, together with interest on the uncollected amount at a rate that is 2% above the prime lending rate reported in the Wall Street Journal, provided that such costs, expenses and interest charges may not exceed $625,000 in the aggregate.

The amounts set forth above represent the sole amounts which Voyager may recover from Cambium, and which Cambium may recover from Voyager, if the merger agreement is terminated. However, such limitation does not limit Cambium’s right to specific performance, as described below.

Other Fees and Expenses

In general, if the closing is not completed, all expenses incurred by a party to the merger agreement will be paid by that party, subject to the parties’ agreement to share equally all fees paid in respect of the HSR Act and in respect of a specified consultant, and subject to the termination payments described above.

Specific Performance

Cambium and Holdings have the right to enjoin breaches of the merger agreement by Voyager and its subsidiaries and to enforce specifically the terms and provisions of the merger agreement, in addition to any other remedy to which Cambium and Holdings are entitled. As a result, if all of the conditions to Voyager’s obligation to complete the closing have been satisfied (other than conditions within Voyager’s control), Cambium and Holdings have the right to compel Voyager to complete the closing. In contrast, Voyager does not have the right to enjoin breaches of the merger agreement by Holdings, Cambium and its subsidiaries or to enforce specifically the terms and provisions of the merger agreement. As a result, even if all of the conditions to Cambium’s obligation to complete the closing have been satisfied, Voyager’s sole and exclusive remedy with respect to any breach will be to recover the fees and expenses associated with termination described above from Cambium and Holdings under the merger agreement or from guarantors under the limited guarantees described below.

Stockholders’ Representative

The merger agreement provides that Vowel Representative, LLC will serve as the Stockholders’ Representative in connection with certain post-closing matters. Vowel Representative, LLC was formed solely for the purpose of this transaction. An attorney whose law firm has represented Voyager will act as sole manager of Vowel Representative, LLC. By approving the merger agreement and submitting a signed letter of transmittal, Voyager stockholders will be deemed to have appointed Vowel Representative, LLC to serve as the Stockholders’ Representative. The Stockholders’ Representative is authorized to withdraw funds from the CVR Escrow Fund pursuant to the escrow agreement:

•	to cover its reasonable costs and expenses,

•	to purchase insurance to provide indemnification protection to the Stockholders’ Representative; and

•	to provide reasonable compensation for the performance of its services.

The indemnification insurance to be provided to the present and former officers and directors of Voyager as described under “THE MERGERS — Interests of Voyager’s Directors and Officers in the Mergers” on page 94 is also expected to cover the Stockholders’ Representative for the term of the insurance. The Stockholders’ Representative will be compensated at a rate of $810 per hour. The total amount of the Stockholders’ Representative’s reasonable costs and expenses and compensation cannot be estimated because they will depend in large part on whether the Stockholders’ Representative is required to initiate (or defend) a dispute or to take any other actions authorized by the merger agreement, the escrow agreement or other transaction documents to which the Stockholders’ Representative is a party.

The merger agreement grants the Stockholders’ Representative the authority to take various actions on behalf of Voyager’s stockholders after the closing has been completed, including the following actions:

•	to enforce any obligation of Holdings, Cambium or their subsidiaries that arise subsequent to the closing under the merger agreement and under other related agreements, including the limited guarantee described below, the contingent value rights agreement and the escrow agreement;

•	to negotiate and compromise disputes that may arise, and to decide not to pursue any remedies available, under the merger agreement and other related agreements and to execute any settlement agreement, release or other document with respect to any such dispute or remedy;

•	to engage attorneys, accountants and agents at the expense of and on behalf of Voyager stockholders;

•	to give and receive notice or other communication on behalf of Voyager stockholders; and

•	to take any and all other actions incidental to the duties of the Stockholders’ Representative under the merger agreement.

By approving the merger agreement at the Voyager special meeting and by signing a letter of transmittal, each Voyager stockholder is deemed to have agreed, among other things, that:

•	the Stockholders’ Representative is authorized to act on behalf of the stockholder;

•	Holdings and its subsidiaries, as well as all funds or entities owned, controlled or managed by VSS, are entitled to rely on any action of the Stockholder Representative taken under the merger agreement;

•	the Stockholder Representative’s authority will continue at all times when the stockholder has rights under the merger agreement and related agreements; and

•	a majority in interest of the holders of the CVRs have the right to remove, replace or appoint a successor to the Stockholders’ Representative.

Each Voyager stockholder who signs a letter of transmittal will, severally and not jointly, indemnify the Stockholders’ Representative against any liabilities (other than liabilities resulting from the Stockholders’ Representative’s willful misconduct) that the Stockholders’ Representative may incur in connection with any action or omission in the performance of its duties. This indemnification obligation may only be satisfied from the escrow accounts maintained pursuant to the merger agreement. The Stockholders’ Representative will not be liable to any Voyager stockholder (other than as a result of its gross negligence or willful misconduct) with respect to any action or omission taken or omitted to be taken by the Stockholders’ Representative pursuant to the merger agreement.

Amendment and Waiver

The merger agreement may be amended or waived by a written amendment or waiver signed by the party or parties to be bound. However, after the Voyager or Cambium stockholders approve the merger agreement and until the effective time, if, as a matter of law, any such amendment or waiver requires stockholder approval, the effectiveness of such amendment or waiver will be subject to the approval of the stockholders of Voyager or Cambium, as applicable. After the effective time, any provision of the merger agreement may be amended or waived if, and only if, the amendment or waiver is in writing and signed, in the case of an amendment, by Holdings and the Stockholders’ Representative, or in the case of a waiver, by the party against whom the waiver is to be effective.

RELATED AGREEMENTS

The following summarizes material provisions of six agreements related to the merger agreement: a limited guarantee given by three funds managed by VSS, a form of voting and support agreement for the benefit of Holdings, a voting and support agreement for the benefit of Voyager, the contingent value rights agreement, the escrow agreement and a stockholders agreement. We have attached copies of the limited guarantee, the voting and support agreement for the benefit of Voyager, the form of voting and support agreement for the benefit of Holdings, the form of contingent value rights agreement, the form of escrow agreement and the form of stockholders agreement as Annexes G, H, I, J, K and L, respectively, and we incorporate those Annexes by reference into this proxy statement/prospectus. These summaries do not purport to be complete and may not contain all of the information about the applicable agreements that is important to you. We encourage you to read the related agreements carefully and in their entirety, since the rights and obligations of the parties are governed by the express terms of the agreements and not by this summary or any other information contained in this proxy statement/prospectus.

Limited Guarantee

In connection with the execution of the merger agreement, three funds managed by VSS entered into a limited guarantee in favor of Voyager. We refer to this guarantee as a limited guarantee because it is limited in scope. By executing the limited guarantee, the guarantors have guaranteed the obligations of Cambium to pay the termination fees and expenses payable by Cambium as described under the caption “— Termination and Termination Fees.” Except in connection with a termination relating to a failure by Cambium to make certain equity cure payments, the maximum termination fee obligation that Cambium has under the merger agreement, and thus the maximum guarantee obligation that such funds will have under the limited guarantee, is $4,500,000 plus up to $625,000 in expenses and interest charges. In the event of a termination from an equity cure failure, the maximum guarantee obligation is $9,000,000 plus up to $625,000 in expenses and interest charges.

The limited guarantee will remain in full force and effect until the earliest to occur of:

•	the effective time of the mergers;

•	the termination of the merger agreement in accordance with its terms under circumstances in which Cambium is not obligated to pay any termination fees; and

•	in the case of a termination of the merger agreement under circumstances in which Cambium is obligated to pay any termination fees, upon payment by Cambium or the guarantors of the termination fees, as well as associated expenses and interest charges, if applicable, in accordance with the terms of the merger agreement and the limited guarantee.

Voting and Support Agreement between Holdings and Certain Voyager Stockholders

Concurrently with the execution and delivery of the merger agreement, certain holders of Voyager common stock entered into voting and support agreements with Holdings, which we refer to as the Voyager voting agreements. We sometimes refer to the Voyager stockholders who have entered into the Voyager voting agreements as the signing stockholders. Under the Voyager voting agreements, among other things, each signing stockholder agreed to vote the shares of Voyager common stock over which each such signing stockholder exercises voting or investment power in favor of adoption of the merger agreement and approval of the Voyager merger. No signing stockholder received any additional consideration in connection with the execution and delivery of the Voyager voting agreements.

An aggregate of 6,121,497 shares of Voyager common stock are subject to the Voyager voting agreements. These shares represented 20.5% of the shares of Voyager common stock outstanding on the date the merger agreement was signed. These shares represent [  ]% of the shares of Voyager common stock outstanding as of the record date for the Voyager special meeting. The shares of Voyager common stock subject to the Voyager voting agreements also include any Voyager shares as to which a signing stockholder acquires beneficial ownership after the execution of such stockholder’s Voyager voting agreement. The signing stockholders that are parties to the Voyager voting agreements consist of SPO Partners II, L.P., certain parties related to SPO Partners, Keystone Group, L.P. and a party related to Keystone Group.

Under the Voyager voting agreements, each signing stockholder appointed representatives of VSS as such signing stockholder’s sole and exclusive proxies and attorneys-in-fact to vote and act on the stockholder’s behalf with respect to the shares of Voyager common stock held by the stockholder at any annual or special meeting of the Voyager stockholders and at any adjournment of any such meeting or pursuant to any action by written consent in lieu of a meeting with respect to the matters described below. Each signing stockholder affirmed that the proxy is irrevocable and agreed not to grant any subsequent proxy with respect to the signing stockholder’s shares of Voyager common stock. Each signing stockholder irrevocably and unconditionally agreed:

•	to vote the stockholder’s shares of Voyager common stock in favor of adoption of the merger agreement and approval of the Voyager merger and the other actions contemplated by the merger agreement;

•	to vote against any Voyager alternative proposal or Voyager superior proposal; and

•	to vote against any action, agreement or proposal that could reasonably be expected to result in any of the conditions to the completion of the Voyager merger under the merger agreement not being fulfilled or which could reasonably be expected to otherwise impede, interfere with, delay, postpone or materially adversely effect the Voyager merger or the other transactions contemplated by the merger agreement.

In the Voyager voting agreements, each signing stockholder also agreed, among other things, that the stockholder will not, subject to certain limited exceptions:

•	sell, pledge, assign, encumber, transfer or dispose of, or grant an option, contract or other arrangement or understanding with respect to, the shares of Voyager common stock held by such stockholder, or any interest in the shares of Voyager common stock held by such stockholder, to any person other than Holdings;

•	enter into any hedging or other transaction that is designed to or that could reasonably be expected to lead to or result in a sale or disposition of the shares of Voyager common stock held by such stockholder;

•	commit, agree or offer to do any of the things listed above;

•	solicit alternative acquisition proposals; or

•	assert any rights of appraisal with respect to the Voyager merger and the transactions contemplated by the merger agreement.

The Voyager voting agreements will terminate automatically upon the earliest to occur of:

•	the effective time;

•	the termination of the merger agreement in accordance with its terms; or

•	the mutual written agreement of the parties to the applicable Voyager voting and support agreement.

Voting and Support Agreement between Voyager and Cambium’s Stockholder

Concurrently with the execution and delivery of the merger agreement, Cambium’s stockholder entered into a voting and support agreement with Voyager, which we refer to as the Cambium voting agreement. Under the Cambium voting agreement, among other things, the Cambium stockholder agreed to vote all of its shares of Cambium common stock in favor of adoption of the merger agreement and approval of the Cambium merger. The Cambium stockholder did not receive any additional consideration in connection with the execution and delivery of the Cambium voting agreement.

In the Cambium voting agreement, the Cambium stockholder has represented and warranted to Voyager that, among other things, it owns all 1,000 shares (constituting all outstanding shares) of Cambium common stock that are subject to the Cambium voting agreement. The shares of Cambium common stock subject to the Cambium voting agreement also include any Cambium shares that the Cambium stockholder acquires after the execution of the Cambium voting agreement.

Under the Cambium voting and support agreement, the Cambium stockholder appointed each of Richard Surratt and Todd Buchardt, both of whom are executive officers of Voyager, as the Cambium stockholder’s sole and exclusive proxy and attorney-in-fact to vote and act on the Cambium stockholder’s behalf with respect to the shares of Cambium common stock held by the Cambium stockholder at any annual or special meeting of the Cambium stockholders and at any adjournment of any such meeting or pursuant to any action by written consent in lieu of a meeting with respect to the matters described below. The Cambium stockholder affirmed that the proxy is irrevocable and agreed not to grant any subsequent proxy with respect to its shares of Cambium common stock. The Cambium stockholder irrevocably and unconditionally agreed:

•	with respect to the shares of Cambium common stock held by the Cambium stockholder:

•	to vote its shares of Cambium common stock in favor of adoption of the merger agreement and approval of the Cambium merger and the other actions contemplated by the merger agreement; and

•	to vote against any action, agreement or proposal that could reasonably be expected to result in any of the conditions to the completion of the Cambium merger under the merger agreement not being fulfilled or which could reasonably be expected to otherwise impede, interfere with, delay, postpone or materially adversely effect the Cambium merger or the other transactions contemplated by the merger agreement; and

•	with respect to its membership interests in VSS-Cambium Holdings III Acquisition, LLC, another of its wholly owned subsidiaries, to vote all of its membership interests in VSS-Cambium Holdings III Acquisition, LLC in favor of the Holdings III Merger Transactions and against any other action, agreement or proposal that could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the Holdings III Merger Transactions.

The Cambium stockholder agreed, for the term of the Cambium voting agreement, not to grant any proxy or power of attorney or enter into any voting agreement or similar arrangement with respect to the shares of Cambium common stock it holds except to the extent such proxy, power of attorney, voting agreement or similar arrangement is in favor of Voyager or its designee.

The Cambium stockholder also agreed, among other things, that it will not, except as permitted under the merger agreement and certain other agreements among the parties:

•	sell, pledge, assign, encumber, transfer or dispose of, or grant an option, contract or other arrangement or understanding with respect to, the shares of Cambium common stock held by it, or any interest in the shares of Cambium common stock held by it, to any person other than Holdings;

•	enter into any hedging or other transaction that is designed to or that could reasonably be expected to lead to or result in a sale or disposition of the shares of Cambium common stock held by it;

•	commit, agree or offer to do any of the things listed above; or

•	exercise or assert any rights of appraisal from the Cambium merger and the transactions contemplated by the merger agreement.

The Cambium stockholder appointed each of Messrs. Surratt and Buchardt as its sole and exclusive proxy and attorney-in-fact to vote all of its membership interests in VSS-Cambium Holdings III Acquisition, LLC in favor of the Holdings III Merger Transactions and against any other action, agreement or proposal that could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the Holdings III Merger Transactions.

The Cambium voting agreement will terminate automatically upon the earliest to occur of:

•	the effective time;

•	the termination of the merger agreement in accordance with its terms; or

•	the termination of the Cambium voting agreement upon the mutual written agreement of the parties to the Cambium voting agreement.

Contingent Value Rights Agreement

As mentioned elsewhere in this proxy statement/prospectus, as part of the consideration for the Voyager merger, holders of Voyager common stock will be entitled to receive one CVR for each share of Voyager common stock they hold immediately prior to the effective time. In connection with the transactions contemplated by the merger agreement, Holdings, the Stockholders’ Representative and Wells Fargo Bank, National Association, as rights agent and CVR registrar, will enter into the contingent value rights agreement governing the terms and conditions of the CVRs. We sometimes refer to Wells Fargo Bank as the rights agent in this proxy statement/prospectus.

As described more fully elsewhere in this proxy statement/prospectus, each CVR represents the right to receive an amount equal to the sum of the following amounts (minus specified agreed-upon liabilities, including agreed contingencies, potential working capital adjustments and expenses of the Stockholders’ Representative):

•	specified Voyager tax refunds received after the effective time, plus

•	the lesser of $4,000,000 or the amount of specified post-signing tax refunds of Voyager received after the date of the merger agreement and on or prior to the date of the closing, plus

•	any portion of the 280G Escrow Account which is not paid to its beneficiary, plus

•	other amounts specified in the escrow agreement,

divided by the total number of shares of Voyager common stock outstanding as of the effective time.

The CVRs may not be sold, assigned, transferred, pledged or encumbered, in whole or in part, except for specified permitted transfers. Permitted transfers include:

•	a transfer of CVRs by will or intestacy upon the death of the holder;

•	a transfer by instrument to an inter vivos trust (established during one’s lifetime) or testamentary trust (established upon one’s death) in which CVRs are to be passed to beneficiaries upon the death of the trustee;

•	a transfer made under a valid court order, such as in connection with a divorce, bankruptcy or liquidation;

•	if the holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable; or

•	a transfer made by operation of law (including a consolidation or merger) or in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity.

The CVRs will not be registered under the Securities Act. In addition, the CVRs will not be certificated, meaning that they will not be evidenced by a certificate or other tangible instrument. Rather, the CVRs will be maintained in “book entry” form, which means that the rights agent will keep a register in which it will record the registration of the CVRs and the name, address and number of CVRs held by each holder. Subject to the restrictions on transferability described above, every request of a CVR holder to transfer a CVR must be in writing and accompanied by a written instrument of transfer and any other documentation that the rights agent and/or Holdings may request. No transfer of a CVR will be valid until it is registered in the CVR register maintained by the rights agent, and any transfer that is not so registered will be void.

The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable under the CVRs. The CVRs do not represent any equity or ownership interest in Holdings or in any of the companies that are involved in the Voyager merger or that are parties to the merger agreement.

The CVR agreement provides that the rights agent will distribute to the holders of the CVRs each of the payments, if any, received by the rights agent (other than in connection with any fees and expenses of the rights agent in connection with its services under the rights agreement) pursuant to the escrow agreement. Any amounts payable under the CVRs generally will be payable periodically on the nine and eighteen month anniversaries of the effective time and on or about October 15, 2013. The specific amount and timing of each such payment, if any, to be made by the escrow agent to the rights agent for distributions to the CVR holders will be determined in accordance with the terms and conditions of the escrow agreement. The escrow agreement contains dispute mechanisms that, if implemented, could delay any scheduled distributions under the escrow agreement, and thus delay distributions to the CVR holders.

Within five business days after its receipt of any CVR payment amount, the rights agent will deliver to each CVR holder its pro rata share of the applicable payment amount. The rights agent will calculate these payments based on the number of CVRs held by each holder at the close of business on the applicable CVR payment event date. The rights agent will withhold any applicable taxes from each CVR payment.

The rights agent will be paid a fee, exclusive of reimbursement of out-of-pocket expenses, of $16,500, in exchange for its services under the CVR agreement. The fees of the rights agent will be split equally between Holdings and the Stockholders’ Representative, and the Stockholders’ Representative’s share of these costs will be paid from the total escrow funds forwarded to the rights agent for payment to the CVR holders. Subject to specified limitations, Holdings will indemnify the rights agent for liabilities that the rights agent may incur in connection with its duties under the CVR agreement.

The rights agent may resign at any time upon 30 days’ written notice to Holdings and the Stockholders’ Representative. If the rights agent’s resigns, the board of directors of Holdings generally has the right to appoint a successor that is reasonably agreeable to the Stockholders’ Representative. Any successor rights agent must agree to be bound by the terms of the contingent value rights agreement.

The CVR agreement will terminate when the rights agent has distributed the entire balance of the escrow funds sent to it by the escrow agent to the holders of the CVRs.

Escrow Agreement

As discussed elsewhere in this proxy statement/prospectus, the merger agreement provides that specified funds will be deposited into certain escrow accounts upon the closing of the mergers. This escrow arrangement will be governed by the terms and conditions of an escrow agreement among Wells Fargo Bank, N.A., as escrow agent, the Stockholders’ Representative, Holdings and Richard Surratt, the current chief executive officer of Voyager. We sometimes refer to Wells Fargo Bank as the escrow agent in this proxy statement/prospectus.

In particular, in connection with the transactions contemplated by the merger agreement, the escrow agent will administer the following escrow funds, which the parties will deposit with the escrow agent at the time of the closing of the mergers:

•	the CVR escrow fund, which includes the Voyager tax refund holdback amount and all tax refunds received by Voyager following completion of the closing, which ultimately (minus specified expenses and liabilities) will be delivered to the rights agent for distribution to the CVR holders;

•	the excess employee payment fund, which includes specified excess employee payments; and

•	the 280G escrow fund, which includes funds set aside to satisfy any potential tax “gross-up” obligations incurred by Mr. Surratt in connection with the mergers.

Generally, the escrow agent will make payments to the rights agent from the CVR escrow fund, less certain costs incurred, on each of the nine-month and eighteen-month anniversaries of the effective time of the mergers. To the extent not previously distributed to Mr. Surratt within the applicable period specified in the escrow agreement (i.e., before October 15, 2013), amounts remaining in the 280G escrow fund may, under certain circumstances, be distributed by the escrow agent to the rights agent for distribution to the holders of the CVRs. Any amounts deposited in the excess employee payment fund, together with distributions made from the CVR escrow fund, will be distributed by the escrow agent to the rights agent for distribution to the holders of the CVRs.

The escrow agreement contains dispute mechanisms that, if implemented, could delay any scheduled distributions under the escrow agreement, and thus delay distributions to the CVR holders scheduled to be made on the nine and eighteen month anniversaries of the effective time and on or about October 15, 2013.

In addition to the payments to be made to the rights agent on behalf of the CVR holders, additional amounts that may be paid out of the CVR escrow fund are as follows:

•	agreed contingencies, which are described in greater detail under “THE MERGER AGREEMENT-Agreed Contingencies” on page 129 of this proxy statement/prospectus;

•	any documented costs of Holdings incurred by Holdings in connection with collecting tax refunds on behalf of Voyager;

•	any working capital adjustment to which Holdings may be entitled under the terms of the merger agreement; and

•	any reasonable, documented out-of-pocket costs or expenses of, and reasonable compensation for, the Stockholders’ Representative or any advisors that it may engage.

As mentioned, with respect to the 280G escrow fund, Mr. Surratt is entitled, at any time or from time to time prior to October 15, 2013, to request that the escrow agent pay him the amount specified in his notice to the escrow agent, in accordance with the instructions set forth in the escrow agreement. Upon receipt of a request for payment from Mr. Surratt, the escrow agent will pay the requested amount to Mr. Surratt, up to the maximum amount held in the 280G escrow fund. If any proceeds remain in the 280G escrow fund after October 15, 2013, then the remaining proceeds will be distributed to Holdings and the rights agent in accordance with an agreed upon sharing arrangement, as described in the escrow agreement.

With respect to payments made from the escrow funds, the escrow agreement contains a dispute resolution mechanism which provides that the Stockholders’ Representative or Holdings, as applicable, may object to amounts requested by the other party. Any funds subject to dispute will not be distributed by the escrow agent until the dispute has been resolved.

The escrow funds initially will be deposited, transferred and held in FDIC-insured, non-interest-bearing accounts, as directed by the parties to the escrow agreement. The parties to the escrow agreement may change this investment election for one or more of the escrow funds according to the procedures specified in the escrow agreement. For purposes of federal, state and local income tax reporting, Holdings will be treated as the owner of each escrow fund. Holdings will also be responsible for paying taxes on any interest and other income earned on any escrow fund and for filing all necessary tax returns with respect to any such income.

The escrow agent will be paid an administration fee of $2,500 and will be reimbursed for its reasonable, customary and documented out-of-pocket expenses in exchange for its services under the escrow agreement. The fees of the escrow agent will be split equally between Holdings and the CVR escrow fund. Subject to specified limitations, Holdings, Voyager, the Stockholders’ Representative and Richard Surratt will indemnify the escrow agent for liabilities that the escrow agent may incur in connection with its duties under the escrow agreement.

The escrow agreement will terminate when the escrow agent has distributed all of the escrowed funds in accordance with the escrow agreement.

Stockholders Agreement

In connection with the transactions contemplated by the merger agreement, Holdings, the Cambium stockholder and the Stockholders’ Representative will enter into a stockholders agreement, effective as of the closing of the mergers, that, among other things, provides the Cambium stockholder and certain funds managed or controlled by VSS with specified preemptive rights and subscription rights and addresses various matters relating to the governance of Holdings, all as discussed in greater detail below.

Voting Provisions Regarding Directors and Organizational Documents

The stockholders agreement contains several agreements among the parties with respect to the board of directors. These provisions include an agreement by the Cambium stockholder to vote its shares of Holdings common stock as necessary to ensure that the size of the board of directors of Holdings is set at and remains at nine directors until the third anniversary of the effective time. These provisions also include an agreement by the Cambium stockholder not to vote its shares or take any other action to remove or disqualify any of the Voyager designees named as members of Class II of the Holdings board of directors (which we sometimes refer to as the Voyager Class II designees) or of Class III of the Holdings board of directors (which we sometimes refer to as the Voyager Class III designees), in each case other than for “cause” as determined in accordance with Delaware law, until the earliest to occur of:

•	the written consent of the Stockholders’ Representative, which consent may be granted or withheld in its sole and absolute discretion;

•	the full distribution by the escrow agent of the CVR escrow fund in accordance with the terms of the escrow agreement described under “— Escrow Agreement” on page 145;

•	the second anniversary of the effective time with respect to the Voyager Class II designees and the third anniversary of the effective time with respect to the Voyager Class III designees; or

•	the date on which Cambium’s stockholder and funds managed or controlled by VSS cease to collectively beneficially own in the aggregate at least 10% of the issued and outstanding shares of Holdings common stock.

The initial Voyager Class II designees and the initial Voyager Class III designees will be designated in the stockholders agreement at the time it is signed by the parties. In the event that any Voyager director designee resigns, is removed for cause or a vacancy otherwise occurs with respect to the board seat occupied by the Voyager director designee, then the Cambium stockholder or Holdings is required to provide prompt written notice of the vacancy to the Stockholders’ Representative. The Stockholders’ Representative may then nominate a replacement director to serve in the same board class as the departing director, subject to the approval of the Cambium stockholder, which approval cannot be unreasonably withheld, conditioned or delayed. The Cambium stockholder will vote and take any other actions necessary to cause the election of the replacement Voyager designee to the Holdings board of directors.

The Cambium stockholder also has agreed that, until the third anniversary of the effective time, and except as required by law, for so long as the Cambium’s stockholder and funds managed or controlled by VSS collectively beneficially own in the aggregate at least 10% of the issued and outstanding shares of Holdings common stock:

•	none of the funds managed or controlled by VSS nor the Cambium stockholder will vote or otherwise take any action to amend, modify or repeal Holdings’ certificate of incorporation or bylaws to eliminate the Class II or Class III director classes, to increase or decrease the size of the board of directors or in any other manner that would result in a breach of the stockholders agreement; and

•	Cambium’s stockholder and funds managed or controlled by VSS will vote or act by written consent to maintain a classified or staggered board of directors of Holdings, with the director classes and other terms as set forth in Holdings’ certificate of incorporation and bylaws.

Preemptive Rights

Except with respect to specified exempt issuances that are described below, so long as Cambium’s stockholder and funds managed or controlled by VSS beneficially own in the aggregate at least 25% of the outstanding shares of Holdings common stock, they will have preemptive rights to purchase common stock (or such other securities as may be approved by Holdings’ audit committee) of Holdings in connection with any proposed issuance of securities by Holdings after the effective time of the mergers that does not constitute an exempt issuance. These preemptive rights generally give the holders of those rights the opportunity to purchase an amount of Holdings securities in the new issuance that would enable the holders of those rights to maintain their same collective percentage ownership in Holdings following the new issuance.

Certain specified issuances of securities by Holdings constitute “exempt issuances” and will not be subject to the preemptive rights of Cambium’s stockholder and funds managed or controlled by VSS. Exempt issuances include any issuance in which Holdings securities are issued:

•	in connection with a stock split, stock dividend, capital reorganization, recapitalization, or reclassification of Holdings common stock or other capital stock, distributable on a pro rata basis to all holders of the same class of common stock or other capital stock, as applicable;

•	to employees, officers, directors or consultants of Holdings under an equity incentive plan, stock option plan, employee stock purchase plan, restricted stock plan or other employee benefit plans or programs in effect from time to time;

•	in connection with the conversion of any preferred stock or the conversion or exercise of any options, warrants or other rights to purchase any securities of Holdings;

•	in consideration for the acquisition (by merger, consolidation, reorganization or otherwise) by Holdings or any subsidiary of Holdings of the assets, business or equity interests of another person approved by a majority of the board of directors; or

•	to any of the lenders or other financing sources of Holdings or its subsidiaries in connection with the incurrence, renewal or maintenance of any indebtedness.

Subscription Rights

Holdings will grant Cambium’s stockholder and funds managed or controlled by VSS a subscription right that would permit them to purchase, at any time and from time to time until the 24-month anniversary of the effective time, a number of shares of Holdings common stock up to the lesser of:

•	7,500,000 shares of common stock (subject to adjustment in the event of any dividend, stock split, combination or similar recapitalization event); or

•	the number of shares of common stock that Cambium’s stockholder and funds managed or controlled by VSS may purchase from time to time during the 24-month subscription period for an aggregate purchase price of $20,000,000 (based upon the per share purchase price described below).

The purchase price per share in connection with the subscription rights is equal to 90% of the volume weighted average price of the Holdings common stock measured over the ten-trading-day period immediately preceding the issuance and sale of the shares of Holdings common stock.

HISTORICAL MARKET PRICES AND DIVIDEND INFORMATION

Voyager

Voyager common stock is quoted on the Pink Sheets under the symbol “VLCY.PK.” As of June 30, 2009, there were approximately 750 holders of record of Voyager common stock and 29,874,145 shares of Voyager common stock outstanding. The number of stockholders does not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms and others.

On March 28, 2007, the New York Stock Exchange, which we refer to as the NYSE, suspended the trading of Voyager’s securities and, thereafter, the common stock of Voyager began being quoted on the Pink Sheets. The following table sets forth the high and low closing sales prices of Voyager common stock on the NYSE or the Pink Sheets, as applicable, for the periods indicated. For current price information, you should consult your broker or publicly available sources.

	Voyager Common Stock
	High	Low

Year Ending December 31, 2009:
Fourth Quarter (through October 28, 2009)	$4.85	$4.46
Third Quarter	$4.80	$3.40
Second Quarter	$3.80	$1.10
First Quarter	$1.70	$0.90
Year Ended December 31, 2008:
Fourth Quarter	$3.90	$1.05
Third Quarter	$5.20	$3.93
Second Quarter	$6.55	$4.95
First Quarter	$7.15	$5.95
Year Ended December 31, 2007:
Fourth Quarter	$8.20	$4.75
Third Quarter	$9.85	$6.94
Second Quarter	$10.36	$8.32
First Quarter	$12.14	$8.23

For information regarding the security ownership of Voyager common stock as of June 30, 2009, by (1) each person who, to Voyager’s knowledge, is the beneficial owner of more than five percent of Voyager’s outstanding common stock, (2) each current director of Voyager, (3) the named executive officers of Voyager and (4) all of Voyager’s executive officers and directors as a group, see “SECURITY OWNERSHIP OF VOYAGER BY CERTAIN BENEFICIAL OWNERS” on page 278.

Cambium and Holdings

At present, both Cambium and Holdings are wholly owned by a single equity owner. As a result, there is presently no market for the equity interests of Cambium or Holdings.

For information regarding the expected security ownership of Holdings common stock following the mergers by (1) each person or group that is expected to become the beneficial owner of more than five percent of the common stock of Holdings after the mergers, (2) each person designated to become a director of Holdings, (3) certain specified prospective executive officers of Holdings and (4) all persons currently designated to become directors and executive officers of Holdings as a group, see “SECURITY OWNERSHIP OF HOLDINGS BY CERTAIN BENEFICIAL OWNERS” on page 183.

Dividends

Neither Cambium nor Voyager has, during the past five fiscal years, declared or paid any cash dividends on its capital stock. Holdings does not anticipate paying any cash dividends on its common stock for the foreseeable future after completion of the mergers.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Cambium and Voyager have entered into a merger agreement that provides that they will combine their businesses through a series of mergers under a single holding company, Holdings. The net effect of the mergers will be that Cambium and Voyager will become wholly owned subsidiaries of Holdings, and the respective subsidiaries of Cambium and Voyager will become indirect, wholly owned subsidiaries of Holdings.

In connection with the mergers, the sole stockholder of Cambium will receive a total of 20,454,312 shares of Holdings common stock in the Cambium merger. Those shares, together with the 3,846,154 shares of Holdings common stock that Holdings will issue to the Cambium stockholder in exchange for a $25 million capital contribution to be made by the Cambium stockholder to Holdings prior to the effective time of the mergers, will represent approximately 55.5% of the total number of shares of Holdings common stock that will be outstanding upon completion of the Voyager merger and the Cambium merger, assuming no exercise of any portion of the Holdings Warrant, assuming no exercise of appraisal rights by Voyager’s stockholders and assuming that the maximum amount of cash payable in the mergers is paid to the Voyager stockholders. The number of shares of Holdings common stock issuable to the Cambium stockholder in the Cambium merger and in connection with the $25 million capital contribution assumes that there will be 29,874,145 shares of Voyager common stock outstanding immediately prior to the effective time of the mergers. To the extent that the number of shares of Voyager common stock outstanding immediately prior to the effective time of the mergers is greater or less than 29,874,145, the number of shares of Holdings common stock issued to the Cambium stockholder will be increased or decreased, respectively, so that the shares of Cambium common stock owned by the Cambium stockholder will convert into the same percentage of shares of Holdings common stock immediately after the effective time of the mergers as would have been the case had the number of shares of Voyager common stock outstanding immediately prior to the effective time of the mergers been 29,874,145.

The Cambium stockholder will also receive the Holdings Warrant. The Holdings Warrant will entitle the Cambium stockholder to purchase shares of Holdings common stock at an exercise price of $0.01 per share (subject to adjustment). The aggregate number of shares of Holdings common stock issuable upon exercise of the Holdings Warrant will be determined in accordance with a formula described under the caption “THE MERGER AGREEMENT — Merger Consideration — Cambium consideration.” The Holdings Warrant is subject to customary registration rights in favor of the holder of the Holdings Warrant and its permitted successors and assigns. The Holdings Warrant will expire five years after the closing.

Each share of Voyager common stock will be converted into merger consideration consisting of:

•	at the election of the stockholder, either:

•	one share of Holdings common stock, or

•	$6.50 in cash, subject to proration rules referred to below; plus, regardless of the election made,

•	an amount in cash equal to the amount of specified tax refunds received by Voyager prior to the closing of the mergers (reduced by the amount of the Voyager tax refunds contractually required to be placed in escrow at closing), divided by the total number of shares of Voyager common stock outstanding immediately prior to the effective time of the mergers; plus

•	a CVR, which represents the right to receive cash in an amount equal to the aggregate amount of specified tax refunds received after the closing of the mergers and various other amounts deposited in escrow on or after the closing date, as reduced by any payments to be made under the escrow agreement with respect to agreed contingencies, a working capital adjustment and Stockholders’ Representative expenses, divided by the total number of shares of Voyager common stock outstanding immediately prior to the effective time of the mergers.

The amount of cash available to satisfy cash elections by Voyager stockholders will be determined by an agreed formula that is dependent on, among other things, the cash generated by Voyager prior to closing, but the amount of cash available for cash elections is limited to a maximum of $67.5 million in the aggregate. If the amount of cash available for the cash elections is insufficient to accommodate all of the cash elections made by the Voyager stockholders, then the stockholders electing to exchange shares for cash will be subject to a pro rata reduction in accordance with agreed procedures set forth in the merger agreement and described in this proxy statement/prospectus. The shares of Voyager common stock that are subject to this pro rata reduction and therefore are not exchanged for cash will be exchanged for shares of Holdings common stock. There is no comparable limit on the extent to which Holdings will honor stock elections. Thus, if a Voyager stockholder elects to receive Holdings stock in exchange for all of the stockholder’s shares of Voyager common stock, that stockholder will not be subject to proration pursuant to the merger agreement and will receive only Holdings common stock.

The transaction will be accounted for as an “acquisition” of Voyager by Cambium, as that term is used under U.S. GAAP, for accounting and financial reporting purposes under the guidance of Statement of Financial Accounting Standards (“SFAS”) No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141(R)”). In making this determination, management considered that (a) Holdings does not have any significant pre-combination activity and, therefore, would not qualify to be the accounting acquirer and (b) the sole stockholder of Cambium will be the majority holder of the combined entity, while the prior owners of Voyager will become minority holders in the combined entity. As a result, the historical financial statements of Cambium will become the historical financial statements of Holdings.

The following unaudited pro forma condensed combined financial statements of Holdings have been prepared to give effect to the mergers, as if each merger had been completed on June 30, 2009 for balance sheet purposes and January 1, 2008 for statement of operations purposes.

The historical financial data for Cambium and Voyager for the year ended December 31, 2008 and for the six months ended June 30, 2009 have been derived from their respective consolidated financial statements as of the dates and for the periods indicated. The unaudited pro forma condensed combined financial statements of Holdings should be read in conjunction with Cambium’s and Voyager’s audited and unaudited financial statements presented elsewhere in this proxy statement/prospectus.

The pro forma adjustments for the mergers are based on preliminary purchase price allocations and management’s estimates. Actual allocations will be based on final valuations, appraisals and other analyses of the fair value of the acquired assets and liabilities. The allocations will be finalized after the data necessary to complete the valuations, appraisals and other analyses of the fair values of the acquired assets and liabilities assumed are obtained and evaluated. Differences between the preliminary and final allocations could have a material effect on the pro forma results of operations.

The actual amounts recorded as of the completion of the mergers may differ materially from the information presented in these unaudited pro forma condensed combined financial statements as a result of several factors, including the following:

•	changes in Voyager’s net assets between the pro forma balance sheet date of June 30, 2009 and the closing of the mergers which could impact the preliminary estimated purchase price or the preliminary estimated fair values as of the effective date of the mergers;

•	the value of Holdings as of the effective date of the mergers;

•	the timing of completion of the mergers;

•	Voyager stockholder elections to receive cash versus common stock of Holdings and to exercise appraisal rights; and

•	other changes in net assets that may occur prior to completion of the mergers, which could cause material differences in the information presented.

The unaudited pro forma condensed combined financial statements do not reflect any cost savings or other synergies that Holdings’ management believes could have been achieved nor do they reflect any post-closing, one-time integration costs to achieve cost savings and other synergies had the transactions been completed on the dates indicated. The unaudited pro forma condensed combined financial statements of Holdings are not necessarily indicative of the financial position or results of operations presented as of the dates or for the periods indicated, or the results of operations or financial position that may be achieved in the future.

CAMBIUM LEARNING GROUP, INC.
(f/k/a Cambium-Voyager Holdings, Inc.)

Unaudited Pro Forma Condensed Combined Balance Sheet
As of June 30, 2009

			Pro Forma		Pro Forma
	Cambium	Voyager	Adjustments		Combined
	(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$6,387	$71,224	$(18,684)	A	$904
			(83,023)	B
			25,000	C
Accounts receivable, net	8,784	10,657			19,441
Income tax receivable	—	5,849			5,849
Inventory	13,050	14,202	473	D	27,725
Other current assets	9,086	7,035	(2,641)	E	17,249
			3,769	A

Total current assets	37,307	108,967	(75,106)		71,168
Property, plant and equipment, net	17,929	7,129	(5,146)	F	19,912
Goodwill	107,268	77,733	(3,701)	H	181,300
Intangible assets, net	91,501	47,022	(9,528)	G	134,141
			5,146	F
Property held for sale	743	—			743
Other assets	173	1,354	14,191	A	15,718

Total assets	$254,921	$242,205	$(74,144)		$422,982

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt and capital lease obligations	$19,240	$119			$19,359
Accounts payable and accrued expenses	9,096	18,263	(724)	A	39,531
			12,000	I
			896	J
Deferred revenue, current portion	1,121	19,556	(9,527)	K	11,150

Total current liabilities	29,457	37,938	2,645		70,040
Long-term liabilities:
Long-term debt and capital lease obligations, less current maturities	150,813	35			150,848
Other liabilities	27,194	19,410	5,551	B	47,101
			(1,229)	K
			(4,087)	L
			262	N

Total long-term liabilities	178,007	19,445	497		197,949
Shareholders’ equity:
Common stock	—	30	14	M	44
Capital surplus	151,707	357,823	(357,867)	M	272,357
			95,694	B
			25,000	C
Accumulated deficit	(104,250)	(156,949)	156,949	M	(119,630)
			(12,000)	I
			(896)	J
			(2,484)	N
Treasury stock, at cost	—	(16,836)	16,836	M	—
Accumulated other comprehensive income (loss)	—	754	(754)	M
Subscription rights	—	—	2,222	N	2,222

Total shareholders’ equity	47,457	184,822	(77,286)		154,993

Total liabilities and shareholders’ equity	$254,921	$242,205	$(74,144)		$422,982

See accompanying footnotes to unaudited pro forma condensed combined financial statements

CAMBIUM LEARNING GROUP, INC.
(f/k/a Cambium-Voyager Holdings, Inc.)

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2008

			Pro Forma		Pro Forma
	Cambium	Voyager	Adjustments		Combined
	(In thousands, except per share data)

Net sales	$99,731	$98,531	$(9,452)	O	$188,810
Cost and expenses:
Cost of sales, excluding depreciation and amortization	(34,074)	(39,062)	1,398	P	(73,481)
			(1,743)	Q
Selling and administrative expense	(43,155)	(66,573)	26	V	(113,463)
			51	X
			(1,122)	Y
			(2,690)	J
Depreciation and amortization	(27,419)	(21,358)	11,138	R	(37,639)
Goodwill impairment	(75,966)	(43,141)			(119,107)
Embezzlement and related expenses	(7,254)	—			(7,254)
Lease termination costs	—	(11,673)			(11,673)

Loss from operations	(88,137)	(83,276)	(2,394)		(173,807)
Interest and other income (expenses), net	(19,415)	612	(754)	S	(19,557)
Gain from settlement with previous stockholders	30,202	—			30,202
Loss on extinguishment of debt	(5,632)	—			(5,632)

Loss from operations before income taxes	(82,982)	(82,664)	(3,148)		(168,794)
Income tax benefit	13,422	1,160	(184)	T	14,398

Net loss	$(69,560)	$(81,504)	$(3,332)		$(154,396)

Net loss per common share:
Basic net loss per common share		$(2.73)			$(3.53)
Diluted net loss per common share		$(2.73)			$(3.53)
Average number of common shares and equivalents outstanding:
Basic		29,871	13,919	U	43,790
Diluted		29,871	13,919	U	43,790

See accompanying footnotes to unaudited pro forma condensed combined financial statements

CAMBIUM LEARNING GROUP, INC.
(f/k/a Cambium-Voyager Holdings, Inc.)

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Six Months Ended June 30, 2009

			Pro Forma		Pro Forma
	Cambium	Voyager	Adjustments		Combined
	(In thousands, except per share data)

Net sales	$36,770	$47,009	$(223)	O	$83,556
Cost and expenses:
Cost of sales, excluding depreciation and amortization	(12,845)	(17,083)	34	P	(30,886)
			(992)	Q
Selling and administrative expense	(19,300)	(27,197)	6,037	V	(41,781)
			(718)	W
			(42)	X
			(561)	Y
Depreciation and amortization	(13,057)	(9,683)	4,142	R	(18,598)
Goodwill impairment	(9,105)	(21,984)			(31,089)
Embezzlement and related expenses	120	—			120

Loss from operations	(17,417)	(28,938)	7,677		(38,678)
Interest and other income (expenses), net	(9,746)	769	(58)	S	(9,035)

Loss from operations before income taxes	(27,163)	(28,169)	7,619		(47,713)
Income tax benefit	6,416	447	(6,863)	T	—

Net loss	$(20,747)	$(27,722)	$756		$(47,713)

Net loss per common share:
Basic net loss per common share		$(0.93)			$(1.09)
Diluted net loss per common share		$(0.93)			$(1.09)
Average number of common shares and equivalents outstanding:
Basic		29,874	13,916	U	43,790
Diluted		29,874	13,916	U	43,790

See accompanying footnotes to unaudited pro forma condensed combined financial statements

CAMBIUM LEARNING GROUP, INC.
(f/k/a Cambium-Voyager Holdings, Inc.)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS

Note 1 —	Basis of Presentation

The unaudited pro forma condensed combined financial statements of Holdings were prepared using the acquisition method of accounting as set forth under SFAS No. 141(R). Under SFAS No. 141(R), Cambium is the accounting acquirer and Voyager is the acquiree. The pro forma information is based on the historical financial statements of Cambium and Voyager. Certain reclassifications to data included in the financial statements for the fiscal year ended December 31, 2008 and the six months ended June 30, 2009 of both Voyager and Cambium have been made to conform to the pro forma presentation.

The pro forma adjustments for the mergers are based on preliminary purchase price allocations and management estimates. Actual allocations will be based on final valuations, appraisals and other analyses of the fair value of the assets acquired and liabilities assumed.

Note 2 —	Preliminary Estimated Purchase Price

Each share of Voyager common stock will be converted into merger consideration consisting of:

•	at the election of the stockholder, either:

•	one share of Holdings common stock, or

•	$6.50 in cash, subject to cash available to satisfy cash elections determined by an agreed formula that is primarily dependent on the cash generated by Voyager prior to closing, but the amount of cash available for cash elections is limited to a maximum of $67.5 million in the aggregate and subject to proration rules described elsewhere in this proxy statement/prospectus;

•	plus, regardless of the election made,

•	an amount in cash equal to the amount of specified tax refunds received by Voyager prior to the closing of the mergers (reduced by the amount of the Voyager tax refunds contractually required to be placed in escrow at closing), divided by the total number of shares of Voyager common stock outstanding immediately prior to the effective time of the mergers, which we estimate to be 29,874,145 shares; plus

•	a CVR to receive cash in an amount equal to the aggregate amount of specified tax refunds received after the closing of the mergers and various other amounts deposited in escrow on or after the closing date, reduced by any payments to be made under an escrow agreement to be entered into in connection with the mergers, with respect to agreed contingencies, a potential working capital adjustment and Stockholders’ Representative expenses, divided by the total number of shares of Voyager common stock outstanding immediately prior to the effective time of the mergers.

An estimate of the merger consideration to be paid to Voyager’s shareholders was based on preliminary valuations involving current assumptions and valuations.

The amount of cash paid to shareholders making the cash election assumes that the cash available for cash elections will equal the maximum of $67.5 million and that at least 35% of shareholders, or 10.4 million shares, will make the cash election. The table below shows the impact on purchase price consideration if the cash paid to shareholders was reduced by $2.5 million to $65.0 million or by $5.0 million to $62.5 million, assuming in each case that the shares electing cash meets or exceeds the Shares Eligible to Receive Cash. A relatively narrow range has been used for the sensitivity analysis because Holdings believes that Voyager will have sufficient cash on hand to reach the $67.5 million cap and Holdings expects that the cash election will be oversubscribed.

	Total	Shares	Shares
Cash Paid for	Estimated	Eligible to	Receiving a
Cash Election	Consideration	Receive Cash	Holdings Share
(In thousands)

$67,500	$184,268	10,384	19,490
65,000	183,657	10,000	19,874
62,500	183,045	9,615	20,259

The fair value of shares of Holdings to be issued was determined by taking the remaining shares after the assumed cash election, or 19,489,530 shares, multiplied by the per share value of Holdings, which was estimated for pro forma purposes as $4.91.

The $4.91 represents management’s best estimate of the future value of the combined entity of $215 million divided by the total estimated shares expected to be outstanding at the date of the merger of 43.8 million. To estimate the future value of the combined entity, management relied primarily on analyses prepared for purposes of the fairness opinion delivered to the Voyager board of directors, in which Allen & Company focused on companies that sell similar products targeted at a similar market and have a similar growth profile to Voyager to determine the range, which is at the low end of the comparable company trading statistics. Based on its review of these various financial measures, Allen & Company applied a range of net income multiples between eight and fourteen to a forecasted cash net income of $17.5 million to derive an implied Holdings equity value of between approximately $140 million and $245 million. Management selected a value of $215 million, which is slightly higher than Allen & Company’s forecasted cash net income of $17.5 million at a multiple of twelve, as the best estimate within this range after considering several factors: (1) the analyses prepared by Houlihan Smith for purposes of the solvency opinion delivered to the Voyager board of directors, which used several valuation techniques and sensitivity ranges that generally resulted in higher estimates of the future combined company than those prepared by Allen & Company; (2) the performance of each of Cambium and Voyager during the current year compared to previous forecasts; and (3) expectations regarding developments in the education funding environment. For further information on the analyses performed by Voyager’s financial advisors, see “Opinions of Voyager’s Financial Advisors” on page 80.

Total estimated shares expected to be outstanding at the date of the merger of 43.8 million are calculated as follows:

(In thousands)

Holdings shares to be issued to existing Cambium stockholder	20,454
Additional shares to be issued for $25 million capital contribution to be made immediately prior to closing by the Cambium stockholder	3,846
Estimated Holdings shares to be issued to existing Voyager stockholders	19,490

Total estimated shares of Holdings outstanding at the merger date	43,790

The specified tax refunds are the amounts received prior to the signing of the agreement and any amounts received between signing and closing that are not required to be placed in the CVR escrow fund. Any amounts received between signing and closing up to a $4 million limit are included in the estimated CVR value below. Refunds received prior to signing totaled $15.5 million and there were no amounts over the $4 million limit as of June 30, 2009.

Estimated fair values of elements making up the aggregate CVR amount for purposes of these pro forma condensed combined financial statements are as follows:

(In thousands)

Tax related receivables	$5,849
Refunds received after signing the merger agreement	70
Tax related liabilities	(1,814)
Expected return of 280G escrow net of excess limitation	1,867
Estimated allowed expenses and out-of-pocket costs	(500)

Total estimated aggregate CVR value	$5,472

The fair value of the CVR was determined based on the likelihood and amount of cash flows of these elements under the CVR agreement, determined as follows:

•	The tax related receivables and tax related liabilities represent amounts that have been reflected in Voyager’s historical financial statements in accordance with U.S. GAAP. For these elements, management assumed that the book value of these assets and liabilities approximates their fair value.

•	Refunds received after signing the merger agreement represent actual cash receipts received between the signing of the agreement and June 30, 2009.

•	The expected return of 280G escrow net of excess limitation reflects management’s expectations that no payments made in connection with the mergers will trigger any 280G tax “gross-up” obligations and that the entire $3.0 million to be set aside in an escrow fund to satisfy this potential obligation will be available for the CVR, net of an excess limitation of $1.1 million, which is the value applicable when Voyager’s cash available for the cash election is equal to $42.5 million.

•	Estimated allowed expenses and out-of-pocket costs represent the estimated costs of collecting tax refunds and administering the CVR over its duration.

The maximum value of the CVR cannot be determined at this time. However, the total amount of the CVR is not expected to be more than $11 million, and may be substantially less than $11 million depending on various factors, including events beyond management’s control. The following table shows the effect of changes in the estimated CVR on total consideration and on the purchase price allocation:

			Estimated
		Estimated	High End of
	Minimum CVR	CVR	CVR

Estimated fair value of the CVR	$—	$5,472	$11,000
Total purchase price consideration as detailed below	178,796	184,268	189,796
Allocation to goodwill as described in Note 3 below	68,560	74,032	79,560

Additionally, under the merger agreement, share-based awards held by employees of Voyager are required to be converted into rights or options for Holdings shares with the same terms and conditions that were applicable to the rights or options for Voyager shares. Therefore, in accordance with SFAS No. 141(R), the fair value, prior to conversion, of replacement equity awards issued for pre-combination services at the date of acquisition is included in the calculation of the purchase price. The fair value of these equity awards to be converted as of June 30, 2009, which include stock appreciation rights with respect to 200,000 shares held by Ronald Klausner and stock options for 137,720 shares held by various other employees and directors, was determined using the Black-Scholes pricing model, assuming historical volatility of 45.9%, dividend yield of 0%, risk free rate of 1.8%, and weighted-average remaining life of 2.82 years.

The following table summarizes the components of the preliminary estimated total purchase price of $184.3 million determined for purposes of these pro forma condensed combined financial statements:

(In thousands)

Cash paid to shareholders making the cash election	$67,500
Cash paid to shareholders for specified tax refunds	15,523
Fair value of shares of Holdings issued to shareholders	95,694
Fair value of equity awards to be converted at acquisition	79
Fair value of the CVR	5,472

Total consideration	$184,268

The final total consideration could materially differ from the value estimated for these unaudited pro forma condensed combined financial statements.

Note 3 —	Preliminary Estimated Purchase Price Allocation

The preliminary estimated purchase price was allocated to assets acquired and liabilities assumed as if the mergers were completed on June 30, 2009. The excess of the purchase price over the estimated fair value of tangible and identifiable intangible assets acquired and liabilities assumed was allocated to goodwill.

The allocation of the purchase price of assets and liabilities in the accompanying unaudited pro forma condensed combined balance sheet is preliminary and based on management’s best estimates using current assumptions and valuations. Actual allocations will be determined after the mergers are completed and will be based on final valuations, appraisals and other analyses of the fair value of assets acquired and liabilities assumed. Accordingly, the final purchase accounting allocations could be materially different from the preliminary unaudited pro forma adjustments presented herein.

For purposes of the unaudited pro forma condensed combined financial statements, the purchase price has been allocated to the assets and liabilities of Voyager as presented below:

(In thousands)

Cash and cash equivalents	$71,224
Accounts receivable	10,657
Income tax receivable	5,849
Inventory	14,675
Other current assets	4,394
Property, plant and equipment	1,983
Intangible assets	42,640
Other assets	1,354
Accounts payable and accrued expenses	(18,263)
Deferred revenue	(11,088)
Capital lease obligations	(154)
Other liabilities	(13,035)
Goodwill	74,032

Total net assets acquired	$184,268

Identifiable intangible assets resulting from the pro forma purchase price allocation total $42.6 million and consist of the following:

(In thousands)

Curriculum	34,580
Customer relationships	5,400
Tradenames and trademarks	2,660

Total intangible assets acquired	$42,640

Curriculum relates to Voyager’s product offerings and the associated internally developed software which are currently generating revenue. The preliminary value of these assets was determined using a multi-period excess earnings method. This approach determines the value of the curriculum intangibles by measuring the present value of the incremental after-tax cash flows attributable to the asset after deducting related contributory asset charges. Key assumptions utilized in the valuation are:

•	The percentage of projected revenues allocated to products versus other factors that influence customer purchasing decisions, estimated at 85.0% based on management’s understanding of customer purchasing decisions and marketing strategies utilized by Voyager.

•	A discount rate of 17.8%, based on a weighted average cost of capital analysis that considered market, industry, size and company specific risks.

•	Annual revenue growth rates ranging from 3.0% to 8.7%.

•	A curriculum content turnover rate of 10.0% per year in the first three years, with greater turnover of 25.0% in year four to represent a commonly expected major upgrade to the curriculum.

Curriculum will be amortized using an accelerated method of amortization over the expected useful life of eight years based on management’s expectations of the period of time the existing curriculum and core methodology would contribute to future cash flows, taking into consideration the historic patterns of curriculum upgrade and replacement.

Customer relationships relate to Voyager’s ability to sell existing, in-process and future versions of its products to its existing customers. The preliminary value of acquired customer related intangibles was also determined using a multi-period excess earnings method. Key assumptions utilized in the valuation are:

•	The percentage of projected revenues allocated to customer relationships versus other factors that influence customer purchasing decisions, estimated at 15.0% based on management’s understanding of customer purchasing decisions and marketing strategies utilized by Voyager.

•	A discount rate of 17.8%, based on a weighted average cost of capital analysis that considered market, industry, size and company specific risks.

•	Annual revenue growth rates ranging from 3.0% to 8.7%.

•	Customer retention rates based on analysis of existing and future estimated customer turnover.

Customer relationships are amortized on a straight-line basis over their expected useful life of ten years, based on management’s expectations of the period of time the existing customer base would contribute to future cash flows, taking into consideration historical attrition rates and management’s understanding of the industry.

Tradenames and trademarks represent future value to be derived associated with the use of existing tradenames and trademarks. The preliminary value of trademark and trade name intangibles was determined using a relief from royalty method. This method determines what a market participant would pay to license the trademark and tradename and discounts this payment stream. The key assumptions utilized in this method are:

•	An estimated royalty rate of 0.5%, determined through profit sharing analysis to consider the effect of a change in the tradename/trademark on revenues and industry royalty rates as compared to retail trademarks.

•	A discount rate of 17.8%, based on a weighted average cost of capital analysis that considered market, industry, size and company specific risks.

•	Annual revenue growth rates ranging from 3.0% to 8.7%.

Tradenames and trademarks are amortized on a straight-line basis over their expected useful life of ten years, based on management’s expectations of the period of time the existing tradenames and trademarks would add value to Voyager’s operations, taking into consideration their history and length of use as well as name recognition in the industry.

Goodwill is calculated as the excess of the purchase price over the estimated fair value of tangible and identifiable intangible assets acquired and liabilities assumed. This amount represents the value of the assembled and trained workforce, access to capital markets, reduced financial leverage and potential to reduce cost of funds, benefits of economies of scale, increased market share and other expected financial and operational synergies.

Note 4 —	Pro Forma Adjustments

The accompanying unaudited pro forma condensed combined financial statements have been prepared as if the mergers were completed on June 30, 2009 for balance sheet purposes and January 1, 2008 for statement of operations purposes and reflect the following pro forma adjustments:

(A) Adjustment for cash funding of contractually agreed-upon closing liabilities, including net funding of $15.0 million to a rabbi trust, $3.0 million to an escrow account and $0.7 million in accounts payable and accrued expenses paid.

(B) Adjustments for the preliminary estimated purchase price consideration, which includes an estimated $83.0 million to be paid to Voyager stockholders using existing cash and cash equivalents, $95.7 million of shares in Holdings, and $5.5 million of CVR and replacement equity awards.

(C) Adjustment for cash consideration contributed by Cambium’s stockholder. Holdings will issue 3,846,154 shares of common stock to the Cambium stockholder in exchange for a $25 million capital contribution to be made by the Cambium stockholder to Holdings prior to the effective time of the mergers to furnish cash to cover cash elections.

The $25.0 million cash contribution represents an additional 3,846,154 shares of Holdings common stock sold for a purchase price of $6.50 per share. The price resulted from contractual negotiations between the parties whereby Cambium’s stockholder agreed to pay the $25.0 million purchase price to acquire the additional shares necessary to assure ownership of approximately 55% of Holding’s outstanding shares. See Note 2 for a description of the determination of consideration fair value.

(D) Adjustment to the fair value of Voyager’s inventory to reflect additions for freight-in, labor and overhead consistent with Cambium’s accounting policy.

(E) Certain up-front costs associated with completing the sale of Voyager’s products are deferred and recognized as the related revenue is recognized. This adjusts the fair value of these deferred costs to zero.

(F) Voyager’s internally developed customer technology is included in the line “Property, Plant and Equipment, net” and Voyager’s internally developed and acquired curriculum is included in the line “Intangible Assets, net” in the Voyager historical balance sheet. In purchase accounting, all print and technology development will be valued as acquired curriculum. Adjustment is to reclassify net internally developed software from “Property, Plant and Equipment, net” to “Intangible Assets, net.”

(G) Adjustment to record the fair value of Voyager’s intangible assets, which includes acquired curriculum and other purchased intangibles, including tradenames, trademarks and customer relationships.

(H) Adjustment to Voyager’s goodwill for purchase price accounting allocation.

(I) Cambium and Voyager expect to incur aggregate transaction fees and other costs related to the mergers of between $17 million and $19 million. These costs include the following:

(i) Pursuant to the terms of Allen & Company’s engagement letter, Voyager will owe Allen & Company a cash fee of $3 million, conditioned upon the completion of the Voyager merger. Allen & Company was paid $0.5 million in August 2009 for the delivery of its opinion to the Voyager board. The latter $0.5 million fee is creditable against any success fee payable to Allen & Company upon the closing of the Voyager merger. No portion of the $0.5 million fee is contingent upon either the conclusion expressed in the opinion or whether the Voyager merger is successfully completed.

(ii) An affiliate of VSS will receive a fee in the amount of $3 million from Holdings upon completion of the mergers in consideration for providing advisory services with respect to the mergers. This fee will be payable as follows: $1 million in cash is payable at the closing, with the balance becoming payable if and when Cambium’s ratio of total outstanding debt to adjusted EBITDA drops below 3.0:1. Three-quarters of this remaining balance will be allocated pro rata among, and paid to, VSS and certain of the members of VSS-Cambium Holdings III, LLC.

(iii) Legal, accounting and other transaction fees are estimated to range between $11 million and $13 million.

All transaction fees and other costs will be included as an expense in the Voyager or Cambium statement of operations of each entity as incurred. For purposes of the pro forma financial statements, management has assumed that transaction costs will approximate the midpoint of the $17.0 million to $19.0 million range. Through June 30, 2009, total costs of $6.1 million have been recorded in the historical statements of operations of Voyager and Cambium. Due to their non-recurring nature, such costs are removed from the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2008 and the six months ended June 30, 2009 as adjustment (V). Adjustment (I) is to accrue remaining expected transaction costs of $12 million in the unaudited pro forma condensed combined balance sheet.

(J) Adjustment to accrue expected contractual obligations, severance, retention, and other payments that become payable as a result of the merger and to record the effect on the Unaudited Pro Forma Condensed Combined Statement of Operations of payments with subsequent service requirements. The pro forma adjustment assumes that employees subject to such agreements are still employed as of the closing date of the merger or through the required service period, as applicable. Payments that have future service requirements will be expensed over the required service period rather than accrued at the merger close date and, accordingly, are included in the adjustment to the Unaudited Pro Forma Condensed

Combined Statement of Operations for the year ended December 31, 2008. The Unaudited Pro Forma Condensed Combined Balance Sheet adjustment is summarized below:

(In thousands)

Change in control payments with subsequent service requirements	$2,690
Severance benefits	1,309
Guaranteed bonuses	722
Change in control payment	338
Other payments due upon change in control	399

Total payments related to the merger	5,458
Less: amounts accrued at June 30, 2009	(1,872)
Less: amounts with subsequent service requirements	(2,690)

$896

Because the $2.7 million of change in control payments with subsequent service period requirements have service requirements of one year or less, the entire adjustment is reflected in the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2008 and there is no impact on the Unaudited Pro Forma Condensed Combined Statement of Operations for the six months ended June 30, 2009.

(K) Adjustment to record the fair value of Voyager’s deferred revenue. The fair value of deferred revenue was determined by estimating the cost to service Voyager’s deferred revenue obligations plus a normal profit margin. The book value of deferred revenue representing Voyager’s training and implementation service obligations generally represents fair value as determined under this method. However, the fair value of Voyager’s obligations for online educational content were determined to be lower than such book value, since much of the cost for the online educational content is incurred upfront in development of the website, and the ongoing costs to service the online content are not representative of the fair value of the revenue attributed to it. The fair value of deferred revenue for online educational content was lower than book value by approximately $10.7 million in total, $9.5 million of which is related to current deferred revenue and $1.2 million of which is related to non-current deferred revenue, representing a write-down of approximately 58% of the book value for these obligations. The calculation of the fair value of deferred revenue is dependent on multiple assumptions and estimates, including:

•	future costs to service the obligations, estimated to be approximately 30% of the related revenue based on management’s review of related expenses and operating costs associated with Voyager’s online content;

•	a normal profit margin percentage of 42.9%, based on an analysis of pretax margins for providers of online applications; and

•	a discount rate of 5.75%.

(L) Adjustment to record the fair value of Voyager’s net deferred taxes. As of June 30, 2009, Voyager had $35.8 million in deferred tax assets and $14.6 million deferred tax liabilities for a net deferred tax asset of $21.2 million before valuation allowance. Voyager had also established a valuation allowance of $21.9 million. After including the valuation allowance, Voyager had an overall net deferred tax liability of $0.7 million. The purchase accounting adjustments changed Voyager’s deferred tax asset by $0.4 million before valuation allowance, which is equal to the estimated purchase accounting fair value adjustments (excluding non-deductible goodwill) of $0.9 million at an assumed statutory rate of 38%. However, the valuation allowance also increased by $0.3 million resulting in negligible change in Voyager’s overall deferred tax liability.

As of June 30, 2009, Cambium had $7.2 million in deferred tax assets and $11.3 million deferred tax liabilities for a net deferred tax liability of $4.1 million, with no related valuation allowance. The combined entity will have $43.4 million deferred tax assets and $25.9 million in deferred tax liabilities for a net deferred tax asset of $17.5 million before valuation allowance. The combined entity’s net $17.5 million deferred tax asset will be further offset by a valuation allowance of $18.2 million. After including the valuation allowance, the combined entity will have an overall net deferred tax liability of $0.7 million.

The inclusion of Cambium’s $4.1 million of net deferred tax liabilities in the combined entity has the effect of reducing the $22.2 million valuation allowance established after the purchase accounting adjustments by the equivalent amount of Cambium’s deferred tax liabilities. Cambium’s deferred tax liabilities represent a future source of taxable income that enables the combined entity to release some of Voyager’s previously established valuation allowance.

(M) Adjustment to eliminate Voyager’s shareholders’ equity and record common stock of Holdings at $.001 par value. The Cambium sole stockholder will receive a total of 20,454,312 shares of Holdings common stock in the Cambium merger. Those shares, together with the 3,846,154 shares of Holdings common stock that Holdings will issue to the Cambium stockholder in exchange for a $25,000,000 capital contribution to be made by the Cambium stockholder to Holdings prior to the effective time of the mergers, will represent approximately 55.5% of the total number of shares of Holdings common stock that will be outstanding upon completion of the Voyager merger and the Cambium merger, assuming no exercise of any portion of the Holdings Warrant, assuming no exercise of appraisal rights by Voyager’s stockholders and assuming that the maximum amount of cash payable in the mergers is payable to the Voyager stockholders. The number of shares of Holdings common stock issuable to the Cambium stockholder in the Cambium merger and in connection with the $25,000,000 capital contribution assumes that there will be 29,874,145 shares of Voyager common stock outstanding immediately prior to the effective time of the mergers. To the extent that the number of shares of Voyager common stock outstanding immediately prior to the effective time of the mergers is greater or less than 29,874,145, the number of shares of Holdings common stock to be issued to the Cambium stockholder above will be increased or decreased, respectively, so that the shares of Cambium common stock owned by the Cambium stockholder will convert into the same percentage of shares of Holdings common stock immediately after the effective time of the mergers as would have been the case had the number of shares of Voyager common stock outstanding immediately prior to the effective time of the mergers been 29,874,145. Total shares outstanding for purposes of the pro forma financial statements are assumed to be 43.8 million shares, calculated as follows:

Holdings shares to be issued to existing Cambium stockholder	20,454
Additional shares to be issued for $25 million capital contribution to Holdings to be made immediately prior to closing by the Cambium stockholder	3,846
Estimated Holdings shares to be issued to existing Voyager stockholders	19,490

Total estimated shares of Holdings outstanding at the merger closing date	43,790

(N) Adjustment to record the preliminary estimated fair value of the warrant to be issued to Cambium’s stockholder and subscription rights granted under the stockholders agreement.

Warrant

As described elsewhere in this proxy statement/prospectus, the aggregate number of shares of Holdings common stock issuable upon exercise of the warrant will equal the sum of (i) the Cambium Specified Asset Recoupment Amount, (ii) the Additional Share Amount, and (iii) the Formula Amount. The warrant will have an exercise price of $0.01 per share (subject to adjustment) and a five-year term. The maximum number of shares of Holdings common stock for which the Holdings Warrant may be exercised is estimated to be 894,460 shares. The estimated maximum number of shares of Holdings common stock underlying the Holdings Warrant is based upon: (i) a Cambium Specified Asset Recoupment Amount of 294,230 shares, (ii) an Additional Share Amount of 145,000 shares, and (iii) a Formula Amount of 455,230 shares, which represents Holdings’ estimate of the maximum number of warrant shares that will be required in connection with equity cure payments and debt retirement payments that

Cambium’s stockholder may make prior to the effective time of the mergers. The estimated Formula Amount assumes that any cure payments, payments to retire indebtedness and associated bank fees made or paid by Cambium in connection with Cambium’s credit agreements will not exceed an aggregate of $9 million.

For purposes of the unaudited pro forma condensed combined balance sheet as of June 30, 2009, the number of shares of Holdings common stock for which the warrant could be exercised is assumed to total 53,523, with an estimated fair value of $0.3 million. The number of shares underlying the warrant is based on the following:

•	53,523 shares issuable under the Cambium Specified Asset Recoupment is based on the property held for sale on Cambium’s historical balance sheet as of June 30, 2009 of $0.7 million plus $0.1 million cash received in the period between June 1, 2009 and June 30, 2009, divided by $6.50 per share, and then multiplied by 0.45.

•	No shares issuable for Additional Share Amount, since the number of shares of Voyager at closing is expected to equal 29,874,145 shares.

•	No shares issuable under the Formula Amount, since there were no cure payments, retirement of indebtedness, equity contributions, or payments to obtain waivers as of the pro forma balance sheet date of June 30, 2009. Subsequent to the pro forma balance sheet date, as of August 14, 2009, Cambium was in non-compliance with its debt covenants. On August 14, 2009, Cambium notified both its senior secured lenders and senior unsecured debt holders that it intended to cure the noncompliance. On August 17, 2009, $3.0 million of capital was contributed by the Cambium stockholder to Cambium to fund the cure. On August 20, 2009, Cambium paid the $3.0 million to the senior secured lenders and the principal amount outstanding on Cambium’s senior secured credit agreement was reduced by a corresponding amount. Related bank fees for the debt amendment to be paid subsequent to June 30, 2009 are expected to approximate $0.3 million. Had this cure payment and the related fees been paid as of June 30, 2009, it would have resulted in another 455,230 shares underlying the warrant for the pro forma adjustment, with an estimated fair value of $2.2 million.

The fair value of the warrant was estimated using the Black-Scholes pricing model assuming historical volatility of 45.9%, a dividend yield of 0%, a risk free rate of 2.52%, and a $4.91 value for each Holdings share. The warrant will be accounted for as a liability in accordance with SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS No. 150”).

Since the number of shares exercisable under the warrant is subject to change based upon a number of factors, the following table is provided to illustrate the impact of changes in the number of shares exercisable under the warrant on the fair value of the liability at the merger date:

	Shares	Liability
	Exercisable under	Recorded at the
	the warrant	Merger Date
Shares for pro forma purposes as of June 30, 2009	53,523	$262
Shares including all known events subsequent to June 30, 2009	492,268	2,413
Expected maximum shares	894,460	4,384

Because the financial instrument is classified as a liability, the warrant will be required to be presented at its fair value as of each reporting date. Changes in the fair value will be recorded in results of operations following the merger date.

Subscription Rights

Holdings will grant Cambium’s stockholder and funds managed or controlled by VSS a subscription right that permits them to purchase, at any time and from time to time through the 24-month anniversary of the effective time of the mergers, a number of shares of Holdings common stock up to the lesser of:

•	7,500,000 shares of common stock (subject to adjustment in the event of any dividend, stock split, combination or similar recapitalization event); or

•	the number of shares of common stock that Cambium’s stockholder and funds managed or controlled by VSS may purchase from time to time during the 24-month subscription period for an aggregate purchase price of $20 million (based upon the per share purchase price described below).

The purchase price per share in connection with the subscription rights is equal to 90% of the volume weighted average price of the Holdings common stock measured over the ten trading day period immediately preceding the issuance and sale of the shares of Holdings common stock.

Based on the limitation of aggregate purchase price, the maximum amount of market value of the purchases under the subscription rights would be limited to $22.2 million, with a discount of $2.2 million. Therefore, the assumed value of the subscription rights for pro forma purposes is $2.2 million. This instrument is accounted for as equity in accordance with Emerging Issues Task Force (“EITF”) Issue 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”).

(O) Adjustment to reflect the impact of the purchase price accounting reduction in deferred revenue. To calculate this adjustment, deferred revenue obligations for online access existing as of January 1, 2008 were written down by 58%, which is consistent with the write-down percentage used to adjust the deferred revenue balance at June 30, 2009 to fair value in adjustment (K). The resulting adjustment reflects the difference between revenue recognized from the historical deferred revenue balance at January 1, 2008 and revenue that would have been recognized had a fair value adjustment been made to the deferred revenue balance at January 1, 2008.

(P) Adjustment to reflect the impact of the purchase price accounting reduction in deferred costs. To calculate this adjustment, deferred costs existing as of January 1, 2008 were written down to zero, which is consistent with the write-down percentage used to adjust the deferred costs balance at June 30, 2009 to fair value in adjustment (E). The resulting adjustment removes the impact of costs recognized from the historical deferred cost balance at January 1, 2008.

(Q) Both Cambium and Voyager capitalize certain pre-publication costs of curriculum, including art, prepress and other costs incurred in the creation of the master copy of curriculum products. Voyager also capitalizes editorial costs incurred in the creation of the master copy of curriculum products. This adjustment reflects the estimated impact of conforming Voyager’s capitalization policy for pre-publication costs to Cambium’s policy. To determine this adjustment, Voyager conducted interviews with curriculum management and reviewed development plans and budgets, where available, to determine estimated costs associated with editorial work that would not have been capitalized had Voyager followed the same policy as Cambium.

(R) Adjustment to reflect the impact of the purchase price accounting adjustments to intangible assets on amortization expense. The pro forma amortization expense was calculated based on the asset values, amortization methods and useful lives assigned in the purchase price allocation described in Note 3.

(in thousands)

		Calculated	Historical	Adjustment for
		Amortization for	Amortization for	the Year Ended
	Amortization Method and	Year Ended	Year Ended	December 31,
	Useful Life	December 31, 2008	December 31, 2008	2008

Curriculum	Sum of years digits - 8 years	$7,511	$18,497	$10,986
Customer relationships	Straight-line - 10 years	266	412	146
Tradenames and trademarks	Straight-line - 10 years	540	546	6

		$8,317	$19,455	$11,138

		Calculated	Historical	Adjustment for
		Amortization for	Amortization for	the Six Months
	Amortization Method and	Six Months Ended	Six Months Ended	Ended June 30,
	Useful Life	June 30, 2008	June 30, 2008	2009

Curriculum	Sum of years digits - 8 years	$3,286	$7,362	$4,076
Customer relationships	Straight-line - 10 years	133	201	68
Tradenames and trademarks	Straight-line - 10 years	270	268	(2)

		$3,689	$7,831	$4,142

(S) Adjustment to reflect the estimated interest income lost as a result of the $58.0 million of cash used in the preliminary estimated purchase price consideration, which is equal to the cash expected to be paid to stockholders of $67.5 million plus the cash to be paid for specified tax refunds of $15.5 million and net of the cash contributed by Cambium’s parent of $25.0 million. The interest rates assumed, which are 1.3% and 0.2% for the year ended December 31, 2008 and the six months ended June 30, 2009, respectively, are averages of the 4 and 13 week daily Treasury bill rates for the applicable periods, since these were the typical rates of return on Voyager’s excess cash at these times.

(T) Adjustment to reflect the estimated pro forma combined income tax benefit at an effective rate of 8.5% for 2008 and 0% for the six months ended June 30, 2009. Pre-tax losses at statutory tax rates provided a tax benefit of approximately $59.1 million and $16.7 million in 2008 and the six months ended June 30, 2009, respectively. However the non-deductible impairment charges to goodwill do not result in tax benefits. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, taxable income in prior carryback years, loss carryforward limitations, and tax planning strategies in assessing whether deferred tax assets will be realized in future periods. After consideration of these factors, management believes it is more likely than not that a portion of the deferred tax assets will not be realized. Thus, a valuation allowance was established which limited the tax benefit recognized in 2008 to the amount generated from the reduction of its deferred tax liabilities, and there was no remaining benefit or expense for the six months ended June 30, 2009.

(U) Adjustment to reflect Holdings’ total shares outstanding after the mergers are completed, calculated as follows (in thousands):

		Six Months
	Year Ended	Ended
	December 31, 2008	June 30, 2009

Holdings shares to be issued to existing Cambium stockholder	20,454	20,454
Additional shares to be issued for $25 million capital contribution to be made immediately prior to closing by the Cambium stockholder	3,846	3,846
Estimated Holdings shares to be issued to existing Voyager stockholders	19,490	19,490

Total estimated shares of Holdings outstanding at the merger date	43,790	43,790
Basic and diluted shares outstanding per the Voyager historical statement of operations	29,871	29,874

Increase to basic and diluted shares outstanding for the pro forma condensed combined statement of operations	13,919	13,916

As described in Note 2, for pro forma purposes, the amount of cash paid to shareholders making the cash election assumes that the cash available for cash elections will equal the maximum of $67.5 million and that at least 35% of shareholders, holding an aggregate of 10.4 million shares, will make the cash election, resulting in Holdings shares of 19.5 million to be issued to existing Voyager stockholders. The table below shows the impact on estimated shares of Holdings outstanding at the merger date and pro forma basic and diluted net loss per common share if the cash paid to shareholders was reduced by $2.5 million to $65.0 million or by $5.0 million to $62.5 million, assuming in each case that the shares electing cash meets or exceeds the shares eligible to receive cash.

	Year Ended December 31, 2008
	Cash Paid for	Cash Paid for	Cash Paid for
	Cash Election of	Cash Election of	Cash Election of
	$67.5 million	$65.0 million	$62.5 million
	(in thousands, except per share amounts)

Holdings shares to be issued to existing Cambium stockholder	20,454	20,454	20,454
Additional shares to be issued for $25 million capital contribution to be made immediately prior to closing by the Cambium stockholder	3,846	3,846	3,846
Estimated Holdings shares to be issued to existing Voyager stockholders	19,490	19,874	20,259

Total estimated shares of Holdings outstanding at the merger date	43,790	44,174	44,559

Pro forma basic and diluted net loss per common share	$(3.53)	$(3.50)	$(3.46)

	Year Ended June 30, 2009
	Cash Paid for	Cash Paid for	Cash Paid for
	Cash Election of	Cash Election of	Cash Election of
	$67.5 million	$65.0 million	$62.5 million
	(in thousands, except per share amounts)

Holdings shares to be issued to existing Cambium stockholder	20,454	20,454	20,454
Additional shares to be issued for $25 million capital contribution to be made immediately prior to closing by the Cambium stockholder	3,846	3,846	3,846
Estimated Holdings shares to be issued to existing Voyager stockholders	19,490	19,874	20,259

Total estimated shares of Holdings outstanding at the merger date	43,790	44,174	44,559

Pro forma basic and diluted net loss per common share	$(1.09)	$(1.08)	$(1.07)

(V) Adjustment to eliminate merger costs. Merger costs included in the historical statement of operations for the year ended December 31, 2008 were $26,000 for Cambium. Merger costs included in the historical statement of operations for the six months ended June 30, 2009 were $5.1 million for Voyager and $0.9 million for Cambium.

(W) Adjustment to conform Voyager’s quarterly allocation of commission expense to Cambium’s policy. Cambium has commission plans that provide for increasing commission rates as certain tiers or milestones are achieved and, as such, records commission expense during interim periods based on the expected annualized commission rate multiplied by the actual year to date sales for the quarter. Voyager also has commission plans that provide for increasing rates, but at rates that are different from those of Cambium. Voyager records commission expense during interim periods based upon the amount earned which is based on the commission rate effective at the end of the quarter multiplied by the actual year to date sales for the quarter. This difference in policies has no effect on full year pro forma commission expense for 2008.

(X) Pursuant to the management services agreement, Cambium pays VSS an annual monitoring fee of $0.2 million, plus out-of-pocket expenses, payable semi-annually in arrears. The management services agreement will be terminated at the effective time of the mergers and VSS will cease to be compensated under the agreement. In accordance with the terms of the merger agreement, upon completion of the mergers, the board of directors of Holdings will be reconstituted to have nine members, consisting of five directors designated by Cambium and four directors designated by Voyager. Two of the board members are expected to be employees of Holdings who will not receive additional compensation for their service on the board. Fees paid to the non-employee directors designated by Cambium are expected to be paid to VSS or an affiliate of VSS. This adjustment is to reflect the difference between the historical board compensation and the VSS monitoring fee recorded in the historical results of Cambium and Voyager versus the expected ongoing board fees. The amount and form of compensation that non-employee directors of Holdings may receive have not yet been determined. For purposes of this pro forma adjustment, it has been assumed that non-employee directors will receive annual compensation equal to $72,250, which represents the current average compensation for Voyager directors.

		Six Months
	Year Ended	Ended
	December 31, 2008	June 30, 2009

Board of directors fees included in Voyager’s historical financials	$357,262	$111,063
VSS management fees included in Cambium’s historical financial statements	199,315	100,000

Total historical board and management fees	556,577	211,063
Estimated board of director fees for non-employee directors of Holdings	505,750	252,875

Total increase (decrease) in board and management fees	$(50,827)	$41,812

Additionally, Cambium paid to an affiliate of VSS a fee of $3.2 million in connection with Cambium’s purchase of Cambium Learning in 2007, together with $0.1 million of reimbursed expenses. Cambium was also obligated to pay to a VSS affiliate fees in the event that additional equity or debt financings were completed by Cambium. Contemporaneous with the closing, that fee agreement will be replaced by a consulting fee agreement between Holdings and VSS entitling VSS to the following fees:

•	a fee equal to 1% of the gross proceeds of any debt or equity financing by Holdings; and

•	a fee equal to 1% of the enterprise value of any entities acquired or disposed of by Holdings.

These obligations will remain in effect until the earlier of the date on which funds managed by VSS cease to beneficially own at least 10% of the outstanding Holdings common stock or, unless Holdings’ audit committee renews the consulting fee agreement, January 1, 2015. No pro forma adjustment has been made for this consulting fee because it is contingent on future events.

(Y) Ronald D. Klausner is a party to an amendment effective August 7, 2009 and executed August 13, 2009, to Mr. Klausner’s amended and restated employment agreement, dated as of April 9, 2009. Among other things, Mr. Klausner’s agreement provides that he will be granted options to purchase 750,000 shares of Holdings common stock under the 2009 Incentive Plan at the effective time of the mergers. David F. Cappellucci is a party to an employment agreement with Cambium, dated April 12, 2007, which was amended on June 26, 2009 to, among other things, assign the agreement to Holdings at the effective time of the mergers. Among other things, Mr. Cappellucci’s agreement provides that his current annual salary of $220,000 will change to an annual base salary of $395,000, that his current annual bonus opportunity with a target payment of 50% of base salary and a maximum payment of 100% of base salary will change to an annual bonus opportunity with a target payment of 75% of base salary and a maximum payment of 150% of base salary, and that he will be granted options to purchase 600,000 shares of Holdings common stock under the 2009 Incentive Plan at the effective time of the mergers. Also, the Holdings board has determined that the following executives will be granted options to purchase shares of Holdings common stock under the 2009 Incentive Plan at the effective time of the mergers: Brad Almond for options to purchase 250,000 shares; John Campbell for options to purchase 300,000 shares; and George Logue for options to purchase 250,000 shares.

The stock options granted to Mr. Klausner, Mr. Cappellucci and the other executives will vest ratably, daily for Mr. Klausner and Mr. Cappelucci and annually for the other executives, over a four-year period, subject to earlier vesting upon a change of control of Holdings. Seventy-five percent of these options will have a per-share exercise price equal to the greater of $4.50 or an average trading price over a pre-designated ten-day period and 25% will have an exercise price equal to $6.50.

This pro forma adjustment for the year ended December 31, 2008 represents the estimated additional annual expense associated with these employment agreements, including (1) estimated annual stock-based compensation expense of $1.1 million and (2) an increase in Mr. Cappellucci’s annual salary of $0.2 million. The pro forma adjustment for the six months ended June 30, 2009 represents half of this estimated additional annual expense. In determining the fair value of the stock option awards, a Black-Scholes option-pricing model was used with the following assumptions: an expected stock volatility of

45.9%; a risk-free interest rate of 2.09%; an expected life of four years to exercise; a 0% dividend yield; and a grant price of $4.91 for 75% of each award and a grant price of $6.50 for 25% of each award.

No pro forma adjustment has been provided for any change in bonus structure, since annual bonuses are dependent on the achievement of performance targets. Further, Holdings expects to grant awards under the 2009 Incentive Plan to employees other than Mr. Klausner, Mr. Cappellucci, Mr. Almond, Mr. Campbell and Mr. Logue at or near the closing of the mergers. However, as no determination has been made to date with respect to the number of options to be granted to other employees, Holdings cannot presently determine the related compensation costs and, therefore, no pro forma adjustment for these awards has been included.

MANAGEMENT OF HOLDINGS FOLLOWING THE MERGERS

Directors and Executive Officers of Holdings

In accordance with the terms of the merger agreement, upon completion of the mergers, the board of directors of Holdings will be reconstituted to have nine members, consisting of five directors designated by Cambium and four directors designated by Voyager. The Holdings board of directors will be divided into three classes, with three directors in each class, serving staggered terms. The Class I directors will serve for a term expiring on the date of the first Holdings annual meeting of stockholders after completion of the mergers, the Class II directors will serve for a term expiring on the date of the second Holdings annual meeting of stockholders after completion of the mergers, and the Class III directors will serve for a term expiring on the date of the third Holdings annual meeting of stockholders after completion of the mergers. Information regarding the seven Holdings directors who have been designated as of the date of this proxy statement/prospectus is listed below. Of these seven directors, three have been designated by Cambium and four have been designated by Voyager. Cambium expects to designate the remaining two directors prior to the effective time of the mergers. It is anticipated that one of those two directors will be “independent” within the NASDAQ and SEC standards applicable to audit committee members. However, so long as the VSS Funds own or control a majority of holdings common stock, until Cambium designates the additional directors, Jeffrey T. Stevenson will have the right to cast the votes that the additional directors would have, so that the Cambium designees have the agreed upon total of five board votes. If Mr. Stevenson is not then serving on the board, then Scott J. Troeller will be entitled to cast the additional votes.

The executive officers of Holdings upon completion of the mergers are listed in the table below. Executive officers will serve at the discretion of the Holdings board of directors, subject to the terms of any employment agreements. The table below sets forth the names and ages of the initial directors and executive officers of Holdings who have been designated as of the date of this proxy statement/prospectus, as well as the positions and offices to be held by these individuals. These persons will serve as the directors and executive officers of Holdings upon completion of the mergers. A summary of the biographical information regarding these individuals, including the background and experience of each, is set forth after the table.

Name	Age	Position(s)

CLASS I DIRECTORS (WHOSE TERMS ARE EXPECTED TO EXPIRE IN 2010)
David F. Cappellucci	52	Director and President

Two additional directors are expected to be designated by Cambium prior to the effective time of the mergers.

CLASS II DIRECTORS (WHOSE TERMS ARE EXPECTED TO EXPIRE IN 2011)
Neil Weiner	49	Director
Frederick J. Schwab	70	Director
Scott J. Troeller	41	Director

CLASS III DIRECTORS (WHOSE TERMS ARE EXPECTED TO EXPIRE IN 2012)
Richard J. Surratt	48	Director and Chief Executive Officer
Ronald Klausner	56	Director
Jeffrey T. Stevenson	48	Director

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS
Bradley C. Almond	42	Chief Financial Officer
Todd W. Buchardt	49	General Counsel
John Campbell	48	Senior Vice President and President of Cambium Learning Technologies
George A. Logue	58	Executive Vice President and President of Supplemental Solutions
Alex Saltonstall	34	General Manager of Cambium Learning Technologies

Directors

David F. Cappellucci.  David F. Cappellucci will serve as a Class I director and the President of Holdings following completion of the mergers. Mr. Cappellucci has served as the Chief Executive Officer of Cambium since April 2007 and has 24 years of experience in the education industry. Before co-founding Cambium in December of 2002, Mr. Cappellucci spent 13 years with Houghton Mifflin Company, where he served in a variety of senior management positions, overseeing strategy, mergers and acquisitions, planning and operations at both the corporate level and within a number of business units, including the K-12 School Publishing Group and the Educational and Business Software Divisions. In 2000, Mr. Cappellucci co-founded Classwell Learning Group, an education company formed within the Houghton Mifflin organization. Through 2002, Mr. Cappellucci served as President and Chief Executive Officer of Classwell Learning Group, which was described as the “best new brand in the education market” by a major industry magazine in 2002. From 1992 to 1997, Mr. Cappellucci served as Senior Vice President of Elementary Education for Simon & Schuster. Prior to that, Mr. Cappellucci was Vice President of Finance, Planning and Operations for Houghton Mifflin’s K-12 school and assessment businesses.

Ronald Klausner.  Ronald Klausner will serve as a Class III director and the Chief Executive Officer of Holdings following completion of the mergers. Mr. Klausner has served as President of Voyager Expanded Learning since October 2005. Prior to that, Mr. Klausner served as President of ProQuest Information and Learning (a subsidiary of Voyager until it was sold in 2007) from April 2003 to October 2005. Mr. Klausner came to Voyager from D&B (formerly known as Dun & Bradstreet), a global business information and technology solutions provider, where he worked for 27 years. He most recently served as D&B’s Senior Vice President, U.S. Sales, leading a segment with more than $900 million in revenue. Previously, Mr. Klausner led global data and operations, and customer service, providing business-to-business, credit, marketing and purchasing information in over 200 countries.

Frederick J. Schwab.  Frederick J. Schwab will serve as a Class II director of Holdings following completion of the mergers. Mr. Schwab has served as a member of Voyager’s board of directors since September 2004. Mr. Schwab is also a member of the compensation committee of the board of directors of Voyager. Mr. Schwab was President and Chief Executive Officer of Porsche Cars North America, or PCNA, from 1992 to 2003. He joined PCNA in 1985 as Executive Vice President of Finance & Administration and was appointed Senior Vice President in 1988. Prior to joining PCNA, Mr. Schwab, a certified public accountant, was employed by Fruehauf Corp. and Touche Ross & Company. Currently, Mr. Schwab serves as a director of Boyd Gaming Corporation, where he is chairman of the audit committee and a member of the corporate governance committee of the board of directors.

Jeffrey T. Stevenson.  Jeffrey T. Stevenson will serve as a Class III director of Holdings and chairman of the board of Holdings following completion of the mergers. Mr. Stevenson is the Managing Partner and Co-Chief Executive Officer of VSS, a private equity fund with $2.5 billion of capital under management. Mr. Stevenson joined VSS in 1982, shortly after its formation, and has been the head of its private equity business since its first investment in 1989. VSS manages private equity and mezzanine funds dedicated to companies engaged in the media, communications and information industries. Mr. Stevenson currently serves as a director of substantially all of the private portfolio companies in which VSS has invested and serves on the investment committee for each of VSS’ investment funds.

Richard J. Surratt.  Richard J. Surratt will serve as a Class III director of Holdings following completion of the mergers. Mr. Surratt currently serves as President and Chief Executive Officer of Voyager, a position he has held since January 2007. Prior to that, Mr. Surratt was Senior Vice President and Chief Financial Officer of Voyager since November 2005. From 1999 to 2005, Mr. Surratt was Executive Vice President and Chief Financial Officer of Independence Air, where he was responsible for accounting, treasury, legal, financial planning and information systems activities. Prior to that, Mr. Surratt held various financial and management positions with Mobil Corporation between 1991 and 1999.

Scott J. Troeller.  Scott J. Troeller will serve as a Class II director of Holdings following completion of the mergers. Mr. Troeller is a Partner of VSS, a position he has held since 2005, and a managing member of the general partner of three VSS funds: VSS Communications Partners III, L.P. (“VSS III”); VSS

Communications Partners IV, L.P. (“VSS IV”); and VSS Mezzanine Partners (“VSS MP”). From 1996 to 1998, Mr. Troeller was a Director of VSS and was a Managing Director of VSS from 1998 until 2000. He became a General Partner of VSS III in 2001. Mr. Troeller is actively involved in substantially all aspects of VSS’ activities, including new business development, financial and transaction structuring, portfolio management and monitoring, fund raising and operations of the firm. Mr. Troeller also is a member of the investment committees of VSS III, VSS IV and VSS MP. Mr. Troeller has approximately 18 years of private and public equity and debt investment, financing and transactional experience across a broad range of sectors, focusing primarily on media, communications and information industries. Mr. Troeller has played an active role in many of VSS’ investments, completing over 50 platform and add-on investments. He has served or is currently serving on the boards of several current and former portfolio companies.

Neil Weiner.  Neil Weiner will serve as a Class II director of Holdings following completion of the mergers. Mr. Weiner is the founder of Foxhill Opportunity Master Fund, L.P., Foxhill Opportunity Fund, L.P., and Foxhill Opportunity Offshore Fund, Ltd., and has served as the Senior Managing Member of Foxhill Capital Partners, LLC, the investment manager of the Foxhill funds, since January 2006. Mr. Weiner has over 25 years of investment experience, including the management of hedge fund portfolios for the past 17 years. From June 2000 through March 2005, Mr. Weiner was a Managing Member and co-portfolio manager of Triage Advisors LLC and Triage Management LLC, the investment advisors to Triage Capital Management LP and Triage Offshore Fund Ltd. Prior to joining Triage Capital Management, LLC, Mr. Weiner was a Managing Director and portfolio manager from April 1992 to May 2000 with LibertyView Capital Management, a multi-strategy arbitrage hedge fund group. Prior to his hedge fund experience, Mr. Weiner worked as a sell-side analyst at Solomon Brothers.

Executive Officers (other than directors who are also executive officers)

Bradley C. Almond.  Bradley C. Almond will serve as the Chief Financial Officer of Holdings following completion of the mergers. Mr. Almond has served as Vice President and Chief Financial Officer of Voyager since January 2009. Mr. Almond joined Voyager in November 2006 as Chief Financial Officer of the Voyager Expanded Learning operating unit. Before joining Voyager, Mr. Almond was Chief Financial Officer, Treasurer and Vice President of Administration at Zix Corporation, a publicly traded email encryption and e-prescribing service provider located in Dallas, Texas, since 2003. From 1998 to 2003, Mr. Almond worked at Entrust Inc., where he held a variety of management positions, including president of Entrust Japan, general manager of Entrust Asia and Latin America, vice president of finance and vice president of sales and customer operations. Mr. Almond is a licensed Certified Public Accountant.

John Campbell.  John Campbell will serve as Senior Vice President and the President of the Cambium Learning Technologies business unit of Holdings following completion of the mergers. Mr. Campbell has served as Chief Operating Officer of Voyager Expanded Learning since January 2004. Before joining Voyager, Mr. Campbell served as Chief Operating Officer and business unit head of a research based reading company (Breakthrough to Literacy) within McGraw-Hill. Prior to joining Breakthrough/McGraw-Hill, he served as Director of Technology for a division of Tribune Education. Additionally, Mr. Campbell has experience as General Manager of a software start-up (Insight) and as Director of Applications and Technical Support for a hardware manufacturer (Commodore International).

George A. Logue.  George A. Logue will serve as Executive Vice President and the President of the Supplemental Solutions business unit of Holdings following completion of the mergers. Mr. Logue has served as the Executive Vice President of Cambium since June 2003 and has 30 years of education industry experience. Before joining Cambium, Mr. Logue spent 18 years in various leadership roles with Houghton Mifflin Company. At Houghton Mifflin, Mr. Logue served as Executive Vice President of the School Division from 1996 to 2003. Prior to serving as Executive Vice President of Houghton Mifflin, Mr. Logue was Vice President for Sales and Marketing from 1994 to 1996.

Alex Saltonstall.  Alex Saltonstall will serve as General Manager of Cambium Learning Technologies following completion of the mergers. Alex Saltonstall has served as the General Manager of Cambium Learning Technologies, which includes IntelliTools, Inc. and Kurzweil Educational Systems, Inc., since

January, 2006. Mr. Saltonstall was previously the Corporate Development Manager at Cambium Learning, in which role he led the company’s acquisition activities, from July 2004 to December 2005. Before joining Cambium Learning, Mr. Saltonstall attended Harvard Business School from September 2002 to June 2004. From 2001 to 2002, Mr. Saltonstall was President of SearchSoft Solutions, Inc., a company providing recruitment, selection and hiring software for K-12 public school systems, from 2000 to 2001 Mr. Saltonstall was an Associate at Schoolhouse Partners, a venture capital firm focused on K-12 education and from 1997 to 2000, Mr. Saltonstall served as a Senior Associate at The Parthenon Group, a strategy consulting firm.

Todd W. Buchardt.  Todd W. Buchardt will serve as General Counsel of Holdings following completion of the mergers. Mr. Buchardt has served Voyager as Senior Vice President since November 2002, Vice President since March 2000, and General Counsel and Secretary since 1998. Before joining Voyager, Mr. Buchardt held various legal positions with First Data Corporation from 1986 to 1998.

Committees of the Holdings Board of Directors

Upon completion of the mergers, the board of directors of Holdings will have an audit committee that consists of at least three directors, each of whom must be “independent” based on independence criteria set forth in Rule 10A-3 of the Exchange Act. These three directors must also satisfy the requirements set forth in NASDAQ Market Rule 5605(a) and (c). Rule 10A-3 of the Exchange Act allows Holdings to “phase in” the independence requirements applicable to audit committees. Accordingly, the board of directors expects to establish an audit committee composed of three independent directors within the phase-in period. The initial members of the audit committee of the Holdings board of directors upon completion of the mergers will be Messrs. Schwab and Weiner and one additional director to be designated by Cambium. It is expected that the third member of the committee will meet the applicable independence requirements.

The board of directors of Holdings may, from time to time, establish other committees to facilitate the management of Holdings or for any other purposes it may deem necessary or appropriate. Committee membership will be decided by the Holdings board members.

“Controlled Company” Status

It is expected that Holdings will be a “Controlled Company” as defined in Rule 5615(c)(2) of the NASDAQ Global Market because VSS-Cambium Holdings III, LLC will hold more than 50% of Holdings’ voting power following completion of the mergers. As a “Controlled Company,” Holdings will not be required to have a majority of its board of directors comprised of independent directors, a compensation committee comprised solely of independent directors or a nominating committee comprised solely of independent directors.

Compensation of Holdings Directors and Executive Officers

The directors and executive officers of Holdings will receive no compensation from Holdings prior to the completion of the mergers. The form and amount of the compensation to be paid to each of Holdings’ directors, executive officers and other managers who have not entered into an employment agreement with Holdings as of the date of this proxy statement/prospectus will be determined by the Holdings board of directors either prior to, or promptly following completion of, the mergers.

Certain individuals who are expected to be directors and executive officers of Holdings are presently directors and/or executive officers of Voyager or Cambium and are entitled to compensation and/or other employment benefits from Voyager or Cambium, as applicable, prior to the completion of the mergers.

For information concerning the compensation paid by Voyager for the 2008 fiscal year to certain executive officers of Voyager who will serve as executive officers of Holdings following completion of the mergers, and for information concerning compensation of a Voyager director who will become a director of Holdings, see “VOYAGER COMPENSATION DISCUSSION AND ANALYSIS” on page 266, “VOYAGER EXECUTIVE COMPENSATION” on page 268 and “— Director Compensation” on page 181.

For information concerning the compensation paid by Cambium or its subsidiaries for the 2008 fiscal year to certain executive officers of Cambium who will serve as executive officers of Holdings following completion of the mergers, see “CAMBIUM COMPENSATION DISCUSSION AND ANALYSIS” on page 236 and “CAMBIUM EXECUTIVE COMPENSATION” on page 239.

Holdings Employment Agreements

Ronald Klausner

Letter agreement.  Mr. Klausner is party to a letter agreement with Voyager, dated April 9, 2009, which agreement was amended on August 13, 2009 by an amendment dated as of August 7, 2009, to, among other things, assign the agreement to Holdings at the effective time. We refer to this letter agreement, as amended, as the Klausner Agreement. The Klausner Agreement provides that Mr. Klausner will serve Holdings as its Chief Executive Officer and for Mr. Klausner to be nominated for election to the board of directors of Holdings so long as he remains Chief Executive Officer of Holdings.

Salary; Bonus.  The Klausner Agreement provides for an annual base salary of $557,875; however, solely for purposes of calculating certain bonuses, severance payments and other benefit entitlements, the Klausner Agreement provides for an annual base salary of $537,075, which lower amount we refer to as Mr. Klausner’s base salary. The Klausner Agreement also provides for an annual bonus opportunity with a target payment of 70% of base salary and a maximum payment of 140% of base salary, subject to the attainment of pre-established performance goals.

Payments in connection with the mergers.  Pursuant to the Klausner Agreement, if the mergers are completed and Mr. Klausner has not been terminated for cause or resigned other than for good reason for a period of six months following the effective time, he will be entitled to receive a 2009 Change in Control Bonus Payment in the amount of $751,906 and a Change in Control Payment in the amount of $805,612. In addition, if Mr. Klausner has not been terminated for cause or resigned other than for good reason for a period of one year from the effective time, he will receive a retention bonus in the amount of $268,538. See “THE MERGERS — Interests of Voyager’s Directors and Officers in the Mergers” on page 94 for additional information regarding Mr. Klausner’s interests in the mergers.

Employee benefits.  The Klausner Agreement also provides that Mr. Klausner may participate in Holdings’ employee benefit plans, executive compensation and deferred compensation plans and executive perquisite arrangements. The Klausner Agreement also provides Mr. Klausner with indemnification with respect to certain “golden parachute” excise taxes under Section 4999 of the Internal Revenue Code.

Resignation.  Mr. Klausner has the right to resign from his employment and, so long as (i) he does not resign for a period of five months following the closing of the mergers and (ii) following such five-month period, he provides Holdings with seven months advance notice of any resignation and assists in any replacement search and transitioning his duties to his successor, he will receive, in addition to base salary, a pro rata bonus in respect of the year in which his employment terminates. The pro rata bonus will be calculated based upon Holdings’ actual performance as compared to applicable performance targets. If Mr. Klausner resigns as described in this paragraph, he will not be eligible for any severance benefits as described in the following paragraph.

Severance Benefits.  In the event Mr. Klausner’s employment is terminated by Holdings without cause, or if he resigns for good reason, he is entitled to certain severance benefits. If such an event occurs prior to December 31, 2010, he would receive a payment equal to the greater of (i) 100% of his base salary or (ii) his target bonus for 2010. If such an event occurs on or after January 1, 2011, he would receive (i) salary continuation payments for a period of one year, and (ii) a pro rata bonus for the year in which such termination occurs, but determined based upon Holdings’ actual performance as compared to applicable performance targets and paid at the later of the effective date of a release of claims, and the date bonuses for such year are paid to other executives of Holdings. In addition, upon such an event, Mr. Klausner would be eligible to receive continued medical, dental and vision benefits on terms similar to those applicable to active employees of Holdings for a period of 18 months. As a precondition to his receipt of such benefits, Mr. Klausner is required to deliver a general release of claims to Holdings.

Equity Compensation.  With respect to Mr. Klausner’s stock appreciation rights, granted as of April 24, 2007, relating to 300,000 shares of Voyager common stock, at the effective time of the mergers, (i) rights with respect to 200,000 shares will be retained by Mr. Klausner and equitably adjusted and converted into rights relating to 200,000 shares of Holdings common stock, in accordance with the terms of the merger agreement, and (ii) rights with respect to 100,000 shares will terminate. In addition, Mr. Klausner will be granted options to purchase 750,000 shares of Holdings common stock under the 2009 Incentive Plan at the effective time of the mergers. These stock options will vest ratably daily over a four-year period, subject to earlier vesting upon a change of control of Holdings. Seventy-five percent of these options will have a per-share exercise price equal to the greater of $4.50 or an average volume-weighted trading price over a pre-designated ten-day period and 25% of these options will have an exercise price equal to $6.50. Upon Mr. Klausner’s resignation, other than for good reason, or upon his termination for cause, all of his vested and unvested option and equity awards will terminate.

Restrictive Covenants.  For a period of 24 months following Mr. Klausner’s termination of employment, he is restricted from (i) soliciting, calling or contracting with certain customers of Holdings or Voyager, (ii) participating in the development or support of certain products which compete with, or can be used for the same purposes as, Holdings’ or Voyager’s products, (iii) being engaged by any entity that manufacturers or sells products that compete with Holdings’ or Voyager’s products or (iv) soliciting employees of Holdings or Voyager.

David F. Cappellucci

Employment agreement.  Mr. Cappellucci is party to an employment agreement with Cambium Learning, dated April 12, 2007, which was amended on June 26, 2009, to, among other things, assign it to Holdings at the effective time of the mergers; we refer to this employment agreement, as amended, as the Cappellucci Agreement.

Position at Holdings.  The Cappellucci Agreement provides that Mr. Cappellucci will serve as the President of Holdings; provided, that, on or after the 180th day after the effective time of the mergers, Mr. Cappellucci may elect to transition from President to Vice Chairman of Holdings on such amended terms setting forth his role and responsibilities as Vice Chairman as Holdings and Mr. Cappellucci may mutually agree upon. If Mr. Cappellucci does not elect this transition, he will remain President of Holdings in accordance with the terms of his employment agreement, as amended. In the event that Mr. Cappellucci elects to transition to the role of Vice Chairman of Holdings, the terms of his employment agreement, as amended, will, subject to further amendment by mutual agreement of Holdings and Mr. Cappellucci, continue to govern his role as Vice Chairman of Holdings. Pursuant to the Cappellucci Agreement, Mr. Cappellucci will be nominated for election to the board of directors of Holdings so long as he holds the position of President or Vice Chairman of Holdings. If Mr. Cappellucci elects to serve in the role of Vice Chairman of Holdings and an amendment to his agreement governing the terms of such role is not mutually agreed upon prior to the 270th day following the effective time of the mergers (in which case his employment with Holdings will be terminated as of the 270th day following the effective time of the mergers), he will be entitled to receive as severance the continuation of the payment of his base salary and health benefits for a period of 12 months and his pro-rated bonus for the applicable calendar year (such 12-month period may be extended for an additional twelve-month period if Holdings, at its election, extends Mr. Cappellucci’s non-competition period for an additional 12 months).

Salary; Bonus.  The Cappellucci Agreement currently provides for an annual base salary of $220,000. The Cappellucci Agreement also provides for an annual bonus opportunity with a target payment of 50% of base salary and a maximum payment of 100% of base salary; provided, that his cash bonus for the 2009 year will equal $250,000 payable on the 180th day after the effective time of the mergers (but not later than the date bonuses for 2009 are paid to other executives). Commencing in 2010, Mr. Cappellucci will receive an annual base salary of $395,000 and an annual bonus opportunity with a target payment of 75% of base salary and a maximum payment of 150% of base salary.

Payments in connection with the mergers.  Pursuant to the Cappellucci Agreement, Mr. Cappellucci is not entitled to receive any special payments or other benefits upon the completion of the mergers.

Employee benefits.  The Cappellucci Agreement also provides that Mr. Cappellucci may participate in all benefits generally available to Holdings’ other senior executives.

Severance Benefits.  In the event Mr. Cappellucci’s employment is terminated by Holdings without cause, or if he resigns for good reason, he is entitled to certain severance benefits equal to 150% of his base salary payable over a period of 24 months following the termination of employment and continued medical and dental benefits for a period of 24 months; provided, however, that, at the discretion of Holdings, such salary continuation and medical and dental benefits may be extended for an additional six-month period if Holdings elects to extend post-termination non-competition and similar covenants by an incremental six-month period (extending such non-competition period from 18 months to 24 months). As a precondition to his receipt of such benefits, Mr. Cappellucci is required to deliver a general release of claims to Holdings.

Death or Disability.  In the event that Mr. Cappellucci’s employment terminates by reason of his death or disability, he would be entitled to receive his salary and prorated bonus through the date of his termination.

Equity Compensation.  In connection with the mergers, Mr. Cappellucci agreed to forfeit his interests in VSS-Cambium Management, LLC, Cambium Learning’s former management incentive plan. Mr. Cappellucci will be granted options to purchase 600,000 shares of Holdings common stock under the 2009 Incentive Plan at the effective time of the mergers. These stock options will vest ratably daily over a four-year period, subject to earlier vesting upon a change of control of Holdings. Seventy-five percent of these options will have a per-share exercise price equal to the greater of $4.50 or an average trading price over a pre-designated ten-day period and 25% will have an exercise price equal to $6.50. Upon Mr. Cappellucci’s resignation, other than for good reason, or upon his termination for cause, all of his vested and unvested options will terminate.

Restrictive Covenants.  For a period of 18 months following Mr. Cappellucci’s termination of employment, he is restricted from (i) being engaged by an entity that is competitive with the business of Holdings or Cambium (subject to certain limited exceptions), (ii) soliciting certain customers of Holdings or Cambium, or (iii) soliciting certain employees of Holdings or Cambium. Such 18-month period may be extended by Holdings upon notice to Mr. Cappellucci for an additional six-month period if Holdings extends Mr. Cappellucci’s severance benefits for such six-month period.

Other Executive Officers of Holdings

No executive officer of Voyager other than Mr. Klausner, and no executive officer of Cambium other than Mr. Cappellucci, has entered into a separate employment agreement with Holdings. Messrs. Almond, Campbell, Buchardt, Saltonstall and Logue may enter into agreements with Holdings in the future that provide for compensation, severance and other benefits commensurate with their new positions, as determined by the board of directors of Holdings.

2009 Equity Incentive Plan

In connection with the mergers, on July 31, 2009, Holdings’ board of directors and sole stockholder approved the Cambium Learning Group, Inc. 2009 Equity Incentive Plan, which we refer to as the 2009 Incentive Plan. The general purposes of the 2009 Incentive Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, directors and consultants, and to promote the success of Holdings.

In connection with the mergers, the stock plans formerly sponsored by Voyager will be terminated with respect to new grants, existing awards previously granted under such plans will become awards under the 2009 Incentive Plan, and the 2009 Incentive Plan will be Holdings’ sole stock incentive plan. Holdings expects to submit the 2009 Incentive Plan for subsequent approval by Holdings’ stockholders at a subsequent meeting of

Holdings’ stockholders to the extent necessary to assure that the 2009 Incentive Plan conforms with the stockholder approval rules under Section 162(m) of the Internal Revenue Code. If such approval is not granted for any reason, such action will not invalidate awards previously granted under the 2009 Incentive Plan; however, no further awards will be made under the 2009 Incentive Plan.

The following description of the principal terms of the 2009 Incentive Plan is a summary and is qualified in its entirety by the full text of the 2009 Incentive Plan, which is filed as an exhibit to the registration statement.

Administration

The 2009 Incentive Plan will be administered by Holdings’ board or, if established by Holdings’ board, by a compensation committee of Holdings’ board. We refer to the entity administering the 2009 Incentive Plan as the administrator. The administrator may grant options to purchase shares of Holdings common stock, stock appreciation rights, restricted or unrestricted shares of Holdings common stock and restricted stock units payable in shares of Holdings common stock. The administrator also has the authority to determine the terms and conditions of each option or other kind of equity award and adopt, amend and rescind rules and regulations for the administration of the 2009 Incentive Plan. No options or other awards may be made under the 2009 Incentive Plan after the tenth anniversary of the closing of the mergers; however, the 2009 Incentive Plan will continue thereafter while previously granted options or other awards remain subject to the 2009 Incentive Plan.

Eligibility

Officers, employees, directors and consultants of Holdings and its subsidiaries who, in the opinion of the administrator, are in a position to contribute to Holdings’ success are eligible to receive options or other awards under the 2009 Incentive Plan.

Shares Subject to the 2009 Incentive Plan

The aggregate number of shares of Holdings common stock available for issuance in connection with options and other awards granted under the 2009 Incentive Plan will be 5,000,000 shares, subject to customary adjustments for stock splits, stock dividends or similar transactions, and including shares subject to awards that related to Voyager common stock granted under Voyager option plans and that become awards relating to Holdings’ common stock in connection with the mergers. If any option granted under the 2009 Incentive Plan terminates or expires without having been exercised in full or if any award is forfeited, the number of shares of Holdings common stock as to which such option or award was forfeited will be available for future grants under the 2009 Incentive Plan. No officer, employee, director or consultant may receive options relating to more than 750,000 shares of Holdings common stock in the aggregate in any calendar year or may receive SARs relating to more than 350,000 shares of Holdings common stock in the aggregate in any calendar year.

Terms and Conditions of Options and Stock Appreciation Rights

Options granted under the 2009 Incentive Plan may be either “incentive stock options” that are intended to meet the requirements of Section 422 of the Internal Revenue Code or “nonstatutory stock options” that do not meet the requirements of Section 422 of the Internal Revenue Code. The administrator will determine the exercise price of options granted under the 2009 Incentive Plan. The exercise price of options must, however, be at least equal to the fair market value per share of Holdings common stock as of the date of grant (or 110% of fair market value in the case of incentive options granted to a ten percent stockholder).

The administrator may also grant stock appreciation rights to any eligible officer, employee, director or consultant at such time or times, in such amounts and for such reasons as the administrator determines. Upon the exercise of a stock appreciation right, the recipient will be entitled to receive a payment equal to the fair market value of Holdings common stock as of the date of exercise, less the exercise price applicable to the right, multiplied by the number of shares of Holdings common stock with respect to which such right is exercised. Such payment may be made in the form of cash or shares of Holdings common stock, as determined by the administrator.

Restricted Stock Awards and Restricted Stock Unit Awards

The administrator may also grant a restricted stock award and/or a restricted stock unit award to any eligible officer, employee, director or consultant. Under a restricted stock award, shares of Holdings common stock that are the subject of the award are generally subject to restrictions on transfer to the extent that the recipient terminates service with Holdings or its subsidiaries prior to the award having vested. The administrator will determine the restrictions and vesting terms of each stock award. Shares of Holdings common stock that are subject to a restricted stock award cannot be sold, transferred, assigned, pledged or otherwise encumbered or disposed of by the recipient of the award unless and until the applicable restrictions lapse. Unless otherwise determined by the administrator, holders of restricted shares will have the right to vote such shares and to receive any cash dividends with respect thereto during the restriction period. Any stock dividends will be subject to the same restrictions as the underlying shares of restricted stock. The recipient of a restricted stock unit award will be entitled to receive a number of shares of Holdings common stock that is equal to the number of units granted if and when the units vest. The administrator may provide that cash dividend equivalents with respect to restricted stock units may be paid during, or may be accumulated and paid at the end of, the applicable vesting period.

Unrestricted Stock Awards

The administrator may grant unrestricted stock awards to any eligible officer, employee, director or consultant. Unrestricted shares do not require any payment by the recipient and are not subject to forfeiture or transfer restrictions except to the extent imposed by law.

Effect of a Change of Control

If a “change in control” occurs, the board of directors of Holdings may take one or more of the following actions:

•	cause any or all outstanding options or stock appreciation rights to become vested and immediately exercisable;

•	cause any or all outstanding restricted stock or restricted stock units to become vested;

•	cancel any option in exchange for a substitute option;

•	cancel any restricted stock or restricted stock units in exchange for restricted stock of or restricted stock units for the stock of any successor corporation;

•	redeem any restricted stock for cash and/or other substitute consideration with a value equal to the fair market value of a share of Holdings common stock on the date of the change in control;

•	cancel any option or stock appreciation right in exchange for cash and/or other substitute consideration with a value equal to the number of shares of Holdings common stock subject to that option, multiplied by the difference, if any, between the fair market value of a share of Holdings common stock on the date of the change in control and the exercise price of that option or right, or cancel the option or right without any payment if the exercise price exceeds the fair market value; or

•	cancel any restricted stock unit in exchange for cash and/or other substitute consideration with a value equal to the fair market value of a share of Holdings common stock on the date of the change in control.

A “change in control” will generally occur for purposes of the 2009 Incentive Plan in the event of:

•	a consolidation or merger of Holdings, if Holdings is not the continuing or surviving corporation;

•	the sale or transfer of substantially all of Holdings’ assets;

•	the liquidation or dissolution of Holdings;

•	the acquisition by any person, corporation or entity of 50% or more of Holdings’ outstanding voting securities; or

•	the failure of the members of Holdings’ board of directors as of the closing of the mergers and any successors thereto who are approved by a vote of at least two-thirds of the current directors, to constitute a majority of Holdings’ board of directors.

Amendment

The board of directors of Holdings may at any time amend the 2009 Incentive Plan, without advance notice to participants, and regardless of whether such amendment adversely affects or impairs the rights of any participant with respect to any outstanding or future award, subject to stockholder approval to the extent necessary to comply with applicable law.

Initial Grants

In connection with the mergers, Holdings expects to grant awards under the 2009 Incentive Plan to designated employees, officers and directors of Holdings and its subsidiaries effective as of the closing of the mergers. Such grants include:

•	awards of options and stock appreciation rights issued to current and former employees and directors of Voyager in exchange for options and stock appreciation rights relating to common stock of Voyager under Voyager’s existing plans, which we refer to as assumed awards; and

•	awards of options to employees, officers and directors of Holdings as future incentives and subject to the terms described below, which we refer to as new awards.

Effective as of the closing of the mergers, Holdings expects to issue assumed awards relating to up to 334,510 shares of Holdings common stock to current and former service providers of Voyager. These assumed awards will be fully vested upon issuance and will remain subject to their original terms and conditions, subject to certain adjustments as required under the merger agreement.

Effective as of the closing of the mergers, Holdings expects to grant options to purchase shares of Holdings common stock as new awards to employees of Holdings and its subsidiaries, including employees who are currently employed with both Voyager and Cambium. Holdings expects that such options will vest in equal installments on the first four anniversaries of the closing of the mergers, subject to earlier vesting upon a change in control of Holdings. Holdings expects to condition each option grant on the recipient’s execution of a non-competition agreement, limiting such recipient’s right to engage in competitive practices against Holdings during specified post-termination periods. Holdings expects that 75% of the options granted to each optionee will have a per-share exercise price equal to the greater of (i) $4.50 and (ii) the weighted-average price of Holdings common stock during a pre-established trading period and pursuant to a pre-established formula. Holdings expects that the remaining 25% of the options granted to each optionee will have a per-share exercise price equal to $6.50.

As of the date of this proxy statement/prospectus, the Holdings board expects to, at the effective time, grant certain individuals who will be serving as executive officers of Holding following the mergers options to purchase shares of Holdings common stock under the 2009 Incentive Plan. These awards are listed in the following table. Other than the options described below, the Holdings board of directors has not yet made any determinations with respect to options to be granted to executive officers of Cambium or Voyager who will serve as executive officers of Holdings after completion of the mergers.

Name	Title	Options

Ronald Klausner	Chief Executive Officer	750,000
David F. Cappellucci	President	600,000
John Campbell	Senior Vice President and President of Cambium Learning Technologies	300,000
Bradley C. Almond	Chief Financial Officer	250,000
George A. Logue	Executive Vice President and President of Supplemental Solutions	250,000

	Total:	2,150,000

Determination of Independence

The existing Holdings board has determined that of the directors designated to serve on the Holdings board, Frederick J. Schwab and Neil Weiner are independent under NASDAQ listing standards and applicable rules and regulations of the SEC and that Jeffrey T. Stevenson and Scott J. Troeller are independent under NASDAQ listing standards but not under applicable rules and regulations of the SEC. The existing Holdings board expects that one of the two members of the Holdings board not yet designated by Cambium’s stockholder will be independent under NASDAQ and SEC standards, rules and regulations.

Director Compensation

The Voyager board fees for the twelve-month period commencing July 1st of each year are as follows:

•	the annual cash retainer is $30,000;

•	the equity based compensation is $20,000 per year; and

•	no meeting fees are paid for regular board meetings.

The 2008 equity based award was a cash-based award pursuant to Voyager’s 2003 Strategic Performance Plan. Each director received 2,619 units, the calculation of which is based on the $20,000 equity based fee divided by the six-month average stock price from July 1, 2007 to December 31, 2007. For 2008, each director serving as a director on December 31, 2008 received a cash payment in the amount of $3,667. This payment was calculated by multiplying the 2,619 units times the closing stock price ($1.40) on December 30, 2008.

The fees for committee membership include $15,000 for each member of Voyager’s audit committee and an additional $10,000 for the Audit Committee Chairperson. Each member of the Voyager Compensation Committee and the Voyager Nominating and Governance Committee receives $6,000 and the Chairperson of each committee receives an additional $10,000. Voyager also reimburses directors for out-of-pocket expenses incurred to attend board and committee meetings.

The following table provides information concerning compensation earned or paid by Voyager to Frederick J. Schwab, the only non-employee director on Voyager’s board who will continue as a director of Holdings.

2008 DIRECTOR COMPENSATION TABLE

	Fees Earned or	Stock	Option
	Paid in Cash	Awards	Awards	Total
Name	($)(1)	($)	($)(2)	($)

Frederick J. Schwab	54,667	—	—	54,667

(1)	The fees earned or paid in cash consist of the following: an annual retainer in the amount of $30,000; a committee retainer in the amount of $21,000; and an equity award paid in cash in the amount of $3,667.

(2)	As of December 31, 2008, Mr. Schwab had 4,284 options outstanding.

Members of the Cambium board of directors do not receive any compensation from Cambium for their service as directors. Directors may be reimbursed for reasonable out-of-pocket expenses incurred in connection with their service as directors or their attendance at meetings of the board.

The amount and form of compensation that non-employee directors of Holdings may receive have not yet been determined.

Related Party Transactions

Messrs. Stevenson and Troeller, directors of Cambium, are both partners of VSS. Funds managed by VSS own a majority of the equity interests of the sole stockholder of Cambium.

Cambium Learning entered into a management services agreement with VSS, effective on April 12, 2007. Under the term of the agreement, VSS has provided Cambium Learning with the following services:

•	advice in connection with the negotiation of agreements, contracts, documents, and instruments necessary to provide Cambium Learning with financing from banks on terms and conditions satisfactory to Cambium; and

•	financial, managerial, and operational advice in connection with Cambium’s day-to-day operations, including, without limitation, advice with respect to the development and implementation of strategies for improving the operating, marketing and financial performance of Cambium.

Pursuant to the management services agreement, Cambium Learning pays VSS an annual monitoring fee of $200,000, plus out-of-pocket expenses, payable semi-annually in arrears, in exchange for these services. Cambium Learning expensed $100,000, $97,502, $199,315 and $144,658 for monitoring fees for the six months ended June 30, 2009 and 2008, for the year ended December 31, 2008 and for the period of January 29, 2007 to December 31, 2007, respectively. The management services agreement will be terminated at the effective time of the mergers and VSS will cease to be compensated under such agreement.

Cambium paid to an affiliate of VSS a fee of $3,200,000 in connection with Cambium’s purchase of Cambium Learning in 2007, together with $146,491 of reimbursed expenses. Cambium was also obligated to pay to a VSS affiliate fees in the event that additional equity or debt financings were completed by Cambium. Contemporaneous with the closing, that fee agreement will be replaced by a consulting fee agreement between Holdings and VSS entitling VSS to the following fees:

•	a fee equal to 1% of the gross proceeds of any debt or equity financing by Holdings; and

•	a fee equal to 1% of the enterprise value of any entities acquired or disposed of by Holdings.

These obligations will remain in effect until the earlier of the date on which funds managed by VSS cease to beneficially own at least 10% of the outstanding Holdings common stock or, unless Holdings’ audit committee renews the consulting fee agreement, January 1, 2015.

Shortly after discovering the financial misappropriation at Cambium Learning in late April 2008 described elsewhere in this proxy statement/prospectus, VSS notified Cambium Learning’s lenders of the circumstances, and, as a result, the ability to draw down on the revolving loan under Cambium Learning’s credit agreement was promptly suspended. In order to provide needed working capital over the course of the next three months during the pendency of the internal investigation into the misappropriation, VSS, through its funds, advanced $7.0 million to Cambium Learning in the form of subordinated loans with interest at 14% per year, payable quarterly beginning June 30, 2008. In connection with the permanent waiver and amendment to the senior secured and senior unsecured credit agreements that restored the revolving loan following the misappropriation, these subordinated loans were converted into equity of Cambium’s sole stockholder in late August 2008. At the time of this conversion, Cambium paid VSS a capital stock issuance fee of $99,306.

Cambium ultimately recovered $30.0 million from the former stockholders of Cambium Learning upon discovery of the financial misappropriation. Since David Cappellucci, Cambium’s current Chief Executive

Officer, David Caron, Cambium’s former Chief Financial Officer, and George Logue, Cambium’s current Executive Vice President, were also former stockholders of Cambium Learning, they each contributed a pro rata portion to this recovery as former stockholders, and not in their capacity as employees.

An affiliate of VSS will receive a fee in the amount of $3,000,000 from Holdings upon completion of the mergers in consideration of providing advisory services with respect to the mergers. This fee will be payable $1,000,000 in cash at closing, and the balance becomes payable if and when Cambium Learning’s ratio of total outstanding debt to adjusted EBITDA drops below 3.0:1. Three-quarters of this remaining balance will be allocated pro rata among VSS and certain of the members of VSS-Cambium Holdings III, LLC. For purposes of determining when this fee is to be paid, adjusted EBITDA is calculated in the same manner as that measure is calculated under Cambium Learning’s senior unsecured credit agreement. See “Summary-Comparative Historical and Unaudited EBITDA and Adjusted EBITDA.”

Cambium Learning was majority owned by Ednewco LLC, and by Whitney V LP, through its investment in Ednewco, prior to the sale of Cambium Learning to Cambium in 2007. Cambium Learning entered into a management services agreement with an affiliate of Whitney effective January 1, 2004. Under the terms of the agreement, Whitney provided services to Cambium Learning comparable to the services described above which VSS presently provides to Cambium Learning. Cambium Learning paid Whitney a management fee of not less than $250,000, plus out-of-pocket expenses, annually, for those services. Cambium Learning expensed $92,500 and $324,314 for the period January 1, 2007 to April 11, 2007 and for year ended December 31, 2006, respectively, for these management fees. This management agreement with Whitney was terminated on April 12, 2007, when Cambium Learning was acquired by Cambium.

Cambium Learning leased office and warehouse space in Colorado, from Cactus Investments, LLP. A general partner of Cactus Investments, LLP was a director of Cambium Learning through April 11, 2007. Cambium Learning paid $169,320 and $497,880 in the period January 1, 2007 through April 11, 2007 and for the year ended December 31, 2006, respectively, as rent for this location.

Corporate Headquarters

As of the effective time of the mergers, Holdings’ corporate headquarters will be located in Dallas, Texas, at the current site of Voyager’s corporate headquarters.

SECURITY OWNERSHIP OF HOLDINGS BY CERTAIN BENEFICIAL OWNERS

The following table and related footnotes present certain information with respect to the expected beneficial ownership of Holdings common stock upon completion of the mergers by:

•	each person or group that is expected to become the beneficial owner of more than 5% of the common stock of Holdings upon completion of the mergers;

•	each person designated to be a director of Holdings;

•	the chief executive officer, the chief financial officer and each of the three other most highly compensated persons designated to be executive officers of Holdings as of the date of this proxy statement/prospectus; and

•	all persons currently designated to be directors and executive officers of Holdings as a group.

The beneficial ownership table set forth below assumes the following:

•	there is no change in the beneficial ownership of Voyager common stock and Cambium common stock for any of the named stockholders, or for any other executive officer that is part of the designated group, between June 30, 2009 and the date of the closing of the mergers;

•	there are a total of 43,789,995 shares of Holdings common stock outstanding upon completion of the mergers, consisting of 24,300,466 shares of Holdings common stock issued to Cambium’s stockholder and 19,489,529 shares of Holdings common stock issued to the former Voyager stockholders;

•	in the Voyager merger, each Voyager stockholder receives 653 shares of Holdings common stock and $2,250 in cash for each 1,000 shares of Voyager common stock owned by such stockholder immediately prior to the completion of the mergers; and

•	the Holdings Warrant covers a total of 693,364 shares of Holdings common stock.

The term “beneficial ownership” means that a person has, or may have within 60 days, the sole or shared power to vote or direct the voting of a security and/or for the sole or shared investment power with respect to a security (i.e., the power to dispose or direct the disposition of a security). Unless otherwise indicated in the footnotes to the table. Cambium and Voyager believe that each of the persons named in the table has sole voting and investment power with respect to the shares of Holdings common stock indicated as beneficially owned by such person.

		Percentage of
	Number of Shares of	Outstanding Holdings
Name and Address of Beneficial Owner	Holdings Common Stock	Common Stock

Stockholders Owning 5% or More:
VSS-Cambium Holdings III, LLC(1)	24,993,830	56.2%
c/o Veronis Suhler Stevenson 350 Park Avenue New York, New York 10022
Foxhill Capital, LLC(2)	2,990,045	6.8
502 Carnegie Center Suite 104 Princeton, New Jersey 08540
SPO Partners & Co.(3)	2,299,613	5.3
591 Redwood Highway Suite 3215 Mill Valley, California 94941
William E. Oberndorf(4)	2,299,613	5.3
1800 Valley View Lane Suite 400 Dallas, Texas 75234

Directors and Executive Officers of Holdings:
Bradley C. Almond	0	*
John Campbell(5)	11,126	*
David F. Cappellucci	0	*
Ronald Klausner	2,288	*
Frederick J. Schwab(6)	6,186	*
Jeffrey T. Stevenson(7)	24,993,830	56.2
Richard J. Surratt	4,467	*
Scott J. Troeller(7)	24,993,830	56.2
Neil Weiner(8)	2,990,045	6.8
502 Carnegie Center Suite 104 Princeton, New Jersey 08540
All executive officers and directors as a group(9) (12 persons)	28,066,733	63.0

*	Represents less than 1%.

(1)	Includes 693,364 shares of Holdings common stock issuable upon exercise of the Holdings Warrant.

(2)	The share calculation is based on a Schedule 13D filed with the SEC on January 28, 2009.

(3)	The share calculation is based on a Schedule 13D/A filed with the SEC on August 12, 2008.

(4)	Mr. Oberndorf is the chairman of the board of Voyager and one of four controlling persons of SPO Advisory Corp. Through relationships with SPO Advisory Corp., SPO Advisory Partners, L.P. and SF Advisory Partners, L.P. Mr. Oberndorf may be deemed to share investment and voting control with respect to 3,072,500 shares of Voyager common stock. He also may be deemed to beneficially own, through his control of family trusts, 437,998 shares of Voyager common stock and an additional 11,114 shares subject to exercisable options to be issued to Mr. Oberndorf upon completion of the Voyager merger to replace Voyager stock options.

(5)	Includes exercisable options to purchase 9,000 shares of Holdings common stock to be issued to Mr. Campbell upon completion of the Voyager merger to replace Voyager stock options.

(6)	Includes exercisable options to purchase 4,284 shares of Holdings common stock to be issued to Mr. Schwab upon completion of the Voyager merger to replace Voyager stock options.

(7)	By virtue of their positions within VSS and by virtue of VSS’ equity interest in VSS-Cambium Holdings III, LLC, Mr. Stevenson and Mr. Troeller may be deemed to share investment and voting control with respect to the shares of Holdings common stock to be received by VSS-Cambium Holdings III, LLC.

(8)	By virtue of his position within Foxhill Capital Partners, LLC, Mr. Weiner may be deemed to share investment control with respect to the shares of Holdings common stock to be received by Foxhill Capital, LLC.

(9)	Includes shares deemed to be beneficially owned by Messrs. Stevenson, Troeller and Weiner, 68,284 shares issuable upon exercise of stock options and 693,364 shares deemed to be issuable pursuant to the Holdings Warrant.

DESCRIPTION OF HOLDINGS’ CAPITAL STOCK

The following summary is a description of the material terms of Holdings’ capital stock as of the effective time of the mergers. You should read this summary in conjunction with Holdings’ second amended and restated certificate of incorporation, a copy of which is attached as Annex C to this proxy statement/prospectus, and Holdings’ bylaws, a copy of which is attached as Annex D to this proxy statement/prospectus.

Common Stock

Shares Authorized and Outstanding

As of the effective time of the mergers, Holdings will be authorized to issue 150,000,000 shares of common stock, par value $0.001 per share. Immediately following the mergers, Holdings expects there to be approximately 43,800,000 shares of Holdings common stock outstanding and an additional 5,000,000 shares of Holdings common stock reserved for issuance pursuant to the 2009 Incentive Plan.

Shares of Holdings common stock are not convertible into or exchangeable for shares of any other class of capital stock. There are no redemption or sinking fund provisions applicable to the Holdings common stock.

Voting Rights

Each holder of shares of Holdings common stock is entitled to one vote for each share held of record on the applicable record date on all matters submitted to a vote of stockholders, including the election of directors.

Dividend Rights

Holders of Holdings common stock are entitled to receive dividends when, as and if declared by Holdings’ board of directors out of funds legally available for payment, subject to the rights of holders of Holdings preferred stock, if any. For more information about Holdings’ dividends, see “HISTORICAL MARKET PRICES AND DIVIDEND INFORMATION” on page 149 and “RISK FACTORS — Holdings does not expect to pay dividends on its common stock in the short term” on page 34.

Rights Upon Liquidation

In the event of a voluntary or involuntary liquidation, dissolution or winding up of Holdings, the holders of Holdings common stock will be entitled to share equally in any of the assets available for distribution after Holdings has paid in full all of its debts and after the holders of all series of Holdings’ outstanding preferred stock, if any, have received their liquidation preferences in full.

Preemptive Rights; Subscription Rights

In general, holders of Holdings common stock have no preemptive rights to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities of Holdings. However, under the terms of the stockholders agreement, except with respect to specified exempt issuances, for so long as Cambium’s stockholder and funds managed or controlled by VSS beneficially own in the aggregate at least 25% of the outstanding shares of Holdings common stock, Cambium’s stockholder and funds managed or controlled by VSS have preemptive rights to purchase common stock of Holdings (or other securities that may be approved by the audit committee of Holdings’ board of directors), in connection with any proposed securities offering by Holdings. These preemptive rights generally give Cambium’s stockholder and funds managed or controlled by VSS the opportunity to purchase an amount of Holdings common stock (or such other securities as may be approved by Holdings’ audit committee) in the new issuance sufficient to enable Cambium’s stockholder and funds managed or controlled by VSS to maintain their same collective percentage ownership in Holdings following the new issuance.

In addition, under the stockholders agreement, Holdings granted Cambium’s stockholder and funds managed or controlled by VSS a subscription right that would permit them to purchase, at any time and from time to time until the 24-month anniversary of the effective time of the mergers, a number of shares of Holdings common stock up to the lesser of:

•	7,500,000 shares of common stock (subject to adjustment in the event of any dividend, stock split, combination or similar recapitalization event); or

•	the number of shares of common stock that Cambium’s stockholder and funds managed or controlled by VSS may purchase from time to time during the 24-month subscription period for an aggregate purchase price of $20 million (based upon the per-share purchase price described below).

The purchase price per share in connection with the subscription rights is equal to 90% of the volume weighted average price of Holdings common stock measured over the ten-trading-day period immediately preceding the issuance and sale of the shares of Holdings common stock.

For additional information regarding the stockholders agreement, see “RELATED AGREEMENTS — The Stockholders Agreement” on page 147.

Preferred Stock

Shares Authorized and Outstanding

As of the effective time of the mergers, Holdings will be authorized to issue 15,000,000 shares of preferred stock, par value $0.001 per share. Immediately following the mergers, there will be no shares of Holdings preferred stock issued or outstanding.

Blank Check Preferred Stock

Under Holdings’ certificate of incorporation, without further stockholder action, Holdings’ board of directors is authorized to provide for the issuance of shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions on such shares. Holdings’ board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Holdings common stock. The issuance of preferred stock, while providing flexibility in connection with possible financings or acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control and may adversely affect the market price of Holdings common stock and the voting and other rights of the holders of Holdings common stock.

Classification of the Board of Directors

The number of members of Holdings’ board of directors will be fixed by the board of directors from time to time. Holdings’ second amended and restated certificate of incorporation provides that, subject to the special rights of the holders of any preferred stock that may be issued with respect to the election of directors, Holdings will have a “classified” or “staggered” board of directors, consisting of three substantially equal classes of directors, each generally serving for a three-year term ending on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which the class was elected, with the term of each class of directors ending in successive years. However, with respect to the initial directors of Holdings, the three Class I directors will serve for a term expiring on the date of the first annual meeting of stockholders after completion of the mergers, the three Class II directors will serve for a term expiring on the date of the second annual meeting of stockholders after completion of the mergers, and the three Class III directors will serve for a term expiring on the date of the third annual meeting of stockholders after completion of the mergers. In the event of any increase or decrease in the authorized number of directors, the newly created or eliminated directorship resulting from the increase or decrease will be apportioned by the board of directors among the three classes of directors so as to keep the classes as equal in size as is possible. In accordance with the terms of the merger agreement, upon completion of the mergers, the board of directors of Holdings will be reconstituted to have nine members, consisting of five directors designated by Cambium and four directors designated by Voyager. Seven of the nine directors have already been designated: three by Cambium and four by Voyager. Until Cambium designates its additional directors, Jeffrey T. Stevenson will have the right to cast the votes that the additional directors would have, so that the Cambium designees have the agreed upon total of five board votes. If Mr. Stevenson is not then serving on the board, then Scott J. Troeller will be entitled to cast the additional votes. Mr. Stevenson and Mr. Troeller (or if neither of them is on the board, any other employee of VSS who is serving on the board) will continue to have this right to cast additional votes so long as the VSS Funds continue to own, directly or indirectly, a majority of the outstanding common stock of Holdings. For all purposes, so long as Messrs. Stevenson and Troeller or any other VSS employee has this right, when the number of directors is calculated, the calculation will be determined based on the number of votes rather than the actual number of directors. For example, the quorum will be based upon the total number of votes rather than the total number of directors, so that if Mr. Stevenson has the right to cast three votes, then only two other directors will be required to join Mr. Stevenson in order to achieve a five-vote majority for a quorum. A minimum of five votes will continue to be required to approve an action.

Provisions Regarding Corporate Opportunities

The DGCL specifically provides that a Delaware corporation has the power to renounce, in its certificate of incorporation, any interest or expectancy of the corporation in, or in being offered an opportunity to participate in, specified business opportunities or specified categories of business opportunities that are presented to the corporation or one or more of its directors, officers or stockholders. In recognition of the fact that Holdings, Cambium’s stockholder and funds managed or controlled by VSS currently engage in, and in the future may engage in, the same or similar activities or lines of business and may have an interest in the same types of corporate opportunities, and in recognition of the benefits to be derived by Holdings through its continued contractual, corporate and business relations with Cambium’s stockholder and funds managed or controlled by VSS (including the possible service of directors, officers and employees of Cambium’s stockholder and funds managed or controlled by VSS as directors, officers and employees of Holdings), Holdings’ second amended and restated certificate of incorporation contains provisions that regulate and define the conduct of specified affairs of Holdings that may involve Cambium’s stockholder or funds managed or controlled by VSS or its affiliates and the rights, duties and liabilities of Holdings in connection with any of these affairs, and that renounce any interest or expectancy that Holdings may have in specified opportunities, described below, to the fullest extent permitted by the DGCL.

Specifically, to the extent permitted by law, and except for any “restricted opportunities” (which are described below), no director, officer, employee or stockholder of Holdings, in such capacity, and which is also a director, officer or employee of Cambium’s stockholder or any funds managed or controlled by VSS or any of its affiliates, acting in his or her capacity as such, has any obligation to Holdings to refrain from competing with Holdings, making investments in competing businesses or otherwise engaging in any commercial activity that competes with Holdings, and Holdings will not have any right, interest or expectancy with respect to any of these activities. “Restricted opportunities” that are not covered by this provision generally include transactions, matters or other opportunities offered to a person in writing solely and expressly by virtue of such person’s role as a director, officer or employee of Holdings, regardless of whether that person is also a director, officer or employee of Cambium’s stockholder or any funds managed or controlled by VSS or any other person or entity.

Provisions Affecting Change in Control

Certificate of Incorporation and Bylaw Provisions

Holdings’ second amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or hindering, delaying or preventing a change in control of Holdings. These provisions include the following:

•	Classified Board of Directors. Holdings’ board of directors is divided into three classes with staggered terms of office of three years each. The classification and staggered terms of office of Holdings’

directors make it more difficult for a third party to gain control of Holdings’ board of directors. At least two annual meetings of stockholders, instead of one, generally would be required to effect a change in a majority of Holdings’ board of directors.

•	Number of Directors; Board Vacancies; Term of Office. Holdings’ second amended and restated certificate of incorporation provides that the board of directors has the exclusive right to determine the number of directors and the exclusive right, by the affirmative vote of a majority of the remaining directors then in office, to fill vacancies on the board even if the remaining directors do not constitute a quorum. These provisions also state that any director elected to fill a vacancy will hold office for the remainder of the full term of the class of directors in which the vacancy occurred, rather than until the next annual meeting of stockholders, as would otherwise be the case.

•	Removal of Directors. Under Holdings’ second amended and restated certificate of incorporation, subject to the rights of one or more classes or series of preferred stock to elect one or more directors, a director may be removed only:

•	for cause and only by the affirmative vote of at least a majority of all votes entitled to be cast by Holdings’ stockholders generally in the election of directors, voting together as a single class; or

•	for so long as Cambium’s stockholder and funds managed or controlled by VSS continue to beneficially own in the aggregate at least 25% of the outstanding shares of capital stock of Holdings, without cause and only by the affirmative vote of at least a majority of all votes entitled to be cast by Holdings’ stockholders generally in the election of directors.

•	Preferred Stock. Under Holdings’ second amended and restated certificate of incorporation, the board of directors has authority to issue preferred stock from time to time in one or more series and to establish the terms, preferences and rights of any of these series of preferred stock, all without approval of Holdings’ stockholders. The issuance of shares of preferred stock could harm the voting power of the holders of Holdings common stock and could have the effect of delaying, deferring or preventing a change in control or other corporate action.

•	Stockholder Requested Special Meetings. Holdings’ second amended and restated certificate of incorporation provides that special meetings of the stockholders may be called at any time by the chairperson of the board of directors, the chief executive officer of Holdings or a majority of the members of the board of directors. In addition, so long as Cambium’s stockholder and funds managed or controlled by VSS beneficially own in the aggregate at least 25% of the outstanding shares of capital stock of Holdings, Cambium’s stockholder or a fund controlled by VSS also may call a special meeting of the stockholders. No other Holdings stockholders are permitted to call a special meeting of the stockholders.

•	Stockholder Action by Written Consent. So long as Cambium’s stockholder and the funds managed or controlled by VSS beneficially own in the aggregate at least 25% of the outstanding shares of Holdings common stock, and subject to the terms of any preferred stock that may be issued, any action required or permitted to be taken by the Holdings stockholders may be taken without a meeting, without prior notice and without a vote, if the holders of outstanding Holdings capital stock having at least the minimum number of votes necessary to authorize the action consent in writing to the action. However, in the event that Cambium’s stockholder and the funds managed or controlled by VSS no longer beneficially own in the aggregate at least 25% of the outstanding shares of Holdings common stock, and subject to the terms of any preferred stock that may be issued, any action required or permitted to be taken by the Holdings stockholders must be taken at an annual or special meeting of the stockholders and may not be taken by written consent.

•	Authority to Amend Bylaws. Holdings’ second amended and restated certificate of incorporation provides that the board of directors has the power to alter, amend or repeal any provision of the bylaws or to make new bylaws, without the consent or vote of the stockholders of Holdings. Holdings’ stockholders only may effect changes to Holdings’ bylaws, or adopt new provisions for inclusion in the bylaws, with the affirmative vote of the holders of at least a majority of the capital stock of Holdings entitled to vote generally in the election of directors, voting together as a single class, at any duly convened annual or special meeting of the stockholders.

•	Advance Notice Provisions for Stockholder Nominations and Other Proposals. Holdings’ bylaws require advance written notice for stockholders to nominate persons for election as directors at, or to bring other business before, any meeting of stockholders. This bylaw provision limits the ability of stockholders to make nominations of persons for election as directors or to introduce other proposals unless Holdings is notified in a timely manner prior to the meeting. Thus, business to be conducted at any meeting of stockholders will be limited to business properly brought before the meeting by or at the direction of Holdings’ board of directors or by a stockholder of record who has given timely written notice to Holdings’ secretary of the stockholder’s intention to bring business before the meeting. These advance notice provisions are not applicable to Cambium’s stockholder or the funds managed or controlled by VSS for so long as Cambium’s stockholder and the funds managed or controlled by VSS collectively own in the aggregate at least 25% of the outstanding shares of capital stock of Holdings.

•	No Cumulative Voting. Holdings’ organizational documents do not include a provision for cumulative voting in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in the board and, as a result, may have the effect of deterring a hostile takeover or delaying or preventing changes in control or management of Holdings.

The provisions listed above are intended to enhance the likelihood of continuity and stability in the composition of Holdings’ board of directors and in the policies formulated by Holdings’ board of directors, and to discourage certain types of transactions that may involve an actual or threatened change in control of Holdings. These provisions reduce Holdings’ vulnerability to an unsolicited acquisition proposal and discourage certain tactics that may be used in proxy contests. However, these provisions could have the effect of discouraging others from making tender offers for shares of Holdings common stock that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in Holdings’ management.

Delaware Statutory Provisions

Section 203 of the DGCL contains certain provisions that may make more difficult the acquisition of control of Holdings by means of a tender offer, open market purchase, proxy fight or otherwise. These provisions are designed to encourage persons seeking to acquire control of Holdings to negotiate with Holdings’ board of directors. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares or could depress the market price of the shares. Set forth below is a description of the relevant provisions of Section 203 of the Delaware General Corporation Law. The description is intended as a summary only and is qualified in its entirety by reference to Section 203 of the DGCL.

Section 203 of the DGCL prohibits certain “business combination” transactions between a publicly held Delaware corporation, such as Holdings will be, and any “interested stockholder” for a period of three years after the date on which such stockholder became an interested stockholder, unless:

•	the board of directors approves, prior to such date, either the proposed business combination or the proposed acquisition of stock that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that results in the stockholder becoming an interested stockholder, the interested stockholder acquires at least 85% of those shares of the voting stock of the corporation which are not held by the directors, officers or certain employee stock plans; or

•	on or subsequent to that date, the business combination with the interested stockholder is approved by the board of directors and also approved at a stockholders’ meeting by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation’s voting stock, other than shares held by the interested stockholder.

An “interested stockholder” is, generally, any person who beneficially owns, directly or indirectly, 15% or more of Holdings’ outstanding voting stock. “Business combinations” are broadly defined to include (i) mergers or consolidations with, (ii) sales or other dispositions of more than 10% of the corporation’s assets to, (iii) certain transactions resulting in the issuance or transfer of any stock of the corporation or any subsidiary to, (iv) certain transactions resulting in an increase in the proportionate share of stock of the corporation or any subsidiary owned by, or (v) receipt of the benefit (other than proportionately as a stockholder) of any loans, advances or other financial benefits by, an interested stockholder.

A Delaware corporation such as Holdings may elect not to be governed by these restrictions. However, Holdings has not opted out of Section 203 of the DGCL.

Transfer Agent and Registrar

The transfer agent and registrar for Holdings common stock will be Wells Fargo Bank, N.A.

Listing

Under the terms of the merger agreement, Holdings has applied to have its common stock, including those shares to be issued in connection with the mergers, listed on the NASDAQ Global Market.

COMPARISON OF STOCKHOLDER RIGHTS

The rights of Voyager stockholders are currently governed by the Delaware General Corporation Law, which we refer to as the DGCL, and the amended and restated certificate of incorporation and amended bylaws of Voyager, which we refer to in this section as the Voyager certificate and the Voyager bylaws, respectively. Upon completion of the transaction, certain holders of Voyager common stock, as well as the holder of Cambium common stock, will become holders of Holdings common stock. The rights of Holdings stockholders will be governed by the DGCL, the second amended and restated certificate of incorporation and the amended and restated bylaws of Holdings, which we refer to in this section as the Holdings certificate and the Holdings bylaws, respectively, and the stockholders agreement to be entered into by Holdings, the Cambium stockholder and the Stockholders’ Representative, effective as of the closing of the mergers.

This section describes the material differences between the rights of a Holdings stockholder under the Holdings certificate and Holdings bylaws that will be in effect upon the completion of the mergers and the rights of a Voyager stockholder under the Voyager certificate and Voyager bylaws that are currently in effect. This section does not include a complete description of all of the differences between the rights of stockholders of Holdings and the rights of stockholders of Voyager, nor does it include a complete description of the specific rights of these stockholders. Furthermore, the identification of some of the differences in the rights of these stockholders as material is not intended to indicate that other differences that may be equally important do not exist.

The Holdings certificate, the Holdings bylaws and the form of stockholders agreement are attached as Annex C, Annex D and Annex L, respectively, to this proxy statement/prospectus. Copies of the Voyager certificate and Voyager bylaws are available to Voyager stockholders upon request. See “WHERE YOU CAN FIND MORE INFORMATION” on page 283.

Authorized Capital Stock

Holdings

The authorized capital stock of Holdings consists of 150,000,000 shares of common stock, par value $0.001 per share, and 15,000,000 shares of preferred stock, par value $0.001 per share. The board of directors of Holdings is authorized to issue one or more series of preferred stock and to fix the designations, preferences and relative, participating, optional or other special rights, qualifications and limitations of preferred stock. As of the date of this proxy statement/prospectus, there were 1,000 shares of Holdings common stock issued and outstanding, and no shares of Holdings preferred stock issued and outstanding. Upon completion of the mergers, Holdings expects approximately 43.8 million shares of Holdings common stock to be issued and outstanding, assuming $67.5 million in cash is paid to the former stockholders of Voyager as a result of the election procedures described elsewhere in this proxy statement/prospectus, no Voyager stockholder exercises its appraisal rights and no exercise of any portion of the Holdings Warrant.

Voyager

The authorized capital stock of Voyager consists of 50,000,000 shares of common stock, par value $0.001 per share. Voyager is not authorized to issue any preferred stock under the terms of the Voyager certificate. As of the record date for the Voyager special meeting, Voyager had [          ] shares of common stock issued and outstanding.

Number of Directors

Holdings

Subject to the rights of holders of any series of preferred stock, or any other series or class of stock as set forth in the Holdings certificate, to elect additional directors under specified circumstances, the number of Holdings directors will be fixed from time to time by resolution of the Holdings board of directors. The Holdings bylaws provide that the number of directors shall not be fewer than one nor more than twelve. The number of Holdings directors following completion of the mergers will be fixed at nine. Under the terms of the stockholders agreement to be entered into by Holdings, the Cambium stockholder and the Stockholders’ Representative, effective as of the closing of the mergers, the Cambium stockholder has agreed that, until the third anniversary of the effective time, for so long as the Cambium stockholder and funds managed or controlled by VSS beneficially own in the aggregate at least ten percent of the issued and outstanding shares of Holdings common stock: (i) the Cambium stockholder will vote its shares of Holdings common stock as necessary to ensure that the size of the board of directors of Holdings is set at and remains at nine directors, and (ii) the Cambium stockholder will not vote or otherwise take any action to amend, modify or repeal the Holdings certificate or Holdings bylaws to increase or decrease the size of the board of directors of Holdings. For a description of the stockholders agreement, see “RELATED AGREEMENTS — Stockholders Agreement” on page 147.

Cambium has, as of the date of this proxy statement/prospectus, designated three of its five designees. Until Cambium designates its additional directors, Jeffrey T. Stevenson will have the right to cast the additional votes that the additional directors would have, so that the Cambium designees have the agreed upon total of five board votes. If Mr. Stevenson is not then serving on the board, then Scott J. Troeller will be entitled to cast the additional votes (or if neither of them is on the board, any other employee of VSS who is serving on the board). For all purposes, so long as Mr. Stevenson, Mr. Troeller or any other VSS employee has this right, when the number of directors is calculated, the calculation will be determined based on the number of votes rather than the actual number of directors. For example, a quorum will be based upon the total number of votes rather than the total number of directors, so that if Mr. Stevenson has the right to cast three votes, then only two other directors will be required to join Mr. Stevenson in order to achieve a five-vote majority for a quorum. A minimum of five votes will continue to be required to approve an action.

Voyager

The actual number of directors may be fixed from time to time by action of the Voyager stockholders or the Voyager board or, if the number is not fixed, the number is to be three. As of the date of this proxy statement/prospectus, there are five directors and five vacancies. Each member of the board has one vote on all matters presented to Voyager’s board.

Classified Board of Directors

Holdings

Holdings’ board of directors will be divided into three classes, each as nearly equal in number as possible, with each class being elected to a three-year term every three years. Under the terms of the merger agreement, Voyager will designate four of the nine directors on the Holdings board and Cambium will designate the other five directors. The Voyager designees will be designated in the stockholders agreement to be entered into by Holdings, the Cambium stockholder and the Stockholders’ Representative, effective as of the closing of the mergers. Under the terms of the stockholders agreement, the Cambium stockholder has agreed that, until the third anniversary of the effective time, for so long as the Cambium stockholder and funds managed or controlled by VSS beneficially own in the aggregate at least ten percent of the issued and outstanding shares of Holdings common stock, the funds managed or controlled by VSS and the Cambium stockholder, (i) will not vote or otherwise take any action to amend, modify or repeal the Holdings certificate or Holdings bylaws to eliminate the Class II or Class III director classes, and (ii) will vote or act by written consent to maintain a classified or staggered board of directors of Holdings, with the director classes and other terms as set forth in the Holdings certificate and Holdings bylaws as adopted on the closing date of the mergers. For a description of the stockholders agreement, see “RELATED AGREEMENTS — Stockholders Agreement” on page 141.

Voyager

Voyager does not have a classified board of directors. Each director generally is elected annually to a one-year term.

Removal of Directors

Holdings

The Holdings certificate and bylaws provide that, subject to the rights, if any, of any class or series of preferred stock to elect and remove any director whom the holders of such stock had the right to elect, the board of directors or any individual director may be removed from office, but (i) only for cause and only by the affirmative vote of at least a majority of the voting power of the outstanding shares entitled to vote in the election of directors, voting together as a single class, or (ii) for so long as the Cambium stockholder and funds managed or controlled by VSS beneficially own in the aggregate at least 25% of the outstanding shares of capital stock of Holdings, without cause and only by the affirmative vote of a majority of the voting power of the outstanding shares entitled to vote in the election of directors, voting together as a single class. Under the terms of the stockholders agreement to be entered into by Holdings, the Cambium stockholder and the Stockholders’ Representative, effective as of the closing of the mergers, the Cambium stockholder has agreed not to vote its shares or take any other action to remove or disqualify any of the Voyager designees named as members of Class II of the Holdings board of directors or of Class III of the Holdings board of directors, in each case other than for “cause” as determined in accordance with Delaware law, until the earliest to occur of specified events. For a description of the stockholders agreement, see “RELATED AGREEMENTS — Stockholders Agreement” on page 147.

Voyager

The Voyager bylaws provide that the board of directors or any individual director may be removed from office, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Filling Vacancies of Directors

Holdings

The Holdings certificate and bylaws provide that, subject to the rights of holders of any class or series of preferred stock then outstanding, vacancies, including any vacancy resulting from an increase in the size of the board, or the death, removal or resignation of any director, may be filled solely by a majority of the directors then in office, even if less than a quorum, or a sole remaining director. Each director elected in this manner will hold office for the unexpired term of the director whose place became vacant, and until a successor is duly elected and qualified. Under the terms of the stockholders agreement to be entered into by Holdings, the Cambium stockholder and the Stockholders’ Representative, effective as of the closing of the mergers, in the event that any Voyager director designee resigns, is removed for cause or a vacancy otherwise occurs with respect to the board seat occupied by a Voyager director designee, the Stockholders’ Representative may nominate a replacement director to serve in the same board class as the departing director, subject to the approval of the Cambium stockholder, which approval cannot be unreasonably withheld, conditioned or delayed. The Cambium stockholder has agreed that if the Voyager designee is so approved, it will vote and take any other actions necessary to cause the election of the replacement Voyager designee to the Holdings board of directors. For a description of the stockholders agreement, see “RELATED AGREEMENTS — Stockholders Agreement” on page 147.

Voyager

The Voyager bylaws provide that in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or for the removal of one or more directors and for the filling of any vacancy in that connection, newly created directorships and any vacancies in the board of directors, including unfilled vacancies resulting from the removal of directors for cause or without cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director.

Annual Meetings of Stockholders

Holdings

The Holdings bylaws provide that the annual meeting of stockholders, for the election of directors and for the transaction of such other business as may properly come before the meeting, shall be held at such place, if any, on such date, and at such time as may be determined by the board of directors.

Voyager

The Voyager bylaws provide that annual meetings of stockholders shall be held on the date and at the time fixed, from time to time, by the directors, provided, that each annual meeting shall be held on a date within 13 months after the date of the preceding annual meeting. Annual meetings shall be held at such place, within or without the State of Delaware, as the directors may, from time to time, fix. Whenever the directors fail to fix such place, the meeting will be held at the registered office of the corporation in the State of Delaware.

Special Meetings of Stockholders

Holdings

The Holdings certificate and bylaws provide that subject to the rights of the holders of any series of preferred stock outstanding, a special meeting of the stockholders may be called at any time only by (i) the chairman, (ii) the chief executive officer, (iii) the written request of a majority of the members of the board of directors, or (iv) for so long as Cambium’s stockholder and the funds managed or controlled by VSS have beneficial ownership in the aggregate of at least 25% of the outstanding shares of capital stock of Holdings, by Cambium’s stockholder or a fund managed by VSS, and may not be called by any other person. No other Holdings stockholders are permitted to call a special meeting of the stockholders.

The Holdings bylaws provide that notice of the place, if any, date, and time of all meetings of the stockholders, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given, not less than ten nor more than sixty days before the date on which the meeting is to be held, and must state the place, if any, date and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Voyager

The Voyager bylaws provide that special meetings of the stockholders may be called by the directors or by any officer instructed by the directors to call the meeting. A special meeting shall be held on the date and at the time fixed by the directors. Special meetings may be held at such place, within or without the State of Delaware, as the directors may, from time to time, fix. Whenever the directors shall fail to fix a place, the meeting will be held at the registered office of the corporation in the State of Delaware. Written notice of all meetings must be given, stating the place, date, and hour of the meeting and stating the place within the city or other municipality or community at which the list of stockholders of the corporation may be examined. The notice of a special meeting must state the purpose or purposes for which the meeting is called, include, or be accompanied by, any additional statements, information, or documents prescribed by the DGCL, and be given not less than ten days nor more than sixty days before the date of the meeting, unless the lapse of the prescribed period of time has been waived.

Stockholder Action by Written Consent

Holdings

The Holdings certificate provides that for so long as Cambium’s stockholder and the funds managed or controlled by VSS have beneficial ownership in the aggregate of at least 25% of the outstanding shares of common stock of Holdings, any action required or permitted to be taken by the Holdings stockholders at an annual or special meeting may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be taken, are signed by the holders of shares of outstanding capital stock having at least the minimum number of votes necessary to authorize the action.

Voyager

The Voyager certificate provides that any action required or permitted to be taken by the stockholders at an annual or special meeting may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be taken, are signed by the holders of shares of outstanding capital stock having at least the minimum number of votes necessary to authorize the action.

Advance Notice Provisions for Board Nominations and Other Stockholder Business

Holdings

The Holdings bylaws provide that nominations of persons for election to the board of directors and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only pursuant to Holdings’ notice of the meeting, or a supplement thereto, by or at the direction of the board or a committee of the board or otherwise properly brought by a stockholder. For business to be properly brought by a stockholder, the stockholder must have given timely notice of such business in writing to the secretary and the proposed business must be a matter proper for stockholder action. To be timely, a stockholder’s notice must be delivered to the Secretary at the principal executive offices of Holdings not less than 90 days nor more than 120 days prior to the first anniversary of the previous year’s annual meeting of stockholders. Such notice must set forth the following information regarding the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:

•	the name and record address of the stockholder, and the beneficial owner, if any; and

•	the class or series and number of shares of Holdings stock which are owned beneficially and of record by the stockholder and the beneficial owner, if any;

•	a description of any arrangement or understanding among the stockholder, the beneficial owner, if any, and anyone else acting in concert with the stockholder or beneficial owner, if any, relating to the nomination or proposal;

•	a description of any derivative, hedging, option, warrant or similar agreement entered into by or on behalf of the stockholder or the beneficial owner, if any, as of the date of the notice;

•	a representation that the stockholder is a holder of record entitled to vote at the meeting and intends to appear in person or by proxy to propose the business or nomination;

•	a representation whether the stockholder or beneficial owner, if any, intends to deliver a proxy statement or solicit proxies in support of the proposal or nomination; and

•	all other information relating to the stockholder and beneficial owner, if any, that is required to be disclosed in solicitations for proxies for the election of directors in an election contest, pursuant to Section 14(a) of the Exchange Act.

With respect to each business matter, other than a director nomination, the notice must also include:

•	a brief description of the business desired to be brought before the meeting;

•	the text of the proposal or business;

•	the reasons for conducting such business at the meeting; and

•	any material interest in the business of the stockholder and the beneficial owner, if any, on whose behalf the proposal is made.

The same procedure applies to board of director nominations by a stockholder, except that the notice delivered to the secretary must include different information than the information specified above. Regarding the board nominee, the notice must include:

•	all information relating to the nominee that is required to be disclosed in solicitations for proxies for the election of directors in an election contest, pursuant to Section 14(a) of the Exchange Act; and

•	the nominee’s written consent to being named as a nominee in the proxy statement and to serving as a director if elected.

The Holdings bylaws provide that only such business may be conducted at a special meeting of stockholders as has been brought before the meeting pursuant to Holdings’ notice of meeting. Nomination of persons for election to the board may be made at a special meeting at which directors are to be elected pursuant to Holdings’ notice of meeting by or at the direction of the board or a committee of the board, or, provided that the board has determined that directors will be elected at the meeting, by any stockholder who is a stockholder of record at the time the notice is delivered to the Secretary, who is entitled to vote at the meeting and upon the election and who complies with the notice provisions set forth above. The notice must be delivered to the Secretary at the principal executive offices of Holdings not earlier than the close of business on the 120th day prior to the special meeting and no later than the close of business on the later of the 90th day prior to the special meeting or the tenth day following the day on which public announcement of the meeting and the nominees is first made.

The Holdings bylaws provide that for so long as Cambium’s stockholder and funds managed or controlled by VSS have beneficial ownership in the aggregate of at least 25% of the outstanding shares of capital stock of Holdings, the notice requirements for bringing a proposal or director nomination in front of an annual and special meeting set forth above will not apply to Cambium’s stockholder and funds managed or controlled by VSS; however, if Cambium’s stockholder or funds managed or controlled by VSS wishes to nominate persons for election to the board or propose other business to be considered at an annual or special meeting of the stockholders, they must give written notice to the Secretary of Holdings prior to the date of the meeting, be a stockholder of record at the time the notice is delivered and at the time of the meeting, and be entitled to vote at the meeting.

Voyager

The Voyager bylaws provide that nominations of persons for election to the board of directors may be made at a meeting of stockholders by or at the direction of the board of directors or by a stockholder who is a stockholder of record at the time of giving the notice, who shall be entitled to vote for the election of directors at the meeting and who complies with the procedure for delivering timely notice. To be timely, a stockholder’s notice shall be delivered to the principal executive offices of the corporation not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year’s annual meeting.

The stockholder’s notice must include the following information as to each person whom the stockholder proposes to nominate for election or reelection as a director:

•	all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected);

and the following information regarding the stockholder giving the notice:

•	the name and address of the stockholder;

•	the class and number of Voyager shares beneficially owned by the stockholder; and

•	at the request of the board of directors, that information required to be set forth in a stockholder’s notice of nomination which pertains to the nominee, as set forth above.

The Voyager bylaws provide that at a stockholder meeting, only such business shall be conducted as shall have been brought before the meeting by or at the direction of the board of directors, or by any stockholder who is a stockholder of record at the time of giving notice, who shall be entitled to vote at such meeting and who complies with the notice procedures set forth below. For business to be properly brought before a stockholder meeting by a stockholder, the stockholder must have given timely notice in writing to the Secretary of the corporation. To be timely, a stockholder’s notice shall be delivered to the principal executive offices of Voyager not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year’s annual meeting.

The stockholder’s notice must include the following information as to each matter the stockholder proposes to bring before the meeting:

•	a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the name and address of the stockholder proposing such business;

•	the class and number of Voyager shares beneficially owned by the stockholder; and

•	any material interest of the stockholder in the proposed business.

Amendment of Certificate of Incorporation

Holdings

The Holdings certificate provides that Holdings reserves the right to amend, alter, change or repeal any provision contained in the Holdings certificate or a preferred stock designation, in the manner prescribed by statute, and that all rights conferred upon stockholders, directors or other persons by the Holdings certificate are granted subject to such reservation; provided that, any amendment or repeal of the article governing amendments to the Holdings certificate shall not adversely affect any right or protection existing in respect of any act or omission occurring prior to the amendment or repeal, and that no preferred stock designation shall be amended after the issuance of any shares of the series of preferred stock created under the preference, except in accordance with the terms of the designation and applicable law.

Voyager

The Voyager certificate provides that the certificate may be amended, altered or repealed, that additional provisions may be added in accordance with Delaware law, and that all rights conferred upon stockholders by the Voyager certificate are granted subject to such rights.

Amendment of Bylaws

Holdings

The Holdings certificate provides that the board of directors has the power to alter, amend or repeal any provision of the bylaws or to make new bylaws, without the consent or vote of the stockholders of Holdings. Holdings’ stockholders may effect changes to Holdings’ bylaws, or adopt new provisions for inclusion in the bylaws, only with the affirmative vote of the holders of at least a majority of the capital stock of Holdings entitled to vote generally in the election of directors, voting together as a single class, at any duly convened annual or special meeting of the stockholders.

Voyager

The Voyager bylaws provide that, subject to the provisions of the Voyager certificate, and the DGCL, the power to amend, alter or repeal the bylaws may be exercised by the board of directors or the stockholders.

Special Stockholder Rights under Stockholders Agreement

Under the terms of the stockholders agreement to be entered into by Holdings, the Cambium stockholder and the Stockholders’ Representative, effective as of the closing of the mergers, so long as the Cambium stockholder and funds managed or controlled by VSS beneficially own in the aggregate at least 25% of the outstanding shares of Holdings common stock, they will have preemptive rights which generally give them the opportunity to purchase an amount of Holdings securities in a new issuance of securities by Holdings that would enable them to maintain their same collective percentage ownership in Holdings following the new issuance. In addition, under the stockholders agreement, for a period of 24 months following the effective time of the mergers, the Cambium stockholder and funds managed or controlled by VSS have the right to purchase from Holdings, at a 10% discount from market price, up to the lesser of 7,500,000 shares of Holdings common stock or shares of Holdings common stock with a discounted purchase price of $20 million. For a description of the stockholders agreement, see “RELATED AGREEMENTS — Stockholders Agreement” on page 147.

Indemnification of Officers and Directors

DGCL

Section 145 of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was unlawful.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, arising out of such person’s status as such, whether or not the corporation would otherwise have the power to indemnify such person against liability under Section 145.

Holdings

The Holdings certificate and bylaws generally provide that an officer or director of Holdings will be indemnified and held harmless by Holdings against all expense, liability or loss to the fullest extent authorized by the DGCL where such officer or director was or is a party to or threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding by reason of the fact that such officer or director is or was a director, officer, employee or agent of Holdings. The Holdings certificate and bylaws provide for advancement of expenses incurred by an officer or director in defense of such proceedings before final disposition. The Holdings certificate and bylaws also provide that Holdings may indemnify and advance expenses to any other person who may be indemnified by Holdings under the DGCL, as the board deems advisable.

The Holdings certificate provides that, except as prohibited by the DGCL, no director will be personally liable to Holdings or its stockholders for monetary damages for breach of fiduciary duty as a director.

Voyager

The Voyager certificate generally provides that an officer or director of Voyager will be indemnified and held harmless by Voyager against all expense, liability or loss to the fullest extent authorized by the DGCL where such officer or director was or is a party to or threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding by reason of the fact that such officer or director is or was a director, officer, employee or agent of Voyager; provided that, subject to specified exceptions, Voyager will indemnify any such officer or director in connection with a proceeding brought by the officer or director only if the proceeding was authorized by the board of directors. The Voyager certificate provides for advancement of expenses incurred by an officer or director in defense of such proceedings before final disposition. The Voyager certificate also provides that Voyager may indemnify and advance expenses to any other person to the fullest extent provided for officers and directors. The Voyager certificate provides that the personal liability of directors of Voyager will be eliminated to the fullest extent permitted under Section 102(b)(7) of the DGCL.

Anti-Takeover Statute

For information regarding Section 203 of the DGCL, see “DESCRIPTION OF HOLDINGS CAPITAL STOCK — Provisions Affecting Change in Control — Delaware Statutory Provisions.” Voyager expressly opted out of Section 203 in its original certificate of incorporation. Holdings has not “opted out” of this provision and is therefore subject to Section 203.

INFORMATION ABOUT CAMBIUM’S BUSINESS

Cambium Business Overview

Cambium is a leading provider of intervention solutions designed specifically for the Pre-K-12 at-risk and special education markets. Cambium’s research-based offerings integrate content, services and technology to address the needs of at-risk and special student populations. Cambium’s focus is on serving the needs of the nation’s most challenged learners. To this end, Cambium’s research-based intervention programs and assistive technologies are designed to address the needs of educators to improve performance within the at-risk and special education populations.

Cambium operates in three complementary product areas:

•	Intervention solutions, which includes specialized instructional materials and implementation related services, consisting of the following:

•	Core intervention programs, offered with accompanying training that generally provides a full-year’s worth of literacy or math instruction to at-risk students and often serves as an alternative course of study for those students performing far below grade level in order to accelerate learning. Products include LANGUAGE!, Readwell, Transitional Mathematics and Algebra Rescue.

•	Supplementary intervention programs are offered in the areas of literacy, mathematics and behavior generally to supplement existing programs in use in the school or school district. These programs generally do not represent a complete course of study, but rather target specific skill areas and include assessments and instructional resources for students and professional development offerings for educators. Products include Step Up To Writing, REWARDS, DIBELS/IDEL, the Herman Method, LETRS and D.I.S.E.

•	Services, which include institutes and conferences, hosted by Cambium, as well as consulting and school improvement services, all targeted at enhancing educator and administrator preparedness.

•	Learning technologies, which consist of a suite of assistive technologies that provide access to content for students with profound cognitive or physical disabilities and provide ongoing progress monitoring of student performance.

For operational and accounting purposes, Cambium has three reportable segments with separate management teams and infrastructures that offer various products and services, as follows:

•	Published Products: This operating segment includes instructional materials, teaching guides, teacher training, implementation services, and professional development services. The principal markets for these products are elementary and secondary schools.

•	Learning Technologies: This operating segment includes assistive and instructional technology and related services. The principal markets for these products are also elementary and secondary schools.

•	Other: This segment consists of unallocated corporate-related items.

For additional information regarding Cambium’s operating segments, see Note S to Cambium’s Consolidated Financial Statements.

Cambium Learning was founded in 2003 to create a leading company focused on the at-risk and special student populations. In 2007, Cambium was acquired by a consortium of equity sponsors led by VSS. A significant portion of Cambium’s growth has resulted from the organic growth of the companies acquired by Cambium and from newly introduced programs developed by authors and researchers. In October 2003, Cambium acquired Metropolitan Teaching & Learning, Inc. Metropolitan Teaching & Learning was founded in 1998 and has developed culturally responsive instructional materials and customized programs for use in urban markets, with particular emphasis on mathematics. In February 2004, Cambium acquired Sopris West Educational Services, Inc., a provider of intervention programs in literacy, mathematics, and behavior. In April 2005, Cambium acquired Kurzweil Education Systems, Inc., which develops reading enabling technologies for struggling readers and individuals with visual impairments. In February 2006, Cambium acquired IntelliTools, Inc., a provider of assistive hardware and software technologies for the special education and at-risk market segments in math and literacy.

Cambium is headquartered in Natick, Massachusetts.

Cambium’s Strategy for Growth and Development

Cambium’s strategy for growth and development is based upon the following:

•	Cambium focuses its efforts on the Pre-K-12 at-risk and special education markets. Cambium believes that the Pre-K-12 at-risk and special education markets represent approximately 40% of the 54 million U.S. student population. These markets have traditionally been under-served by major providers of educational programs and services. Key federal and state programs address the specific needs of at-risk and special student populations.

•	Cambium seeks to combine its relationships with authors and researchers and its technological expertise to create content-driven offerings designed to provide school districts with tools to improve the performance of at-risk and special student populations. Cambium has developed relationships with authors who are known for their expertise in improving the cognitive and behavioral performance of at-risk and special education students. These authors are engaged by Cambium to develop content and then to refine that content once feedback is obtained from Cambium’s customers. Cambium’s content is designed to benefit from Cambium’s assistive technology platforms, which feature data management and formative assessment reporting, enabling teachers to build upon core concepts and enabling students to scaffold from a limited educational base to more highly developed educational experiences.

•	Cambium employs a multi-faceted sales strategy to increase its market penetration. Cambium employs multiple interrelated sales channels to market and sell its products and services. These channels include selling efforts by Cambium’s own direct sales force as well as by its authors, supplemented by product training sessions, strategic sales initiatives, direct catalog marketing, special customer events and resellers. Marketing and sales are focused on those schools and school districts having the significant percentages of at-risk and special student populations, with 36.7% of sales in 2008 derived from the 1,000 largest school districts in the United States. This focus has resulted in a broad customer base; during the three years ended December 31, 2008, no single customer has accounted for more than 3.0% of total sales in any one year and Cambium’s top ten customers have accounted for less than 16% of total sales.

•	Cambium has invested significant sums in its Frederick, Colorado distribution facility to support future growth. This facility has capacity which can be expanded within the current 185,000 square foot building footprint without a need to add-on to the existing building.

•	Cambium’s growth prospects derive from several potential sources. Cambium believes that its growth will be driven by a number of factors, including:

•	expanding at-risk and special education populations;

•	increasing program penetration, especially in mathematics;

•	positive results achieved in school districts using Cambium’s programs;

•	growth in services such as teacher training and professional development; and

•	new programs addressing adjacent markets characterized by different student learning needs.

•	Cambium intends to explore strategic acquisitions. Cambium operates in a highly fragmented market. Cambium believes that this fragmentation is likely to continue to present viable consolidation opportunities. Cambium intends to explore strategic product, service and company acquisitions in the future.

Product Overview

Cambium provides intervention solutions, services and learning technologies designed specifically for the Pre-K-12 at-risk and special education markets. The following table sets forth, for each of Cambium’s product areas, revenues for the year ended December 31, 2008 and selected brands and services.

	Revenues
	Year Ended
Product Area	December 31, 2008	Selected Brands/Services
	(Dollars in millions)

Intervention solutions
Core programs	$54.7	LANGUAGE!; Read Well; Step up to Writing; Reward; Transitional Math; Voyages; Algebra Rescue; We Can!; Reading Central; Algebra Ready
Supplemental programs	$17.9	DIBELS/IDEL; LETRS; Six Minute Solution; Coaching Reading; Stepping Stones to Literacy; Parareading; Spellography; Colleague in the Classroom
Services	$5.4	Institutes & conferences; DoDEA; CTAG
Learning technologies	$21.7	Kurzweil Educational Systems; IntelliTools; TSSR/Acceleration Station

Educating at-risk and special education student populations requires a different approach than traditional instructional materials that largely address on-grade level students. Cambium’s intervention programs differentiate instruction for more challenged learners, provide access and assistance to certain groups within special education, incorporate ongoing progress monitoring in order to inform instruction, and often require more comprehensive implementation and training services. Cambium believes that its established relationships with researchers and authors provide the foundation for its existing intervention programs and a resource for developing new intervention programs. Cambium utilizes established research and authors for initial concept development, field testing, refinement of concepts, and program sales and support. By providing its researchers and authors with direct involvement in, and substantial control over, product outcomes, Cambium believes that it enhances the quality of its product offerings.

Intervention Solutions

Core Intervention Programs.  Cambium’s suite of core intervention programs is the anchor of its product offerings. Generally, these programs provide a full-year’s worth of instruction for a student and are intended to be used as the student’s primary instruction in literacy or mathematics. Core intervention programs are sold to schools and school districts through Cambium’s direct sales organization.

• LANGUAGE!, Cambium’s principal literacy offering, is a complete literacy program that targets students in grades 3-12 achieving at or below the 35th percentile. The program consists of a 36-unit curriculum organized into six levels that cover phonemic awareness and phonics, word recognition and spelling, vocabulary and morphology, grammar and usage, listening and reading comprehension and speaking and writing. LANGUAGE! is designed for special education students, as well as students learning to speak English. The curriculum is a mastery-based curriculum. Students exit as soon as they achieve grade-level proficiency, which will vary depending on the specific needs of the student and where the student enters the program.

• Step Up to Writing is a strategies-based program that spans grades K-12 and addresses students who score at or below the basic skill level in writing. The program teaches students to write both narrative and expository pieces, actively engage with reading materials and develop study skills. Step Up to Writing is designed to fit alongside a school district’s existing reading program and to be integrated into any standard curriculum or instructional system.

Read Well targets at-risk students in grades K-2.  The program is a research-based and data-driven reading curriculum that addresses all five components of effective reading instruction — phonemic awareness, phonics, vocabulary, comprehension and fluency.

REWARDS is a research-based, reading intervention program designed for general and special education, remedial reading, summer school and after-school programs. The program focuses on de-coding, fluency, vocabulary, comprehension, test-taking abilities and content-area reading and writing.

We Can is a multilingual early childhood program which is designed to develop both social and academic skills. The program offers flexible lesson plans for customized instruction, a classroom management system and learning center choices. We Can also fits within a variety of Pre-K settings.

Voyages targets grades K-5 and is a core mathematics program designed by teachers for teachers. Educators may utilize Voyages as a core program, as an intervention program or as part of a gifted and talented program.

Transitional Math, or TransMath, targets students in the 25th percentile and below in grades 5-12. TransMath provides students with in-depth, sequential skill building of foundational math concepts through reform-based and procedural instruction. Multisensory strategies are designed to promote problem-solving proficiency, vocabulary development and mathematical discourse.

Algebra 1 Rescue targets students at risks of failure in algebra and teaches them a variety of core objectives through activities intended to make learning fun. Students may participate in Algebra 1 Rescue in small groups, as a supplement to basal curricula, or as a stand-alone algebra intervention program.

Algebra Ready teaches students fundamental mathematics and is designed to prepare them for algebra and geometry. Students can utilize Algebra Ready during summer school, extended days, or as a supplement to a core math curriculum.

Supplementary Intervention Programs.  Cambium’s supplementary intervention programs target specific skill areas with the goal of supplementing existing programs used in schools and school districts.

Dynamic Indicators of Basic Early Literacy Skills (DIBELS/IDEL) is a literary screening and progress monitoring tool. Students from kindergarten through third grade take benchmark assessments three times a year in order to measure the critical areas of early reading: awareness, phonics, fluency, comprehension and vocabulary. Students in fourth through sixth grades are assessed in the areas of fluency and comprehension. For those with reading difficulties, progress monitoring assessments are given to determine the effectiveness of the interventions being used. IDEL offers DIBELS materials for Spanish-speaking students.

Language Essentials for Teachers of Reading and Spelling (LETRS) is a stand-alone professional development program for educators. The training program is delivered through a combination of print materials, online courses, software and face-to-face training. LETRS Institutes are grouped into a series of three-day sessions presented by certified national LETRS trainers and engage educators through group activities and hands-on practice.

The Six Minute Solution targets grades K-12 and helps students improve reading fluency. This peer-mentoring and feedback system is designed to complement a reading curriculum.

Stepping Stones to Literacy targets grades Pre-K-1 to assist beginners who are struggling to build a strong foundation in reading fluency.

Colleague in the Classroom focuses on the K-3 grade levels and is designed to assist young students who are struggling with sounds, symbols and reading. It consists of five DVDs featuring educators that model a variety of sequential reading lessons by using current, effective strategies and best practices.

Math Interventions.  Cambium’s supplementary math interventions include Bridges, a grade 5-8 intervention program, Problem Solving Step By Step, a grade 1-8 intervention program that teaches problem solving skills in a structured step-by-step fashion and Math Readers, a collection of readers for grades K-3 that introduces math concepts and numeracy readiness skills.

Services

Conferences and Institutes.  Cambium conducts a variety of professional development events to help educators and administrators improve student achievement levels, address behavioral problems and create safe schools. A professional development event may be a one-day symposium addressing a specific strategy or a multi-day event with numerous presenters who address a variety of topics. Cambium believes that its conferences and institutes are important platforms for promoting the Cambium brand as well as generating product sales for core and supplementary intervention programs.

Cambium Learning Solutions.  Cambium Learning Solutions was developed to support educators and administrators in their efforts to raise the achievement level of students and effect evidence-based system-wide reform. Key elements of Cambium Learning Solutions include:

•	Coaching. Cambium’s professionals perform in-class demonstration teaching and modeling to help teachers hone their skills, provide coaches with tools for classroom observations, and help principals improve classroom walk-throughs.

•	Program Evaluation. Cambium collects data on student achievement within schools to evaluate whether school programs match current research and best practices. Cambium examines the findings and creates results-oriented action plans for educators.

•	Professional Development. Cambium provides professional development for educators on topics such as reading, mathematics, behavioral management, assessment, curriculum development, leadership and summer school and after school interventions.

DoDEA.  In 2005, Cambium was awarded a $6.8 million contract, renewable on a yearly basis, by the Department of Defense Education Activity, or DoDEA, to provide special education professional development services and products. The core goal of this initiative is to improve the quality of instruction for students with disabilities. These staff development services and products are provided at both foreign and domestic military bases. Cambium has since received two additional contracts with DoDEA for similar work totaling approximately $1.8 million.

Distance Education.  Cambium provides distance education courses that are either completely online, or a blend of face-to-face plus on-line extensions.

Learning Technologies

Cambium’s Learning Technologies include three principal product lines: Kurzweil Educational Systems, IntelliTools and TSSR/Acceleration Station. These technologies complement Cambium’s other products, but also are designed to offer content-neutral platforms in order to meet the assistive and instructional technology needs of all students.

Kurzweil Educational Systems.  Kurzweil Educational Systems is a program that primarily targets students in middle school through higher education struggling with reading and writing, specifically those students with ADHD, dyslexia and visual impairments. Kurzweil Educational Systems produces two software products for individuals with learning difficulties and for those who are visually impaired:

•	Kurzweil 3000 is a reading, writing and learning software package for students with dyslexia, attention deficit disorder or other learning difficulties, including physical impairments or language learning needs.

•	Kurzweil 1000 provides visually impaired users access to printed and electronic materials. Documents and digital files are converted from text to speech and read aloud in a variety of voices that can be modified to suit individual preferences. In addition, this software provides users with document creation, and editing, studying and study skills for note-taking, summarizing and outlining text.

IntelliTools offers hardware products that target students with physical, visual and cognitive disabilities that make using a standard keyboard and mouse difficult. IntelliTools also offers software products that target elementary and middle school special education students struggling with reading and math. IntelliTools’ products include:

•	IntelliKeys®USB is a programmable alternative keyboard with supporting software for students or adults who have difficulty using a standard keyboard.

•	IntelliTools Classroom Suite is an authoring and application tool intended to boost achievement on standards-based tests and help meet adequate yearly progress goals under the No Child Left Behind Act.

•	Curriculum Products. IntelliTools offers software products with a simple interface for students to use. The software includes lessons, activities and assessments that reinforce reading, writing and math skills with the capability to generate reports and provide detailed data tracking.

TSSR/Acceleration Station is a program for generating, administering, scoring and analyzing paper-based and online assessments. TSSR (Test, Scan, Score, Report) is a core software product that includes student rostering, test creation, scanning, scoring and reporting functionality. Acceleration Station is an assessment solution built on TSSR.

Seasonality

Cambium’s quarterly operating results fluctuate due to a number of factors, including the academic school year, funding cycles, the amount and timing of new products and Cambium’s spending patterns. In addition, Cambium’s customers experience cyclical funding issues that can impact Cambium’s revenue patterns. Historically, Cambium has experienced its lowest sales and earnings in the first and fourth fiscal quarters with its highest sales and earnings in the second and third fiscal quarters.

Proprietary Rights

Cambium regards a substantial portion of its technologies and content as proprietary and relies primarily on a combination of patent, copyright, trademark and trade secret laws, and employee or vendor non-disclosure agreements, to protect its rights. Cambium has been granted a limited number of U.S. patents and has additional U.S. patent applications pending relating to its products. Although Cambium believes that the issued patents are defendable and that the pending patent applications relate to patentable inventions, there is no assurance that a patent will be granted under its applications or that its existing patents, if challenged, can be successfully defended.

Although Cambium licenses certain content from third parties, the bulk of its products are developed in-house or through collaboration with researchers and authors. Third party content may be sourced from various providers who retain the appropriate trademarks and copyrights to the material and agree to Cambium’s use on a nonexclusive, fee-based arrangement.

Cambium uses U.S. registered trademarks to identify various products that it develops. The trademarks survive as long as they are in use and the registrations of these trademarks are renewed.

Embezzlement

On April 26, 2008, prior to the issuance of Cambium’s 2007 year-end financial statements, Cambium undertook an internal investigation that revealed irregularities involving the control and use of cash and certain other general ledger accounts, resulting from a misappropriation of assets. These irregularities were perpetrated by a former employee beginning in 2004 and continuing through April 2008. The total amount of the embezzlement loss was approximately $14 million. In 2008, Cambium took possession of five boats which were purchased by the former employee using the embezzled funds. In addition to the embezzlement loss, Cambium incurred approximately $5.3 million in investigative, legal, administrative and other costs in connection with the embezzlement, net of insurance and boat sale recoveries. See Note A of the Notes to Cambium’s Consolidated Financial Statements presented elsewhere in this proxy statement/prospectus and

“MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR CAMBIUM — Embezzlement Loss.”

Employees

As of June 30, 2009, Cambium had a total of 275 employees. None of Cambium’s employees are represented by collective bargaining agreements. Cambium regards its relationships with employees to be satisfactory.

Legal Proceedings

Cambium is not presently engaged in any pending legal proceedings material to its financial condition, results of operations or liquidity.

Competition

The market for Cambium’s products is highly competitive. Cambium competes with basal text book suppliers such as Houghton Mifflin/Harcourt (Riverdeep), Scott Foresman (Pearson), McGraw Hill and Voyager, which offer intervention products, and supplemental suppliers, including Voyager, Scientific Learning, Scholastic and Hampton-Brown.

Properties

Cambium has entered into operating leases for office and warehouse facilities that expire at various dates through 2016. Some leases contain renewal and escalation clauses for a proportionate share of operating expenses. Cambium also has entered into a build-to-suit lease for warehouse space in Frederick, Colorado, that Cambium uses as its distribution center. This lease requires minimum monthly rents that expire on October 31, 2016 and is renewable at Cambium’s option for two additional terms of five years each.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR CAMBIUM

This analysis should be read in conjunction with Cambium’s consolidated financial statements and the notes presented elsewhere in this proxy statement/prospectus and in conjunction with the matters described under “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS” on page vii and “RISK FACTORS” on page 31.

Overview

Cambium provides intervention solutions designed specifically for the Pre-K-12 at-risk and special education markets. Cambium operates in three complementary product areas: published products, learning technologies and services. Published products include specialized instructional materials and implementation related services. The instructional materials, in turn, consist of two principal types of offerings — core intervention programs and supplementary programs. Core intervention programs serve as the anchor to Cambium’s product portfolio, generally providing a full-year’s worth of literacy or math instruction to at-risk students. Supplementary programs are offered in the areas of literacy, mathematics and behavior to supplement core programs, and include assessments and instructional resources for students and professional development materials for educators. Learning technologies consist of a suite of technologies that provide assistive technologies for students, instructional assistance to educators and ongoing progress monitoring of student performance. Service offerings include institutes and conferences, consulting and school improvement/professional development services.

On January 29, 2007, VSS-Cambium Holdings, LLC was formed for the purpose of acquiring all of the capital stock of Cambium Learning. That acquisition was completed on April 12, 2007. The Cambium consolidated financial statements and/or financial data set forth in this proxy statement/prospectus present VSS-Cambium Holdings, LLC as of June 30, 2009, December 31, 2008 and December 31, 2007 on a successor basis reflecting the activity of VSS-Cambium Holdings, LLC from January 29, 2007 and the activity of Cambium Learning, Inc. and its subsidiaries from April 12, 2007 and present Cambium Learning and its subsidiaries on a predecessor basis as of and for the years ended December 31, 2004, 2005 and 2006 and for the period January 1, 2007 through April 11, 2007, representing all periods prior to the time that VSS-Cambium Holdings, LLC acquired Cambium Learning.

In connection with the execution of the merger agreement:

•	VSS-Cambium Holdings, LLC contributed the capital stock of Cambium Learning to VSS-Cambium Holdings IV, LLC, a newly formed, wholly owned subsidiary of VSS-Cambium Holdings, LLC; concurrently, VSS-Cambium Holdings IV, LLC assumed the obligations of VSS-Cambium Holdings, LLC under Cambium Learning’s senior secured and senior unsecured credit agreements;

•	Veronis Suhler Stevenson formed a wholly owned subsidiary, VSS-Cambium Holdings III, LLC, which in turn formed VSS-Cambium Holdings III Acquisition, LLC and VSS-Cambium Holdings II Corp. as its wholly owned subsidiaries;

•	VSS-Cambium Holdings III, LLC and VSS-Cambium Holdings, LLC entered into an agreement providing for VSS-Cambium Holdings, LLC to merge into VSS-Cambium Holdings III Acquisition, LLC with VSS-Cambium Holdings, LLC being the surviving entity; upon completion of that merger VSS-Cambium Holdings III, LLC will own, directly or indirectly, 100% of VSS-Cambium Holdings, LLC, VSS-Cambium Holdings IV, LLC, Cambium Learning and its subsidiaries, and VSS-Cambium Holdings II Corp.; and

•	VSS-Cambium Holdings III, LLC entered into a contribution agreement pursuant to which it has agreed to transfer its interests in VSS-Cambium Holdings, LLC (acquired upon completion of the above-mentioned merger) to VSS-Cambium Holdings II Corp, which will, upon completion of such contribution, own, directly or indirectly, 100% of VSS-Cambium Holdings, LLC, VSS-Cambium Holdings IV, LLC, Cambium Learning and its subsidiaries.

See “THE MERGERS — Diagrams” for a diagram depicting these steps. For purposes of this proxy statement/prospectus, we have utilized the term “Cambium” to refer to VSS-Cambium Holdings, LLC before the above-mentioned steps are taken and VSS-Cambium Holdings II Corp. after such steps are taken.

Embezzlement Loss

During 2008, Cambium discovered irregularities relating to the control and use of cash and certain other general ledger items which resulted in a substantial misappropriation of assets over a period of approximately four years. These irregularities were perpetrated by a former employee, resulting in embezzlement losses, before the effect of income taxes, as follows:

Year/Period	Amount

2004	$1,912,795
2005	290,135
2006	3,261,132
January 1, 2007 — April 11, 2007	999,516

Total — Predecessor	6,463,578

April 12, 2007 — December 31, 2007	5,731,671
2008	1,800,735

Total — Successor	7,532,406

Total Embezzlement Loss	$13,995,984

In addition to these losses, Cambium incurred fees and expenses as a result of the embezzlement totaling $5,453,250 in 2008. During the six months ended June 30, 2009, Cambium received a $500,000 insurance claim recovery related to the embezzlement, resulting in a net reduction of embezzlement and related expenses of $120,467 for the six months ended June 30, 2009.

Pursuant to an agreement dated July 10, 2008 by and between the former stockholders of Cambium Learning and the members of VSS-Cambium Holdings, LLC, a $20,000,000 escrow relating to the acquisition of Cambium Learning by VSS-Cambium Holdings, LLC was contributed to a settlement fund in connection with the above-mentioned embezzlement. Also, the former stockholders of Cambium Learning agreed to contribute an additional $9,269,098 to the settlement fund. The total settlement of $30,202,083, including interest income of $932,985, was distributed to Cambium Learning and was used to cover costs and to pay down a portion of its senior credit facility. The entire settlement amount has been recorded as a gain from a settlement with previous stockholders on Cambium’s consolidated statement of operations.

All financial statements and financial data relating to Cambium in this proxy statement/prospectus for periods prior to the discovery of the embezzlement give effect to the embezzlement and the related losses.

Critical Accounting Policies and Estimates

Cambium’s consolidated financial statements are prepared in accordance with GAAP. The preparation of Cambium’s financial statements requires Cambium to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, net sales and expenses and related disclosure of contingent assets and liabilities.

On an ongoing basis, Cambium evaluates its estimates, including those related to sales returns, allowance for bad debts, recoverability of advances to authors, valuation and recoverability of inventory, depreciation and amortization periods, recoverability of long-term assets such as property, plant, and equipment, capitalized pre-publication costs, other identified intangibles and goodwill, deferred tax valuation allowances and litigation. Actual results may differ from these estimates, which could have a material impact on Cambium’s consolidated financial statements.

Some accounting policies require greater degrees of judgment than others in their application. We consider the following to be critical accounting policies because of the judgment involved in each. For a detailed discussion of Cambium’s significant accounting policies, see Note B to Cambium’s Consolidated Financial Statements included in this proxy statement/prospectus.

Revenue recognition.  Cambium recognizes revenue from instructional materials, software licenses and multimedia instructional materials when:

•	persuasive evidence of an arrangement exists;

•	the products are shipped;

•	title and risk of loss transfer to the customer;

•	all significant obligations have been performed, and

•	collection is reasonably assured.

Revenues related to maintenance and support are recognized on a straight-line basis over the period that maintenance and support provided. In certain instances, telephone support and software repairs are provided for free within the first year of licensing the software. The cost of providing this service is insignificant, and is accrued at the time of revenue recognition. Revenue for training is recognized when the services have been completed, the fee is fixed and determinable, and collection is reasonably assured. Amounts billed and/or collected prior to the completion of services are recorded as deferred revenue. Cambium enters into agreements to license certain book publishing rights and content. Cambium recognizes the revenue from these agreements when the license amount is fixed and determinable, collection is reasonably assured, and the license period has commenced. For those license agreements that require Cambium to deliver additional materials as part of the license agreement, the revenue is recognized when the product is received by the customer.

As products are shipped with a right of return, generally 90 days, a provision for estimated returns on these sales is made at the time of sale, based on historical experience, in accordance with SFAS No. 48, Revenue Recognition When Right of Return Exists. The amounts have not been material to date. Shipping fees billed to customers are included in net sales, and costs of shipping are included in selling and administrative expenses. Shipping costs included in selling and administrative expense were $0.6 million and $1.1 million for the six months ended June 30, 2009 and 2008, respectively, and were $2.3 million, $2.7 million, $0.4 million and $2.5 million for the year ended December 31, 2008, for the period from January 29, 2007 to December 31, 2007, for the period from January 1, 2007 to April 11, 2007 and for the year ended December 31, 2006, respectively.

The division of revenue among shipped materials, license fees and services is determined in accordance with Emerging Issues Task Force (EITF) 00-21, Revenue Arrangements with Multiple Deliverables. Cambium uses the residual method when objective evidence of fair value does not exist for one of the delivered elements in the arrangement. Under the residual method, the fair value of the undelivered elements is deferred, and subsequently recognized when the product or service is delivered.

Goodwill.  In accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), Cambium does not amortize goodwill, but instead tests for impairment, at least annually and more frequently upon the occurrence of certain events which may indicate that impairment has occurred. The provisions of SFAS No. 142 require that a two-step impairment test be performed on goodwill. In the first step, Cambium compares the fair value, which is determined by use of a discounted cash flow technique, of the reporting unit to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets of that reporting unit, goodwill is not impaired and Cambium is not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of that unit, then Cambium must perform the second step of the impairment test in order to determine the implied fair value of the reporting entity’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then Cambium is required to record an impairment loss equal to the difference. Cambium has two reporting units: published products and learning technologies. Determining the fair value of a reporting unit is judgmental in nature, and involves the use of significant estimates and assumptions. These estimates and assumptions may include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables. In addition, Cambium may make certain judgments and assumptions in allocating shared assets and liabilities to determine the carrying values of its reporting units. In December 2008, Cambium determined that it needed to assess the recoverability of its goodwill due to significant deterioration in the expected future performance of Cambium’s Published Products unit. Cambium also determined that the appropriate discount rate (based on weighted-average cost of capital) used in the 2008 assessment should be higher than the discount rate used in the 2007 impairment assessment. As a result of the 2008 assessment, Cambium recorded a $76.0 million impairment charge. In June 2009, Cambium determined that it needed to assess the carrying values of its reporting units due to the signing of the merger agreement. Cambium also determined that the appropriate discount rate for its Published Products unit (based on weighted-average cost of capital) used in the 2009 assessment should be higher than the discount rate used in the 2008 impairment assessment. As a result of that analysis, Cambium recorded a goodwill impairment charge of $9.1 million for the six months ended June 30, 2009.

Long-Lived Assets and Intangible Assets.  In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, Cambium reviews the carrying value of its long-lived assets, including intangible assets subject to amortization, for impairment whenever events and circumstances indicate that the carrying value of the assets may not be recoverable. Recoverability of these assets is measured by comparison of the carrying value of the assets to the undiscounted cash flows estimated to be generated by those assets over their remaining economic life. If the undiscounted cash flows are not sufficient to recover the carrying value of such assets, the assets are considered impaired, and the impairment loss is measured by comparing the fair value of the assets to their carrying values. Fair value is determined by either a quoted market price or a value determined by a discounted cash flow technique, whichever is more appropriate under the circumstances involved. Intangible assets with determinable lives are amortized over their useful lives, based upon the pattern in which the expected benefits will be realized. For fiscal year 2008 and the six months ended June 30, 2009, no impairment was indicated.

The determination as to whether Cambium’s definite-lived intangible assets are impaired involves significant assumptions and estimates, including projections of future cash flows, the percentage of future revenues and cash flows attributable to the intangible assets, asset lives used to generate future cash flows, and royalty charges attributable to trademarks. The impairment calculations are most sensitive to the future cash flow assumptions. Future cash flow projections are based on management’s best estimates of economic and market conditions over the projected period, including industry fundamentals such as the state of educational funding, revenue growth rates, future costs and operating margins, working capital needs, and capital and other expenditures. Adverse developments in the education funding environment, including the impact of the economic downturn that caused state and local budgets to be negatively impacted, have affected Cambium’s operations during 2008 and the first half of 2009 and may continue to have an impact, and potentially increase the impact, on Cambium’s future sales, profits, cash flows and carrying value of assets. Cambium has seen recent improvements in the funding environment and management expects that trend to carry forward through the remainder of 2009 and beyond. In addition, with the planned 2009 California adoption being delayed, Cambium expects there to be pent-up demand in California, which is expected to increase revenues for Cambium in 2010. Future cash flows are based upon revenue growth projections of approximately 8.5% per year; due to the scalable nature of Cambium business, management projects expense growth will be lower than the assumed revenue growth rate, resulting in future cash flows growth rates in excess of 8.5% per year.

Advertising and Promotion Costs.  Advertising and promotion costs are charged to selling and administrative expenses as incurred. Cambium recognizes catalog expense when catalogs are mailed to potential customers. The cost to print catalogs is recorded in prepaid expenses on Cambium’s balance sheet until the catalogs are mailed.

Accounts Receivable.  Accounts receivable are recorded net of allowances for doubtful accounts and reserves for estimated sales returns. Allowances for doubtful accounts are established through the evaluation of accounts receivable agings and prior collection experience to estimate the ultimate collectibility of these receivables. Reserves for sales returns are based on historical return rates and sales patterns.

Inventory.  Cambium uses the lower of first-in, first-out (FIFO) or market method (net realizable value) to value inventory and determine cost of inventories included in cost of sales in its statement of operations. Cambium’s level of obsolete and excess inventory is calculated on a title or program basis by comparing the number of units in stock with the expected future demand. The expected future demand of the title is determined by the previous years’ sales history, expected future sales of the title or program and known forward-looking trends, including Cambium’s development cycle to replace the title or program. Based on this calculation, any excess stock is fully marked-down.

Capitalized Internal Use Software.  Cambium capitalizes certain costs related to obtaining or developing computer software for internal use under SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Costs incurred during the application development stage, including external direct costs of materials and services, and payroll and payroll-related costs for employees who are directly associated with the internal-use software project, are capitalized and amortized on a straight-line basis over the expected useful life of the related software of three to five years. The application development stage includes design, software configuration and integration, coding, hardware installation, and testing. Costs incurred during the preliminary stage, as well as maintenance, training, and upgrades that do not result in additional functionality are expensed as incurred.

Research and Development Expenses.  Software research and development costs are accounted for in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. Cambium capitalizes material software development costs incurred once a working model of the software has been completed. Historically, the time that elapses between when a working model of the software has been completed and general release to customers has been short, and, therefore, the costs have been insignificant. Research and development expenses also include costs to develop manuscripts, which are expensed as incurred.

Royalty Advances.  Royalty advances to authors are capitalized and represent amounts paid in advance of the sale of an author’s product. These costs are then amortized as the related publication is sold. Cambium evaluates advances periodically to determine if they are expected to be recovered and reserves any portion of a royalty advance that is not expected to be recovered.

Pre-Publication Costs.  Cambium capitalizes the art, pre-press and other costs incurred in the creation of the master copy of a book or other media. Cambium capitalizes the cost of this investment in pre-publication costs and amortizes this cost over five years using the sum-of-the-years digits method. Cambium believes that the amortization methods and periods chosen best reflect the projected sales generated from individual titles or programs. On an annual basis, Cambium evaluates the remaining lives and recoverability of capitalized pre-publication costs on the basis of expected net realizable value.

Publishing Rights Intangible Assets.  A publishing right allows Cambium to publish and republish existing and future works, as well as transform, adapt, or create new works based on previously published materials. Cambium determines the fair market value of the publishing rights arising from business combinations by discounting the after-tax cash flows projected to be derived from the publishing rights and titles to their net present value using a rate of return that accounts for the time value of money and the appropriate degree of risk. The useful life of the publishing rights is based on the lives of the various titles involved, which is generally ten years. Cambium calculates amortization using the percentage of the projected discounted cash flows derived from the titles in the current year as a percentage of the total estimated discounted cash flows expected to be generated.

Derivative Instruments.  Cambium uses an interest rate derivative instrument to hedge its exposure to interest rate volatility resulting from its senior secured credit agreement. Cambium is required to report all derivative instruments on its balance sheet at fair value. SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, sets forth the criteria for designation and effectiveness of hedging relationships, and provides generally that all designations must be made at the inception of each instrument. As such initial designations were not made by Cambium at inception, Cambium is required to recognize changes in the fair value of the derivative instrument in the current period as other income or expense. Cambium determines the fair value of the interest rate swap from a third-party quote. This value represents the estimated amount that Cambium would receive or pay to terminate the swap agreement taking into consideration current interest rates.

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. In February 2008, the FASB issued FASB Staff Position No. 157-2, “Effective Date of FASB Statement No. 157,” which delayed the effective date of SFAS No. 157 for non-recurring measurements of non-financial assets and liabilities to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. Cambium adopted SFAS No. 157 for all recurring financial assets and liabilities beginning in fiscal 2009. The adoption of SFAS No. 157 did not have a material effect on Cambium’s consolidated financial condition, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141(revised), “Business Combinations” (“SFAS No. 141R”). SFAS No. 141R establishes principles and requirements for how an acquirer accounts for business combinations. SFAS No. 141R includes guidance for the recognition and measurement of the identifiable assets acquired, the liabilities assumed, and any noncontrolling or minority interest in the acquiree. It also provides guidance for the measurement of goodwill, the recognition of contingent consideration, the accounting for pre-acquisition gain and loss contingencies and acquisition-related transaction costs, and the recognition of changes in the acquirer’s income tax valuation allowance. SFAS No. 141R applies prospectively and is effective for business combinations made by Cambium beginning January 1, 2009. The provisions of SFAS No. 141R are effective as of Cambium’s first quarter ended March 31, 2009; however, adoption did not have a material effect on Cambium’s consolidated financial condition, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of APB No. 51” (“SFAS No. 160”). Currently, Cambium does not have an outstanding noncontrolling interest in one or more subsidiaries, nor does it deconsolidate any subsidiaries. SFAS No. 160 will be effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The provisions of SFAS No. 160 are effective as of Cambium’s first quarter ended March 31, 2009; however, adoption did not have a material effect on Cambium’s consolidated financial condition, results of operations or cash flows.

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FAS 142-3”). FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The provisions of FAS 142-3 are effective as of Cambium’s first quarter ended March 31, 2009; however, adoption did not have a material effect on Cambium’s consolidated financial condition, results of operations or cash flows.

In April 2009, the FASB issued FASB Staff Position No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FAS 115-2 and FAS 124-2”), which provides operational guidance for determining other-than-temporary impairments (“OTTI”) for debt and equity securities classified as available-for-sale and held-to-maturity. FAS 115-2 and FAS 124-2 are effective for interim and annual periods ending after June 15, 2009. The provisions of FAS 115-2 and FAS 124-2 are effective as of Cambium’s second quarter ended June 30, 2009; however, adoption did not have a material effect on Cambium’s consolidated financial condition, results of operations or cash flows.

In April 2009, the FASB issued FASB Staff Position No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FAS 157-4”), which provides additional guidance for estimating fair value in accordance with FASB Statement No. 157, “Fair Value Measurements,” when the volume and level of activity for the asset or liability have significantly decreased. FAS 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FAS 157-4 is effective for interim and annual periods ending after June 15, 2009, and shall be applied prospectively. The provisions of FAS 157-4 are effective as of Cambium’s second quarter ended June 30, 2009; however, adoption did not have a material effect on Cambium’s consolidated financial condition, results of operations or cash flows.

In April 2009, the FASB issued FASB Staff Position No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FAS 107-1 and APB 28-1”), which amends SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” to require disclosure about fair value of financial instruments in interim financial statements. FAS 107-1 and APB 28-1 also amends APB Opinion No. 28, “Interim Financial Reporting,” to require those disclosures in summarized financial information at interim reporting periods. FAS 107-1 and APB 28-1 is effective for interim and annual periods ending after June 15, 2009. The provisions of FAS 107-1 and APB 28-1 are effective as of Cambium’s second quarter ended June 30, 2009; however, adoption did not have a material effect on Cambium’s consolidated financial condition, results of operations or cash flows.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS No. 165”). This standard establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued and shall be applied to subsequent events not addressed in other applicable generally accepted accounting principles. SFAS No. 165, among other things, sets forth the period after the balance sheet date during which management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures an entity should make about events or transactions that occurred after the balance sheet date. SFAS No. 165 is effective for Cambium’s interim and annual financial periods ending after June 15, 2009. The provisions of SFAS No. 165 are effective as of Cambium’s second quarter ended June 30, 2009; however, adoption did not have a material effect on Cambium’s consolidated financial condition, results of operations or cash flows.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”), which amends FASB Interpretation No. 46 (revised December 2003) to address the elimination of the concept of a qualifying special purpose entity and replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity. Also, SFAS 167 requires an ongoing assessment of whether an entity is the primary beneficiary of a variable interest entity. The amended approach focuses on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, SFAS 167 provides more timely and useful information about an enterprise’s involvement with a variable interest entity. SFAS 167 will become effective for the first annual period starting after November 15, 2009. Cambium is currently evaluating the impact of this standard on its consolidated financial condition, results of operations and cash flows.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standard Codification and the Hierarchy of the Generally Accepted Accounting Principles — a replacement of SFAS No. 162” (“SFAS No. 168”). The FASB Accounting Standard Codification (“Codification”) will become the source of authoritative U.S. generally accepted accounting principles recognized by the FASB to be applied by nongovernmental entities. Updates to the Codification will be issued in the form of Accounting Standards Updates. SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Cambium does not believe the adoption of SFAS No. 168 will have a material impact on its consolidated financial condition, results of operations or cash flows.

Income Taxes

Cambium utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as for operating loss and tax credit carryforwards. A valuation allowance is applied against net deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Cambium evaluates uncertain tax positions using the provisions of FASB Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 prescribes a two-step process to determine the amount of tax benefit to recognize. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon examination by a tax authority. If the tax position is deemed “more-likely-than-not” to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50 percent likelihood of being realized upon ultimate settlement. If the tax position does not meet the “more-likely-than-not” threshold, then it is not recognized in the financial statements. In accordance with FIN 48, Cambium accrues interest and penalties, if any, related to unrecognized tax benefits as a component of income tax expense. If the judgments and estimates made by us are not correct, the unrecognized tax benefits may have to be adjusted, and the adjustments could be material.

Cambium calculates its interim income tax provision in accordance with Accounting Principles Board Opinion No. 28, “Interim Financial Reporting” and FASB Interpretation No. 18, “Accounting for Income Taxes in Interim Periods.” At the end of each interim period, Cambium estimates the annual effective tax rate and applies that rate to its ordinary quarterly earnings. The tax expense or benefit related to significant, unusual, or extraordinary items that will be separately reported or reported net of their related tax effect, and are individually computed, are recognized in the interim period in which those items occur. In addition, the effect of changes in enacted tax laws or rates or tax status is recognized in the interim period in which the change occurs.

The computation of the annual estimated effective tax rate at each interim period requires certain estimates and significant judgment including, but not limited to, the expected operating income for the year, projections of the proportion of income earned and taxed in various jurisdictions, permanent and temporary differences, and the likelihood of recovering deferred tax assets generated in the current year. The accounting estimates used to compute the provision (benefit) for income taxes may change as new events occur, more experience is acquired, additional information is obtained or as the tax environment changes.

Restructuring

In December 2007, Cambium developed, approved, and communicated a plan to consolidate the Petaluma, California, office and reduce the work force, with consolidation completed by September 30, 2009. Cambium estimates the total restructuring charge to be approximately $642,047 consisting of one-time termination benefits and facility-related expenses. Cambium expensed $55,140 for the six months ended June 30, 2009, classified as cost of sales in the accompanying Consolidated Statement of Operations in the Learning Technologies segment. The remainder of the costs will be recognized during the second half of 2009. The following table summarizes the restructuring plan:

						Incurred in
						Successor
						Period from
			Incurred in Six	Incurred in Six	Incurred in	January 29, 2007
	Total Amount	Total Incurred	Months Ended	Months Ended	Year Ended	through
	Expected to be	as of June 30,	June 30,	June 30,	December 31,	December 31,
	Incurred	2009	2009	2008	2008	2007

One-time termination benefits	$314,229	$313,349	$14,650	$215,887	$238,394	$60,305
Other associated costs	347,617	347,617	40,490	158,088	307,128	—

	$661,846	$660,966	$55,140	$373,975	$545,522	$60,305

The following table summarizes the activity in Cambium’s restructuring reserve, which is included in other accrued expenses in Cambium’s Consolidated Balance Sheets.

	Period Ended	Year Ended	Year Ended
	June 30,	December 31,	December 31,
	2009	2008	2007

Beginning Balance	$48,766	$60,305	$—
Accrued Expenses:
One-time termination benefits	14,650	238,394	60,305
Facility-related expenses	40,489	307,128	—
Cash Payments:
One-time termination benefits	—	(249,933)	—
Facility-related expenses	(40,489)	(307,128)	—

Ending Balance	$63,416	$48,766	$60,305

Drivers of Cambium’s Business

Cambium operates in a highly fragmented and competitive market. The principal drivers of Cambium’s revenues are:

•	Availability of Governmental Funding. Educating at-risk and special education students requires a different approach than relying on traditional instructional materials, since these intervention programs often require detailed implementation and training and substantial commitment from school administrators and teachers. The costs of these programs are typically too substantial to be borne by private families. Thus, Cambium derives a significant portion of its revenues from public schools, which are heavily dependent on federal, state and local government funding. Shifts in priorities, as well as general reductions in funding, can delay or reduce Cambium’s revenues. While the availability of state and federal funding for elementary and high school education was expanded as a result of legislation such as No Child Left Behind and Reading First, recent reductions in and proposed eliminations of appropriations for these programs and governmental budget adjustments resulting from recent economic declines have caused and may continue to cause some school districts to reduce spending on Cambium’s products.

The American Reinvestment and Recovery Act was adopted in February 2009. The Recovery Act provides significant new federal funding for various education initiatives over the next two years. Although the education funding is for a broad set of initiatives, Cambium believes that a meaningful amount targets the students and educators that Cambium serves. Although the likelihood of success in attracting these funds for Cambium’s products is uncertain, this funding may offset some of the negative funding trends which emerged as a result of recent economic declines.

•	Breadth of Product Offerings. Although school districts typically do not enter multi-year contracts with services or materials providers, high switching costs make it unusual for schools to purchase programs for just one year or to frequently switch between programs. Once established in a district, Cambium is thus positioned to retain and expand its footprint in that district. Cambium seeks to expand its footprint in particular districts by offering a full spectrum of product offerings for pre-kindergarten through 12th grade students.

•	Capacity to Attract and Retain High Quality Authors. Cambium believes that retaining skilled researchers and authors is critical to its efforts to develop and support its intervention programs, from initial concept to continued program sales and support. Cambium seeks to collaborate closely with its authors in developing new content and high-impact programs. Cambium believes that by providing authors with greater control and direct involvement in content development, authors become more vested in the products and their outcomes, which helps increase revenues.

•	Diversity of Cambium’s Sales Channels. Cambium employs multiple interrelated and supportive sales channels, including its sales force, its authors, product training sessions, strategic sales initiatives, direct marketing channels, reseller networks and other customer events. Cambium’s sales force focuses on the largest school districts. Cambium’s institutes and conferences complement the direct sales force by building brand and product awareness within key industry constituencies.

•	Adaptability and Functionality of Cambium’s Technology. Cambium uses technology to enrich its intervention programs, as well as to train the next generation of teachers. An important part of Cambium’s technology offerings is its suite of assistive technologies that target a range of student needs, including low-incidence disabilities and students who perform below grade level.

Cambium’s principal operating expenses are:

•	Cost of sales, excluding pre-publication, publishing rights, trademarks and developed technology amortization. These costs include expenses to print, purchase and develop products and to provide services and support to Cambium’s customers, as well as royalties paid to authors.

•	Pre-publication, publishing rights, trademarks and developed technology amortization. Pre-publication expenses represent the amortized cost of the art, pre-press and other costs incurred in the creation of the master copy of a book or other media. Publishing rights allow Cambium to publish and republish existing and future works, as well as transform, adapt, or create new works based on previously published materials. Cambium owns the trademarks for its core intervention programs as well as the IntelliTools and Kurzweil trademarks. The developed technology represents the value of the developed technology products, including IntelliTools and Kurzweil software products and IntelliTools hardware products. The useful life of publishing rights is based on the lives of the various titles involved, which is generally ten years.

•	Selling and administrative expenses. These expenses consist principally of the costs incurred by Cambium in maintaining its various sales channels, including the salaries and commission paid to Cambium’s sales force, advertising and promotion costs, the cost of sales support activities, warehouse, shipping and corporate and administrative activities.

•	Other intangible asset amortization. Other intangible asset amortization represents the amortization of intangible assets not included in cost of sales. These assets were identified and valued at the date of the acquisition of Cambium Learning by Cambium and include customer relationships, contracts, reseller networks, conference attendees and non-compete agreements.

•	Acquired in-process research and development. When Cambium acquired Cambium Learning and its subsidiaries in April 2007, the acquiring company identified and allocated goodwill to the acquired assets. At the time, the acquired company was conducting research and development on certain new products which were not yet being sold as of the April 12, 2007 closing date. Under U.S. GAAP, Cambium was required to expense any premium in the purchase price over book value attributable to those products rather than treat any such premium as goodwill. These expenses are referred to in Cambium’s income statements as acquired in-process research and development.

•	Embezzlement and related expenses. As noted above, during 2008, Cambium discovered certain irregularities relating to the control and use of cash and certain other general ledger items which resulted in a misappropriation of assets over a period of more than four years. These irregularities were perpetrated by a former employee, resulting in substantial embezzlement losses and related expenses.

•	Goodwill impairment. As noted above, Cambium tests for impairment, at least annually and more frequently upon the occurrence of events which suggest that impairment may have occurred.

Matters Relating to the Mergers

Grant of Options

Effective as of the closing of the mergers, Holdings expects to grant options to purchase shares of Holdings common stock as new awards to employees of Holdings and its subsidiaries, including employees who are currently employed with both Voyager and Cambium. It is expected that:

•	such options will vest in equal installments on the first four anniversaries of the closing of the mergers, subject to earlier vesting upon a change in control of Holdings;

•	75% of the options granted to each optionee will have a per-share exercise price equal to the greater of (i) $4.50 and (ii) the weighted-average price of Holdings common stock during a pre-established trading period and pursuant to a pre-established formula;

•	the remaining 25% of the options granted to each optionee will have a per-share exercise price equal to $6.50; and

•	the options will have a term of ten years, subject to earlier termination under specified circumstances.

Pursuant to the terms of their employment agreements, Ronald Klausner and David Cappellucci will receive stock options covering 750,000 shares of Holdings common stock and 600,000 shares of Holdings common stock, respectively. Determinations have been made with respect to the grant of stock options to certain other executive officers of Cambium and Voyager as well. Specifically, the Holdings board of directors has determined that the following individuals who will serve as executive officers of Holdings upon completion of the mergers will be granted options to purchase shares of Holdings common stock under the 2009 Incentive Plan at the effective time of the mergers: (i) Bradley Almond will be granted options to purchase 250,000 shares of Holdings common stock; (ii) John Campbell will be granted options to purchase 300,000 shares of Holdings common stock; and (iii) George Logue will be granted options to purchase 250,000 shares of Holdings common stock. For information regarding the pro forma impact of these options, see sub-note (Y) of Note 4 of the Notes to Unaudited Pro Forma Condensed Combined Financial Statements as presented under the caption “UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS.”

Under SFAS No. 123(R), “Share-Based Payment,” Holdings will recognize the compensation cost of stock option grants using the straight line method over the vesting period of the options. There are a total of 5,000,000 shares of Holdings common stock authorized for issuance under the 2009 Incentive Plan. However, other than with respect to the options to be granted to the individuals named above, no determination has been made to date with respect to the number of options to be granted to other employees at and after the closing. Accordingly, Cambium and Holdings cannot presently determine the compensation costs that will be incurred each year by virtue of such other options.

Consulting Agreement

Cambium Learning entered into an agreement with VSS, effective April 12, 2007, pursuant to which VSS has provided Cambium Learning with certain management services. See “MANAGEMENT OF HOLDINGS FOLLOWING THE MERGERS — Related Party Transactions.” Pursuant to the management services agreement, Cambium Learning was obligated to pay VSS an annual monitoring fee of $200,000, plus out-of-pocket expenses, payable semi-annually in arrears, in exchange for these services. As a result, Cambium Learning expensed $100,000, $97,502, $199,315 and $144,658 for monitoring fees for the six months ended June 30, 2009 and 2008 and for the year ended December 31, 2008 and for the period of January 29, 2007 to December 31, 2007, respectively.

The management services agreement will be terminated at the effective time of the mergers and VSS will cease to be compensated under that agreement. In lieu of that agreement and another fee agreement which has not resulted in any amounts being expensed during the period it was effective, Holdings and VSS will enter into a consulting agreement at the closing entitling VSS to the following fees:

•	a fee equal to 1% of the gross proceeds of any debt or equity financing by Holdings; and

•	a fee equal to 1% of the enterprise value of any entities acquired or disposed of by Holdings.

Because these fees are payable only in the event of certain contingencies, they will not be expensed unless and until the contingencies occur.

Stockholders Agreement

Effective as of the closing of the mergers, Holdings expects to grant Cambium’s stockholder and funds managed or controlled by VSS a subscription right that permits them to purchase, at any time and from time to time through the 24-month anniversary of the effective time of the mergers, a number of shares of Holdings common stock up to the lesser of:

•	7,500,000 shares of common stock (subject to adjustment in the event of any dividend, stock split, combination or similar recapitalization event); or

•	the number of shares of common stock that Cambium’s stockholder and funds managed or controlled by VSS may purchase from time to time during the 24-month subscription period for an aggregate purchase price of $20 million (based upon the per share purchase price described below).

The purchase price per share in connection with the subscription rights is equal to 90% of the volume weighted average price of the Holdings common stock measured over the ten trading day period immediately preceding the issuance and sale of the shares of Holdings common stock.

This instrument is accounted for at fair value as equity in accordance with Emerging Issues Task Force (“EITF”) Issue 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”).

Results of Operations

Cambium derives a majority of its revenues from the K-12 educational publishing segment, which is a markedly seasonal business. Schools make most of their purchases in the second and third quarters of the calendar year, in preparation for the beginning of the school year in September.

Sales of K-12 instructional materials are also cyclical, with some years offering more sales opportunities than others. The amount of funding available at the state level for educational materials also has a significant effect on Cambium’s year-to-year revenues. Although the loss of a single customer or a few customers would not have a material adverse effect on Cambium’s business, schedules of statewide adoptions of lists of approved products and market acceptance of our products can materially affect year-to-year revenue performance.

The following tables set forth information regarding Cambium’s net sales, costs and expenses, operating loss and other components of Cambium’s statements of operations. The results and percentages for the six months ended June 30, 2009 and 2008, the year ended December 31, 2008, the successor period from January 29, 2007 (inception) through December 31, 2007, the predecessor period from January 1, 2007 through April 11, 2007 and the year ended December 31, 2006 are set forth in the tables below. Due to purchase accounting adjustments, some amounts may not be comparable between each period presented.

				Successor Period
				from	Predecessor Period
	Six Months			January 29, 2007	from
	Ended		Year Ended	(inception) through	January 1, 2007	Year Ended
	June 30,		December 31,	December 31,	through	December 31,
	2009	2008	2008	2007	April 11, 2007	2006
	(Unaudited)
Net sales
Product sales	$32,259	$41,267	$89,207	$71,266	$15,238	$92,881
Service revenues	4,511	5,525	10,524	9,581	3,176	13,542

Total sales	36,770	46,792	99,731	80,847	18,414	106,423
Cost and expenses
Cost of product sales, excluding pre-publication, publishing rights, trademarks and developed technology amortization	9,513	12,609	26,611	24,996	5,633	31,713
Pre-publication, publishing rights, trademark and developed technology amortization	8,983	8,574	17,296	12,842	3,512	11,335
Cost of service revenues	3,332	3,775	7,463	6,312	1,908	8,258

Total cost of sales	21,828	24,958	51,370	44,150	11,053	51,306
Selling and administrative	20,120	24,239	44,628	29,927	20,815	45,636
Other intangible asset amortization	3,254	4,321	8,650	7,229	311	1,013
Acquired in-process research and development	—	—	—	890	—	—
Embezzlement and related expenses	(120)	6,504	7,254	5,731	1,000	3,261
Goodwill impairment	9,105	—	75,966	—	—	—

Total cost and expenses	54,187	60,022	187,868	87,927	33,179	101,216

Income (loss) from operations	(17,417)	(13,230)	(88,137)	(7,080)	(14,765)	5,207
Interest and other expenses, net	(9,746)	(8,991)	(19,415)	(14,689)	(741)	(1,364)
Gain from settlement with previous stockholders	—	—	30,202	—	—	—
Loss on extinguishment of debt	—	—	(5,633)	—	—	—

Income (loss) from operations before taxes	(27,163)	(22,221)	(82,983)	(21,769)	(15,506)	3,843
Income tax (benefit) provision	(6,416)	(8,444)	(13,423)	(7,838)	(3,694)	3,403

Net income (loss)	$(20,747)	$(13,777)	$(69,560)	$(13,931)	$(11,812)	$440

				Successor Period	Predecessor Period
				from	from
	Six Months Ended		Year Ended	January 29, 2007	January 1, 2007	Year Ended
	June 30,		December 31,	(inception) through	through	December 31,
	2009	2008	2008	December 31, 2007	April 11, 2007	2006
	(as a percentage of total sales)

Net sales
Product sales	87.7%	88.2%	89.4%	88.1%	82.8%	87.3%
Service revenues	12.3%	11.8%	10.6%	11.9%	17.2%	12.7%

Total sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost and expenses
Cost of product sales, excluding pre-publication, publishing rights trademarks and developed technology amortization	25.9%	26.9%	26.7%	30.9%	30.6%	29.8%
Pre-publication, publishing rights, trademark and developed technology amortization	24.4%	18.3%	17.3%	15.9%	19.1%	10.7%
Cost of service revenues	9.1%	8.1%	7.5%	7.8%	10.4%	7.8%

Total cost of sales	59.4%	53.3%	51.5%	54.6%	60.0%	48.2%
Selling and administrative	54.7%	51.8%	44.7%	37.0%	113.0%	42.9%
Other intangible asset amortization	8.8%	9.2%	8.7%	8.9%	1.7%	1.0%
Acquired in-process research and development	—	—	—	1.1%	—	—
Embezzlement and related expenses	(0.3)%	13.9%	7.3%	7.1%	5.4%	3.1%
Goodwill impairment	24.8%	—	76.2%	—	—	—

Total cost and expenses	147.4%	128.3%	188.4%	108.8%	180.2%	95.1%

Income (loss) from operations	(47.4)%	(28.3)%	(88.4)%	(8.8)%	(80.2)%	4.9%
Interest and other expenses, net	(26.5)%	(19.2)%	(19.5)%	(18.2)%	(4.0)%	(1.3)%
Gain from settlement with previous stockholders	—	—	30.3%	—	—	—
Loss on extinguishment of debt	—	—	(5.6)%	—	—	—
Income (loss) from operations before taxes	(73.9)%	(47.5)%	(83.2)%	(26.9)%	(84.2)%	3.6%
Income tax provision (benefit)	(17.4)%	(18.0)%	(13.5)%	(9.7)%	(20.1)%	3.2%
Net income (loss)	(56.4)%	(29.4)%	(69.7)%	(17.2)%	(64.1)%	0.4%

Six Months Ended June, 2009 Compared to Six Months Ended June 30, 2008

For operational and accounting purposes, Cambium has three reportable segments with separate management teams and infrastructures that offer various products and services, as follows:

•	Published Products: This operating segment includes instructional materials, teaching guides, teacher training, implementation services, and professional development services. The principal markets for these products are elementary and secondary schools.

•	Learning Technologies: This operating segment includes assistive and instructional technology and related services. The principal markets for these products are also elementary and secondary schools.

•	Other: This segment consists of unallocated corporate-related items.

For additional information regarding Cambium’s operating segments, see Note S to Cambium’s Consolidated Financial Statements.

Net sales

Net sales for the six months ended June 30, 2009 decreased $10.0 million, or 21.4%, to $36.8 million from $46.8 million in the same period for 2008. The decline reflects market conditions, as the nationwide economic slowdown has caused the amount of funding available to schools to purchase Cambium’s products and services to decline significantly.

Published Products.  The Published Products segment’s net sales in the first six months of 2009 decreased $7.9 million, or 22.1%, to $27.8 million from net sales of $35.7 million in the first six months of 2008. Cambium experienced a decline of $5.9 million in core intervention program sales, a decline of $1.0 million in supplementary program sales and a decline of $1.0 million in service sales. In the first six months of 2008, Cambium’s core intervention program sales benefited from substantial orders in Florida and Milwaukee, Wisconsin. In 2009, economic problems in California have sharply limited purchases notwithstanding its intervention adoption. The decline in sales of supplementary program sales was mainly due to a decrease in sales of DIBELS in Florida, as Florida developed its own assessment program. The lower service sales were mainly due to lower Department of Defense Education Activity sales as the contract has shifted to higher purchases of products and lower purchases of staff development services.

Learning Technologies.  The Learning Technologies segment’s net sales in the first six months of 2009 decreased $2.2 million, or 19.8%, to $8.9 million from net sales of $11.1 million in the first six months of 2008. In 2008, Learning Technologies sales benefited from higher sales to international resellers. In 2009, the economic slowdown has negatively impacted sales.

Cost of product sales excluding pre-publication, publishing rights, trademarks, and developed technology amortization

Cost of product sales excluding pre-publication, publishing rights, trademarks, and developed technology amortization for the six months ended June 30, 2009 decreased $3.1 million, or 24.6%, to $9.5 million from $12.6 million in the same period in 2008. The decrease in cost of sales was mainly due to lower net sales. As a percentage of sales, cost of product sales decreased to 25.9% for the six months ended June 30, 2009 from 26.9% in the same period in 2008.

Published Products.  The Published Products segment’s cost of product sales for the six months ended June 30, 2009 decreased $2.1 million, or 22.8%, to $7.1 million from cost of sales of $9.2 million for the same period in 2008. The decrease in cost of sales is mainly due to lower net sales.

Learning Technologies.  The Learning Technologies segment’s cost of product sales in the first six months of 2009 decreased $0.9 million, or 30.0%, to $2.1 million from cost of sales of $3.0 million in 2008. The decrease in cost of sales was mainly due to lower net sales.

Pre-publication, publishing rights, trademarks, and developed technology amortization

Pre-publication, publishing rights, trademarks, and developed technology amortization for the three months ended June 30, 2009 increased $0.4 million, or 4.8%, to $9.0 million from $8.6 million in the same period for 2008. The increase was mainly due to higher pre-publication amortization as a result of investments made in new programs.

Published Products.  The Published Products segment’s amortization for the six months ended June 30, 2009 increased $0.5 million, or 6.4%, to $8.3 million from amortization of $7.8 million for the same period in 2008. The increase was mainly due to higher pre-publication amortization as a result of investments made in new programs.

Learning Technologies.  The Learning Technologies segment’s amortization for the six months ended June 30, 2009 decreased $0.1 million, or 12.5%, to $0.7 million from amortization of $0.8 million for the same period in 2008.

Cost of service revenues

Cost of service revenues for the six months ended June 30, 2009 decreased $0.5 million, or 13.1%, to $3.3 million from $3.8 million in the same period in 2008. The decrease in cost of sales was mainly due to lower net sales.

Published Products.  The Published Products segment’s cost of service revenues for the six months ended June 30, 2009 decreased $0.4 million, or 10.8%, to $3.3 million from cost of service revenues of $3.7 million for the same period in 2008. The decrease in cost of sales was mainly due to lower net sales.

Learning Technologies.  The Learning Technologies segment’s cost of service revenues in the first six months of 2009 were $0.1 million, unchanged from the same period in 2008.

Selling and administrative expenses

Selling and administrative expenses for the six months ended June 30, 2009 decreased $4.1 million, or 16.9%, to $20.1 million from $24.2 million in the same period of 2008. As a percentage of sales, selling and administrative expense increased to 54.7% of sales in the six months ended June 30, 2009 compared to 51.8% in the same period of 2008. Selling costs decreased for the six months ended June 30, 2009 in comparison to the same period in 2008 due to the costs incurred in 2008 to participate in several state adoption activities and lower sales commission expense due to the lower sales. Cambium also experienced lower catalog and mailing costs due to a lower volume of catalogs mailed in the six months ended June 30, 2009 compared to the six months ended June 30, 2008. Warehousing expenses for the six months ended June 30, 2009 decreased as compared to the same period in 2008 due to lower commissions paid to Florida depositories to distribute Cambium products as a result of lower Florida adoption sales.

Other intangible asset amortization

Other intangible asset amortization for the six months ended June 30, 2009 decreased $1.1 million, or 25.6%, to $3.3 million from $4.3 million in the same period of 2008. The decrease in this amortization was due mainly to lower contract and reseller network intangible amortization.

Embezzlement and related expenses

Embezzlement and related expenses for the six months ended June 30, 2009 decreased $6.6 million to a credit of $0.1 million from $6.5 million of expense in the same period of 2008. The decrease in the embezzlement and related expenses was mainly due to the receipt of a $500,000 insurance payment related to the embezzlement in the six months ended June 30, 2009 compared with the embezzlement loss and related expenses that were incurred in the six months ended June 30, 2008.

Goodwill impairment

Goodwill impairment for the six months ended June 30, 2009 was $9.1 million, compared to zero goodwill impairment in the same period of 2008. As a result of the signing of the merger agreement, Cambium needed to assess the carrying values of its reporting units. Cambium also determined that the appropriate discount rate for its Published Products unit (based on weighted-average cost of capital) used in the 2009 assessment should be higher than the discount rate used in the 2008 impairment assessment.

Interest and other expenses, net

Interest and other expenses, net in the six months ended June 30, 2009 increased $0.7 million, or 7.8%, to $9.7 million from $9.0 million in the same period of 2008. This increase was mainly due to higher interest expense on both Cambium’s senior secured and senior unsecured debt as a result of the permanent waiver and amendments to the credit agreement signed by Cambium on August 22, 2008. Under the terms and conditions of the permanent waiver and amendment, the interest rates on Cambium’s senior secured and senior unsecured debt were increased. See “— Liquidity and Capital Resources — Long Term Debt.” This increase was partially offset by a gain of $0.6 million in the fair value of Cambium’s interest rate swap in the six months ended June 30, 2009, compared to a gain of $39,000 in such fair value in the six months ended June 30, 2008.

Income taxes

The income tax benefit in the six months ended June 30, 2009 decreased $1.9 million, or 22.6%, to $6.5 million from $8.4 million in the same period of 2008. The decrease was due to a lower operating loss and a decrease in the effective tax rate to 36.0% in the six months ended June 30, 2009 from 38.0% in the six months ended June 30, 2008. The decrease in the effective tax rate benefit was due to higher anticipated non-deductible expenses in 2009.

Net (loss) income

The Company’s net loss for the first six months ended June 30, 2009 increased $6.9 million, or 50.0%, to $20.7 million from a net loss of $13.8 million for the same period in 2008. The increase in the net loss was the result of lower net sales and a $9.1 million goodwill impairment charge, partially offset by lower embezzlement and related expenses and lower selling, marketing and warehouse costs.

Published Products.  The Published Products segment’s net loss for the six months ended June 30, 2009 increased $8.2 million, or 256.3%, to $11.4 million from a net loss of $3.2 million for the same period in 2008. The increase in net loss is primarily related to the $9.1 million goodwill impairment charge and lower net sales, partially offset by lower selling, marketing and warehouse costs.

Learning Technologies.  The Learning Technologies segment’s net income in the first six months of 2009 increased $0.5 million to $1.1 million from net income of $0.6 million in 2008. The increase in net income was primarily a result of a $0.5 million decrease in depreciation and amortization, primarily due to lower reseller and customer relationship amortization expense and lower selling and marketing costs, partially offset by lower net sales.

Year Ended December 31, 2008 (“fiscal 2008”) Compared to Period from January 29, 2007 through December 31, 2007 (“2007 successor period”) and Period from January 1, 2007 through April 11, 2007 (“2007 predecessor period”)

Net sales

Net sales for fiscal 2008 were $99.7 million, compared to $80.8 million for the 2007 successor period and $18.4 million for the 2007 predecessor period.

Published Products.  The Published Products segment’s net sales for fiscal 2008 were $78.1 million, compared to $66.7 million for the 2007 successor period and $12.3 million for the 2007 predecessor period. The overall decrease of $0.9 million, or 1.1%, was due to a $1.0 million decrease in service sales and a $0.3 million decrease in core intervention sales, partially offset by a $0.5 million increase in supplementary program sales. The decline in core intervention programs sales was principally attributable to a reduction in the second half of fiscal 2008 in the amount of funding available to school districts in most states to purchase Cambium’s products and services due to the nationwide economic slowdown. This decline was partially offset by increased opportunities in the first half of 2008 as a couple of key states and school districts, including Florida and Milwaukee, funded and purchased Cambium’s core programs and services. The decline in service revenues was mainly due to lower sales for conferences and institutes as the impact of state budget shortfalls significantly affected attendance. The increase in supplementary program sales were due to higher DIBELs license fees, partially offset by a decrease in sales across most titles as the market for supplemental products in general was weak due to state funding issues.

Learning Technologies.  The Learning Technologies segment’s net sales for fiscal 2008 were $21.7 million compared to $14.2 million for the 2007 successor period and $6.1 million for the 2007 predecessor period. The overall increase of $1.4 million, or 6.9%, was mainly due to higher international sales.

Cost of product sales excluding pre-publication, publishing rights, trademarks, and developed technology amortization

Cost of product sales excluding pre-publication, publishing rights, trademarks, and developed technology amortization was $26.6 million for fiscal 2008, compared to $25.0 million for the 2007 successor period and $5.6 million for the 2007 predecessor period. The overall decrease of $4.0 million, or 13.1%, was due to lower royalty costs as well as a $2.9 million adjustment for inventory step-up associated with purchase accounting included in the 2007 successor period, offset by a $0.3 million increase in employee severance costs associated with the December 2007 Petaluma, California office closure. The lower royalty costs were the result of higher sales of learning technologies and Read Well products, which carry a lower royalty rate than other Cambium products.

Published Products.  The Published Products segment’s cost of product sales for fiscal 2008 decreased $4.8 million, or 19.4%, to $20.0 million from cost of product sales of $20.8 million for the 2007 successor period and $4.0 million, for the 2007 predecessor period. The decrease in cost of sales was mainly due to lower royalty costs as well as a $2.9 million adjustment for inventory step-up associated with purchase accounting included in the 2007 successor period. The lower royalty costs were the result of higher sales of Read Well products, which carry a royalty rate lower than other Published Products.

Learning Technologies.  The Learning Technologies segment’s cost of product sales for fiscal 2008 increased $0.2 million, or 3.6%, to $5.8 million from cost of product sales of $4.0 million for the 2007 successor period and $1.6 million for the 2007 predecessor period. The increase in cost of sales is mainly due to increase net sales.

Pre-publication, publishing rights, trademarks, and developed technology amortization

Pre-publication, publishing rights, trademarks, and developed technology amortization was $17.3 million for fiscal 2008, compared to $12.8 million for the 2007 successor period and $3.5 million for the 2007 predecessor period. The overall increase of $1.0 million, or 6.1%, was mainly due to the revaluation of publishing rights, trademarks and developed technology intangible assets as a result of the purchase of Cambium by VSS-Cambium Holdings, LLC. This revaluation resulted in higher amortization in the 2007 successor period and fiscal 2008.

Published Products.  The Published Products segment’s amortization for fiscal 2008 increased $1.3 million, or 9.0%, to $15.7 million from amortization of $11.5 million for the 2007 successor period and $2.9 million for the 2007 predecessor period. The increase was mainly due to the revaluation of publishing rights, trademarks and developed technology intangible assets referred to above, resulting in higher amortization in the 2007 successor period and fiscal 2008.

Learning Technologies.  The Learning Technologies segment’s amortization for fiscal 2008 decreased $0.3 million, or 15.8%, to $1.6 million from amortization of $1.3 million for the 2007 successor period and $0.6 million for the 2007 predecessor period. The decrease was due to a reduction in the amortization expense for developed technology.

Cost of service revenues

Cost of service revenues sales was $7.5 million for fiscal 2008, compared to $6.3 million for the 2007 successor period and $1.9 million for the 2007 predecessor period. The decrease resulted from lower service revenues.

Published Products.  The Published Products segment’s cost of service revenues for fiscal 2008 decreased $0.8 million, or 10.0%, to $7.2 million from cost of service revenues of $6.2 million for the 2007 successor period and $1.8 million for the 2007 predecessor period. The decrease resulted from lower net sales.

Learning Technologies.  Cost of service revenues for fiscal 2008 increased $0.1 million, or 50.0%, to $0.3 million from cost of service revenues of $0.1 million for the 2007 successor period and $0.1 million for the 2007 predecessor period.

Selling and administrative expenses

Cambium’s selling and administrative expenses were $44.6 million for fiscal 2008, $29.9 million for the 2007 successor period and $20.8 million for the 2007 predecessor period. The overall decrease from 2007 to 2008 of $6.1 million, or 12%, was mainly due to $5.1 million of acquisition related costs and a $2.9 million charge related to the modification of Cambium’s stock option plan included in the 2007 predecessor period, partially offset by higher selling costs in 2008 in anticipation of increased sales opportunities in adoption states.

Other intangible asset amortization; acquired in-process research and development

Other intangible asset amortization was $8.6 million in fiscal 2008, compared to $7.2 million in the 2007 successor period and $0.3 million in the 2007 predecessor period. The overall increase of $1.1 million, or 14.7%, was due to the acquisition of Cambium by VSS-Cambium Holdings, LLC. As a result of the acquisition, other intangible assets were revalued, resulting in an increase in amortization in the 2007 successor period and fiscal 2008.

Embezzlement and related expenses

Cambium discovered in fiscal 2008 that a former employee of Cambium Learning had perpetrated a significant misappropriation of assets during a period beginning in 2004 and extending through April 2008. Cambium identified $14.0 million of embezzlement losses, which included $1.8 million for fiscal 2008, $5.7 million for the 2007 successor period and $1.0 million for the 2007 predecessor period. In addition, Cambium incurred fees and expenses of $5.5 million in investigating and responding to this embezzlement matter in fiscal 2008. This amount is net of the $1.6 million appraised value of five boats that were seized by Cambium from the former employee, who had used embezzled funds to acquire those boats.

Goodwill impairment

A total of $192.3 million of goodwill was recorded in connection with the acquisition of Cambium Learning by VSS-Cambium Holdings, LLC. Due to the weakening of the economy and the impact that economic conditions were having on Cambium’s customers and business in the latter portion of fiscal 2008, Cambium identified significant deterioration in the expected future financial performance of its published products product line. As a result, Cambium recorded an impairment loss of $76.0 million within its published products unit for 2008, reflecting the difference between the fair value and recorded value for goodwill. The fair value was determined based upon management’s forecasts, which are dependent on multiple assumptions and estimates, including estimates regarding anticipated future educational funding and the actual performance and future projections of Cambium.

Interest and other expenses, net

Interest and other expenses were $19.4 million for fiscal 2008, compared to $14.7 million for the 2007 successor period and $0.7 million for the 2007 predecessor period. The overall increase of $4.0 million, or 26.0%, was due principally to higher interest expense as a result of the acquisition of Cambium by VSS-Cambium Holdings, LLC on April 11, 2007 and the higher interest rate incurred in 2008 as a result of the embezzlement suffered by Cambium. As a result of the settlement with Cambium’s previous stockholders, $0.6 million of the modification of the stock option that was held in escrow was reversed and recorded as income in fiscal 2008.

Gain from settlement with previous stockholders

For fiscal 2008, Cambium received a total settlement from previous stockholders of Cambium of $30.2 million relating to the embezzlement suffered by Cambium. The total settlement consisted of $20 million in escrowed funds, together with additional payments of $9.3 million and interest income of $0.9 million. The total settlement amount of $30.2 million was used to cover costs and to pay down a portion of a senior credit facility. Because the embezzlement was discovered after the initial purchase allocation was made in connection with the acquisition, the entire settlement amount was recorded on Cambium’s consolidated statement of operations as a gain from settlement with the previous stockholders.

Loss on extinguishment of debt

For fiscal 2008, Cambium recorded a loss on the extinguishment of debt of $5.6 million related to the modification of its senior secured credit facility and subordinated promissory notes resulting from the execution of an amendment of those documents and the delivery by the lenders of a permanent waiver. The associated unamortized deferred financing costs as of August 22, 2008 of $4.6 million and amendment fees of $1.0 million related to the permanent waiver were recorded as a loss on extinguishment of debt.

Income tax benefit

Income taxes for fiscal 2008 reflected a $13.4 million benefit compared to a $7.8 million benefit in the 2007 successor period and a $3.7 million benefit in the 2007 predecessor period. For 2008, the goodwill impairment was not tax deductible and the gain from settlement from previous stockholders was not subject to income taxes. The 2007 predecessor period includes non-deductible transaction costs of $5.1 million.

Net (loss) income

Cambium’s net loss for fiscal 2008 was $69.6 million, compared to a net loss of $13.9 million for the 2007 successor period and a net loss of $11.8 million for the 2007 predecessor period. The increase in net loss in 2008 was primarily due to a goodwill impairment charge of $76.0 million.

Published Products.  The Published Products segment’s net loss for fiscal 2008 was $77.4 million, compared to net income of $2.8 million for the 2007 successor period and a net loss of $3.9 million for the 2007 predecessor period. The increase in net loss in 2008 was primarily due to the goodwill impairment charge of $76.0 million, higher depreciation and amortization of $2.2 million due to higher publishing rights and customer related amortization as a result of the acquisition of Cambium by VSS-Cambium Holdings, LLC, and higher selling and warehouse costs, partially offset by the $2.9 million for inventory step-up included in the 2007 successor period.

Learning Technologies.  The Learning Technologies segment’s net income for fiscal 2008 was $1.4 million, compared to a net loss of $0.6 million for the 2007 successor period and net income of $1.1 million for the 2007 predecessor period. The increase in net income in 2008 was primarily due to higher net sales.

2007 Successor Period and 2007 Predecessor Period Compared to the Year Ended December 31, 2006 (“2006 predecessor period”)

Net Sales

Net sales were $80.8 million for the 2007 successor period and $18.4 million for the 2007 predecessor period, compared to $106.4 million for the 2006 predecessor period.

Published Products.  The Published Products segment’s net sales for the 2007 successor period were $66.7 million, and for the 2007 predecessor period were $12.2 million, compared to $85.4 million for the 2006 predecessor period. The overall decrease of $6.4 million, or 7.5%, was due to a $4.9 million decrease in core intervention sales, a $0.9 million decrease in supplementary program sales, and a $0.6 million decrease in service sales. The decline in 2007 successor period core intervention sales reflected a decline in purchases of Cambium’s Language product by customers in Baltimore County and Los Angeles. The smaller decline in sales of supplementary programs was due to a decrease in sales of DIBELS, which was negatively impacted by a decline in grant funding for the federal government’s Reading First program. The service revenues decline in the 2007 successor period was due primarily to lower revenue from the Department of Defense Education Activity contract.

Learning Technologies.  The Learning Technologies segment’s net sales for the 2007 successor period were $14.2 million, and $6.1 million for the 2007 predecessor period, compared to $21.0 million for the 2006 predecessor period. The overall decrease of $0.7 million, or 3.3%, was primarily due to a decrease in the 2007 predecessor period as a result of a purchase accounting adjustment to reflect the fair value of deferred revenue at the time of the Cambium acquisition by VSS-Cambium Holdings, LLC.

Cost of product sales excluding pre-publication, publishing rights, trademarks, and developed technology amortization

Cost of sales excluding pre-publication, publishing rights, trademarks, and developed technology amortization was $25.0 million for the 2007 successor period and $5.6 million for the 2007 predecessor period, compared to $31.7 million for the 2006 predecessor period. The overall decrease of $1.1 million was mainly due to lower sales and lower royalty costs, partially offset by a $2.9 million inventory step-up adjustment due to purchase price accounting for the Cambium acquisition by VSS-Cambium Holdings LLC within the 2007 successor period. The lower royalty costs were due to a new royalty agreement for Language which cancelled all prior agreements and lowered the royalty rate on future sales of Language effective January 1, 2007.

Published Products.  The Published Products segment’s cost of product sales was $20.8 million for the 2007 successor period and $4.0 million for the 2007 predecessor period, compared to $25.1 million for the 2006 predecessor period. The $0.3 million decrease in cost of sales was mainly due to lower product sales, partially offset by a $2.9 million adjustment for inventory step-up associated with purchase accounting included in the 2007 successor period.

Learning Technologies.  The Learning Technologies segment’s cost of product sales was $4.0 million for the 2007 successor period and $1.6 million for the 2007 predecessor period, compared to $6.4 million for the 2006 predecessor period. The $0.8 million decrease in cost of sales was mainly due to material cost reductions.

Pre-publication, publishing rights, trademarks, and developed technology amortization

Pre-publication, publishing rights, trademarks, and developed technology amortization for the 2007 successor period and the 2007 predecessor period was $12.8 million and $3.5 million, respectively, compared to $11.3 million for the 2006 predecessor period. The annual overall increase of $5.0 million was attributable to higher publishing rights, trademark and developed technology, partially offset by lower pre-publication amortization in the 2007 successor period, both resulting from the purchase of Cambium in 2007. As a result of purchase accounting, the fair value of publishing rights was established as of the acquisition date, including the capitalization of approximately $3.9 million of existing pre-publication costs in the fair value of the publishing rights.

Published Products.  The Published Products segment’s amortization was $11.5 million for the 2007 successor period and $2.9 million for the 2007 predecessor period, compared to $9.2 million for the 2006 predecessor period. The $5.2 million increase in cost of sales is attributable to higher publishing rights, trademark and developed technology, partially offset by lower pre-publication amortization in the 2007 successor period, both resulting from the purchase of Cambium in 2007. As a result of purchase accounting, the fair value of publishing rights was established as of the acquisition date, including the capitalization of approximately $3.9 million of existing pre-publication costs in the fair value of the publishing rights.

Learning Technologies.  The Learning Technologies segment’s amortization was $1.3 million for the 2007 successor period and $0.6 million for the 2007 predecessor period, compared to $2.2 million for the 2006 predecessor period. The $0.3 million decrease was due to a reduction in the amortization expense for developed technology.

Cost of service revenues

Cost of service revenues sales was $6.3 million for the 2007 successor period and $1.9 million for the 2007 predecessor period, compared to $8.3 million for the 2006 predecessor period.

Published Products.  The Published Products segment’s cost of service revenues was $6.2 million for the 2007 successor period and $1.8 million for the 2007 predecessor period, compared to $8.0 million for the 2006 predecessor period.

Learning Technologies.  Cost of service revenues was $0.1 million for the 2007 successor period and $0.1 million for the 2007 predecessor period, compared to $0.2 million for the 2006 predecessor period.

Selling and administrative expense

Cambium’s selling and administrative expenses were $29.9 million for the 2007 successor period and $20.8 million for the 2007 predecessor period, compared to $45.6 million for the 2006 predecessor period. The overall increase of $5.1 million, or 11.2%, was primarily due to $5.1 million of acquisition related costs, a $2.9 million charge related to the modification of Cambium’s stock option plan included in the 2007 predecessor period and higher marketing costs as an additional catalog was mailed in the 2007 predecessor period. Partially offsetting these increases were lower selling commissions and lower bonuses in the 2007 successor period as a result of Cambium’s not meeting sales and earnings targets.

Other intangible asset amortization; acquired in-process research and development

Cambium’s other intangible asset amortization was $7.2 million for the 2007 successor period and $0.3 million for the 2007 predecessor period, compared to $1.0 million for the 2006 predecessor period. The overall increase of $6.5 million was due to an increase in amortization as a result of the acquisition of Cambium by VSS-Cambium Holdings, LLC. As a result of the acquisition, other intangible assets were revalued, resulting in an increase in amortization in the 2007 successor period. Cambium also recorded a $0.9 million charge in the 2007 successor period for acquired in-process research and development related to the acquisition.

Embezzlement and related expenses

The embezzlement losses associated with the misappropriation of assets during 2004 and extending through April 2008, were $5.7 million for the 2007 successor period and $1.0 million for the 2007 predecessor period. The embezzlement losses for the 2006 predecessor period were $3.3 million.

Interest and other expenses, net

Interest and other expenses, net were $14.7 million for the 2007 successor period and $0.7 million for the 2007 predecessor period, compared to $1.4 million for the 2006 predecessor period. The overall increase of $14.0 million was due to the increased level of debt resulting from the VSS-Cambium Holdings LLC acquisition in the 2007 successor period and Cambium’s recording a $1.5 million loss in the 2007 successor period relating to the fair value of Cambium’s interest rate swap.

Income tax benefit and provision

Cambium recorded an income tax benefit of $7.8 million for the 2007 successor period and an income tax benefit of $3.7 million for the 2007 predecessor period, compared to a $3.4 million income tax provision in the 2006 predecessor period. The 2007 predecessor period includes non-deductible transaction costs of $4.8 million. The income tax provision in the 2006 predecessor period was due to income from operations and reflected an effective tax rate of 88.6%. The high effective tax rate in the 2006 predecessor period was mainly due to a valuation allowance on deferred tax assets.

Net (loss) income

The Company’s net loss for the 2007 successor period was $13.9 million, with a net loss of $11.8 million for the 2007 predecessor period, compared to net income of $0.4 million for the 2006 predecessor period. The decline in operating performance principally reflects the above-mentioned declines in net sales, increased amortization and interest expense associated with the acquisition of Cambium by VSS-Cambium Holdings,

LLC and increased expenses relating to the embezzlement, offset by the above-mentioned income tax benefits in the 2007 periods.

Published Products.  The Published Products segment’s net income for the 2007 successor period was $2.8 million, with a net loss of $3.9 million for the 2007 predecessor period, compared to net income of $5.6 million for the 2006 predecessor period. The overall decrease of $6.7 million was primarily due to higher depreciation and amortization of $8.9 million as a result of higher intangible assets amortization due to the acquisition of Cambium by VSS-Cambium Holdings, LLC, $2.9 million amortization of inventory step-up charge in the 2007 successor period as a result of the acquisition, and lower net sales.

Learning Technologies.  The Learning Technologies segment recognized a net loss for the 2007 successor period of $0.6 million, with net income of $1.1 million for the 2007 predecessor period, compared to net income of $1.6 million for the 2006 predecessor period. The overall decrease of $1.1 million, or 68.8%, was primarily due to higher depreciation and amortization of $2.7 million as a result of higher intangible assets amortization due to the acquisition, partially offset by lower development and overhead costs as a result of combining the operations of Kurzweil and IntelliTools.

Liquidity and Capital Resources

Because sales seasonality affects operating cash flow, Cambium normally incurs a net cash deficit from all of its activities through the early part of the third quarter of the year. Cambium typically funds these seasonal deficits through the drawdown of cash, supplemented by borrowings on its revolving senior credit facility. The primary source of liquidity is cash flow from operations and the primary liquidity requirements relate to debt service, pre-publication costs, capital investments and working capital. Cambium believes that based on current and anticipated levels of operating performances, cash flow from operations and availability under the senior secured revolving credit facility, Cambium will be able to make required payments of principal and interest on its debt and fund its working capital and capital expenditure requirements for the next 12 months.

Long-term debt

Cambium funded its acquisition of Cambium Learning through a combination of $140.1 million of cash, $3.9 million of executive rollover shares and $172.1 million of debt, net of issuance costs. After debt repayments were made in 2008 in connection with the negotiation of an amendment to Cambium Learning’s credit agreements and the grant of a permanent waiver to Cambium Learning, Cambium Learning’s consolidated long-term debt outstanding as of June 30, 2009 consisted of $101.6 million of Cambium Learning’s floating rate senior secured notes due April 11, 2013 and $53.4 million of Cambium Learning’s 14.25% subordinated unsecured notes due April 11, 2014.

Cambium Learning’s senior notes are secured by all of Cambium Learning’s personal property. The interest rate on the senior notes is based on the one-, three- or six-month LIBOR or Alternative Base Rate plus a spread as determined by Cambium Learning’s credit ratings, subject to a floor on each of the two rates. Based on current ratings, the spread for LIBOR is 6.5%. The LIBOR rate can not be less than 3.00%, and the ABR rate can not be less than 4.00%. As of June 30, 2009, the interest rate on the senior secured notes was 9.5%. The senior secured notes were issued pursuant to a senior secured credit facility consisting of a $30 million revolving credit agreement and a $128 million loan agreement. The loan agreement requires quarterly principal payments of $320,000. As of June 30, 2009, Cambium Learning had borrowings of $15.0 million under the revolver and, subject to borrowing base capacity limitations for outstanding letters of credit, had $13.5 million available to borrow under the revolver.

The senior secured credit facility includes a total leverage ratio financial covenant. The ratio is calculated quarterly using an adjusted EBITDA, which is defined as earnings before interest paid, taxes, depreciation, and amortization, and other adjustments allowed under the terms of the agreement, on a rolling 12-month basis. The facility also contains customary covenants, including limitations on Cambium Learning’s ability to incur debt, and events of default as defined by the agreement. The senior secured credit facility limits Cambium Learning’s ability to pay dividends, to make advances and to otherwise engage in inter-company transactions.

Effective as of the quarter ended March 31, 2009, the senior secured credit facility requires the total leverage ratio to be no greater than 6.5:1 starting with the first quarter of 2009. Cambium Learning’s senior unsecured credit agreement contains a financial covenant regarding Cambium Learning’s minimum adjusted EBITDA (calculated as set forth in the credit agreements) as of the end of each fiscal quarter. If Cambium Learning fails to comply with these financial covenants, VSS-Cambium Holdings, LLC has the right to make a cash contribution to the capital of Cambium Learning, the aggregate amount not to be in excess of the minimum amount necessary to cure the relevant failure to comply with the financial covenant. This right to make a cash contribution is available for no more than one fiscal quarter in a fiscal year. Cambium Learning’s total leverage ratio was 7.33:1 for the four quarter period ended June 30, 2009, which ratio was greater than the maximum permitted under the credit facility, and its adjusted EBITDA was $23.1 million for the four quarter period ended June 30, 2009, or $1.9 million less than the minimum required $25,000,000. Accordingly, as of August 14, 2009, Cambium Learning was in non-compliance with these covenants. On August 14, 2009, the lenders were notified that VSS-Cambium Holdings intended to cure such non-compliance by making a $3.0 million capital contribution to Cambium Learning. On August 17, 2009 that capital contribution was made and a $3.0 million debt repayment was then made by Cambium Learning to the lenders on August 20, 2009. As a result, the principal amount outstanding on Cambium Learning’s senior secured credit agreement was reduced by $3.0 million. For purposes of calculating covenant compliance, the amount of the cure payment is added to the adjusted EBITDA for the four fiscal quarters ended June 30, 2009 and the cure payment amount will be included in the adjusted EBITDA calculations for the next three fiscal quarters. Cambium Learning will not be entitled to any additional cure right with respect to future quarterly tests in this fiscal year, unless the credit facilities are amended to so provide. Cambium can make no assurance that the credit agreements will be amended in this manner. An uncured default with respect to either of these financial covenants could, if not waived by the lenders and the noteholders, result in acceleration of the indebtedness under Cambium Learning’s credit facilities. Cambium Learning may not have sufficient funds to repay the indebtedness, and there may not be equity or debt financing opportunities available to Cambium Learning on acceptable terms, or at all. Based on Cambium Learning’s performance to date, Cambium Learning expects to be in compliance with its financial covenants for the quarter ended September 30, 2009 and the quarter ending December 31, 2009.

Holdings has presented elsewhere in this proxy statement/prospectus a reconciliation among net loss, EBITDA, adjusted EBITDA as calculated by Holdings for purposes of measuring operating performance and adjusted EBITDA as calculated for purposes of Cambium Learning’s senior unsecured credit agreement. See “SUMMARY — Comparative Historical and Unaudited EBITDA and Adjusted EBITDA Data.” The calculation of adjusted EBITDA used for purposes of the senior unsecured credit agreement supplements the adjustments to EBITDA used by Holdings for purposes of measuring operating performance with additional adjustments to EBITDA recognized by Cambium Learning’s lenders.

It is expected that, after giving effect to the merger transactions, a certain amount of Voyager’s earnings will be included in Cambium Learning’s adjusted EBITDA for purposes of calculating compliance with the financial covenants under the credit agreements. This contribution is expected to increase Cambium Learning’s adjusted EBITDA and, therefore, increase the likelihood that such financial covenants will be satisfied.

The senior unsecured notes are guaranteed by VSS-Cambium Holdings, LLC and require cash interest payments equal to 10% on a quarterly basis. Any additional interest beyond the 10% rate is added to the principal of the notes and is not payable until April 11, 2014. The initial interest rate on the subordinated notes was 11.75% per annum. That rate was increased by 200 basis points in connection with the negotiation of the permanent waiver and credit agreement amendments in 2008 and was increased by an additional 50 basis points as of March 31, 2009 by virtue of Cambium’s total leverage ratio (as defined under the subordinated notes) exceeding 5.5 to 1 as of March 31, 2009. Thus, as of June 30, 2009, the interest rate on the subordinated notes was 14.25% per annum. Assuming the all-in interest rate on the senior unsecured notes remains at 14.25% until April 11, 2014, the value of these notes, including accrued interest, will be $65.6 million. The subordinated notes include a financial covenant, which requires that beginning with the quarter ended March 31, 2009, VSS-Cambium Holdings, LLC maintains as of the end of each fiscal quarter consolidated adjusted EBITDA of not less than $25 million (adjusted EBITDA is defined in substantially the same manner as under the senior secured credit facility). The senior unsecured notes also contain customary covenants, including limitations on Cambium’s ability to incur debt.

Cambium Learning entered into an amendment to each of its credit agreements on October 29, 2009. Since the senior secured credit agreement and the senior unsecured credit agreement are substantially similar agreements, each of the amendments is substantially similar to the other. The amendments were permitted under the terms of the merger agreement, and provide for the following important modifications to the credit agreements:

•	Change in Control Definition. Prior to the amendment, the original investors in Cambium Learning were required to own or control a majority of the outstanding economic or voting interests of Cambium Learning. This majority threshold is being reduced to 35%.

•	VSS Funds Ownership. VSS is not permitted to sell or otherwise transfer any of the Holdings common stock that it directly or indirectly owns, unless it continues to directly or indirectly own or control at least 35% of the outstanding Holdings common stock, and it has not sold or otherwise transferred, in the aggregate, more than 15% of its Holdings common stock.

•	Increase in Material Indebtedness. An event of default would occur if a “change in control” occurred under any of Cambium Learning’s other “material indebtedness.” The term “material indebtedness” includes the senior unsecured notes, as well as any other debt, the principal amount of which exceeds a specified threshold. The $5 million threshold is being increased under the amendment to $7.5 million.

•	Exceptions to Restricted Payments. Cambium Learning is prohibited from paying dividends, unless the specific type of payment is permitted. Additional types of payments are being permitted to allow the following:

o	Up to $3.0 million to fund public company, administrative, overhead, franchise tax and related costs incurred by Holdings; and

o	Up to $750,000 in annual board of director compensation and expenses.

The annual monitoring fee previously payable to VSS is being eliminated.

•	Permitted Acquisition Basket Reset. The amount of consideration payable in an acquisition is limited under the credit agreements, and the limitations are being reset after giving effect to the acquisition of Voyager Expanded Learning by Cambium Learning in connection with the mergers. The limitation will be reset to a cumulative $150 million amount, but any single acquisition is limited to $20 million until the ratio of senior secured debt to EBITDA (as calculated under the credit agreements) does not exceed 2.50 to 1.0, and the ratio of total leverage to EBITDA (as calculated under the credit agreements) does not exceed 3.50 to 1.0, at which time the single acquisition limit will be increased to $100 million.

•	Definition of Consolidated EBITDA. The definition of Consolidated EBITDA, which is used for calculating leverage ratios under the senior secured credit agreement, and the minimum EBITDA covenant under the senior unsecured credit agreement are being modified to allow additional add-backs for the following items:

o	Deferred revenue associated with a permitted acquisition;

o	Up to $24.0 million in M&A costs related to the mergers;

o	Up to $2.0 million in costs incurred in closing of locations or lease terminations in connection with the mergers;

o	Up to $5.0 million in severance costs incurred in connection with the mergers;

o	Up to $3.0 million in integration costs incurred connection with the mergers; and

o	M&A costs for future transactions (whether or not completed) of up to $5.0 million for closed transactions and $0.5 million for failed transactions in any calendar year, and $2.0 million in the aggregate.

Each of the foregoing provisions only becomes effective if and when the mergers are completed.

In addition, the amendments ratify and approve the mergers and the related transactions, including the Voyager Expanded Learning acquisition and the LAZEL spinoff and dropdown. The LAZEL drop down must occur on or before February 19, 2010; otherwise, the failure to complete the drop down by that date, absent a further amendment or waiver, would constitute an event of default under the credit agreements which could result in an acceleration of the indebtedness thereunder. We cannot provide any assurance that a further amendment or a waiver could be obtained.

Each of the lenders who executed the amendment on or before October 28, 2009 received a fee equal to 20 basis points of the amount of its loans and commitments under the credit agreements, for an aggregate fee payable to all lenders equal to approximately $296,000.

Cash flows

Operating Activities

Net cash used in operating activities during the six months ended June 30, 2009 was $3.2 million, compared to net cash used of $10.1 million for the same period in 2008. The overall reduction in cash used in operating activities of $7.0 million was affected by the decrease in the net loss excluding non-cash items of $1.6 million. Changes in operating assets and liabilities used $5.4 million less in cash in the six months ended June 30, 2009 than in the six months ended June 30, 2008 due to lower accounts receivable and lower inventory spending partially offset by lower accounts payable and lower accruals due to timing. The lower amount of accounts receivable was mainly due to increased collections and a decrease in revenues of $10.0 million in the six months ended June 30, 2009 compared to the six months ended June 30, 2008. The decrease in inventory spending over the prior year was primarily the result of Cambium’s introduction of two new products during the six months ended June 30, 2008. The lower amount of accounts payable was primarily due to the embezzlement matter referred to above, as payments in the first quarter of 2008 were not made on a timely basis to vendors.

Net cash used in operating activities amounted to $14.1 million for fiscal 2008 compared to $3.4 million for the 2007 successor period and $3.8 million for the 2007 predecessor period. The overall increase in cash used of $6.9 million was due to changes in operating assets and liabilities using $9.4 million more of cash, partially offset by a decrease in the net loss excluding non-cash items of $2.5 million. The changes in operating assets and liabilities used more cash in fiscal 2008 mainly due to higher inventories, lower accounts payable, and lower accruals due to timing. In fiscal 2008, inventory levels increased due to the addition of new products and state specific materials. Lower accounts payable was mainly due to the embezzlement matter, since payments to vendors were delayed in the 2007 successor period.

Net cash used in operating activities was $3.4 million for the 2007 successor period and $3.8 million for the 2007 predecessor period compared to net cash provided of $10.5 million for the 2006 predecessor period. The overall increase in cash used of $17.7 million was mainly due to an increase in the net loss non-cash items of $17.4 million.

Investing Activities

Net cash used for investing activities was $1.7 million for the six months ended June 30, 2009, a decrease of $0.2 million from the $1.9 million used in the same period in 2008. The decrease was primarily the result of a decrease in pre-publication expenditures.

Net cash provided by investing activities was $26.9 million for fiscal 2008 compared to cash used of $306.6 million for the 2007 successor period and $1.1 million for the 2007 predecessor period. The cash provided by investing activities in fiscal 2008, compared to the cash used in the 2007 successor period and the 2007 predecessor period, was primarily the result of receiving in fiscal 2008 a $30.2 million settlement from the previous stockholders related to the embezzlement matter compared to the $303.2 million of cash used to acquire Cambium Learning in the 2007 successor period. Pre-publication expenditures decreased in 2008 compared to the combined 2007 successor and 2007 predecessor period due to a decrease in investment in new programs.

Net cash used by investing activities was $306.6 million for the 2007 successor period and $1.1 million for the 2007 predecessor period compared to $35.4 million for the 2006 predecessor period. The overall increase in cash used of $272.3 million was due to acquisition activities of $273.6 million and higher pre-publication expenditures of $1.5 million, offset in part by lower property, plant and equipment expenditures of $2.8 million. The higher pre-publication expenditures were due to increased investment in new programs for sales opportunities in 2008 and subsequent periods. The lower plant, property and equipment expenditures were due to investments made in warehouse equipment in the 2006 successor period.

Financing Activities

Net cash provided by financing activities was $8.9 million for the six months ended June 30, 2009 due to $10.0 million of borrowings on the revolving senior secured credit facility, partially offset by a repayment of $1.1 million of senior secured debt.

Net cash provided by financing activities was $12.0 million for the six months ended June 30, 2008 due to $5.0 million of borrowings on Cambium’s revolving senior secured credit facility, $7.0 million of borrowing from VSS which was subsequently converted to equity and a $0.7 million capital contribution, partially offset by a repayment of $0.7 million of senior secured debt.

Net cash used in financing activities for fiscal 2008 was $11.6 million, due to repayment of $24.3 million of the senior secured debt, partially offset by $5.0 million of borrowings on the revolving senior secured credit facility and $7.0 million of borrowings from VSS, which was subsequently converted to equity.

Net cash provided by financing activities for the 2007 successor period was $311.2 million, due to the $140.1 million of capital contributions and the issuance of $128.0 million of senior secured debt at a variable interest rate and $50.0 million of subordinated notes issued at an interest rate of 11.75%, net of $5.9 million of borrowing costs, the proceeds of which were used to fund the acquisition of Cambium. These sources of cash were partially offset by the repayment of $1.0 million of senior secured debt.

Net cash provided by financing activities for the 2007 predecessor period was $3.6 million, due to the borrowings under the revolving credit facility.

Net cash provided by financing activities for the 2006 predecessor period was $16.7 million, due to the issuance of $11.7 million of preferred stock to fund acquisitions, net of $5.0 million borrowed under the revolving credit facility.

Capital Expenditures

For the year ending December 31, 2009, Cambium estimates that it will expend $0.2 million on property, plant and equipment, $0.6 million on capitalized technology and $2.3 million on pre-publication expenditures. These amounts do not give effect to any incremental capital expenditures that may be necessitated as a result of the completion of the transactions contemplated by the merger agreement.

Commitments and Contractual Obligations

Cambium has various contractual obligations that are recorded as liabilities in its consolidated financial statements. Other items, such as certain purchase commitments and other executory contracts, are not recognized as liabilities in Cambium’s consolidated financial statements but are required to be disclosed.

The following table summarizes Cambium’s significant operational and contractual obligations and commercial commitments at December 31, 2008, showing the future periods in which these obligations are expected to be settled in cash:

	Total	2009	2010 & 2011	2012 & 2013	After 2013
	(Dollars in millions)

Senior Secured Notes as of December 31, 2008	$102.8	$1.3	$2.6	$98.9	$—
Senior Unsecured Notes as of December 31, 2008	52.3	—	—	—	65.6
Build-to-suit lease obligations as of December 31, 2008	8.5	1.0	2.0	2.2	3.3
Operating lease obligations as of December 31, 2008	3.7	1.3	1.5	0.9	—

Off-Balance Sheet Arrangements

Cambium has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on Cambium’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK FOR CAMBIUM

Interest Rate Risk

Assuming that upon completion of the mergers Cambium will have outstanding $116.6 million of indebtedness under Cambium Learning’s senior secured credit facility (not including up to $1.5 million in outstanding letters of credit) and will have outstanding $53.4 million of the subordinated notes offered on April 12, 2007, Cambium will have $77.6 million of its debt bearing interest at variable rates, including approximately $77.6 million outstanding under Cambium Learning’s senior secured credit facility. Assuming that Cambium Learning does not have in effect any interest rate swaps or cap agreements applicable to its variable rate facilities, an increase in the variable component used in determining the interest rates on Cambium Learning’s variable rate facilities would result in the interest rates under these facilities being limited by the maximum interest rate applicable to the facilities. Upon the completion of the mergers, after giving effect to the foregoing assumptions and assumed applicable tax rate of 38.5%, Cambium expects that its annual earnings would decrease by approximately $0.48 million for each one percentage point increase in the rates applicable to its variable debt, and by $4.8 million for a ten percent increase in the variable component used in determining the interest rates applicable to Cambium’s variable debt.

At present, Cambium Learning has in place an interest rate swap agreement that hedges against the risk, on $39 million of its credit agreement debt, that the three-month LIBOR will exceed 5.417% per annum. Cambium Learning makes payments to the counterparty under the swap agreement to the extent that the three-month LIBOR is below 5.417% and is entitled to receive payments from the counterparty to the extent that the three-month LIBOR exceeds 5.417%. The three-month LIBOR was 0.60% at June 30, 2009. Upon the completion of the mergers, after giving effect to the foregoing assumptions and assumed applicable tax rate of 38.5%, Cambium expects that its annual earnings would decrease by approximately $0.24 million for each one percentage point decrease in the three-month LIBOR rate below the 5.417% fixed maximum rate and expects that its annual earnings would increase by approximately $0.24 million for each one percentage point increase in the three-month LIBOR rate above the 5.417% fixed maximum rate.

Foreign Currency Risk

Cambium does not have material exposure to changes in foreign currency rates. At June 30, 2009, Cambium had no outstanding foreign currency forward or option contracts.

CAMBIUM COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation Program

Cambium functions as the holding company of Cambium Learning, the principal operating company of Cambium. Cambium’s compensation program for senior executives is administered by Cambium Learning’s board of directors. Cambium’s chief executive officer also reviews with the board of directors the salaries, benefits and other compensation for Cambium’s other executive officers and participates in the compensation determinations with respect to those officers.

This compensation discussion and analysis describes Cambium’s executive compensation program and the basis for the compensation paid to Cambium’s chief executive officer and the other executive officers of Cambium.

Compensation Objectives and Philosophy

The primary goal of Cambium’s executive compensation program is to enhance Cambium’s long-term profitability and equity value by retaining and, where necessary, attracting, experienced and highly skilled management and sales personnel. Cambium’s executive compensation program is designed to meet this goal by providing competitive levels of compensation that integrate pay with Cambium’s short-term and long-term performance goals, rewarding corporate performance and recognizing individual initiative and achievement.

Cambium’s executive compensation is designed to:

•	enable Cambium to attract and retain high-caliber, talented executives;

•	provide performance incentives for each named executive officer that are commensurate with each named executive officer’s direct contribution to Cambium’s performance; and

•	build value for equity owners by linking incentive compensation to Cambium’s performance.

Within this general framework, individual executive officer compensation is based upon personal and corporate achievement and the officer’s level of responsibility and experience. The board of directors also considers the compensation programs and levels for senior executives at companies with which Cambium competes for senior executives, and which are similar in size and profitability to Cambium, although this comparative data is not a material factor in determining compensation. Moreover, Cambium Learning’s board of directors has historically emphasized equity-linked compensation and performance-based cash compensation over fixed salary compensation and, in any particular year, Cambium’s executive officers may be paid more or less than executives in comparable companies, depending on Cambium’s own performance.

The board of directors uses the following core principles and practices to establish the compensation packages of Cambium’s executive officers:

•	Cambium seeks to attract and retain the best available personnel for senior executive positions that substantially impact company performance, to provide additional incentives to employees, directors and consultants that are aligned with Cambium’s compensation practices for its senior executives, and to promote and foster the ongoing success of Cambium and its subsidiaries and other affiliates.

•	For all of its executive officers, Cambium seeks to tightly align the interests of management and investors to those financial and operating metrics most closely associated with growth in equity owner value.

•	Under Cambium’s Management Incentive Plan, or MIP, selected senior management employees of Cambium have been issued equity interests in an affiliate of Cambium called VSS-Cambium Management, LLC. Upon the occurrence of a “Realization Event” (as defined in the MIP and discussed below), participants in the MIP will be entitled to receive a portion of any cash distributions payable to Cambium’s stockholder.

•	Under Cambium’s general compensation philosophy, an executive officer’s total compensation will vary based on Cambium’s achievement of established financial objectives.

Elements of Compensation

Cambium’s executive compensation program consists of two principal components: base salary and incentive compensation awards, which are comprised of cash awards, equity awards or both. In addition, Cambium provides limited perquisites and other compensation to the executive officers, which are described in greater detail below. While the compensation packages for each of the executive officers contains base salary, incentive compensation and perquisite components, the compensation package for each executive officer is uniquely designed to retain that individual and to compensate the officer for his or her individual performance and, where appropriate, for Cambium’s performance, as well as to create incentive for future performance. The board of directors combines the elements of compensation for each of the executive officers in a manner it believes optimizes that executive officer’s contributions to Cambium.

In particular, Cambium’s executive compensation program for its executive officers consists of the following elements:

•	base salary;

•	annual cash bonuses tied to Cambium’s achievement of certain financial targets and objectives; and

•	awards under the MIP.

Each of these components of executive compensation is described below.

Base Salary

Base salaries are used to provide a fixed amount of compensation for an executive’s work. The salaries of executive officers are reviewed on an annual basis, as well as at the time of promotion or other change in responsibilities. Increases in base salary are based on an evaluation of the individual’s performance and, once increased to an established specified rate, generally will not be reduced below that specified rate.

The base salaries of Cambium’s executive officers are reviewed and established by the CEO and Cambium Learning’s board of directors. Base salary increases for Messrs. Cappellucci and Logue are effective on January 1 of each year, as provided in their respective employment agreements. Base salary increases for Mr. Saltonstall are effective on March 1 of each year.

In formulating base salary recommendations for Cambium’s executive officers for the following year, the CEO reviews each executive officer’s current base salary, individual achievements and contributions, Cambium’s financial results, competitive market data, and the CEO’s expectations for the executive officers for that particular year. The criteria used to establish financial performance targets include, among other things, EBITDA, revenue growth and unlevered free cash flow. The CEO also considers the annual base salary merit increase guidelines that are established by the board of directors for the following year.

In light of Cambium’s 2007 and 2008 performance and the overall challenging 2009 global economic environment, Messrs. Cappellucci and Logue elected to forego any increase in base salary in each of 2008 and 2009 as provided in their respective employment agreements. Mr. Saltonstall did not receive a salary increase in 2009.

Incentive Compensation — Cash Bonuses

General.  Cambium’s executive officers may be awarded cash bonuses for achieving certain performance levels. These bonuses are based on various quantitative and qualitative performance criteria for the executive officers and are designed to attract and retain qualified individuals and also to encourage them to meet Cambium’s desired performance goals.

For all Cambium’s executive bonuses, annual cash bonuses are paid only if Cambium achieves specified financial goals in the following three areas: revenues, EBITDA and unlevered free cash flow, all as set forth in the annual budget established by the board of directors for each year. The executive officers have either all or a significant portion of their annual cash bonus targets tied directly to Cambium’s overall performance. A portion of Mr. Saltonstall’s annual cash bonus target is tied directly to the performance of his division or business unit. Performance targets for the overall company as well as for specific divisions and/or business units are established by the board of directors as part of the approval process for Cambium’s annual budget.

Cambium did not achieve its financial targets in 2008, and no cash bonuses were paid to any executive officer for 2008.

Incentive Compensation — Management Incentive Plan

Certain employees of Cambium Learning, including Mr. Cappellucci, own interests in VSS-Cambium Management, LLC that were previously granted to such persons as part of the MIP. VSS-Cambium Management, LLC owns a profits-only interest in Cambium’s stockholder. It is contemplated that prior to the effective time of the mergers, the MIP will be terminated. In connection with the closing of the mergers, in order to provide certain participants in the MIP with equity compensation in the combined company, these participants may be granted stock options under the 2009 Incentive Plan.

Perquisites, Benefits and Other Compensation

Cambium provides limited perquisites to the named executive officers. In addition, as part of Cambium’s overall compensation program, the named executive officers are entitled to certain other benefits, including participation in Cambium’s 401(k) plan.

Changes to Compensation Following the Mergers

After the mergers, compensation decisions for the officers of Holdings will be made by Holdings board of directors or, if applicable, a compensation committee thereof. Upon the completion of the mergers, the MIP will be terminated. In lieu of the MIP, in connection with the closing of the mergers it is expected that certain of the named executive officers of Cambium who become executive officers of Holdings will receive non-qualified stock options to purchase shares of Holdings common stock under Holdings’ 2009 Incentive Plan in order to provide equity incentive compensation in the combined company.

Conclusion

Cambium believes that the caliber and motivation of its named executive officers, other executives and key employees and the quality of their leadership make a significant difference in Cambium’s performance. Further, Cambium believes that compensation should vary with the company’s financial performance, so that executives are well rewarded when performance meets or exceeds the rigorous performance goals established by the board of directors. Cambium’s board of directors believes that Cambium’s executive compensation program is meeting the goals and objectives outlined in this “Compensation Discussion and Analysis.”

CAMBIUM EXECUTIVE COMPENSATION

This section contains information concerning the compensation paid during the year ended December 31, 2008 to Cambium’s chief executive officer and the other executive officers of Cambium who will be continuing as executive officers of Holdings. All of the compensation information included in this section reflects compensation earned by the individuals for services performed for Cambium. Any references in this section to stock options, restricted stock, restricted stock units, and other stock awards relate to awards granted by Cambium in regard to Cambium common stock.

The amounts and forms of compensation reported below do not necessarily reflect the compensation that these executive officers will receive following the mergers as executive officers of Holdings, which could be higher or lower, because historical compensation was determined by Cambium and its board of directors and future compensation levels will be determined by the board of directors of Holdings.

2008 Summary Compensation Table

The following table sets forth certain summary information concerning the compensation paid during the year ended December 31, 2008 to the Cambium named executive officer, who received total compensation of at least $100,000 during the year ended December 31, 2009 and who will be continuing as executive officers of Holdings following completion of the mergers:

Non-
					Non-Equity	Qualified
					Incentive	Deferred
			Stock	Option	Plan	Compensation	All Other	Total
	Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Compensation
Name and Principal Position	($)	($)	($)	($)	($)	($)	($)(1)	($)

David F. Cappellucci,	220,000	—	—	—	—	—	9,900	229,900
Chief Executive Officer
Alex Saltonstall, General Manager of Cambium Learning Technologies	161,666	—	—	—	—	—	7,683	169,349

(1)	Represents Cambium’s contribution to the individual’s 401(k) plan account.

2008 Awards Under the Management Incentive Plan

As discussed under “CAMBIUM COMPENSATION DISCUSSION AND ANALYSIS” on page 236, under Cambium’s MIP, selected senior management employees of Cambium, including Messrs. Cappellucci and Saltonstall, have been issued equity interests in an affiliate of Cambium called VSS-Cambium Management, LLC. Upon the occurrence of a “Realization Event” (as defined in the MIP), participants in the MIP are entitled to receive a portion of any distributions payable to Cambium’s stockholder. Although Messrs. Cappellucci and Saltonstall were awarded interests under the MIP during fiscal year 2008, and held interests awarded under the MIP as of December 31, 2008, none of these interests had any current value to the executive officers during such period or as of such date. Upon the closing of the mergers, it is contemplated that the interests of plan participants in the MIP will terminate. In connection with the closing of the mergers, in order to provide certain of such participants with equity incentive compensation in the combined company, these participants may be granted stock options under the 2009 Incentive Plan. See “SUMMARY — Interests of Certain Persons in the Mergers.”

No executive officers of Cambium have been awarded any equity interests in Cambium, including any shares of Cambium common stock, restricted stock or restricted stock units or any stock options or other securities that are convertible into, or exchangeable for, shares of Cambium common stock.

2008 Potential Payments Upon Termination or Change in Control

This section summarizes potential payments to Mr. Cappellucci under his existing employment agreement with Cambium in the event of a termination of employment or a change in control of Cambium and does not give effect to the amendment entered into on June 29, 2009, which will only become effective at the effective time of the mergers. The information that follows assumes a December 31, 2008 termination or change-in-control date. Any amounts referenced below are estimates only and do not necessarily reflect the actual amounts that would be paid to Mr. Cappellucci upon the occurrence of these events. The actual amounts would only be known at the time they became eligible for payment and would only be payable upon the termination of employment or change in control. Mr. Saltonstall is not entitled to any payments from Cambium upon termination of employment or a change in control of Cambium.

The following is a list of the payments due to Mr. Cappellucci under the termination or change in control scenarios specified:

•	Termination of employment by Cambium without cause (other than by reason of death or disability) or by Mr. Cappellucci for good reason. In the event of a termination of employment for either of these reasons, Mr. Cappellucci will be entitled to receive the following:

•	his base salary through the date of termination of employment;

•	the amount of all then-unpaid expense reimbursements due to Mr. Cappellucci related to periods prior to the date of termination;

•	additional payments equal to Mr. Cappellucci’s base salary (at the rate in effect at the time of termination) payable in installments for a period of twelve months after termination of his employment or, at Cambium’s option, in exchange for enhanced non-compete protections, a period of 24 months after such termination; and

•	continuation of health and dental insurance benefits for a period of 12 months after termination of Mr. Cappellucci’s employment.

If such a termination were to occur as of December 31, 2008, the estimated amount payable by Cambium to Mr. Cappellucci would be $235,000, or $470,000 if Cambium were to elect to exercise its additional non-compete rights.

•	Termination of employment by Cambium for cause or as a result of Mr. Cappellucci’s voluntary termination of his employment without good reason. In the event of a termination of employment for either of these reasons, Mr. Cappellucci will be entitled to receive his base salary through the date of termination and the amount of all then unpaid expense reimbursements due to Mr. Cappellucci related to periods prior to the date of termination. If such a termination were to occur as of December 31, 2008, no amount would be payable by Cambium to Mr. Cappellucci.

•	Termination of employment resulting from death or disability. In the event of a termination of employment resulting from Mr. Cappellucci’s death or disability, Mr. Cappellucci or his estate, as applicable, will be entitled to receive the following:

•	his base salary through the date of termination of employment;

•	the amount of all then unpaid expense reimbursements due to Mr. Cappellucci related to periods prior to the date of termination; and

•	the amount of Mr. Cappellucci’s cash bonus for the year of termination, pro rated for the period through the date of termination of his employment, as determined by the Cambium board of directors in its sole discretion, taking into account Mr. Cappellucci’s performance prior to the date of termination.

If such a termination were to occur as of December 31, 2008, no amount would be payable by Cambium to Mr. Cappellucci, since no bonuses were paid for 2008.

•	Termination resulting from a realization event. In the event of a termination of Mr. Cappellucci’s employment in connection with a realization event, which is defined in the Cambium MIP and includes a change of control of Cambium or its parent company, Mr. Cappellucci will be entitled to receive his base salary through the date of termination of his employment and the amount of all then unpaid expense reimbursements due to Mr. Cappellucci related to periods prior to the date of termination. If such a termination were to occur as of December 31, 2008, no amount would be payable by Cambium to Mr. Cappellucci.

Compensation Committee Interlocks and Insider Participation

As noted elsewhere in the proxy statement/prospectus, Cambium does not have a compensation committee or other board committee performing equivalent functions. The only officers or employee of Cambium who participated in deliberations of the board of directors of Cambium Learning concerning executive officer compensation during the year ended December 31, 2008 were David Cappellucci, George Logue and David Caron.

No interlocking relationship exists between any Cambium executive officer or director and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

Director Compensation

The individuals serving as directors of Cambium in 2008 were not compensated for performing that service.

SECURITY OWNERSHIP OF CAMBIUM

Cambium Learning is wholly owned by VSS-Cambium Holdings, LLC and, prior to the completion of the mergers, will be wholly owned by VSS-Cambium Holdings III, LLC. See “THE MERGERS — Diagrams” on page 54.

INFORMATION ABOUT VOYAGER’S BUSINESS

Voyager Business Overview

Voyager has been a leading publisher of solutions for the education, automotive and power equipment markets, with more than 50 years of experience in information, content development, and aggregation. Voyager’s predecessor company, Bell & Howell Company, was incorporated in Delaware in 1907. On January 31, 2005, Voyager completed the acquisition of Voyager Expanded Learning, Inc. , which we refer to as VEL, in support of its long-term strategy to grow its educational business for grades K-12. On October 28, 2005, Voyager sold its periodical microfilm operation to National Archive Publishing Company, or NAPC, for $21.9 million. On November 28, 2006, Voyager sold ProQuest Business Solutions, or PQBS, to Snap-on Incorporated, or Snap-On, for $514 million and the assumption of approximately $19 million of PQBS debt by Snap-on. On February 9, 2007, Voyager sold PQIL and the ProQuest brand for $195.2 million. On June 30, 2007, ProQuest Company amended Article I of its certificate of incorporation solely to change the corporate name from “ProQuest Company” to Voyager Learning Company. The name change and amendment were completed pursuant to Section 253(b) of the DGCL through a merger of Voyager’s wholly owned subsidiary with and into the company.

Voyager’s results from continuing operations are reported as a single business segment, which we refer to as Voyager Education, or VED. As a result of the sale of PQBS in 2006 and the sale of PQIL in 2007, results for those units are reported as earnings from discontinued operations in Voyager’s Consolidated Statements of Operations for the fiscal years ended December 29, 2007 and December 30, 2006. An overview of Voyager’s ongoing operations follows.

Voyager currently focuses on three market areas related to K-12 education: reading programs and resources, math and science programs and resources, and professional development programs. Voyager is a leading provider of results-driven reading and math intervention programs, professional development programs regarding the teaching of reading, subscription-based online supplemental reading, math and science resources and programs, and a core reading program for school districts throughout the United States.

Voyager’s reading programs include: Voyager Passporttm, a comprehensive reading intervention system for K-5; Voyager Universal Literacy System®, a K-3 core reading program; Passport Reading Journeystm, a middle school reading intervention system for grades 6-9; TimeWarp® Plus, a K-9 summer school reading intervention program; Voyager Pasaportetm, a K-3 reading intervention system in Spanish; and Learning A-Ztm, a group of related websites known as Reading A-Ztm, Raz-Kidstm, Reading-tutorstm, Vocabulary A-Ztm and Writing A-Ztm, which provide online supplemental reading, writing and vocabulary lessons, books, and other resources for students and teachers.

Voyager’s math and science programs include: Vmath®, a math intervention system for grades 3-8; ExploreLearningtm, a subscription-based online library of interactive simulations in math and science for grades 3-12, and Science A-Z tm, a Learning A-Z website aimed at the supplemental science market.

VoyagerU® is Voyager’s professional development program for teachers, literacy coaches and administrators.

Voyager’s products have achieved acceptance across a broad, economically and geographically diverse customer base. Voyager intervention and other products currently serve over 700,000 students in more than 1,000 school districts in all 50 states. Learning A-Z serves approximately 212,000 teachers in all states and in over 140 countries. ExploreLearning serves over 58,000 subscribers in approximately 2,600 schools within over 20 countries.

Voyager counts some of the nation’s largest districts among its major customers, including Los Angeles, Clark County, Houston, New York City, Buffalo, Richmond, Virginia, Cleveland, Milwaukee, and Miami-Dade County. The breadth of this customer base provides Voyager with a national platform from which to launch new products, address new markets, and cross-sell products to existing customers.

Voyager customers generally purchase Voyager’s reading, math or professional development programs along with any necessary implementation services or training for a single school year. In subsequent school years, customers wishing to serve the same number of students generally need to purchase new student materials or renew access to online content but do not typically repurchase teacher materials. Learning A-Z and ExploreLearning online subscriptions generally run for a twelve-month period. In 2008, Voyager generated approximately 76% of sales from reading programs, 13% of sales from math and science programs, 6% of sales from professional development programs, and 5% from other products and services.

Product Review

Reading Programs

Voyager Passport provides direct, systematic instruction in each of the five essential reading components (phonemic awareness, phonics, fluency, vocabulary, and comprehension) and is designed as an intervention program for K-5 students for whom a core reading program is not sufficient. The lessons are typically daily and run 30 to 40 minutes in duration. They are based on the latest scientific research regarding effective reading instruction and are carefully designed to effectively and efficiently address each of the strategies and skills necessary to improve the reading ability of struggling readers.

The Voyager Universal Literacy System is a comprehensive core reading curriculum for grades K-3 that explicitly and systematically teaches the five essential components of reading instruction as outlined by the National Reading Panel in 2000.

In 2007, Voyager began offering an interactive web-based program called Ticket to Read® (www.tickettoread.com) with Voyager’s Passport and Universal Literacy System programs. Ticket to Read is designed to improve reading by allowing students to practice various aspects of reading skills. Instruction is leveled, self-paced and teacher monitored. Students are motivated by a leader board, a virtual clubhouse that includes earning online tickets and other rewards, games, and engaging self-selected passages on a variety of topics as they build vocabulary, fluency, phonics and reading comprehension skills. Approximately one quarter of the use takes place after school hours including weekends. The tool enables schools to get parents and/or guardians involved in their children’s education.

Passport Reading Journeys is a targeted intervention program designed to accelerate reading for struggling readers in middle school and high school. The lesson format integrates reading, comprehension, vocabulary, fluency and writing. Age-appropriate content, real-life journeys on DVDs, online interactive lessons, and captivating text hold student interest and motivate students to read for both information and enjoyment. The program targets the affective domain as much as the cognitive domain as many struggling readers have lost confidence, are not engaged, and are close to dropping out. The program meets all of the instructional recommendations of the Reading Next Report and provides teachers with the tools necessary to help students become successful readers.

Voyager TimeWarp Plus is a four-to-six week summer reading intervention program which immerses K-9 students in reading adventures to build essential reading skills that can prevent summer learning loss and prepare students for the coming year. TimeWarp Plus is a balanced, research-based reading program offered as a two-to-four hour daily reading instruction focused around exciting, adventure-based themes and hands-on learning experiences. Student engagement and maximizing teacher time are key components of the program.

Voyager Pasaporte provides students in grades K-3 with targeted reading intervention in Spanish, using similar scientifically-based reading research and framework as Voyager Passport. The lessons are typically run daily for 30 to 40 minutes in duration. They are based on the latest scientific research regarding effective reading instruction and are carefully designed to effectively and efficiently address each of the strategies and skills necessary to improve the reading ability of struggling Spanish speaking children who cannot read effectively in any language. Built-in assessment and progress monitoring tools provide teachers with vital information about student learning so they can adjust instruction as needed.

Voyager also sells online supplemental reading products under the Learning A-Z brand. There are three free websites (LearningPagetm, Sites for Teachers and Sites for Parents), which aid in directing interested parents, teachers, schools and districts to Voyager’s six subscription-based sites: Reading A-Z, Raz-Kids, Reading-Tutors, Vocabulary A-Z, Writing A-Z, and Science A-Z. Each of these websites offers products available for purchase through online subscriptions.

Voyager’s Learning A-Z division’s flagship product, Reading A-Z, offers thousands of research-based printable teacher materials to teach guided reading, phonological awareness, phonics, comprehension, fluency, letter recognition and formation, high frequency words, poetry and vocabulary. The teaching resources include professionally developed downloadable leveled books (27 levels), a systematic phonics program that includes decodable books, high frequency word books, poetry books, nursery rhymes, vocabulary books, read-aloud books, lesson plans, worksheets, graphic organizers and reading assessments. All leveled books, worksheets, graphic organizers and quizzes are available as printable PDF files and as projectables for use on interactive and non-interactive whiteboards. The leveled books and a variety of other books are available in Spanish and French, as well as a version with UK spellings.

Raz-Kids is a student-centered online collection of interactive leveled books and quizzes designed to guide and motivate emergent and reluctant readers, as well as improve the skills of fluent readers. Students can listen to and read books as well as record their reading and then take an online quiz while receiving immediate feedback. Students earn stars for their reading activity. The stars can then be spent in each student’s personal clubhouse-like environment for purchasing a catalog full of items that include aliens and other fun characters. The program currently consists of over 300 online books along with companion quizzes and worksheets spread over 27 levels of difficulty. The website also features a classroom management system for teachers to build rosters, assign books and review student reading activity.

Reading-Tutors is a low-cost, easy-to-use collection of research-based resource packets for tutors. Each of the 400 packets contains items tutors need to help emerging readers gain key literacy skills in the alphabet, phonological awareness, phonics, high-frequency words, fluency and comprehension. It also has all the resources needed to train tutors as well as set up and run a successful tutoring program.

Vocabulary A-Z provides customized and pre-made vocabulary lessons for use by teachers to improve student vocabularies. Vocabulary A-Z has thousands of vocabulary words that can be used to generate custom vocabulary lessons and assessments. Word activities and worksheets are available based on the word lists the user generates. The Vocabulary A-Z lesson generator incorporates best practices from current educational research.

Writing A-Z provides teachers with a comprehensive collection of resources to enhance the writing proficiency of students in grades K-6. The site provides core writing lessons grouped by genre including student packets with leveled materials, mini-lessons that target key writing processes and skills, and writing tools for organizing and improving writing.

Math and Science Programs

Vmath is a targeted, systematic intervention system that is aligned with the tenets of the National Council of Teachers of Mathematics and is designed to complement and enhance all major math programs by building upon and reinforcing the concepts, skills, and strategies of a core math program. Through 30 to 40 minutes of daily instruction, Vmath helps struggling students build a foundation in math and learn the skills and concepts crucial to achieving grade-level success. In January 2007, Voyager added the VmathLive online math capability, targeting additional student practice for grades 3-8. In 2008, Voyager added ExploreLearning online simulations to provide visual instruction of concepts.

Low-performing math students may need summer intervention to prevent summer learning loss in math as well as in reading. Vmath Summer Adventure combines explicit instruction in essential math concepts and skills and real-life adventures to stimulate student interest and understanding over a shortened summer school program for grades K-8.

ExploreLearning supplies online simulations in math and science. ExploreLearning has won National Science Foundation funding, supports the tenets of the National Council of Teachers of Mathematics and has received positive mention in books published by the Association of Supervision and Curriculum Development

and the National Science Teachers Association. ExploreLearning materials are correlated to state standards and over 120 math and science textbooks. Like Learning A-Z, ExploreLearning is an online subscription-based business.

The Learning A-Z website Science A-Z provides teachers with an online collection of resources to improve student skills in both science and reading. The website offers a collection of downloadable resources organized into thematic units aligned with state standards. The materials are categorized into four scientific domains: life, earth, physical and process science. The thematic units are organized into three grade-level groupings: K-2, 3-4, and 5-6. The themed packs include lessons, books, high- interest information sheets, career sheets, and process activities. Within each grade span, all books and information sheets are written to a high, medium and low level of difficulty. The website includes many other science resources including science fair resources and a monthly “Science In the News” feature.

Professional Development Programs

VoyagerU is a professional development program delivered to reading teachers, coaches and educators in collaboration with state-wide and school district-wide professional development initiatives. It is designed to improve teacher effectiveness by providing a consistent approach to teaching reading. The program blends independent student instruction with facilitator-led training. Voyager offers courses that are comprehensive or targeted for specific reading skills. Participants may earn college credit and hours toward professional development requirements. VoyagerU has been demonstrated to improve teacher instruction and student reading performance.

Business Development

Curriculum Development

Voyager continually seeks to take advantage of new product and technology opportunities and views product development to be essential to maintaining and growing the company’s market position. Voyager develops its products using a combination of employees and outside resources such as university professors, research experts, and topical experts. Voyager generally conducts an extensive refresh of the company’s products every three to five years to incorporate the latest research, bring images current, and update factual content. The web-based products are enhanced continuously. Between the product refreshes, Voyager often develops variations, expansions (i.e., more grade levels) and other basic enhancements of its products. As of December 31, 2008, Voyager had 87 employees in curriculum development. Research and development expense was $5.3 million, $4.5 million and $5.2 million for fiscal years 2008, 2007 and 2006, respectively.

Sales and Marketing

Voyager currently organizes its marketing and sales force around Voyager Expanded Learning, Learning A-Z and ExploreLearning products. Within these product lines, sales producers sell all available products and are generalist relationship managers. They are supported by product or subject matter experts as well as a corporate marketing team. As of December 31, 2008, the Voyager sales force consisted of 55 field and 46 inside sales producers for a total of 101 direct sales producers, excluding sales management and marketing. Field and inside sales producers are segmented primarily based on size of district.

Proprietary Rights

Voyager regards certain of its technologies and content as proprietary and relies primarily on a combination of copyright, trademark and trade secret laws, and employee or vendor non-disclosure agreements, to protect its rights.

To a much lesser degree, Voyager also licenses from third parties certain technology content or services upon which the company relies to deliver its products and services to the company’s customers.

Voyager derives the majority of its curriculum content through in-house development efforts. Curriculum developed in-house or developed through the use of independent contractors is the proprietary property of the company. The curriculum developed might be augmented or complemented with third party products, which may include printed materials, video or photographs. This third party content may be sourced from various providers who retain the appropriate trademarks and copyright to the material and agree to Voyager’s use on a nonexclusive, fee-based arrangement.

Seasonality

Voyager’s quarterly operating results fluctuate due to a number of factors including the academic school year, funding cycles, the amount and timing of new products, and the company’s spending patterns. In addition, Voyager’s customers experience cyclical funding issues that can impact Voyager’s revenue patterns. Historically, Voyager has experienced its lowest sales and earnings in the first and fourth fiscal quarters with its highest sales and earnings in the second and third fiscal quarters.

Competition

The market for Voyager’s products and services is highly competitive. The company competes with basal text book suppliers such as Houghton Mifflin/Harcourt (Riverdeep), Scott Foresman (Pearson), and McGraw-Hill, which offer intervention products, often as part of their core reading programs, as well as supplemental suppliers including Cambium Learning, Scientific Learning and Scholastic.

Governmental Regulations

Voyager’s operations are governed by laws and regulations relating to equal employment opportunity, workplace safety, information privacy, and worker health, including the Occupational Safety and Health Act and regulations under that Act. Additionally, as a company that often bids on various state, local and federally funded programs, Voyager is subject to various governmental procurement policies and regulations. Voyager believes that it is in compliance in all material respects with applicable laws and regulations and that future compliance will not have a material adverse effect upon the company’s consolidated operations or financial condition.

Concentration Risk

Voyager is not overly dependent upon any one customer or a few customers, the loss of which would have a material adverse effect on the company’s business. In fiscal 2007 and 2008, no single customer represented more than 10% of Voyager’s consolidated net sales on an annual basis for either year. The top five customers accounted for approximately 22% of the company’s net sales in 2008.

Employees

Voyager’s future success is substantially dependent on the performance of its management team and its ability to attract and retain qualified technical and managerial personnel. As of December 31, 2008, Voyager had 399 employees. None of these employees are represented by collective bargaining agreements.

Properties

As of March 31, 2009, Voyager’s principal corporate office is located in Dallas, Texas. For ongoing operations, Voyager leases facilities in Dallas, Texas, Charlottesville, Virginia, Tucson, Arizona and Ann Arbor, Michigan.

Voyager announced plans after the sale of PQBS and PQIL to transition all of its corporate functions from its Ann Arbor headquarters to Dallas during 2007 and 2008. From the date of sale of PQIL, Voyager subleased substantial space to the buyer of PQIL. Voyager, the owner of the leased buildings in Ann Arbor, and the buyer of PQIL reached an agreement in March 2008 whereby the buyer of PQIL took full responsibility for the lease of the corporate headquarters and former PQIL space in exchange for Voyager’s paying $11 million to the buyer of PQIL. Under the terms of the March 2008 agreement, Voyager terminated its Ann Arbor leases and signed a sublease for 13,090 square feet in Ann Arbor, which was later reduced to

3,060 square feet by year-end 2008 in order to continue performing certain information technology support functions.

The following table provides summary information in square feet with respect to these facilities associated with continuing operations and corporate headquarters as of June 30, 2009.

Total
(sq ft)

Owned	—
Leased	164,131

Total	164,131

Legal Proceedings

Putative Securities Class Actions

Between February and April 2006, four putative securities class actions, consolidated and designated in In re ProQuest Company Securities Litigation, were filed in the U.S. District Court for the Eastern District of Michigan (the “Court”) against Voyager and certain of its former and then-current officers and directors. Each of these substantially similar lawsuits alleged that Voyager and certain officers and directors violated Sections 10(b) and/or 20(a) of the Exchange Act, as well as the associated Rule 10b-5, in connection with Voyager’s proposed restatement.

On July 22, 2008, Voyager reached an agreement in principle to settle the consolidated shareholder securities class action law suit for $20 million. A Stipulation and Agreement of Settlement was signed by the parties and the Court granted preliminary approval of such agreement. During January 2009, Voyager paid $4.0 million and its insurers funded the remaining portion of the settlement into an escrow account. The Court entered final approval of the settlement on March 30, 2009. This Final Order and Judgment fully resolves the securities matters raised in this litigation.

Shareholder Derivative Lawsuits

On April 18, 2006 and December 19, 2006, respectively, two shareholder derivative lawsuits were filed in the U.S. District Court for the Eastern District of Michigan (the “Court”), purportedly on behalf of Voyager against certain current and former officers and directors of Voyager by certain of Voyager’s shareholders. Both cases were assigned to Honorable Avern Cohn, who entered a stipulated order staying the litigation pending completion of Voyager’s restatement and a special committee investigation into the restatement.

On March 20, 2008, plaintiffs filed a consolidated amended complaint alleging claims for breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, unjust enrichment, rescission, imposition of a constructive trust, violations of the Sarbanes-Oxley Act of 2002 and violations of the Exchange Act against current and former officers or directors of the Company and one of its subsidiaries. On December 3, 2008 Voyager reached an agreement in principle to settle the shareholder derivative litigation law suit. Under the terms of the agreement, Voyager and its insurers would pay an amount not to exceed $650,000 in attorneys’ fees and agree to maintain or adopt additional corporate governance standards. Voyager’s portion of this amount is equal to $500,000. The parties entered into a Stipulation of Settlement on January 9, 2009. This Stipulation of Settlement was approved by the Court and a Final Judgment and Order was signed by the Court on March 31, 2009. Subject to an annual review of the corporate governance standards by the Court, this Final Judgment and Order fully resolves the matters asserted in this litigation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS FOR VOYAGER

This section should be read in conjunction with the Consolidated Financial Statements of Voyager and its subsidiaries, referred to collectively in this discussion as “Voyager,” and the notes thereto, as well as the accompanying interim financial statements and the notes thereto for the period ended March 31, 2009, all of which are included in this proxy statement/prospectus.

Safe Harbor for Forward-looking Statements

Except for the historical information and discussions contained herein, statements contained in this discussion may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue”, “projects”, “intends”, “prospects”, “priorities”, or the negative of such terms or similar terminology. These statements involve a number of risks, uncertainties and other factors, including those described in “RISK FACTORS,” among others, which could cause actual results to differ materially. These factors may cause Voyager’s actual results to differ from any forward-looking statements. All forward-looking statements made by us or by persons acting on our behalf apply only as of the date of this proxy statement/prospectus. Voyager undertakes no obligation to update any of its forward-looking statements.

Overview

Voyager focuses on three market areas related to K-12 education: reading programs, math and science programs, and professional development programs. Voyager is a leading provider of results-driven, in-school reading and math intervention programs, professional development programs regarding the teaching of reading, subscription-based online supplemental reading and science programs, and a core reading program for school districts throughout the U.S.

Adverse developments in the education funding environment, including the reductions in Reading First funding and reductions in available state and local funds as property taxes decline, have significantly decreased the funding available to schools to purchase Voyager’s products and services. Some school districts have found it difficult to secure alternative funding sources in the midst of the current market conditions. These reductions have impacted Voyager’s operations during the current year and may continue to have an impact on Voyager’s future sales, profits, cash flows and carrying value of assets.

The following trends have had or may have an impact on Voyager’s revenues and profitability:

•	In February 2009, the American Reinvestment and Recovery Act was passed. That Act provides significant new federal funding for various education initiatives over the next two years. While the education funding is for a broad set of initiatives, a meaningful amount is anticipated to be targeted for programs often used by schools for Voyager’s products. While success in winning some of these funds for Voyager’s products is not certain at this time, Voyager believes it has the potential to stabilize some of the negative funding trends which emerged in 2008.

•	Sales of Voyager’s online subscription based products grew significantly in 2008 and Voyager expects growth to continue in the coming years.

•	Voyager believes that its product diversification, such as growth in the online offerings and new intervention products for higher grades, will allow Voyager to strengthen its ability to sustain share in a troubled market and capture share when the market recovers.

•	Voyager believes that its focus on product usage and an overall partnership approach with the customer to implement its solutions with fidelity will result in higher success rates and such success, if achieved, will lead to customer retention and growth through reference sales.

•	Efforts were taken in 2008 to reduce Voyager’s cost structure for 2009, including a reduction in force, which better aligns Voyager’s cost structure to current market conditions.

•	Voyager performed a goodwill impairment analysis in the second quarter of 2009, since the signing of the merger agreement in late June 2009 was a triggering event and in consideration of the continuing impact of adverse market place and economic conditions. As a result of that analysis, Voyager recorded a goodwill impairment charge of $22.0 million. Although the third quarter is seasonally one of Voyager’s strongest quarters, because the terms of the merger agreement are fixed, increases in Voyager’s booked net assets could result in future goodwill impairment charges. Management has not completed its third quarter impairment analysis as of the date of this filing, but it is likely that an additional goodwill impairment will be recognized.

•	Sales and gross profit are subject to seasonality with the first and fourth quarters being the weakest.

Critical Accounting Policies and Estimates

Voyager’s consolidated financial statements are prepared in accordance with accounting principles GAAP, which require management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenue, expenses, and related disclosure of contingent assets and liabilities.

On an ongoing basis, Voyager evaluates its estimates including those related to accounting for revenue recognition, impairment, capitalization and depreciation, allowances for doubtful accounts and sales returns, inventory reserves, income taxes, and other contingencies. Voyager bases its estimates on historical experience and other assumptions Voyager believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that may not be readily available from other sources. Actual results may differ from these estimates, which could have a material impact on Voyager’s financial statements.

Certain accounting policies require higher degrees of judgment than others in their application. Voyager considers the following to be critical accounting policies due to the judgment involved in each. For a detailed discussion of Voyager’s significant accounting policies, see Note 1 to Voyager’s Year-End Consolidated Financial Statements included herein.

Revenue Recognition.  Voyager accounts for its revenues under Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB No. 104”). Revenues are derived from sales of reading, math and science, and professional development solutions to school districts primarily in the U.S. Sales include printed materials and often online access to educational materials for individual students, teachers, and classrooms. Revenue from the sale of printed materials for reading and math products is recognized when the product is shipped to or received by the customer. Revenue for product support, implementation services, and online subscriptions is recognized over the period services are delivered. The division of revenue between shipped materials, online materials, and ongoing support and services is determined in accordance with Emerging Issues Task Force 00-21, ‘‘Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). Revenue for Voyager’s professional development courses, which includes an internet delivery component, is recognized over the contractual delivery period, typically nine to twelve months. Revenue for the online content sold separately or included with Voyager’s curriculum materials is recognized ratably over the subscription period, typically a school year. Shipments to school book depositories are on consignment and revenue is recognized based on shipments from the depositories to the schools.

ExploreLearning and Learning A-Z derive revenue exclusively from sales of online subscriptions to their reading, math and science teaching websites. Typically, the subscriptions are for a twelve month period and the revenue is recognized ratably over the period the online access is available to the customer.

Discontinued Operations.  Voyager sold PQBS on November 28, 2006. Voyager sold PQIL on February 9, 2007. Accordingly, the operating results of these businesses have been segregated from Voyager’s continuing operations and are separately reported as discontinued operations. Interest on consolidated debt that was repaid as a result of the PQBS and PQIL disposal transactions has been allocated between discontinued operations and continuing operations.

Impairment of Long Lived Assets.  Voyager reviews the carrying value of long lived assets for impairment whenever events or changes in circumstances indicate net book value may not be recoverable from the estimated undiscounted future cash flows, which is based on the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). If Voyager’s review indicates any assets are impaired, the impairment of those assets is measured as the amount by which the carrying amount exceeds the fair value as estimated by discounted cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost of disposal. For fiscal year 2008 and the first half of fiscal year 2009, no impairment was indicated.

The determination whether Voyager’s definite-lived intangible assets are impaired involves significant assumptions and estimates, including projections of future cash flows, the percentage of future revenues and cash flows attributable to the intangible assets, asset lives used to generate future cash flows, and royalty charges attributable to trademarks. The impairment calculations are most sensitive to the future cash flow assumptions. Future cash flow projections are based on management’s best estimates of economic and market conditions over the projected period including industry fundamentals such as the state of educational funding, revenue growth rates, future costs and operating margins, working capital needs, and capital and other expenditures. Adverse developments in the education funding environment, including the reductions in Reading First funding that occurred in 2008 and reductions in available state and local funds as property taxes decline, have affected Voyager’s operations during 2008 and the first half of 2009 and may continue to have an impact, and potentially increase the impact, on Voyager’s future sales, profits, cash flows and carrying value of assets. Voyager performed a sensitivity analysis on the projected cash flows and determined that a 10% decrease in projected cash flows would not affect its conclusion that no impairment was indicated for its definite-lived intangible assets.

Impairment of Goodwill.  Voyager reviews the carrying value of goodwill for impairment at least annually based on the requirements of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). The annual analysis is performed during the fourth fiscal quarter or when certain triggering events occur. The impairment test requires Voyager to compare the fair value of each reporting unit to its carrying value.

In the first step of the impairment test under SFAS No. 142 for fiscal year 2008, the fair market value of Voyager’s single reporting unit was determined using an income approach and was dependent on multiple assumptions and estimates, including future cash flow projections with a terminal value multiple and the discount rate used to determine the expected present value of the estimated future cash flows. Future cash flow projections were based on management’s best estimates of economic and market conditions over the projected period including industry fundamentals such as the state of educational funding, revenue growth rates, future costs and operating margins, working capital needs, capital and other expenditures, and tax rates. The discount rate applied to the future cash flows was a weighted-average cost of capital and took into consideration market and industry conditions, returns for comparable companies, the rate of return an outside investor would expect to earn, and other relevant factors. The first step of impairment testing for fiscal 2008 showed that the carrying value of Voyager’s single reporting unit exceeded its fair value; therefore, a second step of testing was required under SFAS No. 142.

The second step of the goodwill impairment analysis requires the allocation of the fair value of the reporting unit to all of the assets and liabilities of that reporting unit as if the reporting unit had been acquired in a business combination. The fair values included in the second step of the fiscal 2008 goodwill impairment analysis were dependent on multiple assumptions and estimates, including the projected cash flows and discount rate used for the first step of the analysis, as well as the percentage of future revenues and cash flows attributable to the intangible assets, asset lives used to generate future cash flows, royalty charges attributable to Voyager’s trademarks, normal profit margins applicable to Voyager’s deferred revenues, and other assumptions used in determining the fair value of assets and liabilities in a hypothetical purchase accounting allocation. As a result of the second step of the 2008 impairment test, the goodwill balance for the reporting unit as of the measurement date was determined to be partially impaired, and an impairment charge of $43.1 million was recorded in 2008.

The adverse developments in the education funding environment that affected Voyager’s operations during fiscal year 2008 and continuing into the first quarter of 2009 may continue to have an impact, and potentially increase the impact, on Voyager’s future sales, profits, cash flows and carrying value of assets. Although management has included its best estimates of the impact of these and other factors in Voyager’s cash flow projections, the projection of future cash flows is inherently uncertain and requires a significant amount of judgment. Actual results that are significantly different than these cash flow projections or a change in the discount rate could significantly affect the fair value estimates used to value Voyager’s reporting unit in step one of the goodwill analysis or the fair values of its other asset and liability balances used in step two of the goodwill analysis, and could result in future goodwill impairments.

Developed Curriculum.  Voyager capitalizes certain pre-publication costs of its curriculum including art, prepress, editorial, and other costs incurred in the creation of the master copy of its curriculum products. Curriculum development costs are amortized over the expected life of the education program, generally on a straight-line basis over a period of three to five years. Voyager periodically reviews the recoverability of the capitalized costs based on expected net realizable value.

Accounts Receivable.  Accounts receivable are stated net of allowances for doubtful accounts and estimated sales returns. These allowances are based on a review of the outstanding balances and historical collection experience. The reserve for sales returns is based on historical rates of returns as well as other factors that in Voyager’s judgment could reasonably be expected to cause sales returns to differ from historical experience. Actual returns could differ from Voyager’s estimates.

Inventory.  Inventory costs include material only. Inventory is stated at the lower of cost, determined using the first-in, first-out (FIFO) method, or market. Voyager estimates a reserve to reduce slow-moving or obsolete inventory to net realizable value. The inventory reserve is maintained at an amount that management considers appropriate based on factors such as the inventory aging, historical usage of the product, future sales forecasts, and product development plans. These factors involve management’s judgment and changes in estimates could result in increases or decreases to the inventory reserves. Inventory reserves are reviewed on a periodic basis and required adjustments, if any, are made.

Income Taxes.  Provision is made for the expense, or benefit, associated with taxes based on income. The provision for income taxes is based on laws currently enacted in every jurisdiction in which Voyager does business and considers laws mitigating the taxation of the same income by more than one jurisdiction. Significant judgment is required in determining income tax expense, current tax receivables and payables, deferred tax assets and liabilities, and valuation allowance recorded against the net deferred tax assets. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, taxable income in prior carryback years, loss carryforward limitations, and tax planning strategies in assessing whether deferred tax assets will be realized in future periods. If, after consideration of these factors, management believes it is more likely than not that a portion of the deferred tax assets will not be realized, a valuation allowance is established. The amount of the deferred tax asset considered realizable could be reduced if estimates of future taxable income during the carryforward period are reduced.

Voyager recognizes liabilities for uncertain tax positions based on the two-step process prescribed by FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). The first step is to evaluate the tax position for recognition by determining if available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step requires Voyager to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate these amounts, since this requires management to determine the probability of various possible outcomes. Voyager reevaluates its uncertain tax positions on a periodic basis, based on factors such as changes in facts and circumstances, changes in tax law, effectively settled issues under audit and new audit activity.

Other Contingencies.  Other contingencies are recorded when it is probable that a liability exists and the value can be reasonably estimated.

Results of Continuing Operations

Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2008

					Period Over Period Change
	Six Months Ended				Favorable/
	June 30, 2009		June 30, 2008		(Unfavorable)
		% of		% of
	Amount	Sales	Amount	Sales	$	%
	(Dollars in millions)

Net sales	$47.0	100.0	$49.2	100.0	$(2.2)	(4.5)
Cost of sales (exclusive of depreciation and amortization shown separately below)	(15.6)	(33.2)	(17.9)	(36.4)	2.3	12.8

Gross profit	31.4	66.8	31.3	63.6	0.1	0.3
Research and development expense	(2.2)	(4.7)	(2.6)	(5.3)	0.4	15.4
Sales and marketing expense	(14.0)	(29.8)	(17.4)	(35.4)	3.4	19.5
General and administrative expense	(12.4)	(26.4)	(16.2)	(32.9)	3.8	23.5
Depreciation and amortization expense	(9.7)	(20.6)	(10.8)	(21.9)	1.1	10.2
Goodwill impairment	(22.0)	(46.8)	—	—	(22.0)	(100.0)
Lease termination costs	—	—	(11.7)	(23.8)	11.7	100.0

Loss before interest, other income and income taxes	(28.9)	(61.5)	(27.4)	(55.7)	(1.5)	(5.5)
Net interest income (expense)	(0.4)	(0.9)	0.4	0.8	(0.8)	(200.0)
Other income (expense)	1.2	2.6	0.8	1.6	0.4	50.0
Income tax benefit	0.4	0.9	—	—	0.4	100.0

Net loss	$(27.7)	(58.9)	$(26.2)	(53.3)	$(1.5)	(5.7)

Net Sales

Voyager’s total net sales decreased $2.2 million, or 4.5%, to $47.0 million during the six months ended June 30, 2009 compared to the six months ended June 30, 2008. The decline in net sales is attributable to a decline in order volume as a result of the economic downturn and reductions in education funding, which was partially offset by increased revenue recognized from prior period deferred revenue.

Voyager defers revenue associated with certain services and technology components and recognizes the revenue over the period they are delivered. In fiscal 2008, Voyager had an increase in revenue deferral rates due to more of these service and technology components in its products. These deferral rates have stabilized in 2009. During the six months ended June 30, 2009, deferred revenue balances decreased $7.7 million, totaling $29.5 million at December 31, 2008, and $21.8 million at June 30, 2009. Comparatively, during the six months ended June 30, 2008, deferred revenue balances decreased $0.6 million, totaling $21.1 million at December 31, 2007 and $20.5 million at June 30, 2008.

Gross Profit

Cost of sales includes expenses to print, purchase, handle and warehouse Voyager’s products and to provide services and support to customers. Voyager’s gross profit percentage for the six months ended June 30, 2009 increased 3.2 percentage points to 66.8% compared to 63.6% for the six months ended June 30, 2008. Voyager recognized more deferred revenue in the first half of 2009 as compared to the same period of fiscal 2008. The revenue recognized in the first half of 2009 from prior year deferred revenue was largely for technology, which is at a higher margin.

Research and Development Expense

Research and development expenditures include costs to research, evaluate and develop educational products, net of capitalization. Research and development expense for the six months ended June 30, 2009 decreased $0.4 million to $2.2 million compared to the six months ended June 30, 2008, due to the timing of expenditures and the ratio of capitalizable versus non-capitalizable activities performed during the respective periods.

Sales and Marketing Expense

Sales and marketing expenditures include all costs related to selling efforts and marketing. Sales and marketing expense for the six months ended June 30, 2009 decreased $3.4 million to $14.0 million, due to reduced sales volume in 2009 compared to 2008, prior year costs associated with Voyager’s participation in several 2008 state adoptions and Voyager’s overall initiative to lower costs as a response to the market slow down and the reduced sales volume.

General and Administrative Expense

Overall, general and administrative expenses decreased $3.8 million, or 23.5%, to $12.4 million compared to the first half of fiscal 2008. General and administrative expenses for the first half of 2009 include $5.1 million of costs directly related to the merger transaction. Excluding these merger costs, general and administrative expenses for the first half of 2009 were $7.3 million, a decrease of $8.9 million, or 54.9%, over the prior year. This decrease is primarily attributable to a significant decline in corporate expenses and one-time costs related to activities based in Ann Arbor, Michigan that were required to finalize the restatement effort, get current in Voyager’s SEC filings, and transition the corporate office to Dallas, Texas. These activities were brought to conclusion by the end of fiscal 2008.

Depreciation and Amortization Expense

Voyager’s depreciation and amortization expense decreased $1.1 million, or 10.2%, to $9.7 million in the first half of 2009. The decrease is primarily due to the use of an accelerated depreciation method on Voyager’s acquired curriculum, which results in higher amortization expense in the previous period when compared to the current period.

Goodwill Impairment

Voyager reviews the carrying value of goodwill for impairment at least annually, and whenever certain triggering events occur, based on the requirements of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). The signing of the merger agreement in late June is such a triggering event and so Voyager performed a goodwill impairment analysis in the second quarter of 2009, giving due consideration to the continuing impact of adverse marketplace and economic conditions. As a result of that analysis, Voyager recorded a goodwill impairment charge of $22.0 million.

Lease Termination Costs

On January 1, 2008, Voyager entered into an agreement with one of its lessors, Relational, LLC f/k/a Relational Funding Corporation, or Relational, and ProQuest LLC, or CSA, relating to certain obligations regarding the capital and operating leases for certain property and equipment used at Voyager’s facilities in Ann Arbor, Michigan. These leases originated as early as fiscal 2005 with up to five year terms. Effective January 1, 2008, Voyager conveyed to CSA all of its rights in certain related property and equipment. Voyager was released from its obligations relating to these leases and Relational, as the lessor, consented to those assignments and releases. Due to these assignments, the write off of certain assets and liabilities under capital leases, such as office furniture, phone and power supply systems, and video equipment, totaled a net charge of $0.1 million during the six months ended June 30, 2008.

On January 25, 2008, Voyager entered into a series of agreements with its current landlord, Transwestern Great Lakes, LP, or Transwestern, and CSA relating to certain obligations regarding the long term leases for the facilities in Ann Arbor, Michigan. On March 4, 2008, Voyager paid CSA $11.0 million, a portion of which was distributed to Transwestern, for termination of the lease relating to office space in Ann Arbor. At closing, Voyager was released from its obligations relating to the 15 year lease Voyager had previously entered into for one of its Ann Arbor facilities. Through assignment, Voyager was also released from its obligations relating to another 15 year lease Voyager previously entered into for office space in Ann Arbor. Voyager assigned all of its rights under that lease to CSA and CSA assumed the obligations of tenant under that lease as it was amended. Transwestern, as landlord, consented to that assignment. In connection with the termination and assignment of these long term facility leases, certain leasehold improvements and deferred rent were written off, which totaled a net charge of $0.6 million in the first quarter of 2008. Voyager recorded a total charge to expense in the first quarter of 2008 of $11.7 million for all lease termination costs.

Net Interest Income (Expense)

			Period Over Period Change
	Six Months Ended		Favorable/
	June 30,	June 30,	(Unfavorable)
	2009	2008	$	%
	(Dollars in millions)

Interest income	$0.1	$0.6	$(0.5)	(83.3)
Interest expense	(0.5)	(0.2)	(0.3)	150.0

Total	$(0.4)	$0.4	$(0.8)	(200.0)

Net interest income (expense) for the first half of 2009 decreased $0.8 million to ($0.4) million compared to the first half of 2008. Interest income declined from $0.6 million in the first half of fiscal 2008 to $0.1 for the first half of fiscal 2009 as Voyager traditionally invests very conservatively in cash deposits and U.S. Treasuries, and the safety and liquidity of these investments in the current economic crisis has led to an interest rate yield near 0%. Interest expense is primarily related to tax-related liabilities resulting from the sales agreements with Snap-On Incorporated and Cambridge Scientific Abstracts, L.P.

Other Income (Expense)

From the date of the sale of PQIL in February 2007, Voyager subleased substantial space to the buyer of PQIL through March 2008, resulting in sublease income totaling $0.8 million, which was recognized in other income, for the first quarter of fiscal 2008. Because this sublease expired in the first quarter of fiscal 2008, Voyager did not recognize any sublease income for the first quarter of fiscal 2009.

During the fourth quarter of 2008, Voyager provided an opportunity for participants in its Replacement Benefit Plan, or RBP, and its U.S. defined benefit pension plan to receive a discounted lump sum distribution to settle retirement obligations. Prior to the distribution opportunity, both plans were frozen, with no participants entitled to make additional contributions or earn additional service years. Based on the number of participants who chose to receive a discounted lump sum distribution, Voyager paid participants approximately $7.9 million in January 2009 for these lump sum payments. As a result of the settlements, Voyager recorded a gain in January 2009 of $1.3 million, consisting of $1.1 million related to the RBP settlement and $0.2 million related to the settlement of the U.S. defined benefit pension plan.

Income Tax Benefit

Voyager recorded no income tax benefit or expense for the net loss for the first half of 2008 as Voyager cannot assume future taxable income.

For the first half of 2009, Voyager recorded income tax benefit of $0.3 million in connection with the partial settlement of its U.S. defined benefit pension plan. The tax benefit recorded was to write-off a portion of the tax benefit included in accumulated other comprehensive income for Voyager’s U.S. defined benefit pension plan. Other than this item, Voyager recorded no income tax benefit or expense for the loss as Voyager cannot assume future taxable income.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

Certain reclassifications to Voyager’s Consolidated Financial Statements for all prior periods presented have been made to conform to the 2008 presentation. In prior years, Voyager included amortization of its acquired and developed curriculum and certain other operational assets in Cost of Sales. In the current year presentation, all depreciation and amortization for the periods presented have been segregated and shown as a separate line item on the Consolidated Statements of Operations. Also, in prior years, Voyager included a line item in its Consolidated Financial Statements entitled selling and administrative expense. In the current year presentation, amounts previously included in this line item have been reclassified into the line items sales and marketing expense, general and administrative expense, or depreciation and amortization expense. A summary of the impact of these conforming reclassifications on previously filed results is as follows (in thousands):

	2007 as		2007 in	2006 as		2006 in
	Originally		Current Year	Originally		Current Year
	Filed	Reclassifications	Presentation	Filed	Reclassifications	Presentation

Cost of sales	$(55,720)	$19,528	$(36,192)	$(57,279)	$19,862	$(37,417)
Gross profit	53,892	19,528	73,420	57,772	19,862	77,634
Selling and administrative expense	(86,529)	86,529	—	(96,698)	96,698	—
Sales and marketing expense	—	(29,587)	(29,587)	—	(27,614)	(27,614)
General and administrative expense	—	(53,280)	(53,280)	—	(65,081)	(65,081)
Depreciation and amortization expense	—	(23,190)	(23,190)	—	(23,865)	(23,865)

VEL and ExploreLearning were both acquired in 2005 and Learning A-Z was acquired in 2004. These operations together are Voyager Education and comprise Voyager’s single reporting segment. The continuing operations presented below include the operational activities for VED and the activities based in Ann Arbor, Michigan required to finalize the restatement efforts, transition the corporate office to Dallas, Texas, and complete the sale of PQIL.

Voyager determined to sell PQBS and PQIL in the second quarter of 2006. PQBS was sold on November 28, 2006 and PQIL was sold on February 9, 2007 and therefore their results are classified as discontinued operations and excluded from the following discussion.

	Fiscal
	2008		2007		2006
		% of		% of		% of
	Amount	Sales	Amount	Sales	Amount	Sales
	(Dollars in thousands)

Net sales	$98,531	100.0	$109,612	100.0	$115,051	100.0
Cost of sales (exclusive of depreciation and amortization shown separately below)	(35,939)	(36.5)	(36,192)	(33.0)	(37,417)	(32.5)

Gross profit	62,592	63.5	73,420	67.0	77,634	67.5
Research and development expense	(5,302)	(5.4)	(4,532)	(4.1)	(5,198)	(4.5)
Sales and marketing expense	(33,734)	(34.2)	(29,587)	(27.0)	(27,614)	(24.0)
General and administrative expense	(30,660)	(31.1)	(53,280)	(48.6)	(65,081)	(56.6)
Depreciation and amortization expense	(21,358)	(21.7)	(23,190)	(21.2)	(23,865)	(20.8)
Goodwill impairment	(43,141)	(43.8)	(67,232)	(61.3)	(42,496)	(36.9)
Lease termination costs	(11,673)	(11.8)	—	—	—	—

Loss from continuing operations before interest, other income (expense) and income taxes	(83,276)	(84.5)	(104,401)	(95.2)	(86,620)	(75.3)
Net interest income (expense)	975	1.0	335	0.3	(27,464)	(23.9)
Other income (expense), net	(363)	(0.4)	4,408	4.0	—	—
Income tax benefit	1,160	1.2	12,396	11.3	64,063	55.7

Loss from continuing operations	$(81,504)	(82.7)	$(87,262)	(79.6)	$(50,021)	(43.5)

Overview

During 2008, Voyager experienced a decline in net sales, or revenues, due to lower order volume and higher revenue deferral rates. The decline in order volume is primarily attributed to market conditions, most notably, the amount of funding available to schools to purchase Voyager’s products and services declined significantly. Funding to schools from the federal level declined as the Reading First program was reduced. Local funding declined as a result of lower property tax receipts. Additionally, higher operating costs in the schools from midyear fuel cost increases further depleted available funds. The revenue decline is greater than the volume decline primarily due to the change of product mix towards more service based or technology based products, which requires a greater degree of deferred revenue recognition over the period of product use.

While revenues declined in 2008, Voyager’s spending for sales and marketing increased as Voyager sought to maintain sales volumes in an increasingly challenging market and due to costs associated with Voyager’s participation in several 2008 state adoptions. In late 2008, to respond to the market conditions and the related decline in revenue, Voyager reduced its cost structure through a reduction in force in November 2008 and enacted plans to reduce selected non-headcount areas. The reduction in force affected 26 full-time employees and roughly 15 equivalent contractor positions. The reduction was almost exclusively in the Voyager Expanded Learning product line as well as in general overhead, as opposed to Voyager’s Learning A-Z or ExploreLearning product lines. The 26 positions represented 7% of Voyager’s total full time work force.

Other significant developments include the following:

•	The increasing usage of web-based capabilities within Voyager’s curriculum, including Ticket to Read and VmathLive, has had a positive impact on student achievement and stand-alone sales of these products has increased. Voyager believes that such capabilities are an emerging trend within education and that Voyager is well positioned to capture market share in this space.

•	Voyager’s web-based products have seen a significant increase in usage outside of normal school hours, including weekends, which increases the advocacy of our products among influential groups, such as students, teachers and parents.

•	Participation in the 2008 Florida adoption has proved successful in generating sales, customer acceptance, and student achievement.

•	Voyager filed all of its fiscal quarterly reports for 2008 in January 2009. Upon filing these reports with the SEC, Voyager became current with its filings with the SEC after three years of delinquent reporting following the discovery of material irregularities in Voyager’s accounting in January 2006.

Net Sales

	2008	2007
	(Dollars in millions)

Reading programs	$75.6	$87.1
Math and science programs	12.6	11.0
Professional development	5.6	7.4
Other (primarily freight)	4.7	4.1

Total	$98.5	$109.6

Total net sales from continuing operations decreased $11.1 million, or 10.1%, to $98.5 million in 2008. The decrease was primarily driven by lower order volume and higher revenue deferral rates in fiscal 2008 compared to fiscal 2007. Voyager experienced weakness in markets and products that have heavy reliance on federal, state and local funding sources. Voyager’s reading intervention for middle school students and online offerings continue to grow, but that growth was not enough to offset declines in products with heavy reliance on federal funding. In 2008, Voyager deferred a larger percentage of sales compared to 2007 as Voyager continues the trend of including more service and technology in its products. On-line access and service elements are delivered over time rather than immediately shipped to customers like printed materials. Voyager defers the revenue associated with those services and on-line access and recognizes the revenue over the period they are delivered.

Gross Profit

Cost of sales includes expenses to print, purchase, handle and warehouse product and to provide services and support to customers. Gross profit decreased $10.8 million in fiscal 2008 to $62.6 million compared to $73.4 million in fiscal 2007. Voyager’s gross profit percentage for 2008 decreased 3.5 percentage points to 63.5% compared to 67.0% for 2007. The decrease is primarily due to the deferral of a larger percentage of sales in 2008 versus 2007, which reduced net sales but did not have an offsetting and corresponding decrease in cost of sales. The higher deferral percentages are primarily due to increased revenue attributed to the company’s online materials, which are recognized over the period access is provided. To a lesser degree, the gross profit declined due to increases in printing costs as Voyager’s product was upgraded in quality and the company chose to produce more specialized, state specific versions to sell in state adoptions.

Research and Development

Research and development expenditures include costs to research, evaluate and develop educational products, net of capitalization. Research and development expense for fiscal 2008 increased $0.8 million to $5.3 million compared to $4.5 million in fiscal 2007, primarily due to the ratio of capitalizable versus non-capitalizable activities performed during the year.

Sales and Marketing

Sales and marketing expenditures include all costs related to selling efforts and marketing costs. Sales and marketing expense for fiscal 2008 increased $4.1 million to $33.7 million compared to $29.6 million in fiscal 2007, as Voyager sought to maintain sales volumes in an increasingly challenging market and due to costs associated with the company’s participation in several 2008 state adoptions. The increase in expenditures was primarily in Voyager’s growth products without a corresponding decrease in spending associated with products which declined in sales.

General and Administrative

	2008	2007
	(Dollars in millions)

VED	$15.8	$19.2
Corporate	14.9	34.1

Total	$30.7	$53.3

General and administrative expenses decreased $22.6 million, or 42.4%, to $30.7 million compared to fiscal 2007. General and administrative activities include $14.9 million for 2008 and $34.1 million for the comparable period of 2007 related to activities based in Ann Arbor, Michigan required to finalize the restatement and SEC filing efforts, transition the corporate office to Dallas, Texas, and complete the sale of PQIL.

Both the corporate and Dallas-based general and administrative expenses decreased in 2008 as the efforts to complete the restatement, get current on SEC filings, and finalize the transition efforts were brought closer to conclusion in 2008.

Goodwill Impairment

In conducting its annual goodwill impairment testing for fiscal 2008, Voyager compared the book value of the company’s single reporting unit to its estimated fair market value. These estimates of fair market are dependent on multiple assumptions, estimates and inputs, including industry fundamentals such as the state of educational funding and the actual performance and future projections of the company. As of year end 2008, the estimated fair market value of the reporting unit was estimated to have fallen below the book value as a result of worsening and prolonged adverse developments in the overall education funding environment, including the reductions in Reading First funding effective 2008 and the reductions in available state and local funds. As a result of these factors, an impairment charge of $43.1 million was recorded in 2008.

In conducting its annual goodwill impairment testing for fiscal 2007, Voyager compared the book value of goodwill attributed to VED with the estimated fair market value of VED. These estimates of fair market are dependent on multiple assumptions and inputs, including industry fundamentals such as the state of educational funding and the actual performance and future projections of Voyager. As of year end 2007, the estimated fair market value of VED was estimated to be less than the book value as a result of lower future cash flow projections, driven by adverse developments in the education funding environment at the federal and local level. An impairment charge of $67.2 million related to VED was recorded in 2007 as a result of these factors.

Lease Termination Costs

Please see Voyager’s description of lease termination costs in the first quarter analysis set forth above.

Net Interest Income

	2008	2007
	(Dollars in millions)

Interest income	$1.5	$3.7
Interest expense	(0.5)	(3.4)

Net interest income	$1.0	$0.3

Net interest income totaled $1.0 million for fiscal 2008 versus $0.3 million in fiscal 2007. On February 9, 2007, Voyager sold PQIL and all of Voyager’s remaining foreign subsidiaries to Cambridge Scientific Abstracts, LP. Voyager used a portion of the proceeds from that sale to pay down all remaining debt, excluding capital leases. The result was to eliminate interest expense associated with long-term debt other than capital leases effective February 2007. Additionally, lower cash balances throughout the year and a change in the mix of investments and related interest rates during 2008 relative to 2007 decreased earnings on cash balances and investments.

Other Income (Expense)

Voyager announced plans after the sale of PQBS and PQIL to transition all of its corporate functions from the Ann Arbor headquarters to Dallas during 2007 and 2008. The transition plan was completed by year-end 2008. From the date of the sale of PQIL in February 2007, Voyager subleased substantial space to the buyer of PQIL through March 2008 resulting in sublease income totaling $4.4 million in fiscal 2007 and $0.8 million in fiscal 2008.

Voyager has tax-related receivables and liabilities denominated in foreign currencies resulting from the sale agreements with Snap-On and Cambridge Scientific Abstracts, LP. Foreign exchange transaction losses of $1.0 million associated with these tax liabilities have been included in other income (expense) in fiscal 2008. Transaction gains and losses in fiscal 2007 were not material to Voyager’s financial statements.

Income Tax Benefit

In 2008, Voyager attributed an income tax benefit of $1.2 million to continuing operations. Pre-tax losses at statutory tax rates provided a tax benefit of approximately $28.9 million. The impairment charge to non-deductible goodwill did not result in a tax benefit which is $15.1 million less than the amount expected based on the federal statutory tax rate. Furthermore, Voyager continues to maintain a valuation allowance on its deferred tax assets. The requirement of maintaining a valuation allowance against its deferred tax assets eliminated almost all of the deferred tax benefit generated from the $37.3 million Federal net operating loss incurred in 2008.

In 2007, Voyager attributed an income tax benefit of $12.4 million to continuing operations. Pre-tax losses at statutory tax rates provided a tax benefit of approximately $34.9 million. The impairment charge to non-deductible goodwill did not result in a tax benefit which is $23.5 million less than the amount expected based on the federal statutory tax rate.

The above factors are summarized below:

	2008	2007
	(Dollars in millions)

Taxes at statutory federal income tax rate	$(28.9)	$(34.9)
Non-deductible goodwill impairment	15.1	23.5
Changes in valuation allowance	13.5	—
Other	(0.9)	(1.0)

Total tax benefit from continuing operations	$(1.2)	$(12.4)

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

Net Sales

	2007	2006
	(Dollars in millions)

Reading programs	$87.1	$91.6
Math and science programs	11.0	8.1
Professional development	7.4	9.0
Other (primarily freight)	4.1	6.4

Total	$109.6	$115.1

Total net sales from continuing operations decreased $5.5 million, or 4.8%, to $109.6 million in 2007. In 2007 Voyager deferred a larger percentage of sales than in 2006 as Voyager continued the trend of including more service and technology in its products. On-line access and service elements are delivered over time rather than immediately shipped to customers like printed materials. Voyager defers the revenue associated with those services and on-line access and recognizes the revenue over the period they are delivered.

Gross Profit

Gross profit decreased $4.2 million in fiscal 2007 to $73.4 million compared to $77.6 million in fiscal 2006. Voyager’s gross profit percentage for 2007 decreased 0.4 percentage points to 67.0% compared to 67.4% for 2006. The decrease is primarily due to the deferral of a larger percentage of sales in 2007 versus 2006, which reduced net sales but did not have an offsetting and corresponding decrease in cost of sales. The higher deferral percentages are primarily due to increased revenue attributed to Voyager’s online materials, which are recognized over the period access is provided.

Research and Development

Research and development expense for fiscal 2007 decreased by $0.7 million to $4.5 million compared to $5.2 million for fiscal 2006, but remained flat as a percentage of revenues, representing 4.1% of revenues in fiscal 2007 versus 4.5% in fiscal 2006.

Sales and Marketing

Sales and marketing expense for fiscal 2007 increased $2.0 million to $29.6 million in 2007 compared to $27.6 million in fiscal 2006 due to increased investment in the sales force.

General and Administrative

	2007	2006
	(Dollars in millions)

VED	$19.2	$18.9
Corporate	34.1	46.2

Total	$53.3	$65.1

General and administrative expenses decreased $11.8 million, or 18.1%, to $53.3 million compared to fiscal 2006. General and administrative activities include $34.1 million in fiscal 2007 and $46.2 million in fiscal 2006 related to activities based in Ann Arbor, Michigan required to finalize the restatement and SEC filing efforts, transition the corporate office to Dallas, Texas, and complete the sale of PQIL. General and administrative expenses decreased in 2008 as the efforts to complete the restatement and get current on SEC filings were reduced in 2007. The efforts to transition the corporate office were completed in 2008.

Net Interest Income (Expense)

	2007	2006
	(Dollars in millions)

Interest income	$3.7	$1.1
Debt	(3.4)	(28.1)
Other	—	(0.5)

Net interest income (expense)	$0.3	$(27.5)

Net interest income (expense) totaled $0.3 million in fiscal 2007 versus $(27.5) million in fiscal 2006. On November 28, 2006, Voyager sold PQBS to Snap-on and used the proceeds to reduce outstanding debt. In December 2006, Voyager announced the sale of PQIL, including all remaining foreign subsidiaries, to Cambridge Scientific Abstracts, LP. That sale closed on February 9, 2007, and Voyager used a portion of the proceeds from that sale to pay off all remaining debt, excluding capital leases. The result of this activity was to eliminate interest expense associated with long-term debt other than capital leases effective February 2007. Additionally, higher cash balances during 2007, primarily as a result of the proceeds, increased earnings on cash balances and investments.

Income Tax Benefit

In 2006, Voyager attributed an income tax benefit of $64.1 million to continuing operations. Pre-tax losses at statutory tax rates provided a tax benefit of approximately $39.9 million. The VEL impairment charge to non-deductible goodwill did not result in a tax benefit which is $14.9 million less than the amount expected based on the federal statutory tax rate. During 2006 PQIL transferred its investment in VEL to VLC. Voyager recognized a tax benefit, net of valuation allowance, of approximately $37.5 million because Voyager expected to realize a tax loss and recover a portion of its investments in VEL when PQIL left the U.S. consolidated group in fiscal 2007.

Discontinued Operations

In December 2006, Voyager announced the sale of its PQIL businesses. The sale was completed in February 2007 for $195.2 million after final adjustments for working capital and assumed liabilities. Accordingly, the operating results of the PQIL businesses have been segregated from Voyager’s continuing operations and reported as earnings from discontinued operations in Voyager’s Consolidated Statements of Operations for fiscal years ended December 30, 2006 and December 29, 2007. Voyager recognized a gain on the sale of discontinued operations of $46.6 million (net of tax) due to the sale of PQIL in fiscal 2007.

On November 28, 2006, Voyager sold its PQBS businesses to Snap-on for $514 million and the assumption of approximately $19 million of debt by Snap-on. Accordingly, the operating results of the PQBS businesses have been segregated from Voyager’s continuing operations and reported as earnings from discontinued operations. Voyager recognized a gain on the sale of discontinued operations of $347.7 million (net of tax) due to the sale of PQBS in fiscal 2006.

Goodwill Impairment

For fiscal 2006, Voyager performed its annual impairment testing of goodwill and impairment testing of long-lived assets as of December 30, 2006. As a result of this testing, Voyager recorded impairment to goodwill of VED totaling $42.5 million. In conducting Voyager’s annual goodwill impairment testing, Voyager compared the book value of goodwill attributed to VED with the estimated fair market value of VED using revenue and EBITDA multiples of publicly traded comparable companies. These estimates of fair market are dependent on multiple assumptions, estimates and inputs including: market prices of securities in general, prevailing interest rates, industry fundamentals including the state of educational funding, and the actual performance and future projections of Voyager. As of year end 2006, the estimated fair market value of VED was estimated to have fallen below the book value as a result of multiple factors including: a more competitive environment, the need to invest in redesigning older products and to introduce new products, the need to improve customer retention, sales declines in certain key products, the loss of several significant customers, and lower actual performance and future projections than were made at the time of acquisition of Voyager.

Quarterly Financial Results

	First	Second	Third	Fourth	Total
	Quarter	Quarter	Quarter	Quarter	Year
	(Dollars in thousands, except per share data)

2009
Net sales	$18,716	$28,293			$47,009
Gross profit	12,625	18,780			31,405
Loss from continuing operations before income taxes	(5,740)	(22,429)			(28,169)
Income tax expense (benefit)	321	126			447
Loss from continuing operations	$(5,419)	$(22,303)			$(27,722)

Basic loss per share from continuing operations	(0.18)	(0.75)			(0.93)
Diluted loss per share from continuing operations	(0.18)	(0.75)			(0.93)
2008
Net sales	$15,637	$33,514	$27,267	$22,113	$98,531
Gross profit	9,104	22,166	17,311	14,011	62,592
Loss from continuing operations before income taxes	(24,632)	(1,601)	(5,110)	(51,321)	(82,664)
Income tax expense (benefit)	—	—	—	1,160	1,160
Loss from continuing operations	$(24,632)	$(1,601)	$(5,110)	$(50,161)	$(81,504)

Basic loss per share from continuing operations	(0.82)	(0.05)	(0.17)	(1.68)	(2.73)
Diluted loss per share from continuing operations	(0.82)	(0.05)	(0.17)	(1.68)	(2.73)
2007
Net sales	$20,059	$36,330	$31,837	$21,386	$109,612
Gross profit	8,478	21,032	17,002	7,380	53,892
Loss from continuing operations before income taxes	(15,885)	(1,985)	(3,207)	(78,581)	(99,658)
Income tax expense (benefit)	(6,074)	(756)	(1,226)	(4,340)	(12,396)
Loss from continuing operations	(9,811)	(1,229)	(1,981)	(74,241)	(87,262)
Earnings from discontinued operations, net of income tax	4,594	—	—	866	5,460
Gain on sale of discontinued operations, net of income tax	46,572	—	—	—	46,572
Net earnings (loss)	$41,355	$(1,229)	$(1,981)	$(73,375)	$(35,230)

Loss per share from continuing operations	(0.33)	(0.04)	(0.07)	(2.49)	(2.92)
Earnings per share from discontinued operations	0.15	—	—	0.03	0.18
Gain per share from sale of discontinued operations	1.56	—	—	—	1.56

Basic earnings (loss) per share	1.38	(0.04)	(0.07)	(2.46)	(1.18)

Loss per share from continuing operations	(0.33)	(0.04)	(0.07)	(2.49)	(2.92)
Earnings per share from discontinued operations	0.15	—	—	0.03	0.18
Gain per share from sale of discontinued operations	1.56	—	—	—	1.56

Diluted earnings (loss) per share	1.38	(0.04)	(0.07)	(2.46)	(1.18)

The loss from continuing operations includes a goodwill impairment charge of $22.0 million for the second quarter of 2009, $43.1 million for the fourth quarter of 2008, and $67.2 million for the fourth quarter of 2007. Additionally, the loss from continuing operations for the fourth quarter of 2008 includes lease termination costs of $11.7 million.

Liquidity and Capital Resources

As of June 30, 2009, Voyager did not have any debt with the exception of certain capital leases. Cash and cash equivalents increased to $71.2 million at June 30, 2009 compared to $67.3 million at December 31, 2008.

During the first six months of 2009, cash used in operating activities was $2.8 million. Voyager received income tax refunds of $13.9 million, primarily from U.S. Federal income tax refunds for tax years 2003 and

2004, plus another $1.7 million of tax receivables from Cambridge Scientific Abstracts, LP. Use of cash beyond normal seasonal operating use included $7.9 million related to the partial settlement of Voyager’s legacy employee benefit plans and $4.0 million escrowed in connection with the settlement of the consolidated shareholder securities class actions lawsuit.

Cash is seasonal with positive net cash typically generated in the second half of the year. The first half of the year generally results in net cash usage. Positive cash flow is historically generated during the second half of the year because the buying cycle of school districts generally starts at the beginning of each new school year in the fall.

Other significant uses of cash during the first six months of 2009 included $4.3 million of capital expenditures related to property, equipment, curriculum development costs and software and $0.1 million for principal payments on capital leases.

Net proceeds generated from the sale or maturities of marketable securities were $11.1 million.

Voyager believes that current cash, cash equivalents and short term investment balances, expected income tax refunds, and cash generated from operations will be adequate to fund the working capital and capital expenditures necessary to support Voyager’s currently expected sales for the next twelve months.

Commitments and Contractual Obligations

Voyager has various contractual obligations which are recorded as liabilities in Voyager’s Consolidated Financial Statements. Other items, such as certain purchase commitments and other executory contracts, are not recognized as liabilities in Voyager’s Consolidated Financial Statements but are required to be disclosed.

The following table summarizes Voyager’s significant operational and contractual obligations and commercial commitments at December 31, 2008, showing the future periods in which such obligations are expected to be settled in cash:

	Total	2009	2010 & 2011	2012 & 2013	After 2013
	(Dollars in millions)

Capital lease obligation as of December 31, 2008	$0.3	$0.2	$0.1	$—	$—
Operating lease obligation as of December 31, 2008	$3.3	$1.3	$1.4	$0.6	$—

As of December 31, 2008, Voyager also has $16.9 million in obligations with respect to the company’s pension and post-retirement medical benefit plans. For further information see Note 13 to Voyager’s Year-End Consolidated Financial Statements included herein.

Voyager has letters of credit in the amount of $1.1 million outstanding as of December 31, 2008 to support workers’ compensation insurance coverage as well as collateral for Voyager’s credit card and Automated Clearinghouse (ACH) programs.

As of December 31, 2008, Voyager had approximately $0.6 million of long-term income tax liabilities that have a high degree of uncertainty regarding the timing of the future cash outflows. Voyager is unable to reasonably estimate the years when settlement will occur with the respective tax authorities.

Off-Balance Sheet Arrangements

Voyager had no off-balance sheet arrangements at June 30, 2009 that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to its business.

Recently Issued Financial Accounting Standards

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FAS 142-3”). FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” FAS 142-3 is effective for fiscal years beginning after

December 15, 2008. The provisions of FAS 142-3 were effective as of Voyager’s first quarter ended March 31, 2009; however, adoption did not have a material effect on Voyager’s financial condition, results of operations or cash flows.

In April 2009, the FASB issued FASB Staff Position No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FAS 115-2 and FAS 124-2”), which provides operational guidance for determining other-than-temporary impairments for debt and equity securities classified as available-for-sale and held-to-maturity. FAS 115-2 and FAS 124-2 are effective for interim and annual periods ending after June 15, 2009. The provisions of FAS 115-2 and FAS 124-2 are effective as of Voyager’s second quarter ended June 30, 2009; however, adoption did not have a material effect on Voyager’s financial condition, results of operations or cash flows.

In April 2009, the FASB issued FASB Staff Position No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FAS 157-4”), which provides additional guidance for estimating fair value in accordance with FASB Statement No. 157, “Fair Value Measurements,” when the volume and level of activity for the asset or liability have significantly decreased. FAS 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FAS 157-4 is effective for interim and annual periods ending after June 15, 2009, and will be applied prospectively by Voyager. The provisions of FAS 157-4 are effective as of Voyager’s second quarter ended June 30, 2009; however, adoption did not have a material effect on Voyager’s financial condition, results of operations or cash flows.

In April 2009, the FASB issued FASB Staff Position No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FAS 107-1 and APB 28-1”), which amends SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” to require disclosure about fair value of financial instruments in interim financial statements. FAS 107-1 and APB 28-1 also amends APB Opinion No. 28, “Interim Financial Reporting,” to require those disclosures in summarized financial information at interim reporting periods. FAS 107-1 and APB 28-1 are effective for interim and annual periods ending after June 15, 2009. The provisions of FAS 107-1 and APB 28-1 are effective as of Voyager’s second quarter ended June 30, 2009; however, adoption did not have a material effect on Voyager’s financial condition, results of operations or cash flows.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS No. 165”). This standard establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued and will be applied to subsequent events not addressed in other applicable generally accepted accounting principles. SFAS No. 165, among other things, sets forth the period after the balance sheet date during which management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures an entity should make about events or transactions that occurred after the balance sheet date. SFAS No. 165 is effective for Voyager’s interim and annual financial periods ending after June 15, 2009. The provisions of SFAS No. 165 are effective as of Voyager’s second quarter ended June 30, 2009; however, adoption did not have a material effect on Voyager’s financial condition, results of operations or cash flows.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standard Codification and the Hierarchy of the Generally Accepted Accounting Principles — a replacement of SFAS No. 162” (“SFAS No. 168”), to become the source of authoritative U.S. generally accepted accounting principles recognized by the FASB to be applied by nongovernmental entities. SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Voyager does not believe that the adoption of SFAS No. 168 will have a material impact on Voyager’s financial condition, results of operations or cash flows.

Information regarding recently issued accounting standards issued prior to 2009 is included in Note 1 to Voyager’s Year-End Consolidated Financial Statements, which is included in this proxy statement/prospectus.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK FOR VOYAGER

Interest Rate Risk

Voyager does not have material interest rate risk. At December 31, 2008 and as of the date of this proxy statement/prospectus, Voyager did not have any interest rate forwards or option contracts outstanding.

Foreign Currency Risk

Voyager does not have material exposure to changes in foreign currency rates. At December 31, 2008 and as of the date of this proxy statement/prospectus, Voyager had no outstanding foreign currency forwards or option contracts.

DESCRIPTION OF VOYAGER’S COMMON STOCK

Below is a summary description of Voyager’s capital stock. This description is not complete. You should read the full text of Voyager’s amended and restated certificate of incorporation and amended bylaws, and the applicable provisions of Delaware law.

The authorized capital stock of Voyager consists of 50,000,000 shares of common stock, $0.001 par value, of which 29,874,145 shares were outstanding as of June 30, 2009.

Common Stock

Holders of Voyager common stock are entitled to one vote for each share on all matters voted upon by stockholders and have no preemptive or other rights to subscribe for additional securities of Voyager. Holders of Voyager common stock do not have the right to cumulatively vote their shares in the election of directors. Each share of Voyager common stock has an equal and ratable right to receive dividends when, as and if declared by Voyager’s board of directors out of assets legally available therefore. In the event of a liquidation, dissolution or winding up of Voyager, the holders of Voyager common stock will be entitled to share equally and ratably in the distribution of all of Voyager’s assets remaining available for distribution after satisfaction of all its liabilities and the payment of the liquidation preference of any outstanding preferred stock.

Provisions Affecting Change in Control

Certificate of Incorporation and Bylaw Provisions

Voyager’s amended and restated certificate of incorporation and amended bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control of Voyager. In particular, Voyager’s amended and restated certificate of incorporation and amended bylaws, as applicable, among other things:

•	Provide that special meetings of the stockholders may be called only by or at the direction of Voyager’s board of directors.

•	Provide advance notice procedures with respect to stockholder proposals and nominations of candidates for election as directors other than nominations made by or at the direction of Voyager’s board of directors. The business to be conducted at any meeting of stockholders will be limited to business properly brought before the meeting by or at the direction of Voyager’s board of directors or by a stockholder of record who has given timely written notice to Voyager’s secretary of the stockholder’s intention to bring business before the meeting.

•	Do not include a provision for cumulative voting in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in the board and, as a result, may have the effect of deterring a hostile takeover or delaying or preventing changes in control or management of Voyager.

•	Provide that vacancies on Voyager’s board of directors may be filled by a majority of directors in office, although less than a quorum, or the sole remaining director, and not by the stockholders.

These provisions are intended to enhance the likelihood of continuity and stability in the composition of Voyager’s board of directors and in the policies formulated by them, and to discourage certain types of transactions that may involve an actual or threatened change in control of Voyager. These provisions are designed to reduce Voyager’s vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for shares of Voyager common stock that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in Voyager’s management.

Delaware Statutory Provisions

Section 203 of the DGCL contains certain provisions that may make more difficult the acquisition of control of Voyager by means of a tender offer, open market purchase, proxy fight or otherwise. These provisions are designed to encourage persons seeking to acquire control of Voyager to negotiate with Voyager’s board of directors. However, these provisions could have the effect of discouraging a prospective acquirer from making a tender offer or otherwise attempting to obtain control of Voyager. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares or could depress the market price of the shares. See “DESCRIPTION OF HOLDINGS CAPITAL STOCK — Provisions Affecting Change in Control — Delaware Statutory Provisions” for information regarding Section 203 of the DGCL.

Voyager has opted out of Section 203 of the DGCL pursuant to its terms.

Transfer Agent and Registrar

The transfer agent and registrar for the Voyager common stock is Computershare.

Listing

Voyager common stock is quoted on the Pink Sheets.

VOYAGER COMPENSATION DISCUSSION AND ANALYSIS

The compensation structure for Voyager’s named executive officers reflects the unique circumstances it faced following the sale of PQBS in November 2006 and PQIL in February 2007. In light of these events, Voyager’s Compensation Committee has focused on the need to:

•	retain key executives during this uncertain period to achieve strategic objectives related to its remaining line of business;

•	complete the restatement of Voyager’s financial statements in compliance with applicable accounting standards as expeditiously as possible; and

•	settle various outstanding issues stemming from the restatement including shareholder lawsuits and a formal SEC investigation.

The emphasis of Voyager’s Compensation Committee on retention in order to maintain Voyager’s business and restate its financial statements resulted in a greater emphasis on short- and mid-term compensation, guaranteed minimum bonuses and retention agreements for Messrs. Surratt, Klausner, Buchardt, Asai and Campbell. The Committee developed certain of these arrangements for the named executive officers after extensive consultation with Frederic W. Cook & Company, the Committee’s independent compensation consultant. Certain retention agreements also reflect negotiations with Voyager’s creditors in 2006 and 2007, including regarding who should receive retention agreements and how and when payments should be made under those agreements. Bonus payments to Mr. Asai were provided in 2008 in connection with Voyager’s finalizing its Form 10-K reports for 2006 and 2007. In addition, Mr. Klausner and Mr. Buchardt were provided bonuses for 2008 in recognition of special achievements that were not recognized by the annual bonus formula. Mr. Campbell also was guaranteed a long-term incentive cash award. Except for Mr. Klausner’s stock appreciation rights awarded in 2007, no equity grants were made in 2007 or 2008.

Key Components of Compensation

The objective of Voyager’s compensation program has been to reward executives in a manner consistent with Voyager’s strategic objectives. Voyager’s compensation program for executive officers has consisted primarily of the following components:

•	base salary;

•	annual incentive compensation and bonuses;

•	benefits; and

•	severance.

Prior to 2008, equity awards were also a component of the compensation program.

Base Salary

Base salary is intended to provide a fixed component of compensation reflecting the named executive officer’s position and responsibilities. Voyager historically compared base salary as well as other compensation elements against base salary for comparable positions as a guideline for annual salary adjustments. No named executive officer received a base salary increase in 2008.

Annual Incentive Compensation and Bonuses

Annual incentive compensation for Voyager’s named executive officers has historically been based primarily on achieving pre-established financial goals. Recently, Voyager’s Compensation Committee has adjusted its approach based on Voyager’s challenges in light of the financial restatements and the contribution of each named executive officer. In addition, certain amounts of annual incentive compensation were guaranteed by Voyager.

For 2008, Voyager’s Compensation Committee established opportunities to earn short-term incentive compensation based on sales (60%) and earnings before interest, taxes, depreciation and amortization (40%). In prior years, revenue rather than sales was used as an incentive target, but Voyager shifted from revenue to sales to make the incentive targets consistent with targets for Voyager’s sales organizations and to have a more current business indicator. However, the general incentive compensation program was not material in determining the 2008 bonuses and non-equity incentive payments for the named executive officers. For 2008, bonuses and non-equity incentive payments to named executive officers were made as follows:

•	Mr. Surratt’s target bonus award for 2008 equal to $573,750 was guaranteed through June 20, 2008 under his amended retention agreement and the target bonus for the year was paid.

•	Mr. Buchardt’s bonus of $148,328 reflects his achievement of favorable results with respect to extraordinary and unusual legal matters that arose following Voyager’s need for restated financial statements.

•	Mr. Klausner’s bonus of $100,000 reflects his efforts in introducing additional products for Voyager Education and the continued growth in the Learning A-Z and ExploreLearning product lines.

•	Mr. Asai’s 2008 bonus of $230,000 was two performance bonuses of $115,000 each for completing and filing Voyager’s financial statements for each of fiscal year 2006 and fiscal year 2007.

•	Mr. Campbell’s 2008 bonus of $132,480 was comprised of an incentive award of $75,000 guaranteed as part of a retention letter, $42,480 as earned based on an average 96% achievement of revenue (weighted 60%) and earnings before interest, taxes, depreciation and amortization (weighted 40%) targets for EL and LAZ, and $15,000 as a discretionary bonus for reasonable performance in a difficult year.

Equity Awards

Historically, Voyager’s Compensation Committee has granted stock options to its executives as a long-term incentive award. Given that Voyager’s common stock was not traded on a national stock exchange during 2008, neither stock options nor other equity were considered an appropriate form of incentive compensation.

Benefits

Due to the change in Voyager’s size and complexity, the Committee terminated the Executive Deferred Compensation Plan, including the Supplemental Executive Retirement Plan (“SERP”). In lieu of maintaining the plan, the Committee provides a cash payment in lieu of the SERP benefit.

Severance

Voyager’s named executive officers had previously entered into agreements which provided severance protection. These severance arrangements continued during 2008. In addition, on February 25, 2009, Voyager’s Compensation Committee approved certain other changes to executive agreements, as described under “THE MERGERS — Interests of Voyager’s Directors and Officers in the Mergers.”

Stock Restrictions

As part of Voyager’s retention agreements, certain executives agreed not to sell or otherwise transfer shares of Voyager common stock within 90 days after their termination of employment without the express written consent of Voyager’s general counsel. Options granted in 2004 require Mr. Klausner to retain 50% of all after-tax gain relating to such options in shares of Voyager common stock until his termination of employment.

The retention agreements with certain executives provide that if any action or inaction by such executives constitutes grounds for termination for cause under the retention agreement, Voyager may recover all awards and payments made under the retention agreements.

Accounting and Tax

The Voyager Compensation Committee considers the tax and accounting consequences in structuring compensation as well as retention agreements, including, the tax implications associated with a change in control and certain terminations of deferred compensation programs. However, the Voyager Compensation Committee believes that it is important to preserve flexibility and maximize the effectiveness of Voyager’s executive compensation programs in a manner designed to retain and reward high-performing executives or promote strategic corporate goals and therefore tax and accounting consequences are not the sole determinant in structuring compensation.

VOYAGER EXECUTIVE COMPENSATION

The following tables contain information concerning the compensation paid to only the named executive officers of Voyager who are continuing with Holdings as either an officer or a director, which we refer to as the continuing officers and directors, for services rendered to Voyager during the years ended December 31, 2008, 2007 and 2006. The term “named executive officer” refers to an executive officer whose compensation is required to be disclosed in an SEC registrant’s proxy statement. All of the information included in these tables reflects compensation earned by the individuals for services performed for Voyager. All references in the following tables to stock options, restricted stock, restricted stock units, and other stock awards relate to awards granted by Voyager in regard to Voyager common stock.

The amounts and forms of compensation reported below do not necessarily reflect the compensation the continuing officers and directors will receive following the merger, which could be higher or lower, because historical compensation was determined by Voyager and future compensation levels will be determined by the compensation committee of Holdings’ board of directors and do not give effect to certain agreements entered into with Voyager after December 31, 2008.

Summary Compensation Table

The following table sets forth the total compensation paid or earned during the fiscal years ended December 31, 2008, December 29, 2007 and December 30, 2006 by each of the continuing officers and directors for services rendered to Voyager.

						Non-Equity
						Incentive	All
				Stock	Option	Plan	Other
Name and		Salary	Bonus	Awards	Awards	Compensation	Compensation	Total
Principal Position	Year	($)	($)(1)	($)(2)	($)(3)	($)	($)(4)	($)

Richard J. Surratt	2008	$721,812	$1,573,750	$55,557			$266,869	$2,617,988
President and Chief Executive	2007	$649,696	$1,973,750	$66,667			$378,963	$3,069,076
Officer	2006	$313,027	$150,000	$64,344	$335,079	$51,000	$201,472	$1,114,922

Ronald Klausner	2008	$578,582	$100,000		$753,364		$89,172	$1,521,118
President,	2007	$542,584	$75,000		$950,857		$105,363	$1,673,804
Voyager Expanded Learning	2006	$537,075			$868,146		$342,763	$1,747,984

Todd W. Buchardt	2008	$351,370	$148,328				$109,451	$609,149
Senior Vice President,	2007	$314,033	$313,500		$460,493		$109,831	$1,197,857
General Counsel and Corporate	2006	$300,742		$267,904	$384,076		$56,594	$1,009,316
Secretary

John Campbell	2008	$283,654	$90,000	$5,000		$42,480	$12,239	$433,373
Chief Operating Officer, Voyager Expanded Learning

(1)	In the case of Mr. Surratt, the amount earned in 2008 represents a payment of $573,750 with respect to his 2008 annual bonus and $1,000,000 cash paid in July 2008 in lieu of any equity grants in 2008, in accordance with the retention agreement dated February 1, 2007 which guaranteed such annualized bonus through June 30, 2008 and the cash payment in lieu of equity grants. Voyager’s Compensation Committee exercised its discretion to pay Mr. Klausner’s bonus in recognition of his efforts in introducing additional products in the Voyager Education segment and the continued growth of the Learning A-Z and ExploreLearnings product lines, even though the specific targets set for the Voyager Education segment were not met. The Compensation Committee also exercised its discretion to provide Mr. Buchardt a bonus in recognition of favorable results with respect to legal matters that arose following Voyager’s need for restatement of its financial statements.

(2)	The amounts reported in this column for each executive reflect the compensation costs for financial reporting purposes for the year under SFAS No. 123R for outstanding stock awards (other than stock options) granted in prior years. These are not amounts paid to or realized by the executive. Assumptions used in the calculation of these compensation costs are included in Notes 1 and 15 to Voyager’s Year-End Consolidated Financial Statements included elsewhere in this proxy statement/prospectus. However, pursuant to SEC rules, the amounts shown above do not reflect any assumption that a portion of this award will be forfeited.

(3)	The amounts reported in this column for each executive reflect the compensation costs for financial reporting purposes for the year under SFAS No. 123R for stock options granted in prior years. The 2008 amount for Mr. Klausner includes a stock option expense of $854,076 and a stock appreciation rights expense of negative $100,712. These are not amounts paid to or realized by the executive, and no amounts were paid in 2008. Assumptions used in the calculation of these compensation costs are included in Notes 1 and 15 to Voyager’s Year-End Consolidated Financial Statements included elsewhere in this proxy statement/prospectus. However, pursuant to SEC rules, the amounts above do not reflect any assumption that a portion of the awards will be forfeited and do not reflect a forfeiture of an amount expensed in a prior year. More information regarding outstanding stock options is set forth in the 2008 Outstanding Equity Awards at Fiscal Year-End Table.

(4)	See Voyager’s All Other Compensation Table (and footnotes thereto) for details.

(5)	The executives did not participate in any Voyager defined benefit pension plan and there were no above market or preferential earnings with respect to Voyager’s nonqualified deferred compensation plans. Information regarding Voyager’s deferred compensation plans is set forth under Voyager’s 2008 Nonqualified Deferred Compensation Table.

2008 All Other Compensation Table

			Cash			Other
			Awards in			Perq and
		Company	lieu of	Relocation	Tax	Personal
	Life Ins.	Contributions	SERP	Expenses	Reimbursement	Benefits
Name	Premiums	to 401(k)	(1)	(2)	(3)	(4)	Total

Richard J. Surratt	$2,106	$6,900	$124,477	$76,417	$56,969		$266,869
Ronald Klausner	$1,741	$6,900	$80,531				$89,172
Todd W. Buchardt	$962	$6,900	$101,589				$109,451
John Campbell	$478	$6,900			$1,361	$3,500	$12,239

(1)	Represents cash that would otherwise have been contributed to the executive’s supplemental executive retirement benefits account under Voyager’s Executive Deferred Compensation Plan, but was distributed directly to the executive as a current cash payment.

(2)	Pursuant to the terms of his February 1, 2007 employment agreement, Voyager agreed to reimburse Mr. Surratt for relocation expenses plus any loss on the sale of his residence in Ann Arbor, Michigan (up to a maximum of $150,000).

(3)	For Mr. Surratt, the tax reimbursement amount represents the tax gross up on relocation expenses. For Mr. Campbell, the tax reimbursement amount represents the tax gross up on those items described in footnote (4).

(4)	Mr. Campbell’s benefits include $36 for tax return preparation, $2,864 for home office equipment, $302 for internet services, and $298 for subscriptions to financial services or publications.

2008 Grants of Plan Based Awards

The following table sets forth information regarding the 2008 annual cash incentive programs and performance-based awards. No stock or options were granted in 2008.

	Estimated Future Payouts
	Under Non-Equity Incentive Plan Awards
Name	Threshold	Target	Maximum

Richard J. Surratt	—	—	—
Ronald Klausner	—	$375,952	—
Todd W. Buchardt	—	$148,328	—
John Campbell	—	$177,000	—

Employment and Severance Agreements

As mentioned under “VOYAGER COMPENSATION DISCUSSION AND ANALYSIS” and “— Potential Payments upon Termination or Change of Control,” certain Voyager executives entered into retention agreements which addressed bonus and severance. Certain of these retention agreements also provided for the grant of restricted stock subject to certain vesting requirements. Subsequently, the executives exchanged their right to restricted stock for a right to a cash award subject to the same vesting requirements.

Benefits

Voyager’s executives participate in many of the same benefits as are available to Voyager employees generally. Prior to 2007, certain Voyager executives were also able to defer the receipt of compensation under Voyager’s Executive Deferred Compensation Plan. Voyager also credited the deferral accounts of such executives with employer contributions of 15% of the executive’s base salary and bonus as a supplemental executive retirement benefit. Voyager’s Compensation Committee determined that for 2007 and thereafter, both to simplify Voyager’s benefit structure and to wind down the deferral plans, it would provide a cash payment to executives rather than provide a supplemental executive retirement benefit credit under Voyager’s Executive Deferred Compensation Plan. For those executives whose employment is terminated, a pro-rata cash payment for the portion of the year the executive was employed is made in lieu of a supplemental executive retirement benefit credit.

Prior to the negotiation of the retention agreements, Voyager provided certain perquisites to better enable it to attract and retain key executives. As part of the negotiation of the retention agreements with Messrs. Surratt, Klausner and Buchardt, Voyager’s Compensation Committee decided to provide an additional cash amount to executives rather than continue perquisites to executives with retention agreements and also provided that such additional cash amounts in lieu of perquisites would not be used to determine bonuses or other benefits determined by base salary. In addition, because of the unusual circumstances of the relocation of corporate headquarters, Voyager provided in 2008 certain benefits in connection with commuting costs and limited protection on the sale of a residence in appropriate circumstances. For example, such benefits were provided to Mr. Surratt in his employment agreement entered into when he became chief executive officer of Voyager.

Severance

In 2006 and 2007, Voyager’s Compensation Committee provided more extensive severance protection as part of the retention agreements negotiated with Messrs. Surratt, Klausner and Buchardt than Voyager’s general severance program or what was previously set forth in offer letters. Under the retention agreements, Mr. Surratt would receive two times his annual base salary for termination of employment in certain circumstances listed below entitling him to enhanced severance and one and one-half times his annual base salary for other terminations entitling him to severance under the retention agreements. A Voyager executive is generally entitled to enhanced severance under the retention agreement if his employment is terminated within two years after either:

•	a change in control; or

•	both an acquisition of at least 30% of Voyager’s outstanding voting stock and a change in the board of directors.

For Mr. Buchardt and Mr. Klausner, the base salary multiplier for severance is one and one-half times for enhanced severance and one times for other severance qualifying for payments.

In general, for the Voyager executive to obtain any severance, Voyager had to terminate the executive’s employment without cause or the executive had to terminate his employment for good reason as described in more detail under “— Executive Agreements.” For Mr. Buchardt’s executive retention agreement, the Compensation Committee approved a one-month period between December 29, 2007, and January 30, 2008, after certain transactions such as the sale of both PQBS and PQIL, during which the executive could voluntarily terminate employment and be treated as having good reason and therefore entitled to the enhanced severance. In Mr. Surratt’s 2007 employment agreement, the period was delayed six months until between June 30, 2008 and July 31, 2008. In 2008, Voyager extended throughout 2008 such period for Mr. Buchardt in order to encourage Mr. Buchardt to remain with Voyager given his extensive background and knowledge regarding Voyager’s legal issues. In 2009, Voyager further extended the period during which Mr. Buchardt could voluntarily terminate employment and be treated as having good reason.

As a safeguard for the Voyager executives, the retention agreements for Mr. Surratt and Mr. Buchardt required that if, following specified transactions, certain operating results were not achieved, an amount equal to the enhanced severance benefits be deposited to a trust. After the sale of PQBS and PQIL, this standard was triggered and amounts sufficient to fund such enhanced severance were deposited in a trust. Mr. Klausner’s agreement was entered into after the PQBS and PQIL transaction; thus, such transactions did not trigger enhanced severance protection or deposit of amounts into a trust for severance.

The retention agreements provide for pro-rata payment of bonuses in the year the executive is terminated in some circumstances. Voyager’s Compensation Committee determined that for 2007 and thereafter, it would provide a cash payment rather than a supplemental executive retirement benefit credit under Voyager’s Executive Deferred Compensation Plan for the year. For those executives who participated in Voyager’s Executive Deferred Compensation Plan (Messrs. Surratt, Klausner and Buchardt) whose employment is terminated during a year, a pro rata cash payment for the portion of the year the executive was employed is made in lieu of any additional supplemental executive retirement benefit credit. The retention agreements also provided for certain continuation of benefits under circumstances entitling the executive to severance.

Change in Control Triggers and Parachute Excise Tax Protection

In addition, upon a change in control, certain bonuses under Voyager’s agreements with its executives would be paid. Options other than the 2004 options granted to executives generally vest on a change in control. The stock appreciation rights granted to Mr. Klausner also vest upon a change in control.

As the 2004 option grants provided for a tax reimbursement provision if the executive incurred parachute excise taxes, the retention agreements of Messrs. Surratt, Klausner and Buchardt maintained that protection for Voyager’s executives, provided that no such gross-up payments were made prior to certain of Voyager’s loan agreements being repaid. This parachute tax gross-up provision was not included in Mr. Klausner’s retention agreement, although his 2004 option grant, which remains outstanding, had a parachute tax gross-up provision.

2008 Outstanding Equity Awards at Fiscal Year End

The following table summarizes the outstanding options and stock appreciation rights held by the continuing officers and directors at December 31, 2008. No continuing officer or director had any unvested or unearned stock awards at December 31, 2008 other than a portion of Mr. Klausner’s stock appreciation rights and Mr. Klausner’s 2004 option award.

2008 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

	Option Awards
				Equity Incentive
				Plan Awards:
		Number of	Number of	Number of
		Securities	Securities	Securities
		Underlying	Underlying	Underlying
		Unexercised	Unexercised	Unexercised	Option	Option
	Date of	Option (#):	Option (#):	Unearned	Exercise	Expiration
Name	Grant	Exercisable	Unexercisable	Option (#)(1)	Price ($)	Date(2)

Richard J. Surratt	—	—	—	—	—	—

Ronald Klausner	4/2/2003	100,000			$21.15	4/2/2009
	2/4/2004	—	—	440,000	30.97	2/4/2014
	4/24/2007 (3)	100,000	200,000	—	8.55	4/23/2012

Todd W. Buchardt	2/26/1999	24,000	—	—	33.13	2/26/2009
	10/12/2000	15,000	—	—	19.69	10/12/2010
	2/28/2001	18,000	—	—	22.95	2/28/2011
	3/6/2002	22,000	—	—	36.00	3/6/2012
	3/5/2003	19,700	—	—	18.31	3/5/2009

John Campbell	1/12/2004	9,000	—	—	30.08	1/12/2010

(1)	Unexercisable unearned options vest (i) based on performance determined on the basis of the rolling average of the fair market value of a share of Voyager common stock for a period of 90 consecutive trading days during the performance period or (ii) otherwise on the seventh year anniversary of the grant, provided the executive remains employed through such period. The stock price targets are consistent for all participants and range from $36.67 or $46.88 and above. The performance period for Mr. Klausner begins on January 1, 2005 and ended April 1, 2009. The performance period for Mr. Surratt and Mr. Buchardt begins on the grant date of November 2, 2005 and ended April 1, 2009. Mr. Surratt and Mr. Buchardt later agreed to a cancellation of their unexercisable unearned options.

(2)	On August 9, 2006, Voyager’s Compensation Committee extended the period of time that Mr. Klausner may exercise his outstanding vested stock options (other than his unexercisable unearned option grants) due to involuntary termination of employment by Voyager without cause or resignation for good reason up to 12 months after his termination but not beyond the original option expiration date.

(3)	Mr. Klausner received a grant of stock appreciation rights with respect to 300,000 shares of Voyager common stock on April 24, 2007. The base price for the SAR is $8.55, which was the closing price of a share of Voyager’s common stock on the grant date. The difference between the fair market value of a share of Voyager’s stock and the base price is payable on exercise in cash. The term of the SAR is five years, subject to earlier expiration in the event Mr. Klausner terminates employment under certain circumstances. Mr. Klausner will vest in 100,000 of the shares subject to this SAR on each of the first three anniversaries of the grant date, provided he remains continuously employed by Voyager on each such date. Notwithstanding the foregoing, vesting of the SAR will fully accelerate on a Change of Control of Voyager if he remains continuously employed on such date.

2008 Nonqualified Deferred Compensation

The table below describes individual credited earnings, withdrawals, and the aggregate balance as of the end of the year for each continuing officer and director under Voyager’s deferred compensation plans. No executive or company contributions were credited to the plan during 2008:

2008 NONQUALIFIED DEFERRED COMPENSATION TABLE

				Aggregate
		Aggregate	Aggregate	Balance at
		Earnings in 2008	Withdrawals/	2008 Fiscal
		Fiscal Year	Distributions	Year-End
Name	Plan	($)	($)	($)

Richard J. Surratt	Executive Deferred Compensation Plan(1)	5,459	54,898	—
Ronald Klausner	Executive Deferred Compensation Plan(1)	(31,882)	444,357	—
Todd W. Buchardt	Replacement Benefit Plan	4,636		100,955
John Campbell	—	—	—	—

(1)	The Voyager Executive Deferred Compensation Plan was terminated and all amounts were paid out by the end of 2008. The Voyager Executive Deferred Compensation Plan credited accounts of participants with deferrals by participants as well as supplemental executive retirement plan contributions by Voyager and adjusted account balances with earnings.

(2)	The Voyager replacement benefit plan was a plan that provided for amounts to be credited to certain highly compensated employees whose benefits under Voyager’s profit sharing plan were limited. No additional contributions were credited after December 31, 2000 under the replacement benefit plan but participants continue to receive an earnings adjustment. The earnings rate is determined each October 31 for the subsequent calendar year based on 120% of the 120-month rolling average of 10-year U.S. Treasury Notes. Upon a change of control of Voyager, the replacement benefit plan benefits are funded in a rabbi trust. Mr. Buchardt’s replacement benefit plan distribution will be paid in a lump sum after his termination of employment. Upon a change of control of Voyager, the replacement benefit plan benefits are funded in a rabbi trust.

Potential Payment Upon Termination or Change of Control

Executive Agreements

Voyager entered into formal retention agreements with each of the continuing officers and directors other than Mr. Campbell. Under those agreements, Voyager agreed to provide these executives with severance benefits upon certain terminations of employment. Mr. Klausner’s retention agreement was entered into in 2007 while the other executives entered into their retention agreements in 2006. Mr. Surratt’s retention agreement was expanded in 2007. Mr. Campbell entered into a severance letter agreement in 2007.

Retention Agreements

Severance Amounts.  Under Voyager’s retention agreements, if the executive’s employment is terminated without “Cause” or if the executive terminates employment for “Good Reason” at any time during a two-year period beginning on a Change of Control of Voyager, or an “Acquisition of at Least 30% of Voyager’s Outstanding Voting Stock and Board Change,” the executive would be entitled to the following enhanced severance benefits from Voyager, subject to signing a release in a form satisfactory to Voyager:

•	a single lump sum payment equal to a severance factor times his then current base salary; and

•	continued participation for up to a number of years equal to a severance factor in all medical, dental and vision plans in which the executive participates.

If the executive’s employment is terminated without “Cause” or the executive terminates employment for “Good Reason” and the executive is not entitled to enhanced severance benefits under the retention agreements as described above, then the severance factor is generally reduced. The severance factors for the Voyager executives are set forth below:

Name	Enhanced Severance (Years)	Regular Severance (Years)

Richard J. Surratt	2.0	1.5
Ronald Klausner	1.5	1.0
Todd W. Buchardt	1.5	1.0

Voyager executives other than Mr. Campbell have tax reimbursement protections for parachute excise taxes. Certain payments under the retention agreements are subject to such payments not violating certain terms imposed by the lenders.

Definitions

Change of Control.  For purposes of the retention agreements, the term “Change of Control of the Company” is defined to include:

•	mergers or business combinations in which Voyager’s existing stockholders do not continue to own more than 50% of Voyager;

•	stockholder approval of a plan of liquidation for Voyager (this criteria is not included in Mr. Klausner’s retention agreement);

•	certain events that result in the persons who are then the incumbent directors of Voyager ceasing to constitute a majority of Voyager’s board of directors; and

•	a sale, lease or transfer of substantially all of the assets of Voyager (an “Asset Sale”).

For purposes of the retention agreements, the term “Acquisition of at Least 30% of the Company’s Outstanding Voting Stock and Board Change” is defined to mean the acquisition by any person or group of persons of Voyager’s voting securities representing 30% or more of the total number of votes eligible to be cast at any election of the directors of Voyager and a change in the majority of the board of directors of Voyager.

Voyager determined that an Asset Sale occurred upon the completion of the sale of PQBS and PQIL and therefore a Change of Control of Voyager occurred upon the completion of such sales (in February 2007) for purposes of the retention agreements other than for Mr. Klausner whose agreement was entered into after such transaction. As provided by the retention agreements, a rabbi trust was thereafter established to fund the enhanced severance benefits of Messrs. Surratt and Buchardt.

Cause.  Under the retention agreements, “Cause” is defined to mean:

•	an act of fraud, embezzlement or theft in connection with the executive’s duties or in the course of the executive’s employment;

•	unreasonable neglect or refusal by the executive to perform the executive’s material duties after notice;

•	the executive engages in willful, reckless, or grossly negligent misconduct which is or may be materially injurious to Voyager; or

•	the executive’s conviction of or plea of guilty or nolo contendere to a felony.

Good Reason.  “Good Reason” is defined generally under the retention agreements for Messrs. Surratt, Klausner and Buchardt to mean:

•	the executive is no longer a direct report to Voyager’s Chief Executive Officer (or for Mr. Surratt, is no longer the Chief Executive Officer);

•	the executive is assigned any duties inconsistent in any material respect with his position, authority, duties or responsibilities, or any other action that results in a significant diminution in such position, authority, duties or responsibilities, unless the action is remedied by Voyager within ten days after receipt of notice;

•	the executive’s assignment for longer than six months to a location in excess of 50 miles from the executive’s then current office;

•	a reduction of the executive’s salary, or a reduction of the executive’s regular bonus target; or

•	a material failure to pay the executive’s salary, bonus, equity compensation or benefits under the retention agreement, without substitution of a benefit of at least equal value.

Solely for the purposes of determining entitlement to enhanced severance in retention agreements other than the retention agreements of Mr. Klausner, “Good Reason” also includes:

•	a reduction in the executive’s rate of total compensation, in the aggregate, after taking into account the executive’s salary, bonus, incentive compensation, equity compensation, fringe benefits, retirement benefits and any other benefits or an adverse change in the form or timing of the payment of the executive’s salary, bonus or accrued benefits under the deferred compensation plan, as in effect prior to a Change of Control (other than an Asset Sale or an Acquisition of Greater than 30% of Voyager’s Outstanding Voting Stock and Board Change); or

•	the executive’s resignation from Voyager for any reason between December 29, 2007 and January 30, 2008 following an Asset Sale; however, the period during which the executive could voluntarily resign for Good Reason was subsequently renegotiated for Mr. Surratt to be delayed until June 30, 2008 to July 31, 2008 in connection with his becoming the Chief Executive Officer and for Mr. Buchardt was renegotiated to be throughout 2008 to encourage him to remain with Voyager in 2008 and in 2009, further renegotiated to provide for a voluntary resignation for Good Reason at any time.

The retention agreements provide that “Good Reason” does not exist due solely to a diminution of the business of Voyager or any of its affiliates, including, without limitation, a sale or other transfer of property or other assets of Voyager or any of its affiliates, or a reduction in the executive’s business unit’s head count or budget, or a suspension of the executive’s position, job functions, authorities, duties and responsibilities while on paid administrative leave due to a reasonable belief that the executive has engaged in conduct constituting “Cause.”

Severance Letter Agreement

Pursuant to his severance letter agreement, Mr. Campbell is entitled to one year base salary paid according to the regular payroll cycle and continued group medical, dental and vision insurance coverage at the same cost as active employees if his employment is terminated involuntarily without cause prior to December 31, 2009. If an involuntary termination of his employment occurs effective on or after January 1, 2010, his severance term is reduced from one year to six months. Pursuant to a 2007 letter agreement, Mr. Campbell was entitled to a long term incentive of $150,000 payable $75,000 on each of January 1, 2008 and January 1, 2009. On February 25, 2009, the Compensation Committee approved a bonus for Mr. Campbell equal to $265,000 payable March 1, 2010 if a change of control occurs during 2009 and Mr. Campbell does not voluntarily terminate his employment or have his employment terminated for cause before March 1, 2010.

Subsequent Events

In addition to the bonus approved for Mr. Campbell, on February 25, 2009 Voyager’s Compensation Committee approved certain other changes to the executive agreements as described under “THE MERGERS — Interests of Voyager Officers and Directors in the Mergers.”

Table

The potential payments upon termination or change of control for the continuing officers and directors are set forth below. For purposes of this table, 2008 fiscal year end base salary and 2008 incentive awards were used.

The table below sets forth an estimate of the payments that would have been made to Messrs. Surratt, Klausner and Campbell upon a termination of employment or Change of Control as of December 31, 2008.

2008 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL TABLE

		Non-Change	Change of
		of Control	Control
		Termination	Termination
		w/o Cause or	w/o Cause or
		for Good	for Good			Change of
Name	Benefit	Reason	Reason	Death	Disability	Control

Richard J. Surratt	Severance(1)	$1,012,500	$1,350,000	$—	$—	$—
	Annual Incentive(2)	573,500	573,500	573,500	573,500	573,500
	Benefit Continuation(3)	15,615	20,281	—	—	—
	280G Tax Gross Up(4)	—	—	—	—	—
	Total:	$1,601,615	$1,943,781	$573,500	$573,500	$573,500

Ronald Klausner	Severance(1)	$537,075	$805,613	$—	$—	$—
	Annual Incentive(2)	375,953	375,953	375,953	375,953	375,953
	Benefit Continuation(3)	8,797	13,195	—	—	—
	280G Tax Gross Up(4)	—	—	—	—	—
	Total:	$921,825	$1,194,761	$375,953	$375,953	$375,953
Todd W. Buchardt	Severance(1)	$296,656	$444,984	$—	$—	$—
	Annual Incentive(2)	148,328	148,328	148,328	148,328	148,328
	Benefit Continuation(3)	10,411	15,616	—	—	—
	280G Tax Gross Up(4)	—	—	—	—	—
	Total:	$455,395	$608,928	$148,328	$148,328	$148,328

John Campbell	Severance(1)	$295,000	$295,000	$—	$—	$—
	Annual Incentive(5)	75,000	75,000	—	—	340,500
	Benefit Continuation(3)	7,555	7,555	—	—	—
	Total:	$377,555	$377,555	$—	$—	$340,500

(1)	Severance is calculated pursuant to their agreements as though the event occurred December 31, 2008.

(2)	Assumes the effective date of termination is December 31, 2008 and that the pro-rata payment under the Annual Incentive is equal to the award paid for the year.

(3)	The benefit continuation number is an estimate of the cost of health coverage continuation for the severance factor period described above with respect to the retention agreements. The number for Mr. Klausner sets forth the estimate of the cost of health coverage for one year since it was customary for Voyager to provide executives with health coverage for a period corresponding to their severance amount period. Voyager provides benefits on active-employee terms during the severance period.

(4)	Some payments received prior to December 31, 2008 could be treated as contingent on a change of control, if one were to occur on December 31, 2008. The estimated gross-up payment includes restoration of excise tax due on any such payments as well as the parachute portion of the payments shown on this table.

(5)	Mr. Campbell’s bonus was guaranteed to be at least 150% of his target bonus if Voyager were sold in 2008.

SECURITY OWNERSHIP OF VOYAGER BY CERTAIN BENEFICIAL OWNERS

Set forth below is certain information as of June 30, 2009, with respect to the beneficial ownership determined in accordance with Rule 13d-3 under the Exchange Act of shares of Voyager common stock by (1) each person who, to Voyager’s knowledge, is the beneficial owner of more than five percent of Voyager’s outstanding common stock, (2) each director of Voyager, (3) each of the named executive officers of Voyager and (4) all of Voyager’s executive officers and directors as a group. Unless otherwise stated, the business address of each person listed is 1800 Valley View Lane, Suite 400, Dallas, Texas 75234.

The term “beneficial ownership” means that a person has, or may have within 60 days, the sole or shared power to vote or direct the voting of a security and/or the sole or shared investment power with respect to a security (i.e., the power to dispose or direct the disposition of a security). The beneficial ownership is calculated based on 29,874,145 shares of Voyager common stock outstanding as of June 30, 2009. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power, or shares voting and investment power with his or her spouse under applicable community property laws, with respect to all shares of capital stock listed as owned by that person.

	Number of Shares	Percent of Shares
Name and Address of Beneficial Owner	Beneficially Owned	Beneficially Owned

Foxhill Capital, LLC(1)	4,578,935	15.3%
502 Carnegie Center Suite 104 Princeton, New Jersey 08540
SPO Partners & Co. (2,3)	3,521,612	11.8%
591 Redwood Highway Suite 3215 Mill Valley, CA 94941
SPO Advisory Corp. (2,4)	3,072,500	10.3%
591 Redwood Highway Suite 3215 Mill Valley, CA 94941
Sterling Capital Management LLC(5)	2,299,530	7.7%
Two Morrocroft Centre 4064 Colony Road, Ste 300 Charlotte, NC 28211
Wells Fargo & Company(6)	2,996,441	10.0%
420 Montgomery Street San Francisco, CA 94104
Keystone, Inc.(7)	2,613,000	8.6%
3100 Texas Commerce Tower 201 Main Street Fort Worth, TX 76102
Columbia Wanger Asset Management, L.P.(8)	2,000,000	6.7%
227 West Monroe Street, Ste 3000 Chicago, IL 60606
Morgan Stanley(9)	2,363,763	7.9%
1585 Broadway New York, NY 10036
RBF Capital, LLC(10)	1,512,000	5.1%
100 Drakes Landing Road, Suite 300 Greenbrae, CA 94904
William E. Oberndorf(11)	3,521,612	11.8%
Todd W. Buchardt(12)	60,805	*
Ronald D. Klausner	3,504	*
David G. Brown(13)	16,543	*
Gary L. Roubos(14)	15,076	*

	Number of Shares	Percent of Shares
Name and Address of Beneficial Owner	Beneficially Owned	Beneficially Owned

John F. Campbell(15)	12,256	*
Frederick Schwab(16)	7,197	*
Richard Surratt	6,840	*
James P. Roemer(17)	4,284	*
Bradley C. Almond	0	*
All directors and executive officers as a Group (14 persons)(18)	3,648,117	12.17%

*	Less than 1%

(1)	This information is based on a Schedule 13D filed with the SEC on January 28, 2009.

(2)	This information is based on a Schedule 13D/A filed with the SEC on August 12, 2008.

(3)	Includes 437,998 shares that William E. Oberndorf may be deemed to beneficially own through his control of family trusts and also includes options to purchase 11,114 shares that are currently exercisable.

(4)	As general partner of SF Advisory Partners, L.P., SPO Partners II, L.P. and SPO Advisory Partners L.P., SPO Advisory Corp. may be deemed to share investment and voting control with respect to these shares. Messrs. William Oberndorf, John Scully, William Patterson and Edward McDermott are the controlling persons of SPO Advisory Corp.

(5)	This information is based on a Schedule 13G/A filed with the SEC on January 22, 2009.

(6)	This information is based on a Schedule 13G/A filed with the SEC on March 10, 2009.

(7)	This information is based on a Schedule 13G/A filed with the SEC February 4, 2003.

(8)	This information is based on a Schedule 13G filed with the SEC on January 12, 2007.

(9)	This information is based on a Schedule 13G filed with the SEC on February 17, 2009.

(10)	This information is based on a Schedule 13G filed with the SEC on May 1, 2009.

(11)	Mr. Oberndorf through relationships with SPO Advisory Corp., SPO Advisory Partners, L.P. and SF Advisory Partners, L.P., may be deemed to share investment and voting control with respect to 3,072,500 shares. Includes 437,998 shares that Mr. Oberndorf may be deemed to beneficially own through his control of family trusts and includes an additional 11,114 shares granted under Voyager’s stock option plans, which are currently exercisable.

(12)	Includes 55,000 options to purchase shares held by Mr. Buchardt, granted under Voyager’s stock option plans, which are currently exercisable.

(13)	Includes 11,114 options to purchase shares held by Mr. Brown, granted under Voyager’s stock option plans, which are currently exercisable.

(14)	Includes 11,114 options to purchase shares held by Mr. Roubos, granted under Voyager’s stock option plans, which are currently exercisable.

(15)	Includes 9,000 options to purchase shares held by Mr. Campbell, granted under Voyager’s stock option plans, which are currently exercisable.

(16)	Includes 4,284 options to purchase shares held by Mr. Schwab, granted under Voyager’s stock option plans, which are currently exercisable.

(17)	Includes 4,284 options to purchase shares held by Mr. Roemer, granted under Voyager’s stock option plans, which are currently exercisable.

(18)	Percentage is based upon 29,874,145 aggregate shares of common stock outstanding as of June 30, 2009, as adjusted to reflect options that are exercisable within 60 days of that date. As of the date of this proxy statement/prospectus, all stock options beneficially owned by the group are out-of-the-money because the current stock price is less than the exercise price for all of the vested options.

PROPOSAL TO ADJOURN THE VOYAGER SPECIAL MEETING

Although it is not currently expected, the Voyager special meeting may be adjourned or postponed for the purpose of soliciting additional proxies. Any adjournment may be made without notice, other than by an announcement made at the Voyager special meeting of the time, date and place of the adjourned meeting. For the proposal to adjourn the special meeting, if necessary or appropriate to solicit additional proxies, abstentions and broker non-votes will count for the purpose of determining whether a quorum is present at the special meeting. The affirmative vote of holders of a majority of the shares of Voyager common stock present and entitled to vote is required in order to approve the adjournment proposal. Abstentions will count as shares present and entitled to vote on the proposal to adjourn the meeting. Broker non-votes, however, will not count as shares entitled to vote on the proposal to adjourn the meeting. As a result, abstentions will have the same effect as a vote against the proposal to adjourn the meeting and broker non-votes will have no effect on the vote to adjourn the special meeting. Any signed proxies received by Voyager in which no voting instructions are provided on such matter will be voted “FOR” an adjournment of the special meeting, if necessary or appropriate to solicit additional proxies.

Any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies will allow Voyager stockholders who have already sent in their proxies to revoke them at any time prior to their use at the Voyager special meeting as adjourned or postponed.

The Voyager board of directors recommends that stockholders vote “FOR” the adjournment of the Voyager special meeting, if necessary or appropriate, to solicit additional proxies.

STOCKHOLDER PROPOSALS

Stockholder Proposals for Holdings’ Year 2010 Annual Meeting

Holdings will hold an annual stockholder meeting in the year 2010, assuming that the mergers are completed. Any stockholder who wishes to submit a proposal for inclusion in the proxy materials to be distributed by Holdings in connection with Holdings’ 2010 annual meeting of stockholders must submit such proposal to Holdings a reasonable time before Holdings begins to print its proxy statement for Holdings’ 2010 annual stockholder meeting. Holdings will publicly announce the date of its 2010 annual stockholder meeting in advance, so that stockholders will be able to determine when proposals must be submitted for inclusion in Holdings’ 2010 proxy statement. In addition, Holdings’ bylaws, a copy of which is attached as Annex D to this proxy statement/prospectus, contain an advance notice procedure for stockholders to bring business before an annual stockholder meeting. This advance notice procedure generally requires that a stockholder interested in presenting a proposal for action at Holdings’ 2010 annual meeting of stockholders must deliver written notice of the proposal, together with certain specified information relating to such stockholder’s identity and ownership of common stock of Holdings, not earlier than the 120th day prior to such meeting and not later than the later of (i) the 90th day prior to such annual meeting and (ii) the 10th day following the date on which public announcement of the meeting is first made by Holdings. Any such stockholder proposal should be sent by mail to Secretary, Cambium Learning Group, Inc., c/o Veronis Suhler Stevenson, 350 Park Avenue, New York, New York 10022.

Stockholder Proposals for Voyager’s Year 2009 Annual Meeting

Voyager will hold an annual stockholder meeting with respect to the year 2009 only if the merger agreement has been terminated. Any stockholder who wishes to submit a proposal for inclusion in the proxy materials to be distributed by Voyager in connection with Voyager’s 2009 annual meeting of stockholders must submit the proposal to Voyager a reasonable time before Voyager begins to print its proxy statement for Voyager’s 2009 annual stockholder meeting. If the merger agreement is terminated, Voyager will publicly announce the date of its 2009 annual stockholder meeting in advance, so that stockholders will be able to judge when proposals must be submitted for inclusion in Voyager’s 2009 proxy statement. In addition, Voyager’s bylaws contain an advance notice procedure for stockholders to bring business before an annual stockholder meeting. This advance notice procedure generally requires that a stockholder interested in presenting a proposal for action at Voyager’s 2009 annual meeting of stockholders must deliver written notice of the proposal, together with the following information relating to the proposal: (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting the business at the meeting, (ii) the name and address, as they appear on Voyager’s books, of the stockholder proposing the business, (iii) the class and number of shares of Voyager which are beneficially owned by the stockholder and (iv) any material interest of the stockholder in the business, no later than the tenth calendar day following the calendar day on which public announcement of the date of the Voyager 2009 stockholder meeting is first made by Voyager. Any stockholder proposal should be sent by mail to Corporate Secretary, Voyager Learning Company, 1800 Valley View Lane, Suite 400, Dallas, Texas 75234.

LEGAL MATTERS

Lowenstein Sandler PC, New York, New York, legal counsel to Holdings and Cambium, will provide an opinion for Holdings regarding the validity of the shares of Holdings offered by this proxy statement/prospectus. It is a condition to Cambium’s completion of the mergers that Cambium receive an opinion from Lowenstein Sandler PC to the effect that the mergers, taken together, will be treated as a transaction described in Section 351 of the Internal Revenue Code, and a condition to Voyager’s completion of the mergers that Voyager receive an opinion from McDermott Will & Emery LLP, Chicago, Illinois, to the effect that the mergers, taken together, will be treated as a transaction described in Section 351 of the Internal Revenue Code.

EXPERTS

Cambium

The consolidated financial statements and schedule of VSS-Cambium Holdings, LLC as of and for the year ended December 31, 2008 included in the Proxy Statement of Voyager Learning Company and made a part of this Prospectus and Registration Statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accounting firm, upon the authority of said firm as experts in giving said report.

The consolidated financial statements of VSS-Cambium Holdings, LLC (Successor basis) at December 31, 2007 and for the period from January 29, 2007 (inception) through December 31, 2007 (Successor basis), the period from January 1, 2007 to April 11, 2007 (Predecessor basis) and the year ended December 31, 2006 (Predecessor basis), included in the Proxy Statement of Voyager Learning Company, which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Voyager

The consolidated financial statements and schedule of Voyager as of December 31, 2008 and December 29, 2007, and for each of the years in the two-year period ended December 31, 2008, included in this proxy statement/prospectus and in the related registration statement, have been audited by Whitley Penn LLP, independent registered public accounting firm, as set forth in its report included herein. Such consolidated financial statements and schedule are included herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing. The report on the consolidated financial statements refers to a separate report, with an unqualified opinion and dated March 5, 2009, related to Whitley Penn LLP’s audit of Voyager’s internal control over financial reporting and also refers to a change in the method of accounting for uncertainty in income taxes as of December 31, 2006.

The consolidated financial statements of Voyager for the year ended December 30, 2006 have been included in this proxy statement/prospectus and in the related registration statement in reliance upon the report of KPMG LLP (“KPMG”), independent registered public accounting firm, appearing in this proxy statement/prospectus and elsewhere in the related registration statement, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 30, 2006 financial statements refers to a change to the method of accounting for share-based payments in 2006.

Voyager has agreed to indemnify and hold KPMG harmless from and against any and all legal costs and expenses incurred by KPMG in the successful defense of any legal action or proceeding that arises as a result of KPMG’s consent to the inclusion of its audit report covering the financial statements of Voyager for the year ended December 30, 2006 included in this proxy statement/prospectus and in the related registration statement.

WHERE YOU CAN FIND MORE INFORMATION

Voyager files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Voyager at the SEC’s public reference room, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The public filings filed by Voyager are also available to the public from commercial document retrieval services and on the website maintained by the SEC at http://www.sec.gov. You may also obtain these documents free of charge by requesting them in writing or by telephone at the following address:
Shannan Overbeck
Voyager Learning Company
Public and Investor Relations
1800 Valley View Lane, Suite 400
Dallas, Texas 75234
Telephone (214) 932-9476

Voyager stockholders should contact Voyager Public and Investor Relations at the address or telephone number listed above with any questions about the mergers.

Cambium is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act. Accordingly, Cambium does not file documents with the SEC. If Cambium’s stockholder has any questions about the mergers, such stockholder should contact Scott J. Troeller in writing or by telephone at the following address: c/o Veronis Suhler Stevenson, 350 Park Avenue, New York, New York 10022.

Holdings has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to the securities to be issued to Cambium and Voyager stockholders pursuant to the mergers. This proxy statement/prospectus constitutes the prospectus of Holdings filed as part of the registration statement. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because some parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.

Voyager stockholders should rely only on the information contained in this proxy statement/prospectus to vote their shares at the special meetings. Holdings, Cambium and Voyager have not authorized anyone to provide you with information that differs from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated [     ], 2009. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date, and neither the delivery of this document nor any distribution of securities made under this document shall, under any circumstances, create an implication that there has been no change in the affairs of Holdings, Cambium or Voyager since the date of this document or that the information contained or incorporated by reference into this document is correct as of any time subsequent to the date of this document.

THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION.

INDEX TO FINANCIAL STATEMENTS

Cambium

Report of Independent Registered Public Accounting Firm	F-2
Report of Independent Registered Public Accounting Firm	F-3
Balance Sheets as of June 30, 2009 (unaudited), December 31, 2008 and December 31, 2007	F-4
Statements of Operations for the Successor Six Months Ended June 30, 2009 and 2008 (unaudited), the Successor Year ended December 31, 2008, the Successor Period from January 29, 2007 (inception) through December 31, 2007, the Predecessor Period from January 1, 2007 through April 11, 2007 and the Predecessor Year Ended December 31, 2006
F-5
Statements of Stockholders’ Equity for the Successor Six Months Ended June 30, 2009 and 2008 (unaudited), the Successor Year ended December 31, 2008, the Successor Period from January 29, 2007 (inception) through December 31, 2007, the Predecessor Period from January 1, 2007 through April 11, 2007 and the Predecessor Year Ended December 31, 2006
F-6
Statements of Cash Flows for the Successor Six Months Ended June 30, 2009 and 2008 (unaudited), the Successor Year ended December 31, 2008, the Successor Period from January 29, 2007 (inception) through December 31, 2007, the Predecessor Period from January 1, 2007 through April 11, 2007 and the Predecessor Year Ended December 31, 2006
F-8
Notes to Consolidated Financial Statements	F-10

Voyager

Interim Consolidated Financial Statements:

Condensed Consolidated Statements of Operations for the Six Months Ended June 30, 2009 and June 30, 2008 (unaudited)	F-50
Condensed Consolidated Balance Sheets as of June 30, 2009 (unaudited) and December 31, 2008	F-51
Condensed Consolidated Statements of Cash Flows for the Six Months ended June 30, 2009 and June 30, 2008 (unaudited)	F-52
Condensed Consolidated Statement of Shareholders’ Equity for the Six Months ended June 30, 2009 (unaudited)	F-53
Notes to Condensed Consolidated Financial Statements (unaudited)	F-54

Year-End Consolidated Financial Statements:

Reports of Independent Registered Public Accounting Firms	F-62
Consolidated Statements of Operations for the Years ended December 31, 2008, December 29, 2007 and December 30, 2006	F-64
Consolidated Balance Sheets as of December 31, 2008 and December 29, 2007	F-65
Consolidated Statements of Cash Flows for the Years ended December 31, 2008, December 29, 2007 and December 30, 2006	F-66
Statements of Shareholders’ Equity (Deficit) for the Years ended December 31, 2008, December 29, 2007 and December 30, 2006	F-67
Notes to Consolidated Financial Statements	F-68

Pro Forma

Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2009	152
Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2008	153
Unaudited Pro Forma Condensed Combined Statement of Operations for the Six Months Ended June 30, 2009	154
Notes to Unaudited Condensed Combined Financial Statements	155

Note: Cambium Learning Group, Inc. (f/k/a Cambium-Voyager Holdings, Inc.), or Holdings, was formed in 2009 solely for the purpose of effecting the business combination of Cambium and Voyager. Holdings will not engage in any business prior to the effective time of the mergers other than to take the steps necessary to effect the mergers. As a result, the consolidated financial statements of Holdings have not been presented in this proxy statement/prospectus. Upon completion of the mergers, the historical consolidated financial statements of Cambium will constitute the historical consolidated financial statements of Holdings.

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Members of VSS-Cambium Holdings, LLC:

We have audited the accompanying consolidated balance sheet of VSS-Cambium Holdings, LLC (a Delaware limited liability company) and subsidiaries (the “Company”) as of December 31, 2008, and the related consolidated statements of operations, members’ equity, and cash flows for the year then ended. Our audit of the basic financial statements included the financial statement schedule, Schedule II: Valuation and Qualifying Accounts for the year ended December 31, 2008 listed in the index appearing under Item 21(b). These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of VSS-Cambium Holdings, LLC and subsidiaries as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally acceptable in the United States of America. Also, in our opinion, the related financial statement schedule for the year ended December 30, 2008, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Grant Thornton LLP

Boston, Massachusetts
October 8, 2009 except for
Note S, as to which
the date is October 29, 2009

Report of Independent Registered Public Accounting Firm

The Board of Managers and Stockholders of VSS-Cambium Holdings, LLC

We have audited the accompanying consolidated balance sheet of VSS-Cambium Holdings, LLC (Successor basis) as of December 31, 2007 and the related consolidated statements of operations, stockholders’/members’ equity, and cash flows for the period from January 29, 2007 (inception) through December 31, 2007 (Successor basis), the period from January 1, 2007 to April 11, 2007 (Predecessor basis) and the year ended December 31, 2006 (Predecessor basis). In connection with our audits of the consolidated financial statements, we have also audited financial statement schedule II for the period from January 29, 2007 (inception) through December 31, 2007 (Successor basis), the period from January 1, 2007 to April 11, 2007 (Predecessor basis) and the year ended December 31, 2006 (Predecessor basis). Our audits also included the financial statement schedule listed in the index in Item 21(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of VSS-Cambium Holdings, LLC (Successor basis) at December 31, 2007 and the consolidated results of its operations and its cash flows for the period from January 29, 2007 (inception) through December 31, 2007 (Successor basis), the period from January 1, 2007 to April 11, 2007 (Predecessor basis) and the year ended December 31, 2006 (Predecessor basis), in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note B to the consolidated financial statements, on January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109.

/s/ Ernst & Young LLP

Boston, Massachusetts
September 3, 2008
Except for Notes H and S,
relating to 2006 and 2007,
as to which the date is October 8, 2009

VSS-CAMBIUM HOLDINGS, LLC

Consolidated Balance Sheets

	June 30,	December 31,
	2009	2008	2007
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$6,386,857	$2,418,071	$1,206,246
Accounts receivable, net of allowance for bad debts of $159,280 and sales returns of $200,351 at June 30, 2009 and net of allowance for bad debts of $505,682 and sales returns of $200,351 in 2008 and net of allowance for bad debts of $489,695 and sales returns of $205,464 in 2007	8,783,897	10,550,011	9,508,735
Inventories	13,049,633	12,850,392	9,698,171
Deferred tax assets	7,399,547	4,617,636	5,362,054
Prepaid expenses	1,686,877	1,180,600	825,544

Total current assets	37,306,811	31,616,710	26,600,750
Property, plant and equipment, net	17,929,058	18,310,361	18,808,134
Pre-publication costs	4,399,494	3,838,138	2,685,338
Author advances	64,557	57,180	56,323
Goodwill	107,268,162	116,373,162	192,287,323
Other intangible assets, net	87,102,062	98,596,291	123,408,901
Property held for sale	742,500	1,577,700	—
Other long-term assets	108,016	108,016	5,291,534

Total assets	$254,920,660	$270,477,558	$369,138,303

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Notes payable — line of credit	$15,000,000	$5,000,000	$—
Current portion of long-term debt	4,239,466	1,280,000	1,280,000
Accounts payable	3,164,055	3,035,339	5,976,467
Royalties payable	1,522,531	1,431,859	1,433,421
Accrued compensation	1,075,031	1,613,278	2,234,239
Income tax payable	—	—	298,893
Deferred revenue	1,120,604	1,479,525	1,429,521
Other accrued expenses	3,334,572	2,519,674	4,196,101

Total current liabilities	29,456,259	16,359,675	16,848,642
Long-term debt, less current portion	150,813,173	153,787,018	176,401,960
Co-development liability	359,942	577,655	780,092
Deferred revenue	384,597	430,353	—
Deferred tax liabilities	11,335,232	15,166,488	29,436,235
Deferred compensation	137,080	182,254	269,020
Building lease liability	12,804,444	12,960,221	13,239,336
Fair value of interest rate swap	1,787,968	2,381,978	1,534,379
Other	385,410	427,930	548,632

Total liabilities	207,464,105	202,273,572	239,058,296
Commitments and contingencies (Note N)
Members’ equity:
Member’s interest	151,707,432	151,707,432	144,023,857
Accumulated deficit	(104,250,877)	(83,503,446)	(13,943,850)

Total members’ equity	47,456,555	68,203,986	130,080,007

Total liabilities and members’ equity	$254,920,660	$270,477,558	$369,138,303

The accompanying notes are an integral part of the financial statements.

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Consolidated Statements of Operations

				Successor Period	Predecessor Period
	Six Months Ended		Year Ended	from January 29, 2007	from January 1, 2007	Predecessor Period
	June 30,		December 31,	(Inception) through	through	Year Ended
	2009	2008	2008	December 31, 2007	April 11, 2007	December 31, 2006
	(Unaudited)
Net Sales
Product sales	$32,258,370	$41,266,202	$89,206,979	$71,266,614	$15,237,950	$92,881,082
Service revenues	4,511,143	5,525,410	10,524,413	9,580,707	3,175,558	13,542,418

Total sales	36,769,513	46,791,612	99,731,392	80,847,321	18,413,508	106,423,500
Cost and expenses
Cost of product sales, excluding pre-publication, publishing rights, trademarks and developed technology amortization	9,513,205	12,608,491	26,611,566	24,995,845	5,633,015	31,712,624
Pre-publication, publishing rights, trademark and developed technology amortization	8,982,686	8,574,000	17,295,599	12,842,070	3,511,795	11,335,271
Cost of service revenues	3,331,942	3,775,136	7,462,585	6,312,392	1,908,206	8,257,992

Total cost of sales	21,827,833	24,957,627	51,369,750	44,150,307	11,053,016	51,305,887
Selling and administrative	20,119,848	24,238,940	44,628,286	29,926,744	20,814,785	45,636,349
Other intangible asset amortization	3,253,833	4,320,885	8,649,892	7,228,665	310,918	1,013,098
Acquired in-process research and development	—	—	—	890,000	—	—
Embezzlement and related expenses (Note A)	(120,467)	6,504,569	7,253,985	5,731,671	999,516	3,261,132
Goodwill impairment	9,105,000	—	75,966,164	—	—	—

Total cost and expenses	54,186,047	60,022,021	187,868,077	87,927,387	33,178,235	101,216,466

(Loss) income from operations	(17,416,534)	(13,230,409)	(88,136,685)	(7,080,066)	(14,764,727)	5,207,034
Interest and other expenses, net	(9,746,900)	(8,990,887)	(19,415,241)	(14,689,090)	(741,522)	(1,364,117)
Gain from settlement with previous stockholders	—	—	30,202,083	—	—	—
Loss on extinguishment of debt	—	—	(5,632,544)	—	—	—

(Loss) income from operations before taxes	(27,163,434)	(22,221,296)	(82,982,387)	(21,769,156)	(15,506,249)	3,842,917
Income tax (benefit) provision	(6,416,003)	(8,444,093)	(13,422,791)	(7,838,647)	(3,694,058)	3,403,242

Net (loss) income	$(20,747,431)	$(13,777,203)	$(69,559,596)	$(13,930,509)	$(11,812,191)	$439,675

The accompanying notes are an integral part of the financial statements.

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Consolidated Statement of Stockholders’ Equity

	Series A Convertible				Additional
	Preferred Stock		Common Stock		Paid in	Accumulated
	Shares	Value	Shares	Par Value	Capital	Deficit	Total

Predecessor Period
Balance at December 31, 2005	73,050,000	$73,005,093	2,720,718	$27,207	$2,693,511	$(10,105,597)	$65,620,214
Beneficial conversion related to preferred stock	—	—	—	—	3,016,000	(3,016,000)	—
Issuance of preferred stock	11,650,000	11,650,000	—	—	—	—	11,650,000
Stock-based compensation	—	—	—	—	1,185,442	—	1,185,442
Net income	—	—	—	—	—	439,675	439,675

Balance at December 31, 2006	84,700,000	84,655,093	2,720,718	27,207	6,894,953	(12,681,922)	78,895,331
Stock-based compensation	—	—	—	—	(68,967)	—	(68,967)
Conversion of preferred stock to common stock	(84,700,000)	(84,655,093)	84,700,000	84,700	84,570,393	—	—
Net loss	—	—	—	—	—	(11,812,191)	(11,812,191)

Balance at April 11, 2007	—	$—	87,420,718	$111,907	$91,396,379	$(24,494,113)	$67,014,173

The accompanying notes are an integral part of the financial statements.

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Consolidated Statements of Members’ Equity

	Members’	Accumulated
	Interest	Deficit	Total

Successor Period
Balance at January 29, 2007 (inception):
Capital contribution by members	$144,023,857	$—	$144,023,857
Distribution to members	—	(13,341)	(13,341)
Net loss	—	(13,930,509)	(13,930,509)

Balance at December 31, 2007	144,023,857	(13,943,850)	130,080,007
Capital contribution by members	7,683,575	—	7,683,575
Net loss	—	(69,559,596)	(69,559,596)

Balance at December 31, 2008	151,707,432	(83,503,446)	68,203,986
Net loss	—	(20,747,431)	(20,747,431)

Balance at June 30, 2009 (Unaudited)	$151,707,432	$(104,250,877)	$47,456,555

The accompanying notes are an integral part of the financial statements.

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Consolidated Statements of Cash Flows

				Successor Period	Predecessor Period
				from January 29,	from January 1,
	Successor Period		Successor Year	2007	2007	Predecessor Year
	Six Months Ended		Ended	(Inception) through	through	Ended
	June 30,		December 31,	December 31,	April 11,	December 31,
	2009	2008	2008	2007	2007	2006
	(Unaudited)
Operating activities:
Net (loss) income	$(20,747,431)	$(13,777,203)	$(69,559,596)	$(13,930,509)	$(11,812,191)	$439,675
Adjustments to reconcile net (loss) income to cash flows used in operating activities:
Depreciation and amortization expense on property, plant and equipment	819,953	719,885	1,473,177	986,651	300,778	678,447
Amortization expense on pre-publication costs and intangible assets	12,236,520	12,894,885	25,945,491	20,070,735	3,822,713	12,348,369
Acquired in-process research and development	—	—	—	890,000	—	—
Inventory step-up	—	—	—	2,931,000	—	—
Goodwill impairment	9,105,000	—	75,966,164	—	—	—
Gain from settlement with previous stockholders	—	—	(30,202,083)	—	—	—
Gain from recovery of property held for sale	—	—	(1,577,700)	—	—	—
Loss on extinguishment of debt — unamortized debt issuance costs	—	—	4,594,453	—	—	—
Non-cash interest expense	1,126,908	600,280	1,700,855	641,960	—	—
Amortization of deferred financing costs	—	472,123	604,114	679,333	—	—
Loss (gain) on derivative instruments	(594,009)	(39,362)	847,599	1,534,379	—	—
Disposal of assets	—	—	—	—	—	108,305
Stock-based compensation	—	—	(617,870)	—	(68,967)	1,185,442
Deferred income taxes	(3,727,723)	(4,213,712)	(13,525,329)	(8,364,667)	(4,552,568)	(4,243,540)
Changes in operating assets and liabilities, net of acquired businesses
Accounts receivable	1,766,114	(6,262,117)	(1,041,276)	305,707	(769,298)	255,683
Inventories	(199,242)	(6,320,524)	(3,152,221)	(867,025)	(499,290)	(1,633,318)
Accounts payable	128,716	6,176,906	(2,941,128)	(1,182,890)	3,856,415	(524,264)
Royalties payable, net	83,295	739,826	(2,419)	650,609	(674,865)	5,558
Prepaid expenses	(3,238,823)	(5,270,849)	(355,056)	488,450	1,732,482	(1,371,237)
Performance share plan	—	—	—	(7,558,990)	35,595	2,150,345
Other accrued expenses	276,649	3,942,221	(2,264,508)	(89,522)	4,678,327	2,200,210
Deferred revenue	(404,675)	615,466	480,353	861,200	153,530	(386,485)
Other, net	213,830	(404,561)	(453,768)	(1,475,103)	40,133	(665,335)

Net cash used in operating activities	(3,154,918)	(10,126,736)	(14,080,748)	(3,428,682)	(3,757,206)	10,547,856

Investing activities:
Acquisition of businesses, less cash acquired	—	—	(112,003)	(303,235,675)	—	(29,660,538)
Pre-publication expenditures	(1,303,646)	(1,500,722)	(2,225,678)	(2,726,476)	(416,870)	(1,639,341)
Property, plant and equipment additions	(438,650)	(448,663)	(975,404)	(643,176)	(683,534)	(4,079,453)
Settlement proceeds from previous stockholders	—	—	30,202,083	—	—	—

Net cash (used in) provided by investing activities	(1,742,296)	(1,949,385)	26,888,998	(306,605,327)	(1,100,404)	(35,379,332)

Financing activities:
Proceeds from capital contributions	—	650,692	683,575	140,108,857	—	—
Proceeds from the issuance of long-term debt	—	—	—	172,104,739	—	—
Payment of long-term debt	(1,134,000)	(640,000)	(24,280,000)	(960,000)	—	—
Proceeds from the issuance of preferred stock	—	—	—	—	—	11,650,000
Borrowings under revolving credit facility	10,000,000	5,000,000	5,000,000	4,500,000	3,600,000	7,000,000
Payment of revolving credit facility	—	—	—	(4,500,000)	—	(2,000,000)
Borrowings from affiliates	—	7,000,000	7,000,000	—	—	—
Distribution to members	—	—	—	(13,341)	—	—

Net cash provided by (used in) financing activities	8,866,000	12,010,692	(11,596,425)	311,240,255	3,600,000	16,650,000

The accompanying notes are an integral part of the financial statements.

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Consolidated Statements of Cash Flows — (Continued)

	Successor Period		Successor Year	Successor Period	Predecessor Period	Predecessor Year
	Six Months Ended		Ended	from January 29, 2007	from January 1, 2007	Ended
	June 30,		December 31,	(Inception) through	through	December 31,
	2009	2008	2008	December 31, 2007	April 11, 2007	2006
	(Unaudited)
Increase (decrease) in cash and cash equivalents	3,968,786	(65,429)	1,211,825	1,206,246	(1,257,610)	(8,181,476)
Cash and cash equivalents at the beginning of the period	2,418,071	1,206,246	1,206,246	—	1,641,831	9,823,307

Cash and cash equivalents at period end	$6,386,857	$1,140,817	$2,418,071	$1,206,246	$384,221	$1,641,831

Supplemental disclosure of cash flow information:
Cash paid for (refund of) income taxes	$85,809	$818,684	$74,168	$(337,205)	$277,854	$8,427,128
Cash paid for interest	8,287,286	7,510,745	16,214,908	11,982,828	798,885	1,300,394
Supplemental disclosures of noncash investing activities:
Conversion of unsecured notes payable — affiliates	—	—	7,000,000	—	—	—
Assets received in settlement — property held for sale	—	—	1,577,700	—	—	—
Supplemental disclosure of noncash financing activities:
Rollover in capital contribution	—	—	—	3,915,000	—	—
Non-cash interest expense	1,126,908	600,280	1,700,855	641,960	—	—
Beneficial conversion related to preferred stock	—	—	—	—	—	3,016,000
Assets acquired under build-to-suit lease	—	—	—	—	—	8,261,367

The accompanying notes are an integral part of the financial statements.

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements
Information as of June 30, 2009 and for the six months ended June 30, 2009 and 2008 is unaudited.

NOTE A — BASIS OF PRESENTATION

VSS-Cambium Holdings, LLC (the Company or Holding Company) was formed on January 29, 2007. Holding Company was formed to enter into a stock purchase agreement, dated as of January 29, 2007, by and among Cambium Learning, Inc. (the Company or Cambium), the former stockholders of Cambium and Holding Company, and to acquire all of the capital stock of Cambium.

On February 7, 2007, VSS-Cambium Management, LLC (Management LLC) was formed. Management LLC was formed for the purpose of providing selected key employees of Cambium with an equity participation in the future appreciation in the value of Cambium. Management LLC is a member of Holding Company and holds an equity interest in Holding Company.

On April 12, 2007, Holding Company acquired 100% of the capital stock of Cambium. The operating results of Holding Company include Cambium’s operating results from the acquisition date.

The consolidated financial statements present the Company as of December 31, 2008 and December 31, 2007 (Successor basis reflecting activity of Holding Company from January 29, 2007 and Cambium from April 12, 2007) and the period January 1, 2007 through April 11, 2007 and the year ended December 31, 2006 (Predecessor basis for the period prior to Holding Company’s acquiring Cambium).

In accordance with the requirements of purchase accounting, the assets and liabilities of Cambium were adjusted to their estimated fair values and the resulting goodwill computed, as of the acquisition date. The application of purchase accounting generally results in higher depreciation and amortization expense in future periods. Accordingly, and because of other effects of purchase accounting, the accompanying consolidated financial statements as of and for the period prior to the Holding Company acquisition are not comparable.

Cambium develops and markets comprehensive educational programs and technologies for the pre-kindergarten through twelfth grade in the United States. Products and services include instructional materials, technology-based products, teaching guides, and other resources, and teacher training and implementation services, as part of a full-service offering to schools, educators, and students.

The Company has two reportable segments with separate management teams and infrastructures that offer various products and services — published products and learning technologies.

Liquidity

The Company is subject to certain risks. Among these are the risks associated with managing growth, dependence on key individuals, the need for successful marketing and selling of products and services, competition from larger companies, constraints on the funding available to schools and school districts, the ability to meet its debt service requirements, and other obligations. The Company believes that, based on anticipated earnings, cash on hand at June 30, 2009 of $6.4 million, expected cash flow from operations and the ability to borrow under its revolving credit facility agreement, the Company will be able to maintain its debt compliance, make required principal and interest payments on debt, and fund its working capital and capital expenditure requirements through January 1, 2010. See Note T for additional information regarding this topic.

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of June 30, 2009, the consolidated statement of operations and cash flows for the six months ended June 30, 2009 and 2008, and the consolidated statement of members’ equity for the six months ended June 30, 2009 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

Company believes that these financial statements include all necessary and recurring adjustments for the fair presentation of the interim period results.

The financial data and other information disclosed in these notes to the financial statements as of June 30, 2009 and the related six month periods ended June 30, 2009 and 2008 are unaudited. Due, in part, to seasonality, the results of operations for the six months ended June 30, 2009 are not necessarily indicative of the results to be expected for the year ending December 31, 2009, for any other interim period or for any future year.

Revisions to Prior Period Financial Statements

The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (FIN 48). The Company did not originally adopt FIN 48 as the Company was privately held and elected to defer the adoption of FIN 48 pursuant to FSP No. FIN 48-3. Due to the expectations that the Company will be a registrant in 2009, the Company determined it was appropriate to adopt FIN 48 beginning January 1, 2007. See Note H for further discussion.

In addition, the financial statements were also revised to reflect disclosure about the Company’s segments and rate reconciliation for income taxes which are both required disclosures of public company registrants.

Principles of Consolidation

The Successor consolidated financial statements of the Company include the accounts of Holding Company and its wholly owned subsidiaries, Cambium Learning, Inc., Cambium Learning (New York), Inc., Sopris West Educational Services, Inc., Kurzweil Educational Systems, Inc. (Kurzweil), and IntelliTools, Inc. All inter-company accounts and transactions are eliminated in consolidation.

The Predecessor consolidated financial statements for the period from January 1, 2007 through April 11, 2007 and for year ended December 31, 2006 include the accounts of Cambium and its wholly owned subsidiaries described above. All inter-company accounts and transactions have been eliminated in consolidation.

Embezzlement Loss

On April 26, 2008, the Company began an internal investigation that revealed irregularities over the control and use of cash and certain other general ledger accounts of the Company, resulting in a misappropriation of assets (the “Embezzlement Matter”). These irregularities were perpetrated by a former employee over

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

more than a three-year period beginning in 2004 and continuing through April 2008. The embezzlement loss incurred in each year, before the effect of income taxes, is as follows:

Year/Period	Amount

2004	$1,912,795
2005	290,135
2006	3,261,132
January 1, 2007 — April 11, 2007	999,516

Total — Predecessor	6,463,578

April 12, 2007 — December 31, 2007	5,731,671
2008	1,800,735

Total — Successor	7,532,406

Total Embezzlement Loss	$13,995,984

In addition to these losses, the Company has incurred fees and expenses as a result of the embezzlement totaling $5,453,250 in 2008, net of expected recoveries to date. In 2008, the Company took possession of five boats which were purchased by the former employee using the embezzled funds. As of December 31, 2008, the boats had an appraised value of $1,577,700 and were netted against the fees and expenses incurred as a result of the embezzlement and are classified as property held for sale on the Consolidated Balance Sheet. During the six months ended June 30, 2009, the Company received a $500,000 insurance claim recovery related to the embezzlement, resulting in a net reduction of embezzlement and related expenses of $120,467. The embezzlement loss incurred and the related expenses in the six months ended June 30, 2008 were $6,504,569.

As more fully described in Note C, $20,000,000 of the purchase price of Cambium Learning, Inc. was held in escrow. Pursuant to an agreement dated July 10, 2008 by and between the former stockholders of the predecessor company and the members of the successor company, the remaining escrow amount was distributed in its entirety to VSS-Cambium Settlement Fund, LLC (Settlement Fund), acting as an agent for Cambium Learning, Inc. Also, the former stockholders of the predecessor company agreed to contribute an additional $9,269,098 to the Settlement Fund. The total settlement of $30,202,083 including interest income of $932,985 was distributed to Cambium Learning, Inc. and used to cover costs and pay down a portion of the Senior Credit Facility. Since the embezzlement was discovered after the initial purchase allocation, the entire settlement amount was recorded as a gain from settlement with previous stockholders on the accompanying Consolidated Statement of Operations. The former stockholders also agreed to forego any claims or rights to any amount held in escrow in exchange for which the members of VSS-Cambium Holdings, LLC indemnified the former stockholders from any claims in connection with the Embezzlement Matter.

NOTE B — SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions by management that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, the Company evaluates its estimates and assumptions including, but not limited to, sales returns, allowance for bad debts, recoverability of advances to authors, valuation and recoverability of inventory, depreciation and amortization periods, recoverability of long-term assets such as property, plant, and equipment, capitalized pre-publication costs, other identified intangibles and goodwill, and deferred tax valuation allowances. Actual results may differ from those estimates.

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

Revenue Recognition

The Company derives revenue primarily from the sale of instructional materials, software licenses, maintenance and support services, and training.

The Company recognizes revenue from instructional materials, software licenses, and multimedia instructional materials when persuasive evidence of an arrangement exists, the products are shipped, title and risk of loss transfer to the customer, all significant obligations have been performed, and collection is reasonably assured. The persuasive evidence that an arrangement exists includes customer-issued purchase orders, or in the case of credit card sales, the actual sales transaction. For product sales, excluding software, that include multiple elements, the Company recognizes revenue upon transfer of title when the product has standalone value to the customer and the Company has objective evidence of fair value for any undelivered items.

Maintenance and support services include telephone support, bug fixes, and for certain products, rights to upgrades and enhancements on a when-and-if available basis. Revenues under multiple-element software license arrangements, which may include several different software products and services sold together, including training and maintenance and support, is allocated to each element based on the residual method in accordance with the Statement of Position (SOP) 97-2, Software Revenue Recognition, as amended.

The Company uses the residual method when vendor-specific objective evidence of fair value does not exist for one of the delivered elements in the arrangement. Under the residual method, the fair value of the undelivered elements is deferred, and subsequently recognized when the product or service is delivered. The Company has established sufficient vendor-specific objective evidence for maintenance and support services based on a price charged when this element is sold separately. Accordingly, software license revenues are recognized under the residual method in arrangements in which software is licensed with maintenance and support services.

Revenues related to maintenance and support are recognized on a straight-line basis over the period the maintenance is provided. In certain instances, telephone support and bug fixes are provided for free, which is provided within one year of licensing the software. The cost of providing this service is insignificant, and is accrued for at the time of revenue recognition.

As products are shipped with a right of return, generally 90 days, a provision for estimated returns on these sales is made at the time of sale, based on historical experience in accordance with SFAS No. 48, Revenue Recognition When Right of Return Exists. The amounts have not been material to date. Shipping fees billed to customers are included in net sales, and costs of shipping are included in selling and administrative expenses. Shipping costs included in selling and administrative expense were $589,698 and $1,083,125 for the six months ended June 30, 2009 and 2008, respectively, and $2,348,206, $2,738,796, $444,846, and $2,526,763 for the year ended December 31, 2008, for the period from January 29, 2007 to December 31, 2007, for the period from January 1, 2007 to April 11, 2007, and for the year ended December 31, 2006, respectively.

Revenue for training is recognized when the services have been completed, the fee is fixed and determinable, and collection is reasonably assured. Amounts billed and/or collected prior to the completion of services are recorded as deferred revenue.

The Company enters into agreements to license certain book publishing rights and content. The Company recognizes the revenue from these agreements when the license amount is fixed and determinable, collection is reasonably assured, and the license period has commenced. For those license agreements that require the Company to deliver additional materials as part of the license agreement, the revenue is recognized when the product is shipped and received by the customer.

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

The division of revenue between shipped materials, license fees and services are determined in accordance with Emerging Issues Task Force (EITF) 00-21, Revenue Arrangements with Multiple Deliverables. The Company uses the residual method when vendor objective evidence of fair value does not exist for one of the delivered elements in the arrangement. Under the residual method, the fair value of the undelivered elements is deferred, and subsequently recognized when the product or service is delivered. The Company has established sufficient vendor objective evidence for maintenance and support services based on a price charged when this element is sold separately.

Any taxes assessed by a governmental authority related to revenue-producing transactions (e.g., sales taxes) are reported on a net basis and are excluded from revenues.

Advertising and Promotion Costs

Advertising and promotion costs are charged to selling and administrative expenses as incurred and totalled $2,103,143 and $3,366,176 for the six months ended June 30, 2009 and 2008, respectively, and $4,504,782, $2,488,193, $2,407,933 and $3,013,462 for the year ended December 31, 2008, for the period from January 29, 2007 to December 21, 2007, for the period from January 1, 2007 to April 11, 2007, and for the year ended December 31, 2006, respectively. The Company recognizes catalog expense when the catalog is mailed to potential customers. The cost to print the catalog is recorded in prepaid expenses on the Consolidated Balance Sheet until such time that the catalog is mailed.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has a cash management program which provides for the investment of excess cash balances primarily in money market accounts. The Company considers such highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The carrying amounts of these instruments approximate fair value on the reporting dates.

Accounts Receivable

Accounts receivable are recorded net of allowances for doubtful accounts and reserves for sales returns. In the normal course of business, the Company extends credit to customers that satisfy pre-defined criteria. Allowances for doubtful accounts are established through the evaluation of accounts receivable agings and prior collection experience to estimate the ultimate collectibility of these receivables. Amounts deemed uncollectible are charged off against the allowance for doubtful accounts. Reserves for sales returns are based on historical return rates and sales patterns.

Inventories

Inventories are stated at the lower of cost or market using the weighted average first-in, first-out (FIFO) inventory method, and consist of finished goods. An estimate is made for inventory obsolescence based on demand for products currently on hand.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, or in the case of assets acquired in business combinations, at fair value as of the acquisition date, less accumulated depreciation and amortization. Maintenance and repair costs are charged to expense as incurred, and renewals and improvements that extend the useful life of the assets are capitalized.

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

Depreciation and amortization on property, plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets.

Estimated useful lives of property, plant and equipment are as follows:

Estimated Useful Life

Building	35 years
Land improvements	19 years
Machinery and equipment	8 - 15 years
Furniture and fixtures	8 years
Computer equipment and software	2 - 5 years
Leasehold improvements	Lesser of useful life or lease term

Capitalized Internal Use Software

Capitalized internal use software is included in property, plant, and equipment on the consolidated balance sheets. The Company capitalizes certain costs related to obtaining or developing computer software for internal use under SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Costs incurred during the application development stage, including external direct costs of materials and services, and payroll and payroll-related costs for employees who are directly associated with the internal-use software project, are capitalized and amortized on a straight-line basis over the expected useful life of the related software of three to five years. The application development stage includes design, software configuration and integration, coding, hardware installation, and testing. Costs incurred during the preliminary stage, as well as maintenance, training, and upgrades that do not result in additional functionality are expensed as incurred.

Research and Development Costs

Software research and development costs are accounted for in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. The Company will capitalize material software development costs incurred after the technological feasibility of software development projects has been established. The Company determines technological feasibility has been established at the time when a working model of the software has been completed. Historically, the time incurred between when a working model of the software has been completed and general release to customers has been short, and therefore, the costs have been insignificant. As a result, for the six months ended June 30, 2009 and 2008 and for the year ended December 31, 2008 and for the period from January 29, 2007 to December 21, 2007, for the period from January 1, 2007 to April 11, 2007, and for the year ended December 31, 2006, no software development costs met the criteria for capitalization.

Research and development expense includes costs to develop manuscripts, which are expensed as incurred.

The amount of research and development costs that was expensed was $2,558,986 and 3,672,651 for the six months ended June 30, 2009 and 2008, respectively, and $6,365,364, $5,246,586, $1,736,988 and $7,410,878 for the year ended December 31, 2008, for the period of January 29, 2007 to December 31, 2007, for the period from January 1, 2007 to April 11, 2007, and for the year ended December 31, 2006, respectively. These expenses are included in cost of sales in the accompanying Consolidated Statements of Operations.

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

Royalty Advances

Royalty advances to authors are capitalized and represent amounts paid in advance of the sale of an author’s product. These costs are amortized as the related publication is sold. Advances are evaluated periodically to determine if they are expected to be recovered. Any portion of a royalty advance that is not expected to be recovered is fully reserved.

Pre-Publication Costs

The Company capitalizes the art, pre-press, and other costs incurred in the creation of the master copy of a book or other media (the pre-publication costs). Pre-publication costs are amortized over five years using the sum-of-the-years-digits method. The amortization methods and periods chosen best reflect the expected sales generated from individual titles or programs. The Company evaluates, on an annual basis, the remaining lives and recoverability of capitalized pre-publication costs.

Amortization expense related to pre-publication costs was $742,290 and $464,099 for the six months ended June 30, 2009 and 2008, respectively, and $1,072,881, $99,636, $487,488, and $1,512,399 for the year ended December 31, 2008, for the period from January 29, 2007 to December 31, 2007, for the period from January 1, 2007 to April 11, 2007, and for the year ended December 31, 2006, respectively.

Publishing Rights Intangible Assets

A publishing right allows the Company to publish and republish existing and future works, as well as transform, adapt, or create new works based on previously published materials. The Company determines the fair market value of the publishing rights arising from business combinations by discounting the after-tax cash flows projected to be derived from the publishing rights and titles to their net present value using a rate of return that accounts for the time value of money and the appropriate degree of risk. The useful life of the publishing rights is based on the lives of the various titles involved, which is generally ten years. The Company calculates amortization using either the straight-line method or the percentage of the projected discounted cash flows derived from the titles in the current year as a percentage of the total estimated discounted cash flows over the remaining useful life.

Goodwill

In accordance with SFAS No. 141, Business Combinations, the Company accounts for its business combinations using the purchase method. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, the Company does not amortize goodwill, but instead tests for impairment, at least annually and more frequently upon the occurrence of certain events, which may indicate that impairment has occurred. Intangible assets acquired in conjunction with a business combination are required to be separately recognized if the benefit of the intangible asset obtained is through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer’s intent to do so.

The provisions of SFAS No. 142 require that a two-step impairment test be performed on goodwill. In the first step, the Company compares the fair value, which is determined by use of a discounted cash flow technique, of the reporting unit to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets of that reporting unit, goodwill is not impaired and the Company is not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of that unit, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting entity’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then the Company records an impairment loss equal to the difference.

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

The Company has two reporting units: Published Products and Learning Technologies. Determining the fair value of a reporting unit is judgmental in nature, and involves the use of significant estimates and assumptions. These estimates and assumptions may include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables. The Company bases its fair value estimates on assumptions it believes to be reasonable, but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates. In addition, the Company may make certain judgments and assumptions in allocating shared assets and liabilities to determine the carrying values of its reporting units.

Certain negative macroeconomic factors began to impact the Company’s customer base in late 2008 and the Company began to experience significant adverse trends in business conditions in the fourth quarter of 2008. Concurrent with these adverse developments, the Company commenced its annual impairment assessment of goodwill on December 1, 2008. In connection with preparing the impairment assessment, the Company identified significant deterioration in the expected future financial performance of the Published Products unit. The Company also determined that the appropriate discount rate (based on weighted average cost of capital) as of December 1, 2008 should be higher than the discount rate used in the 2007 impairment assessment. As a result, the Company recognized a goodwill impairment of $75,966,164 within the Publishing Products unit for the year ended December 31, 2008. In June 2009, Cambium announced that it had entered into a Merger Agreement; under SFAS No. 142, this planned business combination is a triggering event requiring impairment testing for Cambium’s reporting units. The first step of impairment testing as of June 30, 2009 showed that the carrying value of the Company’s Published Products unit exceeded its fair value and that a second step of testing was needed. Cambium also determined that the appropriate discount rate for its Published Products unit (based on weighted-average cost of capital) used in the 2009 assessment should be higher than the discount rate used in the 2008 impairment assessment. The development of the discount rates for the Published Products and Learning Technologies reporting units were developed based on market information as of the valuation date. Consistent with the December 31, 2008 impairment testing, additional adjustments were made for both reporting units to account for risk associated with achieving the financial projections. A higher risk adjustment was used in the current analysis for the Published Products unit due to the uncertainties associated with achieving anticipated revenue and profit growth in light of recent financial results. As a result of the second step of the Company’s June 30, 2009 impairment test, the goodwill balance of the Published Products unit as of the measurement date was determined to be partially impaired. As a result of these factors, an impairment charge of $9.1 million was recorded for the six months ended June 30, 2009. For the year ended December 31, 2007, the Company performed the first step in the impairment test and determined that goodwill was not impaired for its Published Products and Learning Technologies reporting units. See Note F for further discussion of goodwill and related impairment charges recognized in 2008 and 2009.

Long-Lived Assets and Intangible Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company reviews the carrying value of its long-lived assets, including intangible assets subject to amortization, for impairment whenever events and circumstances indicate that the carrying value of the assets may not be recoverable. Recoverability of these assets is measured by comparison of the carrying value of the assets to the undiscounted cash flows estimated to be generated by those assets over their remaining economic life. If the undiscounted cash flows are not sufficient to recover the carrying value of such assets, the assets are considered impaired, and the impairment loss is measured by comparing the fair value of the assets to their carrying values. Fair value is determined by either a quoted market price or a value determined by a discounted cash flow technique, whichever is more appropriate under the circumstances involved. Intangible assets with determinable lives are amortized over their useful lives, based upon the pattern in which the expected benefits will be realized.

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

For the six months ended June 30, 2009 and for the years ended December 31, 2008 and 2007, the Company has determined there is no impairment of any of its long-lived assets.

Income Taxes

The Company reports under the provisions of SFAS No. 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as for operating loss and tax credit carryforwards. A valuation allowance is applied against net deferred tax assets if, based on the weight of available evidence, it is more likely than not some or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), in its financial statements as of January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109. FIN 48 prescribes a two-step process to determine the amount of tax benefit to recognize. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon examination by a tax authority. If the tax position is deemed “more-likely-than-not” to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50 percent likelihood of being realized upon ultimate settlement. If the tax position does not meet the “more-likely-than-not” threshold, then it is not recognized in the financial statements. In accordance with FIN 48, the Company accrues interest and penalties, if any, related to unrecognized tax benefits as a component of income tax expense. See Note H for discussion of the impact of adopting FIN 48.

The Company calculates its interim income tax provision in accordance with Accounting Principles Board Opinion No. 28, “Interim Financial Reporting” and FASB Interpretation No. 18, “Accounting for Income Taxes in Interim Periods.” At the end of each interim period, the Company estimates the annual effective tax rate and applies that rate to its ordinary quarterly earnings. The tax expense or benefit related to significant, unusual, or extraordinary items that will be separately reported or reported net of their related tax effect, and are individually computed are recognized in the interim period in which those items occur. In addition, the effect of changes in enacted tax laws or rates or tax status is recognized in the interim period in which the change occurs.

The computation of the annual estimated effective tax rate at each interim period requires certain estimates and significant judgment including, but not limited to, the expected operating income for the year, projections of the proportion of income earned and taxed in various jurisdictions, permanent and temporary differences, and the likelihood of recovering deferred tax assets generated in the current year. The accounting estimates used to compute the provision for income taxes may change as new events occur, more experience is acquired, additional information is obtained or as the tax environment changes.

Derivative Instruments and Hedging Activities

The Company uses an interest rate derivative instrument to hedge its exposure to interest rate volatility resulting from its Senior Facility (Note G). SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, requires that all derivative instruments be reported on the balance sheet at fair value, and establishes criteria for designation and effectiveness of hedging relationships, including a requirement that all designations must be made at the inception of each instrument. As such initial designations were not made

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

by the Company at inception, SFAS No. 133 requires changes in the fair value of the derivative instrument to be recognized in the current period Statement of Operations as other income or expense.

Derivative financial instruments involve, to a varying degree, elements of market and credit risk not recognized in the consolidated financial statements. The market risk associated with these instruments resulting from interest rate movements is expected to offset the market risk of the underlying transactions, assets and liabilities being hedged. The counterparty to the agreement relating to the Company’s interest rate instrument consists of a major financial institution. The Company does not believe that there is significant risk of nonperformance by this counterparty. While the contract or notional amounts of the derivative financial instrument provide one measure of the volume of these transactions, they do not represent the amount of the Company’s exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties’ obligations under the contracts exceed the obligations of the Company to the counterparties. The Company does not hold or use any derivative financial instruments for trading purposes.

The fair value of the interest rate swap is obtained from a third-party quote. This value represents the estimated amount the Company would receive or pay to terminate the agreement taking into consideration current interest rates.

Stock-Based Compensation

The Company adopted SFAS No. 123(R), Share-Based Payment, effective January 1, 2006. SFAS No. 123(R) requires non-public companies that used the minimum value method in SFAS No. 123 for either recognition or pro forma disclosures to apply SFAS No. 123(R) using the prospective-transition method. As such, the Company will continue to apply APB No. 25 in future periods to equity awards outstanding at the date of SFAS No. 123(R) adoption that were measured using the minimum value method. In accordance with SFAS No. 123(R), the Company recognizes the compensation cost of employee stock-based awards using the straight line method over the vesting period of the award. Effective with the adoption of SFAS No. 123(R), the Company has elected to use the Black-Scholes option pricing model to determine the fair value of stock options granted.

As a result of the April 11, 2007 acquisition of Cambium by Holding Company, all unvested stock options outstanding on February 28, 2007 were accelerated and vested in full effective immediately prior to the closing. At that time, all outstanding options were canceled and converted to the right to receive a lump-sum cash payment in an amount equal to the excess of $2.5476 per share over the exercise price for each option. For certain employees, a portion of their lump-sum cash payment was held in escrow in accordance with the acquisition agreement. The stock option plan was subsequently terminated.

For the period January 1, 2007 through April 11, 2007, the Company recorded stock-based compensation of $2,872,650, of which $2,254,780 was paid in cash in connection with stock-based awards accounted for in accordance with SFAS No. 123(R), and $617,870 was held in escrow. As a result of the settlement with the former stockholders (Note A), in 2008 the $617,870 held in escrow was reversed and recorded as income in interest and other expenses in the accompanying Consolidated Statements of Operations. For the year ended December 31, 2006, the Company recorded stock-based compensation of $260,442.

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

fair value hierarchy used to classify the source of the information. In February 2008, the FASB issued FASB Staff Position No. 157-2, “Effective Date of FASB Statement No. 157,” which delayed the effective date of SFAS No. 157 for non-recurring measurements of non-financial assets and liabilities to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The Company adopted SFAS No. 157 for all recurring financial assets and liabilities beginning fiscal 2009. The adoption of SFAS No. 157 did not have a material effect on the Company’s consolidated financial condition, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141(revised), “Business Combinations” (“SFAS No. 141R”). SFAS No. 141R establishes principles and requirements for how an acquirer accounts for business combinations. SFAS No. 141R includes guidance for the recognition and measurement of the identifiable assets acquired, the liabilities assumed, and any noncontrolling or minority interest in the acquiree. It also provides guidance for the measurement of goodwill, the recognition of contingent consideration, the accounting for pre-acquisition gain and loss contingencies and acquisition-related transaction costs, and the recognition of changes in the acquirer’s income tax valuation allowance. SFAS No. 141R applies prospectively and is effective for business combinations made by the Company beginning January 1, 2009. The provisions of SFAS No. 141R are effective as of the Company’s first quarter ended March 31, 2009; however, adoption did not have a material effect on the Company’s consolidated financial condition, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of APB No. 51” (“SFAS No. 160”). Currently, the Company does not have an outstanding noncontrolling interest in one or more subsidiaries, nor does it deconsolidate any subsidiaries. SFAS No. 160 will be effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The provisions of SFAS No. 160 are effective as of the Company’s first quarter ended March 31, 2009; however, adoption did not have a material effect on the Company’s consolidated financial condition, results of operations or cash flows.

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FAS 142-3”). FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The provisions of FAS 142-3 are effective as of the Company’s first quarter ended March 31, 2009; however, adoption did not have a material effect on the Company’s consolidated financial condition, results of operations or cash flows.

In April 2009, the FASB issued FASB Staff Position No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FAS 115-2 and FAS 124-2”), which provides operational guidance for determining other-than-temporary impairments (“OTTI”) for debt and equity securities classified as available-for-sale and held-to-maturity. FAS 115-2 and FAS 124-2 are effective for interim and annual periods ending after June 15, 2009. The provisions of FAS 115-2 and FAS 124-2 are effective as of the Company’s second quarter ended June 30, 2009; however, adoption did not have a material effect on the Company’s consolidated financial condition, results of operations or cash flows.

In April 2009, the FASB issued FASB Staff Position No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FAS 157-4”), which provides additional guidance for estimating fair value in accordance with FASB Statement No. 157, “Fair Value Measurements,” when the volume and level of activity for the asset or liability have significantly decreased. FAS 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FAS 157-4 is effective for interim and annual periods ending after June 15, 2009, and shall be applied prospectively. The provisions of FAS 157-4 are effective as of

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

the Company’s second quarter ended June 30, 2009; however, adoption did not have a material effect on the Company’s consolidated financial condition, results of operations or cash flows.

In April 2009, the FASB issued FASB Staff Position No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FAS 107-1 and APB 28-1”), which amends SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” to require disclosure about fair value of financial instruments in interim financial statements. FAS 107-1 and APB 28-1 also amends APB Opinion No. 28, “Interim Financial Reporting,” to require those disclosures in summarized financial information at interim reporting periods. FAS 107-1 and APB 28-1 is effective for interim and annual periods ending after June 15, 2009. The provisions of FAS 107-1 and APB 28-1 are effective as of the Company’s second quarter ended June 30, 2009; however, adoption did not have a material effect on the Company’s consolidated financial condition, results of operations or cash flows.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS No. 165”). This standard establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued and shall be applied to subsequent events not addressed in other applicable generally accepted accounting principles. SFAS No. 165, among other things, sets forth the period after the balance sheet date during which management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures an entity should make about events or transactions that occurred after the balance sheet date. SFAS No. 165 is effective for the Company’s interim and annual financial periods ending after June 15, 2009. The provisions of SFAS No. 165 are effective as of the Company’s second quarter ended June 30, 2009; however, adoption did not have a material effect on the Company’s consolidated financial condition, results of operations or cash flows. The Company evaluated its June 30, 2009 financial statements for subsequent events through October 29, 2009. The Company is not aware of any other subsequent events which would require recognition or disclosure in the financial statements.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”), which amends FASB Interpretation No. 46 (revised December 2003) to address the elimination of the concept of a qualifying special purpose entity and replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity. Also, SFAS 167 requires an ongoing assessment of whether an entity is the primary beneficiary of a variable interest entity. The amended approach focuses on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, SFAS 167 provides more timely and useful information about an enterprise’s involvement with a variable interest entity. SFAS 167 will become effective for the first annual period starting after November 15, 2009. The Company is currently evaluating the impact of this standard on its consolidated financial condition, results of operations and cash flows.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standard Codification and the Hierarchy of the Generally Accepted Accounting Principles — a replacement of SFAS No. 162” (“SFAS No. 168”). The FASB Accounting Standard Codification (“Codification”) will become the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities. Updates to the Codification will be issued in the form of Accounting Standards Updates. SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company does not believe the adoption of SFAS No. 168 will have a material impact on the Company’s financial condition, results of operations or cash flows.

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

NOTE C — ACQUISITIONS

Acquisition of Cambium Learning, Inc.

On April 12, 2007, the Holding Company acquired Cambium and its subsidiaries: Cambium Learning (New York), Inc., Sopris West Educational Services, Inc. (Sopris West), Kurzweil Educational Systems, Inc., and IntelliTools, Inc. The Company determined that combining their media expertise and capital with the strong growth potential that existed in the pre K — 12 educational marketplace for the types of products and services provided by Cambium would create a more competitive company. In reaching its decision to acquire Cambium, which resulted in the recognition of $192,287,323 of goodwill, there were a number of reasons why the Company believed the acquisition would be beneficial. These potential benefits include:

•	Capitalizing on a growing market and the need for accountability.

•	Increasing program penetration by expanding sales from current customers.

•	Expanding geographic footprint in rural areas.

•	Exploring acquisition opportunities in a fragmented market.

The acquisition was funded through a combination of $140,108,857 of cash, $3,915,000 of executive rollover shares, and $172,104,739 of debt, net of issuance costs. The aggregate purchase price, net of cash acquired and executive rollover shares was $303,235,675, of which $21,000,000 was held in escrow. The $21,000,000 held in escrow consists of $1,000,000 held in a Purchase Price Escrow and $20,000,000 held in an Indemnity Escrow. The Purchase Price Escrow fund was established to support a post-closing working capital adjustment. The Indemnity Escrow was established to support any deficiencies in the Purchase Price Escrow and to secure the payment of any indemnification claims made by the purchaser pursuant to the acquisition agreement. The acquisition agreement contained customary general indemnification protection for breaches of representations and warranties during a specified post-closing survival period. At closing, the purchaser received a certificate from the sellers certifying that all of the sellers’ representations and warranties were true and correct. Thus, at the time of closing, the purchaser had no reason to believe that any such representations or warranties would prove to be inaccurate, and, consequently, no reason to believe it would assert any claims against the Indemnity Escrow. In 2007, $1,000,000 of the Purchase Price Escrow was released for a purchase price adjustment related to net working capital. Pursuant to an agreement dated July 10, 2008 by and between the former stockholders of the predecessor company and the members of the successor company, the remaining Indemnity Escrow was distributed in its entirety to VSS-Cambium Settlement Fund, LLC (Settlement Fund), acting as an agent for Cambium Learning, Inc. Also, the former stockholders of the predecessor company agreed to contribute an additional $9,269,098 to the Settlement Fund. The total settlement of $30,202,083, including interest income of $932,985, was distributed to Cambium Learning, Inc. and used to cover costs and pay down a portion of the senior credit facility and is reflected in gain from settlement with previous stockholders in the Consolidated Statements of Operations. Despite these escrow releases, the expected accuracy of the representations and warranties provided a reasonable basis to find sufficient certainty with respect to the sellers’ entitlement to the escrows and, consequently, to include them in the purchase price at closing.

The acquisition was accounted for as a purchase transaction in accordance with SFAS No. 141. The consolidated financial statements of Holding Company includes the results of Cambium from the date of acquisition. The purchase price was allocated among tangible and intangible assets acquired and liabilities assumed based on fair values at the transaction date. The excess of the purchase price over the acquired tangible and intangible assets and liabilities was recorded as goodwill. The Company acquired the stock and, therefore, the additional goodwill resulting from this transaction is not expected to be tax deductible. The

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

Company has established deferred taxes on the other nondeductible intangible assets as part of the purchase price.

In connection with the acquisition, certain executives carried over a portion of their investment to the Holding Company. The rollover shares were valued at $3,915,000 based on the fair value of their equity interest in Cambium at the time of the acquisition. This amount was converted into a membership interest which was based on the percentage of $3,915,000 to the total $144,023,857 of contributed capital.

The following represents the allocation of the purchase price:

Current assets	$30,259,364
Property, plant and equipment	19,151,609
Other long-term assets	234,660
Goodwill	192,287,323
Other identified intangible assets	143,380,000
Current liabilities	(23,891,415)
Long-term deferred tax liabilities	(39,807,632)
Other liabilities	(15,353,233)
In-process research and development	890,000

Purchase price	$307,150,676

Other identified intangibles acquired consist of the following:

		Estimated
	Fair Value	Useful Life

Publishing rights	$90,300,000	11 years
Developed technology	6,300,000	6 years
Trademarks	15,580,000	16 years
Reseller networks	12,300,000	11 years
Customer relationships	13,700,000	6 – 11 years
Noncompetes	2,600,000	3 years
Contracts	2,100,000	4 years
Conference attendee relationships	500,000	8 years

Total other identified intangibles	$143,380,000

Goodwill of $153,533,164 and $38,754,159 purchased in the acquisition has been allocated to the Company’s Publishing and Learning Technologies reporting units, respectively, based on their relative fair values. Valuations were established giving consideration to the three basic approaches to value with the method or methods applied for each asset depending on the nature of the asset and the type and reliability of information available for the analysis and were based upon the Company’s projected revenue growth assumptions through each asset’s estimated useful life. Discounted cash flows were based upon the Company’s weighted average cost of capital of 12% and an estimated effective tax rate of 40%. Publishing rights were valued using a form of the income approach known as the excess earnings method. Trademarks and developed technology were valued using a form of the income approach known as the relief-from-royalty method. Customer relationships, conference attendees and reseller networks were valued using the residual cash flow method and customer contracts were valued using various forms of the income approach depending on the

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

nature of the individual contract. Non-compete agreements were valued using a form of the income approach known as the profit differential method.

Acquisition of Certain Assets of Tobii Assistive Technology, Inc.

On July 25, 2008, Cambium acquired certain intellectual property rights and an inventory of titles with related author agreements of Tobii Assistive Technology, Inc., a Massachusetts corporation, for $112,003. The cash used to fund this acquisition came from the Company’s general working capital. The purchase price was allocated as follows: $52,003 to goodwill (deductible for tax purposes), $39,000 to customer lists and $21,000 to developed technology. The customer lists and developed technology will be amortized on a straight-line basis over their useful lives of two years and three years, respectively.

Predecessor Acquisitions

Acquisition of IntelliTools, Inc.

On February 13, 2006, Cambium acquired IntelliTools, Inc. (IntelliTools), a California-based provider of technology to struggling students with limited English proficiency or in need of additional instructional support. Upon completing the acquisition, the Company combined IntelliTools with Kurzweil to form the Cambium Learning Technologies Group (CLT). In reaching the decision to acquire IntelliTools, which resulted in the recognition of $5,616,638 of goodwill, there were a number of specific reasons why the Company believed the acquisition would be beneficial. The Company believed that:

•	IntelliTools, combined into CLT, would be able to provide a more complete offering to special needs students, generating additional sales.

•	IntelliTools, combined into CLT, would be able to achieve significant economies of scale and greater market penetration by utilizing a single direct selling, marketing, reseller network, and development team.

•	By combining the back office administration and systems, the Company would be able to reduce its costs.

The aggregate purchase price, net of cash acquired, was $9,340,829, of which $1,500,000 was initially held in escrow, and as of December 31, 2006 and 2007, $1,000,000 and $500,000, respectively, remained in escrow. The acquisition agreement allows for up to an additional $400,000 of consideration contingent upon the achievement of certain financial targets. As of December 2006, the entire contingent payment of $400,000 was accrued, which resulted in additional goodwill. The cash used to finance this acquisition was a $10,400,000 equity contribution. The acquisition was accounted for as a purchase transaction in accordance with SFAS No. 141. The consolidated financial statements include the results of IntelliTools from the date of acquisition. The purchase price was allocated among tangible and intangible assets acquired and liabilities assumed based on fair values at the transaction date. The excess of the purchase price over the acquired tangible and intangible assets and liabilities was recorded as goodwill. The Company acquired the stock of IntelliTools and both seller and buyer made an election under §338(h)(10) of the Internal Revenue Code to treat the acquisition as an asset acquisition for tax purposes. Therefore, the goodwill and other intangible assets resulting from this transaction will be tax deductible.

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

The following represents the allocation of the purchase price:

Current assets	$1,184,032
Property, plant and equipment	88,234
Other long-term assets	22,087
Goodwill	5,616,638
Other identified intangible assets	4,130,000
Current liabilities	(1,700,162)

Purchase price	$9,340,829

Other identified intangibles acquired consist of the following:

		Estimated Useful
Asset	Fair Value	Life
Developed technology	$1,770,000	4 years
Trademarks and patents	530,000	Indefinite
Noncompete	100,000	3 years
Customer relationships	1,730,000	9 years

Total other identified intangibles	$4,130,000

Acquisition of Certain Assets of Lexia Learning, Inc.

On March 10, 2006, Cambium acquired certain publishing rights and inventory of the Lexia Learning Systems, Inc., a Massachusetts corporation, for approximately $356,000. The cash used to fund this acquisition came from the Company’s general working capital. Approximately $315,000 of the purchase price was allocated to publishing rights and $41,000 to inventory. The publishing rights will be amortized on an accelerated basis over its useful life of ten years.

Acquisition of Certain Assets from Jane Fell Greene

On September 29, 2006, Cambium agreed to acquire all the copyrights and trademarks for the LANGUAGE! Product for $20,008,677. The cash used to fund this acquisition came from the Company’s general working capital. The purchase price was allocated as follows:

		Estimated Useful
Asset	Fair Value	Life
Pre-paid expenses	$120,000
Copyrights	15,588,677	10 years
Trademarks	4,300,000	14 years

Purchase price	$20,008,677

Concurrent with the acquisition of the copyrights and trademarks for LANGUAGE!, the Company entered into a new author agreement with Jane Fell Greene, which cancelled all previous agreements between the Company and Ms. Greene.

NOTE D — PERFORMANCE SHARE PLAN

At the time of the acquisition of Cambium by Holding Company, the Company agreed to pay for a long-term incentive plan for Sopris West employees. The Company recorded a liability at fair value on the date of

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

acquisition due to the commitment being fixed. The Company paid $220,865 in 2006 and the aggregate amount accrued as of April 11, 2007 and paid on June 30, 2007 under this plan was $7,558,990. No further amounts were due at December 31, 2008 or December 31, 2007.

NOTE E — PROPERTY, PLANT AND EQUIPMENT

Balances of major classes of assets and accumulated depreciation and amortization consist of the following:

		Years Ended December 31,
	June 30, 2009	2008	2007

Land, buildings and land improvements	$13,360,000	$13,360,000	$13,360,000
Furniture and fixtures	287,410	287,410	287,410
Machinery and equipment	3,798,930	3,795,769	3,746,557
Computer equipment and software	3,609,335	3,173,847	2,261,116
Leasehold improvements	151,892	151,892	138,700

Total	21,207,567	20,768,918	19,793,783
Less accumulated depreciation and amortization	3,278,509	2,458,557	985,649

Total	$17,929,058	$18,310,361	$18,808,134

Depreciation and amortization expense was $819,953 and $719,885 for the six months ended June 30, 2009 and 2008, respectively, and $1,473,177, $986,651, $300,778 and $678,447 for the year ended December 31, 2008, for the period from January 29, 2007 to December 31, 2007, for the period from January 1, 2007 to April 11, 2007, and for the year ended December 31, 2006, respectively.

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

NOTE F — GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consist of the following:

	Balance at			Balance at			Balance at
	December 31,		Impairment	December 31,		Impairment	June 30,
	2007	Additions	Charge	2008	Additions	Charge	2009

Goodwill	$192,287,323	$52,003	$(75,966,164)	$116,373,162	$—	$(9,105,000)	$107,268,162
Other intangible assets — Gross Book Value
Publishing rights	$90,300,000	$—	$—	$90,300,000	$—	—	$90,300,000
Trademark	15,580,000	—	—	15,580,000	—	—	15,580,000
Customer relationships	13,700,000	39,000	—	13,739,000	—	—	13,739,000
Contracts	2,100,000	—	—	2,100,000	—	—	2,100,000
Developed technology	6,300,000	21,000	—	6,321,000	—	—	6,321,000
Reseller network	12,300,000	—	—	12,300,000	—	—	12,300,000
Conference attendees	500,000	—	—	500,000	—	—	500,000
Non-compete	2,600,000	—	—	2,600,000	—	—	2,600,000

Total other intangibles — Gross Book Value	143,380,000	60,000	—	143,440,000	—	—	143,440,000
Other intangible assets — Accumulated Amortization
Publishing rights	$(10,473,136)	$(13,565,924)	$—	$(24,039,060)	$(6,974,249)	—	$(31,013,309)
Trademark	(1,130,290)	(1,329,483)	—	(2,459,773)	(670,105)	—	(3,129,878)
Customer relationships	(3,370,681)	(3,804,208)	—	(7,174,889)	(1,433,958)	—	(8,608,847)
Contracts	(439,838)	(1,046,938)	—	(1,486,776)	(277,408)	—	(1,764,184)
Developed technology	(1,146,348)	(1,327,312)	—	(2,473,660)	(596,041)	—	(3,069,701)
Reseller network	(2,636,246)	(2,790,152)	—	(5,426,398)	(1,066,165)	—	(6,492,563)
Conference attendees	(151,041)	(141,927)	—	(292,968)	(42,969)	—	(335,937)
Non-compete	(623,519)	(866,666)	—	(1,490,185)	(433,334)	—	(1,923,519)

Total other intangibles — Accumulated Amortization	(19,971,099)	(24,872,610)	—	(44,843,709)	(11,494,229)	—	(56,337,938)

Other intangible assets, net	$123,408,901	$(24,812,610)	$—	$98,596,291	$(11,494,229)	—	$87,102,062

In accordance with the provisions of SFAS No. 142, goodwill is not amortized but instead reviewed at least annually and if a triggering event is determined to have occurred in the interim period, the Company’s annual impairment testing is performed as of December 1 of each year. The first step of impairment testing for 2008 showed that the book value of the Published Products unit exceeded its fair value and a second step of impairment testing was required under SFAS No. 142. The second step requires the allocation of the fair value of a reporting unit to all of the assets and liabilities of that reporting unit as if the reporting unit had been acquired in a business combination. The fair value was determined using an income approach based upon forecasted operating results. As a result of the second step of the 2008 impairment test, goodwill for the Published Products unit, as of the measurement date, was determined to be partially impaired. The estimates of fair value used in the testing are dependent upon multiple assumptions, estimates and inputs. As of December 31, 2008, the estimated fair market value of the Published Products unit was estimated to have fallen below book value as a result of the economic downturn, which has decreased the amount of state and local funding available for school districts to purchase educational materials. As a result of these factors, an impairment charge of $75,966,164 was recorded in 2008. In June 2009, Cambium announced that it had entered into a merger agreement. Under SFAS No. 142, this planned business combination is a triggering event requiring impairment testing for Cambium’s reporting units. The first step of impairment testing as of June 30, 2009 showed that the carrying value of the Company’s Published Products unit exceeded its fair value and that a step two was needed.

Cambium also determined that the appropriate discount rate for its Published Products unit (based on weighted-average cost of capital) used in the 2009 assessment should be higher than the discount rate used in

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

the 2008 impairment assessment. The development of the discount rates for its Published Products and Learning Technologies reporting units were developed based on market information as of the valuation date. Consistent with the December 31, 2008 impairment testing, additional adjustments were made for both reporting units to account for risk associated with achieving the financial projections. A higher risk adjustment was used in the current analysis for the Published Products unit due to the uncertainties associated with achieving anticipated revenue and profit growth in light of recent financial results. As a result of the second step of the Company’s June 30, 2009 impairment testing, the goodwill balance of the Published Products unit as of the measurement date was determined to be partially impaired. As a result of these factors, an impairment charge of $9.1 million was recorded for the six months ended June 30, 2009.

As discussed further in Note L, effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements,” for its financial assets and liabilities. The fair value of intangible assets is based upon the Company’s market assumptions and derived from valuation techniques in which significant value drivers are unobservable (Level 3). Valuations were established giving consideration to the three basic approaches to value with the method or methods applied for each asset depending on the nature of the asset and the type and reliability of information available for the analysis and were based upon the Company’s projected revenue growth assumptions through each asset’s estimated useful life. The rate of return used to discount cash flow based upon the Company’s weighted average cost of capital were 15%, 14% and 12% at June 30, 2009, December 31, 2008 and December 31, 2007, respectively and assumed an effective tax rate of 40%. Publishing rights were valued using a form of the income approach known as the excess earnings method. Trademarks and developed technology were valued using a form of the income approach known as the relief-from-royalty method. Customer relationships, conference attendees and reseller networks were valued using the residual cash flow method and customer contracts were valued using various forms of the income approach depending on the nature of the individual contract. Non-compete agreements were valued using a form of the income approach known as the profit differential method. For the six months ended June 30, 2009 and for the years ended December 31, 2008 and 2007, the Company has determined that there is no impairment of any of its intangible assets.

Amortization expense for publishing rights, trademarks, customer relationship, and other intangible assets was $11,494,229 and $12,430,785, for the six months ended June 30, 2009 and 2008, respectively, and $24,872,610, $19,971,099, $3,335,225 and $10,835,971 for the year ended December 31, 2008, for the period from January 29, 2007 to December 31, 2007, for the period from January 1, 2007 to April 11, 2007, and for the year ended December 31, 2006, respectively.

Estimated aggregate amortization expense expected for each of the next five years related to intangibles subject to amortization is as follows:

	Publishing		Customer		Developed	Reseller	Conference	Non-
	Rights	Trademark	Relationships	Contracts	Technology	Network	Attendees	Compete	Total

2009	$13,948,499	$1,340,210	$2,867,917	$554,816	$1,192,082	$2,132,331	$85,938	$866,666	$22,988,459
2010	13,605,543	1,322,641	1,816,022	58,408	1,051,145	1,594,904	52,083	243,149	19,743,895
2011	11,846,195	1,281,816	932,545	—	883,058	1,135,671	32,553	—	16,111,838
2012	9,267,221	1,201,701	518,496	—	721,055	789,384	18,229	—	12,516,086
2013	6,704,342	1,126,527	192,241	—	—	537,427	10,417	—	8,570,954
Thereafter	10,889,140	6,847,332	236,890	—	—	683,885	7,812	—	18,665,059

	$66,260,940	$13,120,227	$6,564,111	$613,224	$3,847,340	$6,873,602	$207,032	$1,109,815	$98,596,291

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

NOTE G — INDEBTEDNESS

Long-term debt consists of the following:

	As of June 30,	Years Ended December 31,
	2009	2008	2007

$128,000,000 of floating rate senior debt due April 11, 2013, interest payable quarterly	$101,626,000	$102,760,000	$127,040,000
$65,597,068 of 14.25% senior unsecured notes due April 11, 2014, interest payable quarterly	53,426,639	52,307,018	50,641,960

	155,052,639	155,067,018	177,681,960
Less amounts due in one year	4,239,466	1,280,000	1,280,000

Total long-term debt	$150,813,173	$153,787,018	$176,401,960

As a result of the Embezzlement Matter and the relevant investigation, the Company was unable to issue its 2007 financial statements until after April 14, 2008, causing a financial reporting default under the Senior Facility and Subordinated Notes Agreement. Pursuant to waivers entered into among the Company, the administrative agent under the Senior Facility, and the required lenders, and waivers entered into among the Company, the administrative agent under the Subordinated Notes Agreement, and the required noteholders on May 20, 2008, the required lenders under the Senior Facility and the required noteholders under the Subordinated Note Agreement each temporarily waived the financial reporting defaults, and extended the date upon which the Company was required to deliver the relevant financial reports until August 15, 2008. During the period of temporary waiver, interest on the senior secured loans made pursuant to the Senior Facility and Subordinated Notes was calculated at 2% higher than the original rate, as called for in the agreements. The additional interest for the Subordinated Notes was added to the principal of the notes and is payable at maturity.

While in default, including the period of temporary waiver, the Company was prohibited from borrowing against the revolving loans made pursuant to the Senior Facility. In order to assist the Company in meeting its seasonal, short-term financing requirements, three members of the Company made unsecured loans to the Company totaling $7,000,000, payable October 11, 2014, with interest at 14% per year, payable quarterly beginning June 30, 2008.

On August 22, 2008 the Company entered into a Permanent Waiver and Amendment (Permanent Waiver) with its Senior Facility and Subordinated Notes lenders. Under the terms and conditions of the Permanent Waiver, the lenders waived the default arising from the embezzlement and resulting financial reporting default, and agreed to other terms and conditions further described in this note.

The EBITDA definition in the agreement has been modified and the adjustments will now include losses and expenses incurred as a result of the Embezzlement Matter.

The Permanent Waiver required the Company to pay an amendment fee and increased the interest rate on the Senior Credit Facility and Subordinated Notes.

In connection with the Permanent Waiver, the $7,000,000 in unsecured loans described above were converted to capital stock of Holding Company on June 30, 2008.

Deferred financing costs are capitalized in other assets, net of accumulated amortization, and are amortized over the term of the related debt using the effective interest method. In connection with the successor financings above, the Company incurred $5,895,261 in financing costs. Capitalized deferred

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

financing costs at August 22, 2008 (date of Permanent Waiver) and at December 31, 2007 were $4,594,453 and $5,198,568, respectively.

In accordance with Emerging Issues Task Force Issue No. 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments”, the modifications to the Senior Secured Credit Facility and Subordinated Notes resulting from the Permanent Waiver were analyzed to determine whether the refinancing would be recorded as an extinguishment of debt or a modification of debt. Based upon this analysis, it was determined that the modification qualified as extinguishment of debt, with associated unamortized deferred financing costs and amendment fees included in debt extinguishment gain or loss. The Company recognized a total pre-tax charge of $5,632,544 consisting of deferred financing costs of $4,594,453 and amendment fees of $1,038,091, recorded as loss on extinguishment of debt on the accompanying Consolidated Statement of Operations.

At December 31, 2008, the future minimum repayments under long-term debt, including paid-in-kind interest, are payable as follows:

2009	$1,280,000
2010	1,280,000
2011	1,280,000
2012	1,280,000
2013	97,640,000
Thereafter	65,597,068

Total debt repayment	$168,357,068

In June 2007, the Company entered into an interest rate swap contract, with a notional amount of $39.0 million, which expires in June 2010. Under the agreement, to the extent that LIBOR exceeds a fixed maximum rate, the Company will receive payments on the notional amount. The total fair value of this financial instrument at June 30, 2009, December 31, 2008 and December 31, 2007 amounted to a liability of approximately $1.8 million, $2.4 million and $1.5 million, respectively, and is included in other long-term liabilities in the accompanying Consolidated Balance Sheets. During the six months ended June 30, 2009 and 2008, the Company recognized gains of $594,010 and 39,362, respectively, and for the year ended December 31, 2008 and for the period from January 29, 2007 through December 31, 2007, the Company recognized losses of $847,599 and $1,534,379, respectively, on changes in fair market value of the interest rate swap, which has been included in interest and other expenses in the accompanying Consolidated Statements of Operations.

Credit Agreements of the Successor — Senior Secured Credit Facility

On April 12, 2007, Cambium entered into a $158,000,000 Senior Secured Credit Facility (the Senior Facility) with several banks for which Holding Company is a guarantor. The Senior Facility was comprised of a $30,000,000 revolving credit agreement (the Revolver) and a $128,000,000 loan agreement. The Senior Facility, including the Revolver for which Cambium pays annual commitment fees, expires on April 11, 2013. The Senior Facility is collateralized by all of Cambium’s personal property. Under the original agreement, the interest rate on the Senior Facility was based upon either the one-, three- or six-month LIBOR rate plus 2.75%.

Due to the Permanent Waiver, the interest rate on the Senior Facility will now be based on one-, three- or six-month LIBOR or ABR rate plus a spread as determined by the Company’s credit ratings. Based on current ratings the spread would be LIBOR plus 6.50%. The Permanent Waiver also places a floor on the two rates. The LIBOR rate will not be less than 3.00%, and the ABR rate will not be less than 4.00%. As of June 30, 2009, the interest rate on the Senior Facility was 9.5%.

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

The loan agreement requires quarterly principal payments of $320,000. As of June 30, 2009, Cambium had borrowings of $15,000,000 under the Revolver, and subject to certain borrowing base capacity limitations for outstanding letters of credit, had $13,518,000 available to borrow. At June 30, 2009, the interest rate on the Revolver was 9.5%.

On August 27, 2008, in accordance with the terms of the Permanent Waiver, $23,000,000 was used to prepay the Tranche B Loans of the Senior Facility. In addition, the Company has begun the process of recovery of the embezzled funds. The net cash proceeds from any future recovery will be used to make prepayments on the Senior Facility.

The Senior Facility includes a financial covenant which is a total leverage ratio. The ratio is calculated quarterly using EBITDA, which is defined as earnings before interest paid, taxes, depreciation, and amortization, and other adjustments allowed under the terms of the agreement, on a rolling 12-month basis. It also contains customary covenants, including limitations on Cambium’s ability to incur debt, and events of default as defined by the agreement. The Senior Facility also limits Cambium’s ability to pay dividends, to make advances, and otherwise engage in inter-company transactions. The Senior Facility requires the total leverage ratio to be no greater than 8.0:1 in 2007, 7.75:1 for the second quarter of 2008, 7.50:1 starting the third quarter of 2008 and 6.50:1 starting the first quarter of 2009.

In the event that Cambium fails to comply with the financial covenant, Holding Company has the right to make a one-time cash contribution to the capital of Cambium, the aggregate amount not to be in excess of the minimum amount necessary to cure the relevant failure to comply with the financial covenant. Upon receipt by Cambium of such cash, the financial covenant will be recalculated giving effect to the pro forma adjustments. EBITDA shall be increased by the amount of cash contributed, solely for the purpose of measuring the financial covenant. See Note S for additional information regarding this topic.

Credit Agreements of the Successor — Subordinated Notes

On April 12, 2007, Cambium entered into a Note Purchase Agreement and sold 11.75% notes due April 11, 2014 (the Subordinated Notes), generating gross proceeds of $50 million, in a private placement. The Subordinated Notes are guaranteed by Holding Company and pay cash interest equal to 10.0% on a quarterly basis. The remaining 1.75% of interest is not due until April 11, 2014.

Due to the Permanent Waiver, the Subordinated Notes interest rate was increased by 2% from the interest rate called for in the agreements. If the Total Leverage Ratio exceeds 5.5 to 1 the interest rate will increase by an additional 0.50%. As of December 31, 2008, the additional interest rate was 4.25%. The additional interest for the Subordinated Notes is added to the principal of the notes and payable at maturity. Assuming the additional interest rate remains at 4.25% until April 11, 2014, the value of these notes, including accrued interest, will be $65,597,068. At June 30, 2009, the total outstanding balance and accrued interest on the Subordinated Notes was $53,426,639.

The Note Purchase Agreement includes a financial covenant, which requires that beginning with the quarter ended March 31, 2009, Holding Company maintains as of the end of each fiscal quarter a consolidated EBITDA of not less than $25,000,000, which is defined as earnings before interest paid, taxes, depreciation, and amortization, and other adjustments allowed under the terms of the agreement, on a rolling 12-month basis. It also contains customary covenants, including limitations on Cambium’s ability to incur debt, and events of default as defined by the agreement.

Credit Agreement of the Predecessor

On March 7, 2005, Cambium had entered into a credit agreement that provided Cambium with a senior secured revolving credit facility (the Predecessor Revolver), subject to borrowing base limitations. On

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

February 27, 2006, Cambium amended the line of credit agreement. The amendment increased the Predecessor Revolver to $12,500,000, for which Cambium paid annual commitment fees, and extended the expiration date to May 30, 2008. Borrowings under the Revolver were collateralized by all of Cambium’s personal property and the Predecessor Revolver pledges all stock owned by Cambium and EdNewco, LLC as additional security. On April 12, 2007, the Predecessor Revolver was terminated, and all borrowings under the Predecessor Revolver were paid in full.

Long-Term Debt — Related Party

Long-term debt — related party at April 11, 2007 consisted of $17,500,000 of 5.5% unsecured notes issued to the former owner of Sopris West due January 30, 2009. Interest on the notes was payable semi-annually. The notes were repaid in full on April 12, 2007, concurrent with the Holding Company’s acquisition of Cambium.

NOTE H — INCOME TAXES

The components of the income taxes benefit are as follows:

		Successor
		Period from	Predecessor	Predecessor
	Successor	January 29,	Period from	Period
	Year Ended	2007 to	January 1,	Year Ended
	December 31,	December 31,	2007 to April 11,	December 31,
	2008	2007	2007	2006
Current:
Federal	$—	$18,000	$501,534	$6,576,980
State and other	102,538	508,020	356,976	1,069,804

	102,538	526,020	858,510	7,646,784

Deferred:
Federal	(11,950,931)	(7,109,967)	(4,309,520)	(3,932,925)
State and other	(1,574,398)	(1,254,700)	(243,048)	(310,615)

	(13,525,329)	(8,364,667)	(4,552,568)	(4,243,540)

Income tax benefit	$(13,422,791)	$(7,838,647)	$(3,694,058)	$3,403,242

The Company has recorded a net tax benefit for the year ended December 31, 2008 and in the periods January 29, 2007 to December 31, 2007 and January 1, 2007 to April 11, 2007, as a result of deferred tax assets that are expected to be realized in future periods.

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

The significant components of the net deferred tax assets and liabilities are shown in the following table:

	As of December 31,
	2008	2007

Deferred tax assets:
Net operating and capital losses carryforwards	$9,403,405	$2,045,856
Deferred compensation	112,901	147,607
Depreciation and amortization	189,790	31,379
Intangible and fixed assets	12,983,035	14,703,398
Embezzlement loss	1,894,249	4,878,100
Deferred financing costs	2,437,092	—
Other, net	4,866,150	4,345,903
Reserves	932,634	748,770

Total deferred tax assets	32,819,256	26,901,013
Less: valuation allowance	(2,857,867)	(1,032,806)

Net deferred tax assets	29,961,389	25,868,207
Deferred tax liabilities:
Intangible and fixed assets	(39,440,064)	(49,453,624)
Depreciation and amortization	(1,070,177)	(488,764)

Total deferred tax liabilities	(40,510,241)	(49,942,388)

Net deferred tax liabilities	$(10,548,852)	$(24,074,181)

The net deferred tax liabilities are stated at prevailing statutory income tax rates. Deferred tax assets and liabilities reflected on the Company’s consolidated balance sheets are as follows:

	As of December 31,
	2008	2007

Current deferred tax assets	$4,617,636	$5,362,054
Noncurrent deferred tax liabilities	(15,166,488)	(29,436,235)

Net deferred tax liabilities	$(10,548,852)	$(24,074,181)

For the six-month period ended June 30, 2009, the major components attributable to the difference between the Federal statutory rate of 35% and the actual rate are from the impairment of goodwill, state taxes, non-deductible meals and entertainment and transaction costs. In 2008, the major components attributable to the difference between the Federal statutory rate of 35% and the actual rate are the proceeds from settlement with previous stockholders, impairment of goodwill, state income taxes, valuation allowances, and non-deductible meals and entertainment expenses. In the period ended December 31, 2007, the major components attributable to the difference between the Federal statutory rate of 35% and the actual rate are state taxes, nondeductible meals and entertainment, and in-process research and development. In the period ended April 11, 2007, the major components attributable to the difference between the Federal statutory rate of 35% and the actual rate are valuation allowances, state taxes, nondeductible meals and entertainment, and nondeductible acquisition costs. In 2006, the major components attributable to the difference between the federal statutory rate of 35% and the actual tax rate are valuation allowances, state taxes, nondeductible meals and entertainment, the manufacturer’s deduction under Section 199 of the Internal Revenue Code, and the extraterritorial income exclusion.

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

As of December 31, 2008, the Company had Federal consolidated net operating loss carryforwards of approximately $18,100,000, of which $2,600,000 expire in 2027 and $15,500,000 expire in 2028.

The deferred tax assets at December 31, 2008, 2007 and 2006 were reduced by valuation allowances of $2,857,867, $1,032,806 and $2,325,966, respectively, which in 2008 and 2007 were principally related to tax benefits of capital losses and state net operating loss carryforwards that are not expected to be realized and in 2006 were related to the tax benefits of amortization of intangibles, capital losses and state net operating losses not expected to be realized.

The Predecessor’s Federal Income Tax returns for the years 2005 and 2006 have been examined by the Internal Revenue Service and all outstanding issues were settled in 2008. The results of the examination are reflected in the Company’s tax accounts and provision.

The income tax expense (benefit) computed using the federal statutory income tax rate differs from Cambium’s effective tax rate primarily due to the following:

		Successor	Predecessor
		Period from	Period from
	Successor	January 29,	January 1,	Predecessor
	Year Ended	2007 to	2007 to	Year Ended
	December 31,	December 31,	April 11,	December 31,
	2008	2007	2007	2006

(Loss) income before income taxes	$(82,982,387)	$(21,769,156)	$(15,506,249)	$3,842,917
Statutory federal tax at 35%	(29,043,835)	(7,623,874)	(5,427,187)	1,345,021
State taxes	(1,057,701)	(485,342)	(427,679)	356,253
Goodwill impairment	26,588,157	—	—	—
Purchase price adjustment	(10,244,219)	—	—	—
Seller transaction expenses	—	—	1,674,173	—
Change in valuation allowance	121,502	—	372,598	1,628,096
Other	213,305	270,569	114,038	73,872

Income tax (benefit) expense	$(13,422,791)	$(7,838,647)	$(3,694,058)	$3,403,242

Prior to the initial filing of an S-4 Registration Statement by Cambium Learning Group, Inc. (f/k/a Cambium-Voyager Holdings, Inc.), the Company was considered a private company, and therefore, in accordance with FASB Interpretation No. 48-3, elected to defer the effective date of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), to its annual financial statements for fiscal years beginning after December 15, 2008. As a result of such filing, the Company has adopted FIN 48 as of January 1, 2007, at which time differences between the amounts recognized in the financial statements prior to the adoption of FIN 48 and the amounts recognized after adoption are to be accounted for as a cumulative effect adjustment recorded to the beginning balance of retained earnings. As of the adoption date of January 1, 2007, and also at December 31, 2007 and 2008, the Company had no unrecognized tax benefits. The Company or its subsidiaries file income tax returns in the U.S. federal jurisdictions and various U.S. state jurisdictions. The tax years which remain subject to examination by major tax jurisdictions as of December 31, 2008 include 2007 and 2008 (Federal) and 2004-2008 (State).

NOTE I — MEMBERS’ EQUITY

VSS-Cambium Holdings, LLC

Holding Company was formed on January 29, 2007, and on that date entered into a stock purchase agreement that provided for the purchase by Holding Company of all of the outstanding stock of Cambium.

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

Each Investor and Executive Member (Member) contributed capital which totaled $144,023,857, including cash and carryover interest, and was issued a membership interest in Holding Company. The capital contributed was then used to purchase the outstanding stock of Cambium on April 12, 2007. On January 15, 2008, $750,000 of capital was contributed by a new investor for a membership interest in Holding Company. On June 30, 2008, the $7,000,000 in unsecured loans (Note G) were converted to capital stock of Holding Company. A capital stock issuance fee of $99,306 was paid by the Company. No future capital contribution is required to Holding Company by its Members.

Holding Company distributes cash and securities at the times determined by the Board at its sole discretion. The amount of each distribution is as follows:

a) first, to the Members, in proportion to their membership interest, until the aggregate amount equals the aggregate amount of their capital contributions;

b) second, to the Members, in proportion to their respective percentages, a return on the aggregate amount of their capital contributions from the date of the making of such contributions at the rate of eight percent (8%) per year, compounded annually;

c) then, upon the occurrence of a Realization Event, to the Management LLC for the aggregate amount of up to 17% of the remaining proceeds from the Realization Event;

d) the balance to the Members in proportion to their membership interest.

No returns on capital have been accreted as of December 31, 2008 and December 31, 2007.

The term “Realization Event” means the date upon which the Members of Holding Company receive cash equal to more than 50% of the total consideration to which they are entitled in connection with any of the following transactions (with noncash consideration valued at fair market value as reasonably determined by the Board):

a) sale or assignment in one transaction, or in a series of related transactions of more than 50% of the percentage interests in Holding Company (other than a sale or assignment to an affiliate of an Investor Member, or a sale or assignment in connection with one or more public offerings);

b) a sale or other disposition in one transaction, or in a series of related transactions of assets of Holding Company, or of Cambium having a value equal to more than 50% of the total value of the assets of Holding Company and Cambium; or

c) a merger or consolidation involving Holding Company or Cambium following which the Members of Holding Company, prior to such transaction, do not own in the aggregate, directly or indirectly 50%, or more of the equity or voting interests in the surviving or successor entity.

Following a Realization Event, a sale of membership or any other sale of membership interests, or a merger, Holding Company shall have the right to withhold, and each of the selling Members shall contribute and pay over from the proceeds received or receivable, a pro rata portion of the proceeds payable in any such transaction equal to the amount necessary, as reasonably determined by the Board, to satisfy any post-transaction indemnification, purchase price adjustment, or other similar escrow or holdback obligation.

If an initial public offering of equity interests in any subsidiary of Holding Company shall occur, the Board may, in its sole discretion, cause Holding Company to distribute its shares in the public subsidiary to the Investor Members and the Executive Members in accordance with the Distribution.

If an Executive Member’s employment by Holding Company, or one of its subsidiaries is terminated for cause or is terminated by the Executive Member without good reason (each, a Trigger Termination), then Holding Company shall have the option (but not the obligation), exercisable for 180 days after such

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

termination, to purchase the Executive Member’s membership interest in the Company, in whole or in part, at the fair market value thereof as of the last day of the calendar month in which such Trigger Termination occurs. Holding Company may exercise this option upon determination of the Board. If the Company exercises this option, the Company will accrete the difference and record the obligation as a liability. The total Executive Members’ Interest subject to this provision at June 30, 2009, December 31, 2008 and December 31, 2007 were $2,665,000, $2,665,000 and $2,915,000, respectively.

VSS-Cambium Management, LLC

VSS-Cambium Management, LLC (Management LLC) is a Delaware limited liability company formed on February 7, 2007. Management LLC is a member and holds up to a $50,000 equity interest in Holding Company. Its members are individuals admitted as Management Members including some which are also Members of Holding Company. Management Members may include employees of and consultants to Cambium. Management LLC is authorized to sell a total of 100,000 Management LLC units. Management Members are entitled to receive from Holding Company, following the occurrence of a Realization Event, distributions in an aggregate amount of up to 17% of the amount available for distribution to the Members of Holding Company after repayment of all capital contributions made by them, plus an 8% compounded amount return on those contributions.

Upon the occurrence of a Realization Event, all of the authorized but unissued LLC units automatically shall be issued pro rata to the Management Members of the Company who are active employees, except that Holding Company may, in its absolute discretion, allocate those LLC units to some of the members recommended by the Chief Executive Officer of Holding Company.

Each Management Member units are subject to vesting, but upon the occurrence of Realization Event, each member of the Management LLC who is an active employee shall be deemed to be fully vested. Each Management Member’s interest, in most cases, shall vest solely upon a Realization Event, and certain others vest over a four-year period; however, the Management Member loses the right to the vested shares in the case of a voluntary termination or a termination for cause. Upon a vesting or Realization Event, the Company will record compensation expense and a related liability related to the cash payable on distribution.

As of June 30, 2009, December 31, 2008 and December 31, 2007, 65,762 units for a total of $32,881 have been sold and distributed to certain employees of Cambium. The units were valued at $0.50 per unit and reflect the fair value at the date of purchase as determined by the Company’s Board of Managers. The proceeds received from the sale of the units are included in other accrued expenses on the accompanying Consolidated Balance Sheet. Upon a vesting or realization event, each of which are contingent, compensation expense will be recorded in the financial statements of the Company and a liability will be recorded related to the cash payable on distribution. Compensation expense has not been recognized during the periods presented because no vesting or realization event occurred or was deemed probable during such periods.

NOTE J — STOCKHOLDERS’ EQUITY — PREDECESSOR

The rights and preferences of each of the Company’s classes of stock are as follows:

Common Stock

At December 31, 2006, the Company had authorized 110,000,000 shares of common stock, of which 2,720,718 were issued, 100,000,000 were reserved for the conversion of preferred stock, and 7,000,000 were reserved for issuance upon exercise of common stock options, of which 5,860,750 options were issued.

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

Voting

Each share of common stock of the Company shall have identical rights and privileges in every respect. The holders of shares of common stock are entitled to vote upon all matters submitted to a vote of the stockholders of the Company, and shall be entitled to one vote for each share of common stock held.

Dividends

Dividends may be declared on the shares of common stock by the Board of Directors in accordance with the criteria set forth in the Series A Preferred Stock dividend rights.

Series A Preferred Stock

At December 31, 2006, the Company had authorized 100,000,000 shares of preferred stock, of which 100,000,000 have been designated as Series A Preferred Stock.

Ranking

Series A Preferred Stock shall rank senior to all other equity securities of the Company, including any other series or class of the Company’s preferred stock, common stock, or other capital stock, now or hereafter authorized, unless by its terms such series or class of equity securities ranks senior to or pari passu with the Series A Preferred Stock, and such series or class of equity securities has been authorized and approved in accordance with the provisions of the agreement by the holders of a majority of the then-outstanding shares of Series A Preferred Stock.

Dividends and Distributions

Subject to the prior rights and preferences, if any, applicable to shares of the preferred stock or any series thereof that ranks senior to or pari passu with the Series A Preferred Stock and that has been authorized and approved in accordance with the provisions of the agreement by the holders of a majority of the then-outstanding shares of Series A Preferred Stock, the Board of Directors may declare and pay dividends (payable in cash, stock, or otherwise) at any time and from time to time out of any funds the Company legally has available therefore, in the following order of priority:

(i) First, to the holders of Series A Preferred Stock, pro rata, in proportion to their respective ownership of the Series A Preferred Stock until each such holder has received 100% of the original issue price of such Series A Preferred Stock paid by such holder.

(ii) Second, to the holders of Series A Preferred Stock, pro rata, in proportion to their respective ownership of the Series A Preferred Stock until each such holder has received cumulative dividends equal to a pre-tax annual rate of return of 8% of the original issue compounded quarterly as such amount is determined in good faith by the Board.

(iii) Thereafter, to the holders of Series A Preferred Stock and common stock, pro rata, in proportion to the number of shares of common stock each holder would be entitled to receive upon conversion of all of the Series A Preferred Stock into common stock.

As of April 11, 2007, no dividends had been declared or paid.

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

Voting Rights

In addition to any voting rights provided by law, the holders of shares of Series A Preferred Stock shall have the following voting rights:

Each share of Series A Preferred Stock shall entitle the holder thereof to vote, in person or by proxy, on all matters voted on by holders of common stock, voting together as a single class with the holders of the common stock, and with holders of all other shares entitled to vote thereon.

Each share of Series A Preferred Stock shall entitle the holder to the number of votes with respect to such share as is equal to the number of votes that such holder would be entitled to cast assuming that such share of Series A Preferred Stock had been converted on the record date into the number of shares of common stock then issuable upon conversion of such share of Series A Preferred Stock.

Conversion

Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time or from time to time, into a number of shares of common stock equal to a fraction, the numerator of which is the Series A Liquidation Preference and the denominator of which is the Adjusted Conversion Price then in effect. At April 11, 2007, just prior to the acquisition by Holding Company, each share of Series A Preferred Stock outstanding converted into one share of common stock.

Liquidation, Dissolution, or Winding Up

In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the assets of the Company shall be distributed to the holders of preferred stock and common stock consistent with the distribution of dividends described above. If, upon any liquidation, dissolution, or winding up of the Company, the assets of the Company available for distribution to the holders of the Series A Preferred Stock shall be insufficient to permit payment in full to such holders of the sums, which such holders are entitled to receive in such case, then all of the assets available for distribution to holders of the Series A Preferred Stock shall be distributed among and paid to such holders ratably in proportion to the amounts that would be payable to such holders if such assets were sufficient to permit payment in full. A consolidation or merger of the Company resulting in the holders of the issued and outstanding voting securities of the Company immediately prior to such transaction owning or controlling a majority of the issued and outstanding voting securities of the continuing or surviving entity immediately following such transaction shall not be deemed to be a liquidation, dissolution, or winding up of the Company.

NOTE K — DEFINED CONTRIBUTION RETIREMENT PLAN

Cambium has established a defined contribution retirement plan, the Cambium Learning 401(k) Savings Plan, which conforms to Section 401(k) of the Internal Revenue Code and covers substantially all of Cambium’s eligible employees. Participants may elect to contribute a percentage of their compensation subject to an annual limit. Cambium provides a matching contribution in amounts up to 4.5% of employee compensation. The 401(k) matching contribution expense was $302,334 and $377,970 for the six months ended June 30, 2009 and 2008, respectively, and $733,854, $472,219, $292,622 and $695,642 for the year ended December 31, 2008, for the period from January 29, 2007 to December 31, 2007, for the period from January 1, 2007 to April 11, 2007, and for the year ended December 31, 2006, respectively.

NOTE L — DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements,” for its financial assets and liabilities. SFAS No. 157 establishes a new framework for measuring fair value and

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

expands disclosure requirements. SFAS No. 157 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants.

SFAS No. 157’s valuation techniques are based on observable or unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs have created the following fair value hierarchy:

•	Level 1 — Quoted prices for identical instruments in active markets.

•	Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant value drivers are observable.

•	Level 3 — Valuations derived from valuation techniques in which significant value drivers are unobservable.

As of June 30, 2009, the financial instruments include $6,386,857 of cash and cash equivalents, the $15,000,000 revolver, the $101,626,000 senior secured credit facility, the $53,426,639 subordinated notes and the $1,787,968 interest rate swap contract. As of December 31, 2008, the financial instruments include $2,418,071 of cash and cash equivalents, the $5,000,000 revolver, the $102,760,000 senior secured credit facility, the $52,307,018 subordinated notes and the $2,381,978 interest rate swap contract. As of December 31, 2007, the financial instruments include $1,173,365 of cash and cash equivalents, the $127,040,000 senior secured credit facility, the $50,641,960 subordinated notes and the $1,534,379 interest rate swap contract. The fair market values of cash and cash equivalents are equal to their carrying value. The fair value of the revolver is equal to its carrying value due to the short-term nature of the instrument and the interest rate being variable. The fair market value of the senior credit facility and subordinated notes are subject to market conditions; however, a limited trading market restricts the ability to freely trade the debt. The senior credit facility bears interest at a variable rate and management believes that the carrying value of the senior credit facility approximates its fair value. The fair value of the interest rate swap is obtained from a third-party quote. This value represents the estimated amount the Company would receive or pay to terminate the agreement taking into consideration current interest rates.

The following summarizes the valuation of financial instruments measured at fair value on a recurring basis in the consolidated balance sheet at June 30, 2009, December 31, 2008 and December 31, 2007:

	Significant Other Observable Inputs (Level 2)
	June 30, 2009	December 31,	December 31,
Description	(unaudited)	2008	2007
Interest rate swap	$1,787,968	$2,381,978	$1,534,379

The fair value of the interest rate swap was determined using a pricing model predicated upon observable market inputs.

NOTE M — STOCK OPTION PLAN — PREDECESSOR

2004 Stock Compensation Plan

The Company adopted the Cambium Learning 2004 Stock Compensation Plan (the 2004 Option Plan) on April 28, 2004. A total of 7,000,000 shares of common stock have been authorized and reserved for issuance under the 2004 Option Plan. Under the terms of the 2004 Option Plan, the Company is authorized to grant incentive stock options as defined under the Internal Revenue Code, nonqualified options, restricted stock, bonus stock, performance awards, and cash awards to employees, officers, directors, consultants, and advisors. Options granted under the 2004 Option Plan typically expire ten years from the date of grant.

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

The 2004 Option Plan is administered by the compensation committee of the Board of Directors, which selects the individuals to whom equity-based awards will be granted and determines the option exercise price and other terms of each award, subject to the provisions of the 2004 Option Plan. The 2004 Option Plan provides that, at the sole discretion of the compensation committee upon an acquisition of the Company, all options to purchase common stock will become exercisable, all restrictions on restricted stock will lapse, and/or all performance share awards will be paid out pro rata based on the level of performance attained as of such date. Options granted under the 2004 Option Plan typically vest over a four- to six-year period. At April 11, 2007, there was no restricted or bonus stock issued under the 2004 Option Plan and there were no performance awards or cash awards issued under the 2004 Option Plan. At April 11, 2007, 1,139,250 shares were available for future grant under the 2004 Option Plan.

The fair value of options granted were calculated using the following estimated weighted-average assumptions:

Year Ended
December 31,
2006

Risk-free interest rate	4.8%–4.87%
Expected dividend yield	0%
Volatility factor	55.43%–56.06%
Expected lives	6.25 years
Weighted-average fair value of options granted	$0.63

As there is no public market for the Company’s common stock, the volatility for options granted in 2006 has been determined based on the analysis of reported data for a peer group of companies that issued options with substantially similar terms. The expected life of options has been determined utilizing the “simplified” method as prescribed by the SEC’s Staff Accounting Bulletin No. 107, “Share-Based Payment.” The risk-free interest rate is based on a zero coupon United States Treasury instrument whose term is consistent with the expected life of the stock options. The Company has not paid, and does not anticipate paying, cash dividends on its shares of common stock; therefore, the expected dividend yield is assumed to be zero. SFAS No. 123(R) requires companies to utilize an estimated forfeiture when calculating the expense for the period. As a result, the Company applied an estimated forfeiture rate of 0% in the year ended December 31, 2006.

The Company uses the Black-Scholes option pricing model to calculate the grant date fair value of an award.

Information with respect to activity under the 2004 Option Plan is as follows:

	Number of	Weighted-Average
	Shares	Exercise Price

Outstanding at December 31, 2005	3,927,465	$2.31
Granted	2,325,000	2.00
Exercised	—	—
Canceled	(391,715)	(2.15)

Outstanding at December 31, 2006	5,860,750	2.20
Granted	—	—
Exercised	—	—
Canceled	(5,860,750)	(2.20)

Outstanding at April 11, 2007	—	—

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

In February 2007, in connection with the acquisition of Cambium, all outstanding stock options were modified such that they became fully vested, prior to the effective time of the acquisition. All outstanding options prior to the effective time of the acquisition were canceled in exchange for cash in an amount equal to the excess, if any, of the fair value over the exercise price of the option, multiplied by the number of shares of common stock underlying the option. Cambium recorded and expensed $2,872,650 in its consolidated statement of operations for the period from January 1, 2007 through April 11, 2007 as a result of the modification. As a result of the settlement with the former stockholders (Note A), $617,870 of the modification that was held in escrow was reversed and recorded as income in interest and other expenses in the Consolidated Statement of Operations in 2008.

NOTE N — COMMITMENTS AND CONTINGENCIES

Leases

Cambium has operating leases for various office and warehouse equipment and office and warehouse facilities that expire at various dates through 2016. Certain leases contain renewal and escalation clauses for a proportionate share of operating expenses.

Cambium has a build-to-suit lease for warehouse space in Frederick, Colorado. The lease requires minimum monthly rents that expire on October 31, 2016. The lease is renewable at the Company’s option for two additional periods of five years each. The Company has an outstanding letter of credit in the amount of $1,000,000 to secure the lease.

The Company evaluated the provisions of Emerging Issues Task Force No. 97-10, The Effect of Lessee Involvement in Asset Construction, and SFAS No. 98, Accounting for Leases, and concluded that due to the Company’s collateral to the landlord, in the form of the $1,000,000 letter of credit, that it is deemed the owner of the land and building for accounting purposes. As a result, the related capitalized costs for the warehouse space in Frederick, Colorado are now classified as “land, land improvements, and building” and are included in property, plant and equipment, net, in the accompanying Consolidated Balance Sheets. A liability for the same amount appears as other accrued expenses and accrued long-term building costs, representing the short- and long-term components. Due to the acquisition of Cambium, the Company recorded an increase of $4,747,587 in purchase accounting related to the fair market value of land, land improvements, and building for the warehouse space on the date of acquisition. The related liability has been adjusted accordingly. The cost of the building is being depreciated over a 35-year useful life. The amount of the depreciation expense was $183,895 and $183,895 for the six months ended June 30, 2009 and 2008, respectively, and $367,789, $167,793, $60,732, and $36,079 for the year ended December 31, 2008, for the period of January 29, 2007 through December 31, 2007, for the period of January 1, 2007 through April 11, 2007, and for the year ended December 31, 2006, respectively. Additionally, the obligation will be reduced over the life of the lease at an interest rate of 5.54%. At the end of the original lease term, the land and building, net of accumulated depreciation, will be equal to the remaining liability.

The future minimum lease commitment under this build-to-suit lease is payable as follows:

2009	$1,006,108
2010	1,026,150
2011	1,037,173
2012	1,092,289
2013	1,092,289
Thereafter	3,265,175

Total minimum lease payments	$8,519,184

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

The future minimum rental commitments under all remaining noncancelable leases for real estate operating leases are payable as follows:

2009	$1,327,833
2010	803,964
2011	649,356
2012	649,356
2013	270,565

Total minimum lease payments	$3,701,074

The future minimum sublease rental payments to be received under noncancelable subleases are as follows:

2009	$291,929
2010	154,608

Total minimum lease payments	$446,537

Operating rent expense, net of sublease rental payments was $512,540 and $615,945 for the six months ended June 30, 2009 and 2008, respectively, and $1,237,931, $939,208, $375,144 and $1,905,554 for the year ended December 31, 2008, for the period from January 29, 2007 to December 31, 2007, for the period from January 1, 2007 to April 11, 2007, and for the year ended December 31, 2006, respectively.

Contingencies

Cambium is involved in ordinary and routine litigation and matters incidental to its business. There are no such matters pending that Cambium expects to be material in relation to its financial condition, results of operations, or cash flows.

Cambium is contingently liable for $1,482,000 of letters of credit, performance bonds, and surety bonds posted as security for its operating activities. The full amount is backed by letters of credit from the Revolver. Under the terms of the Revolver, outstanding letters of credit are deducted from the unused borrowing capacity.

Indemnification Provisions

Except as limited by Massachusetts law, the by-laws of the Company require it to indemnify certain current or former directors, officers, and employees of the Company against expenses incurred by them in connection with each proceeding in which he or she is involved as a result of serving or having served in certain capacities. Indemnification is not available with respect to a proceeding as to which it has been adjudicated that the person did not act in good faith in the reasonable belief that the action was in the best interests of the Company. The maximum potential amount of future payments the Company could be required to make under these provisions is unlimited. The Company has never incurred significant costs related to these indemnification provisions. As a result, the Company believes the estimated fair value of these provisions is minimal.

The Company accepts standard limited indemnification provisions in the ordinary course of business, whereby it indemnifies its customers for certain direct damages incurred in connection with third-party patent or other intellectual property infringement claims with respect to the use of the Company’s products. The term of these indemnification provisions generally coincides with the customer’s use of the Company’s products. The maximum potential amount of future payments the Company could be required to make under these provisions is always subject to fixed monetary limits. The Company has never incurred significant costs to

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

defend lawsuits or settle claims related to these indemnification provisions. As a result, the Company believes the estimated fair value of these provisions is minimal.

NOTE O — RELATED PARTY TRANSACTIONS

Veronis Suhler Stevenson LLC

Veronis Suhler Stevenson LLC (VSS LLC), through its investment partnerships, is the majority member of Holding Company. Cambium entered into a management services agreement with VSS LLC, effective on April 12, 2007. Under the term of the agreement, VSS LLC provides Cambium the following services: (i) advice in connection with the negotiation of agreements, contracts, documents, and instruments necessary to provide Cambium with financing from banks on terms and conditions satisfactory to Cambium; and (ii) financial, managerial, and operational advice in connection with its day-to-day operations, including, without limitation, advice with respect to the development and implementation of strategies for improving the operating, marketing and financial performance of Cambium. Cambium has agreed to pay VSS LLC an annual monitoring fee of $200,000, plus out-of-pocket expenses, payable semi-annually in arrears, in exchange for these services. The Company expensed for monitoring fees $100,000 and $97,502 for the six months ended June 30, 2009 and 2008, respectively, and $199,315 and $144,658 for the year ended December 31, 2008 and for the period of January 29, 2007 to December 31, 2007, respectively. At June 30, 2009, $100,000 was due to VSS LLC and was included in accounts payable on the accompanying Consolidated Balance Sheet.

In each instance that an additional equity investment is made in Holding Company (regardless of whether such investment is such Member’s initial equity investment, or a subsequent equity investment) and in each instance that Holding Company obtains debt financing from any party, VSS LLC, or its designee, shall be entitled to advisory fees from Holding Company at the time of any such investment or financing in an aggregate amount of 1.0% of the gross proceeds of such investment or financing. Upon each acquisition or disposition of any business or entity by Holding Company or any of its subsidiaries or affiliates, Holding Company shall pay VSS LLC, or its designee, an advisory fee in an amount equal to 1.0% of the enterprise value of that business or entity. Holding Company shall promptly reimburse VSS LLC for all out-of-pocket fees and expenses incurred by it in performing any services for or on behalf of the Company, including, without limitation, any legal, financial or tax advisor fees, and travel, hotel, and meal expenses incurred. Holding Company paid to VSS Fund Management LLC a one-time transaction fee of $3,200,000 in cash at the closing of the acquisition of Cambium; of this, $500,000 was allocated to deferred financing costs, and $2,700,000 was allocated to purchase price. Holding Company allocated $500,000 of the transaction fee to deferred financing costs based on the fact that VSS Fund Management LLC performed a limited amount of work related to the debt financing. Specifically, VSS Fund Management LLC’s services included securing financing for, and participating in the syndication of, Holding Company’s senior unsecured debt, and VSS Fund Management LLC’s assistance in the syndication of the senior unsecured round reduced the fees paid to the underwriters by 1.0% of the $50,000,000 facility, or by $500,000. On August 22, 2008, unsecured loans to the Company totaling $7,000,000 from three members of the Company (see Note G) were converted to qualified capital stock of Holding Company (see Note I). A capital stock issuance fee of $99,306 was paid by the Company to VSS LLC.

Whitney

Cambium was majority owned by Ednewco LLC and Whitney V LP, through its investment in Ednewco, LLC, was the majority stockholder of Cambium prior to its sale to Holding Company. Cambium entered into a management services agreement with Whitney V Management Co., LLC (Whitney), effective on January 1, 2004. Under the terms of the agreement, Whitney provided Cambium the following services: (i) advice in connection with the negotiation of agreements, contracts, documents, and instruments necessary to provide Cambium with financing from banks on terms and conditions satisfactory to Cambium; and (ii) financial, managerial, and operational advice in connection with its day-to-day operations, including, without limitation, advice with respect to the development and implementation of strategies for improving the operating,

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

marketing, and financial performance of Cambium. Cambium has agreed to pay Whitney a management fee of not less than $250,000, plus out-of-pocket expenses, annually, payable quarterly in arrears, in exchange for these services. The Company expensed $92,500 and $324,314 for the period January 1, 2007 to April 11, 2007 and for year ended December 31, 2006, respectively, for management fees. Furthermore, the Company has agreed to pay Whitney a transaction fee equal to 1% of the enterprise value of assets or securities acquired from third parties by Cambium. This agreement was terminated on April 12, 2007, when Cambium was acquired by Holding Company.

Cactus Investments, LLP

The Company leased office and warehouse space in Longmont, Colorado from Cactus Investments, LLP. A general partner of Cactus Investments, LLP was a director of Cambium through April 11, 2007. The Company paid $169,320 and $497,880 in the period January 1, 2007 through April 11, 2007 and for the year ended December 31, 2006, respectively, for rent for this location.

Microcomputer Science Corporation

On January 15, 2008, Microcomputer Science Corporation of Mississauga, Ontario and its owner made a capital contribution of $1,000,000; $750,000 was contributed for a membership interest in VSS-Cambium Holding Company, LLC and $250,000 was used to acquire a portion of Executive Members’ interest. Microcomputer Science Corporation is an authorized reseller of the Company’s products with sales totaling $1,259,565 in the period January 15, 2008 through December 31, 2008. The sales were an arm’s length transaction and the relationship with Microcomputer Science Corporation began prior to its investment in Holding Company.

NOTE P — OTHER INFORMATION

The Company’s geographic area of operation is predominantly the United States. Export or foreign sales to locations outside the United States are not significant to the Company’s business. No single customer accounts for more than 10% of consolidated net sales. Although the loss of a single customer or a few customers would not have a material adverse effect on the Company’s business, schedules of school adoptions and market acceptance of the Company’s products can materially affect year-to-year revenue performance. As customary in this industry, the Company does not require collateral against its trade receivables; however, the risk from these concentrations is reduced as the Company monitors its credit and collection procedures as a matter of policy.

NOTE Q — RESTRUCTURING

In December 2007, Cambium developed, approved, and communicated a plan to consolidate the Petaluma, California, office and reduce the work force. The Company estimates the total restructuring charge to be approximately $642,047. The Company expensed $55,140 for the six months ended June 30, 2009, classified as cost of sales in the accompanying Consolidated Statement of Operations in the Learning Technologies segment. The remainder of the costs will be recognized during the second half of 2009. The following table summarizes the restructuring plan:

						Incurred in
						Successor
						Period from
					Incurred in	January 29, 2007
	Total Amount	Total Incurred	Incurred in Six	Incurred in Six	Year Ended	through
	Expected to be	as of June 30,	Months Ended	Months Ended	December 31,	December 31,
	Incurred	2009	June 30, 2009	June 30, 2008	2008	2007

One-time termination benefits	$314,229	$313,349	$14,650	$215,887	$238,394	$60,305
Other associated costs	347,617	$347,617	40,489	158,088	307,128	—

	$661,846	$660,966	$55,139	$373,975	$545,522	$60,305

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes the activity in the Company’s restructuring reserve, which is included in other accrued expenses in the accompanying Consolidated Balance Sheets.

	Period Ended	Year Ended	Year Ended
	June 30,	December 31,	December 31,
	2009	2008	2007

Beginning Balance	$48,766	$60,305	$—
Accrued Expenses:
One-time termination benefits	14,650	238,394	60,305
Facility-related expenses	40,489	307,128	—
Cash Payments:
One-time termination benefits	—	(249,933)	—
Facility-related expenses	(40,489)	(307,128)	—

Ending Balance	$63,416	$48,766	$60,305

NOTE R — TASA SETTLEMENT

On February 15, 2007, Touchstone Applied Science Associates, Inc. (TASA) filed a complaint in the United States District Court, Southern District of New York, against Cambium Learning, Inc., requesting a judgment declaring that the parties entered into a licensing agreement pursuant to which, in consideration of the defendant paying in a timely manner an annual licensing fee, the defendant acquired the limited right to use TASA’s DRP specified materials only for the LANGUAGE! third edition and otherwise only for a five-year period, measured from the date the materials were delivered through April 2009. Cambium previously asserted that the license is perpetual, subject to the timely payment of the annual license fee of $23,000. On July 31, 2007, Cambium and TASA reached a settlement agreement on this matter. Cambium agreed to pay TASA $300,000 for an irrevocable, royalty free, fully paid-up, perpetual license to use TASA’s DRP specified materials for the life of the LANGUAGE! third edition. This amount is capitalized in pre-publication costs and is being amortized over its estimated useful life.

NOTE S — SEGMENT REPORTING

The Company’s geographic area of operation is predominantly the United States. Export or foreign sales to locations outside the United States for the six month period ended June 30, 2009 accounted for 14% of total sales, with 10% of these sales shipped to Canada. No single customer accounts for more than 10% of consolidated net sales. Sales to the Company’s largest single customer for the six month period ended June 30, 2009 accounted for 3% of total sales and accounted for less than 1% of accounts receivable as of June 30, 2009. Although the loss of a single customer or a few customers would not have a material adverse effect on the Company’s business, schedules of school adoptions and market acceptance of the Company’s products can materially affect year-to-year revenue performance. The Company evaluates the performance of its operating segments based on income (loss) from operations before interest income and expense, income taxes, and nonrecurring and extraordinary items. The significant accounting policies of the reportable segments are the same as those for the Company. There were no inter-segment sales or transfers.

The Company has three reportable segments with separate management teams and infrastructures that offer various products and services, as follows:

Published Products:

This operating segment includes instructional materials, teaching guides, teacher training, implementation services, and professional development services. The principal markets for these products are elementary and secondary schools.

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

Learning Technologies:

This operating segment includes assistive and instructional technology and related services. The principal markets for these products are elementary and secondary schools.

Other:

This consists of unallocated corporate related items.

The following table represents the revenue, gross profit and income (loss) from operations which are used by the Company’s chief operating decision maker to measure the segment’s operating performance. The accounting policies of each segment are the same as those described in the summary of significant accounting policies.

		Cambium
	Published	Learning
	Products	Technologies	Other	Consolidated

Predecessor Year ended December 31, 2006
Product sales	$72,318,414	$20,562,668	$—	$92,881,082
Service revenues	13,118,762	423,656	—	13,542,418

Net sales	85,437,176	20,986,324	—	106,423,500
Cost of product sales	34,239,481	8,551,581	256,833	43,047,895
Cost of service revenues	8,035,051	222,941	—	8,257,992

Total cost of sales	42,274,532	8,774,522	256,833	51,305,887
Depreciation and amortization	9,899,137	3,101,940	25,739	13,026,816
Segment net (loss) income	$5,584,693	$1,567,749	$(6,712,767)	$439,675

Predecessor Period from January 1, 2007 through April 11, 2007
Product sales	$9,268,384	$5,969,566	$—	$15,237,950
Service revenues	3,060,303	115,255	—	3,175,558

Net sales	12,328,687	6,084,821	—	18,413,508
Cost of product sales	6,882,789	2,201,078	60,943	9,144,810
Cost of service revenues	1,843,444	64,762	—	1,908,206

Total cost of sales	8,726,233	2,265,840	60,943	11,053,016
Depreciation and amortization	3,218,262	896,995	8,233	4,123,490
Segment net (loss) income	$(3,930,690)	$1,055,977	$(8,937,478)	$(11,812,191)

Successor Period, from January 29, 2007 (inception) through December 31, 2007
Product sales	$57,323,278	$13,943,336	$—	$71,266,614
Service revenues	9,338,963	241,744	—	9,580,707
Net sales	66,662,241	14,185,080	—	80,847,321
Cost of product sales	32,282,787	5,344,693	210,435	37,837,915
Cost of service revenues	6,193,541	118,851	—	6,312,392
Total cost of sales	38,476,328	5,463,544	210,435	44,150,307
Depreciation and amortization	15,532,715	4,888,123	636,547	21,057,385
Segment net (loss) income	$2,767,450	$(615,788)	$(16,082,171)	$(13,930,509)

Year ended December 31, 2008
Product sales	$67,919,015	$21,287,964	$—	$89,206,979

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

		Cambium
	Published	Learning
	Products	Technologies	Other	Consolidated

Service revenues	10,141,382	383,031	—	10,524,413

Net sales	78,060,397	21,670,995	—	99,731,392
Cost of product sales	35,739,624	7,428,121	739,420	43,907,165
Cost of service revenues	7,210,023	252,562	—	7,462,585

Total cost of sales	42,949,647	7,680,683	739,420	51,369,750
Depreciation and amortization	20,984,578	5,539,614	894,475	27,418,667
Segment net (loss) income	$(77,353,677)	$1,380,890	$6,413,191	$(69,559,596)

Six months ended June 30, 2008
Product sales	$30,321,080	$10,945,121	$—	$41,266,202
Service revenues	5,369,828	155,582	—	5,525,410
Net sales	35,690,908	11,100,703	—	46,791,612
Cost of product sales	16,936,953	3,814,935	430,603	21,182,491
Cost of service revenues	3,684,160	90,976	—	3,775,136
Total cost of sales	20,621,113	3,905,911	430,603	24,957,627
Depreciation and amortization	10,408,745	2,759,409	446,616	13,614,770
Segment net (loss) income	$(3,177,021)	$593,960	$(11,194,142)	$(13,777,203)

Six months ended June 30, 2009
Product sales	$23,476,862	$8,781,508	$—	$32,258,370
Service revenues	4,365,850	145,293	—	4,511,143

Net sales	27,842,712	8,926,801	—	36,769,513
Cost of product sales	15,346,834	2,836,927	312,130	18,495,891
Cost of service revenues	3,257,503	74,439	—	3,331,942

Total cost of sales	18,604,337	2,911,366	312,130	21,827,833
Depreciation and amortization	10,307,336	2,298,506	450,629	13,056,472
Segment net (loss) income	$(11,410,715)	$1,050,684	$(10,387,400)	$(20,747,431)

Assets assigned to each segment are based upon specific identification of such assets and include fixed assets and intangible assets. All other assets are not assignable to segments. The table below summarized total fixed assets and intangible assets by segment:

		Cambium
	Published	Learning
	Products	Technologies	Other	Consolidated

Year ended December 31,2007	$118,926,608	$21,259,653	$2,030,774	$142,217,035
Year ended December 31, 2008	99,459,669	16,282,217	1,164,765	116,906,652
Six months ending June 30, 2009	89,942,615	14,336,297	752,208	105,031,120

NOTE T — SUBSEQUENT EVENTS (unaudited)

Pursuant to the adoption of SFAS No. 165, issued May 2009, which became effective as of the Company’s second quarter ended June 30, 2009 the Company has evaluated all events subsequent to the balance sheet date of June 30, 2009 through October 29, 2009, which is the date these financial statements were issued, and have determined that except as set forth below, there are no subsequent events that require disclosure under FASB Accounting Standards Codificationtm Topic 855, Subsequent Events.

Cambium Learning’s senior secured credit agreement contains a financial covenant regarding Cambium Learning’s total leverage ratio as of the end of each fiscal quarter. Cambium Learning’s senior unsecured credit

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

agreement contains a financial covenant regarding Cambium Learning’s minimum adjusted EBITDA (calculated as set forth in the credit agreements) as of the end of each fiscal quarter. For the fiscal quarter ended June 30, 2009, Cambium Learning’s total leverage ratio was greater than the maximum permitted 6.5:1, and Cambium Learning’s adjusted EBITDA was less than the minimum required $25 million. As of August 14, 2009, Cambium Learning was in non-compliance with these covenants. On August 14, 2009, Cambium notified both its senior secured lenders and senior unsecured debt holders that VSS-Cambium Holdings intended to cure the non-compliance. On August 17, 2009, $3.0 million of capital was contributed to Cambium Learning to fund the cure. On August 20, 2009, the $3.0 million was paid to the senior secured lenders and reduced the principal amount outstanding on Cambium Learning’s senior secured credit agreement. Cambium Learning is permitted one such cure right in each fiscal year. An uncured default with respect to either of these financial covenants could, if not waived by the lenders and the noteholders, result in acceleration of the indebtedness under Cambium Learning’s credit facilities. Cambium Learning may not have sufficient funds to repay the indebtedness, and there may not be equity or debt financing opportunities available to Cambium Learning on acceptable terms, or at all. Based on Cambium Learning’s performance to date, Cambium Learning expects to be in compliance with its financial covenants for the quarters ended September 30, 2009, and December 31, 2009.

On or about June 20, 2009, the Holding Company engaged in a series of corporate transactions designed to provide for a business combination involving Cambium and publicly held Voyager Learning Company (“Voyager”). Upon completion of those corporate transactions, the current equity owners of the Holding Company will instead own all of the equity interests in VSS-Cambium Holdings III, LLC, which in turn will own all of the outstanding capital stock of VSS-Cambium Holdings II Corp. That entity, in turn, will own, directly or indirectly, 100% of the equity of the Holding Company and Cambium. Concurrently, the controlling equity owner of the Holding Company formed Cambium Learning Group, Inc. (f/k/a Cambium-Voyager Holdings, Inc.) (“Holdings”) and Holdings entered into an agreement and plan of mergers (the “Merger Agreement”) which provides that upon satisfaction or waiver of the conditions described in the Merger Agreement, VSS-Cambium Holdings II Corp., Cambium, Voyager and the subsidiaries of the Cambium and Voyager will become direct or indirect wholly owned subsidiaries of Holdings. Upon consummation of the closing provided for in the Merger Agreement, VSS-Cambium Holdings III, LLC will own 24,300,466 shares of the outstanding common stock of Holdings and the former stockholders of Voyager will receive a combination of Holdings common stock, cash and contingent value rights. The precise number of shares of Holdings common stock to be issued to the former stockholders of Voyager cannot be determined until closing, as that number depends upon the amount of cash held by Voyager at closing, the extent to which the former stockholders of Voyager elect to receive cash rather than stock at closing, and the potential exercise of appraisal rights by Voyager’s stockholders. It is anticipated that the former stockholders of Voyager will own approximately 44.5% of the Holdings common stock to be outstanding upon consummation of the transactions described in the Merger Agreement (excluding the effect of the Holdings warrant). Closing is conditioned on the receipt of Voyager stockholder approval, as well as other customary conditions.

VSS LLC will receive a fee in the amount of $3,000,000 from Holdings upon completion of the mergers in consideration of providing advisory services with respect to the mergers. This fee will be payable $1,000,000 in cash at closing, and the balance becomes payable if and when Cambium Learning’s ratio of total outstanding debt to adjusted EBITDA drops below 3.0:1. Three-quarters of this remaining balance will be allocated pro rata among VSS LLC and certain of the members of VSS-Cambium Holdings, LLC.

On June 8, 2009, the Company executed a Preferred Supplier Agreement with TPO/Hess Holdings, Inc. (“Hess”). Hess supplies the Company with printed materials including soft cover books and catalogs. The agreement specifies that the Company will purchase a minimum of 70% of 2008 sales volume with Hess for the production period of January 1, 2009 to December 31, 2009. The pricing will be based on quoted prices and the agreement can be cancelled by either party with 120 days written notice.

On October 29, 2009, Cambium Learning entered into an amendment to each of its credit agreements. The amendments, which are substantially similar to each other in form, provide for the following important modifications to the credit agreements. The threshold in the “Change in Control” definition is reduced from

VSS-CAMBIUM HOLDINGS, LLC (Successor) and
CAMBIUM LEARNING, INC. (Predecessor)

Notes to Consolidated Financial Statements — (Continued)

50% to 35%. VSS, however, is not permitted to sell or otherwise transfer any of its equity in Holdings, unless it continues to own at least 35% of Holdings common stock, and it has not sold or otherwise transferred, in the aggregate, more than 15% of its Holdings common stock. The “material indebtedness” threshold was increased from $5.0 to $7.5 million, so if a “change in control” occurs under any other debt whose principal amount does not exceed $7.5 million, such occurrence would not (in and of itself) be an event of default under the credit agreements. Additional restricted payments are being permitted to allow Cambium Learning to upstream up to $3.0 million each fiscal year for company, administrative, overhead, franchise tax and related costs incurred by Holdings, as well as $750,000 each fiscal year for board of director compensation payments and related expenses. The annual VSS monitoring fee has been eliminated. The permitted acquisition basket is being reset, after giving effect to the Voyager Expanded Learning acquisition, to a cumulative $150 million amount, but any single acquisition is limited to $20 million until the ratio of senior secured debt to EBITDA (as calculated under the credit agreements) does not exceed 2.50 to 1.0, and the ratio of total leverage to EBITDA (as calculated under the credit agreements) does not exceed 3.50 to 1.0, at which time, the single acquisition limit will be increased to $100 million. The following items are being permitted as add-backs to consolidated EBITDA: deferred revenue associated with a permitted acquisition; costs related to the mergers for transaction expenses; closing of locations or lease termination, severance and integration; and M&A costs for future transactions (whether or not consummated). Each of the foregoing provisions only becomes effective if and when the mergers are consummated. In addition, the amendments ratify and approve of the mergers and the related transactions, including the Voyager Expanded Learning acquisition and the LAZEL spinoff and dropdown. The LAZEL drop down must occur on or before February 19, 2010. Each of the lenders who executed the amendment on or before October 28, 2009, received a fee equal to 20 basis points of the amount of its loans and commitments under the credit agreements, for an aggregate fee payable to all lenders equal to approximately $296,000.

On October 29, 2009, Holdings amended and restated its certificate of incorporation to change its name from “Cambium-Voyager Holdings, Inc.” to “Cambium Learning Group, Inc.” The other changes allow the Cambium designees for the Holdings board of directors to have, in the aggregate, the agreed upon total of five board votes, even if not all five have been designated.

VOYAGER LEARNING COMPANY AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

	Six Months Ended
	June 30,	June 30,
	2009	2008
	(In thousands, except per share data)
	(Unaudited)

Net sales	$47,009	$49,151
Cost of sales (exclusive of depreciation and amortization shown separately below)	(15,604)	(17,881)

Gross profit	31,405	31,270
Research and development expense	(2,162)	(2,602)
Sales and marketing expense	(14,074)	(17,405)
General and administrative expense	(12,440)	(16,209)
Depreciation and amortization expense	(9,683)	(10,825)
Goodwill impairment	(21,984)	—
Lease termination costs	—	(11,673)

Loss before interest, other income (expense) and income taxes	(28,938)	(27,444)
Net interest income (expense):
Interest income	61	576
Interest expense	(476)	(154)

Net interest income (expense)	(415)	422
Other income (expense), net	1,184	789

Loss before income taxes	(28,169)	(26,233)
Income tax benefit	447	—

Net loss	$(27,722)	$(26,233)

Net loss per common share:
Basic net loss per common share	$(0.93)	$(0.88)
Diluted net loss per common share	$(0.93)	$(0.88)
Average number of common shares and equivalents outstanding:
Basic	29,874	29,871
Diluted	29,874	29,871

The accompanying Notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Voyager Learning Company and Subsidiaries

Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2009	2008
	(Unaudited)
	(In thousands, except per share data)

ASSETS
Current assets:
Cash and cash equivalents	$71,224	$67,302
Accounts receivable, net	10,657	7,371
Income tax receivable	5,849	19,782
Inventory	14,202	15,196
Other current assets	7,035	33,826

Total current assets	108,967	143,477
Property, equipment, and software at cost	18,685	16,543
Accumulated depreciation and amortization	(11,556)	(9,718)

Net property, equipment and software	7,129	6,825
Goodwill	77,733	99,717
Acquired curriculum intangibles, net	33,107	38,594
Other intangible assets, net	4,726	5,218
Developed curriculum, net	9,189	8,903
Other assets	1,354	1,363

Total assets	$242,205	$304,097

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities of capital lease obligations	$119	$149
Accounts payable	3,607	1,962
Accrued expenses	14,656	40,866
Deferred revenue, less long-term portion	19,556	27,917

Total current liabilities	37,938	70,894
Long-term liabilities:
Capital lease obligations, less current maturities	35	96
Other liabilities	19,410	20,348

Total long-term liabilities	19,445	20,444

Commitments and contingencies (See Note 13)
Shareholders’ equity:
Common stock ($.001 par value, 50,000 shares authorized, 30,550 shares issued and 29,874 shares outstanding at June 30, 2009 and December 31, 2008)	30	30
Capital surplus	357,823	357,741
Accumulated earnings (deficit)	(156,949)	(129,227)
Treasury stock, at cost (676 shares at June 30, 2009 and December 31, 2008)	(16,836)	(16,836)
Other comprehensive income (loss):
Pension and postretirement plans, net of tax benefit of $392 and $713 at June 30, 2009 and December 31, 2008, respectively	795	1,093
Net unrealized gain (loss) on securities, net of tax expense of $39 at June 30, 2009 and December 31, 2008	(41)	(42)

Accumulated other comprehensive income	754	1,051

Total shareholders’ equity	184,822	212,759

Total liabilities and shareholders’ equity	$242,205	$304,097

The accompanying Notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Voyager Learning Company and Subsidiaries

Condensed Consolidated Statements of Cash Flows

	Six Months Ended
	June 30,	June 30,
	2009	2008
	(Dollars in thousands)
	(Unaudited)

Operating activities:
Net loss	$(27,722)	$(26,233)
Adjustments to reconcile net loss to net cash used in operating activities:
Goodwill impairment	21,984	—
Depreciation and amortization	9,683	10,825
Non-cash lease termination costs	—	673
Stock-based compensation	134	479
Loss/(gain) on sale of available for sale securities	1	(140)
Deferred income taxes	74	—
Non-cash tax benefit	(321)	—
Changes in operating assets and liabilities:
Accounts receivable, net	(3,286)	(12,716)
Income tax receivable	13,933	1,179
Inventory	994	(2,784)
Other current assets	15,121	836
Other assets	9	(8)
Accounts payable	1,645	2,008
Accrued expenses	(26,210)	(7,729)
Deferred revenue	(7,663)	(630)
Other long-term liabilities	(1,184)	(1,502)
Other, net	(14)	55

Net cash used in operating activities	(2,822)	(35,687)
Investing activities:
Expenditures for property, equipment, developed curriculum, and software	(4,294)	(3,634)
Purchases of equity investments available for sale	(10)	(595)
Proceeds from sales of equity investments available for sale	11,139	1,515

Net cash provided by (used in) investing activities	6,835	(2,714)
Financing activities:
Principal payments under capital lease obligations	(91)	(153)

Net cash used in financing activities	(91)	(153)
Increase (decrease) in cash and cash equivalents	3,922	(38,554)
Cash and cash equivalents, beginning of period	67,302	53,868

Cash and cash equivalents, end of period	$71,224	$15,314

The accompanying Notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Voyager Learning Company and Subsidiaries

Condensed Consolidated Statement of Shareholders’ Equity (Deficit) and Comprehensive Income (Loss)
For the Six Months Ended June 30, 2009

					Accumulated
					Other
	Common Stock		Capital	Accumulated	Comprehensive
	Issued	Treasury	Surplus	Deficit	Income(Loss)	Total
	(Dollars and shares in thousands)

Balance, at the end of fiscal 2008 (Common stock, 30,550 shares issued; treasury stock, 676 shares)	$30	$(16,836)	$357,741	$(129,227)	$1,051	$212,759
Comprehensive income (loss):
Net earnings				(27,722)		(27,722)
Pension and postretirement plans					24	24
Write-off tax benefit on pension settlement					(321)	(321)

Total comprehensive income (loss)						(28,019)
Stock-based compensation expense			82			82

Balance, at June 30, 2009 (Common stock, 30,550 shares issued; treasury stock, 676 shares)	$30	$(16,836)	$357,823	$(156,949)	$754	$184,822

Voyager Learning Company and Subsidiaries

Notes to the Condensed Consolidated Financial Statements
(Unaudited)

Note 1 — Basis of Presentation

The Condensed Consolidated Financial Statements include the accounts of Voyager Learning Company and its subsidiaries (collectively, unless the context otherwise requires, the “Company”) and are unaudited. All intercompany transactions are eliminated.

As permitted under the Securities and Exchange Commission (“SEC”) requirements for interim reporting, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted. The Company believes that these financial statements include all necessary and recurring adjustments for the fair presentation of the interim period results. These financial statements should be read in conjunction with the Consolidated Financial Statements and related notes included in this proxy statement/prospectus for the fiscal year ended December 31, 2008. Due to seasonality, the results of operations for the six months ended June 30, 2009 are not necessarily indicative of the results to be expected for the year ending December 31, 2009.

Certain reclassifications to the 2008 Consolidated Financial Statements have been made to conform to the 2009 presentation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Subsequent actual results may differ from those estimates.

The Company’s management approach, organizational structure, operating performance measurement and reporting, and operational decision making are performed from a single company perspective. The Company operates as one reportable segment within the United States in fiscal 2008 and 2009.

Note 2 — Planned Business Combination

On June 22, 2009, the Company announced that it entered into a definitive merger agreement (the “Merger Agreement”), dated as of June 20, 2009, to combine with Cambium Learning, Inc. (“Cambium”), an education company serving the needs of at-risk and special student populations in the pre-kindergarten through twelfth grade market. The planned business combination will be effected through a newly-formed company, Cambium Learning Group, Inc. (f/k/a Cambium-Voyager Holdings, Inc.) (“Holdings”), which will acquire both companies and issue shares in the combined company to stockholders of the Company and to the parent entity of Cambium. Holdings will be majority owned by VSS-Cambium Holdings III, LLC, which will be majority owned by Veronis Suhler Stevenson, a leading private equity investor in the information, education and media industries and current majority owner of VSS Cambium Holdings, LLC, which indirectly owns Cambium. Upon completion of the planned mergers, Holdings will be a public company, and anticipates having its common stock approved for listing on the NASDAQ Global Market.

Under the terms of the Merger Agreement, each stockholder of the Company will be entitled to receive, in exchange for each share of the Company’s common stock owned by such stockholder, the following consideration: (i) at the election of the stockholder, either one share of common stock of Holdings or $6.50 in cash, subject to a potential pro-rata reduction; (ii) a pro-rata amount of certain tax refunds received by the Company prior to the closing of the transaction, reduced by the amount of the tax refunds contractually required to be placed in escrow at closing; and (iii) a contingent value right payable periodically during the period commencing nine months after closing and expected to end on or about October 15, 2013.

Under Statement of Financial Accounting Standards (“SFAS”) No. 141R, “Business Combinations,” Cambium is the accounting acquirer and the Company is the acquiree. As such, if and when the planned

Voyager Learning Company and Subsidiaries

Notes to the Condensed Consolidated Financial Statements — (Continued)

mergers are completed, the Company will cease to be a reporting entity and Cambium’s financial statements will be the historical financial statements of Holdings. The planned merger is subject to approval by the stockholders of the Company and other closing conditions.

Note 3 — Accounts Receivable

Accounts receivable are stated net of allowances for doubtful accounts and estimated sales returns. The allowance for doubtful accounts and estimated sales returns totaled $0.9 million at June 30, 2009 and $0.7 million at December 31, 2008. The allowance for doubtful accounts is based on a review of the outstanding accounts receivable balances and historical collection experience. The allowance for sales returns is based on historical rates of return as well as other factors that management believes could reasonably be expected to cause sales returns to differ from historical experience.

Note 4 — Stock-Based Compensation

The total amount of pre-tax expense for stock-based compensation recognized in general and administrative expense in the six months ended June 30, 2009 and June 30, 2008 was $0.1 million and $0.5 million, respectively.

There were no issuances of stock-based compensation awards during the six months ended June 30, 2009.

On April 9, 2009, 440,000 options granted in 2004 to one of the Company’s key executives under the Long Term Incentive Performance plan, were cancelled due to voluntary forfeiture of these options.

Note 5 — Net Loss per Common Share

Basic net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the period, including the potential dilution that could occur if all of the Company’s outstanding stock awards that are in-the-money were exercised, using the treasury stock method. A reconciliation of the weighted average number of common shares and equivalents outstanding used in the calculation of basic and diluted net loss per common share are shown in the table below for the periods indicated:

	Six Months Ended
	June 30,	June 30,
	2009	2008
	(Shares in thousands)

Basic	29,874	29,871
Dilutive effect of awards	—	—

Diluted	29,874	29,871

No awards were included in the computation of diluted net loss per common share for the six months ended June 30, 2009 and 2008 because a net loss occurred and to include them would be anti-dilutive.

Note 6 — Fair Value Measurements

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. In February 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position No. 157-2, “Effective Date of FASB Statement No. 157,” which delayed the effective date of SFAS No. 157 for non-recurring measurements of non-financial assets and liabilities to fiscal years beginning after November 15, 2008 and interim periods within those fiscal

Voyager Learning Company and Subsidiaries

Notes to the Condensed Consolidated Financial Statements — (Continued)

years. The Company adopted SFAS No. 157 for all recurring financial assets and liabilities beginning fiscal 2008. The Company adopted SFAS No. 157 for all other nonfinancial assets and liabilities beginning fiscal 2009. The adoption of SFAS No. 157 had no impact on the Company’s Condensed Consolidated Financial Statements.

SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

All of the Company’s financial assets and liabilities are valued using quoted prices in active markets, which are considered Level 1 inputs under SFAS No. 157.

Note 7 — Comprehensive Loss

Comprehensive loss includes net loss, pension and postretirement liability, net unrealized gain (loss) on available-for-sale securities, and the write-off of tax benefit resulting from the partial settlement of the U.S. defined benefit pension plan (see Note 12 herein).

Comprehensive loss is shown in the table below for the periods indicated:

	Six Months Ended
	June 30,	June 30,
	2009	2008
	(Dollars in thousands)

Net loss	$(27,722)	$(26,233)
Other comprehensive loss:
Pension and postretirement plans	23	(13)
Unrealized gain (loss) on securities	1	(200)
Write-off of tax benefit on pension settlement	(321)	—

Comprehensive loss	$(28,019)	$(26,446)

Note 8 — Impairment

The changes in the carrying amount of goodwill for the six months ended June 30, 2009 are as follows:

(Dollars in thousands)

Balance as of December 31, 2008	$99,717
Goodwill impairment	(21,984)

Balance as of June 30, 2009	$77,733

Under SFAS No. 142, “Goodwill and other Intangible Assets” (“SFAS No. 142”), goodwill and other indefinite-lived intangible assets are no longer amortized but are instead reviewed for impairment at least annually and whenever a triggering event is determined to have occurred in an interim period. The Company announced that it had entered into the Merger Agreement during the second quarter of 2009 and this planned business combination is considered a triggering event under SFAS No. 142. See Note 2 for additional information on the planned business combination.

The first step of impairment testing as of June 30, 2009 showed that the book value of the Company’s single reporting unit exceeded its fair value; therefore, a second step of testing was required under

Voyager Learning Company and Subsidiaries

Notes to the Condensed Consolidated Financial Statements — (Continued)

SFAS No. 142. The fair value was determined using an estimated purchase price from the Merger Agreement of $184.1 million. The final total purchase price could materially differ from the value estimated due to numerous factors including the value of Holdings as of the date of the merger, the timing of completion of the merger, stockholder elections to receive cash versus common stock of Holdings, and the value of cash received by stockholders from tax refunds and the contingent value right.

The second step requires the allocation of fair value of a reporting unit to all of the assets and liabilities of that reporting unit as if the reporting unit had been acquired in a business combination, and is dependent on multiple assumptions and estimates, including estimated purchase price, future cash flow projections with a terminal value multiple, and the discount rate used to determine the expected present value of the estimated future cash flows. Future cash flow projections are based on management’s best estimates of economic and market conditions over the projected period including industry fundamentals such as the state of educational funding, revenue growth rates, future costs and operating margins, working capital needs, capital and other expenditures, and tax rates. The discount rate applied to future cash flows is a weighted-average cost of capital and takes into consideration market and industry conditions, returns for comparable companies, the rate of return an outside investor would expect to earn, and other relevant factors. As a result of the second step of the Company’s June 30, 2009 impairment test, the goodwill balance for the reporting unit as of the measurement date was determined to be partially impaired. As a result of these factors, an impairment charge of $22.0 million was recorded for the six months ended June 30, 2009. The Company’s annual impairment testing is performed during the fourth fiscal quarter. As expected, the Company continued to experience the adverse marketplace and economic conditions that began to impact the Company in 2008. While the Company continues to experience these adverse conditions and as the estimated purchase price under the Merger Agreement continues to be refined, the Company will test the impairment of goodwill quarterly.

In performing its test of goodwill impairment the Company also tested its other long lived assets and determined no impairment was indicated.

Note 9 — Other Current Assets

Other current assets at June 30, 2009 and December 31, 2008 consisted of the following:

	As of
	June 30,	December 31,
	2009	2008
	(Dollars in thousands)

Available for sale securities	$2,022	$13,137
Short-term deferred tax asset	1,439	1,994
Deferred costs	2,641	1,907
Insurance receivable	—	15,000
Other	933	1,788

Total	$7,035	$33,826

See Note 15 for further description of the settlement of the legal contingency accrual related to the putative securities class actions and the related receivable from the Company’s insurance providers.

Voyager Learning Company and Subsidiaries

Notes to the Condensed Consolidated Financial Statements — (Continued)

Note 10 — Accrued Expenses

Accrued expenses at June 30, 2009 and December 31, 2008 consisted of the following:

	As of
	June 30,	December 31,
	2009	2008
	(Dollars in thousands)

Salaries, bonuses and benefits	$5,269	$6,900
Corporate transition costs	1,377	1,879
Pension and post-retirement medical benefits	1,263	6,675
Deferred compensation	624	3,233
Legal contingency accrual	73	20,000
Transaction costs	3,506	—
Other	2,544	2,179

Total	$14,656	$40,866

See Note 13 for further description of the Company’s corporate transition costs.

See Note 15 for further description of the settlement of the legal contingency accrual related to the putative securities class actions.

Transaction costs relate to professional service fees incurred but not paid for the merger with Cambium. See Note 2 for further description of the Merger Agreement.

Note 11 — Other Liabilities

Other liabilities at June 30, 2009 and December 31, 2008 consisted of the following:

	As of
	June 30,	December 31,
	2009	2008
	(Dollars in thousands)

Pension and post-retirement medical benefits, long-term portion	$9,744	$10,239
Long-term deferred tax liability	2,157	2,638
Long-term deferred revenue	2,288	1,590
Long-term deferred compensation	1,133	2,765
Long-term income tax payable	662	640
Other	3,426	2,476

Total	$19,410	$20,348

Voyager Learning Company and Subsidiaries

Notes to the Condensed Consolidated Financial Statements — (Continued)

Note 12 — Pension and Other Postretirement Benefit Plans

Components of net periodic benefit costs are:

	Six Months Ended
	U.S. Defined Benefit		Other Postretirement
	Pension Plan		Benefits
	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008
	(Dollars in thousands)

Service cost	$—	$—	$—	$—
Interest cost	344	621	3	3
Expected return on plan assets	—	—	—	—
Amortization of prior service cost	—	—	—	—
Recognized net actuarial (gain) loss	—	36	(15)	(49)

Net pension and other postretirement benefit cost (income)	$344	$657	$(12)	$(46)

During the fourth quarter of 2008, the Company provided an opportunity for participants in its Replacement Benefit Plan (“RBP”) and its U.S. defined benefit pension plan to receive a discounted lump sum distribution to settle retirement obligations. Prior to the distribution opportunity, both plans were frozen, with no participants entitled to make additional contributions or earn additional service years. Based on the number of participants who chose to receive a discounted lump sum payment, the Company paid participants approximately $7.9 million in January 2009 related to these lump sum payments. As a result of the settlements, the Company recorded a gain in January 2009 of $1.3 million, consisting of $1.1 million related to the RBP settlement and $0.2 million related to the settlement of the U.S. defined benefit pension plan. The gain is included in Other Income (Expense) in the Condensed Consolidated Statement of Operations.

Note 13 — Corporate Transition and Lease Termination Costs

On February 12, 2007, after the sale of ProQuest Business Solutions and ProQuest Information and Learning, the Company’s Board of Directors approved and announced to employees the closing of the corporate office in Ann Arbor, Michigan. The transition plan, which was completed by year-end 2008, included the elimination of redundant positions and transitioning the performance of certain operational activities to Dallas, Texas. The Company expects to incur approximately $4.1 million in severance and retention expense related to the transition plan, all of which was accrued in prior years. As of June 30, 2009, approximately $1.7 million remains accrued. Related costs are included in general and administrative expense. In May 2009, one of the affected employees signed a new employment agreement that reduced the applicable severance payments by $0.3 million. This change in estimate was recorded in the current period in general and administrative expense. The change in the accruals for corporate transition costs related to severance and

Voyager Learning Company and Subsidiaries

Notes to the Condensed Consolidated Financial Statements — (Continued)

retention payments and reduction in accrual for change in employment agreement for the six months ended June 30, 2009 is as follows:

(Dollars in thousands)

Balance as of December 31, 2008	$2,556
Accruals	(342)
Payments made	(487)

Balance as of June 30, 2009	$1,727

Current portion	$1,377

Long-term portion	$350

Note 14 — Uncertain Tax Positions

There were no material changes in the Company’s uncertain tax positions during the six months ended June 30, 2009.

The Company files income tax returns in the U.S. federal jurisdiction and various U.S. state jurisdictions. The Company is currently under examination by the IRS for 2006 and 2007.

Under the sale agreements with Snap-On Incorporated and Cambridge Scientific Abstracts, LP (“CSA”), the Company is liable to indemnify Snap-On Incorporated or CSA for any income taxes assessed against ProQuest Business Solutions (“PQBS”) or ProQuest Information and Learning (“PQIL”) for periods prior to the sale of PQBS or PQIL. The Company has established a liability for those matters where it is not probable that the position will be sustained. The amount of the liability is based on management’s best estimate given the Company’s history with similar matters and interpretations of current laws and regulations.

Note 15 — Contingent Liabilities

Putative Securities Class Actions

Between February and April 2006, four putative securities class actions, consolidated and designated In re ProQuest Company Securities Litigation, were filed in the U.S. District Court for the Eastern District of Michigan (the “Court”) against the Company and certain of its former and then-current officers and directors. Each of these substantially similar lawsuits alleged that the Company and certain officers and directors (“the Defendants”) violated Sections 10(b) and/or 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as the associated Rule 10b-5, in connection with the Company’s proposed restatement.

On May 2, 2006, the Court ordered the four cases consolidated and appointed lead plaintiffs and lead plaintiffs’ counsel.

On July 22, 2008, the Company reached an agreement in principle to settle the consolidated shareholder securities class action law suit filed against it and certain officers and directors in the U.S. District Court for the Eastern District of Michigan for $20 million. A Stipulation and Agreement of Settlement was signed by the parties and the Court granted preliminary approval of such agreement. During January 2009, the Company paid $4.0 million into an escrow account and its insurers funded the remaining portion of the settlement into the escrow account as well. The Court entered final approval of the settlement on March 30, 2009. This Final Order and Judgment fully resolves the securities matters raised in this litigation.

Voyager Learning Company and Subsidiaries

Notes to the Condensed Consolidated Financial Statements — (Continued)

Shareholder Derivative Lawsuits

On April 18, 2006 and December 19, 2006, respectively, two shareholder derivative lawsuits were filed in the U.S. District Court for the Eastern District of Michigan (the “Court”), purportedly on behalf of the Company against certain current and former officers and directors of the Company by certain of the Company’s shareholders. Both cases were assigned to Honorable Avern Cohn, who entered a stipulated order staying the litigation pending completion of the Company’s restatement and a special committee investigation into the restatement.

On January 29, 2008, the Court entered an order consolidating the two cases and approving co-lead and co-liaison counsel representing plaintiffs. On March 20, 2008, plaintiffs filed a consolidated amended complaint alleging claims for breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, unjust enrichment, rescission, imposition of a constructive trust, violations of the Sarbanes-Oxley Act of 2002 and violations of the Exchange Act against current and former officers or directors of the Company and one of its subsidiaries. On December 3, 2008 the Company reached an agreement in principle to settle the shareholder derivative litigation law suit filed against it and certain officers and directors in the Court. Under the terms of the agreement, the Company and its insurers would pay an amount not to exceed $650,000 in attorneys’ fees and agree to maintain or adopt additional corporate governance standards. The Company’s portion of this amount is equal to $500,000. The parties entered into a Stipulation of Settlement on January 9, 2009. This Stipulation of Settlement was approved by the Court and a Final Judgment and Order was signed by the Court on March 31, 2009. Subject to an annual review of the corporate governance standards by the Court, this Final Judgment and Order fully resolves the matters asserted in this litigation.

Other Contingent Liabilities

The Company is also involved in various legal proceedings incidental to its business. Management believes that the outcome of these proceedings will not have a material adverse effect upon the Company’s consolidated operations or financial condition and management believes that the Company recognized appropriate reserves as necessary based on facts and circumstances known to management.

The Company has letters of credit in the amount of $0.8 million outstanding as of June 30, 2009 to support workers’ compensation insurance coverage as well as certain of the Company’s credit card programs. The Company has a certificate of deposit in the amount of $1.1 million collateralizing these letters of credit, certain other credit card programs and the Automated Clearinghouse (ACH) program. The certificate of deposit is recorded in other assets.

Note 16 — Subsequent Events

The Company has evaluated subsequent events through August 10, 2009, which is the date on which these Condensed Consolidated Financial Statements were issued. There were no recognized subsequent events, as defined in SFAS No. 165, “Subsequent Events” (“SFAS No. 165”), identified. Additionally, the Company did not identify any nonrecognized subsequent events, as defined by SFAS No. 165, that should be disclosed in order to keep the financial statements from being misleading.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Voyager Learning Company

We have audited the accompanying consolidated balance sheets of Voyager Learning Company and subsidiaries (the “Company”), as of December 31, 2008 and December 29, 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for the fiscal years then ended. In connection with our audits of the consolidated financial statements, we have also audited financial statement schedule II. The Company’s management is responsible for these financial statements and financial statement schedule. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements and financial statement schedule referred to above present fairly, in all material respects, the financial position of the Company, as of December 31, 2008 and December 29, 2007, and the results of their operations and their cash flows for the fiscal years then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1 to the consolidated financial statements, the Company adopted FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB No. 109,” effective as of December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 5, 2009 expressed an unqualified opinion.

/s/  Whitley Penn LLP

Dallas, Texas
March 5, 2009

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Voyager Learning Company:

We have audited the accompanying consolidated statements of operations, shareholders’ equity (deficit) and comprehensive income (loss), and cash flows of Voyager Learning Company (formerly known as ProQuest Company) (the Company) and subsidiaries for the fiscal year ended December 30, 2006. In connection with our audit of the consolidated financial statements, we have also audited financial statement schedule II for the fiscal year ended December 30, 2006. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Voyager Learning Company and subsidiaries for the fiscal year ended December 30, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for the fiscal year ended December 30, 2006, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in note 1 to the consolidated financial statements, the Company changed its method of accounting for share-based payments in 2006.

/s/  KPMG LLP

Detroit, Michigan
September 17, 2008

Voyager and Subsidiaries

Consolidated Statements of Operations
For the fiscal years ended December 31, 2008, December 29, 2007 and December 30, 2006

	2008	2007	2006
	(In thousands, except per share data)

Net sales	$98,531	$109,612	$115,051
Cost of sales (exclusive of depreciation and amortization shown separately below)	(35,939)	(36,192)	(37,417)

Gross profit	62,592	73,420	77,634
Research and development expense	(5,302)	(4,532)	(5,198)
Sales and marketing expense	(33,734)	(29,587)	(27,614)
General and administrative expense	(30,660)	(53,280)	(65,081)
Depreciation and amortization expense	(21,358)	(23,190)	(23,865)
Goodwill impairment	(43,141)	(67,232)	(42,496)
Lease termination costs	(11,673)	—	—

Loss from continuing operations before interest, other income (expense) and income taxes	(83,276)	(104,401)	(86,620)
Net interest income (expense):
Interest income	1,485	3,682	1,080
Interest expense	(510)	(3,347)	(28,544)

Net interest income (expense)	975	335	(27,464)
Other income (expense), net	(363)	4,408	—

Loss from continuing operations before income taxes	(82,664)	(99,658)	(114,084)
Income tax benefit	1,160	12,396	64,063

Loss from continuing operations	(81,504)	(87,262)	(50,021)
Earnings from discontinued operations (less applicable income tax expense of $0, $1,491, and $23,776, respectively)	—	5,460	44,926
Gain on sale of discontinued operations (less applicable income tax expense of $0, $11,160, and $66,321, respectively)	—	46,572	347,708

Net earnings (loss)	$(81,504)	$(35,230)	$342,613

Net earnings (loss) per common share:
Basic:
Loss from continuing operations	$(2.73)	$(2.92)	$(1.68)
Earnings from discontinued operations	—	0.18	1.51
Gain on sale of discontinued operations	—	1.56	11.66

Basic net earnings (loss) per common share	$(2.73)	$(1.18)	$11.49

Diluted:
Loss from continuing operations	$(2.73)	$(2.92)	$(1.68)
Earnings from discontinued operations	—	0.18	1.51
Gain on sale of discontinued operations	—	1.56	11.66

Diluted net earnings (loss) per common share	$(2.73)	$(1.18)	$11.49

Average number of common shares and equivalents outstanding:
Basic	29,871	29,858	29,816
Diluted	29,871	29,858	29,816

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

Voyager and Subsidiaries

Consolidated Balance Sheets
As of December 31, 2008 and December 29, 2007

	2008	2007
	(In thousands, except
	per share data)

ASSETS
Current assets:
Cash and cash equivalents	$67,302	$53,868
Accounts receivable, net	7,371	9,266
Income tax receivable	19,782	65,600
Inventory	15,196	16,005
Other current assets	33,826	16,489

Total current assets	143,477	161,228
Property, equipment, and software at cost:
Buildings and improvements	1,220	10,666
Machinery and equipment	4,707	5,975
Software	10,616	7,284

Total property, equipment, and software at cost	16,543	23,925
Accumulated depreciation and amortization	(9,718)	(8,584)

Net property, equipment, and software	6,825	15,341

Goodwill	99,717	142,858
Acquired curriculum intangibles, net	38,594	51,206
Other intangible assets, net	5,218	6,411
Developed curriculum, net	8,903	9,333
Other assets	1,363	16,350

Total assets	$304,097	$402,727

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities of capital lease obligations	$149	$789
Accounts payable	1,962	4,403
Accrued expenses	40,866	25,315
Deferred revenue	27,917	19,822

Total current liabilities	70,894	50,329

Long-term liabilities:
Capital lease obligations, less current maturities	96	810
Other liabilities	20,348	61,258

Total long-term liabilities	20,444	62,068

Commitments and contingencies (See Note 18)
Shareholders’ equity:
Common stock ($.001 par value, 50,000 shares authorized, 30,550 shares issued and 29,874 shares outstanding at the end of fiscal 2008, and 30,552 shares issued and 29,883 shares outstanding at the end of fiscal 2007)	30	30
Capital surplus	357,741	356,683
Accumulated earnings (deficit)	(129,227)	(47,723)
Treasury stock, at cost (676 shares at the end of fiscal 2008 and 669 shares at the end of fiscal 2007)	(16,836)	(16,742)
Other comprehensive income (loss):
Pension and postretirement plans, net of tax benefit of $713 in each year	1,093	(2,088)
Net unrealized gain (loss) on securities, net of tax expense of $39 in each year	(42)	170

Accumulated other comprehensive income (loss)	1,051	(1,918)

Total shareholders’ equity	212,759	290,330

Total liabilities and shareholders’ equity	$304,097	$402,727

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

Voyager and Subsidiaries

Consolidated Statements of Cash Flows
For the fiscal years ended December 31, 2008, December 29, 2007 and December 30, 2006

	2008	2007	2006
	(Dollars in thousands)

Operating activities:
Net earnings (loss)	$(81,504)	$(35,230)	$342,613
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Goodwill and long-lived asset impairment	43,141	67,232	42,496
Gain on sale of discontinued operations, net of tax	—	(46,572)	(347,708)
Earnings from discontinued operations, net of tax	—	(5,460)	(44,926)
Depreciation and amortization	21,358	23,190	23,865
Amortization and write-off of deferred financing costs	—	2,286	9,003
Stock-based compensation	878	137	4,309
Excess tax benefit realized related to stock-based compensation	—	—	(92)
Gain on sale of available for sale securities	(106)	(508)	(405)
Deferred income taxes	(1,176)	(12,671)	(64,105)
Non-cash lease termination costs	673	—	—
Changes in operating assets and liabilities:
Accounts receivable, net	1,895	6,067	(3,286)
Tax receivable	45,818	(55,742)	9,009
Inventory	809	(3,404)	371
Other current assets	6,866	52,009	2,890
Other assets	(13)	(1,205)	(14,970)
Accounts payable	(2,441)	661	(2,295)
Accrued expenses	(9,038)	(61,113)	(3,623)
Deferred revenue	8,367	3,385	3,685
Other long-term liabilities	(4,353)	(15,217)	32,455
Other, net	50	(4)	(133)

Net cash provided by (used in) operating activities of continuing operations	31,224	(82,159)	(10,847)

Investing activities:
Expenditures for property, equipment, curriculum development costs, and software	(7,912)	(8,755)	(14,408)
Purchases of equity investments available for sale	(11,786)	(7,777)	(6,664)
Proceeds from sales of equity investments available for sale	2,172	8,843	11,521
Proceeds from (expenditures associated with) sale of discontinued operations, net	—	186,342	501,231

Net cash provided by (used in) investing activities of continuing operations	(17,526)	178,653	491,680

Financing activities:
Proceeds from debt	—	—	561,059
Repayment of debt	—	(58,225)	(1,015,798)
Principal payments under capital lease obligations	(264)	(840)	(746)
Debt issuance costs	—	(302)	(8,379)
Proceeds from exercise of stock options, net	—	—	589
Excess tax benefit realized related to stock-based compensation	—	—	92

Net cash used in financing activities of continuing operations	(264)	(59,367)	(463,183)

Effect of exchange rate changes on cash	—	—	(7,148)

Increase in cash and cash equivalents of continuing operations	13,434	37,127	10,502
Net cash used in discontinued operations:
Net cash provided by (used in) operating activities	—	(19,891)	66,716
Net cash used in investing activities	—	(2,540)	(47,510)
Net cash used in financing activities	—	(730)	(20,763)

Net cash used in discontinued operations	—	(23,161)	(1,557)
Increase in cash and cash equivalents	13,434	13,966	8,945
Cash and cash equivalents, beginning of year	53,868	39,902	30,957

Cash and cash equivalents, end of year	$67,302	$53,868	$39,902

Non-cash financing and investing activities:
Acquisition of equipment through capital leases	$—	$—	$1,937

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

Voyager and Subsidiaries

Consolidated Statements of Shareholders’ Equity (Deficit) and Comprehensive Income (Loss)
For the fiscal years ended December 31, 2008, December 29, 2007 and December 30, 2006

				Unearned		Accumulated
				Compensation		Other
	Common Stock		Capital	on Restricted	Accumulated	Comprehensive
	Issued	Treasury	Surplus	stock	Deficit	Income(Loss)	Total
	(Dollars and shares in thousands)

Balance, at the end of fiscal 2005 (Common stock, 30,563 shares issued; treasury stock, 653 shares)	$30	$(16,550)	$354,879	$(3,122)	$(375,986)	$(7,698)	$(48,447)
Comprehensive income (loss):
Net earnings					342,613		342,613
Foreign currency translation adjustments (net of tax expense of $2,739)						14,292	14,292
Pension and postretirement plans (net of tax expense of $7,059)						(6,163)	(6,163)
Unrealized gain on securities						21	21

Total comprehensive income (loss)							350,763
Adoption of SFAS 158						(193)	(193)
Restricted stock grant, 2 shares			(60)	60			—
Restricted stock amortization, net of cancellations, 29 shares			1,259				1,259
Stock-based compensation expense			3,050				3,050
Stock options exercised, net 29 shares			589				589
Reclassification of unearned compensation on restricted stock			(3,062)	3,062			—
Restricted stock utilized to pay taxes		(27)					(27)

Balance, at the end of fiscal 2006 (Common stock, 30,565 shares issued; treasury stock, 655 shares)	$30	$(16,577)	$356,655	$—	$(33,373)	$259	$306,994
Comprehensive income (loss):
Net earnings					(35,230)		(35,230)
Foreign currency translation adjustments						(1,313)	(1,313)
Pension and postretirement plans						1,029	1,029
Unrealized loss on securities						(501)	(501)

Total comprehensive income (loss)							(36,015)
Adoption of FIN 48					20,880		20,880
Write off foreign currency translation adjustments upon sale of PQIL						(24,676)	(24,676)
Write off accumulated other comprehensive income (loss) related to PQIL pension plan						23,284	23,284
Restricted stock amortization, net of cancellations, 13 shares			369				369
Stock-based compensation expense			(506)				(506)
Restricted stock utilized to pay taxes							—
		(165)	165				—

Balance, at the end of fiscal 2007 (Common stock, 30,552 shares issued; treasury stock, 669 shares)	$30	$(16,742)	$356,683	$—	$(47,723)	$(1,918)	$290,330
Comprehensive income (loss):
Net earnings					(81,504)		(81,504)
Pension and postretirement plans						3,181	3,181
Unrealized loss on securities						(212)	(212)

Total comprehensive income (loss)							(78,535)
Restricted stock amortization			110				110
Stock-based compensation expense			854				854
Restricted stock utilized to pay taxes		(94)	94				—

Balance, at the end of fiscal 2008 (Common stock, 30,550 shares issued; treasury stock, 676 shares)	$30	$(16,836)	$357,741	$—	$(129,227)	$1,051	$212,759

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

Voyager and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 — Significant Accounting Policies

Nature of Operations.  Voyager and Subsidiaries (collectively the “Company”) is a leading provider of results-driven reading and math intervention programs, professional development programs regarding the teaching of reading, subscription-based online supplemental reading, math and science resources and programs, and a core reading program for school districts throughout the U.S.

Our reading programs include: Voyager Passporttm, a comprehensive reading intervention system for K-5; Voyager Universal Literacy System ®, a K-3 core reading program; Passport Reading Journeystm, a middle school reading intervention system for grades 6-9; TimeWarp ® Plus, a K-9 summer school reading intervention program; Voyager Pasaportetm, a K-3 reading intervention system in Spanish; and Learning A-Ztm, a group of related websites known as Reading A-Ztm, Raz-Kidstm, Reading-tutorstm, Vocabulary A-Ztm, and Writing A-Ztm which provide online supplemental reading, writing and vocabulary lessons, books, and other resources for students and teachers.

Our math and science programs include: Vmath®, a math intervention system for grades 3-8; ExploreLearningtm, a subscription-based online library of interactive simulations in math and science for grades 3-12; and Science A-Ztm, a Learning A-Z website aimed at the supplemental science market.

VoyagerU® is our professional development program for teachers, literacy coaches and administrators.

The Company has been a leading publisher of solutions for the education, automotive and power equipment markets. In 2005, we acquired Voyager Expanded Learning (“VEL”). In 2007, we changed our name to Voyager.

The Company had provided products and services to our customers through three business segments. With the sale of ProQuest Business Solutions (“PQBS”) on November 28, 2006 and the sale of ProQuest Information and Learning (“PQIL”) on February 9, 2007, we now provide products and services to our customers through one business segment, Voyager Education (“VED”).

Reclassifications.  Certain reclassifications to the Consolidated Financial Statements for all prior periods presented have been made to conform to the 2008 presentation. In prior years, the Company included amortization of its acquired and developed curriculum and certain other operational assets in Cost of Sales. In the current year presentation, all depreciation and amortization for the periods presented herein has been segregated and shown as a separate line item on the Consolidated Statements of Operations.

Also, in prior years, the Company included a line item in its Consolidated Financial Statements entitled selling and administrative expense. In the current year presentation, amounts previously included in this line item have been reclassified into the line items sales and marketing expense, general and administrative expense, or depreciation and amortization expense. A summary of the impact of these conforming reclassifications on previously filed results is as follows (in thousands):

	2007 as		2007 in	2006 as		2006 in
	Originally		Current Year	Originally		Current Year
	Filed	Reclassifications	Presentation	Filed	Reclassifications	Presentation

Cost of sales	$(55,720)	$19,528	$(36,192)	$(57,279)	$19,862	$(37,417)
Gross profit	53,892	19,528	73,420	57,772	19,862	77,634
Selling and administrative expense	(86,529)	86,529	—	(96,698)	96,698	—
Sales and marketing expense	—	(29,587)	(29,587)	—	(27,614)	(27,614)
General and administrative expense	—	(53,280)	(53,280)	—	(65,081)	(65,081)
Depreciation and amortization expense	—	(23,190)	(23,190)	—	(23,865)	(23,865)

Voyager and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

Use of Estimates.  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Subsequent actual results may differ from those estimates.

Principles of Consolidation.  The Consolidated Financial Statements include the accounts of Voyager and its majority owned subsidiaries. All intercompany transactions are eliminated.

Discontinued Operations.  The Company considers businesses to be held for sale when management approves and commits to a formal plan to actively market a business for sale. Upon designation as held for sale, the carrying value of the assets of the business are recorded at the lower of their carrying value or their estimated fair value, less costs to sell. The Company ceases to record depreciation and amortization expense associated with assets held for sale at that time.

On November 28, 2006, the Company sold its our PQBS businesses to Snap-on Incorporated. In December 2006, the Company announced the sale of its PQIL businesses to Cambridge Scientific Abstracts, LP. The sale was completed on February 9, 2007. The operating results and the gain on sale of PQBS and PQIL have been segregated from the Company’s continuing operations for all periods presented in the Company’s Consolidated Financial Statements and are separately reported as discontinued operations (see Note 4 to the Company’s Consolidated Financial Statements included herein for additional information on discontinued operations).

Fiscal Year.  On December 20, 2007, the Board of Directors of the Company adopted a resolution changing the Company’s fiscal year end from the Saturday nearest to December 31 to a calendar year. This change is effective for the fiscal year ended on December 31, 2008. The Company’s fiscal 2007 year ended on December 29, 2007. The two-day transition period between December 29, 2007 and the 2008 annual fiscal year, which began January 1, 2008, is included in this proxy statement/prospectus for the year ending December 31, 2008. The Quarterly Report on Form 10-Q for the period ended March 31, 2008 was the first report filed by the Company for the newly adopted fiscal year and included the two-day transition period.

Prior to fiscal 2008, the Company’s fiscal year ended on the Saturday nearest to December 31 each calendar year. References to fiscal year 2007 or fiscal 2007 are for the 52 weeks ended December 29, 2007 and references to fiscal year 2006 or fiscal 2006 are for the 52 weeks ended December 30, 2006.

Revenue Recognition.  The Company accounts for its revenues under Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB No. 104”). Revenues are derived from sales of reading, math and science, and professional development solutions to school districts primarily in the U.S. Sales include printed materials and often online access to educational materials for individual students, teachers, and classrooms. Revenue from the sale of printed materials for reading and math products is recognized when the product is shipped to or received by the customer. Revenue for product support, implementation services, and online subscriptions is recognized over the period services are delivered. The division of revenue between shipped materials, online materials, and ongoing support and services is determined in accordance with Emerging Issues Task Force 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). Revenue for our professional development courses, which includes an internet delivery component, is recognized over the contractual delivery period, typically nine to twelve months. Revenue for the online content sold separately or included with our curriculum materials, is recognized ratably over the access period, typically a school year. Shipments to school book depositories are on consignment and revenue is recognized based on shipments from the depositories to the schools.

ExploreLearning and Learning A-Z derive revenue exclusively from sales of online subscriptions to reading, math and science teaching materials. Typically, the subscriptions are for a 12 month period and the revenue is recognized ratably over the period the online access is available to the customer.

Voyager and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

The amount of service revenues are less than 10% of total revenues for all periods presented.

For our discontinued operations, PQIL’s published products provided users with access to comprehensive databases, including historical newspapers, Early English Books Online (“EEBO”), e-dissertations, and topic specific products on either a subscription basis that normally covers twelve months, or through a perpetual access license. PQIL followed the guidance under SAB No. 104 for all subscription products. Revenue from subscription agreements was recognized ratably over the term of the subscription, including any free before or after periods, using the straight-line method. For sales of perpetual access licenses, revenue was recognized over the greater of one year or the applicable period if the perpetual access license was associated with a subscription or data access agreement.

Accounts Receivable.  Accounts receivable are stated net of allowances for doubtful accounts and estimated sales returns. The allowance for doubtful accounts and estimated sales returns totaled $0.7 million and $1.3 million at year end 2008 and 2007, respectively. The allowance for doubtful accounts is based on a review of the outstanding balances and historical collection experience. The allowance for sales returns is based on historical rates of return.

Foreign Currency Translation.  The financial position and results of operations of each of our foreign subsidiaries which are included in discontinued operations, are measured using the local currency as the functional currency. Revenues and expenses are translated at average exchange rates prevailing during the respective fiscal periods. Assets and liabilities are translated into U.S. dollars using the exchange rates at the end of the respective fiscal periods. Balance sheet translation adjustments arising from differences in exchange rates from period to period are included in the determination of Voyager’s other comprehensive income (loss) which is reflected as a component of shareholders’ equity.

Net Earnings (Loss) per Common Share.  Basic net earnings/ (loss) per common share are computed by dividing net earnings/ (loss) by the weighted average number of common shares outstanding during the period. Diluted net earnings/(loss) per common share is computed by dividing net earnings/(loss) by the weighted average number of common shares outstanding during the period, including the potential dilution that could occur if all of Voyager’s outstanding stock awards that are in-the-money were exercised, using the treasury stock method. A reconciliation of the weighted average number of common shares and equivalents outstanding used in the calculation of basic and diluted net earnings per common share are shown in the table below for the periods indicated:

	2008	2007	2006
	(Shares in thousands)
Basic	29,871	29,858	29,816
Dilutive effect of awards	—	—	—

Diluted	29,871	29,858	29,816

The following were not included in the computation of diluted net income per share because their effect would have been antidilutive: options to purchase shares of 0.9 million, 1.4 million, and 3.0 million for fiscal years 2008, 2007, and 2006, respectively; nonvested restricted stock of zero, 16,000, and 85,000 for fiscal years 2008, 2007, and 2006, respectively; and a stock appreciation right with respect to 0.3 million shares in fiscal years 2008 and 2007.

Cash and Cash Equivalents.  We consider all highly liquid investments with maturities of three months or less (when purchased) to be cash equivalents. The carrying amount reported in the Consolidated Balance Sheets approximates fair value.

Inventory.  Inventory costs include material only. Inventory is stated at the lower of cost, determined using the first-in, first-out (“FIFO”) method, or market. Where appropriate, a valuation reserve has been recorded to reduce slow-moving or obsolete inventory to net realizable value.

Voyager and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

Property and Equipment.  Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed over the assets’ estimated useful lives using the straight-line method. Estimated lives range from three to five years for office and computer equipment, five to seven years for furniture and fixtures, and fourteen to eighteen years in fiscal 2007 and four to five years in fiscal 2008 for buildings and leasehold improvements. Amortization of leasehold improvements is computed based on the shorter of the assets’ estimated useful lives or the lease term. Expenditures for maintenance and repairs, as well as minor renewals, are charged to operations as incurred, while betterments and major renewals are capitalized. Any gain or loss resulting from the retirement or sale of an asset is credited or charged to operations.

We recognized depreciation and amortization expense on property and equipment of $1.3 million, $2.3 million and $2.1 million for fiscal 2008, 2007 and 2006, respectively.

Purchased and Developed Software.  Purchased and developed software includes the costs to purchase third party software and to develop internal-use software. Amortization of purchased software costs in fiscal 2008, 2007 and 2006 totaled $0.4 million, $0.5 million, and $0.7 million, respectively. The Company follows the guidance in Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”), for capitalizing software projects. Software costs are amortized over the expected economic life of the product, generally three to five years. Amortization of developed software costs in fiscal 2008, 2007 and 2006 totaled $1.8 million, $1.0 million, and $0.5 million, respectively. At December 31, 2008 and 2007, unamortized capitalized software was $4.6 million and $3.2 million, respectively, which included zero or immaterial amounts of software under development.

Acquired Curriculum.  Acquired curriculum represents curriculum acquired in the acquisitions of VEL and ExploreLearning in 2005 and Learning A-Z in 2004 and is the initial purchase accounting value placed on the past development and refinement of the core methodologies, processes and measurement techniques by which VED structures curriculum. Acquired curriculum is being amortized using an accelerated method over ten years, as it has an economic benefit declining over the estimated useful life. Acquired curriculum is presented net of accumulated amortization of $59.8 million and $47.2 million as of fiscal year end 2008 and 2007, respectively. Amortization of acquired curriculum for fiscal 2008, 2007 and 2006 was $12.6 million, $14.4 million and $16.2 million, respectively.

Developed Curriculum.  The Company capitalizes certain pre-publication costs of its curriculum including art, prepress, editorial, and other costs incurred in the creation of the master copy of its curriculum products. Curriculum development costs are amortized over the expected life of the education program, generally on a straight-line basis over a period of three to five years. The Company periodically reviews the recoverability of the capitalized costs based on expected net realizable value, and generally retire the assets once fully depreciated. Developed curriculum costs are presented net of accumulated amortization of $5.3 million and $6.0 million as of fiscal year end 2008 and 2007, respectively. Amortization of curriculum development costs for fiscal year 2008, 2007, and 2006 was $4.1 million, $3.1 million, and $2.2 million, respectively.

Goodwill and Other Intangible Assets.  Goodwill and other intangible assets are related to the acquisitions of VEL and ExploreLearning in 2005 and Learning A-Z in 2004. Other intangible assets include trade names/trademarks and customer relationships, which are being amortized on a straight-line basis over estimated lives ranging from five to ten years, and non-compete agreements, which are being amortized on a straight-line basis over their contractual lives ranging from one to five years. Amortization of other intangible assets in fiscal 2008, 2007, and 2006 was $1.2 million, $1.9 million, and $2.2 million, respectively. Other intangible assets are presented net of accumulated amortization.

See Note 5 herein for further discussion of the Company’s review of goodwill and the related impairment charge recognized in fiscal 2008.

Voyager and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

Impairment of Long Lived Assets.  We review the carrying value of long lived assets for impairment whenever events or changes in circumstances indicate net book value may not be recoverable from the estimated undiscounted future cash flows, which is based on the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). If our review indicates any assets are impaired, the impairment of those assets is measured as the amount by which the carrying amount exceeds the fair value as estimated by discounted cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost of disposal. The determination whether these assets are impaired involves significant judgment based on projections of future performance. For fiscal years 2008, 2007 and 2006, no impairment was indicated.

Deferred Costs.  Certain up-front costs associated with completing the sale of the Company’s products are deferred and recognized as the related revenue is recognized.

Shipping and Handling Costs.  All amounts billed to customers in a sales transaction for shipping and handling are classified as revenue. Shipping and handling costs incurred by the Company are included in cost of sales.

Advertising Costs.  The Company, from time to time, ships products to prospective customers as samples. Samples costs are expensed upon shipment and totaled $2.1 million, $1.6 million, and $0.8 million in 2008, 2007, and 2006 respectively. Other costs of advertising, which include advertising, print, and photography expenses, are expensed as incurred and totaled $1.1 million, $0.7 million, and $0.3 million in 2008, 2007, and 2006, respectively.

Income Taxes.  Provision is made for the expense, or benefit, associated with taxes based on income. The provision for income taxes is based on laws currently enacted in every jurisdiction in which we do business and considers laws mitigating the taxation of the same income by more than one jurisdiction. Significant judgment is required in determining income tax expense, current tax receivables and payables, deferred tax assets and liabilities, and valuation allowance recorded against the net deferred tax assets. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, taxable income in prior carryback years, loss carryforward limitations, and tax planning strategies in assessing whether deferred tax assets will be realized in future periods. If, after consideration of these factors, management believes it is more likely than not that a portion of the deferred tax assets will not be realized, a valuation allowance is established. The amount of the deferred tax asset considered realizable could be reduced if estimates of future taxable income during the carryforward period are reduced. Effective December 31, 2006, we adopted Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) and account for liabilities related to uncertain tax positions in accordance with its provisions.

Sales Taxes.  The Company reports sales taxes collected from customers and remitted to governmental authorities on a net basis. Sales tax collected from customers is excluded from revenues. Collected but unremitted sales tax is included as part of accounts payable in the accompanying consolidated balance sheets.

Stock-Based Compensation.  Prior to January 1, 2006, we accounted for our stock option plan using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), as allowed by SFAS No. 123, “Accounting for Stock-based Compensation” (“SFAS No. 123”). No stock-based compensation expense was recognized in the income statement related to stock options as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. Restricted stock grants were valued at the market price on the award dates and recognized as compensation expense over the vesting period.

Effective January 1, 2006, we adopted the provisions of SFAS No. 123R, “Share-Based Payment” (“SFAS No. 123R”), which requires all share-based payments to be recognized in the income statement based on their fair values. We adopted this statement using the modified prospective method in which compensation

Voyager and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

cost is recognized based on the requirements of SFAS No. 123R for all share-based payments granted after the effective date and for all awards granted prior to the effective date that remain unvested on the effective date. Compensation costs for awards with graded vesting are recognized on a straight-line basis over the anticipated vesting period.

Foreign Exchange Risks.   Historically, a portion of revenue, earnings, and net investment in foreign affiliates has been exposed to changes in foreign exchange rates, primarily related to the discontinued operations. Substantially all foreign exchange risks are managed through operational means. However, we believe that from time to time some foreign exchange risks related to certain transactions are better managed by utilizing foreign currency forwards or option contracts. These contracts are reported at fair value and any changes in fair value are recognized currently in earnings. These contracts are not designated for hedging treatment under SFAS No. 133, as amended. We did not have any foreign currency forwards or option contracts outstanding at December 31, 2008 or December 29, 2007.

Recently Issued Financial Accounting Standards.  In April 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FAS 142-3”). FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FAS 142-3 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. The Company is currently evaluating the impact, if any, that FAS 142-3 will have on its consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51,” (“SFAS No. 160”). Currently, the Company does not have an outstanding noncontrolling interest in one or more subsidiaries, nor does it deconsolidate any subsidiaries. SFAS No. 160 will be effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS No. 160 to have a material effect on the Company’s consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised), “Business Combinations” (“SFAS No. 141R”). SFAS No. 141R establishes principles and requirements for how an acquirer accounts for business combinations. SFAS No. 141R includes guidance for the recognition and measurement of the identifiable assets acquired, the liabilities assumed, and any noncontrolling or minority interest in the acquiree. It also provides guidance for the measurement of goodwill, the recognition of contingent consideration, the accounting for pre-acquisition gain and loss contingencies and acquisition-related transaction costs, and the recognition of changes in the acquirer’s income tax valuation allowance. SFAS No. 141R should be applied prospectively and is effective for business combinations made by the Company beginning January 1, 2009.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS No. 115 “ (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected would be recognized in earnings at each subsequent reporting date. Generally, the fair value option may be applied instrument by instrument and is irrevocable unless a new election date occurs. SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007, with earlier adoption permitted as of the beginning of a fiscal year that begins on or before November 15, 2007. On January 1, 2008, the Company did not elect to apply the provisions of SFAS No. 159 to financial assets and liabilities.

In September 2006, the FASB issued SFAS No. 158, “Employer’s Accounting for Defined Pension and Other Postretirement Plans — an amendment of SFASs No. 87, 88, 106 and 132(R),” (“SFAS No. 158”). SFAS No. 158 requires the recognition of the funded status of a benefit plan in the statement of financial position. It also requires the recognition as a component of other comprehensive income, net of tax, the gains

Voyager and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, “Employers’ Accounting for Pensions” (“SFAS No. 87”) or SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pension” (“SFAS No. 106”). The statement also has new provisions regarding the measurement date as well as certain disclosure requirements. The recognition provisions of the statement were effective for our 2006 year end, and the measurement date requirements are effective for our 2008 year end. The adoption of the recognition and disclosure provisions of SFAS No. 158 had a minimal impact on our consolidated financial position, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in Generally Accepted Accounting Principles (“GAAP”), and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS 157 was effective for financial assets and liabilities in fiscal years beginning after November 15, 2007, and is effective for nonfinancial assets and liabilities in fiscal years beginning after November 15, 2008. We adopted the provisions of SFAS No. 157 related to recurring financial assets and liabilities beginning fiscal 2008. The adoption had no impact on our consolidated financial statements. All financial assets and liabilities are valued using level 1 inputs. The Company is currently evaluating the potential impact of SFAS No. 157 to nonfinancial assets and liabilities on our consolidated financial position, results of operation and cash flows.

Note 2 — Business Segments

With the sale of PQBS in November 2006 and the sale of PQIL in February 2007, the Company had business segments that were included in discontinued operations in prior years. Because the Company’s management approach, organizational structure, operating performance measurement and reporting, and operational decision making are performed from a single company perspective, the Company operates as one reportable segment within the U.S. as of February 2007, which includes all corporate operations. The loss from continuing operations before interest, other income (expense) and income taxes and depreciation and amortization attributable to the corporate operations continue to be shown separately below for comparability with prior years. As the transition of activities based in Ann Arbor, Michigan to headquarters in Dallas, TX was complete as of December 31, 2008, all assets are presented as VED for 2008.

Information concerning our operating business segments for fiscal 2008, 2007 and 2006 for our continuing operations is as follows (dollars in thousands):

	2008
	VED	Corporate	Total

Net sales	$98,531	$—	$98,531
Loss from continuing operations before interest, other income (expense) and income taxes	$(56,569)	$(26,707)	$(83,276)
Capital expenditures	$7,912	$—	$7,912
Depreciation and amortization	$21,248	$110	$21,358
Total assets	$304,097	$—	$304,097

Voyager and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

	2007
	VED	Corporate	Total

Net sales	$109,612	$—	$109,612
Earnings (loss) from continuing operations before interest and income taxes	$(69,192)	$(35,209)	$(104,401)
Capital expenditures	$8,670	$85	$8,755
Depreciation and amortization	$22,110	$1,080	$23,190
Total assets	$283,091	$119,636	$402,727

	2006
	VED	Corporate	Total

Net sales	$115,051	$—	$115,051
Earnings (loss) from continuing operations before interest and income taxes	$(39,315)	$(47,305)	$(86,620)
Capital expenditures	$5,860	$8,548	$14,408
Depreciation and amortization	$22,777	$1,088	$23,865
Total assets(1)	$322,131	$150,085	$472,216

(1)	Total assets includes assets from continuing operations only.

Note 3 — Income Taxes

Earnings from continuing operations before income taxes in fiscal year 2008, 2007, and 2006 were all attributable to the U.S.

Total income taxes for the fiscal years 2008, 2007 and 2006 were allocated as follows:

	2008	2007	2006
	(Dollars in thousands)

Income from continuing operations	$(1,160)	$(12,396)	$(64,063)
Income from discontinued operations	—	1,491	23,776
Gain on sale of discontinued operations	—	11,160	66,321
Shareholders’ equity, for minimum pension liability	—	—	7,059
Shareholders’ equity, for currency translation adjustment on unremitted foreign earnings	—	—	2,739
Goodwill	—	—	(54)
Long-lived intangibles	—	—	(413)

	$(1,160)	$255	$35,365

Voyager and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

Income tax expense attributable to income from continuing operations in fiscal 2008, 2007, and 2006 included the following:

	2008	2007	2006
	(Dollars in thousands)

Current income tax expense (benefit):
United States federal	$(222)	$—	$—
State and local	238	275	42

Current income tax expense	16	275	42
Deferred income tax benefit
United States federal	(832)	(12,183)	(62,268)
State and local	(344)	(488)	(1,837)

Deferred income tax benefit	(1,176)	(12,671)	(64,105)
Income tax benefit	$(1,160)	$(12,396)	$(64,063)

The significant components of deferred income tax expense (benefit) attributable to loss from continuing operations were as follows:

	2008	2007	2006
	(Dollars in thousands)

Deferred income tax benefit, exclusive of item listed below:	$(1,176)	$(3,692)	$(45,829)
Benefits of gain from sale and discontinued operations allocated to continuing operations	—	(8,979)	(18,276)

Deferred income tax benefit	$(1,176)	$(12,671)	$(64,105)

Reconciliation of income tax expense (benefit) from continuing operations and the domestic federal statutory income tax expense (benefit) were as follows:

	2008	2007	2006
	(Dollars in thousands)

Statutory federal income tax rate	$(28,932)	$(34,880)	$(39,930)
Increase (reduction) in taxes resulting from:
State income taxes, net of federal benefit	(56)	(214)	(1,795)
Change of intent for investment basis difference	—	—	(37,525)
Non-deductible goodwill	15,099	23,531	14,874
Changes in valuation allowance	13,486	—	—
Other	(757)	(833)	313

Income tax benefit	$(1,160)	$(12,396)	$(64,063)

Deferred income taxes are primarily provided for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. The tax effects of each type of temporary difference and

Voyager and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

carryforward (for both continuing and discontinued operations) that give rise to a significant portion of deferred tax assets (liabilities) at the end of fiscal 2008 and 2007 were as follows:

	2008	2007
	(Dollars in thousands)

Deferred tax assets are attributable to:
Net operating loss carryforwards	$13,191	$822
Tax credit carryforwards	8,675	10,176
Deferred compensation & pension benefits	8,300	10,154
Legal contingency accrual, less insurance receivable	1,750	1,750
Property and equipment	197	202
Other	3,258	5,661

Total gross deferred tax assets	35,371	28,765
Valuation allowance	(20,513)	(11,154)

Net deferred tax assets	14,858	17,611
Deferred tax liabilities are attributable to:
Curriculum costs	(13,057)	(17,320)
Intangibles	(2,075)	(2,247)
Other liabilities	(370)	68

Total gross deferred tax liabilities	(15,502)	(19,499)

Net deferred tax asset (liability)	$(644)	$(1,888)

The net deferred tax asset (liability) is classified as follows:

	2008	2007
	(Dollars in thousands)

Short-term deferred tax asset	$1,994	$2,566
Long-term deferred tax liability	(2,638)	(4,454)

Net deferred tax asset (liability)	$(644)	$(1,888)

The net decrease in the valuation allowance in 2007 was $26.8 million. The valuation allowance decreased during 2007 primarily as a result of selling PQIL. Deferred tax assets associated with PQIL that had valuation allowances established on them were divested. As of December 31, 2007, the amount of valuation allowance that existed was $11.2 million. The amount of valuation allowance is all attributable to the US Federal and state jurisdictions. The net US domestic deferred tax assets and liabilities before valuation allowance was approximately $9.3 million. As of December 31, 2007, there is not any amount of the valuation allowance for which subsequently recognized benefits will be allocated to reduce goodwill or other intangible assets.

The net increase in the valuation allowance in 2008 was $9.4 million. The valuation allowance increased during 2008 primarily because of the net operating loss generated in 2008. As of December 31, 2008, the amount of valuation allowance that existed was $20.5 million. The amount of valuation allowance is all attributable to the U.S. federal and state jurisdictions. The net U.S. domestic deferred tax assets and liabilities before valuation allowance was approximately $19.9 million. As of December 31, 2008, there is not any amount of the valuation allowance for which subsequently recognized benefits will be allocated to reduce goodwill or other intangible assets.

Voyager and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

At December 31, 2008, the amounts and expiration dates of loss and tax credit carryforwards were as follows:

	Amount as of Year	Expire or Start Expiring at
	Ended 2008	the end of:
	(Dollars in thousands)

U.S. net operating loss(1)	$37,337	2028
State net operating loss carryforward (net):
State tax net operating losses	349	2012-2028
Tax credits:
Foreign tax credit	1,378	2011-2015
Minimum tax credit	6,549	Carry forward indefinitely
Research and development tax credit	748	2014-2021

Total tax credits	8,675

(1)	Not subject to any annual limitation.

Income taxes refunded, net of tax payments, were $45.9 million for fiscal year 2008. Income taxes paid, net of refunds, for fiscal years 2007 and 2006 were $66.6 million and $0.3 million, respectively. The Company has refunds receivable from taxing authorities of $19.8 million and $65.6 million as of fiscal year end 2008 and 2007, respectively.

As of December 31, 2008, the Company is under examination by the IRS for fiscal years 2003-2004 and 2006-2007. The examination for fiscal years 2003-2004 has been completed by the local IRS examination team. The income tax refunds of $9.2 million requested by the Company for 2003-2004 have been approved by the local office but are still subject to review by IRS joint committee. These years under examination contain matters that could be subject to differing interpretations of applicable tax laws and regulations as they related to the amount, timing or inclusion of revenue and expenses or the sustainability of income tax credits for a given audit cycle. The Company has established a liability for those matters where it is not probable that the position will be sustained. The amount of the liability is based on management’s best estimate given the Company’s history with similar matters and interpretations of current laws and regulations.

Under the sale agreements with Snap-On Incorporated and Cambridge Scientific Abstracts, LP (“CSA”), the Company is liable to indemnify Snap-On Incorporated or CSA for any income taxes assessed against PQBS or PQIL for periods prior to the sale of PQBS or PQIL. The Company has established a liability for those matters where it is not probable that the position will be sustained. The amount of the liability is based on management’s best estimate given the Company’s history with similar matters and interpretations of current laws and regulations.

  Uncertain Tax Positions

In July 2006, the FASB issued FIN 48. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 applies to all tax positions related to income taxes.

Voyager and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance, December 31, 2006	$18,940
Increases for tax positions taken during the current period	1,381
Decreases relating to settlements	(623)
Decreases relating to dispositions	(4,909)

Balance, December 29, 2007	$14,789

Increases for tax positions taken during the current period	—
Decreases relating to settlements	(173)

Balance, December 31, 2008	$14,616

During the fiscal year ended December 31, 2008, the Company recorded a decrease to its liability for unrecognized tax benefits of approximately $0.2 million, which primarily relates to settlement of a state income tax filing position.

Included in the balance of unrecognized tax benefits at December 31, 2008 are approximately $0.5 million of tax benefits that, if recognized, would affect the effective tax rate. Because of the impact of deferred tax accounting and the availability of tax attributes, the majority of the tax positions would ordinarily not affect the effective tax rate or the payment of cash to the taxing authorities. However, due to the limited evidence to support the realization of these tax assets a valuation allowance is required.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. Related to the unrecognized tax benefits noted above, the Company recognized penalties of zero and immaterial amounts for interest (gross) during 2008 and, as of December 31, 2008, has a liability for penalties of zero and interest (gross) of approximately $0.1 million.

We do not expect our unrecognized tax benefits to change significantly over the next 12 months.

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various U.S. state jurisdictions. The tax years which remain subject to examination by major tax jurisdictions as of December 31, 2008 include 2003-2007.

Note 4 — Discontinued Operations

The Board determined to sell PQBS and PQIL and authorized the plan of sale in the second quarter of 2006. On November 28, 2006, we sold PQBS to Snap-on Incorporated and used the proceeds to reduce outstanding debt. In December 2006, we announced the sale of PQIL including all remaining foreign subsidiaries to Cambridge Scientific Abstracts, LP. The sale of PQIL was closed on February 9, 2007 and we used a portion of the proceeds from that sale to pay down all remaining debt, excluding capital leases.

The operating results of these businesses have been segregated from our continuing operations. The Consolidated Statements of Operations separately reflect the gains on sale and the earnings of PQBS and PQIL as discontinued operations. Interest expense of zero, $0.8 million, and $18.3 million for 2008, 2007 and 2006, respectively, was allocated to discontinued operations based on the ratio of net assets of sold or to be sold businesses to total net assets of the consolidated company.

Voyager and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

Results from discontinued operations are shown in the tables below for the fiscal years indicated:

	Fiscal Years Ended
	December 29,	December 30,
	2007	2006
	(Dollars in thousands)

Net sales by business segment:
ProQuest Information and Learning	$26,062	$259,103
ProQuest Business Solutions	—	172,813

Net sales from discontinued operations	26,062	431,916

Earnings (loss) before interest and income taxes:
ProQuest Information and Learning	7,798	37,591
ProQuest Business Solutions	—	51,533

Earnings from discontinued operations before interest and income taxes	7,798	89,124

Interest expense, net	(847)	(20,422)
Income tax expense	(1,491)	(23,776)

Earnings from discontinued operations, net of taxes	$5,460	$44,926

The gain on sale in fiscal years 2007 and 2006 resulting from the sale of discontinued operations was derived as follows:

	2007	2006
	(Dollars in thousands)

Sale price	$195,249	$513,986
Net assets, related liabilities, and selling costs(1)	(137,517)	(99,957)

Gain on sale	57,732	414,029
Income tax expense	(11,160)	(66,321)

Gain on sale of discontinued operations, net of tax	$46,572	$347,708

(1)	Net assets sold in fiscal 2007 and 2006 include goodwill of $68.0 million and $52.2 million, respectively.

The sale of PQBS generated significant taxable income that enabled the Company to utilize capital loss carryforwards and other tax attributes in 2006 for which the Company had previously established valuation allowances. Therefore, the tax expense of $66.3 million for 2006 was significantly less than the statutory tax rate because of the release of the valuation allowance on these tax attributes.

Voyager and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

Note 5 — Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for the fiscal years ended December 31, 2008 and December 29, 2007 are as follows:

(Dollars in thousands)

Balance as of December 30, 2006	$210,090
Goodwill impairment	(67,232)

Balance as of December 29, 2007	$142,858
Goodwill impairment	(43,141)

Balance as of December 31, 2008	$99,717

Under Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, (“SFAS No. 142”), goodwill and other indefinite-lived intangible assets are no longer amortized but are instead reviewed for impairment at least annually and if a triggering event is determined to have occurred in an interim period. The Company’s annual impairment testing is performed during the fourth fiscal quarter. The first step of impairment testing for fiscal 2008 showed that the book value of the Company’s single reporting unit exceeded its fair value; therefore, a second step of testing was required under SFAS No. 142. The second step requires the allocation of fair value of a reporting unit to all of the assets and liabilities of that reporting unit as if the reporting unit had been acquired in a business combination. The fair value was determined using an income approach based on forecasted operating results. As a result of the second step of our 2008 impairment test, the goodwill balance for the reporting unit as of the measurement date was determined to be partially impaired. The estimates of fair market used in our goodwill testing are dependent on multiple assumptions, estimates and inputs, including industry fundamentals such as the state of educational funding and the actual performance and future projections of the Company. As of year end 2008, the estimated fair market value of the reporting unit was estimated to have fallen below the book value as a result of worsening and prolonged adverse developments in the overall education funding environment, including the reductions in Reading First funding effective 2008 and the reductions in available state and local funds. As a result of these factors, an impairment charge of $43.1 million was recorded in 2008.

In conducting our annual goodwill impairment testing for fiscal 2007, we compared the book value of goodwill attributed to VED with the estimated fair market value of VED. These estimates of fair market are dependent on multiple assumptions and inputs, including industry fundamentals such as the state of educational funding and the actual performance and future projections of the Company. As of year end 2007, the estimated fair market value of VED was estimated to be less than the book value as a result of lower future cash flow projections, driven by adverse developments in the education funding environment at the federal and local level. An impairment charge of $67.2 million related to VED was recorded in 2007 as a result of these factors.

For fiscal 2006, the Company performed its annual impairment testing of goodwill and impairment testing of long-lived assets as of December 30, 2006. As a result of this testing, the Company recorded impairment to goodwill of VED totaling $42.5 million. In conducting our annual goodwill impairment testing, we compared the book value of goodwill attributed to VED with the estimated fair market value of VED using revenue and EBITDA multiples of publicly traded comparable companies. These estimates of fair market are dependent on multiple assumptions and inputs including: market prices of securities in general, prevailing interest rates, industry fundamentals including the state of educational funding, and the actual performance and future projections of the Company. As of year end 2006, the estimated fair market value of VED was estimated to have fallen below the book value as a result of multiple factors including: a more competitive environment, the need to invest in redesigning older products and to introduce new products, the need to improve customer

Voyager and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

retention, sales declines in certain key products, the loss of several significant customers, and lower actual performance and future projections than were made at the time of acquisition of Voyager.

Our definite lived intangible assets and related accumulated amortization at the end of fiscal 2008 and 2007 consist of the following:

	Balance as of December 31, 2008
		Accumulated
	Gross	Amortization	Net
	(Dollars in thousands)

Acquired curriculum	$98,410	$(59,816)	$38,594
Developed curriculum	14,243	(5,340)	8,903
Customer relationships	5,130	(2,160)	2,970
Trademark	3,860	(1,636)	2,224
Non-compete agreements	381	(357)	24

Total intangibles, net	$122,024	$(69,309)	$52,715

	Balance as of December 29, 2007
		Accumulated
	Gross	Amortization	Net

Acquired curriculum	$98,410	$(47,204)	$51,206
Developed curriculum	15,288	(5,955)	9,333
Customer relationships	5,130	(1,614)	3,516
Trademark	3,860	(1,224)	2,636
Non-compete agreements	3,517	(3,258)	259

Total intangibles, net	$126,205	$(59,255)	$66,950

Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding 5 years and thereafter is as follows: 2009 — $15.3 million; 2010 — $12.9 million; 2011 — $9.7 million; 2012 — $7.0 million; 2013 — $4.8 million; all years thereafter — $3.0 million.

There were no intangibles acquired in 2008 or 2007.

Note 6 — Other Current Assets

Other current assets at the end of fiscal 2008 and 2007 consist of the following:

	2008	2007
	(Dollars in thousands)

Short-term deferred tax asset	$1,994	$2,566
Deferred costs	1,907	1,434
Available for sale securities	13,137	3,629
Insurance receivable	15,000	1,217
Other	1,788	7,643

Total	$33,826	$16,489

Available-for-sale securities represent assets, invested in equity and fixed income securities, held in a rabbi trust, related to executive plans, as well as investments in short-term debt securities that will mature within one year.

Voyager and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

See Note 18 for further description of the legal contingency accrual related to the putative securities class actions and the related receivable from the Company’s insurance providers. This liability and related receivable were classified as long-term as of December 29, 2007.

Note 7 — Other Assets

Other assets at the end of fiscal 2008 and 2007 consist of the following:

	2008	2007
	(Dollars in thousands)

Insurance receivable	$—	$15,000
Other	1,363	1,350

Total	$1,363	$16,350

Note 8 — Accrued Expenses

Accrued expenses at the end of fiscal 2008 and 2007 consist of the following:

	2008	2007
	(Dollars in thousands)

Salaries, bonuses and benefits	$6,900	$8,540
Pension and post-retirement medical benefits	6,675	2,101
Deferred compensation	3,233	1,590
Corporate transition costs	1,879	2,466
Legal contingency accrual	20,000	5,400
Other	2,179	5,218

Total	$40,866	$25,315

See Note 13 for further description of our pension benefits.

See Note 16 for further description of our corporate transition costs.

See Note 18 for further description of the legal contingency accrual related to the putative securities class actions and the related receivable from the Company’s insurance providers. This liability and related receivable were classified as long-term as of December 29, 2007.

The legal contingency accrual of $5.4 million as of December 29, 2007 is related to an arbitration that was settled and paid in the first quarter of 2008.

Voyager and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

Note 9 — Other Liabilities

Other liabilities at the end of fiscal 2008 and 2007 consist of the following:

	2008	2007
	(Dollars in thousands)

Pension and post-retirement medical benefits, long-term portion	$10,239	$18,957
Long-term deferred tax liability	2,638	4,454
Long-term income tax payable	640	777
Legal contingency accrual	—	20,000
Long-term deferred compensation	2,765	5,713
Deferred rent	128	7,639
Long-term deferred revenue	1,590	1,317
Other	2,348	2,401

Total	$20,348	$61,258

See Note 13 for further description of our pension benefits.

Note 10 — Leases

Capital Lease Obligations

Voyager leases certain facilities and equipment for selling and administrative purposes under capital lease agreements with original lease terms up to 5 years. Capital leases that exist as of year-end 2008 expire no later than 2010.

The gross value of leased capital assets was $1.4 million and $3.5 million at December 31, 2008 and December 29, 2007, respectively, which are included in Machinery and Equipment on the Consolidated Balance Sheet. The gross value of leased capital assets was reduced by $1.9 million as of the beginning of fiscal 2008 due to the assignment of certain property and equipment leases to CSA. The accumulated amortization of leased capital assets was $1.0 million and $1.6 million at December 31, 2008 and December 29, 2007, respectively. Amortization of capital lease assets is recognized over the term of the lease on a straight line basis and included in depreciation expense.

See Note 16 for further description of our lease termination costs.

Operating Leases

We lease certain facilities and equipment for production and selling and administrative purposes under agreements with original lease periods up to 15 years (5 years excluding leases terminated in early 2008). Leases generally include provisions requiring payment of taxes, insurance, and maintenance on the leased property. Some leases include renewal options and rent escalation clauses, and certain leases include options to purchase the leased property during or at the end of the lease term.

In connection with the sale of PQIL in February 2007, the Company and ProQuest LLC (formerly known as ProQuest-CSA LLC) (“CSA”) entered into a transition services agreement (“TSA”) and subsequently certain assignment agreements that established, among other things, sublease payments due the Company from CSA for use of certain property, equipment and office space at 777 Eisenhower Parkway, Ann Arbor, Michigan (the “777 Facility”) and 789 Eisenhower Parkway, Ann Arbor, Michigan (the “789 Facility”). The TSA was effective for up to one year following the sale of PQIL with automatic month-to-month extensions thereafter; however, all sublease income received by the Company from CSA ceased after the associated capital or operating leases were either fully assigned to CSA or terminated by April 2008. Sublease income received

Voyager and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

from CSA for capital and operating leases for fiscal 2008 and 2007 totaled $0.8 million and $4.4 million, respectively.

Pursuant to a Sublease Agreement entered into between the Company and CSA effective March 7, 2008, the Company subleased certain space located in the 789 Facility under operating leases. The term of such sublease, which includes approximately 13,090 square feet of rental space (i) is for six months from the Closing Date of March 7, 2008, with month to month extensions thereafter but not past December 31, 2008, for approximately 10,030 square feet to be utilized by the Company’s remaining corporate functions in such facility, and (ii) runs from the Closing Date until December 31, 2008, with optional semi-annual extensions thereafter but not past December 31, 2010, for approximately 3,060 square feet to be utilized by the Company for certain technology related functions in the 789 Facility. Future lease payment obligations related to the Sublease Agreement total $0.1 million for fiscal 2009 and 2010 combined.

Rent holidays and rent escalation provisions are considered in determining straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial term of the lease. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease term. Total rental expense for fiscal 2008, 2007, and 2006 was $3.0 million, $6.2 million, and $2.2 million, respectively.

Future minimum capital lease and operating lease payments under long-term non-cancelable leases, and the related present value of capital lease payments at December 31, 2008 are as follows:

	Capital	Operating
	Leases	Leases
	(Dollars in thousands)

2009	$159	$1,272
2010	98	1,110
2011	—	320
2012	—	333
2013	—	258
Subsequent to 2013	—	—

Total minimum lease payments	257	$3,293

Less: Amount representing interest	(12)

Present value of net minimum lease payments	245
Less: current portion	(149)

Obligations under capital leases, less current portion	$96

See Note 16 for further description of our lease termination costs.

Note 11 — Fair Value of Financial Instruments

Our financial instruments include cash equivalents, investments available-for-sale, accounts receivable, accounts payable and long-term debt.

The book value of cash equivalents and investments available-for-sale reflect fair market value because these investments are recorded based on quoted market prices and/or other market data for the same or comparable instruments and transactions as of the end of the reporting period. We believe the book value of accounts receivable and accounts payable approximates fair value due to their short-term nature.

Voyager and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

Note 12 — Debt

Upon closing on the sale of PQIL on February 9, 2007, the Company paid its remaining balances owed to our lenders and noteholders and were released from all obligations under the 2002 Senior Notes due 10/01/12, 2005 Senior Notes due 01/31/15, and the 2005 Revolving Credit Agreement, including accrued interest, fees, and required make-whole premiums.

Interest expense for the first quarter of 2007 includes $2.3 million for amortization and write-off of deferred financing fees related to the extinguished debt balances.

Cash paid for interest on Company debt, lines of credit and capital leases for continuing and discontinued operations were immaterial amounts in fiscal 2008 and $1.1 million and $43.9 million in 2007 and 2006, respectively.

  Previously Outstanding Debt

2002 Senior Notes

On January 31, 2005, we entered into a First Amendment to the 2002 Note Purchase Agreement dated as of October 1, 2002 (the “2002 Note Purchase Agreement”), under and pursuant to which we originally issued and sold our 5.45% senior notes (the “2002 Senior Notes”) due October 1, 2012, in an aggregate principal amount of $150 million. No principal payments were due until October 1, 2006. The notes amortized in seven equal annual payments of $21.4 million, beginning October 1, 2006 and ending on October 1, 2012. The interest rate on these senior notes was fixed at 5.45% and was payable semi-annually. The first amendment, among other things, amended the financial covenants under the 2002 Note Purchase Agreement to give effect to the acquisition of Voyager Expanded Learning. Specifically, the consolidated adjusted net worth covenant and the consolidated debt covenants were adjusted to be consistent with the terms of the 2005 Note Purchase Agreement. The Waiver Agreement (defined below) modified the interest rate as of May 2, 2006 to give the holders of the 2002 Senior Notes the option of a fixed interest rate of 7.87%, interest at the London Interbank Offered Rate (LIBOR) plus 2.5% or the interest at the Base Rate (defined below) plus 1.0% and changed other provisions as described below.

2005 Senior Notes

The 2005 Note Purchase Agreement dated as of January 31, 2005 (the “2005 Note Purchase Agreement”) provided for, among other things, the issuance and sale of the Company’s 5.38% Senior Notes due January 31, 2015, in the aggregate principal amount of $175 million (the “2005 Senior Notes”). No principal payments were due until January 31, 2010. We were required to make six equal annual principal payments of $29.1 million on the 2005 Senior Notes commencing on January 31, 2010. The applicable annual interest on the 2005 Notes was fixed at 5.38% and was payable semi-annually in arrears calculated on the basis of a 360-day year of twelve 30-day months. The Waiver Agreement (defined below) modified the interest rate as of May 2, 2006 to give the holders of the 2005 Senior Notes the option of a fixed interest rate of 7.87%, interest at LIBOR plus 2.5% or interest at the Base Rate plus 1.0% and changed other provisions as described below.

2005 Revolving Credit Agreement

On January 31, 2005, we replaced our previous revolving credit agreement with a new variable interest rate facility (the “2005 Revolving Credit Agreement”). The 2005 Revolving Credit Agreement was a five-year, unsecured revolving credit facility in an amount up to $275 million, with a sub-facility for letters of credit (in an amount not to exceed $20 million) and a sub-facility for swingline loans (in an amount not to exceed $15 million). The final maturity date of the 2005 Revolving Credit Agreement was January 31, 2010 with no principal payments due until that date. Borrowings and letters of credit under the 2005 Revolving Credit Agreement originally bore interest, at our option, at either LIBOR plus a spread ranging from 0.75% to 1.75%

Voyager and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

or 0.0% to 0.25% over an alternative base rate. The alternative base rate is the greater of the LaSalle Bank Midwest National Association prime rate or the Federal Funds rate plus 0.50% (“Base Rate”). The Waiver Agreement (defined below) modified the interest rate as of May 2, 2006 to give the lenders the option of LIBOR plus 2.5% or the Base Rate plus 1.0%. The interest rate in effect as of December 30, 2006 was LIBOR + 2.5%, which was 7.85% on $22.2 million outstanding at December 30, 2006.

The 2002 Note Purchase Agreement, the 2005 Note Purchase Agreement and the 2005 Revolving Credit Agreement are collectively referred to as the “Credit Agreements”.

On February 9, 2006, we announced the restatement of our historical financial statements. The restatement resulted in failure to comply with the covenants set forth in the Credit Agreements. The events of default included, but were not limited to, failure to deliver the annual audited financial statements for the 2005 fiscal year and related compliance certificate within the required period, failure to comply with the rules and regulations of the SEC, failure to notify the bank agent or any bank lender of any event of default, material misrepresentations, and failure to make the payment of interest on a portion of the existing bank advances and on the existing 2002 Senior Notes.

On May 2, 2006, the Company entered into a Waiver and Omnibus Amendment Agreement (the “Waiver Agreement”) by and among the Company, each of the other lenders party thereto (the “Lenders”) and LaSalle Bank Midwest National Association, as collateral agent. This Waiver Agreement was effective until November 30, 2006, and was subject to the Company’s ongoing compliance with certain additional covenants. Under the terms of the Waiver Agreement:

•	the Lenders agreed not to exercise remedies available to them resulting from the Company’s defaults under its Credit Agreements and to temporarily waive the specified existing and continuing defaults during the period commencing on the date of default and expiring on November 30, 2006 unless the date was extended to January 31, 2007 if the Company achieved certain pre-determined milestones,

•	the Credit Agreements were amended to provide that the covenants, events of default and other provisions were substantially the same among those agreements,

•	the Credit Agreements were amended to provide that the financial covenants contained in the Credit Agreements were replaced by monthly EBITDA and capital expenditures covenants,

•	the swingline facility contained in the 2005 Revolving Credit Agreement’s was cancelled,

•	the existing amounts outstanding under the 2005 Revolving Credit Agreement which were repaid as of the effective date of the Waiver Agreement could not be re-borrowed,

•	the revolving commitment under the 2005 Revolving Credit Agreement was capped at $32.8 million,

•	a new superpriority credit facility was established in an amount up to $56 million in the aggregate, so long as the Company was in compliance with the underlying terms and conditions of the Waiver Agreement,

•	the Company was required to grant a security interest in substantially all its assets and to provide guarantees from all its domestic subsidiaries with respect to the Credit Agreements and the superpriority credit facility,

•	borrowings under the superpriority credit facility would be at either LIBOR plus 3.5% or the Base Rate plus 2.0% which was on average approximately 175 basis points higher than under the then existing Credit Agreements, and

•	the Company would pay various fees, including a waiver fee applicable to the 2002 Senior Notes, the 2005 Senior Notes, and the existing 2005 Revolving Credit Agreement of 25 basis points ($1.3 million), and a 100 basis point origination fee ($0.6 million) on the superpriority credit facility.

Voyager and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

In October 2006, in order to sell PQBS to Snap-on Incorporated, the Company entered into a Waiver Agreement which extended the waiver period from November 30, 2006 to March 15, 2007. In addition the amendment modified the superpriority credit facility allowing the company to borrow up to $15.0 million beginning January 1, 2007, increasing to $20.3 million on February 1, 2007, and decreasing to zero on March 15, 2007.

On November 28, 2006, the Company sold PQBS to Snap-on Incorporated. The aggregate consideration received by the Company was $514 million including the assumption by Snap-on of approximately $19 million of debt. Upon completing the sale of PQBS on November 28, 2006, the Company used the proceeds from the sale, along with certain other funds from the Company, to repay $475.8 million, representing 89% of its outstanding debt.

As of December 30, 2006, debt was $58.2 million excluding capital leases. The interest rate in effect under the amended 2005 Revolving Credit Agreement was LIBOR + 2.5%, which was 7.85% on $22.2 million of debt outstanding. The company did not have the ability to borrow any additional amounts under the 2005 Revolving Credit Agreement as of December 30, 2006. The interest rate on Senior Notes was a fixed interest rate of 7.87% on $28.1 million of debt outstanding and a variable rate of LIBOR + 2.5%, which was 7.85% on $7.9 million outstanding at December 30, 2006.

Note 13 — Profit-Sharing, Pension, and Other Postretirement Benefit Plans

Defined Contribution Plans

Eligible employees who elect to do so can participate in our defined contribution profit-sharing retirement plans. As the Company is not obligated to continue these defined contribution plans in future years, the Company expenses its annual contributions to these plans but does not record a liability for these plans. The amounts charged to earnings for fiscal 2008, 2007 and 2006 related to these plans were $0.8 million, $0.8 million, and $3.0 million, respectively.

The Company also has contractual obligations under a frozen replacement benefit plan (“RBP”) for a small number of terminated and retired executives and one current employee. Because the RBP is frozen, no participant can make or is entitled to additional contributions. Instead the Company has accrued a liability totaling $5.6 million as of year end 2008 to reflect its estimated future obligation for RBP. The current portion of the RBP liability, which was $3.1 million at year end 2008, is included on the line “Salaries, bonus and benefits” in Note 8 to these financial statements. The long term portion of the RBP liability, which was $2.5 million at year end 2008, is included on the line “Long-term deferred compensation” in Note 9 of these financial statements. See Future Contributions in this footnote regarding lump sum payments made in January 2009 which further reduced the RBP liability.

Defined Benefit Plan and Other Postretirement Benefit Plan

We also have a frozen defined benefit pension plan covering certain terminated and retired former domestic employees. The benefits are primarily based on years of service and/or compensation during the years immediately preceding retirement. We use a measurement date of December 31 for our pension and postretirement benefit plans.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of SFASs No. 87, 88, 106, and 132(R)” (“SFAS No. 158”). This statement requires reporting of the funded status of defined benefit postretirement plans as an asset or liability in the statement of financial position, recognizing changes in the funded status due to gains or losses, prior service costs, and net transition assets or obligations in other comprehensive income in the year the changes occur, adjusting other comprehensive income when the gains or losses, prior service costs, and net transition assets or obligations are recognized as components of net period benefit cost

Voyager and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

through amortization, and measuring the funded status of a plan as of the date of the statement of financial position, with limited exceptions. SFAS No. 158 was effective for recognition of the funded status of the benefit plans for fiscal years ended after December 15, 2006 and was effective for the measurement date provisions for fiscal years ended after December 15, 2008. We adopted SFAS No. 158 effective December 30, 2006, with minimal impact to our financial statements.

As a result of the sale of PQIL, the obligation for our United Kingdom (“U.K.”) pension plan was assumed by the buyer of PQIL and as of February 2007 the Company has no further obligation to make U.K. pension contributions. The Company made payments of $22.9 million in early 2007 to its U.K. pension plan concurrent with the sale of PQIL in February 2007.

In addition, we have contributory and non-contributory postretirement medical benefit plans and a non-contributory postretirement life insurance benefit plan covering certain domestic employees. All of these other postretirement benefit plans are unfunded. Effective January 1, 2006 we ceased to offer a retiree medical program.

The net cost of our defined benefit pension plan and other postretirement benefit plan for fiscal 2008, 2007, and 2006 were as follows:

	U.S. Defined Benefit			Other Postretirement
	Pension Plan			Benefits
	2008	2007	2006	2008	2007	2006
	(Dollars in thousands)

Service cost	$—	$—	$—	$—	$—	$—
Interest cost	1,242	1,189	1,227	5	8	11
Recognized net actuarial loss/(gain)	72	135	138	(98)	(104)	(107)

Net pension and other postretirement benefit cost (income)	$1,314	$1,324	$1,365	$(93)	$(96)	$(96)

Voyager and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

  Obligation and Funded Status

The funded status of our defined benefit pension plan and other postretirement benefit plan at the end of fiscal 2008 and 2007 were as follows:

	U.S. Defined Benefit		Other Postretirement
	Pension Plan		Benefits
	2008	2007	2008	2007
	(Dollars in thousands)

Change in Benefit Obligation
Benefit obligation, beginning of year	$20,903	$22,569	$134	$194
Service cost	—	—	—	—
Interest cost	1,242	1,189	5	8
Actuarial (gain)/loss	(3,277)	(933)	69	(66)
Benefits paid	(2,039)	(1,922)	(131)	(2)

Benefit obligation, end of year	$16,829	$20,903	$77	$134

Change in Plan Assets
Fair value, beginning of year	$—	$—	$—	$—
Company contributions	2,039	1,922	131	2
Benefits paid	(2,039)	(1,922)	(131)	(2)

Fair value, end of year	$—	$—	$—	$—

Funded/(unfunded) status	$(16,829)	$(20,903)	$(77)	$(134)

Accrued benefit cost	$(16,829)	$(20,903)	$(77)	$(134)

Amounts Recognized in the Consolidated Balance Sheets
Current accrued benefit liability	(6,648)	(2,060)	(27)	(41)
Non-current accrued benefit liability	(10,181)	(18,843)	(50)	(93)

Net amount recognized	$(16,829)	$(20,903)	$(77)	$(134)

At December 31, 2008, we had a net actuarial gain of $0.3 million and $0.1 million for our U.S. pension and other postretirement benefits, respectively. These amounts are included in Accumulated Other Comprehensive Income (Loss) on our Consolidated Balance Sheets. Of these amounts, we expect immaterial amounts to be recognized as a component of net pension and other postretirement benefit cost (income) during 2009.

See Future Contributions in this footnote regarding lump sum payments made in January 2009 which reduced the pension plan liability.

  Plan Assumptions

	U.S. Defined Benefit Pension Plan		Other Postretirement Benefits
	2008	2007	2008	2007

Discount rate	6.25%	6.25%	5.50%	5.00%

The discount rate is determined by analyzing the average returns of high-quality fixed income investments defined as AA-rated or better. We also utilize an interest rate yield curve for instruments with maturities corresponding to our benefit obligations.

Voyager and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

  Additional Information

For our pension plan, the projected benefit obligation and accumulated benefit obligation at the end of fiscal 2008 and 2007 were as follows:

	U.S. Defined Benefit
	Pension Plan
	2008	2007
	(Dollars in thousands)

Projected benefit obligation	$16,829	$20,903
Accumulated benefit obligation	$16,829	$20,903

  Assumed Health Care Cost Trend Rates

	2008	2007

Health care cost trend rate assumed for next year	8.50%	9.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	6.00%	6.00%
Year that the rate reaches the ultimate trend rate	2014	2014

Assumed future health care cost trend rates do not have a significant effect on postretirement medical benefit costs. A one percentage point change in the assumed health care cost trend rates would have less than a two thousand dollar impact on the benefit plan obligation at year end 2008 and less than a four thousand dollar impact on the benefit plan obligation at year end 2007.

  Future Contributions

During the fourth quarter of 2008, the Company provided an opportunity for participants in its RBP and its defined benefit pension plan to receive a discounted lump sum distribution to settle retirement obligations. Prior to the distribution opportunity, both plans were frozen, with no participants entitled to make additional contributions or earn additional service years. Based on the responses received, the Company paid cash out of approximately $7.9 million in January 2009 related to these lump sum payments. As a result of the settlements the Company expects to record a gain of $1.3 million in January 2009. At the end of January 2009, after normal distributions and the settlement, the total liability related to the RBP was $1.4 million and the total liability related to the U.S. defined benefit plan was $11.2 million.

Total contributions expected to be paid under our frozen U.S. retirement plans or to the beneficiaries thereof during fiscal 2009 are $9.7 million, consisting of $6.6 million to our U.S. defined benefit plan and $3.1 million to RBP, including the lump sum payments made in January 2009.

Gross benefit payment obligations under our continuing defined benefit plans for the next ten years are anticipated to be as follows:

	U.S. Retirement	Other Postretirement
	Plans (SRP and RBP)	Benefits
	(Dollars in thousands)

2009	$9,728	$27
2010	1,969	21
2011	1,719	17
2012	1,365	14
2013	1,319	5
2014 — 2018	5,275	—

Voyager and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

In December 2003, Congress passed the Medicare Act of 2003. We do not provide post-65 medical or prescription drug coverage; therefore, our postretirement benefit liability and costs are not impacted by the employer subsidy provision of the Act.

Note 14 — Common Stock

We have 50,000,000 authorized shares of common stock, ($.001 par value per share), 30,550,443 shares issued and 29,874,145 shares outstanding as of December 31, 2008 and 30,552,129 shares issued and 29,882,559 shares outstanding as of December 29, 2007.

Note 15 — Stock-Based Compensation

As of December 31, 2008, the Company has one stock-based compensation plan, which is described below. The total amount of pre-tax expense for stock-based compensation recognized in general and administrative expense in fiscal 2008, 2007, and 2006 was $0.9 million, $0.1 million, and $3.1 million, respectively. Additionally, zero, ($0.1) million and $1.2 million in pre-tax expense (benefit) for stock-based compensation is recognized in earnings from discontinued operations in 2008, 2007 and 2006, respectively. The total income tax benefit recognized for book purposes in the consolidated statement of operations related to stock-based compensation was zero, zero, and $0.4 million for fiscal 2008, 2007, and 2006, respectively. The total tax benefit realized was immaterial for 2008 and $0.2 million for both fiscal 2007 and 2006.

  Stock Option Plan

In fiscal 2003, we adopted the 2003 ProQuest Strategic Performance Plan (“Option Plan”), which replaced the ProQuest Company 1995 Stock Option Plan and the ProQuest Company Non-Employee Directors Stock Option Plan. Under the Option Plan, 5,160,000 shares of common stock were reserved for issuance. In 2004, an additional 1,532,000 shares were reserved for issuance. The Option Plan is administered by the Compensation Committee of the Board of Directors which has the authority to establish the terms and conditions of awards granted under the Option Plan. Under the Option Plan, the Committee can grant stock appreciation rights, restricted stock, performance stock, performance units, annual management incentive awards and other stock or cash awards.

Options granted to certain executives may contain a replacement option feature. When the option’s exercise price is paid with shares of the Company’s common stock, which the executive previously owned for more than six months, a replacement option is granted for the number of shares used to make that payment. The replacement option has an exercise price equal to the fair market value of the Company’s common stock on the date the replacement option is granted; is exercisable in full six months after the date of the grant; and has a term expiring on the expiration date of the original options. Options granted in 2004 are not eligible for this replacement feature.

  Long Term Incentive Performance (“LTIP”) Grants

In fiscal 2004, the Compensation Committee of our Board of Directors granted 1,961,500 nonqualified stock options with an exercise price of $30.97 per share to six members of our senior executive team. On October 5, 2005 and November 2, 2005, an additional 100,000 and 175,000 nonqualified stock options with an exercise price of $36.52 and $30.97, respectively, were granted to two new members of our senior executive team. These stock options were issued under a new Long Term Incentive Performance (“LTIP”) plan consistent with the Board’s desire that management deliver long-term sustainable shareholder value. The number of options granted to each executive under the 2004 LTIP was the projected aggregate number of options that would have been granted annually over a five year period to each of these executives based on their then positions and responsibilities. Currently, there is only one executive who retains rights under the LTIP plan.

Voyager and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

The options outstanding under this grant equal 440,000 shares. All other options granted under the LTIP have been terminated or forfeited.

Under this grant, the options vest after seven years and expire in ten years. However, if certain stock price thresholds are met during the initial seven year period, the vesting of the options is accelerated. These stock price thresholds represented 8% to 10% compounded annual stock price growth rates for 3 to 5 years as of the date of the grant.

The following table outlines the stock price thresholds and the number of options accelerated at each target stock price.

	2004 Grant
	Achievement	Options
Stock Price	Period	Vested

$36.67	3 years	208,000
$39.81	4 years	246,000
$42.77	5 years	283,000
$46.88	5 years	440,000

If the options are exercised, the executive must retain 50% of all after-tax gains in shares of the Company until his retirement or termination of employment at Voyager.

  Stock Appreciation Right (“SAR”) Grant

In fiscal 2007, the Compensation Committee of our Board of Directors granted a stock appreciation right (“SAR”) with respect to 300,000 shares of the Company’s common stock with an exercise price of $8.55 per share to one member of our senior executive team. Under this grant, the SAR vests over a three year period and expires in five years. The SAR will be settled in cash in the amount equal to the excess of the fair market value of common stock over the exercise price multiplied by the number of shares exercised. The SAR has been classified as a liability award based on the cash settlement provisions.

  Executive Stock Option Grants

At the end of fiscal 2008, we had options outstanding for 342,335 shares granted to key executives. The term for these options is six or ten years, vesting in equal annual increments over either a three-year or a five-year period.

  Nonvested Restricted Stock Grants

During fiscal 2006, we granted certain employees and members of our Board of Directors 2,067 shares of nonvested restricted stock, with market values at the date of grant of $0.1 million. In fiscal 2007 and 2006, we cancelled 12,604 shares and 30,430 shares, respectively, of the nonvested restricted stock granted, with market values at the date of grant of $0.4 million and $1.1 million, respectively. These shares were valued at the market price at their respective award dates and are being recognized as expense over the 3 year vesting period.

During fiscal 2008 and 2007 the Company issued 15,714 and 11,158, respectively, cash-based restricted stock units to members of the Company’s Board of Directors (2,619 and 1,594 units per board member, respectively). Under this grant, the cash based restricted stock units vest after six months. As of December 30, 2008 and December 29, 2007, each director was entitled to receive a cash payment equal to the product of the 2,619 and 1,594 units, respectively, multiplied by the closing stock price on December 30, 2008 and December 28, 2007, respectively. No actual shares were issued in relation to these grants, but instead, the grants were intended to provide payment to the members of the Board of Directors in a form of compensation that is related to the price of

Voyager and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

the Company’s stock. All cash settled restricted stock units related to these grants have been and were classified as liability awards based on their cash settlement provisions and were valued at the settlement amount of approximately $0.1 million at year end 2007, which was paid in January 2008. Liability and expense amounts related to these awards granted in 2008 are not material at December 31, 2008.

  Fair Value of Stock Option and SAR Grants

The fair value of each stock-based compensation award granted is estimated on the date of grant using either the Black-Scholes option-pricing model or a binomial model.

All other stock option and SAR grants are calculated using the Black-Scholes option-pricing model. The following assumptions were used during the periods presented to estimate the fair value of awards:

	2008	2007	2006

Expected stock volatility	45.90%	35.30%	39.00%
Risk-free interest rate (weighted average for fiscal year)	1.10%	3.06%	5.19%
Expected years until exercise	3	3	3
Dividend yield	0.00%	0.00%	0.00%

  Summary of Stock Option and SAR Activity

A summary of the stock option and stock appreciation right transactions for fiscal 2006, 2007, and 2008 is as follows:

	Executive Grantees		Director Grantees		LTIP Grantees		SAR Grantee
		Weighted		Weighted		Weighted		Weighted
		Average		Average		Average		Average
	Shares	Exercise	Shares	Exercise	Shares	Exercise	Shares	Exercise
	(000’s)	Price	(000’s)	Price	(000’s)	Price	(000’s)	Price

Balance at the end of fiscal 2005	1,432	$25.53	66	$30.20	2,066	$31.24	—	$—
2006:
Granted	—	—	18	12.29	—	—	—	—
Exercised	(29)	20.47	—	—	—	—	—	—
Forfeited/cancelled	(300)	27.49	(3)	32.63	(260)	30.97	—	—

Awards outstanding at the end of fiscal 2006	1,103	$25.21	81	$24.68	1,806	$31.28	—	$—

Awards exercisable at the end of fiscal 2006	1,073	$25.13	63	$30.06	—	$—	—	$—

Weighted average fair value of awards granted during fiscal 2006	$—		$4.13		$—		$—

Voyager and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

	Executive Grantees		Director Grantees		LTIP Grantees		SAR Grantee
		Weighted		Weighted		Weighted		Weighted
		Average		Average		Average		Average
	Shares	Exercise	Shares	Exercise	Shares	Exercise	Shares	Exercise
	(000’s)	Price	(000’s)	Price	(000’s)	Price	(000’s)	Price

2007:
Granted	—	—	—	—	—	—	300	8.55
Exercised	—	—	—	—	—	—	—	—
Forfeited/cancelled	(259)	25.66	(9)	26.78	(1,366)	31.38	—	—

Awards outstanding at the end of fiscal 2007	844	$25.08	72	$25.98	440	$30.97	300	$8.55

Awards exercisable at the end of fiscal 2007	844	$25.08	72	$25.98	—	$—	—	$—

Weighted average fair value of awards granted during fiscal 2007	$—		$—		$—		$2.61

2008:
Granted	—	—	—	—	—	—	—	—
Exercised	—	—	—	—	—	—	—	—
Forfeited/cancelled	(502)	25.65	(4)	25.81	—	—	—	—

Awards outstanding at the end of fiscal 2008	342	$24.23	68	$25.99	440	$30.97	300	$8.55

Awards exercisable at the end of fiscal 2008	342	$24.23	68	$25.99	—	$—	100	$8.55

The total intrinsic value of options outstanding and exercisable as of December 31, 2008 was zero. The total intrinsic value of stock options exercised during fiscal 2008, 2007, and 2006 was zero for all three years. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the closing stock price of $1.48 of our common stock on December 31, 2008. The total grant date fair value of stock options vested during fiscal 2008, 2007, and 2006 was $0.3 million, $0.3 million, and $2.1 million, respectively.

As of December 31, 2008, there was $0.1 million of unrecognized compensation cost related to outstanding stock options and stock appreciation rights, net of forecasted forfeitures. This amount is expected to be recognized over a weighted average period of 0.1 years. To the extent the forfeiture rate is different than what we have anticipated, stock-based compensation related to these awards will be adjusted in accordance with SFAS No. 123R.

Voyager and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

The following tables provide additional information with respect to stock options and stock appreciation rights outstanding at the end of fiscal 2008:

	Awards Outstanding			Awards Exercisable
		Weighted			Weighted
		Average	Weighted		Average	Weighted
	Number	Remaining	Average	Number	Remaining	Average
Range of	Outstanding	Contractual	Exercise	Exercisable	Contractual	Exercise
Exercise Price	(000’s)	Life (Years)	Price	(000’s)	Life (Years)	Price

$10.00 and Below	300	3.3	$8.55	100	3.3	$8.55
$10.01 - $15.00	16	3.5	12.29	16	3.5	12.29
$15.01 - $20.00	98	0.5	18.88	98	0.5	18.88
$20.01 - $25.00	151	0.6	21.81	151	0.6	21.81
$25.01 - $30.00	20	1.0	27.61	20	1.0	27.61
$30.01 - $35.00	524	4.4	31.13	84	1.0	31.95
$35.01 - $40.00	41	2.2	36.15	41	2.2	36.15

	1,150	3.1	$22.82	510	1.5	$21.39

Weighted
		Average	Weighted
	Number	Remaining	Average	Aggregate
	of Shares	Contractual	Exercise	Intrinsic
	(000’s)	Life (Years)	Price	Value

Vested and expected to vest as of December 31, 2008	1,150	3.1	$22.82	$—

Voyager and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

  Summary of Nonvested Restricted Stock Activity

A summary of the nonvested restricted stock transactions for fiscal 2006, 2007, and 2008 is as follows:

	Employee Grantees		Director Grantees
		Weighted		Weighted
		Average		Average
	Shares	Grant-Date	Shares	Grant-Date
	(000’s)	Fair Value	(000’s)	Fair Value

Nonvested restricted stock balance at the end of fiscal 2005	118	$33.55	13	$28.82
2006:
Granted	2	29.04	—	—
Vested	(18)	34.83	—	—
Forfeited/cancelled	(30)	34.67	—	—

Nonvested restricted stock outstanding at the end of fiscal 2006	72	$32.61	13	$28.82

2007:
Granted	—	—	—	—
Vested	(48)	33.11	(8)	28.10
Forfeited/cancelled	(10)	32.20	(3)	25.75

Nonvested restricted stock outstanding at the end of fiscal 2007	14	$31.17	2	$35.80

2008:
Granted	—	—	—	—
Vested	(14)	31.17	(2)	35.80
Forfeited/cancelled	—	—	—	—

Nonvested restricted stock outstanding at the end of fiscal 2008	—	$—	—	$—

As of December 31, 2008, there were no remaining shares or unrecognized compensation cost related to nonvested restricted stock.

The total fair value of restricted stock shares vested during fiscal 2008 and 2007 was approximately $0.5 million and $1.8 million, respectively.

  Securities Authorized for Issuance

Securities authorized for issuance under equity compensation plans at December 31, 2008 are as follows:

Number of Securities
	Number of Securities to be	Weighted-average	Remaining Available for
	Issued Upon Exercise of	Exercise Price of	Future Issuance
	Outstanding Options	Outstanding Options	Under Equity
Plan Category	and Rights	and Rights	Compensation Plans(a)

Equity compensation plans approved by security holders	1,150	$22.82	3,213
Equity compensation plans not approved by security holders	—	—	—

Total	1,150	$22.82	3,213

(a)	Excludes securities reflected in the first column, “Number of securities to be issued upon exercise of outstanding options and rights.”

Voyager and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

  Employee Stock Purchase Plan

In fiscal 1996, our Board of Directors adopted the Associate Stock Purchase Plan (“ASPP”), whereby employees are afforded the opportunity to purchase Voyager shares, by authorizing the sale of up to 500,000 shares of common stock. The purchase price of the shares is 95% of the lower of the closing market price at the beginning or end of each quarter. Under SFAS No. 123R, the ASPP is a non-compensatory plan. Purchases under the ASPP were suspended effective March 9, 2006. The number of ASPP shares purchased was zero for all fiscal years presented.

Note 16 — Corporate Transition and Lease Termination Costs

On February 12, 2007, after the sale of PQBS and PQIL, the Company’s Board of Directors approved and announced to employees the closing of the corporate office in Ann Arbor, Michigan. The transition plan, which was completed by year-end 2008, included the elimination of redundant positions and transitioning the performance of certain operational activities to Dallas, Texas. The Company expects to incur approximately $4.4 million in severance and retention expense related to the transition plan, all of which has been accrued or paid as of December 31, 2008. Related costs are included in general and administrative expense. The change in the accruals for corporate transition costs related to severance and retention payments for the fiscal year ended December 31, 2008 is as follows:

(Dollars in thousands)

Balance as of December 30, 2006	$—
Accruals	4,338
Payments made	(1,372)

Balance as of December 29, 2007	$2,966

Accruals	103
Payments made	(513)

Balance as of December 31, 2008	$2,556

Current portion	$1,879

Long-term portion	$677

On January 1, 2008, the Company entered into an agreement with one of its lessors, Relational, LLC f/k/a Relational Funding Corporation (“Relational”) and ProQuest LLC (formerly known as ProQuest-CSA LLC) (“CSA”) relating to certain obligations regarding the capital and operating leases for certain property and equipment used at its facilities at 777 Eisenhower Parkway (the “777 Facility”) and 789 Eisenhower Parkway (the “789 Facility”) in Ann Arbor, Michigan. The aforementioned leases originated as early as fiscal year 2005 with up to five year terms. Effective January 1, 2008, the Company conveyed, assigned, transferred and delivered to CSA all of its right, title and interest and benefit of certain property and equipment. The Company was released from any and all obligations relating to these leases and Relational, as lessor, consented to such assignments and releases. Due to these assignments, the write off of certain assets and liabilities under capital leases, such as office furniture, phone and power supply systems, and video equipment, totaled a net charge of $0.1 million in the first quarter of 2008.

On January 25, 2008, the Company entered into a series of agreements with its current landlord, Transwestern Great Lakes, LP (“Transwestern”) and CSA relating to certain obligations regarding the long term leases for the facilities in Ann Arbor, Michigan. On March 4, 2008, the Company paid CSA $11.0 million, a portion of which was distributed to Transwestern for termination of the lease relating to office space at the 777 Facility. Upon the Closing Date of March 7, 2008, the Company was released from any and all obligations relating to the 15 year lease the Company previously entered into for the 777 Facility. Through assignment,

Voyager and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

the Company was also released from any and all obligations relating to the 15 year lease the Company previously entered into for office space at the 789 Facility. The Company assigned all of its rights under the lease for the 789 Facility to CSA and CSA assumed the obligations of tenant under such lease, as amended. Transwestern, as landlord, consented to such assignment. In connection with the termination and assignment of these long term facility leases, certain leasehold improvements and deferred rent were written off, which totaled a net charge of $0.6 million in the first quarter of 2008. The Company recorded a total charge to expense in the first quarter of 2008 of $11.7 million for all lease termination costs.

Note 17 — Foreign Currency Transactions

We periodically have entered into contracts to buy or sell foreign currencies, primarily British pounds and Canadian dollars. These contracts were properly recorded at fair market value with the changes in fair value recognized in interest expense and were not designated for hedging treatment under SFAS No. 133, as amended. At December 31, 2008 we have no outstanding foreign currency contracts.

Net foreign currency transaction losses for fiscal 2006 of $1.3 million have been included in general and administrative expense. As a result of the sale agreements with Snap-On and CSA, the Company has tax-related receivables and liabilities denominated in foreign currencies. Transaction losses of $1.0 million associated with these assets and liabilities have been included in other income (expense) in fiscal 2008. Transaction gains and losses in fiscal 2007 were not material to the financial statements.

Note 18 — Contingent Liabilities

Putative Securities Class Actions

Between February and April 2006, four putative securities class actions, consolidated and designated In re ProQuest Company Securities Litigation, were filed in the U.S. District Court for the Eastern District of Michigan (the “Court”) against the Company and certain of its former and then-current officers and directors. Each of these substantially similar lawsuits alleged that the Company and certain officers and directors (“the Defendants”) violated Sections 10(b) and/or 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as the associated Rule 10b-5, in connection with the Company’s proposed restatement.

On May 2, 2006, the Court ordered the four cases consolidated and appointed lead plaintiffs and lead plaintiffs’ counsel.

On July 22, 2008, the Company reached an agreement in principle to settle the consolidated shareholder securities class action law suit filed against it and certain officers and directors in the U.S. District Court for the Eastern District of Michigan for $20 million. A Stipulation and Agreement of Settlement was signed by the parties and the Court granted preliminary approval of such agreement. During January 2009, the Company paid $4.0 million into an escrow account and our insurers funded the remaining portion of the settlement into the escrow account as well. The settlement is subject to final Court approval. There is no assurance that a final Court approval will be obtained. If the settlement arrangement is not finalized, the Company intends to defend itself vigorously.

Shareholder Derivative Lawsuits

On April 18, 2006 and December 19, 2006, respectively, two shareholder derivative lawsuits were filed in the U.S. District Court for the Eastern District of Michigan (the “Court”), purportedly on behalf of the Company against certain current and former officers and directors of the Company by certain of the Company’s shareholders. Both cases were assigned to Honorable Avern Cohn, who entered a stipulated order staying the litigation pending completion of the Company’s restatement and a special committee investigation into the restatement.

Voyager and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

On January 29, 2008, the Court entered an order consolidating the two cases and approving co-lead and co-liaison counsel representing plaintiffs. Pursuant to a stipulated scheduling order entered on February 15, 2008, plaintiffs filed a consolidated amended complaint on March 20, 2008. The consolidated amended complaint purports to state claims for breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, unjust enrichment, rescission, imposition of a constructive trust, violations of the Sarbanes-Oxley Act of 2002 and violations of the Securities Exchange Act of 1934 against current and former officers or directors of the Company and one of its subsidiaries. On December 3, 2008, the Company reached an agreement in principle to settle the shareholder derivative litigation law suit filed against it and certain officers and directors in the Court. Under the terms of the agreement, the Company and its insurers would pay an amount not to exceed $650,000 in attorneys’ fees and agree to maintain or adopt additional corporate governance standards. The Company’s portion of this amount is equal to $500,000. The parties entered into Stipulation of Settlement on January 9, 2009. This Stipulation of Settlement is subject to final Court approval and the provision of notice to shareholders. There is no assurance that a final Court approval will be obtained or putative class member participation will be sufficient. If the derivative litigation settlement arrangement is not finalized, the Company intends to defend itself vigorously.

Securities and Exchange Commission Investigation

In February 2006, the Division of Enforcement of the SEC commenced an informal inquiry regarding the Company’s announcement of a possible restatement. In April 2006, the Division of Enforcement of the SEC commenced a formal, non-public investigation in connection with the Company’s restatement. On July 22, 2008, the SEC (“Commission”) filed a settled enforcement action against the Company in the U.S. District Court for the Eastern District of Michigan. Pursuant to that settlement, the terms of which were disclosed previously by the Company, without admitting or denying the allegations in the Complaint, the Company consented to the filing by the Commission of a Complaint, and to the imposition by the Court of a final judgment of permanent injunction against the Company. The Complaint alleges civil violations of the reporting, books and records and internal controls provisions of the Securities Exchange Act of 1934. The final judgment was signed by the Court on July 28, 2008 and permanently enjoins the Company from future violations of those provisions. No monetary penalty was imposed. The settlement resolved fully the previously disclosed SEC investigation of the Company’s restatement.

Data Driven Software Corporation vs. Voyager Expanded Learning et al.

Voyager Expanded Learning (“VEL”) was a defendant in an arbitration styled: D2 Data Driven Software Corporation f/k/a EdSoft Software Corporation (“EdSoft”) v. Voyager Expanded Learning, Inc., et al., before the American Arbitration Association, No. 71 117 Y 00238 06.

Effective on or about January 24, 2008, VEL, the individual respondents and EdSoft executed a mutual release and settlement agreement. VEL subsequently paid EdSoft $5.4 million in 2008 in connection with that settlement. In addition to providing mutual releases between EdSoft, on one hand, and VEL and the individual respondents, on the other hand, the parties agreed to dismiss all lawsuits with prejudice. EdSoft also executed a release of arbitration award. The Company accrued $5.4 million related to this settlement as of year end 2006 and 2007.

Other Contingent Liabilities

We are also involved in various legal proceedings incidental to our business. Management believes that the outcome of these proceedings will not have a material adverse effect upon our consolidated operations or financial condition and we believe we have recognized appropriate reserves as necessary based on facts and circumstances known to management.

Voyager and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

We have letters of credit in the amount of $1.1 million outstanding as of December 31, 2008 to support workers’ compensation insurance coverage as well as collateral for the Company’s credit card and Automated Clearinghouse (ACH) programs.

Note 19 — Related Party Transactions

On March 10, 2005, the Company’s Board of Directors appointed Randy Best to serve as a member of the Company’s Board of Directors. Mr. Best was the Chief Executive Officer of VEL immediately prior to the Company’s acquisition of VEL and held 34% of the common stock. In connection with the Company’s acquisition of VEL, Mr. Best and the Company entered into a two year Consulting Agreement (the “Consulting Agreement”) and a three year Non-Disclosure, Non-Solicitation and Non-Competition Agreement, both of which became effective on January 31, 2005. As compensation for these services, Mr. Best received payments of $40,000 per month for the first six months of the term and $26,666 per month for the last eighteen months of the term of the Consulting Agreement. Both of these agreements have expired and were not extended. Effective November 5, 2008, Mr. Best resigned from the Company’s Board of Directors. Mr. Best’s resignation was not due to any disagreement with the Company or any matter relating to operations, policies, or practices.

The Non-Competition Agreement provided that Mr. Best will not disclose or use the confidential information of VEL or the Company in any way, except on behalf of the Company or VEL. Mr. Best also agreed that for three years after January 31, 2005, and for the term of the Consulting Agreement, that he would not, directly or indirectly, engage or participate in: (i) any capacity, anywhere in the United States, in any business that is competitive to the business operated by VEL or in which VEL has currently planned to engage; (ii) recruiting or soliciting any person to leave his or her employment with the Company or VEL; and (iii) hiring or engaging any person who is or was an employee of VEL from January 31, 2005 through and including the time of such hiring or engagement. In the agreement, Mr. Best acknowledged that VEL is or plans to be engaged in the business of: (i) developing, marketing, and selling reading and math-related materials for use by students in grades K-12; and (ii) developing, marketing, and selling programs that are designed to enhance the ability of teachers and school districts to teach reading to students in grades K-12. The Non-Competition Agreement does not prevent Mr. Best from continuing his involvement with GlobalEd Holdings Ltd. And EdCollege, Inc. to the extent that those entities, or affiliates thereof, do not engage in the business of: (i) developing, marketing, or selling reading and math-related materials for use by students in grades K-12; (ii) developing, marketing, or selling any courses, products or services substantially similar to the “Reading for Understanding” and “Foundations of Reading” programs offered by Voyager as of January 31, 2005 to be used by administrators or teachers in grades K-12; and (iii) developing, marketing, or selling programs for any reading based curriculum to those customers who are currently customers of VoyagerU, a division of VEL.

PQIL had sales of approximately $1.5 million to Apollo Group, Inc. and its affiliates in 2006. Todd S. Nelson, a former director of the Company, was Chief Executive Officer of Apollo Group, Inc. from August 2001 to January 2006 and President from February 1998 to January 2006. The sales were an arms length transaction and the relationship with Apollo Library began prior to Mr. Nelson’s directorship.

PQIL had immaterial sales to The Readers Digest Association, Inc. (“Readers Digest”) and its affiliates prior to the sale of PQIL in February 2007. Michael S. Geltzeiler, a director of the Company until March 20, 2007, was Chief Financial Officer of Readers Digest during 2005. The sales were an arms length transaction and Mr. Geltzeiler was not involved in any of the sales transactions.

Voyager and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

Note 20 — Interim Financial Information (Unaudited)

The following table presents our quarterly results of operations for fiscal 2008 and fiscal 2007. For comparison purposes, results from the PQIL operations have been reclassified to discontinued operations for all periods presented.

	First	Second	Third	Fourth	Total
	Quarter	Quarter	Quarter	Quarter	Year
	(Dollars in thousands, except per share data)

2008
Net sales	$15,637	$33,514	$27,267	$22,113	$98,531
Gross profit	9,104	22,166	17,311	14,011	62,592
Earnings (loss) from continuing operations before income taxes	(24,632)	(1,601)	(5,110)	(51,321)	(82,664)
Income tax expense (benefit)	—	—	—	1,160	1,160
Loss from continuing operations	$(24,632)	$(1,601)	$(5,110)	$(50,161)	$(81,504)

Basic loss per share from continuing operations	(0.82)	(0.05)	(0.17)	(1.68)	(2.73)
Diluted loss per share from continuing operations	(0.82)	(0.05)	(0.17)	(1.68)	(2.73)
2007
Net sales	$20,059	$36,330	$31,837	$21,386	$109,612
Gross profit	13,338	25,810	21,864	12,408	73,420
Earnings (loss) from continuing operations before income taxes	(15,885)	(1,985)	(3,207)	(78,581)	(99,658)
Income tax expense (benefit)	(6,074)	(756)	(1,226)	(4,340)	(12,396)
Earnings (loss) from continuing operations	(9,811)	(1,229)	(1,981)	(74,241)	(87,262)
Earnings (loss) from discontinued operations, net of income tax	4,594	—	—	866	5,460
Gain on sale of discontinued operations, net of income tax	46,572	—	—	—	46,572
Net earnings (loss)	$41,355	$(1,229)	$(1,981)	$(73,375)	$(35,230)

Loss per share from continuing operations	(0.33)	(0.04)	(0.07)	(2.49)	(2.92)
Earnings per share from discontinued operations	0.15	—	—	0.03	0.18
Gain per share from sale of discontinued operations	1.56	—	—	—	1.56

Basic earnings (loss) per share	1.38	(0.04)	(0.07)	(2.46)	(1.18)

Loss per share from continuing operations	(0.33)	(0.04)	(0.07)	(2.49)	(2.92)
Earnings per share from discontinued operations	0.15	—	—	0.03	0.18
Gain per share from sale of discontinued operations	1.56	—	—	—	1.56

Diluted earnings (loss) per share	1.38	(0.04)	(0.07)	(2.46)	(1.18)

The loss from continuing operations for the fourth quarter 2008 and 2007 includes a goodwill impairment charge of $43.1 million and $67.2 million, respectively. Additionally, the loss from continuing operations for the fourth quarter 2008 includes lease termination costs of $11.7 million (See Note 16 presented herein for further information).

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGERS
by and among
CAMBIUM HOLDINGS, INC.,
VOYAGER LEARNING COMPANY,
VOWEL ACQUISITION CORP.,
VSS-CAMBIUM HOLDINGS II CORP.,
CONSONANT ACQUISITION CORP.
and
VOWEL REPRESENTATIVE, LLC, SOLELY IN ITS
CAPACITY AS STOCKHOLDERS’
REPRESENTATIVE
Dated as of June 20, 2009

A-i

A-ii

A-iii

Exhibits

Exhibit A-1	Holdings III Merger Agreement
Exhibit A-2	Holdings III Contribution Agreement
Exhibit A-3	Holdings IV Contribution Agreement
Exhibit B-1	Form of Vowel Voting Agreement
Exhibit B-2	Form of Consonant Voting Agreement
Exhibit C-1	Vowel Preliminary Closing Certificate
Exhibit C-2	Vowel Closing Certificate
Exhibit D-1	Certificate of Incorporation of Consonant Surviving Corporation
Exhibit D-2	Bylaws of Consonant Surviving Corporation
Exhibit E-1	Certificate of Incorporation of Vowel Surviving Corporation
Exhibit E-2	Bylaws of Vowel Surviving Corporation
Exhibit F	Form of Holdco Warrant
Exhibit G	Holdco Stockholders Agreement
Exhibit H	Amended and Restated Certificate of Incorporation of Holdco
Exhibit I	By-laws of Holdco
Exhibit J	Security Agreement
Exhibit K	LAZEL Guaranty
Exhibit L	Contingent Value Right Agreement
Exhibit M	Escrow Agreement
Exhibit N	Holdco 2009 Equity Incentive Plan
Exhibit O-1	Services Agreement
Exhibit O-2	Subscription Agreement
Exhibit O-3	Subscription Agreement
Exhibit P-1	Stock Purchase Agreement
Exhibit P-2	Subscription Agreement
Exhibit Q	Holdco Note
Exhibit R	Holdco Vowel Liability Guaranty

Schedules

Schedule A	List of Vowel stockholders executing the Vowel Voting Agreement
Schedule B	List of VSS Funds executing Consonant Voting Agreement
Schedule 1.6	Directors of Consonant Surviving Corporation and Vowel Surviving Corporation
Schedule 1.7	Officers of Consonant Surviving Corporation and Vowel Surviving Corporation
Schedule 5.24	Vowel Closing Funding Amounts

A-iv

AGREEMENT AND PLAN OF MERGERS

THIS AGREEMENT AND PLAN OF MERGERS (this “Agreement”) is made and entered into as of the 20th day of June, 2009, by and among Cambium Holdings, Inc., a Delaware corporation (“Holdco”), Voyager Learning Company, a Delaware corporation (“Vowel”), VSS-Cambium Holdings II Corp., a Delaware corporation (“Consonant”), Vowel Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Holdco (“Vowel Merger Sub”), Consonant Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Holdco (“Consonant Merger Sub” and, together with Vowel Merger Sub, the “Merger Subsidiaries”) and Vowel Representative, LLC, a Delaware limited liability company, solely in its capacity as the Stockholders’ Representative pursuant to Article VIII of this Agreement.

W I T N E S S E T H

WHEREAS, the Boards of Directors of Consonant and Vowel have determined that it is consistent with and in furtherance of their respective long-term business strategies and fair to and in the best interests of their respective companies and stockholders to combine their respective businesses through the acquisition of Vowel and Consonant by Holdco in a dual merger transaction such that their businesses will be conducted as subsidiaries of Holdco which shall be controlled by VSS-Cambium Holdings III, LLC, a Delaware limited liability company (“VSS-Consonant Holdings III”) as set forth in this Agreement (the “Reorganization”);

WHEREAS, to effect the foregoing, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Holdco will acquire all of the common stock of each of Consonant and Vowel through the merger of Consonant Merger Sub with and into Consonant (the “Consonant Merger”) and the simultaneous merger of Vowel Merger Sub with and into Vowel (the “Vowel Merger” and together with the Consonant Merger, the “Mergers”);

WHEREAS, the stockholders of Consonant will be entitled to receive shares of common stock of Holdco, $0.001 par value per share (the “Holdco Common Stock”), as well as certain other consideration described herein, in consideration of their common stock of Consonant, par value $0.001 (the “Consonant Common Stock”);

WHEREAS, the stockholders of Vowel will be entitled to receive shares of Holdco Common Stock and/or cash, in a cash-election merger, as well as certain other consideration described herein, in consideration of their common stock of Vowel, par value $0.001 (the “Vowel Common Stock”);

WHEREAS, in furtherance thereof, the Board of Directors of each of Holdco, Consonant, Vowel, Consonant Merger Sub and Vowel Merger Sub has approved this Agreement and the applicable merger, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, immediately following the execution of this Agreement, Holdco, as sole stockholder of each of the Merger Subsidiaries, will execute written consents in accordance with the DGCL approving and adopting this Agreement; WHEREAS, VSS has formed VSS-Consonant Holdings III, which, on the Closing Date after giving effect to the Holdings III Merger Transactions pursuant to the documents and instruments set forth in Exhibit A-1, Exhibit A-2 and Exhibit A-3 hereto (the “Holdings III Merger Agreements”), will be the sole owner of all of the Consonant Common Stock, and pursuant to the Holdings III Merger Transactions, Consonant will, on the Closing Date, acquire 100% of the equity interests of VSS-Consonant Holdings, LLC;

WHEREAS, as a result of the Mergers, (i) Consonant will become a wholly owned subsidiary of Holdco, (ii) Vowel will become a wholly owned subsidiary of Holdco, (iii) the stockholder of Consonant will be entitled to become a stockholder of Holdco and (iv) the stockholders of Vowel will be entitled to become stockholders of Holdco;

WHEREAS, for Federal income tax purposes, it is intended that the Mergers, taken together, will be treated as a transaction described in Section 351 of the Code;

WHEREAS, as a condition and inducement to Consonant’s willingness to enter into this Agreement certain stockholders of Vowel, identified on Schedule A attached hereto, are entering into a voting and support agreement, in the form of Exhibit B-1 attached hereto and made a part hereof (collectively, the “Vowel Voting Agreements”), concurrently with the execution of this Agreement; and

WHEREAS, as a condition and inducement to Vowel’s willingness to enter into this Agreement, each of the VSS Funds listed on Schedule B attached hereto, is entering into a voting and support agreement, in the form of Exhibit B-2 attached hereto and made a part hereof (collectively, the “Consonant Voting Agreements”), concurrently with the execution of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Consonant, Vowel, Holdco and the Merger Subsidiaries agree as follows:

ARTICLE I

THE MERGERS

Section 1.1.  The Mergers.  On the terms and subject to the conditions set forth in this Agreement and Section 1.2, in accordance with the DGCL, at the Effective Time: (a) Consonant Merger Sub will merge with and into Consonant, the separate corporate existence of Consonant Merger Sub will cease and Consonant will continue its corporate existence under Delaware law as the surviving corporation in the Consonant Merger (the “Consonant Surviving Corporation”); and (b) Vowel Merger Sub will merge with and into Vowel, the separate corporate existence of Vowel Merger Sub will cease and Vowel will continue its corporate existence under Delaware law as the surviving corporation in the Vowel Merger (the “Vowel Surviving Corporation” and, together with the Consonant Surviving Corporation, each, a “Surviving Corporation” and collectively, the “Surviving Corporations”).

Section 1.2.  Closing.

(a) The closing of the Mergers (the “Closing”) shall take place at the offices of Lowenstein Sandler PC, 1251 Avenue of the Americas, New York, New York 10020 at 10:00 a.m. (New York time), on a date (the “Closing Date”) (or via exchange of documents via pdf and overnight courier) which shall be no later than the fifth Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied by actions to be taken at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as Consonant and Vowel may agree in writing.

(b) At least fifteen (15) Business Days before the Vowel Meeting, Vowel shall deliver to Holdco a written statement in the form attached hereto as Exhibit C-1 (the “Vowel Preliminary Closing Certificate”) based on the most recent ascertainable financial information. The Vowel Preliminary Closing Certificate shall be provided solely for informational purposes and shall not be the basis for any of the calculations set forth herein.

(c) At least three (3) Business Days before the Vowel Meeting, Vowel shall deliver to Holdco a written statement in the form attached hereto as Exhibit C-2 (the “Vowel Closing Certificate”) based on the most recent ascertainable financial information. The Vowel Closing Certificate shall be provided solely for informational purposes and shall not be the basis for any of the calculations set forth herein.

Section 1.3.  Effective Time.  Subject to the provisions of this Agreement, upon consummation of the Closing, Consonant will cause a certificate of merger (the “Consonant Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL and Vowel will cause a certificate of merger (the “Vowel Certificate of Merger”, and together with the Consonant Certificate of Merger, the “Certificates of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL. Each of the Mergers shall become effective at such time as is set forth in the applicable certificate of merger, which time shall be the timing of filing of such certificate (the first time at which both the Mergers become fully effective being hereinafter referred to as the “Effective Time”).

Section 1.4.  Effects of the Mergers.  The Mergers shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

Section 1.5.  Certificate of Incorporation and By-laws of the Surviving Corporations.  Subject to Section 5.8, at the Effective Time: (a) the certificate of incorporation of Consonant shall be amended in its entirety to be in the form attached hereto as Exhibit D-1, and as so amended, such certificate of incorporation shall be the certificate of incorporation of the Consonant Surviving Corporation, until thereafter amended as provided therein or by applicable Law; (b) the by-laws of Consonant shall be amended in the form attached hereto as Exhibit D-2 so as to read in their entirety as the by-laws of Consonant Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended in accordance with applicable Law, except that the references to Consonant Merger Sub’s name shall be replaced by references to “VSS-Cambium Holdings II Corp.”; (c) the certificate of incorporation of Vowel shall be amended in its entirety to be in the form attached hereto as Exhibit E-1, and as so amended, such certificate of incorporation shall be the certificate of incorporation of the Vowel Surviving Corporation, until thereafter amended as provided therein or by applicable Law; and (d) the by-laws of Vowel shall be amended in the form attached hereto as Exhibit E-2 so as to read in their entirety as the by-laws of Vowel Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended in accordance with applicable Law, except that the references to Vowel Merger Sub’s name shall be replaced by references to “Voyager Learning Company.”

Section 1.6.  Directors.  The directors of Consonant Merger Sub immediately prior to the Effective Time, as set forth on Schedule 1.6, shall be the directors of Consonant Surviving Corporation, and the directors of Vowel Merger Sub immediately prior to the Effective Time, as set forth on Schedule 1.6, shall be the directors of Vowel Surviving Corporation; and, in each case, such directors shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with applicable Law or their respective bylaws or other governing documents.

Section 1.7.  Officers.  The officers of Consonant Merger Sub immediately prior to the Effective Time, as set forth on Schedule 1.7, shall serve as the officers of Consonant Surviving Corporation, and the officers of Vowel Merger Sub immediately prior to the Effective Time, as set forth on Schedule 1.7, shall serve as the officers of Vowel Surviving Corporation. Such officers of the Surviving Corporations shall hold such offices until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with applicable Law, the certificates of incorporation and the by-laws of the Surviving Corporations.

ARTICLE II

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1.  Effect on Vowel Capital Stock.  At the Effective Time, by virtue of the Vowel Merger and without any action on the part of the Parties or the holders of any securities of any of the Parties:

(a) Conversion of Vowel Common Stock.  Each share of Vowel Common Stock outstanding immediately prior to the Effective Time (such shares, the “Vowel Shares,” and each, a “Vowel Share”), other than Vowel Shares to be cancelled pursuant to Section 2.1(c) and other than Vowel Dissenting Shares, shall be converted automatically into and shall thereafter represent only the right to receive the consideration set forth in clauses (i), (ii) and (iii) immediately below:

(i) subject to the election procedures set forth in Section 2.1(e), (X) one fully paid and non-assessable share of Holdco Common Stock (the “Vowel Per Share Stock Consideration”), or (Y) the sum of $6.50 in cash without interest thereon, as such figure may be adjusted from time to time pursuant to Section 2.1(f) (as may be adjusted, the “Vowel Per Share Cash Consideration”); plus

(ii) the Vowel Per Share Pre-Closing Tax Refund Consideration; plus

(iii) the Contingent Value Right.

The aggregate consideration set forth in the immediately preceding clauses (i), (ii) and (iii) is referred to collectively herein as the “Vowel Consideration”.

(b) Cancellation of Converted Shares.  Each Vowel Share that has been converted into the right to receive a portion of the Vowel Consideration as provided in this Section 2.1 shall be automatically cancelled and shall cease to exist, and the holders of certificates that immediately prior to the Effective Time represented such Vowel Shares shall cease to have any rights with respect to such Vowel Shares other than the right to receive: (i) the consideration to which such holder may be entitled pursuant to this Section 2.1; (ii) any dividends and other distributions in accordance with Section 2.3(e); and (iii) any cash to be paid in lieu of any fractional share of Holdco Common Stock in accordance with Section 2.3(f).

(c) Vowel and Consonant-Owned Shares.  Each Vowel Share that is owned by Vowel, as treasury stock, any wholly owned Subsidiary of Vowel or that is owned by Consonant or Holdco immediately prior to the Effective Time (in each case, other than any such Vowel Shares held on behalf of third parties or held in trust to fund Vowel or Consonant obligations) (the “Cancelled Vowel Shares”) shall be cancelled without any conversion thereof and shall cease to exist, and no consideration shall be delivered in exchange for such cancellation.

(d) Conversion of Vowel Merger Sub Common Stock.  Each share of common stock, par value $0.001 per share, of Vowel Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Vowel Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Vowel Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Vowel Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Vowel Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(e) Election Procedures.

(i) Concurrent with the mailing of the Proxy Statement/Prospectus in connection with the Vowel Meeting (the “Mailing Date”), Vowel shall mail, or shall cause to be mailed, an election form and other appropriate and customary transmittal materials prepared by Holdco (the “Election Form”) to each holder of record of Vowel Common Stock as of the Vowel Record Date.

(ii) Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to specify (A) the number of Vowel Shares with respect to which such holder elects to receive the Vowel Per Share Stock Consideration (the “Stock Election Shares”), (B) the number of Vowel Shares with respect to which such holder elects to receive the Vowel Per Share Cash Consideration (the “Cash Election Shares”) or (C) that such holder makes no election with respect to such holder’s Vowel Shares (the “No Election Shares”). Any Vowel Shares with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m. (New York time), on the Business Day immediately prior to the day of the Vowel Meeting (such prior Business Day, the “Election Deadline”) shall be deemed to be No Election Shares.

(iii) Vowel shall make available one or more Election Forms as may reasonably be requested from time to time by any Person who becomes a holder (or beneficial owner) of Vowel Common Stock between the Vowel Record Date and the close of business on the Business Day prior to the Election Deadline, and Vowel shall provide the Exchange Agent all information reasonably necessary for it to perform as specified herein.

(iv) Any such election shall have been properly made only if the Exchange Agent shall have actually received a duly executed and properly completed Election Form by the Election Deadline. Any Election Form may be revoked or changed by the Person submitting such Election Form, only by written notice received by the Exchange Agent prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, unless a subsequent properly completed Election Form is submitted and actually received by the Exchange Agent by the Election Deadline, the Vowel Shares represented by such Election Form shall become No Election Shares. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion in consultation with Holdco and Vowel to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any reasonable good faith decision of Holdco regarding such matters shall be binding and conclusive. Holdco shall have the right to make rules, not inconsistent with the terms of this Agreement, governing the validity and effectiveness of Election Forms and the manner and extent to which Election Forms are to be taken into account in making determinations by this Section 2.1. Neither Holdco, Vowel, Consonant nor the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.

(v) As soon as practicable after the Effective Time, the Exchange Agent shall effect the allocation among the holders of record of Vowel Common Stock immediately prior to the Effective Time of rights to receive the Vowel Consideration in the Vowel Merger in accordance with this Agreement and the properly completed and duly submitted Election Forms, unless the number of Cash Election Shares is greater than the number of Available Cash Election Shares, in which case:

A. the Exchange Agent shall identify among all Eligible Cutback Persons, and, notwithstanding anything in such Eligible Cutback Person’s Election Form to the contrary, shall re-designate a number of each such Eligible Cutback Person’s Cash Election Shares as Stock Election Shares (the “Re-Designated Shares”) that is equal to the product (rounded up to the nearest whole number) derived from the following formula: (x) the Cutback Number, multiplied by (y) a fraction, the numerator of which is the number of such Eligible Cutback Person’s Cash Election Shares reflected in its Election Form, and the denominator of which is aggregate number of Cash Election Shares reflected in the Election Forms submitted by all Eligible Cutback Persons;

B. each Stock Election Share, No Election Share and Re-Designated Share shall be converted into the right to receive the Vowel Per Share Stock Consideration, plus the Vowel Per Share Pre-Closing Tax Refund Consideration, plus the Contingent Value Right; and

C. each Cash Election Share that is not a Re-Designated Share will be converted into the right to receive the Vowel Per Share Cash Consideration, plus the Vowel Per Share Pre-Closing Tax Refund Consideration, plus the Contingent Value Right.

(vi) In the event the number of Cash Election Shares is equal to or less than the number of Available Cash Election Shares, (X) each Stock Election Share and each No Election Share shall be converted into the right to receive the Vowel Per Share Stock Consideration, plus the Vowel Per Share Pre-Closing Tax Refund Consideration and the Contingent Value Right, and (Y) each Cash Election Share shall be converted into the right to receive the Vowel Per Share Cash Consideration, plus the Vowel Per Share Pre-Closing Tax Refund Consideration and the Contingent Value Right.

(f) Adjustments.  If at any time during the period between the date of this Agreement and the Effective Time any change in the outstanding shares of capital stock of Vowel or Consonant, or in the securities convertible or exchangeable into or exercisable for shares of capital stock of Vowel or Consonant, shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, merger (other than the Holdings III Merger Transactions) or other similar transaction, the Merger Consideration and any number or amount contained in this Agreement which is based on the number of shares of Vowel Common Stock or Consonant Common Stock (including without limitation, the Consonant Exchange Ratio, the Vowel Per Share Stock Consideration, the Vowel Per Share Cash Consideration and the Contingent Value Right), as the case may be, shall be equitably adjusted to reflect such change so that the conversion of capital stock contemplated in the Mergers shall continue to provide the same economic effect as before such change; provided, however, that nothing in this Section 2.1(f) shall be construed to permit Vowel or Consonant to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(g) Vowel Dissenters’ Rights.  Notwithstanding any provision of this Agreement to the contrary, if required by the DGCL (but only to the extent required thereby), Vowel Shares that are issued and outstanding immediately prior to the Effective Time (other than Cancelled Vowel Shares) and that are held by holders of such Vowel Shares who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 of the DGCL (the “Vowel Dissenting Shares”) will not be converted into the right to receive the Vowel Consideration, and holders of such Vowel Dissenting Shares will be entitled to receive payment of the fair value of such Vowel Dissenting Shares in accordance with the provisions of Section 262 of the DGCL unless and until any such holder fails to perfect, or effectively withdraws or loses its rights to, appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such Vowel Dissenting Shares will thereupon be treated as if they had been converted into and have become exchangeable for, at the Effective Time, the right to receive the Vowel Per Share Stock Consideration, plus the Vowel Per Share Pre-Closing Tax Refund Consideration and the Contingent Value Right in accordance with the applicable provisions of this Agreement. At the Effective Time, any holder of Vowel Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence. Vowel shall give Consonant, before or at the Effective Time, or Holdco, following the Effective Time, (i) prompt notice of any demands received by Vowel for appraisals of Vowel Shares, any withdrawal of any such demand and any other demand, notice or instrument delivered to Vowel prior to the Effective Time that relate to such demand and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to such notices and demands. Vowel shall not, except with the prior written consent of Consonant, before or at the Effective Time, or Holdco, following the Effective Time (which consent shall not be unreasonably withheld, conditioned or delayed), make any payment with respect to any demands for appraisal or settle any such demands.

Section 2.2.  Effect on Consonant Capital Stock.  At the Effective Time, by virtue of the Consonant Merger and without any action on the part of the Parties or the holders of any securities of any of the Parties:

(a) Conversion of Consonant Common Stock.  Each share of Consonant Common Stock outstanding immediately prior to the Effective Time (such shares, the “Consonant Shares,” and each, a “Consonant Share”), other than Cancelled Consonant Shares, shall be converted automatically into and shall thereafter represent the right to receive, (i) that number of fully paid and non-assessable shares of Holdco Common Stock equal to the Consonant Exchange Ratio (the “Consonant Stock Consideration”) and (ii) the right to subscribe from time to time for additional fully paid and non-assessable shares of Holdco Common Stock pursuant to the Holdco Warrant, in the form of Exhibit F annexed hereto and made a part hereof (each, a “Holdco Warrant”). The Consonant Stock Consideration, together with the Holdco Warrant, are collectively referred to herein as the “Consonant Consideration” and, together with the Vowel Consideration, the “Merger Consideration”. The holder of record of Consonant Common Stock outstanding immediately prior to the Effective Time shall receive a Holdco Warrant, which shall provide that it is exercisable for a number of fully paid and non-assessable shares of Holdco Common Stock equal to the Consonant Specified Asset Recoupment Amount. The Holdco Warrant shall be subject to customary registration rights in favor of the holder thereof and its permitted successors and assigns. Notwithstanding the foregoing or anything to the contrary contained herein or in any Transaction Documents: (x) immediately prior to the Effective Time and after giving effect to the Holdings III Merger Transactions, a total of 24,209,264 Consonant Shares shall be issued and outstanding and no other equity or debt securities of Consonant shall be outstanding; (y) 20,454,312 shares of Holdco Common Stock in the aggregate shall be issued pursuant to this Section 2.2 upon conversion of the Consonant Shares in the Consonant Merger; and (z) after giving effect to the Consonant Merger and the issuance of the Additional Shares, VSS-Consonant Holdings III shall hold 24,300,466 shares of Holdco Common Stock; provided, however, that to the extent the number of shares of Vowel Common Stock outstanding immediately prior the Effective Time is greater or less than 29,874,145, the number of shares of Holdco Common Stock issued pursuant to clauses (y) and (without duplication) (z) above shall be increased or decreased, respectively, so that the Consonant Shares shall convert into the same percentage of shares of Holdco Common Stock immediately after the Effective Time as would have been the case had the number of shares of Vowel Common Stock immediately prior to the Effective Time been 29,874,145.

(b) Cancellation of Converted Shares.  All Consonant Shares that have been converted into the right to receive Consonant Consideration as provided in this Section 2.2 shall be automatically cancelled and shall cease to exist, and the holders of certificates that immediately prior to the Effective Time represented such Consonant Shares shall cease to have any rights with respect to such Consonant Shares other than the right to receive: (i) the consideration to which such holder may be entitled pursuant to this Section 2.2; (ii) any dividends and other distributions in accordance with Section 2.3(e); and (iii) any cash to be paid in lieu of any fractional share of Holdco Common Stock in accordance with Section 2.3(f).

(c) Consonant and Holdco-Owned Shares.  Each Consonant Share that is owned by Consonant, as treasury stock, any wholly owned Subsidiary of Consonant or that is owned by Holdco immediately prior to the Effective Time (in each case, other than any such Consonant Shares held on behalf of third parties or held in trust to fund Consonant obligations) (the “Cancelled Consonant Shares”) shall be cancelled without any conversion thereof and shall cease to exist, and no consideration shall be delivered in exchange for such cancellation.

(d) Conversion of Consonant Merger Sub Common Stock.  Each share of common stock, par value $0.001 per share, of Consonant Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Consonant Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Consonant Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Consonant Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Consonant Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

Section 2.3.  Exchange of Certificates.

(a) Exchange Agent.  At or prior to the Effective Time, (x) Holdco shall deposit, or shall cause to be deposited, with Wells Fargo, N.A. (or such other exchange agent as Holdco shall select, pursuant to an agreement with such other exchange agent in form and substance reasonably acceptable to Holdco) (the “Exchange Agent”), in trust for the benefit of holders of the Vowel Shares and Consonant Shares (as applicable), certificates representing a number of shares of Holdco Common Stock and Contingent Value Rights sufficient to satisfy the requirements of this Agreement, and the sum of $25,000,000 in immediately available funds, (y) Vowel shall deposit, or shall cause to be deposited, with the Exchange Agent, the sum in immediately available funds equal to the Available Vowel Cash for Cash Election (less an amount equal to the Vowel Expense Reimbursement Amount) and the Available Vowel Cash for Tax Refund Consideration, and (z) Vowel and/or Holdco, in each case to the extent provided in
Section 7.3(a), shall deposit with the Exchange Agent (or cause to be deposited with the Exchange Agent), a sum equal to the Vowel Expense Reimbursement Amount in immediately available funds (all such cash, certificates representing shares of Holdco Common Stock and Contingent Value Rights, the “Exchange Fund”), in each case, to be issued and paid pursuant to the provisions of this Article II in exchange, as the case may be, for (A) all of the Vowel Shares (excluding the Cancelled Vowel Shares and Vowel Dissenting Shares) outstanding immediately prior to the Effective Time, issuable and payable upon due surrender of the certificates that immediately prior to the Effective Time represented Vowel Shares (each, ‘‘Vowel Certificate” and collectively, the “Vowel Certificates”) or non-certificated Vowel Shares represented by book-entry (the “Vowel Book-Entry Shares”); and (B) all of the Consonant Shares (excluding the Cancelled Consonant Shares) outstanding immediately prior to the Effective Time, issuable and payable upon due surrender of the certificates that immediately prior to the Effective Time represented Consonant Shares (each, a “Consonant Certificate” and collectively, the “Consonant Certificates”, and together with the Vowel Certificates, a “Certificates” or, collectively, the “Certificates”) (or, in either case, effective affidavits of loss in lieu thereof and, if required by the Exchange Agent, the posting by the holder of such Certificate of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate).

(b) Each holder of Vowel Shares that have been converted into the right to receive the Vowel Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of its Vowel Certificates, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of Vowel Book-Entry Shares, (A) a certificate for Holdco Shares, a check or wire transfer, and a CVR, in each case, in the amount and to the extent to which such holder may be entitled pursuant to this Article II, (B) any dividends and other distributions in accordance with Section 2.3(e), and (C) any cash to be paid in lieu of any fractional share of Holdco Common Stock in accordance with Section 2.3(f). The shares of Holdco Common Stock constituting part of such Vowel Consideration, at Holdco’s option, shall be in uncertificated book-entry form, unless a physical certificate is requested by a given holder of shares of Vowel Common Stock or is otherwise required under applicable Law, in which case, a physical certificate shall be delivered to such holder. The CVR constituting part of such Vowel Consideration shall be given in uncertificated book-entry form. Until so surrendered or transferred, as the case may be, each such Vowel Certificate or Vowel Book-Entry Share shall represent after the Effective Time for all purposes only the right to receive the Vowel Consideration (including, in the case of Vowel Per Share Stock Consideration, any dividends or distributions in accordance with Section 2.3(e) and any cash in lieu of fractional shares in accordance with Section 2.3(f)).

(c) Each holder of shares of Consonant Common Stock that have been converted into the right to receive the Consonant Consideration shall be entitled to receive, upon surrender to the Exchange Agent of its Consonant Certificates (A) a certificate for the number of Holdco Shares in the amount and to the extent which such holder may be entitled pursuant to Article II; (B) a Holdco Warrant to subscribe for the number of Holdco Shares to which such holder may be entitled to purchase pursuant to Article II; (C) any dividends and other distributions in accordance with Section 2.3(e); and (D) any cash to be paid in lieu of any fractional share of Holdco Common Stock in accordance with Section 2.3(f). The shares of Holdco Common Stock constituting part of such Consonant Consideration, at Holdco’s option, shall be in uncertificated book-entry form, unless a physical certificate is requested by a given holder of shares of Consonant Common Stock or is otherwise required under applicable Law, in which case a physical certificate shall be delivered to such holder. Until so surrendered or transferred, as the case may be, each such Consonant Certificate shall represent after the Effective Time for all purposes only the right to receive such Consonant Consideration (including any dividends or distributions in accordance with Section 2.3(e) and any cash in lieu of fractional shares in accordance with Section 2.3(f)).

(d) If any portion of the Merger Consideration is to be issued or paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Vowel Book-Entry Share, as the case may be, is registered, it shall be a condition to such issuance or payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Vowel Book-Entry Share, as the case may be, shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Vowel Book-Entry Share, or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e) No dividends or other distributions with respect to shares of Holdco Common Stock issued pursuant to the Mergers shall be paid to the holder of any unsurrendered Certificates or Vowel Book-Entry Shares until such Certificates or Vowel Book-Entry Shares are surrendered as provided in this Section 2.3. Following such surrender, subject to the effect of escheat, Tax or other applicable Law, there shall be paid, without interest, to the record holder of the shares of Holdco Common Stock issued in exchange therefor (i) at the time of such surrender, an amount equal to all dividends and other distributions payable in respect of such shares of Holdco Common Stock with a record date on or after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, an amount equal to the dividends or other distributions payable with respect to such shares of Holdco Common Stock with a record date after the Effective Time but with a payment date subsequent to such surrender.

(f) No Fractional Shares.  No fractional shares of Holdco Common Stock or certificates for scrip representing such fractional shares, shall be issued in the Mergers. All fractional shares of Holdco Common Stock that a holder of Vowel Shares or Consonant Shares would otherwise be entitled to receive as a result of the applicable Merger shall be aggregated and if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash without interest thereon determined by multiplying such fraction by the closing sales price (or, if the closing sale price is not then available, the average of the high bid and the low ask price) of one share of Vowel Common Stock on the Over-the-Counter Bulletin Board market (or such other market on which such Vowel Shares are then trading) two Business Days prior to the Closing Date. Such fractional share interests shall not entitle the owner thereof to any rights of a holder of Holdco Common Stock.

(g) Payment Procedures.

A. As soon as reasonably practicable after the Effective Time and in any event not later than the second Business Day following the Closing Date, the Exchange Agent shall mail to each holder of record of Vowel Shares whose Vowel Shares were converted into the Vowel Consideration pursuant to Section 2.1, (A) a letter of transmittal (which shall, among other things, specify that delivery shall be effected, and risk of loss and title to Vowel Certificates shall pass, only upon delivery of Vowel Certificates (or effective affidavits of loss in lieu thereof and, if required by the Exchange Agent, the posting by the holder of such Vowel Certificate of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Vowel Certificate) or Vowel Book-Entry Shares to the Exchange Agent and shall be in such form and have such other provisions as Holdco may reasonably prescribe), and (B) instructions for use in effecting the surrender of Vowel Certificates (or effective affidavits of loss in lieu thereof and, if required by the Exchange Agent, the posting by the holder of such Vowel Certificate of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Vowel Certificate) or Vowel Book-Entry Shares in exchange for the Vowel Consideration.

B. Upon surrender of Vowel Certificates (or effective affidavits of loss in lieu thereof and, if required by the Exchange Agent, the posting by the holder of such Vowel Certificate of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Vowel Certificate) or Vowel Book-Entry Shares to the Exchange Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Exchange Agent, the holder of such Vowel Certificates or Vowel Book-Entry Shares shall be entitled to receive in exchange therefor, a certificate for Holdco Shares and/or a check or wire transfer and a CVR to the extent and in the amount to which such holder may be entitled pursuant to this Article II. No interest will be paid or accrued on any amount payable upon due surrender of Vowel Certificates (or effective affidavits of loss in lieu thereof and, if required by the Exchange Agent, the posting by the holder of such Vowel Certificate of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Vowel Certificate) or Vowel Book-Entry Shares.

C. As soon as reasonably practicable after the Effective Time and in any event not later than the second Business Day following the Closing Date, Holdco shall instruct the Exchange Agent to deliver to each holder of record of Consonant Shares whose Consonant Shares were converted into the Consonant Consideration pursuant to Section 2.2, upon receipt of such holder’s Consonant Certificates evidencing such Consonant Shares (or effective affidavits of loss in lieu thereof and, if required by the Exchange Agent, the posting by the holder of such Consonant Certificate of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Consonant Certificate), (A) a certificate for Holdco Shares and/or a check or wire transfer, to the extent and in the amount to which such holder may be entitled pursuant to this Article II, and (B) a Holdco Warrant to subscribe for the number of Holdco Shares to the extent to which such holder may be entitled to purchase pursuant to Article II. No interest will be paid or accrued on any amount payable upon due surrender of such Consonant Certificates (or effective affidavits of loss in lieu thereof and, if required by the Exchange Agent, the posting by the holder of such Consonant Certificate of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Consonant Certificate).

(h) Closing of Transfer Books.  At the Effective Time, the stock transfer books of Consonant and Vowel shall be closed, and there shall be no further registration of transfers of the Consonant Shares or Vowel Shares, respectively, that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Vowel Book-Entry Shares are presented to the Consonant Surviving Corporation, the Vowel Surviving Corporation, or Holdco for transfer, they shall be cancelled and exchanged for (i) the applicable Merger Consideration, (ii) any dividends and other distributions in accordance with Section 2.3(e); and (iii) any cash to be paid in lieu of any fractional share of Holdco Common Stock in accordance with Section 2.3(f).

(i) Termination of Exchange Fund.  Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Vowel Shares or Consonant Shares on: (x) except as provided in clause (y) below, the first anniversary of the Effective Time shall at any time thereafter be delivered to Holdco upon demand, and any former holders of Vowel Shares or Consonant Shares who have not then surrendered their Certificates or Vowel Book-Entry Shares, as the case may be, in accordance with this Section 2.3 shall thereafter look only to Holdco for payment of their claim for the Merger Consideration, without any interest thereon, upon due surrender of their Certificates or Vowel Book-Entry Shares, as the case may be; and (y) the second anniversary of the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by applicable Law, the property of Holdco, free and clear of any Liens of any Person previously entitled thereto.

(j) No Liability.  Notwithstanding anything herein to the contrary, none of Consonant, Vowel, Holdco, the Merger Subs, the Consonant Surviving Corporation, the Vowel Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of Consonant Shares or Vowel Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(k) Investment of Exchange Fund.  The Exchange Agent shall invest all cash included in the Exchange Fund as reasonably directed by Holdco; provided, however, that any investment of such cash shall be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government; and provided, further, that if at any time prior to the termination of the Exchange Fund pursuant to Section 2.3(i), the value of the cash in the Exchange Fund is reduced below the amount necessary to pay the cash component of any unpaid Merger Consideration, amounts in lieu of fractional shares pursuant to Section 2.3(f), and dividends and distributions payable pursuant to Section 2.3(e), Holdco shall immediately deposit additional funds into the Exchange Fund sufficient to correct this deficiency. Any interest and other income resulting from such investments shall be paid to Holdco.

(l) Lost Certificates.  In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate a certificate for Holdco Shares and/or a check or wire transfer in the amount to which such holder may be entitled pursuant to this Article II in respect of such lost, stolen or destroyed Certificate.

Section 2.4.  Treatment of Consonant Management Incentive Plan.  In connection with the Holdings III Merger Transactions, VSS-Consonant Management LLC shall cease to be a member of VSS-Consonant Holdings and shall become a member of VSS-Consonant Holdings III. Holdco, Consonant and their respective Subsidiaries shall cause the conversion at or prior to the Effective Time of all interests of VSS-Consonant Management LLC in VSS-Consonant Holdings, into interests in VSS-Consonant Holdings III so that following the consummation of the Holdings III Merger Transactions: (x) VSS-Consonant Management LLC and its equity holders shall not be entitled to any allocations or distributions from or with respect to VSS-Consonant Holdings and (y) no Person shall have an economic interest in VSS-Consonant Holdings other than Consonant. The only consideration to be issued to VSS Consonant Management LLC in connection with the conversion and other transactions described in this Section 2.4 shall be interests of VSS-Consonant Holdings III.

Section 2.5.  Treatment of Vowel Stock Options and Other Stock-Based Awards.  Vowel and its Subsidiaries will use commercially reasonable efforts to cause the termination, prior to the Effective Time, of all outstanding Vowel Stock Options and Vowel SARs provided that the aggregate payments made by Vowel and its Subsidiaries in connection with such termination shall not exceed $25,000. To the extent any such Vowel Stock Options or Vowel SARs remain outstanding as of the Closing Date, the following shall apply:

(a) Each option to purchase Vowel Shares (collectively, the “Vowel Stock Options”) granted under the employee and director equity compensation plans of Vowel (the “Vowel Stock Plans”) or otherwise which has not been terminated as of the Effective Time, shall be converted, at the Effective Time, into an option to acquire, on the same terms and conditions (including applicable vesting provisions) as were applicable under the Vowel Stock Option, that number of Holdco Shares equal to the number of Vowel Shares subject to such Vowel Stock Option immediately prior to the Effective Time, at a price per share equal to the per share exercise or purchase price specified in such Vowel Stock Option immediately prior to the Effective Time and such converted option shall be assumed by Holdco.

(b) Each stock appreciation right relating to Vowel Shares (collectively, the “Vowel SARs”) granted under the Vowel Stock Plans or otherwise which has not been terminated as of the Effective Time shall be converted, as of the Effective Time, into a stock appreciation right relating to, on the same terms and conditions (including applicable vesting provisions) as were applicable under the Vowel SARs, that number of Holdco Shares equal to the number of Vowel Shares subject to such Vowel SAR immediately prior to the Effective Time, at an exercise price equal to the per share exercise price specified in such Vowel SAR immediately prior to the Effective Time and such converted stock appreciation right shall be assumed by Holdco.

(c) Prior to the Effective Time, Holdco and Vowel shall take all necessary action to assume as of the Effective Time all of the obligations undertaken by, or on behalf of, Holdco under this Section 2.5 and to adopt at the Effective Time the Vowel Stock Plans and each Vowel Stock Option and Vowel SAR, and to take all other actions called for by this Section 2.5, including the reservation, issuance and listing of a number of shares of Holdco Common Stock at least equal to the number of shares of Holdco Common Stock that will be subject to the Vowel Stock Options or any Vowel SAR. No later than twenty (20) Business Days after the Effective Time, Holdco shall file a registration statement on Form S-8 (or any successor or, including if Form S-8 is not available, other appropriate forms) with respect to the shares of Holdco Common Stock subject to such Vowel Stock Options and Vowel SARs and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options or stock appreciation rights remain outstanding.

(d) As soon as reasonably practicable following the Effective Time, Holdco shall deliver to the holders of Vowel Stock Options and Vowel SARs appropriate notices setting forth such holders’ rights pursuant to the respective Vowel Stock Plans and agreements evidencing the grants of, or rights in, such Vowel Stock Options and Vowel SARs, and stating that such Vowel Stock Options and Vowel SARs and agreements that have not been terminated as of the Effective Time have been assumed by Holdco and shall continue in effect on the same terms and conditions (after giving effect to any changes thereto as set forth in this Section 2.5).

(e) Prior to the Effective Time, Vowel shall provide to Holdco and Consonant an updated schedule that identifies as of the Effective Time with respect to each Vowel Stock Option and Vowel SAR which will not be terminated on or prior to the Effective Time, (i) the name of the holder, (ii) the number of shares subject to such award, (iii) the Vowel Stock Plan under which the award was issued, (iv) the exercise price of each Vowel Stock Option, (v) the number of shares vested, (vi) the vesting schedule, (vii) the grant date, and (viii) the expiration date.

Section 2.6.  Withholding Rights.  The Exchange Agent, Consonant, Holdco and Vowel shall be entitled to deduct and withhold from the Merger Consideration otherwise payable under this Agreement to any holder of Consonant Shares, Vowel Shares or Vowel Stock Options, such amounts as are required to be withheld or deducted under the Code, or any provision of state, local or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Authority, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to such holder, in respect of which such deduction and withholding were made.

Section 2.7.  Additional Issuance of Holdco Common Stock.  Immediately prior to the Effective Time, Holdco shall issue 3,846,154 shares of Holdco Common Stock (the “Additional Shares”) to VSS-Consonant Holdings III for an aggregate purchase price of $25,000,000 to be paid to Holdco in immediately available funds concurrent with such issuance. The aggregate number of Additional Shares issued pursuant to this Section 2.7 (but not the cash purchase price for such shares) shall be equitably adjusted prior to such issuance if at any time during the period between the date of this Agreement and the earlier of the Effective Time and the Termination Date any change in the outstanding shares of capital stock of Vowel, or in the securities convertible or exchangeable into or exercisable for shares of capital stock of Vowel, shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution or exercise prior to the Effective Time of options, warrants or other convertible securities so that the issuance of such shares shall continue to provide the same economic effect as before such change. On the Closing Date, immediately following the Effective Time, the only issued and outstanding securities of Holdco shall be (x) the Holdco Common Stock issued pursuant to Section 2.1, Section 2.2 and as described in this Section 2.7, (y) the Holdco Warrant issued pursuant to Section 2.2(a) and (z) the Holdco Note (if any).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF VOWEL

Except as set forth in the disclosure schedule delivered by the Vowel to Consonant concurrently with the execution of this Agreement (the “Vowel Disclosure Schedule”), Vowel hereby represents and warrants as of the date hereof to Consonant, Holdco and the Merger Subsidiaries as follows (the disclosures in any section or subsection of the Vowel Disclosure Schedule shall qualify the corresponding section or subsection of this Article III provided, however, that any matter set forth in any section of the Vowel Disclosure Schedule shall be deemed to be referred to and incorporated in all other sections of the Vowel Disclosure Schedule to which such matter’s application or relevance is readily apparent on its face):

Section 3.1.  Corporate Organization.  Vowel is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority to operate and lease its properties and to carry on its business as now being conducted. Vowel is qualified to do business in the jurisdictions set forth in Section 3.1 of the Vowel Disclosure Schedules and is in good standing in each jurisdiction where the character of the property leased by it or the nature of its activities makes such qualification necessary, other than in such jurisdictions where a failure to be so qualified, individually or in the aggregate, would not reasonably be expect to result in a Vowel Material Adverse Effect. Vowel has delivered or made available to Consonant and Holdco a copy of its certificate of incorporation and by-laws as of the date of this Agreement and each such copy is true, correct and complete and such instrument is in full force and effect.

Section 3.2.  Subsidiaries.  Set forth on Section 3.2 of the Vowel Disclosure Schedule is a list of all Subsidiaries of Vowel and any other Person in which Vowel or any of its Subsidiaries owns, directly or indirectly, capital stock or ownership interests. Each Subsidiary of Vowel is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation (as set forth on Section 3.2 of the Vowel Disclosure Schedule), and has all requisite corporate power and authority to operate and lease its properties and to carry on its business as now being conducted. Each Subsidiary of Vowel is qualified to do business in the jurisdictions listed in Section 3.2 of the Vowel Disclosure Schedule and is in good standing in each jurisdiction where the character of the property leased by it or the nature of its activities makes such qualification necessary, other than in such jurisdictions where a failure to be so qualified, individually or in the aggregate, would not reasonably be expect to result in a Vowel Material Adverse Effect. All the outstanding shares of capital stock of each Subsidiary of Vowel are owned by Vowel and have been duly authorized and validly issued, are fully paid and non-assessable and are not subject or issued in violation of any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any other Contract to which Vowel or any Subsidiary of Vowel is bound. No shares of capital stock of any Subsidiary of Vowel are reserved for issuance, and there are no rights, subscriptions, warrants, options, calls, conversion rights, commitments, agreements or understandings of any kind authorized or outstanding that were granted by Vowel or any Subsidiary thereof to purchase or otherwise to acquire any shares of capital stock or ownership, profit or capital interests in any Subsidiary of Vowel or securities or obligations of any kind of any Subsidiary of Vowel convertible into or exchangeable for any shares of capital stock or ownership, profit or capital interests of any Subsidiary of Vowel.

Section 3.3.  Capitalization.

(a) The authorized capital stock of Vowel consists solely of 50,000,000 shares of Vowel Common Stock. As of June 9, 2009, there were (i) 30,550,433 shares of Vowel Common Stock issued, (ii) 29,874,145 shares of Vowel Common Stock outstanding, (iii) 676,288 shares of Vowel Common Stock held as treasury shares, (iv) Vowel Stock Options to purchase an aggregate of 143,531 shares of Vowel Common Stock issued and outstanding, and (v) 300,000 Vowel SARs issued and outstanding; all such Vowel Stock Options and Vowel SARs are set forth in Section 3.3(a) of the Vowel Disclosure Schedule. All outstanding shares of Vowel Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, or any Contract to which Vowel is a party or otherwise bound.

(b) Except as set forth in Section 3.3(a), as of the date hereof, Vowel does not have any shares of capital stock issued and outstanding other than shares of Vowel Common Stock that have become outstanding after June 9, 2009, that were reserved for issuance as of June 9, 2009 as set forth in Section 3.3(a). There are no bonds, debentures, notes or other indebtedness of Vowel having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Vowel Shares may vote (“Voting Vowel Debt”). There are no options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance Vowel Shares, commitments, Contracts, arrangements or undertakings of any kind to which Vowel is a party or by which Vowel is bound (i) obligating Vowel to issue, deliver or sell, or cause to be issued, delivered or sold, additional Vowel Shares or other equity interests in, or any security convertible or exercisable for or exchangeable into any Vowel Shares or other equity interest in, Vowel or any Voting Vowel Debt or (ii) obligating Vowel to issue, grant or enter into any such option, warrant, right, security, commitment, Contract, arrangement or undertaking. There are no outstanding contractual obligations of Vowel to repurchase, redeem or otherwise acquire any Vowel Shares or other equity interests of Vowel. None of Vowel nor any of its Subsidiaries is a party to any, and, to Vowel’s Knowledge, no other Person is a party to any, stockholders agreements, voting trusts, Contracts or other commitments, arrangements or undertakings relating to the voting or disposition of any Vowel Shares or the capital stock of any of Vowel’s Subsidiaries or granting any Person or group of Persons the right to elect or to designate or nominate for election a director to the Vowel Board.

Section 3.4.  Authority.

(a) Vowel and each of its Subsidiaries has requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is a party and, subject to receipt of Vowel Stockholder Approval, to consummate the transactions contemplated hereby and thereby. The Vowel Board at a duly held meeting has (i) determined that it is in the best interests of Vowel and its stockholders, and declared it advisable, to enter into this Agreement and the other Transaction Documents to which Vowel or any of its Subsidiaries is a party, (ii) approved the execution, delivery and performance of this Agreement, the other Transactions Documents to which Vowel or any of its Subsidiaries is a party and the consummation of the transactions contemplated hereby and thereby, including the Vowel Merger, and (iii) resolved to recommend that the stockholders of Vowel approve the adoption of this Agreement (the “Vowel Recommendation”) and directed that such matter be submitted for consideration of the stockholders of Vowel at the Vowel Meeting. Except for the Vowel Stockholder Approval and the filing of the Vowel Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of Vowel are necessary to authorize the consummation of the transactions contemplated hereby. This Agreement and the other Transaction Documents to which Vowel or any of its Subsidiaries is a party which are dated of even date herewith have been duly and validly executed and delivered by Vowel or its Subsidiary, as applicable, as of the date hereof and, to the extent such Transactions Documents are delivered on the Closing Date, will have been duly and validly executed and delivered by Vowel or its Subsidiary, as applicable on the Closing Date, and, assuming this Agreement constitutes the valid and binding agreement of Consonant, Holdco and the Merger Subs, constitutes the valid and binding agreement of Vowel or its Subsidiary, as applicable, enforceable against Vowel or its Subsidiary, in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b) The execution, delivery and performance by Vowel or any of its Subsidiaries of this Agreement, the other Transaction Documents to which Vowel or any of its Subsidiaries is a party and the consummation of the Reorganization by Vowel do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Authority, other than (i) the filing of the Vowel Certificate of Merger, (ii) compliance with the applicable requirements of the HSR Act, (iii) compliance with the applicable requirements of the Securities Act and the Exchange Act, including the filing of the Proxy Statement/Prospectus, (iv) compliance with any applicable foreign or state securities or blue sky laws, and (v) the other consents and/or notices set forth on Section 3.4(b) of the Vowel Disclosure Schedule (collectively, clauses (i) through (v), the “Vowel Specified Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not (A) individually or in the aggregate, reasonably be expected to result in a Vowel Material Adverse Effect or (B) prevent or materially delay the consummation of the Mergers.

(c) Notwithstanding the foregoing or anything to the contrary herein, none of the representations in this Section 3.4 or any other representation in this Article III shall be deemed to apply to the VEL Drop-Down Documents or the VEL Drop-Down Transactions, such transactions being undertaken solely for the benefit, and at the instruction, of Holdco.

Section 3.5.  No Conflicts.  Assuming receipt of or compliance with the Vowel Specified Approvals and the receipt of the Vowel Stockholder Approval, the execution, delivery and performance by Vowel or its Subsidiaries of this Agreement and the other Transaction Documents to which Vowel or any of its Subsidiaries is a party and the consummation by Vowel of the Mergers and the other transactions contemplated hereby and thereby do not and will not (i) contravene or conflict with the organizational or governing documents of Vowel or any of its Subsidiaries, (ii) contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to Vowel or any of its Subsidiaries or any of their respective properties or assets, or (iii) result in any breach or violation of, or constitute a default (with or without notice or lapse of time, or both) or an event of default under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, any loan, guarantee of indebtedness, credit agreement or Contract binding upon Vowel or any of its Subsidiaries or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Vowel or any of its Subsidiaries, except in the case of clauses (ii) and (iii), for such matters as would not, individually or in the aggregate, reasonably be expected to result in a Vowel Material Adverse Effect. Notwithstanding the foregoing or anything to the contrary herein, none of the representations in this Section 3.5 or any other representation in this Article III shall be deemed to apply to the VEL Drop-Down Documents or the VEL Drop-Down Transactions, such transactions being undertaken solely for the benefit, and at the instruction, of Holdco.

Section 3.6.  SEC Reports; Financial Statements.

(a) Vowel has filed all required reports, schedules, forms, statements and other documents with the SEC since December 31, 2005 (such documents, together with any documents filed during such period by Vowel with the SEC on a voluntary basis on Current Reports on Form 8-K, the “Vowel SEC Reports”). As of their respective filing dates, the Vowel SEC Reports complied as to form in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, ‘‘SOX”) applicable to such Vowel SEC Reports, and none of the Vowel SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Vowel has made available to Consonant true, correct and complete copies of all material correspondence received from the SEC, on the one hand, and responded to by Vowel, on the other, since December 31, 2006, including without limitation all material SEC comment letters and material responses to such comment letters by or on behalf of Vowel. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Vowel SEC

Reports. To the Knowledge of Vowel, as of the date hereof, none of the Vowel SEC Reports is the subject of ongoing SEC review or outstanding SEC comment.

(b) The financial statements (including the related notes and schedules) of Vowel included in, or incorporated by reference into, the Vowel SEC Reports (the “Vowel SEC Financial Statements”) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited quarterly statements, as indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and present fairly, in all material respects, the consolidated financial position of Vowel as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to year-end audit adjustments and the absence of footnotes). Section 3.6(b) of the Vowel Disclosure Schedule sets forth a true and complete copy of the audited balance sheet of Vowel as of December 31, 2008, and the related audited consolidated statements of income (loss), changes in stockholders’ equity and cash flows for Vowel, for the fiscal year then ended (the “Vowel 2008 Financial Statements”, and together with the Vowel SEC Financial Statements, the “Vowel Financial Statements”). Vowel has no current intention to correct or restate, and to the Knowledge of Vowel, there is not any basis to correct or restate any of the Vowel SEC Financial Statements. Vowel’s auditors have not delivered any written reports to the Vowel audit committee expressing any disagreement as to material accounting matters or policies during any of Vowel’s past three full fiscal years or during the current fiscal year-to-date. Vowel is not a party to, nor has any commitment to become a party to, any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC).

(c) Each of the principal executive officer of Vowel and the principal financial officer of Vowel has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Vowel SEC Reports, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX. Vowel has no outstanding, and has not arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(d) Vowel has established and maintains a system of internal controls over financial reporting (as such term is defined by paragraph (f) of Rules 13a-15 of the Exchange Act) as required by Rule 13a-15 of the Exchange Act. Vowel’s management has completed an assessment of the effectiveness of Vowel’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2008, and such assessment concluded that such controls were effective. The assessment of the effectiveness of Vowel’s internal controls over financial reporting has been attested to by Whitley Penn LLP, an independent registered public accounting firm, as stated in their report which is included in the Vowel SEC Reports.

(e) Vowel’s “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Vowel in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Vowel’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Vowel required under the Exchange Act with respect to such reports. Vowel has disclosed, based on its most recent evaluation of internal control over financial reporting, to Vowel’s outside auditors and the audit committee of the Vowel Board (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) which are known to Vowel and (B) any fraud, whether or not material, known to Vowel that involves management or other employees who have a role in the preparation of financial statements or Vowel’s internal control over financial reporting.

Section 3.7.  Conduct of Business.  Between the Balance Sheet Date and the date of this Agreement, Vowel and each Subsidiary of Vowel has, in all material respects, operated in the ordinary course of business consistent with past practice, other than with respect to the transactions expressly contemplated by this Agreement or the other Transaction Documents.

Section 3.8.  Undisclosed Liabilities; No Material Events.  None of Vowel nor its Subsidiaries has any Liability that is required to be reflected on a consolidated balance sheet of Vowel prepared in accordance with GAAP, except for Liabilities (a) disclosed in Section 3.8 of the Vowel Disclosure Schedule, (b) expressly contemplated by this Agreement or any other Transaction Document, (c) as expressly disclosed in any Vowel SEC Report, (d) reflected or reserved against in the Vowel Financial Statements or (e) incurred in the ordinary course of business since the Balance Sheet Date and is not material to Vowel and its Subsidiaries, taken as a whole. Since the Balance Sheet Date, there has not been any change, event or occurrence that has had or would reasonably be expected to have a Vowel Material Adverse Effect.

Section 3.9.  Taxes.  Vowel and each of its Subsidiaries have (i) prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects and (ii) paid all Taxes shown as due and owing. Neither Vowel nor any of its Subsidiaries has any liability for Taxes of any Person (other than Vowel or such Subsidiaries) pursuant to any Tax allocation or sharing agreement, under Treasury Regulations Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, or otherwise. As of the date of this Agreement, there are not pending or, to the Knowledge of Vowel, threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes of Vowel or any of its Subsidiaries and neither Vowel nor any of its Subsidiaries has given any currently effective waiver of any statute of limitations in respect of Taxes. Neither Vowel nor any of its Subsidiaries has (i) been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code or (ii) been a party to any “reportable transaction,” as defined in Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

Section 3.10.  Intellectual Property.

(a) Section 3.10(a) of the Vowel Disclosure Schedule lists all registrations, and all applications for registration, of Vowel Intellectual Property, including the record owner thereof and the Governmental Authorities by which each item of Vowel Intellectual Property has been registered or in which any such application has been filed. Each registration of Vowel Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees currently due in connection therewith have been paid, and all necessary documents and certificates in connection therewith have been filed with the relevant Governmental Authority (including, but not limited to, the United States Patent and Trademark Office or equivalent authority anywhere in the world) for the purposes of maintaining such registration. Neither Vowel nor any of its Subsidiaries has misrepresented any facts or circumstances, or failed to disclose any facts or circumstances known to it, in connection with any such registration, or in connection with the application for registration of any other Intellectual Property, that would constitute fraud with respect to such registration or application.

(b) Section 3.10(b) of the Vowel Disclosure Schedule lists any material proceedings or actions before any Governmental Authority related to any registration of any Vowel Intellectual Property.

(c) Vowel and its Subsidiaries have taken commercially reasonable steps to maintain their rights in the Vowel Intellectual Property and in all registrations and applications for registration of the Vowel Intellectual Property.

(d) Vowel or one or more of its Subsidiaries owns all Vowel Intellectual Property free and clear of any Liens, excluding any non-exclusive license rights granted to customers in the ordinary course of business. All Vowel Intellectual Property is the work product of Employees of Vowel or its Subsidiaries and belongs to Vowel or its Subsidiaries as a matter of law, or has been acquired by valid and enforceable written assignment. No third party has any rights to any material Vowel Intellectual Property other than non-exclusive license rights granted to customers in the ordinary course of business. Without limitation of the foregoing, each Employee of Vowel and its Subsidiaries who in the normal course of his or her duties is or was involved in the creation of Vowel Intellectual Property has entered into one or more Contracts with Vowel or one of its Subsidiaries, and/or otherwise has a legal duty to Vowel or one of its Subsidiaries, sufficient to vest title in Vowel or such Subsidiary of all Intellectual Property created by such Employee in the scope of his or her employment or consultancy, as the case may be, with Vowel or such Subsidiary. It is not and will not be necessary for Vowel to utilize any Intellectual Property of any of its or any of its Subsidiaries’ Employees (or persons it or they currently intend to hire) created prior to their employment by Vowel or any Subsidiary, or, if necessary, such Employees have entered into valid and enforceable written assignments conveying all rights in such Intellectual Property to Vowel or its Subsidiaries.

(e) All Vowel Intellectual Property is fully transferable, alienable, and licensable to any Person whatsoever by Vowel and its Subsidiaries without restriction and without payment of any kind to any third party, subject, however, to any non-exclusive license rights granted to customers in the ordinary course of business.

(f) Vowel or one or more of its Subsidiaries has acquired and currently holds written or electronic licenses permitting Vowel and its Subsidiaries to use and incorporate each and every item of Vowel Third Party Intellectual Property that is necessary to, or used by Vowel or any of its Subsidiaries in the operation of, the business of Vowel and its Subsidiaries as each is currently conducted and has been conducted within the six (6) years prior to the date of this Agreement, including all products and services currently distributed, licensed or provided to customers by Vowel or any of its Subsidiaries or proposed to be distributed, licensed or provided to customers within the next twelve months. Except with respect to non-exclusive licenses for generally available commercial off-the-shelf software programs, each such license associated with any products or services distributed, licensed or provided by Vowel or any of its Subsidiaries is valid throughout the world, of perpetual duration, non-terminable by the licensor except for breach or insolvency of the licensor, assignable without restriction or condition, and fully sublicensable within the scope of the license granted. There is no outstanding unresolved claim, and to the Knowledge of Vowel, there is no basis for any claim, that Vowel or any of its Subsidiaries is in breach of any such license. The execution and delivery of this Agreement by Vowel and the consummation of the transactions contemplated hereby, will not cause Vowel or any of its Subsidiaries to be in violation or default under any such license or entitle any other party to terminate or modify any such license.

(g) The Vowel Intellectual Property, together with the Vowel Third Party Intellectual Property, constitutes (i) all Intellectual Property used by Vowel and its Subsidiaries in the operation of the business of Vowel and its Subsidiaries as each is currently conducted, has been conducted within the six (6) years prior to the date of this Agreement, and is currently proposed to be conducted in the future, and (ii) all Intellectual Property necessary to the operation of the business of Vowel and its Subsidiaries as each is currently conducted, has been conducted within the six (6) years prior to the date of this Agreement, and is currently proposed to be conducted within the next twelve months.

(h) No Vowel Intellectual Property, and to the Knowledge of Vowel, no Vowel Third Party Intellectual Property, is subject to any Court Order, any Proceeding in which a Court Order is sought, or any agreement, that does or would in any manner restrict, condition and/or materially affect the validity or enforceability thereof, or the use, transfer or licensing thereof by Vowel or any of its Subsidiaries.

(i) No Public Intellectual Property (as defined below) has been or is incorporated in, or distributed in conjunction with, in whole or in part, any Vowel Intellectual Property or any Vowel Third Party Intellectual Property; and no Vowel Intellectual Property has been distributed in whole or in part as Public Intellectual Property. “Public Intellectual Property” means Intellectual Property distributed under a free, open source, or other similar licensing or distribution model, including, but not limited to, the GNU General Public License, the Mozilla Public License, or any Creative Commons License.

(j) There is no outstanding unresolved demand or claim, and to the Knowledge of Vowel, there is no basis for any demand or claim, that the operation of the business of Vowel or any of its Subsidiaries or any act, product, technology or service of Vowel or any of its Subsidiaries infringes, misappropriates, or dilutes any Intellectual Property of any Person (including, without limitation, any demand or request that Vowel or any Subsidiary license any rights from a third party). Neither Vowel nor any of its Subsidiaries has received, at any time during the six-year period preceding the date hereof, or, to the Knowledge of Vowel, is aware of any facts that indicate a likelihood of receiving, written notice from any Person directing Vowel or any of its Subsidiaries to review or consider the applicability of such Person’s Intellectual Property Rights to the business of Vowel or any Subsidiary and/or the Vowel Intellectual Property.

(k) To the Knowledge of Vowel, no Person is infringing, misappropriating, or diluting, or is intending to infringe, misappropriate, or dilute, any Vowel Intellectual Property or any Vowel Third Party Intellectual Property in which Vowel or any of its Subsidiaries is the owner or exclusive licensee.

(l) Vowel and its Subsidiaries have taken commercially reasonable steps to ensure that their Employees have not disclosed to them any information that is subject to any restriction of confidentiality in favor of any prior employer or other Person.

(m) Vowel and its Subsidiaries have taken all reasonable and appropriate steps to protect and preserve the confidentiality of all Trade Secrets. During the six (6) years prior to the date hereof, (i) there have been no material security breaches in Vowel’s or any of its Subsidiaries’ information technology systems, and (ii) there have been no disruptions in any of Vowel’s or its Subsidiaries’ information technology systems that have adversely affected in any material respect Vowel’s or any of its Subsidiaries’ business or operations.

(n) Vowel and its Subsidiaries have at all times complied with all applicable Law, as well as its own rules, policies, and procedures, relating to privacy, data protection, and the collection and use of personal information collected, used, or held for use by Vowel and its Subsidiaries in the conduct of its business, including but not limited to the Children’s Online Privacy Protection Act. No claims have been asserted or threatened against Vowel or any of its Subsidiaries alleging a violation of any Person’s privacy or personal information or data rights and the consummation of the transactions contemplated hereby will not breach or otherwise cause any violation of any Law or rule, policy, or procedure related to privacy, data protection, or the collection and use of personal information collected, used, or held for use by Vowel or any of its Subsidiaries in the conduct of their business. Each of Vowel and its Subsidiaries take reasonable measures to ensure that such information is protected against unauthorized access, use, modification, or other misuse.

Section 3.11.  Title to Properties; Leases; Assets.  Vowel and each Subsidiary of Vowel has good and valid title to, and is the lawful owner of, or has the right to use pursuant to a lease, license or otherwise, all the tangible and intangible personal property used in its business free and clear of all Liens and material defects, except for Permitted Liens and for defects in title, easements, restrictive covenants and similar encumbrances that, individually or in the aggregate, have not had or would not reasonably be expected to materially interfere with the continuous use of the property for the purposes for which the property is currently used. Neither Vowel nor any Subsidiary of Vowel owns any real property or has any option to acquire any real property. Section 3.11 of the Vowel Disclosure Schedule sets forth all real property leases of Vowel and its Subsidiaries (including all amendments, extensions, renewals, guarantees and other agreements with respect thereto), and Vowel has delivered or made available true and complete copies of all such leases or other agreements. All such leases are valid, binding and enforceable against Vowel or one of its Subsidiaries (and, to the Knowledge of Vowel, each other party thereto) in accordance with their respective terms, Vowel has not received any written notice of a material default by Vowel or any such Subsidiary, as the case may be, under any such lease that remains outstanding. Vowel has not given any written notice of a material default by any other party to any such lease that remains outstanding, and there does not exist, under any lease of real property, any default or any event which, with notice or lapse of time or both, would constitute a default by Vowel or such Subsidiary, as the case may be, or to the Knowledge of Vowel, by any other party thereto, except for a default that, individually or in the aggregate, has not had or would not reasonably be expected to materially interfere with the continuous use of the property for the purposes for which the property is currently used. Vowel and each Subsidiary enjoys peaceful and undisturbed possession of all real property under all leases identified on Section 3.11 of the Vowel Disclosure Schedule. Neither Vowel nor any of its Subsidiaries have assigned, sublet or otherwise transferred any interest in any such lease, and no other Person has any rights to the use, occupancy or enjoyment of any real property governed thereby pursuant to any lease, sublease, license, occupancy or other agreement. All leases of real property will continue to be legal, binding, and enforceable and in full force and effect immediately following the Closing Date in accordance with the terms in effect immediately prior to the Closing Date. Vowel and each of its Subsidiaries has all of the rights, properties and assets (real, personal, mixed, tangible or intangible) that are necessary or desirable for the conduct of their respective business (the “Vowel Assets”) and there are no defects in the Vowel Assets that materially interfere with the operation thereof. No Person (including any Affiliate of Vowel or any Subsidiary of Vowel) owns or has any interest by lease, license or otherwise in any of Vowel Assets. The execution and delivery of the Transaction Documents at the Closing will be sufficient to convey good and marketable title to the Vowel Assets to the Vowel Surviving Corporation free any clear of any Lien, except for any Lien which, individually or in the aggregate, would not reasonably be expected to result in a Vowel Material Adverse Effect. The representations and warranties contained in this Section 3.11 do not apply to Intellectual Property which is covered exclusively by the representations and warranties set forth in Section 3.10 hereof.

Section 3.12.  Environmental Matters.  Vowel and each Subsidiary of Vowel has complied in all material respects and is in compliance in all material respects with all applicable Environmental Laws; to the Knowledge of Vowel, no written notice of violation, notification of Liability, request for information or order has been received by, and no fine or penalty has been issued to, Vowel or any Subsidiary of Vowel relating to or arising out of any Environmental Law; no material Proceeding arising under any Environmental Laws is pending, or to the Knowledge of Vowel, threatened, against Vowel or any Subsidiary thereof; and Vowel has provided to Consonant all environmental site assessments, audits, investigations and studies in the possession, custody or control of Vowel or any Subsidiary of Vowel, relating to any leased real property of Vowel or its Subsidiaries.

Section 3.13.  Material Contracts.

(a) Section 3.13(a) of the Vowel Disclosure Schedule sets forth each of the following Contracts presently in effect, to which Vowel or any Subsidiary of Vowel is a party or is bound by as of the date hereof (organized in subsections corresponding to the subsections of this Section 3.13(a)):

(i) Contracts for money borrowed, and any related security agreements and collateral documents (including any agreements for any commitment for future loans, credit or financing evidencing, or with respect to, Indebtedness) or any guarantees of any of the foregoing;

(ii) any Contract entered into by Vowel or any Subsidiary involving payment after the date of this Agreement by or to Vowel or any Subsidiary of Vowel of an aggregate of at least $100,000 per annum or an aggregate of $250,000 in total that is not terminable upon notice of 30 days or less without penalty, cost or Liability to Vowel or any Subsidiary of Vowel;

(iii) any Contract with the Vowel Material Customers and the Vowel Material Vendors;

(iv) any Contract relating to the lease, as lessee or lessor, or license, as licensee or licensor, of (x) any real property or (y) any other property (tangible or intangible) which, solely in the case of clause (y) provides for a future Liability or receivable, as the case may be, in excess of $100,000;

(v) Contracts relating to any joint venture, strategic alliance, partnership agreements or profit sharing agreements;

(vi) Contracts that would restrain Vowel or any Subsidiary of Vowel, or any Affiliate of Vowel, from engaging or competing in any business;

(vii) Contracts containing a “most favored nations” pricing or commercial terms or other similar terms in favor of any Person, other than School Contracts;

(viii) any material Contracts with any Governmental Authority, other than School Contracts;

(ix) any employment, consulting or similar Contracts (A) with any member of the Vowel Board (or similar governing body) or any Subsidiary of Vowel, (B) with any executive officer of Vowel or any Subsidiary of Vowel, (C) with any other Employee of Vowel or any Subsidiary of Vowel, other than, in the case of this clause (C), those Contracts terminable by Vowel or any Subsidiary of Vowel, as the case may be, on no more than 30 days notice without Liability or financial obligations to Vowel or any Subsidiary or (D) which provide for severance, retention, change in control or other similar payments;

(x) any collective bargaining agreement or other Contract with any labor union, trade union, works council or other employee organization;

(xi) any Contract with any Affiliates (other than Vowel and its Subsidiaries);

(xii) Contracts under which Vowel or any of its Subsidiaries has advanced or loaned any amount to any of its directors and Employees;

(xiii) any Contract to provide source code into any escrow or to any Person (under any circumstances) for any product or technology or under which Vowel or any of its Subsidiaries agrees to encumber, not assert, transfer or sell rights in or with respect to any Intellectual Property;

(xiv) any Contract which provides for the development of any Intellectual Property, independently or jointly, by or for Vowel or any of its Subsidiaries, except any such Contracts entered into in the ordinary course of business consistent with past practice;

(xv) any Contract pursuant to which Vowel or any of its Subsidiaries has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any contract pursuant to which it has any ownership interest or has agreed to purchase any ownership interest in any other Person (other than its Subsidiaries);

(xvi) any material Contract entered into outside of the ordinary course of business;

(xvii) any power of attorney given by Vowel or any of its Subsidiaries;

(xviii) any Contract under which Vowel or any of its Subsidiaries has received or granted a license relating to any Intellectual Property that is material to the business of Vowel and its Subsidiaries, taken as a whole, other than non-exclusive licenses extended to customers, clients or other resellers in the ordinary course of business and other non-exclusive licenses for generally commercial off-the-shelf software programs;

(xix) any Contract providing for indemnification by Vowel or any of its Subsidiaries, other than School Contracts and Contracts entered into in the ordinary course of business with respect to the purchase, sale, lease or license of any equipment, inventory, products, services, software or other property (whether real or personal, tangible or intangible);

(xx) any settlement, conciliation or similar Contract, the performance of which will involve payment after the Closing Date in excess of $100,000;

(xxi) Contracts relating to (x) the future disposition or acquisition (including any sale, lease, exchange, mortgage, or transfer) of any material assets or properties or (y) the disposition or acquisition since January 1, 2008 (including any sale, lease, exchange, mortgage, or transfer) of any material assets or properties except inventory disposed of in the ordinary course of business;

(xxii) Contracts under which Vowel or any Subsidiary of Vowel, as the case may be, has made or agreed to make any advance, loan, extension of credit, capital contribution or other investment in any Person (other than Vowel or any Subsidiary of Vowel, as the case may be) in excess of $25,000 to any one Person or $100,000 in the aggregate;

(xxiii) any Contract with any investment banker, broker, advisor or similar party retained by Vowel or any stockholder in connection with the transactions contemplated by this Agreement;

(xxiv) any “material contract” (within the meaning of Item 601(b)(10) of Regulation S-K under the Securities Act and the Exchange Act) with respect to Vowel and its Subsidiaries, to the extent not covered or included in any other provision of this Section 3.13(a);

(xxv) Contracts other than as set forth above if the default of Vowel, any Subsidiary thereof or any other party thereto, or the failure of such Contract to be in full force and effect, would reasonably be likely to cause a Vowel Material Adverse Effect.

Vowel has delivered to (or made available for inspection by) Consonant correct and complete copies of all the Contracts, together with all amendments thereto, listed on Section 3.13(a) of the Vowel Disclosure Schedule (the “Vowel Material Contracts”).

(b) All of the Vowel Material Contracts are valid, binding and in full force and effect and are enforceable by Vowel or the applicable Subsidiary in accordance with their terms, except for such failure to be valid and binding or in full force and effect that, individually or in the aggregate, would not reasonably be expected to result in a Vowel Material Adverse Effect and except to the extent that enforcement may be affected by laws relating to bankruptcy, reorganization, insolvency and creditors’ rights and by the availability of injunctive relief, specific performance and other equitable remedies. Vowel or the applicable Subsidiary has performed all material obligations required to be performed by it through the date of this Agreement under the Vowel Material Contracts, and it is not (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder and, to the Knowledge of Vowel, no other party to any Vowel Material Contract is (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder, except for those breaches which would not, individually or in the aggregate, reasonably be expected to result in a Vowel Material Adverse Effect. Neither Vowel nor its Subsidiaries has received any written notice or has any Knowledge of the intention of any party to terminate or not renew any Vowel Material Contract, except for a termination or non-renewal which would not, individually or in the aggregate, reasonably be expected to result in a Vowel Material Adverse Effect.

Section 3.14.  Employee Benefit Plans.

(a) Section 3.14(a) of the Vowel Disclosure Schedule sets forth a correct and complete list of (i) all employee welfare benefit plans (as defined in Section 3(1) of ERISA), (ii) all employee pension benefit plans (as defined in Section 3(2) of ERISA) and (iii) all other employee benefit plans, programs, policies, agreements or arrangements, including any deferred compensation plan, incentive plan, bonus plan or arrangement, stock option plan, stock purchase plan, stock award plan or other equity-based plan, change in control agreement, retention, severance pay plan, dependent care plan, sick leave, disability, death benefit, group insurance, hospitalization, dental, life, any fund, trust or arrangement providing health benefits including multiemployer welfare arrangements, a multiple employer welfare fund or arrangement, cafeteria plan, employee assistance program, scholarship program, employment contract, retention incentive agreement, termination agreement, severance agreement, noncompetition agreement, consulting agreement, confidentiality agreement, vacation policy, Employee loan, or other similar plan, agreement or arrangement, whether written or oral, funded or unfunded, or actual or contingent that (A) is maintained by Vowel, any of its Subsidiaries or any Vowel ERISA Affiliate (as defined below) for the benefit of any current or former Employees or directors of Vowel or any of its Subsidiaries, or their beneficiaries (collectively, “Vowel Employees”), (B) has been approved by Vowel or any of its Subsidiaries but is not yet effective for the benefit of Vowel Employees, or (C) was previously maintained by Vowel, any of its Subsidiaries or a Vowel ERISA Affiliate for the benefit of Vowel Employees with respect to which Vowel, any of its Subsidiaries or a Vowel ERISA Affiliate has or would reasonably be expected to have any Liability (each, a “Vowel Benefit Plan” and collectively, “Vowel Benefit Plans”). Vowel has made available to Consonant a correct and complete copy (where applicable) of (1) each Vowel Benefit Plan (or, where a Vowel Benefit Plan has not been reduced to writing, a summary of all material Vowel Benefit Plan terms of such Vowel Benefit Plan), (2) each trust or funding arrangement prepared in connection with each such Vowel Benefit Plan and the most recent trust statement showing the current account value and assets, (3) the three most recently filed annual reports on IRS Form 5500 or any other annual report required by applicable Law, (4) the most recently received IRS determination letter for each such Vowel Benefit Plan, (5) the most recently prepared actuarial report and financial statement in connection with each such Vowel Benefit Plan, (6) the most recent summary plan description, any summaries of material modification, any employee handbooks and any material written communications (or a description of any material oral communications) by Vowel or any of its Subsidiaries to Vowel Employees generally concerning the extent of the benefits provided under any Vowel Benefit Plan, (7) all correspondence with the IRS, United States Department of Labor (“DOL”) and any other Governmental Authority regarding Vowel Benefit Plan, (8) all contracts with third-party administrators, actuaries, investment managers, consultants and other independent contractors that relate to any Vowel Benefit Plan and (9) any other documents in respect of any Vowel Benefit Plan reasonably requested by Consonant. Neither Vowel nor any of its Subsidiaries has any plan or commitment to establish any new Vowel Benefit Plan or to modify any Vowel Benefit Plan so as to materially increase Vowel compensation costs, except to the extent required by Law.

(b) None of Vowel or any of its Subsidiaries or any other Person or entity that, together with Vowel or any of its Subsidiaries, is or was treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each, together with Vowel and any of its Subsidiaries, a “Vowel ERISA Affiliate”), has now or at any time within the past six years (and in the case of any such other Person or entity, only during the period within the past six years that such other Person or entity was a Vowel ERISA Affiliate) contributed to, sponsored, or maintained (i) a pension plan (within the meaning of Section 3(2) of ERISA) subject to Section 412 of the Code or Title IV of ERISA, (ii) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA or the comparable provisions of any other applicable Law) (a “Multiemployer Plan”) or (iii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA), in each case for which a Vowel ERISA Affiliate would reasonably be expected to incur Liability under Section 4063 or 4064 of ERISA.

(c) (i) Each Vowel Benefit Plan has been maintained and operated in all material respects in compliance with its terms and applicable Law, including ERISA, the Code, Section 4980B of the Code (as well as its predecessor provision, Section 162(k) of the Code) and Sections 601 through 608, inclusive, of ERISA, which provisions are hereinafter referred to collectively as “COBRA”, and any other applicable Laws, including the Americans with Disabilities Act of 1990, the Family and Medical Leave Act of 1993 and the Health Insurance Portability and Accountability Act of 1996, (ii) with respect to each Vowel Benefit Plan, all reports, returns, notices and other documentation that are required to have been filed with or furnished to the IRS, the DOL or any other Governmental Authority, or to the participants or beneficiaries of such Vowel Benefit Plan have been filed or furnished on a timely basis, and (iii) each Vowel Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code, has received a favorable determination letter from the IRS to the effect that Vowel Benefit Plan satisfies the requirements of Section 401(a) of the Code taking into account all changes in qualification requirements under Section 401(a) for which the applicable “remedial amendment period” under Section 401(b) of the Code has expired, and to the Knowledge of Vowel there are no facts or circumstances that could reasonably be expected to adversely affect such qualification.

(d) With respect to any Vowel Benefit Plan, (i) no actions, claims or proceedings (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of Vowel, threatened, (ii) to the Knowledge of Vowel no facts or circumstances exist that would reasonably be expected to give rise to any such actions, claims or proceedings, and (iii) no administrative investigation, audit or other administrative proceeding by the DOL, the IRS or other Governmental Authority, including any voluntary compliance submission through the IRS’s Employee Plans Compliance Resolution System or the DOL’s Voluntary Fiduciary Correction Program, is pending, in progress or, to the Knowledge of Vowel, threatened.

(e) Neither Vowel nor any of its Subsidiaries nor any other “party in interest” or “disqualified person” with respect to any Vowel Benefit Plan has engaged in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code involving such Vowel Benefit Plan. To the Knowledge of Vowel no fiduciary has any Liability for breach of fiduciary duty or any other failure to act or comply with the requirements of ERISA, the Code or any other applicable Laws in connection with any Vowel Benefit Plan.

(f) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) result in any payment or benefit becoming due, or increase the amount of any compensation due, to any Vowel Employee, (ii) increase any benefits otherwise payable under any Vowel Benefit Plan, or (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits. Neither Vowel nor any of its Subsidiaries is a party to any contract, arrangement or plan pursuant to which it is bound to compensate any Person for any excise or other additional taxes under Section 409A or 4999 of the Code or any similar provision of Law, and to the extent that any Vowel Benefit Plan constitutes a “non-qualified deferred compensation plan” within the meaning of Section 409A of the Code, such Vowel Benefit Plan has been operated in good faith compliance with Section 409A of the Code and applicable guidance issued thereunder and has been amended to comply with Section 409A of the Code prior to January 1, 2009. No Employee of Vowel or any of its Subsidiaries with a base salary of at least $100,000 has given Vowel or any Subsidiary of Vowel any notice of an intention to, or, to the Knowledge of Vowel has any plans to, terminate his or her employment or other arrangement with Vowel or any Subsidiary of Vowel.

(g) No oral commitments have been made by an officer of Vowel with the authority to make such commitments that would preclude Vowel from amending or terminating any material Vowel Benefit Plan to the extent the Vowel Benefit Plan otherwise permits amendment or termination.

(h) All contributions (including all employer contributions and employee salary reduction contributions) or premium payments required to have been made under the terms of any Vowel Benefit Plan, and in accordance with applicable Law (including pursuant to 29 C.F.R. Section 2510.3-102), as of the date hereof have been timely made or reflected on Vowel’s financial statements in accordance with GAAP.

(i) Except for the continuation coverage requirements under COBRA or other applicable Law, neither Vowel nor its Subsidiaries have any obligations or Liability for health, life or similar welfare benefits to Vowel Employees or their respective dependents following termination of employment.

(j) Each Vowel Benefit Plan subject to the provisions of Section 401(k) or 401(m) of the Code, or both, has been tested for and to the Knowledge of Vowel, has satisfied the requirements of Section 401(k)(3), Section 401(m)(2) and Section 416 of the Code, as applicable, for each plan year ending prior to Closing.

(k) Each Vowel Benefit Plan that is maintained in a jurisdiction outside of the United States or for Employees outside of the United States has been maintained in material compliance with all applicable laws, any and all costs and liabilities associated with such plans have been reflected in Vowel’s financial statements in accordance with GAAP.

Section 3.15.  Labor Matters.

(a) Neither Vowel nor any of its Subsidiaries is or has been a party to any collective bargaining agreement or other labor union agreements, nor is any such collective bargaining agreement being negotiated. To the Knowledge of Vowel, no activities or proceedings are underway by any labor union to organize any Employees of Vowel or its Subsidiaries. No work stoppage, slowdown or labor strike against Vowel or any of its Subsidiaries is pending or threatened. Vowel and its Subsidiaries (i) have no direct or indirect Liability with respect to any misclassification of any Person as an independent contractor rather than as an employee, (ii) are in compliance in all material respects with all applicable foreign, federal, state and local Laws respecting employment, employment practices, labor relations, employment discrimination, health and safety, terms and conditions of employment and wages and hours, and (iii) have not received any written remedial order or notice of offense under applicable occupational health and safety Law.

(b) Neither Vowel nor any of its Subsidiaries has incurred, nor do either of them reasonably expect to incur, any Liability or obligation under the Worker Adjustment and Retraining Notification Act, and the regulations promulgated thereunder, or any similar state or local Law which remains unsatisfied.

(c) There is no unfair labor practice charge or complaint against Vowel or its Subsidiaries pending or, to the Knowledge of Vowel, threatened, before the National Labor Relations Board, any court or any Governmental Authority.

(d) Vowel and each of its Affiliates are in compliance in all material respects with all applicable federal, state, local and foreign Laws concerning the employer-employee relationship, including applicable wage and hour Laws, fair employment Laws, safety Laws, workers’ compensation statutes, unemployment Laws and social security Laws. There are no pending or, to the Knowledge of Vowel, threatened actions, charges, citations or consent decrees concerning: (i) wages, compensation, bonuses, commissions, awards or payroll deductions, equal employment or human rights violations regarding race, color, religion, sex, national origin, age, disability, veteran’s status, marital status, or any other recognized class, status or attribute under any federal, state, local or foreign equal employment Law prohibiting discrimination, (ii) representation petitions or unfair labor practices, (iii) occupational safety and health, (iv) workers’ compensation, (v) wrongful termination, negligent hiring, invasion of privacy or defamation or (vi) immigration or any other claims under state or federal labor Law.

Section 3.16.  Employment Matters.

(a) Section 3.16(a) of the Vowel Disclosure Schedule contains a true, complete and correct list setting forth the name, position or title, location, citizenship, date of hire and current compensation rate (including but not limited to salary, commission and bonus compensation) for each Employee of Vowel and its Subsidiaries with a base salary of at least $100,000, indicating whether they are employed or otherwise engaged on a salaried, hourly or piecework basis.

(b) Vowel has not made any payments, and has not been and is not a party to any agreement, contract, arrangement or plan that could result in it making payments, that have resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code or in the imposition of an excise Tax under Section 4999 of the Code (or any corresponding provisions of state, local or foreign Tax Law) or that were or would not be deductible under Code Sections 162 or 404.

(c) Neither the execution of this Agreement or the other Transaction Documents nor the transactions contemplated hereby or thereby nor the carrying on of Vowel’s or its Subsidiaries’ business by the Employees of Vowel or such Subsidiaries, nor the conduct of Vowel’s or its Subsidiaries’ business as presently proposed to be conducted, will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any Contract under which any of such Employees is now obligated.

(d) To the Knowledge of Vowel, none of Vowel’s Employees or those of any of its Subsidiaries is obligated under any Contract, or subject to Court Order, that would materially interfere with the use of his or her best efforts to promote the interests of Vowel and its Subsidiaries or that would conflict with Vowel’s or its Subsidiaries’ business as presently conducted and as presently proposed to be conducted in any material respect.

Section 3.17.  Litigation; Compliance with Laws; Licenses; Permits and Approvals.

(a) There are no, and since January 1, 2005 there have not been any, material Proceedings pending or, to the Knowledge of Vowel, threatened against, by or affecting Vowel or any Subsidiary of Vowel (or to the Knowledge of Vowel, pending or threatened against any Employee of Vowel or any Subsidiary of Vowel with respect to their business activities on behalf of Vowel or any Subsidiary of Vowel), and neither Vowel nor any Subsidiary of Vowel is subject to or bound by any outstanding Court Order affecting the properties, assets, personnel or business activities of Vowel or its Subsidiaries. There are no material Proceedings pending or threatened against any executive officer of Vowel or any Subsidiary of Vowel and no executive officer of Vowel or any Subsidiary of Vowel is subject to or bound by any outstanding material Court Order. Neither Vowel nor any Subsidiary of Vowel has received written notice or, to the Knowledge of Vowel, is being charged with any material violation of any applicable Law relating to Vowel or any Subsidiary of Vowel or the operation of their respective businesses. There are no Proceedings pending or, to the Knowledge of Vowel, threatened that are reasonably likely to prohibit or restrain the ability of Vowel and its Subsidiaries to perform their obligations under the Transaction Documents or consummate the transactions contemplated hereby and thereby. To the Knowledge of Vowel, there are no facts or circumstances which, if known by a potential claimant or Governmental Authority, would give rise to a claim or proceeding which, if asserted or conducted with results unfavorable to Vowel or any of its Subsidiaries, would reasonably be likely to have a Vowel Material Adverse Effect.

(b) Vowel and each Subsidiary thereof is in compliance in all material respects with all Laws applicable to Vowel, each Subsidiary thereof and their respective assets. Since January 1, 2006, neither Vowel nor any Subsidiary of Vowel has received any written communication or notice from any Governmental Authority that alleges that Vowel or any Subsidiary of Vowel is not in compliance in any material respect with any material Law or Permits. Since January 1, 2006, no claims have been asserted or, to the Knowledge of Vowel, threatened in writing against Vowel or any Subsidiary of Vowel, alleging a violation of any Person’s privacy or personal information or data rights. The consummation of the transactions contemplated hereby will not materially breach or otherwise cause any material violation of any applicable Law or rule, policy, or procedure related to privacy, data protection, or the collection and use of personal information collected, used or held for use by Vowel or any Subsidiary of Vowel in the conduct of the business. Vowel and each Subsidiary of Vowel takes reasonable measures to protect such information against unauthorized access, use, modification, or other misuse. None of Vowel nor any of its Subsidiaries conducts business or sells products outside of the U.S. and, to the Knowledge of Vowel, no products of Vowel or any of its Subsidiaries are resold outside of the U.S. by any Person.

(c) Vowel and each Subsidiary thereof has all Permits or other authorizations required for the conduct of its businesses as now being conducted and as proposed to be conducted, all of which are in full force and effect, except for the lack of Permits which, individually or in the aggregate, would not reasonably be likely to result in a Vowel Material Adverse Effect. All such Permits and authorizations are listed on Section 3.17(c) of the Vowel Disclosure Schedule. There are no Proceedings pending with respect to any Permits or, to the Knowledge of Vowel, threatened with respect to any Permits.

(d) As of the date hereof, neither Vowel nor any of its Subsidiaries (or Vowel’s predecessor ProQuest Company) has received written notice from any other party to the PQIL Agreement seeking indemnification by Vowel or any of its Subsidiaries pursuant to the terms thereof, and, to the Knowledge of Vowel, as of the date hereof, there are not and there have not been any claims for indemnification pursuant to the PQIL Agreement threatened against Vowel or any of its Subsidiaries. As of the date hereof, no written claims for indemnification have been made pursuant to the terms of the PQIL Agreement which have been, or could reasonably be expected to, be Losses (as defined in the PQIL Agreement) applied toward the Minimum Amount (as defined in the PQIL Agreement).

(e) As of the date hereof, neither Vowel nor any of its Subsidiaries (or Vowel’s predecessor ProQuest Company) has received written notice from any other party to the PQBS Agreement seeking indemnification by Vowel or any of its Subsidiaries pursuant to the terms thereof, and, to the Knowledge of Vowel, as of the date hereof, there are not and there have not been any claims for indemnification pursuant to the PQBS Agreement threatened against Vowel or any of its Subsidiaries. As of the date hereof, no written claims for indemnification have been made pursuant to the terms of the PQBS Agreement which have been, or could reasonably be expected to, be Losses (as defined in the PQBS Agreement) applied toward the Minimum Amount (as defined in the PQBS Agreement).

Section 3.18.  Brokers.  Other than Allen & Company, LLC (“Allen & Co.”), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Vowel. The engagement letter identified in Section 3.18 of the Vowel Disclosure Schedule (a true and complete copy of which has been delivered to Consonant) contains the entire agreement of the parties thereto, and except for such engagement letter there are no other Contracts between or among such parties, with respect to compensation payable in connection with transactions contemplated by this Agreement.

Section 3.19.  Insurance.  Vowel and its Subsidiaries have insurance policies in full force and effect for such amounts as are sufficient for all requirements of Law and all agreements to which each of Vowel and its Subsidiaries is a party or by which they are bound. The nature and extent of Vowel’s and its Subsidiaries’ insurance coverage, to the Knowledge of Vowel, are reasonable, given the nature of the risks inherent in Vowel’s and its Subsidiaries’ business, and are customary for similarly situated businesses. Set forth in Section 3.19 of the Vowel Disclosure Schedule is a list of all insurance policies and all fidelity bonds held by or applicable to Vowel and its Subsidiaries for policy year 2009 setting forth, in respect of each such policy, the policy name, policy number, carrier, term, type and amount of coverage and annual premium. No event relating to any of Vowel or its Subsidiaries has occurred which could reasonably be expected to result in a material retroactive upward adjustment in premiums under any such insurance policies or which could reasonably be expected to result in a material prospective upward adjustment in such premiums. Excluding insurance policies that have expired and been replaced in the ordinary course of business, no insurance policy has been canceled within the last two years and, to the Knowledge of Vowel, no threat has been made to cancel any insurance policy of any of Vowel or any Subsidiary of Vowel during such period. No event has occurred, including, without limitation, the failure by any of Vowel or any Subsidiary of Vowel to give any notice or information or Vowel or any Subsidiary of Vowel giving any inaccurate or erroneous notice or information, which limits or impairs the rights of Vowel or any Subsidiary of Vowel in any material respect under any such insurance policies.

Section 3.20.  Related Party Transactions.  No Employee, director, stockholder, partner, manager or member of Vowel or any Subsidiary of Vowel, any member of his or her immediate family or any of their respective Affiliates (each, a “Vowel Related Person”) (i) owes any amount to Vowel or any Subsidiary of Vowel nor do Vowel or any Subsidiary of Vowel owe any amount to, nor have Vowel or any Subsidiary of Vowel committed to make any loan or extend or guarantee credit to or for the benefit of, any Vowel Related Person, (ii) is involved in any business arrangement or other relationship (other than customary employment relationships) with Vowel or any Subsidiary of Vowel (whether written or oral), (iii) owns any property or right, tangible or intangible, that is used by Vowel or any Subsidiary of Vowel (other than rights arising out of employment arrangements) or (iv) has any claim or cause of action against Vowel or any Subsidiary of Vowel.

Section 3.21.  Customers and Vendors.

(a) To the Knowledge of Vowel, neither Vowel nor any of its Subsidiaries has received any notice (written or otherwise) that any of its top twenty customers (measured by revenue dollars as of the fiscal year ended December 31, 2008) set forth on Section 3.21(a) of the Vowel Disclosure Schedule (such top twenty customers, the “Vowel Material Customers”) intends to, or has threatened to, terminate or reduce in any material respect its business with Vowel and its Subsidiaries, and no such Vowel Material Customer has terminated or reduced its business, or modified its existing terms in an unfavorable manner, with Vowel or its Subsidiaries in the twelve months immediately preceding the date of this Agreement.

(b) To the Knowledge of Vowel, neither Vowel nor any of its Subsidiaries has received any notice (written or otherwise) that any of its top ten vendors (measured by payment dollars as of the fiscal year ended December 31, 2008) set forth on Section 3.21(b) of the Vowel Disclosure Schedule (such top ten vendors, the “Vowel Material Vendors”) intends to, or has threatened to, terminate or reduce in any material respect its business with Vowel and its Subsidiaries, and no such Vowel Material Vendor has terminated or reduced its business with Vowel or any of its Subsidiaries, or modified its existing terms in an unfavorable manner, with Vowel or its Subsidiaries in the twelve months immediately preceding the date of this Agreement.

(c) Since June 30, 2008, to the Knowledge of Vowel, neither Vowel nor any of its Subsidiaries has received any material complaints (whether written or oral) or has been engaged in any material disputes with any of the Vowel Material Customers or Vowel Material Vendors.

Section 3.22.  Accounts Receivable.  Section 3.22 of the Vowel Disclosure Schedule sets forth a true, correct and complete listing and aging of the accounts receivable of Vowel as of December 31, 2008, determined in accordance with GAAP and which is prepared on a basis that is consistent with the presentation in the Vowel Financial Statements. All of such accounts receivable have arisen in bona fide arm’s-length transactions in the ordinary course of business. The reserves for doubtful accounts established by Vowel and reflected in Section 3.22 of the Vowel Disclosure Schedule or on the Vowel Financial Statements have been determined in accordance with GAAP.

Section 3.23.  No Prebillings or Prepayments.  Except for existing subscription products sold in the ordinary course of business consistent with past practice, neither Vowel nor any Subsidiary of Vowel has billed or will bill, and Vowel has not received any payments (in the form of retainers or otherwise) from, any of its customers or potential customers for services to be rendered or for expenses to be incurred subsequent to the Closing Date, other than any Multi-Year Contracts. To the extent that accounts receivable include pre-billed amounts, the corresponding Liabilities have been accrued on Vowel’s books in accordance with GAAP.

Section 3.24.  Inventory.  The inventories (net of returns and allowances) shown on the Vowel Financial Statements as of the Balance Sheet Date or thereafter acquired by Vowel or its Subsidiaries consist of items of a quantity and quality usable or saleable in the ordinary course of business. Since the Balance Sheet Date, Vowel and its Subsidiaries have continued to replenish inventories in a normal and customary manner consistent with past practices. Neither Vowel nor its Subsidiaries has received written or oral notice that it will experience in the foreseeable future any difficulty in obtaining, in the desired quantity and quality and at a reasonable price and upon reasonable terms and conditions, the raw materials, supplies or component products required for the manufacture, assembly or production of its products. The values (net of returns and allowances) at which inventories are carried reflect the inventory valuation policy of Vowel and its Subsidiaries, which is in accordance with GAAP applied on a consistent basis. Since the Balance Sheet Date, due provision has been made on the books of Vowel and its Subsidiaries, as applicable, in the ordinary course of business consistent with past practices to provide for all slow-moving, obsolete, or unusable inventories and such inventory reserves as of the Balance Sheet Date are adequate to provide for such slow-moving, obsolete or unusable inventory shrinkage.

Section 3.25.  Foreign Corrupt Practices Act.  Neither Vowel nor any of its Subsidiaries (including any of its directors, agents, distributors, Employees or other Person associated with or acting on its behalf) has, directly or indirectly, taken any action which would cause Vowel to be in material violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar anti-corruption or anti-bribery Law applicable to Vowel (as in effect at the time of such action) (collectively, the “FCPA”), and, to the Knowledge of Vowel, none of them has used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to foreign or domestic government officials or Employees, whether directly or indirectly, or made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly. Vowel and its Subsidiaries have established reasonable internal controls and procedures reasonably designed to prevent and detect violations of the FCPA.

Section 3.26.  Export Controls.  Vowel and its Subsidiaries have at all times conducted its export transactions materially in accordance with (i) all applicable U.S. export and re-export control laws and (ii) to the Knowledge of Vowel, all other applicable import/export controls in other countries in which Vowel conducts business. Without limiting the foregoing:

(a) Vowel and each of its Subsidiaries has obtained, and is in material compliance with, all export licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings with any Governmental Authority required for (i) the export and re-export of products, services, software and technologies and (ii) releases of technologies and software to foreign nationals located in the United States and abroad (“Export Approvals”);

(b) There are no pending or, to Knowledge of Vowel, threatened claims or legal actions against Vowel or any of its Subsidiaries with respect to such Export Approvals or with respect to the export control laws of any Governmental Authority; and

(c) No Export Approvals for the transfer of export licenses to Holdco or the Vowel Surviving Corporation are required by the consummation of the Vowel Merger, or such Export Approvals can be obtained in a reasonable timely manner without material cost and without disruption to the conduct of operations by Holdco or Vowel Surviving Corporation.

Section 3.27.  Software.  With respect to the use, operation, implementation and delivery of the software in the business of Vowel and its Subsidiaries, (i) no material capital expenditures are necessary with respect to such use other than capital expenditures in the ordinary course of business that are consistent with the past practice of Vowel and its Subsidiaries, taken as a whole, (ii) neither Vowel nor its Subsidiaries has experienced any material defects in such software, including any material error or omission in the processing of any transactions other than defects which have been corrected, and (iii) to the Knowledge of Vowel, no such software (x) contains any device or feature designed to disrupt, disable, or otherwise impair the functioning of any software or (y) is subject to the terms of any “open source” or other similar license that provides for the source code of the software to be publicly distributed or dedicated to the public.

Section 3.28.  Tax Qualification.  Neither Vowel nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact that is reasonably likely to prevent or impede the Mergers, taken together, from being treated as a transaction described in Section 351 of the Code.

Section 3.29.  Opinion of Financial Advisor.  The Vowel Board has received a fairness opinion of Allen & Co., dated as of the date of this Agreement, a copy of which has been provided to Consonant and Holdco.

Section 3.30.  Required Vote of the Vowel Stockholders.  The affirmative vote of the holders of at least a majority of the outstanding shares of Vowel Common Stock is the only vote of holders of securities of Vowel which is required to adopt and approve this Agreement and the Mergers (the “Vowel Stockholder Approval”).

Section 3.31.  Disclosure Documents.  None of the information supplied or to be supplied by Vowel and its Subsidiaries for inclusion or incorporation by reference in the proxy statement relating to the Vowel Meeting or any amendment or supplement thereto (as initially filed and as so amended and supplemented, the “Proxy Statement/Prospectus”), or in the registration statement on Form S-4 (or such successor form as shall then be appropriate) to be filed by Holdco with the SEC pursuant to which the issuance of shares of Holdco Common Stock pursuant to the Mergers will be registered by Holdco under the Securities Act or any amendment or supplement thereto (as initially filed and as so amended and supplemented, the “Registration Statement” and, together with the Proxy Statement/Prospectus, the “Filings”) will, at the respective times filed with the SEC or any other regulatory agency and, in addition, (A) in the case of the Proxy Statement/Prospectus, at the date it is first mailed to Vowel’s stockholders, at the time of the Vowel Meeting and at the Effective Time and (B) in the case of the Registration Statement, when it becomes effective under the Securities Act and at the Effective Time, in each case, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Vowel in this Section 3.31 with respect to statements made or incorporated by reference in the Filings based on information supplied by Consonant, Consonant Learning or Holdco for inclusion or incorporation by reference therein.

Section 3.32.  State Takeover Statutes and Rights Plans.  No “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation enacted under state or federal laws in the United States applicable to Vowel is applicable to the Mergers or the other transactions contemplated by this Agreement. Vowel does not have in effect any “poison pill” agreement.

Section 3.33.  Bank Accounts.  Section 3.33 of the Vowel Disclosure Schedule sets forth: (a) a true and complete list of the names and locations of all banks, trust companies, securities brokers and other financial institutions at which Vowel and each Subsidiary of Vowel has an account or safe deposit box or maintains a banking, custodial, trading or other similar relationship; and (b) a true and complete list and description of each such account, safe deposit box and relationship, including in each case the account number and the names of the respective officers, Employees, agents or other similar representatives of Vowel and its Subsidiaries having signatory power with respect thereto.

Section 3.34.  Transaction Expenses.  Set forth in Section 3.34 of the Vowel Disclosure Schedule is a list as of the date hereof of the consultants, financial advisors, attorneys, accountants and other similar agents and representatives retained by Vowel or any of its Subsidiaries that have provided or are providing services in connection with the transactions contemplated by this Agreement. The fees, costs and expenses of such consultants, financial advisors, attorneys, accountants and other similar agents and representatives, whether accrued, incurred or paid as of the date hereof or hereafter, but in each case, only to the extent for services that are performed or rendered since November 1, 2008 and are reasonably related to the transactions contemplated by this Agreement and the other Transaction Documents, are referred to herein as the “Vowel Transaction Expenses”; it being understood and agreed that fees and expenses relating to the preparation of Vowel SEC Reports (other than any such Vowel SEC Reports prepared on or after May 1, 2009 in connection with the transactions contemplated by this Agreement and the other Transaction Documents) are not reasonably related to the transactions contemplated by this Agreement. With respect to the fees of Vowel’s attorneys and accountants, the term “Vowel Transaction Expenses” shall be based solely on such advisors’ hours actually worked and regular hourly rates, and shall not include any premiums, bonus or other fees based on successful completion of any of the transactions contemplated by this Agreement or the other Transaction Documents.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF CONSONANT

Except as set forth in the disclosure schedule delivered by Consonant to Vowel concurrently with the execution of this Agreement (the “Consonant Disclosure Schedule”), Consonant hereby represents and warrants as of the date hereof to Vowel, Holdco and the Merger Subsidiaries as follows (the disclosures in any section or subsection of the Consonant Disclosure Schedule shall qualify the corresponding section or subsection of this Article IV, provided, however, that any matter set forth in any section of the Consonant Disclosure Schedule shall be deemed to be referred to and incorporated in all other sections of the Consonant Disclosure Schedule to which such matter’s application or relevance is readily apparent on its face):

Section 4.1.  Corporate Organization.  Consonant is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority to operate and lease its properties and to carry on its business as now being conducted. Consonant is qualified to do business in the jurisdictions set forth in Section 4.1 of the Consonant Disclosure Schedules and is in good standing in each jurisdiction where the character of the property leased by it or the nature of its activities makes such qualification necessary, other than in such jurisdictions where a failure to be so qualified, individually or in the aggregate would not reasonably be expected to result in a Consonant Material Adverse Effect. Consonant has delivered or made available to Vowel a copy of its certificate of incorporation and by-laws as of the date of this Agreement and each such copy is true, correct and complete and such instrument is in full force and effect.

Section 4.2.  Subsidiaries.  Set forth on Section 4.2 of the Consonant Disclosure Schedule is a list of all Subsidiaries of Consonant and any other Person in which Consonant or any of its Subsidiaries owns, directly or indirectly, capital stock or ownership interests. Each Subsidiary of Consonant is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation (as set forth on Section 4.2 of the Consonant Disclosure Schedule), and has all requisite corporate power and authority to operate and lease its properties and to carry on its business as now being conducted. Each Subsidiary of Consonant is qualified to do business in the jurisdictions set forth in Section 4.2 of the Consonant Disclosure Schedule and is in good standing in each jurisdiction where the character of the property leased by it or the nature of its activities makes such qualification necessary, other than in such jurisdictions where a failure to be so qualified, individually or in the aggregate would not reasonably be expected to result in a Consonant Material Adverse Effect. On the date hereof, all the outstanding shares of capital stock of each Subsidiary of Consonant are owned by the Persons set forth in Section 4.2 of the Consonant Disclosure Schedule and have been duly authorized and validly issued, are fully paid and non-assessable and are not subject or issued in violation of any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any other Contract to which Consonant or any Subsidiary of Consonant is bound. No shares of capital stock of any Subsidiary of Consonant are reserved for issuance, and there are no rights, subscriptions, warrants, options, calls, conversion rights, commitments, agreements or understandings of any kind authorized or outstanding that were granted by Consonant or any Subsidiary thereof to purchase or otherwise to acquire any shares of capital stock or ownership, profit or capital interests in any Subsidiary of Consonant or securities or obligations of any kind of any Subsidiary of Consonant convertible into or exchangeable for any shares of capital stock or ownership, profit or capital interests of any Subsidiary of Consonant.

Section 4.3.  Capitalization.

(a) The authorized capital stock of Consonant consists solely of 50,000,000 shares of Consonant Common Stock. As of the date hereof, there are 1,000 shares of Consonant Common Stock issued and outstanding, and all of which are owned by VSS-Consonant Holdings III. All outstanding shares of Consonant Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, or any Contract to which Consonant is a party or otherwise bound.

(b) Except as set forth in Section 4.3(a), as of the date hereof, Consonant does not have any shares of capital stock issued and outstanding. There are no bonds, debentures, notes or other indebtedness of Consonant having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Consonant Shares may vote (“Voting Consonant Debt”). There are no options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance Consonant Shares, commitments, Contracts, arrangements or undertakings of any kind to which Consonant is a party or by which Consonant is bound (i) obligating Consonant to issue, deliver or sell, or cause to be issued, delivered or sold, additional Consonant Shares or other equity interests in, or any security convertible or exercisable for or exchangeable into any Consonant Shares or other equity interest in, Consonant or any Voting Consonant Debt or (ii) obligating Consonant to issue, grant or enter into any such option, warrant, right, security, commitment, Contract, arrangement or undertaking. There are no outstanding contractual obligations of Consonant to repurchase, redeem or otherwise acquire any Consonant Shares or other equity interests of Consonant. None of Consonant or any of its Subsidiaries is a party to any, and to Consonant’s Knowledge, no other Person is a party to any stockholders agreements, voting trusts, Contracts or other commitments, arrangements or undertakings relating to voting or disposition of any Consonant Shares or the capital stock of any of Consonant’s Subsidiaries or granting any Person or group of Persons the right to elect or to designate or nominate for election a director to the Consonant Board.

Section 4.4.  Authority.

(a) Consonant and each of its Subsidiaries has requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is a party and, subject to the adoption of this Agreement by the stockholders of Consonant, to consummate the transactions contemplated hereby and thereby. The Consonant Board at a duly held meeting has (i) determined that it is in the best interests of Consonant and its stockholders, and declared it advisable, to enter into this Agreement and the other Transaction Documents to which Consonant or any of its Subsidiaries is a party, (ii) approved the execution, delivery and performance of this Agreement, the other Transactions Documents to which Consonant or any of its Subsidiaries is a party and the consummation of the transactions contemplated hereby and thereby, including the Consonant Merger, and (iii) resolved to recommend that the stockholders of Consonant approve the adoption of this Agreement and directed that such matter be submitted for consideration of the stockholders of Consonant for approval by written consent in accordance with Section 228 of the DGCL. Except for adoption of this Agreement by the stockholders of Consonant and the filing of the Consonant Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of Consonant are necessary to authorize the consummation of the transactions contemplated hereby. This Agreement and the other Transaction Documents to which Consonant or any of its Subsidiaries is a party which are dated of even date herewith have been duly and validly executed and delivered by Consonant or its Subsidiary, as applicable, as of the date hereof and, to the extent such Transactions Documents are delivered on the Closing Date, will have been duly and validly executed and delivered by Consonant or its Subsidiary, as applicable on the Closing Date and, assuming this Agreement constitutes the valid and binding agreement of Vowel, constitutes the valid and binding agreement of Consonant or its Subsidiary, as applicable, enforceable against Consonant or its Subsidiary, as applicable, in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b) The execution, delivery and performance by Consonant or any of its Subsidiaries of this Agreement, the other Transaction Documents to which Consonant or any of its Subsidiaries is a party and the consummation of the Reorganization and the Holdings III Merger Transactions do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Authority, other than (i) the filing of the Consonant Certificate of Merger and the Holdings III Certificate of Merger, (ii) compliance with the applicable requirements of the HSR Act, (iii) compliance with the applicable requirements of the Securities Act and the Exchange Act, including the filing of the Proxy Statement/Prospectus, (iv) compliance with any applicable foreign or state securities or blue sky laws, and (v) the other consents and/or notices set forth on Section 4.4(b) of the Consonant Disclosure Schedule (collectively, clauses (i) through (v), the “Consonant Specified Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not (A) individually or in the aggregate, reasonably be expected to result in a Consonant Material Adverse Effect or (B) prevent or materially delay the consummation of the Mergers.

Section 4.5.  No Conflicts.  Assuming receipt of or compliance with the Consonant Specified Approvals, the execution, delivery and performance by Consonant and its Subsidiaries of this Agreement and/or the other Transaction Documents to which Consonant or its Subsidiaries are a party and the consummation by Consonant or its Subsidiaries of the Mergers and the other transactions contemplated hereby and thereby do not and will not (i) contravene or conflict with the organizational or governing documents of Consonant or any of its Subsidiaries, (ii) other than the Credit Agreements, contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to Consonant or any of its Subsidiaries or any of their respective properties or assets, or (iii) result in any breach or violation of, or constitute a default (with or without notice or lapse of time, or both) or an event of default under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, any loan, guarantee of indebtedness, credit agreement or Contract binding upon Consonant or any of its Subsidiaries or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Consonant or any of its Subsidiaries, except in the case of clauses (ii) and (iii), for such matters as would not, individually or in the aggregate, reasonably be expected to result in a Consonant Material Adverse Effect.

Section 4.6.  Financial Statements.

(a) Section 4.6(a) of the Consonant Disclosure Schedule sets forth accurate copies of: (i) the audited consolidated financial statements of Consonant Learning and its Subsidiaries for the fiscal year ended December 31, 2006 (the “2006 Financial Statements”), (ii) the audited consolidated financial statements of VSS-Consonant Holdings and its Subsidiaries as of December 31, 2007 and for the period from January 29, 2007 (inception) through December 31, 2007 (the “VSS-Consonant Financial Statements”), (iii) the audited consolidated financial statements of Consonant Learning, Inc. and its Subsidiaries for the period from January 1, 2007 to April 11, 2007 (predecessor basis) (the “Consonant Learning Financial Statements”), in each case together with all notes and schedules related thereto, (iv) the audited consolidated financial statements of VSS-Consonant Holdings and its Subsidiaries for the fiscal year ended December 31, 2008 (the “2008 Financial Statements” and, together with the Annual Financial Statements, the “Consonant Financial Statements”) and (v) the unaudited consolidated financial statements of VSS-Consonant Holdings and its Subsidiaries as of and for the three month period ended March 31, 2009 (the “Interim Financial Statements”). The Consonant Financial Statements and the Interim Financial Statements (a) present fairly, in all material respects, the consolidated financial position of Consonant and its Subsidiaries as of the date thereof and for the periods covered thereby and (b) have been prepared in accordance with GAAP applied on a consistent basis throughout the period presented, except for the Interim Financial Statements which are subject to normal year-end adjustments and exclude footnotes.

(b) Except for obligations and liabilities reflected in the 2008 Financial Statements, neither Consonant nor any of its Subsidiaries has any off balance sheet obligation or Liability of any nature (matured or unmatured, fixed or contingent) to, or any financial interest in, any Person, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of debt expenses incurred by Consonant or its Subsidiaries. All reserves that are set forth in or reflected in the Consonant Financial Statements have been established in accordance with GAAP consistently applied and are adequate. Neither Consonant, its Subsidiaries nor, to the Knowledge of Consonant, Consonant’s accountants or any current or former Employee or director of Consonant or its Subsidiaries, has identified or been made aware of any fraud, whether or not material, that involves Consonant’s management or other current or former Employees or directors of Consonant or its Subsidiaries who have a role in the preparation of financial statements or the internal accounting controls utilized by Consonant or its Subsidiaries, or any claim or allegation regarding any of the foregoing. Neither Consonant nor its Subsidiaries nor, to Knowledge of Consonant, any director, Employee, auditor, accountant or representative of Consonant or its Subsidiaries, has received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or oral, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of Consonant or its

Subsidiaries or their respective internal accounting controls or any material inaccuracy in the Consonant Financial Statements.

Section 4.7.  Conduct of Business.  Between the Balance Sheet Date and the date of this Agreement, Consonant and each Subsidiary of Consonant has, in all material respects, operated in the ordinary course of business consistent with past practice, other than with respect to the transactions expressly contemplated by this Agreement or the other Transaction Documents.

Section 4.8.  Undisclosed Liabilities; No Material Events.  None of Consonant nor its Subsidiaries has any Liability that is required to be reflected on a consolidated balance sheet of Consonant prepared in accordance with GAAP, except for Liabilities (a) disclosed in Section 4.8 of the Consonant Disclosure Schedule, (b) expressly contemplated by this Agreement or any other Transaction Document, (c) reflected or reserved against in the 2008 Financial Statements or (d) incurred in the ordinary course of business since the Balance Sheet Date and is not material to the Consonant and its Subsidiaries, taken as a whole, which incurred such Liability. Since the Balance Sheet Date there has not been any change, event or occurrence that has had or would reasonably be expected to have a Consonant Material Adverse Effect.

Section 4.9.  Taxes.  Consonant and each of its Subsidiaries have (i) prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects and (ii) paid all Taxes shown as due and owing. Neither Consonant nor any of its Subsidiaries has any liability for Taxes of any Person (other than Consonant or such Subsidiaries) pursuant to any Tax allocation or sharing agreement, under Treasury Regulations Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, or otherwise. As of the date of this Agreement, there are not pending or, to the Knowledge of Consonant, threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes of Consonant or any of its Subsidiaries and neither Consonant nor any of its Subsidiaries has given any currently effective waiver of any statute of limitations in respect of Taxes. Neither Consonant nor any of its Subsidiaries has (i) been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code or (ii) been a party to any “reportable transaction,” as defined in Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

Section 4.10.  Intellectual Property.

(a) Section 4.10(a) of the Consonant Disclosure Schedule lists all registrations, and all applications for registration, of Consonant Intellectual Property, including the record owner thereof and the Governmental Authorities by which each item of Consonant Intellectual Property has been registered or in which any such application has been filed. Each registration of Consonant Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees currently due in connection therewith have been paid, and all necessary documents and certificates in connection therewith have been filed with the relevant Governmental Authority (including, but not limited to, the United States Patent and Trademark Office or equivalent authority anywhere in the world) for the purposes of maintaining such registration. Neither Consonant nor any of its Subsidiaries has misrepresented any facts or circumstances, or failed to disclose any facts or circumstances known to it, in connection with any such registration, or in connection with the application for registration of any other Intellectual Property, that would constitute fraud with respect to such registration or application.

(b) Section 4.10(b) of the Consonant Disclosure Schedule lists any material proceedings or actions before any Governmental Authority related to any registration of any Consonant Intellectual Property.

(c) Consonant and its Subsidiaries have taken commercially reasonable steps to maintain their rights in the Consonant Intellectual Property and in all registrations and applications for registration of the Consonant Intellectual Property.

(d) Consonant or one or more of its Subsidiaries owns all Consonant Intellectual Property free and clear of any Liens, excluding any non-exclusive license right granted to customers in the ordinary course of business. All Consonant Intellectual Property is the work product of Employees of Consonant or its

Subsidiaries and belongs to Consonant or its Subsidiaries as a matter of law, or has been acquired by valid and enforceable written assignment. No third party has any rights to any material Consonant Intellectual Property other than non-exclusive license rights granted to customers in the ordinary course of business. Without limitation of the foregoing, each Employee of Consonant and its Subsidiaries who in the normal course of his or her duties is or was involved in the creation of Consonant Intellectual Property has entered into one or more Contracts with Consonant or one of its Subsidiaries, and/or otherwise has a legal duty to Consonant or one of its Subsidiaries, sufficient to vest title in Consonant or such Subsidiary of all Intellectual Property created by such Employee in the scope of his or her employment or consultancy, as the case may be, with Consonant or such Subsidiary. It is not and will not be necessary for Consonant to utilize any Intellectual Property of any of its or any of its Subsidiaries’ Employees (or persons it or they currently intend to hire) created prior to their employment by Consonant or any Subsidiary, or, if necessary, such Employees have entered into valid and enforceable written assignments conveying all rights in such Intellectual Property to Consonant or its Subsidiaries.

(e) All Consonant Intellectual Property is fully transferable, alienable, and licensable to any Person whatsoever by Consonant and its Subsidiaries without restriction and without payment of any kind to any third party, subject, however, to any non-exclusive license rights granted to customers in the ordinary course of business.

(f) Consonant or one or more of its Subsidiaries has acquired and currently holds written or electronic licenses permitting Consonant and its Subsidiaries to use and incorporate each and every item of Consonant Third Party Intellectual Property that is necessary to, or used by Consonant or any of its Subsidiaries in the operation of, the business of Consonant and its Subsidiaries as each is currently conducted and has been conducted within the six (6) years prior to the date of this Agreement, including all products and services currently distributed, licensed, or provided to customers by Consonant or any of its Subsidiaries or proposed to be distributed, licensed or provided to customers within the next twelve months. Except with respect to non-exclusive licenses for generally available commercial off-the-shelf software programs, each such license associated with any products or services distributed, licensed or provided by Consonant or any of its Subsidiaries is valid throughout the world, of perpetual duration, non-terminable by the licensor except for breach or insolvency of the licensor, assignable without restriction or condition, and fully sublicensable within the scope of the license granted. There is no outstanding unresolved claim, and to the Knowledge of Consonant, there is no basis for any claim, that Consonant or any of its Subsidiaries is in breach of any such license. The execution and delivery of this Agreement by Consonant and the consummation of the transactions contemplated hereby, will not cause Consonant or any of its Subsidiaries to be in violation or default under any such license or entitle any other party to terminate or modify any such license.

(g) The Consonant Intellectual Property, together with the Consonant Third Party Intellectual Property, constitutes (i) all Intellectual Property used by Consonant and its Subsidiaries in the operation of the business of Consonant and its Subsidiaries as each is currently conducted, has been conducted within the six (6) years prior to the date of this Agreement, and is currently proposed to be conducted in the future, and (ii) all Intellectual Property necessary to the operation of the business of Consonant and its Subsidiaries as each is currently conducted, has been conducted within the six (6) years prior to the date of this Agreement, and is currently proposed to be conducted within the next twelve (12) months.

(h) No Consonant Intellectual Property, and to the Knowledge of Consonant, no Consonant Third Party Intellectual Property, is subject to any Court Order, any Proceeding in which a Court Order is sought, or any agreement, that does or would in any manner restrict, condition and/or materially affect the validity or enforceability thereof, or the use, transfer or licensing thereof by Consonant or any of its Subsidiaries.

(i) No Public Intellectual Property (as defined below) has been or is incorporated in, or distributed in conjunction with, in whole or in part, any Consonant Intellectual Property or any Consonant Third Party Intellectual Property; and no Consonant Intellectual Property has been distributed in whole or in part as Public Intellectual Property.

(j) There is no outstanding unresolved demand or claim, and to the Knowledge of Consonant, there is no basis for any demand or claim, that the operation of the business of Consonant or any of its Subsidiaries or any act, product, technology or service of Consonant or any of its Subsidiaries infringes, misappropriates, or dilutes any Intellectual Property of any Person (including, without limitation, any demand or request that Consonant or any Subsidiary license any rights from a third party). Neither Consonant nor any of its Subsidiaries has received, at any time during the six-year period preceding the date hereof, or, to the Knowledge of Consonant, is aware of any facts that indicate a likelihood of receiving, written notice from any Person directing Consonant or any of its Subsidiaries to review or consider the applicability of such Person’s Intellectual Property Rights to the business of Consonant or any Subsidiary and/or the Consonant Intellectual Property.

(k) To the Knowledge of Consonant, no Person is infringing, misappropriating, or diluting, or is intending to infringe, misappropriate, or dilute, any Consonant Intellectual Property or any Consonant Third Party Intellectual Property in which Consonant or any of its Subsidiaries is the owner or exclusive licensee.

(l) Consonant and its Subsidiaries have taken commercially reasonable steps to ensure that their Employees have not disclosed to them any information that is subject to any restriction of confidentiality in favor of any prior employer or other Person.

(m) Consonant and its Subsidiaries have taken all reasonable and appropriate steps to protect and preserve the confidentiality of all Trade Secrets. During the six (6) years prior to the date hereof, (i) there have been no material security breaches in Consonant’s or any of its Subsidiaries’ information technology systems, and (ii) there have been no disruptions in any of Consonant’s or its Subsidiaries’ information technology systems that have adversely affected in any material respect Consonant’s or any of its Subsidiaries’ business or operations.

(n) Consonant and its Subsidiaries have at all times complied with all applicable Law, as well as its own rules, policies, and procedures, relating to privacy, data protection, and the collection and use of personal information collected, used, or held for use by Consonant and its Subsidiaries in the conduct of its business, including but not limited to the Children’s Online Privacy Protection Act. No claims have been asserted or threatened against Consonant or any of its Subsidiaries alleging a violation of any Person’s privacy or personal information or data rights and the consummation of the transactions contemplated hereby will not breach or otherwise cause any violation of any Law or rule, policy, or procedure related to privacy, data protection, or the collection and use of personal information collected, used, or held for use by Consonant or any of its Subsidiaries in the conduct of their business. Each of Consonant and its Subsidiaries take reasonable measures to ensure that such information is protected against unauthorized access, use, modification, or other misuse.

Section 4.11.  Title to Properties; Leases; Assets.  Consonant and each Subsidiary of Consonant has good and valid title to, and is the lawful owner of, or has the right to use pursuant to a lease, license or otherwise, all the tangible and intangible personal property used in its business free and clear of all Liens and material defects, except for Permitted Liens and for defects in title, easements, restrictive covenants and similar encumbrances that, individually or in the aggregate, have not had or would not reasonably be expected to materially interfere with the continuous use of the property for the purposes for which the property is currently used. Neither Consonant nor any Subsidiary of Consonant owns any real property or has any option to acquire any real property. Section 4.11 of the Consonant Disclosure Schedule sets forth all real property leases of Consonant and its Subsidiaries (including all amendments, extensions, renewals, guarantees and other agreements with respect thereto), and Consonant has delivered or made available true and complete copies of all such written leases or other agreements. All such leases are valid, binding and enforceable against Consonant or one of its Subsidiaries (and, to the Knowledge of Consonant, each other party thereto) in accordance with their respective terms, Consonant has not received any written notice of a material default by Consonant or any such Subsidiary, as the case may be, under any such lease that remains outstanding. Consonant has not given any written notice of a material default by any other party to any such lease that remains outstanding, and there does not exist, under any lease of real property, any default or any event which, with notice or lapse of time or both, would constitute a default by Consonant or such Subsidiary, as the case may be, or to the Knowledge of Consonant, by any other party thereto, except for a default that, individually or in the aggregate, have not had or would not reasonably be expected to materially interfere with the continuous use of the property for the purposes for which the property is currently used. Consonant and each

Subsidiary enjoys peaceful and undisturbed possession of all real property under all leases identified on Section 4.11 of the Consonant Disclosure Schedule. Neither Consonant nor any of its Subsidiaries have assigned, sublet or otherwise transferred any interest in any such lease, and no other Person has any rights to the use, occupancy or enjoyment of any real property governed thereby pursuant to any lease, sublease, license, occupancy or other agreement. All leases of real property will continue to be legal, binding, and enforceable and in full force and effect immediately following the Closing Date in accordance with the terms in effect immediately prior to the Closing Date. Consonant and each of its Subsidiaries has all of the rights, properties and assets (real, personal, mixed, tangible or intangible) that are necessary or desirable for the conduct of their respective business (the “Consonant Assets”) and there are no defects in the Consonant Assets that materially interfere with the operation thereof. No Person (including any Affiliate of Consonant or any Subsidiary of Consonant) owns or has any interest by lease, license or otherwise in any of Consonant Assets. The execution and delivery of the Transaction Documents at the Closing will be sufficient to convey good and marketable title to the Consonant Assets to the Consonant Surviving Corporation free any clear of any Lien, except any Liens which, individually or in the aggregate, would not reasonably be expected to result in a Consonant Material Adverse Effect. The representations and warranties contained in this Section 4.11 do not apply to Intellectual Property which is covered exclusively by the representations and warranties set forth in Section 4.10 hereof.

Section 4.12.  Environmental Matters.  Consonant and each Subsidiary of Consonant has complied in all material respects and is in compliance in all material respects with all applicable Environmental Laws; to the Knowledge of Consonant, no written notice of violation, notification of Liability, request for information or order has been received by, and no fine or penalty has been issued to, Consonant or any Subsidiary of Consonant relating to or arising out of any Environmental Law; no material Proceeding arising under any Environmental Laws is pending, or to the Knowledge of Consonant, threatened, against Consonant or any Subsidiary thereof; and Consonant has provided to Vowel all environmental site assessments, audits, investigations and studies in the possession, custody or control of Consonant or any Subsidiary of Consonant, relating to any leased real property of Consonant or its Subsidiaries.

Section 4.13.  Material Contracts.

(a) Section 4.13(a) of the Consonant Disclosure Schedule sets forth each of the following Contracts presently in effect, to which Consonant or any Subsidiary of Consonant is a party or is bound by as of the date hereof (organized in subsections corresponding to the subsections of this Section 4.13(a)):

(i) Contracts for money borrowed, and any related security agreements and collateral documents (including any agreements for any commitment for future loans, credit or financing evidencing, or with respect to, Indebtedness) or any guarantees of any of the foregoing;

(ii) any Contract entered into by Consonant or any Subsidiary involving payment after the date of this Agreement by or to Consonant or any Subsidiary of Consonant of an aggregate of at least $100,000 per annum or an aggregate of $250,000 in total that is not terminable upon notice of 30 days or less without penalty, cost or Liability to Consonant or any Subsidiary of Consonant;

(iii) any Contract with the Consonant Material Customers and the Consonant Material Vendors;

(iv) any Contract relating to the lease, as lessee or lessor, or license, as licensee or licensor, of (x) any real property or (y) any other property (tangible or intangible) which, solely in the case of clause (y) provides for a future Liability or receivable, as the case may be, in excess of $100,000;

(v) Contracts relating to any joint venture, strategic alliance, partnership agreements or profit sharing agreements;

(vi) Contracts that would restrain Consonant or any Subsidiary of Consonant, or any Affiliate of Consonant, from engaging or competing in any business;

(vii) Contracts containing a “most favored nations” pricing or commercial terms or other similar terms in favor of any Person, other than School Contracts;

(viii) any material Contracts with any Governmental Authority, other than School Contracts;

(ix) any employment, consulting or similar Contracts (A) with any member of the Consonant Board (or similar governing body) or any Subsidiary of Consonant, (B) with any executive officer of Consonant or any Subsidiary of Consonant, (C) with any other Employee of Consonant or any Subsidiary of Consonant, other than, in the case of this clause (C), those Contracts terminable by Consonant or any Subsidiary of Consonant, as the case may be, on no more than 30 days notice without Liability or financial obligations to Consonant or any Subsidiary or (D) which provide for severance, retention, change in control or other similar payments;

(x) any collective bargaining agreement or other Contract with any labor union, trade union, works council or other employee organization;

(xi) any Contract with any Affiliates (other than Consonant and its Subsidiaries);

(xii) Contracts under which Consonant or any of its Subsidiaries has advanced or loaned any amount to any of its directors and Employees;

(xiii) any Contract to provide source code into any escrow or to any Person (under any circumstances) for any product or technology or under which Consonant or any of its Subsidiaries agrees to encumber, not assert, transfer or sell rights in or with respect to any Intellectual Property;

(xiv) any Contract which provides for the development of any Intellectual Property, independently or jointly, by or for Consonant or any of its Subsidiaries, except any such Contracts entered into in the ordinary course of business consistent with past practice;

(xv) any Contract pursuant to which Consonant or any of its Subsidiaries has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any contract pursuant to which it has any ownership interest or has agreed to purchase any ownership interest in any other Person (other than its Subsidiaries);

(xvi) any material Contract entered into outside of the ordinary course of business;

(xvii) any power of attorney given by Consonant or any of its Subsidiaries;

(xviii) any Contract under which Consonant or any of its Subsidiaries has received or granted a license relating to any Intellectual Property that is material to the business of Consonant and its Subsidiaries, taken as a whole, other than non-exclusive licenses extended to customers, clients or other resellers in the ordinary course of business and other non-exclusive licenses for generally commercial off-the-shelf software programs;

(xix) any Contract providing for indemnification by Consonant or any of its Subsidiaries, other than School Contracts and Contracts entered into in the ordinary course of business with respect to the purchase, sale, lease or license of any equipment, inventory, products, services, software or other property (whether real or personal, tangible or intangible);

(xx) any settlement, conciliation or similar Contract, the performance of which will involve payment after the Closing Date in excess of $100,000;

(xxi) Contracts relating to (x) the future disposition or acquisition (including any sale, lease, exchange, mortgage, or transfer) of any material assets or properties or (y) the disposition or acquisition since January 1, 2008 (including any sale, lease, exchange, mortgage, or transfer) of any material assets or properties, except inventory disposed of in the ordinary course of business;

(xxii) Contracts under which Consonant or any Subsidiary of Consonant, as the case may be, has made or agreed to make any advance, loan, extension of credit, capital contribution or other investment in any Person (other than Consonant or any Subsidiary of Consonant, as the case may be) in excess of $25,000 to any one Person or $100,000 in the aggregate;

(xxiii) any Contract with any investment banker, broker, advisor or similar party retained by Consonant or any stockholder in connection with the transactions contemplated by this Agreement; or

(xxiv) Contracts other than as set forth above if the default of Consonant, any Subsidiary thereof or any other party thereto, or the failure of such Contract to be in full force and effect, would reasonably be likely to cause a Consonant Material Adverse Effect.

(b) Consonant has delivered to (or made available for inspection by) Vowel correct and complete copies of all the Contracts, together with all amendments thereto, listed on Section 4.13(a) of the Consonant Disclosure Schedule (the “Consonant Material Contracts”).

(c) All of the Consonant Material Contracts are valid, binding and in full force and effect and are enforceable by Consonant or the applicable Subsidiary in accordance with their terms, except for such failure to be valid and binding or in full force and effect that, individually or in the aggregate, would not reasonably be expected to result in a Consonant Material Adverse Effect and except to the extent that enforcement may be affected by laws relating to bankruptcy, reorganization, insolvency and creditors’ rights and by the availability of injunctive relief, specific performance and other equitable remedies. Consonant or the applicable Subsidiary has performed all material obligations required to be performed by it through the date of this Agreement under the Consonant Material Contracts (other than any of the Credit Agreements), and it is not (with or without the lapse of time or the giving of notice, or both) in breach or default under any of the Consonant Material Contracts (other than any of the Credit Agreements) and, to the Knowledge of Consonant, no other party to any Consonant Material Contract (other than any of the Credit Agreements) is (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder, except for those breaches which would not, individually or in the aggregate, reasonably be expected to result in a Consonant Material Adverse Effect. Neither Consonant nor its Subsidiaries has received any written notice or has any Knowledge of the intention of any party to terminate or not renew any Consonant Material Contract (other than any of the Credit Agreements), except for a termination or non-renewal which would not, individually or in the aggregate, reasonably be expected to result in a Consonant Material Adverse Effect.

(d) Without limiting the foregoing, as of the date hereof, (x) there is no Credit Agreement Default that is both existing and continuing, and (y) there is no ongoing material dispute between or among Consonant or any of its Subsidiaries, on the one hand, and the agent and/or lenders under any of the Credit Agreements, on the other hand, over whether a Credit Agreement Default is both existing and continuing. The execution, delivery and performance by Consonant of this Agreement and the other Transaction Documents to which Holdco, Consonant or any of their respective Subsidiaries is a party, and the consummation by Holdco, Consonant or any of their respective Subsidiaries of the Mergers and the other transactions contemplated hereby and thereby, do not and will not constitute a Credit Agreement Default. To the Knowledge of Consonant, as of the date hereof, there are no facts or circumstances which, if known by the agent and/or the lenders under any of the Credit Agreements, would give rise to a Credit Agreement Default.

Section 4.14.  Employee Benefit Plans.

(a) Section 4.14(a) of the Consonant Disclosure Schedule sets forth a correct and complete list of (i) all employee welfare benefit plans (as defined in Section 3(1) of ERISA), (ii) all employee pension benefit plans (as defined in Section 3(2) of ERISA) and (iii) all other employee benefit plans, programs, policies, agreements or arrangements, including any deferred compensation plan, incentive plan, bonus plan or arrangement, stock option plan, stock purchase plan, stock award plan or other equity-based plan, change in control agreement, retention, severance pay plan, dependent care plan, sick leave, disability, death benefit, group insurance, hospitalization, dental, life, any fund, trust or arrangement providing health benefits including multiemployer welfare arrangements, a multiple employer welfare fund or arrangement, cafeteria plan, employee assistance program, scholarship program, employment contract, retention incentive agreement, termination agreement, severance agreement, noncompetition agreement, consulting agreement, confidentiality agreement, vacation policy, Employee loan, or other similar plan, agreement or arrangement, whether written or oral, funded or unfunded, or actual or contingent that (A) is maintained by Consonant, any of its Subsidiaries or any Consonant ERISA Affiliate (as defined below) for the benefit of any current or former Employees or directors of Consonant or any of its Subsidiaries, or their beneficiaries (collectively, “Consonant

Employees”), (B) has been approved by Consonant or any of its Subsidiaries but is not yet effective for the benefit of Consonant Employees, or (C) was previously maintained by Consonant, any of its Subsidiaries or a Consonant ERISA Affiliate for the benefit of Consonant Employees with respect to which Consonant, any of its Subsidiaries or a Consonant ERISA Affiliate has or would be reasonably expected to have any Liability (each, a “Consonant Benefit Plan” and collectively, “Consonant Benefit Plans”). Consonant has made available to Vowel a correct and complete copy (where applicable) of (1) each Consonant Benefit Plan (or, where a Consonant Benefit Plan has not been reduced to writing, a summary of all material Consonant Benefit Plan terms of such Consonant Benefit Plan), (2) each trust or funding arrangement prepared in connection with each such Consonant Benefit Plan and the most recent trust statement showing the account value and assets, (3) the three most recently filed annual reports on IRS Form 5500 or any other annual report required by applicable Law, (4) the most recently received IRS determination letter for each such Consonant Benefit Plan, (5) the most recently prepared actuarial report and financial statement in connection with each such Consonant Benefit Plan, (6) the most recent summary plan description, any summaries of material modification, any employee handbooks and any material written communications (or a description of any material oral communications) by Consonant or any of its Subsidiaries to Consonant Employees generally concerning the extent of the benefits provided under any Consonant Benefit Plan, (7) all correspondence with the IRS, DOL and any other Governmental Authority regarding Consonant Benefit Plan, (8) all contracts with third-party administrators, actuaries, investment managers, consultants and other independent contractors that relate to any Consonant Benefit Plan and (9) any other documents in respect of any Consonant Benefit Plan reasonably requested by Consonant. Neither Consonant nor any of its Subsidiaries has any plan or commitment to establish any new Consonant Benefit Plan or to modify any Consonant Benefit Plan so as to materially increase Consonant compensation costs, except to the extent required by Law.

(b) None of Consonant or any of its Subsidiaries or any other Person or entity that, together with Consonant or any of its Subsidiaries, is or was treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each, together with Consonant and any of its Subsidiaries, a ‘‘Consonant ERISA Affiliate”), has now or at any time within the past six years (and in the case of any such other Person or entity, only during the period within the past six years that such other Person or entity was a Consonant ERISA Affiliate) contributed to, sponsored, or maintained (i) a pension plan (within the meaning of Section 3(2) of ERISA) subject to Section 412 of the Code or Title IV of ERISA, (ii) a Multiemployer Plan or (iii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA), in each case for which a Consonant ERISA Affiliate would reasonably be expected to incur Liability under Section 4063 or 4064 of ERISA.

(c) (i) Each Consonant Benefit Plan has been maintained and operated in all material respects in compliance with its terms and applicable Law, including ERISA, the Code, Section 4980B of the Code (as well as its predecessor provision, Section 162(k) of the Code) and COBRA, and any other applicable Laws, including the Americans with Disabilities Act of 1990, the Family and Medical Leave Act of 1993 and the Health Insurance Portability and Accountability Act of 1996, (ii) with respect to each Consonant Benefit Plan, all reports, returns, notices and other documentation that are required to have been filed with or furnished to the IRS, the DOL or any other Governmental Authority, or to the participants or beneficiaries of such Consonant Benefit Plan have been filed or furnished on a timely basis, and (iii) each Consonant Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code, has received a favorable determination letter from the IRS to the effect that Consonant Benefit Plan satisfies the requirements of Section 401(a) of the Code taking into account all changes in qualification requirements under Section 401(a) for which the applicable “remedial amendment period” under Section 401(b) of the Code has expired, and to the Knowledge of Consonant there are no facts or circumstances that could reasonably be expected to adversely affect such qualification.

(d) With respect to any Consonant Benefit Plan, (i) no actions, claims or proceedings (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of Consonant, threatened, (ii) to the Knowledge of Consonant no facts or circumstances exist that would reasonably be expected to give rise to any such actions, claims or proceedings, and (iii) no administrative investigation, audit or other administrative proceeding by the DOL, the IRS or other Governmental Authority, including any voluntary compliance submission through the IRS’ Employee Plans Compliance Resolution System or the DOL’s Voluntary Fiduciary Correction Program, is pending, in progress or, to the Knowledge of Consonant, threatened.

(e) Neither Consonant nor any of its Subsidiaries nor any other “party in interest” or “disqualified person” with respect to any Consonant Benefit Plan has engaged in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code involving such Consonant Benefit Plan. To the Knowledge of Consonant no fiduciary has any Liability for breach of fiduciary duty or any other failure to act or comply with the requirements of ERISA, the Code or any other applicable Laws in connection with any Consonant Benefit Plan.

(f) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) result in any payment or benefit becoming due, or increase the amount of any compensation due, to any Consonant Employee, (ii) increase any benefits otherwise payable under any Consonant Benefit Plan, or (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits. Neither Consonant nor any of its Subsidiaries is a party to any contract, arrangement or plan pursuant to which it is bound to compensate any Person for any excise or other additional taxes under Section 409A or 4999 of the Code or any similar provision of Law, and to the extent that any Consonant Benefit Plan constitutes a “non-qualified deferred compensation plan” within the meaning of Section 409A of the Code, such Consonant Benefit Plan has been operated in good faith compliance with Section 409A of the Code and applicable guidance issued thereunder and has been amended to comply with Section 409A of the Code prior to January 1, 2009. No Employee of Consonant or any of its Subsidiaries with a base salary of at least $100,000 has given Consonant or any Subsidiary of Consonant any notice of an intention to, or, to the Knowledge of Consonant has any plans to, terminate his or her employment or other arrangement with Consonant or any Subsidiary of Consonant.

(g) No oral commitments have been made by an officer of Consonant with the authority to make such commitments that would preclude Consonant from amending or terminating any material Consonant Benefit Plan to the extent the Consonant Benefit Plan otherwise permits amendment or termination.

(h) All contributions (including all employer contributions and employee salary reduction contributions) or premium payments required to have been made under the terms of any Consonant Benefit Plan, and in accordance with applicable Law (including pursuant to 29 C.F.R. Section 2510.3-102), as of the date hereof have been timely made or reflected on Consonant’s financial statements in accordance with GAAP.

(i) Except for the continuation coverage requirements under COBRA or other applicable Law, neither Consonant nor its Subsidiaries have any obligations or Liability for health, life or similar welfare benefits to Consonant Employees or their respective dependents following termination of employment.

(j) Each Consonant Benefit Plan subject to the provisions of Section 401(k) or 401(m) of the Code, or both, has been tested for and to the Knowledge of Consonant, has satisfied the requirements of Section 401(k)(3), Section 401(m)(2) and Section 416 of the Code, as applicable, for each plan year ending prior to Closing.

(k) Each Consonant Benefit Plan, if any, that is maintained in a jurisdiction outside of the United States or for Employees outside of the United States has been maintained in material compliance with all applicable laws, any and all costs and liabilities associated with such plans have been reflected in Consonant’s financial statements in accordance with GAAP.

Section 4.15.  Labor Matters.

(a) Neither Consonant nor any of its Subsidiaries is or has been a party to any collective bargaining agreement or other labor union agreements, nor is any such collective bargaining agreement being negotiated. To the Knowledge of Consonant, no activities or proceedings are underway by any labor union to organize any Employees of Consonant or its Subsidiaries. No work stoppage, slowdown or labor strike against Consonant or any of its Subsidiaries is pending or threatened. Consonant and its Subsidiaries (i) have no direct or indirect Liability with respect to any misclassification of any Person as an independent contractor rather than as an employee, (ii) are in compliance in all material respects with all applicable foreign, federal, state and local

Laws respecting employment, employment practices, labor relations, employment discrimination, health and safety, terms and conditions of employment and wages and hours, and (iii) have not received any written remedial order or notice of offense under applicable occupational health and safety Law.

(b) Neither Consonant nor any of its Subsidiaries has incurred, nor do either of them reasonably expect to incur, any Liability or obligation under the Worker Adjustment and Retraining Notification Act, and the regulations promulgated thereunder, or any similar state or local Law which remains unsatisfied.

(c) There is no unfair labor practice charge or complaint against Consonant or its Subsidiaries pending or, to the Knowledge of Consonant, threatened, before the National Labor Relations Board, any court or any Governmental Authority.

(d) Consonant and each of its Affiliates are in compliance in all material respects with all applicable federal, state, local and foreign Laws concerning the employer-employee relationship, including applicable wage and hour Laws, fair employment Laws, safety Laws, workers’ compensation statutes, unemployment Laws and social security Laws. There are no pending or, to the Knowledge of Consonant, threatened actions, charges, citations or consent decrees concerning: (i) wages, compensation, bonuses, commissions, awards or payroll deductions, equal employment or human rights violations regarding race, color, religion, sex, national origin, age, disability, veteran’s status, marital status, or any other recognized class, status or attribute under any federal, state, local or foreign equal employment Law prohibiting discrimination, (ii) representation petitions or unfair labor practices, (iii) occupational safety and health, (iv) workers’ compensation, (v) wrongful termination, negligent hiring, invasion of privacy or defamation or (vi) immigration or any other claims under state or federal labor Law.

Section 4.16.  Employment Matters.

(a) Section 4.16(a) of the Consonant Disclosure Schedule contains a true, complete and correct list setting forth the name, position or title, location, citizenship, date of hire and current compensation rate (including but not limited to salary, commission and bonus compensation) for each Employee of Consonant and its Subsidiaries with a base salary of at least $100,000, indicating whether they are employed or otherwise engaged on a salaried, hourly or piecework basis.

(b) Consonant has not made any payments, and has not been and is not a party to any agreement, contract, arrangement or plan that could result in it making payments, that have resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code or in the imposition of an excise Tax under Section 4999 of the Code (or any corresponding provisions of state, local or foreign Tax Law) or that were or would not be deductible under Code Sections 162 or 404.

(c) Neither the execution of this Agreement or the other Transaction Documents nor the transactions contemplated hereby or thereby nor the carrying on of Consonant’s or its Subsidiaries’ business by the Employees of Consonant or such Subsidiaries, nor the conduct of Consonant’s or its Subsidiaries’ business as presently proposed to be conducted, will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any Contract under which any of such Employees is now obligated.

(d) To the Knowledge of Consonant, none of Consonant’s Employees or those of any of its Subsidiaries is obligated under any Contract, or subject to any Court Order, that would materially interfere with the use of his or her best efforts to promote the interests of Consonant and its Subsidiaries or that would conflict with Consonant’s or its Subsidiaries’ business as presently conducted and as presently proposed to be conducted in any material respect.

Section 4.17.  Litigation; Compliance with Laws; Licenses; Permits and Approvals.

(a) There are no, and since January 1, 2005 there have not been any, material Proceedings pending or, to the Knowledge of Consonant, threatened against, by or affecting Consonant or any Subsidiary of Consonant (or to the Knowledge of Consonant, pending or threatened against any Employee of Consonant or any Subsidiary of Consonant with respect to their business activities on behalf of Consonant or any Subsidiary of

Consonant), and neither Consonant nor any Subsidiary of Consonant is subject to or bound by any outstanding Court Order affecting the properties, assets, personnel or business activities of Consonant or its Subsidiaries. There are no material Proceedings pending or threatened against any executive officer of Consonant or any Subsidiary of Consonant and no executive officer of Consonant or any Subsidiary of Consonant is subject to or bound by any outstanding material Court Order. Neither Consonant nor any Subsidiary of Consonant has received written notice or, to the Knowledge of Consonant, is being charged with any material violation of any applicable Law relating to Consonant or any Subsidiary of Consonant or the operation of their respective businesses. There are no Proceedings pending or, to the Knowledge of Consonant, threatened that are reasonably likely to prohibit or restrain the ability of Consonant and its Subsidiaries to perform their obligations under the Transaction Documents or consummate the transactions contemplated hereby and thereby. To the Knowledge of Consonant, there are no facts or circumstances which, if known by a potential claimant or Governmental Authority, would give rise to a claim or proceeding which, if asserted or conducted with results unfavorable to Consonant or any of its Subsidiaries, would reasonably be likely to have a Consonant Material Adverse Effect.

(b) Consonant and each Subsidiary thereof is in compliance in all material respects with all Laws applicable to Consonant, each Subsidiary thereof and their respective assets. Since January 1, 2006, neither Consonant nor any Subsidiary of Consonant has received any written communication or notice from any Governmental Authority that alleges that Consonant or any Subsidiary of Consonant is not in compliance in any material respect with any material Law or Permits. Since January 1, 2006, no claims have been asserted or, to the Knowledge of Consonant, threatened in writing against Consonant or any Subsidiary of Consonant, alleging a violation of any Person’s privacy or personal information or data rights. The consummation of the transactions contemplated hereby will not materially breach or otherwise cause any material violation of any applicable Law or rule, policy, or procedure related to privacy, data protection, or the collection and use of personal information collected, used or held for use by Consonant or any Subsidiary of Consonant in the conduct of the business. Consonant and each Subsidiary of Consonant takes reasonable measures to protect such information against unauthorized access, use, modification, or other misuse. None of Consonant nor any of its Subsidiaries conducts business or sells products outside of the U.S. and, to the Knowledge of Consonant, no products of Consonant or any of its Subsidiaries are resold outside of the U.S. by any Person.

(c) Consonant and each Subsidiary thereof has all Permits or other authorizations required for the conduct of its businesses as now being conducted and as proposed to be conducted, all of which are in full force and effect, except for the lack of Permits which, individually or in the aggregate, would not reasonably be likely to result in a Consonant Material Adverse Effect. All such Permits and authorizations are listed on Section 4.17(c) of the Consonant Disclosure Schedule. There are no Proceedings pending with respect to any Permits or, to the Knowledge of Consonant, threatened with respect to any Permits.

Section 4.18.  Brokers.  Except as and only to the extent set forth on Section 4.18 of the Consonant Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Consonant.

Section 4.19.  Insurance.  Consonant and its Subsidiaries have insurance policies in full force and effect for such amounts as are sufficient for all requirements of Law and all agreements to which each of Consonant and its Subsidiaries is a party or by which they are bound. The nature and extent of Consonant’s and its Subsidiaries’ insurance coverage, to the Knowledge of Consonant, are reasonable, given the nature of the risks inherent in Consonant’s and its Subsidiaries’ business, and are customary for similarly situated businesses. Set forth in Section 4.19 of the Consonant Disclosure Schedule is a list of all insurance policies and all fidelity bonds held by or applicable to Consonant and its Subsidiaries for policy year 2009 setting forth, in respect of each such policy, the policy name, policy number, carrier, term, type and amount of coverage and annual premium. No event relating to any of Consonant or its Subsidiaries has occurred which could reasonably be expected to result in a material retroactive upward adjustment in premiums under any such insurance policies or which could reasonably be expected to result in a material prospective upward adjustment in such premiums. Excluding insurance policies that have expired and been replaced in the ordinary course of business, no insurance policy has been canceled within the last two years and, to the Knowledge of Consonant, no threat has been made to cancel any insurance policy of any of Consonant or any Subsidiary of Consonant during such period. No event has occurred, including, without limitation, the failure by any of Consonant or any Subsidiary of Consonant to give any notice or information or Consonant or any Subsidiary of Consonant giving any inaccurate or erroneous notice or information, which limits or impairs the rights of Consonant or any Subsidiary of Consonant in any material respect under any such insurance policies.

Section 4.20.  Related Party Transactions.  No Employee, director, stockholder, partner, manager or member of Consonant or any Subsidiary of Consonant, any member of his or her immediate family or any of their respective Affiliates (each, a “Consonant Related Person”) (i) owes any amount to Consonant or any Subsidiary of Consonant nor do Consonant or any Subsidiary of Consonant owe any amount to, nor have Consonant or any Subsidiary of Consonant committed to make any loan or extend or guarantee credit to or for the benefit of, any Consonant Related Person, (ii) is involved in any business arrangement or other relationship (other than customary employment relationships) with Consonant or any Subsidiary of Consonant (whether written or oral), (iii) owns any property or right, tangible or intangible, that is used by Consonant or any Subsidiary of Consonant (other than rights arising out of employment arrangements) or (iv) has any claim or cause of action against Consonant or any Subsidiary of Consonant.

Section 4.21.  Customers and Vendors.

(a) To the Knowledge of Consonant, neither Consonant nor any of its Subsidiaries has received any notice (written or otherwise) that any of its top twenty customers (measured by revenue dollars as of the fiscal year ended December 31, 2008) set forth on Section 4.21(a) of the Consonant Disclosure Schedule (such top twenty customers, the “Consonant Material Customers”) intends to, or has threatened to, terminate or reduce in any material respect its business with Consonant and its Subsidiaries, and no such Consonant Material Customer has terminated or reduced its business, or modified its existing terms in an unfavorable manner, with Consonant or its Subsidiaries in the twelve months immediately preceding the date of this Agreement.

(b) To the Knowledge of Consonant, neither Consonant nor any of its Subsidiaries has received any notice (written or otherwise) that any of its top ten vendors (measured by payment dollars as of the fiscal year ended December 31, 2008) set forth on Section 4.21(b) of the Consonant Disclosure Schedule (such top ten vendors, the “Consonant Material Vendors”) intends to, or has threatened to, terminate or reduce in any material respect its business with Consonant and its Subsidiaries, and no such Consonant Material Vendor has terminated or reduced its business with Consonant or any of its Subsidiaries, or modified its existing terms in an unfavorable manner, with Consonant or its Subsidiaries in the twelve months immediately preceding the date of this Agreement.

(c) Since June 30, 2008, to the Knowledge of Consonant, neither Consonant nor any of its Subsidiaries has received any material complaints (whether written or oral) or has been engaged in any material disputes with any of the Consonant Material Customers or Consonant Material Vendors.

Section 4.22.  Accounts Receivable.  Section 4.22 of the Consonant Disclosure Schedule sets forth a true, correct and complete listing and aging of the accounts receivable of Consonant as of December 31, 2008, determined in accordance with GAAP and which is prepared on a basis that is consistent with the presentation in the Consonant Financial Statements. All of such accounts receivable have arisen in bona fide arm’s-length transactions in the ordinary course of business. The reserves for doubtful accounts established by Consonant and reflected in Section 4.22 of the Consonant Disclosure Schedule or on the Consonant Financial Statements have been determined in accordance with GAAP.

Section 4.23.  No Prebillings or Prepayments.  Except for existing subscription products sold in the ordinary course of business consistent with past practice, neither Consonant nor any Subsidiary of Consonant has billed or will bill, and Consonant has not received any payments (in the form of retainers or otherwise) from, any of its customers or potential customers for services to be rendered or for expenses to be incurred subsequent to the Closing Date, other than any Multi-Year Contracts. To the extent that accounts receivable include pre-billed amounts, the corresponding Liabilities have been accrued on Consonant’s books in accordance with GAAP.

Section 4.24.  Inventory.  The inventories (net of returns and allowances) shown on the Consonant Financial Statements as of the Balance Sheet Date or thereafter acquired by Consonant or its Subsidiaries consist of items of a quantity and quality usable or saleable in the ordinary course of business. Since the Balance Sheet Date, Consonant and its Subsidiaries have continued to replenish inventories in a normal and customary manner consistent with past practices. Neither Consonant nor its Subsidiaries has received written or oral notice that it will experience in the foreseeable future any difficulty in obtaining, in the desired quantity and quality and at a reasonable price and upon reasonable terms and conditions, the raw materials, supplies or component products required for the manufacture, assembly or production of its products. The values (net of returns and allowances) at which inventories are carried reflect the inventory valuation policy of Consonant and its Subsidiaries, which is in accordance with GAAP applied on a consistent basis. Since the Balance Sheet Date, due provision has been made on the books of Consonant and its Subsidiaries, as applicable, in the ordinary course of business consistent with past practices to provide for all slow-moving, obsolete, or unusable inventories and such inventory reserves as of the Balance Sheet Date are adequate to provide for such slow-moving, obsolete or unusable inventory shrinkage.

Section 4.25.  Foreign Corrupt Practices Act.  Neither Consonant nor any of its Subsidiaries (including any of its directors, agents, distributors, Employees or other Person associated with or acting on its behalf) has, directly or indirectly, taken any action which would cause Consonant to be in material violation of the FCPA, and, to the Knowledge of Consonant, none of them has used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to foreign or domestic government officials or Employees, whether directly or indirectly, or made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly. Consonant and its Subsidiaries have established reasonable internal controls and procedures reasonably designed to prevent and detect violations of the FCPA.

Section 4.26.  Export Controls.  Consonant and its Subsidiaries have at all times conducted its export transactions materially in accordance with (i) all applicable U.S. export and re-export control laws and (ii) to the Knowledge of Consonant, all other applicable import/export controls in other countries in which Consonant conducts business. Without limiting the foregoing:

(a) Consonant and each of its Subsidiaries has obtained, and is in material compliance with, all Export Approvals;

(b) There are no pending or, to Knowledge of Consonant, threatened claims or legal actions against Consonant or any of its Subsidiaries with respect to such Export Approvals or with respect to the export control laws of any Governmental Authority; and

(c) No Export Approvals for the transfer of export licenses to Holdco or the Consonant Surviving Corporation are required by the consummation of the Consonant Merger, or such Export Approvals can be obtained in a reasonable timely manner without material cost and without disruption to the conduct of operations by Holdco or Consonant Surviving Corporation.

Section 4.27.  Software.  With respect to the use, operation, implementation and delivery of the software in the business of Consonant and its Subsidiaries, (i) no material capital expenditures are necessary with respect to such use other than capital expenditures in the ordinary course of business that are consistent with the past practice of Consonant and its Subsidiaries, taken as a whole, (ii) neither Consonant nor its Subsidiaries has experienced any material defects in such software, including any material error or omission in the processing of any transactions other than defects which have been corrected, and (iii) to the Knowledge of Consonant, no such software (x) contains any device or feature designed to disrupt, disable, or otherwise impair the functioning of any software or (y) is subject to the terms of any “open source” or other similar license that provides for the source code of the software to be publicly distributed or dedicated to the public.

Section 4.28.  Tax Qualification.  Neither Consonant nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact that is reasonably likely to prevent or impede the Mergers, taken together, from being treated as a transaction described in Section 351 of the Code.

Section 4.29.  Disclosure Documents.  None of the information supplied or to be supplied by Consonant and its Subsidiaries for inclusion or incorporation by reference in the Filings will, at the respective times filed with the SEC or any other regulatory agency and, in addition, (A) in the case of the Proxy Statement/Prospectus, at the date it is first mailed to Vowel’s stockholders, at the time of the Vowel Meeting and at the Effective Time and (B) in the case of the Registration Statement, when it becomes effective under the Securities Act and at the Effective Time, in each case, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Consonant in this Section 4.29 with respect to statements made or incorporated by reference in the Filings based on information supplied by Vowel and its Subsidiaries for inclusion or incorporation by reference therein.

Section 4.30.  State Takeover Statutes and Rights Plans.  Except for Section 203 of the DGCL, no “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation enacted under state or federal laws in the United States applicable to Consonant is applicable to the Reorganization or the other transactions contemplated by this Agreement. The Consonant Board has taken all actions so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in such Section 203) will not apply to Consonant or Holdco, including the execution, delivery or performance of this Agreement and the consummation of the Reorganization and the other transactions contemplated hereby.

Section 4.31.  Bank Accounts.  Section 4.31 of the Consonant Disclosure Schedule sets forth: (a) a true and complete list of the names and locations of all banks, trust companies, securities brokers and other financial institutions at which the Consonant and each Subsidiary of Consonant has an account or safe deposit box or maintains a banking, custodial, trading or other similar relationship; and (b) a true and complete list and description of each such account, safe deposit box and relationship, including in each case the account number and the names of the respective officers, Employees, agents or other similar representatives of Consonant and its Subsidiaries having signatory power with respect thereto.

Section 4.32.  Transaction Expenses.  Set forth in Section 4.32 of the Consonant Disclosure Schedule is a list as of the date hereof of the consultants, financial advisors, attorneys, accountants and other similar agents and representatives retained by Holdco, Consonant or any of their respective Subsidiaries that have provided or are providing services in connection with the transactions contemplated by this Agreement and the Transaction Documents. The fees, costs and expenses of such consultants, financial advisors, attorneys, accountants and other similar agents and representatives, whether accrued, incurred or paid as of the date hereof or hereafter, but in each case, only to the extent for services that are performed or rendered since November 1, 2008 and are reasonably related to the transactions contemplated by this Agreement and the Transaction Documents, are referred to herein as the “Consonant Transaction Expenses”. With respect to the fees and expenses of Consonant’s attorneys and accountants, the term ‘‘Consonant Transaction Expenses” shall be based solely on such advisors’ hours actually worked and regular hourly rates, and shall not include any premiums, bonus or other fees based on successful completion of any of the transactions contemplated by this Agreement or the Transaction Documents.

ARTICLE IV-A

REPRESENTATIONS AND WARRANTIES OF HOLDCO

Holdco hereby represents and warrants as of the date hereof and as of the Effective Time, to Consonant and Vowel as follows:

Section 4A.1  General.  Holdco was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Prior to the Effective Time, Holdco shall have conducted its operations only for the purpose of consummating the transactions contemplated by this Agreement, and will have incurred no liabilities or obligations other than as contemplated herein or for such purpose. From and after the date hereof through the Effective Time, Holdco shall directly own all of the equity securities of the Merger Subsidiaries.

Section 4A.2  Corporate Organization.  Holdco is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all necessary corporate power and authority to carry on its business as now being conducted. Holdco has delivered or made available to Vowel a copy of its certificate of incorporation and by-laws (the ‘‘Holdco By-Laws”), and each such copy is true, correct and complete and such instrument is in full force and effect as of the date hereof.

Section 4A.3  Capitalization.

(a) On the date hereof the authorized capital stock of Holdco consists of 1,000 shares of Common Stock, all of which are issued and outstanding. On the Closing Date, in accordance with the Holdco Certificate of Incorporation, the authorized capital stock of Holdco will consist of 150,000,000 shares of Holdco Common Stock and 15,000,000 shares of preferred stock, $0.001 par value per share (“Holdco Preferred Stock”). No shares of Holdco Preferred Stock will be issued and outstanding as of the Effective Time. All outstanding shares of Holdco Common Stock are duly authorized, validly issued, fully-paid and non-assessable, and are not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL or any Contract to which Holdco is a party or otherwise bound.

(b) There are no bonds, debentures, notes or other indebtedness of Holdco having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Holdco Common Stock may vote (“Voting Holdco Debt”). Except as provided in this Agreement, there are no options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance, commitments, Contracts, arrangements or undertakings of any kind to which Holdco is a party or by which Holdco is bound (i) obligating Holdco to issue, deliver or sell, or cause to be issued, delivered or sold, additional Holdco Common Stock, Holdco Preferred Stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any Holdco Common Stock, Holdco Preferred Stock or other equity interest in, Holdco or any Voting Holdco Debt or (ii) obligating Holdco to issue, grant or enter into any such option, warrant, right, security, commitment, Contract, arrangement or undertaking. There are no outstanding contractual obligations of Holdco to repurchase, redeem or otherwise acquire any Holdco Common Stock, Holdco Preferred Stock or other equity interests of Holdco. Except as provided in this Agreement, there are no stockholders agreements, voting trusts, Contracts or other commitments, arrangements or undertakings relating to the voting or disposition of any Holdco Common Stock, Holdco Preferred Stock or granting any Person or group of Persons the right to elect or to designate or nominate for election a director to the Holdco Board.

Section 4A.4  Authority.

(a) Holdco has requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The Holdco Board has validly approved the execution, delivery and performance of this Agreement, the other Transaction Documents to which Holdco is a party and the consummation of the transactions contemplated hereby and thereby including the Mergers. This Agreement and the other Transaction Documents to which Holdco is a party have been duly and validly executed and delivered by Holdco and constitute the valid and binding agreements of Holdco enforceable against Holdco in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b) The execution, delivery and performance by Holdco of this Agreement and the other Transaction Documents to which it is a party do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Authority, other than (i) the filing of the Certificates of Merger, (ii) compliance with the applicable requirements of the HSR Act, (iii) compliance with the applicable requirements of the Securities Act and the Exchange Act, including the filing of the Proxy Statement/Prospectus, (iv) to the extent provided in Section 5.15 hereof, filing and approval of a listing application with a national securities exchange, and (v) compliance with any applicable foreign or state securities or blue sky laws and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not (A) individually or in the aggregate have a material adverse effect on Holdco or (B) prevent or delay the consummation of the Mergers.

Section 4A.5  No Conflicts.  The execution, delivery and performance by Holdco of this Agreement and the other Transaction Documents to which Holdco is a party and the consummation by Holdco or its Subsidiaries of the Mergers and the other transactions contemplated hereby and thereby do not and will not (i) contravene or conflict with the organizational or governing documents of Holdco or any of its Subsidiaries, (ii) contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to Holdco or any of its Subsidiaries or any of their respective properties or assets, or (iii) result in any breach or violation of, or constitute a default (with or without notice or lapse of time, or both) or an event of default under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, any loan, guarantee of indebtedness or credit agreement or Contract binding upon Holdco or any of its Subsidiaries or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Holdco or any of its Subsidiaries, except in the case of clauses (ii) and (iii), for such matters as would not, (A) individually or in the aggregate, reasonably be expected to have a material adverse effect on Holdco or (B) prevent or delay the consummation of the Mergers.

Section 4A.6  Disclosure Documents.  None of the information supplied or to be supplied by Holdco for inclusion or incorporation by reference in the Filings will, at the respective times filed with the SEC or any other regulatory agency and, in addition, (A) in the case of the Proxy Statement/Prospectus, at the date it is first mailed to Vowel’s stockholders, at the time of the Vowel Meeting and at the Effective Time and (B) in the case of the Registration Statement, when it becomes effective under the Securities Act and at the Effective Time, in each case, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Holdco in this Section 4A.6 with respect to statements made or incorporated by reference in the Filings based on information supplied by Vowel or its Subsidiaries for inclusion or incorporation by reference therein.

ARTICLE V

COVENANTS

Section 5.1.  Conduct of Business by Consonant, Holdco and Vowel.

(a) From and after the date hereof through and including the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the ‘‘Termination Date”), and except (i) as may be required by applicable Law, (ii) as may be agreed in writing by Consonant or Vowel (which agreement by either Party shall not be unreasonably withheld, conditioned or delayed), (iii) as may be expressly required or permitted by this Agreement or the other Transaction Documents, including without limitation pursuant to Sections 2.4, 2.5 and 5.21, (iv) solely with respect to Vowel and its Subsidiaries, as set forth in Section 5.1(a) of the Vowel Disclosure Schedule or (v) solely with respect to Consonant and its Subsidiaries, as set forth in Section 5.1(a) of the Consonant Disclosure Schedule, each of Vowel and Consonant covenants and agrees with the other and Holdco that the business of such Party and its Subsidiaries shall be conducted in the ordinary course of business consistent with past practice in all material respects and such Party shall use its reasonable best efforts to maintain and preserve its business organization (and the business organization of its Subsidiaries) and to retain the services of its (and its Subsidiaries’) officers and key employees and maintain its (and its Subsidiaries’) relationships with customers, suppliers, lessees, licensees and other third parties to the end that its goodwill and ongoing business shall not be impaired in any material respect. From and after the date hereof through and including the Effective Time or the earlier Termination Date, as applicable, Holdco shall not amend its certificate of incorporation or by-laws as in effect on the date hereof, have any operations, incur or suffer any material Liabilities, or enter into any transactions or agreements with any Person (including transactions involving the incurrence of indebtedness or issuance of equity securities) except: (u) as set forth in Section 5.1(a) of the Consonant Disclosure Schedule; (v) Holdco may amend and restate its Certificate of Incorporation in its entirety in the form of the Amended and Restated Certificate of Incorporation attached hereto as Exhibit H (the “Holdco Certificate of Incorporation”) which amendment and restatement shall be effective prior to the Effective Time; (w) Holdco may issue a note to VSS-Consonant Holdings III in the form attached hereto as Exhibit Q (the ‘‘Holdco Note”) to the extent VSS-Consonant Holdings III loans Holdco the funds to pay the Vowel Transaction Expenses pursuant to Section 7.3(a) or the Vowel Expense Reimbursement Amount pursuant to Section 2.3(a) hereof, (x) as may be required by applicable Law, (y) as may be agreed in writing by Consonant and Vowel (which agreement by either Party shall not be unreasonably withheld, conditioned or delayed) and (z) as expressly contemplated by this Agreement or the Transaction Documents.

(b) Subject to the exceptions contained in clauses (i) through (v) of Section 5.1(a), each of Vowel and Consonant agrees with the other that from and after the date hereof and through and including the Effective Time or the earlier Termination Date, if applicable, without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), it:

(i) shall not, and shall not permit (subject to legal or contractual obligations) any of its Subsidiaries, to, directly or indirectly, authorize, set aside or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of such Party or its Subsidiaries), except dividends and distributions paid or made by such Subsidiaries to either Vowel, Consonant or Holdco (or any of their respective Subsidiaries), as the case may be;

(ii) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for any such transaction by a wholly owned Subsidiary of such Party which remains a wholly owned Subsidiary after consummation of such transaction;

(iii) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, except in each case (i) in connection with any Benefit Plan, and/or (ii) pursuant to the terms of any Vowel Stock Options;

(iv) except as required by (x) written agreements in effect on the date hereof or (y) any Benefit Plan or as otherwise required by applicable Law (including Section 409A of the Code), shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, (A) increase the compensation or other benefits payable or provided to its executive officers and/or directors or those of any of its Subsidiaries; (B) increase the compensation or other benefits payable or provided to its other employees or any of its Subsidiaries, other than in the ordinary course of business consistent with past practice, but in no event shall the sum of all such increases for a Party and its Subsidiaries exceed an aggregate of $100,000; (C) enter into or amend in any material respect any employment, change of control, severance or retention agreement (or any other terms of employment) with any of its employees, directors or officers or those of its Subsidiaries, except for severance agreements entered into with employees (other than executive officers) in the ordinary course of business in connection with terminations of employment providing severance payments of no more than two weeks salary plus an additional one week salary for each year of employment with such Party or its Subsidiaries; or (D) except as permitted pursuant to clause (C) above, establish, adopt, enter into or amend any collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any of its current or former directors, officers or employees or those of any of its Subsidiaries, or any of their respective beneficiaries, except as is required to comply with Section 409A of the Code;

(v) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, enter into or make any loans to any of its employees, officers or directors or those of its Subsidiaries (other than routine advances for business expenses in the ordinary course of business consistent with past practice) or make any material change in its existing borrowing or lending arrangements for or on behalf of any of such Persons;

(vi) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, adopt any amendments to its certificate of incorporation or by-laws or similar applicable charter documents;

(vii) except for transactions among such Party and its wholly owned Subsidiaries or among such Party’s wholly owned Subsidiaries, shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in such Party or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities, other than in the case of Vowel, (x) issuances of shares of Vowel Common Stock in respect of any exercise of Vowel Stock Options or in respect of the settlement of any Vowel Stock-Based Awards, in each case, outstanding on the date hereof or as may be granted after the date hereof as required by written agreements in effect on the date hereof or Vowel Benefit Plans and set forth in Section 5.1(b)(vii) of the Vowel Disclosure Schedule, or (y) the acquisition of shares of Vowel Common Stock from a holder of a Vowel Stock Option or Vowel Stock-Based Award in satisfaction of withholding obligations or in payment of the exercise price;

(viii) except for transactions among such Party and its wholly owned Subsidiaries or among such Party’s wholly owned Subsidiaries, and except in the ordinary course of business consistent with past practice, it shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares of its or any Subsidiary’s capital stock or any rights, warrants or options to acquire any such shares;

(ix) except for transactions among such Party and its wholly owned Subsidiaries or among such Party’s wholly owned Subsidiaries, shall not, directly or indirectly, sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject or suffer to exist to any Lien (other than Permitted Liens) or otherwise dispose of any material portion of its properties or assets, including the capital stock of Subsidiaries, except (A) pursuant to agreements in effect prior to the date hereof; or (B) as may be required by applicable Law or any Governmental Authority in order to permit or facilitate the consummation of the transactions contemplated hereby;

(x) shall not and shall not permit any of its Subsidiaries to, directly or indirectly, incur any Liability for any capital expenditure which is not paid, discharged or satisfied in full prior to the Closing Date or which such Party or any of its Subsidiaries is otherwise required to pay, discharge or satisfy after the Closing Date, other than those capital expenditures set forth in such Party’s budget attached to Section 5.1(b)(x) of the Vowel Disclosure Schedule and attached to Section 5.1(b)(x) of the Consonant Disclosure Schedule, as applicable;

(xi) except for transactions among such Party and its wholly owned Subsidiaries or among such Party’s wholly owned Subsidiaries, shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, acquire by merger or consolidation, make an investment in or loan, advance or extension of credit to, or, directly or indirectly, by any other means, any business, whether a corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof;

(xii) shall not, directly or indirectly, incur, assume, guarantee, or become obligated with respect to any indebtedness for borrowed money except for (A) transactions among such Party and its wholly owned Subsidiaries or among such Party’s wholly owned Subsidiaries; (B) indebtedness for borrowed money incurred to replace, renew, extend, refinance or refund any existing indebtedness, and in any such case, on materially no less favorable terms and in principal amount no greater than the outstanding principal amount of the indebtedness being replaced, renewed, extended, refinanced or refunded; and (C) indebtedness for borrowed money incurred pursuant to agreements in effect prior to the date hereof and described in the Vowel Disclosure Schedule or the Consonant Disclosure, as the case may be;

(xiii) shall not, directly or indirectly, enter into, renew or amend in any material respect any transaction, agreement, arrangement or understanding between (A) the Party or any of its Subsidiaries, on the one hand; and (B) any affiliate of the Party (other than any of the Party’s Subsidiaries), on the other hand, of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act (treating Consonant as if it were subject to such disclosure requirements), except that the foregoing prohibitions shall not apply to any transactions or agreements expressly set forth on

Section 5.1(b)(xiii) of the Consonant Disclosure Schedule attached hereto that are entered into between or among Consonant and (x) its Subsidiaries or (y) the VSS Funds and their Affiliates;

(xiv) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, enter into, or materially amend, modify or fail to renew, any Vowel Material Contract or Consonant Material Contract, as the case may be, or waive, release, grant, assign or transfer any of its material rights or claims thereunder, except (x) any such actions taken in the ordinary course of business consistent with past practice (provided that any action consisting of entering into a Multi-Year Contract between the date hereof and the earlier of the Effective Time or the Termination Date shall not be covered by this clause (x) but shall be permitted without consent if permitted by clause (y)) or (y) in the case of entering into any Multi-Year Contract, to the extent such Multi-Year Contract’s discounts and gross profitability (measured on an accounting basis consistent with GAAP) are consistent in all material respects with other similarly sized single-year and multi-year transactions entered into by Vowel prior to the date hereof;

(xv) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, (A) waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that do not create obligations of such Party or its Subsidiaries other than the payment of monetary damages not in excess of $2,500,000 in the aggregate since the date hereof (excluding amounts to be paid under existing insurance policies or renewals thereof or any amounts reflected or reserved against in such Party’s consolidated audited balance sheet as of the Balance Sheet Date), or (B) otherwise pay, discharge or satisfy any claims, liabilities or obligations in excess of such amount;

(xvi) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, make any material change in any method of financial accounting or make any material Tax election other than changes required by GAAP or applicable Law;

(xvii) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, (A) enter into any agreement to purchase or sell any interest in real property or grant a security interest in any real property, or (B) enter into any material lease, sublease or other occupancy agreement with respect to any real property or materially alter, amend, modify or terminate the terms of any lease for real property;

(xviii) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other corporate reorganization;

(xix) in the case of Consonant, shall not, and shall not permit any of its Subsidiaries to, modify, amend or obtain a waiver of any of the material terms of the Credit Agreements or take (or omit to take) any other action under the Credit Agreements, to the extent (i) set forth in Section 5.1(b)(xix) of the Consonant Disclosure Schedule, or (ii) any such modification, amendment, waiver, act or omission would be reasonably likely to result in a Consonant Material Adverse Effect;

(xx) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, knowingly take any action that will likely result in the representations and warranties set forth in (A) with respect to Vowel, Article III and (B) with respect to Consonant, Article IV, becoming false or inaccurate in any material respect; and

(xxi) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, agree, in writing or otherwise, to take any of the foregoing actions.

Section 5.2.  Access.

(a) Each of Consonant and Vowel shall afford to the officers, directors, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives of the other Party and its Subsidiaries (collectively, “Representatives”) reasonable access during normal business hours upon reasonable notice and as coordinated through such Party’s General Counsel, Chief Financial Officer or other authorized representative throughout the period prior to the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries properties, contracts, commitments, books and records. In addition, Consonant, Holdco and Vowel shall (and shall cause each of their respective Subsidiaries to) furnish promptly to the other Party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities Laws and (ii) all other information concerning its business, finances, operations, properties, assets and personnel as the requesting Party may reasonably request. The foregoing notwithstanding, neither Consonant nor Vowel shall be required to afford such access if it determines in good faith that such access would constitute a violation of any applicable Law.

(b) Each of Vowel and Consonant agree that all information provided to the other Party or its Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be “Evaluation Material,” as such term is used in, and shall be treated in accordance with, the Confidentiality Agreements.

Section 5.3.  Vowel No Solicitation.

(a) Subject to Section 5.3(b), Vowel agrees that neither it nor any Subsidiary of Vowel shall, and that it shall cause its and their respective Representatives not to, directly or indirectly, (i) initiate, solicit, encourage or facilitate (including by way of furnishing information) any inquiries, proposals or offers (including any proposal from or offer to Vowel’s stockholders) that will lead to or would constitute a Vowel Alternative Proposal or any inquiry, proposal or offer (including any proposal from or offer to Vowel’s stockholders) that is reasonably likely to lead to a Vowel Alternative Proposal; (ii) engage, continue or participate in any negotiations concerning, or provide or cause to be provided any information or data relating to Vowel or any of its Subsidiaries in connection with, or have any discussions with any Person relating to, or that is reasonably likely to lead to, a Vowel Alternative Proposal; (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Vowel Alternative Proposal or a Vowel Superior Proposal; or (iv) execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any Vowel Alternative Proposal or a Vowel Superior Proposal; provided, however, it is understood and agreed that any determination or action by the Vowel Board permitted under Section 5.3(b) or (c), shall not, in and of itself, be deemed to be a breach or violation of this Section 5.3(a) or, in the case of Section 5.3(b), give Consonant a right to terminate this Agreement pursuant to Section 7.1(h). Vowel shall, and shall cause its Representatives to, cease immediately all discussions and negotiations with any Person conducted heretofore regarding any proposal that constitutes, or may reasonably be expected to lead to, a Vowel Alternative Proposal or a Vowel Superior Proposal, and immediately after the public announcement of this Agreement shall request the prompt return or destruction of all confidential information previously furnished to such Person(s) within the last three months for the purpose of evaluating a possible Vowel Alternative Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.3(a) by any Representative or Affiliate of Vowel or any Subsidiary, whether or not such Person is purporting to act on behalf of Vowel or any Subsidiary or otherwise, shall be deemed to be a breach of this Section 5.3(a) by Vowel.

(b) Notwithstanding anything to the contrary in Section 5.3(a), at any time prior to the Vowel Stockholder Approval, Vowel may, in response to an unsolicited written Vowel Alternative Proposal received after the date hereof (so long as such Vowel Alternative Proposal did not result from a breach of Section 5.3(a) by Vowel, any of its Subsidiaries or any of their respective Representatives or Affiliates), if the Vowel Board determines, in good faith, after consultation with its financial advisors, that such Vowel Alternative Proposal constitutes or is reasonably expected to lead to a Vowel Superior Proposal and with respect to which the Vowel Board determines in good faith, after consulting with its outside legal counsel, that such action is required in order for the Vowel Board to comply with its fiduciary obligations to the Vowel stockholders under applicable Law, (A) furnish non-public information with respect to Vowel and its Subsidiaries to the Person making such Vowel Alternative Proposal and its Representatives and potential debt and equity financing sources pursuant to a customary confidentiality agreement (in accordance with the provisions of Section 5.3(e)), and (B) participate in discussions or negotiations with such Person and its Representatives regarding such Vowel Alternative Proposal; provided, however, that (i) Vowel shall contemporaneously provide or make available to Consonant (subject to the Vowel Confidentiality Agreement) any non-public information concerning Vowel or any of its Subsidiaries that is provided to the Person making such Vowel Alternative Proposal or its Representatives which was not previously provided or made available to Consonant (in which case, Vowel shall so advise

Consonant that such was previously provided), and (ii) the Person making such Vowel Alternative Proposal becomes party to a confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic information furnished to such Person on Vowel’s behalf that is no less favorable to Vowel than the Vowel Confidentiality Agreement.

(c) Except as set forth in this Section 5.3(c), neither the Vowel Board nor any committee thereof shall (i) withdraw or modify in a manner adverse to Consonant or publicly propose to withdraw or modify in a manner adverse to Consonant, the Vowel Recommendation, (ii) approve, recommend or take any position other than to recommend rejection (including modifying any recommendation of rejection) of, any Vowel Alternative Proposal, (iii) cause or permit Vowel or any of its Subsidiaries to enter into (or publicly propose that Vowel or any of its Subsidiaries enter into) approve or recommend any letter of intent, agreement in principle, acquisition agreement, option agreement or similar agreement constituting or relating to, or that is intended to be or would reasonably be likely to result in, any Vowel Alternative Proposal or Vowel Superior Proposal or (iv) approve or recommend, or publicly propose to approve, endorse or recommend any Vowel Alternative Proposal or Vowel Superior Proposal or any agreement, understanding or arrangement relating to any Vowel Alternative Proposal or Vowel Superior Proposal, except for a confidentiality agreement referred to in Section 5.3(b) entered into in the circumstances referred to in Section 5.3(b). Notwithstanding anything to the contrary contained herein, prior to receipt of the Vowel Stockholder Approval, the Vowel Board shall be permitted (i) not to recommend to Vowel’s stockholders approval and adoption of this Agreement and the Vowel Merger, (ii) to withdraw or modify (in a manner adverse to Consonant) the Vowel Recommendation (a ‘‘Change of Vowel Recommendation”), (iii) to approve or recommend any Vowel Superior Proposal and/or (iv) take any other actions that would otherwise be prohibited under the first sentence of this Section 5.3(c), but only if (A) Vowel, its Subsidiaries and their respective Representatives and Affiliates have complied with the terms of this Section 5.3, (B) Vowel has received an unsolicited Vowel Alternative Proposal which the Vowel Board (or any committee thereof) determines in good faith, after consultation with its financial advisors, constitutes a Vowel Superior Proposal, (C) the Vowel Board (or any committee thereof) determines in good faith, after consultation with its outside legal counsel, that such action is required in order for the Vowel Board to comply with its fiduciary obligations to the Vowel stockholders under applicable Law, (D) Vowel has delivered a prior written notice advising Consonant and Holdco that it intends to take such action (which notice shall include a copy of any materials and terms and conditions provided to Vowel by the Person making the Vowel Superior Proposal, including the identity of such Person) and (E) during the four (4) Business Day period following receipt by Consonant and Holdco of such written notice, Vowel and its Representatives shall negotiate in good faith with Consonant and/or Holdco and their respective Representatives to make such adjustments to the terms and conditions of this Agreement so that such Vowel Superior Proposal ceases to constitute a Vowel Superior Proposal or does not require the Vowel Board to make a Change of Vowel Recommendation in order to comply with its fiduciary obligations to the Vowel stockholders under applicable Law and (F) following the end of such four (4) Business Day period, the Vowel Board shall have determined in good faith after consultation with its financial advisors, taking into account any adjustments proposed by Consonant and/or Holdco to Vowel to the terms of this Agreement, that the Vowel Superior Proposal giving rise to such notice continues to constitute a Vowel Superior Proposal. Vowel acknowledges and agrees that each successive modification to the financial terms or other material terms of a Vowel Alternative Proposal that is determined to be a Vowel Superior Proposal shall be deemed to constitute a new Vowel Superior Proposal for purposes of this Section 5.3(c) and shall require a new compliance with the second sentence of this Section 5.3(c) (and, for the avoidance of doubt, shall require a new four (4) Business Day notice period following Consonant’s receipt of notice of, and all materials relating to, such modified Vowel Alternative Proposal that is determined to be a Vowel Superior Proposal).

(d) Nothing contained in Section 5.3 shall be deemed to prohibit Vowel from taking and disclosing to its stockholders a position with respect to a tender offer contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012 of Regulation M-A promulgated under the Exchange Act or from making any disclosure to Vowel’s stockholders if, in the good faith judgment of the Vowel Board, after consultation with its outside legal counsel, the making of such disclosure is required to comply with such rules and regulations; provided, however, in no event shall Vowel, the Vowel Board or any committee thereof take, or agree or resolve to take, any action prohibited by Section 5.3(c). Nothing in this Section 5.3 shall prohibit Vowel or the Vowel Board from making any “stop, look and listen” communications to the stockholders of Vowel as limited by and pursuant to Rule 14d-9(f) of the Exchange Act and such communication shall not constitute a Change of Vowel Recommendation under this Agreement (including Article VII); provided, however, that in no event shall Vowel, the Vowel Board or any committee thereof take, or agree or resolve to take, any action prohibited by Sections 5.3(a) or (c).

(e) Vowel promptly (and in any event within 24 hours) shall advise Consonant orally and in writing of (i) any inquiries, proposals or offers reasonably expected to lead to a Vowel Alternative Proposal, (ii) any request for information relating to Vowel or its Subsidiaries reasonably expected (in the good faith judgment of the Vowel Board) to lead to a Vowel Alternative Proposal and (iii) any inquiry or request for discussion or negotiation that would reasonably be expected to result in a Vowel Alternative Proposal, including in each case a copy of the materials (including, without limitation, any written inquiry, term sheet, letter of intent, proposal, offer or other indication of interest) provided to Vowel by such Person, the identity of the Person making any such Vowel Alternative Proposal, indication, inquiry, offer or request reasonably expected to lead to a Vowel Alternative Proposal and the material terms and conditions of any such Vowel Alternative Proposal or indication, inquiry or offer reasonably likely to lead to a Vowel Alternative Proposal. Vowel shall keep Consonant and Holdco reasonably informed on a reasonably current basis of the status and details (including any material changes to the terms thereof) and material discussions or negotiations regarding any such Vowel Alternative Proposal, indication, inquiry or offer reasonably likely to lead to a Vowel Alternative Proposal or any material developments relating thereto and promptly provide Consonant and Holdco with all copies of all written material communications and other material documents that reflect the terms of such Vowel Alternative Proposal, indication, inquiry or offer reasonably likely to lead to a Vowel Alternative Proposal (Vowel agreeing that it shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement which prohibits Vowel from providing such information to Consonant).

Section 5.4.  Filings; Other Actions.

(a) As promptly as reasonably practicable following the date of this Agreement, each of Vowel, Consonant and Holdco shall cooperate in preparing the Registration Statement and Holdco shall cause the Registration Statement to be filed with the SEC upon approval thereof by Vowel and Consonant, such approval not to be unreasonably withheld, delayed or conditioned. The Proxy Statement/Prospectus will be included in the Registration Statement as a prospectus and will constitute a part of the Registration Statement. Subject to Section 5.3(c), the Proxy Statement/Prospectus shall contain the Vowel Recommendation. Each of Vowel, Consonant and Holdco shall use commercially reasonable efforts to respond to any comments of the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to cause the Proxy Statement/Prospectus in definitive form to be mailed to Vowel’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Each of Vowel, Consonant and Holdco will notify the other parties, as promptly as practicable after the receipt thereof, of any written comments, and advise each other of any oral comments, from the SEC or its staff and of any request by the SEC or its staff or any other Governmental Authority for amendments or supplements to the Filings or for additional information, and will supply the other parties with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC, or its staff or any other Governmental Authority, on the other hand, with respect to the Filings, the transactions contemplated by this Agreement or the shares of Holdco Common Stock issuable pursuant to the Mergers. Vowel, Consonant and Holdco shall cooperate and provide the other Parties with a reasonable opportunity to review and comment on any amendment or supplement to the Filings prior to filing such with the SEC, and each will provide each other with a copy of all such filings made with the SEC. No amendment or supplement to any Filing will be made by Vowel or Consonant without the prior approval of Holdco (not to be unreasonably withheld or delayed), except as required by Law and then only to the extent necessary, or without providing the other parties the opportunity to review and comment thereon; provided, however, that Vowel, in connection with a Change of Vowel Recommendation, may amend or supplement the Filings (including by incorporation by reference) to effect such a Change of Vowel Recommendation. Holdco shall advise Consonant and Vowel promptly after it receives notice thereof, of the time when the Registration Statement has been declared effective or any supplement or amendment has been filed, the issuance of any stop order, or the suspension of the qualification of Holdco Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction. If, at any time prior to the Effective Time, any information relating to the Parties, or any of their respective Subsidiaries, Affiliates, officers or directors should be discovered by the Parties which should be set forth in an amendment or supplement to the Filings so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or an event occurs which is required to be set forth in an amendment or supplement to the Filings, the Party that discovers such information shall promptly notify the other Party and an amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to Vowel’s stockholders. Holdco, Consonant and Vowel shall furnish Lowenstein Sandler PC and/or McDermott Will & Emery LLP, as applicable, with executed representation letters in form and substance reasonably acceptable to such counsel to support opinions by each of Lowenstein Sandler PC and McDermott Will & Emery LLP addressed to Holdco to be filed as Exhibits 8.1 and 8.2 to the Registration Statement.

(b) As promptly as practicable after the date of this Agreement, the Parties shall prepare and file any other filings required under the Exchange Act, the Securities Act or any other federal or state securities Law relating to the Mergers and the other transactions contemplated by this Agreement.

(c) Subject to the other provisions of this Agreement, including without limitation Section 5.3(c) and Section 7.1 (and for avoidance of doubt, subject to termination of this Agreement pursuant to Section 7.1(f)), as soon as is reasonably practicable following the date (the “SEC Effective Date”) upon which the Registration Statement becomes effective with the SEC, (i) Vowel shall, regardless of any Change of Vowel Recommendation, take all action necessary in accordance with the DGCL and its certificate of incorporation and by-laws to duly call, give notice of, convene and hold a meeting of its stockholders as promptly as reasonably practicable following the mailing of the Proxy Statement/Prospectus for the purpose of obtaining the Vowel Stockholder Approval (the “Vowel Meeting”), it being understood that Vowel shall use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed not more than ten (10) calendar days after the SEC Effective Date, and (ii) subject to a Change of Vowel Recommendation in accordance with Section 5.3(c), the Vowel Board shall make the Vowel Recommendation (a statement to such effect shall be contained in the Proxy Statement/Prospectus) and Vowel shall use its commercially reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and approval of the transactions contemplated hereby, provided, the foregoing shall not prohibit accurate disclosure (and such disclosure shall not be deemed to be a Change of Vowel Recommendation) of factual information regarding the business, financial condition or results of operations of Consonant or Vowel or the fact that a Vowel Alternative Proposal has been made, the identity of the party making such proposal or the material terms of such proposal (but not in the Proxy Statement/Prospectus), to the extent Vowel’s Board, in good faith after consultation with its outside legal counsel, determines that such information, facts, identity or terms is required to comply with its fiduciary obligations to the Vowel stockholders under applicable Law and, provided, further, that the Vowel Board may only make a Change of Vowel Recommendation in accordance with Section 5.3(c).

(d) Notwithstanding Sections 5.4(a) or (c), if on a date for which the Vowel Meeting is scheduled (the “Vowel Meeting Original Date”), Vowel has not received proxies representing a sufficient number of shares of Vowel Common Stock to adopt this Agreement, Vowel shall have the right to postpone or adjourn the Vowel Meeting to a date which shall not be more than 45 days after the Vowel Meeting Original Date. If Vowel continues not to receive proxies representing a sufficient number of shares of Vowel Common Stock to adopt this Agreement, Vowel may make one or more successive postponements or adjournments of the Vowel Meeting as long as the date of the Vowel Meeting is not postponed or adjourned more than an aggregate of 45 days from the Vowel Meeting Original Date in reliance on this subsection. In the event that the Vowel Meeting is adjourned or postponed as a result of applicable Law, including the need to supplement the Proxy Statement/Prospectus, any days resulting from such adjournment or postponement shall not be included for purposes of the calculations of numbers of days pursuant to this Section 5.4.

Section 5.5.  Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, each of the Parties shall use all commercially reasonable efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Mergers and the other transactions contemplated by this Agreement, including (i) obtaining all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods, including the Vowel Specified Approvals and the Consonant Specified Approvals, from Governmental Authorities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any Governmental Authority, (ii) obtaining all necessary consents, approvals or waivers from third parties, and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement; provided, however, that, except as otherwise expressly provided in this Agreement, in no event shall Vowel or any of its Subsidiaries, or Consonant or any of its Subsidiaries or Holdco be required to pay prior to the Effective Time any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the transactions contemplated by this Agreement under any contract or agreement in excess of $500,000.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, the Parties shall (i) promptly, but in no event later than fifteen (15) Business Days after the date hereof (or such later date as may be mutually agreed in writing by the Parties), file any and all required Notification and Report Forms under the HSR Act with respect to the Mergers and the other transactions contemplated by this Agreement, and use commercially reasonable efforts to cause the expiration or termination of any applicable waiting periods under the HSR Act; (ii) use commercially reasonable efforts to cooperate with each other in (x) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers, clearances, approvals, and expirations or terminations of waiting periods are required to be obtained from, any third parties or other Governmental Authorities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (y) timely making all such filings and timely seeking to obtain all such consents, permits, authorizations or approvals; (iii) supply to any Governmental Authorities as reasonably promptly as practicable any additional information or documents that may be requested pursuant to any Law or by such Governmental Authority; and (iv) take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including taking all such further action as may be necessary promptly to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction or any other Person may assert under any Law with respect to the transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Authority with respect to the Mergers so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Outside Date); provided, however, that nothing contained in this Agreement shall be deemed to require any Party or any Subsidiary or Affiliate thereof to agree to any Action of Divesture.

(c) Subject to applicable legal limitations and the instructions of any Governmental Authority and the Confidentiality Agreements, Vowel and Consonant shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other communications received by Vowel or Consonant or any of their respective Affiliates, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Authority with respect to such transactions. Vowel and Consonant shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Authority. Each of Vowel and Consonant agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Authority in connection with the proposed transactions unless it consults with the other party in advance and, to the extent not prohibited by a Governmental Authority, gives the other party the opportunity to attend and participate.

(d) In furtherance and not in limitation of the covenants of the Parties contained in Section 5.5(b), if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Law, each of Vowel and Consonant shall cooperate in all respects with each other and shall use their respective commercially reasonable efforts to contest and resist any such Proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Mergers and the other transactions contemplated by this Agreement.

(e) Notwithstanding the provisions of Sections 5.5(a)-(d), to the extent that a Party or its Affiliates has confidential information contained in any filing with or correspondence to a Governmental Authority, such Party shall not be required to share such portion of such filing or correspondence with the other Party. A Party may request entry into a joint defense agreement as a condition to providing any materials to another Party in connection with the matters covered by Sections 5.5(a)-(d) and, upon receipt of that request, the Parties shall work in good faith to enter into a joint defense agreement to create and preserve attorney-client privilege in a form and in substance mutually acceptable to the Parties.

Section 5.6.  Takeover Statute.  Subject to the provisions of this Agreement, if any “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover statute or regulation shall become applicable to the transactions contemplated hereby after the date hereof, each of Vowel and Consonant and the members of their respective Boards of Directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on transactions contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the Mergers and the other transactions contemplated hereby.

Section 5.7.  Public Announcements.  Subject to Section 5.4(a) of this Agreement and except in connection with a Change of Vowel Recommendation, Holdco, Vowel and Consonant will consult with and provide each other the opportunity to review and comment upon any press release or other public statement, comment or filing and will obtain the approval of the other, such approval not to be unreasonably withheld, conditioned or delayed, prior to the issuance of such press release or other public statement or comment or the making of any filing relating to this Agreement or the transactions contemplated herein and shall not issue any such press release or other public statement or comment, or make any such filing, prior to such consultation and approval except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange, in which case the Parties will use their reasonable best efforts to consult with the other Parties in advance of any such press release or other public statement, comment or filing. The executive officers of Holdco, Consonant and Vowel will cause their respective employees, Representatives and Subsidiaries to comply with this Section 5.7. Holdco, Consonant and Vowel agree to issue a joint press release announcing this Agreement in form and substance mutually agreeable to Holdco, Consonant and Vowel.

Section 5.8.  Indemnification and Insurance.

(a) Prior to the Effective Time, Vowel shall purchase a six-year extended reporting period (“tail”) to report claims under its then existing directors’ and officers’ (“D&O”) insurance policies (“D&O Program”) and its fiduciary liability insurance policies (“Fiduciary Program”) arising out of or pertaining to any action or omission occurring on or prior to the Effective Time (including any which arise out of or relate to the transaction contemplated by this Agreement and the Transaction Documents), all on terms no less favorable than such insurance then maintained in effect by Vowel or its Subsidiaries, including, without limitation, in terms of coverage and amount, except that the tail for the D&O Program, at Vowel’s option, shall provide coverage solely on a Side-A basis (the “D&O Tail Insurance”). Further, the excess insurance policies on the D&O Program, at Vowel’s option, each shall specify that they will drop down to provide coverage in place of any insolvent underlying insurer. After the Effective Time, neither Holdco nor Vowel shall amend, modify, replace or terminate the D&O Tail Insurance or any related policies or agreements that are in effect at or immediately before the Effective Time.

(b) Holdco shall indemnify and hold harmless each present and former director and officer of Vowel and its Subsidiaries (the “Indemnified Persons”) against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether asserted or commenced prior to or after the Effective Time (but only to the extent relating to acts or omissions occurring on or prior to the Effective Time) (an “Indemnifiable Claim”), to the full extent permitted under the DGCL and Vowel’s and its Subsidiaries’ respective certificates of incorporation and by-laws, in each case as in effect on the date hereof or as expanded subsequent to the Effective Time. Holdco and Consonant acknowledge and accept as contract rights (and agree to cause Holdco’s and Consonant’s Subsidiaries (whether existing as of the date hereof or later formed or acquired, but excluding Consonant Learning and its Subsidiaries) to honor in accordance with their terms) the provisions of Vowel’s and its Subsidiaries’ (treating LAZEL as if it were a Subsidiary of Vowel as of the date hereof) respective certificates of incorporation and by-laws as in effect on the date hereof (or, in the case of LAZEL, as of the Closing) with respect to exculpation from liability and indemnification of officers, directors, employees and agents of Vowel and the Subsidiaries (including provisions relating to contributions, advancement of expenses and the like), and agree such rights shall not be modified or amended except as required by Law, unless such modification or amendment expands the rights of the Indemnified Persons to indemnification (including with respect to contribution, advancement of expenses and the like); provided, however, that, notwithstanding the foregoing, the above-described contract rights acknowledged and agreed by Holdco and Consonant (and their respective Subsidiaries, other than Consonant Learning and its Subsidiaries) under this Section 5.8(b), and any and all obligations with respect thereto, shall only be applicable to, and shall only include those rights set forth in the respective certificates of incorporation and by-laws (in each case, as in effect on the date hereof or as of the Effective Time in the case of LAZEL) of, each of Vowel and any Subsidiary of Vowel that remains in existence and a Subsidiary of Vowel at the Effective Time. If any Subsidiary of Vowel, other than LAZEL, is sold to, or merged or consolidated with, any Person other than Holdco or a Subsidiary thereof then such Subsidiary’s obligations under this Section 5.8(b) shall thereupon, automatically without further action or deed, be extinguished and void ab initio, other than with respect to any Indemnifiable Claim for which Holdco or any of its Subsidiaries shall have received written notice prior to the closing of any such sale, merger or consolidation. Holdco shall advance expenses (including attorneys’ fees) to each such Indemnified Person to the full extent permitted by law; provided, that, the Indemnified Person must provide a written undertaking to repay all expenses if it is finally judicially determined that such Indemnified Person is not entitled to indemnification. Any Indemnified Person seeking to claim indemnification or advancement of expenses under this Section 5.8(b), upon learning of any Indemnifiable Claim, shall promptly provide written notice to Holdco specifying in reasonable detail the Indemnifiable Claim, the basis for such indemnification or advancement of expenses and the undertaking contemplated by the preceding proviso if advancement of expenses is desired; provided, however, that the failure of an Indemnified Person to give such notice shall only relieve Holdco of its indemnification or advancement obligation to the extent of actual prejudice resulting therefrom. Notwithstanding anything in this Section 5.8(b) to the contrary, Holdco’s and its Subsidiaries’ obligations under this Section 5.8(b) shall terminate with respect to any Indemnifiable Claim for which Holdco or any of its Subsidiaries shall not have received written notice prior to the expiration of the applicable statute of limitations with respect to such Indemnifiable Claim (subject to any tolling agreements).

Section 5.9.  Employee Relations and Benefits.

(a) Holdco shall not, and shall cause each of its Subsidiaries not to, make any material modifications, effective during the period beginning on the Closing Date and ending on the first anniversary thereof, to (i) the base compensation and incentive compensation program as in effect immediately prior to the Effective Time with respect to the Vowel Employees who are active employees of Vowel or any of its Subsidiaries as of the Effective Time (the “Vowel Active Employees”) or (ii) the employee benefit plans, programs and arrangements provided to Vowel Employees as in effect immediately prior to the Effective Time, unless, in case of clauses (i) or (ii) (other than with respect to 2009 incentive compensation payable in 2009 or 2010 pursuant to the plans or arrangements described in Section 5.9(a) of the Vowel Disclosure Schedules (the “2009 Incentive Plans”)), any such modification is applicable to similarly situated employees of Consonant Learning; provided, however, nothing in this Section 5.9 shall prevent Holdco or any Subsidiary from making any modification (other than with respect to 2009 Incentive Plans) (x) to the extent required to comply with applicable Law, or (y) that is approved by the Special Majority of the Holdco Board. Neither Vowel nor any of its Subsidiaries shall amend or otherwise modify the 2009 Incentive Plans prior to the Effective Time without the prior written consent of Holdco, and after the Effective Time, none of Holdco, Vowel or any of their respective Subsidiaries shall amend or otherwise modify or terminate the 2009 Incentive Plans without the consent of the Stockholders’ Representative. During the period beginning on the Closing Date and ending on the first anniversary thereof, any Vowel Active Employees who are terminated without cause (as reasonably determined by the applicable employer) shall be entitled to a severance amount no less than they would have received as severance under the Vowel Benefits Plans in effective immediately before the Effective Time.

(b) Holdco and Consonant shall, and shall cause Vowel and the Subsidiaries of Holdco to, recognize all service of the Vowel Active Employees (consistent with Vowel’s service recognition policies) prior to the Closing Date as service in connection with any 401(k) savings plans, welfare benefit plans and employment policies (including any vacation and holiday policies) that are made available following the Closing Date by any of Holdco, Consonant or their respective Subsidiaries or Affiliates for purposes of any waiting period, vesting, eligibility and benefit entitlement (but excluding pension plan accruals).

(c) Following the Closing Date, Holdco and Consonant shall, and shall cause the Subsidiaries of Holdco to, waive, or cause their insurance carriers to waive, all limitations as to pre-existing and at-work conditions, if any, with respect to participation and coverage requirements applicable to Vowel Active Employees under any welfare benefit plan (as defined in Section 3(1) of ERISA) that is made available to Vowel Active Employees following the Closing Date.

(d) Nothing herein, express or implied, shall confer upon any Vowel Employee or Consonant Employee any right to employment or continued employment for any specified period of any nature or kind whatsoever, under or by reason of this Agreement.

Section 5.10.  Holdco Stock Options.  At or prior to the Effective Time the Holdco Board shall adopt the Holdco Equity Incentive Plan and within twenty (20) Business Days after the Effective Time, Holdco shall file with the SEC a registration statement on Form S-8 (or any successor or, including if Form S-8 is not available, other appropriate forms) with respect to the Holdco Common Stock authorized for issuance under the Holdco Equity Incentive Plan.

Section 5.11.  Control of Operations.  Nothing contained in this Agreement (including without limitation Section 5.1) shall give any of Holdco, Consonant or Vowel, directly or indirectly, the right to control or direct any other Party’s operations prior to the Effective Time. Prior to the Effective Time, each of Holdco, Consonant and Vowel shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective operations and the operations of their respective Subsidiaries. If and to the extent that compliance with any covenant by a Party in Section 5.1 of this Agreement would result in, or would be reasonably likely to result in, a violation of any applicable Law relating to antitrust or competition matters, in each case in the reasonable, good faith judgment of the affected Party after consultation with outside counsel, then each of the Parties shall refrain from enforcing any such covenant and shall cooperate in good faith to structure an arrangement that effectuates the purpose of this Agreement without violation of applicable Law.

Section 5.12.  Notification of Certain Matters.  Vowel shall give prompt notice to Consonant, and Consonant shall give prompt notice to Vowel, of (i) any notice or other communication received by such party (or any of its Affiliates) from any Governmental Authority in connection with the Mergers or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Mergers or the other transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent could be material to Vowel, the Surviving Corporations, or Consonant (or, following the Effective Time, Holdco); (ii) any Proceedings commenced or, to such Party’s Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Mergers or the other transactions contemplated hereby; (iii) any representation or warranty made by it or Holdco in this Agreement or any Transaction Document becoming inaccurate or untrue in any material respect; or (iv) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause or result in any of the conditions to the Mergers set forth in Article VI not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.12 shall not (x) cure any breach of, or non-compliance with, any other provision of this Agreement or (y) limit the remedies available to the party receiving such notice; and, provided, further, that the failure to give prompt notice hereunder pursuant to clause (iv) shall not constitute a failure of a condition to the Mergers set forth in Article VI except to the extent that the underlying fact or circumstance not so notified would standing alone constitute such a failure.

Section 5.13.  Rule 16b-3

. Prior to the Effective Time, Vowel will take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Vowel equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of Vowel to be exempt under Rule 16b-3 promulgated under the Exchange Act. Prior to the Effective Time, Holdco will take such steps as may be reasonably necessary or advisable hereto to cause acquisitions of Holdco equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is or will become a director or officer of Holdco to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.14.  Agreement to Defend; Stockholder Litigation.  In the event any Proceeding by any Governmental Authority or other Person is commenced that questions the validity or legality of the Mergers, the other transactions contemplated by this Agreement or seeks damages in connection therewith, the Parties agree to cooperate and use their reasonable best efforts to promptly take or cause to be taken all actions necessary, proper or advisable to defend against and respond thereto; provided, that nothing in this Section 5.14 shall limit the Parties’ obligations under Section 5.5 hereof. Vowel shall give Consonant and Holdco a reasonable opportunity to participate (at Consonant’s or Holdco’s sole expense) in the defense or settlement of any stockholder litigation against Vowel and its directors relating to the Mergers; provided, that no such settlement shall be agreed to without Holdco’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed, unless such settlement does not create any obligations for Vowel or its Subsidiaries other than the payment of monetary damages not in excess of $2,500,000 and Vowel, its Subsidiaries or other defendants, as applicable, receives a general release in its favor.

Section 5.15.  Nasdaq Listing.  Each of Consonant, Vowel and Holdco shall use its reasonable best efforts to cause the shares of Holdco Common Stock to be issued as part of the Merger Consideration and any other shares to be reserved for issuance in connection with the Mergers to be approved for listing on the Nasdaq Global Market or such other national securities exchange as Holdco may determine; provided, however, that the failure of Holdco Common Stock to be so listed shall in no event provide any Party with the right to terminate this Agreement.

Section 5.16.  Directors of Holdco.  As contemplated in the Holdco Stockholders Agreement by and among Holdco, VSS-Consonant Holdings III and the Stockholders’ Representative attached hereto as Exhibit G (the “Holdco Stockholders Agreement”) and on the terms and conditions contained therein, at the Effective Time, the Vowel Designees and the Consonant Designees shall be the directors of Holdco until their successors shall be duly elected and qualified or their earlier death, resignation or removal. Subject to the Holdco Stockholders Agreement, effective as of the Effective Time, the majority of the members of the Holdco Board (including the chairperson) shall be designated by the VSS Funds.

Section 5.17.  Tax-Free Qualification.

(a) Each of Consonant, Vowel, Holdco and the Merger Subsidiaries shall use its respective reasonable best efforts to, and shall use its reasonable best efforts to cause each of its Subsidiaries to, cause the Mergers, taken together, to be treated as a transaction described in Section 351 of the Code. Each of Consonant, Vowel,

Holdco and the Merger Subsidiaries shall use its respective reasonable best efforts not to, and shall use its reasonable best efforts not to permit any of its respective Subsidiaries to, take any action (including any action otherwise permitted by this Section 5.17) that would prevent or impede the Mergers, taken together, from being treated as a transaction described in Section 351 of the Code.

(b) Unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, each of the Parties shall report the Mergers for U.S. federal income tax purposes collectively as a transaction within the meaning of Section 351 of the Code.

Section 5.18.  Tax Representation Letters.  Vowel shall use its reasonable best efforts to deliver to Lowenstein Sandler PC and McDermott Will & Emery LLP a “Tax Representation Letter,” dated as of the Closing Date and signed by an officer of Vowel, containing representations of Vowel, and Consonant shall use its reasonable best efforts to deliver to Lowenstein Sandler PC and McDermott Will & Emery LLP a “Tax Representation Letter,” dated as of the Closing Date and signed by an officer of Consonant, containing representations of Consonant, in each case as shall be reasonably necessary or appropriate to enable Lowenstein Sandler PC to render the opinion described in Section 6.3(e) of this Agreement and McDermott Will & Emery LLP to render the opinion described in Section 6.2(f) of this Agreement.

Section 5.19.  Transfer Restrictions.  Vowel agrees, with respect to each stockholder that is a party to any Vowel Voting Agreement, that if any such stockholder attempts to Transfer (as defined in the Vowel Voting Agreement), vote or provide any other person with the authority to vote any of the shares of Vowel Common Stock owned by such stockholder other than in compliance with the Vowel Voting Agreement, Vowel shall not (a) permit any such Transfer on the Vowel’s books and records, (b) issue a new certificate representing any of the shares of Vowel Common Stock or permit any book entries for any such Transfer with respect to any shares of Vowel Common Stock that are in uncertificated form or (c) record such vote, in each case, unless and until such stockholder shall have complied with the terms of the Vowel Voting Agreement.

Section 5.20.  Closing Deliveries.  At or prior to the Effective Time, (i) Holdco and Consonant shall have delivered, or caused the delivery of, the duly executed documents, instruments and agreements required to be delivered by them as set forth on Schedule 5.20 and (ii) Vowel and its Subsidiaries shall have delivered, or caused the delivery of, the duly executed documents, instruments and agreements required to be delivered by them as set forth on Schedule 5.20.

Section 5.21.  Credit Agreements Provisions.

(a) Holdco or Consonant shall provide to Vowel: (i) prompt written notice upon the occurrence of any “Default” or an “Event of Default” (as those terms are defined in the Credit Agreements as in effect on the date hereof) (in each case, a “Credit Agreement Default”), (ii) a copy of any written correspondence with, and a summary (oral or written) of any discussions with, the agent or lender under the Credit Agreements relating to an Event of Default promptly after receipt thereof, and (iii) copies of any compliance certificates and financial statements delivered by Consonant or any Subsidiary to any agent or other lender under the Credit Agreements promptly after receipt thereof.

(b) From the date hereof through the earlier of the Effective Time or the Termination Date, if a Credit Agreement Default occurs under Section 6.10 of the Senior Credit Agreement or Section 8.3 of the Mezzanine Credit Agreement (each, a “Financial Default”) that may be cured (or, if permitted by the lenders thereunder, waived) under Section 8.04 of the Senior Credit Agreement or Section 9.6 of the Mezzanine Credit Agreement (each, a “Consonant Equity Cure”), then Consonant shall, subject to the limitation in the succeeding proviso, use commercially reasonable efforts to effect such Consonant Equity Cure within the time period permitted to do so under such Section 8.04 and Section 9.6, as applicable, by issuing equity securities (as permitted under the Credit Agreements, as in effect on the date hereof except for such amendments or modifications as are permitted under Schedule 5.1(b)(xix) of the Consonant Disclosure Schedule) or taking such other action (other than the issuance of any debt securities) as is permitted by, and has the effect of curing such Financial Default under, the applicable Credit Agreement (as in effect on the date hereof except for such amendments or modifications as are permitted under Schedule 5.1(b)(xix) of the Consonant Disclosure Schedule); provided, that, in no event shall Consonant be obligated to effect the Consonant Equity Cure if the amount required to be invested or paid directly to the agent and/or lenders exceeds $3,000,000 (less any Equity Cure Payment Amount funded between the date hereof and the Effective Time) (the amount funded by Consonant prior to the Effective Time as described above, the ‘‘Equity Cure Payment Amount”); provided, further, however, Consonant shall have no obligation to effect the Consonant Equity Cure if, at the time such Consonant Equity Cure is consummated (or required to be consummated), a Credit Agreement Default other than a Financial Default (a “General Default”) does or would then exist after consummation of the Consonant Equity Cure (a “General Cure Failure”) or there is any other event or circumstance (related or unrelated to the Credit Agreements) that gives rise to a failure of any condition in Section 6.2, unless Vowel has validly and irrevocably waived the conditions set forth in Section 6.2 (relating to each and every then pending Credit Agreement Default and any other then existing non-Credit Agreement event or circumstance that gives rise to a failure of any such condition), it being understood that any such waiver shall not apply with respect to any General Default or other events or circumstances that are not in existence, or that were not fully disclosed by Consonant to Vowel, at the time of the consummation (or required consummation) of the Consonant Equity Cure. If a General Default occurs under either of the Credit Agreements, Consonant shall use its commercially reasonable efforts to cure or obtain a waiver of such General Default prior to the expiration of the Cure Period; provided, however, that in no event shall Consonant be required to pay any penalties, fees or other amounts to the applicable agent or lender to cure or obtain a waiver of a General Default; provided, further, however, the failure to cure or obtain a waiver of a General Default shall not give rise to the payment of the Consonant Ordinary Termination Fee, the Consonant Enhanced Termination Fee or Consonant Breach Termination Fee under this Agreement.

(c) If (i) a Financial Default occurs, (ii) Consonant becomes obligated to effect the Consonant Equity Cure with respect to such Financial Default under Section 5.21(b), (iii) Consonant fails to do so in accordance with Section 5.21(b), and (iv) all of the conditions in Section 6.3 are satisfied as of the date that Consonant becomes obligated to effect such Consonant Equity Cure assuming that the Closing were to occur on such date (other than the conditions contained in Sections 6.3(e), (f) and (j)) (the occurrence of such events, an ‘‘Equity Cure Failure”), then Vowel may exercise its right to terminate this Agreement pursuant to Section 7.1(j) and shall upon such termination be entitled to receive the Consonant Enhanced Termination Fee.

(d) If either the Equity Cure Payment Amount or the Consonant Acquired Debt Payment is greater than zero, or any other amount (up to but not exceeding $1,000,000) is paid by any of the Consonant Holders to the agent or lenders under the Credit Agreements after the date hereof through and including the Effective Time, if any, to cure or obtain a waiver of a Credit Agreement Default, then, in consideration of any such payment, at the Effective Time, Holdco shall issue to VSS-Consonant Holdings III, a Holdco Warrant, which shall be exercisable for a number of shares of Holdco Common Stock equal to the quotient (rounded down to the nearest whole number) of (x) the aggregate amount paid, divided by (y) the Vowel Per Share Cash Consideration. The Holdco Warrant shall be subject to customary registration rights in favor of the holder thereof and its permitted successors and assigns.

(e) Notwithstanding anything to the contrary herein, neither VSS-Consonant Holdings III nor any of its Affiliates shall receive a Holdco Warrant with respect to: (a) any indebtedness under the Credit Agreements, unless such indebtedness is retired or contributed to Holdco and extinguished on or before the Effective Time; or (b) for the avoidance of doubt, any indebtedness issued after the date hereof by Consonant or VSS-Consonant Holdings or any Subsidiary thereof, the proceeds of which are used to acquire any, or which otherwise would be a, Consonant Acquired Debt Payment.

Section 5.22.  Vowel Tax Holdback Amounts; Tax Refund Escrow.

(a) On or prior to the Effective Time, Vowel shall deposit with the Escrow Agent cash in immediately available funds equal to (x) the Vowel Tax Refund Holdback Amount, if any, to be held pursuant to the Escrow Agreement, which amount shall be deposited in the “CVR Escrow Account” (as that term is defined in the Escrow Agreement) and (y) unless covered by insurance at the Effective Time, the Vowel Closing Liability identified as number 7 on Schedule 5.24, which amount shall be deposited in the “280G Escrow Account” (as that term is defined in the Escrow Agreement).

(b) Until the sooner of (x) payment in full of all amounts due (or which may become due) under the CVRs (other than the payment of the 280G Returned Amount) in accordance with their terms and (y) the eighteen (18) month anniversary of the Closing Date, Holdco shall cause Vowel and its Subsidiaries to, and Vowel and its Subsidiaries shall, deposit any and all Vowel Tax Refunds received by Vowel, any of its Subsidiaries or Holdco (on behalf of Vowel) on or after the Closing Date, promptly after receipt thereof, with the Escrow Agent in the CVR Escrow Account, to be held pursuant to the Escrow Agreement. Holdco shall cause Vowel and its Subsidiaries to, and Vowel and its Subsidiaries shall, use commercially reasonable efforts to recover such Vowel Tax Refunds during the period specified in the preceding sentence. Any and all funds deposited in the CVR Escrow Account (including interest thereon) shall be applied to the payment of the Contingent Value Rights in accordance with the Contingent Value Right Agreement; provided, however, Holdco shall be entitled to obtain the release from the CVR Escrow Account, in accordance with the terms of the Escrow Agreement, of an amount equal to (x) the portion of Agreed Contingencies for which Vowel is responsible pursuant to Section 5.23 and (y) the Vowel Tax Refund Documented Costs. The Stockholders’ Representative shall be entitled to obtain the release from the CVR Escrow Account in accordance with the terms of the Escrow Agreement of any fees, expenses or charges incurred or paid by the Stockholders’ Representative as contemplated in Section 8.2.

(c) So long as funds remain in the CVR Escrow Account, Holdco and Vowel shall promptly provide to the Stockholders’ Representative and the Stockholders’ Representative shall promptly provide to Holdco and Vowel, all written statements and other correspondence received by such Person or any of such Person’s Subsidiaries from the Escrow Agent (or delivered by such Person or any of such Person’s Subsidiaries to the Escrow Agent) with respect to activity in the Escrow Account. In addition, Holdco shall deliver to the Stockholders’ Representative (1) within ten (10) days after receipt by the Escrow Agent, with respect to each calendar quarter while there are funds held in the CVR Escrow Account, a written statement setting forth each of the following: (a) the balance of the CVR Escrow Account as of the opening of business on the first day of such quarter (or on the Closing Date, in the case of the first quarter ended after the Closing Date); (b) any deposits and withdrawals made in the CVR Escrow Account during the quarter and (c) the balance of the CVR Escrow Account as of the last day of the quarter; and (2) within ten (10) days after the end of each calendar quarter while there are funds held under the CVR Escrow Account, a written statement setting forth each of the following: (a) the status of all unpaid Vowel Tax Refunds listed on Section 9.15(ii) of the Vowel Disclosure Schedule and (b) whether any dispute with a Governmental Authority exists with respect to any refund listed on Section 9.15(ii) of the Vowel Disclosure Schedule.

(d) In order to secure their obligations to direct the Vowel Tax Refunds into the Escrow Account, at the Closing, Holdco and Vowel shall execute and deliver a security agreement in the form attached as Exhibit J hereto (the “Security Agreement”), under which each of Holdco and Vowel grants to the Stockholders’ Representative (on behalf of the Vowel Stockholders) a valid security interest in and to the Vowel Tax Refunds and all proceeds thereof with such proceeds to be distributed in accordance with the Escrow Agreement, together with such other ancillary agreements, instruments or certificates to be executed by either of them as are reasonably necessary or appropriate to perfect such security interest. In addition, notwithstanding anything to the contrary herein (including the covenants in Section 5.1), Vowel may at any time prior to the Closing notify the appropriate taxing authorities and direct payment of the Vowel Tax Refunds to the CVR Escrow Account or to a segregated Vowel account subject to a control agreement or similar arrangement that is mutually acceptable to the Parties, and, until the sooner of (x) payment of all Vowel Tax Refunds to the Escrow Agent in accordance with the Escrow Agreement and (y) the eighteen (18) month anniversary of the Closing Date, Holdco hereby agrees that it will cause such payment direction to be continuously effective and will not (and will not permit Vowel to) modify or revoke such payment direction, unless with the express written consent of the Stockholders’ Representative (which consent may be withheld or granted in its sole discretion).

Section 5.23.  Agreed Contingencies.

(a) Vowel and Consonant have identified the Agreed Contingencies, and, provided that the Closing shall have occurred, agreed to a financial sharing arrangement with respect to such liabilities as set forth in this Section 5.23.  If any of the Agreed Contingencies have been paid on or before the Closing Date, no adjustment shall be made pursuant to this Section 5.23 with respect to such Agreed Contingencies. If any of the Agreed Contingencies are assessed, levied or become subject to a notice of deficiency before the Closing Date, Vowel shall pay, settle or object to any such Agreed Contingencies in a manner consistent with its past practices.

(b) After the Closing Date until the eighteen (18) month anniversary of the Closing Date, with respect to any Agreed Contingencies that are assessed, levied or become subject to a notice of deficiency, Holdco shall cause Vowel to, and Vowel shall, pay, settle or object to any such Agreed Contingencies in a commercially reasonable manner.

(c) To the extent any of the Agreed Contingencies are paid by Holdco or its Subsidiaries after the Closing Date and on or before the eighteen (18) month anniversary of the Closing Date, an amount equal to 50% of the aggregate amount by which such Agreed Contingencies (except in the case of the Designated Tax Liability, then an amount not to exceed $1,400,000, and whether paid to a Governmental Authority or to the Designated Person) so paid or which are otherwise due and payable exceeds an aggregate deductible of $250,000 (such $250,000 deductible to be reduced dollar for dollar to the extent such deductible previously mitigated a reduction of the CVR), shall dollar for dollar reduce the aggregate amount payable pursuant to the CVRs (but not below zero) in accordance with the terms thereof. Notwithstanding the foregoing, in the case of the Designated Tax Liability, to the extent the amount paid on or before the eighteen (18) month anniversary of the Closing Date in respect of the Designated Tax Liability exceeds the sum of $1,400,000 plus the then unused portion of the $250,000 deductible set forth in the immediately preceding sentence, whether paid to any Governmental Authority or to the Designated Person, such excess shall dollar for dollar reduce the aggregate amount payable pursuant to the CVRs (but not below zero) in accordance with the terms thereof. Holdco shall be entitled to obtain the release from the CVR Escrow Account in accordance with the terms of the Escrow Agreement of the amount by which the CVR is reduced pursuant to the two immediately preceding sentences. With respect to each Agreed Contingency paid on or before the eighteen (18) month anniversary of the Closing Date and the corresponding Vowel Shared Tax Offset Amount, Holdco shall, and shall cause Vowel, and Vowel shall, use commercially reasonable efforts to: (i) provided that a reduction is not prohibited under applicable Law, negotiate with the Governmental Authority to whom such Agreed Contingency is due, to have such Agreed Contingency reduced by such Vowel Shared Tax Offset Amount; and (ii) to the extent such Agreed Contingency is not so reduced under clause (i), include such Vowel Shared Tax Offset Amount in a refund claim, Tax Return or amended Tax Return, as applicable, in each case which shall be filed as soon as reasonably practicable. On or before the eighteen (18) month anniversary of the Closing Date, except as provided in the immediately succeeding sentence, Holdco shall and shall cause Vowel to, and Vowel shall, promptly deposit into the CVR Escrow Account an amount equal to the product of (x) the Applicable Refund Percentage multiplied by (y) the cash amount realized by Vowel, any of its Subsidiaries or Holdco (on behalf of Vowel) from any Vowel Shared Tax Offset Amounts on or before the eighteen (18) month anniversary of the Closing Date (but only to the extent not previously used to avoid a reduction in the CVR). Notwithstanding the immediately preceding sentence to the contrary, if any reduction of the CVR under this Agreement would have reduced the CVR below zero but for the limitations on reducing the CVR below zero in this Agreement, then any deposit into the CVR Escrow Account pursuant to the immediately preceding sentence shall be reduced, dollar for dollar, by the lesser of (x) the amount of such deposit, and (y) the amount by which the CVR would have been reduced below zero but for the limitations on such reductions in this Agreement, and this calculation shall be made on a cumulative basis.

Section 5.24.  Vowel Closing Liabilities.  At or prior to the Effective Time, Vowel or its Subsidiaries shall (a) pay in cash to the recipients named in the Liability Contracts (as defined below) the Vowel Closing Funding Amount identified in numbers 5, 6, 14, 17 and 24 on Schedule 5.24, (b) retain in cash the Vowel Closing Funding Amount identified in numbers 13, 26, 27, 28, 29, 30 and, unless insurance is purchased prior to the Effective Time with respect to such Vowel Closing Liability number 31 on Schedule 5.24, (c) fund to the extent not already funded into a rabbi trust(s), the Vowel Closing Funding Amount identified in numbers 1, 2, 3, 4, 8, 9, 10, 11, 12, 15, 16, 18, 19, 20, 21, 22, 23, 25, 32 and 33 on Schedule 5.24, and (d) fund into the 280G Escrow Fund (as defined in the Escrow Agreement), the Vowel Closing Funding Amount identified as number 7 on Schedule 5.24 (unless insurance is purchased prior to the Effective Time with respect to such

Vowel Closing Liability), in each case to the extent such Vowel Closing Liability remains a liability of Vowel or its Subsidiaries on such date (it being understood that Vowel or its Subsidiaries may pay such liabilities in cash on or prior to the Effective Time, but only (i) to the extent required to be paid prior to the Effective Time by the terms of the Contract governing such payment, benefit or other liabilities, as such Contract is in effect on the date hereof (the “Liability Contracts”) or (ii) with respect to the Vowel Closing Liability identified as number 14 on Schedule 5.24). Forms of each of the agreements and other documents establishing each such trust, fund escrow account or arrangement (the “Liability Funding Documents”) shall be substantially in the form attached to Section 5.24 of the Vowel Disclosure Schedule. Following the Effective Time and until each of the respective Vowel Closing Liabilities is satisfied (whether satisfied by payment, provision of benefit, expiration of obligation, and/or forfeiture of the right to payment or benefit in accordance with the applicable Liability Contract), and unless otherwise required by applicable Law, Holdco shall cause Vowel and Vowel’s then Subsidiaries (but only so long as such Subsidiary remains a Subsidiary of Vowel) to: (i) refrain from pledging or acting to impose (or omitting to take any action which would have the effect of imposing) any lien, security interest or encumbrance on, whether directly or indirectly, the assets of Vowel and the amounts in such rabbi trusts, escrows, or cash set aside for the future satisfaction of the respective Vowel Closing Liability; (ii) to the extent the Vowel Closing Funding Amounts are funded by Vowel or its Subsidiaries in accordance with this Section 5.24, make the payments or refrain from preventing the Escrow Agent or the trustee for the applicable rabbi trust from making the payments as required to satisfy the respective Vowel Closing Liability as it comes due as provided for under the Liability Contracts and subject to the Liability Funding Documents; (iii) except as required by applicable Law, refrain from amending the terms governing a Liability Contract without the prior written consent of the Person or Persons party to such Vowel Closing Liability; (iv) except as otherwise provided in the last sentence of this Section 5.24, not prevent the Escrow Agent from paying to the CVR Rights Agent, for distribution pursuant to the CVRs, the amount, if any, that is retained in the CVR Escrow Account with respect to Vowel Closing Liability identified as number 7 on Schedule 5.24 (the “280G Returned Amount”) on or as of October 15, 2013 or such other time provided in the Escrow Agreement; and (v) not prevent the trustee of the rabbi trust(s) from paying to the Escrow Agent, for distribution to the CVR holders pursuant to the Escrow Agreement and the CVR Agreement, the amount, if any, that remains in the rabbi trust(s) with respect to each of the Vowel Closing Liabilities identified as numbers 8, 9, 10, 11, 12, 20, 21, 22, 23, 25 and 33 after the respective Vowel Closing Liability is satisfied (collectively, the ‘‘Excess Employee Payment Amounts”); and (vi) with respect to the Vowel Closing Liabilities identified as numbers 28, 29, 30, and 31 for which insurance has not been purchased, provide the same or substantially equivalent health benefits coverage as in effect immediately prior to the Closing Date, for the duration specified in the Liability Contract governing each such Vowel Closing Liability, at the same cost to the former employee as in effect immediately prior to the Closing Date, provided that to the extent Holdco, Vowel and Vowel’s Subsidiaries provide the benefits contemplated under this clause (vi), they may reduce the amounts set aside for such Vowel Closing Liability pro rata in equal installments, on a monthly basis, over the applicable period during which the applicable benefit is provided. Notwithstanding the foregoing, or any provision of any Liability Contract or Liability Funding Document to the contrary, to the extent any amount remains in the rabbi trust(s) with respect to any of the Vowel Closing Liabilities identified as numbers 15, 16, 18 or 19 after satisfaction in full of such liabilities, the trustee of the rabbi trust(s) shall promptly return such amount to Holdco. Notwithstanding anything in this Agreement or in the Escrow Agreement to the contrary, if the 280G Excess Amount is greater than zero, then, the 280G Returned Amount shall be reduced by such 280G Excess Amount and such 280G Excess Amount shall be paid by the Escrow Agent to Holdco instead of the CVR Rights Agent, concurrent with the payment of the remaining portion 280G Returned Amount to the CVR Rights Agent. Following the Effective Time and until each of the respective Vowel Closing Liabilities is satisfied (whether satisfied by payment, provision of benefit, expiration of obligation, and/or forfeiture of the right to payment or benefit in accordance with the applicable Liability Contract), Holdco shall guarantee, pursuant to a guaranty in the form of Exhibit R hereto (the “Holdco Vowel Liability Guaranty”), the satisfaction in full of each Vowel Closing Liability identified as numbers 1, 2, 26, 27, 29, 30, and 31 on Schedule 5.24 (provided that, with respect to each such liability, if the dollar amount set forth on Schedule 5.24 in respect of such liability is not funded in full on or before the Effective Time in accordance with this Section 5.24, then the Holdco Vowel Liability Guaranty with respect to such liability (and only such liability) shall be limited to the amount so funded and such guaranteed obligations shall be reduced dollar for dollar to the extent such liability is paid to its intended recipient from the amounts funded prior to or at the Effective Time pursuant to this Section 5.24 as set forth on Schedule 5.24).

Section 5.25.  LAZEL Spinoff.

(a) To be effective immediately prior to the Effective Time, Vowel shall, and shall cause its Subsidiaries to, effect the transfer of the businesses described as LearningA-Z.com and ExploreLearning from Vowel Expanded Learning to LAZEL (the “LAZEL Spinoff Transaction”) pursuant to the LAZEL Spinoff Documents. Vowel shall, and shall cause its Subsidiaries to, perform their respective obligations under the LAZEL Spinoff Documents. Unless this Agreement shall be terminated in accordance with its terms, Vowel shall not, and shall not cause or permit any of its Subsidiaries to: (x) terminate, amend or in any way modify any of the LAZEL Spinoff Documents or any provisions therein; or (y) except as expressly contemplated in this Agreement (including without limitation Section 5.1 or any corresponding schedule), enter into any Contract which has the effect of impeding, delaying or diminishing in any material respect the practical benefits to Holdco or any of its Subsidiaries of, the LAZEL Spinoff Transaction, unless, in the case of (x) or (y), Holdco shall have consented in writing prior thereto (which consent shall not be unreasonably withheld, conditioned or delayed).

(b) After the Effective Time and the consummation of the LAZEL Spinoff Transaction, other than sales of inventory and services in the ordinary course of business, none of the equity interests, material assets, rights or material properties of LAZEL shall be transferred, sold, assigned, pledged, or disposed of, whether directly or indirectly, with or without consideration, or in any transaction or series of transactions, to Holdco or any Subsidiary of Holdco (such transaction being referred to as the “LAZEL Drop-Down Transaction”), unless and until all of the following conditions are satisfied: (i) Holdco determines in its reasonable good faith judgment that the LAZEL Drop-Down Transaction complies with the Credit Agreements (and any ancillary documents thereto) or the requisite lenders under the applicable Credit Agreements have consented to the LAZEL Drop-Down Transaction, (ii) all Vowel Transaction Expenses (including, without duplication, the Vowel Expense Reimbursement Amount) have been paid in full, (iii) Holdco shall have received a solvency opinion from a reputable valuation firm in form and substance reasonably satisfactory to the Special Majority of the Holdco Board, and (iv) Holdco shall provide an unconditional guaranty of payment (not collection) with respect to the remaining Vowel Closing Liabilities.

(c) Prior to the LAZEL Drop-Down Transaction, LAZEL shall provide an unconditional guaranty of payment (not collection), in the form of Exhibit K attached hereto (the “LAZEL Guaranty”), of the Vowel Tax Refunds to the Escrow Agent in accordance with the Escrow Agreement, provided that such guaranty shall terminate automatically upon the consummation of the LAZEL Drop-Down Transaction, provided that all of the conditions precedent to the LAZEL Drop-Down Transaction set forth in clauses (i) through (iv) of Section 5.25(b) have been satisfied.

Section 5.26.  VEL Drop-Down Transaction and Related Agreements.

(a) To be effective promptly following the Effective Time, unless and to the extent the Holdco Board determines otherwise, Vowel shall, and shall cause its Subsidiaries to, effect the transfer of 100% of the equity of Vowel Expanded Learning from Vowel to Consonant Learning (the “VEL Drop-Down Transaction”) pursuant to the VEL Drop-Down Documents. Vowel shall, and shall cause its Subsidiaries to, perform their respective obligations under the VEL Drop-Down Documents in accordance with the terms and conditions thereof. Unless this Agreement shall be terminated in accordance with its terms, Vowel shall not, and shall not cause or permit any of its Subsidiaries to: (x) terminate, amend or in any way modify any of the VEL Drop-Down Documents or any provisions therein; or (y) except as expressly contemplated in this Agreement (including Section 5.1 or any corresponding schedule), enter into any Contract which has the effect of impeding, delaying or diminishing in any material respect the practical benefits to Holdco or any of its Subsidiaries of, the VEL Drop-Down Transaction, unless, in the case of clause (x) or (y), Holdco shall have approved thereof (which approval shall not be unreasonably withheld, conditioned or delayed).

(b) After the Closing until the Vowel Closing Liabilities are paid or discharged in full, whether in accordance with the terms of the plans or agreements governing the Vowel Closing Liabilities as in effect on the date hereof, or pursuant to amendments or modifications thereto that are agreed upon by each of the recipients or participants in such plans, Vowel shall not conduct any material business operations or incur any material Liabilities other than as are reasonably necessary to pay or discharge such then remaining Vowel Closing Liabilities or to fulfill any obligations expressly set forth in this Agreement or any Transaction Document and shall not transfer, pledge, encumber or otherwise dispose of any of Vowel’s assets, rights or privileges as of the Effective Time (other than as expressly contemplated pursuant to this Agreement); provided, however, nothing in this Section 5.26 shall prevent or prohibit Vowel from defending its assets, properties or rights in any Proceedings or otherwise from enforcing its rights and pursuing its remedies; provided, further, that nothing in this Section 5.26 shall prohibit Vowel from consummating (x) the VEL Drop-Down Transaction, (y) the transfer, sale, assignment or other disposition of any of its equity interests of VSS-Consonant Holdings which it shall have received as provided in the VEL Drop-Down Documents or (z) the LAZEL Drop-Down Transaction (so long as all of the conditions precedent to the LAZEL Drop-Down Transaction set forth in clauses (i) through (iv) of Section 5.25(b) have been satisfied prior to the consummation of the LAZEL Drop-Down Transaction).

Section 5.27.  Working Capital.

(a) Except as expressly contemplated or permitted by, or disclosed pursuant to, this Agreement, Vowel shall, and shall cause its Subsidiaries to, during the period beginning on the date hereof through the Effective Time, manage working capital in the ordinary course of business consistent with past practices, in order to maintain a level of working capital consistent with past practice, including without limitation: (i) purchasing inventory at times and in amounts consistent with past practices; (ii) paying accounts payable in amounts and within time periods in the ordinary course of business consistent with past practices; (iii) not discounting sales, except to the extent doing so would be in the ordinary course of business consistent with past practice, (iv) failing to make investments or capital expenditures in accordance with the capital expenditure budget set forth in Section 5.1(b)(x) of the Vowel Disclosure Schedule, except to the extent doing so would be consistent with past practice, and (v) not accelerating collection of accounts receivable or discounting accounts receivable, except to the extent consistent with past practice.

(b) Holdco has the right, for a period of thirty (30) calendar days after the Closing Date, to assert a breach by Vowel of any obligation in Section 5.27(a) by delivery of written notice (the “Working Capital Dispute Notice”) to the Stockholders’ Representative setting forth in reasonable detail the nature of the alleged breach and the amount by which the CVR should be reduced in accordance with the formula set forth in Section 5.27(d) (a “Working Capital Dispute”). The failure to timely deliver a Working Capital Dispute notice in accordance with the preceding sentence shall constitute a waiver of any dispute rights under this Section 5.27. If Holdco delivers a timely Working Capital Dispute Notice to the Stockholders’ Representative, Holdco and the Stockholders’ Representative shall negotiate in good faith to resolve the Working Capital Dispute and, if not resolved through negotiations within (10) Business Days after Holdco’s delivery of its Working Capital Dispute Notice, then Holdco and the Stockholders’ Representative shall jointly engage the Independent Accountant to resolve such Working Capital Dispute. To the extent Holdco and the Stockholders’ Representative resolve any portion of such Working Capital Dispute, they shall jointly deliver a written notice of such resolution to the Escrow Agent, who shall disburse to Holdco the amount set forth therein.

(c) The Independent Accountant may, at its discretion, conduct a conference concerning the Working Capital Dispute, at which conference Holdco and the Stockholders’ Representative shall have the right to present additional documents, materials and other information and to have present their respective advisors, experts, counsel and accountants. In connection with the resolution of the Working Capital Dispute, there shall be no other hearings or oral examinations, testimony, depositions, discovery or other similar proceedings, unless the Independent Accountant shall so determine. Holdco shall make available to the Stockholders’ Representative and the Independent Accountant such documents, books, records, work papers, facilities, personnel and other information as the Stockholders’ Representative or the Independent Accountant may reasonably request to resolve the Working Capital Dispute. The Independent Accountant shall as promptly as possible, and in any event within thirty (30) days after the date of its appointment, render its decision on the dispute in writing to Holdco and the Stockholders’ Representative and shall set forth the amount of any adjustment to the CVR, if any, pursuant to Section 5.27(d) as is reflected in its decision (the “Working Capital

Award”). The Independent Accountant (i) shall be bound to follow the provisions of this Agreement, (ii) may not assign a value to any item greater than the greatest value claimed for such item or less than the smallest value claimed for such item by the Stockholders’ Representative or Holdco, as the case may be, (iii) shall limit its decision to such items as are in dispute, (iv) shall only have the power to determine (A) whether a breach of Section 5.27(a) has occurred and whether and the extent to which such breach increased or decreased the Available Vowel Cash for Cash Election, and (B) whether any change in the CVR should be made under Section 5.27(d) as a result of such breach, but in each case, the Independent Accountant’s determination must be in accordance with GAAP, (v) shall determine the party entitled to an award of fees and expenses pursuant to Section 5.27(e) and shall set forth such determination in the Working Capital Award, and (vi) shall not be deemed an arbitrator but only an independent party retained by the Parties for the purpose of making accounting and mathematical determinations in accordance with this Agreement. The determination of the Independent Accountant in accordance with this Section 5.27 shall be final and binding upon the parties.

(d) If the Independent Accountant determines, in accordance with the procedures set forth in Section 5.27(c), that a breach of Section 5.27(a) has occurred, then the aggregate amount payable under the CVR shall be reduced, dollar for dollar, by the amount, if any, by which (i) the increase in the Available Vowel Cash for Cash Election directly resulting from such breach, exceeds (ii) $400,000.

(e) If the Independent Accountant determines that the Stockholders’ Representative is the substantially prevailing party in any dispute determined in accordance with this Section 5.27, then Holdco shall pay the reasonable documented out-of-pocket fees and expenses of the Stockholders’ Representative incurred in such dispute (including without limitation the fees and expenses of its representatives, agents, attorneys and accountants), as well as the fees and expenses of the Independent Accountant. If the Independent Accountant determines that Holdco is the substantially prevailing party in any dispute determined in accordance with this Section 5.27, then, notwithstanding anything in this Agreement to the contrary, any amounts to be deposited with the Escrow Agent by Holdco or any Subsidiary pursuant to this Agreement after such Independent Accountant’s determination shall be reduced, and Holdco shall be permitted (or such Subsidiary shall be permitted to distribute to Holdco) to retain for its own account, dollar for dollar, an amount equal to the reasonable documented out-of-pocket fees and expenses of Holdco incurred in such dispute (including without limitation the fees and expenses of its representatives, agents, attorneys and accountants), as well as the fees and expenses of the Independent Accountant. If the Independent Accountant determines that neither party is the substantially prevailing party, then each party shall pay its own out-of-pocket fees and expense incurred in such dispute and one-half of the fees and expenses of the Independent Accountant.

ARTICLE VI

CLOSING CONDITIONS

Section 6.1.  Conditions to Each Party’s Obligation to Effect the Mergers.  The respective obligations of each party to effect the Mergers shall be subject to the fulfillment (or written waiver by Consonant and Vowel) at or prior to the Effective Time of the following conditions:

(a) The Vowel Stockholder Approval shall have been obtained.

(b) No Law shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any Governmental Authority shall be in effect (a “Restraint”), in each case which has the effect of making any of the Holdings III Merger Transactions or the Mergers illegal or otherwise enjoining or prohibiting the consummation of any of the Holdings III Merger Transactions or the Mergers.

(c) Any applicable waiting period under the HSR Act (and any extension thereof) relating to the Mergers shall have expired or been earlier terminated and any waiting periods (and extensions thereof) applicable to the transactions contemplated by this Agreement under any other applicable antitrust or competition laws and regulations shall have expired or been earlier terminated.

(d) The Registration Statement shall have been declared effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no Proceedings for that purpose shall have been initiated or threatened in writing by the SEC.

Section 6.2.  Conditions to Obligation of Vowel to Effect the Vowel Merger.  The obligation of Vowel to effect the Vowel Merger is further subject to the fulfillment (or written waiver by Vowel in its discretion) of the following conditions:

(a) The representations and warranties of Holdco and Consonant shall be true and correct in all material respects at and as of the Closing Date as if made on the Closing Date (except (A) to the extent a representation is by its express provisions made as of a specified date, in which case, it shall be true and correct in all material respects as of the specified date, and (B) to the extent a representation is by its express provisions qualified by materiality, Consonant Material Adverse Effect or a similar qualification, in which case, it shall be true and correct in all respects), except where the failure of the representations and warranties in the aggregate to be true and correct in all (or all material, as the case may be) respects would not have a Consonant Material Adverse Effect; provided, however, any event or circumstance under the Credit Agreements shall not give rise to a failure of condition under this Section 6.2(a).

(b) Holdco, Consonant and their respective Subsidiaries shall have in all material respects performed all obligations and complied with all covenants required by this Agreement and the Transaction Documents to be performed or complied with by them at or prior to the Effective Time.

(c) No event has occurred or circumstance shall have come into existence, either individually or in the aggregate, that has or is reasonably expected to have a Consonant Material Adverse Effect; provided, however, any event or circumstance under the Credit Agreements shall not give rise to a failure of condition under this Section 6.2(c).

(d) No Credit Agreement Default shall then be continuing under any of the Credit Agreements.

(e) Holdco and Consonant shall have delivered to Vowel a certificate, dated as of the Closing Date and signed by a senior executive officer, certifying to the effect that the conditions set forth in Sections 6.2(a), 6.2(b), 6.2(c) and 6.2(d) have been satisfied.

(f) Vowel shall have received from McDermott Will & Emery LLP, special tax counsel to Vowel (or other reputable tax counsel), a written opinion dated the Closing Date to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for United States federal income tax purposes, the Mergers, taken together, will be treated as a transaction described in Section 351 of the Code. In rendering such opinion, counsel to Vowel shall be entitled to rely upon assumptions, representations, warranties and covenants, including those contained in the Tax Representation Letters described in Section 5.18 of this Agreement.

(g) Holdco or Consonant shall have deposited all amounts required to be deposited with the Exchange Agent pursuant to Section 2.3 and Section 7.3(a).

(h) The Holdings III Merger Transactions shall have been consummated in accordance with the terms of the Holdings III Merger Agreements.

(i) Holdco, Consonant and/or the VSS Funds, as applicable, have executed and delivered the Transaction Documents to which they are a party at or prior to the Closing Date.

Section 6.3.  Conditions to Obligations of Consonant to Effect the Consonant Merger.  The obligation of Consonant to effect the Consonant Merger is further subject to the fulfillment (or written waiver by Consonant in its discretion) of the following conditions:

(a) The representations and warranties of Vowel shall be true and correct in all material respects at and as of the Closing Date as if made on the Closing Date (except (A) to the extent a representation is by its express provisions made as of a specified date, in which case, it shall be true and correct in all material respects as of the specified date, and (B) to the extent a representation is by its express provisions qualified by materiality, Vowel Material Adverse Effect or a similar qualification, in which case, it shall be true and correct in all respects), except where the failure of the representations and warranties in the aggregate to be true and correct in all (or all material, as the case may be) respects would not have a Vowel Material Adverse Effect.

(b) Vowel and its Subsidiaries shall have in all material respects performed all obligations and complied with all covenants required by this Agreement and the Transaction Documents to be performed or complied with by it at or prior to the Effective Time.

(c) No event has occurred or circumstance shall have come into existence, either individually or in the aggregate, that has or is reasonably expected to have a Vowel Material Adverse Effect.

(d) Vowel shall have delivered to Consonant a certificate, dated as of the Closing Date and signed by an officer, certifying to the effect that the conditions set forth in Sections 6.3(a), 6.3(b) and 6.3(c) have been satisfied.

(e) Consonant shall have received from Lowenstein Sandler PC, counsel to Consonant (or other reputable tax counsel), a written opinion dated the Closing Date to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for United States federal income tax purposes, the Mergers, taken together, will be treated as a transaction described in Section 351 of the Code. In rendering such opinion, counsel to Consonant shall be entitled to rely upon assumptions, representations, warranties and covenants, including those contained in the Tax Representation Letters described in Section 5.18 of this Agreement.

(f) Each of the LAZEL Spinoff Transactions shall have been consummated in accordance with the LAZEL Spinoff Documents.

(g) The Available Vowel Cash for Cash Election shall be greater than Twelve Million Dollars ($12,000,000).

(h) The number of Vowel Dissenting Shares shall at any time not exceed 7.5000% of the total number of shares of Vowel Common Stock then outstanding.

(i) After giving effect to the Mergers, the Persons included in the definition of “Permitted Holders” in the Senior Credit Agreement shall, directly or indirectly, own not less than fifty-one percent (51%) of the outstanding shares of Holdco Common Stock (taking into account the shares of Holdco Common Stock reserved for issuance under the Holdco Equity Incentive Plan).

(j) Vowel or its Subsidiaries, as applicable, have executed and delivered the Transaction Documents to which they are a party at or prior to the Closing Date.

Section 6.4.  Frustration of Closing Conditions.  None of the Parties may rely, either as a basis for not consummating the Mergers or terminating this Agreement and abandoning the Mergers, on the failure of any condition set forth in Sections 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such party’s breach of any provision of this Agreement or failure to use all commercially reasonable efforts to consummate the Mergers and the other transactions contemplated hereby, as required by and subject to Section 5.5.

ARTICLE VII

TERMINATION

Section 7.1.  Termination or Abandonment.  Notwithstanding anything to the contrary contained in this Agreement, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or, subject to the terms hereof, after any approval by the stockholders of Vowel or Consonant of the matters presented in connection with the Mergers:

(a) by the mutual written consent of Vowel and Consonant;

(b) by either Vowel or Consonant, upon written notice to the other Parties, if (i) the Effective Time shall not have occurred on or before December 31, 2009 (the “Outside Date”) or (ii) the Registration Statement shall not have been filed on or before September 9, 2009 (the ‘‘Registration Statement Filing Date”) solely as a result of the failure of either Vowel or Consonant to obtain audited financial statements that are required for inclusion in the Registration Statement (including the respective independent auditors report and any consent required by the applicable auditor) (collectively, the “Required Financial Statements”); provided, that, the Party seeking to terminate this Agreement under any provision of this Section 7.1(b) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Outside Date or the failure to obtain the Required Financial Statements on or before the Registration Statement Filing Date, as the case may be;

(c) by either Vowel or Consonant, upon written notice to the other Parties, if any Restraint permanently enjoining or otherwise prohibiting the consummation of any of the Holdings III Merger Transactions or the Mergers has become final and non-appealable, provided, that the Party seeking to terminate this Agreement pursuant to this Section 7.1(c) shall have used such efforts as may be required by Section 5.5 to prevent, oppose and remove such Restraint;

(d) by either Vowel or Consonant, upon written notice to the other Parties, if the Vowel Meeting (including any adjournments or postponements thereof) shall have concluded and the Vowel Stockholder Approval contemplated by this Agreement shall not have been obtained;

(e) by Vowel, upon written notice to the other Parties, if: (i) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Consonant or Holdco set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied; (ii) Vowel shall have delivered to Consonant written notice of such breach or failure; and (iii) such breach or failure is incapable of being cured (or has not been cured) in all material respects by the Outside Date; provided, however, that Vowel shall not have the right to terminate this Agreement pursuant to this Section 7.1(e) if it is then in material breach of any of its obligations, representations or warranties under this Agreement;

(f) by Vowel, upon written notice to the other Parties, which notice may only be given after the SEC Effective Date until the Business Day immediately preceding the Vowel Stockholder Approval, in order to enable Vowel to enter into a definitive agreement providing for a transaction that is a Vowel Superior Proposal concurrently with such termination, if (i) Vowel has complied with Section 5.3(c), (ii) prior to or concurrently with such termination, Vowel pays the Vowel Termination Fee and (iii) such Vowel Superior Proposal was first received after the SEC Effective Date;

(g) by Consonant, upon written notice to the other Parties, if: (i) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Vowel set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied; (ii) Consonant shall have delivered to Vowel written notice of such breach or failure; and (iii) such breach or failure is incapable of being cured (or has not been cured) in all material respects by the Outside Date; provided, however, that Consonant shall not have the right to terminate this Agreement pursuant to this Section 7.1(g) if it is then in material breach of any of its obligations, representations or warranties under this Agreement;

(h) by Consonant, upon written notice to the other Parties, if, (A) whether or not permitted to do so, the Vowel Board or any committee thereof shall have withdrawn or modified (in a manner adverse to Consonant) its Vowel Recommendation, or approved or recommended any Vowel Alternative Proposal or Vowel Superior Proposal, (B) Vowel shall have failed to include in the Prospectus/Proxy Statement the Vowel Recommendation, (C) a tender or exchange offer relating to the Vowel Common Stock has been commenced and Vowel fails to send to its security holders pursuant to Rule 14e-2 promulgated under the Exchange Act, within ten (10) Business Days after the commencement of such tender or exchange offer, a statement disclosing that Vowel’s Board recommends the rejection of such tender or exchange offer, (D) a Vowel Alternative Proposal or Vowel Superior Proposal is publicly announced, and Vowel fails to issue, within ten (10) Business Days after such Vowel Alternative Proposal or Vowel Superior Proposal is announced, a press release that reaffirms the Vowel Recommendation that the stockholders of Vowel vote in favor of the adoption of this Agreement, (E) the Vowel Board or any committee thereof fails to reject a Vowel Alternative Proposal and deliver written notice thereof to the other Parties, in each case, within ten (10) Business Days after the receipt thereof or shall have approved or publicly recommended a Vowel Alternative Proposal, (F) Vowel shall have entered into any letter of intent or similar document or any agreement, contract or commitment (except for a confidentiality agreement referred to in Section 5.3(b) entered into in the circumstances referred to in Section 5.3(b)) accepting any Vowel Superior Proposal or (G) Vowel is in material breach of any of its obligations set forth in Section 5.3, Section 5.4(a), Section 5.4(c), or Section 5.19;

(i) by (A) Vowel, upon written notice to the other Parties, if the Closing has not occurred within eleven (11) Business Days following the satisfaction or waiver of all the conditions set forth in Section 6.1 and Section 6.3 (other than those conditions that, by their nature, cannot be satisfied until the Closing Date or Effective Time, as applicable, but which conditions would be satisfied if the Closing Date or Effective Time, as applicable, were the date of such notice), including, without limitation, due to the failure of Holdco to fund to the Exchange Agent either $25,000,000 pursuant to Section 2.3(a), the Vowel Expense Reimbursement Amount pursuant to Section 2.3(a), or to pay the Vowel Transaction Expenses (excluding the Vowel Expense Reimbursement Amount) pursuant to Section 7.3(a); provided, however, that Vowel may not exercise such right of termination until the earlier to occur of (i) the Outside Date and (ii) the date that Vowel provided written notice to Consonant that the conditions set forth in Section 6.1 and Section 6.2 are satisfied or waived (other than those conditions set forth in Section 6.2(f), Section 6.2(g) and Section 6.2(h)) or (B) Consonant, upon written notice to the other Parties, if, whether or not the conditions set forth in Section 6.1 and Section 6.3 have been satisfied or waived, Consonant elects to terminate this Agreement prior to the Effective Time other than pursuant to Sections 7.1(a), 7.1(b), 7.1(c), 7.1(d), 7.1(g), 7.1(h) or 7.1(k);

(j) by Vowel, upon written notice to the other Parties, if Vowel is entitled to terminate this Agreement under Section 5.21(c);

(k) by Consonant, upon written notice to the other Parties, if the number of Vowel Dissenting Shares is equal to or exceeds 7.5000% of the total number of shares of Vowel Common Stock outstanding at the Effective Time; or

(l) by Vowel, upon written notice to the other Parties, if, on the Closing Date, the Holdings III Merger Transactions shall not have been consummated in accordance with the terms of this Agreement.

Section 7.2.  Effect of Termination; Sole and Exclusive Remedy.  In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall immediately become null and void and have no further effect and there shall be no liability or obligation on the part of the Parties or their respective Subsidiaries or Affiliates, except that the provisions of Section 5.2(b), Section 7.2, Section 7.3, and Article IX will survive the termination hereof; provided, however, that, in the event of a termination solely pursuant to Sections 7.1(e) or Section 7.1(g): (x) no such termination shall relieve any Party from liability for fraud; and (y) in the event that such termination results from (I) any “material and willful” breach of any representations and warranties contained in Article III or IV made and measured only as of the date hereof or (II) the failure by such Party to perform its material covenants or obligations hereunder, the Party committing such breach or failure to perform shall be liable for damages resulting from such breach or failure to perform but only to the extent permitted in this Section 7.2. The aggregate liability of Vowel, on the one hand, or Consonant and Holdco, on the other hand, for any “material and willful” breaches of representations or warranties made (and measured only) as of the date hereof, shall be based on actual damages suffered and shall not exceed, in the aggregate, $4,500,000 minus the amount which Vowel, on the one hand, or Consonant and Holdco, on the other hand, are obligated to pay pursuant to Section 7.3. If this Agreement is terminated by Vowel pursuant to Section 7.1(e) as a result of a failure by Holdco and/or Consonant (or any of their respective Affiliates) to perform material covenants or obligations to be performed at or prior to the Effective Time, except for any of the covenants or obligations to be performed under Section 5.21, then Consonant shall pay, or cause to be paid, to Vowel a fee of $4,500,000 (less any amounts to be paid by Consonant pursuant to Section 7.3) (the “Consonant Breach Termination Fee”). The Consonant Breach Termination Fee shall be paid by Consonant to Vowel in immediately available funds (to an account designated by Vowel) promptly upon termination of this Agreement by Vowel pursuant to Section 7.1(e). If this Agreement is terminated by Consonant pursuant to Section 7.1(g) as a result of a failure by Vowel (or any of its Affiliates) to perform material covenants or obligations to be performed at or prior to the Effective Time, then Vowel shall pay, or cause to be paid, to Consonant a fee of $4,500,000 (less any amounts to be paid by Vowel pursuant to Section 7.3) (the “Vowel Breach Termination Fee”). The Vowel Breach Termination Fee shall be paid by Vowel to Consonant in immediately available funds (to an account designated by Consonant) promptly upon termination of this Agreement by Consonant pursuant to Section 7.1(g). The Parties acknowledge and agree that (A) the limitations contained herein with respect to covenants to be performed at or prior to Closing (“Pre-Closing Covenants”) shall not apply to any Post-Closing Covenants; (B) the limitations contained in this Section 7.2 shall not be interpreted such that Consonant and Holdco become liable under this Section 7.2 for more than an aggregate of $4,500,000 (and not a combined total of $9,000,000), and (C) the limitations set forth in this Section 7.2 shall in no respect limit the right of Holdco and/or Consonant to enforce specifically the terms and provisions of this Agreement pursuant to Section 9.9. The Parties acknowledge and agree that the damages for failure to perform material covenants and obligations to be performed prior to Closing resulting in a termination of this Agreement under Section 7.1(e) or Section 7.1(g) (the “Pre-Closing Liabilities”) are impractical to predict or forecast and the amount of the Consonant Breach Termination Fee and Vowel Breach Termination Fee represent a freely bargained for and reasonable estimate of such damages. The Parties agree that this Section 7.2 and the payments contemplated thereby are an integral part of the Mergers and the other transactions contemplated hereby and constitute liquidated damages and not a penalty for failure to perform material covenants and obligations to be performed prior to Closing resulting in a termination of this Agreement under Section 7.1(e) or Section 7.1(g), as applicable. For purposes of this Agreement, a “material and willful” breach shall mean, with respect to a representation or warranty set forth in Article III or IV, such representation or warranty was not, to the Knowledge of such Party, true and correct in all material respects when made as of the date hereof. For the avoidance of doubt, if any representation or warranty was true and correct in all material respects when made on the date hereof, but at any time thereafter, whether or not to such Party’s Knowledge, ceased to be true and correct, such failure to thereafter be or remain true and correct shall not give rise to a “material and willful” breach. For avoidance of doubt, the failure of Consonant to cure any Credit Agreement Default, shall not give rise to damages under this Section 7.2. It is understood and agreed that the remedies and liquidated damages provided in this Article VII, Section 9.9 and/or the VSS Limited Guarantee, as the case may be, shall be the sole and exclusive remedy for any act or omission resulting in or from the termination of this Agreement or other claim (regardless of whether accompanied by termination of this Agreement) arising out of any representation or warranty in Article III or IV of this Agreement or any covenant or obligation to be performed or satisfied at or prior to the Closing, and, except for such remedies and liquidated damages, no Party shall have, and each Party does hereby knowingly, intentionally, voluntarily and irrevocably waive, any other claim or right of recovery against any other Person with respect to such provisions of this Agreement. Holdco and Consonant acknowledge and agree that they shall not be entitled to assert any defense to the enforcement of any of their respective representations, warranties and covenants in this Agreement that are made with respect to, or to be performed by the Subsidiaries (as defined herein) of Consonant on the grounds that Consonant does not own or control such Subsidiaries as of the date hereof and/or that the Holdings III Merger Transactions have not yet occurred as of the date hereof.

Section 7.3.  Expenses and Other Payments.

(a) Except as set forth in this Section 7.3, (i) if the Mergers are not consummated, all costs and expenses incurred in connection with the Mergers, this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby shall be paid by the Party incurring or required to incur such expenses and (ii) if the Mergers are consummated, then all Vowel Transaction Expenses and Consonant Transaction Expenses incurred in connection with the Mergers, this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby (including without limitation the premiums and commissions for the D&O Tail Insurance), other than the Vowel Expense Reimbursement Amount deposited with the Exchange Agent in accordance with Section 2.3, shall be paid in full by Vowel (but only to the extent of Vowel Excess Cash, if any) and Holdco (to the extent such Vowel Transaction Expenses and Consonant Transaction Expenses are in excess of Vowel Excess Cash) on the Closing Date to the appropriate vendors or other parties to whom such expenses are owed by wire transfer of immediately available funds; provided, however, all fees paid (x) in respect of any HSR Act or other regulatory filing and (y) to ghSmart & Company, Inc., shall be borne equally by Vowel and Consonant prior to the Effective Time. For the avoidance of doubt and notwithstanding anything to the contrary herein (express or implied), in no event shall the Available Vowel Cash for Cash Election, Available Cash for Tax Refund Consideration or any other amounts to be paid to Vowel Stockholders hereunder (whether before or after Closing) or to be applied to the Vowel Closing Liabilities be reduced by the amount of any Vowel Transaction Expenses (except with respect to any amount in excess of the D&O Maximum Amount) or Consonant Transaction Expenses, but, if Vowel Excess Cash is greater than zero, Vowel shall contribute to the Closing Date payment of Vowel Transaction Expenses an amount in cash equal to the lesser of (x) Vowel Excess Cash, and (y) Vowel Transaction Expenses. The Parties hereto agree that the Consonant Transaction Expenses may be paid by Holdco or its Subsidiaries at or after the Effective Time (subject to the restrictions set forth in the definition of Consonant Transaction Expenses in Section 4.32), but no such Consonant Transaction Expenses shall be paid by Holdco, Consonant or any of its Subsidiaries unless and until all Vowel Transaction Expenses are paid in full in cash.

(b) Vowel shall pay, or cause to be paid, to Consonant a fee equal to Seven Million Five Hundred Thousand Dollars ($7,500,000) (the “Vowel Termination Fee”), less any amounts paid pursuant to Section 7.3(c) below, if: (1)(x) this Agreement is terminated by Consonant or Vowel pursuant to Section 7.1(d) (or if this Agreement is terminable pursuant to Section 7.1(d) and Vowel terminates this Agreement for another reason other than pursuant to Section 7.1(e) or Section 7.1(j)), (y) at any time after the date hereof a Vowel Alternative Proposal or a Vowel Superior Proposal shall have been publicly announced or otherwise communicated to the Vowel Board and (z) within twelve (12) months of the termination of this Agreement by any Party, Vowel enters into a definitive agreement with any third party with respect to a Vowel Alternative Proposal or a Vowel Superior Proposal, or any such transaction is consummated; (2) this Agreement is terminated by Consonant pursuant to Section 7.1(h), provided that Consonant has terminated the Agreement within seven (7) Business Days after receipt of written notice from Vowel that any of the events set forth in Section 7.1(h) have occurred; or (3) this Agreement is terminated by Vowel pursuant to Section 7.1(f). Any Vowel Termination Fee shall be paid by wire transfer in immediately available funds to an account designated by Consonant and: (A) if paid pursuant to Section 7.3(b)(1) within two (2) Business Days of Vowel entering into a definitive agreement with a third party with respect to a Vowel Alternative Proposal or a Vowel Superior Proposal, or the consummation of any such transaction; (B) if paid pursuant to Section 7.3(b)(2), within two (2) Business Days following termination of this Agreement by Consonant; or (C) if paid pursuant to Section 7.3(b)(3) prior to or concurrently with the termination of this Agreement by Vowel.

(c) In the event that this Agreement is terminated pursuant to Section 7.1(d) (or if this Agreement is terminable pursuant to Section 7.1(d) and Vowel terminates this Agreement for another reason other than pursuant to Sections 7.1(e) or Section 7.1(j)) under circumstances in which no Vowel Termination Fee is then payable upon such termination (regardless if it subsequently becomes payable under Section 7.3(b)(1)), then Vowel shall promptly, but in no event later than five (5) Business Days after being notified of such by Consonant, pay all of the reasonable, documented out-of-pocket expenses incurred by Consonant in connection with this Agreement and the transactions contemplated by this Agreement, up to a maximum of Three Million Dollars ($3,000,000), by wire transfer in immediately available funds to an account designated by Consonant (the “Consonant Expense Reimbursement Amount”). In the event that a Vowel Termination Fee becomes payable pursuant to Section 7.3(b)(1) after the payment of the Consonant Expense Reimbursement Amount, the Vowel Termination Fee Amount then payable shall be reduced by the amount of the Consonant Expense Reimbursement Amount so paid. By way of example, in the event Vowel shall have paid to Consonant a Consonant Expense Reimbursement Amount of Three Million Dollars ($3,000,000) any Vowel Termination Fee Amount thereafter payable shall be equal to Four Million Five Hundred Thousand Dollars ($4,500,000). For avoidance of doubt, no Consonant Expense Reimbursement Amount shall be payable if the Vowel Termination Fee has bee paid pursuant to Section 7.3(b)(2) or Section 7.3(b)(3) or the Vowel Breach Termination Fee has been paid pursuant to Section 7.2.

(d) Consonant shall pay, or cause to be paid, to Vowel: (i) a fee equal to Four Million Five Hundred Dollars ($4,500,000) (the “Consonant Ordinary Termination Fee”), if this Agreement is terminated by Vowel or Consonant pursuant to Sections 7.1(i); (ii) the Consonant Ordinary Termination Fee if this Agreement is terminated by Vowel pursuant to Section 7.1(l), unless the Agreement may then be terminated under Section 7.1(c) or Section 7.1(k); or (iii) a fee equal to Nine Million Dollars ($9,000,000) (the “Consonant Enhanced Termination Fee”), if this Agreement is terminated by Vowel pursuant to Section 7.1(j) in the event of an Equity Cure Failure. In the event this Agreement is terminated by Vowel pursuant to Section 7.1(j) or Section 7.1(e) in the event of a General Cure Failure which has not been waived by Vowel as contemplated in Section 5.21(b), Vowel shall not be entitled to receive any Consonant Termination Fee. Any Consonant Termination Fee shall be paid by wire transfer in immediately available funds to an account designated by Vowel within two (2) Business Days following any termination of this Agreement by Vowel or Consonant in circumstances set forth in this Section 7.3(d). For avoidance of doubt, under no circumstances shall Consonant be required to pay to Vowel more than one of the following: the Consonant Ordinary Termination Fee, the Consonant Enhanced Termination Fee or the Consonant Breach Termination Fee.

(e) The Parties agree that this Section 7.3 and the payments contemplated thereby are an integral part of the Mergers and the other transactions contemplated hereby and constitute liquidated damages and not a penalty. Except as otherwise provided in this Section 7.3(e), following the receipt by Consonant of the Vowel Termination Fee pursuant to Section 7.3(b), Vowel shall have no further liability with respect to this Agreement or the transactions contemplated hereby to Consonant or Holdco (except as otherwise expressly provided herein). Except as otherwise provided in this Section 7.3(e), following the receipt by Vowel of the applicable Consonant Termination Fee pursuant to Section 7.3(d), Consonant shall have no further liability with respect to this Agreement or the transactions contemplated hereby to Vowel (except as otherwise expressly provided herein). Without limiting the provisions of Section 7.2, the obligations of Vowel to pay any Vowel Termination Fee, in each case as applicable pursuant to the provisions of this Section 7.3 or any other amount pursuant to this Article VII, shall continue notwithstanding the termination of this Agreement or the occurrence of the Outside Date. Notwithstanding anything to the contrary contained in Section 7.2 or this Section 7.3, if Vowel fails to pay promptly to Consonant the Vowel Breach Termination Fee if due and owing under Section 7.2 or any amounts due and owing by Vowel under Section 7.3(b) and Section 7.3(c), in addition to such amounts, Vowel shall pay Consonant’s reasonable and documented out-of-pocket costs and expenses (including reasonable and documented legal fees and expenses) in connection with any action, including the filing of any lawsuit or legal action, taken to collect payment, together with interest on the amount of any such unpaid amounts from the date such amounts were required to be paid at the prime lending rate as reported in the Wall Street Journal, plus 2%, on the date such amounts were required to be paid, provided, however, in no event shall Vowel’s liability pursuant to this sentence with respect to the payment of Consonant’s out-of-pocket costs, expenses and interest on the amount of any such unpaid amounts exceed $625,000 in the aggregate. Without limiting the foregoing provisions of Section 7.2, the obligations of Consonant to pay any Consonant Termination Fee pursuant to the provisions of this Section 7.3 or any other amount pursuant to this Article VII shall continue notwithstanding the termination of this Agreement or the occurrence of the Outside Date. Notwithstanding anything to the contrary contained in Section 7.2 or this Section 7.3, if Consonant fails to pay promptly to Vowel the Consonant Breach Termination Fee if due and owing under Section 7.2 or any amounts due and owing by Consonant under Section 7.3(d), in addition to such amounts, Consonant shall pay Vowel’s reasonable and documented out-of-pocket costs and expenses (including reasonable and documented legal fees and expenses) in connection with any action, including the filing of any lawsuit or legal action, taken to collect payment, together with interest on the amount of any such unpaid amounts from the date such amounts were required to be paid at the prime lending rate as reported in the Wall Street Journal, plus 2%, on the date such amounts were required to be paid, provided, however, that in no event shall Consonant’s liability pursuant to this sentence with respect to the payment of Vowel’s out-of-pocket costs, expenses and interest on the amount of any such unpaid amounts exceed $625,000 in the aggregate.

ARTICLE VIII

STOCKHOLDERS’ REPRESENTATIVE

Section 8.1.  Appointment of Stockholders’ Representative.  By approval of this Agreement at the Vowel Meeting, and pursuant to the terms of the letter of transmittal contemplated by Article II hereof, the Vowel Stockholders shall irrevocably make, constitute and appoint the Stockholders’ Representative as their agent, attorney-in-fact and representative and authorize and empower it to fulfill the role of the Stockholders’ Representative contemplated hereunder. This power is irrevocable and coupled with an interest. The Parties acknowledge and agree that the member and/or manager of the Stockholders’ Representative may be removed, replaced and/or substituted by the Vowel Board at any time or from time to time prior to the Effective Time without any consent or approval by, any Party hereto. The Stockholders’ Representative shall promptly notify Holdco in writing by the Stockholders’ Representative of any removal, replacement or substitution of the member and/or manager of the Stockholder’s Representative. If the Stockholders’ Representative liquidates, dissolves or winds up its affairs, without appointing a successor under this Section 8.1, then, the Audit Committee of the Holdco Board shall be deemed the Stockholders’ Representative for purposes of discharging all of its powers and authority under this Agreement and each of the other Transaction Documents, and all Persons shall be entitled to rely on the action of the Audit Committee as though it were the Stockholders’ Representative.

Section 8.2.  Authority.  By approval of this Agreement at the Vowel Meeting, and pursuant to the terms of the letter of transmittal contemplated by Article II hereof, each of the Vowel Stockholders hereby irrevocably grants the Stockholders’ Representative full power and authority on their behalf to take the actions after the Closing set forth immediately below:

(a) to enforce (1) any Post-Closing Obligations of Holdco, Consonant or their respective Subsidiaries pursuant to this Agreement and (2) any obligations under the Escrow Agreement, the Contingent Value Right Agreement, the Security Agreement, the VSS Limited Guarantee or any other Transaction Documents to the extent such other Transaction Documents expressly provide rights or benefits to the Stockholders’ Representative or to any Vowel Stockholder after the Closing;

(b) to negotiate and compromise, on behalf of such Vowel Stockholder, any dispute that may arise under, and to exercise or refrain from exercising any remedies available under, the agreements and obligations contemplated in Section 8.2(a), and to execute, on behalf of such Vowel Stockholder, any settlement agreement, release or other document with respect to such dispute or remedy;

(c) to engage attorneys, accountants and agents at the expense of and on behalf of the Vowel Stockholders;

(d) to give and receive notice or other communications on behalf of the Vowel Stockholders;

(e) to receive all or any portion of amounts in the Escrow Funds (as defined in the Escrow Agreement) to fund: (1) the payment of reasonable costs and expenses (including without limitation any insurance contemplated by clause (e)(2)) of the Stockholders’ Representative incurred or reasonably expected to be incurred in connection with the performance of its duties or the taking of any action contemplated in this Section 8.2; (2) the purchase of any insurance or similar products that are reasonably necessary to provide indemnification to the Stockholders’ Representative as contemplated in Section 8.4; and/or (3) any reasonable compensation payable to the Stockholders’ Representative for performing its services in accordance with this Agreement and any applicable Transaction Document; and/or

(f) to take any and all other actions incidental to, or as are otherwise necessary or appropriate to, carry out the duties of the Stockholders’ Representative contemplated herein or of the secured party as contemplated by the Security Agreement.

Notwithstanding the foregoing, the Stockholders’ Representative shall have no authority to enforce the rights of any employee or other Person in such Person’s capacity as a beneficiary of any of the plans or amounts set forth in Schedule 5.24.

Section 8.3.  Reliance.  By approval of this Agreement at the Vowel Meeting, and pursuant to the terms of the letter of transmittal contemplated by Article II hereof, each Vowel Stockholder irrevocably agrees that:

(a) in all matters in which action by the Stockholders’ Representative is required or permitted, the Stockholders’ Representative is authorized to act on behalf of such Vowel Stockholder, notwithstanding any dispute or disagreement among Vowel Stockholders or between any Vowel Stockholder and the Stockholders’ Representative, and Holdco and its Subsidiaries, and the VSS Funds, shall be entitled to rely on any and all action taken by the Stockholders’ Representative under this Agreement without any liability to, or obligation to inquire of, any of the Vowel Stockholders, notwithstanding any knowledge on the part of Holdco or Consonant of any such dispute or disagreement;

(b) any notice to the Stockholders’ Representative must be given to the Stockholders’ Representative in the manner provided in Section 9.3, and such notice shall be deemed to be notice to all the Vowel Stockholders for the purposes of this Agreement;

(c) the power and authority of the Stockholders’ Representative, as described in this Agreement, shall continue in force until all rights of the Vowel Stockholders under the agreements contemplated in Section 8.2(a) shall have terminated, expired or been fully performed; and

(d) after the Effective Time, a majority in interest of the Holders (as defined in the CVR Agreement) shall have the right, exercisable from time to time upon written notice delivered to the Stockholders’ Representative and Holdco, as applicable: (1) to remove the Stockholders’ Representative, with or without cause, and (2) to appoint a Stockholders’ Representative to fill a vacancy caused by the resignation or removal of the Stockholders’ Representative.

Section 8.4.  Indemnification of Stockholders’ Representative.  The letter of transmittal contemplated by Article II hereof shall provide that each Vowel Stockholder shall severally indemnify the Stockholders’ Representative and each of its members or managers against any Liabilities of any kind or nature whatsoever (except such as result from willful misconduct by such person) that the Stockholders’ Representative may suffer or incur in connection with any action or omission of such member as a member of the Stockholders’ Representative. The Liabilities contemplated in this Section 8.4 shall be satisfied exclusively out of the Escrow Account, net of any insurance proceeds actually received by the Stockholders’ Representative (after taking into account any deductibles, retention amounts and/or any costs or expenses incurred in obtaining such insurance proceeds). The Stockholders’ Representative shall not be liable to any Vowel Stockholder for any Liabilities (except such Liabilities as result from the Stockholders’ Representative’s gross negligence or willful misconduct) with respect to any action or omission taken or omitted to be taken by the Stockholders’ Representative pursuant to this ARTICLE VIII.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1.  No Survival of Representations and Warranties; Limitations of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time but shall survive the termination of this Agreement if the Mergers are not consummated. ALL IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE ARE EXPRESSLY EXCLUDED. THE PARTIES MAKE NO REPRESENTATIONS OR WARRANTIES TO EACH OTHER, EXCEPT AS CONTAINED IN THIS AGREEMENT, AND ANY AND ALL PRIOR REPRESENTATIONS AND WARRANTIES MADE BY ANY PARTY OR ITS REPRESENTATIVES, WHETHER VERBALLY OR IN WRITING, ARE DEEMED TO HAVE BEEN MERGED INTO THIS AGREEMENT, IT BEING INTENDED THAT NO SUCH PRIOR REPRESENTATIONS OR WARRANTIES SHALL SURVIVE THE EXECUTION AND DELIVERY OF THIS AGREEMENT.

Section 9.2.  Counterparts; Effectiveness.  This Agreement may be executed in two or more consecutive counterparts (including by facsimile), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.

Section 9.3.  Notices.  All notices, waivers, consents, approvals and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered, mailed or transmitted, and shall be effective upon receipt, if delivered personally, sent by a nationally recognized courier, mailed by registered or certified mail (postage prepaid, return receipt requested), to the Parties at the following addresses (or at such other address as a Party may hereafter specify in writing to the other Parties in accordance with this section) or sent by electronic transmission to the fax number specified below:

(a)  If to Holdco:

Cambium Holdings, Inc.
c/o Veronis Suhler Stevenson LLC
350 Park Avenue
New York, New York 10022
Facsimile: (212) 381-8168
Attention: Scott J. Troeller

With a copy to (which shall not constitute notice):

Lowenstein Sandler PC
1251 Avenue of the Americas
New York, NY 10020
Facsimile: (973) 597-2507
Attention: Steven E. Siesser, Esq.

(b)  If to Consonant:

VSS-Cambium Holdings II Corp.
c/o Veronis Suhler Stevenson LLC
350 Park Avenue
New York, New York 10022
Facsimile: (212) 381-8168
Attention: Scott J. Troeller

With a copy to (which shall not constitute notice):

Lowenstein Sandler PC
1251 Avenue of the Americas
New York, NY 10020
Facsimile: (973) 597-2507
Attention: Steven E. Siesser, Esq.

(c)  If to Vowel:

Voyager Learning Company
789 Eisenhower Parkway
Ann Arbor, MI 48108
Facsimile: (734) 663-5692
Attention: Todd Buchardt

With a copy to (which shall not constitute notice):

Perkins Coie LLP
131 South Dearborn Street
Suite 1700
Chicago, Illinois 60603
Facsimile: (312) 324-9400
Attention: Phil Gordon, Esq.

(d)  If to the Stockholders’ Representative:

Vowel Representative, LLC
c/o Perkins Coie LLP
131 South Dearborn Street, Suite 1700
Chicago, Illinois 60603
Facsimile: 312.324.9400
Attention: Phil Gordon, Esq.

with a copy (which will not constitute notice) to:

Perkins Coie LLP
131 South Dearborn Street, Suite 1700
Chicago, Illinois 60603
Facsimile: 312.324.9400
Attention: Phil Gordon, Esq.

Section 9.4.  Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.5.  Severability.  If any term or other provision (or portion thereof) of this Agreement, or the application of any such term or other provision (or portion thereof) to any Person, is finally determined by a court of competent jurisdiction (and such determination has become non-appealable) to be invalid, illegal or incapable of being enforced by any applicable Law, or public policy, such circumstances shall not have the effect of rendering such term or provision in question invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other term or provision herein contained invalid, inoperative or unenforceable to any extent whatsoever. Upon such final determination, to the extent not reformed by such court, that any term or other provision (or portion thereof) of this Agreement is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 9.6.  Assignment; Binding Effect.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other parties; provided, however, that Consonant and/or Holdco may assign this Agreement to a wholly owned Subsidiary without the prior written consent of any other Party so long as Consonant or Holdco, as the case may be, remains bound as a Party hereto notwithstanding such assignment. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns; provided, further, however, upon prior written notice thereof to Vowel, Consonant may assign its rights to any payment under Article VII of this Agreement to any of its Affiliates without the prior written consent of any other Party, and Vowel shall remit such payments, if any, to such Affiliate instead of Consonant as and when due.

Section 9.7.  Entire Agreement; No Third-Party Beneficiaries.  This Agreement (including the exhibits and schedules hereto) taken together with the other Transaction Documents and the Confidentiality Agreements constitute the entire agreement, and supersede all other prior agreements, representations and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and, except for the provisions of Section 5.8 (which, from and after the Effective Time, shall be for the benefit of the Indemnified Persons) and Article VIII (which, from and after the Effective Time, shall be for the benefit of the Stockholders’ Representative), nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Nothing in this Agreement, express or implied, including without limitation Section 5.9 and Section 5.24 hereof, shall confer upon any current or former employee of Vowel or any of its Subsidiaries or any legal representative thereof any rights or remedies of any kind or nature whatsoever under or by reason of this Agreement (including any right to employment, continued employment with any of the Parties or benefits for any specified period).

Section 9.8.  Amendments; Waivers.  At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Parties, or in the case of a waiver, by the Party against whom the waiver is to be effective; provided, however, that after receipt of the Vowel Stockholder Approval or adoption of this Agreement by the stockholders of Consonant but prior to the Effective Time, if any such amendment or waiver shall by applicable Law require further approval of the stockholders of Vowel or Consonant, as applicable, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of Vowel or Consonant, as applicable. After the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Holdco and the Stockholders’ Representative, or in the case of a waiver, by the party against whom the waiver is to be effective.

Section 9.9.  Failure or Indulgence Not Waiver; Specific Performance.  No failure or delay on the part of any Party in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or covenant in any Transaction Document, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. Vowel agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by it in accordance with their specific terms or were otherwise breached by Vowel or its Subsidiaries. Vowel accordingly agrees that Holdco and/or Consonant shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by Vowel and its Subsidiaries and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, New Castle County, or in a federal court sitting in Wilmington, Delaware, without bond or other security being required, this being in addition to any other remedy to which they are entitled at Law or in equity. Vowel and its Subsidiaries acknowledge that neither Vowel nor its Subsidiaries is entitled to an injunction or injunctions to prevent breaches of this Agreement by Consonant and/or Holdco or to enforce specifically the terms of this Agreement and that Vowel and its Subsidiaries sole and exclusive remedy with respect to any such breach shall be the remedies set forth in Section 7.2 and Section 7.3(d) (and the VSS Limited Guarantee); provided, that if and only if the Mergers are consummated and the Effective Time occurs, the Parties agree (i) that irreparable damage would occur in the event that any Post-Closing Obligations are not performed by such parties in accordance with their specific terms or are otherwise breached by such parties and (ii) that the Stockholders’ Representative, acting on behalf of the holders of Vowel Common Stock, shall be entitled, after the Effective Time, to an injunction or injunctions to prevent a breach or failure to perform any Post-Closing Obligations by Consonant, Holdco, Vowel or its Subsidiaries and, after the Effective Time, to enforce specifically the terms and provisions of such Post-Closing Obligations in the Court of Chancery of the State of Delaware, New Castle County, or in a federal court sitting in Wilmington, Delaware, without bond or other security being required, this being in addition to any other remedy to which they are entitled at Law or in equity. For the avoidance of doubt, Vowel shall not have the right to specific performance or any injunctions if the Mergers are not consummated.

Section 9.10.  Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts to be wholly performed within such State.

Section 9.11.  Jurisdiction, Etc.

(a) Each of the Parties agrees that any Proceeding, directly or indirectly, arising out of, or relating to, the Transaction Documents or any of the transactions contemplated thereby (whether based on contract, tort or any other theory) or any counterclaim related thereto or any judgment entered by any court in respect thereof may be brought in the Court of Chancery of the State of Delaware, New Castle County, or if that court does not have jurisdiction a federal court sitting in Wilmington, Delaware, and the Parties hereby irrevocably accept the personal jurisdiction of such court for the purpose of any such Proceeding.

(b) Each of the Parties irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any Proceeding, directly or indirectly, arising out of, or relating to, the Transaction Documents or any of the transactions contemplated thereby (whether based on contract, tort or any other theory) or any counterclaim related thereto in such state or federal court in Wilmington, Delaware. Each of the Parties hereby irrevocably waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of any such Proceeding in such court.

(c) Each Party further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s address set forth in Section 9.3 shall be effective service of process for any Proceeding with respect to any matters to which it has submitted to jurisdiction in this Section 9.11 or otherwise. As an alternative method of service, each such party also irrevocably consents to the service of any and all process in any manner permitted by or under the laws of the State of Delaware.

Section 9.12.  Waiver of Jury Trial.  EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY SUIT, ACTION OR OTHER LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, OR RELATING TO, ANY TRANSACTION DOCUMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY) OR ANY COUNTERCLAIM RELATED THERETO. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUIT, ACTION OR OTHER LEGAL PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

Section 9.13.  Interpretive Provisions.  Unless the express context otherwise requires: (a) the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (b) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa; (c) the terms “Dollars” and “$” mean United States Dollars; (d) references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement; (e) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”; (f) references herein to any gender shall include each other gender; (g) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and permitted assigns; (h) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity; (i) references herein to any contract or agreement (including this Agreement) means such contract or agreement as amended, supplemented or modified from time to time in accordance with the terms thereof; (j) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”; (k) references herein to any Law or any Permit mean such Law or Permit as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and in effect from time to time; and (l) references herein to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder

Section 9.14.  Provisions Regarding Legal Representation.  Each of the Parties hereby agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees and Affiliates, that Perkins Coie LLP or any of its successors or assigns is serving as counsel to Vowel in connection with the negotiation, preparation, execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, and that following Closing, neither Vowel nor Holdco nor any of its Subsidiaries shall be considered a current client of Perkins Coie LLP or any of its successors or assigns. Following the Closing, and despite Perkins Coie LLP’s prior representation of Vowel and each of its Subsidiaries, each of the Parties hereto consent to Perkins Coie LLP or any of its successors or assigns serving as counsel to the Stockholders Representative, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or any Transaction Document or the transactions contemplated by this Agreement or any Transaction Document notwithstanding such representation of Vowel and its Subsidiaries. Each of the Parties hereby consents thereto to the representation by Perkins Coie LLP of the Stockholders’ Representative directly adverse to Vowel, Holdco, any of its subsidiaries, or to any of the

Parties to this Agreement or any Transaction Document in any litigation, claim or obligation arising out of or related to this Agreement or any other Transaction Document or the transactions contemplated by this Agreement or any of the other Transaction Document and waives any conflict of interest arising therefrom, and each of the Parties shall cause any Affiliate thereof to waive any conflict of interest arising from such representations; provided, however, that Perkins Coie LLP shall not also be representing Holdco or any of its Subsidiaries at such time.

Section 9.15.  Certain Definitions.  For the purposes of this Agreement:

“2006 Financial Statements” has the meaning assigned thereto in Section 4.6(a).

“2008 Financial Statements” has the meaning assigned thereto in Section 4.6(a).

“280G Excess Amount” means the amount, if any, by which the sum of (x) $1,133,000, plus (y) the Available Vowel Cash for Cash Election, exceeds $42,500,000.

“280G Returned Amount” has the meaning assigned thereto in Section 5.24.

“Action of Divesture” shall mean (i) any license, sale or other disposition or holding separate (through establishment of a trust or otherwise) of any shares of capital stock or of any business, assets or properties of any Party, its Subsidiaries or Affiliates that are material to such Party, its Subsidiaries or Affiliates, (ii) the imposition of any material limitation on the ability of any Party, its Subsidiaries or Affiliates to conduct their respective businesses or own any capital stock or assets or to acquire, hold or exercise full rights of ownership of their respective businesses or (iii) the imposition of any material impediment on any Party, its Subsidiaries or Affiliates under any Law governing competition, monopolies or restrictive trade practices.

“Additional Shares” has the meaning assigned thereto in Section 2.7.

“Affiliate” has the meaning assigned thereto in Rule 12b-2 under the Exchange Act.

“Aggregate Vowel Closing Funding Amount” means the sum of all amounts set forth on Schedule 5.24 with respect to Vowel Closing Liabilities.

“Agreed Contingencies” means those Taxes set forth on Section 9.15(i) of the Vowel Disclosure Schedule, plus the reasonable documented out-of-pocket expenses incurred after the Closing Date that reasonably relate to such tax liabilities and Tax Returns contemplated by the last sentence of Section 5.23(c).

“Agreement” has the meaning assigned thereto in the Preamble.

“Allen & Co.  ” has the meaning assigned thereto in Section 3.18.

“Annual Financial Statements” means the 2006 Financial Statements, the Consonant Learning Financial Statements and the VSS-Consonant Financial Statements.

“Applicable Refund Percentage” equals: (i) in the case of Vowel Shared Tax Offset Amounts (other than the allocable portion thereof attributable to the amounts in excess of $1,400,000 (plus any remaining portion of the $250,000 deductible) paid after the Effective Time with respect to the Designated Tax Liability), fifty percent (50%); and (ii) in the case of Vowel Shared Tax Offset Amounts relating to the allocable portion thereof paid after the Effective Time and attributable to the Designated Tax Liability in excess of $1,400,000 plus any remaining portion of the $250,000 deductible, one hundred percent (100%).

“Available Cash Election Shares” means the quotient (rounded down to the nearest whole number) of (x) the Total Cash for Cash Election, divided by (y) the Vowel Per Share Cash Consideration.

“Available Vowel Cash for Tax Refund Consideration” means the sum of all Vowel Tax Refunds received prior to the Closing (including the Pre-Signing Tax Refunds), less the Vowel Tax Refund Holdback Amount.

“Available Vowel Cash for Cash Election” means the lesser of: (x) the sum of all cash and cash equivalents held by Vowel and its Subsidiaries as of the close of business on the Business Day immediately preceding the Closing Date (including, without duplication, the Vowel Tax Refunds received prior to Closing (including the Pre-Signing Tax Refunds) and all cash then held in rabbi trusts that are funded by Vowel and its Subsidiaries as of or prior to the close of business on the Business Day immediately preceding the Closing Date) plus, without duplication, the Vowel Expense Reimbursement Amount, minus (i) the Aggregate Vowel Closing Funding Amount (excluding amounts paid on or before the Business Day immediately preceding the Closing Date by Vowel or its Subsidiaries in accordance with the Liability Contracts in effect on the date hereof, other than amounts then held in the rabbi trusts that are included in the calculations in the first parenthetical in this clause (x)), minus (ii) the D&O Excess Amount, minus (iii) the Vowel Tax Refunds received prior to the Closing (including the Pre-Signing Tax Refunds, minus (iv) $1,000,000, minus (v) the Out-year Excess Amount, if any; and (y) $42,500,000.

“Balance Sheet Date” means December 31, 2008.

“Benefit Plan(s)” means the Vowel Benefit Plans and the Consonant Benefit Plans.

“Business Day” means any day that is not a Saturday, Sunday, legal holiday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Cancelled Consonant Shares” has the meaning assigned thereto in Section 2.2(c).

“Cancelled Vowel Shares” has the meaning assigned thereto in Section 2.1(c).

“Cash Election Shares” has the meaning assigned thereto in Section 2.1(e)(ii).

“Certificates” has the meaning assigned thereto in Section 2.3(a).

“Certificates of Merger” has the meaning assigned thereto in Section 1.3.

“Change of Vowel Recommendation” has the meaning assigned thereto in Section 5.3(c).

“Closing” has the meaning assigned thereto in Section 1.2(a).

“Closing Date” has the meaning assigned thereto in Section 1.2(a).

“COBRA” has the meaning assigned thereto in Section 3.14(c).

“Code” means the Internal Revenue Code of 1986, as amended, including any successor provisions and transition rules, whether or not codified.

“Confidentiality Agreements” means the Consonant Confidentiality Agreement and the Vowel Confidentiality Agreement.

“Consonant” means VSS-Cambium Holdings II Corp., a Delaware corporation.

“Consonant Acquired Debt Payment” means: (a) the aggregate principal amount of any indebtedness outstanding on the date hereof under any Credit Agreement acquired (by purchase, participation, assignment or otherwise) by any Consonant Holder, VSS or any Affiliate, but only to the extent such indebtedness is retired and extinguished at or before the Effective Time; or (b) the aggregate amount of any cash contributions to Holdco, Consonant or its Subsidiaries from the Consonant Holder or VSS Funds to the extent such cash contributions made between the date hereof and the Effective Time retire or extinguish outstanding indebtedness under any of the Credit Agreements at or before the Effective Time; provided, however, the acquisition of any such indebtedness shall not, after giving effect to the Holdings III Merger Transactions, result in Consonant, directly or indirectly, owning less than 100% of its Subsidiaries. Notwithstanding the foregoing, to avoid double counting, in no event shall any amount treated as an Equity Cure Payment Amount also be treated as a Consonant Acquired Debt Payment.

“Consonant Assets” has the meaning assigned thereto in Section 4.11.

“Consonant Benefit Plan” has the meaning assigned thereto in Section 4.14(a).

“Consonant Board” means the then board of directors of Consonant.

“Consonant Certificate” has the meaning assigned thereto in Section 2.3(a).

“Consonant Certificate of Merger” has the meaning assigned thereto in Section 1.3.

“Consonant Common Stock” has the meaning assigned thereto in the Recitals.

“Consonant Confidentiality Agreement” means the confidentiality agreement, dated December 8, 2008, by and between Vowel and Consonant.

“Consonant Consideration” has the meaning assigned thereto in Section 2.2(a).

“Consonant Designees” means the five individuals to be named or appointed by Consonant as directors of Holdco at any time prior to the filing of the Registration Statement one of which shall (i) be independent as defined under Rule 5605(a)(2) of the Nasdaq Marketplace Rules; (ii) meet the criteria for independence set forth under Rule 10A-3(b) of the Exchange Act; (iii) not have participated in the preparation of the financial statements of Holdco, Vowel or any of their respective Subsidiaries during the past three years; and (iv) be able to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement.

“Consonant Disclosure Schedule” has the meaning assigned thereto in Article IV.

“Consonant Employees” has the meaning assigned thereto in Section 4.14(a).

“Consonant Enhanced Termination Fee” has the meaning assigned thereto in Section 7.3(d).

“Consonant Equity Cure” has the meaning assigned thereto in Section 5.21(b).

“Consonant ERISA Affiliate” has the meaning assigned thereto in Section 4.14(b).

“Consonant Exchange Ratio” means 0.8448961.

“Consonant Expense Reimbursement Amount” has the meaning assigned thereto in Section 7.3(c).

“Consonant Financial Statements” has the meaning assigned thereto in Section 4.6(a).

“Consonant Holders” means prior to consummation of the Holdings III Merger Transactions, the holders of memberships interests of VSS-Consonant Holdings and, after the Holdings III Merger Transactions, the holders of membership interests of VSS-Consonant Holdings III.

“Consonant Intellectual Property” means Intellectual Property, other than Consonant Third Party Intellectual Property, that is (i) used internally in the business of Consonant or any of its Subsidiaries, or (ii) incorporated in or used in connection with any product or service offered for sale by Consonant or any of its Subsidiaries any time within the six (6) years preceding the date of this Agreement, or currently under development.

“Consonant Learning” means Cambium Learning, Inc., a Delaware corporation and wholly owned subsidiary of VSS-Consonant Holdings IV.

“Consonant Learning Financial Statements” has the meaning assigned thereto in Section 4.6(a).

“Consonant Material Adverse Effect” means any change, effect, event, occurrence, state of facts, non-occurrence or omission (or any development that has had or is reasonably likely to have any effect) that, (A) is materially adverse to the business, financial condition or results of operations of Consonant and its Subsidiaries, taken as a whole, or (B) which would prevent or materially delay the consummation of the Consonant Merger; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been a Consonant Material Adverse Effect: (i) a disruption in financial, credit, banking or securities markets or any interest rate or exchange rate changes, generally which does not disproportionately affect Consonant and its Subsidiaries, taken as a whole, as compared to other companies with similar Indebtedness as Consonant and its Subsidiaries; (ii) any material downturn in general business or economic conditions to the extent it does not disproportionately affect Consonant and its Subsidiaries, taken as a whole, as compared with other participants in the industries in which Consonant and its Subsidiaries operate; (iii) any change attributable to the announcement or pendency of the Reorganization (including any cancellations of or delays in customer agreements, any reduction in sales, any disruption in supplier, distributor, partner or similar relationships or any loss of employees), or resulting from or relating to compliance with the terms of, or the taking of any action required by, this Agreement; (iv) any change arising from or relating to any change after the date of this Agreement in GAAP as consistently applied by Consonant; (v) any change resulting from or relating to political or economic conditions, including acts of terrorism or war which to the extent it does not disproportionately affect Consonant and its Subsidiaries, taken as a whole, as compared with other participants in the industries in which Consonant and its Subsidiaries operate; (vi) any change arising from or relating to Laws issued by any Governmental Authority after the date of this Agreement applicable to the Parties to the extent it does not disproportionately affect Consonant and its Subsidiaries, taken as a whole, as compared with other participants in the industries in which Consonant and its Subsidiaries operate; (vii) the failure, in and of itself, by Consonant to meet or exceed any internal projections, forecasts or earnings predictions, provided that this clause (vii) shall not exclude any event or occurrence which caused such failure; and (viii) the taking of any action, or failure to take action, to which Vowel, has expressly consented or approved in writing.

“Consonant Material Contracts” has the meaning assigned thereto in Section 4.13(a).

“Consonant Material Customers” has the meaning assigned thereto in Section 4.21(a).

“Consonant Material Vendors” has the meaning assigned thereto in Section 4.21(b).

“Consonant Merger” has the meaning assigned thereto in the Recitals.

“Consonant Merger Sub” means Consonant Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Holdco.

“Consonant Ordinary Termination Fee” has the meaning assigned thereto in Section 7.3(d).

“Consonant Related Person” has the meaning assigned thereto in Section 4.20.

“Consonant Share” has the meaning assigned thereto in Section 2.2(a).

“Consonant Specified Approvals” has the meaning assigned thereto in Section 4.4(b).

“Consonant Specified Asset Recoupment Amount” means an amount equal to the product (rounded down to the nearest whole dollar), of: (x) 0.45; multiplied by (y) the quotient of (A) the Net Windle Proceeds, divided by (B) the Vowel Per Share Cash Consideration.

“Consonant Stock Consideration” has the meaning assigned thereto in Section 2.2(a).

“Consonant Surviving Corporation” has the meaning assigned thereto in Section 1.1.

“Consonant Termination Fee” means either the Consonant Ordinary Termination Fee or the Consonant Enhanced Termination Fee, as applicable.

“Consonant Third Party Intellectual Property” means all Intellectual Property owned by Persons not party to this Agreement that is (i) used internally in the business of Consonant or any of its Subsidiaries, or (ii) incorporated in or used in connection with any product or service offered for sale by Consonant any time within the six (6) years preceding the date hereof or any of its Subsidiaries, or currently under development.

“Consonant Transaction Expenses” has the meaning assigned thereto in Section 4.32.

“Consonant Voting Agreements” has the meaning assigned thereto in the Recitals.

“Contingent Value Right Agreement” or “CVR Agreement” shall mean that certain agreement governing the Contingent Value Rights, in substantially the form attached hereto as Exhibit L.

“Contingent Value Right” or “CVR” means a right to receive the quotient of: (x) the aggregate proceeds, if any, payable under the Contingent Value Right Agreement to be issued in the Vowel Merger as part of the Vowel Consideration, which represents the right to receive certain Vowel Tax Refunds received after the Effective Time, the Vowel Tax Refund Holdback Amount, the 280G Returned Amount and certain other amounts contemplated in the Escrow Agreement, in each case net of certain agreed upon liabilities, all as further described in the Contingent Value Right Agreement and the Escrow Agreement divided by (y) the aggregate number of shares of Vowel Common Stock outstanding as of the Effective Time (excluding any shares of Vowel Common Stock to be cancelled pursuant to Section 2.1(c)).

“Contract” means any note, bond, mortgage, agreement, indenture, contract, lease, license, permit, franchise or other instrument or obligation.

“Control” (including the terms “controlled”, “controlled by” and ‘‘under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Court Order” means any judgment, order, writ, injunction, award, decree, stipulation or determination of any foreign, federal, state or local Governmental Authority, and any award in any arbitration proceeding.

“Credit Agreements” means the Senior Credit Agreement and the Mezzanine Credit Agreement.

“Credit Agreement Default” has the meaning assigned thereto in Section 5.21(a).

“Cure Period” means the period commencing on the earlier of (a) the date upon which Consonant or any of its Subsidiaries receives written notice from the agent under the applicable Credit Agreement of a General Default or (b) the date upon which Consonant obtains Knowledge of the occurrence of a General Default, and, in each case, ending on the earlier of (x) seventy five (75) calendar days after the earlier of the dates set forth in item (a) or (b) immediately above (as applicable) and (y) the Outside Date.

“Cutback Number” means the difference of (x) the aggregate number of Cash Election Shares reflected in all of the properly completed Election Forms submitted on or before the Election Deadline in accordance with this Agreement, minus (y) the number of Available Cash Election Shares.

“CVR” or “CVRs” see definition of Contingent Value Right.

“CVR Rights Agent” means Wells Fargo, N.A.

“Designated Person” means the Person set forth in the first line of Section 2 of Section 9.15(i) of the Vowel Disclosure Schedule.

“Designated Tax Liability” means the Agreed Contingency identified in Line 2(f) of Section 9.15(i) of the Vowel Disclosure Schedule.

“DGCL” has the meaning assigned thereto in the Recitals.

“DOL” has the meaning assigned thereto in Section 3.14(a).

“D&O” has the meaning assigned thereto in Section 5.8(a).

“D&O Excess Amount” means the amount by which all premiums and brokerage commissions directly paid, payable or credited with respect to the insurance coverage contemplated by Section 5.8(a), regardless of when it is actually paid, exceeds $650,000.

“D&O Maximum Amount” means $650,000.

“D&O Program” has the meaning assigned thereto in Section 5.8(a).

“D&O Tail Insurance” has the meaning assigned thereto in Section 5.8(a).

“Effective Time” has the meaning assigned thereto in Section 1.3.

“Election Deadline” has the meaning assigned thereto in Section 2.1(e)(ii).

“Election Form” has the meaning assigned thereto in Section 2.1(e)(i).

“Eligible Cutback Person” means any holder of Vowel Shares who submits a properly completed Election Form on or before the Election Deadline in accordance with this Agreement, and elects therein to receive a number of Cash Election Shares in excess of such holder’s Maximum Pro Rata Election Amount.

“Employee” means any employee, officer, consultant or independent contractor.

“Environmental Laws” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. 9601 et seq., as amended as of the Closing; the Resource Conservation and Recovery Act, 42 U.S.C. 6901 et seq., as amended as of the Closing; the Clean Air Act, 42 U.S.C. 7401 et seq., as amended as of the Closing; the Clean Water Act, 33 U.S.C. 1251 et seq., as amended as of the Closing; and any other Law, in each case in existence as of the Closing, imposing Liability or establishing standards of conduct with respect to the release of Hazardous Substances into the environment.

“Equity Cure Failure” has the meaning assigned thereto in Section 5.21(c).

“Equity Cure Payment Amount” has the meaning assigned thereto in Section 5.21(b).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Escrow Agent” means Wells Fargo, N.A.

“Escrow Agreement” means that certain escrow agreement, by and among Vowel, the Stockholders’ Representative, Holdco and the Escrow Agent in the form attached hereto as Exhibit M.

“Excess Employee Payment Amount” has the meaning assigned thereto in Section 5.24.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning assigned thereto in Section 2.3(a).

“Exchange Fund” has the meaning assigned thereto in Section 2.3(a).

“Export Approvals” has the meaning assigned thereto in Section 3.26.

“FCPA” has the meaning assigned thereto in Section 3.25.

“Fiduciary Program” has the meaning assigned thereto in Section 5.8(a).

“Filings” has the meaning assigned thereto in Section 3.31.

“Financial Default” has the meaning assigned thereto in Section 5.21(b).

“GAAP” means U.S. generally accepted accounting principles consistently applied throughout the periods involved.

“General Cure Failure” has the meaning assigned thereto in Section 5.21(c).

“General Default” has the meaning assigned thereto in Section 5.21(b).

“Governmental Authority” means any government, state, province or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administration functions of or pertaining to government, or any government authority, agency, department, board, tribunal, commission or instrumentality of the United State of America, any foreign government, any state of the United States of America, or any municipality or other political subdivision thereof, and any court, tribunal or arbitrators of competent jurisdiction, and any governmental or non governmental self regulatory organization, agency or authority.

“Hazardous Substances” shall mean any substances, materials or wastes, whether liquid, gaseous or solid, and any pollutant or contaminant, that is infectious, toxic, hazardous, explosive, corrosive, flammable or radioactive, or that is regulated under, defined, listed or included in any Environmental Laws, including without limitation, petroleum, chlorinated hydrocarbons, polychlorinated biphenyls, asbestos and asbestos containing materials and urea formaldehyde.

“Holdco” has the meaning assigned thereto in the Preamble.

“Holdco Board” means the then board of directors of Holdco.

“Holdco By-Laws” means the by-laws of Holdco in the form attached hereto as Exhibit I.

“Holdco Certificate of Incorporation” has the meaning assigned thereto in Section 5.1(a).

“Holdco Common Stock” has the meaning assigned thereto in the Recitals.

“Holdco Equity Incentive Plan” means the Holdco 2009 Equity Incentive Plan, substantially in the form attached hereto as Exhibit N.

“Holdco Preferred Stock” has the meaning assigned thereto in Section 4A.3(a).

“Holdco Share” means a share of Holdco Common Stock.

“Holdco Stockholders Agreement” has the meaning assigned thereto in Section 5.16.

“Holdco Warrant(s)” has the meaning assigned thereto in Section 2.2(a).

“Holdings III Certificate of Merger” means the certificate of merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with Section 18-209 of the Delaware Limited Liability Company Act and the Holdings III Merger Agreement.

“Holding III Contribution Agreement” means the Contribution Agreement by and between VSS-Consonant Holdings III, LLC, and VSS-Consonant Holdings II Corp. attached as Exhibit A-2 hereto.

“Holdings III Merger” means the merger, pursuant to Section 18-209 of the Delaware Limited Liability Company Act and the VSS-Consonant Holdings LLC Amended and Restated Limited Liability Company Agreement, dated as of April 12, 2007, of VSS-Consonant Holdings III Acquisition, LLC a Delaware limited liability company and a wholly-owned subsidiary of VSS-Consonant Holdings III with and into VSS-Consonant Holdings, LLC, a Delaware limited liability company, with VSS-Consonant Holdings, LLC as the surviving entity thereof pursuant to the Holdings III Merger Agreement, and resulting in each of the members of VSS-Consonant Holdings, LLC, including VSS-Consonant Management LLC, ceasing to be members of VSS-Consonant Holdings, LLC and thereupon becoming members of VSS-Consonant Holdings III.

“Holdings III Merger Transactions” means the consummation of each of the following: (a) the contribution by VSS-Consonant Holdings of all of the issued and outstanding shares of capital stock of Consonant Learning to VSS-Consonant Holdings IV , it wholly-owned subsidiary, pursuant to the Holdings IV Contribution Agreement, (b) the Holdings III Merger and (c) immediately after giving effect to the Holdings III Merger, the contribution by VSS-Consonant Holdings III of all of its membership interests of VSS-Consonant Holdings to Consonant in exchange for 24,208,264 shares of Consonant Common Stock pursuant to the Holdings III Contribution Agreement. It being understood that the purpose of the foregoing transactions is to result in (i) VSS-Consonant Holdings III becoming the sole stockholder of Consonant, (ii) Consonant becoming the sole member of VSS-Consonant Holdings and (iii) VSS-Consonant Holdings continuing to own, directly or indirectly, through VSS-Consonant Holdings IV (its wholly-owned subsidiary), 100% of the outstanding capital stock of Consonant Learning and its Subsidiaries.

“Holdings III Merger Agreement” means the Agreement and Plan of Merger by and among VSS-Consonant Holdings III, VSS-Cambium Holdings III Acquisition, LLC and VSS-Consonant Holdings attached as Exhibit A-1 hereto.

“Holdings IV Contribution Agreement” means the Contribution Agreement by and between VSS-Consonant Holdings IV and VSS-Consonant Holdings attached as Exhibit A-3 hereto.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person for the deferred purchase price of assets, property or services, (c) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, inclusive of outstanding principal, prepayment premiums, if any, and accrued interest, fees and expenses, related thereto, (d) all obligations under capital leases (which obligations are required to be classified and accounted for as capital lease obligations on a balance sheet of such Person under GAAP), (e) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit, bankers’ acceptances or similar facilities (but only to the extent drawn or called), (f) all obligations under any interest rate, currency or similar hedging agreement, (g) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any capital stock or equity interest of such Person or any options, rights or warrants to acquire the foregoing, and (h) all direct or indirect guarantee, support or keep well obligations of such Person with respect to obligations of the kind referred to in clauses (a) through (g) of this definition.

“Indemnifiable Claim” has the meaning assigned thereto in Section 5.8(b).

“Indemnified Persons” has the meaning assigned thereto in Section 5.8(b).

“Independent Accountant” means an accounting firm mutually acceptable to Holdco, Vowel (or, after the Effective Time, the Stockholders’ Representative) and Consonant.

“Intellectual Property” means any and all worldwide rights in, arising from or associated with the following, whether protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention: (1) all patents and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, substitutions, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries including, without limitation, invention disclosures (“Patents”); (2) all trade secrets and other proprietary information which derives independent economic value from not being generally known to the public (collectively, “Trade Secrets”); (3) all copyrights, copyrights registrations and applications therefor (“Copyrights”); (4) all uniform resource locators, e-mail and other internet addresses and domain names and applications and registrations therefor (“URLs”); (5) all trade names, corporate names, logos, slogans, trade dress, trademarks, service marks, and trademark and service mark registrations and applications therefor and all goodwill associated therewith (“Trademarks”); (6) rights of publicity; (7) moral rights and rights of attribution; (8) computer programs (whether in source code, object code, or other form), databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials relating to the foregoing (“Software”); and (9) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world.

“Interim Financial Statements” has the meaning assigned thereto in Section 4.6(a).

“IRS” means the U.S. Internal Revenue Service.

“Knowledge” means actual knowledge after due inquiry.

“Knowledge of Consonant” means the Knowledge of David Cappellucci, David Caron, Alex Saltonstall, George Logue, Scott Troeller, Eric VanErt or Ankeet Kansupada.

“Knowledge of Vowel” means the Knowledge of Richard Surratt, Bradley Almond, Ronald Klausner, Todd Buchardt or John Campbell.

“Law” means any U.S. federal, state or local or foreign law, statute, ordinance, rule, regulation, permit, order, judgment or decree.

“LAZEL” means a newly formed, Delaware corporation wholly-owned by Vowel, and formed for solely the purpose of effecting the LAZEL Spinoff Transaction, as the purchaser therein.

“LAZEL Drop-Down Transaction” has the meaning set forth in Section 5.25.

“LAZEL Spinoff Transaction” has the meaning set forth in Section 5.25.

“LAZEL Spinoff Documents” means the Services Agreement, Subscription Agreement and the Subscription Agreement attached hereto as Exhibit O-1, Exhibit O-2, and Exhibit O-3, respectively.

“Liabilities” means all debts, liabilities, guarantees, assurances, commitments, obligations, claims, losses, damages, indemnities, sureties and deferred compensation and all other amounts owing (including reasonable attorneys’ fees), whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising (including, without limitation, whether arising out of any Contract, Law, other regulatory requirement, Court Order or injunction or tort based on negligence or strict liability) and whether or not the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto.

“Liability Contracts” has the meaning assigned thereto in Section 5.24.

“Liability Funding Documents” has the meaning assigned thereto in Section 5.24.

“Lien” means any lien, security interest, charge, pledge or other similar encumbrance.

“Mailing Date” has the meaning assigned thereto in Section 2.1(e)(i).

“Maximum Cash Election Factor” means a fraction (expressed as a decimal carried out to the fourth place), the numerator of which is the number of Available Cash Election Shares, and the denominator of which is the aggregate number of Vowel Shares issued and outstanding immediately before the Effective Time.

“Maximum Pro Rata Election Amount” means, with respect to a given holder of Vowel Shares, the product (rounded down to the nearest whole number) of (x) the total number of Vowel Shares held by such holder immediately before the Effective Time, multiplied by (y) Maximum Cash Election Factor.

“Merger Subsidiaries” has the meaning assigned thereto in the Preamble.

“Merger Consideration” has the meaning assigned thereto in Section 2.2(a).

“Mergers” has the meaning assigned thereto in the Recitals; for purposes of clarification, does not include the Holdings III Merger.

“Mezzanine Credit Agreement” means the Note Purchase Agreement, dated as of April 12, 2007, among VSS-Consonant Merger Corp. (currently Consonant Learning), as Company, VSS-Consonant Holdings, as Guarantor, TCW/Crescent Mezzanine Partners IV, L.P., TCW/Crescent Mezzanine Partners II, LP, NYLIM Mezzanine Partners II Parallel Fund, LP, Goldentree Capital Solutions Fund Financing, Goldentree Capital Opportunities, LP and the other Purchasers from time to time party thereto, as Purchasers, and TCW/Crescent Mezzanine Partners IV, as Administrative Agent, as amended from time to time.

“Multiemployer Plan” has the meaning assigned thereto in Section 3.14(b).

“Multi-Year Contract” means any Contract with a School Authority entered into after the date of this Agreement but prior to the Effective Date pursuant to which the School Authority purchases products or services for a period in excess of one (1) school year and makes an advance payment for products or services to be delivered or performed after the 2009-2010 school year.

“Net Windle Proceeds” means the difference between: (i) the cash proceeds received by Consonant or any of its Subsidiaries from and after June 1, 2009 from any indemnity payment, insurance payment or any other payment or recovery (including, without limitation, recoveries from Jeffrey S. Windle’s estate)

arising from or related to any judgment, arbitration, order, decree, settlement negotiation or other proceeding, whether criminal or civil in nature, in connection with the theft, fraud, malfeasance and other conduct committed by Jeffrey S. Windle or any other person involved in such conduct of Jeffrey S. Windle against Consonant or any of its Subsidiaries, but only to the extent such cash proceeds are used to retire or extinguish indebtedness under the Credit Agreements, minus (ii) and any out-of-pocket costs and expenses and/or tax liabilities directly incurred from and after the Closing Date in connection with the collection or recovery of the amounts described in the preceding clause, including without limitation any attorneys, accountants, investigator and other professional fees.

“No Election Shares” has the meaning assigned thereto in Section 2.1(e)(ii).

“Outside Date” has the meaning assigned thereto in Section 7.1(b).

“Out-year Excess Amount” means the product of: (x) the excess of the aggregate amounts paid to Vowel prior to the Effective Time by or on behalf of each School Authority under all Multi-Year Contracts over $4,500,000; multiplied by (y) 0.30.

“Party” or “Parties” means any of Holdco, Vowel, Consonant, Vowel Merger Sub or Consonant Merger Sub.

“Permit” means, with respect to any Person, all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate its properties and to carry on its business as it is currently being conducted.

“Permitted Liens” means: (A) statutory liens for Taxes that are not yet due and payable; (B) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; and (C) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or suppliers and other like liens.

“Person” means an individual, corporation, partnership, association, trust, unincorporated organization, or other entity or any Governmental Authority.

“Post-Closing Covenants” means, with respect to any Person, any covenants or obligations of any Person to be performed or satisfied after the Effective Time pursuant to this Agreement or any Transaction Document.

“Post-Signing Tax Refunds” means the aggregate amount of any Vowel Tax Refunds received after the date of this Agreement and on or prior to the Closing Date.

“PQBS Agreement” shall mean the Stock and Asset Purchase Agreement, dated as of October 20, 2006, by and between ProQuest Company and Snap-On Incorporated, as amended.

“PQIL Agreement” shall mean the Subscription Agreement and Plan of Merger, by and among ProQuest Company, ProQuest Information and Learning Company, I&L Holdings, Inc., I&L Operating LLC and Cambridge Scientific Abstracts, Limited Partnership, dated December 14, 2006.

“Pre-Closing Covenants” has the meaning assigned thereto in Section 7.2.

“Pre-Closing Covenant Cap” has the meaning assigned thereto in Section 7.2.

“Pre-Signing Tax Refunds” means those Vowel Tax Refunds set forth on Section 9.13(ii) of the Vowel Disclosure Schedules annexed hereto and made a part hereof, to the extent they are received on or prior to the date of this Agreement.

“Proceedings” means any action, suit, investigation, hearing, proceeding, examination, review, audit, inspection, inquiry, claim or similar process, whether or not judicial, administrative, arbitral, regulatory or administrative, by or before a Governmental Authority, other than a School Authority.

“Proxy Statement/Prospectus” has the meaning assigned thereto in Section 3.31.

“Public Intellectual Property” has the meaning assigned thereto in Section 3.10(i).

“Re-Designated Shares” has the meaning assigned thereto in Section 2.1(e)(v).

“Registration Statement” has the meaning assigned thereto in Section 3.31.

“Registration Statement Filing Date” has the meaning assigned thereto in Section 7.1(b).

“Reorganization” has the meaning assigned thereto in the Recitals.

“Representatives” has the meaning assigned thereto in Section 5.2(a).

“Required Financial Statements” has the meaning assigned thereto in Section 7.1(b).

“Restraint” has the meaning assigned thereto in Section 6.1(b).

“School Authority” means a school, school district, department of education, board of education or other Governmental Authority, solely in its capacity as a party to a School Contract.

“School Contract” means a Contract with a School Authority pursuant to which such School Authority purchases or licenses any products or services from a Party hereto or their respective Subsidiaries.

“SEC” means the U.S. Securities and Exchange Commission.

“SEC Effective Date” has the meaning assigned thereto in Section 5.4(c).

“Securities Act” means the Securities Act of 1933, as amended.

“Security Agreement” has the meaning assigned thereto in Section 5.22(d).

“Senior Credit Agreement” means the Credit Agreement dated as of April 12, 2007 among VSS-Consonant Merger Corp. (currently Consonant Learning), as Borrower, VSS-Consonant Holdings and the other guarantors thereto, as Guarantors, the Lenders party thereto, Credit Suisse Securities (USA) LLC and Barclays Capital, as Co-Lead Arrangers and Joint Bookmanagers, Barclays PLC, as Administrative Agent and Collateral Agent, and Credit Suisse Securities (USA) LLC, as Co-Syndication Agent and BNP Paribas, as Co-Syndication Agent and TD Securities (USA) LLC, as Documentation Agent, as amended from time to time.

“SOX” has the meaning assigned thereto in Section 3.6(a).

“Special Majority of the Holdco Board” means, in the case of a determination contemplated by this Agreement, that such determination was approved by the affirmative vote of a number of directors of the Holdco Board constituting a simple majority plus one Vowel Designee.

“Stock Election Shares” has the meaning assigned thereto in Section 2.1(e)(ii).

“Stockholders’ Representative” means Vowel Representative, LLC or such other Person that is appointed by the holders of Vowel Common Stock at the Vowel Meeting.

“Subsidiary” means any corporation, partnership, joint venture or other legal entity of which any Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the Board of Directors or other governing body of such corporation or other legal entity. Except for those references to “Consonant Learning and its Subsidiaries” in Section 5.8(b), any and all references to a Subsidiary of Consonant or to Consonant and its Subsidiaries (and words of similar import) shall in all cases be conclusively deemed to include VSS-Consonant Holdings and each of its Subsidiaries, including without limitation, Consonant Learning, Inc., a Delaware corporation, Intellitools, Inc., a California corporation, Consonant Learning (New York), Inc., a Delaware corporation, Sopris West Educational Services, Inc., a Colorado corporation, Kurzweil Educational Systems, Inc., a Delaware corporation, and VSS-Consonant Maritime, LLC, a Delaware limited liability company, all as if the Holdings III Merger Transactions had been consummated prior to the date of this Agreement.

“Surviving Corporations” has the meaning assigned thereto in Section 1.1.

“Tax” means any and all taxes payable to any federal, state, local or foreign Taxing Authority or agency, including (a) income, franchise, profits, gross receipts, minimum, alternative minimum, estimated, ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, disability, employment, social security, workers compensation, unemployment, utility, severance, excise, stamp, windfall profits, transfer or other tax of any kind whatsoever, (b) interest thereon and (c) penalties and additions to tax imposed with respect thereto.

“Tax Representation Letter” has the meaning assigned thereto in Section 5.18.

“Tax Return” shall mean any return, declaration, report, claim for refund, information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, to be filed (whether on a mandatory or elective basis) with any federal, state, local, or foreign government or Taxing Authority.

“Taxing Authority” means any federal, state, local or foreign Governmental Authority that is charged with the review or collection of Taxes.

“Termination Date” has the meaning assigned thereto in Section 5.1(a).

“Total Cash for Cash Election” means the sum of (a) Available Vowel Cash for Cash Election plus (b) $25,000,000.

“Transaction Documents” mean this Agreement, the Certificates of Merger, the LAZEL Spinoff Documents, Escrow Agreement, the Contingent Value Right Agreement, the Exchange Agent Agreement, the Security Agreement, the Holdco Stockholders Agreement, the LAZEL Guaranty, the Holdco Vowel Liability Guaranty, the Holdings III Contribution Agreement, the Holdings IV Contribution Agreement and the Holdings III Merger Agreement.

“VEL Drop-Down Documents” means the Stock Purchase Agreement and Subscription Agreement attached hereto as Exhibits P-1 and P-2, respectively

“VEL Drop-Down Transaction” has the meaning assigned thereto in Section 5.26(a).

“Voting Consonant Debt” has the meaning assigned thereto in Section 4.3(b).

“Voting Holdco Debt” has the meaning assigned thereto in Section 4A.3(b).

“Voting Vowel Debt” has the meaning assigned thereto in Section 3.3(b).

“Vowel” means Voyager Learning Company, a Delaware corporation.

“Vowel 2008 Financial Statements” has the meaning assigned thereto in Section 3.6(b).

“Vowel Active Employees” has the meaning assigned thereto in Section 5.9(a).

“Vowel Alternative Proposal” shall mean with respect to Vowel, (A) any proposal or offer made by any Person (i) for a merger, reorganization, share exchange, exchange offer, consolidation, business combination, joint venture, sale of substantially all of the assets, recapitalization, dissolution, liquidation or similar transaction involving Vowel or any of its Subsidiaries, (ii) for the acquisition by any Person, directly or indirectly, of twenty percent (20%) or more of the consolidated total assets (based on fair market value) of Vowel and/or any of its Subsidiaries, in a single transaction or series of related transactions, (iii) for the acquisition by any Person, directly or indirectly, of twenty percent (20%) or more of the outstanding shares of capital stock of Vowel or any of its Subsidiaries, in a single transaction or series of related transactions or (iv) to appoint or replace at least a majority of the Vowel Board or any of its Subsidiaries or (B) any inquiry that might reasonably be expected to lead to any offer described in the foregoing clause (A), in each case, other than the Vowel Merger.

“Vowel Assets” has the meaning assigned thereto in Section 3.11.

“Vowel Benefit Plans” has the meaning assigned thereto in Section 3.14(a).

“Vowel Board” means the then board of directors of Vowel.

“Vowel Book-Entry Shares” has the meaning assigned thereto in Section 2.3(a).

“Vowel Certificate” has the meaning assigned thereto in Section 2.3(a).

“Vowel Certificate of Merger” has the meaning assigned thereto in Section 1.3.

“Vowel Closing Certificate” has the meaning assigned thereto in Section 1.2(b).

“Vowel Closing Funding Amount” means, with respect to each Vowel Closing Liability, the amount set forth opposite such Vowel Closing Liability on Schedule 5.24.

“Vowel Closing Liability” means the obligation or liability of Vowel or its Subsidiaries arising under a contract, agreement or other legally enforceable arrangement, commitment or undertaking, referenced on Schedule 5.24.

“Vowel Common Stock” has the meaning assigned thereto in the Recitals.

“Vowel Confidentiality Agreement” means the confidentiality agreement, dated March 11, 2008, by and between Vowel and Consonant, as amended by those certain amendments dated August 22, 2008, September 25, 2008 and December 8, 2008.

“Vowel Consideration” has the meaning assigned thereto in Section 2.1(a).

“Vowel Designees” means the four individuals to be named or appointed by Vowel as directors of Holdco at any time prior to filing of the Registration Statement, (A) two of which shall (i) be independent as defined under Rule 5605(a)(2) of the Nasdaq Marketplace Rules; (ii) meet the criteria for independence set forth under Rule 10A-3(b) of the Exchange Act; (iii) not have participated in the preparation of the financial statements of Holdco, Vowel or any of their respective Subsidiaries during the past three years; and (iv) be able to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement and (B) all of which of the subject to the approval of Consonant (which approval shall not be unreasonably withheld, conditioned or delayed).

“Vowel Disclosure Schedule” has the meaning assigned thereto in Article III.

“Vowel Dissenting Shares” has the meaning assigned thereto in Section 2.1(g).

“Vowel Employees” has the meaning assigned thereto in Section 3.14(a).

“Vowel ERISA Affiliate” has the meaning assigned thereto in Section 3.14(b).

“Vowel Excess Cash” mean the excess of: (x) cash and cash equivalents held by Vowel and its Subsidiaries as of the close of business on the Business Day immediately preceding the Closing Date (excluding cash previously deposited into rabbi trusts), over (y) the sum of (A) the Available Vowel Cash for Cash Election (less the Vowel Expense Reimbursement Amount), plus (B) the Available Vowel Cash for Tax Refund Consideration, plus (C) Vowel Tax Refund Holdback Amount plus (D) the Aggregate Vowel Closing Funding Amount to the extent not funded prior to the Closing Date.

“Vowel Expense Reimbursement Amount” means the aggregate amount of all Vowel Transaction Expenses paid by Vowel prior to the Closing, including the amount of any prepaid insurance premium that was credited toward the purchase of the D&O Tail Insurance, as set forth on the Vowel Closing Certificate.

“Vowel Financial Statements” has the meaning assigned thereto in Section 3.6(b).

“Vowel Intellectual Property” means Intellectual Property, other than Vowel Third Party Intellectual Property, that is (i) used internally in the business of Vowel or any of its Subsidiaries, or (ii) incorporated in or used in connection with any product or service offered for sale by Vowel or any of its Subsidiaries any time within the six (6) years preceding the date of this Agreement, or currently under development.

“Vowel Material Adverse Effect” means any change, effect, event, occurrence, state of facts, non-occurrence or omission (or any development that has had or is reasonably likely to have any effect) that, (A) is materially adverse to the business, financial condition or results of operations of Vowel and its

Subsidiaries, taken as a whole, or (B) which would prevent or materially delay the consummation of the Vowel Merger; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been a Vowel Material Adverse Effect: (i) a disruption in financial, credit, banking or securities markets (including any disruption thereof and any decline in the price of any security or market index) or any interest rate or exchange rate changes, generally which does not disproportionately affect Vowel and its Subsidiaries, taken as a whole; (ii) any material downturn in general business or economic condition to the extent it does not disproportionately affect Vowel and its Subsidiaries, taken as a whole, as compared with other participants in the industries in which Vowel and its Subsidiaries operate; (iii) any change attributable to the announcement or pendency of the Reorganization (including any cancellations of or delays in customer agreements, any reduction in sales, any disruption in supplier, distributor, partner or similar relationships or any loss of employees), or resulting from or relating to compliance with the terms of, or the taking of any action required by, this Agreement; (iv) any change arising from or relating to any change after the date of this Agreement in GAAP as consistently applied by Vowel; (v) any change resulting from or relating to political or economic conditions, including acts of terrorism or war to the extent it does not disproportionately affect Vowel and its Subsidiaries, taken as a whole, as compared with other participants in the industries in which Vowel and its Subsidiaries operate; (vi) any change arising from or relating to Laws issued by any Governmental Authority after the date of this Agreement applicable to the Parties to the extent it does not disproportionately affect Vowel and its Subsidiaries, taken as a whole, as compared with other participants in the industries in which Vowel and its Subsidiaries operate; (vii) any change, in and of itself, in the market price or trading volume of the Vowel Common Stock, provided that this clause (vii) shall not exclude the underlying event or occurrence which may have caused such change in market price or trading volume; (viii) the failure, in and of itself, by Vowel to meet or exceed any internal or public projections, forecasts or earnings predictions, provided that this clause (viii) shall not exclude any event or occurrence which caused such failure; and (ix) the taking of any action, or failure to take action, to which Consonant, has expressly consented or approved in writing.

“Vowel Material Contracts” has the meaning assigned thereto in Section 3.13(a).

“Vowel Material Customers” has the meaning assigned thereto in Section 3.21(a).

“Vowel Material Vendors” has the meaning assigned thereto in Section 3.21(b).

“Vowel Meeting” has the meaning assigned thereto in Section 5.4(c).

“Vowel Meeting Original Date” has the meaning assigned thereto in Section 5.4(d).

“Vowel Merger” has the meaning assigned thereto in the Recitals.

“Vowel Merger Sub” means Vowel Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Holdco.

“Vowel Per Share Cash Consideration” has the meaning assigned thereto in Section 2.1(a)(i), as such amount may be adjusted from time to time pursuant to Section 2.1(f).

“Vowel Per Share Stock Consideration” has the meaning assigned thereto in Section 2.1(a)(i).

“Vowel Per Share Pre-Closing Tax Refund Consideration” means the quotient of: (i) the Available Vowel Cash for Tax Refund Consideration; divided by (ii) the aggregate number of shares of Vowel Common Stock outstanding as of the Effective Time (excluding any shares of Vowel Common Stock to be cancelled pursuant to Section 2.1(c)).

“Vowel Recommendation” has the meaning assigned thereto in Section 3.4(a).

“Vowel Record Date” shall mean the date fixed by the Vowel Board for determination of Vowel’s stockholders entitled to notice of and to vote at the Vowel Meeting.

“Vowel Related Persons” has the meaning assigned thereto in Section 3.20.

“Vowel SARs” has the meaning assigned thereto in Section 2.5(b).

“Vowel SEC Financial Statements” has the meaning assigned thereto in Section 3.6(b).

“Vowel SEC Reports” has the meaning assigned thereto in Section 3.6(a).

“Vowel Share” has the meaning assigned thereto in Section 2.1(a).

“Vowel Shared Tax Offset Amounts” means any refunds, credits or reductions in Taxes resulting from the payment of any of the Agreed Contingencies.

“Vowel Specified Approvals” has the meaning assigned thereto in Section 3.4(b).

“Vowel Stock Options” has the meaning assigned thereto in Section 2.5(a).

“Vowel Stock Plans” has the meaning assigned thereto in Section 2.5(a).

“Vowel Stockholder” means the holder of any Common Stock of Vowel as of the Closing.

“Vowel Stockholder Approval” has the meaning assigned thereto in Section 3.30.

“Vowel Superior Proposal” means a Vowel Alternative Proposal that the Vowel Board determines in good faith, after consultation with its financial and legal advisors, and considering such factors as the Vowel Board considers to be appropriate, (i) to be more favorable to Vowel and its stockholders (in their capacities as stockholders) from a financial point of view than the transactions contemplated by this Agreement, (ii) is reasonably capable of being completed on terms proposed, and (iii) the failure to accept such Vowel Alternative Proposal would be a breach of the fiduciary duties of the Vowel Board; provided that for purposes of the definition of “Vowel Superior Proposal”, the references to “20%” in the definition of Vowel Alternative Proposal shall be deemed to be references to “80%.”

“Vowel Surviving Corporation” has the meaning assigned thereto in Section 1.1.

“Vowel Tax Refund Holdback Amount” means an amount equal to the lesser of: (x) the Post-Signing Tax Refunds; and (y) $4,000,000.

“Vowel Tax Refund Documented Costs” means reasonable documented out-of-pocket costs or expenses incurred by Holdco, Vowel or any of their respective Subsidiaries from and after the Effective Time that reasonably relate to obtaining the Vowel Tax Refunds.

“Vowel Tax Refunds” means, without duplication, all refunds of Taxes which are both (x) received in cash by Vowel, any of its Subsidiaries or Holdco (on behalf of Vowel) from the applicable taxing authorities at any time prior to the 18 month anniversary of the Effective Time and (y) set forth on Section 9.15(ii) of the Vowel Disclosure Schedule annexed hereto and made a part hereof.

“Vowel Termination Fee” has the meaning assigned thereto in Section 7.3(b).

“Vowel Third Party Intellectual Property” means all Intellectual Property owned by Persons not party to this Agreement that is (i) used internally in the business of Vowel or any of its Subsidiaries, or (ii) incorporated in or used in connection with any product or service offered for sale by Vowel any time within the six (6) years preceding the date hereof or any of its Subsidiaries, or currently under development.

“Vowel Transaction Expenses” has the meaning assigned thereto in Section 3.34.

“Vowel Voting Agreement” has the meaning assigned thereto in the Recitals.

“VSS” means Veronis Suhler Stevenson LLC.

“VSS-Consonant Financial Statements” has the meaning assigned thereto in Section 4.6(a).

“VSS-Consonant Holdings” means VSS-Cambium Holdings, LLC, a Delaware limited liability company.

“VSS-Consonant Holdings III” has the meaning assigned thereto in the Recitals.

“VSS-Consonant Holdings IV” means VSS-Cambium Holdings IV, LLC, a Delaware limited liability company and wholly owned subsidiary of VSS-Consonant Holdings.

“VSS-Consonant Management LLC” means VSS-Cambium Management, LLC, a Delaware limited liability company.

“VSS Funds” means any funds or entities owned, controlled or managed by VSS, including, with out limitation, VSS-Consonant Holdings III, VSS Communications Partners IV, L.P., VSS Communications Parallel Partners IV, L.P., VSS Communications Parallel II Partners IV, L.P. and VSS SBS IV, LLC.

“VSS Limited Guarantee” means that Limited Guarantee, dated as of the date hereof, made by the VSS Funds in favor of Vowel.

“Working Capital Award” has the meaning assigned thereto in Section 5.27(c).

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CAMBIUM HOLDINGS, INC.

By:	/s/ Scott J. Troeller
Name:     Scott J. Troeller

Title:	President

VOYAGER LEARNING COMPANY

By:	/s/ Richard Surratt
Name:     Richard Surratt

Title:	President and Chief Executive Officer

VSS-CAMBIUM HOLDINGS II CORP.

By:	/s/ Scott J. Troeller
Name:     Scott J. Troeller

Title:	President

CONSONANT ACQUISITION CORP.

By:	/s/ Scott J. Troeller
Name:     Scott J. Troeller

Title:	President

[Signature Page to Agreement and Plan of Merger]

VOWEL ACQUISITION CORP.

By:	/s/ Scott J. Troeller
Name:     Scott J. Troeller

Title:	President

STOCKHOLDERS’ REPRESENTATIVE:

VOWEL REPRESENTATIVE, LLC

BY: SPO ADVISORY CORP., its manager

By:	/s/ William E. Oberndorf
Name:     William E. Oberndorf

Title:	Vice President

[Signature Page to Agreement and Plan of Merger]

Annex B

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex C

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
CAMBIUM-VOYAGER HOLDINGS, INC.

Cambium-Voyager Holdings, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

FIRST:  The name of the corporation is Cambium-Voyager Holdings, Inc. The Certificate of Incorporation of the corporation was originally filed with the Secretary of State of the State of Delaware on June 19, 2009. The name under which the corporation was incorporated was Cambium Holdings, Inc. The original certificate of incorporation of the corporation was amended on June 22, 2009. The certificate of incorporation, as amended, was amended and restated on August 4, 2009.

SECOND:  This Second Amended and Restated Certificate of Incorporation of the corporation has been duly adopted in accordance with the provisions of Section 242 and 245 of the DGCL. The written consent of the stockholders of the corporation was obtained in accordance with Section 228 of the DGCL.

THIRD:  The Certificate of Incorporation, as amended, of the corporation is hereby amended and restated to read in its entirety as follows:

ARTICLE I

NAME

The name of the Corporation (which is hereinafter referred to as the “Corporation”) is Learning Group, Inc.

ARTICLE II

ADDRESS

The address of the Corporation’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV

CAPITALIZATION

A. The total number of shares of stock which the Corporation shall have authority to issue is One Hundred Sixty-Five Million (165,000,000) consisting of Fifteen Million (15,000,000) shares of Preferred Stock, $.001 par value per share (hereinafter referred to as “Preferred Stock”), and One Hundred Fifty Million (150,000,000) shares of Common Stock, $.001 par value per share (hereinafter referred to as “Common Stock”).

B. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of this Corporation (the “Board of Directors”) is hereby authorized to provide for the issuance of shares of

Preferred Stock in series and, by filing a certificate pursuant to the DGCL (hereinafter referred to as a “Preferred Stock Designation”), to establish from time to time the number of shares to be included in each such series, and to fix the designations, powers, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof. The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

(1) The designation of the series, which may be by distinguishing number, letter or title.

(2) The number of shares of the series, which number the Board of Directors may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding).

(3) The amounts payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative.

(4) Dates at which dividends, if any, shall be payable.

(5) The redemption rights and price or prices, if any, for shares of the series.

(6) The terms and amount of any sinking fund provided for the purchase or redemption of shares of the series.

(7) The amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(8) Whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series of such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made.

(9) Restrictions on the issuance of shares of the same series or of any other class or series.

(10) The voting rights, if any, of the holders of shares of the series.

(11) Any other preferences, qualifications, privileges, options and other relative or special rights and limitations of that series.

C. The Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof. Except as may be provided in this Second Amended and Restated Certificate of Incorporation or in a Preferred Stock Designation or by applicable law, the holders of shares of Common Stock shall be entitled to one vote for each such share upon all questions presented to the stockholders. The holders of Preferred Stock shall not be entitled to receive notice of any meeting of stockholders at which they are not entitled to vote. The holders of the shares of Common Stock shall at all times, except as otherwise provided in this Second Amended and Restated Certificate of Incorporation or as required by law, vote as one class, together with the holders of any other class or series of stock of the Corporation accorded such general voting rights.

D. The Corporation shall be entitled to treat the person in whose name any share of its stock is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person, whether or not the Corporation shall have notice thereof, except as expressly provided by applicable law.

ARTICLE V

BY-LAWS

In furtherance and not in limitation of the powers conferred by law, the Board of Directors is expressly authorized and empowered:

(1) to make, alter, amend or repeal the Bylaws of the Corporation or any amendment thereof without the assent or vote of the stockholders of the Corporation; and

(2) from time to time to determine whether and to what extent, and at what times and places, and under what conditions and regulations, the accounts and books of the Corporation, or any of them, shall be open to inspection of stockholders; and, except as so determined or as expressly provided in this Second Amended and Restated Certificate of Incorporation or in any Preferred Stock Designation, no stockholder shall have any right to inspect any account, book or document of the Corporation other than such rights as may be conferred by applicable law.

Notwithstanding any other provisions of this Second Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation and in addition to any other vote required by law, no provision of the Bylaws may be altered, amended or repealed in any respect by the stockholders, nor may any provision inconsistent therewith be adopted, in any respect by the stockholders, unless such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of at least a majority of the capital stock of the Corporation entitled to vote generally in an election of directors, voting together as a single class, at any annual or special meeting of the stockholders of the Corporation, duly called and upon proper notice thereof.

The Corporation may in its Bylaws confer powers upon the Board of Directors in addition to the foregoing and in addition to the powers and authorities expressly conferred upon the Board of Directors by applicable law; provided that such powers are approved by the affirmative vote of the holders of at least a majority of the capital stock of the Corporation entitled to vote generally in an election of directors.

ARTICLE VI

STOCKHOLDER ACTIONS

A.	CALLING A MEETING

Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by the Chairperson of the Board of Directors or the Chief Executive Officer or at the written request of a majority of the members of the Board of Directors or, for so long as VSS-Cambium Holdings III, LLC, a Delaware limited liability company or one or more funds or entities, owned, controlled or managed by VSS Fund Management LLC (each a “VSS Fund” and collectively, the “VSS Funds”) have beneficial ownership (as determined in accordance with Rule 13d-3 of the Securities Exchange Act 1934, as amended (the “Exchange Act”)) of at least twenty-five (25%) of the outstanding shares of capital stock of the Corporation, by a VSS Fund, and may not be called by any other person. Except as set forth in the preceding sentence with respect to the VSS Funds, any power of stockholders to call a special meeting is specifically denied; provided, however, that if and to the extent that any special meeting of stockholders may be called by any other person or persons specified in any provisions of this Second Amended and Restated Certificate of Incorporation or any amendment hereto or any certificate filed under Section 151(g) of the DGCL, then such special meeting may also be called by the person or person, in the manner, at times and for the purposes so specified.

B.	ACTIONS BY STOCKHOLDERS

So long as the VSS Funds beneficially own (as determined in accordance with Rule 13d-3 of the Exchange Act) at least twenty-five (25%) of the outstanding shares of Common Stock, and subject to the terms of any series of Preferred Stock, any action required or permitted to be taken by the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be taken, are signed by the holders of shares of outstanding capital stock having not less than the minimum number of votes necessary to authorize such action, subject to applicable law. Once the VSS Funds cease to beneficially own (as determined in accordance with Rule 13d-3 of the Exchange Act) at least twenty-five percent (25%) of the outstanding shares of Common Stock, and subject to the terms of any series of Preferred Stock, any action required or permitted to be taken by the stockholders must be effected at an annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting.

C.	ADVANCE NOTICE

Advance notice of new business at a meeting of the stockholders and stockholder proposals and stockholder nominations for the election of directors shall be given in the manner and to the extent provided in the Bylaws of the Corporation.

ARTICLE VII

BOARD OF DIRECTORS

The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors.

A.	NUMBER; TERM

Subject to the right of the holders of any series of Preferred Stock, or any other series or class of stock as set forth in this Second Amended and Restated Certificate of Incorporation, to elect additional directors under specified circumstances, the number of directors of the Corporation shall be fixed by the Board of Directors from time to time and, on the date hereof, the initial number of directors shall be nine.

Pursuant to that certain Agreement and Plan of Mergers, dated as of June 20, 2009, by and among the Corporation, Voyager Learning Company, VSS-Cambium Holdings II Corp., Vowel Acquisition Corp., Consonant Acquisition Corp. and Vowel Representative, LLC (as amended or modified from time to time, the “Merger Agreement”) and that certain Stockholders Agreement, by and among the Corporation, VSS-Cambium Holdings III, LLC and Vowel Representative, LLC (as amended or modified from time to time, the “Stockholders Agreement”) attached as Exhibit G to the Merger Agreement, (i) for so long as the VSS Funds or any affiliate thereof beneficially owns (as determined in accordance with Rule 13d-3 of the Exchange Act) at least a majority of the outstanding shares of Common Stock, five directors shall be nominated by the VSS Funds or an affiliate thereof (each a “VSS Nominee” and collectively, the “VSS Nominees”) and (ii) until the Expiration Date (as defined in the Stockholders Agreement) four directors shall be nominated by Voyager Learning Company prior to the consummation of the mergers contemplated by the Merger Agreement (the “Mergers”), and after the consummation of the Mergers, by Vowel Representative, LLC (each a “Voyager Nominee” and collectively, the “Voyager Nominees”).

Whenever the holders of one or more classes or series of Preferred Stock shall have the right, voting separately as a class or series, to elect directors, the nomination, election, term of office, filling of vacancies, removal and other features of such directorships shall not be governed by this Article VII unless otherwise provided for in the applicable Preferred Stock Designation; and shall instead be governed by the Preferred Stock Designation.

Subject to the special rights of the holders of any class or series of Preferred Stock to elect directors, the directors of the Corporation shall be divided into three classes, as nearly equal in number as possible, designated as Class I, Class II and Class III. Each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting at which the director was elected; provided, however, that each director in initial Class I shall hold office until the first annual meeting of the stockholders following the effectiveness of this Second Amended and Restated Certificate of Incorporation; each director in initial Class II shall hold office until the second annual meeting of the stockholders following the effectiveness of this Second Amended and Restated Certificate of Incorporation; and each director in initial Class III shall hold office until the third annual meeting of the stockholders following the effectiveness of this Second

Amended and Restated Certificate of Incorporation. Notwithstanding the foregoing provisions of this Article VII, each director elected shall hold office until his or her successor is duly elected and qualified or until such director’s earlier death, resignation, retirement, disqualification or removal.

In the event of any increase or decrease in the authorized number of directors, the newly created or eliminated directorship resulting from such increase or decrease shall be apportioned by the Board of Directors among the three classes of directors so as to maintain such classes as nearly equal as possible. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

At the effective time of the Mergers: (i) the Class I directors shall consist of three (3) VSS Nominees, (ii) the Class II directors shall consist of two (2) Voyager Nominees and one (1) VSS Nominees and (iii) the Class III directors shall consist of two (2) Voyager Nominees and one (1) VSS Nominee.

B.	REMOVAL

Subject to the rights of holders of any class or series of Preferred Stock, if any, to elect directors under specified circumstances, a director may be removed from office only (i) for cause and only by the affirmative vote of not less than a majority of the total voting power of all outstanding securities of the Corporation then entitled to vote generally in the election of directors, voting together as a single class or (ii) for so long as the VSS Funds continue to beneficially own (as determined in accordance with Rule 13d-3 of the Exchange Act) at least twenty-five percent (25%) of the outstanding shares of capital stock of the Corporation, without cause and only by the affirmative vote of not less than a majority of the total voting power of all outstanding securities of the Corporation then entitled to vote generally in the election of directors, voting together as a single class.

C.	VACANCIES

Subject to the rights of the holders of any class or series of Preferred Stock then outstanding and the Stockholders Agreement (if and when effective), newly-created directorships resulting from any increase in the authorized number of directors, or any vacancies in the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled solely by a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected by the Board of Directors to fill any vacancy shall hold office for a term that shall coincide with the remaining term of the class of directors to which such person has been elected.

D.	ELECTION

Unless and except to the extent that the Bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

E.	VOTING

Unless otherwise set forth herein, a majority in voting power of directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. Each director shall have one (1) vote on all matters to be voted on by the Board of Directors or any committee thereof; provided, however, at any time that the right of any of the VSS Funds or an affiliate thereof to nominate a majority of the Board of Directors is in effect, if at any time there are less than five (5) VSS Nominees on the Board of Directors, then for so long as Jeffrey T. Stevenson shall be serving on the Board of Directors as a VSS Nominee, Jeffrey T. Stevenson shall have such number of votes as is equal to six (6) minus the number of VSS Nominees then serving on the Board of Directors, provided, that, in the event Jeffrey T. Stevenson shall not then be serving on the Board of Directors as a VSS Nominee then, for so long as Scott J. Troeller shall be serving on the Board of Directors as a VSS Nominee, Scott J. Troeller shall have such number of votes as is equal to six (6) minus the number of VSS Nominees then serving on the Board of Directors, provided, further, that in the event neither Jeffrey T. Stevenson nor Scott J. Troeller shall be then serving on the Board of Directors as a VSS Nominee, then the most senior employee of the VSS Funds then serving on the Board of Directors as a VSS Nominee shall have such number of votes as is equal to six (6) minus the number of VSS Nominees then serving on the Board of Directors, provided, further, that in the event no employee of any VSS Fund shall then be serving on the Board of Directors as a VSS Nominee, then the Chairman of the Board of Directors shall have such number of votes as is equal to six (6) minus the number of VSS Nominees then serving on the Board of Directors, in each case, so that all of the VSS Nominees then serving on the Board of Directors collectively have five (5) votes. At any time that the right of any of the VSS Funds or an affiliate thereof to nominate a majority of the Board of Directors is in effect, all references in this Second Amended and Restated Certificate of Incorporation, the Bylaws of the Corporation, and any other charter document of the Corporation, each as may be amended from time to time, to (i) “a majority of the members of the Board of Directors”, “a majority of the total number of directors then in office”, “majority of the members of the Board”, “a majority of the Board”, “a majority of the remaining directors”, “a majority of the authorized number of directors”, “majority of the directors present” and similar phrases and (ii) “unanimous vote of the Board” or “all members of the Board” and similar phrases, in each case, shall give effect to the voting provisions of this Article VII such that references to “majority” shall mean a “majority” of the votes of the directors and references to “unanimous vote of the Board” or “all members of the Board” and similar phrases mean all votes entitled to be cast by the directors.

ARTICLE VIII

LIABILITY AND INDEMNIFICATION

A.	LIABIILITY

A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

B.	INDEMNIFICATION

(1) The Corporation shall indemnify each of the Corporation’s directors and officers in each and every situation where, under Section 145 of the DGCL, as amended from time to time (“Section 145”), the Corporation is permitted or empowered to make such indemnification. The Corporation may, in the sole discretion of the Board of Directors of the Corporation, indemnify any other person who may be indemnified pursuant to Section 145 to the extent the Board of Directors deems advisable, as permitted by Section 145. The Corporation shall promptly make or cause to be made any determination required to be made pursuant to Section 145.

(2) The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or other entity against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person under the DGCL.

(3) The Corporation shall, to the fullest extent permitted by the DGCL, advance all costs and expenses (including, without limitation, attorneys’ fees and expenses) incurred by any director or officer within fifteen (15) days of presentation of such costs and expenses to the Corporation, with respect to any one or more actions, suits or proceedings, whether civil or criminal, administrative or investigative, so long as the Corporation receives from such director or officer an unsecured undertaking to repay such expenses if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Corporation under the DGCL. Such obligation to advance costs and expenses shall include, without limitation, costs and expenses incurred in asserting affirmative defenses, counterclaims and cross-claims to the fullest extent permitted by the DGCL. Such undertaking to repay may, if first requested in writing by the applicable director or officer, be on behalf of (rather than by) such director or officer, provided that in such case the Corporation shall have the right to approve the party making such undertaking.

(4) No amendment to or repeal of the provisions of this Article VIII shall deprive a director or officer of the benefit hereof with respect to any act or omission occurring prior to such amendment or repeal.

ARTICLE IX

CORPORATE OPPORTUNITIES

(1) In recognition of the fact that the Corporation, the VSS Funds, and directors, officers and employees of the VSS Funds, acting in their capacities as such, currently engage in, and may in the future engage in, the same or similar activities or lines of business and have an interest in the same areas and types of corporate opportunities, and in recognition of the benefits to be derived by the Corporation through its continued contractual, corporate and business relations with the VSS Funds (including possible service of directors, officers and employees of the VSS Funds as directors, officers and employees of the Corporation), the provisions of this Article IX are set forth to regulate and define the conduct of certain affairs of the Corporation as they may involve Authorized Persons and their directors, officers and employees, acting in their capacities as such, and the powers, rights, duties and liabilities of the Corporation and its directors, officers, employees and stockholders in connection therewith. In furtherance of the foregoing, the Corporation renounces any interest or expectancy in, or in being offered the opportunity to participate in, any corporate opportunity not allocated to it pursuant to this Article IX to the fullest extent permitted by Section 122(17) of the DGCL (or any successor provision).

(2) To the fullest extent permitted by applicable law, no director, officer, employee, or stockholder of the Corporation, in such capacity, that is an Authorized Person or a director, officer, or employee of an Authorized Person, acting in his or her capacity as such, shall have any obligation to the Corporation to refrain from competing with the Corporation, making investments in competing businesses or otherwise engaging in any commercial activity that competes with the Corporation, which in each case is not a Restricted Opportunity. To the fullest extent permitted by applicable law, the Corporation shall not have any right, interest or expectancy with respect to any such particular investments or activities, which in each case is not a Restricted Opportunity, undertaken by any Authorized Person or any director, officer or employee of an Authorized Person, acting in his or her capacity as such, such investments or activities, which in each case is not a Restricted Opportunity, shall not be deemed wrongful or improper, and no such person shall be obligated to communicate, offer or present any potential transaction, matter or opportunity to the Corporation, which in each case is not a Restricted Opportunity, even if such potential transaction, matter or opportunity is of a character that, if presented to the Corporation, could be taken by the Corporation.

(3) Nothing in this Article IX shall limit or otherwise prejudice any contractual rights the Corporation may have or obtain against any Authorized Person or any director, officer, or employee of any Authorized Person.

(4) For purposes of this Article IX:

“Authorized Person” shall mean the VSS Funds, any subsidiary of an Authorized Person, any successor by operation of law (including merger) of an Authorized Person, and any person or entity which acquires all or substantially all of the assets of an Authorized Person in a single transaction or series of related transactions; and

“Restricted Opportunity” shall mean a transaction, matter or opportunity offered to a person in writing solely and expressly by virtue of such Authorized Person or a director, officer, or employee of an Authorized Person being a member of the Board of Directors or an officer or an employee of the Corporation. In the event that an Authorized Person or any director, officer or employee of an Authorized Person, acting in his or her capacity as such, acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both the Authorized Person and the Corporation, but is not a Restricted Opportunity, the Authorized Person and the directors, officers and employees of the Authorized Person, acting in their capacities as such, shall have no duty to communicate or offer such corporate opportunity to the Corporation and shall not be liable to the Corporation or its stockholders for breach of any fiduciary duty by reason of the fact that an Authorized Person or any director, officer, or employee of an Authorized Person, acting in his or her capacity as such, pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Corporation, and the Corporation hereby renounces any interest or expectancy in such corporate opportunity.

(5) Neither the alteration, amendment or repeal of this Article IX nor the adoption of any provision of this certificate of incorporation inconsistent with this Article IX shall eliminate or reduce the effect of this Article IX in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article IX, would accrue or arise, prior to such alteration, amendment, repeal or adoption.

ARTICLE X

AMENDMENTS

Except as may be expressly provided in this Second Amended and Restated Certificate of Incorporation, the Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Second Amended and Restated Certificate of Incorporation or a Preferred Stock Designation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed herein or by applicable law, and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Second Amended and Restated Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article X; provided, however, that any amendment or repeal of Article X of this Second Amended and Restated Certificate of Incorporation shall not adversely affect any right or protection existing thereunder in respect of any act or omission occurring prior to such amendment or repeal, and provided further that no Preferred Stock Designation shall be amended after the issuance of any shares of the series of Preferred Stock created thereby, except in accordance with the terms of such Preferred Stock Designation and the requirements of applicable law.

ARTICLE XI

EFFECT OF STOCKHOLDERS AGREEMENT

Notwithstanding anything to the contrary in Article IV or Article VII of this Second Amended and Restated Certificate of Incorporation and subject to the effectiveness of the Stockholders Agreement, if and to the extent any of the provisions of Article IV or Article VII of this Second Amended and Restated Certificate of Incorporation permits or authorizes the Board of Directors to take any action that would be a breach of Section 2 of the Stockholders Agreement then such action shall require the approval of at least one (1) Voyager Nominee that is not an Independent Director (as defined in the Stockholders Agreement); provided, however, the approval rights granted in this Article XI shall automatically terminate, without any further action by the Corporation or any other person or entity upon the Class III Expiration Date (as defined in the Stockholders Agreement); provided, however, to the extent the Stockholders Agreement does not become effective upon consummation of the transactions contemplated by the Merger Agreement, this Article XI shall be null and void ab initio.

IN WITNESS WHEREOF, the Corporation has caused this Second Amended and Restated Certificate of Incorporation to be signed by its President on October 29, 2009.

CAMBIUM-VOYAGER HOLDINGS, INC.

By:	/s/ Scott J. Troeller
Name:     Scott J. Troeller

Title:	President

Annex D

AMENDED AND RESTATED BYLAWS
OF
CAMBIUM LEARNING GROUP, INC.
(formerly known as Cambium Voyager Holdings, Inc.)
(a Delaware corporation)

ARTICLE I

CORPORATE OFFICES

Section 1.1  Registered Office.  The registered office of Cambium Learning Group, Inc. (hereinafter called the “Corporation”) shall be fixed in the Certificate of Incorporation of the Corporation.

Section 1.2  Other Offices.  The Corporation may also have an office or offices, and keep the books and records of the Corporation, except as may otherwise be required by law, at such other place or places, either within or without the State of Delaware, as the Board of Directors of the Corporation (the “Board”) may from time to time determine or the business of the Corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 2.1  Annual Meeting.  The annual meeting of stockholders, for the election of directors and for the transaction of such other business as may properly come before the meeting, shall be held at such place, if any, on such date, and at such time as may be determined by the Board.

Section 2.2  Special Meeting.  Except as may otherwise be required by law or by the Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) and subject to the rights of the holders of any series of preferred stock of the Corporation, a special meeting of the stockholders may be called at any time only by (a) the Chairman, (b) the Chief Executive Officer, (c) the written request of a majority of the members of the Board, or (d) for so long as VSS-Cambium Holdings III, LLC, a Delaware limited liability company or one or more other funds or entities owned, controlled or managed by VSS Fund Management LLC (each a “VSS Fund” and collectively, the “VSS Funds”) have beneficial ownership (as determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of at least twenty-five percent (25%) of the outstanding shares of capital stock of the Corporation, by a VSS Fund, and may not be called by any other person; and any power of stockholders to call a special meeting is specifically denied.

Section 2.3  Notice of Stockholders’ Meetings.

(a) Notice of the place, if any, date, and time of all meetings of the stockholders, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given, not less than ten (10) nor more than sixty (60) days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting, except as otherwise provided herein or required by law. Each such notice shall state the place, if any, date and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Notice may be given personally, by mail or by electronic transmission in accordance with Section 232 of the General Corporation Law of the State of Delaware (the “DGCL”). If mailed, such notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to each stockholder at such stockholder’s address appearing on the books of the Corporation or given by the stockholder for such purpose. Notice by electronic transmission shall be deemed given as provided in Section 232 of the DGCL. An affidavit of the mailing or other means of giving any notice of any stockholders’ meeting, executed by the Secretary, Assistant Secretary or any transfer agent of the Corporation giving the notice, shall be prima facie evidence of the giving of such notice or report. Notice shall be deemed to have been given to all stockholders of record who share an address if notice is given in accordance with the “householding” rules set forth in Rule 14a-3(e) under the Exchange Act, and Section 233 of the DGCL.

(b) When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the place, if any, date and time thereof, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than thirty (30) days after the date for which the meeting was originally called, or if a new record date is fixed for the adjourned meeting, notice of the place, if any, date, and time of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting shall be given in conformity herewith. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

(c) Notice of the time, place (if any) and purpose of any meeting of stockholders may be waived in writing, either before or after the meeting, and to the extent permitted by law, will be waived by any stockholder by attendance thereat, in person or by proxy, except when the person objects at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

Section 2.4  Organization.

(a) Meetings of stockholders shall be presided over by the Chairman of the Board, if any, or in his or her absence by the Chief Executive Officer, or in his or her absence by a person designated by the Board, or in the absence of a person so designated by the Board, by a Chairman chosen at the meeting by the holders of a majority in voting power of the stock entitled to vote thereat, present in person or represented by proxy. The Secretary, or in his or her absence, an Assistant Secretary, or in the absence of the Secretary and all Assistant Secretaries, a person whom the Chairman of the meeting shall appoint, shall act as Secretary of the meeting and keep a record of the proceedings thereof.

(b) The Board shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board, if any, the Chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such Chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies and such other persons as the Chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting and matters which are to be voted on by ballot.

Section 2.5  List of Stockholders.  A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in such stockholder’s name, shall be prepared by the Secretary or other officer having charge of the stock ledger and shall be open to the examination of any stockholder for a period of at least ten (10) days prior to the meeting in the manner provided by law. The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. Such list shall presumptively determine the identity of the stockholders entitled to vote in person or by proxy at the meeting and entitled to examine the list required by this Section 2.5.

Section 2.6  Quorum.  Except as otherwise provided by law or the Certificate of Incorporation, at any meeting of stockholders, the holders of a majority in voting power of all issued and outstanding stock entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of business; provided, that where a separate vote by a class or series is required, the holders of a majority in voting power of all issued and outstanding stock of such class or series entitled to vote on such matter, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to such matter.

If a quorum is not present or represented at any meeting of stockholders, then the Chairman of the meeting or the holders of a majority in voting power of the stock entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time in accordance with Section 2.7, without notice other than announcement at the meeting, until a quorum is present or represented. If a quorum initially is present at any meeting of stockholders, the stockholders may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum, but if a quorum is not present at least initially, no business other than adjournment may be transacted.

Section 2.7  Adjourned Meeting.  Any annual or special meeting of stockholders, whether or not a quorum is present, may be adjourned for any reason from time to time by either the Chairman of the meeting or the holders of a majority in voting power of the stock entitled to vote thereat, present in person or represented by proxy. At any such adjourned meeting at which a quorum may be present, any business may be transacted that might have been transacted at the meeting as originally called.

Section 2.8  Voting.

(a) Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, each holder of common stock of the Corporation shall be entitled to one (1) vote for each share of such stock held of record by such holder on all matters submitted to a vote of stockholders of the Corporation. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, each holder of preferred stock of the Corporation shall be entitled to such number of votes, if any, for each share of such stock held of record by such holder as may be fixed in the Certificate of Incorporation.

(b) Except as otherwise provided by law, the Certificate of Incorporation, these Bylaws or the rules and regulations of any stock exchange applicable to the Corporation or pursuant to any other regulation applicable to the Corporation or its stockholders, at each meeting of stockholders at which a quorum is present, all corporate actions to be taken by vote of the stockholders (other than the election of directors) shall be authorized by the affirmative vote of the holders of a majority in voting power of the stock present in person or represented by proxy and entitled to vote thereon, and where a separate vote by class or series is required, if a quorum of such class or series is present, such act shall be authorized by the affirmative vote of the holders of a majority in voting power of the stock of such class or series present in person or represented by proxy and entitled to vote thereon. At all meetings of stockholders for the election of directors at which a quorum is present, a plurality of the votes cast shall be sufficient to elect each such director standing for election.

Section 2.9  Proxies.  Every person entitled to vote for directors, or on any other matter, shall have the right to do so either in person or by one or more agents authorized by a written proxy, which may be in the form of any means of electronic transmission, signed by the person and filed with the Secretary of the Corporation, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A proxy shall be deemed signed if the stockholder’s name is placed on the proxy (whether by manual signature, typewriting, telegraphic transmission or otherwise) by the stockholder or the stockholder’s attorney-in-fact. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or by filing another duly executed proxy bearing a later date with the Secretary of the Corporation. A proxy is not revoked by the death or incapacity of the maker unless, before the vote is counted, written notice of such death or incapacity is received by the Corporation.

Section 2.10  Notice of Stockholder Business and Nominations.

(a) Annual Meeting.

(i) Nominations of persons for election to the Board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (A) pursuant to the Corporation’s notice of meeting (or any supplement thereto), (B) by or at the direction of the Board or any committee thereof or (C) by any stockholder of the Corporation who was a stockholder of record at the time the notice provided for in this Section 2.10(a) is delivered to the Secretary of the Corporation and at the date of the meeting, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.10(a).

(ii) For any nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (C) of the foregoing paragraph, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and any such proposed business must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice must be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of (x) the ninetieth (90th) day prior to such annual meeting or (y) the tenth (10th) day following the date on which public announcement of the date of such meeting is first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Such stockholder’s notice shall set forth: (A) as to each person whom the stockholder proposes to nominate for election as a director (x) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder and (y) such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws of the Corporation, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (1) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner, (2) the class or series and number of shares of capital stock of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner, (3) a description of any agreement, arrangement or understanding with respect to the nomination or proposal between or among such stockholder and/or such beneficial owner, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing, (4) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder’s notice by, or on behalf of, such stockholder and such beneficial owners, whether or not such instrument or right shall be subject to settlement in underlying shares of capital stock of the Corporation, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner, with respect to shares of stock of the Corporation, (5) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, (6) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (b) otherwise to solicit proxies from stockholders in support of such proposal or nomination and (7) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder. The foregoing notice requirements of this Section 2.10(a) shall be deemed satisfied by a stockholder if the stockholder has notified the Corporation of his, her or its intention to present a proposal or nomination at an annual meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such stockholder’s proposal or nomination has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation. Notwithstanding the foregoing, for so long the VSS Funds collectively have beneficial ownership (as determined in accordance with Rule 13d-3 of the Exchange Act) of at least twenty-five percent (25%) of the outstanding shares of capital stock of the Corporation the notice provisions of this Section 2.10(a)(ii) shall not be applicable to the VSS Funds; provided, however, to the extent any of the VSS Funds desire to nominate persons for election to the Board or propose other business to be considered by the stockholders at the annual meeting of stockholders, such VSS Fund must give written notice to the Secretary of the Corporation prior to the date of the meeting and be a stockholder of record at the time such notice is delivered to the Secretary of the Corporation and at the date of the meeting and be entitled to vote at the meeting.

(iii) Notwithstanding anything in Section 2.10(a)(ii) above to the contrary, in the event that the number of directors to be elected to the Board at an annual meeting is increased and there is no public announcement naming all of the nominees for directors or specifying the size of the increased Board made by the Corporation at least ninety (90) days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section 2.10(a) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(b) Special Meeting.  (i) Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (A) by or at the direction of the Board or any committee thereof or (B) provided that the Board has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in this Section 2.10(b) is delivered to the Secretary of the Corporation, who is entitled to vote at the meeting and upon such election and who complies with the notice procedures set forth in this Section 2.10. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting, if the stockholder’s notice required by Section 2.10(a)(ii) shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Notwithstanding the foregoing, for so long as the VSS Funds collectively have beneficial ownership (as determined in accordance with Rule 13d-3 of the Exchange Act) of at least twenty-five percent (25%) of the outstanding shares of capital stock of the Corporation the notice provisions of this Section 2.10(b) (including compliance with the notice requirements of Section 2.10(a)(ii)) shall not be applicable to the VSS Funds; provided, however, to the extent any of the VSS Funds desire to nominate persons for election to the Board or propose other business to be considered by the stockholders at the special meeting of stockholders, such VSS Fund must give written notice to the Secretary of the Corporation prior to the date of the meeting and be a stockholder of record at the time such notice is delivered to the Secretary of the Corporation and at the date of the meeting and be entitled to vote at the meeting.

(c) General.

(i) Only such persons who are nominated in accordance with the procedures set forth in this Section 2.10 shall be eligible to be elected at an annual or special meeting of stockholders of the Corporation to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.10. Except as otherwise provided by law, the Chairman of the meeting shall have the power and duty (a) to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 2.10 (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of such stockholder’s nominee or proposal in compliance with such stockholder’s representation as required by clause (a)(ii)(C)(4) of this Section 2.10) and (b) if any proposed nomination or business was not made or proposed in compliance with this Section 2.10, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted. Notwithstanding the foregoing provisions of this Section 2.10, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.10, to be considered a qualified representative of the stockholder, a person must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(ii) For purposes of this Section 2.10, a “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(iii) Notwithstanding the foregoing provisions of this Section 2.10, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder and any national securities exchange on which the Corporation is then listed with respect to the matters set forth in this Section 2.10; provided, however, that any references in these Bylaws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 2.10 (including paragraphs (a)(i)(C) and (b) hereof), and compliance with paragraphs (a)(i)(C) and (b) of this Section 2.10 shall be the exclusive means for a stockholder to make nominations or submit other business (other than, as provided in the third to last sentence of (a)(ii), matters brought properly under and in compliance with Rule 14a-8 of the Exchange Act, as may be amended from time to time). Nothing in this Section 2.10 shall be deemed to affect any rights of stockholders to request inclusion of proposals or nominations in the Corporation’s proxy statement pursuant to applicable rules and regulations promulgated under the Exchange Act or any rights of the holders of any series of preferred stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.

Section 2.11  Inspectors of Election.  Before any meeting of stockholders, the Board shall appoint one or more inspectors of election to act at the meeting or its adjournment. If any person appointed as inspector fails to appear or fails or refuses to act, then the Chairman of the meeting may, and upon the request of any stockholder or a stockholder’s proxy shall, appoint a person to fill that vacancy. Inspectors need not be stockholders. No director or nominee for the office of director shall be appointed such an inspector.

Such inspectors shall:

(a) determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting, the existence of a quorum, and the authenticity, validity, and effect of proxies;

(b) receive votes, ballots or consents;

(c) hear and determine all challenges and questions in any way arising in connection with the right to vote;

(d) count and tabulate all votes or consents;

(e) determine when the polls shall close;

(f) determine the result; and

(g) do any other acts that may be proper to conduct the election or vote with fairness to all stockholders.

The inspectors of election shall perform their duties impartially, in good faith, to the best of their ability and as expeditiously as is practical. Any report or certificate made by the inspectors of election shall be prima facie evidence of the facts stated therein.

Section 2.12  Meetings by Remote Communications.  The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication in accordance with Section 211(a)(2) of the DGCL. If authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication (a) participate in a meeting of stockholders and (b) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder; (ii) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

ARTICLE III

DIRECTORS

Section 3.1  Powers.  Subject to the provisions of the DGCL and to any limitations in the Certificate of Incorporation or these Bylaws relating to action required to be approved by the stockholders, the business and affairs of the Corporation shall be managed and shall be exercised by or under the direction of the Board. In addition to the powers and authorities these Bylaws expressly confer upon them, the Board may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law, the Certificate of Incorporation or these Bylaws required to be exercised or done by the stockholders.

Section 3.2  Chairman of the Board.  The Board may annually elect one of its members to be Chairman of the Board and, subject to the requirements of this Section 3.2, may fill any vacancy in the position of Chairman of the Board at such time and in such manner as the Board may determine. The Chairman of the Board appointed pursuant to this Section 3.2, in its capacity as such, may but need not be an officer of the Corporation. The Chairman of the Board shall preside at meetings of the Board and shall lead the Board in fulfilling its responsibilities. The responsibilities of the Chairman of the Board appointed pursuant to this Section 3.1, if any, shall include: (a) organizing and presiding over executive sessions of the Board; (b) acting as a communication channel between the Board and the Chief Executive Officer (or, in the absence of the Chief Executive Officer, the executive officer or officers authorized to act in such capacity); (c) in collaboration with the Chief Executive Officer, setting the Board’s agenda; (d) serving as a point of contact for stockholders of the corporation who wish to communicate with the independent directors of the corporation; and (e) such other responsibilities as may be assigned to the Chairman from time to time by the Board or as set forth in these Bylaws.

Section 3.3  Number, Term of Office and Election.  Subject to the rights of the holders of any shares of preferred stock, the Board shall initially consist of three members, and the Board shall consist of not fewer than one nor more than twelve directors, the exact number may be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of the Board. A director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, or until to such director’s earlier death, resignation, disqualification or removal from office. Directors need not be stockholders unless so required by the Certificate of Incorporation or these Bylaws, wherein other qualifications for directors may be prescribed. Notwithstanding the foregoing, whenever the holders of any one or more series of preferred stock issued by the Corporation shall have the right, voting separately by series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal, and other features of such directorships shall be governed by the terms of the Certificate of Incorporation applicable thereto (including any certificate of designation relating to any series of preferred stock), and such directors so elected shall not be divided into classes pursuant to the Certificate of Incorporation unless expressly provided by such terms. The number of directors that may be elected by the holders of any such series of preferred stock shall be in addition to the number fixed by or pursuant to these Bylaws or the Certificate of Incorporation. Except as otherwise expressly provided in the terms of such series, the number of directors that may be so elected by the holders of any such series of stock shall be elected for terms expiring at the next annual meeting of stockholders and without regard to the classification of the members of the Board as set forth in the Certificate of Incorporation, and vacancies among directors so elected by the separate vote of the holders of any such series of preferred stock shall be filled by the affirmative vote of a majority of the remaining directors elected by such series, or, if there are no such remaining directors, by the holders of such series in the same manner in which such series initially elected a director.

Section 3.4  Vacancies.  Unless otherwise provided in the Certificate of Incorporation or these Bylaws, vacancies and newly created directorships resulting from an increase in the authorized number of directors may be filled solely by a majority of the remaining directors, even if less than a quorum, or by a sole remaining director. Each director so elected shall hold office for the remaining term of the director whose vacancy is being filled and until a successor shall have been duly elected and qualified, or until such director’s earlier death, disqualification, resignation or removal.

Section 3.5  Resignations and Removal.

(a) Any director may resign at any time by delivering his or her written resignation, or resignation by electronic transmission to the Board, the Chairman of the Board or the Secretary. Such resignation shall take effect on the later of (i) the time specified in such notice or (ii) upon acceptance thereof by the Chairman of the Board or, in the event of a resignation of the Chairman of the Board, by the Board.

(b) Except for such additional directors, if any, as are elected by the holders of any series of preferred stock as provided for or fixed pursuant to the provisions of the Certificate of Incorporation, any director, or the entire Board, may be removed from office at any time, but (i) only for cause and only by the affirmative vote of at a majority of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class or (ii) for so long as the VSS Funds continue to beneficially own (as determined in accordance with Rule 13d-3 of the Exchange Act) at least twenty-five percent (25%) of the outstanding shares of capital stock of the Corporation, without cause and only by the affirmative vote of a majority of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

Section 3.6  Regular Meetings.  Regular meetings of the Board shall be held at such place or places, on such date or dates and at such time or times, as shall have been established by the Board and publicized among all directors. A notice of each regular meeting shall not be required.

Section 3.7  Special Meetings.  Special meetings of the Board for any purpose or purposes may be called at any time by the Chairman of the Board, the Chief Executive Officer or a majority of the Board then in office. The person or persons authorized to call special meetings of the Board may fix the place and time of such meetings. Notice of each such meeting shall be given to each director, if by mail, addressed to such director as his or her residence or usual place of business, at least three (3) days before the day on which such meeting is to be held, or shall be sent to such director at such place by telecopy, telegraph, electronic transmission or other form of recorded communication, or be delivered personally or by telephone (including without limitation to a representative of the director or to the director’s electronic voice message system), in each case not later than the day before the date set for such meeting. Notice of any meeting need not be given to a director who shall, either before or after the meeting, submit a waiver of such notice or who shall attend such meeting without protesting, prior to or at its commencement, the lack of notice to such director. A notice of special meeting need not state the purpose of such meeting, and, unless indicated in the notice thereof, any and all business may be transacted at a special meeting.

Section 3.8  Participation in Meetings by Conference Telephone.  Members of the Board, or of any committee thereof, may participate in a meeting of such Board or committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

Section 3.9  Quorum.  Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, a majority of the authorized number of directors shall constitute a quorum for the transaction of business at any meeting of the Board, and the vote of a majority of the directors present at a duly held meeting at which a quorum is present shall be regarded as the act of the Board. The Chairman of the meeting or a majority of the directors present may adjourn the meeting to another time and place whether or not a quorum is present. At any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally called. Notwithstanding the foregoing, at any time that the right of any of the VSS Funds or an affiliate thereof to nominate a majority of the Board of Directors is in effect, all references in these Bylaws and any other charter document of the Corporation, each as may be amended from time to time, to (i) “a majority of the members of the Board of Directors”, “a majority of the total number of directors then in office”, “majority of the members of the Board”, “a majority of the remaining directors”, “a majority of the authorized number of directors”, “majority of the directors present” and similar phrases, and (ii) “unanimous vote of the Board” or “all members of the Board” and similar phrases, in each case, shall give effect to the voting provisions of Article VII of the Certificate of Incorporation such that references to “majority” shall mean a “majority” of votes of the directors and references to “unanimous vote of the Board” or “all members of the Board” and similar phrases mean all votes entitled to be cast by the directors.

Section 3.10  Board Action Without A Meeting.  Any action required or permitted to be taken by the Board may be taken without a meeting, provided that all members of the Board consent in writing or by electronic transmission to such action, and the writing or writings or electronic transmission or transmissions are filed with the minutes or proceedings of the Board. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. Such action by written consent shall have the same force and effect as a unanimous vote of the Board.

Section 3.11  Rules and Regulations.  The Board may adopt such rules and regulations not inconsistent with the provisions of law, the Certificate of Incorporation or these Bylaws for the conduct of its meetings and management of the affairs of the Corporation as the Board shall deem proper.

Section 3.12  Fees and Compensation of Directors.  Directors and members of committees may receive such compensation, if any, for their services and such reimbursement of expenses as may be fixed or determined by resolution of the Board. This Section 3.12 shall not be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent, employee or otherwise and receiving compensation for those services.

Section 3.13  Emergency Bylaws.  In the event of any emergency, disaster or catastrophe, as referred to in Section 110 of the DGCL, or other similar emergency condition, as a result of which a quorum of the Board or a standing committee of the Board cannot readily be convened for action, then the director or directors in attendance at the meeting shall constitute a quorum. Such director or directors in attendance may further take action to appoint one or more of themselves or other directors to membership on any standing or temporary committees of the Board as they shall deem necessary and appropriate.

ARTICLE IV

COMMITTEES

Section 4.1  Committees of the Board.  The Board may from time to time designate committees of the Board, with such lawfully delegable powers and duties as it thereby confers, to serve at the pleasure of the Board and shall, for those committees and any others provided for herein, elect a director or directors to serve as the member or members, designating, if it desires, other directors as alternate members who may replace any absent or disqualified member at any meeting of the committee. The Board may at any time for any reason remove any individual committee member and the Board may fill any committee vacancy created by death, disqualification, resignation, removal or increase in the number of members of the committee. In the absence or disqualification of any member of any committee and any alternate member in his or her place, the member or members of the committee present at the meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may by unanimous vote appoint another member of the Board to act at the meeting in the place of the absent or disqualified member.

Section 4.2  Meetings and Action of Committees.  Any committee of the Board may adopt such rules and regulations not inconsistent with the provisions of law, the Certificate of Incorporation or these Bylaws for the conduct of its meetings as such committee may deem proper.

ARTICLE V

OFFICERS

Section 5.1  Officers.  The officers of the Corporation shall consist of a Chief Executive Officer, a Chief Financial Officer, a President, a Secretary, and such other officers as the Board may from time to time determine, each of whom shall be elected by the Board, each to have such authority, functions or duties as set forth in these Bylaws or as determined by the Board. Each officer shall be chosen by the Board and shall hold office for such term, or at will, as may be prescribed by the Board and until such person’s successor shall have been duly chosen and qualified, or until such person’s earlier death, disqualification, resignation or removal. Any two of such offices may be held by the same person; provided, however, that no officer shall execute, acknowledge or verify any instrument in more than one capacity if such instrument is required by law, the Certificate of Incorporation or these Bylaws to be executed, acknowledged or verified by two or more officers.

Section 5.2  Compensation.  The salaries of the officers of the Corporation and shall be fixed from time to time in the manner prescribed by the Board.

Section 5.3  Removal, Resignation and Vacancies.  Any officer of the Corporation may be removed, with or without cause, by the Board, without prejudice to the rights, if any, of such officer under any contract to which it is a party. Any officer may resign at any time upon written notice to the Corporation, without prejudice to the rights, if any, of the Corporation under any contract to which such officer is a party. If any vacancy occurs in any office of the Corporation, the Board may elect a successor to fill such vacancy for the remainder of the unexpired term, if applicable, and until a successor shall have been duly chosen and qualified.

Section 5.4  Chief Executive Officer.  The Chief Executive Officer shall have general supervision and direction of the business and affairs of the Corporation, shall be responsible for corporate policy and strategy, and shall report directly to the Board. Unless otherwise provided in these Bylaws, all other officers of the Corporation shall report directly to the Chief Executive Officer or as otherwise determined by the Chief Executive Officer. The Chief Executive Officer shall, if present and in the absence of the Chairman of the Board, preside at meetings of the stockholders and of the Board.

Section 5.5  Chief Financial Officer.  The Chief Financial Officer shall exercise all the powers and perform the duties of the office of the chief financial officer and in general have overall supervision of the financial operations of the Corporation. The Chief Financial Officer shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as the Chief Executive Officer or as the Board may from time to time determine.

Section 5.6  President.  The President shall be the chief operating officer of the Corporation, with general responsibility for the management and control of the operations of the Corporation. The President shall have the power to affix the signature of the Corporation to all contracts that have been authorized by the Board or the Chief Executive Officer. The President shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as the Chief Executive Officer or as the Board may from time to time determine. Notwithstanding anything herein to the contrary the office of President may be held by the Chief Executive Officer of the Corporation.

Section 5.7  Secretary.  The powers and duties of the Secretary are: (i) to act as Secretary at all meetings of the Board, of the committees of the Board and of the stockholders and to record the proceedings of such meetings in a book or books to be kept for that purpose; (ii) to see that all notices required to be given by the Corporation are duly given and served; (iii) to act as custodian of the seal of the Corporation and affix the seal or cause it to be affixed to all certificates of stock of the Corporation and to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized in accordance with the provisions of these Bylaws; (iv) to have charge of the books, records and papers of the Corporation and see that the reports, statements and other documents required by law to be kept and filed are properly kept and filed; and (v) to perform all of the duties incident to the office of Secretary. The Secretary shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as the Chief Executive Officer or as the Board may from time to time determine.

Section 5.8  Additional Matters.  The Board shall have, and shall have the authority to delegate to the Chief Executive Officer or President of the Corporation, the authority to designate employees of the Corporation to have the title of Vice President, Assistant Vice President, Treasurer, Assistant Treasurer, Controller, Assistant Controller or Assistant Secretary. Any employee so designated shall have the powers and duties determined by the officer making such designation. The persons upon whom such titles are conferred shall not be deemed officers of the Corporation unless elected by the Board.

Section 5.9  Checks; Drafts; Evidences of Indebtedness.  From time to time, the Board shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes, bonds, debentures or other evidences of indebtedness that are issued in the name of or payable by the Corporation, and only the persons so authorized shall sign or endorse such instruments.

Section 5.10  Corporate Contracts and Instruments; How Executed.  Except as otherwise provided in these Bylaws, the Board may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation. Such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 5.11  Action with Respect to Securities of Other Corporations.  The Chief Executive Officer or any other officer of the Corporation authorized by the Board or the Chief Executive Officer is authorized to vote, represent, and exercise on behalf of the Corporation all rights incident to any and all shares or other securities of any other corporation or corporations (or entity or entities) standing in the name of the Corporation. The authority herein granted may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by the person having such authority.

ARTICLE VI

INDEMNIFICATION

Section 6.1  Right to Indemnification.  Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit, arbitration, alternative dispute mechanism, inquiry, administrative or legislative hearing, investigation or any other actual, threatened or completed proceeding, including any and all appeals, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or an officer of the Corporation or is or was serving at the request of the Corporation as a director, officer or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section 6.3 with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized or ratified by the Board of the Corporation.

Section 6.2  Right to Advancement of Expenses.  In addition to the right to indemnification conferred in Section 6.1, an indemnitee shall, to the fullest extent not prohibited by law, also have the right to be paid by the Corporation the expenses (including attorneys’ fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the DGCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Article VI or otherwise.

Section 6.3  Right of Indemnitee to Bring Suit.  If a claim under Section 6.1 or 6.2 of this Article VI is not paid in full by the Corporation within 60 days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the indemnitee may at any time thereafter bring suit against the Corporation in a court of competent jurisdiction in the State of Delaware to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (a) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (b) any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VI or otherwise shall be on the Corporation.

Section 6.4  Non-Exclusivity of Rights.  The rights to indemnification and to the advancement of expenses conferred in this Article VI shall not be exclusive of any other right which any person may have or hereafter acquire under any law, agreement, vote of stockholders or directors, provisions of the Certificate of Incorporation or these Bylaws or otherwise.

Section 6.5  Insurance.  The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another Corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Section 6.6  Indemnification of Employees and Agents of the Corporation.  The Corporation may, to the extent authorized from time to time by the Board, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article VI with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

Section 6.7  Nature of Rights.  The rights conferred upon indemnitees in this Article VI shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer or trustee and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. Any amendment, alteration or repeal of this Article VI that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit or eliminate any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

Section 6.8  Settlement of Claims.  The Corporation shall not be liable to indemnify any indemnitee under this Article VI for any amounts paid in settlement of any action or claim effected without the Corporation’s written consent, which consent shall not be unreasonably withheld, or for any judicial award if the Corporation was not given a reasonable and timely opportunity, at its expense, to participate in the defense of such action.

Section 6.9  Subrogation.  In the event of payment under this Article VI, the Corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the indemnitee, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Corporation effectively to bring suit to enforce such rights.

Section 6.10  Procedures for Submission of Claims.  The Board may establish reasonable procedures for the submission of claims for indemnification pursuant to this Article VI, determination of the entitlement of any person thereto and review of any such determination. Such procedures shall be set forth in an appendix to these Bylaws and shall be deemed for all purposes to be a part hereof.

ARTICLE VII

CAPITAL STOCK

Section 7.1  Stock Certificates.  There shall be issued to each holder of fully paid shares of the capital stock of the Corporation a certificate or certificates for such shares; provided that the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Every holder of shares of the Corporation represented by certificates shall be entitled to have a certificate signed by, or in the name of, the Corporation by the Chairman of the Board, Chief Executive Officer or the President, and by the Chief Financial Officer, Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, representing the number of shares registered in certificate form. Any or all such signatures may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

Section 7.2  Transfers of Stock.  Transfers of shares of stock of the Corporation shall be made only on the books of the Corporation upon authorization by the registered holder thereof or by such holder’s attorney thereunto authorized by a power of attorney duly executed and filed with the Secretary or a transfer agent for such stock, and if such shares are represented by a certificate, upon surrender of the certificate or certificates for such shares properly endorsed or accompanied by a duly executed stock transfer power and the payment of any taxes thereon; provided, however, that the Corporation shall be entitled to recognize and enforce any lawful restriction on transfer.

Section 7.3  Lost Certificates.  The Corporation may issue a new share certificate, uncertificated shares or new certificate for any other security in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate or the owner’s legal representative to give the Corporation a bond (or other adequate security) sufficient to indemnify it against any claim that may be made against it (including any expense or liability) on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate. The Board may adopt such other provisions and restrictions with reference to lost certificates, not inconsistent with applicable law, as it shall in its discretion deem appropriate.

Section 7.4  Addresses of Stockholders.  Each stockholder shall designate to the Secretary an address at which notices of meetings and all other corporate notices may be served or mailed to such stockholder and, if any stockholder shall fail to so designate such an address, corporate notices may be served upon such stockholder by mail directed to the mailing address, if any, as the same appears in the stock ledger of the Corporation or at the last known mailing address of such stockholder.

Section 7.5  Registered Stockholders.  The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

Section 7.6  Record Date for Determining Stockholders.

(a) For purposes of determining the stockholders entitled to notice of any meeting or to vote thereat, or to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than sixty (60) days nor less than (10) days before the date of such meeting, nor more than sixty (60) days prior to the time for such other action as herein described, as the case may be. In that case, only stockholders of record at the close of business on the date so fixed shall be entitled to notice and to vote, or to receive the dividend, distribution or allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any shares on the books of the Corporation after the record date so fixed, except as otherwise required by law, the Certificate of Incorporation or these Bylaws.

(b) If the Board does not so fix a record date, (i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the business day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held, and (ii) the record date for determining stockholders entitled to receive payment of any dividend or other distribution or allotment of rights, or to exercise such rights, shall be the close of business on the business day on which the Board adopts a resolution relating thereto or the sixtieth (60th) day before the date of the relevant action, whichever is later.

(c) A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting unless the Board fixes a new record date for the adjourned meeting, but the Board shall fix a new record date if the meeting is adjourned for more than thirty (30) days from the date set for the original meeting.

Section 7.7  Regulations.  The Board may make such additional rules and regulations as it may deem expedient concerning the issue, transfer and registration of shares of stock of the Corporation.

ARTICLE VIII

GENERAL MATTERS

Section 8.1  Fiscal Year.  The fiscal year of the Corporation shall begin on the first day of January of each year and end on the last day of December of the same year.

Section 8.2  Facsimile Signatures.  In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures of any officer or officers of the Corporation may be used whenever and as authorized by the Board or a committee thereof.

Section 8.3  Corporate Seal.  The Board may provide a suitable seal, containing the name of the Corporation, which seal shall be in the charge of the Secretary. If and when so directed by the Board or a committee thereof, duplicates of the seal may be kept and used by the Treasurer or by an Assistant Secretary or Assistant Treasurer.

Section 8.4  Maintenance and Inspection of Records.  The Corporation shall, either at its principal executive office or at such place or places as designated by the Board, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these Bylaws as amended to date, accounting books and other records.

Section 8.5  Reliance Upon Books, Reports and Records.  Each director, each member of any committee designated by the Board, and each officer of the Corporation shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or other records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or committees of the Board so designated, or by any other person as to matters which such director or committee member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

Section 8.6  Time Periods.  In applying any provision of these Bylaws which requires that an act be done or not be done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

Section 8.7  Subject to Law and Certificate of Incorporation.  All powers, duties and responsibilities provided for in these Bylaws, whether or not explicitly so qualified, are qualified by the Certificate of Incorporation and applicable law.

Section 8.8  Amendments.  These Bylaws may be altered, amended or repealed, in whole or in part, and new Bylaws may be adopted by (i) the affirmative vote of the shares representing not less than a majority of the votes entitled to be cast by the then outstanding shares of all classes and series of capital stock of the Corporation entitled generally to vote on the election of the directors of the Corporation at any annual or special meeting of the stockholders, provided that notice of the proposed alteration, amendment or repeal or of the proposed new Bylaw or Bylaws be included in the notice of such meeting or waiver thereof, or (ii) the affirmative vote of not less than a majority of the Board at any meeting of the Board, provided that notice of the proposed alteration, amendment or repeal or of the proposed new Bylaw or Bylaws be included in the notice of such meeting or waiver thereof. Notwithstanding the foregoing, no alteration, amendment or repeal with respect to any provision under Article VI of these Bylaws or to this sentence shall be effective to any claim by a person under Article VI based on any act or failure to act occurring before such alteration, amendment or repeal, to the extent detrimental to such claim by such person. The provisions of this Section 8.8 are subject to any contrary provisions and any provisions requiring a greater vote that are set forth in the Certificate of Incorporation or these Bylaws.

Section 8.9  Effect of Stockholders Agreement.  Notwithstanding anything to the contrary in Sections 3.3, 3.4, 3.5, 8.8 and Article IV of these Bylaws and subject to the effectiveness of the Stockholders Agreement (as defined below), if and to the extent any of the provisions of Sections 3.3, 3.4, 3.5, 8.8 and Article IV of these Bylaws permits or authorizes the Board of Directors to take any action that would be a breach of Section 2 of that certain Stockholders Agreement, by and among the Corporation, VSS-Cambium

Holdings III, LLC and Vowel Representative, LLC (as amended or modified from time to time, the “Stockholders Agreement”) attached as Exhibit G to that certain Agreement and Plan of Mergers, dated as of June 20, 2009, by and among the Corporation, Voyager Learning Company, VSS-Cambium Holdings II Corp., Vowel Acquisition Corp., Consonant Acquisition Corp. and Vowel Representative, LLC (the “Merger Agreement”), then such action shall require the approval of at least one (1) Vowel Designee that is not an Independent Director (as such terms are defined in the Stockholders Agreement); provided, however, the approval rights granted in this Section 8.9 shall automatically terminate, without any further action by the Corporation or any other person or entity upon the Class III Expiration Date (as defined in the Stockholders Agreement); provided, however, to the extent the Stockholders Agreement does not become effective upon consummation of the transactions contemplated by the Merger Agreement, this Section 8.9 shall be null and void ab initio.

Annex E

OPINION OF ALLEN & COMPANY LLC

June 20, 2009

Members of the Board of Directors
Voyager Learning Company
789 Eisenhower Parkway
P.O. Box 1346
Ann Arbor, MI 48106-1346

Members of the Board of Directors:

We are pleased to confirm in writing the opinion provided orally to the Board of Directors of Voyager Learning Company, Inc., a corporation organized under the laws of Delaware (the “Company”), at its meeting held earlier today. We understand that the Company, VSS-Cambium Holdings II Corp., a Delaware corporation (“Consonant”), Cambium Holdings, Inc., a Delaware corporation (“Holdco”), Vowel Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Holdco (“Vowel Merger Sub”), Consonant Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Holdco (“Consonant Merger Sub”), and Vowel Representative, LLC, a Delaware limited liability company, solely in its capacity as representative of the Vowel Stockholders, are entering into an Agreement and Plan of Mergers (the “Merger Agreement”) whereby Holdco will acquire all of the common stock of each of Consonant and the Company through the merger of Consonant Merger Sub with and into Consonant (the “Consonant Merger”) and the simultaneous merger of Vowel Merger Sub with and into the Company (the “Vowel Merger” and together with the Consonant Merger, the “Transaction”). Capitalized terms used herein but not defined have the same meanings as set forth in the Merger Agreement.

As further described in the Merger Agreement and subject to Section 2.3 (Exchange of Certificates) thereof, at the Effective Time, by virtue of the Transaction and without any further action on the part of the Company, Consonant, Holdco or any of their respective stockholders, the following shall occur in the Transaction:

Vowel Merger

(a) Vowel Merger Sub will merge with and into the Company, the separate corporate existence of Vowel Merger Sub will cease and the Company will continue its corporate existence under Delaware law as the surviving corporation in the Vowel Merger;

(b) each Vowel Share, other than Vowel Shares to be cancelled pursuant to the Merger Agreement and Vowel Dissenting Shares, shall be converted automatically into and shall thereafter represent only the right to receive (i) one fully paid and non-assessable share of Holdco Common Stock (the “Vowel Per Share Stock Consideration”) or the sum of $6.50 in cash without interest thereon, as such figure may be adjusted from time to time pursuant to the terms of the Merger Agreement (the “Vowel Per Share Cash Consideration”); plus (ii) the Vowel Per Share Pre-Closing Tax Refund Consideration; plus (iii) the Contingent Value Right (the aggregate amount of each of the Vowel Per Share Stock Consideration, the Vowel Per Share Cash Consideration, the Vowel Per Share Pre-Closing Tax Refund Consideration and the Contingent Value Right are together the “Vowel Consideration”); and

(c) each Vowel Share that has been converted into the right to receive a portion of the Vowel Consideration shall be automatically cancelled and shall cease to exist, and the holders of certificates that immediately prior to the Effective Time represented such Vowel Shares shall cease to have any rights with respect to such Vowel Shares other than the right to receive (i) the Vowel Consideration and (ii) any dividends and other distributions and any cash to be paid in lieu of any fractional share of Holdco Common Stock in accordance with the terms of the Merger Agreement.

Consonant Merger

(a) Consonant Merger Sub will merge with and into Consonant, the separate corporate existence of Consonant Merger Sub will cease and Consonant will continue its corporate existence under Delaware law as the surviving corporation in the Consonant Merger;

(b) each Consonant Share, other than Cancelled Consonant Shares, shall be converted automatically into and shall thereafter represent the right to receive (i) that number of fully paid and non-assessable shares of Holdco Common Stock equal to the Consonant Exchange Ratio (the “Consonant Stock Consideration”) and (ii) the right to subscribe from time to time for additional fully paid and non-assessable shares of Holdco Common Stock pursuant to a warrant (the “Holdco Warrant” and together with the Consonant Stock Consideration, the “Consonant Consideration”); and

(c) all Consonant Shares that have been converted into the right to receive Consonant Consideration shall be automatically cancelled and shall cease to exist, and the holders of certificates that immediately prior to the Effective Time represented such Consonant Shares shall cease to have any rights with respect to such Consonant Shares other than the right to receive (i) the Consonant Consideration and (ii) any dividends and other distributions and any cash to be paid in lieu of any fractional share of Holdco Common Stock in accordance with the terms of the Merger Agreement.

As you know, Allen & Company LLC (“Allen”) was engaged by the Company to act as a financial advisor to the Company. Pursuant to our October 10, 2007 engagement letter, as amended by the amendment thereto, executed on October 10, 2008 (the “Engagement Letter”), you have asked us to render our opinion as to the fairness, from a financial point of view, of the Vowel Consideration to be received by the Vowel Stockholders in the Transaction. Pursuant to the Engagement Letter, the Company shall owe Allen a cash fee of $3 million dollars, conditioned upon the consummation of the Transaction (the “Success Fee”). In addition, Allen shall be owed a cash fee of $500,000, payable upon delivery of this opinion (the “Opinion Fee”) and the Opinion Fee shall be creditable against any Success Fee payable to Allen upon the closing of the Transaction. The Company has also agreed to reimburse Allen’s reasonable expenses up to $20,000 and indemnify Allen against certain liabilities arising out of such engagement.

Allen, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. Except as described herein, Allen does not have and has not had any material relationships involving the payment or receipt of compensation between Allen and the Company, Consonant and, to our knowledge, any of their respective affiliates during the last two years. Allen has previously served as financial advisor to the Company, in connection with its acquisition of Vowel Expanded Learning in December of 2004 and its disposition of ProQuest Business Solutions and Proquest Information Learning in October and December of 2006, respectively. In the ordinary course of its business as a broker-dealer and market maker, Allen may have long or short positions, either on a discretionary or nondiscretionary basis, for its own account or for those of its clients, in the debt and equity securities (or related derivative securities) of the Company. This opinion has been approved by Allen’s fairness opinion committee.

Our opinion as expressed herein reflects and gives effect to our general familiarity with the Company as well as information which we received during the course of this assignment, including information provided by the management of each of the Company and Consonant in the course of discussions relating to this engagement. In arriving at our opinion, we neither conducted a physical inspection of the properties and facilities of the Company or Consonant nor made or obtained any evaluations or appraisals of the assets or liabilities of the Company or Consonant, or conducted any analysis concerning the solvency of the Company or Consonant.

In rendering our opinion, we have relied upon and assumed, with your consent and without independent verification, the accuracy and completeness of all of the financial, accounting, tax and other information that were available to us from public sources, that was provided to us by the Company, Consonant or their respective representatives, or that was otherwise reviewed by us. With respect to financial projections provided to us by the Company and/or Consonant, we have assumed with your consent that they have been reasonably prepared in good faith reflecting the best currently available estimates and judgments of the management of each of the Company and Consonant, as to the future operating and financial performance of the Company or Consonant on a separate or combined basis. We assume no responsibility for and express no view or opinion as to such forecasts or the assumptions on which they are based.

We have assumed that the Transaction will be consummated in accordance with the terms and conditions set forth in the Merger Agreement dated as of the date hereof and the agreements ancillary thereto that we have reviewed.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusions expressed in this opinion and that we assume no responsibility for advising any person of any change in any matter affecting this opinion or for updating or revising our opinion based on circumstances or events occurring after the date hereof.

In arriving at our opinion, we have among other things:

(i) reviewed and analyzed the terms and conditions of the Merger Agreement and related documents;

(ii) reviewed and analyzed the financial aspects of the Transaction;

(iii) reviewed and analyzed the trends in the K-12 supplemental education market;

(iv) reviewed and analyzed publicly available information on the Company;

(v) reviewed and analyzed the present financial and business condition and prospects of each of the Company and Consonant based on information provided by the management of each company;

(vi) reviewed and analyzed the historical results and financial projections of each of the Company and Consonant provided by management of each company;

(vii) reviewed and analyzed the financial projections of Holdco prepared by management of the Company and Consonant;

(viii) reviewed and analyzed the information obtained from discussions with the management of each of the Company and Consonant and with Veronis Suhler Stevenson (“VSS”), the financial sponsor that owns an indirect controlling interest in Consonant;

(ix) reviewed and analyzed the publicly available financial information of comparable companies in the K-12 education sector;

(x) reviewed and analyzed the publicly available financial information related to comparable transactions;

(xi) reviewed and analyzed the valuation trends in the U.S. equity market;

(xii) reviewed and analyzed the auction sale process the Company has undertaken to sell Vowel;

(xiii) reviewed and analyzed the cash consideration received per each Vowel Share;

(xiv) reviewed and analyzed the implied trading value of Holdco based on publicly traded comparable companies;

(xv) reviewed and analyzed the premiums paid in certain precedent transactions;

(xvi) reviewed and analyzed the current macroeconomic environment and its relevance to previous comparable transactions in the K-12 sector; and

(xvii) conducted such other financial analyses and investigations as we deemed necessary or appropriate for the purposes of the opinion expressed herein.

It is understood that this opinion is intended for the benefit and use of the Board in connection with its consideration of the Transaction. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be used by the Company in conjunction with any proxy mailing to Vowel Stockholders and any filing with the Securities and Exchange Commission related to the Transaction, provided that Allen has the right to review and approve any disclosure with respect to this opinion.

This opinion does not constitute a recommendation as to what course of action the Board should pursue in connection with the Transaction, or otherwise address the merits of the underlying decision by the Company to engage in the Transaction. We do not express an opinion about the fairness of any compensation payable to any of the Company’s officers, directors or employees in connection with the Transaction relative to the consideration payable to the Company’s stockholders. Our opinion also does not consider the treatment of any stock options or stock appreciation rights issued pursuant to the Vowel Stock Plans.

We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals. For the purposes of our opinion, we have assumed with your consent that all governmental, regulatory or other consents necessary for the consummation of the Transaction as contemplated by the Merger Agreement will be obtained without any material adverse effect on the Company.

Our opinion is limited to the fairness, from a financial point of view, of the Vowel Consideration to be received by the Vowel Stockholders in the Transaction as of the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Vowel Consideration to be received by the Vowel Stockholders in the Transaction is fair, from a financial point of view, to the Vowel Stockholders.

Very truly yours,

ALLEN & COMPANY LLC

By:	/s/ Kim Wieland
Kim Wieland
Managing Director

Annex F

June 20, 2009

Richard Surratt
CEO
Voyager Learning Company
1800 Valley View Lane, Suite 400
Dallas, TX 75234-8923

Re: Solvency Opinion

Dear Mr. Surratt:

We understand that the Voyager Learning Company (“Voyager” or the “Seller”) is considering a business combination transaction with affiliates of Cambium Learning, Inc. (“Cambium” or the “Buyer”) pursuant to which Cambium’s indirect shareholders will acquire, through a multi-step merger transaction (the “Transaction”), approximately 51% of the outstanding capital stock of Voyager in exchange for cash and equity securities of a newly formed entity Consonant Holdings, Inc. (“Holdco” or the “Company”). In the initial merger transaction, it is currently anticipated that the existing public shareholders of Voyager will receive (subject to a working capital and other adjustments) an aggregate of approximately $67.5 million in cash plus stock in Holdco, which is anticipated to be listed on NASDAQ (the “Merger Consideration”).

Following consummation of the Transaction, the Company will own, directly or indirectly, 100% of the capital stock of Cambium and Voyager. In the second step of the transaction, subject to compliance with Cambium’s credit agreements (the “Credit Agreements”), the Company will consolidate the operating subsidiaries of Cambium and Voyager in a merger or similar transaction.

You have requested that Houlihan Smith & Company, Inc. (“Houlihan”) render a written opinion as to whether, assuming the Transaction has been consummated as proposed (as such proposal may be updated from time to time prior to consummation), immediately after and giving effect to the Transaction (including the second step):

•	On a pro forma basis, the “Fair Value” and “Present Fair Saleable Value” (as defined herein) of the assets of Holdco, as applicable, would exceed the sum of its respective probable liabilities, including all “Contingent and Other Liabilities” (as defined herein), on its respective existing debts as such debts become absolute and matured;

•	Holdco and its subsidiaries will be able to pay their respective debts as they become due in the ordinary course of their respective businesses on a consolidated basis;

•	The capital remaining in Holdco and its subsidiaries after the Transaction would not be unreasonably small for the respective business in which it is engaged, as Holdco’s management

•	has indicated it is now and is proposed to be conducted following the consummation of the Transaction;

•	The Fair Value of Holdco’s assets exceeds the value of its liabilities, including all Contingent and Other Liabilities, by an amount that is greater than its stated capital amount; and

An Employee-owned Company

105 W. Madison          Suite 1500          Chicago, IL 60602
Tel: 312.499.5900       Toll Free: 800.654.4977       Fax: 312.499.5901
www.houlihansmith.com     •     www.fairnessopinion.com     •     www.solvencyopinion.com

F-1

Voyager Learning Company
June 20, 2009
Solvency Opinion Letter

•	The sum of the assets of Holdco, as applicable, at Fair Value is greater than all its respective debts at fair valuation.

Our Opinion considers the Company as a going-concern, both immediately before and on a pro forma basis immediately after, and giving effect to the Transaction and the associated indebtedness. For purposes of our Opinion, “Fair Value” shall be defined as the amount at which the equity of the Company would change hands between a willing buyer and a willing seller, each having reasonable knowledge of the relevant facts, neither being under any compulsion to act, with equity to both; and “Present Fair Saleable Value” shall be defined as the amount that may be realized if the Company’s and its subsidiaries’ assets on a consolidated basis are sold as an entirety with reasonable promptness, not to exceed one year, in an arm’s length transaction under present conditions for the sale of comparable business enterprises, as those conditions could be reasonably evaluated by Houlihan. We have used the same valuation methodologies in determining Fair Value and Present Fair Saleable value for purposes of rendering the Opinion. The term “Contingent and Other Liabilities” shall mean the stated amount of contingent liabilities identified to us and valued by responsible officers of the Company, upon whom we have relied upon without independent verification; no other contingent liabilities have been considered by us. It is Houlihan’s understanding, upon which it is relying, that the Board and any other recipient of the Opinion will consult with and rely solely upon their own legal counsel with respect to said definitions. The term “would not be unreasonably small amount of capital for the respective businesses in which it is engaged” and “required to pay its respective probable liabilities, including all ‘Contingent and Other Liabilities’, on its respective existing debt, as such debts become absolute and matured” means that the Company, as applicable, will be able to generate enough cash from operations, financing or a combination thereof to meet its respective obligations (including all Contingent and Other Liabilities) as they become due. No representation is made herein, or directly or indirectly by the Opinion, as to any legal matter or as to the sufficiency of said definitions for any purpose other than setting forth the scope of Houlihan’s Opinion hereunder.

Notwithstanding the use of the defined terms “Fair Value” and “Present Fair Saleable Value,” we have not been engaged to identify prospective purchasers or to ascertain the actual prices at which and terms on which the Company or any of its individual business units can currently be sold. Because the sale of any business enterprise involves numerous assumptions and uncertainties, not all of which can be quantified or ascertained prior to engaging in an actual selling effort, we express no opinion as to whether the Company (or any of its individual business units) would actually be sold for the amount we believe to be its Fair Value and Present Fair Saleable Value.

Scope of Analysis

In completing our analyses and for purposes of the Opinion set forth herein, Houlihan has, among other things, performed the following:

•	Reviewed the following agreements and documents related to the Transaction:

•	Draft Agreement and Plan of Mergers by and among Consonant Holdings, Inc., Vowel, Vowel Acquisition Corp., VSS-Consonant Holdings II Corp., and Consonant Acquisition Corp., dated as of May 11, 2009;

F-2

Voyager Learning Company
June 20, 2009
Solvency Opinion Letter

•	A summary term sheet including structure diagrams of the various steps of the Transaction, dated as of February 5, 2009; and

•	Cambium’s Credit Agreements, including the senior secured debt credit agreement, dated as of April 12, 2007, and its respective amendments, including the limited waiver and amendment, and the permanent waiver and amendment, dated as of May 20, 2008 and August 22, 2008, respectively.

•	Held discussions with certain members of Voyager management (“Management”) regarding the Transaction, the pro forma historical performance and pro forma financial projections of Holdco, and the future outlook for Holdco.

•	Obtained, reviewed and/or analyzed certain information relating to the historical, current and future operations of Voyager and Constant on a pro forma basis as consolidated through Holdco on a post-transaction basis, including but not limited to the following:

•	Four-year, pro forma financial projections for Holdco, as provided by Management, including net operating loss (“NOL”) carry forward calculations;

•	Unaudited, historical pro forma financial statements for Holdco for fiscal years 2006 through 2008, as provided by Management;

•	Cambium’s audited financial statements for the fiscal years ending December 31, 2006 and December 31, 2007;

•	Voyager’s audited financial statements for the fiscal years ending December 31, 1994 through December 31, 2008;

•	Voyager’s accounts receivable aging schedule and customer sales report, dated as of December 31, 2008 and January 15, 2009, respectively; and

•	Voyager’s monthly working capital projections for 2009.

•	Obtained and reviewed the following documents with regards to Cambium:

•	Second Amended and Restated Certificate of Incorporation of Cambium, dated as of April 12, 2005;

•	Minutes of Cambium’s board of directors’ meetings between December 9, 2005 and October 26, 2006; and

•	Discussed with Management the status of current outstanding legal claims and confirmed that any potential related financial exposure, as a result of the legal claims, has been properly disclosed.

•	Obtained and reviewed the following documents with regards to Voyager:

•	Minutes of Voyager’s audit committee and board of director meetings between January 4, 2001 and October 13, 2008;

•	Documentation related to the patents, trademarks, and licensing agreements of Cambium; and

•	Discussed with Management the status of current outstanding legal claims and confirmed that any potential related financial exposure, as a result of the legal claims, has been properly disclosed.

F-3

Voyager Learning Company
June 20, 2009
Solvency Opinion Letter

•	Reviewed certain other relevant, publicly available information, including economic, industry, and Company specific information.

We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material adverse change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us. We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company.

Nothing has come to our attention in the course of this engagement which would lead us to believe that (i) any information provided to us or assumptions made by us are insufficient or inaccurate in any material respect or (ii) it is unreasonable for us to use and rely upon such information or make such assumptions.

Several analytical methodologies have been employed in our analysis and no one method of analysis should be regarded as critical to the overall conclusion we have reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

The conclusions we have reached are based on all the analyses and factors presented in our Opinion taken as a whole and also on application of our own experience and judgment. Such conclusions may involve significant elements of subjective judgment or qualitative analysis. We therefore give no opinion as to the value or merit standing alone of any one or more parts of the material contained in our Opinion. Our only opinion is the formal written Opinion we have expressed as to the ongoing solvency of Holdco. In our analysis and in connection with the preparation of this Opinion, Houlihan has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction. Our Opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

Conclusion

Based upon the foregoing, and in reliance thereon, it is our opinion as of June 20, 2009 that, assuming the Transaction will be consummated as proposed, on a pro forma basis, after and giving effect to the Transaction:

•	On a pro forma basis, the Fair Value and Present Fair Saleable Value of the assets of Holdco, as applicable, would exceed the sum of its respective probable liabilities, including all Contingent and Other Liabilities, on its respective existing debts as such debts become absolute and matured, following the consummation of the Transaction;

•	Holdco and its subsidiaries will be able to pay their respective debts as they become due in the ordinary course of their respective businesses on a consolidated basis;

F-4

Voyager Learning Company
June 20, 2009
Solvency Opinion Letter

•	The capital remaining in Holdco and its subsidiaries after the Transaction would not be unreasonably small for the respective business in which it is engaged, as Holdco’s management has indicated it is now and is proposed to be conducted following the consummation of the Transaction;

•	The Fair Value of Holdco’s assets exceeds the value of its liabilities, including all Contingent and Other Liabilities, by an amount that is greater than its stated capital amount; and

•	The sum of the assets of Holdco, as applicable, at Fair Value is greater than all its respective debts at fair valuation.

Houlihan received a fee from the Company relating to its services in providing this Opinion that is not contingent on the consummation of the proposed Transaction. In an engagement letter dated February 26, 2009, the Company has agreed to indemnify Houlihan with respect to Houlihan’s services. An excerpt of the indemnification from the engagement letter follows:

The Client agrees to indemnify Houlihan and any of its employees, agents, officers, directors, shareholders or any other person who controls Houlihan (any or all of the foregoing being an “Indemnified Party”) from and against any and all losses, claims, damages and liabilities, joint or several, to which such Indemnified Party may become subject under any applicable federal or state law, or otherwise, and related to or arising out of the Transaction or the engagement of Houlihan pursuant to, and the performance by Houlihan of the services contemplated by, this Agreement and will periodically reimburse any Indemnified Party for all reasonable out-of-pocket expenses (including reasonable counsel fees and expenses) as they are incurred in connection with the investigation of, preparation for or defense of any pending or threatened claim or any action or proceeding arising therefrom, whether or not such Indemnified Party is a party (other than in connection with any claim, action or proceeding initiated or brought by or on behalf of the Client). The Client will not be liable under the foregoing indemnification provision to the extent that any loss, claim, damage, liability or expense is found to have resulted primarily from such Indemnified Party’s negligence, bad faith, willful misconduct, or reckless disregard of its obligations or duties provided that if an Indemnified Party is so found, then such Indemnified Party shall reimburse the Client promptly for all amounts previously paid by the Client to indemnify such Indemnified Party. The Client also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Client or its security holders or creditors related to or arising out of the engagement of Houlihan pursuant to, or the performance by Houlihan of the services contemplated by, this Agreement except to the extent that any loss, claim, damage or liability is found in a final judgment by a court to have resulted from Houlihan’s gross negligence, bad faith, willful misconduct, or reckless disregard of its obligations or duties.

Very truly yours,

Houlihan Smith & Company, Inc.

F-5

Annex G

LIMITED GUARANTEE

Limited Guarantee, dated as of June 20, 2009 (this “Limited Guarantee”), by VSS Communication Partners IV, L.P., VSS Communications Parallel Partners IV, L.P. and VSS Communications Parallel II Partners IV, L.P. each, a Delaware limited partnership (each a “Guarantor” and together, the ”Guarantors”) in favor of, Voyager Learning Company, a Delaware corporation (“Vowel”). Reference is hereby made to the Agreement and Plan of Mergers (the “Merger Agreement”), dated as of the date hereof, among Cambium Holdings, Inc., a Delaware corporation (“Holdco”), Vowel, VSS-Cambium Holdings II Corp., a Delaware corporation (“Consonant”), Vowel Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Holdco (“Vowel Merger Sub”) and Consonant Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Holdco (“Consonant Merger Sub”). Capitalized terms which are used herein but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

1.  Limited Guarantee.  The Guarantors hereby agree as follows in order to induce Vowel to enter into the Merger Agreement:

(a) The Guarantors hereby jointly and severally, absolutely, irrevocably and unconditionally guarantee to Vowel the due payment by Consonant of Consonant’s payment obligations, if any, with respect to the Consonant Breach Termination Fee payable pursuant to Section 7.2 of the Merger Agreement and the Consonant Ordinary Termination Fee payable pursuant to Sections 7.3(d)(i) or 7.3(d)(ii) of the Merger Agreement (each of the obligation to pay the Consonant Breach Termination Fee pursuant to Section 7.2 of the Merger Agreement and the obligation to pay the Consonant Ordinary Termination Fee payable pursuant to Sections 7.3(d)(i) or 7.3(d)(ii) of the Merger Agreement, the “Guaranteed Ordinary Termination Fee Obligation”), provided, however, that the maximum aggregate amount payable by the Guarantors with respect to the Guaranteed Ordinary Termination Fee Obligation shall be $4,500,000 (the “Guaranteed Ordinary Termination Fee Obligation Cap Amount”). In the case of a Guaranteed Ordinary Termination Fee Obligation payable pursuant to Section 7.2 or Section 7.3(d)(ii) of the Merger Agreement, the Guarantors shall pay the Guaranteed Ordinary Termination Fee Obligation Cap Amount pursuant to this Section 1(a) promptly upon failure of Consonant to pay the Guaranteed Ordinary Termination Fee Obligation when due in accordance with the Merger Agreement. In the case of a Consonant Ordinary Termination Fee payable pursuant to Section 7.3(d)(i) of the Merger Agreement, the Guarantors shall pay the Guaranteed Ordinary Termination Fee Obligation Cap Amount pursuant to this Section 1(a) promptly upon failure of Consonant to pay the related Consonant Ordinary Termination Fee Obligation on or before the 180thday after the date such payment is due to be paid by Consonant under the Merger Agreement

(b) The Guarantors hereby jointly and severally, absolutely, irrevocably and unconditionally guarantee to Vowel the due payment by Consonant of Consonant’s payment obligations, if any, with respect to the Consonant Enhanced Termination Fee payable under Section 7.3(d)(iii) of the Merger Agreement (the “Guaranteed Enhanced Termination Fee Obligation” and, collectively with the Guaranteed Ordinary Termination Fee Obligation, the “Guaranteed Termination Fee Obligation”); provided, however, that the maximum aggregate amount payable by the Guarantors with respect to the Guaranteed Enhanced Termination Fee Obligation shall be $9,000,000 (the “Guaranteed Enhanced Termination Fee Obligation Cap Amount”). Guarantors shall pay the Guaranteed Enhanced Termination Fee Obligation Cap Amount payable pursuant to this Section 1(b) promptly in the event Consonant fails to pay the Consonant Enhanced Termination Fee Obligation on or before the 30th day after the date such payment is due to be paid by Consonant under the Merger Agreement. For the avoidance of doubt, under no circumstances shall Consonant be required to pay Vowel both the Consonant Ordinary Termination Fee and the Consonant Enhanced Termination Fee, and the Guaranteed Termination Fee Obligation shall in all instances refer to only one of the following (as applicable): the Consonant Ordinary Termination Fee, the Consonant Enhanced Termination Fee or the Consonant Breach Termination Fee.

(c) The Guarantors hereby jointly and severally, absolutely, irrevocably and unconditionally guarantee to Vowel the due payment and performance by Holdco and Consonant of any damages resulting from one or more breaches of representations and warranties of Holdco and/or Consonant under the Merger Agreement (“Breach Damages”), but only to the extent such Breach Damages are payable by Holdco or Consonant pursuant to Section 7.2 of the Merger Agreement (the ”Guaranteed Damages Obligation”, and, together with the Guaranteed Termination Fee Obligation, the “Guaranteed Obligations”); provided, however, that the maximum aggregate amount payable by the Guarantors with respect to all Breach Damages payable by Holdco and Consonant pursuant to Section 7.2 of the Merger Agreement shall be $4,500,000 and not $9,000,000. Guarantors shall pay the Guaranteed Damages Obligation payable pursuant to this Section 1(c) promptly in the event Consonant fails to pay the Guaranteed Damages Obligation on or before the 30th day after the date on which the dollar amount of the Breach Damages is agreed upon by Consonant and Vowel or determined by a court of competent jurisdiction in accordance with Section 11.

(d) Notwithstanding anything to the contrary contained in this Limited Guarantee, but subject to the last sentence of Section 2(d) hereof, Vowel hereby agrees that to the extent Holdco or Consonant is relieved of all or any portion of the Guaranteed Obligations by the satisfaction thereof or pursuant to any written agreement with Vowel (any amount so relieved, the ”Reduction Amount”), the applicable Maximum Amount (as defined below) shall be reduced by an amount equal to the Reduction Amount. All payments hereunder shall be made in lawful money of the United States, in immediately available funds.

2.  Terms of Limited Guarantee.

(a) This Limited Guarantee is an unconditional guarantee of payment, not collection, and a separate action or actions may be brought and prosecuted against the Guarantors to enforce this Limited Guarantee up to the applicable Maximum Amount, irrespective of whether any action is brought against Consonant, Holdco or any other Person or whether Consonant, Holdco or any other Person are joined in any such action or actions. Notwithstanding anything to the contrary contained in this Limited Guarantee but subject to the proviso at the end of this sentence, if Holdco or Consonant fail to pay any Guaranteed Obligation promptly when due, the Guarantors shall promptly pay (and shall be jointly and severally liable for) Vowel’s reasonable and documented out-of-pocket costs and expenses (including reasonable and documented legal fees and expenses) incurred in connection with any action, including the filing of any lawsuit or legal action, taken to collect payment of any Guaranteed Obligation, together with interest on the amount of any unpaid Guaranteed Obligation, from the date such Guaranteed Obligation was required to be paid pursuant to the Merger Agreement until such payment is made (by Consonant under the Merger Agreement or the Guarantors hereunder), at a per annum rate equal to the prime lending rate as reported in the Wall Street Journal on the date such Guaranteed Obligation was required to be paid plus 2%, provided, that the Guarantors’ liability under this Section 2 for reimbursement of out-of-pocket costs and expenses and payment of interest, in the aggregate, shall not exceed $625,000. For the avoidance of doubt, the amount of interest and out-of-pocket costs and expenses recoverable under this Limited Guarantee and Section 7.3(e) of the Merger Agreement, as applicable, shall not exceed $625,000, in the aggregate, so in no event shall the Guarantors’ aggregate liability hereunder exceed the following amount, either (the “Maximum Amount”), (x) $9,625,000 in the case of the Guaranteed Enhanced Termination Fee Obligation, or (y) $5,125,000 in the case of all other Guaranteed Obligations.

(b) The liability of the Guarantors under this Limited Guarantee (up to the applicable Maximum Amount) shall, to the fullest extent permitted under applicable Law, be absolute, irrevocable and unconditional in accordance with the terms hereof, irrespective of:

(i) the failure of Vowel to assert any claim or demand or enforce any right or remedy against Consonant or any other Person primarily or secondarily liable with respect to any of the Guaranteed Obligations;

(ii) the validity or enforceability of the Merger Agreement with respect to Holdco, Consonant or Consonant Merger Sub;

(iii) the addition, substitution or release of any Person as a guarantor of the Guaranteed Obligations;

(iv) any release or discharge of any obligation of Consonant or Holdco contained in the Merger Agreement resulting from any change in the corporate existence, structure or ownership of Consonant, Holdco or any other Person primarily or secondarily liable with respect to any of the Guaranteed Obligations, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting Consonant, Holdco or any other Person primarily or secondarily liable with respect to any of the Guaranteed Obligations or any of their respective assets;

(v) any change in the time, manner, place or terms of payment, or any change or extension of the time of payment of, renewal or alteration of, any of the Guaranteed Obligations, any escrow arrangement or other security therefor, any liability incurred directly or indirectly in respect thereof, or any amendment, rescission, compromise, consolidation or waiver of, or any consent to any departure from the terms of, the Merger Agreement or the documents entered into in connection therewith;

(vi) the existence of any claim, set-off or other right that the Guarantors may have at any time against Consonant, Holdco or Vowel, whether in connection with any of the Guaranteed Obligations or otherwise; or

(vii) the adequacy of any other means Vowel may have of obtaining repayment of any of the Guaranteed Obligations; or

(viii) any other fact or circumstance which might otherwise constitute grounds at law or in equity for the discharge or release of the Guarantor from its obligations hereunder.

(c) To the fullest extent permitted by Law, the Guarantors hereby irrevocably and expressly waive any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by Vowel. The Guarantors hereby waive any and all notice of the creation, renewal, extension or accrual of any of the Guaranteed Obligations and notice of or proof of reliance by Vowel upon this Limited Guarantee or acceptance of this Limited Guarantee. The Guaranteed Obligations shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Limited Guarantee, and all dealings between Consonant, Holdco or the Guarantors, on the one hand, and Vowel, on the other, shall likewise be conclusively presumed to have been had or consummated in reliance upon this Limited Guarantee.

(d) Vowel shall not be obligated to file any claim relating to any of the Guaranteed Obligations in the event that Consonant or Holdco becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of Vowel to so file shall not affect the Guarantors’ obligations hereunder. In the event that any payment to Vowel in respect of any of the Guaranteed Obligations is rescinded and/or returned to the Guarantors for any reason whatsoever, the Guarantors shall remain liable hereunder with respect to the Guaranteed Obligation as if such payment had not been made.

(e) The Guarantors agree that Vowel may at any time and from time to time, without notice to or further consent of the Guarantors, extend the time of payment of any of the Guaranteed Obligations, and may also make any agreement with Consonant, Holdco or any Person liable for any of the Guaranteed Obligations, for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part provided however that no amendment to the Merger Agreement shall effect or impair the obligations under this Limited Guaranty.

3.  Waiver of Acceptance, Presentment; Etc.  To the fullest extent permitted by Law, the Guarantors hereby expressly waive any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by Vowel. The Guarantors waive promptness, diligence, notice of the acceptance of this Limited Guarantee and of the Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of any of the Guaranteed Obligations and all other notices of any kind (except for notices provided to Consonant in accordance with

Section 9.3 of the Merger Agreement), all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshalling of assets of Consonant, Holdco or any other Person interested in the transactions contemplated by the Merger Agreement, and all suretyship defenses generally (other than fraud and willful misconduct by Vowel or any of its affiliates, defenses to the payment of the Guaranteed Obligations under the Merger Agreement or breach by Vowel of this Limited Guarantee). Notwithstanding the foregoing, for the avoidance of doubt, Guarantors retain any and all defenses that may be available to Consonant, Holdco or the Guarantors that the Guaranteed Obligations are not due pursuant to the Merger Agreement and/or have already been satisfied or performed.

4.  No Recourse.  Vowel, by its acceptance of the benefits hereof, acknowledges as follows:

(a) Vowel, by its acceptance of the benefits hereof, agrees that it has no right of recovery in respect of a claim arising under the Merger Agreement, the other Transaction Documents, the Equity Commitment Letter (as defined below), or in connection with any documents or instruments delivered in connection therewith, including this Limited Guarantee, against any former, current or future officer, agent, Affiliate or employee of the Guarantors, Holdco or Consonant (or any of their successors’ or permitted assignees), against any former, current or future general or limited partner, member or stockholder of the Guarantors, Holdco or Consonant (or any of their successors or permitted assignees), notwithstanding that a Guarantor is or may be a partnership, or any Affiliate thereof or against any former, current or future director, officer, agent, employee, Affiliate, general or limited partner, stockholder, manager or member of any of the foregoing (collectively, “Guarantor/Consonant Affiliates”; it being understood that, notwithstanding anything to the contrary herein contained, the term Guarantor/Consonant Affiliates shall not include the Guarantors, Consonant, Holdco, Merger Subsidiaries or any of their respective successors and assigns), whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Consonant against the Guarantor/Consonant Affiliates, or otherwise, except for its rights under this Limited Guarantee and subject to the limits contained herein. For the avoidance of doubt, there shall be no recourse under this Limited Guarantee against Cambium Learning or any of its Subsidiaries, and each of whom shall be deemed a Guarantor/Consonant Affiliate hereunder.

(b) Recourse against the Guarantors under this Limited Guarantee shall be the sole and exclusive remedy of Vowel and all of its Affiliates against the Guarantors and the Guarantor/Consonant Affiliates in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement, the other Transaction Documents, the Equity Commitment Letter, or the transactions contemplated thereby, including in the event Consonant, Consonant Merger Sub or Holdco breaches any covenant, representation or warranty under the Merger Agreement or the other Transaction Documents or the Guarantors breach a covenant, representation or warranty hereunder or under the Equity Commitment Letter. Vowel hereby covenants and agrees that it shall not institute, and shall cause its Subsidiaries and Affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, the Merger Agreement, the other Transaction Documents, the Equity Commitment Letter, or the transactions contemplated thereby, against any Guarantor or any Guarantor/Consonant Affiliates except for claims against the Guarantors under this Limited Guarantee. Nothing set forth in this Limited Guarantee shall affect or be construed to affect any liability of Consonant or Holdco to Vowel or shall confer or give or shall be construed to confer or give to any Person other than Vowel any rights or remedies against any Person other than the rights of Vowel against the Guarantors as expressly set forth herein. Notwithstanding anything to the contrary herein contained or contained in any other Transaction Document, in no event shall any amendment, modification or termination (except for a termination resulting from the termination of the Merger Agreement in accordance with its terms, other than pursuant to: (X) Sections 7.1(i), 7.1(l) or 7.1(j) thereof; or (Y) Section 7.1(e) but, in the case of a termination under Section 7.1(e), only to the extent damages are payable by Consonant pursuant to Section 7.2 thereof) of the Equity Commitment Letter affect or limit any of the obligations of the Guarantors under this Limited Guarantee. For the avoidance of doubt, this Section 4 shall in no way limit the rights of the Stockholders’ Representative after the Effective Time in enforcing the Merger Agreement or the other Transaction

Documents, to the extent of any obligations or covenants to be performed after the Effective Time, in each case, against Holdco, Vowel or any of Vowel’s Subsidiaries.

(c) Vowel acknowledges that the Guarantors are agreeing to enter into this Limited Guarantee in reliance on the provisions set forth in this Section 4. This Section 4 shall survive termination of this Limited Guarantee.

5.  Termination.  Except as otherwise provided herein, this Limited Guarantee shall terminate and the Guarantors shall have no further obligations under this Limited Guarantee as of the earliest to occur of (a) if the Mergers are consummated, the Effective Time, or (b) if the Mergers are not consummated, (W) in the case of a termination of the Merger Agreement pursuant to which Holdco or Consonant are or may be obligated to make payments pursuant to Sections 7.2 or 7.3 thereof, upon payment in full of all such amounts (whether by Consonant or Holdco pursuant to the Merger Agreement or by Guarantors pursuant to this Limited Guarantee) except to the extent the last sentence of Section 2(d) is applicable, or (X) in the case of termination of the Merger Agreement under circumstances in which no payments are or may become due from Holdco or Consonant under Section 7.2 or 7.3, upon the effective date of such termination.

6.  Continuing Guarantee.  Unless terminated pursuant to the provisions of Section 5 hereof, this Limited Guarantee is a continuing one and shall remain in full force and effect until the indefeasible payment and satisfaction in full of the Guaranteed Obligations up to the applicable Maximum Amount (as such obligations may be modified pursuant to Section 1(d) hereof), shall be binding upon the Guarantors, their respective successors and assigns, and shall inure to the benefit of, and be enforceable by, Vowel and its respective successors, transferees and assigns. All obligations to which this Limited Guarantee applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon. Subject to Sections 1 and 4 hereof, each and every right, remedy and power hereby granted to Vowel shall be cumulative and not exclusive of any other, and may be exercised by Vowel at any time or from time to time. Vowel shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of Vowel’s rights against, Consonant or Holdco prior to proceeding against the Guarantors hereunder. Each Guarantor acknowledges and confirms that each Guarantor has established its own adequate means of obtaining from Consonant and Holdco on a continuing basis all information desired by such Guarantor concerning the financial condition of Consonant and Holdco and that each Guarantor will look to Consonant and Holdco and not to Vowel in order for such Guarantor to keep adequately informed of changes in Consonant’s and Holdco’s financial condition.

7.  Entire Agreement.  This Limited Guarantee and the Equity Commitment Letter constitute the entire agreement with respect to the subject matter hereof and supersede any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, among Consonant, Holdco and the Guarantors or any of their respective affiliates on the one hand, and Vowel or any of its affiliates on the other hand, except for the Merger Agreement and the Transaction Documents.

8.  Amendments and Waivers.  No amendment or waiver of any provision of this Limited Guarantee will be valid and binding unless it is in writing and signed, in the case of an amendment, by the Guarantors and Vowel, or in the case of waiver, by the party against whom the waiver is to be effective. No waiver by any party of any breach or violation of, or default under, this Limited Guarantee, whether intentional or not, will be deemed to extend to any prior or subsequent breach, violation or default hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any party in exercising any right, power or remedy under this Limited Guarantee will operate as a waiver thereof.

9.  Counterparts.  This Limited Guarantee may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

10.  Notices.  All notices, waivers, consents, approvals and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered, mailed or transmitted, and shall be effective upon receipt, if delivered personally, sent by a nationally recognized courier, mailed by registered or certified mail (postage prepaid, return receipt requested), to the parties at the following addresses (or at such other address as a party may hereafter specify in writing to the other parties in accordance with this section) or sent by electronic transmission to the fax number specified below:

If to a Guarantor:

Veronis Suhler Stevenson LLC
350 Park Avenue
New York, NY 10022
Facsimile: (212) 381-8168
Attention: Scott J. Troeller

With a copy to (which shall not constitute notice):
Lowenstein Sandler PC
1251 Avenue of the Americas
New York, NY 10020
Facsimile: (973) 597-2507
Attention: Steven E. Siesser, Esq.

If to Vowel:

Voyager Learning Company
789 Eisenhower Parkway
Ann Arbor, MI 48108
Facsimile: (734) 663-5692
Attention: Todd Buchardt

With a copy to (which shall not constitute notice):

Perkins Coie LLP
131 South Dearborn Street
Suite 1700
Chicago, Illinois 60603
Facsimile: (312) 324-9400
Attention: Phil Gordon, Esq.

11.  GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.

(a) THIS LIMITED GUARANTEE SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF. Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any state court located in the State of Delaware, in the event any dispute arises out of this Limited Guarantee or any of the transactions contemplated by this Limited Guarantee, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Limited Guarantee in any court other than any federal court located in the State of Delaware or any state court located in the State of Delaware and (iv) consents to service of process being made through the notice procedures set forth in Section 12 hereof. Without limiting other means of service of process permissible under applicable law, each of the parties hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 12 hereof shall be effective service of process for any suit or proceeding in connection with this Limited Guarantee or the transactions contemplated hereby.

(b) EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS LIMITED GUARANTEE OR THE TRANSACTIONS CONTEMPLATED HEREBY.

12. No Assignment. Neither the Guarantors nor Vowel may assign its rights, interests or obligations hereunder to any other Person (except by operation of law) without the prior written consent of Vowel (in the case of an assignment by the Guarantors) or the Guarantors (in the case of an assignment by Vowel).

13.  Severability.  Any term or provision of this Limited Guarantee that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction; provided, however, that this Limited Guarantee shall not be enforced without giving effect to the limitation of the amount payable hereunder to the applicable Maximum Amount and to the provisions of Section 4 hereof. No party hereto shall assert, and each party shall cause its respective Affiliates not to assert, that this Limited Guarantee or any part hereof is invalid, illegal or unenforceable.

14.  Headings.  The headings contained in this Limited Guarantee are for convenience purposes only and will not in any way affect the meaning or interpretation hereof.

IN WITNESS WHEREOF, the undersigned have executed and delivered this Limited Guarantee as of the date first written above.

VSS COMMUNICATIONS PARTNERS IV, L.P.

VSS COMMUNICATIONS PARALLEL PARTNERS IV, L.P.

VSS COMMUNICATIONS PARALLEL II PARTNERS IV, L.P.

By:	VSS Equities IV, LLC,
its General Partner

By:	/s/ Scott J. Troeller
Name:     Scott J. Troeller

Title:	Manager

Accepted:

VOYAGER LEARNING COMPANY

By:	/s/ Richard Surratt
Name:     Richard Surratt

Title:	President and Chief Executive Officer

Signature Page to Limited Guarantee

Annex H

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (“Agreement”) is made and entered into as of June 20, 2009, by and between Voyager Learning Company, a Delaware corporation (the “Company”), and VSS-Cambium Holdings III, LLC, a Delaware limited liability company (“Holdings III”). Certain capitalized terms used in this Agreement are defined in Section 7 hereof and certain other capitalized terms used in this Agreement that are not defined herein shall have the meaning given to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, Holdings III is the holder of record or the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of (i) all of the membership interests in VSS-Cambium Holdings III Acquisition, LLC, a Delaware limited liability company (“Acquisition LLC”) and (ii) all outstanding capital stock of VSS-Cambium Holdings II Corp., a Delaware corporation (“Cambium Holdings II”);

WHEREAS, concurrently with the execution and delivery of this Agreement, Cambium Holdings, Inc., a Delaware corporation (“Parent”), Vowel Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), the Company, Cambium Holdings II, Consonant Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Consonant Merger Sub”), and Vowel Representative, LLC, a Delaware limited liability company, are entering into an Agreement and Plan of Mergers (the “Merger Agreement”) which provides, upon the terms and subject to the conditions set forth therein, for the merger of Purchaser with and into the Company (the “Voyager Merger”) and the merger of Consonant Merger Sub with and into Cambium Holdings II (the “Cambium Merger”) and together with the Voyager Merger, the “Mergers”);

WHEREAS, pursuant to the Merger Agreement and the Holdings III Merger Agreement attached as Exhibit A-1 to the Merger Agreement, prior to the Effective Time, VSS-Cambium Holdings, LLC, a Delaware limited liability company (“VSS-Cambium LLC”) will merge with and into Acquisition LLC with VSS-Cambium LLC as the surviving entity (the “Holdings III Merger”);

WHEREAS, following the Holdings III Merger and prior to the Effective Time, VSS-Cambium LLC and Cambium Holdings II will be wholly owned subsidiaries of Holdings III, and pursuant to the Contribution Agreement, dated as of the date hereof, between Holdings III and Cambium Holdings II in the form attached as Exhibit A-2 to the Merger Agreement (the “Holdings III Contribution Agreement”), Holdings III will contribute all of the outstanding membership interest in VSS-Cambium LLC to Cambium Holdings II (the “Cambium Reorganization”); and

WHEREAS, as a condition and inducement to the Company’s willingness to enter into the Merger Agreement, Holdings III has agreed to execute, deliver and perform this Agreement.

AGREEMENT

NOW, THEREFORE, the parties to this Agreement, intending to be legally bound, agree as follows:

Section 1.  Agreements to Vote.

(a) Agreement to Vote LLC Interests.  During the Term, at any meeting of the members of Acquisition LLC (or of the holders of any class of membership interests of Acquisition LLC) called with respect to any of the following, and at every adjournment or postponement thereof and in any action by written consent of the members of Acquisition LLC in lieu of a meeting, with respect to any of the following, Holdings III shall vote or consent with respect to the Subject Acquisition Securities: (a) in favor of adoption of the Holdings III Merger Agreement and approval of the Holdings III Merger and the other actions contemplated by the Holdings III Merger Agreement (the “Holdings III Merger Proposals”), (b) against any action, agreement or proposal that could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the Holdings III Merger or the other transactions contemplated by the Holdings III Merger Agreement, and (c) against any action, agreement or proposal that could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the Cambium Reorganization. The Subject Acquisition Securities shall be deemed present for purposes of a quorum at any meeting of the members of Acquisition LLC at which the Holdings III Merger is voted upon.

(b) Agreement to Vote Shares.  During the Term, at any meeting of the stockholders of Cambium Holdings II (or of the holders of any class of stock of Cambium Holdings II’s capital stock) called with respect to any of the following, and at every adjournment or postponement thereof and in any action by written consent of the stockholders of Cambium Holdings II in lieu of a meeting, with respect to any of the following, Holdings III shall vote or consent with respect to the Subject Cambium Holdings II Securities: (a) in favor of adoption of the Merger Agreement and approval of the Cambium Merger and the other actions contemplated by the Merger Agreement (the ‘‘Cambium Merger Proposals”), (b) against any action, agreement or proposal that could reasonably be expected to result in any of the conditions to the consummation of the Cambium Merger under the Merger Agreement not being fulfilled or which could reasonably be expected to otherwise impede, interfere with, delay, postpone or materially adversely affect the Cambium Merger or the other transactions contemplated by the Merger Agreement. The Subject Cambium Securities shall be deemed present for purposes of a quorum at any meeting of the stockholders of Cambium Holdings II at which the Cambium Merger is voted upon.

Section 2.  Irrevocable Proxies.

(a) Membership Proxy.  Concurrently with the execution of this Agreement, Holdings III agrees to execute and deliver to the Company a proxy, which is coupled with an interest and shall be irrevocable to the fullest extent permitted by law, with respect to the membership interests referred to therein in the form attached hereto as Exhibit A (the “Membership Proxy”), which Membership Proxy shall remain in full force and effect during the Term and will automatically be revoked upon expiration of the Term.

(b) Cambium Holdings II Proxy.  Concurrently with the execution of this Agreement, Holdings III agrees to execute and deliver to the Company a proxy, which is coupled with an interest and shall be irrevocable to the fullest extent permitted by law, with respect to the shares referred to therein in the form attached hereto as Exhibit B (the “Cambium Holdings II Proxy”, and together with the Membership Proxy, the “Proxies”), which Cambium Holdings II Proxy shall remain in full force and effect during the Term and will automatically be revoked upon expiration of the Term.

Section 3.  Covenants.

(a) Restriction on Transfer of Subject Securities.  Except pursuant to the terms of the Merger Agreement, the Holdings III Merger Agreement and the Holdings III Contribution Agreement, during the Term, Holdings III shall not, directly or indirectly, cause or permit any Transfer of any of the Subject Securities to be effected. Any Transfer of any Subject Securities in violation of this Section 3 shall be void and have no force or effect.

(b) Restriction on Transfer of Voting Rights of Subject Securities.  During the Term, except as provided in this Agreement Holdings III shall not: (i) grant any proxy or power of attorney or enter into a voting agreement or similar arrangement with respect to the Subject Securities except to the extent such proxy, power of attorney, voting agreement or similar arrangement is in favor of the Company or its designee or (ii) deposit any of the Subject Securities into a voting trust.

(c) Inconsistent Agreements.  Holdings III agrees, during the Term, that it shall not enter into any agreement, proxy, voting trust or other arrangement or understanding with any other Person that would violate or prohibit the performance of this Agreement.

Section 4.  Representations, Warranties and Covenants.  Holdings III hereby represents, warrants and covenants to the Company as follows:

(a) Due Authorization, Etc.  Holdings III has legal capacity, power and authority to enter into this Agreement and the Proxies. This Agreement has been, and each Proxy when delivered will have been, duly and validly executed and delivered by Holdings III and constitute valid and binding agreements or instruments of Holdings III enforceable in accordance with their terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally and subject to general principles of equity.

(b) No Conflict.  The execution and delivery of this Agreement and each Proxy by Holdings III do not, and the performance of this Agreement and each Proxy by Holdings III will not conflict with, violate or result in a breach of or constitute (with or without notice or the passage of time) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under (i) the organizational documents of Holdings III, if any, (ii) any law, rule, regulation, order, decree or judgment applicable to Holdings III or the Subject Securities held by Holdings III, or (iii) any contract, indenture, guarantee, lease, mortgage, license or other agreement, instrument, obligation or undertaking of any kind to which Holdings III is a party or by which Holdings III or any of its properties or assets are bound. Except pursuant to this Agreement or otherwise in favor of the Company, Holdings III has not, and shall not, grant any proxy with respect to the Subject Securities.

(c) Title to Securities.  As of the date of this Agreement: (i) Holdings III Owns all of the shares of Cambium Holdings II Common Stock indicated on Schedule I hereto; (ii) Holdings III Owns the LLC Interest indicated on Schedule I hereto; and (iii) Holdings III does not directly or indirectly Own any capital stock, membership interests or other securities of Acquisition LLC or Cambium Holdings II, or any option, warrant or right to acquire (by purchase, conversion or otherwise) any capital stock, membership interests or other securities of Acquisition LLC or Cambium Holdings II other than those indicated on Schedule I hereto. Except as permitted by this Agreement, the Holdings III Merger and the Holdings III Contribution, the Subject Securities are now and, at all times during the Term, the Subject Securities will be, held by Holdings III or by a nominee or custodian for the benefit of Holdings III, free and clear of all mortgages, claims, charges, liens, security interests, pledges or options, proxies, voting trusts or agreements, understandings or arrangements or any other rights whatsoever.

(d) Reliance by the Company.  Holdings III understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon Holdings III’s execution, delivery and performance of this Agreement.

(e) Stop Transfer.  Holdings III hereby agrees and covenants that it will not request that Acquisition LLC or Cambium Holdings II register the Transfer of any certificate or uncertificated interest representing any of the Subject Securities unless such Transfer is made in compliance with this Agreement or in connection with the Holdings III Merger Agreement or the Holdings III Contribution Agreement, as the case may be. Holdings III hereby acknowledges and agrees that Acquisition LLC or Cambium Holdings II may instruct their respective transfer agent to prohibit any Transfer during the Term of any certificate or uncertificated interests representing any of the Subject Securities Owned by Holdings III except to the extent permitted by this Agreement or necessary to effect the Holdings III Merger Agreement or the Holdings III Contribution Agreement.

(f) Holdings III Contribution Agreement.  Simultaneously with the execution and delivery of this Agreement Holdings III and Cambium Holdings II have entered into the Holdings III Contribution Agreement in the form attached as Exhibit A-2 to the Merger Agreement.

Section 5.  Waiver of Appraisal Rights.  Holdings III hereby agrees not to exercise or assert, any rights of appraisal from the Cambium Merger and the transactions contemplated by the Merger Agreement that Holdings III may have.

Section 6.  Further Assurances.  From time to time and without additional consideration, Holdings III shall (at the Company’s sole expense and without requiring Holdings III to undertake any additional liability or obligation or make any representation or warranty to any Person) execute and deliver, or cause to be executed and delivered, such additional confirmatory transfers, assignments, endorsements, proxies, consents and other instruments, and shall (at the Company’s sole expense) take such further actions (subject to the limitations in this Section 6), as the Company may reasonably request in writing for the purpose of carrying out and furthering the intent of this Agreement.

Section 7.  Certain Definitions.  For purposes of this Agreement,

(a) “Affiliate” has the meaning assigned thereto in Rule 12b-2 under the Exchange Act.

(b) “Cambium Holdings II Common Stock” means the common stock, par value of $0.001 per share, of Cambium Holdings II.

(c) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(d) Holdings III shall be deemed to “Own” or to have acquired “Ownership” of a security if Holdings III, at the time of determination, is the record owner of such security, or is the “beneficial owner” of such security within the meaning of Rule 13d-3 under the Exchange Act.

(e) “LLC Interests” means the membership interests of Acquisition LLC.

(f) “Person” means any (i) individual, (ii) corporation, limited liability company, partnership or other entity or (iii) Governmental Authority.

(g) “Subject Acquisition Securities” means: (i) all securities of Acquisition LLC (including all LLC Interests and all rights to acquire LLC Interests) Owned by Holdings III as of the date of this Agreement, whether vested or unvested; and (ii) all additional securities of Acquisition LLC (including all additional LLC Interests and all additional rights to acquire LLC Interests), whether vested or unvested, of which Holdings III acquires Ownership (regardless of the method by which Holdings III acquires Ownership) during the Term and (iii) any security of Acquisition LLC issued with respect to the securities set forth in clauses (i) or (ii) as a result of any dividend, split-up, recapitalization, combination, exchange of interests or the like.

(h) “Subject Cambium Holdings II Securities” means: (i) all securities of Cambium Holdings II (including all Cambium Holdings II Common Stock and all rights to acquire Cambium Holdings II Common Stock) Owned by Holdings III as of the date of this Agreement, whether vested or unvested; and (ii) all additional securities of Cambium Holdings II (including all additional Cambium Holdings II Common Stock and all additional rights to acquire Cambium Holdings II Common Stock), whether vested or unvested, of which Holdings III acquires Ownership (regardless of the method by which Holdings III acquires Ownership) during the Term and (iii) any security of Cambium Holdings II issued with respect to the securities set forth in clauses (i) or (ii) as a result of any dividend, split-up, recapitalization, combination, exchange of interests or the like.

(i) “Subject Securities” means the Subject Acquisition Securities and the Subject Cambium Holdings II Securities.

(j) “Term” shall mean from the date hereof until the earlier to occur of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, or (iii) the termination of this Agreement upon mutual written agreement of the parties hereto.

(k) A Person shall be deemed to have effected a “Transfer” of a security if such Person directly or indirectly: (i) sells, pledges, assigns, encumbers, transfers or disposes of (including by gift, merger or operation of law), or grants an option, contract or other arrangement or understanding with respect to such security or any interest in such security to any Person other than Parent; (ii) enters into an agreement or commit to do any of the foregoing; (iii) enters into a hedging transaction or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Subject Securities; (iv) establishes a “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act or (v) commits, agrees or offers to do any of the foregoing.

Section 8.  Miscellaneous.

(a) Assignment; Binding Effect.  Except as provided herein, neither this Agreement nor any of the interests or obligations hereunder may be assigned or delegated by Holdings III, and any attempted or purported assignment or delegation of any of such interests or obligations shall be void. Subject to the preceding sentence, this Agreement shall be binding upon Holdings III and Holdings III’s heirs, estate, executors and personal representatives and Holdings III’s successors and assigns. This Agreement shall inure to the benefit of the Company and its successors and assigns. Without limiting any of the restrictions set forth in Section 3(a) or elsewhere in this Agreement, this Agreement shall be binding upon any Person to whom any Subject Securities Owned by Holdings III are transferred. Nothing in this Agreement is intended to confer on any Person (other than the Company and its successors and assigns) any rights or remedies of any nature.

(b) Disclosure.  Holdings III hereby agrees to permit the Company to publish and disclose in the Proxy Statement/Prospectus, and any press release or other disclosure document which the Company reasonably determined to be necessary or desirable in connection with the Mergers and any transactions related thereto, Holdings III’s identity and ownership of the Subject Securities and the nature of Holdings III’s commitments, arrangements and understandings under this Agreement.

(c) Specific Performance.  The parties agree that irreparable damage would occur in the event that any provisions of this Agreement (excluding the provisions of Section 1(a) and Section 2(a) and the Membership Proxy) or the Cambium Holdings II Proxy were not performed in accordance with its specific terms or were otherwise breached and in the event of any breach or threatened breach by Holdings III of any covenant or obligation contained in any provisions of this Agreement (excluding the provisions of Section 1(a) and Section 2(a) and the Membership Proxy) or in the Cambium Holdings II Proxy, the Company shall be entitled (in addition to any other remedy that may be available to it, including monetary damages but strictly as limited herein), without the posting of any bond and without proof of actual damages, to seek (x) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation contained in this Agreement (excluding the provisions of Section 1(a) and Section 2(a) and the Membership Proxy) or in the Cambium Holdings II Proxy, solely to the extent set forth in this Agreement (excluding the provisions of Section 1(a) and Section 2(a) and the Membership Proxy) and the Cambium Holdings II Proxy, and (y) an injunction restraining such breach or threatened breach of this Agreement (excluding the provisions of Section 1(a) and Section 2(a) and the Membership Proxy) and the Cambium Holdings II Proxy. For avoidance of doubt, the Company’s right to seek specific performance or an injunction under this Section 8(c) shall exclude the right to seek specific performance or an injunction of the obligations contained in Section 1(a), Section 2(a) or the Membership Proxy and nothing set forth in this Agreement shall give the Company the right to seek specific performance or any injunction to enforce any other Transaction Document.

(d) Limitation on Damages.  Notwithstanding anything to the contrary contained herein, under no circumstances shall the aggregate liability for money damages of Holdings III under this Agreement exceed (i) $4,500,000 for any material and willful breaches of representations and warranties made herein or for failure to perform material covenants or obligations to be performed pursuant to the terms hereof, or (ii) $625,000 for the payment of any reasonable and documented out-of-pocket costs and expenses (including reasonable and documented legal fees and expenses) in connection with any action, including the filing of any lawsuit or legal action, taken to collect payment or force specific performance by Holdings III pursuant to Section 8(c) of this Agreement.

(e) Amendment; Waiver; Remedies Cumulative.  Any provision of this Agreement may be amended if, and only if, such amendment is in writing and signed by each of the parties hereto. No failure on the part of the Company to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of the Company in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy subject, however, to the limitations of Section 8(c) and subject to the further limitation that the Company shall not be entitled to monetary damages if the Mergers shall have occurred. The Company shall not be deemed to have waived any claim available to the Company, as the case may be, arising out of this Agreement, or any power, right, privilege or remedy of the Company under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of the Company, as the case may be; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given. All rights and remedies existing under this Agreement are cumulative to, and not exclusive to, and not exclusive of, any rights or remedies otherwise available.

(f) Governing Law.  This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware without giving effect to principles of conflicts or choice of law.

(g) Counterparts.  This Agreement may be executed in two or more counterparts (including by facsimile), each of which shall be deemed an original and all of which together shall constitute one instrument.

(h) Entire Agreement.  This Agreement and any Proxy delivered in connection with this Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements, representations and understandings (both written and oral) between the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party unless made in writing and signed by the party against whom enforcement is sought.

(i) Notices.  Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon receipt, when delivered personally or by courier, overnight delivery service or confirmed facsimile, or two (2) business days after being deposited in the regular mail as certified or registered mail (airmail if sent internationally) with postage prepaid, if such notice is addressed to the party to be notified at such party’s address or facsimile number as set forth beneath such party’s signature hereto, or as subsequently modified by written notice.

(j) Severability.  In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties hereto further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

(k) Waiver of Jury Trial.  EACH OF THE COMPANY AND HOLDINGS III HEREBY IRREVOCABLY WAIVE AND COVENANT THAT IT WILL NOT ASSERT THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENT OR ACTION RELATED HERETO OR THERETO.

(l) Descriptive Heading.  The descriptive headings used herein are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

The parties have caused this Agreement to be duly executed on the date first above written.

THE COMPANY:

VOYAGER LEARNING COMPANY

By:	/s/ Richard Surratt
Name:     Richard Surratt
Title: President and Chief Executive Officer

Address for notices:

206 E. Washington, Suite B
Ann Arbor, MI 48104

Attn: General Counsel
Facsimile: (734) 663-5692

[SIGNATURE PAGE TO VOTING AND SUPPORT AGREEMENT]

VSS-CAMBIUM HOLDINGS III, LLC

By:	/s/ Scott J. Troeller
Name:     Scott J. Troeller
     Title     President

Address for notices:
c/o Veronis Suhler Stevenson LLC
350 Park Avenue
New York, New York 10022

SCHEDULE I

LLC Interests Owned 100%	Number of LLC Interests Issuable upon exercise of Options and Other Rights

None

Shares of Cambium Holdings II Common Stock Owned 1,000 shares	Number of Shares of Cambium Holdings II Common Stock Issuable upon exercise of Options and Other Rights

None

EXHIBIT A

IRREVOCABLE PROXY

VSS-Cambium Holdings III, LLC, a Delaware limited liability company (“Holdings III”), hereby irrevocably appoints each of Richard Surratt and Todd Buchardt (collectively, the ‘‘Proxyholders”), as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights expressly provided herein and to act by written consent in lieu of any meeting (to the full extent that the undersigned is entitled to do so) with respect to (i) the outstanding membership interests of VSS-Cambium Holdings III Acquisition, LLC, a Delaware limited liability company (“Acquisition LLC”), owned of record by Holdings III as of the date of this Proxy, which interests are specified on the final page of this Proxy, and (ii) any and all other membership interests of Acquisition LLC which Holdings III may acquire on or after the date hereof. The membership interests of the Company referred to in clauses “(i)” and “(ii)” of the immediately preceding sentence are collectively referred to as the “LLC Interests”. Upon Holdings III’s execution of this Proxy, any and all prior proxies given by Holdings III with respect to any of the LLC Interests are hereby revoked and Holdings III agrees not to grant any subsequent proxies with respect to the LLC Interests until such time as this Proxy is terminated in accordance with its terms.

This Proxy is irrevocable, is coupled with an interest and is granted pursuant to that certain Voting and Support Agreement of even date herewith (the “Voting and Support Agreement”), by and between Voyager Learning Company, a Delaware corporation (the “Company”) and Holdings III, and is granted in consideration of the Company entering into that certain Agreement and Plan of Mergers, of even date herewith, by and among the Company, Cambium Holdings, Inc., a Delaware corporation (“Parent”), Vowel Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent, VSS-Cambium Holdings II Corp., a Delaware corporation, Consonant Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent, and Vowel Representative, LLC, a Delaware limited liability company (the “Merger Agreement”). As used herein, the term ‘‘Termination Date” means the earlier to occur of (i) the effective time of the Holdings III Merger, (ii) the termination of the Holdings III Merger Agreement in accordance with its terms, and (iii) the termination of the Voting and Support Agreement upon mutual written agreement of the parties thereto. Unless otherwise provided, other capitalized terms used but not defined in this Agreement shall have the meaning given to such terms in the Voting and Support Agreement.

Each of the Proxyholders named above is hereby authorized and empowered by Holdings III, at any time on or before the Termination Date, to act as Holdings III’s attorney and proxy to act by written consent or vote the LLC Interests, without regard to any instructions, written or otherwise, that may be given by Holdings III with respect to such vote or consent, at every annual, special or adjourned meeting of the members of Acquisition LLC or pursuant to any action by written consent in lieu of a meeting: (a) in favor of adoption of the Holdings III Merger Proposals, (b) against any other action, agreement or proposal that could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the Holdings III Merger or the other transactions contemplated by the Holdings III Merger Agreement, and (c) against any action, agreement or proposal that could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the Cambium Holdings II Reorganization. The Proxyholders may not exercise this Proxy on any other matter not referred to in this Proxy, and Holdings III may vote the LLC Interests on all other such matters.

This Proxy shall be binding upon the heirs, estate, executors, personal representatives, successors and assigns of Holdings III (including any transferee of any of the LLC Interests).

VSS-Cambium Holdings III, LLC, a
Delaware limited liability company

Name:     Scott J. Troeller
Title:     President

Dated: June   , 2009

Membership interests of Acquisition LLC
owned of record as of the date of this Proxy:

100% of membership interests

EXHIBIT B

IRREVOCABLE PROXY

VSS-Cambium Holdings III, LLC, a Delaware limited liability company (“Holdings III”) hereby irrevocably appoints each of Richard Surratt and Todd Buchardt (collectively, the ‘‘Proxyholders”), as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights expressly provided herein and to act by written consent in lieu of any meeting (to the full extent that the undersigned is entitled to do so) with respect to (i) the outstanding shares of VSS-Cambium Holdings II Corp., a Delaware corporation (“Cambium Holdings II”), owned of record by Holdings III as of the date of this Proxy, which interests are specified on the final page of this Proxy, and (ii) any and all other capital stock of Cambium Holdings II which Holdings III may acquire on or after the date hereof. The capital stock of Cambium Holdings II referred to in clauses “(i)” and “(ii)” of the immediately preceding sentence are collectively referred to as the “Cambium Holdings II Stock”. Upon Holdings III’s execution of this Proxy, any and all prior proxies given by Holdings III with respect to any of the Cambium Holdings II Stock are hereby revoked and Holdings III agrees not to grant any subsequent proxies with respect to the Cambium Holdings II Stock until such time as this Proxy is terminated in accordance with its terms.

This Proxy is irrevocable, is coupled with an interest and is granted pursuant to that certain Voting and Support Agreements of even date herewith (the “Voting and Support Agreement”), by and between Voyager Learning Company, a Delaware corporation (the “Company”) and Holdings III, and is granted in consideration of the Company entering into that certain Agreement and Plan of Mergers, dated of even date herewith, by and among the Company, Cambium Holdings, Inc., a Delaware corporation (“Parent”), Vowel Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent, Cambium Holdings II, Consonant Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent, and Vowel Representative, LLC, a Delaware limited liability company (the “Merger Agreement”). As used herein, the term ‘‘Termination Date” means the earlier to occur of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, and (iii) the termination of the Voting and Support Agreement upon mutual written agreement of the parties thereto. Unless otherwise provided, other capitalized terms used but not defined in this Agreement shall have the meaning given to such terms in the Merger Agreement.

Each of the Proxyholders named above is hereby authorized and empowered by Holdings III, at any time on or before the Termination Date, to act as Holdings III’s attorney and proxy to act by written consent or vote the Cambium Holdings II Stock, without regard to any instructions, written or otherwise, that may be given by Holdings III with respect to such vote or consent, at every annual, special or adjourned meeting of the members of Cambium Holdings II or pursuant to any action by written consent in lieu of a meeting: (a) in favor of adoption of the Cambium Merger Proposals (as defined in the Voting and Support Agreements), and (b) against any action, agreement or proposal that could reasonably be expected to result in any of the conditions to the consummation of the Cambium Merger under the Merger Agreement not being fulfilled or which could reasonably be expected to otherwise impede, interfere with, delay, postpone or materially adversely affect the Cambium Merger or the other transactions contemplated by the Merger Agreement. The Proxyholders may not exercise this Proxy on any other matter not referred to in this Proxy, and Holdings III may vote the Cambium Holdings II Stock on all other such matters.

This Proxy shall be binding upon the heirs, estate, executors, personal representatives, successors and assigns of Holdings III (including any transferee of any of the Cambium Holdings II Stock).

VSS-Cambium Holdings III, LLC, a
Delaware limited liability company

Name:     Scott J. Troeller
Title:     President

Dated: June   , 2009

Number of shares of Cambium Holdings II
owned of record as of the date of this Proxy:

1,000 shares of common stock

Annex I

FORM OF VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (“Agreement”) is made and entered into as of June 20, 2009, by and among Cambium Holdings, Inc., a Delaware corporation (“Parent”), and the undersigned stockholder (the “Stockholder”) of Voyager Learning Company, a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Section 8 hereof and certain other capitalized terms used in this Agreement that are not defined herein shall have the meaning given to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, Stockholder is the holder of record or the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of certain common stock of the Company;

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, Vowel Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), VSS-Cambium Holdings II Corp., a Delaware corporation (“Cambium Holdings II”), Consonant Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Cambium Merger Sub”), Vowel Representative, LLC, a Delaware limited liability company (the “Stockholders’ Representative”), and the Company are entering into an Agreement and Plan of Mergers (the “Merger Agreement”) which provides, upon the terms and subject to the conditions set forth therein, for the merger of Purchaser with and into the Company (the “Voyager Merger”) and the merger of Cambium Merger Sub with and into Cambium Holdings II (the “Cambium Merger”, and together with the Voyager Merger, the “Mergers”); and

WHEREAS, as a condition and inducement to Parent’s willingness to enter into the Merger Agreement, the Stockholder has agreed to execute, deliver and perform this Agreement.

AGREEMENT

NOW, THEREFORE, the parties to this Agreement, intending to be legally bound, agree, (except that, if more than one Stockholder executes this agreement, each Stockholder agrees, severally and not jointly) as follows:

Section 1.  Agreement to Vote Shares.  During the Term, at any meeting of the stockholders of the Company (or of the holders of any class of stock of the Company’s capital stock) called with respect to any of the following, and at every adjournment or postponement thereof and in any action by written consent of the stockholders of the Company in lieu of a meeting, with respect to any of the following, the Stockholder shall vote or consent with respect to the Subject Securities: (a) in favor of adoption of the Merger Agreement and approval of the Voyager Merger and the other actions contemplated by the Merger Agreement (the “Merger Proposals”), (b) against any Vowel Alternative Proposal or Vowel Superior Proposal and (c) against any other action, agreement or proposal that could reasonably be expected to result in any of the conditions to the consummation of the Voyager Merger under the Merger Agreement not being fulfilled or which could reasonably be expected to otherwise impede, interfere with, delay, postpone or materially adversely affect the Voyager Merger or the other transactions contemplated by the Merger Agreement. The Subject Securities shall be deemed present for purposes of a quorum at any meeting of the stockholders of Voyager at which the Voyager Merger is voted upon.

Section 2.  Irrevocable Proxy.  Concurrently with the execution of this Agreement, the Stockholder agrees to execute and deliver to Parent a proxy, which is coupled with an interest and shall be irrevocable to the fullest extent permitted by law, with respect to the shares referred to therein in the form attached hereto as Exhibit A (the “Proxy”), which Proxy shall remain in full force and effect during the Term and will automatically be revoked upon expiration of the Term.

Section 3.  Stockholder Covenants.

(a) Restriction on Transfer of Subject Securities.  Except pursuant to the terms of the Merger Agreement or otherwise provided in Section 3(c) of this Agreement, during the Term, the Stockholder shall not, directly or indirectly, cause or permit any Transfer of any of the Subject Securities to be effected. Any Transfer of any Subject Securities in violation of this Section 3 shall be void and have no force or effect.

(b) Restriction on Transfer of Voting Rights of Subject Securities.  During the Term, except as provided in this Agreement the Stockholder shall not: (i) grant any proxy or power of attorney or enter into a voting agreement or similar arrangement with respect to the Subject Securities except to the extent such proxy, power of attorney, voting agreement or similar arrangement is in favor of Parent or its designee or (ii) deposit any of the Subject Securities into a voting trust.

(c) Permitted Transfers of Subject Securities.  Section 3(a) shall not prohibit a Transfer of Subject Securities by the Stockholder (i) to any member of the Stockholder’s immediate family, or to a trust, partnership or other entity formed for the benefit of the Stockholder or any member of the Stockholder’s immediate family, (ii) upon the death of the Stockholder or (iii) to an Affiliate of the Stockholder; provided, however, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee (x) agrees in a writing to be bound by the terms of this Agreement by executing and delivering to Parent the Joinder attached as Exhibit B hereto and (y) if prior to the Effective Time, delivers a Proxy in the form attached hereto as Exhibit A to Parent. The term “Stockholder” shall include and also refer to any Person to whom Subject Securities are Transferred.

(d) Inconsistent Agreements.  The Stockholder agrees, during the Term, that it shall not enter into any agreement, proxy, voting trust or other arrangement or understanding with any other Person that would violate or prohibit the performance of, this Agreement.

(e) No-Solicitation.  During the Term, the Stockholder agrees not to, nor to permit any investment banker, financial adviser, attorney, accountant or other representative of the Stockholder to, directly or indirectly, engage in any activity which would be prohibited by Section 5.3(a) of the Merger Agreement if engaged in by the Company.

Section 4.  Representations, Warranties and Covenants of Stockholder.  The Stockholder hereby represents, warrants and covenants to Parent and Purchaser as follows:

(a) Due Authorization, Etc.  The Stockholder has legal capacity, power and authority to enter into this Agreement and the Proxy. This Agreement has been, and each Proxy when delivered will have been, duly and validly executed and delivered by the Stockholder and constitute valid and binding agreements or instruments of the Stockholder enforceable in accordance with their terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally and subject to general principles of equity.

(b) No Conflict.  The execution and delivery of this Agreement and each Proxy by the Stockholder do not, and the performance of this Agreement and the Proxy by the Stockholder will not conflict with, violate or result in a breach of or constitute (with or without notice or the passage of time) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under (i) the organizational documents of the Stockholder, if any, (ii) any law, rule, regulation, order, decree or judgment applicable to the Stockholder or the Subject Securities held by the Stockholder, or (iii) any contract, indenture, guarantee, lease, mortgage, license or other agreement, instrument, obligation or undertaking of any kind to which Stockholder is a party or by which the Stockholder or any of its properties or assets are bound. Except pursuant to this Agreement or otherwise in favor of Parent, the Stockholder has not, and shall not, grant any proxy with respect to the Subject Securities.

(c) Title to Securities.  As of the date of this Agreement: (i) the Stockholder Owns (and has the sole right to vote and dispose of) all of the shares of Company Common Stock indicated on Schedule I hereto; (ii) the Stockholder Owns the options and the other rights to acquire shares of Company Common Stock that are exercisable for the number of shares of Company Common Stock indicated on Schedule I hereto, and (iii) the Stockholder does not directly or indirectly Own any capital stock or other securities of the Company, or any option, warrant or other right to acquire (by purchase, conversion or otherwise) any capital stock or other securities of the Company, other than the stock and options, warrants and other rights set forth on Schedule I hereto. Except as permitted by this Agreement the Subject Securities are now and, at all times during the Term, the Subject Securities will be, held by the Stockholder or by a nominee or custodian for the benefit of the Stockholder, free and clear of all mortgages, claims, charges, liens, security interests, pledges or options, proxies, voting trusts or agreements, understandings or arrangements or any other rights whatsoever.

(d) Reliance by Parent and Purchaser.  The Stockholder understands and acknowledges that Parent and Purchaser are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

(e) Stop Transfer.  The Stockholder hereby agrees and covenants that it will not request that the Company register the Transfer of any certificate or uncertificated interest representing any of the Subject Securities unless such Transfer is made in compliance with this Agreement. The Stockholder hereby acknowledges and agrees that the Company may instruct its transfer agent to prohibit any Transfer during the Term of any certificate or uncertificated interests representing any of the Subject Securities Owned by the Stockholder except to the extent permitted by this Agreement.

Section 5.  Waiver of Appraisal Rights.  The Stockholder hereby knowingly, voluntarily and intentionally waives, and agrees not to exercise or assert, any rights of appraisal from the Voyager Merger and the transactions contemplated by the Merger Agreement that the Stockholder may have.

Section 6.  Further Assurances.  From time to time and without additional consideration, the Stockholder shall (at Parent’s sole expense and without requiring the Stockholder to undertake any additional liability or obligation or make any representation or warranty to any Person) execute and deliver, or cause to be executed and delivered, such additional confirmatory transfers, assignments, endorsements, proxies, consents and other instruments, and shall (at Parent’s sole expense) take such further actions (subject to the limitations in this Section 6), as Parent may reasonably request in writing for the purpose of carrying out and furthering the intent of this Agreement.

Section 7.  Appointment of Stockholders’ Representative.

(a) Appointment.  The Stockholder irrevocably makes, constitutes and appoints the Stockholders’ Representative as its agent, attorney-in-fact and representative and authorizes and empowers it to fulfill the role of the Stockholders’ Representative as set forth in the Merger Agreement, which appointment shall be irrevocable and coupled with an interest. The Stockholder acknowledges and agrees that the member and/or manager of the Stockholders’ Representative may be removed, replaced and/or substituted at any time or from time to time after the date hereof without any consent or approval by, any party hereto, subject only to the requisite approval of the Vowel Stockholders.

(b) Authority.  The Stockholder hereby irrevocably grants the Stockholders’ Representative full power and authority on its behalf to take the actions after the Closing Date set forth immediately below:

(i) to enforce (1) any Post-Closing Obligations of Parent, Cambium Holdings II or their respective Subsidiaries pursuant to the Merger Agreement and (2) any obligations under the Escrow Agreement, the Contingent Value Right Agreement, the Security Agreement, the VSS Limited Guarantee, or any other Transaction Documents to the extent such other Transaction Documents expressly provide rights or benefits to the Stockholders’ Representative or to the Stockholder or any other Vowel Stockholder after the Closing;

(ii) to negotiate and compromise, on behalf of the Stockholder, any dispute that may arise under, and to exercise or refrain from exercising any remedies available under, the agreements and obligations contemplated in Section 7(b)(i), and to execute, on behalf of the Stockholder, any settlement agreement, release or other document with respect to such dispute or remedy;

(iii) to engage attorneys, accountants and agents at the expense of and on behalf of the Stockholder and the other Vowel Stockholders;

(iv) to give and receive notice or other communications on behalf of the Stockholder;

(v) to receive all or any portion of amounts in the Escrow Account to fund: (1) the payment of reasonable costs and expenses (including without limitation any insurance contemplated by clause (iv)(2)) of the Stockholders’ Representative incurred in connection with the performance of its duties or the taking of any action contemplated in this Section 7(d); and (2) the purchase of any insurance or similar products that are reasonably necessary to provide indemnification to the Stockholders’ Representative as contemplated in Section 7(d); and/or (3) any reasonable compensation payable to the Stockholders’ Representative for performing its services in accordance with this Agreement and any applicable Transaction Document; and

(vi) To take any and all other actions incidental to, or as are otherwise necessary or appropriate to, carry out the duties of the Stockholders’ Representative contemplated in this Agreement or the Merger Agreement, or of the secured party as contemplated by the Security Agreement.

Notwithstanding the foregoing, the Stockholders’ Representative shall have no authority to enforce the rights of any employee or other Person in such Person’s capacity as a beneficiary of any of the plans or amounts set forth in Schedule 5.24 to the Merger Agreement.

(c) Reliance.  The Stockholder irrevocably agrees that:

(i) in all matters in which action by the Stockholders’ Representative is required or permitted, the Stockholders’ Representative is authorized to act on behalf of the Stockholder, notwithstanding any dispute or disagreement among the Stockholder and any other Vowel Stockholder or between the Stockholder, any other Vowel Stockholder and the Stockholders’ Representative, and Parent and its Subsidiaries, and the VSS Funds, shall be entitled to rely on any and all action taken by the Stockholders’ Representative under this Agreement or the Merger Agreement without any liability to, or obligation to inquire of, the Stockholder or any of the other Vowel Stockholders, notwithstanding any knowledge on the part of Parent or Cambium Holdings II of any such dispute or disagreement;

(ii) any notice to the Stockholders’ Representative must be given to the Stockholders’ Representative in the manner provided in Section 9.3 of the Merger Agreement, and such notice shall be deemed to be notice to the Stockholder for the purposes of this Agreement;

(iii) the power and authority of the Stockholders’ Representative, as described in this Agreement, shall continue in force until all rights of the Vowel Stockholders under the agreements contemplated in Section 7(b)(i) shall have terminated, expired or been fully performed; and

(iv) a majority in interest of the Vowel Stockholders shall have the right, exercisable from time to time upon written notice delivered to the Stockholders’ Representative and Holdco, as applicable: (1) to remove the Stockholders’ Representative, with or without cause, and (2) to appoint a Stockholders’ Representative to fill a vacancy caused by the resignation or removal of the Stockholders’ Representative.

(d) Indemnification.  The Stockholder shall severally indemnify the Stockholders’ Representative and each of its members or managers against any Liabilities of any kind or nature whatsoever (except such as result from willful misconduct by such person) that the Stockholders’ Representative may suffer or incur in connection with any action or omission of such member as a member of the Stockholders’ Representative. The Liabilities contemplated in this Section 7(d) shall be satisfied exclusively out of the Escrow Account, net of any insurance proceeds actually received by the Stockholders’ Representative (after taking into account any deductibles, retention amounts and/or any costs or expenses incurred in obtaining such insurance proceeds). The Stockholder acknowledges and agrees that the Stockholders’ Representative shall not be liable to the Stockholder or any other Vowel Stockholder for any Liabilities (except such Liabilities as result from the Stockholders’ Representative’s gross negligence or willful misconduct) with respect to any action or omission taken or omitted to be taken by the Stockholders’ Representative pursuant to this Section 7.

Section 8.  Certain Definitions.  For purposes of this Agreement,

(a) “Affiliate” has the meaning assigned thereto in Rule 12b-2 under the Exchange Act.

(b) “Company Common Stock” means the common stock, par value $0.001 per share, of the Company.

(c) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(d) The Stockholder shall be deemed to “Own” or to have acquired “Ownership” of a security if the Stockholder, at the time of determination, is the record owner of such security, or is the “beneficial owner” of such security within the meaning of Rule 13d-3 under the Exchange Act.

(e) “Person” means any (i) individual, (ii) corporation, limited liability company, partnership or other entity or (iii) Governmental Authority.

(f) “Subject Securities” means: (i) all securities of the Company (including all Company Common Stock and all options, warrants and other rights to acquire Company Common Stock) Owned by the Stockholder as of the date of this Agreement, whether vested or unvested; and (ii) all additional securities of the Company (including all additional Company Common Stock and all additional options, warrants and other rights to acquire Company Common Stock), whether vested or unvested, of which the Stockholder acquires Ownership (regardless of the method by which Stockholders acquire Ownership) during the Term and (iii) any security of the Company issued with respect to the securities set forth in clauses (i) or (ii) as a result of any stock dividend, split-up, recapitalization, combination, exchange of stock or the like.

(g) “Term” shall mean from the date hereof until the earlier to occur of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, or (iii) the termination of this Agreement upon mutual written agreement of the parties hereto.

(h) A Person shall be deemed to have effected a “Transfer” of a security if such Person directly or indirectly: (i) sells, pledges, assigns, encumbers, transfers or disposes of (including by gift, merger or operation of law), or grants an option, contract or other arrangement or understanding with respect to such security or any interest in such security to any Person other than Parent; (ii) enters into an agreement or commit to do any of the foregoing; (iii) enters into a hedging transaction or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Subject Securities; (iv) establishes a “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act or (v) commits, agrees or offers to do any of the foregoing.

Section 9.  Miscellaneous.

(a) Assignment; Binding Effect.  Except as provided herein, neither this Agreement nor any of the interests or obligations hereunder may be assigned or delegated by the Stockholder, and any attempted or purported assignment or delegation of any of such interests or obligations shall be void. Subject to the preceding sentence, this Agreement shall be binding upon the Stockholder and the Stockholder’s heirs, estate, executors and personal representatives and the Stockholder’s successors and assigns. This Agreement shall inure to the benefit of Parent and its successors and assigns. Without limiting any of the restrictions set forth in Section 3(a) or elsewhere in this Agreement, this Agreement shall be binding upon any Person to whom any Subject Securities Owned by the Stockholder are transferred. Nothing in this Agreement is intended to confer on any Person (other than Parent and its successors and assigns) any rights or remedies of any nature.

(b) Disclosure.  The Stockholder hereby agrees to permit Parent to publish and disclose in the Proxy Statement/Prospectus, and any press release or other disclosure document which Parent reasonably determine to be necessary or desirable in connection with the Mergers and any transactions related thereto, the Stockholder’s identity and ownership of the Subject Shares and the nature of the Stockholder’s commitments, arrangements and understandings under this Agreement.

(c) Specific Performance.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement or any Proxy were not performed in accordance with its specific terms or were otherwise breached and in the event of any breach or threatened breach by the Stockholder of any covenant or obligation contained in this Agreement or in any Proxy, Parent shall be entitled (in addition to any other remedy that may be available to it, including monetary damages but strictly as limited herein), without the posting of any bond and without proof of actual damages, to seek (x) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (y) an injunction restraining such breach or threatened breach.

(d) Limitation on Damages.  Notwithstanding anything to the contrary contained herein, under no circumstances shall the aggregate liability for money damages of all the Vowel Stockholders party to Voting and Support Agreements of even date herewith exceed (i) the lesser of (A) the value of the Subject Securities held by such Vowel Stockholders and (B) $4,500,000 for any material and willful breaches of representations and warranties made herein or for failure to perform material covenants or obligations to be performed pursuant to the terms hereof, or (ii) $625,000 for the payment of any reasonable and documented out-of-pocket costs and expenses (including reasonable and documented legal fees and expenses) in connection with any action, including the filing of any lawsuit or legal action, taken to collect payment or force specific performance by such Vowel Stockholders, and any such liability shall be apportioned on a several basis.

(e) Amendment; Waiver; Remedies Cumulative.  Any provision of this Agreement may be amended if, and only if, such amendment is in writing and signed by each of the parties hereto. No failure on the part of Parent or Purchaser to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of Parent or Purchaser in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy subject, however, to the limitations of Section 9(d) and subject to the further limitation that neither Parent nor Purchaser shall be entitled to monetary damages if the Mergers shall have occurred. Neither Parent nor Purchaser shall be deemed to have waived any claim available to Parent or Purchaser, as the case may be, arising out of this Agreement, or any power, right, privilege or remedy of Parent under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of Parent or Purchaser, as the case may be; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given. All rights and remedies existing under this Agreement are cumulative to, and not exclusive to, and not exclusive of, any rights or remedies otherwise available.

(f) Governing Law.  This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware without giving effect to principles of conflicts or choice of law.

(g) Counterparts.  This Agreement may be executed in two or more counterparts (including by facsimile), each of which shall be deemed an original and all of which together shall constitute one instrument.

(h) Entire Agreement.  This Agreement and any Proxy delivered in connection with this Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements, representations and understandings (both written and oral) between the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party unless made in writing and signed by the party against whom enforcement is sought.

(i) Notices.  Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon receipt, when delivered personally or by courier, overnight delivery service or confirmed facsimile, or two (2) business days after being deposited in the regular mail as certified or registered mail (airmail if sent internationally) with postage prepaid, if such notice is addressed to the party to be notified at such party’s address or facsimile number as set forth beneath such party’s signature hereto, or as subsequently modified by written notice.

(j) Severability.  In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties hereto further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

(k) Waiver of Jury Trial.  EACH OF PARENT AND THE STOCKHOLDER HEREBY IRREVOCABLY WAIVE AND COVENANT THAT IT WILL NOT ASSERT THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENT OR ACTION RELATED HERETO OR THERETO.

(l) No Limitation on Actions of Stockholder as Director.  Notwithstanding anything in this Agreement to the contrary, if the Stockholder or any of its representatives is a member of the board of directors of the Company, nothing in this Agreement is intended or shall be construed to require the Stockholder or such representative to take any action, or limit any action the Stockholder or such representative may take, to the extent that doing so would be inconsistent with the Stockholder’s or such representative’s fiduciary duties as a director of the Company. Notwithstanding anything in this Agreement to the contrary, the Stockholder makes no agreement or understanding herein in any capacity other than in the Stockholder’s capacity as Owner of the Subject Securities.

(m) Descriptive Heading.  The descriptive headings used herein are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

The parties have caused this Agreement to be duly executed on the date first above written.

PARENT:

CAMBIUM HOLDINGS, INC.

By:
Name:     Scott J. Troeller

Title:	President

Address for notices:

c/o Veronis Suhler Stevenson LLC
350 Park Avenue
New York, NY 10022
Attn: Scott J. Troeller
Facsimile:

[SIGNATURE PAGE TO VOTING AND SUPPORT AGREEMENT]

STOCKHOLDER:

By:
Name:
Title

Address for notices:

SCHEDULE I

Shares of Company Common Stock Owned	Number of Shares of Company Common Stock Issuable upon exercise of Options and Other Rights

EXHIBIT A

IRREVOCABLE PROXY

The undersigned stockholder (the “Stockholder”) of Voyager Learning Company, a Delaware corporation (the “Company”), hereby irrevocably appoints each of Scott J. Troeller and Eric Van Ert (collectively, the Proxyholders), as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights expressly provided herein and to act by written consent in lieu of any meeting (to the full extent that the undersigned is entitled to do so) with respect to (i) the outstanding capital stock of the Company owned of record by the Stockholder as of the date of this Proxy, which shares are specified on the final page of this Proxy, and (ii) any and all other capital stock of the Company which the Stockholder may acquire on or after the date hereof. The capital stock of the Company referred to in clauses “(i)” and “(ii)” of the immediately preceding sentence are collectively referred to as the “Shares”. Upon the undersigned’s execution of this Proxy, any and all prior proxies given by the undersigned with respect to any of the Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until such time as this Proxy is terminated in accordance with its terms.

This Proxy is irrevocable, is coupled with an interest and is granted pursuant to that certain Voting and Support Agreement of even date herewith (the “Voting and Support Agreement”), by and between Cambium Holdings, Inc., a Delaware corporation (“Parent”) and the Stockholder, and is granted in consideration of Parent entering into that certain Agreement and Plan of Mergers, of even date herewith, by and among the Company, Parent, Vowel Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent, VSS-Cambium Holdings II Corp., a Delaware corporation and Consonant Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (the “Merger Agreement”). As used herein, the term “Termination Date” means the earlier to occur of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, and (iii) the termination of the Voting and Support Agreement upon mutual written agreement of the parties thereto. Unless otherwise provided, other capitalized terms used but not defined in this Agreement shall have the meaning given to such terms in the Merger Agreement.

Each of the Proxyholders named above is hereby authorized and empowered by the undersigned, at any time on or before the Termination Date, to act as the undersigned’s attorney and proxy to act by written consent or vote the Shares, without regard to any instructions, written or otherwise, that may be given by the undersigned with respect to such vote or consent, at every annual, special or adjourned meeting of the stockholders of the Company or pursuant to any action by written consent in lieu of a meeting: (a) in favor of adoption of the Merger Proposals (as defined in the Voting and Support Agreement), (b) against any Vowel Alternative Proposal or Vowel Superior Proposal and (c) against any other action, agreement or proposal that could reasonably be expected to result in any of the conditions to the consummation of the Voyager Merger under the Merger Agreement not being fulfilled or which could reasonably be expected to otherwise impede, interfere with, delay, postpone or materially adversely affect the Voyager Merger or the other transactions contemplated by the Merger Agreement. The Proxyholders may not exercise this Proxy on any other matter not referred to in this Proxy, and the Stockholder may vote the Shares on all other such matters.

This Proxy shall be binding upon the heirs, estate, executors, personal representatives, successors and assigns of the Stockholder (including any transferee of any of the Shares).

(Signature of Stockholder)

Dated: June   , 2009

(Print Name of Stockholder)

Number of common stock of the Company owned of record as of the date of this Proxy:

EXHIBIT B

JOINDER TO VOTING AND SUPPORT AGREEMENT

Pursuant to Section 3.3(c) of that certain Voting and Support Agreement dated as of June 20, 2009 (the “Voting Agreement”) by and among Cambium Holdings, Inc. and           (the “Transferring Stockholder”), upon execution and delivery this joinder agreement to Parent and its acceptance thereof by Parent, the undersigned hereby agrees and acknowledges that the undersigned is a “Stockholder” as defined in the Voting Agreement, and hereby agrees with respect to itself and its Subject Securities to be bound by the terms and conditions and subject to the obligations of, the Voting Agreement as a “Stockholder” thereunder, and agrees to execute and deliver a Proxy in the form attached as Exhibit A to the Voting Agreement. The undersigned further certifies that the representations and warranties made by the Stockholder in Section 4 of the Voting Agreement are true, correct and complete as if made by the undersigned on the date hereof.

Executed, in counterpart, as of the   day of          , 2009

Signature:

Name:
Title:
Address for notices:

Subject Securities:

ACCEPTED & ACKNOWLEDGED:

CAMBIUM HOLDINGS, INC.

By:
Name:
Title:

Annex J

FORM OF

CONTINGENT VALUE RIGHTS AGREEMENT

This CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [     ], 2009 (this “Agreement”), is entered into by and among Cambium-Voyager Holdings, Inc. (formerly known as Cambium Holdings, Inc.), a Delaware corporation (“Holdco”), Vowel Representative, LLC, a Delaware limited liability company, solely in its capacity as stockholders’ representative (in such capacity, the “Stockholders’ Representative”), and Wells Fargo Bank, National Association, as rights agent (the “Rights Agent”) and as initial CVR Registrar (as defined herein).

WITNESSETH:

WHEREAS, Holdco, Voyager Learning Company, a Delaware corporation (“Vowel”), VSS-Cambium Holdings II Corp., a Delaware corporation, Vowel Acquisition Corp. (“Vowel Merger Sub”), Consonant Acquisition Corp. (“Consonant Merger Sub”), each, a Delaware corporation and wholly-owned subsidiary of Holdco, and the Stockholders’ Representative, have entered into an Agreement and Plan of Mergers (as the same may be amended, modified or supplemented from time to time, the “Merger Agreement”), dated as of June 20, 2009, pursuant to which, among other things, Vowel Merger Sub will merge with and into Vowel (the “Vowel Merger”), with Vowel surviving the Vowel Merger, as a wholly-owned subsidiary of Holdco, and Consonant Merger Sub will merge with and into Consonant (the “Consonant Merger”), with Consonant surviving the Consonant Merger, as a wholly-owned subsidiary of Holdco;

WHEREAS, pursuant to the Merger Agreement, Holdco agreed to create and issue to holders of record of shares of Vowel’s common stock, par value $0.001 per share (“Vowel Common Stock”), outstanding immediately prior to the effective time of the Vowel Merger (the “Effective Time”), contingent value rights as hereinafter described;

WHEREAS, each holder of Vowel Common Stock immediately prior to the Effective Time, will receive, among other things, as merger consideration, the right to receive upon the Effective Time one contingent value right for each share of Vowel Common Stock held by such Person (as defined in below) immediately prior to the Effective Time; and

WHEREAS, the parties have done all things necessary to make the contingent value rights, when issued pursuant to the Merger Agreement and hereunder, the valid obligations of Holdco and to make this Agreement a valid and binding agreement of Holdco, in accordance with its terms.

WHEREAS, the parties hereto acknowledge that the Rights Agent is not party to, is not bound by, and has no duties or obligations under, the Merger Agreement, that all references in this Agreement to the Merger Agreement are for convenience, and that the Rights Agent shall have no implied duties beyond the express duties set forth in this Agreement.

NOW, THEREFORE, for and in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders (as hereinafter defined), as follows:

ARTICLE I

DEFINITIONS

Section 1.1  Definitions.

(a) For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(i) the terms defined in this Article I have the meanings assigned to them in this Article I, and include the plural as well as the singular;

(ii) all accounting terms used herein and not expressly defined herein shall have the meanings assigned to such terms in accordance with United States generally accepted accounting principles, as in effect on the date hereof;

(iii) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision;

(iv) unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, words denoting any gender shall include all genders and words denoting natural Persons shall include corporations, partnerships and other Persons and vice versa; and

(v) all references to “including” shall be deemed to mean including without limitation.

(b) Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. The following terms shall have the meanings ascribed to them as follows:

“280G Returned Amount” has the meaning set forth in the Escrow Agreement.

“280G Termination Date” has the meaning set forth in the Escrow Agreement.

“Board of Directors” means the board of directors of Holdco.

“Board Resolution” means a copy of a resolution certified by the secretary or an assistant secretary of Holdco to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Rights Agent.

“Business Day” means any day that is not a Saturday, Sunday, legal holiday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, including any successor provisions and transition rules, whether or not codified.

“CVR Escrow Fund” has the meaning ascribed thereto in the Escrow Agreement.

“CVR Payment Amount” means any of the First CVR Payment Amount, the Second CVR Payment Amount, the 280G Returned Amount, or the Subsequent CVR Payment Amount, as applicable, or any other amounts paid to the Rights Agent by the Escrow Agent under the Escrow Agreement.

“CVR Payment Date” means, with respect to a CVR Payment Amount, the date that the Rights Agent pays such CVR Payment Amount pursuant to Section 2.4.

“CVR Payment Event Date” means any of the First CVR Payment Event Date, the Second CVR Payment Event Date, the Subsequent CVR Payment Event Date, the 280G Termination Date, or such other date a CVR Payment Amount is received by the Rights Agent, as applicable.

“CVR Register” has the meaning set forth in Section 2.3(b).

“CVR Registrar” has the meaning set forth in Section 2.3(b).

“CVRs” means the contingent value rights issued by Holdco pursuant to the Merger Agreement and this Agreement.

“Effective Time” has the meaning set forth in the Recitals.

“Escrow Agent” Wells Fargo Bank, National Association, in its capacity as escrow agent under the Escrow Agreement (or any successor escrow agent thereunder).

“Escrow Agreement” means that certain Escrow Agreement, dated as [     ], 2009, entered into by and among the Escrow Agent, the Stockholders’ Representative, Holdco, and Richard Surratt, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms.

“Escrow Funds” has the meaning set forth in the Escrow Agreement.

“First CVR Payment Amount” means the amount, if any, received from the Escrow Agent in respect of the First CVR Payment Amount (as defined in the Escrow Agreement).

“First CVR Payment Event Date” has the meaning set forth in the Escrow Agreement.

“Governmental Authority” means any government, state, province or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administration functions of or pertaining to government, or any government authority, agency, department, board, tribunal, commission or instrumentality of the United State of America, any foreign government, any state of the United States of America, or any municipality or other political subdivision thereof, and any court, tribunal or arbitrators of competent jurisdiction, and any governmental or non governmental self regulatory organization, agency or authority.

“Holder” means a Person in whose name a CVR is registered in the CVR Register.

“Officer’s Certificate” means a certificate signed by the chief executive officer, president, chief financial officer, any vice president, the controller, the treasurer or the secretary, in each case of Holdco, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Permitted Transfer” means: (i) the transfer of any or all of the CVRs (upon the death of the Holder) by will or intestacy; (ii) transfer by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (iii) transfers made pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); (iv) if the Holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable; or (v) a transfer made by operation of law (including a consolidation or merger) or in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, or other entity or any Governmental Authority.

“Pro Rata Share” means, with respect to any Holder as of a given CVR Payment Event Date, the quotient of the (x) sum of all of the CVRs held of record by such Holder on such date divided by (y) the total number of CVRs outstanding as of such date.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent shall have become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

“Rights Agent Costs” means the costs and expenses for which the Rights Agent is due reimbursement under Section 3.2 and the Rights Agent Fee.

“Rights Agent Fee” means the fee of the Rights Agent to act in such capacity pursuant to the terms of this Agreement as set forth on Schedule 1 hereto.

“Rights Agent Initial Payment” means the costs and expenses reasonably incurred and invoiced by the Rights Agent prior to the Effective Time in connection with the negotiation of this Agreement and any other reasonable costs and expenses incurred by the Rights Agent in connection herewith prior to the Effective Time.

“Second CVR Payment Amount” means the amount, if any, received from the Escrow Agent in respect of the Second CVR Payment Amount (as defined in the Escrow Agreement).

“Second CVR Payment Event Date” has the meaning set forth in the Escrow Agreement.

“Stockholders’ Representative” has the meaning set forth in the Preamble.

“Subsequent CVR Payment Amount” means the amount, if any, received from the Escrow Agent in respect of the Subsequent CVR Payment Amount (as defined in the Escrow Agreement).

“Subsequent CVR Payment Event Date” means the date on which a Subsequent CVR Payment Amount is paid to the Rights Agent.

“Subsidiary” means any corporation, partnership, joint venture or other legal entity of which any Person (either alone or through or together with an other Subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Surviving Person” has the meaning set forth in Section 6.1(a)(i).

“Tax” means any and all taxes payable to any federal, state, local or foreign taxing authority or agency, including (a) income, franchise, profits, gross receipts, minimum, alternative minimum, estimated, ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, disability, employment, social security, workers compensation, unemployment, utility, severance, excise, stamp, windfall profits, transfer or other tax of any kind whatsoever, (b) interest thereon and (c) penalties and additions to tax imposed with respect thereto.

ARTICLE II

CONTINGENT VALUE RIGHTS

Section 2.1  Issuance of CVRs; Appointment of Rights Agent.

(a) The CVRs shall be issued pursuant to the Merger Agreement at the time and in the manner set forth in the Merger Agreement. The Registrar and Administration of the CVRs shall be handled pursuant to this Agreement in the manner set forth in this Agreement.

(b) Holdco hereby appoints Wells Fargo Bank, National Association as the Rights Agent to act as rights agent for Holdco in accordance with the instructions hereinafter set forth in this Agreement, and the Rights Agent hereby accepts such appointment.

Section 2.2  Nontransferable.

The CVRs shall not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer.

Section 2.3  No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs shall not be evidenced by a certificate or other instrument.

(b) The Rights Agent shall keep a register (the “CVR Register”) for the registration of CVRs in a book-entry position for each CVR Holder. The CVR Register shall set forth the name and address of each Holder, and the number of CVRs held by such Holder and Tax Identification Number of each Holder. Each of Holdco and the Stockholders’ Representative may receive and inspect a copy of the CVR Register, from time to time, upon written request made to the CVR Registrar. Within five (5) Business Days after receipt of such request, the CVR Registrar shall deliver a copy of the CVR Registrar, as then in effect, to Holdco and the Stockholders’ Representative at the address set forth in Section 7.1. The Rights Agent is hereby initially appointed “CVR Registrar” for the purpose of registering CVRs and transfers of CVRs as herein provided.

(c) Subject to the restriction on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument or instruments of transfer and any other requested documentation in form reasonably satisfactory to Holdco and the CVR Registrar, duly executed by the registered Holder or Holders thereof or by the duly appointed legal representative thereof or by a duly authorized attorney, such signature to be guaranteed by a participant in a recognized Signature Guarantee Medallion Program. A request for a transfer of a CVR shall be accompanied by such documentation establishing satisfaction that the transfer is a Permitted Transfer as may be reasonably requested by Holdco and the CVR Registrar (including opinions of counsel, if appropriate). Upon receipt of such written notice, the CVR Registrar shall, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions herein, register the transfer of the CVRs in the CVR Register. All duly transferred CVRs registered in the CVR Register shall be the valid obligations of Holdco, evidencing the same rights and entitling the transferee to the same benefits and rights under this Agreement as those held by the transferor. No transfer of a CVR shall be valid until registered in the CVR Register, and any transfer not duly registered in the CVR Register will be void ab initio. Any transfer or assignment of the CVRs shall be without charge (other than the cost of any transfer Tax which shall be the responsibility of the transferor) to the Holder.

(d) A Holder may make a written request to the CVR Registrar to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the CVR Registrar shall promptly record the change of address in the CVR Register.

(e) The Stockholders’ Representative may make a written request to the Rights Agent for a list containing the names, addresses and number of CVRs of the Holders that are registered in the CVR Register. Within five (5) Business Days following the date of receipt by the Rights Agent of such request, the CVR Registrar shall deliver a copy of such list to the Stockholders’ Representative.

Section 2.4  Payment Procedures.

(a) Within five (5) Business Days after its receipt of any CVR Payment Amount, the Rights Agent shall deliver to each Holder its Pro Rata Share of the applicable CVR Payment Amount based on the number of CVRs held by such Holder at the close of business as reflected on the CVR Register on the applicable CVR Payment Event Date (x) by check mailed to the address of each Holder (or any successor or permitted transferee or assignee thereof) as reflected in the CVR Register as of the close of business on the day that is two (2) Business Days prior to the date that the Rights Agent performs its obligations under this Section 2.4, or, (y) with respect to any Holder that is due payment pursuant to this Agreement in excess of $1,000,000 whose bank information has been provided to the Escrow Agent within Payment Notices (as defined in the Escrow Agreement) delivered by the Stockholder’s Representative with wire transfer instructions on or prior to the date referred to in immediately preceding clause (x) above, by wire transfer of immediately available funds to such account. Subsequent payments will require new wire instructions be provided within each Payment Notice received by the Escrow Agent.

(b) The Rights Agent shall deduct and withhold, or cause to be deducted or withheld, from each CVR Payment Amount otherwise payable pursuant to this Agreement, the amounts, if any, that Holdco or the applicable subsidiary of Holdco is required to deduct and withhold with respect to the making of such payment under the Code; provided that in determining the required amount to be withheld, the Rights Agent will give effect to any properly presented form (e.g., Form W-8 or W-9 as applicable) eliminating or reducing the amount required to be withheld. To the extent that amounts are so withheld or paid over to or deposited with the relevant Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made.

(c) Tax Reporting for Payments made pursuant to Payment Notices received by the Escrow Agent under this Agreement will be reported to the Internal Revenue Service on Tax Form 1099B or 1099INT, as applicable.

Section 2.5  No Voting, Dividends or Interest; No Equity or Ownership Interest in Holdco.

(a) The CVRs shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the CVRs to any Holder.

(b) The CVRs shall not represent any equity or ownership interest in Holdco or in any constituent company to the Vowel Merger.

ARTICLE III

THE RIGHTS AGENT

Section 3.1  Certain Duties and Responsibilities.

The Rights Agent shall not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its willful misconduct, bad faith or gross negligence. No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers.

Section 3.2  Certain Rights of Rights Agent.

The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Rights Agent. In addition:

(a) the Rights Agent may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b) whenever the Rights Agent shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may, in the absence of willful misconduct, faith or gross negligence on its part, rely upon an Officer’s Certificate;

(c) the Rights Agent may consult with, and obtain advice from, legal counsel in the event of any question as to any of the provisions hereof or the duties hereunder, and it shall incur no liability and shall be deemed to be acting in accordance with the opinion and instructions of such counsel. The reasonable costs of such counsel’s services shall be paid to the Rights Agent in accordance with Section 3.2(h) below. The Rights Agent may perform any and all of its duties through its agents, representatives, attorneys, custodians, and/or nominees.

(d) if the Rights Agent becomes involved in litigation on account of this Agreement, it shall have the right to retain counsel and shall be entitled to reimbursement for all reasonable documented costs and expenses related thereto as provided in Sections 3.2(h) and 3.2(d) hereof; provided, however, that the Rights Agent shall not be entitled to any such reimbursement to the extent such litigation ultimately determines that the Rights Agent acted with gross negligence or willful misconduct. In the event that conflicting demands are made upon the Rights Agent for any situation addressed or not addressed in this Agreement, the Rights Agent may withhold performance of the terms of this Agreement until such time as said conflicting demands shall have been withdrawn or the rights of the respective parties shall have been settled by court adjudication, arbitration, joint order or otherwise.

(e) the permissive rights of the Rights Agent to do things enumerated in this Agreement shall not be construed as a duty;

(f) the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises; and

(g) Holdco agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demands, suits or expense arising out of or in connection with the Rights Agent’s duties under this Agreement, including the costs and expenses of defending the Rights Agent against any claims, charges, demands, suits or loss, unless such loss shall have been determined by a court of competent jurisdiction to be a result of the Rights Agent’s willful misconduct, bad faith or gross negligence, provided, however, that the Rights Agent’s aggregate liability with respect to, arising from, or arising in connection with this Agreement, or from all services provided or omitted to be provided under this Agreement, whether in contract, in tort, or otherwise, is limited to, and shall not exceed, the amounts paid hereunder by Holdco to the Rights Agent as fees and charges, but not including reimbursable expenses; provided, further, however, 50% of any amounts payable by Holdco under this Section 3.2(g) shall be reimbursed to Holdco out of the CVR Escrow Fund; and

(h) Holdco, on the one hand, and the Stockholders’ Representative, on behalf of the Holders, on the other hand, shall each be responsible for paying 50% of the Rights Agent Costs and the Rights Agent Initial Payment, the portion of which with respect to the Holders, shall be payable from the CVR Escrow Fund. Notwithstanding the foregoing and solely for the benefit of the Rights Agent, Holdco and the Stockholders’ Representative, on behalf of the Holders, agrees (i) to equally pay the fees and expenses of the Rights Agent in connection with this Agreement, as set forth on Schedule 1 hereto, and (ii) to equally reimburse the Rights Agent for all taxes and governmental charges, reasonable expenses and other charges of any kind and nature incurred by the Rights Agent in the execution of this Agreement (other than taxes measured by the Rights Agent’s net income). The Rights Agent shall also be entitled to reimbursement from Holdco and the Stockholders’ Representative, on behalf of the Holders, on an equal basis for all reasonable and necessary out-of-pocket expenses (including reasonable fees and expenses of the Rights Agent’s counsel and agent) paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder. An invoice for the Rights Agent Fee (prorated for the period of time from the previous payment of the Rights Agent Fee, if applicable) will be rendered a reasonable time prior to, and paid on, the date upon which the Effective Time occurs and each CVR Payment Date. An invoice for any out-of-pocket expenses and per item fees realized will be rendered and payable within thirty (30) days after receipt by Holdco and the Stockholders’ Representative, except for postage and mailing expenses, which funds must be received one (1) Business Day prior to the scheduled mailing date. Each of Holdco and the Stockholders’ Representative, on behalf of the Holders, on an equal basis, agrees to pay to the Rights Agent any amounts, including fees and expenses, payable in favor of the Rights Agent in connection with any dispute, resolution or arbitration arising under or in connection with this Agreement. Notwithstanding anything in this Agreement to the contrary, the portion of any payment under this Section 3.2(h) which is payable by the Stockholders’ Representative shall be paid to the Rights Agent solely by the Rights Agent deducting such payment from any then unpaid CVR Payment Amount.

Section 3.3  Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to Holdco and the Stockholders’ Representative specifying a date when such resignation shall take effect, which notice shall be sent at least thirty (30) days prior to the date so specified.

(b) If the Rights Agent shall resign, be removed or become incapable of acting, Holdco, by way of a Board Resolution, shall promptly appoint a qualified successor Rights Agent who shall be reasonably acceptable to the Stockholders’ Representative. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with this Section 3.3(b), become the successor Rights Agent.

(c) Holdco shall give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail, postage prepaid, to Stockholders’ Representative and to the Holders as their names and addresses appear in the CVR Register. Each notice shall include the name and address of the successor Rights Agent. If Holdco fails to send such notice within ten days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent shall cause such notice to be mailed at the expense of Holdco.

(d) If a successor Rights Agent has not been appointed and has not accepted such appointment by the end of the 30-calendar day period, the Rights Agent may apply to a court of competent jurisdiction for the appointment of a successor Rights Agent, and the costs, expenses and reasonable attorneys’ fees which are incurred in connection with such a proceeding shall be paid in accordance with Section 3.2(h) hereof. Any such successor to the Rights Agent shall agree to be bound by the terms of this Agreement and shall, upon receipt of the all relevant books and records relating thereto, become the Rights Agent hereunder. Upon delivery of all of the relevant books and records, pursuant to the terms of this Section 3.3(d) to a successor Rights Agent, the Rights Agent shall thereafter be discharged from any further obligations hereunder. The Rights Agent is hereby authorized, in any and all events, to comply with and obey any and all final judgments, orders and decrees of any court of competent jurisdiction which may be filed, entered or issued, and all final arbitration awards and, if it shall so comply or obey, it shall not be liable to any other person by reason of such compliance or obedience.

ARTICLE IV

COVENANTS

Section 4.1  List of Holders.

Holdco shall furnish or cause to be furnished to the Rights Agent in such form as Holdco receives from its transfer agent or from Vowel’s transfer agent prior to the Effective Time (or other agent performing similar services for Holdco or Vowel), the names, addresses, shareholdings and tax certification (T.I.N.) of the record holders of Vowel Common Stock within sixty (60) days after the Effective Time.

Section 4.2  Payment of CVR Payment Amount.

Each of the Stockholders’ Representative and Holdco shall use reasonable best efforts to cause the Rights Agent to pay the CVR Payment Amount upon its receipt thereof from the CVR Escrow Fund provided by the Escrow Agent in the manner provided for in Section 2.4 and in accordance with the terms of this Agreement.

Section 4.3  Ability to Make Prompt Payment.

Neither Holdco nor any of its Subsidiaries shall enter into any agreement that would prohibit or restrict the Rights Agent’s ability to pay the CVR Payment Amount to the Holders under this Agreement.

Section 4.4  Assignment.

Holdco shall not, in whole or in part, assign any of its rights or obligations under this Agreement other than in accordance with the terms of Section 6.1 hereof.

ARTICLE V

AMENDMENTS

Section 5.1  Amendments Without Consent of Holders or Stockholders’ Representative.

(a) Without the consent of any Holders, the Stockholders’ Representative or the Rights Agent, Holdco, when authorized by a Board Resolution, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i) to evidence the succession of another Person to Holdco and the assumption by any such successor of the covenants of Holdco herein in a transaction contemplated by Section 6.1 hereof; or

(ii) to evidence the termination of the CVR Registrar and the succession of another Person as a successor CVR Registrar and the assumption by any successor of the obligations of the CVR Registrar herein.

(b) Without the consent of any Holders or the Stockholders’ Representative, Holdco, when authorized by a Board Resolution, and the Rights Agent, in the Rights Agent’s sole and absolute discretion, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i) to evidence the succession of another Person as a successor Rights Agent and the assumption by any successor of the covenants and obligations of the Rights Agent herein;

(ii) to add to the covenants of Holdco such further covenants, restrictions, conditions or provisions as the Board of Directors and the Rights Agent shall consider to be for the protection of the Holders; provided, that in each case, such provisions shall not adversely affect the interests of the Holders;

(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided, that in each case, such provisions shall not adversely affect the interests of the Holders; or

(iv) to add, eliminate or change any provision of this Agreement (other than Section 2.4) unless such addition, elimination or change is adverse to the interests of the Holders.

(c) Promptly after the execution by Holdco and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Holdco shall mail a notice thereof by first-class mail to the Stockholders’

Representative and each of the Holders at their addresses as they shall appear on the CVR Register, setting forth in general terms the substance of such amendment.

Section 5.2  Amendments With Consent of the Stockholders’ Representative.

(a) Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders or the Stockholders’ Representative), with the consent of the Stockholders’ Representative (which may be granted or withheld in its sole discretion), acting on behalf of the Holders, Holdco, when authorized by a Board Resolution, and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is in any way adverse to the interests of the Holders.

(b) Promptly after the execution by Holdco and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Holdco shall mail a notice thereof by first-class mail to the Stockholders’ Representative and the Holders at their addresses as they shall appear on the CVR Register, setting forth in general terms the substance of such amendment.

Section 5.3  Execution of Amendments.

In executing any amendment permitted by this Article V, the Rights Agent shall be entitled to receive, and shall be fully protected in relying upon, an opinion of counsel stating that the execution of such amendment is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants or duties under this Agreement or otherwise.

Section 5.4  Effect of Amendments.

Upon the execution of any amendment under this Article V, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every Holder shall be bound thereby.

ARTICLE VI

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

Section 6.1  Holdco May Consolidate, Etc.

(a) Holdco shall not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, unless:

(i) the Person formed by such consolidation or into which Holdco is merged or the Person that acquires by conveyance or transfer, or that leases, the properties and assets of Holdco substantially as an entirety (the “Surviving Person”) shall expressly assume the performance of every duty and covenant of this Agreement on the part of Holdco to be performed or observed; and

(ii) Holdco has delivered to the Rights Agent an Officer’s Certificate, stating that such consolidation, merger, conveyance, transfer or lease complies with this Article VI and that all conditions precedent herein provided for relating to such transaction have been complied with.

(b) For purposes of this Section 6.1 only, “convey, transfer or lease its properties and assets substantially as an entirety” shall mean (i) properties and assets contributing in the aggregate at least 80% of Holdco’s total consolidated revenues for the current period as reported in Holdco’s last available periodic financial report (quarterly or annual, as the case may be) or (ii) properties and consolidated assets constituting in the aggregate at least 80% of Holdco’s total assets for the current period as reported in Holdco’s last available periodic financial report (quarterly or annual, as the case may be).

(c) In the event Holdco conveys, transfers or leases its properties and assets substantially as an entirety in accordance with the terms and conditions of this Section 6.1, Holdco and the Surviving Person shall be jointly and severally liable for the payment of the CVR Payment Amount and the performance of every duty and covenant of this Agreement on the part of Holdco to be performed or observed.

Section 6.2  Successor Substituted.

Upon any consolidation of or merger by Holdco with or into any other Person, or any conveyance, transfer or lease of the properties and assets substantially as an entirety to any Person in accordance with Section 6.1, the Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, Holdco under this Agreement with the same effect as if the Surviving Person had been named as Holdco herein, and thereafter, except in the case of a lease, the predecessor Person shall be relieved of all obligations and covenants under this Agreement and the CVRs.

ARTICLE VII

OTHER PROVISIONS OF GENERAL APPLICATION

Section 7.1  Notices to the Rights Agent, Holdco and the Stockholders’ Representative.

Any request, demand, authorization, direction, notice, consent, waiver or other document provided or permitted by this Agreement shall be sufficient for every purpose hereunder if in writing and sent by facsimile transmission, delivered personally, or by certified or registered mail (return receipt requested and first-class postage prepaid) or sent by a nationally recognized overnight courier (with proof of service), addressed as follows, and shall be deemed to have been given upon receipt:

(a) if to the Rights Agent, addressed to it at Shareowner Services: MAC N9100-030, 161 North Concord Exchange Street, St. Paul, Minnesota 55075, facsimile at (651) 450-4078, e-mail at martin.j.knapp@wellsfargo.com, Attention: Marty Knapp, or at any other address previously furnished in writing to the Stockholders’ Representative and Holdco by the Rights Agent in accordance with this Section 7.1;

(b) if to Holdco, addressed to it at Cambium Holdings, Inc., c/o Veronis Suhler Stevenson, 350 Park Avenue, New York, New York 10022, telephone at (212) 381-8420, facsimile at (212) 381-8168, email at troellers@vss.com, Attention: Scott J. Troeller; with a copy to Lowenstein Sandler PC, 1251 Avenue of the Americas, 18th Floor, New York, New York 10020, telephone at (212) 204-8688, facsimile at (973) 597-2507, email at ssiesser@lowenstein.com, Attention: Steven E. Siesser, Esq., or at any other address previously furnished in writing to the Rights Agent and the Stockholders’ Representative by Holdco in accordance with this Section 7.1; or

(c) if to the Stockholders’ Representative, addressed to it at Vowel Representative, LLC, c/o Perkins Coie LLP, 131 South Dearborn Street, Suite 1700, Chicago, Illinois 60603, telephone at (312) 324-8600, facsimile at (312) 324-9400, email at pgordon@perkinscoie.com, Attention: Phil Gordon, Esq.; with a copy to Perkins Coie LLP, 131 South Dearborn Street, Suite 1700, Chicago, Illinois 60603, telephone at (312) 324-8600, facsimile at (312) 324-9400, email at pgordon@perkinscoie.com, Attention: Phil Gordon, Esq., or at any other address previously furnished in writing to the Rights Agent and Holdco by Stockholders’ Representative in accordance with this Section 7.1.

Section 7.2  Notice to Holders.

Where this Agreement provides for notice to Holders, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first- class postage prepaid, to each Holder affected by such event, at his, her or its address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.

Section 7.3  Effect of Headings.

The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

Section 7.4  Successors and Assigns.

All covenants and agreements in this Agreement by Holdco shall bind its successors and assigns, whether so expressed or not.

Section 7.5  Benefits of Agreement.

Nothing in this Agreement, express or implied, shall give to any Person (other than the parties hereto and their permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto and their permitted successors and assigns. For the avoidance of doubt, no Holder shall have any right to enforce or otherwise assert a claim with respect to this Agreement; all such rights and claims shall only be brought by the Stockholders’ Representative on behalf of such Holder.

Section 7.6  Governing Law.

This Agreement and the CVRs shall be governed by and construed in accordance with the laws of the State of Delaware without regards to its rules of conflicts of laws.

Section 7.7  Legal Holidays.

In the event that a CVR Payment Date shall not be a Business Day, then, notwithstanding any provision of this Agreement to the contrary, any payment required to be made in respect of the CVRs on such date need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the CVR Payment Date.

Section 7.8  Severability Clause.

In case any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, but this Agreement shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the court or other tribunal making such determination is authorized and instructed to modify this Agreement so as to effect the original intent of the parties as closely as possible so that the transactions and agreements contemplated herein are consummated as originally contemplated to the fullest extent possible.

Section 7.9  Counterparts.

This Agreement may be executed by the parties hereto, in two or more counterparts (which may be effectively delivered by facsimile, by electronic transmission of portable document format (PDF) files or tagged image file format (TIF) files, or by other electronic means)), each of which shall be an original and all of which shall together constitute one and the same agreement.

Section 7.10  Termination.

This Agreement shall terminate and be of no further force or effect, and the parties hereto shall have no liability hereunder, upon payment by the Rights Agent to the Holders of the then remaining balance of the Escrow Funds in accordance with this Agreement.

Section 7.11  Entire Agreement.

This Agreement, the Merger Agreement, and the Escrow Agreement represent the entire understanding of Holdco and the Stockholders’ Representative with reference to the CVRs, and this Agreement supersedes any and all other oral or written agreements hereto made with respect to the CVRs, except for the Merger Agreement and the Escrow Agreement. This Agreement and the Escrow Agreement represent the entire understanding of the Rights Agent with reference to the CVRs, and this Agreement supersedes any and all other oral or written agreements hereto made with respect to the CVRs, except for the Merger Agreement and the Escrow Agreement. If and to the extent that any provision of this Agreement is inconsistent or conflicts with the Merger Agreement or the Escrow Agreement, the Escrow Agreement shall govern and be controlling, and this Agreement may be amended, modified, supplemented or altered only in accordance with the terms of Article V.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

CAMBIUM HOLDINGS, INC.

By:
Name:

Title:

WELLS FARGO BANK, NATIONAL ASSOCIATION

By:
Name:

Title:

VOWEL REPRESENTATIVE, LLC

By:
Name:

Title:

Annex K

FORM OF

ESCROW AGREEMENT

This ESCROW AGREEMENT (this “Agreement”), dated as of [     ], 2009, is by and among WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association, having an office at 161 North Concord Exchange, St. Paul, Minnesota (“Wells Fargo”), as escrow agent (the “Escrow Agent”), Vowel Representative, LLC, a Delaware limited liability company, solely in its capacity as stockholders’ representative (in such capacity, the “Stockholders’ Representative”), Cambium-Voyager Holdings, Inc. (formerly known as Cambium Holdings, Inc.), a Delaware corporation (“Holdco”), Voyager Learning Company, a Delaware corporation (“Vowel”), and Richard Surratt, an individual residing at [          ] (“Surratt”).

A. Holdco, Vowel, VSS-Cambium Holdings II Corp., a Delaware corporation, Vowel Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Holdco (“Vowel Merger Sub”), and Consonant Acquisition Corp., a Delaware corporation, a wholly-owned subsidiary of Holdco (“Consonant Merger Sub”) and the Stockholder’s Representative, have entered into an Agreement and Plan of Mergers, dated as of June 20, 2009 (as the same may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, among other things, Vowel Merger Sub will merge with and into Vowel (the “Vowel Merger”), with Vowel surviving the Vowel Merger as a wholly-owned subsidiary of Holdco, and Consonant Merger Sub will merge with and into Consonant (the “Consonant Merger”), with Consonant surviving the Consonant Merger as a wholly-owned subsidiary of Holdco.

B. Each share of Vowel’s common stock, par value $0.001 per share (“Vowel Common Stock”), outstanding immediately prior to the effective time of the Vowel Merger (the “Effective Time”), upon the Effective Time was converted into, among other merger consideration therefor, the right to receive one contingent value right (each a “CVR”) issued by Holdco in accordance with the terms and conditions set forth in the Merger Agreement and that certain Contingent Value Rights Agreement, dated as the date hereof (as the same may be amended, supplemented or otherwise modified from time to time, the “CVR Agreement”), by and among Holdco, the Stockholders’ Representative and Wells Fargo, as rights agent and initial CVR registrar (including any successor rights agent under the CVR Agreement, the “Rights Agent”).

C. In accordance with the terms and conditions of the Merger Agreement, (i) Vowel is obligated at the Effective Time to deposit, or cause its Subsidiaries (as that term is defined in the Merger Agreement) to deposit, with the Escrow Agent for deposit into an escrow account to be established under this Agreement (the “CVR Escrow Account”), the Vowel Tax Refund Holdback Amount (as that term is defined in the Merger Agreement), if any, for the purpose of funding certain payments under the CVR Agreement, (ii) after the Effective Time, Vowel is obligated to deposit, and Holdco is obligated to cause Vowel to deposit, with the Escrow Agent for deposit into the CVR Escrow Account, (a) all Vowel Tax Refunds (as that term is defined in the Merger Agreement), for the purpose of further funding the payments under the CVR Agreement, and (b) an agreed upon portion of the Vowel Shared Tax Offset Amounts, as contemplated in Section 5.23(c) of the Merger Agreement, (iii) Vowel, or a trustee or administrator under the applicable Liability Funding Document, is obligated to deposit, and Holdco is obligated to cause Vowel to deposit, with the Escrow Agent for deposit into a separate escrow account to be established under this Agreement (the “Excess Employee Payment Account”) the Excess Employee Payment Amounts, (iv) pursuant to Section 5.23(c) of the Merger Agreement, Holdco and its Subsidiaries are entitled to receive funds from the CVR Escrow Account to satisfy the Agreed Contingencies, including an agreed upon portion of reasonable documented out-of-pocket costs, expenses or liabilities incurred by Holdco or any of its Subsidiaries from and after the Effective Time that reasonably relate to Agreed Contingencies (which documented costs, for the avoidance of doubt, are included in the definition of “Agreed Contingencies”), and (v) pursuant to Section 5.22(b) of the Merger Agreement, Holdco and its Subsidiaries are entitled to receive funds from the CVR Escrow Account to satisfy the Vowel Tax Refund Documented Costs (as that term is defined in the Merger Agreement), in each case, to be held by the Escrow Agent, and thereafter paid or disbursed by the Escrow Agent, in accordance with the terms hereof. The amounts deposited into the CVR Escrow Account, together with all interest, dividends or profit on or proceeds or other income earned thereon, are referred to collectively herein as the “CVR Escrow Fund”, and the amounts deposited into the Excess Employee Payment Account, together with all interest, dividends or profit on or proceeds or other income earned thereon, are referred to collectively herein the “Excess Employee Payment Fund”.

D. Pursuant to Section 5.24 of the Merger Agreement, Vowel is obligated to pay to the Escrow Agent for deposit into a separate escrow account to be established under this Agreement (the “280G Escrow Account”, and together with the CVR Escrow Account and the Excess Employee Payment Account, the “Escrow Accounts”) for the purpose of discharging certain tax gross-up obligations (the “Tax Gross-Up Obligations”) of Vowel to Surratt, the President and Chief Executive Officer of Vowel, for taxes which may become due by Surratt in connection with Section 280G of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) an amount equal to $3,000,000 (including all interest, dividends or profit on or proceeds or other income earned thereon, the “280G Escrow Fund”, and together with the Excess Employee Payment Fund and the CVR Escrow Fund, the “Escrow Funds”).

E. The parties desire to set forth the terms and conditions pursuant to which the Escrow Funds will be established, maintained and released, and such terms and conditions are set forth in this Agreement.

F. The parties further desire that the Escrow Agent shall serve, and the Escrow Agent is willing to serve, as an escrow agent pursuant to the terms and conditions set forth herein.

Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings given to such terms in the Merger Agreement. The parties hereto acknowledge that the Escrow Agent is not a party to, is not bound by, and has no duties or obligations under, the Merger Agreement, that all references in this Agreement to the Merger Agreement are for convenience, and that the Escrow Agent shall have no implied duties beyond the express duties set forth in this Agreement.

Accordingly, in consideration of the foregoing, the mutual promises and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.  Escrow Agent and Escrow Accounts.

1.1  Escrow Accounts.  The Stockholders’ Representative, Holdco and Vowel do hereby (a) consent to the establishment of the CVR Escrow Fund and the Excess Employee Payment Fund to provide a source of funds for the satisfaction of the CVR Payment Amounts (as defined in the CVR Agreement) pursuant to the CVR Agreement and (b) consent to the establishment of the 280G Escrow Fund to provide a source of funds for the satisfaction of the Tax Gross-Up Obligations.

1.2  Surratt.  Surratt hereby consents to the establishment of the 280G Escrow Fund to provide the sole source of funds for the satisfaction of the Tax Gross-Up Obligations.

1.3  Escrow Agent.  Vowel, Holdco, the Stockholders’ Representative and Surratt hereby appoint the Escrow Agent as escrow agent and the Escrow Agent desires and is willing to act and serve as escrow agent pursuant to the terms and conditions of this Agreement.

1.4  Joint Instructions.  Notwithstanding any provision herein to the contrary, the Escrow Agent shall distribute or pay any amount held in (i) the CVR Escrow Fund pursuant to any joint written instructions received by the Escrow Agent from Holdco and the Stockholders’ Representative, executed by Holdco and the Stockholders’ Representative, (ii) the Excess Employee Payment Fund pursuant to any written instructions received from Holdco and the Stockholders’ Representative, executed by Holdco and the Stockholders’ Representative, and (iii) the 280G Escrow Fund pursuant to any joint written instructions received by the Escrow Agent from Holdco and the Stockholders’ Representative and Surratt, executed by Holdco and the Stockholders’ Representative and Surratt.

2.  Investment of the Escrow Funds.

2.1  Investment.  The Escrow Agent is hereby directed to deposit, transfer, hold and invest the Escrow Funds in the “100% FDIC Insured Non-interest Bearing Deposit Account” in accordance with the investment election form delivered by the Stockholders’ Representative and Holdco to the Escrow Agent prior to the Effective Time. Each of the parties hereby acknowledges that: (i) Holdco and the Stockholders’ Representative have full power to jointly direct investments of the CVR Escrow Fund, (ii) the Stockholders’ Representative, Surratt and Holdco have full power to jointly direct investments of the 280G Escrow Fund and (iii) the investment direction in this Section 2.1 may be changed at any time and from time to time, by (x) written notice of the Stockholders’ Representative in the case of the Excess Employee Payment Fund, and (y) joint written notice of (A) Holdco and the Stockholders’ Representative in the case of the CVR Escrow Fund, and (B) the Stockholders’ Representative, Surratt and Holdco, in the case of the 280G Escrow Fund (any investments made in accordance with any of clauses (i) through (iii) above of this Section 2.1 are hereinafter referred to as “Permitted Investments”).

(a) Interest and other earnings on Permitted Investments with respect to an Escrow Fund shall be added to the Escrow Account for such Escrow Fund and shall be subject to distribution in accordance with this Agreement. Any loss or expenses incurred as a result of a Permitted Investment with respect to an Escrow Fund will be borne by the Escrow Account for such Escrow Fund.

(b) The Escrow Agent is hereby authorized to execute purchases and sales of Permitted Investments through the facilities of its own trading or capital markets operations or those of any affiliated entity.

(c) The Escrow Agent is hereby authorized and directed to sell or redeem any such investments as it deems necessary to make any payments or distributions required under this Agreement. The Escrow Agent shall have no responsibility or liability for any loss which may result from any investment or sale of investment made pursuant to this Agreement. The Escrow Agent is hereby authorized, in making or disposing of any Permitted Investment, to deal with itself (in its individual capacity) or with any one or more of its affiliates, whether it or any such affiliate is acting as agent of the Escrow Agent or for any third person or dealing as principal for its own account. The parties hereto acknowledge and agree that the Escrow Agent is not providing investment supervision, recommendations, or advice.

(d) Vowel, Holdco, the Stockholders’ Representative and Surratt acknowledge and agree that the delivery of the Escrow Funds by the Escrow Agent is subject to the sale and final settlement of Permitted Investments. Proceeds of a sale of Permitted Investments will be delivered on the Business Day on which the appropriate instructions are delivered to the Escrow Agent if received prior to the deadline for same day sale of such Permitted Investments. If such instructions are received after the applicable deadline, proceeds will be delivered on the next succeeding Business Day.

2.2  Monthly Statements from the Escrow Agent to the Parties.  The Escrow Agent shall send statements to each of the parties hereto on a monthly basis reflecting activity in each of the Escrow Accounts for the preceding month. No such statement need be rendered for an Escrow Account if no activity occurred for such month with respect to such Escrow Account.

3.  Withdrawal Procedures and Payments.

3.1  Payment of Agreed Contingencies.

(a) If at any time or from time to time, Holdco determines in good faith that it is entitled to any amounts from the CVR Escrow Fund as a result of any Agreed Contingency in accordance with Section 5.23 of the Merger Agreement, it shall give written notice (a “Agreed Contingency Payment Notice”) to the Escrow Agent and the Stockholders’ Representative of such withdrawal to be made from the CVR Escrow Fund, which notice shall include the following: (i) a calculation of the amount of the Agreed Contingency to be released from the CVR Escrow Fund, after applying the $250,000 deductible and the sharing mechanism as and to the extent set forth in Section 5.23(c) of the Merger Agreement (each, a “AC Payment Amount”); (ii) an appropriate cross-reference to Section 9.15(i) to Vowel Disclosure Schedule identifying the Agreed Contingency, (iii) a cumulative calculation showing the amounts, if any, previously expended to pay, settle or defend all Agreed Contingencies, (iv) reasonable evidence (in the form of a bill, assessment, notice, invoice, receipt or other writing) that the amount of such Agreed Contingency has been paid or is due and payable, provided that any bill, invoice, receipt or other evidence relating to fees and expenses shall contain reasonable detail regarding such fees and expenses, and (v) solely with respect to any Agreed Contingency that constitutes a

Specified Agreed Contingency, a certificate executed by Holdco’s Chief Executive Officer or Chief Financial Officer stating that Holdco and/or Vowel, as the case may be, have satisfied in full their obligations under clauses (i) and (ii) of Section 5.23(c) of the Merger Agreement with respect to the Specified Agreed Contingency.

(b) The Stockholders’ Representative may in good faith object to the amounts set forth in the Agreed Contingency Payment Notice based solely on one or more of the following grounds: (i) that the liability described in the Agreed Contingency Payment Notice is not listed on Section 9.15(i) to Vowel Disclosure Schedule, (ii) that Holdco has failed to properly calculate Vowel’s portion of the Agreed Contingency in accordance with Section 5.23(c) of the Merger Agreement, (iii) in the case of an expense incurred to defend or settle an Agreed Contingency, that such expense is not a reasonable documented out-of-pocket expense incurred after the Effective Time that reasonably relates to an Agreed Contingency listed on Section 9.15(i) to Vowel Disclosure Schedule and/or (iv) that the Agreed Contingency Payment Notice does not contain the information required by Section 3.1(a). The Stockholders’ Representative shall deliver written notice of such objection (a “AC Objection Notice”) to the Escrow Agent and Holdco within ten (10) Business Days after an Agreed Contingency Payment Notice was received by it in accordance with the terms of Sections 3.1(a) and 13 of this Agreement, which notice must set forth in reasonable detail an explanation as to why one or more of the enumerated grounds for objection set forth above is applicable and a calculation of the amount of the Agreed Contingency that it reasonably believes should apply, if any (the “AC Agreed Upon Amount”) to the extent that such amount is less than the applicable AC Payment Amount; provided, however, if the Stockholders’ Representative shall fail to timely deliver an AC Objection Notice in accordance with this sentence (which notice must include such detail as is required by this paragraph), it shall have thereupon irrevocably waived any right to object to such Agreed Contingency Payment Notice. On the date that is eleven (11) Business Days after receipt by the Escrow Agent of the Agreed Contingency Payment Notice, the Escrow Agent shall pay Holdco from the CVR Escrow Account the AC Payment Amount shown in the applicable Agreed Contingency Payment Notice unless the Escrow Agent shall have timely received an AC Objection Notice from the Stockholders’ Representative (which notice must have included such detail as is required by this paragraph), in which case, the Escrow Agent shall (x) pay Holdco from the CVR Escrow Account the AC Agreed Upon Amount, if any, shown in the applicable AC Objection Notice (if any) and (y) delay the payment of the difference between the applicable AC Payment Amount and the corresponding AC Agreed Upon Amount (such difference, which represents the amount which has been disputed by the Stockholders’ Representative pursuant to this Section 3.1(b), is herein referred as a “AC Disputed Amount”) until such AC Objection Notice has been resolved in accordance with Section 3.7 of this Agreement. The Escrow Agent will deduct payments first from principal and second on interest on any payments made from the CVR Escrow Fund.

3.2  Payment of Documented Costs.

(a) If at any time or from time to time, Holdco determines in good faith that it is entitled to any amounts from the CVR Escrow Fund as a result of any Vowel Tax Refund Documented Costs in accordance with Section 5.22(b) of the Merger Agreement it shall give written notice (a “Documented Cost Payment Notice”) to the Escrow Agent and the Stockholders’ Representative of such withdrawal to be made from the CVR Escrow Fund, which notice shall include the following: (i) a calculation of the amount of the Vowel Tax Refund Documented Costs to be released from the CVR Escrow Fund (each, a “DC Payment Amount”), and (ii) reasonable evidence (in the form of a bill, assessment, notice, a reasonably detailed invoice, receipt or other writing) that the amount of such Vowel Tax Refund Documented Costs has been paid or is due and payable, provided that any bill, invoice, receipt or other evidence relating to fees and expenses shall contain reasonable detail regarding such fees and expenses.

(b) The Stockholders’ Representative may in good faith object to the amounts set forth in the Documented Cost Payment Notice based solely on the grounds that (i) any of the Vowel Tax Refund Documented Costs is not a reasonable documented out-of-pocket cost, expense or liability incurred by Holdco or any of its Subsidiaries after the Effective Time that reasonably relates to obtaining the Vowel Tax Refunds or (ii) the Documented Cost Payment Notice does not contain the information required by Section 3.2(a). The Stockholders’ Representative shall deliver written notice of such objection (a “DC Objection Notice”) to the

Escrow Agent and Holdco within ten (10) Business Days after a Documented Cost Payment Notice was received by it in accordance with the terms of Sections 3.2(a) and 13 of this Agreement, which notice must set forth in reasonable detail an explanation as to why any such Vowel Tax Refund Documented Costs is not reasonable or otherwise applicable to the subject Vowel Tax Refund and a calculation of the amount of the Vowel Tax Refund Documented Costs that it reasonably believes should apply, if any (the “DC Agreed Upon Amount”) to the extent that such amount is less than the applicable DC Payment Amount; provided, however, if the Stockholders’ Representative shall fail to timely deliver a DC Objection Notice in accordance with this sentence (which notice must include such detail as is required by this paragraph), it shall have thereupon irrevocably waived any right to object to such Documented Cost Payment Notice. On the date that is eleven (11) Business Days after receipt by the Escrow Agent of the Documented Cost Payment Notice, the Escrow Agent shall pay Holdco from the CVR Escrow Account the DC Payment Amount shown in the applicable Documented Cost Payment Notice unless the Escrow Agent shall have timely received a DC Objection Notice from the Stockholders’ Representative, in which case, the Escrow Agent shall (x) pay Holdco from the CVR Escrow Account the DC Agreed Upon Amount, if any, shown in the applicable DC Objection Notice and (y) delay the payment of the difference between the applicable DC Payment Amount and the corresponding DC Agreed Upon Amount (such difference, which represents the amount which has been disputed by the Stockholders’ Representative pursuant to this Section 3.2(b), is herein referred as a “DC Disputed Amount”) until such DC Objection Notice has been resolved in accordance with Section 3.7 of this Agreement. The Escrow Agent will deduct payments first from principal and second on interest on any payments made from the CVR Escrow Fund.

3.3  Withdrawal of Amounts from the 280G Escrow Fund.

(a) If, at any time or from time to time prior to October 15, 2013 (the “280G Termination Date”), Surratt has delivered to the Escrow Agent and Holdco a written notice, duly notarized, from Surratt substantially in the form of Exhibit A attached hereto (the “280G Payment Notice”) it shall, within five (5) Business Days after receipt of such notice, pay to Surratt the amount set forth in the 280G Payment Notice by wire transfer of immediately available funds to the account set forth on the 280G Payment Notice. The 280G Payment Notice will include the name of the bank to which such payments shall be made, account name at the bank, account number at the bank to which such payments shall be made, ABA routing number of the bank and any further credit instructions for payment to the account. For the avoidance of doubt, if Surratt has timely executed and delivered the 280G Payment Notice in the form of Exhibit A (without substantive modification thereto and without any modification to Section 4 thereof), no party shall have the right to dispute or contest the payment to Surratt in accordance with this Section 3.3; provided, however, if Surratt substantively modifies the 280G Payment Notice or makes any modification to Section 4 thereof, then, Holdco shall be entitled to deliver a written notice to Surratt and the Escrow Agent objecting thereto within ten (10) Business Days after receipt of the 280G Payment Notice (such objection notice being referred to as the “Holdco 280G Objection Notice”), and the Escrow Agent shall delay funding such 280G Payment Notice until the sooner of (x) Surratt rescinds the modified notice and re-submits a new 280G Payment Notice, within ten (10) Business Days after receipt of the Holdco 280G Objection Notice, without such modifications, or (y) Surratt and Holdco deliver a written payment instruction executed by both of them to the Escrow Agent, within ten (10) Business Days after receipt of the Holdco 280G Objection Notice, directing the funding of such 280G Payment Notice.

(b) If and to the to the extent that: (i) on the 280G Termination Date, any amounts remain in the 280G Escrow Account and Surratt has not timely delivered a 280G Payment Notice (in accordance with and subject to the last sentence in Section 3.3(a) including its proviso) with respect to such then remaining escrow funds, or (ii) at any time on or prior to the 280G Termination Date, Surratt delivers a written, notarized, confirmation to the Escrow Agent that he is the beneficiary of an insurance policy with respect to any potential liability which may be incurred by him in connection with the Tax Gross-Up Obligations (the “280G Insurance Policy Notice”), then, in the absence of the receipt by the Escrow Agent of a Holdco 280G Payment Notice (as hereinafter defined), the Escrow Agent shall on the eleventh (11th) Business Day after (x) the 280G Termination Date or (y) the date it received the 280G Insurance Policy Notice, as the case may be, pay to the Rights Agent, in immediately available funds, all of the 280G Escrow Fund then remaining in the 280G

Escrow Account less the amount of the payment to be made pursuant to any then unpaid 280G Payment Notice in accordance with Section 3.3(a) (such net amount, the “280G Escrow Fund Balance”).

(c) If there exists both a 280G Excess Amount as of the Closing and a 280G Escrow Fund Balance on the 280G Termination Date or the date Holdco received the 280G Insurance Policy Notice, as the case may be, Holdco shall give written notice (the “Holdco 280G Payment Notice”) to the Escrow Agent and the Stockholders’ Representative within ten (10) Business Days after such date, setting forth (i) the 280G Excess Amount and (ii) directing the Escrow Agent to pay to (A) Holdco an amount equal to the lesser of the 280G Excess Amount and the 280G Escrow Fund Balance (such amount, the “Holdco 280G Payment Amount”), and (B) the Rights Agent the amount, if any, of the 280G Escrow Fund Balance (including all interest, dividends or profit on or proceeds or other income earned thereon) after giving effect to the payment of the 280G Excess Amount (the amount to be paid to the Right Agents pursuant to Section 3.3(b) or this Section 3.3(c), as the case may be, the “280G Returned Amount”), and the Stockholders’ Representative shall have the right, within ten (10) Business Days after receipt of the Holdco 280G Payment Notice, to object to the calculations set forth in the Holdco 280G Payment Notice, by written notice delivered to the Escrow Agent and Holdco, solely on account of a mathematical error. On the date that is eleven (11) Business Days after receipt by the Escrow Agent of the Holdco 280G Payment Notice, unless the Escrow Agent has received an objection notice from the Stockholders’ Representative in accordance with the preceding sentence, the Escrow Agent shall pay (x) Holdco from the 280G Escrow Fund the Holdco 280G Payment Amount, and (y) to the extent any amounts remain in the 280G Escrow Account after the making of the Holdco 280G Payment Amount, the Rights Agent from the 280G Escrow Fund the entire amount remaining in the 280G Escrow Account including all interest, dividends or profit on or proceeds or other income earned thereon. Notwithstanding anything to contrary set forth in this Section 3.3(c), if Holdco fails to deliver the Holdco 280G Payment Notice within the time period contemplated above in this paragraph, then the Stockholders’ Representative shall have the right, but not the obligation, to deliver such Holdco 280G Payment Notice, whereupon Holdco shall have the same objection rights as are contemplated in this paragraph for the Stockholders’ Representative.

(d) The Escrow Agent will deduct payments made pursuant to this Section 3.3 first from principal and second on interest on any payments made from the 280G Escrow Fund.

(e) By executing and delivering this Agreement, Surratt hereby acknowledges and agrees, that in consideration for the deposit by Vowel with the Escrow Agent into the 280G Escrow Account of the sum of $3,000,000 pursuant to Section 5.24 of the Merger Agreement, he hereby releases and forever discharges Holdco, Vowel, each of their respective subsidiaries and affiliates, and each of the foregoing’s respective successors, assigns, officers, directors, shareowners, members, managers, agents and employees (collectively, the “Released Parties”), of and from any and all liabilities, debts, obligations, promises, covenants, agreements, contracts, controversies, suits, actions, causes of action, judgments, executions, damages, claims or demands in law or in equity, known or unknown, liquidated or contingent, material or immaterial, from the beginning of time to the present relating to the Tax Gross-Up Obligations (each, a “Claim”), which Surratt, his heirs, successors, personal representatives, estate or devisees has or may have against the Released Parties, or any of them, including those Claims relating to the Tax Gross-Up Obligations that Surratt is unaware of. Surratt hereby represents and warrants that the deposit of the foregoing sum satisfies in full all of Holdco’s and Vowel’s and each of their respective Subsidiaries obligations with respect to any claim he may have against any of them solely relating to Sections 4999 and 280G of the Code.

3.4  Working Capital Adjustment.

(a) If, in accordance with the terms and conditions of Section 5.27 of the Merger Agreement, Holdco becomes entitled to receive a Working Capital Adjustment, Holdco shall have the right at any time to give written notice (the “WC Payment Notice”) to the Escrow Agent and the Stockholders’ Representative of such withdrawal to be made from the CVR Escrow Fund, which notice shall set forth the amount of the Working Capital Adjustment to be withdrawn from the CVR Escrow Fund (the “WC Payment Amount”) and, with respect to any amounts contemplated in clause (z) of the definition of Working Capital Adjustment (such amounts, “WC Costs”), to the extent not expressly set forth in the Working Capital Award, reasonable evidence (in the form of a bill, assessment, notice, invoice, receipt or other writing) that the amount of such fees or expenses has been paid or is due and payable, provided that any bill, invoice, receipt or other evidence relating to fees and expenses shall contain reasonable detail regarding such fees and expenses.

(b) The Stockholders’ Representative may in good faith object to the amounts described in clause (y) of the definition of Working Capital Adjustment set forth in the WC Payment Notice based solely on one or more of the following grounds: (i) the Working Capital Dispute has not been resolved in accordance with the terms and conditions of the Merger Agreement, (ii) the amount set forth in the WC Payment Notice does not equal the amount of the payment to be paid pursuant to a Working Capital Adjustment as determined in accordance with the terms of the Merger Agreement or (iii) solely with respect to WC Costs to the extent such WC Costs are not expressly set forth in the Working Capital Award, the WC Payment Notice does not contain the information required by Section 3.4(a).  The Stockholders’ Representative shall deliver written notice of such objection (the “WC Objection Notice”) to the Escrow Agent and Holdco within ten (10) Business Days after a WC Payment Notice was received by it in accordance with the terms of Sections 3.4(a) and 13 of this Agreement, which notice must set forth the grounds for such objection and, to the extent that such objection is to the calculation of the WC Payment Amount, a calculation of the amount of the Working Capital Adjustment it reasonably believes should be withdrawn from the CVR Escrow Fund, if any (the “WC Agreed Upon Amount”), to the extent that such amount is less than the WC Payment Amount; provided, however, if the Stockholders’ Representative shall fail to timely deliver a WC Objection Notice in accordance with this sentence, it shall have thereupon irrevocably waived any right to object to the WC Payment Notice. On the date that is eleven (11) Business Days after the receipt by the Escrow Agent of the WC Payment Notice, the Escrow Agent shall pay Holdco from the CVR Escrow Account the WC Payment Amount shown in the WC Payment Notice unless the Escrow Agent shall have timely received the WC Objection Notice from the Stockholders’ Representative, in which case, the Escrow Agent shall (x) pay Holdco from the CVR Escrow Account the WC Agreed Upon Amount, if any, shown in the WC Objection Notice and (y) delay the payment of the difference between the applicable WC Payment Amount and the WC Agreed Upon Amount (such difference, which represents the amount which has been disputed by the Stockholders’ Representative pursuant to this Section 3.4(b), is herein referred as the “WC Disputed Amount”) until the WC Objection Notice has been resolved in accordance with Section 3.7 of this Agreement. The Escrow Agent will deduct payments first from principal and second on interest on any payments made from the CVR Escrow Fund.

3.5  Withdrawals by Stockholders’ Representative.

(a) At any time and from time to time as it deems appropriate, the Stockholders’ Representative may provide written notice (“Expense Notice”) to Holdco and the Escrow Agent that it desires to withdraw funds from the CVR Escrow Fund and/or the Excess Employee Payment Fund for the purpose of paying reasonable compensation to, or any reasonable out-of-pocket fees or expenses of, the Stockholders’ Representative pursuant Article VIII of the Merger Agreement, as well as the reasonable fees and expenses of any attorneys, agents or other third parties engaged by the Stockholders’ Representative in connection with the performance of its duties or exercise of its rights hereunder, under the Merger Agreement or any other Transaction Document (in each case, as contemplated by Article VIII of the Merger Agreement).

(b) Each Expense Notice shall contain (i) a detailed description of the purpose and amount of such withdrawal (each, an “Expense Payment Amount”), together with reasonable evidence (in the form of a bill, assessment, notice, invoice, receipt or other writing) that the amount of such fees or expenses has been paid or is due and payable, provided that any bill, invoice, receipt or other evidence relating to fees and expenses shall contain reasonable detail regarding such fees and expenses, and (ii) reasonable evidence that such out-of-pocket costs or expenses were incurred by Stockholders’ Representative in accordance with Article VIII of the Merger Agreement or in connection with the performance of its duties or exercise of its rights hereunder, under the Merger Agreement or any other Transaction Document (in each case, as contemplated by Article VIII of the Merger Agreement). Within five (5) Business Days after receipt of such Expense Notice, the Escrow Agent, without any approval, direction or other action of Holdco or Vowel, shall remit the amounts set forth in the Expense Notice to the Stockholders’ Representative by wire transfer of immediately available funds from the CVR Escrow Fund or the Excess Employee Payment Fund. The Expense Notice will include the name of the bank to which such payments shall be made, account name at the bank, account number at the bank to which such payments shall be made, ABA routing number of the bank and any further credit instructions for payment to the account. The Escrow Agent will deduct payments first from principal and second on interest on any payments made from the CVR Escrow Fund and/or the Excess Employee Payment Funds, as applicable.

3.6  CVR Payments

(a)  First CVR Payment.   Within ten (10) Business Days after the First CVR Payment Event Date, Holdco shall give written notice to the Escrow Agent and the Stockholders’ Representative calculating in reasonable detail the First CVR Payment Amount (the “First CVR Payment Notice”). On or prior to the second Business Day following receipt of the First CVR Payment Notice, the Escrow Agent shall pay the Rights Agent from the CVR Escrow Account the First CVR Payment Amount shown in the First CVR Payment Notice, including all interest, dividends or profit on or proceeds or other income earned thereon. If the Stockholders’ Representative shall object to the calculation of the First CVR Payment Amount or any elements of such First CVR Payment Amount set forth in the First CVR Payment Notice (x) on account of mathematical error, (y) on account of a failure to include any Vowel Tax Refunds or the applicable portion of Vowel Shared Tax Offset Amounts received by Vowel or its Subsidiaries after the Effective Time and on or before the First CVR Payment Event Date, or (z) on the grounds that any Recoupment Amount included in the First CVR Payment Notice either has been paid or no notice for such Recoupment Amount has been delivered under this Section 3, or on any other grounds that would be permissible under Sections 3.1, 3.2, 3.3 or 3.4, as applicable, then the Stockholders’ Representative shall deliver a reasonably detailed written notice of such objection (the “First CVR Objection Notice”) to the Escrow Agent and Holdco within twenty (20) Business Days after the First CVR Payment Notice was received by it in accordance with the terms of this Section 3.6(a) and Section 13 of this Agreement, which notice must set forth a calculation of the additional amount that it reasonably believes should be paid to the Rights Agent (the “First CVR Disputed Amount”); provided, however, if the Stockholders’ Representative shall fail to timely deliver the First CVR Objection Notice in accordance with this sentence (which notice must include such detail as is required by this paragraph), it shall have thereupon irrevocably waived any right to object to such First CVR Payment Notice. If any portion of the First CVR Disputed Amount is determined to be payable as a result of the dispute resolution procedure in Section 3.7 of this Agreement, then such amount shall be paid to the Rights Agent within five (5) Business Days after resolution of the dispute, unless the Stockholders Representative (in its sole and absolute discretion) has previously elected by written notice to the Escrow Agent to defer such payment until the Second CVR Payment Event Date. Notwithstanding anything to contrary set forth in this Section 3.6(a), to the extent that Holdco fails to deliver the First CVR Payment Notice by the 10th Business Day after the First CVR Payment Event Date, then the Stockholders’ Representative shall have the right at any time after such 10th Business Day, but not the obligation, to deliver such First CVR Payment Notice, whereupon Holdco shall have the right to deliver the First CVR Objection Notice within twenty (20) Business Days after the First CVR Payment Notice was received by it in accordance with the terms of this Section 3.6(a) and Section 13 of this Agreement. The First CVR Payment Notice will include the name of the bank to which such payments shall be made, account name at the bank, account number at the bank to which such payments shall be made, ABA routing number of the bank and any further credit instructions for payment to the account. The Escrow Agent will deduct payments first from principal and second on interest on any payments made from the CVR Escrow Fund.

(b)  Second CVR Payment.  Within ten (10) Business Days after the Second CVR Payment Event Date, Holdco shall give written notice to the Escrow Agent and the Stockholders’ Representative calculating in reasonable detail the Second CVR Payment Amount (the “Second CVR Payment Notice”, and together with each Agreed Contingency Payment Notice, each Documented Cost Payment Notice, the 280G Payment Notice, the Holdco 280G Payment Notice, the WC Payment Notice, each Expense Notice and the First CVR Payment Notice, the “Payment Notices”, and each a “Payment Notice”). On or prior to the second Business Day after receipt of the Second CVR Payment Notice, the Escrow Agent shall pay the Rights Agent from the CVR Escrow Account the Second CVR Payment Amount shown in the Second CVR Payment Notice, plus all interest, dividends or profit on or proceeds or other income earned thereon. If the Stockholders’ Representative shall object to the calculation of the Second CVR Payment Amount set forth in the Second CVR Payment Notice (x) on account of mathematical error, (y) on account of a failure to include any Vowel Tax Refunds or the applicable portion of Vowel Shared Tax Offset Amounts received by Vowel or its Subsidiaries after the Effective Time and on or before the Second CVR Payment Event Date, or (z) on the grounds that any Recoupment Amount included in the Second CVR Payment Notice either has been paid or no notice for such Recoupment Amount has been delivered under this Section 3, or on any other grounds that would be permissible under Sections 3.1, 3.2, 3.3 or 3.4, as applicable, then the Stockholders’ Representative shall deliver a reasonably detailed written notice of such objection (the “Second CVR Objection Notice”, and together with each AC Objection Notice, each DC Objection Notice, the WC Objection Notice and the First CVR Objection Notice, the “Objection Notices”, and each an “Objection Notice”) to the Escrow Agent and Holdco within twenty (20) Business Days after the Second CVR Payment Notice was received by it in accordance with the terms of this Section 3.6(b) and Section 13 of this Agreement, which notice must set forth a calculation of the additional amount that it reasonably believes should be paid to the Rights Agent (the “Second CVR Disputed Amount”); provided, however, if the Stockholders’ Representative shall fail to timely deliver the Second CVR Objection Notice in accordance with this sentence (which notice must include such detail as is required by this paragraph), it shall have thereupon irrevocably waived any right to object to such Second CVR Payment Notice. If any portion of the Second CVR Disputed Amount is determined to be payable as a result of the dispute resolution procedure in Section 3.7 of this Agreement, then such amount shall be paid to the Rights Agent within five (5) Business Days after resolution of the dispute. Notwithstanding anything to contrary set forth in this Section 3.6(b), to the extent that Holdco fails to deliver the Second CVR Payment Notice by the 10th Business Day after the Second CVR Payment Event Date, then the Stockholders’ Representative shall have the right at any time after such 10th Business Day, but not the obligation, to deliver such Second CVR Payment Notice, whereupon Holdco shall have the right to deliver the Second CVR Objection Notice within twenty (20) Business Days after the Second CVR Payment Notice was received by it in accordance with the terms of this Section 3.6(b) and Section 13 of this Agreement. The Second CVR Payment Notice will include the name of the bank to which such payments shall be made, account name at the bank, account number at the bank to which such payments shall be made, ABA routing number of the bank and any further credit instructions for payment to the account. The Escrow Agent will deduct payments first from principal and second on interest on any payments made from the CVR Escrow Fund.

(c)  Subsequent CVR Payment.  If any funds remain in the CVR Escrow Account after the payments, if any, made from the CVR Escrow Fund pursuant to Section 3.6(b), then, to the extent such funds are subject to an Objection Notice, they shall remain in the CVR Escrow Account until such Objection Notice(s) is/are resolved in accordance with Section 3.7 of this Agreement. Upon resolution of the last such Objection Notice(s) in accordance with this Agreement, all such funds then remaining in the CVR Escrow Account shall promptly be paid either to the Rights Agent for further payment pursuant to the CVR Agreement in accordance with such resolution (if any, the “Subsequent CVR Payment Amount”) or to Holdco, as the case may be. Any payment notice given in connection with directing any such further payment will include the name of each bank to which such payments shall be made, account name at such bank, account number at the bank to which such payments shall be made, ABA routing number of such bank and any further credit instructions for payment to such account.

(d) Treatment of Excess Employee Payment Fund.  Holdco and the Stockholders’ Representative hereby acknowledge and agree that the Excess Employee Payment Fund has been included in the calculation of the First CVR Payment Amount and the Second CVR Payment Amount solely for purposes of convenience and shall not be deemed as part of the CVR Escrow Fund. If, at any time or from time to time after the date hereof and prior to the full distribution of the Excess Employee Payment Fund, the Stockholders’ Representative (in its sole and absolute discretion) desires to direct all or any portion of the Excess Employee Payment Fund to the Rights Agent for payment to the holders of the CVRs, Holdco shall promptly execute a joint direction letter to the Escrow Agent with respect to such payment and shall not have any right to object to such payment.

3.7  Resolutions of Disputes.

(a) If the Stockholders’ Representative (or Holdco pursuant to Section 3.6, as the case may be) shall have timely delivered an Objection Notice in accordance with the terms of this Agreement, then Holdco and the Stockholders’ Representative shall attempt to resolve the dispute subject to such Objection Notice as promptly as possible. If Holdco and the Stockholders’ Representative resolve such dispute, they shall deliver to the Escrow Agent a joint written notice (a “Settlement Notice”) to that effect signed by a duly authorized representative of each of Holdco and the Stockholders’ Representative. Such Settlement Notice shall direct the Escrow Agent to pay from the CVR Escrow Fund to Holdco, the CVR Agent or retain the amount in the CVR Escrow Account, if any, agreed to by both Holdco and the Stockholders’ Representative in settlement of such dispute. If Holdco and the Stockholders’ Representative fail to resolve such dispute within thirty (30) calendar days after receipt by Holdco (or the Stockholders’ Representative pursuant to Section 3.6, as the case may be) of the Objection Notice corresponding to such dispute, either party may at any time thereafter commence an arbitration in order to finally resolve such dispute.

(b) If Holdco or the Stockholders’ Representative commences arbitration pursuant to Section 3.7(a), such dispute shall be resolved by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules, and judgment on the Award (as defined below) rendered by the arbitrators may be entered in any court having jurisdiction thereof. The number of arbitrators shall be three. The arbitrators must be independent of each party, meaning that neither they nor their current or past firm may have represented any party within the five (5) years preceding their appointment. The arbitrators shall be lawyers or retired judges. Within fifteen (15) days after the commencement of arbitration, each of Holdco and the Stockholders’ Representative shall select one person to act as arbitrator, and the two selected shall select a third arbitrator within fifteen (15) days of their appointment. If the arbitrators selected by Holdco and the Stockholders’ Representative are unable or fail to agree upon the third arbitrator, the third arbitrator shall be selected by the American Arbitration Association.

(c) The arbitrators shall only have the power to construe this Agreement, the applicable provisions of the Merger Agreement, the applicable provisions of the CVR Agreement and applicable Law, solely for the purpose of determining whether and to whom payments are due in accordance with this Agreement. The place of the arbitration shall be New York, New York. The arbitrators shall: (a) commence the arbitration proceedings within ten (10) calendar days after the three arbitrators have been appointed, and conduct any hearings as they shall reasonably determine, (b) require such oral and written submissions as they reasonably determine; and (c) order a party to produce business records or other documentation reasonably related to the given dispute that are within such party’s possession and control as they reasonably determine. The arbitrators must issue their written opinion within ninety (90) days of the commencement of the arbitration proceeding (the “Award”), which Award shall specifically direct the Escrow Agent as to the payment of the amount in dispute, and contain an assessment of the fees and costs of such arbitration (consisting of the arbitrators’ reasonable fees and expenses, any amounts payable to the American Arbitration Association, and each party’s reasonable documented out-of-pocket attorneys fees and expenses incurred in connection with such arbitration) against the losing party.

(d) Except as may be required by Law, neither a party nor an arbitrator may disclose the existence, content or results of any arbitration hereunder without the prior written consent of Holdco and the Stockholders’ Representative, except that either party may deliver a copy of the Award to the Escrow Agent. If the Award assesses fees and expenses against Holdco in accordance with Section 3.7(c), then Holdco shall promptly pay an amount equal to such fees and expenses to the Escrow Agent for deposit into the CVR Escrow Account and such amount shall be added to the amount then payable from the CVR Escrow Fund to the Rights Agent for distribution under the CVR Agreement. If the Award assesses fees and expenses against the Stockholders’ Representative in accordance with Section 3.7(c), then the Escrow Agent shall promptly pay to Holdco from the CVR Escrow Fund, such fees and expenses. Except as provided in the immediately preceding sentence, upon receipt of the Award, the Escrow Agent shall promptly distribute funds from or retain funds in, as the case may be, the CVR Escrow Fund in accordance with the Award, including all interest, dividends or profit on or proceeds or other income earned thereon, less any fees and expenses paid pursuant to the immediately preceding sentence.

3.8  Certain Tax Matters.

(a) The parties hereto hereby acknowledge and agree that, for tax reporting with respect to federal, state and local taxes based on income, Holdco will be treated as the owner of each Escrow Fund and will report all income, gain, loss, credit or deduction, if any, that is earned on, or derived from or attributable to, any investment made from each such Escrow Fund as its income, gain, loss, credit or deduction, in the taxable year or years in which such income tax item is properly includible and pay any taxes attributable thereto, and as of the end of each calendar year and, to the extent required by the U.S. Internal Revenue Service (the “IRS”), such income shall be reported as having been earned by Holdco whether or not such income was disbursed during such calendar year. Holdco will provide the Escrow Agent with an IRS Form W-9 concurrently with its execution and delivery of this Agreement to comply with the Escrow Agent’s legal compliance obligations. The parties hereto understand that if such tax reporting documentation is not provided and certified to the Escrow Agent, the Escrow Agent may be required by the Code and the rules and regulations of the IRS promulgated thereunder, to withhold a portion of any interest or other income earned on the investment of the Escrow Funds.

(b) Holdco shall be responsible for paying taxes (including any penalties and interest thereon) on all interest and other income earned on any Escrow Fund pursuant to this Agreement and for filing all necessary tax returns with respect to such income. None of Vowel, the Stockholders’ Representative, the holders of the CVRs (collectively, the “Holders”) or the Escrow Agent shall have any obligation to file or prepare any tax returns or prepare any other reports for any taxing authorities concerning matters covered by this Agreement with respect to income earned on any Escrow Fund. The Escrow Agent shall have no responsibility to provide tax forms relating to taxable transactions for claimants or closing payees.

(c) To the extent that the Escrow Agent becomes liable for the payment of any taxes in respect of income derived from the investment of any portion of the funds in an Escrow Fund, the Escrow Agent shall satisfy such liability to the extent possible from such Escrow Fund. The parties hereto hereby agree, severally and not jointly, to indemnify, defend and hold the Escrow Agent harmless from and against any tax, late payment, interest, penalty or other cost or expense that may be assessed against the Escrow Agent on or with respect to the Escrow Funds and the investment thereof unless such tax, late payment, interest, penalty or other expense was directly caused by the gross negligence or willful misconduct of the Escrow Agent. The indemnification provided by this Section 3.8(c) is in addition to the indemnification provided in Section 5.3 and shall survive the resignation or removal of the Escrow Agent and the termination of this Agreement.

(d) The Escrow Agent shall not be considered the payor with respect to payments made on Holdco’s, the Stockholders’ Representative’s, the Holders’ or Surratt’s behalf and pursuant to any Payment Notices, notice of an Award or similar disbursement or payment instructions. The Escrow Agent shall not be considered the payor with respect to payments made on Holdco’s, the Stockholders’ Representative’s, the Holders’ or Surratt’s behalf to non-resident aliens and, accordingly, is not the “withholding agent” for purposes of the payments as that term is defined under the rules and regulations of the IRS. The Escrow Agent has no direct knowledge of the recipients of the payments and is not in a position to characterize the nature of the payments made to recipients for tax purposes.

4.  Termination of Agreement.  This Agreement shall become effective on the date hereof and its term (the “Term”) shall continue until and terminate upon the full distribution of all Escrow Funds pursuant to Section 3 hereof.

5.  Escrow Agent; Fees; Miscellaneous Matters Concerning Escrow Agent.

5.1  The Escrow Agent shall be entitled to an administration fee of $2,500 and reimbursement of its reasonable customary and documented out-of-pocket expenses including, but not by way of limitation, the reasonable fees and costs of attorneys or agents which it may find necessary to engage in the performance of its duties hereunder, all to be paid one half by Holdco and one half from CVR Escrow Fund, and the Escrow Agent shall have, and is hereby granted, a prior lien upon any property, cash, or assets of the Escrow Funds, as the case may be, with respect to its unpaid fees and nonreimbursed expenses, superior to the interests of any other persons or entities. Except as expressly provided in the immediately preceding sentence, the Escrow Agent does not have any interest in the Escrow Funds deposited hereunder but is serving as escrow holder only and having only possession thereof.

5.2  The Escrow Agent agrees to hold and safeguard the Escrow Funds and to perform its duties in accordance with the terms and provisions of this Agreement. Holdco, the Stockholders’ Representative and Surratt agree that the Escrow Agent does not assume any responsibility for the failure of Holdco, the Stockholders’ Representative or Surratt to perform any of their respective obligations in accordance with this Agreement, the Merger Agreement or any other agreement. The acceptance by the Escrow Agent of its responsibilities hereunder is subject to the following terms and conditions, which the parties hereto agree shall govern and control with respect to the Escrow Agent’s rights, duties, liabilities and immunities:

(a) The Escrow Agent shall be protected in acting upon any written notice, consent, receipt or other paper or document furnished to it, not only as to its due execution and validity and effectiveness of its provisions but also as to the truth and accuracy of any information therein contained, which the Escrow Agent believes to be genuine and what it purports to be. Should it be necessary for the Escrow Agent to act upon any instructions, directions, documents or instruments issued or signed by or on behalf of any corporation, fiduciary, or individual acting on behalf of another party hereto, which the Escrow Agent in believes to be genuine, it shall not be necessary for the Escrow Agent to inquire into such corporation’s, fiduciary’s or individual’s authority. The Escrow Agent is also relieved from the necessity of satisfying itself as to the authority of the persons executing this Agreement in a representative capacity.

(b) The Escrow Agent shall not be liable for any error of judgment or for any act done or step taken or omitted, or for any mistake of fact or law, or for anything which it may do or refrain from doing in connection herewith, except for its own gross negligence, recklessness or willful misconduct.

(c) The Escrow Agent may consult with, and obtain advice from, legal counsel in the event of any question as to any of the provisions hereof or the duties hereunder, and it shall incur no liability and shall be deemed to be acting in accordance with the opinion and instructions of such counsel. The reasonable costs of such counsel’s services shall be paid to the Escrow Agent in accordance with Section 5.1 above and clause (f) of this Section 5.2. The Escrow Agent may perform any and all of its duties through its agents, representatives, attorneys, custodians, and/or nominees.

(d) The Escrow Agent shall have no duties except those which are expressly set forth herein, and it shall not be bound by the Merger Agreement, the CVR Agreement or any agreement of the other parties hereto (whether or not it has any knowledge thereof) or by any notice of a claim, or demand with respect thereto, or any waiver, modification, amendment, termination or rescission of this Agreement, until received and acknowledged by an officer in its Shareowner Services department in writing. The Escrow Agent shall have only those duties as are expressly provided herein, which shall be deemed purely ministerial in nature, and shall under no circumstance be deemed a fiduciary for any of the parties to this Agreement. The Escrow Agent shall neither be responsible for, nor chargeable with, knowledge of the terms and conditions of any other agreement, instrument or document between the other parties hereto, in connection herewith, including without limitation the Merger Agreement or the CVR Agreement. This Agreement sets forth all matters pertinent to the escrow contemplated hereunder, and no additional obligations of the Escrow Agent shall be inferred from the terms of this Agreement or any other agreement. IN NO EVENT SHALL THE ESCROW AGENT BE LIABLE, DIRECTLY OR INDIRECTLY, FOR ANY (i) DAMAGES OR EXPENSES ARISING OUT OF THE SERVICES PROVIDED HEREUNDER, OTHER THAN DAMAGES WHICH RESULT FROM THE ESCROW AGENT’S FAILURE TO ACT IN ACCORDANCE WITH THE STANDARDS SET FORTH IN THIS AGREEMENT, OR (ii) SPECIAL, INDIRECT OR CONSEQUENTIAL LOSSES OR DAMAGES, EVEN IF THE ESCROW AGENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH LOSSES OR DAMAGES.

(e) In the event that any Escrow Account property shall be attached, garnished, or levied upon by any court order, or the delivery thereof shall be stayed or enjoined by an order of a court, or any order, judgment or decree shall be made or entered by any court order affecting the property deposited under this Agreement, or any part thereof, the Escrow Agent is hereby expressly authorized, in its sole discretion, to obey and comply with all writs, orders or decrees so entered or issued, which it is advised by legal counsel of its own choosing is binding upon it, and in the event that the Escrow Agent obeys or complies with any such writ, order, judgment or decree it shall not be liable to any of the parties hereto or to any other Person by reason of such compliance notwithstanding such writ, order, judgment or decree be subsequently reversed, modified, annulled, set aside or vacated.

(f) If the Escrow Agent becomes involved in litigation on account of this Agreement, it shall have the right to retain counsel and shall be entitled to reimbursement for all reasonable documented costs and expenses related thereto as provided in Sections 6.1 and 6.3(c) hereof; provided, however, that the Escrow Agent shall not be entitled to any such reimbursement to the extent such litigation ultimately determines that the Escrow Agent acted with gross negligence or willful misconduct.

(g) In the event that conflicting demands are made upon the Escrow Agent for any situation not addressed or addressed in this Agreement, the Escrow Agent may withhold performance of the terms of this Agreement until such time as said conflicting demands shall have been withdrawn or the rights of the respective parties shall have been settled by court adjudication, arbitration, joint order or otherwise.

(h) Any corporation or association into which the Escrow Agent may be converted or merged, or with which it may be consolidated, or to which it may sell or transfer its corporate trust business and assets as a whole or substantially as a whole, or any corporation or association resulting from any such conversion, sale, merger, consolidation or transfer to which it is a party, so long as such successor has capital and surplus of at least $5,000,000,000, shall be and become the successor Escrow Agent hereunder and vested with all of the title to the whole property or trust estate and all of the trusts, powers, immunities, privileges, protections and all other matters as was its predecessor, without the execution or filing of any instrument or any further act, deed or conveyance on the part of any of the parties hereto, anything herein to the contrary notwithstanding.

(i) The Escrow Agent shall not be liable for any action taken or not taken by it in accordance with the direction or consent of the parties or their respective agents, representatives, successors, or assigns. The Escrow Agent shall not be liable for acting or refraining from acting upon any notice, request, consent, direction, requisition, certificate, order, affidavit, letter, or other paper or document believed by it to be genuine and correct and to have been signed or sent by the proper person or persons, without further inquiry into the person’s or persons’ authority. Concurrently with the execution of this Agreement, the parties hereto shall deliver to the Escrow Agent authorized signers’ forms in the form of Exhibits B-1, B-2 and B-3 to this Agreement.

(j) The permissive rights of the Escrow Agent to do things enumerated in this Agreement shall not be construed as duties.

(k) No provision of this Agreement shall require the Escrow Agent to risk or advance its own funds or otherwise incur any financial liability or potential financial liability in the performance of its duties or the exercise of its rights under this Agreement.

(l) This Agreement is subject to the parties of this Agreement passing all necessary background, compliance and other required or best practice internal and/or mandated compliance measures. The Escrow Agent reserves the right to terminate this Agreement if findings in a compliance related background check or other source determine a reasonable cause eliminating opportunity to continue relation and Escrow Agreement.

5.3  Holdco, Vowel, the Stockholders’ Representative (solely to the extent of the CVR Escrow Fund and the Excess Employee Payment Fund) and Surratt (solely to the extent of the 280G Escrow Fund) hereby agree, severally and not jointly, to indemnify the Escrow Agent for and to hold it harmless against any loss, liability or expense incurred without gross negligence, recklessness, willful misconduct on the part of the Escrow Agent arising out of or in connection with its performance under this Agreement. The obligations of Holdco, the Stockholders’ Representative and Surratt set forth in this Section 5.3 shall survive the termination or assignment of this Agreement and the resignation or removal of the Escrow Agent.

5.4  Any tax returns required to be prepared and filed will be prepared and filed by the party which is reported to have received such income with the IRS in all years income is earned, whether or not income is received or distributed in any particular tax year (which party, in accordance with Section 3.8, shall be

Holdco), and the Escrow Agent shall have no responsibility for the preparation and/or filing of any tax return with respect to any income earned by the Escrow Funds. Any taxes payable on income earned from the investment of the Escrow Funds shall be paid by the party which is reported to have received such income, whether or not the income was distributed by the Escrow Agent during any particular year (which party, in accordance with Section 3.8, shall be Holdco). The Escrow Agent shall have no obligation to pay any taxes or estimated taxes. After the Escrow Funds and the income earned thereon have been distributed by the Escrow Agent, Holdco, the Stockholders’ Representative and Surratt agree to cooperate and to file any amended reports which may be necessary in order to correct any filings with the IRS which reported income as having been earned by a party which did not actually receive such income.

5.5  Notwithstanding any provision herein to the contrary, the parties agree that the Escrow Agent may interplead, should any controversy arise involving the parties hereto or any of them or any other Person with respect to this Agreement or the Escrow Funds, or should a substitute escrow agent fail to be designated as provided herein, or if the Escrow Agent should be in doubt as to what action to take, the Escrow Agent shall have the right, but not the obligation, either to (a) withhold delivery of the applicable Escrow Funds until the controversy is resolved, the conflicting demands are withdrawn or its doubt is resolved or (b) institute a petition for interpleader in any court of competent jurisdiction to determine the rights of the parties hereto. In the event the Escrow Agent is a party to any dispute, the Escrow Agent shall have the additional right to refer such controversy to binding arbitration. Should a petition for interpleader be instituted, or should the Escrow Agent be threatened with litigation or become involved in litigation or binding arbitration in any manner whatsoever in connection with this Agreement or any of the Escrow Funds, Holdco, Vowel and the Stockholders’ Representative (solely to the extent of the CVR Escrow Funds and the Excess Employee Payment Fund) each hereby agree to reimburse the Escrow Agent for one-half (1/2) of its reasonable attorneys’ fees and any and all other expenses, losses, costs and damages incurred by the Escrow Agent in connection with or resulting from such threatened or actual litigation or arbitration prior to any disbursement hereunder any adverse claim or demand in the courts of the State of New York and the United States District Court located in New York County, New York and the parties agree to the jurisdiction of said Courts over their persons as well as the Escrow Funds.

5.6  The Escrow Agent agrees that Holdco, Vowel, the Stockholders’ Representative and, to the extent the 280G Escrow Fund has been established and funds remain in the 280G Escrow Account to which Surratt is entitled, Surratt, may, by mutual written agreement executed by all of them (including Surratt in the case of the 280G Escrow Account) at any time, remove the Escrow Agent as escrow agent hereunder, and substitute another bank or trust company therefor, in which event, upon receipt of written notice thereof, payment of any accrued but unpaid fees due the Escrow Agent, and reimbursement of the Escrow Agent’s other fees and expenses, in accordance herewith, the Escrow Agent shall account for and deliver to such substituted escrow agent the entire Escrow Funds, and the Escrow Agent shall thereafter be discharged from all duties hereunder, except for its gross negligence or willful misconduct.

6.  Entire Agreement.  This Agreement, the Merger Agreement and the CVR Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, whether written or oral, with respect to the subject matter hereof. Except for the Released Parties pursuant to Section 3.3 of this Agreement, there are no express, implied or intended third party beneficiaries of this Agreement. For the avoidance of doubt, none of the Holders or the Rights Agent shall be a beneficiary of this Agreement.

7.  Amendment; Waiver.  This Agreement may not be amended or modified except by an instrument in writing signed by the Stockholders’ Representative, Holdco and the Escrow Agent. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof.

8.  Governing Law.  This Agreement shall be governed by the laws of the State of New York without regard for choice of law or conflicts of law principles thereof. Each party hereby (a) irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of the State of New York and of the United States of America, in each case located in the State of New York with respect to all actions and proceedings arising out of or relating to this Agreement or the transaction contemplated hereby, (b) agrees that all claims with respect to any such action or proceeding shall be heard and determined in such New York State or federal court and agrees not to commence an action or proceeding relating to this Agreement or the transactions contemplated hereby except in such courts, (c) irrevocably and unconditionally waives any objection to the laying of venue of any action or proceeding arising out of this Agreement or the transactions contemplated hereby and irrevocably and unconditionally waives the defense of an inconvenient forum, (d) consents to service of process upon it by mailing or delivering such service to the address set forth in Section 13 hereof, and (e) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

9.  Assignment.  Subject to the provisions of Section 5.2(h), this Agreement shall not be assigned without the express written consent of the Stockholders’ Representative and Holdco (which consent may be granted or withheld in the sole discretion of the Stockholders’ Representative and Holdco); provided that Holdco shall be entitled to assign this Agreement to the same extent it is entitled to assign the Merger Agreement and the Stockholders Representative shall be entitled to assign this Agreement to any successor in accordance with Article VIII of the Merger Agreement. Notwithstanding the foregoing, no assignment of the interest of any of the parties hereto shall be binding upon the Escrow Agent unless and until reasonable written evidence of such assignment shall be delivered to the Escrow Agent.

10.  Counterparts.  This Agreement may be executed in one or more counterparts, and by the parties hereto in separate counterparts, each of which, when executed, shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile transmission or by electronic transmission of portable document format (PDF) files or tagged image file format (TIF) files shall constitute effective execution and delivery of this Agreement and may be used in lieu of the originally executed Agreement for all purposes. Signatures of the parties transmitted by facsimile or by electronic transmission of portable document format (PDF) files or tagged image file format (TIF) files shall be deemed to be their original signatures for all purposes.

11.  Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

12.  Severability.  To the extent any provision of this Agreement is prohibited by or invalid under the applicable law of any jurisdiction, such provision shall be ineffective only to the extent of such prohibition or invalidity and only in such jurisdiction, without prohibiting or invalidating such provision in any other jurisdiction or the remaining provisions of this Agreement in any jurisdiction.

13.  Notices.  All notices, requests, consents and demands to or upon the respective parties hereto will be in writing and will be deemed received (a) on the date of delivery if delivered personally, (b) on the date that written confirmation of transmission is received if by telecopy, facsimile or e-mail transmission of portable document format (PDF) files or tagged image file format (TIF) files, provided that such written confirmation is received on a Business Day on or prior to 3:00 p.m., New York City time, or if received after such time or on a day other than a Business Day, then on the first Business Day thereafter, (c) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (d) on the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. Any notice required to be delivered to more than one party under this Agreement shall be delivered by such method(s) under this Section 13 to ensure that all parties required to be recipients of said notice are deemed to have received such notice on the same day pursuant to this Section 13.  All notices hereunder must be delivered as set forth below, or pursuant to instructions as may be designated in writing by the party to receive such notice:

If to Holdco or Vowel, to:

c/o Veronis Suhler Stevenson
350 Park Avenue
New York, New York 10022
Attention: Scott J. Troeller
Tel: 212.381.8420
Fax: 212.381.8168
E-mail: troellers@vss.com

with a copy (which will not constitute notice) to:

Lowenstein Sandler PC
1251 Avenue of the Americas, 18th Floor
New York, New York 10020
Attention: Steven E. Siesser, Esq.
Tel: 212.204.8688
Fax: 973.597.2507
E-mail: ssiesser@lowenstein.com

If to the Stockholders’ Representative, to:

Vowel Representative, LLC
c/o Perkins Coie LLP
131 South Dearborn Street, Suite 1700
Chicago, Illinois 60603
Attention: Phil Gordon, Esq.
Tel: 312.324.8600
Fax: 312.324.9400
E-mail: pgordon@perkinscoie.com

with a copy (which will not constitute notice) to:

Perkins Coie LLP
131 South Dearborn Street, Suite 1700
Chicago, Illinois 60603
Attention: Phil Gordon, Esq. and Jim Cruger, Esq.
Tel: 312.324.8600
Fax: 312.324.9400
E-mail: pgordon@perkinscoie.com
jcruger@perkinscoie.com

If to Surratt, to:

Richard Surratt
[          ]
[          ]
Tel:
Fax:
E-mail: [          ]

If to the Escrow Agent, to:

Wells Fargo Bank, National Association
MAC N9311-115
625 Marquette Ave
11th Floor
Minneapolis, Minnesota 55402-2308
Attention: Aaron Soper
Tel: (612) 667-5628
Fax: (612) 667-2149
E-mail: aaron.soper@wellsfargo.com

14.  Service of Process.  Any and all service of process shall be effective against any party if given personally or by registered or certified mail, return receipt requested, or by any other means of mail that requires a signed receipt, postage prepaid, mailed to such party as herein provided. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction. No notice shall be effective under this Agreement unless given in a manner that complies with Section 13 hereof.

15.  Certain Definitions.  The following terms shall have the meanings ascribed thereto:

(a) “Business Day” means any day other than a Saturday, Sunday or other day on which the Escrow Agent is not open for conducting business as an escrow agent, generally.

(b) “Excess Employee Payment Amounts” has the meaning set forth in Section 5.24 of the Merger Agreement.

(c) “First CVR Payment Amount” means an amount equal the sum of (A) 100% of the aggregate amount held in the Excess Employee Payment Account as of the First CVR Payment Event Date, plus (B) 50% of the excess, if any, of (x) the total amount held in the CVR Escrow Account as of the First CVR Payment Event Date, minus (y) the then-unpaid portion of any Recoupment Amount as of the First CVR Payment Event Date. For the avoidance of doubt, under no circumstances shall any amounts in the Excess Employee Payment Fund be reduced or offset by any amounts set forth in clause (y) in the preceding sentence.

(d) “First CVR Payment Event Date” means the nine (9) month anniversary of the Effective Time.

(e) “Recoupment Amount” means an AC Payment Amount, DC Payment Amount, WC Payment Amount or Expense Payment Amount, as such amounts are reflected in a notice given in accordance with this Agreement, whether or not an Objection Notice has been delivered and whether or not the period during which an Objection Notice may be delivered has expired.

(f) “Second CVR Payment Amount” means an amount equal the (A) 100% of the aggregate amount held in the Excess Employee Payment Account as of the Second CVR Payment Event Date plus (B) the excess, if any, of (x) the total amount held in the CVR Escrow Account as of the Second CVR Payment Event Date, minus (y) the then-unpaid portion of any Recoupment Amount as of the Second CVR Payment Event Date. For the avoidance of doubt, under no circumstances shall any amounts in the Excess Employee Payment Account be reduced or offset by any amounts set forth in clause (y) in the preceding sentence.

(g) “Second CVR Payment Event Date” means the eighteen (18) month anniversary of the Effective Time.

(h) “Specified Agreed Contingency” means the Agreed Contingencies identified in Lines 5 and 6 of Section 9.15(i) of Vowel Disclosure Schedule.

(i) “Working Capital Adjustment” means the sum, if any, without duplication, of (x) the payment to be made to Holdco pursuant to the mutual written agreement of Holdco and the Stockholders Representative pursuant to Section 5.27(b) of the Merger Agreement, plus (y) the amount set forth in the Working Capital Award (as that terms is defined in the Merger Agreement), plus (z) without duplication of any amounts set forth in the Working Capital Award or retained by Holdco pursuant to Section 5.27(e) of the Merger Agreement, any reasonable documented out-of-pocket fees and expenses of the prevailing party as determined by the Independent Accountant in accordance with Section 5.27(e) of the Merger Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Escrow Agreement as of the date first above written.

HOLDCO:

CAMBIUM HOLDINGS, INC.

By:
Name:

Title:

VOWEL:

VOYAGER LEARNING COMPANY

By:
Name:

Title:

STOCKHOLDERS’ REPRESENTATIVE:

VOWEL REPRESENTATIVE, LLC, as Stockholders’ Representative

By:
Name:

Title:

SURRATT:

Richard Surratt

ESCROW AGENT:

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Escrow Agent

By:
Name:

Title:

Signature Page to Escrow Agreement

Annex L

FORM OF

STOCKHOLDERS AGREEMENT

THIS STOCKHOLDERS AGREEMENT (this “Agreement”) is made as of [     ], 2009, by and among Cambium-Voyager Holdings, Inc., a Delaware corporation (f/k/a Cambium Holdings, Inc.) (the “Company”), VSS-Cambium Holdings III, LLC, a Delaware limited liability company (the “Stockholder”), and Vowel Representative, LLC, a Delaware limited liability company (the “Stockholders’ Representative”), solely in its capacity as the Stockholders’ Representative pursuant to ARTICLE VIII of the Merger Agreement (as defined below).

RECITALS

WHEREAS, the Company, Voyager Learning Company, VSS-Cambium Holdings II Corp., a Delaware corporation (“Consonant”), Vowel Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Company (“Vowel Merger Sub”), Consonant Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Company (“Consonant Merger Sub”) and the Stockholders’ Representative, have entered into an Agreement and Plan of Mergers, dated as of June 20, 2009 (as the same may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, among other things, immediately prior to the execution of this Agreement, Vowel Merger Sub merged with and into Vowel (the “Vowel Merger”), with Vowel surviving the Vowel Merger as a wholly-owned subsidiary of the Company, and Consonant Merger Sub merged with and into Consonant (the “Consonant Merger”), with Consonant surviving the Consonant Merger as a wholly-owned subsidiary of the Company;

WHEREAS, pursuant to the terms of the Merger Agreement, the Stockholder, being the former sole stockholder of Consonant, has received shares of common stock of the Company, $0.001 par value per share (the “Common Stock”), as well as certain other consideration described in the Merger Agreement, in consideration of its common stock of Consonant;

WHEREAS, the Stockholder is currently the beneficial owner of [     ] of shares of Common Stock;

WHEREAS, the Stockholder and the Company believe it to be in the best interests of the Stockholder and of the Company to insure continuity of harmonious management of the Company and its subsidiaries, and the good performance thereof, by providing for certain preemptive rights and subscription rights and by addressing certain matters relating to the governance of the Company; and

WHEREAS, the Stockholder and the Company hereby agree that this Agreement shall govern certain matters as set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Stockholder do hereby agree as follows:

1. Definitions.  For purposes of this Agreement:

1.1. “Affiliate” has the meaning given to it in Rule 144(a)(1) of the Securities Act of 1933, as amended.

1.2. “Audit Committee” means the Audit Committee of the Company’s Board of Directors.

1.3. “Audit Committee Independent Director” means a director who is (i) independent as defined under Rule 5605(a)(2) of the Nasdaq Marketplace Rules; (ii) meets the criteria for independence set forth under Rule 10A-3(b) of the Exchange Act; (iii) has not participated in the preparation of the financial statements of the Company or any of its subsidiaries during the past three years; and (iv) is able to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement.

1.4. “Board” has the meaning assigned thereto in Section 2.1(a).

1.5. “Business Day” means a day, other than a Saturday or Sunday, or other day on which banks in the State of New York are closed or authorized by law to close.

1.6. “By-laws” means the by-laws of the Company.

1.7. “Capital Stock” means (a) shares of Common Stock and Preferred Stock (whether now outstanding or hereafter issued in any context), (b) shares of Common Stock issued or issuable upon conversion of Preferred Stock and (c) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by any Stockholder, or their respective successors or permitted transferees or assigns. For purposes of the number of shares of Capital Stock held by a Stockholder (or any other calculation based thereon), all shares of Preferred Stock shall be deemed to have been converted into Common Stock at the then-applicable conversion ratio.

1.8. “Common Stock” has the meaning assigned thereto in the recitals to this Agreement.

1.9. “Company Securities” has the meaning assigned thereto in Section 3.1.

1.10. “Contingent Value Right Agreement” means that certain Contingent Value Right Agreement, dated as of [          ], 2009, by and among the Stockholders’ Representative, the Company and Wells Fargo, N.A., as Rights Agent.

1.11. “DGCL” means the General Corporation Law of the State of Delaware.

1.12. “Effective Time” has the meaning assigned thereto in the Merger Agreement.

1.13. “Escrow Agreement” means that certain Escrow Agreement, dated as of [          ], 2009, by and among Voyager Learning Company, the Stockholders’ Representative, the Company and Wells Fargo, N.A., as Escrow Agent.

1.14. “Exchange Act” means the Securities Exchange Act of 1934, as amended.

1.15. “Exempt Issuances” has the meaning assigned thereto in Section 3.2(a).

1.16. “Independent Director” means a director who is independent as defined under Rule 5605(a)(2) of the Nasdaq Marketplace Rules.

1.17. “Merger Agreement” has the meaning assigned thereto in the recitals to this Agreement.

1.18. “New Issuance” has the meaning assigned thereto in Section 3.1.

1.19. “Offer Notice” has the meaning assigned thereto in Section 3.1.

1.20. “Ownership Percentage” means the quotient of (1) the number of votes which may be cast by a VSS Stockholder as of the date of the Offer Notice based upon the number of shares of Voting Stock owned by such VSS Stockholder on the date of the Offer Notice divided by (2) the total number of votes which may be cast by the holders of all outstanding shares of Voting Stock as of the date of the Offer Notice.

1.21. “Permitted Assignee” has the meaning assigned thereto in Section 3.1.

1.22. “Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.23. “Preferred Stock” means shares of the Company’s preferred stock, par value $0.001 per share, as may be issued from time to time.

1.24. “Purchasing Stockholder” has the meaning assigned thereto in Section 3.2(a).

1.25. “Restated Certificate” means the Amended and Restated Certificate of Incorporation of the Company.

1.26. “Shares” means and includes any securities of the Company the holders of which are entitled to vote for members of the Board, including without limitation, all shares of Common Stock or Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

1.27. “Subscription Notice” has the meaning assigned thereto in Section 4.2.

1.28. “Subscription Period” has the meaning assigned thereto in Section 4.1.

1.29. “Subscription Price Per Share” has the meaning assigned thereto in Section 4.1.

1.30. “Subscription Shares” has the meaning assigned thereto in Section 4.2.

1.31. “Voting Stock” means shares of Common Stock and any Company Securities which vote on an as-converted basis with the Common Stock.

1.32. “Vowel Class II Designees” has the meaning assigned thereto in Section 2.1(d).

1.33. “Vowel Class III Designees” has the meaning assigned thereto in Section 2.1(d).

1.34. “VSS” means VSS Fund Management LLC.

1.35. “VSS Fund(s)” means the Stockholder and/or one or more other funds or entities owned, controlled or managed by VSS.

1.32. “VSS Stockholder” has the meaning assigned thereto in Section 3.1.

2. Voting Provisions Regarding Board of Directors and Organizational Documents.

2.1.  Size and Composition of Board.

(a) The Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board of Directors of the Company (the “Board”) shall, until the third anniversary of the Effective Time (as that term is defined in the Merger Agreement), be set and remain at nine (9) directors.

(b) Pursuant to the terms of the Restated Certificate, the Company maintains a staggered board with the classes and other terms set forth in the Restated Certificate and By-laws. Specifically, among other things, the Restated Certificate provides that the Board shall be divided into three classes, as nearly equal in number as possible, designated as Class I, Class II and Class III. The Stockholder hereby acknowledges that the duly elected directors of the Company as of the date hereof are the persons set forth on Exhibit A attached hereto and that each such person serves in the class described on Exhibit A.

2.2.  Removal and Replacement of Board Members.

(a) The Stockholder agrees that except as required by Law or rule of any national securities exchange or self regulatory organization (based on advice of legal counsel), and until the earlier to occur of (the “Expiration Date”): (i) the written consent of the Stockholders’ Representative (which consent may be granted or withheld in its sole and absolute discretion), (ii) the full distribution by the Escrow Agent (as defined in the Escrow Agreement) of all of the CVR Escrow Funds (as defined in the Escrow Agreement) in accordance with the terms of the Escrow Agreement, (iii) the second anniversary of the Effective Time with respect to the Vowel Class II Designees listed below or the third anniversary of the Effective Time with respect to the Vowel Class III Designees listed below or (iv) the VSS Funds collectively ceasing to beneficially own (as determined in accordance with Rule 13d-3 of the Exchange Act) at least ten percent (10%) of the issued and outstanding shares of Common Stock, the Stockholder shall not vote, act by written consent or take any other action to remove or disqualify any of (i) the Vowel Class II Designees, or (ii) the Vowel Class III Designees, in each case other than for cause as determined in accordance with Section 141 of the DGCL. The Stockholder agrees to execute any written consents and take any other actions reasonably required to perform the obligations of this Agreement. The Expiration Date, as applicable to the Vowel Class II Designees is referred to herein as the

“Class II Expiration Date”; and the Expiration Date, as applicable to the Vowel Class III Designees is referred to herein as the “Class III Expiration Date”.

(b) “Vowel Class II Designees” shall initially mean the following two (2) individuals: [          ] and [          ]. “Vowel Class III Designees” shall initially mean the following two (2) individuals: [          ] and [          ]. The Vowel Class II Designees and the Vowel Class III Designees are referred to collectively herein as the “Vowel Designees”. If, at any time prior to the applicable Expiration Date, any Vowel Designee resigns, is removed for cause as contemplated in Section 2.2(a), or a vacancy otherwise occurs with respect to the board seat occupied by such Vowel Designee, then the Stockholder or the Company shall provide prompt written notice to the Stockholders’ Representative of such vacancy and the Stockholders’ Representative may nominate a replacement director to serve in the same Class as the departing director, subject to the approval of the Stockholder (which approval shall not be unreasonably withheld, conditioned or delayed) (each, a “Vowel Replacement Designee”). The Stockholder shall vote, act by written consent and take any other action that is necessary or appropriate to cause the election of the Vowel Replacement Designee to the Board whereupon the Vowel Replacement Designee shall become a Vowel Class II Designee or a Vowel Class III Designee, as applicable, in accordance with this Agreement.

(c) Notwithstanding the foregoing, at least two (2) of the Vowel Designees (including any Vowel Replacement Designee) and at least one (1) of the directors nominated by the Stockholder shall be an Audit Committee Independent Director.

2.3.  Amendment of Restated Certificate and Bylaws.  The Stockholder agrees that, until the third anniversary of the Effective Time, except as required by Law or any rule of any national securities exchange or self regulatory organization (based on advice of legal counsel), for so long as the VSS Funds collectively beneficially own (as determined in accordance with Rule 13d-3 of the Exchange Act) at least ten percent (10%) of the issued and outstanding shares of Common Stock, (i) none of the VSS Funds nor the Stockholder shall vote, act by written consent or take any other action to amend, modify or repeal the Restated Certificate or Bylaws to eliminate the Class II or the Class III classes, to increase or decrease the size of the Board or in any other manner that would constitute a breach of this Section 2 and (ii) the VSS Funds and the Stockholder shall vote or act by written consent to maintain a staggered board with the classes and other terms set forth in the Restated Certificate and the By-Laws as adopted on the Closing Date

2.4.  Other Agreements Relating to Board Members.

(a) From time to time the Board may establish one or more committees of the Board consisting of more than one director. From the date of this Agreement until the Class III Expiration Date, at least one (1) Vowel Designee that is not an Independent Director shall be appointed by the Board to any such committee other than the Audit Committee; provided, however, to the extent such committee is required by applicable Law or any rule of any national securities exchange or self regulatory organization to be comprised of at least a majority of Independent Directors, then the Vowel Designee appointed to such committee shall be an Independent Director. From the date of this Agreement until the Class III Expiration Date, at least (1) Vowel Designee who shall be an Audit Committee Independent Director shall be appointed by the Board to the Audit Committee.

(b) From the date of this Agreement until the Class III Expiration Date, the Stockholder and the Company hereby agree that, if and to the extent the Company or any subsidiary enters into an indemnification or similar agreement with, or purchases insurance for the benefit of, any director nominated by the Stockholder, then such agreement or insurance shall also be provided to the Vowel Designees on the same terms and conditions.

3. Preemptive Rights.

3.1.  Notice of Proposed Issuance.  Except with respect to Exempt Issuances (as defined in Section 3.3), for so long as the VSS Funds beneficially own (as determined in accordance with Rule 13d-3 of the Exchange Act) at least twenty-five percent (25%) of the issued and outstanding shares of Common Stock, in the event that the Company proposes to issue any (i) shares of Common Stock, (ii) warrants, options or other rights to purchase shares of Common Stock or (iii) notes, debentures or other securities convertible into or exercisable or exchangeable for shares of Common Stock (collectively, the “Company Securities”), the Company will deliver to each of the VSS Funds then owning Common Stock or, if applicable, other Company Securities (a “VSS Stockholder”) a written notice (the “Offer Notice”) prior to effecting any such issuance (the “New Issuance”), offering to such VSS Stockholder the right, for a period of thirty (30) days after receipt of the Offer Notice (the “Election Period”), to purchase such number of shares of Common Stock so that its Ownership Percentage following such New Issuance shall be equal to its Ownership Percentage prior to such New Issuance; provided, however, to the extent the New Issuance consists of Company Securities other than Common Stock, subject to the approval of the Audit Committee (which notice of approval shall be set forth in the Offer Notice), any VSS Stockholder shall have the right to purchase such number of Company Securities so that it shall maintain its same Ownership Percentage following such New Issuance. The Offer Notice shall describe the Company Securities proposed to be issued by the Company and specify the number, price and payment terms. Each VSS Stockholder who exercises its rights under this Section 3.1 shall pay an amount equal to the cash and other consideration with respect to such Company Securities being issued to it as set forth in the Offer Notice. Each of the VSS Stockholders shall be entitled to apportion its rights to purchase the Company Securities under this Section 3 among itself and its Affiliates in such proportions as it deems appropriate and may assign the rights granted to it under this Section 3 to any of its Affiliates, in each case prior to the expiration of the Election Period (a “Permitted Assignee”).

3.2.  Right to Purchase Company Securities.

(a) Any of the VSS Stockholders or Permitted Assignees, as the case may be, which desires to exercise rights under this Section 3 shall accept the Company’s offer as to the full number of Common Stock or other Company Securities, as the case may be, offered to the applicable VSS Stockholder in the Offer Notice or any lesser number by written notice thereof (an “Exercise Notice”) given by the VSS Stockholder or Permitted Assignee, as the case may be, to the Company prior to the expiration of the Election Period. A delivery of an Exercise Notice (which notice shall specify the number (or amount) of Common Stock or other Company Securities, as the case may be, to be purchased by such VSS Stockholder or Permitted Assignee, as the case may be, as permitted under this Section 3) shall constitute a binding agreement of such VSS Stockholder or Permitted Assignee, as the case may be, (a “Purchasing Stockholder”), to purchase, at the price and on the terms specified in the Offer Notice, the number (or amount) of Common Stock or other Company Securities specified in such Purchasing Stockholder’s Exercise Notice. If at the termination of the Election Period a VSS Stockholder or Permitted Assignee, as the case may be, shall not have exercised its rights to purchase Common Stock or other Company Securities, as applicable, pursuant to this Section 3, such VSS Stockholder or Permitted Assignee, as the case may be, shall be deemed to have waived any and all of its rights under this Section 3 with respect to that purchase of such Common Stock or other Company Securities, as applicable (such waiver shall not apply to any subsequently offered Company Securities).

(b) The Company shall have ninety (90) days from the date of the Offer Notice to consummate the proposed New Issuance at the price and upon substantially the same terms specified in the Offer Notice. At the consummation of such New Issuance, the Company shall issue in an uncertificated book-entry form (unless a physical certificate is requested by such Purchasing Stockholder) the Common Stock or other Company Securities to each Purchasing Stockholder, against payment by such Purchasing Stockholder of the purchase price for such Common Stock or other Company Securities, as the case may be, specified in such Purchasing Stockholder’s Exercise Notice. If the Company proposes another New Issuance after such time period above, it shall again comply with the procedures set forth in this Section 3.

(c) The value of any non-cash consideration to be received by the Company in any New Issuance shall be determined by the Board in good faith, and shall be specified in the Offer Notice delivered in connection with any such New Issuance. If a Purchasing Stockholder elects to exercise its rights under this Section 3 in connection with any New Issuance in which there is any such non-cash consideration, then, such Purchasing Stockholder may elect in its Exercise Notice to tender, in lieu of tendering any such non-cash consideration, an amount in cash equal to the reasonably determined good faith value of such non-cash consideration.

(d) The Common Stock or other Company Securities, as the case may be, when issued, sold and delivered to the applicable Purchasing Stockholders in accordance with the terms and for the consideration set forth in this Section 3, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than applicable state and federal securities laws and liens and encumbrances created by any Purchasing Stockholder owning such Common Stock or other Company Securities, as the case may be. The Company shall use its reasonable best efforts to cause the Common Stock or other Company Securities, as the case may be, to be listed on the national securities exchange where the Company’s capital stock is then listed.

3.3.  Exempt Issuances.  The following shall constitute “Exempt Issuances” under this Section 3: any issuance in which Company Securities are issued (i) pursuant to a stock split, stock dividend, capital reorganization, recapitalization, or reclassification of the Company’s Common Stock or other capital stock, distributable on a pro rata basis to all holders of the same class of such Common Stock or other capital stock, (ii) to employees, officers, directors or consultants of the Company pursuant to an equity incentive plan, stock option plan, employee stock purchase plan, restricted stock plan or other employee benefit plans or programs in effect from time to time, (iii) in connection with the conversion of any preferred stock or the conversion or exercise of any options, warrants or other rights to purchase any Company Securities, (iv) in consideration for the acquisition (by merger, consolidation, reorganization or otherwise) by the Company or any subsidiary of the Company of the assets, business or equity interests of another Person approved by a majority of the Board, or (v) to any of the Company’s or its subsidiaries’ lenders or other financing sources in connection with the incurrence, renewal or maintenance of any indebtedness.

4. Subscription Rights.

4.1.  Grant of Subscription Right.  Notwithstanding the rights afforded by Section 3 hereof and subject to the terms and conditions specified in this Section 4, at any time and from time to time, until the twenty-four month anniversary of Effective Time (as defined in the Merger Agreement) (the “Subscription Period”), the Company hereby grants to the VSS Funds (collectively) an option to purchase, in the aggregate and at a purchase price per share of Common Stock equal to ninety percent (90%) of the volume weighted average price measured over the 10-trading day period immediately preceding the issuance (the “Subscription Price Per Share”), a number of shares of Common Stock up to the lesser of (i) 7,500,000 shares of Common Stock (subject to appropriate adjustment in the event of any dividend, stock split, combination or similar recapitalization event) or (ii) such number of shares of Common Stock as the VSS Funds may purchase from time to time during the Subscription Period for an aggregate purchase price of up to $20,000,000. Each of the VSS Funds shall be entitled to apportion its subscription rights under this Section 4.1 among itself and its Permitted Assignees in such proportions as it deems appropriate and may assign any such rights granted to it to any of its Permitted Assignees.

4.2.  Subscription Rights Process.  Any of the VSS Funds or Permitted Assignees, as the case may be, which desires to exercise its rights under this Section 4 shall, from time to time during the Subscription Period, deliver a written notice to the Company (the “Subscription Notice”) stating (i) its bona fide intention to purchase shares of Common Stock (the “Subscription Shares”), and (ii) either the number of Subscription Shares to be purchased by such VSS Fund or the proposed aggregate purchase price to be paid by such VSS Fund for such Subscription Shares. The Company shall have sixty (60) days following the receipt of the Subscription Notice to consummate the issuance of such number of Subscription Shares to the applicable VSS Funds or Permitted Assignees, as the case may be, on the terms set forth in the Subscription Notice. At the consummation the issuance of such Subscription Shares, the Company shall issue in an uncertificated book-entry form (unless a physical certificate is requested by such VSS Fund) such Subscription Shares to be purchased by the applicable VSS Fund, against payment by such VSS Fund of the Subscription Price Per Share for such Subscription Shares. The Subscription Shares when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Section 4, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than applicable state and federal securities laws and liens and encumbrances created by the VSS Fund or Permitted Assignee, as the case may be, owning such Subscription Shares. The Company shall use its reasonable best efforts to cause the Subscription Shares to be listed on the national securities exchange where the Company’s capital stock is then listed.

5. Miscellaneous.

5.1.  Covenants of the Company.  The Company agrees to use commercially reasonable efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement.

5.2.  Stock Split.  All references to numbers of shares of Capital Stock in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the shares of Capital Stock occurring after the date of this Agreement.

5.3.  Binding Effect; Assignability.

(a) The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties, including without limitation Permitted Assignees. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than VSS, the VSS Funds and the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. VSS shall be an express intended third party beneficiary of this Agreement.

(b) Any successor, permitted assignee or permitted transferee of any Stockholder, including any Permitted Assignee who purchases securities in accordance with the terms hereof, shall deliver to the Company, as a condition to any transfer or assignment, a counterpart signature page hereto pursuant to which such successor, permitted assignee or permitted transferee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee.

5.4.  Severability.  In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or entity or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties hereto further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

5.5.  Governing Law.  This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

5.6.  Counterparts.  This Agreement may be executed in separate counterparts, but taken together shall constitute one and the same instrument. Delivery of an executed counterpart by facsimile or e-mail of a PDF file shall be effective as delivery of an original manually executed counterpart.

5.7.  Descriptive Headings.  The descriptive headings used herein are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

5.8.  Notices.  Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon receipt, when delivered personally or by courier, overnight delivery service or confirmed facsimile, or two (2) business days after being deposited in the regular mail as certified or registered mail (airmail if sent internationally) with postage prepaid, if such notice is addressed to the party to be notified at such party’s address or facsimile number as set forth beneath such party’s signature hereto, or as subsequently modified by written notice. If notice is given to the Company, a copy shall also be sent to Lowenstein Sandler PC, 1251 Avenue of the Americas, New York, NY 10020, Attention: Steven E. Siesser, Esq.; facsimile: (973) 597-2507. If notice is given to the Stockholders’ Representative, a copy shall also be sent to Perkins Coie LLP, 131 South Dearborn Street, Suite 1700, Chicago, Illinois 60603, Attention: Phil Gordon, Esq.: telephone: (312) 324-8600; facsimile: (312) 324-9400; E-mail: pgordon@perkinscoie.com.

5.9.  Amendment, Termination or Waiver.  Any provision of this Agreement may be amended, modified or terminated and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the Stockholder; and either (c) (i) the Stockholders’ Representative or (ii) a majority of the Vowel Designees who are serving on Board at such time.

5.10.  Entire Agreement.  This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements, representations and understandings (both written and oral) between the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party unless made in writing and signed by the party against whom enforcement is sought.

5.11.  Delays or Omissions.  No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5.12.  Further Assurances.  Each of party shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, assignments, instruments, and documents as the other reasonably may request from time to time for the purposes of carrying out the intent of this Agreement.

5.13.  Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVE AND COVENANT THAT THEY WILL NOT ASSERT THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENT OR ACTION RELATED HERETO OR THERETO.

5.14.  Specific Performance.  In addition to all other remedies available at law and in equity, the Stockholder or the Stockholders Representative, as the case may be, shall be entitled to specifically enforce any provision of this Agreement, and to seek and obtain injunctive and other equitable relief with respect to the enforcement of its rights under this Agreement, in each case, without the need to post bond or security therefore.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the parties have executed this Stockholders Agreement as of the date first written above.

COMPANY:

CAMBIUM-VOYAGER HOLDINGS, INC.

By:
Name:
Title:
Address:

STOCKHOLDER:

VSS-CAMBIUM HOLDINGS III, LLC

By:
Name:
Title:
Address:

STOCKHOLDERS’ REPRESENTATIVE:

VOWEL REPRESENTATIVE, LLC

By:
Name:
Title:
Address:

[Signature Page to Stockholders Agreement]

EXHIBIT A

BOARD OF DIRECTORS

CLASS I DIRECTORS

CLASS II DIRECTORS

CLASS III DIRECTORS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Officers and Directors

Pursuant to the Delaware General Corporation Law (the “DGCL”), a corporation may indemnify any person in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than a derivative action by or in the right of such corporation) who is or was a director, officer, employee or agent of such corporation, or serving at the request of such corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of such corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The DGCL also permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to such corporation unless the Delaware Court of Chancery (or the court in which such action or suit was brought) shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses that such court may deem proper.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by the DGCL to indemnify such person for actual and reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that such person is not entitled to be so indemnified.

The DGCL provides that the indemnification described above shall not be deemed exclusive of other indemnification that may be granted by a corporation pursuant to its bylaws, disinterested directors’ vote, stockholders’ vote, agreement or otherwise. The DGCL also provides corporations with the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in a similar capacity for another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability as described above.

The registrant’s certificate of incorporation provides that a director of the registrant shall not be personally liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by the DGCL, for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DCGL, or (4) for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of such provision shall eliminate or reduce the effect of such provision in respect of any matter occurring, or any cause of action, suit or claim that, but for such provision, would accrue or arise prior to such amendment or repeal.

While the registrant’s certificate of incorporation provides directors with protection from awards for monetary damages for breach of their duty of care, it does not eliminate such duty. Accordingly, the registrant’s certificate of incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.

The registrant’s certificate of incorporation provides that each person who was or is made a party to or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter, a “proceeding”), by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the registrant or is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the registrant to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the registrant to provide broader indemnification rights than said law permitted the registrant to provide prior to such amendment), against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith. Such right to indemnification includes the right to have the registrant pay the expenses incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the DGCL. Such rights are not exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the registrant’s certificate of incorporation or bylaws, agreement, vote of stockholders or disinterested directors or otherwise. No repeal or modification of such provision will in any way diminish or adversely affect the rights of any director, officer, employee or agent of the registrant thereunder in respect of any occurrence or matter arising prior to any such repeal or modification.

The registrant’s certificate of incorporation also specifically authorizes the registrant to maintain insurance and to grant similar indemnification rights to employees or agents of the registrant. The directors and officers of the registrant are covered by insurance policies indemnifying them against certain liabilities, including certain liabilities arising under the Securities Act of 1933, which might be incurred by them in such capacities.

Item 21.  Exhibits and Financial Statement Schedules

(a) Exhibits

In reviewing the agreements included as exhibits to this registration statement on Form S-4, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about Voyager, Cambium, Holdings or the other parties to the agreements. The agreements may contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other party or parties to the applicable agreement and:

(i) should not in any instances be treated as categorical statements of fact, but rather as a means of allocating the risk to one of the parties if those statements prove to be inaccurate;

(ii) may have been qualified by disclosures that were made to the other party or parties in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

(iii) may apply standards of materiality in a manner that is different from what may be viewed as material to you or other investors; and

(iv) were made only as of the date of the applicable agreement or other date or dates that may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time.

The following exhibits are filed herewith:

Exhibit
Number	Description

2.1	Agreement and Plan of Mergers by and among Voyager-Cambium Holdings, Inc. (f/k/a Cambium Holdings, Inc.), Voyager Learning Company, VSS-Cambium Holdings II Corp., Vowel Acquisition Corp., Consonant Acquisition Corp. and Vowel Representative, LLC, solely in its capacity as stockholders’ representative, dated as of June 20, 2009 is attached as Annex A to the proxy statement/prospectus included in this registration statement.
3.1	Amended and Restated Certificate of Incorporation of Cambium-Voyager Holdings, Inc. is attached as Annex C to the proxy statement/prospectus included in this registration statement.

Exhibit
Number	Description

3.2	Amended and Restated Bylaws of Cambium-Voyager Holdings, Inc. are attached as Annex D to the proxy statement/prospectus included in this registration statement.
4.1	Specimen share certificate of Cambium-Voyager Holdings, Inc.††
4.2	Form of Cambium-Voyager Holdings, Inc. Warrant.†
5.1	Opinion of Lowenstein Sandler PC with respect to the validity of the common stock offered hereby.*
8.1	Opinion of Lowenstein Sandler PC with respect to certain tax matters.*
8.2	Opinion of McDermott Will & Emery LLP with respect to certain tax matters.*
10.1	Limited Guarantee given by certain funds managed by VSS Fund Management LLC is attached as Annex G to the proxy statement/prospectus included in this registration statement.
10.2	Voting and Support Agreement given to Voyager Learning Company by VSS-Cambium Holdings III, LLC is attached as Annex H to the proxy statement/prospectus included in this registration statement.
10.3	Form of Voting and Support Agreement given to Cambium-Voyager Holdings, Inc. is attached as Annex I to the proxy statement/prospectus included in this registration statement.
10.4	Form of Contingent Rights Agreement by and among Cambium-Voyager Holdings, Inc., Vowel Representative, LLC and Wells Fargo Bank, National Association is attached as Annex J to the proxy statement/prospectus included in this registration statement.
10.5	Form of Escrow Agreement by and among Cambium-Voyager Holdings, Inc., Vowel Representative, LLC, Voyager Learning Company, Richard Surratt and Wells Fargo Bank, National Association is attached as Annex K to the proxy statement/prospectus included in this registration statement.
10.6	Form of Stockholders Agreement by and among Cambium-Voyager Holdings, Inc., VSS-Cambium Holdings III, LLC and Vowel Representative, LLC is attached as Annex L to the proxy statement/prospectus included in this registration statement.
10.7	Cambium-Voyager Holdings, Inc. 2009 Equity Incentive Plan.†
10.8	Senior Secured Credit Agreement dated as of April 12, 2007 among VSS-Cambium Merger Corp. as the Borrower (the predecessor to Cambium Learning, Inc.); VSS-Cambium Holdings, LLC and other Guarantors; the Lenders; Credit Suisse Securities (USA) LLC and Barclays Capital, the investment banking division of Barclays Bank PLC, as Co-Lead Arrangers and Joint Bookmanagers; Barclays Bank PLC, as Administrative Agent and Collateral Agent; Credit Suisse Securities (USA) LLC, as Co-Syndication Agent; BNP Paribas, as Co-Syndication Agent; and TD Securities (USA) LLC, as Documentation Agent.*
10.9	Limited Waiver and Amendment, dated as of May 20, 2008, by and among, Cambium Learning, Inc., as the Borrower (the successor to VSS-Cambium Merger Corp.), Barclays Bank PLC, as Administrative Agent and the required lenders, to the Senior Secured Credit Agreement, dated as of April 12, 2007.††
10.10	Letter Agreement, dated July 15, 2008, by and among Cambium Learning, Inc., as the Borrower, Barclays Bank PLC, as Administrative Agent and the required lenders.†
10.11	Permanent Waiver and Amendment No. 2, dated as of August 22, 2008, by and among, Cambium Learning, Inc., as the Borrower (the successor to VSS-Cambium Merger Corp.), Barclays Bank PLC, as Administrative Agent and the required lenders to the Senior Secured Credit Agreement, dated as of April 12, 2007, as amended.*
10.12	Note Purchase Agreement dated as of April 12, 2007 among VSS-Cambium Merger Corp., as Company (the predecessor to Cambium Learning, Inc.); VSS-Cambium Holdings, LLC, as Guarantor; TCW/Crescent Mezzanine Partners IV, L.P., TCW/Crescent Mezzanine Partners IVB, L.P., MAC Capital, Ltd., New York Life Investment Management Mezzanine Partners II, LP, NYLIM Mezzanine Partners II Parallel Fund, LP, Goldentree Capital Solutions Fund Financing, Goldentree Capital Opportunities, LP, as Purchasers; and TCW/Crescent Mezzanine Partners IV, L.P., as Administrative Agent.*
10.13	Temporary Waiver and Amendment, dated as of May 20, 2008, by and among Cambium Learning, Inc., (the successor to VSS-Cambium Merger Corp.), TCW/Crescent Mezzanine Partners IV, L.P., as Administrative Agent and the required note holders, to the Note Purchase Agreement, dated as of April 12, 2007.††

Exhibit
Number	Description

10.14	Letter Agreement, dated July 15, 2008, by and among Cambium Learning, Inc., TCW/Crescent Mezzanine Partners IV, L.P., as Administrative Agent and the required note holders.†
10.15	Permanent Waiver and Amendment No. 2 dated as of August 22, 2008, by and among Cambium Learning, Inc., (the successor to VSS-Cambium Merger Corp.), TCW/Crescent Mezzanine Partners IV, L.P., as Administrative Agent and the required note holders, to the Note Purchase Agreement, dated as of April 12, 2007, as amended.††
10.16	Promissory Note, dated April 12, 2007, made by Cambium Learning, Inc. in favor of TCW/Crescent Mezzanine Partners IV, L.P. in the aggregate principal amount of $12,973,131.22.†
10.17	Promissory Note, dated April 12, 2007, made by Cambium Learning, Inc. in favor of TCW/Crescent Mezzanine Partners IVB, L.P. in the aggregate principal amount of $9,526,868.78.†
10.18	Promissory Note, dated April 12, 2007, made by Cambium Learning, Inc. in favor of MAC Capital LTD in the aggregate principal amount of $2,500,000.†
10.19	Promissory Note, dated April 12, 2007, made by Cambium Learning, Inc. in favor of NYLIM Mezzanine Partners II Parallel Fund, L.P. in the aggregate principal amount of $3,063,436.24.†
10.20	Promissory Note, dated April 12, 2007, made by Cambium Learning, Inc. in favor of NY Life Investment Management Mezzanine Partners II, L.P. in the aggregate principal amount of $8,936,536.76.†
10.21	Promissory Note, dated April 12, 2007, made by Cambium Learning, Inc. in favor of Goldentree Capital Solutions Fund Financing in the aggregate principal amount of $10,000,000.†
10.22	Promissory Note, dated April 12, 2007, made by Cambium Learning, Inc. in favor of Goldentree Capital Opportunities in the aggregate principal amount of $3,000,000.†
10.23	Employment Agreement, dated April 12, 2007, by and between Cambium Learning, Inc. and David Cappellucci.†
10.24	Amendment, dated June 26, 2009, by and among David Cappellucci, Cambium Learning, Inc. and Cambium Voyager Holdings, Inc. to Employment Agreement, dated April 12, 2007.†
10.25	Restrictive Covenants Agreement, dated November 28, 2006 by and between ProQuest Company and Snap-on Incorporated.†
10.26	Employment agreement dated April 9, 2009, between Voyager Learning Company and Ron Klausner.†
10.27	Employment agreement dated June 19, 2009, between Voyager Expanded Learning and Brad Almond.†
10.28	Employment agreement dated May 8, 2009, between Voyager Learning Company and Richard Surratt.†
10.29	Retention Agreement, dated July 13, 2006, by and between Voyager Learning Company (f/k/a ProQuest Company) and Todd Buchardt.††
10.30	Employment agreement dated May 8, 2009, between Voyager Learning Company and Todd Buchardt.†
10.31	Employment agreement dated March 4, 2009, between Voyager Expanded Learning and John Campbell.†
10.32	Letter Agreement, dated June 20, 2009, by and among Voyager Learning Company, Cambium-Voyager Holdings, Inc. (f/k/a Cambium Holdings, Inc.), VSS-Cambium Holdings III and VSS Cambium Holdings II Corp.†
10.33	Letter Agreement, dated July 24, 2009, by and between Cambium-Voyager Holdings, Inc. and VSS Fund Management LLC.†
10.34	Voyager Supplemental Retirement Plan.††
10.35	Voyager Amended and Restated Replacement Benefit Plan.††
10.36	Amendment to Employment Agreement dated as of August 7, 2009, by and among Cambium-Voyager Holdings, Inc., Voyager Learning Company and Ronald Klausner.††
10.37	Amendment No. 3, dated as of October 29, 2009, by and among Cambium Learning, Inc., as the Borrower (the successor to VSS-Cambium Merger Corp.), Barclays Bank PLC, as Administrative Agent, and the required lenders to the Senior Secured Credit Agreement, dated as of April 12, 2007, as amended.*
10.38	Amendment No. 3, dated as of October 29, 2009, by and among Cambium Learning, Inc., (the successor to VSS-Cambium Merger Corp.), TCW/Crescent Mezzanine Partners IV, L.P., as Administrative Agent, and the required note holders, to the Note Purchase Agreement, dated as of April 12, 2007, as amended.*

Exhibit
Number	Description

21.1	Subsidiaries of Cambium-Voyager Holdings, Inc.†
23.1	Consent of Grant Thornton LLP.*
23.2	Consent of Ernst & Young LLP.*
23.3	Consent of Whitley Penn LLP.*
23.4	Consent of KPMG LLP.*
23.5	Consent of Lowenstein Sandler PC (included in Exhibit 5.1).
23.6	Consent of Lowenstein Sandler PC (included in Exhibit 8.1).
23.7	Consent of McDermott Will & Emery LLP (included in Exhibit 8.2).
24.1	Power of Attorney (included on the signature page to the initial filing of this registration statement).
99.1	Form of Voyager Learning Company proxy card.†
99.2	Opinion of Allen & Company, LLC is attached as Annex E to the proxy statement/prospectus included in this registration statement.
99.3	Opinion of Houlihan, Smith & Company, LLC is attached as Annex F to the proxy statement/prospectus included in this registration statement.
99.4	Form of Election Form.*
99.5	Consent of Allen & Company, LLC (included as part of its opinion filed as Exhibit 99.2).
99.6	Consent of Houlihan Smith & Company Inc.†
99.7	Consent of Prospective Director (David F. Cappellucci).††
99.8	Consent of Prospective Director (Ronald Klausner).††
99.9	Consent of Prospective Director (Frederick J. Schwab).††
99.10	Consent of Prospective Director (Richard J. Surratt).††
99.11	Consent of Prospective Director (Neil Weiner).††

*	Filed herewith.

†	Filed with the initial filing of the registration statement on Form S-4 on August 6, 2009.

††	Filed with Amendment No. 1 to the registration statement on Form S-4 on October 9, 2009.

(b) Financial Statement Schedules

The following documents are filed as part of the proxy statement/prospectus filed as part of this registration statement:

Schedule II: VSS – Cambium Holdings, LLC Valuation and Qualifying Accounts

Schedule II: Voyager Learning Company Valuation and Qualifying Accounts

Item 22.  Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; this includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 2 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 29, 2009.

CAMBIUM-VOYAGER HOLDINGS, INC.

By:	/s/ Scott J. Troeller
Name: Scott J. Troeller
Title: President

Pursuant to the requirements of the Securities Act, this Amendment No. 2 to the registrant’s registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title(s)	Date

/s/ Scott J. Troeller Scott J. Troeller	Director and Principal Executive Officer	October 29, 2009

/s/ Jeffrey T. Stevenson* Jeffrey T. Stevenson	Director	October 29, 2009

/s/ David F. Cappellucci* David F. Cappellucci	Principal Financial and Accounting Officer	October 29, 2009

*By: Scott J. Troeller Scott J. Troeller Attorney-in-fact

VSS-Cambium Holdings, LLC
Schedule II: Valuation and Qualifying Accounts
(in thousands)

Accounts
Receivable
Reserve

Balance as of January 1, 2006 (Predecessor)	$513
Charged to costs and expenses	—
Charged to other accounts(1)	201
Recoveries	—
Write-offs	(212)
Other	—

Balance as of December 31, 2006 (Predecessor)	$502

Charged to costs and expenses	(4)
Charged to other accounts(1)	61
Recoveries	—
Write-offs	(2)
Other	—

Balance as of April 11, 2007	$557

Charged to costs and expenses	157
Charged to other accounts(1)	(10)
Recoveries	—
Write-offs	(9)
Other	—

Balance as of December 31, 2007 (Successor)	$695

Charged to costs and expenses	18
Charged to other accounts(1)	(5)
Recoveries	—
Write-offs	(2)
Other	—

Balance as of December 31, 2008 (Successor)	$706

(1)	Charges to other accounts includes sales returns.

Schedule II: Voyager Learning Company Valuation and Qualifying Accounts
(in thousands)

	Accounts
	Receivable	Inventory
	Reserve	Reserve

Balance as of January 1, 2006	$649	$967
Charged to costs and expenses	1,646	1,128
Charged to other accounts(1)	1,425	—
Recoveries	—	—
Write-offs	(1,947)	(492)
Other	—	—

Balance as of December 30, 2006	$1,773	$1,603

Charged to costs and expenses	67	2,149
Charged to other accounts(1)	2,326	—
Recoveries	—	—
Write-offs	(2,830)	(996)
Other	—	—

Balance as of December 29, 2007	$1,336	$2,756

Charged to costs and expenses	(61)	2,348
Charged to other accounts(1)	1,569	—
Recoveries	—	—
Write-offs	(2,156)	(741)
Other	—	—

Balance as of December 31, 2008	$688	$4,363

(1)	Charges to other accounts include sales returns.

EXHIBIT INDEX

Exhibit
Number	Description

2.1	Agreement and Plan of Mergers by and among Voyager-Cambium Holdings, Inc. (f/k/a Cambium Holdings, Inc.), Voyager Learning Company, VSS-Cambium Holdings II Corp., Vowel Acquisition Corp., Consonant Acquisition Corp. and Vowel Representative, LLC, solely in its capacity as stockholders’ representative, dated as of June 20, 2009 is attached as Annex A to the proxy statement/prospectus included in this registration statement.
3.1	Amended and Restated Certificate of Incorporation of Cambium-Voyager Holdings, Inc. is attached as Annex C to the proxy statement/prospectus included in this registration statement.
3.2	Amended and Restated Bylaws of Cambium-Voyager Holdings, Inc. are attached as Annex D to the proxy statement/prospectus included in this registration statement.
4.1	Specimen share certificate of Cambium-Voyager Holdings, Inc.††
4.2	Form of Cambium-Voyager Holdings, Inc. Warrant.†
5.1	Opinion of Lowenstein Sandler PC with respect to the validity of the common stock offered hereby.*
8.1	Opinion of Lowenstein Sandler PC with respect to certain tax matters.*
8.2	Opinion of McDermott Will & Emery LLP with respect to certain tax matters.*
10.1	Limited Guarantee given by certain funds managed by VSS Fund Management LLC is attached as Annex G to the proxy statement/prospectus included in this registration statement.
10.2	Voting and Support Agreement given to Voyager Learning Company by VSS-Cambium Holdings III, LLC is attached as Annex H to the proxy statement/prospectus included in this registration statement.
10.3	Form of Voting and Support Agreement given to Cambium-Voyager Holdings, Inc. is attached as Annex I to the proxy statement/prospectus included in this registration statement.
10.4	Form of Contingent Rights Agreement by and among Cambium-Voyager Holdings, Inc., Vowel Representative, LLC and Wells Fargo Bank, National Association is attached as Annex J to the proxy statement/prospectus included in this registration statement.
10.5	Form of Escrow Agreement by and among Cambium-Voyager Holdings, Inc., Vowel Representative, LLC, Voyager Learning Company, Richard Surratt and Wells Fargo Bank, National Association is attached as Annex K to the proxy statement/prospectus included in this registration statement.
10.6	Form of Stockholders Agreement by and among Cambium-Voyager Holdings, Inc., VSS-Cambium Holdings III, LLC and Vowel Representative, LLC is attached as Annex L to the proxy statement/prospectus included in this registration statement.
10.7	Cambium-Voyager Holdings, Inc. 2009 Equity Incentive Plan.†
10.8	Senior Secured Credit Agreement dated as of April 12, 2007 among VSS-Cambium Merger Corp. as the Borrower (the predecessor to Cambium Learning, Inc.); VSS-Cambium Holdings, LLC and other Guarantors; the Lenders; Credit Suisse Securities (USA) LLC and Barclays Capital, the investment banking division of Barclays Bank PLC, as Co-Lead Arrangers and Joint Bookmanagers; Barclays Bank PLC, as Administrative Agent and Collateral Agent; Credit Suisse Securities (USA) LLC, as Co-Syndication Agent; BNP Paribas, as Co-Syndication Agent; and TD Securities (USA) LLC, as Documentation Agent.*
10.9	Limited Waiver and Amendment, dated as of May 20, 2008, by and among, Cambium Learning, Inc., as the Borrower (the successor to VSS-Cambium Merger Corp.), Barclays Bank PLC, as Administrative Agent and the required lenders, to the Senior Secured Credit Agreement, dated as of April 12, 2007.††
10.10	Letter Agreement, dated July 15, 2008, by and among Cambium Learning, Inc., as the Borrower, Barclays Bank PLC, as Administrative Agent and the required lenders.†
10.11	Permanent Waiver and Amendment No. 2, dated as of August 22, 2008, by and among, Cambium Learning, Inc., as the Borrower (the successor to VSS-Cambium Merger Corp.), Barclays Bank PLC, as Administrative Agent and the required lenders to the Senior Secured Credit Agreement, dated as of April 12, 2007, as amended.*

Exhibit
Number	Description

10.12	Note Purchase Agreement dated as of April 12, 2007 among VSS-Cambium Merger Corp., as Company (the predecessor to Cambium Learning, Inc.); VSS-Cambium Holdings, LLC, as Guarantor; TCW/Crescent Mezzanine Partners IV, L.P., TCW/Crescent Mezzanine Partners IVB, L.P., MAC Capital, Ltd., New York Life Investment Management Mezzanine Partners II, LP, NYLIM Mezzanine Partners II Parallel Fund, LP, Goldentree Capital Solutions Fund Financing, Goldentree Capital Opportunities, LP, as Purchasers; and TCW/Crescent Mezzanine Partners IV, L.P., as Administrative Agent.*
10.13	Temporary Waiver and Amendment, dated as of May 20, 2008, by and among Cambium Learning, Inc., (the successor to VSS-Cambium Merger Corp.), TCW/Crescent Mezzanine Partners IV, L.P., as Administrative Agent and the required note holders, to the Note Purchase Agreement, dated as of April 12, 2007.††
10.14	Letter Agreement, dated July 15, 2008, by and among Cambium Learning, Inc., TCW/Crescent Mezzanine Partners IV, L.P., as Administrative Agent and the required note holders.†
10.15	Permanent Waiver and Amendment No. 2 dated as of August 22, 2008, by and among Cambium Learning, Inc., (the successor to VSS-Cambium Merger Corp.), TCW/Crescent Mezzanine Partners IV, L.P., as Administrative Agent and the required note holders, to the Note Purchase Agreement, dated as of April 12, 2007, as amended.††
10.16	Promissory Note, dated April 12, 2007, made by Cambium Learning, Inc. in favor of TCW/Crescent Mezzanine Partners IV, L.P. in the aggregate principal amount of $12,973,131.22.†
10.17	Promissory Note, dated April 12, 2007, made by Cambium Learning, Inc. in favor of TCW/Crescent Mezzanine Partners IVB, L.P. in the aggregate principal amount of $9,526,868.78.†
10.18	Promissory Note, dated April 12, 2007, made by Cambium Learning, Inc. in favor of MAC Capital LTD in the aggregate principal amount of $2,500,000.†
10.19	Promissory Note, dated April 12, 2007, made by Cambium Learning, Inc. in favor of NYLIM Mezzanine Partners II Parallel Fund, L.P. in the aggregate principal amount of $3,063,436.24.†
10.20	Promissory Note, dated April 12, 2007, made by Cambium Learning, Inc. in favor of NY Life Investment Management Mezzanine Partners II, L.P. in the aggregate principal amount of $8,936,536.76.†
10.21	Promissory Note, dated April 12, 2007, made by Cambium Learning, Inc. in favor of Goldentree Capital Solutions Fund Financing in the aggregate principal amount of $10,000,000.†
10.22	Promissory Note, dated April 12, 2007, made by Cambium Learning, Inc. in favor of Goldentree Capital Opportunities in the aggregate principal amount of $3,000,000.†
10.23	Employment Agreement, dated April 12, 2007, by and between Cambium Learning, Inc. and David Cappellucci.†
10.24	Amendment, dated June 26, 2009, by and among David Cappellucci, Cambium Learning, Inc. and Cambium Voyager Holdings, Inc. to Employment Agreement, dated April 12, 2007.†
10.25	Restrictive Covenants Agreement, dated November 28, 2006 by and between ProQuest Company and Snap-on Incorporated.†
10.26	Employment agreement dated April 9, 2009, between Voyager Learning Company and Ron Klausner.†
10.27	Employment agreement dated June 19, 2009, between Voyager Expanded Learning and Brad Almond.†
10.28	Employment agreement dated May 8, 2009, between Voyager Learning Company and Richard Surratt.†
10.29	Retention Agreement, dated July 13, 2006, by and between Voyager Learning Company (f/k/a ProQuest Company) and Todd Buchardt.††
10.30	Employment agreement dated May 8, 2009, between Voyager Learning Company and Todd Buchardt.†
10.31	Employment agreement dated March 4, 2009, between Voyager Expanded Learning and John Campbell.†
10.32	Letter Agreement, dated June 20, 2009, by and among Voyager Learning Company, Cambium-Voyager Holdings, Inc. (f/k/a Cambium Holdings, Inc.), VSS-Cambium Holdings III and VSS Cambium Holdings II Corp.†
10.33	Letter Agreement, dated July 24, 2009, by and between Cambium-Voyager Holdings, Inc. and VSS Fund Management LLC.†
10.34	Voyager Supplemental Retirement Plan.††
10.35	Voyager Amended and Restated Replacement Benefit Plan.††

Exhibit
Number	Description

10.36	Amendment to Employment Agreement dated as of August 7, 2009, by and among Cambium-Voyager Holdings, Inc., Voyager Learning Company and Ronald Klausner.††
10.37	Amendment No. 3, dated as of October 29, 2009, by and among Cambium Learning, Inc., as the Borrower (the successor to VSS-Cambium Merger Corp.), Barclays Bank PLC, as Administrative Agent, and the required lenders to the Senior Secured Credit Agreement, dated as of April 12, 2007, as amended.*
10.38	Amendment No. 3, dated as of October 29, 2009, by and among Cambium Learning, Inc., (the successor to VSS-Cambium Merger Corp.), TCW/Crescent Mezzanine Partners IV, L.P., as Administrative Agent, and the required note holders, to the Note Purchase Agreement, dated as of April 12, 2007, as amended.*
21.1	Subsidiaries of Cambium-Voyager Holdings, Inc.†
23.1	Consent of Grant Thornton LLP.*
23.2	Consent of Ernst & Young LLP.*
23.3	Consent of Whitley Penn LLP.*
23.4	Consent of KPMG LLP.*
23.5	Consent of Lowenstein Sandler PC (included in Exhibit 5.1).
23.6	Consent of Lowenstein Sandler PC (included in Exhibit 8.1).
23.7	Consent of McDermott Will & Emery LLP (included in Exhibit 8.2).
24.1	Power of Attorney (included on the signature page to the initial filing of this registration statement).
99.1	Form of Voyager Learning Company proxy card.†
99.2	Opinion of Allen & Company, LLC is attached as Annex E to the proxy statement/prospectus included in this registration statement.
99.3	Opinion of Houlihan, Smith & Company, LLC is attached as Annex F to the proxy statement/prospectus included in this registration statement.
99.4	Form of Election Form.*
99.5	Consent of Allen & Company, LLC (included as part of its opinion filed as Exhibit 99.2).
99.6	Consent of Houlihan Smith & Company Inc.†
99.7	Consent of Prospective Director (David F. Cappellucci).††
99.8	Consent of Prospective Director (Ronald Klausner).††
99.9	Consent of Prospective Director (Frederick J. Schwab).††
99.10	Consent of Prospective Director (Richard J. Surratt).††
99.11	Consent of Prospective Director (Neil Weiner).††

*	Filed herewith.

†	Filed with the initial filing of the registration statement on Form S-4 on August 6, 2009.

††	Filed with Amendment No. 1 to the registration statement on Form S-4 on October 9, 2009.